Form 20-F
period 2003-03-31
CREAM MINERALS LTD
filed 2003-10-08
CIK 1066130

September 30, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003 (with other information to August 31, 2003, except where noted)

OR

   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to

Commission file number 0-29870

CREAM MINERALS LTD.

(Exact name of Registrant specified in its charter)

CREAM MINERALS LTD.

(Translation of Registrant’s name into English)

BRITISH COLUMBIA, CANADA

(Jurisdiction of incorporation or organization)

Suite 1400, 570 Granville Street
Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE

(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered

None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of Cream's only class of issued capital stock as at September 30, 2003:

22,323,777 Common Shares Without Par Value

1

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

NOT APPLICABLE

Indicate by check mark which financial statement item Registrant has elected to follow:

                                Item 17                                                    Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On August 31, 2003, the Federal Reserve noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.7220 (see Item 4 for further historical Exchange Rate Information).

T A B L E O F C O N T E N T S

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report under the captions "Risk Factors", "Business Overview", "Operating and Financial Review and Prospects" and Quantitative and Qualitative Disclosures about Market Risk" and elsewhere in this Annual Report and the documents incorporated herein by reference constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Some forward-looking statements may be identified by such terms as "believes", "anticipates", "intends" or "expects". These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressly or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for silver and other metals; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of silver and gold; silver and gold price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.

PART 1

ITEM 1        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3        KEY INFORMATION

A. Selected Financial Data

The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2003, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles ("GAAP") and United States GAAP.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31
Balance Sheet Data	2003	2002	2001	2000	1999
Total assets according to financial statements (Cdn GAAP)(1)	$ 637	$ 1,448	$ 1,413	$ 1,251	$ 1,201
Total assets (U.S. GAAP)(2)	102	273	332	340	286
Total liabilities	502	320	131	368	306
Share capital	13,857	13,607	13,453	12,816	12,372
Contributed surplus	13	--	--	--	--
Deficit (Cdn GAAP)	$ (13,735)	$ (12,478)	$ (12,172)	(11,933)	(11,515)

(Cdn$)	As at March 31
Period End Balances (as at)	2003	2002	2001	2000	1999
Working capital (deficiency)	$ (478)	$ (285)	$ (72)	$ (249)	$ (298)
Mineral property interests (U.S.)	28	169	212	167	155
Mineral property interests (Cdn)	528	1,345	1,293	1,078	1,070
Shareholders’ equity (Cdn)	135	1,128	1,282	883	895
Shareholders’ equity (deficiency) (U.S.)	(377)	(54)	200	(235)	(202)
Number of outstanding shares	19,866	18,096	16,566	11,998	9,790

No cash or other dividends have been declared.

(Cdn$)	As at March 31
Statement of Operations Data	2003	2002	2001	2000	1999
Investment and other income	$ --	$ 1	$ 2	$ 6	$ 12
General and administrative expenses	149	146	241	403	850
Mineral property write-downs	1,107	161	--	20	1,419
Loss according to financial statements (CDN GAAP)	(1,256)	(306)	(239)	(417)	(2,257)
Loss according to financial statements (U.S. GAAP)	(586)	(430)	(440)	(446)	(2,298)
Loss from continuing operations per common share	(0.07)	(0.02)	(0.02)	(0.04)	(0.25)
Loss per share (U.S. GAAP)(2)	(0.03)	(0.03)	(0.03)	(0.04)	(0.26)

(1) Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. Cream has capitalized the exploration costs as incurred, which is not consistent with U.S. GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2) Under Canadian GAAP, management incentive shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted average number of shares outstanding until such shares are released for trading. No Cream shares are held in escrow.

Additionally, Statement of Financial Accounting Standards No.128: Earnings per Share ("SFAS 128") replaces the presentation of primary earnings per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

See Item 18 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 10 that reconciles Canadian GAAP to U.S. GAAP.

B. Capitalization and Indebtedness

Not applicable (this is an Annual Report only)

C. Reasons for the Offer and Use of Proceeds

Not applicable (this is an Annual Report only)

D. Risk Factors

Cream’s Mineral Property Interests Contain No Known Ore.  There is no known body of commercially viable ore on any of the projects held by Cream. All the projects are prospects only. Extensive additional exploration work will be required to ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. There is no certainty that the expenditures to be made by Cream on any of its mineral properties will result in discoveries of commercial quantities of ore.

Uncertain Project Realization Values.  Cream defers (capitalizes) acquisition and exploration costs incurred in connection with its Projects on its balance sheet in accordance with Canadian GAAP. Although Cream believes these costs (of approximately $1.35 million) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore, there can be no assurance that Cream could dispose of the Projects for their financial statement carrying values, and in such circumstances this would mean a diminution in the book value of shareholders’ equity.

Dependence on Management. The success of the activities of Cream is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. Cream does not maintain key employee insurance for any of its employees.

Further Funding Needed to Avoid Loss of Other Interest.  Cream’s acquisition rights to the various projects are contingent on its ability to meet its funding commitments. Currently, Cream’s only means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate any or sufficient amounts to allow Cream to discharge its obligations. In the event Cream is unable to discharge its obligations in a timely manner, Cream may be forced to forfeit interests in its mineral property interests.

Limited Assurance to Cream’s Title to Mineral Property Interests.  Although Cream has done a review of titles to its mineral interests it has not obtained title insurance or any formal legal opinion with respect to its properties and there is no guarantee of title. The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Cream’s mineral property interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.

Cream Has No History of Earnings and No Foreseeable Earnings.  Cream has no history of earnings and, due to the nature of its business; there can be no assurance that Cream will ever be profitable. Going Concern Assumption. Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis. However unless additional funding is obtained, this assumption will have to change and Cream’s assets may be written down to realizable values. Cream has incurred losses since inception (deficit at March 31, 2003, is $13.74 million), which casts substantial doubt on the ability of Cream to continue as a going-concern.

General Mining Risks. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of minerals produced by Cream. Factors beyond the control of Cream may affect the marketability of any substances discovered. Mineral prices, in particular gold and silver prices, have fluctuated widely in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of Cream. These other factors include government regulations relating to price, royalties, allowable production and importing and exporting of minerals. The operations of Cream may require licences and permits from various governmental authorities. There can be no assurances that Cream will be able to obtain all necessary licences and permits that may be required to carry out exploration, development and operations at its projects. The mineral industry is intensely competitive in all its phases. Cream competes with many companies possessing far greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Cream’s Share Price has Historically been Volatile.  The market price of a publicly traded stock, especially a junior resource issuer like Cream is affected by many variables not directly related to the exploration success of Cream, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange and OTC Bulletin Board ("OTC-BB") suggests Cream’s shares will continue to be volatile. Cream’s shares have ranged between approximately $0.06 and $0.31 in the last three years.

Cream’s Directors and Officers are Part-Time and Serve as Directors and Officers of Other Companies.  Some of the directors and officers of Cream serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Cream. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to Cream and their duties to the other companies on whose boards they serve, the directors and officers of Cream expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate. The success of Cream and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key employees and members of its board of directors.

Foreign Jurisdiction Risks; Operating in Mexico. Cream’s activities in Mexico will be subject not only to risks common to operations in the mining industry, but as well the political and economic uncertainties of operating in a foreign jurisdiction, namely Mexico. All laws may result in risk such as possible misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a sovereignty over mining, any or all of which could have an adverse impact upon Cream. Cream’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation. Cream’s operations and exploration activities are subject to Mexican federal and state laws and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.

Value of Properties Do Not Necessarily Reflect Realizable Value.  The amounts attributed to Cream’s properties in its financial statements represent acquisition and exploration expenditures to date, and should not be taken to necessarily reflect realizable value.

Additional Funding Requirements.  Cream’s operations consist, almost exclusively, of cash consuming activities given that its main mineral project is in the exploration stage. Cream will need to receive significant (upwards of $1 million) in new equity capital or other funding annually for the foreseeable future in order to fund these continuing operations, and failing that, it may cease to be economically viable.

Likely PFIC Status Has Consequences for U.S. Investors.  Potential investors who are U.S. taxpayers should be aware that Cream expects to be a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years. If Cream is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Cream. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Cream’s net capital gain and ordinary earnings for any year in which Cream is a PFIC, whether or not Cream distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

Shares of the Registrant may be Affected Adversely by Penny Stock Rules. Cream’s stock may be subject to U.S. "Penny Stock" rules which may make the stock more difficult to trade on the open market. Cream’s common shares have traded on the TSX Venture Exchange (successor exchange to the Vancouver Stock Exchange) since June 3, 1970 (symbol – CMA). Since October 5, 1999, Cream’s shares have traded on the Over-The-Counter Bulletin Board (symbol CRMXF. For further details on the market performance of Cream’s common stock, see "Item 5 Nature of Trading Market." Although Cream’s common stock trades on the TSX Venture Exchange or "TSX Venture", Cream’s stock may be subject to U.S. "penny stock" rules. A "penny stock" is defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than

U.S.$5.00 per share. However, an equity security with a market price under U.S.$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i) the equity security is listed on NASDAQ or a national securities exchange;

(ii) the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii) the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Cream’s common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-NASDAQ and non-exchange listed securities. Under this rule, broker/dealers who recommend Cream’s securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least U.S.$5.00 per share.

Penny stock regulations will tend to reduce market liquidity of Cream’s common stock, because they limit the broker/dealers’ ability to trade, and a purchaser’s ability to sell, the stock in the secondary market. The low price of Cream’s common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Cream’s common stock also limits Cream’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Cream’s securities. Cream can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to "penny stock" rules. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Significant Potential Equity Dilution and End of Lock-ups.  A summary of Cream’s diluted share capital is as follows:

Cream has a large number of options (1,987,600, at August 31, 2003), of which 1,863,600 are exercisable at prices ranging from $0.10 to $0.15 per share which will likely act as an upside damper on the trading range of Cream’s shares. The remaining 124,000 options are exercisable at a price of $0.30 which is outside the trading range of Cream on August 31, 2003 of $0.14 to $0.22 per share. As a consequence of the passage of time since the date of their original sale and issuance, currently only 25,000 of the shares of Cream remain subject to any hold period restrictions in Canada or the United States as of August 31, 2003. At August 31, 2003, there are 1,007,975 warrants exercisable at a price of $0.15 until January 31, 2004, and 1,166,666 warrants exercisable at a price of $0.25 until August 13, 2004. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares. Dilutive securities at August 31, 2003, represent approximately 18.77% of Cream’s currently issued shares.

ITEM 4	INFORMATION ON THE COMPANY

A.	History and Development of the Company

1.	The legal name of the company, which is the subject of this 20-F is "Cream Minerals Ltd.".

2.	Cream Minerals Ltd. was incorporated on October 12, 1966.

3. Cream Minerals Ltd. ("Cream", the "Registrant" or the "Company") was incorporated under the laws of the Province of British Columbia as Cream Silver Mines N.P.L. on October 12, 1966, with an authorized capital of 3,000,000 shares, each having a par value of $0.50. By Special Resolution passed on July 12, 1974, Cream cancelled its Memorandum and Articles and substituted a new Memorandum and Articles therefore providing for the limited liability of members and the increase of the authorized capital to 10,000,000 shares with a par value of $0.50 each. By Special Resolution passed September 24, 1987, Cream again altered its Memorandum, changing its name to Cream Silver Mines Ltd. in its English form and "Mines Cream Silver Ltee." in its French form and amending its authorized share capital to 30,000,000 common shares without par value. Last, by Special Resolution passed September 15, 1994, Cream altered its Memorandum to consolidate its authorized and issued share capital of 30,000,000 common shares on a five-for-one basis into 6,000,000 common shares authorized, and issued common shares were consolidated from 18,707,937 common shares on a five-for-one basis into 3,741,587 common shares; to further increase its authorized capital to 50,000,000 common shares without par value (the "Common Shares"); and to change its name to Cream Minerals Ltd. Cream has been listed on the TSX Venture Exchange (the "TSX Venture"), formerly the Vancouver Stock Exchange ("VSE"), since June 3, 1970. Cream also trades on the Over the Counter Bulletin in the United States under the symbol CRMXF.

At Cream’s request, the VSE placed Cream in inactive status on August 12, 1994. Cream had requested inactive status from the VSE in order to reorganize its affairs after the British Columbia provincial government placed Cream’s Vancouver Island mineral claims adjoining those of Westmin Resources Ltd. in moratorium, and refused to grant Cream a permit to explore these claims. The claims, in Strathcona Park on Vancouver Island, were placed in moratorium in connection with the Strathcona Park area being declared a provincial park in 1972. These actions by the provincial government left Cream with no viable project and with little working capital. The claims currently remain in moratorium. Throughout the early to mid-1970s, Cream initiated several court cases seeking compensation for these claims. The matter was ultimately decided by a decision of the British Columbia Court of Appeal denying Cream’s right to compensation. Leave to appeal this decision to the Supreme Court of Canada was refused and Cream has been advised that it is without further recourse with respect to its Vancouver Island claims.

Following Cream’s entry into inactive status, Cream embarked on a reorganization program that included a consolidation of its issued and outstanding share capital and subsequent increase of authorized capital (as described above); a restructuring of the Board of Directors and appointment of new officers; a review of its financial affairs which included completing two private placements for the issuance of a total of 680,000 units, each consisting of one Common Share and one warrant, at a price of $0.35 per unit, which raised a total of $231,000; and a review of its property holdings. During Cream’s inactive period, certain of its claim groups in British Columbia were allowed to lapse, and others were sold off. Following completion of this reorganization, Cream resumed active status on April 11, 1996.

All references to currency are expressed in Canadian Dollars unless otherwise indicated.

Cream’s principal capital expenditures (there have been no material divestitures) (in 000’s) over the three fiscal years ended March 31, 2003, are as follows:

Year
(i) Amounts Deferred (capitalized or invested)
2003	283
2002	221
2001	171
(ii) Amounts Expensed as Exploration Expenses
2003	1,107
2002	161
2001	--

4.    The principal capital expenditures (in 000’s) currently anticipated for the ensuing year are as follows:

                                                                                                 Exploration Projects

                                                        2004 Activities                                             $ 150

B.    Business Overview

1.    Cream’s Business Strategy and Principal Activities

Cream is engaged in the exploration and development of natural resource properties and has been so engaged since its inception in 1966. Over the past five years, Cream has primarily focused its efforts in the Province of British Columbia and in Mexico. Cream relinquished all of its former property holdings in Mexico during the fiscal year ended March 31, 1999, and halted all further exploration in Mexico until additional exploration funds could be raised. Cream has since commenced a low budget exploration program in the State of Nayarit in Mexico and to March 31, 2003, has incurred expenditures on this program to a total of $497,901. A larger exploration program will require additional exploration funds and there is no certainty that such funds can be raised. Cream’s properties are without a known body of commercial ore, and Cream’s activities on such properties to date have been exploratory in nature.

Cream does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

C.     Organizational Structure

Cream operates directly and also through one wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V. ("Cream de Mexico").

D.     Property, Plants and Equipment

The mineral properties have no mining, plant or equipment located thereon.

E.     Glossary of Mining Terms

In this Form 20-F, the following terms have the meanings set forth herein:

1.     Geological Terms

Adit - A horizontal passage from the surface into a mine, commonly called a tunnel.

Ag - Chemical symbol for the metallic element silver.

Au - Chemical symbol for the metallic element gold.

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Andalusite - A silicate of aluminum, Al2Si05, found in rhombic crystals of different colors.

Ankerite - A hexagonal carbonate mineral, (Ca, Mg, Fe) CO3.

Anomaly – deviation from uniformity; a local feature distinguishable in a geochemical or geophysical measurement over a larger area.

Argentite - A silver sulphide, Ag2S, having a metallic lustre and dark lead-gray color, and constituting a valuable ore of silver.

Argillaceous - Applies to rocks or substances composed of clay minerals, or having a notable proportion of clay in their composition, especially such sedimentary materials as marl and shale.

Argillite - A hardened mudstone, showing no slatelike cleavage.

Batholitic - Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by uplifted erosion.

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbors above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations.

Bedding - Condition where planes divide sedimentary rocks of the same or different lithology. Bedrock - Solid rock exposed at the surface of the earth, or overlain by surficial deposits. Biotite - A generally dark colored iron, magnesium and potassium rich mica. Breccia - Rock made up of angular fragments.

Caldera - A large basin-shaped volcanic depression, more or less circular, the diameter of which is many times greater than that of the included vent or vents, irrespective of the steepness of the walls of the form of the floor.

Calcite - Calcium carbonate, CaCO3, with hexagonal crystallization; a mineral found in limestone, chalk and marble.

Chalcopyrite - Copper iron sulphide mineral (CuFeS2), an important ore of copper.

Conductor – A medium, which conducts electricity, often reflecting the chemical signature of various rocks and minerals.

Contact – The place or surface where two different kinds of rocks come together.

Cretaceous - A period of geological time extending from 135 million to 65 million years ago.

Cross bedding - Cross stratification in which the beds are more than 1 centimeter in thickness.

Cross-fault - A fault whose strike crosses the general trend of the regional structure; a minor fault that that intersects a major fault.

Cross fracturing - Small scale intersecting structures.

Crown grant - A mineral claim located on the ground, defined by two claim posts, the location of which is governed by a mineral title act enacted at an earlier date than the current act.

Crown pillar – The unmined top portion of an ore-shoot.

Diamond drill hole - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Deposit – A natural occurrence of a useful mineral or ore in sufficient extent and degree of concentrating to invite exploitation.

Dighem survey - helicopter-borne survey, entailing electromagnetic (EM) and magnetic survey instrumentation, guided by a specialized global positioning system that gives a positional accuracy of better than 15 metres.

Dip - The angle at which a stratum or drill hole is inclined from the horizontal.

Displacement - Relative movement of rock on opposite side of a fault; also known as dislocation.

Disseminated – Fine particles of mineral dispersed through the enclosing rock.

EM - Electromagnetic.

Fan-drilled - A fan-shaped array of boreholes drilled from the same location and angled at differing angles from the initial hole.

Fault - A fracture in a rock along which there has been relative movement either vertically or horizontally.

Fault fissure - A fissure that is the result of a fault. It may or may not be filled with vein material.

Feldspar - A group of common aluminosilicate minerals.

Feldspar porphyry - A rock consisting of feldspar crystals embedded in a compact dark red or purple groundmass.

Foliation - Parallel orientation of platy minerals or mineral banding in rocks.

Feasibility study - Engineering study to determine if a mineral property can be developed at a profit, and the methods to develop it.

Footwall - The mass of rock that lies beneath a fault, an ore body, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

g/t - Grams per tonne.

Galena - Lead sulphide, PbS, the principal ore of lead.

Gambusinos - Term used in Mexico and certain other Spanish-speaking countries to refer to local prospectors and hand miners.

Gangue - Term used to describe worthless minerals or rock waste mixed in with the valuable minerals. Geochemical survey - A measure of the abundance of different elements in rock, soil, water, etc. Geochemistry - Study of chemical elements in rocks or soil.

Geological mapping – Surveys defining the surface distribution of rock varieties, age relationships and structural features.

Gneiss - A foliated metamorphic rock characterized by alternating bands of light and dark minerals.

Gouge - Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.

Grab sampling - A random sample of mineralized rock with no statistical validity, taken simply to check the type of mineralization.

Grade - The quality of an ore; in effect, the metal content.

Granite – An intrusive rock consisting essentially of feldspar and quartz.

Graphite - A soft black form of native carbon.

Grid - A network of evenly spaced horizontal and vertical bars or lines, used generally to locate points in the field when placed over a map or chart.

Hanging wall - The rock mass above a fault plane, vein, lode, ore body, or other structure, the underside of the country rock overlying a vein or bed of ore.

Heavy mineral concentrate sample – A sample of heavy minerals collected from stream gravels and concentrated by panning.

Hectare - A square of 100 metres on each side.

Hornfels - A medium to fine grained rock typically produced by contact metamorphism.

Induced polarization survey – A survey to determine the conductivity and chargeability of rock units located along grid lines.

Intrusive - Said of an igneous rock, which invades older rocks.

Jurassic - A period of geological time extending from 195 million to 135 million years ago.

Lime - A white substance, calcium oxide (CaO), obtained by the action of heat on limestone, shells and other materials containing calcium carbonate.

Limestone - Rock consisting mainly of calcium carbonate, often composed of the organic remains of sea animals (mollusks, coral, etc.).

Limonite - A native hydrous ferric oxide of variable composition that is a major ore of iron.

Lineament - A straight or gently curved, lengthy topographic feature expressed as depressions or lines of depressions; a linear topographic feature of regional extent that is believed to reflect crustal structure.

Lode - See vein.

Meta-intrusive - An intrusive rock that has been metamorphosed.

Metamorphosed/Metamorphic - A rock that has been altered by physical and chemical processes including heat, pressure and fluids.

Meta-sediment - A sedimentary rock that has been metamorphosed.

Mica - Any member of a group of minerals, hydrous disilicates of aluminum with other bases, chiefly potassium, magnesium, iron and lithium, that separate readily into thin, tough, often transparent, and usually elastic laminae.

Mineralization - The concentration of metals and their chemical compounds within a body of rock. Mis-a-la-masse survey – A type of induced polarization survey conducted down a drill hole. Mining lease – A claim or number of claims to which the right to mine is assigned.

Modified grid mineral claim – A claim with north-south and east-west borders, located by using claim posts at each corner and at 500 metre intervals along each side. Each 500 metre x 500-metre interval is referred to as one unit and modified grid claims can total no mo re than 20 units in size.

Muscovite - A generally white-colored mica rich in potassium.

Net smelter royalty - A royalty based on the actual metal sale price received less the cost of refining at an off-site refinery.

Offset - The horizontal displacement component in a fault, measured parallel to the strike of the fault. Ore - Rock containing mineral(s) or metals, which can be economically extracted. Orebody - A solid and fairly continuous mass of ore. Outcrop - An exposure of bedrock at the surface.

Pb - Chemical symbol for the metallic element lead.

Pod - An orebody of elongate, lenticular shape; also known as podiform orebody.

PPB - Part Per Billion.

PPM - Part Per Million.

Pyrite - Iron sulphide (FeS2).

Pyrrhotite - A magnetic iron sulphide mineral.

Quartz - A mineral composed of silicon dioxide.

Quartzite - A silica-rich metamorphic rock formed from sandstone.

Reconnaissance - A general examination or survey of a region with reference to its main features, usually as a preliminary to a more detailed survey.

Replacement mineralization – Mineral deposit formed by replacement of previous rock.

Rhyolite - A siliceous volcanic rock with a high potassium in feldspar component.

Rock chip sample – A rock sample consisting of continuous chips collected over a specified width.

Rotary drilling – A drilling method where a hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the rock cuttings to the surface.

Schist - A strongly foliated metamorphic rock.

Sediment - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary rock – Rock formed by lithification of sediments.

Semi-massive - Said of a mineral or rock that is partially physically amorphous, that is, without structure. Shaft – a vertical excavation Shear - To move as to create a planar zone of deformed rock. Showing - A rock outcrop revealing the presence of a certain mineral.

Siderite - A valuable ore of iron, FeCO3, iron carbonate, usually yellowish to light brown.

Siliceous - Said of a rock rich in silica.

Silt sample – A sample of fine sediment collected from a stream bed.

Siltstone – A very find grained consolidated clastic rock composed of silt grade particles.

Slickenside - A surface that is polished and smoothly striated and results from slippage along a fault plane.

Soil sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite - A zinc sulphide, ZnS, which may contain some iron and cadmium; the principal ore of zinc and cadmium.

Strike – The horizontal plane representing the direction of a structure or bed.

Sulphide - A group of minerals in which one or more metals are found in combination with sulphur.

Tertiary – A period of geological time extending from 65 million to 1.8 million years ago.

Throw - The vertical component of dip separation on a fault, or, generally, the amount of vertical displacement on any fault.

Tonne - Metric unit of weight equivalent to volume multiplied by specific gravity, equivalent to 1.102 tons.

Trenching - The act of blasting or digging through overburden/outcrop to attend fresh bedrock for mapping and sampling.

Two-post mineral claim – A claim located using two claim posts and having maximum dimension of 500 metres x 500 metres.

Unconformity - An interruption in the continuity of rock strata in sequential contact, caused by a time break in sedimentation.

Vein - A tabular or sheet-like body of minerals, which has been intruded into a joint fissure, or system of fissures, in rocks.

VLF - Very Low Frequency.

VLF EM survey – A survey to determine ground variations in the electromagnetic field along grid lines. Workings - A part of a mine, quarry, etc., where work is or has been done. Zn - Chemical symbol for the metallic element zinc.

2.     Currency and Measurement

All currency amounts in this Registration Statement are stated in Canadian dollars unless otherwise indicated.

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average exchange rates (based on the average of the exchange rates on the last day of the month in such periods) and the range of high and low exchange rates for such periods.

	For years ended March 31
	2003	2002	2001	2000	1999

End of Period	$0.6805	$0.6266	$0.6336	$0.6879	$0.6612
Average for Period	0.6452	0.6390	0.6648	0.6795	0.6590
High for Period	0.6252	0.6200	0.6336	0.6969	0.7056
Low for Period	0.6822	0.6622	0.6882	0.6607	0.6343

3.     Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this Form 20-F adheres to the resource/reserve definitions and classification criteria developed in 2001 by the Canadian Institute of Mining. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely "resources" (economic viability not established) and ore "reserves" (viable economic production is currently feasible). Resources are sub-divided as well into sub-categories depending on the confidence level based on exploration techniques being (lowest confidence to highest) inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided (by order of confidence) into probable and proven (highest confidence). These classifications can be more particularly described as follows:

a. "Mineral Resource" means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and of such quality that extraction of the material at a profit is currently or potentially possible. "Inferred Resource" means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. "Indicated Resource" means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. "Measured Resource" means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

"Mineral Reserve" is that part of a resource which can be mined legally and at a profit under economic conditions that are specified and which are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study based on Indicated and Measured Resources. "Probable Reserve" means the estimated quantity and grade of that part of an Indicated Resource for which the economic viability has been demonstrated by adequate information and engineering, operating, economic and legal factors, at a confidence level that will allow positive decisions on major expenditures. "Proven reserve" is the estimated quantity and grade of that part of a Measured Resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a mining plan. Cream does not have any mineralization that can be classified as "ore" or a "reserve" at this time.

F.     Further Particulars of Cream’s Properties

Cream is presently in the exploration stage without any assurance that a commercially viable ore deposit (a reserve) exists in Cream’s properties until further geological work is done and a comprehensive economic feasibility study is conducted.

1.     Mexico

a.     The Nuevo Milenio Property, Nayarit, Mexico

The following information concerning Nuevo Milenio is extracted from a report titled "Geological Report on the Nuevo Milenio Gold-Silver Project dated September 2003, prepared by Henry M. Meixner, P.Geo. ("Meixner"). The full report is available on the Company’s website www.creamminerals.com and is also filed on www.sedar.com.

The project area is located in the Municipality of Xalisco in the State of Nayarit, Mexico and is situated some 20 km southeasterly of the town of Tepic. The project is comprised of 4 exploration lots encompassing a total area of 6,927.8482 hectares, that is, about 69.28 square kilometers. Geographic coordinates at a central point on the property are Latitude 21o 21’ 35" North and Longitude 104o 46’ 53" West. This location also corresponds to UTM coordinates 2,361,750.004 North and 522,537.013 East.

MINING LOT	TITLE NO.	TYPE	AREA	TERM
Nuevo Milenio Fr.1	212958	Exploration	4,418.1835 Ha	Feb. 20/01 – Feb. 19/07
Nuevo Milenio Fr.II	212959	Exploration	4.1459 Ha	Feb. 20/01 - Feb. 19/07
C.M.M.1	212933	Exploration	160.0000 Ha	Feb. 13/01 – Feb. 12/07
C.M.M. 2	213342	Exploration	2,345.5188 Ha	Apr. 20/01– Apr. 19/07

At present, Cream Minerals de Mexico holds a 100% undivided interest in the property. Cream Minerals Ltd. owns 100% of Cream Minerals de Mexico, which is the registered owner of the Nuevo Milenio Property. All of the exploration activities carried out by Cream Minerals de Mexico from May 2000 to April 2003 are contained within the area of Lote Nuevo Milenio Fr. I, which encompasses the main mineralized areas of Chacuaco, Once Bocas and Dos Hornos, all within the margin of Caldera Nuevo Milenio.

A legal survey of the lots has been completed. Some of the internal areas of the claims are held by others for purposes of opal mining. All taxes have been paid and all work performed on the property by Cream minerals de Mexico has been properly recorded, thus, all lots are in good standing.

No permitting obstacles are anticipated by Cream Minerals de Mexico in carrying out future trenching, sampling, road building or constructing drill access sites as these activities have been performed without problems over the past three years. The Company is not aware of any environmental liabilities on the property.

There are no royalties, back-in rights or other agreements or encumbrances to these claims.

In Mexico, exploration titles are valid for six years with the right to convert these to exploitation titles that are valid for 22 years. Exploitation Titles are renewable for additional 22-year periods. Property taxes are due twice each year, in January and in July. Non-payment of taxes is grounds for cancellation of mining lots.

All exploration work performed on a mining lot during any one year period is required to be recorded by May 31st of the following year. The monetary value of work required varies with the size of the property and the age of the title.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is readily accessible by car from Tepic driving 17 km southwards on Federal Highway 200 to a turnoff which leads to the village of La Curva over 7 km of paved secondary road. From La Curva it is 3 km over gravel roads to the main mineralized areas of Dos Hornos, Once Bocas and Chacuaco. Numerous access roads, tractor trenches and road cuts provide vehicle access to the various mineralized showings and old workings and some trails connect the historic mine sites.

Climate is warm and humid during April to September (18º to 40º C). June to October is the rainy season during which typical afternoon showers render secondary roads difficult to traverse. During October to March the climate is temperate with cool nights.

Tepic is the capital of Nayarit State and is a major service and supply center with a population of 300,000. In this agricultural region rental vehicles and heavy machinery are available for exploration operations as well as the manpower to operate them.

This is an area of lush vegetation typical of this part of the interior highlands of Mexico with abundant tree and bush cover. Portions of the lower areas are cultivated with fields of predominantly sugar cane, local cornfields and some blue agave plantations. Upper parts of the property contain oak trees that are generally sparsely distributed and that give way to increasingly denser bush growth downslope towards arroyos (creek beds). Arroyos contain dense jungle growth requiring machete clearing of hanging vines to pass.

Topography varies from gently hilly in the central portions of the property to modestly rugged in the upper reaches of the caldera rims with a relief of about 500+ metres from base elevations of about 1100m to greater than 1500m.

HISTORY

Mining activities for precious metals in the Tepic district are known to predate the Spanish colonial era. When the first conquistadors arrived in this area in 1524 they were given gold and silver as gifts by the local Indians. Records indicate that the first mines were located near the village of Jora in the mountains east of Compostella i.e. to the south of the Nuevo Milenio claims . During the early part of the conquest, Mina Espiritu Santo, which reportedly is located near Compostella and thus about 10 km south of Nuevo Milenio, was developed into a "Real de Minas". This mine was worked for over 340 years for "bonanza grade" silver - gold mineralization that was said to have grades in the order of 250 kg/tonne Ag and about 32 g/tonne Au from a vein structure estimated to have been1.0 to 2.5m wide. The workings were apparently shallow and the exact location is not known.

Around 1650 the mines of Miravalle along Rio Huicicilla, about 20 km downstream from Nuevo Milenio, were found and put into production. These legendary bonanza mines were inordinately rich in silver and produced large amounts according to tradition.

During the 19th and first part of the 20th century the State of Nayarit was in political chaos. Spanish mine owners were driven from Mexico during the Spanish Revolution. The war of independence against the French further hampered mining development. This period was followed by the Indian wars in the States of Nayarit and Jalisco and eventually by the Mexican Revolution, which ended in 1920. Mining activities were halted during these times of upheaval and the locations of ancient workings were obscured and lost.

In the 1930’s Asarco produced silver from 2 mines, Mina Huicicilla and Mina Miravalle that were located about 5 km downstream from the ancient original Mina Miravalle. These mines were initially worked by sluicing and later by underground development. Operations stopped in 1954 due to a labour dispute and the portals were blasted shut.

In 1972 to 1975 W. Strickland explored Mina Esperanza consisting of a Au-Ag-Pb-Zn vein located 2 km upstream from Mina Miravalle.

Strickland and Holcapek visited the area of La Curva and Arroyo Refilion on several occasions during the period from 1986 to 1993 with a view to determining the exploration potential for precious metals and the possibility of acquiring an appropriate ground position.

During 1994 mining operations were initiated at Mina San Francisco and some amount of hand-sorted ore was shipped to the smelter at San Luis de Potosi.

In 1997 Compania Desarollos Mineros del Centro carried out limited geological work on the La Suerte property but curtailed further work in the same year.

In 1998 Compania Nueva Viscaya started an adit to intersect the La Suerte structure. The work was terminated due to insufficient funds and the target was not reached.

During 1994 to 1998 Carrera, Nunez and Holcapek visited the area to ascertain the legal status of the claims, which were still in good standing.

In February 2000 the area was free for acquisition and it was then claimed for Cream Minerals Ltd. Subsequently, during 2000, 2001, 2002 and 2003, Cream Minerals de Mexico has carried out exploration of the property, directed by F. Holcapek, P. Eng.

GEOLOGICAL SETTING

The Nuevo Milenio project area lies at the western end of the east-west late Miocene to Quaternary (5 Ma to 0.01 Ma) Trans Mexican Volcanic Belt (TMVB) which is superimposed over the underlying north-south late Cretaceous to early Miocene (70 Ma to 23 Ma) Sierra Madre Occidental Volcanic Belt (SMOVB). Lowermost sequences of the SMOVB comprise late Cretaceous to early Tertiary (Laramide) calc alkaline andesitic rocks and volcanosedimentary equivalents intruded by granitic batholiths, named the Lower Volcanic Supergroup. The upper part (1000 m) of the SMOVB consists of silicic ignimbrites and lesser rhyolite domes and basaltic to andesitic lavas of the Upper Volcanic Supergroup that were emplaced during the early Oligocene (38 ma) in the northern parts of this belt and in the early Miocene (23 Ma) in the southern parts, as at Nuevo Milenio in the Tepic area.

As a present working hypothesis, and in the absence of age dates, it is thought that the gold-silver mineralized rhyolitic lithic tuff host rocks on the Nuevo Milenio property belong to the Upper Volcanic Supergroup of early Miocene age and that these were mineralized sometime after the emplacement of the youngest volcanic host rocks. This general geologic setting and sequence of emplacement is in keeping with the ages and geologic settings of Mexican epithermal precious mineral deposits.

REGIONAL GEOLOGY

The regional geology has been compiled from mapping and prospecting by Ing. Alberto Ruiz Marquez and Fred Holcapek, P. Eng. of Cream Minerals de Mexico. Government and other public sources of geological data are not readily available for this area in general, and for the area around Tepic in particular. The compilation of the geology in cross section best illustrates the regional geological environment of the Nuevo Milenio property.

Regionally, the Nuevo Milenio caldera field lies within the central part of an early Miocene volcanic arc of the SMOVB that extends in a southeasterly line from north of Mazatlan, through Tepic and Guadalajara terminating at Morelia. The width of this arc, about 60 km, reflects the position of an underlying fault – bounded basin resulting from northeast and southwest crustal extension during the mid - Tertiary. The volcanic sequences here, as elsewhere throughout the SMOVB, consist of the Lower Volcanic Supergroup (Td – Ta) overlain by volcanic strata of the Upper Volcanic Supergroup.

Basement rocks at the La Curva and Nuevo Milenio calderas are not exposed and are inferred to be Jurassic or Cretaceous sediments from the sandstone exposures noted at Zapotan and the shales that were noted at Mina Miravalle, just southeast of Nuevo Milenio. Basement rocks are overlain by massive dacitic and andesitic flows as well as fragmentals and tuffs, as seen at Mina Miravalle. These calc alkaline lithologies belong to the Lower Volcanic Supergroup of late Cretaceous to early Tertiary age. No precious metal mineralization or silicic alteration has been noted in the rare exposures of these rocks in the general area of Nuevo Milenio caldera field.

Overlying the Lower Volcanic Supergroup are several varieties of welded and non –welded tuffs, with and without quartz eyes, as well as rhyolite extrusives and basalts, all belonging to the Upper Volcanic Supergroup. The tuff units Trtn and Trt within this sequence are the host rocks to gold – silver mineralization at Nuevo Milenio. The overlying rhyolite flows, Tr, are barren of precious metals and of the ubiquitous silicic alteration associated with gold –silver concentrations in the underlying tuffs units Trtn and Trt. A hiatus in the eruptive cycle is therefore indicated. The uppermost rhyolites occur as domel intrusions along caldera margins and as flow sheets. These rhyolites are devitrified and form opals of gem quality.

Extensive basalt flows, Tb, cover the tuffs and rhyolite flows. These may be of Miocene age (SMOVB) throughout the central area of the property and possibly also Pleistocene (TMVB) along the northern margin, as at Volcan Media Luna, at which locality they appear to be related to the later vulcanism of the TMVB that formed Sanganguey Caldera.

The early Miocene age of the rhyolitic tuffs is unique in this southern part of the SMOVB. The tuffs – ignimbrites within this volcanic arc occur within the regionally much more extensive early Oligocene rhyolitic volcaniclastics prevalent towards the central and northern parts of the SMOVB. The northwesterly distribution of the early Miocene rhyolitic volcanics appears to reflect a last episode of ignimbrite deposition in the SMOVB that was emplaced along a west – northwest – east – southeast trend from similarly oriented crustal fractures that formed the volcanic vents. This northwesterly tectonic trend manifests itself at Nuevo Milenio in a compelling way in the northwesterly alignment of the ellipsoidal calderas, the northwesterly alignment of zones of gold – silver mineralization and silicification, as at Dos Hornos, Once Bocas and Astasis and the northwesterly trend of the Refilion Fault along which the Cafetal, Chacuaco and Chacuaco West zones of mineralization are aligned. These alignments likely reflect underlying fault structures and conduits along which silica alteration and gold – silver mineralizing solutions have ascended to surface.

Age date determinations for a number of epithermal precious metal deposits in the Tepic – Guadalajara area indicate a clustering of about 21 Ma as the age of precious metal deposition, i.e. early Miocene. The Santa Maria del Oro deposit, just northeast of the Nuevo Milenio caldera field, have such an early Miocene age of mineralization. The precious metal deposits of El Indio – Huajicori, El Zopilote and La Yseca, in Nayarit state, all have 21 Ma ages of mineralization. These deposits occur in the Lower or Upper Volcanic Supergroups of volcanics and are situated within a 60 km radius of Nuevo Milenio Caldera. The clustering of early Miocene ages of mineralization suggests that the gold – silver mineralization at Nuevo Milenio may possibly be of similar age. The relationship of the SMOVB to the TMVB, the early Miocene ignimbrite volcanism, the distribution of epithermal precious metal deposits and their ages of mineralization are all taken directly from Camprubi (2003).

The relatively young (5 Ma to 0.01 Ma) TMVB is geologically superimposed on the southern segment of the SMOVB in the Tepic – Guadalajara area and appears to be centered on the west – northwesterly – trending 2 Ma –old Tepic – Zacoalco Rift that underlies the Nuevo Milenio caldera field. As it is presently interpreted, it is not known if the volcanism associated with the TMVB has been a contributing factor to the development of the Nuevo Milenio epithermal precious metal mineralizing event. It appears probable that host rock emplacement, subsequent silica alteration and precious metal emplacement is related to the early Miocene volcanism of the SMOVB. At Nuevo Milenio this volcanism took place some 16 million years prior to the emplacement of the Pliocene –Quaternary volcanism of the TMVB.

The volcanic rocks of Sanganguey Caldera, that impinge on the northern portions of the Nuevo Milenio caldera field, were erupted about 0.2 Ma ago as part of the TMVB episode, as described by Nelson and Sanchez Rubio (1986).

PROPERTY GEOLOGY

The focus of recent exploration, in 2000 to 2003, at the Nuevo Milenio gold-silver property is contained within the Nuevo Milenio caldera structure that encloses all presently known important exposures of gold-silver mineralization, areas of hydrothermal alteration and historic mine workings. The Nuevo Milenio Caldera is a northwesterly elongate ellipse of 5 km x 3.5 km that is nested within the larger La Curva Caldera having the same geometry but large dimensions of 7 km x 5 km. The larger caldera margin of the 0.2 Ma Sanganguey Caldera cuts or impinges on the older strata of the Nuevo Milenio caldera structures to the north.

Thin overburden covers most rock units throughout the property, however sub-outcrop and float can be mapped with accuracy and confidence to represent the immediately underlying lithologies. Except for the post-mineral basalts and the uppermost rhyolite domes and flow sheets, there appear to be no exposures of fresh unaltered rock on the property. All the tuff lithologies have been exposed to hydrothermal alteration or to weathering related to acid leaching or to both. Sections of clay – altered tuff saprolite have been developed in creek beds that grade upward into kaolinized and silicified tuff. The descriptions of lithologies given below are based on field mapping and hand specimens only, as no thin section petrography has been done, and they belie the complexity of the altered rock types on the property.

The oldest exposures consist of a rhyolite tuff conglomerate, Trtc, which represents the basal portion of the Trtn unit, described below. Two outcrops of conglomeratic tuff are present on the property, one in the creek of Arroyo Refilion at the Chacuaco West Au-Ag showing and another at an inlier surrounding an old shaft in the Cafetal area.

The oldest mappable unit in the area is a rhyolite tuff, Trtn, occurring in the northern part of the property. This is light grey, fine-grained rock of original feldspathic composition that has been intensely altered to kaolinite wherever it was observed. It is non-welded, recessive weathering and contains no quartz eyes, in contrast to the mineralized tuff unit that overlies it. This unit appears to be flat lying and appears not to be mineralized, even wherever it was intensely silicified in several rare exposures and float, within the confines of the property. However, it is assumed that this unit is most likely mineralized at depth.

Unit Trt is a rhyolite lithic tuff with quartz eyes that is the host to gold – silver mineralization at all of the mineral showings on the property and it is also the most widespread volcaniclastic unit in the project area. The mineral showings of Dos Hornos, Once Bocas, Chacuaco (including Mina Manche and Mina Perdida), Pozo Astasis I and II, Mina Zapote and Mina San Antonio all occur within lithic rhyolite tuffs of unit Trt. The freshest, but still altered, hand specimens of this tuff are medium grey, fine to medium – grained and porphyritic textured with clear quartz eyes and kaolinized feldspar clasts. In trenches and road cuts at mineral showings this rock type is pale yellow to white because it is almost completely kaolinized. Occasional lapilli or pumice fragments can be seen and quartz eyes are clear and glassy.

An Upper Lithic Tuff, Trtu, about 30 m thick, overlies the rhyolite lithic tuff unit in the Cafetal area over an outcrop area of limited extent. It contains abundant coarse-grained clear quartz eyes, hornblende ghosts, clays, quartz, sericite and hematite. This tuff is commonly quartz altered but carries no mineralization.

Rhyolite flows, designated Tr, overly the rhyolitic lithic tuffs. Outcrop areas of domes (El Dragon) and flow sheets, at the higher elevations, of these pale cream to pink flow- banded rocks occur throughout the property along most of the caldera rim traces. Flow banded botryoidal bedding surfaces frequently are lined with clear chalcedony and occasionally with opal. Devitrification of portions of this glassy silica has converted it to milky white and variably coloured varieties of opal that are being sought by local miners for its commercial value as a precious gemstone. Mina Guadalupana on Cerro Bartolo and Mina Esmeralda are two such opal localities located over the Nuevo Milenio caldera rim where intermittent small-scale opal mining operations are presently being carried out. The opal here is thought to be unrelated to the hydrothermal silica alteration that is present in the altered and/or mineralized areas of rhyolite lithic tuffs at lower elevations and elsewhere on the property.

Basalt, map unit Tb, occurs throughout the central property area as an extensive flow that likely originated to the east of the property boundaries. Several basalt caps of local extent in the northern part of the claim area covering rhyolite flows may be of Pleistocene age, rather than Miocene. The basalt is dark green, massive, post – mineral and unaltered.

The postulated northwesterly Refilion Fault transects the Nuevo Milenio and La Curva calderas along their southwestern margins. The northeast – trending Media Luna Fault appears to terminate the northwesterly extent of mineralization at the Dos Hornos and Once Bocas mineral showings.

DEPOSIT TYPES

The Nuevo Milenio gold-silver project exhibits geological characteristics that are typical of low sulphidation (adularia-sericite) epithermal gold-silver mineralizing systems. The near – surface volcanic caldera setting, the vertical zonation of hydrothermal silica alteration and pervasive argillic alteration, the low sulphide ore mineralogy and gangue mineralogy are all diagnostic geological features of this deposit type. Genetic models for these types of precious metal epithermal deposits and their high and low sulphur and hot spring variant sub – types have been described by Bonham (1988), Buchanan (198), Sillitoe (1993), A. Panteleyev (1991), Berger and Henley (1989), and Poulsen (1996).

The surface features of geology, mineralization and alteration that have thus far been demonstrated by recent exploration at Nuevo Milenio Caldera all indicate that a hydrothermal mineralizing – alteration system, emplaced at a high level, of about 1 km of the paleosurface, is present within the confines of the caldera. Furthermore, the altered and mineralized section of volcanic strata at Nuevo Milenio Caldera has been preserved intact.

Chalcedonic silicification, such as that occurring at the Julia, Victoria and Salamandria hilltops, indicates that this is the highest near – surface alteration features typically found in epithermal mineralizing systems.

Slightly lower in elevation from the chalcedonic alteration mentioned above, perhaps a few 10’s of metres, the mineralized showings of Dos Hornos and Once Bocas exhibit intense kaolinite alteration with silica alteration in the form of quartz veins stockwork and quartz flooded areas. This area of disseminated Au – Ag mineralization may be the topmost feature of an anastomosing mineralized vein system occurring at depth at this locality.

Slightly lower again, the mineralized areas of Cafetal, Chacuaco and Chacuaco West may represent a still lower (a few 10’s of metres only) level of the mineralizing system. At Chacuaco open - space filling textures and silica alteration of calcite and/or barite is present as is mineralized breccia. These features are diagnostic of somewhat lower levels in the hydrothermal system. Taken together, these distinctive alteration features, which mark different elevation levels of the zone of mineralization, are diagnostic of many epithermal systems.

The mineralogy consists of traces of gold and electrum and sparse amounts of sulphides, including pyrite, argentite, acanthite, galena and possible silver – sulphosalts, in veins, stockworks and in areas of quartz flooding. Quartz is the most prevalent gangue mineral followed by chalcedony and quartz pseudomorphs after calcite – all typical of epithermal mineralization. Adularia has not been identified in hand specimens at surface, but sericite has been noted.

Numerous epithermal gold-silver mineral deposits of low sulphidation type occur in the Sierra Madre Occidental Volcanic Belt of Mexico. The legendary deposits of Pachuca, Real de Angeles, Guanajuato, San Martin, Lluvia de Oro and San Dimas (Tayoltita), among others, are all considered to be of the low sulphidation type, Camprubi et. al. (2003). Other global examples of this deposit type that have been described in the literature, include the Creede silver deposit in Colorado, the Round Mountain deposit in Nevada, the Mesquite deposit in California, the Thames deposit in New Zealand and the Hishikari gold deposit in Japan. In British Columbia the Lawyers, Blackdome and Premier- Silbak deposits are examples of this genetic type.

MINERALIZATION

Gold – silver mineralization, as it has been delineated by the exploration of 2000 to 2003, occurs predominantly in the southern part of the Nuevo Milenio caldera. The mineralized showings of Dos Hornos, Once Bocas, Chacuaco, Chacuaco West and Cafetal occur over a core area of roughly 2 km x 2 km in the southern half of Nuevo Milenio Caldera near the junction of the Refilion and Media Luna Faults. These are all significantly large areas of extensive disseminated gold – silver mineralization that are of current exploration interest for possible economic grades of gold and silver. The mineralized areas have all been outlined by prospecting, by mapping and especially by extensive sampling of outcrops, of old workings and of bulldozer – trenches and hand – trenches.

Other showings, the Pozo Astasis I and Pozo Astasis II are located in the northern half of the caldera.

Gold – silver mineralization includes occasional traces of free gold, pyrite, electrum, argentite, acanthite, galena and possible silver – sulphosalts that are all intimately associated with hydrothermal kaolinite alteration and/or quartz alteration. Elevated levels of As, Hg, Fe, Pb, Zn and Ba are typically present also. Sulphide content is sparse and ranges up to 5%. However, usually it is much less.

Quartz is the principal gangue mineral that occurs as white to grey amorphous varieties and/or as crystalline varieties in open space fillings. Secondary minerals include limonite, jarosite, hematite and pyrolusite. Weathered surfaces exhibit limonite and goethite relics as cubes or boxwork, whereas kaolinite is ubiquitous and pervasive both as a hydrothermal alteration product and as a product of weathering.

Oxidation and acid leaching of sulphides and precious metals has occurred in the rhyolite lithic tuff host rocks. The altered and mineralized tuffs have been exposed to downward percolating surface water that became acid through dissolution of the sulphides thus leaching the Au and Ag – bearing sulphides wherever these are present in kaolinized rock and not encapsulated in quartz. This was demonstrated at the Chacuaco mineral showing in Arroyo Chacuaco where an unleached mineralized rock yielded elevated metal values in comparison to the low metal values assayed in the leached equivalent of the same mineralized rock type. A fresh mineralized rock sample with fine pyrite in vuggy silica open space filling returned 3.42 g/t (grams per metric tonne) Au, 235 g/t Ag, 442 ppm As, 0.07% Al, 8.49% Fe and 8.04% S. A leached sample of the equivalent mineralized rock type, containing only limonite in place of the original pyrite, gave 0.21 g/t Au, 24 g/t Ag, 48 ppm As, 0,06% Al, 1.37% Fe and 0.15% S. The fresh rock was sampled some 50 metres below the leached rock. This comparison shows that metal concentrations at surface may be much lower than those present at depth.

Dos Hornos Area

This northwesterly elongate area of mineralization is about 1500 m x 200 m and is outlined by historic open cut workings, outcrop, trenches and quartz float. It includes the Mina Santa Getrudes showing. The northern 600 m of this showing contains parallel northwesterly striking quartz veins of decimeter widths, over a 10m wide zone. The veins occur in kaolinized tuff and they have been sampled along their strike in trenches and shafts and open cuts over much of this distance. Additionally, two separate zones of mineralization occur in the northern part, crossing Arroyo Guadalupana. This configuration of mineralized outcrops may denote that the overall width of mineralization here is in the order of 250 meters.

Zanja 1 assayed 1.21 g/t Au and 131.18 g/t Ag over 10 m, including 4m @ 2.88 g/t Au and 284.45 g/t Ag.

Zanja 2 assayed 1.82 g/t Au and 29.88 g/t Ag over 14 m, including 6m @ 3.27 g/t Au and 50.97 g/t Ag.

At Zanja 3 a weighted average of 2.35 g/t Au and 116.21 g/t Ag was obtained over 18 m including 6.53 g/t Au and 316.6 g/t Ag. An adit in this area contained lenses of brecciated siliceous rock that gave values of 2.32 g/t Au and 256.0 g/t Ag.

Samples from the adit of Mina San Miguel gave a low average of 0.36 g/t Au and 26.57 g/t Ag. This adit appears to lie below the Dos Hornos silicified zone.

The Mina Santa Gertrudes area comprises shafts, open cuts and trenches and sorted ore piles. A grab sample of quartz flooded tuff breccia returned 1.54 g/t Au and 700.00 g/t Ag.

Once Bocas Area

This area measures 1200 m x 100 m and parallels the northwesterly trend of the other mineralized zones. The northern portion of the zone occurs over a slope of 100 metres elevation. Shear and/or fault structures are present here and kaolinization is so intense that primary textures are obliterated and only quartz eyes remain. A quartz vein stockwork zone is exposed prominently in a road cut at the northern end of this mineralized zone. Quartz veins of centimetre widths and less predominate and randomly oriented quartz veinlets, of 1 to 5 mm width and 30 cm length, are also present in the cream – coloured rhyolitic host rocks. Open – space fillings, such as quartz – lined druses, are also present as are areas of quartz flooding that contain replaced calcite crystals in the silica matrix.

The area was channel sampled in road cuts and in trenches and also at weathered outcrops in order to arrive at an overall average grade for this zone. This included sampling of wallrock adjacent to veins and within the stockwork areas as well as sampling in the areas of silica flooding. An average grade of 0.48 g/t Au and 127.6 g/t Ag was calculated as being representative as a potential overall grade for the Once Bocas Area. This grade was calculated from intermittently exposed mineralization over 38.35 metres and represents the average grade over a 100-meter mining width.

Two diamond drill holes were drilled across the Once Bocas zone of mineralization. One hole, 02 NM – 3, returned 33.2 m of 0.33 g/t Au and 78.24 g/t Ag in clay – rich and sandy core all within leached stockwork quartz veinlets. The second hole, 02 NM – 4, cut 61.7 m of stockwork quartz veinlets, all completely leached and weathered and containing low values of gold and silver. The drillholes were sited unfavourably due to access problems caused by the terrain and excessive rain and thus were drilled at an unfavourably steep angle relative to the gentler dip of the mineralization.

Chacuaco Area

This irregularly shaped area of mineralization measures roughly 1100 m x 250 m and occurs at the junction of the Refilion and Media Luna Faults. Extensive rock chip and channel sampling was carried out in workings at Mina Chacuaco, Mina Nanche and Mina Perdida, at numerous locations over the Chacuaco hillside and in the creek bed of Arroyo Chacuaco.

Three zones of intense silicification – mineralization have been identified here with northeasterly dips. The zones contain quartz veins that are overprinted by a quartz vein stockwork and impregnated by still later quartz flooding. Triangular calcite crystals, occurring in cockscomb – textured vein openings that also have also been replaced by quartz are prevalent on the crest of the hill here. Mineralized rhyolite breccia is also present. The breccia contains silicified and mineralized clasts of rhyolitic rock in silicified and mineralized rhyolitic matrix. The silicified zones are interspersed by zones of intense kaolinization.

A standard field procedure was to take rock chip samples typically over a 5 m x 5 m area to yield a sample weight of 3 to 5 kilograms.

Some 27 rock chip samples were taken just west of Mina Chacuaco shaft. These gave an average assay value of 0.38 g/t Au and 66.81 g/t Ag.

A line of rock chips, taken around the hillside and below Mina Chacuaco, returned an average of 0.91 g/t Au and 112.55 g/t Ag over 150 m. Another line of chip samples, taken 60 m below Mina Chacuaco, averaged 0.26 g/t Au and 95.89 g/t Ag over a length of 210 m.

At Obra El Nanche old mine workings include shafts, adits and trenches over about 150 m. The workings are obscured by overburden and rubble and the dimensions of mineralization are not known. Float and sub – outcrop suggest that this showing is part of a northwest shear zone. Character samples over 1.2 m and 0.7 m gave 0.12 g/t Au and 7.40 g/t Ag and 0.47 g/t Au and 68.00 g/t Ag respectively.

At Mina Perdida (Obra Perdido), the weighted average of channel samples over 9 m returned 0.25 g/t Au and 66.83 g/t Ag. This value is representative of other samples taken in this immediate area from the workings. Here a series of old workings, including shafts and trenches, occur along a trend of 0200 over a distance of 70 m. Lithic rhyolite tuffs that are kaolinized, silicified and cut by quartz – vein stockwork make up the host rocks within the workings.

A line of 26 channel samples was taken in the creek bed of Arroyo Chacuaco, 100 m below Mina Chacuaco, in weathered argillic and quartz – altered tuffs. These returned 0.17 g/t Au and 17.15 g/t Ag. A second line of 55 samples was taken from cleaned outcrops and sub – outcrops in a continuous channel over 175 metres in the same area. This gave 0.21 g/t Au and 10.04 g/t Ag.

The Mina Chacuaco shaft, located at the crest of Cerro Chacuaco (elevation 1070m), was sampled. A weighted average of the 16 metres sampled along the upper-level yielded 0.4 g/t Au and 68.04 g/t Ag. Samples along the decline, taken over 4 m, gave 0.71 g/t Au and 123.67 g/t Ag. The lower level returned 0.83 g/t Au and 174. 38 g/t Ag, over an 8-metre sample length. The author sampled a channel of 6 m along this same interval that returned 0.45 g/t Au and 126.0 g/t Ag.

Two diamond drillholes were drilled across the widest (450 m) part of the mineralized zone at the northern margin of Cerro Chacuaco. Both holes were drilled at – 450 towards the northeast. Hole 02 NM – 1 was drilled to a depth of 150 m and hole 01 NM – 2 was terminated at 109 m. Low values of Au and Ag were encountered in both holes within brecciated and silica – flooded rhyolite rock that is intensely leached and depleted of metals.

Chacuaco West Area

This area of precious metal mineralization measures about 500 m x 250 m and is characterized by kaolinite and minor limonite alteration of rhyolitic tuffs. Quartz veins trend northwesterly. Crushed quartz veinlets are present at some localities as are outcrop areas containing limonitic box work. A section of the creek, measuring 95 metres, was chip sampled averaging 0.71 g/t Au and 4.45 g/t Ag.

Cafetal Area

This area of mineralization contains silicified and sericitic tuffs exposed in the creek bed and on top of a ridge. Widespread quartz stockwork is present and remnant limonitic box work indicates leached sulphides. A channel sample of 8 m in the creek returned 0.17 g/t Au and 65.07 g/t Ag from silicified and brecciated rhyolitic tuffs. Higher on the ridge the tuff is intensely argillized and sericitized, however the outcrops here are also intensely leached and metal values are low.

Pozo Astasis I and II Areas

This area of mineralization contains northwest – trending parallel quartz veins similar in size to those at Once Bocas. They are hosted by argillic altered and sericitized, partially welded rhyolite tuffs that are exposed in a window of overlying basalt. Stockwork quartz veinlets are saturated by chalcedonic silica containing finely disseminated sulphides.

At Pozo Astasis I an overgrown mine dump of 10 m x 10 m x 3m is located near a caved shaft suggesting extensive exploitation in the past. Three 2 metre – long samples of kaolinized and silicified rock, taken within the shaft, returned an average value of 0.24 g/t Au and 52.66 g/t Ag. A 0.5 m sample of silicified tuff with white quartz veins gave 1.85 g/t Au and 494.40 g/t Ag and a selected sample of brecciated quartz vein from the dump assayed 1.42 g/t Au and 244.00 g/t Ag. A 20 m composite sample of quartz vein fragments returned 0.88 g/t Au and 89.00 g/t Ag. A 4 m sample of siliceous sub – outcrop, taken about 30 metres east from the shaft, returned 0.93 g/t Au and 200.00 g/t Ag.

At Pozo Astasis II lithic rhyolite tuffs are kaolinized and silicified and contain quartz veinlets in fractures. A number of old trenches are located here and six 1 m to 2 m samples of silicified quartz – veined rock were analysed. They averaged 0.25 g/t Au and 61.6 g/t Ag. The best value was 0.48 g/t Au and 94.00 g/t Ag taken over 1.2 m in silicified tuff with white quartz veins. The silicification at this locality resembles that at Chacuaco West.

Mina Zapote

This area of argillic alteration, quartz veins and silica flooding is oriented to the northwest beneath a rhyolite flow and a basalt flow. It has been explored in the past by trenches and inclines that follow the structure. Eighteen grab samples gave low assays for precious metals. The best result was 0.059 g/t Au and 55.00 g/t Ag from a sample of quartz flooded stockwork. Several samples from this area returned somewhat elevated mercury values in the range of 200 ppb Hg.

Mina Julia, Mina Victoria, Salamandria and Area Lothar

This area is considered to be the uppermost preserved level of silica alteration on the property. Several discrete outcrops of silica alteration are present in which the distinctive chalcedonic silica occurs marking these outcrops as being representative of the highest statigraphic levels of hydrothermal alteration. Argillic altered tuffs, that are also silica flooded and chalcedonic in part, contain finely disseminated pyrite. The stratified silica at Mina Julia and Salamandria is also brecciated. Underlying the siliceous horizon are intensely altered porous lithic rhyolite tuffs. 69 grab samples taken in this area show only low background values for gold and silver. The best sample gave 0.64 g/t Au and 39.00 g/t Ag. One sample of the 69 taken yielded 2170 ppb Hg.

EXPLORATION

Exploration of the Nuevo Milenio property by Cream Minerals de Mexico has been carried out intermittently during the period of May 2000 to May 2003. The initial mapping and sampling was done in by Ing. A. Ruiz Marquez, geologist, and later work was done by Fred Holcapek, P. Eng("Holcapek"). Holcapek directed and supervised all fieldwork of other workers throughout this period. Results of this work were compiled by Holcapek and presented in a series of reports with illustrations that are cited in the References.

Exploration work included prospecting, geological mapping, rock chip and channel sampling, bulldozer trenching, road building, geochemical soil sampling and diamond drilling. This work covered an area of approximately 4.5 x 9.5 kilometers throughout the Nuevo Milenio Caldera. A legal survey of the exploration lots was completed also.

The initial exploration involved prospecting in areas containing historic workings that are generally connected by trails. Areas of interest were enlarged and made accessible by constructing new roads and repairing existing roads using a D – 7 bulldozer. Mapping was carried out by plotting information on 1: 50,000 scale topographic sheets using a Garmin 12 XL GPS instrument with external antenna for control. A D – 7 bulldozer was used for trenching at Dos Hornos, Once Bocas and San Miguel area. Hand trenches were completed at Pozo Astasis I, Arroyo Chacuaco, Mina Perdida and Mina Chacuaco. Some 750 channel samples and 265 rock chip samples were taken at sites of old workings and in areas of mineralization and silicification.

A geochemical soil sample survey consisting of 631 samples was completed over a 15.75 km grid in the southern half of the caldera that included the main areas of mineralization at Dos Hornos, Once Bocas and Chacuaco. Northeasterly lines were spaced at 100 m intervals and soil samples taken at 25 m intervals along them. The B soil horizon was sampled at depths of 20 cm to 40 cm typically. Soil samples were analyzed for 32 elements by ICP.

The initial contoured metal values for gold and silver indicated low concentrations of these elements in soils within the outcrop areas of known mineralization, which contain much higher metal values, such as at Once Bocas and Dos Hornos. A comparison was therefore made between the underlying Au and Ag concentrations in rock to the overlying concentrations of Au and Ag in the soils directly above. This was done utilizing the chip sample assays of rock in the trenched areas and the geochemical analyses of soil samples directly above them. The results indicated that concentrations of 1 g/t Ag and 30 ppb Au in soils occur above concentrations of 30 g/t to 100 g/t Ag and + 0.5 g/t Au in the rock directly underneath. This discrepancy of representative metal values in rock and soil is attributed to the clay content in the weathered soil and/or the acid leaching effects of sulphide – enriched meteoric rainwater on the precious metals. The clay content in the soil is thought to impede the upward migration of metal ions. The weathered soil profiles suggest that Au and Ag and other metals were leached downward from the soil by action of acidic meteoric rainwater thus depleting the soil of precious metals. This implies that an overburden – covered area of well – mineralized rock may produce a geochemical anomaly of low amplitude. Conversely, an area of well –mineralized rock outcrop occurring beneath relatively sparsely mineralized overburden soil may be larger than the size of the geochemical soil anomaly indicates.

The geochemical data was statistically treated by Dr. Lovell of BSI Inspectorate American Corporation and values of 1ppm Ag and 30 ppb Au were designated as being geochemically anomalous and therefore indicative of underlying mineralization. The data were re – contoured using this parameter. The Au and Ag anomalies are closely coincident with shape and limits of the zones of mineralization at Dos Hornos, Once Bocas and Cerro Chacuaco as these zones were originally outlined by mapping, sampling and trenching.

The exploration carried out to date on the property has very effectively outlined areas of near surface Au, Ag mineralization related to historic precious metal exploitation operations. These mineralized areas now require further testing at depth and along strike.

DRILLING

Five HQ core holes were put down at Cerro Chacuaco, at Once Bocas and Chacuaco West in July 2002. A total of 726 metres of drilling was completed out of a planned total of 850 metres. Heavy rains, mudslides and flooding caused early termination of the program. It should be noted that drill holes were sited without any precise knowledge of the geometry of underlying mineral zones. Also, difficult terrain and torrential rain conditions prevented locating the holes at the most favourable sites.

Holes 02 NM – 01 (150 m) and 02 NM – 02 (109 m) were drilled at a bearing of 30º and at an angle of – 45º across the assumed strike of mineralization at the northwestern part of Cerro Chacuaco mineralized zone. The core in both holes consisted of weathered and leached rhyolite tuffs. The target-mineralized zone was not intersected because of the steep angle of the drillhole relative to the assumed gentler dip of the mineralized zone.

Holes 02 NM – 03 (225 m) and 02 NM – 04 (95 m) were drilled on a bearing of 35º and at – 45º across the strike of the mineralized structure at Once Bocas. Access problems due to heavy rain prevented setting up at the desired location hence both holes were drilled at too steep an angle to cut the mineralized zone here. Core recovery at Hole 02 NM – 03 is estimated at 85% within the clay – rich and sandy core. A weighted average assay over a 33.20 m drilled section of core, from 39.00m to 72.20 m, gave 0.33 g/t Au and 78.24 g/t Ag.

Hole 02 NM – 04, situated in the creek 40 m southwest of Hole 02 NM – 03 cut quartz vein stockwork from 4.3 m to 66.00 m, the remainder being argillic altered tuffs. The angle of the hole was too steep to intersect the mineralization. This hole was stopped at 93 m instead of at the planned target depth of 150 m.

Hole 02 NM – 05 (144 m) at Chacuaco West was sited 80 m southwesterly of the targeted quartz vein zone. The hole was abandoned at 144 m because of heavy rains and flooding of the setup. Argillic altered tuffs were cored at this locality.

SAMPLING METHOD AND APPROACH

Experienced field personnel carried out the sampling operations, supervised by Ing. Ruiz Marquez and Holcapek, during the various phases of work throughout 2000, 2001 and 2003. Typically outcrop exposures were first cleaned of surficial material before chip or channel samples were taken. Chip samples of 3 to 5 kg were taken over 5 m x 5 m areas where outcrop exposures allowed this or where sub – outcrop exposures were deemed as being reasonably representative of the underlying lithologies. Overburden thicknesses on hillsides are generally in the 20 to 30 cm range and at creek level they are up to several metres. Channel samples were taken after the rock surfaces had been cleaned, as in the case of creek bed exposures, or where a bulldozer or a hand trench had exposed fresh rock. All sample points were located by GPS in the field as were the locations of all roads, trenches and historic mine workings. All these features are accurately plotted on the illustrations and easy to find on the ground even in areas of heavy growth.

SAMPLE PREPARATION, ANALYSES and SECURITY

Rock and soil samples were analyzed by BSI Inspectorate Precious Metals Lab located in Sparks, Nevada. Inspectorate is an ISO 9002 certified precious metals laboratory that maintains a preparation facility in Durango, Mexico. All samples from the Nuevo Milenio project were crushed and pulverized in Durango, then sent for analysis to Sparks, Nevada.

A broad outline of sample preparation and analytical procedure for rocks and soils is given by Inspectorate Laboratories as follows. Samples are first dried then crushed to – 10 mesh in two stages utilizing a jaw crusher and a roll mill. A 300 – gram split is separated by a Jones splitter and then one portion is reduced to –150 mesh. A weighed portion of the sample is digested with 3.0 ml of 2:1 nitric acid and de – ionized water and allowed to stand and then placed into hot water bath for 30 minutes. Three ml of concentrated hydrochloric acid is then added and the sample is mixed and placed into a hot water bath for 90 minutes. Four ml of 3N hydrochloric acid is added along with 0.1% tartaric acid. The sample is mixed and allowed to settle. The sample is then analyzed by inductively coupled plasma – atomic spectrometry.

A minimum 15% of all analyses is repeated and for every 20 samples run, a standard or blank is also analyzed. For gold determinations, a total of 9 certified gold standards, purchased from Rocklabs and CDN Resources, are used to monitor quality control for fire assay gold analyses that are finished by gravimetric and atomic absorption methods.

Gold standards, ranging from 0.651 g/t Au to 20.77 g/t Au are utilized in addition to an internal gold standard of about 1 g/t Au.

Three channel samples at Mina Chacuaco were collected for comparison purposes with earlier sampling. The samples were sent to ASL Chemex Laboratories for fire assay analysis for gold and silver. Chemex describes the fire assay procedure as follows. A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold – free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 ml dilute nitric acid in the microwave oven. 0.5 ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 10 ml with de – mineralized water, and analyzed by atomic absorption spectroscopy against matrix – matched standards. A 30 g sample weight is used for gold analyses and a 50 g sample weight is used for silver analyses. Detection limits for gold and silver are 0.03 parts per million.

During periods of fieldwork samples of rock and soil collected on the property were transported from the field inside a locked box mounted on the back of a pickup truck and driven to Durango. The samples were collected in Durango by Inspectorate Laboratories and dried, crushed, pulverized and split at their facility. The prepared sample pulps were sent to Inspectorate’s main laboratory in Sparks, Nevada for analysis.

DATA VERIFICATION

The data used consists predominantly of information contained in a number of exploration reports prepared by Holcapek during the years 2001, 2002 and 2003 that described the exploration results as they were completed phase by phase. Additional information, describing exploration work on the property, is taken from reports by Drummond (2001), Carstensen (2001) and Ruiz Marquez (2000).

Information pertaining to property ownership, legal survey of the claims, working maps, assay sheets or drill logs is all stored at Cream Minerals de Mexico offices in Durango, Mexico and was not accessed in the Meixner report.

ADJACENT PROPERTIES

There are no adjacent properties that are presently being explored in the immediate vicinity of the Nuevo Milenio project. Indeed, the Nuevo Milenio area has not been explored for perhaps the last 70 years or so. The old workings throughout the area and on the claims are thought to date from prior to the 1920’s and some workings are thought to be still older. Aside from the Nuevo Milenio project, no modern exploration has been conducted in this area.

The previous section entitled History describes what is known of mining activities in the general area of the present Nuevo Milenio property. This information is not readily available and is derived from fragmentary information of archived historic records in Mexico City and from local knowledge.

The high grades of silver attributed to Mina Espiritu Santo and at Mina Miravalle, situated southerly of Nuevo Milenio property, are included as general examples only. The grades are not indicative of those that may occur on the Nuevo Milenio claims.

Opal mining areas appear to be operated on an intermittent basis. Minas Guadalupana and Esmeralda are being worked at the present. Mina Esmeralda appeared to have a 60 m working face that was being explored with a D – 7 bulldozer. It is not known what quality or quantity of opal is being recovered from these operations or how intensively they are being worked.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The Nuevo Milenio property has no known mineral resource or mineral reserve.

INTERPRETATIONS AND CONCLUSIONS

Modern exploration of historic mine workings on the Nuevo Milenio Property by Cream Minerals de Mexico during the period 2000 to 2003 has delineated four major areas of gold –silver mineralization within the Nuevo Milenio Caldera that are of current exploration interest for a possible disseminated bulk tonnage resource. The 1400 m x 200 m Dos Hornos Area, the 1200 m x 100 m Once Bocas Area, the 1100 m x 250 m Chacuaco Area and the 500 m x 250 m Chacuaco West Area have all been outlined by trenching, extensive sampling and by a geochemical soil survey.

The Nuevo Milenio Gold – Silver Property is a low sulphidation epithermal precious metal prospect that contains gold – silver mineralization in quartz veins and quartz vein stockworks over a number of significantly large northwesterly outcrop areas within Miocene rhyolitic volcanics in a collapsed caldera geological setting.

The property exhibits geological characteristics that are diagnostic for low sulphidation epithermal deposits such as the near – surface (+ / - 1 km) caldera setting, the vertical zonation of hydrothermal silica alteration, the pervasive argillic alteration, the low sulphide ore mineralogy and the quartz + calcite gangue mineralogy.

Regionally, the Nuevo Milenio property is situated within an early Miocene caldera field of the Sierra Madre Occidental Volcanic Belt that is overprinted in the Tepic area by volcanics of the Trans Mexican Volcanic Belt. The northwesterly aligned mineralized structures on the property are thought to be the vestiges of crustal fractures and faults that conveyed tuffaceous ash flows to the surface to be deposited as welded rhyolite tuffs and that subsequently these conduits conveyed hydrothermal silica and gold and silver – bearing solutions to surface.

Orientation drilling at Once Bocas, Chacuaco and Chacuaco West confirmed the presence at depth of intensely silica altered and leached rhyolite tuffs with subdued precious metal values. However, the holes were drilled too steeply and were unfavourably sited due to terrain and bad weather or did not reach their intended target depths.

Meixner’s report recommends that the mineralized areas at Dos Hornos, Once Bocas, Chacuaco and Chacuaco West be diamond drilled along their strike and initially to vertical depths of about 150 metres to test for the presence and continuity of gold – silver mineralization.

The Meixner report also recommends that exploration be continued as well as expanded beyond the margins of Nuevo Milenio Caldera. The Refilion Fault appears to be a major mineralizing structure, and thus a favourable exploration target, that requires further exploration along its more than 3 kilometre extent, particularly as it appears to host the Cafetal, Chacuaco and Cahacuaco West gold – silver occurrences.

The soil geochemical survey has been effective in delineating precious metal mineralization; however caution must be used to interpret geochemical results correctly in areas of acid leached or clay – rich soils where low precious metal concentrations in soils may not accurately reflect higher metal concentrations in underlying rocks if these are present.

Recent exploration has focused on historic mine workings as a guide to exploration targets. Meixner recommends that consideration should be given to ascertaining the location and geometry of fault or shear structures by carrying out geophysical surveys. Underlying structures such as faults, dilational zones and flexures are typical hosts for bonanza grade precious metal deposits in this type of epithermal setting. VLF surveys may be efficient in tracing faults and detailed gravity surveys may delineate boundaries of structural blocks with large density contrasts. Low resistivity anomalies may reflect the presence of argillic alteration of shallow portions of the mineralized system.

FUTURE PLANS

The following recommendations are from Meixner’s report. The Company intends to carry out the program recommended by Meixner, but its ability to do so will be dependent on its ability to secure additional financing for this purpose. Diamond drilling of HQ core is planned over the northern parts of the Dos Hornos and Once Bocas mineralized areas as well as at the southwestern portion of the Chacuaco mineralized area and at Chacuaco West. Drilling should be across the strike of mineralization and ideally directed towards the southwest at angles of – 450. Four holes of 200 metres each should be allocated to Dos Hornos, Once Bocas and Chacuaco. Two 200 m holes should be drilled at Chacuaco West. Thus, a total of 14 holes of 200m each should be drilled at these mineralized areas for a total of 2800 m. The number of holes at each mineralized area and the number of metres at each drill site location should be adjusted as results warrant it. For example, 5 holes may be drilled at one area in preference to 3 holes being drilled at another area, if this is required or desirable.

The geochemical soil survey is planned to be expanded to the northwest to include the Pozo Astasis I and II area, Mina Zapote area, Mina San Miguel area, Mina Santa Gertrudes area and Cafetal area. Prospecting, mapping and sampling should be continued in areas not covered by basalt and beyond the limits of the Nuevo Milenio caldera rim.

Prospecting, mapping and sampling are planned along the northwestern extent of the Refilion Fault beyond Nuevo Milenio Caldera to Caldera La Curva.

Geophysical orientation surveys should be done along structural zones, such as the Refilion Fault, the Media Luna Fault and the northwesterly aligned mineralized zones, initially utilizing VLF, resistivity and detailed gravity surveys, that may also be augmented by induced polarization surveys. The geophysical surveys should be expanded in those cases where they are effective in detecting underlying structures and/or mineralized zones.

A second phase of drilling will be required if the results of drilling and of geophysical surveys from the initial phase are positive. Drilling at narrower intervals should be done along the strike of the prospective mineralized zones at Dos Hornos, Once Bocas, Chacuaco and Chacuaco West and deeper holes should be drilled in those specific areas that warrant it. Drilling should also test the Cafetal area, the Pozo Astasis I and II area and the Mina Zapote areas. Several deep holes should be targeted over the Salamandria, Julia and Victoria areas of chalcedonic silica alteration. Geophysical targets should be drill tested. A number of deep holes should be put down along the strike of the Refilion Fault where geophysical anomalies indicate favourable drill targets.

The Phase I cost estimate, in US dollars is $400,200, for 2,800 meters of HQ core drilling and data compilation.

The Phase II cost estimate, in US dollars, is $1,821,600, for a total of 14,000 meters of drilling.

2.     Canada

    a.     Kaslo Silver Property

            Bismark Claims, Black Bear Group of Claims and Black Fox Claims, Kaslo, British Columbia, Canada

Bismark Claims

Introduction

The Kaslo Silver Property encompasses nine former high-grade silver-lead-zinc mines located in south-eastern British Columbia, Canada. The various mines operated at different times during the period from 1895 to 1966. The present property consists of 7 modified grid claims, 13 crown grants, 8 reverted crown grants, 37 two-post claims and one mining lease of three units, to total 160 units.

Cream acquired the property in 1996, and in 1997 a trenching program successfully intersected bedrock in three areas; the Silver Bear zone, the Gold Cure zone and the south extension of the Cork Mine, which was followed up with diamond drilling in late 1997. In 1998 and 1999, expanded exploration programs consisted of geophysical (VLF-EM and gravity) surveys, soil sampling and geological mapping. The exploration programs led to diamond drilling at 6 locations: the Cork South, Silver Bear, Gold Cure, Bismark, Gibson and Black Bear zones.

Results to date have identified two large mineralizing structures referred to as the Cork and Gold Cure Shear Zones.

Location and Access

The Kaslo Silver Property is located 12 kilometres west of the town of Kaslo in southern British Columbia. Access to the Property is via Highway 31A for seven kilometres west from Kaslo, then 4.5 kilometres southwest along Keen Creek Road to the property boundary. The property lies along the Keen Creek Road for approximately 10 kilometres. Logging roads and numerous old mining roads and trails, some of which are heavily overgrown, bisect the property. Power lines come to within 4 kilometres of the property boundary, and water is abundant throughout.

Physiography

The Kaslo Silver Property is located in an area of rugged mountainous terrain. Topography on the property is steep with elevations ranging from 1,050 metres along the Keen Creek valley to 2,200 metres on the Gold Cure ridge.

The Keen Creek valley runs along the northwest boundary of the property, with numerous tributaries crossing the property and emptying into Keen Creek. The major tributaries, from northeast to southwest are Ben Hur, Briggs, Klawala, Kyawats and Desmond Creeks.

Much of the claim area is covered with second growth forest consisting of hemlock, cedar, fir and occasional pine. Thick growths of alder and devil's club are found along many of the creeks.

History

The Kaslo Silver Property includes nine former, small mines, which were originally discovered and worked for high-grade silver ores during the heyday of the Slocan Mining Camp at the end of the 19th century. Intermittent exploration, development and production have taken place at various locations on the property since that time, most notably in the 1920s and 1950s. The Cork-Province Mine was consolidated in 1914 and was the longest-lived producer in the camp when it closed in 1966.

Five former workings, the Silver Bear, Hartford, Gibson, Gold Cure, and Bismark are situated along the Gold Cure Shear Zone, which has been traced northeast across the property for 7.1 kilometres. Five additional workings, the Black Bear, Cork, Province, Dublin and Black Fox workings lie along the parallel 4.1 kilometre long Cork Shear Zone, located in the Keen Creek valley approximately one kilometre north of the Gold Cure Shear Zone. Both shears are open along strike to the north and at depth.

Cork-Province - The Cork Group was consolidated in 1900 and by 1904 considerable development work had been completed. The adjoining Province Group was being operated independently at this time and a promising orebody had been developed on the eastern extension of the Cork lode. From 1906 to 1913, the two mines continued to be worked independently, but by agreement, the Province mine used the lower main access and mill of the Cork mine. The Cork and Province were consolidated in 1914, and development work renewed the following year. The development work up to 1920 did not produce satisfactory results, and the mine shut down. Operations were renewed in 1922, with a shaft sunk to explore lower levels where it was proved that the orebodies maintained their grade.

Production commenced in 1903 and shipments were made through 1909, during which time 16,000 tonnes of ore were mined at an average grade of 110 to 140 g/t silver and 5% lead. The next period of production extended from 1913 to 1919 during which time over 24,000 tonnes were shipped averaging about 85 g/t silver and 4% lead. In 1918 and 1919 the shipments also contained 52,000 kilograms of zinc. Production resumed in 1923, and up to the end of 1926, totalled nearly 18,000 tonnes carrying between 110 to 140 g/t silver, over 5% lead and 2.5% zinc. During 1929, the Cork-Province mill treated nearly 6,000 tonnes containing net recovered metals as follows: gold 255 grams (0.04 g/t); silver over 567,000 grams (94.5 g/t); lead nearly 188,000 kilograms (3.5%); and zinc over 235,000 kilograms (4.3%). Total reported production of the Cork Mine is listed at 210,996 tonnes of .009 g/t gold, 70.3 g/t silver, 3.05% lead and 4.72% zinc. During this period, the Cork-Province mine was owned and operated by Base Metals Mining Corporation Limited of Toronto, Ontario.

Arctex Engineering Ltd. conducted exploration programs on the Cork-Province claims in 1979 and 1992. In 1979, a program of surface prospecting, soil sampling and geological mapping was conducted on the property. In 1992, the main mine haulage access (No. 3 crosscut adit) was reopened and geologically mapped and rock sampled. There is presently neither machinery nor buildings on the property. The main haulage adit has been backfilled, but could be reopened with a back-hoe.

Silver Bear - Historical production (1919 to 1952) on the Silver Bear claim is recorded as 508 tonnes yielding 710,621 grams silver (or 1418 g/t), 9,827 kilograms lead (or 2.15%), 8,496 kilograms zinc (or 1.85%), and 85 grams gold. The first recorded work on the Silver Bear claim was in 1897, when two original crosscuts were installed and three zones of high-grade silver (>5,000 g/t) were reported. Work on the property continued intermittently for the next 50 years, with total development in five tunnels equalling about 1,200 metres of crosscutting, drifting and raising, together with numerous surface cuts to develop the two or possibly three parallel veins. All underground workings are inaccessible at the present time.

Work on the Silver Bear claim consisted of soil sampling and VLF-EM surveys done by Greenwich Resources in 1984 and by St. James Minerals Ltd. in 1985. Strand Resources Inc. followed up an Induced Polarization survey in 1987 with a single diamond drill hole in 1988.

Gibson - Historical production from the Gibson workings from 1895 to 1935 is reported to be 676 tons grading 0.06 g/t gold, 482 g/t silver, 16% lead and 8% zinc. From 1895 to 1919 and 1923 to 1929, small-scale development and production continued on the Gibson property. In 1926 and 1927, a two-kilometre long tramline was put in from the workings to the Keen Creek road. In 1935, 1946, 1957 and 1967 small development or exploration programs were conducted on the property. The Gibson area has never been consistently worked as the property has been in litigation over ownership from 1919 to 1957.

A property evaluation undertaken in 1957 blocked out 10,000 tons of mineralization grading 173 g/t silver, 6.0% lead and 8.3% zinc. No work, except road upgrading has been done on the Gibson property since 1957.

Hartford - The Hartford workings consist of two caved adits covering a vertical distance of about 100 metres. The more southerly adit, known as the Marsh Tunnel, has a waste dump that exhibits galena, sphalerite and pyrite mineralization. No historical development or shipment records for the Hartford workings are available.

In 1984, Greenwich Resources Inc. did preliminary soil and rock sampling and a small VLF-EM survey on the Hartford claim. More detailed soil sampling in 1987 by Strand Resources followed up this work.

Gold Cure - Very little historical information is available on the Gold Cure group. Records show that the claims were being worked, and ore was being shipped by 1898. In 1909, the only recorded shipment from this property was made, and was reported to be 20 tons of ore grading 2835 g/t silver and 50% lead. Development work in several adits and open cuts continued on these claims from 1917 to 1924. In 1950 and 1951 plans were made to diamond drill the property, but no further mention of this work was found.

More recently, in 1982, a reconnaissance soil and rock sampling program was conducted by Greenwich Resources Inc. on the Gold Cure group. Results of this work showed an average grade for rock samples of 490 g/t silver, 2.9% lead and 1.7% zinc. Soil sampling was demonstrated to be an effective exploration tool and was continued in 1983 accompanied by geological mapping and VLF-EM surveying. Seven diamond drill holes were put in to test the mineralized trend on the Gold Cure group in 1986 and returned mixed results.

Bismark Claims - The first recorded mention of the Bismark claims was in 1898, but they came into some prominence in 1900 when three adits were driven. The property was worked at a small scale every year until 1910. Total production from 1898 to 1910 is recorded in Minister of Mines Annual Reports at 957 tons grading 2,353 g/t silver and 5% lead, and in Zinc and Lead Deposits in Canada at 1,063 tons grading 2,863 g/t silver and 15% lead.

The property was idle from 1910 to 1928 when Consolidated Mining and Smelting Company (now TeckCominco Ltd.) optioned it, but dropped the option in fall of the same year. In 1951, the road to the Bismark claims was upgraded in anticipation of the following season's work, which was not done.

The property then remained dormant until 1980 when the road was again upgraded. In 1982, the property had a preliminary evaluation by Greenwich Resources Inc., which included collecting 3 rock samples from the old workings. These samples gave average values of 598 g/t silver and 22% zinc. In 1984, geological mapping and a small program of soil sampling and VLF-EM surveying were conducted.

During the course of prospecting to the northeast along the mineralizing trend which hosts the Gibson, Gold Cure and Bismark workings, several very old caved pits and workings were found in the upper Ben Hur Creek area 1.5 kilometres north of the Bismark workings. No historical data has been located with reference to these workings. In 1983, soil and silt sampling surveys were undertaken in this area. One silt sample located near the above mentioned trend returned very high silver (37.2 ppm) and zinc (3,100 ppm) results. The soil sampling results returned anomalous silver and zinc values up slope from the silt sample location.

Work Completed by Cream in 1997

From July to October 1997, Cream completed a program of rock and soil sampling and geologic mapping, followed by excavator trenching, throughout the Kaslo Silver Property. The purpose of this work was to explore the continuity of mineralized shear and replacement structures, and to sample for grades and widths of mineralization.

The trenching program successfully intersected bedrock over three showings, the Silver-Bear zone, the Gold Cure zone and the south extension of the Cork Mine (the Cork South zone). Diamond drilling was conducted late in 1997 to test the down dip extent of the silver-lead-zinc mineralization exposed by trenching at the Cork South zone. Also in 1997, Cream diamond drilled three holes in the vicinity of the Silver Bear workings to test geochemical and geophysical anomalies defined by earlier work done by Strand Resources Inc. Bad ground conditions did not allow these drill holes to reach target depths.

Work Completed by Cream in 1998

In 1998, Cream undertook a $660,000 exploration program that included geological mapping, geochemical sampling, 51.7 line kilometres of VLF-EM geophysical coverage and 3,082 metres of diamond drilling in 31 drill holes. The drilling focused on five road-accessible sites: the Bismark, Gold Cure, Gibson, Silver Bear and Cork South zones, located at approximately 2 kilometre intervals along the shear zones. The purpose of this phase of drilling was to investigate the potential for shear hosted and replacement style silver-lead-zinc mineralization along the Gold Cure and Cork Shear Zones initially recognized in 1997.

Work Completed by Cream in 1999-2003

The 1999 program involved orientation gravity geophysical surveys over the Cork showing and Cork North zone, 250 metres of diamond drilling in three short holes on the Bismark zone, excavator trenching and bulk sampling of the Silver Bear shear, and two short drill holes on the Black Bear zone. The work completed in the 1999 program is detailed in the description of the Kaslo Silver Property below. There was no material work carried out on the property in fiscal 2001, 2002 or 2003. Cream has not had sufficient working capital to conduct exploration on the properties that make up the Kaslo Silver Property, and as a result has written off deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property. The claims remain in good standing and the property is a long-term asset of the Company.

Geology and Mineralization Summary

General – The Kaslo Silver Property is underlain by sedimentary and metasedimentary rocks, which have been folded into a steeply dipping synclinal wedge bounded on the north and south by intrusive rocks. Faulting and shearing accompanied intrusive activities and are directly related to the formation of vein, breccia and replacement deposits of silver-lead-zinc.

Cork Shear Zone - The workings of the Cork-Province mine lie entirely within meta-sedimentary rocks. The contact with the intrusive rocks lies 300 metres to the north of the mine on the opposite side of Keen Creek. This contact plunges south and probably underlies the Cork-Province group at no great depth and the sediments in the vicinity of the mine are considerably metamorphosed. The strata tend to dip away from the intrusive contact thereby assuming a position almost at right angles to the general north-westerly trend. The sediments include a large proportion of argillites, mostly characterized by a lesser or greater proportion of andalusite and commonly referred to as andalusite schists. Interbedded with these are some quartzitic beds and a number of crystalline limestone and other beds notably limey in composition.

The orebodies of the Cork-Province mine have been formed along a well-defined lode, designated as the "main vein". This lode is a fault-fissure zone cutting obliquely across the meta-sedimentary bedding. The orebodies in each case have their most pronounced development where this lode intersects beds of crystalline limestone or other notably limey strata. The lode follows the course of the shear zone and, consequently, the limestone beds are displaced, the hanging wall section of the lode being offset, relatively to the footwall, about 25 metres to the west. The apparent displacement varies somewhat from one limestone bed to another, due to complications set up by numerous other faults of minor throw which angle across or run parallel with the main lode.

The shape of the orebodies and extent of ore deposition have been influenced by cross-fracturing running mostly in an east direction. These cross-fractures run either from wall to wall of the main lode or connect this lode with nearby faults. They have both directed and facilitated the upward course of ore-bearing solutions apparently originating from the neighbouring intrusives. Where these solutions have come in contact with limestone or other limey strata they have effected an important replacement of these rocks for distances in places as great as 30 metres or more from the wall of the main lode, the distance being largely determined by the extent of cross-fracturing involving the limey beds.

Ore at the Cork-Province mine consists of an intimate mixture of sphalerite and galena with minor proportions of pyrite and chalcopyrite in a gangue composed largely of ankerite and siderite, but including varying amounts of quartz and calcite associated with altered wall rock.

The Cork Shear Zone extends for a total of 4.1 kilometres, with the Cork Mine lying near its centre. Mineralization found at the Cork Mine is probable along the trend of this shear zone where conditions such as those found at the mine are encountered.

Gold Cure Shear Zone – The Gold Cure Shear Zone extends for a total of 7.1 kilometres and hosts a number of historic workings. From south to north, these workings are the Silver Bear, Hartford, Gibson, Gold Cure and Bismark, and are located at approximately 2-kilometre intervals along the shear zone.

Silver Bear - The Silver Bear workings comprise six adits covering a vertical distance of 1,220 metres. These workings lie along a sheared and fissured mineralized zone situated toward the middle of the belt of meta-sedimentary rocks having a width, on this claim, of between 450 to 600 metres. The belt of sediments is flanked by granitic intrusives with the sediments dipping away from the granitic contacts, so that the general structure of the belt is synclinal. This structure is, however, complicated by much faulting and shearing.

As indicated by the workings there are two principal lodes that are nearly parallel and are separated by an interval of 25 metres or so of comparatively massive rock. The lodes are zones of strong shearing and fissuring with each varying from less than 30 centimetres to several metres in width, and are composed of broken and crushed rock plus ore and gangue minerals. Most of the work has been done on the more westerly or "foot-wall" lode. The ore in the upper workings lay against a heavy seam of gouge on the hanging-wall side of the lode and consists of broken bodies of quartz with some calcite, siderite, and ore minerals. The latter include galena, sphalerite, pyrite and one or more silver bearing minerals (including native silver). The more easterly or "hanging-wall" lode is similar in type to the "foot-wall" lode.

Hartford - The old Hartford workings consist of two caved adits and several trenches. The underground workings appear to be located at or near the nose of the synclinally folded meta-sedimentary rocks, indicating a major structural control on sulphide mineralization. Sulphide mineralization (as seen in old dumps) consists of galena, sphalerite and pyrite occurring as irregular replacements in silicified shear zones within altered limestone.

Gibson - The Gibson workings lie in a belt of meta-sedimentary rocks about 600 metres wide. The belt of sediments is intruded on both sides by granitic rocks. In the vicinity of the mine workings abundant limestone and other calcareous rocks are interlayered with argillaceous and quartzitic beds, some of which are quite graphitic.

Nine adits have explored two nearly parallel lodes, known as the "A" and "B" lodes. These lodes are about 90 metres apart and conform very nearly to the strike and dip of the enclosing rocks. A third, or "C" vein is reported to outcrop about 75 metres southeast of the "B" vein, but it was not located. The "A" lode is a mineralized, sheared and brecciated zone over a metre wide, filled with broken rock and carrying in places disseminated sphalerite, galena, and pyrite associated with siderite and a little quartz. The "B" lode's average width is less than that of the "A" lode. This ore contains galena in solid cubes and bands, or mixed galena and sphalerite with pyrite and a little chalcopyrite in a gangue of siderite and partly replaced wallrock.

Gold Cure - There are no available historical descriptions of the mineralization encountered in several adits on the Gold Cure group. The general nature of waste material on the adit dumps is similar to much material in the Gibson dumps.

Mineralization is predominately pyrite with sphalerite and minor galena. Gangue minerals are quartz and calcite. The "vein" shows evidence of brecciation and exhibits replacement type ore textures. The original replacement of sulphide mineralization appears to have been along a plane of weakness paralleling the bedding and lithologic layering. The plane of weakness is now a shear zone lying near the conformable contact between argillaceous rocks and recrystallized coarse limestone.

Bismark - The Bismark workings lie mostly within a belt of interbanded argillite and limestone beds, which is flanked and intruded by granitic rocks. The ore-bodies are formed partly by replacement of one or more limestone beds outcropping in the vicinity of the workings.

The workings comprise three adits over a vertical range of about 120 metres, and develop a lode that conforms nearly with the enclosing sediments. At the surface, the lode is 1.2 metres wide and consists of zinc carbonates with bunches of galena, a little quartz and pyrite and considerable oxidized material. The ore from the two upper levels is principally lead and zinc carbonates, with considerable iron oxide and quartz. The lead carbonates average from 6 to 10% lead and 3,825 g/t silver, while the zinc carbonate ore has run up as high as 15% zinc, but is usually considerably lower. The lowest level shows a narrow, but well-defined and high-grade streak of sphalerite and galena. This shoot appears to be different in character from anything found in the upper levels of the mine.

Discussion – Mineralization on the Kaslo Silver Property is intimately related to two sub-parallel, 4.1 and 7.1 kilometre long shear zones. In areas of less competent rock units, such as at Silver Bear and Gold Cure, the shear zone widens to 25 metres and contains silver-lead-zinc mineralization within the crushed shear material. In areas of more competent rock units, including limestone beds, the shear zone appears to carry silver-lead-zinc mineralization, which becomes concentrated into larger replacement bodies where the shear crosses limestone units, such as at the

Cork and Bismark. There is excellent potential to discover additional mineralized sections along the 11.2 kilometres of shear zones.

Geophysics

Cream completed 51.7 kilometres of VLF-EM geophysical coverage over the mineralized Cork and Gold Cure Shear Zones. The geophysical surveys clearly define the location and extent of the controlling shears as they are very conductive by nature.

In 1999, a gravity geophysical survey was done over the Cork North zone to define which of the several limestone beds have the best potential to host massive sulphide mineralization. Targets generated by the gravity survey have not yet been drill tested.

Cork Shear Zone – VLF-EM surveys have traced the Cork Shear Zone for 2.6 kilometres northeast and 1.5 kilometres southwest from the Cork Mine. The zone remains open to the northeast and to depth. Drilling in 1997 and 1998 showed this conductor to be a graphitic shear zone that is 12 metres or more in width. There have been several favourable limestone beds mapped crossing the Cork shear north of the mine workings for a distance of 1.3 kilometres. To the south of the Cork mine, mineralization appears to be confined to structures such as quartz veins, which cross the shear zone.

An induced polarization survey over a portion of the Cork South zone and a down-the-hole mis -a-la-masse survey of two diamond drill hole intersections show a geophysical anomaly that is up to 250 metres long and remains open to the southwest.

Gold Cure Shear Zone – This zone has been traced for 7.1 kilometres by VLF-EM surveys and remains open to the north and at depth. The zone extends for 1.5 kilometres north of diamond drill hole 98GC-8 indicating potential for strike continuity of this mineralization.

Along the Gold Cure Shear Zone, the conductive shear structure has been shown to run through the Silver Bear, Hartford, Gibson, Gold Cure and Bismark workings. The shear averages 25 to 80 metres in width. In the vicinity of the showings, the shear often splits into two or three sub-parallel bands, all of which host mineralization.

Geochemistry

Soil geochemical surveys have been completed over the length of the Cork and Gold Cure Shear Zones. Linear trends of anomalous values for silver, lead and zinc in soil have been found running coincident with the shear zones. Occasionally gold, arsenic, cadmium and other elements occur with the silver, lead and zinc anomalies.

Trenching Results

In 1997, trenching was done in four locations along the Cork and Gold Cure Shear Zones, with mixed results.

Cork Shear Zone - The Cork South trench intersected good silver-lead-zinc mineralization along an old mine road located approximately 100 metres southwest of the former Cork-Province Mine workings.

Gold Cure Shear Zone – Two trenches located along the Gold Cure Shear Zone intersected significant silver-lead-zinc mineralization. The Gold Cure trench is located mid-way along the shear zone and the Silver Bear trench is located near the south end of the shear zone. Material excavated in these two trenches, located about 4 kilometres apart, appeared similar in nature consisting of poorly consolidated sheared graphitic material.

Results of the 1997 trenching program are summarized below:

Results of the 1997 trenching program are summarized below:

Trench	Width	From	To	Silver	Zinc	Lead
	Metres	Metres	Metres	g/t	%	%
Cork South	11.0	7.0	18.0	112.8	5.36	2.85
(including)	8.0	8.0	16.0	147.5	7.01	3.78
Silver Bear	35.0	5.0	40.0	221.5	2.40	1.57
(including)	15.0	25.0	40.0	371.6	4.94	3.26
Gold Cure	8.0	8.0	16.0	260.4	0.72	0.66
(including)	4.0	8.0	12.0	416.0	0.63	1.20

Discussion - The true width of the Cork South mineralization is believed to be approximately 6.5 metres. This intersection is believed to represent a new mineralized shoot that was not discovered during the mine life. A second trench put in over the crown pillar to the Cork Mine intersected 4 metres of mineralization assaying 34.6 g/t silver, 1.09% zinc and 1.28% lead.

The Silver Bear trench is situated along a new logging road that cuts the mineralized Gold Cure shear zone at a shallow angle. The mineralization is believed to have a true width of approximately 15 metres and lies within a 25-metre wide, northeast trending shear zone.

The Gold Cure trench was excavated perpendicular to the mineralized trend and is believed to represent the true width of the mineralization. The intersection lies within a 25-metre wide, northeast trending shear zone. This is the same structure as intersected in the Silver Bear trench 4 kilometres to the southwest.

Diamond Drilling Results

From 1997 to 1999, 41 diamond drill holes were completed on the Bismark Claims. 13 drill holes tested two locations along the 4.1-kilometre long Cork Shear Zone and 28 drill holes tested four locations along the 7.1-kilometre long Gold Cure Shear Zone.

Acme Analytical Laboratories Ltd. of Vancouver did sample analyses. Chemex Labs Ltd. of North Vancouver ran confirmation analyses on selected mineralized intersections. Assays from the two labs are comparable.

Cork Shear Zone - In 1997, five diamond drill holes were completed for geological information over the Cork South zone. Diamond drill holes 97CP-3, 4 and 5 were fan-drilled from a single set-up to test the Cork South trench mineralization at depth. Holes 97CP-3 and 4 intersected the 6.5 metre wide zone that averaged 179.52 g/t Ag, 7.33% Zn and 5.12% Pb. The Cork South mineralization is composed of sphalerite, galena, chalcopyrite and pyrite occurring as massive aggregations and fracture fillings within limestone. Associated gangue minerals are ankerite, siderite, quartz and calcite.

Assays for holes 97CP-3 and 97CP-4 are as follows:

97CP-3

Drill Hole	From(m)	To(m)	Width(m)	Au g/t	Ag g/t	Pb(%)	Zn(%)	Cu(%)
97CP-3	4.00	5.00	1.00	0.00	13.8	0.26	1.37	0.01
97CP-3	5.00	5.70	0.70	0.12	365.9	12.30	8.36	0.07
97CP-3	5.70	7.50	1.80	0.01	31.2	1.32	2.74	0.01
97CP-3	7.50	8.20	0.70	0.00	0.9	0.01	0.05	0.00
97CP-3	8.20	9.00	0.80	0.00	1.8	0.06	0.07	0.00
97CP-3	9.00	10.10	1.10	0.08	80.9	2.09	4.61	0.02
97CP-3	10.20	11.10	0.90	0.17	319.9	5.94	23.18	0.03
97CP-3	11.10	11.60	0.50	0.00	27.3	0.84	1.74	0.01

Average grades over 7.60 metres				0.05	95.83	2.58	5.21	0.02

97CP-4

Drill Hole	From(m)	To(m)	Width(m)	Au g/t	Ag g/t	Pb(%)	Zn(%)	Cu(%)
97CP-4	3.90	5.00	1.10	0.58	293.0	6.95	12.40	0.09
97CP-4	5.00	6.00	1.00	0.25	353.1	12.16	6.93	0.05
97CP-4	6.00	7.00	1.00	0.57	488.2	12.97	13.26	0.12
97CP-4	7.00	8.00	1.00	0.22	220.0	6.85	8.22	0.04
97CP-4	8.00	9.30	1.30	0.80	203.8	5.97	14.23	0.15
97CP-4	9.30	10.60	1.30	0.14	35.4	0.57	1.03	0.01
97CP-4	10.60	12.00	1.40	0.06	90.9	1.78	4.67	0.04
97CP-4	12.00	13.00	1.00	0.02	52.3	1.13	3.62	0.02
97CP-4	13.00	14.00	1.00	0.12	620.1	21.16	8.23	0.12
97CP-4	14.00	14.60	0.60	0.07	90.9	0.64	3.84	0.03
97CP-4	14.60	15.60	1.00	0.27	680.3	21.25	8.34	0.15
97CP-4	15.60	16.60	1.00	0.24	127.7	2.85	12.26	0.13
97CP-4	16.60	17.70	1.10	0.10	287.0	7.98	21.69	0.13
97CP-4	17.70	18.80	1.10	0.06	210.7	7.45	7.76	0.06
97CP-4	18.80	20.00	1.20	0.08	199.0	4.65	15.64	0.10
97CP-4	20.00	21.00	1.00	0.03	63.0	2.27	3.32	0.06
97CP-4	21.00	22.00	1.00	0.04	60.1	1.21	3.43	0.03
97CP-4	22.00	23.10	1.10	0.33	60.4	0.89	3.66	0.06
97CP-4	23.10	23.80	0.70	0.08	83.4	2.52	3.69	0.05
97CP-4	23.80	25.00	1.20	0.04	20.6	0.74	2.48	0.01

Average Grades over 21.10 metres				0.21	209.27	6.02	8.09	0.07

In 1998, a further 8 diamond drill holes were emplaced to test the Cork Shear Zone in two locations. Results from these drill holes were mixed.

Cork South Zone:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %
98CP-02	39.57	44.85	5.28	129.53	3.59	4.52
Including	42.00	44.85	2.85	241.01	5.74	6.25
98CP-03	37.96	39.17	1.21	122.41	2.93	2.54
And	47.01	51.65	4.69	108.25	1.80	4.26
98CP-04	55.76	56.66	0.90	121.90	3.33	1.36
98CP-05	59.28	72.24	12.96	236.80	5.28	2.70
Including	70.80	72.24	1.44	1,980.50	47.90	10.53

Cork North Zone:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	Cu %
98CP-06	64.45	64.62	0.17	--	--	1.21	1.81
98CP-08	223.42	224.60	1.18	12.60	0.51	5.09	--
And	238.36	239.10	0.74	144.70	2.26	1.56	--

Gold Cure Shear Zone – Diamond drilling was done in four locations along the Gold Cure Shear Zone in 1998 and 1999.

At the south end of the shear zone, 13 drill holes were put in to test the high-grade silver-lead-zinc mineralization encountered while trenching at the Silver Bear. Due to the unconsolidated nature of the sheared material at this location, many of the drill holes did not reach their target depths, and those that did experienced poor recoveries in the mineralized zones. The drill results do not appear to reflect the nature of mineralization exhibited by trenching.

Three diamond drill holes were completed near the Gibson workings, 2.5 kilometres north of the Silver Bear and 7 diamond drill holes were completed near the Gold Cure workings a further 1.5 kilometres to the north.

Over the Bismark Zone, located near the north end of the Gold Cure Shear zone, silver-lead-zinc mineralization was encountered in five drill holes. Hole 98GC-8 intersected an altered shear zone that carried 313.72 g/t silver (9.15 oz/t) over a core length of 9.3 metres. The intersections occur in the hanging wall and along strike to the south from the historic Bismark Lode, which operated until 1911 and averaged 3,464.3 g/t silver (101.0 oz/t) across a 1.5 metre mining width.

Intersections of economic significance were encountered in 18 of the diamond drill holes, as shown in the table below:

Bismark Drill Results:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %
98GC-08	15.80	25.10	9.30	313.72	0.73	0.92
98GC-09	25.37	26.60	1.23	291.42	0.56	0.94
98GC-13	34.40	40.49	6.09	215.62	0.15	1.39
Including	35.40	37.38	1.98	654.39	0.46	4.23
98GC-14
98GC-15	40.98	41.43	7.79	68.60	0.20	0.71
Including	40.98	42.67	1.69	280.91	0.89	3.98
99B-1	34.40	40.49	6.09	215.62	0.15	1.39

Gold Cure Drill Results:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %
GC-2	31.48	32.19	0.71	140.97	0.41	2.44
GC-5	69.11	70.50	1.39	81.98	0.36	0.24
GC-6	35.28	36.81	1.53	50.67	0.05	1.11

Gibson Drill Results:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %
GC-10	130.04	130.73	0.69	13.38	0.45	1.22
GC-11	53.76	54.35	0.59	115.25	0.14	2.44
GC-12	52.88	53.37	0.49	24.01	0.26	1.88

Silver Bear Drill Results:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %
SB-02	46.63	48.11	1.48	33.61	1.02	1.94
And	62.05	64.01	1.96	124.17	0.79	1.21
And	71.56	73.05	1.49	137.89	0.05	0.78
SB-04	8.53	9.60	1.07	29.50	0.23	0.50
SB-05	5.89	9.14	3.25	390.05	3.76	1.07
Including	5.89	6.40	0.51	2,271.0	22.60	5.34
SB-06	9.82	15.32	5.50	68.54	0.37	1.43
Including	9.82	10.36	0.54	574.50	1.11	5.22
SB-08	7.92	10.06	2.14	41.90	0.31	0.76
SB-10	101.19	102.11	0.92	105.00	0.01	0.06

Discussion - To date, 39 of a total 41 drill holes completed over the target areas have successfully intersected the shear system. In all cases the shear demonstrated elevated silver, lead and zinc values confirming the passage of ore bearing fluids. Twenty-six of the diamond drill holes have economically significant intersections of silver-lead-zinc mineralization.

It is important to note that only a very small portion of the 11.2 kilometres of shear zones on the Kaslo Silver Property has been drill tested to date. In all instances, the mineralization encountered in the diamond drill holes is open either along strike or to depth.

Bulk Sampling

Gold Cure Shear Zone - At the Silver Bear six bulk samples were taken by excavator from an 80 metre-long section of the 25 metre x 7.1 kilometre long mineralized shear zone. International Metallurgical and Environmental Inc. of Kelowna, British Columbia was commissioned to complete preliminary metallurgical testing on the samples. A representative composite of three of the six samples was used for the initial testing. The head grade of the composite material was 780 grams per tonne silver, 13.2% lead and 6.8% zinc.

The composite material was shown to readily produce both a high-grade (75%) lead concentrate and a good grade of zinc concentrate (50% zinc). The silver recovery associated with the lead concentrates was between 60 and 70%. Approximately 10% of the recovered silver reported to the zinc rougher concentrate. Analysis of the concentrates indicates that levels of arsenic, antimony, cadmium, mercury and bismuth are of no consequence. Metallurgical test work will continue as a result of these encouraging results.

Proposed Exploration and Development

The preliminary drill results demonstrate that higher grades and greater widths occur along the two separate shear structures over the north end of the property. Geologic mapping indicates that the host shears intersect limestones and limey siltstones to the north and this geologic control is believed to be responsible for the observed enrichment in mineralization. Surface exploration shows that coincident geochemical and geophysical anomalies and favourable geology extend for 1.4 kilometres north of the Bismark workings and 1.3 kilometres north of the Cork Mine workings along these two shear zones. Cream’s geologists have defined an additional six drill targets located over the north end of the property along the two favourable structures mentioned above. Cream plans to investigate these targets with up to 2,000 metres of diamond drilling upon completion of additional financing.

At the Silver Bear area, mineralization is confined to a wider (25 metres) shear structure in the less competent rock units. Poor recovery during diamond drilling did not allow for proper metal recoveries. Bulk sampling of the poorly consolidated, high-grade silver mineralization is necessary to properly test the potential of this zone. A 10,000 tonne bulk sample may be collected from the Silver Bear shear zone for analytical and metallurgical testing upon completion of additional financing.

Black Bear Group of Claims

For a description of Cream’s interest in this property, see See Item 4. Information on the Company – Kaslo Silver Property, Salmo, British Columbia, Canada".

Location

The Black Bear claims are located immediately north of and are contiguous with the Bismark Claims. The Property is presently composed of a three-claim mining lease and three reverted, crown-granted mineral claims situated just 600 metres along strike to the north of the former Cork-Province Mine on the adjacent Bismark Claims.

History

The property encompasses three former silver producers, the Mastodon, Liberty, and Black Bear workings. The Mastodon and Liberty workings were discovered and operated in the late 1890s. The Black Bear was probably discovered at the same time but the only government reports of this occurrence are from 1920 when the mine was rehabilitated to explore a 48-centimetre wide vein that yielded 2.74 g/t gold, 181.7 g/t silver, 15.0% lead and 3.6% zinc.

The Liberty and Mastodon workings were on adjacent crown grants that were initially worked in 1899. Workings consist of eight or more short adits and shafts that explore two or more fissure-vein lodes striking northeast and in part conforming with structure of the host metasediments. Production records are incomplete but small shipments reported in 1899, 1923 and 1925 averaged 269.0 g/t silver. In 1979 the Liberty was reopened and a 997 tonne sample mined and milled. The shipment averaged 52.0 g/t silver, 0.72 g/t gold, 10.3% zinc and 0.95% lead. There are no reports of mining activity since 1979 but the mining lease obtained at that time has been maintained in good standing.

Exploration completed by Cream in 1997 on the adjacent Bismark Claims suggests that the Black Bear workings are probably hosted by the same shear structure that hosts the Cork-Province Mine. The Liberty and Mastodon workings are believed to be on parallel structures.

Proposed Exploration Program

Cream has completed a preliminary program of geological mapping, geochemical surveys, VLF electro-magnetometer surveys, a reconnaissance gravity geophysical survey, excavator trenching and 110 metres of diamond drilling in three short holes over the Black Bear Claims in 1998 and 1999. The trenching program successfully encountered several small massive sulphide bodies that were tested with three short, wide spaced, diamond drill holes. Sulphides were primarily pyrite, arsenopyrite and sphalerite containing low-grade silver values. Assay results for the trench and drill intersections are tabulated below.

Black Bear Trench and Drill Results:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %
Trench-1*	0.0	1.20	1.20	18.00	0.56	5.20
Trench-2*	1.0	1.35	0.35	19.10	0.11	4.70
Trench-4*	0.0	2.75	2.75	18.20	0.14	4.00
BL99-1	18.90	19.94	1.04	0.8	0.02	1.50
BL99-2	15.65	16.50	0.85	2.5	0.01	3.50
BL99-3	51.55	52.05	0.60	3.3	0.01	0.50

These initial results suggest that mineralization may be shear hosted marginal to a porphyry dyke. Future work over this prospect will depend on results of exploration of the adjacent Cork South zone on the Bismark Claims.

Black Fox Claims

In June 1998, Cream purchased a 100% interest in the Black Fox Claims located near Kaslo, British Columbia. The property comprises three crown-granted mineral claims: the Daisy, Black Fox and California. The former Black Fox mine workings are located on the Daisy Claim, immediately adjacent to the Cork-Province area on Cream’s Bismark Claims. The claims lie on the southwest extension of the Cork Shear Zone.

Recently completed geochemical sampling, VLF electromagnetometer surveying and geological mapping over this area show numerous old workings containing high-grade silver, lead, zinc and gold mineralization. These workings line up along a series of four parallel shear structures spaced approximately 100 metres apart. Further work over this area will depend on results of exploration of the adjacent Cork South zone. (See " - Kaslo Silver Property -Proposed Exploration Program").

b.         The Raven Massive Sulphide Property, BC

Property and Title Rights

In June 2000, Cream acquired an option on the Raven mineral claims consisting of 6,600 hectares in modified grid claims, totalling 265 units located on Nootka Island, 50 kilometres west of the community of Gold River situated on the west coast of Vancouver Island, British Columbia. The property overlies a new copper-zinc-gold-silver discovery found during a prospecting program completed in February 2000. Cream can acquire a 100% interest in the Raven Property in consideration for $380,000 and 200,000 shares to be paid by 2005. The vendors retain a 3% net smelter return (NSR) royalty, but Cream can purchase 1.5% of the NSR from gold and silver and 2% of the NSR on base metals and other minerals for a total of $1,500,000. In July 2000, Cream made the first payment of $30,000 and issued 50,000 common shares as per the terms of the option agreement. Cream has made no further option payments on the property and in fiscal 2002, the property was written down by $123,552 to a nominal carrying value of $1. Further property payments have been deferred and it is not known if or when further payments will be made on the property.

Geology and Mineralization

The property overlies a recently recognized belt of altered Paleozoic Sicker Group volcanic and sedimentary rocks. Massive sulphide boulders and silica-rich float containing banded sulphide with as much as 0.5% copper were discovered during a prospecting program completed in February 2000. A regional stream-sediment sampling program completed by the federal government returned anomalous gold and copper geochemical values from streams draining the area of Sicker Group outcrop covered by the Raven property.

Sicker Group rocks similar to those found on the Raven Property host Boliden Ltd.'s Myra Falls Mine in central Vancouver Island. Since opening in 1966, the Myra Falls Mine has produced in excess of 21 million tonnes of copper-zinc-gold-silver rich massive sulphide ore.

No further work is planned on the property at this time.

c.         Other Canadian Properties

The Company holds an option to acquire a 100% interest in the Bayonne Aquamarine property located in the Nelson Mining Division, British Columbia. The option agreement calls for the issuance of 500,000 common shares (100,000 issued) and cash payments totalling $100,000 ($5,000 paid) over 48 months. The optionor will retain a 2% Net Product Returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia. The option agreement calls for the issuance of 200,000 common shares (50,000 issued subsequent to year end) and cash payments totalling $110,000 ($2,500 paid subsequent to year end) over six years. The optionors will retain a 2% NSR royalty on all metals. The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia. The option agreement calls for the issuance of 200,000 common shares (50,000 issued subsequent to year end) and payments totalling $110,000 ($5,000 paid subsequent to year end) over 6 years. The optionor will retain a 2% NSR royalty on all metals. The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Company has acquired a 30,000-hectare mineral lease in northern Manitoba. A $16,503 minimum work deposit has been filed with the Manitoba Director of Mines.

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Profit Lake mineral claims located in the Whitefin Lake area in Ontario. The option agreement called for the issuance of 200,000 common shares (30,000 issued) and cash payments totalling $29,500 ($5,000 paid)) over 36 months. After a work program on the property, the Company determined that the property did not meet its expectations and a total of $12,016 was written off in fiscal 2002.

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Blue Jay mineral claims located near Stewart, British Columbia. The option agreement calls for the issuance of 200,000 common shares and payments totalling $100,000 ($20,000 paid) over 24 months. After a work program on the property, the Company determined that the property did not meet its expectations and a total of $25,898 was written off in fiscal 2002.

3.         Other Investments

In April 2003, Cream entered into an agreement to acquire up to 100% of the outstanding shares of Terra Gaia Inc. ("Terra Gaia"), a private Canadian company. To complete the transaction, Cream was to complete a financing to raise approximately $3.2 million, which would be advanced to Terra Gaia pursuant to the agreement to be used to build and operate a proposed demonstration plant and provide working capital for Terra Gaia. In consideration for arranging the financing, Terra Gaia was to issue shares to Cream in an amount equal to 50% of the then outstanding share capital of Terra Gaia. Upon completion of the full amount of the financing, Cream and Terra Gaia agreed to enter into an arrangement agreement, whereby Cream was to be given the opportunity to acquire the shares of Terra Gaia not then held by Cream, and pursuant to which the Terra Gaia shareholders, other than Cream, would be entitled to exchange their shares for shares in the capital of the Company, pursuant to a Plan of Arrangement under the Company Act (British Columbia). In July 2002, Cream was unable to make the second payment of $225,000. Pursuant to this, the agreement with Terra Gaia was terminated. The Company invested $25,000 for which Cream has received 100,000 common shares of Terra Gaia.

ITEM 5        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the audited financial statements of Cream Minerals Ltd. ("Cream") for the years ended March 31, 2003, 2002 and 2001, and related notes thereto. Cream’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described fully in Note 10 to the financial statements, which is summarized below, there are no material differences, for the purposes of the financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing. Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2004.

Cream’s accounting policy is to capitalize all costs relating to the acquisition, exploration and development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. As at March 31, 2003, Cream has capitalized $527,656 (2002 - $1,344,708) on the acquisition and exploration of mineral property interests.

Until June 30, 2001, Cream received management, office, administrative, and geological services from Lang Mining Corporation ("Lang Mining"), a private company owned by the president of Cream, and reimbursed Lang Mining on a cost plus 15% basis. Cream also paid to Lang Mining management fees of $7,500 during that year. The administration fees and services contract with Lang Mining expired on June 30, 2001, but Cream continued with the contract until July 31, 2001. Effective January 1, 2003, Cream commenced paying Lang Mining $2,500 per month for the services of the President and Chairman of the Company, for a total of $7,500 in fiscal 2003. These services are not provided through LMC Management Services Ltd. ("LMC").

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.

Financing Activities and Capital Expenditures

For the year ended March 31, 2003 ("fiscal 2003"), Cream completed a private placement of 1,166,666 units at $0.15, each unit comprised of a common share and one share purchase warrant, exercisable at $0.20 in the first year and $0.25 in the second year for proceeds of $175,000. This compares to $150,000 received from a private placement of 1,500,000 units at a price of $0.10 completed in the year ended March 31, 2002 ("fiscal 2002"). The funds were primarily used for exploration of the Nuevo Milenio property in Nayarit, Mexico and administration expenses.

During fiscal 2003, Cream expended $30,890 on acquisition costs and $259,432 on exploration and development costs on the Nuevo Milenio, Kaslo and other properties compared to $184,524 on exploration and development costs and $29,130 on acquisition costs in fiscal 2002, which were expended primarily on the Nuevo Milenio, Blue Jay and Profit Lake properties. No major exploration work has been carried out on the Kaslo Silver property and in accordance with CICA Accounting Guideline 11, the Company has written the property down in fiscal 2003 by $1,103,700 to a nominal carrying value of $1. Additional property write-downs included $3,674 expended on the Raven property. A sampling program was carried out on the property in fiscal 2003. Due to weather conditions the program was not completed. The Canadian properties, including the Raven and Bayonne properties are carried at a total cost of $29,754, $27,376 of which is acquisition costs and $2,378 is exploration expenditures.

Cream has the right and option to earn 100% interest in the Bayonne Aquamarine properties by making payments totalling $100,000 and is suing 500,000 common shares over four years as follows: Cash payments of $5,000 on regulatory approval (paid), $5,000 at the end of six months, $10,000 at the end of 12 months, and $20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval. Share payments include 100,000 common shares upon regulatory approval (issued) and each twelve-month interval thereafter to a total of 500,000 common shares. A royalty is payable consisting of a 2% Net Products Return ("NPR") Royalty from the production of gemstones from the property, one half of which may be purchased upon commencement of commercial production for $1,000,000.

Cream entered into an option agreement to acquire the Goldsmith property consisting of 14 mineral units in three (3) mineral claims, located near Kaslo, British Columbia. The option allows Cream to obtain a 100% interest in and to the property by making payments to the Optionors of $110,000 ($2,500 paid subsequent to March 31, 2003) and issuing 200,000 common shares (50,000 issued subsequent to March 31, 2003) over a six-year period. Upon fulfilling the above obligations, Cream will hold a 100% interest in the Property subject only to a 2.0% Net Smelter Return royalty ("NSR"). Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionors at any time up to and including the commencement of commercial production.

Cream entered into an option agreement to acquire the Lucky Jack Claim Group property consisting of six (6) mineral claims, located near Kaslo, British Columbia. The Lucky Jack Claim Group is adjacent to the Goldsmith Property and shares the same history and geology. The option allows Cream to obtain a 100% interest in and to the Property by making payments to the Optionor of $110,000 ($5,000 paid subsequent to March 31, 2003) and issuing 200,000 common shares (50,000 issued subsequent to March 31, 2003) over a six-year period. Upon fulfilling the above obligations, Cream will hold a 100% interest in the Property subject only to a 2.0% NSR. Cream has the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the Optionor at any time up to and including the commencement of commercial production.

During the year, Cream acquired a 30,000-hectare mineral lease in northern Manitoba. A minimum work deposit of $16,503 has been filed with the Manitoba Director of Mines with respect to this lease.

Cream halted all further exploration of the Profit Lake property in Ontario and the Blue Jay property in British Columbia acquired in fiscal 2001 and the early part of fiscal 2002 due to unsatisfactory exploration results. After a short exploration program on the properties, Cream determined that the properties did not meet expectations and during fiscal 2002 Cream wrote off $37,914 of exploration expenditures and acquisition costs relating to these properties.

Cream currently maintains an interest in the Raven Mineral claims, which are under option and are located on the west coast of Vancouver Island, British Columbia. The option agreement calls for the issuance of 200,000 common shares and payments totalling $380,000 over a five-year period. The first year’s commitment included a $50,000 exploration program, which was completed. The first year’s payment of $30,000 and issuance of 50,000 common shares were made. Cream has written the property down to a nominal carrying value of $1, and is currently reviewing the status of the property with the optionors. Cream and the optionors of the Raven property have agreed that the property and share payments on this property are to be deferred. No cash or share payments were made to the optionors in fiscal 2003 or fiscal 2002. The optionors will retain a 3% NSR royalty if the Company continues to maintain its interest in the property. Cream can acquire 1.5% of the NSR from gold and silver and 2.0% of the NSR on base metals and other minerals for a total of $1,500,000.

Current assets decreased to $24,301 in fiscal 2003 as compared to $34,085 in fiscal 2002. The Company is unable to meet its current commitments of $502,430 (2002 - $319,583) from existing cash balances, and as a result, the Company issued 2,209,256 common shares to three related parties at a price of $0.15 per share subsequent to the year ended March 31, 2003, in settlement of indebtedness in the amount of $331,389, which balance is included in the current commitments noted above.

Investments in marketable securities were valued at $33,335 in fiscal 2003 as compared to $36,498 in fiscal 2002. The book value of these securities is $43,894. Cream retains 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000. Shares with a book value of $41,796 are investments in companies with officers and directors in common with the Company.

All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing. As discussed below, Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2004. In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability. Cream’s primary exploration focus is currently on the Nuevo Milenio property in Mexico and the Goldsmith, Lucky Jack and Bayonne Aquamarine properties in British Columbia.

With respect to its other mineral property interests, Cream had planned a $3 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property. This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property). An exploration program was conducted on the property in fiscal 2003 at a total cost of $248,631 for a total expenditure to date on the property of $497,901. In Mexico, tax payments are due in January and July of each year for all mineral property concessions. These payments escalate and are indexed for all exploration permits. To date, Cream has made all required tax payments. The Company has an additional drilling and exploration program planned for the Nuevo Milenio property of $250,000. This program is contingent on obtaining financing for the program.

Cream has made all the share issuances and cash payments on its current mineral property interests, other than the payments due on the Raven property. It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

The Company’s ability to continue in operation is dependent on the continuing support of its creditors and funding from related parties, and the Company’s ability to secure additional financing. While it has been successfully in securing additional financing in the past, there can be no assurance that it will be able to do so in the future. Accordingly, these financial statements do not reflect adjustment to the carrying value of assets and liabilities and balance sheet classifications that would be necessary if going concern assumptions were not appropriate. Some adjustments could be material and there is significant doubt about the ability of the Company to continue as a going concern.

Operating Results

Cream currently has a working capital deficiency of $478,129 (2002 - $285,499), and an accumulated deficit of $13,734,680 (2002 - $12,478,243).

A.     Operating Results

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

For the year ended March 31, 2003, Cream incurred a loss of $1,256,437 or $0.07 per common share, compared to $306,380, or $0.02 per common share for the year ended March 31, 2002. Total operating expenses, before interest income and mineral property write-downs were $149,400 in fiscal 2003 as compared to $146,121 in fiscal 2002. In fiscal 2003 Cream wrote down the Kaslo property by $1,103,700 to a nominal carrying value of $1 as no significant exploration activity has been carried out of the property due to financial constraints for several years. Total mineral property write-downs in fiscal 2003 totalled $1,107,374 as compared to write-downs in fiscal 2002 of the Profit Lake, Blue Jay and Raven mineral property interests for a total of $161,466.

Legal, accounting and audit fees decreased from $34,481 in fiscal 2002 to $18,871 in fiscal 2003. Certain accounting functions were performed by a contractor in fiscal 2002, but are now offset by an increase in salaries and benefits from $48,952 in fiscal 2002 to $55,239 in fiscal 2003.

Shareholder communications increased from $22,287 in fiscal 2002 to $35,334 in fiscal 2003. Listing and filing fees increased from $8,507 in fiscal 2002 to $10,149 in fiscal 2003. Transfer agent fees increased from $6,274 in fiscal 2002 to $6,946 in fiscal 2003. Website, printing, answering investor queries, and other related costs increased from $7,506 in fiscal 2002 to $18,239 in fiscal 2003. Stock option compensation of $5,939 is included in fiscal 2003 with no comparative expenditure in fiscal 2002. Annual report and proxy solicitation costs are also included in shareholder communications expenses, as are the costs of preparing maps and other figures used for display purposes. During the year ended March 31, 2003, there were no investor relations consultants under contract to Cream.

Travel and conference costs of $845 in fiscal 2002 compare to $532 in fiscal 2003. Management fees were paid to Lang Mining Corporation ("Lang Mining"), a private company controlled by the president of the Company for the services of the president and chairman of $7,500 in each fiscal year. The Company has agreed to pay a management fee of $2,500 per month to Lang Mining commencing January 1, 2003. The management fees paid in fiscal 2002 were paid to Lang Mining for the three months ended June 30, 2001, when the office administration services contract with Lang Mining expired and LMC Management Services Ltd. ("LMC") commenced providing office and other administrative services to the Company. Office and administration expenses have decreased from $30,765 in fiscal 2002 to $10,652 in fiscal 2003, due to the Company’s effort to continue to decrease overhead.

Fiscal Year Ended March 31, 2002 Compared to Fiscal Year Ended March 31, 2001

For the year ended March 31, 2002, Cream incurred a loss of $306,380 or $0.02 per common share, compared to $239,201, or $0.02 per common share for the year ended March 31, 2001. Total operating expenses, before interest income were $146,121 in fiscal 2002 compared to $241,682 in fiscal 2001. Cream wrote down the Profit Lake, Blue Jay and Raven mineral property interests for a total of $161,466 in fiscal 2002. There were no write-downs of mineral property interests in fiscal 2001.

Cream’s expenditures for fiscal 2002 continue to reflect an overall decrease in activity over the prior year as Cream has been under pressure to conserve cash flow.

Legal, accounting and audit fees increased from $19,003 in fiscal 2001 to $34,481 in fiscal 2002, as certain accounting functions are performed by a contractor, offset by a decrease in office and administrative expenses which decreased from $74,575 in fiscal 2001 to $30,765 in fiscal 2002, reflecting the reduced activity. Shareholder communications and travel and conferences decreased from $45,266 and $2,936, respectively, in fiscal 2001 to $22,287 and $845, respectively, in fiscal 2002. Salaries and benefits decreased from $68,273 in fiscal 2001 to $48,952 in fiscal 2002. There were severance costs incurred in fiscal 2001. In fiscal 2002, there were no investor relations consultants under contract to Cream.

Effective April 1, 2000, Cream adopted the liability method of accounting for income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income tax assets and liabilities are based on differences between financial reporting and tax basis of assets and liabilities measured using current income tax rates. Cream has applied the new recommendations retroactively. The adoption of the liability method of tax allocations did not result in any adjustment to opening retained earnings.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

Cream prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that it would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The major differences between Canadian and U.S. GAAP, which affect Cream’s financial statements, are described below:

Under U.S. GAAP, Cream would record its interest in mineral properties at cost. Exploration and development costs incurred on a mineral property interest are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred. At this stage, Cream has not yet identified economically recoverable reserves on any of its properties. Accordingly, under U.S. GAAP, all exploration costs incurred during the year are to be expensed. Had Cream presented its financial statements in accordance with U.S. GAAP, the balance of Mineral Property Interests for the years ended March 31, 2003, 2002, and 2001, would have been $27,377, $169,313,and $211,932, respectively.

Cream accounts for employee stock options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"), in that if the exercise price of Cream’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under U.S. GAAP is the fair value accounting provided for under FASB statement No. 123 ("SFAS No. 123"), which requires the use of option valuation models. If Cream had accounted for its options granted under the fair value method of SFAS No. 123, compensation expense of $34,956 would have been recognized for the year ended March 31, 2003, compared to $16,863 for the year ended March 31, 2002, and $67,450 for the year ended March 31, 2001.

Cream’s investments are classified as Available-for-Sale investments and carried at cost for Canadian GAAP purposes. Such investments are not actively traded on short-term differences in price and for U.S. GAAP purposes, must have holding gains and losses reported as a separate component of shareholders’ equity until realized. Cream had an unrealized loss of $10,559 in the year ended March 31, 2003, $6,472 in the year ended March 31, 2002, and a loss of $924 in the year ended March 31, 2001.

Effective April 1, 2000, Cream adopted the liability method of accounting for income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income tax assets and liabilities are based on differences between financial reporting and tax basis of assets and liabilities measured using current income tax rates. Cream has applied the new recommendations retroactively. The adoption of the liability method of tax allocations did not result in any adjustment to opening retained earnings.

United States accounting standards for income taxes are set forth in SFAS No. 109. Cream has determined that the adoption of SFAS No. 109 would have no material affect on the assets, liabilities or operations for the years presented in these financial statements. The only significant tax assets Cream has are the accumulated non-capital losses and accumulated resource related expenditures, which are available to offset future taxable income. Cream’s operations have no income subject to income taxes and it is not likely that such tax assets will be realized. Accordingly, Cream would eliminate the effect of the recognition of any of these tax assets for U.S. GAAP purposes by the recording of a valuation allowance equal to the value of the tax assets.

Of Cream’s issued and outstanding shares, no shares were held in escrow at March 31, 2003, 2002 or 2001.

General

During fiscal 2003, there were 1,151,000 stock options were granted to directors, employees and consultants to Cream at $0.15 per share expiring at dates ranging from April 26, 2007, to May 17, 2007. These shares were issued pursuant to a stock option plan approved by shareholders at the Annual General Meeting held in September 2000 and approved by the TSX Venture Exchange. During fiscal 2003, 10,000 stock options were exercised at a price of $0.10 and 261,400 stock options expired, unexercised.

Financial Instruments

Cream holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals. Funds which are currently in excess of Cream’s current expenditures are invested in government of Canada or like debt obligations and other short term near cash investments pending the requirement for the funds.

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds. As of the end of the fiscal 2003-year Cream estimates the cost of maintaining its corporate administrative activities at approximately $15,000 per month, based on present activity. Accordingly Cream’s management estimate that a minimum of $360 thousand will be needed to maintain its corporate status and assets over the ensuing two -year period, including minimal exploration and claims related activity. Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing. As discussed below, Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2003. In the event that market conditions prevent Cream from receiving additional external financing if required, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

With respect to its mineral property interests, Cream has planned a $3 million exploration program that will include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property. This program is contingent on obtaining additional financing.

Cream has made all share and cash commitments for its current mineral property interests, other than the payments due on the Raven property. It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

C.     Research Expenditures

Cream is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.     Trend Information

As a natural resource exploration company, Cream’s activities are cyclical as metals prices have traditionally been cyclical in nature, while the recent trend for metals prices has been somewhat volatile for gold and silver. From a historical perspective Cream has strategically focused its exploration activities on potential silver based prospects. In a recent study conducted on behalf of the Silver Institute in Washington. D.C. by both the CPM Group of New York and Gold Fields Minerals Services; both continue to project supply deficits in 2002 and 2003. CPM is forecasting a 96.9 million-ounce deficit for silver during the year, a 27.8% increase from the 75.8 million-ounce deficit in 2001. Since 1990, the first year in which demand exceeds supply, to the end of 2002, over 1.57 billion ounces of silver will have been consumed from reported and undisclosed inventories.

According to the research reports, mine production for silver in 2001 was approximately 502 million ounces, up 13.6 million ounces compared to 2000, due primarily to increased output at silver mines in Mexico and base metal mines in Peru and Australia. China continues to be an unpredictable source of silver that enters the silver market at potential breakout values. Production of silver in the United States continues to decline.

Most silver is a by-product of gold, copper, and lead/zinc mines, with primary silver production accounting for only approximately 20% of total mine production, or approximately 100 million ounces of silver. The fact that primary silver mining represents such a small percentage of total mine supply means that when the inevitable silver price increase occurs, only a fraction of production capacity will be available to meet immediate demands. Research indicated that mine production in 2002 would decrease slightly to 501.4 million ounces of silver. Secondary supply of silver in 2001 was 201.7 million ounces from photographic recycling and melting of silver coinage and jewellery. This is not significantly different than 2000 levels or expectations over the next several years.

Exploration expense specifically for silver has declined over the last 5 to 8 years. With the ever-growing supply deficit, the demand for new low cost silver producing mines is becoming more important.

While Cream’s management is not in a position to forecast economic trends, it is aware that widely read business periodicals continue to predict economic softness so it is difficult to anticipate a near term recovery in the price of gold and silver.

Gold prices according to the London P.M. Fix, averaged U.S.$309.73 oz in 2002, and have strengthened in 2003 to an average to September 25, 2003, of U.S.$353.99. According to the London P.M. Fix, silver prices averaged U.S.$4.60 oz in 2002, and have averaged U.S $4.74 to September 25, 2003.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Cream’s ability to continue as a going concern. Although Cream has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

ITEM 6        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     Directors and Senior Management

1.
Name, Position and Place of Residence	Period a Director of the Issuer	Shares Beneficially Owned or Controlled(1)
Frank A. Lang, President West Vancouver, British Columbia	Served as a director since 1966	4,758,580/4,760,773 (1)(2)(3)
William J. Witte, Executive Vice President West Vancouver, British Columbia	Served as a director since 1989	397,975/10,000 (1)(2)(4)
Arthur G. Troup, Vice President, Exploration West Vancouver, British Columbia	Served as a director since 1987	158,400/125,000
Fred Holcapek Durango, Durango, Mexico	Served as a director since 2001	1,927,037
Sargent H. Berner Vancouver, British Columbia	Served as a director since 1987	145,000/7,000
Ronald M. Lang North Vancouver, British Columbia	Served as a director since 1997	220,167/212,000 (1)
Shannon M. Ross, CFO and Corporate Secretary Burnaby, British Columbia	N/A	5,000

(1) The information as to shares beneficially owned or controlled is furnished by the respective directors as at August 31, 2003.

All directors have a term of office expiring at the next annual general meeting of Cream. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

2.	Business Experience and Principal Occupation of Directors and Current Management of Cream and Other Directorships Held
FRANK A. LANG, P.Eng. President & Director

Honorary Chairman of Aurizon Mines; Chairman and Director of Emgold Mining Corporation, Sultan Minerals Inc., and ValGold Resources Ltd.; Director of Aurizon Mines Ltd., Acrex Ventures Ltd., Abington Ventures Inc., all companies involved in the mining industry.

ARTHUR G. TROUP, P.Eng. Director and Vice President Exploration & Development

Geologist, Engineer/Geochemist;

President and Director of Sultan Minerals Inc.; Vice-President of Exploration for Emgold Mining Corporation and ValGold Resources Ltd. Director of Acrex Ventures Ltd., all companies involved in the mining industry

WILLIAM J. WITTE, P.Eng. Director & Executive Vice President

President and Director of Emgold Mining Corporation, and Executive Vice President, ValGold Resources Ltd. Independent businessman involved with the evaluation, financing, development and operation of mineral exploration properties and mines, and also real estate investments.  Director of ValGold Resources Ltd.

RONALD M. LANG Director	Self-employed businessman. Director of Emgold Mining Corporation
SARGENT H. BERNER Director	Partner of DuMoulin Black, Barristers & Solicitors; Other Directorships include ValGold Resources Ltd.; Emgold Mining Corporation, Aurizon Mines Ltd., Sultan Minerals Inc. and Arrabbiata Capital Corp.
FERDINAND HOLCAPEK, P. Eng. Director and Sole Administrator and Director General of Cream Minerals de Mexico

Geologist, Sole Administrator and Director General of Cream Minerals de Mexico S.A. de C.V.; Prior to that, to December 31, 2001, Sole Administrator and Director General of Valerie Gold de Mexico, S.A. de C.V.

SHANNON M. ROSS, B.Com, CA Chief Financial Officer and Corporate Secretary

Chief Financial Officer of ValGold Resources Ltd., Sultan Minerals Inc., Emgold Mining Corporation and Northern Orion Resources Inc.; Director of Quartz Mountain Resources Ltd. and Arrabbiata Capital Corp.

B. Compensation

During Cream’s financial year ended March 31, 2003, the aggregate direct remuneration paid or payable to Cream’s directors and senior officers by Cream and its subsidiaries, all of whose financial statements are consolidated with those of Cream, was $18,374. This figure includes $7,500 paid to Lang Mining Corporation, $29,445 paid to the director and sole administrator of Cream Minerals de Mexico, S.A. de C.V. and any portion of remuneration received through LMC Management Services Ltd., which is attributable to Cream’s affairs.

Frank A. Lang, President and Chairman of the Board of Directors and a director of Cream, William J. Witte, Executive Vice President and a director of Cream, Arthur G. Troup, Vice President exploration and a director of Cream and Shannon Ross, Cream’s Secretary and Chief Financial Officer, are each a "Named Executive Officer" of Cream for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Cream’s three most recently completed financial years is as set out below:

		Annual Compensation		Long Term Compensation
				Awards			Payouts
Name and Principal Position	Year	Salary Bonus Other Annual ($) ($) Compensation ($)		Securities Under Option/ SAR's granted (#)		Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Frank A. Lang, President and Director	2003	7,500	Nil	Nil	170,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2001	Nil	Nil	Nil	118,600	Nil	Nil	Nil
William J. Witte Executive Vice President and Director	2003	13,397	Nil	Nil	100,000	Nil	Nil	Nil
	2002	14,391	Nil	Nil	Nil	Nil	Nil	Nil
	2001	14,420	Nil	Nil	60,000	Nil	Nil	Nil
Arthur G. Troup Vice President Exploration and Director	2003	1,851	Nil	Nil	75,000	Nil	Nil	Nil
	2002	14,391	Nil	Nil	Nil	Nil	Nil	Nil
	2001	14,420	Nil	Nil	60,000	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2003	3,634	Nil	Nil	50,000	Nil	Nil	Nil
	2002	3,704	Nil	Nil	Nil	Nil	Nil	Nil
	2001	18,136	Nil	Nil	100,000	Nil	Nil	Nil

Long Term Incentive Plan (LTIP) Awards

Cream does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of Cream’s securities) was paid.

Option Grants During the

Most Recently Completed Financial Year

There were no options granted during the most recent fiscal year.

Aggregated Options/SAR Exercises in Last Financial Year

and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of Cream’s shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang and Dauntless Developments Ltd.	Nil	Nil	203,600/85,000	5,930/0
William J. Witte	Nil	Nil	160,000/50,000	3,000/0
Arthur G. Troup	Nil	Nil	112,500/37,500	3,750/0
Shannon M. Ross	Nil	Nil	125,000/25,000	5,000/0

Termination of Employment, Changes in Responsibility and Employment Contracts:

Cream and its subsidiaries have no employment contracts with any Named Executive Officer.

Cream and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Cream’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

Compensation of Directors

Cream has no arrangements, standard or otherwise, pursuant to which Directors are compensated by Cream or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

Cream does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. However, Cream did not grant stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist Cream in compensating, attracting, retaining and motivating the Directors of Cream to closely align the personal interests of such persons to that of the shareholders.

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of Cream and its shareholders.

Securities Held by Insiders

As at August 31, 2003, the directors and officers of Cream held as a group, directly and indirectly, ownership or control of 12,726,932 common shares (57.40%) and hold options and warrants to acquire an additional 1,731,575 common shares. To the knowledge of the directors and officers of Cream, as at such date, there were no persons exclusive of Frank A. Lang holding more than 10% of the issued common shares.

C.        Board Practices

All directors were re-elected at the September 25, 2003, annual general meeting and have a term of office expiring at the next annual general meeting of Cream to be held on or about September 2004. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Cream and its subsidiaries during the financial year ended March 31, 2003, for their services in their capacity as directors and consultants except as herein disclosed.

During the financial year ended March 31, 2003, there were no other stock options granted to directors.

William J. Witte, Ronald Lang, and Sargent H. Berner are members of Cream’s audit committee. The audit committee is elected annually by the directors of Cream at the first meeting of the board held after Cream’s annual general meeting. Its primary function is to review the financial statements of Cream before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of Cream’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes. Cream has no remuneration committee.

D.         Employees

At July 31, 2003, Cream had no employees and contracts staff on an as needed basis. Cream’s functions are primarily administered through LMC Management Services Ltd. ("LMC") (see Item 7).

E.         Share Ownership

1.        Stock Options

(at March 31, 2003)

Optionholder Status	Number of Shares	Exercise Price	Date of Grant	Expiry Date
Directors and Officers of Cream and Subsidiaries	50,000	0.30	June 11, 1999	June 11, 2004
	518,600	0.10	September 29, 2000	September 29, 2005
	680,000	0.15	April 26, 2002	April 26, 2007

Employees and Consultants	74,000	0.30	January 15, 1999	January 15, 2004
	194,000	0.10	September 29, 2000	September 29, 2005
	371,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.15	May 17, 2002	May 17, 2007

	1,987,600

There were 10,000 stock options exercised in fiscal 2003. In the year ended March 31, 2003, 1,151,000 stock options were granted at $0.15 to employees, officers, consultants and directors. Of these stock options, 680,000 were granted to directors and officers.

2.     Stock Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Cream to act in the best interests of Cream, Cream adopted a Stock Option Plan (the "Plan") effective August 16, 2000. The Plan was approved by disinterested shareholders on September 28, 2000. Under the Plan, a total of 2,685,000 shares of Cream were reserved for share incentive options to be granted at the discretion of Cream’s board of directors to eligible optionees (the "Optionees"). At the date of this Registration Statement a total of 1,248,600 options have been granted to insiders, 739,000 have been granted to employees and consultants and 697,400 shares remain available for issuance to future Optionees.

3.     Material Terms of the Stock Option Plan (a) Stock Option Plan

The purpose of the Plan is to allow Cream to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of Cream. The granting of such options is intended to align the interests of such persons with that of Cream. Options will be exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to the Cream or its subsidiaries (other than persons engaged in Investor Relations activities). The maximum number of Common Shares which may be issued pursuant to options previously granted and granted under the Plan is 2,685,000, or such additional amounts as may be approved from time to time by shareholders of Cream. The Plan provides that the number of Common Shares under the Plan, together with all of Cream’s other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding Common Shares. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis.

The Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

For the purposes hereof, an "insider" is a director or senior officer of Cream, a director or senior officer of a company that is itself an insider or subsidiary of Cream, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of Cream extends to securities carrying more than 10% of the voting rights attached to all Cream’s outstanding voting securities.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Cream’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge or access to information about of the beneficial owners thereof. To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government. As of August 31, 2003, Cream had authorized 500,000,000 common shares without par value of which 22,173,777 were issued and outstanding.

As of August 31, 2003, the only registered holders of 5% or more of the common shares of Cream were Frank Lang with 4,758,580 common shares held directly and 4,760,773 common shares held indirectly, and Ferdinand Holcapek with 1,927,037 common shares held directly. All other known shareholders with greater than 5% are brokerage clearinghouses.

As of August 31, 2003, directors and officers of Cream as a group (seven persons) owned or controlled an aggregate of 12,726,932 common shares (57.40%) of Cream, or 14,458,507 shares (54.90%) on a fully diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Cream's shares) are required to file insider reports of changes in their ownership 10 days following a trade in Cream's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, P.O. Box 10142 Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia Canada V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of August 29, 2003, there were 281 registered shareholders of record holding a total of 22,173,777 common shares of Cream. To the best of Cream’s knowledge there were 80 registered shareholders of record with registered addresses in Canada, 196 shareholders of record with registered addresses in the United States and 5 shareholders of record with registered addresses in other countries holding approximately 20,255,804 (91.35%), 1,297,853 (5.85%) and 620,120 (2.8%) of the outstanding common shares, respectively. Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

B.     Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2003, except as in Item 7 D – Management Agreement with Lang Mining.

C.     Interests of Experts and Counsel

Not applicable.

D.     Management Agreements

Effective January 1, 2003, the Company recommenced paying a management fee of $2,500 per month to Lang Mining Corporation ("Lang Mining"). Until June 30, 2001, Cream received management, office, administrative, and geological services from Lang Mining, a private company owned by the president of Cream, and reimbursed Lang Mining on a cost plus 15% basis. Cream also paid to Lang Mining a monthly management fee of $2,500, until June 30, 2001. The administration fees and services contract with Lang Mining expired on June 30, 2001, but Cream continued with the contract until July 31, 2001.

Lang Mining is a private company of which Frank A. Lang is the President, a Director and a major shareholder.

Since August 1, 2001, Cream has had its management, administrative, geological and other services provided by LMC Management Services Ltd. ("LMC") a private company held with a group of other public companies, to provide services at cost to the various public companies currently sharing office premises. LMC is a private company held jointly by four public companies. Each public company holds a 25% interest in LMC. The effective value of the share held is $1.

ITEM 8    FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See "Item 18 Financial Statements".

1.     Legal Proceedings

Cream is not involved in any litigation or legal proceedings and to Cream’s knowledge; no material legal proceedings involving Cream or its subsidiary are to be initiated against Cream.

2.     Dividend Policy

Cream has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Cream are being retained for exploration of its Projects.

B.     Significant Changes

There are no significant changes in the affairs of Cream.

ITEM 9    THE OFFER AND LISTING

A.     Offer and Listing Details

1.     Trading Markets

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2003 (to date)	0.31	0.10
2002	0.23	0.06
2001	0.19	0.06
2000	0.55	0.12
1999	1.20	0.26

By Quarter
Calendar 2001
First Quarter	0.23	0.10
Second Quarter	0.17	0.10
Third Quarter	0.18	0.10
Fourth Quarter	0.13	0.07

Calendar 2002
First Quarter	0.19	0.06
Second Quarter	0.23	0.09
Third Quarter	0.19	0.08
Fourth Quarter	0.16	0.06

Calendar 2003
First Quarter	0.22	0.12
Second Quarter	0.20	0.10

Monthly
July 2003	0.20	0.16
August 2003	0.22	0.14
September (to September 10, 2003	0.31	0.23

OTCBB: CRMXF – Trading in U.S. Dollars
	High	Low
	($)	($)

By Quarter
Calendar 2001
First Quarter	0.09	0.09
Second Quarter	0.09	0.04
Third Quarter	0.12	0.05
Fourth Quarter	0.06	0.04

Calendar 2002
First Quarter	0.12	0.04
Second Quarter	0.19	0.09
Third Quarter	0.10	0.05
Fourth Quarter	0.07	0.04

Calendar 2003
First Quarter	0.12	0.05
Second Quarter	0.15	0.06

Monthly
July 2003	0.10	0.06
August 2003	0.20	0.06
September 1, 2003 to September 29, 2003	0.35	0.07

B.     Plan of Distribution

Not applicable.

C.     Markets

The shares of Cream have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-CMA). Since October 5, 1999, Cream’s shares have traded on the over-the-counter market ("OTC-BB") in the United States (symbol-CRMXF.OB).

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10    ADDITIONAL INFORMATION

A.     Share Capital

Cream’s share capital consists of one class of shares, namely common shares without par value, of which 500,000,000 shares are authorized and 22,173,777 common shares without par value are issued and outstanding as of August 31, 2003. Note 6 of the accompanying audited financial statements provides details of all share issuances effected by Cream in the issue price per share for the three previous fiscal years. There are no shares of Cream that are held by or on behalf of Cream. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All commons shares of Cream rank pari passu for the payment of any dividends and distributions in the event of a windup. A summary of Cream’s dilutive securities (convertible or exercisable into common shares) is as follows:

1.     Warrants

At August 31, 2003, there are 1,007,975 warrants exercisable at a price of $0.15 until January 31, 2004, and 1,166,666 warrants exercisable at a price of $0.25 until August 13, 2004.

2.     Other Potential Share Issuances

A summary of Cream’s diluted share capital as follows:

(a)	issued as of August 31, 2003	22,173,777
(b)	options outstanding	1,987,600
(c)	Warrants outstanding	2,174,641

Fully diluted at August 31, 2003		26,336,018

See Item 6E2 for information regarding Cream’s Stock Option Plan.

B.     Memorandum and Articles of Association

Cream’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412. A copy of the Articles of Association and Memorandum were filed as an exhibit with Cream’s initial registration statement on Form 20-F.

1.     Objects and Purposes

Cream’s Articles of Incorporation do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

2.     Directors – Powers and Limitations

Cream’s articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time. There are no staggered directorships. Under the British Columbia Company Act ("BCCA") directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Cream’s Articles or under the BCAA.

Directors’ borrowing powers are not generally restricted where the borrowing is in Cream’s best interests, but the directors may not authorize Cream to provide financial assistance for any reason where Cream is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Cream in order to qualify as directors.

The Articles specify the number of directors shall be the number of directors fixed by shareholders annually, or the number that are actually elected at a general shareholders meeting. Shareholders at the annual shareholders’ meeting determine the number of directors annually and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is in any way directly or indirectly interested in a proposed contract or transaction with Cream, or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a directors, shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote, his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors must abstain from voting in such circumstances both under the Article and under the BCCA.

3.     Common Shares

Cream has only class of shares, common shares without par value of which 500,000,000 are authorized and 22,173,777 are outstanding as of August 31, 2003. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and Cream’s Articles relating to the common shares may be summarized as follows:

Capital increases and Other Changes

Authorized capital increases as well as other changes to the constituting documents require the approval of 75% of votes of shareholders at a duly convened meeting.

Certain changes such as amalgamations, re-domiciling, and creation of new classes of shares may also give rise to dissent rights (the right to be paid the "fair value" for their shares in cash if the matter is proceeded with).

Shares Fully Paid

All Cream shares must, by applicable law, be issued as fully paid for cash, property or services. They are, therefore, non-assessable and not subject to further calls for payment.

Redemption

Cream has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights applicable to Cream which provide a right to any person to participate in offerings of Cream’s securities

Liquidation

All common shares of Cream participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Cream’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls")

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Cream is, or would thereby become, insolvent.

Voting Rights

Each Cream share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Cream.

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of Cream but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCCA. The Articles provide that Cream will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholder’ meetings require not less than a 60 day notice period from initial public notice and that Cream makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Cream must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determinations. The meeting must be held within 13 months of the previous annual shareholders’ meeting and must present audited statements, which are no more than 180 days old at such meeting.

Change in Control

Cream has not implemented any shareholders’ rights or other "poison pill" protection against possible take-overs. Cream does not have any agreements, which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Cream’s material agreements giving special rights to any person on a change of control.

Insider Share Ownership Reporting

The articles of Cream do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Cream’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Cream but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Cream and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling maters. All Cream shareholders regardless of residence have equal rights under this legislation.

C.     Material Contracts

Cream is not party to any material contracts.

D.     Exchange Controls

Cream is a British Columbia, Canada corporation. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Cream on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Cream does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Cream’s relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment Cream’s Common Shares by a non-Canadian other than a "WTO Investor" (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Cream was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Cream. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Cream was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds $192 million. A non-Canadian would acquire control of Cream for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Cream unless it could be established that, on the acquisition, Cream was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Cream will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including

            (a) an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

            (b) an acquisition of control of Cream in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

            (c) an acquisition of control of Cream by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Cream, through the ownership of the Common Shares, remained unchanged.

E.     Taxation

1.     Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm’s length with Cream, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. This summary does not take into account provincial, U.S., state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

2.     Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Cream will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Cream’s voting shares). Cream will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

3.     Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Cream’s issued shares of any class or series.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.

4.     United States Tax Consequences

a.     United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Cream. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation – Canadian Federal Income Tax Consequences" above). Accordingly, holders and prospective holders of common shares of Cream should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Cream, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis , at any time and which are subject to differing interpretations.

This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

b.     U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Cream who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Cream. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

c.     Distribution on Common Shares of Cream

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Cream are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Cream has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Cream, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Cream generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Cream may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Cream) deduction of the United States source portion of dividends received from Cream (unless Cream qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Cream does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Cream’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Cream’s common shares paid in the U.S. through a U.S. or U.S. related paying agent

(including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

d.     Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Cream may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Cream will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Cream should consult their own tax advisors regarding their individual circumstances.

e.     Disposition of Common Shares of Cream

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Cream equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Cream. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Cream will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

f.    Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

g.    Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Cream’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Cream’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Cream may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Cream does not actually distribute such income. Cream does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Cream will not be considered a foreign personal holding company for the current or any future taxable year.

h.    Foreign Investment Company

If 50% or more of the combined voting power or total value of Cream’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Cream is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Cream may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Cream does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Cream will not be considered a foreign investment company for the current or any future taxable year.

i.    Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Cream appears to have been a PFIC for the fiscal year ended March 31, 2003, and at least certain prior fiscal years. In addition, Cream expects to qualify as a PFIC for the fiscal year ending March 31, 2004, and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Cream is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Cream. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Cream as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Cream qualifies as a PFIC on his pro rata share of Cream’s (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Cream’s taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Cream is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Cream qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Cream is a controlled foreign corporation, the U.S. Holder’s pro rata share of Cream’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Cream’s first tax year in which Cream qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Cream in which Cream is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Cream’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Cream must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Cream intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Cream. Cream urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Cream, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a U.S. Holder makes a QEF election and Cream ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Cream does not qualify as a PFIC. Therefore, if Cream again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Cream qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Cream. Therefore, if such U.S. Holder reacquires an interest in Cream, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Cream qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Cream.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Cream (i) which began after December 31, 1986, and (ii) for which Cream was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Cream is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then Cream will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Cream common shares. A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Cream as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Cream included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder’s adjusted tax basis in the common shares of Cream will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Cream common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Cream are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Cream common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Cream is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Cream, certain adverse rules may apply in the event that both Cream and any foreign corporation in which Cream directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Cream intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Cream that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Cream (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Cream (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Cream and does not dispose of its common shares. Cream strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Cream is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

j.    Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Cream is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Cream ("United States Shareholder"), Cream could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Cream which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Cream attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Cream does not believe that it currently qualifies as a CFC. However, there can be no assurance that Cream will not be considered a CFC for the current or any future taxable year.

F.     Dividends and Paying Agents

Not applicable.

G.     Statement by Experts

Not applicable.

H.     Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Cream, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 or on request of Cream at 604-687-4622. Copies of Cream’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the Internet at www.SEDAR.com.

I.     Subsidiary Information

Not applicable.

ITEM 11    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.     Transaction Risk and currency Risk Management

Cream’s operations do not employ financial instruments or derivatives, which are market sensitive and Cream does not have financial market risks.

B.     Exchange Rate Sensitivity

The majority of Cream’s operations are in Canada and hence it is not significantly affected by exchange rate risk. Its liabilities are all denominated in Canadian dollars. Certain operations are in Mexico and are affected by exchange rate risk, of both the U.S. Dollar and the Mexican peso.

C.     Interest Rate Risk and Equity Price Risk

Cream is equity financed and does not have any debt that is subject to interest rate change risks.

C.     Commodity Price Risk

While the value of Cream’s resource properties can always be said to relate to the price of precious metals and the outlook for same, Cream does not have any operating mines and hence does not have any hedging or other commodity based risk respecting its operations.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.     Debt Securities

Not applicable.

B.     Warrants and Rights

Not applicable. (Cream has 2,174,641 outstanding warrants as at August 31, 2003. Cream has issued no rights.)

C.    Other Securities

Not applicable.

D.    American Depositary Shares

Not applicable.

PART II

ITEM 13        DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14        MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15        [RESERVED]

ITEM 16        [RESERVED]

PART III

ITEM 17        FINANCIAL STATEMENTS

NOT APPLICABLE. See Item 18.

ITEM 18        FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)     Auditors’ Reports on the consolidated balance sheets as at March 31, 2003, 2002, and the consolidated statements of operations and deficit and changes in cash flows for each of the three years ended March 31, 2003, 2002 and 2001;

(2)    Consolidated balance sheets as at March 31, 2003 and 2002;

(3)    Consolidated statements of operations and deficit for each of the three years ended March 31, 2003, 2002 and 2001;

(4)    Consolidated statements of changes in cash flows for the periods referred to in (3) above;

(5)    Notes to the consolidated financial statements;

Morgan & Company

Chartered Accountants

     P.O. Box 10007, Pacific Centre Suite

1488 – 700 West Georgia Street

Vancouver, BC V7Y 1A1

AUDITORS’ REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for the years ended March 31, 2003, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years ended March 31, 2003, 2002 and 2001, in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

July 23, 2003 Vancouver, Canada	"Morgan & Company" Chartered Accountants

Comments by Auditors for U.S. Readers

on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders dated July 23, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the auditors’ report when the consideration is adequately disclosed in the financial statements.

July 23, 2003 Vancouver, Canada	"Morgan & Company" Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2003 and 2002

	March 31,	March 31,
	2003	2002

Assets

Current assets
Cash and cash equivalents	$ 8,721	$ 21,626
Taxes recoverable	11,080	9,706
Due from related parties (Note 7)	--	861
Prepaid expenses	4,500	1,891
	24,301	34,084

Mineral property interests (see schedule) (Note 3)	527,656	1,344,708
Investments (Note 4)	68,895	51,395
Reclamation and other deposits (Note 5)	16,503	17,860

	$ 637,355	$ 1,448,047

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 10,158	$ 11,377
Accounts payable, related parties (Note 7)	492,272	308,206
	502,430	319,583

Shareholders’ equity
Share capital (Note 6)	13,856,750	13,606,707
Authorized: 500,000,000 (2002 – 50,000,000) common shares without par value
Issued and fully paid: 19,864,519 (2002 – 18,095,828) common shares
Contributed surplus	12,855	--
Deficit	(13,734,680)	(12,478,243)
	134,925	1,128,464
	$ 637,355	$ 1,448,047

Going concern and nature of operations (Note 1)

Subsequent events (Notes 3(d) and 12)

See accompanying notes to consolidated financial statements.

Approved by the Directors

/s/Frank A. Lang

/s/William J. Witte

Frank A. Lang

William J. Witte

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

	For the years ended March 31,
	2003	2002	2001

Expenses (Income)
Foreign exchange (gains) losses	$ 9,750	$ (4,964)	$ 623
Legal, accounting and audit	18,871	34,481	19,003
Management fees	7,500	7,500	--
Office and administration	10,652	30,765	74,575
Shareholder communications	35,334	22,287	45,266
Property investigation costs	11,522	6,255	31,006
Travel and conferences	532	845	2,936
Salaries and benefits	55,239	48,952	68,273
Write-down of mineral property interests	1,107,374	161,466	--
Interest	(337)	(1,207)	(2,481)
	1,256,437	306,380	239,201

Loss for the year	(1,256,437)	(306,380)	(239,201)

Deficit, beginning of year	(12,478,243)	(12,171,863)	(11,932,662)

Deficit, end of year	$ (13,734,680)	$ (12,478,243)	$ (12,171,863)

Loss per common share	$ (0.07)	$ (0.02)	$ (0.02)

Weighted average number of common shares outstanding	19,249,054	16,837,143	13,677,201

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2003	2002	2001

Cash provided by (used for)

Operations
Loss for the year	$ (1,256,437)	$ (306,380)	$ (239,201)
Items not affecting working capital
Stock option compensation	5,939	--	--
Write-down of mineral property interests	1,107,374	161,466	--
	(143,124)	(144,914)	(239,201)

Changes in non-cash working capital
Taxes recoverable	(1,374)	4,185	(8,034)
Prepaid expenses	(2,609)	(112)	13,020
Accounts payable and accrued liabilities	(1,219)	(5,240)	7,510
Accounts payable, related parties	184,927	192,516	265,828
	36,601	46,435	39,123

Investing activities
Mineral property interests
Acquisition costs	(15,890)	(25,830)	(36,985)
Exploration and development costs	(252,516)	(184,524)	(169,544)
Reclamation and other deposits	1,357	(360)	(7,500)
Investments	(17,500)	(7,501)	--
	(284,549)	(218,215)	(214,029)

Financing activities
Issuance of shares for cash	235,043	150,000	120,000

Cash and cash equivalents
Decrease during the year	(12,905)	(21,780)	(54,906)
Balance, beginning of year	21,626	43,406	98,312

Balance, end of year	$ 8,721	$ 21,626	$ 43,406

Supplementary information
Stock compensation in mineral property interests	$ 6,916	$ --	$ --
Issuance of shares for mineral property interests	$ 15,000	$ 3,300	$ 8,000
Issuance of shares for settlement of debt	$ --	$ --	$ 509,759

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

1.     Going concern and nature of operations

Cream Minerals Ltd. (the "Company") is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect due to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements. As disclosed in the financial statements, the Company has a working capital deficiency as at March 31, 2003, of $478,129 (2002 - $285,499) and an accumulated deficit of $13,734,680 (2002 – $12,478,243).

The Company has capitalized $527,656 in acquisition and related costs to the Kaslo Silver property, the Raven and other Canadian properties and the Nuevo Milenio property. On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions. The Company must make cash payments of $25,000 and issue 200,000 common shares in fiscal 2004 to maintain its mineral property interests. Subsequent to March 31, 2003, cash payments of $7,500 were made and 100,000 common shares were issued.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern. Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future. The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

2.     Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V. Differences with respect to accounting principles generally accepted in the United States are disclosed in Note 10.

(b)	Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests, investments, reclamation obligations and classification of accounts receivable between current and non-current assets. Actual results could differ from those estimates.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

2.     Significant accounting policies (continued)

(c)	Cash and cash equivalents Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than ninety days from the original date of acquisition.
(d)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, taxes recoverable, prepaid expenses, accounts payable and accrued liabilities and accounts payable to related parties approximate their fair values due to the short-term nature of these instruments. The Company has concluded that it is not practicable to determine the fair value of its amounts due to related parties.

(e)	Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash expenses and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the related property agreements. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of explorations of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value.

(f)	Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless a permanent impairment in value has been determined, at which time they are written down to market value.

(g)	Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

2. Significant accounting policies (continued)

(h)	Translation of foreign currencies
The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation. Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(i)	Share option plan
The Company has adopted the new Canadian standard for accounting for stock-based compensation. As permitted by the standard, the Company has elected not to follow the fair value method of accounting for stock options granted. Under this method, no compensation expense is recognized when the options are granted pursuant to the plan.

In accordance with the standard, the fair value of any options granted after April 1, 2002, are disclosed within the notes to the accounts. There were no such options granted in fiscal 2002 therefore no such disclosure has been made. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.

(j)	Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding for the year. The Company has adopted the revised recommendations of the CICA, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company’s financial statements. Basic and diluted losses per share are the same, as the effect of potential issuances of shares under warrant or share option arrangements would be anti-dilutive.

3.     Mineral property interests

Accumulated costs in respect to the Company’s mineral property interests owned, leased or under option, consist of the following:

	Acquisition Costs	Deferred Exploration	Total 2003	Total 2002
Nuevo Milenio	$ --	$ 497,901	$ 497,901	$ 249,270
Kaslo Silver Property	1	--	1	1,095,437
Raven Property and other Canadian properties	27,376	2,378	29,754	1
	$ 27,377	$ 500,279	$ 527,656	$ 1,344,708

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

3.    Mineral property interests (continued)

(a)    Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, the Company has written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.

(i)    Bismark Claims

The Company holds a 100% interest in the property. The property is subject to a net smelter returns royalty ("NSR") of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)    Black Bear Group of Claims

The Company holds a 100% interest in the claims. The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property. The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)    Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims .

(b)    Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.

(c)    Raven Property, Vancouver Island, British Columbia, Canada

The Company holds an option to acquire a 100% interest in the Raven Mineral claims. The option agreement calls for the issuance of 200,000 common shares and payments totalling $380,000 over a five-year period, of which 50,000 common shares have been issued, and the initial payment of $30,000 was paid. The Vendors will retain a 3% NSR royalty. Property payments on the property have been deferred and it is not known if or when further payments will be made on the property. The property is recorded at a nominal value of $1. The Company may acquire 1.5% of the NSR from gold and silver and 2.0% of the NSR on base metals and other minerals for a total of $1,500,000.

(d)    Other Canadian properties

The Company holds an option to acquire a 100% interest in the Bayonne Aquamarine property located in the Nelson Mining Division, British Columbia. The option agreement calls for the issuance of 500,000 common shares (100,000 issued) and cash payments totalling $100,000 ($5,000 paid) over 48 months. The optionor will retain a 2% Net Product Returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia. The option agreement calls for the issuance of 200,000 common shares (50,000 issued subsequent to year end) and cash payments totalling $110,000 ($2,500 paid subsequent to year end) over six years. The optionors will retain a 2% NSR royalty on all metals. The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

3.    Mineral property interests (continued)

(d)     Other Canadian properties (continued)

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia. The option agreement calls for the issuance of 200,000 common shares (50,000 issued subsequent to year end) and payments totalling $110,000 ($5,000 paid subsequent to year end) over 6 years. The optionor will retain a 2% NSR royalty on all metals. The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Company has acquired a 30,000-hectare mineral lease in northern Manitoba. A $16,503 minimum work deposit has been filed with the Manitoba Director of Mines.

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Profit Lake mineral claims located in the Whitefin Lake area in Ontario. The option agreement called for the issuance of 200,000 common shares (30,000 issued) and cash payments totalling $29,500 ($5,000 paid)) over 36 months. After a work program on the property, the Company determined that the property did not meet its expectations and a total of $12,016 was written off in fiscal 2002.

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Blue Jay mineral claims located near Stewart, British Columbia. The option agreement calls for the issuance of 200,000 common shares and payments totalling $100,000 ($20,000 paid) over 24 months. After a work program on the property, the Company determined that the property did not meet its expectations and a total of $25,898 was written off in fiscal 2002.

	Number of Shares	Net book value 2003	Net book value 2002
ValGold Resources Ltd.	100,000	$41,000	$41,000
Emgold Mining Corporation	2,000	480	480
Abitibi Mining Corp.	7,000	1,400	1,400
Sultan Minerals Inc.	2,630	316	316
Poseidon Minerals Ltd.	4,032	698	698
Terra Gaia Inc.	100,000	43,894 25,000	43,894 7,500
LMC Management Services Ltd.	1	1	1
		$68,895	$51,395

4.    Investments

The quoted market value of the above listed securities as at March 31, 2003, was $33,335 (2002 - $36,498). Terra Gaia Inc. and LMC Management Services Ltd. are private companies (refer to note 7). In the year ended March 31, 2002 the Company entered into an agreement to acquire up to 100% of the outstanding shares of Terra Gaia Inc. ("Terra Gaia"), a private Canadian company. In July 2002, the Company was unable to make the second payment of $225,000, and pursuant to this, the agreement with Terra Gaia was terminated. The investment to that date was $25,000, for which the Company received 100,000 common shares of Terra Gaia.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

5.     Reclamation and other deposits

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines. Reclamation on previous exploration programs has been completed and reclamation deposits of $17,860 and accrued interest have been returned to the Company. A $16,503 minimum work deposit has been filed with the Manitoba Director of Mines with respect to the Company’s mineral lease in northern Manitoba.

6.    Share capital

Authorized:

500,000,000 common shares (2002 – 50,000,000) without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2000	11,998,287	$12,815,648
Shares issued for debt settlements	3,517,541	509,759
Shares issued for cash
Exercise of warrants	1,000,000	120,000
Shares issued for mineral property interests
Raven Property (Note 3(c))	50,000	8,000
Balance, March 31, 2001	16,565,828	13,453,407
Shares issued for mineral property interests
Profit Lake Property (Note 3(d))	30,000	3,300
Shares issued for cash
Private placement	1,500,000	150,000
Balance, March 31, 2002	18,095,828	13,606,707
Shares issued for mineral property interests
Bayonne Aquamarine Property (Note 3(d))	100,000	15,000
Shares issued for cash
Private placement	1,166,666	175,000
Exercise of warrants	492,025	59,043
Stock options exercised	10,000	1,000
Balance, March 31, 2003	19,864,519	$13,856,750

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. At March 31, 2003, the Company may issue up to 2,685,000 common shares under the plan. At March 31, 2003, 1,987,600 (2002 – 1,108,000) stock options are outstanding, exercisable for up to four years. The stock option plan provides for vesting of the stock options as follows: 25% on the date of approval of the options by the appropriate regulatory authority and 25% every six months thereafter. At March 31, 2003, 1,412,100 of the stock options currently outstanding were vested. The remaining 575,500 stock options will fully vest in the year ended March 31, 2004.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

6.    Share capital (continued):

       Stock options (continued)

The following is the Company’s pro forma earnings (loss) with the fair value method applied to options granted to directors and employees:

2003
Pro forma loss for the year	($1,291,393)
Pro forma loss per share, basic and diluted	($0.07)

The fair value of these options has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.25%, volatility factor of the expected market price of the Company’s common shares of 128% and an expected life of the options of five years.

The following table summarizes information on stock options outstanding at March 31, 2003:

Range of Exercise Price	Number Outstanding at March 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.10	712,600	2.50 years	$0.10
$0.15	1,151,000	4.08 years	$0.15
$0.30	124,000	0.96 years	$0.30
	1,987,600	3.32 years	$0.14

A summary of the changes in stock options for the years ended March 31, 2003, 2002 and 2001, is presented below.

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2000	852,900	$0.300
Granted	757,600	$0.100
Cancelled	(56,500)	$0.176
Balance, March 31, 2001	1,554,000	$0.207
Expired	(412,000)	$0.300
Cancelled	(34,000)	$0.300
Balance, March 31, 2002	1,108,000	$0.170
Granted	1,151,000	$0.150
Exercised	(10,000)	$0.100
Expired	(261,400)	$0.300
Balance, March 31, 2003	1,987,600	$0.140

Share purchase warrants

As at March 31, 2003, the following share purchase warrants issued in connection with private placements were outstanding:

Number of shares	Exercise price	Expiry date
1,007,975	$0.15	January 31, 2004
1,166,666	$0.20/$0.25	August 13, 2003/2004
2,174,641

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

7.

Related party transactions and balances

	2003	2002	2001
Services rendered:
LMC Management Services Ltd. (a)	$ 96,555	$ 43,126	$ --
Lang Mining Corporation (b)	7,500	69,906	184,762
Legal fees (c)	6,958	14,530	13,502
Director (d)	29,445	47,805	--

Balances receivable from (payable to):
LMC Management Services Ltd.	(7,855)	861	--
Lang Mining Corporation	(210,035)	(202,091)	(114,829)
Sultan Minerals Inc.	(4,024)	--	--
ValGold Resources Ltd.	(550)	--	--
Directors	(264,397)	(98,179)	--
Legal fees	(5,411)	(7,936)	--
	$ (492,272)	$ (307,345)	$ (114,829)

(a)    Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and the equity value.

(b)    Lang Mining Corporation ("Lang Mining") is a private company controlled by the President of the Company. Lang Mining provided management services at a rate of $2,500 per month until June 30, 2001, and provided office, administrative and geological services at cost plus 15%. Lang Mining waived the management fees for fiscal 2000. Effective January 1, 2003, management fees of $2,500 per month are paid to Lang Mining for the services of the president and chairman of the Company.

(c)    Legal fees were paid to a law firm of which a director is a partner.

(d)    Fees were paid to a director at a rate of US$2,000 per month for administrative services.

(e)    The Company’s investments include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.

8.     Segmented information

The Company has one operating segment, which is the exploration and development of mineral properties. The Company’s principal operations are carried out in Canada and Mexico. All of the investment income is earned in Canada. Segment assets by geographical location are as follows:

	Canada	Mexico	Consolidated Total 2003	Consolidated Total 2002
Mineral properties and deferred costs	$ 29,755	$ 497,901	$ 527,656	$ 1,344,708

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

9. Income taxes

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before income taxes due to the following:

	2003	2002
Loss for the year	$1,256,437	$306,380
Statutory tax rate	39%	43%
Expected income tax provision	490,010	131,743
Non-deductible differences	(4,494)	(2,851)
Other	(429,732)	(14,725)
Unrecognised tax losses	(55,784)	(114,167)
Income tax provision	--	--

The significant components of the Company’s future tax assets (liability) are as follows:

	2003	2002

Operating losses	$ 1,006,696	$ 1,225,500
Resource deductions	2,216,728	2,434,660
Share issue costs	--	(7,753)
	3,223,424	3,652,407

Valuation allowance for future tax assets	(3,223,424)	(3,652,407)
	$ --	$ --

 The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,581,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2004	231,000
2005	319,000
2006	649,000
2007	459,000
2008	370,000
2009	278,000
2010	275,000

The Company has resource pools of approximately $5,684,000 available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

10.     Material (GAAP) differences between Canadian and United States generally accepted accounting principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2003	2002	2001
Loss in accordance with Canadian GAAP	$ (1,256,437)	$ (306,380)	$ (239,201)
Deduct:
Exploration expenditures for the period (i)	(252,516)	(184,525)	(169,544)
Add:
Deferred exploration costs written off during the year that would have been expensed in a prior period incurred (i)	926,125	67,323	--
Unrealized gains (losses) on available for sale securities	(3,163)	(6,472)	(31,049)
Loss in accordance with US GAAP	$ (585,991)	$ (430,053)	$ (439,794)
Loss per share US GAAP Primary (d)	$ (0.03)	$ (0.03)	$ (0.03)
Weighted average shares outstanding US GAAP	19,249,054	16,837,143	13,677,201

	Years ended March 31,
	2003	2002	2001
Shareholders’ equity per Canadian GAAP	$ 134,925	$ 1,128,464	$ 1,281,544
Deduct:
Exploration expenditures for the period (i)
2003	673,609	--	--
2002	(94,807)	(94,807)	--
2001	(169,544)	(169,544)	(169,544)
2000	(3,958)	(3,958)	(3,958)
1999	(692,752)	(692,752)	(692,752)
1998	(213,037)	(213,037)	(213,037)
1997	(1,297)	(1,297)	(1,297)
Add:
Unrealized gains (losses) on available for sale securities (iii)	(10,559)	(7,396)	(924)
Shareholders’ equity (deficiency) - US GAAP	$ (377,420)	$ (54,327)	$ 200,032

Mineral Property Interests – Canadian GAAP	$ 527,656	$ 1,344,708	$ 1,292,520
Exploration expenditures expensed per US GAAP(i)	(500,279)	(1,175,395)	(1,080,588)
Mineral Property Interests – US GAAP	$ 27,377	$ 169,313	$ 211,932

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

10.    Material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

i)    Under US GAAP, the Company would record its mineral property interests at cost. Exploration and development costs incurred on a mineral property are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under US GAAP, all exploration costs incurred during the year are to be expensed.

In October 2001, the FASB is sued Statement of Financial Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS No. 144"), that replaces FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.

FAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and other certain specified items, including those to be disposed of by sale, including discontinued operations. FAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less cost to sell. Had this statement been adopted by the Company, the impact would not be material.

ii)     The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"). Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. An alternative method under US GAAP is the fair value accounting provided for under

FASB statement No. 123 ("SFAS No. 123"), and as revised under FASB statement No. 148 ("SFAS No. 148") (applicable for fiscal years ending after December 15, 2002), which requires the use of option valuation models. Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and 148, and has been determined as if the Comp any had accounted for its options granted under the fair value method of that Statement. The fair value for these options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2003, 2002 and 2001: risk free rate of 5.25%; no dividends; volatility factor of the expected life of the Company’s common stock of 128%; and a weighted average expected life of the options granted in each year of 5 years.

The pro forma effect of SFAS No. 123 is as follows:

Pro Forma

March 31, 2003

Loss for the period	$ (620,947)
Loss per share	(0.03)

March 31, 2002

Loss for the period	$ (446,916)
Loss per share	(0.03)

March 31, 2001

Loss for the period	$ (477,119)
Loss per share	(0.03)

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

10.     Material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

iii)     SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities. The Company’s investments are classified as Available-for-sale investments and carried at cost for Canadian GAAP purposes. Such investments are not actively traded on short-term differences in price, and for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders’ equity until realized.

(b) Statements of Cash Flows

	Years ended March 31,
	2003	2002	2001
Cash provided by (used for) operations
Canadian GAAP	$ 36,601	$ 46,435	$ 39,123
Exploration expenditures (i)	(252,516)	(184,524)	(169,544)
US GAAP	(215,915)	(138,089)	(130,421)
Investing Activities
Canadian GAAP	(284,549)	(218,214)	(214,029)
Exploration expenditures (i)	252,516	184,524	169,544
US GAAP	(32,033)	(33,690)	(44,485)
Financing Activities
Canadian GAAP and US GAAP	$ 235,043	$ 150,000	$ 120,000

(i) As discussed above, under US GAAP, the Company would record its interest in mineral properties at cost. Exploration and development costs incurred on a mineral property are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred. At this stage, the Company has not yet identified economically recoverable reserves on any of its properties. Accordingly, under US GAAP, all exploration costs incurred during the year are to be expensed.

(c)    Income taxes

United States accounting standards for income taxes are set forth in SFAS No. 109. The Company has determined that the adoption of SFAS No. 109 would have no material affect on the assets, liabilities or operations for the years presented in these financial statements. The only significant tax assets the Company has are the accumulated non-capital losses and accumulated resource related expenditures, which are available to offset future taxable income. The Company’s operations have no income subject to income taxes and it is not likely that such tax assets will be realized. Accordingly, the Company would eliminate the effect of the recognition of any of these tax assets by the recording of a valuation allowance equal to the value of the tax assets.

(d)    Loss per share

For all years indicated, the options and warrants outstanding during the period are anti-dilutive and therefore fully diluted loss per share is not disclosed. Under US GAAP, escrowed shares are excluded from the calculation of weighted average shares outstanding during the year.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements

Years ended March 31, 2003, 2002 and 2001

11.    Comparative figures

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

12.    Subsequent events

Subsequent to March 31, 2003, the Company issued 2,209,256 common shares to three related parties at a price of $0.15 per share, subject to a four-month hold period, expiring September 13, 2003, in satisfaction of indebtedness in the amount of $331,389.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Schedules of Mineral Property Interests

	Years ended March 31,
	2003	2002	2001
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of year	$ 169,312	$ 168,482	$ 166,947
Incurred during the year	830	830	1,535
Balance, end of year	170,142	169,312
Exploration and development costs
Assays and analysis	212	600	6,811
Geological	453	2,138	1,958
Site activities	6,769	1,845	1,729
Incurred during the year	7,434	4,583	10,498
Balance, beginning of year	926,125	921,542	911,044
Balance, end of year	933,559	926,125	921,542
Write down of mineral property interests	(1,103,700)	--	--
	1	1,095,437	1,090,024
Raven Property and Other Properties, Canada
Acquisition costs
Balance, beginning of year	1	43,450	--
Incurred during the year	30,060	28,300	43,450
Balance, end of year	30,061	71,750	43,450
Exploration and development costs
Assays and analysis	--	1,120	673
Geological	3,367	12,170	61,542
Site activities	--	1,865	4,980
Travel and accommodation	--	7,239	128
Incurred during the year	3,367	22,394	67,323
Balance, beginning of year	--	67,323	--
Balance, end of year	3,367	89,717	67,323
Write down of mineral property interests	(3,674)	(161,466)	--
	29,754	1	110,773

Nuevo Milenio Property, Mexico
Exploration and development costs
Assays and analysis	10,707	2,417	15,995
Drilling	95,852	--	--
Geological	73,799	82,816	27,786
Site activities	58,390	35,414	39,264
Travel and accommodation	9,883	36,900	8,678
Incurred during the year	248,631	157,547	91,723
Balance, beginning of year	249,270	91,723	--
Balance, end of year	497,901	249,270	91,723

Mineral Property Interests	$ 527,656	$ 1,344,708	$ 1,292,520

ITEM 19    EXHIBITS

Key to the following document types:

1.     Articles of Incorporation and Registered Incorporation Memorandum of Cream.

2.    A.    Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

Exhibits attached to this Form 20-F are as follows:

Type of Document

Description

1        Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed

2A     Stock Option Plan dated for reference September 28, 2000 (See Item 6E2 "Stock Option Plan"), has been previously filed

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED:    September 30, 2003

CERTIFICATIONS

I, Frank A. Lang, President and Chief Executive Officer of Cream Minerals Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Cream Minerals Ltd.;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c.	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Frank A. Lang

Frank A. Lang

President and Chief Executive Officer

September 30, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES -OXLEY ACT OF 2002

Cream Minerals Ltd. (The "Company") is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended March 31, 2003 (the "Report").

I, Frank A. Lang, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act 2002, that, to the best of my knowledge:

(i)    the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Cream Minerals Ltd. and will be retained by Cream Minerals Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Frank A. Lang

Frank A. Lang

President and Chief Executive Officer

September 30, 2003

CERTIFICATIONS

I, Shannon M. Ross, Chairman, Secretary and Chief Financial Officer of Cream Minerals Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Cream Minerals Ltd.;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	b.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
	c.	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

d.	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	e.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ Shannon M. Ross

Shannon M. Ross

Secretary and Chief Financial Officer

September 30, 2003

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES -OXLEY ACT OF 2002

Cream Minerals Ltd. (The "Company") is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended March 31, 2003 (the "Report").

I, Shannon M. Ross, Secretary and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act 2002, that, to the best of my knowledge:

(i)  the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Cream Minerals Ltd. and will be retained by Cream Minerals Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Shannon M. Ross

Shannon M. Ross

Secretary and Chief Financial Officer

September 30, 2003