Form 20-F
CREAM MINERALS LTD
filed 2004-09-30
CIK 1066130

September 29, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004 (with other information to August 31, 2004, except where noted)

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

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

None

Number of outstanding shares of Cream's only class of issued capital stock as at August 31, 2004:

28,930,659 Common Shares Without Par Value

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

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On August 31, 2004, the Federal Reserve noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.7595 (see Item 4 for further historical Exchange Rate Information).

2

T A B L E O F C O N T E N T S

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”.  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressly or implied by such forward-looking statements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for silver and other metals; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of silver and gold; silver and gold price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable (this is an Annual Report only)

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable (this is an Annual Report only)

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2004, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31
Balance Sheet Data	2004	2003	2002	2001	2000
Total assets according to financial statements (Cdn GAAP)(1)	$ 2,755	$ 637	$ 1,448	$ 1,413	$ 1,251
Total assets (U.S. GAAP)(2)	1,552	102	273	332	340
Total liabilities	216	502	320	131	368
Share capital	16,517	13,857	13,607	13,453	12,816
Contributed surplus	248	13	--	--	--
Deficit (Cdn GAAP)	(14,226)	(13,735)	(12,478)	(12,172)	(11,933)
Deficit (U.S. GAAP)	$ (15,418)	$ (14,247)	$ (13,661)	$ (13,253)	$ (13,051)

(Cdn$)	As at March 31
Period End Balances (as at)	2004	2003	2002	2001	2000
Working capital (deficiency)	$ 1,053	$ (478)	$ (285)	$ (72)	$ (249)
Mineral property interests (U.S. GAAP)	187	30	169	212	167
Mineral property interests (Cdn GAAP)	1,390	528	1,345	1,293	1,078
Shareholders’ equity (deficiency) (Cdn GAAP)	2,539	135	1,128	1,282	883
Shareholders’ equity (deficiency) (U.S. GAAP)	1,347	(377)	(54)	200	(235)
Number of outstanding shares	28,050	19,865	18,096	16,566	11,998

No cash or other dividends have been declared.

(Cdn$)	As at March 31
Statement of Operations Data	2004	2003	2002	2001	2000
Investment and other income	$ 1	$ --	$ 1	$ 2	$ 6
General and administrative expenses	480	149	145	241	403
Mineral property write-downs	13	1,107	161	--	20
Loss according to financial statements (CDN GAAP)	(491)	(1,256)	(306)	(239)	(417)
Loss according to financial statements (U.S. GAAP)	(1,183)	(593)	(430)	(440)	(446)
Loss from continuing operations per common share	(0.02)	(0.07)	(0.02)	(0.02)	(0.04)
Loss per share (U.S. GAAP)(2)	(0.05)	(0.03)	(0.03)	(0.03)	(0.04)

Notes:

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

Additionally, Statement of Financial Accounting Standards No.128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator.  Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the year.  Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements.  SFAS 128 applies equally to loss per share presentations.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

The tables below include the quarterly results for the years ended March 31, 2004 and 2003.

(Cdn$)	Year Ended March 31, 2004
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ --	$ --	$ --	$ 1
General and administrative expenses	34	60	169	216
Mineral property write-downs	10	--	--	3
Loss according to financial statements (CDN GAAP)	(44)	(60)	(169)	(218)
Loss according to financial statements (U.S. GAAP)	(76)	(119)	(404)	(584)
Loss from continuing operations per common share	(0.00)	(0.00)	(0.01)	(0.02)
Loss per share (U.S. GAAP)(2)	(0.00)	(0.00)	(0.02)	(0.03)

(Cdn$)	Year Ended March 31, 2003
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ --	$ --	$ --	$ --
General and administrative expenses	32	59	4	54
Mineral property write-downs	--	3	--	1,104
Loss according to financial statements (CDN GAAP)	(32)	(62)	(4)	(1,158)
Loss according to financial statements (U.S. GAAP)	(67)	(388)	(33)	(105)
Loss from continuing operations per common share	(0.00)	(0.00)	(0.00)	(0.06)
Loss per share (U.S. GAAP)(2)	(0.00)	(0.02)	(0.00)	(0.01)

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

Going Concern Assumption.  Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  However unless additional funding is obtained, this assumption will have to change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2004, is $14.22 million), which casts substantial doubt on the ability of Cream to continue as a going-concern.

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

Cream’s Share Price has Historically been Volatile.  The market price of a publicly traded stock, especially a junior resource issuer like Cream is affected by many variables not directly related to the exploration success of Cream, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock.  The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange and OTC Bulletin Board (“OTC-BB”) suggests Cream’s shares will continue to be volatile.  Cream’s shares have ranged between approximately $0.06 and $0.90 in the last three years.

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

Foreign Jurisdiction Risks; Operating in Mexico.  Cream’s activities in Mexico will be subject not only to risks common to operations in the mining industry, but as well the political and economic uncertainties of operating in a foreign jurisdiction, namely Mexico.  This may result in risk such as possible misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, mine safety and other risks arising out of a sovereignty over mining, any or all of which could have an adverse impact upon Cream.  Cream’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.  Cream’s operations and exploration activities are subject to Mexican federal and state laws and regulations governing protection of the environment.  These laws are continually changing and, as a general matter, are becoming more restrictive.

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

Likely PFIC Status Has Consequences for U.S. Investors.  Potential investors who are U.S. taxpayers should be aware that Cream expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years.  If Cream is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Cream.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Cream’s net capital gain and ordinary earnings for any year in which Cream is a PFIC, whether or not Cream distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

Shares of the Registrant may be Affected Adversely by Penny Stock Rules.  Cream’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult to trade on the open market.  Cream’s common shares have traded on the TSX Venture Exchange (successor exchange to the Vancouver Stock Exchange) since June 3, 1970 (symbol – CMA).  Since October 5, 1999, Cream’s shares have also traded on the Over-The-Counter Bulletin Board (symbol CRMXF.  For further details on the market performance of Cream’s common stock, see “Item 5 Nature of Trading Market.”  A “penny stock” is defined by regulations of the U.S. Securities and Exchange Commission (“SEC”) as an equity security with a market price of less than U.S.$5.00 per share.  However, an equity security with a market price under U.S.$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

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

The rules described above concerning penny stocks may adversely affect the market liquidity of Cream’s securities.  Cream can provide no assurances concerning the market liquidity of its stock or that its stock will not be subject to “penny stock” rules.  For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Significant Potential Equity Dilution and End of Lock-ups.  A summary of Cream’s diluted share capital is as follows:

Cream has a large number of options (2,675,900, at August 31, 2004), of which 2,060,750 are exercisable at prices ranging from $0.10 to $0.54 per share which will likely act as an upside damper on the trading range of Cream’s shares.  The remaining 615,150 options are exercisable at a price of $0.54, which is outside the trading range of Cream on August 31, 2004 of $0.405 to $0.46 per share.  As a consequence of the passage of time since the date of their original sale and issuance, there are currently no shares of Cream remaining subject to any hold period restrictions in Canada or the United States as of August 31, 2004.  At August 31, 2004, there are 3,167,620 warrants exercisable at prices ranging from $0.40 to $0.75, expiring from November 13, 2004, to February 19, 2005.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares.  Total dilutive securities at August 31, 2004, represent approximately 18.07% of Cream’s currently issued shares.

ITEM 4

INFORMATION ON THE COMPANY

A.

History and Development of the Company

1.

The legal name of the company, which is the subject of this 20-F is “Cream Minerals Ltd.”.

2.

Cream Minerals Ltd. was incorporated on October 12, 1966.

3.

Cream Minerals Ltd. ("Cream", the “Registrant” or the "Company") was incorporated under the laws of the Province of British Columbia as Cream Silver Mines N.P.L. on October 12, 1966, with an authorized capital of 3,000,000 shares, each having a par value of $0.50.  By Special Resolution passed on July 12, 1974, Cream cancelled its Memorandum and Articles and substituted a new Memorandum and Articles therefore providing for the limited liability of members and the increase of the authorized capital to 10,000,000 shares with a par value of $0.50 each.  By Special Resolution passed September 24, 1987, Cream again altered its Memorandum, changing its name to Cream Silver Mines Ltd. in its English form and "Mines Cream Silver Ltee." in its French form and amending its authorized share capital to 30,000,000 common shares without par value.  Last, by Special Resolution passed September 15, 1994, Cream altered its Memorandum to consolidate its authorized and issued share capital of 30,000,000 common shares on a five-for-one basis into 6,000,000 common shares authorized, and issued common shares were consolidated from 18,707,937 common shares on a five-for-one basis into 3,741,587 common shares; to further increase its authorized capital to 50,000,000 common shares without par value (the "Common Shares"); and to change its name to Cream Minerals Ltd.  Cream has been listed on the TSX Venture Exchange (the "TSX Venture"), formerly the Vancouver Stock Exchange (“VSE”), since June 3, 1970.  Cream also trades on the Over the Counter Bulletin Board in the United States under the symbol CRMXF.  The Company subsequently altered its Memorandum to increase its authorized capital to 500,000,000 common shares.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia).  The Business Corporations Act (British Columbia) does not require a company’s Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares.  Effective September 21, 2004, the Company has altered the authorized capital of the Company from 500,000,000 shares without par value to an unlimited number of shares without par value.

At Cream’s request, the VSE placed Cream in inactive status on August 12, 1994.  Cream had requested inactive status in order to reorganize its affairs after the British Columbia provincial government placed Cream’s Vancouver Island mineral claims adjoining those of Westmin Resources Ltd. in moratorium, and refused to grant Cream a permit to explore these claims.  The claims, in Strathcona Park on Vancouver Island, were placed in moratorium in connection with the Strathcona Park area being declared a provincial park in 1972.  These actions by the provincial government left Cream with no viable project at the time and with little working capital.  The claims currently remain in moratorium.  Throughout the early to mid-1970s, Cream initiated several court cases seeking compensation for these claims.  The matter was ultimately decided by a decision of the British Columbia Court of Appeal denying Cream’s right to compensation.  Leave to appeal this decision to the Supreme Court of Canada was refused and Cream has been advised that it is without further legal recourse with respect to its Vancouver Island claims.

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

Cream’s principal capital expenditures and divestitures (in 000’s) over the three fiscal years ended March 31, 2004, are as follows:

Year
(i) Amounts Deferred (capitalized or invested)
2004	873
2003	283
2002	221
(ii) Amounts Written Down
2004	13
2003	1,107
2002	161
(iii) Amounts Expensed as Property Investigation Costs
2004	91
2003	35
2002	22

4.

The principal capital expenditures (in 000’s) currently anticipated for the ensuing year are as follows:

Exploration Projects
2005 Activities	$600

B.

Business Overview

1.

Cream’s Business Strategy and Principal Activities

Cream is engaged in the exploration and development of natural resource properties and has been so engaged since its inception in 1966.  Over the past five years, Cream has primarily focused its efforts in the Province of British Columbia and in Mexico.  Cream relinquished all of its former property holdings in Mexico during the fiscal year ended March 31, 1999, and halted all further exploration in Mexico until additional exploration funds could be raised.  Cream subsequently commenced a drilling program on its Nuevo Milenio property in the State of Nayarit in Mexico and to March 31, 2004, has incurred expenditures on this property to a total of $1,137,763.  Exploration programs continually require additional funds and there is no certainty that such funds can be raised.  Cream’s properties are without a known body of commercial ore, and Cream’s activities on such properties to date have been exploratory in nature.

Cream does not have any operating revenue although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

C.

Organizational Structure

Cream operates directly and also through one wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”).

D.

Property, Plants and Equipment

The Company has $10,500 in plant and equipment at March 31, 2004.  The Company had no plant and equipment in the fiscal years ended March 31, 2003 and 2002.

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

Bed - The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations.

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

Modified grid mineral claim – A claim with north-south and east-west borders, located by using claim posts at each corner and at 500 metre intervals along each side.  Each 500 metre x 500-metre interval is referred to as one unit and modified grid claims can total no more than 20 units in size.

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

	For years ended March 31
	2004	2003	2002	2001	2000

End of Period	$0.7634	$0.6805	$0.6266	$0.6336	$0.6879
Average for Period	0.7390	0.6452	0.6390	0.6648	0.6795
High for Period	0.6737	0.6252	0.6200	0.6336	0.6969
Low for Period	0.7880	0.6822	0.6622	0.6882	0.6607

3.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this Form 20-F adheres to the resource/reserve definitions and classification criteria developed in 2001 by the Canadian Institute of Mining.  Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is currently feasible).  Resources are sub-divided as well into sub-categories depending on the confidence level based on exploration techniques being (lowest confidence to highest) inferred resource, indicated resource and measured resource.  Reserves are similarly sub-divided (by order of confidence) into probable and proven (highest confidence).  These classifications can be more particularly described as follows:

a.

“Mineral Resource” means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and of such quality that extraction of the material at a profit is currently or potentially possible.  “Inferred Resource” means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit.  “Indicated Resource” means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made.  “Measured Resource” means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

“Mineral Reserve” is that part of a resource which can be mined legally and at a profit under economic conditions that are specified and which are generally accepted as reasonable.  Economic viability must be demonstrated by at least a preliminary feasibility study based on Indicated and Measured Resources.  “Probable Reserve” means the estimated quantity and grade of that part of an Indicated Resource for which the economic viability has been demonstrated by adequate information and engineering, operating, economic and legal factors, at a confidence level that will allow positive decisions on major expenditures.  “Proven reserve” is the estimated quantity and grade of that part of a Measured Resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-established that there is the highest degree of confidence in the estimate.  The term should be restricted to that part of a deposit being mined, or being developed and for which there is a mining plan.  Cream does not have any mineralization that can be classified as “ore” or a “reserve” at this time.

F.

Further Particulars of Cream’s Properties

Cream is presently in the exploration stage without any assurance that a commercially viable ore deposit (a reserve) exists in Cream’s properties until further geological work is done and a comprehensive economic feasibility study is conducted.

1.

Mexico

a.

The Nuevo Milenio Property, Nayarit, Mexico

The following information concerning Nuevo Milenio is extracted from a report titled “Geological Report on the Nuevo Milenio Gold-Silver Project dated September 2003, prepared by Henry M. Meixner, P.Geo. (“Meixner”), and has been updated with information compiled by Ferdinand Holcapek, P.Eng., Sole Administrator, Cream Minerals de Mexico, S.A. de C.V., and a director of the Company.  The full report prepared by Mr. Meixner is available on the Company’s website www.creamminerals.com and is also filed on www.sedar.com.

The project area is located in the Municipality of Xalisco in the State of Nayarit, Mexico and is situated some 20 km southeasterly of the town of Tepic.  The project is comprised of 4 exploration lots encompassing a total area of 6,927.8482 hectares, that is, about 69.28 square kilometers.  Geographic coordinates at a central point on the property are Latitude 21º 21’ 35” North and Longitude 104º 46’ 53” West. This location also corresponds to UTM coordinates 2,361,750.004 North and 522,537.013 East.

MINING LOT	TITLE NO.	TYPE	AREA	TERM
Nuevo Milenio Fr.1	212958	Exploration	4,418.1835 Ha	Feb. 20/01 – Feb. 19/07
Nuevo Milenio Fr.II	212959	Exploration	4.1459 Ha	Feb. 20/01 - Feb. 19/07
C.M.M.1	212933	Exploration	160.0000 Ha	Feb. 13/01 – Feb. 12/07
C.M.M. 2	213342	Exploration	2,345.5188 Ha	Apr. 20/01– Apr. 19/07

At present, Cream Minerals de Mexico, S. A. de C.V. (“CMM”) holds a 100% undivided interest in the property.  Cream Minerals Ltd. owns 100% of CMM, which is the registered owner of the Nuevo Milenio Property.  All of the exploration activities carried out by CMM from May 2000 to June 2004 are contained within the area of Lote Nuevo Milenio Fr. I, which encompasses the main mineralized areas of Chacuaco, Cafetal, Once Bocas and Dos Hornos, all within the margin of Caldera Nuevo Milenio.

A legal survey of the lots has been completed.  Some of the internal areas of the claims are held by others for purposes of opal mining.  All taxes have been paid and all work performed on the property by CMM has been properly recorded, thus, all lots are in good standing.

No permitting obstacles are anticipated by CMM in carrying out future trenching, sampling, road building or constructing drill access sites as these activities have been performed without problems over the past three years. The Company is not aware of any environmental liabilities on the property.

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

HISTORY

Mining activities for precious metals in the Tepic district are known to predate the Spanish colonial era.  When the first conquistadors arrived in this area in 1524 gold and silver was given as gifts by the local Indians.  Records indicate that the first mines were located near the village of Jora in the mountains east of Compostella i.e. to the south of the Nuevo Milenio claims.  During the early part of the conquest, Mina Espiritu Santo, which reportedly is located near Compostella and thus about 10 km south of Nuevo Milenio, was developed into a “Real de Minas”.  This mine was worked for over 340 years for “bonanza grade” silver - gold mineralization that was said to have grades in the order of 250 kg/tonne Ag and about 32 g/tonne Au from a vein structure estimated to have been1.0 to 2.5m wide.  The workings were apparently shallow and the exact location is not known.

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

In February 2000 the area was free for acquisition and it was then claimed for Cream Minerals Ltd.  Subsequently, during 2000, 2001, 2002 and 2003, CMM has carried out exploration of the property, directed by Ferdinand Holcapek, P. Eng.

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

REGIONAL GEOLOGY

The regional geology has been compiled from mapping and prospecting by Ing. Alberto Ruiz Marquez and Ferdinand Holcapek, P. Eng. of CMM.  Government and other public sources of geological data are not readily available for this area in general, and for the area around Tepic in particular.  The compilation of the geology in cross section best illustrates the regional geological environment of the Nuevo Milenio property.

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

The relatively young (5 Ma to 0.01 Ma) TMVB is geologically superimposed on the southern segment of the SMOVB in the Tepic – Guadalajara area and appears to be centered on the west – northwesterly – trending 2 Ma – old Tepic – Zacoalco Rift that underlies the Nuevo Milenio caldera field.  As it is presently interpreted, it is not known if the volcanism associated with the TMVB has been a contributing factor to the development of the Nuevo Milenio epithermal precious metal mineralizing event. It appears probable that host rock emplacement, subsequent silica alteration and precious metal emplacement is related to the early Miocene volcanism of the SMOVB. At Nuevo Milenio this volcanism took place some 16 million years prior to the emplacement of the Pliocene – Quaternary volcanism of the TMVB.

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

Numerous epithermal gold-silver mineral deposits of low sulphidation type occur in the Sierra Madre Occidental Volcanic Belt of Mexico.  The legendary deposits of Pachuca, Real de Angeles, Guanajuato, San Martin, Lluvia de Oro and San Dimas (Tayoltita), among others, are all considered to be of the low sulphidation type, Camprubi et. al (2003).  Other global examples of this deposit type that have been described in the literature, include the Creede silver deposit in Colorado, the Round Mountain deposit in Nevada, the Mesquite deposit in California, the Thames deposit in New Zealand and the Hishikari gold deposit in Japan. In British Columbia the Lawyers, Blackdome and Premier- Silbak deposits are examples of this genetic type.

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

Two diamond drill holes were drilled across the Once Bocas zone of mineralization. One hole, 02 NM – 3, returned 33.2 m of 0.33 g/t Au and 78.24 g/t Ag in clay – rich and sandy core all within leached stockwork quartz veinlets. The second hole, 02 NM – 4, cut 61.7 m of stockwork quartz veinlets, all completely leached and weathered and containing low values of gold and silver.  The drill holes were sited unfavourably due to access problems caused by the terrain and excessive rain and thus were drilled at an unfavourably steep angle relative to the gentler dip of the mineralization.

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

At Pozo Astasis I an overgrown mine dump of 10 m x 10 m x 3m is located near a caved shaft suggesting extensive exploitation in the past.  Three 2-metre long samples of kaolinized and silicified rock, taken within the shaft, returned an average value of 0.24 g/t Au and 52.66 g/t Ag.  A 0.5 m sample of silicified tuff with white quartz veins gave 1.85 g/t Au and 494.40 g/t Ag and a selected sample of brecciated quartz veind from the dump assayed 1.42 g/t Au and 244.00 g/t Ag. A 20 m composite sample of quartz vein fragments returned 0.88 g/t Au and 89.00 g/t Ag. A 4 m sample of siliceous sub – outcrop, taken about 30 metres east from the shaft, returned 0.93 g/t Au and 200.00 g/t Ag.

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

EXPLORATION

Exploration of the Nuevo Milenio property by CMM has been carried out intermittently during the period of May 2000 to May 2003.  The initial mapping and sampling was done by Ing. A. Ruiz Marquez, geologist, and later work was done by Ferdinand Holcapek, P. Eng ("Holcapek").  Holcapek directed and supervised all fieldwork of other workers throughout this period.  Results of this work were compiled by Holcapek and presented in a series of reports with illustrations that are cited in the References.

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

The initial contoured metal values for gold and silver indicated low concentrations of these elements in soils within the outcrop areas of known mineralization, which contain much higher metal values, such as at Once Bocas and Dos Hornos.  A comparison was therefore made between the underlying Au and Ag concentrations in rock to the overlying concentrations of Au and Ag in the soils directly above.  This was done utilizing the chip sample assays of rock in the trenched areas and the geochemical analyses of soil samples directly above them.  The results indicated that concentrations of 1 g/t Ag and 30 ppb Au in soils occur above concentrations of 30 g/t to 100 g/t Ag and + 0.5 g/t Au in the rock directly underneath.  This discrepancy of representative metal values in rock and soil is attributed to the clay content in the weathered soil and/or the acid leaching effects of sulphide – enriched meteoric rainwater on the precious metals.  The clay content in the soil is thought to impede the upward migration of metal ions.  The weathered soil profiles suggest that Au and Ag and other metals were leached downward from the soil by action of acidic meteoric rainwater thus depleting the soil of precious metals.  This implies that an overburden – covered area of well – mineralized rock may produce a geochemical anomaly of low amplitude.  Conversely, an area of well – mineralized rock outcrop occurring beneath relatively sparsely mineralized overburden soil may be larger than the size of the geochemical soil anomaly indicates.

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

DRILLING

Five initial HQ core holes were put down at Cerro Chacuaco, at Once Bocas and Chacuaco West in July 2002.  A total of 726 metres of drilling was completed out of a planned total of 850 metres.  Heavy rains, mudslides and flooding caused early termination of the program before re-commencement of the drill program in 2003.  Holes 02 NM – 01 (150 m) and 02 NM – 02 (109 m) were drilled at a bearing of 30º and at an angle of – 45º across the assumed strike of mineralization at the northwestern part of Cerro Chacuaco mineralized zone.  The core in both holes consisted of weathered and leached rhyolite tuffs.  The target-mineralized zone was not intersected because of the steep angle of the drillhole relative to the assumed gentler dip of the mineralized zone.

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

Work from April 1, 2003, to June 30, 2004, consisted of prospecting, channel sampling, geological mapping, road construction and diamond drilling of 19 holes for a total of 3,543 meters.

The Dos Hornos Structure was trenched, channel sampled and diamond drilled as far south as Mina San Miguel.  Work to date has shown that multiple faulting, brecciation, and quartz vein zones with associated quartz stock work are hosted within an epithermal alteration zone.  Mineralization consists of gold and silver associated with pyrite, minor galena and traces of copper.  Diamond drill and trench sample results show that the zone has good gold and silver grades across potential mining widths.  Extensive displacement caused by faulting was encountered during drilling, requiring additional work to allow economic evaluation of this structure.  Results previously reported are as follows:

DOS HORNOS TRENCH #1		m	feet	Au g/t	Ag g/t
660959 – 63	Weighted Average	10.00	32.8	1.219	131.18
Including		4.00	13.12	2.886	284.45

DOS HORNOS DDH 17-03
34.00 – 40.00	32 to 34 m old workings	2.00	6.58	1.050	191.50

DOS HORNOS TRENCH #2
659793-99	Weighted Average	14.00	45.92	1.820	29.88
	Including	6.00	19.68	3.270	50.97

DOS HORNOS DDH 18-03
38.00 – 40.00	Quartz zone 36 to 38 old workings	2.00	6.58	0.323	127.00

DOS HORNOS TRENCH # 3		m	feet	Au g/t	Ag g/t
660972 – 80.00	Weighted Average	18.00	59.04	2.350	116.21
	Including	6.00	19.68	6.530	316.60

DDH 01-03 N37E, -45, 212m
0.00 - 2.00	Section west of Trench 3	2.00	6.58	2.950	144.00
82.00 – 84.00	Fault segment - Trench 3, gouge	2.00	6.58	0.103	29.60
188.00 – 212.00	Faulted, quartz stockwork	24.00	78.72	0.084	35.74
192.00 – 198.00	Including	6.00	19.68	0.299	92.98

DDH 02-03 N37E, -60, 209m
0.00 – 4.00	Section west of Trench 3	4.00	13.16	0.423	163.25
40.00 – 42.00	Fault zone	2.00	6.58	0.371	64.00
84.00 – 90.00	Fault, quartz fragment, pyrite, galena	6.00	19.68	0.782	77.10

DDH 11-03 S27W, -45, 45m
24.00 – 38.00	Fault, argillic alteration Trench 3	14.00	46.06	0.076	17.52
52.00 – 54.00	Fault Trench 3, crushed quartz	2.00	6.58	0.778	124.00

MINA SAN MIGUEL
660493 – 98	Weighted Average	12.40	40.68	0.30	26.58

DDH 19-03
38.00 – 44.00	Weighted Average	6.00	19.68	0.502	125.00

MINA SANTA GERTRUDE’S 300 M SE OF ABOVE
343106	Grab sample composite	4.00	13.12	1.54	700.00

The average grade of all samples above is calculated as: Gold 1.04 g/t, Silver 103.81 g/t.

Once Bocas is a quartz vein stock work zone explored by the Spanish. Surface trenching and channel sampling defined a zone of possible gold – silver mineralization of about 400 m x 100 m in the NW part.  Astasis I and II may be the northwest extension of this zone.  To the southeast the zone is known for an additional 500 m. These extensions have not been explored in the past, but preliminary assays show potentially economic grades.  A non-continuous channel sample across the zone gave 38.35 m Au 0.480 g/t and 127.60 g/t Ag.

Results showed that the Once Bocas quartz vein – stock work zone has higher-grade quartz veins surrounded by a lower grade quartz stock work zone.  The width of the high-grade zone has not been established since faulting has displaced parts of the zone. Additional work is required to define the grade, width and mineralized length within the known strike length of 1 km.

DDH 06-03, - 45, N30E	Interval m	m	ft	Au g/t	Ag g/t
To cut mineralization in trench 3, faulted	18.00 - 34.00	12.00	39.84	1.020	109.00
Including quartz vein structure, faulted	26.00 – 28.00	2.00	6.58	5.479	471.70
Quartz stock work	132.00 – 146.00	14.00	46.42	0.135	18.73

DDH 10–03, - 60, N30E
Same section as DDH 06-03, faulted	38.00 – 42.00	4.00	13.16	0.159	34.65

DDH 08–03, -45 N30E
50 m NW same zone, faulted	26.00 – 28.00	2.00	6.58	0.647	26.90

DDH 12–03 - 50, N66E
50 m south of DDH 06, up hill, faulted	56.00 – 114.50	58.50	192.47	0.227	54.66
Including quartz vein zone	56.00 – 60.00	4.00	13.16	1.388	360.50
Including quartz stockwork	96.00 – 108.00	12.00	39.48	0.562	120.40

DDH 09–03, - 45 S30W
Zone NE side at road, faulted	78.00 – 94.00	16.00	52.64	0.200	50.00

Cerro Chacuaco Zone has a 2,000-meter strike length. Soil sampling, chip sampling, surface sampling and channel sampling of underground workings on Cerro Chacuaco outlined a large area of anomalous gold – silver mineralization (400m x 600m).

AREA SAMPLED	m	ft	Au g/t	Ag g/t
Mina Perdido channel samples	9.00	29.52	0.250	66.83
Mina Nanche channel samples	1.90	6.23	0.254	17.62
Mina Chacuaco channel samples	18.00	59.04	0.546	110.84
Weighted Average of All Channel Samples			0.435	91.006
Weighted Average Cerro Chacuaco - 27 Chip Samples			0.371	63.17

DDH 03-03, DDH 04-03 and DDH 05-03 were located to test a section across Cerro Chacuaco, Mina Chacuaco and Mina Nanche, but results were inconclusive.  Faulting appears to have displaced the mineralized zone at depth and the possibility of having drilled down dip along a fault plane is indicated.  Further work is planned here, subject to improved access.

Outcrops along Arroyo Chacuaco are mineralized at creek level, but to the southwest at higher levels, mineralization is covered by recent basalt flows.  This area is part of the Cerro Chacuaco zone.  Assays were obtained from channel samples along the creek, but not drilled because of access difficulties.

ARROYO CHACUACO	m	ft	Au g/t	Ag g/t
Average All Channel Sample Along A 300 M Section	150.00	492.13	0.223	10.52
Including, weathered, limonitic	12.00	39.17	0.535	21.63
Including, weathered, limonitic	30.00	98.43	0.426	25.31
Including, weathered, limonitic	18.00	59.06	0.227	18.00
Average Of Arroyo Chacuaco - 26 Chip Samples			0.174	17.54

Area Cafetal is an area of silicification, quartz stock work and surface leaching which produces box work and gossanous outcrops.  The area is separated from Cerro Chacuaco by Arroyo Cafetal.  Surface chip samples gave no assay results along the top of the ridge.  However, assays were obtained from samples cut along the bank of the Arroyo Cafetal and in old trenches at creek level about 40 m lower than the ridge.  DDH 14-03, DDH 15-03 and DDH 16-03 were located at Area Cafetal.  The silicified lithic tuffs and quartz stock work zones outcropping along the ridge were not intersected in the drill hole.

DDH 16–03 was drilled south under a highly silicified lithic tuff outcrop and intersected wide spread low-grade gold–silver mineralization.

DDH 16-03 N75E, -45	Interval m	m	ft	Au g/t	Ag g/t
Cafetal to cross-cut high hill, rhyolite tuffs silicified	44.00 - 64.00	20.00	65.80	0.093	16.68
Including	50.00 - 62.00	12.00	39.48	0.125	23.22
Rhyolite tuffs argillic,	82.00 - 90.00	8.00	26.32	0.149	61.48
Including	88.00 - 90.00	2.00	6.58	0.442	192.00
	128.00 - 130.00	2.00	6.58	0.150	98.00
Weighted Average	44.00 - 130.00	86.00	279.65	0.047	13.80
Average Of All Arroyo Cafetal Creek Level Samples		8.05	26.41	0.177	65.07

Area Chacuaco West was discovered using rock geochemistry. A zone of intense argillic alteration returned Gold 0.75 g/t, and Silver 5g/t over a length of 95 m.

DDH 13-03 was located to test this zone.  Although the results were inconclusive, additional exploration is warranted.

Results to date have shown that the Nuevo Milenio Caldera is underlain by an intense epithermal low-sulphidation alteration system which shows surface oxidation and leaching of mineralization.  Quartz veins, quartz stock work and silica zones give gold and silver assays over a widespread area.  Unexpected, multi–stage faulting was encountered during diamond drilling, offsetting the known higher-grade gold – silver zones and making definition of the zones difficult.  The planned future work program on the Nuevo Milenio will be in two phases:

  Phase 1 will concentrate on establishing the effect of multi-faulting on the diamond drilled mineralized zones followed by additional drilling.

  Phase 2 will consist of expanding detailed geological mapping, geochemical surveys, trenching and channel sampling to prepare other targets for diamond drilling.

SAMPLING METHOD AND APPROACH

Experienced field personnel carried out the sampling operations, supervised by Ing. Ruiz Marquez and Holcapek, during the various phases of work from 2000 to 2004.  Typically outcrop exposures were first cleaned of surficial material before chip or channel samples were taken.  Chip samples of 3 to 5 kg were taken over 5 m x 5 m areas where outcrop exposures allowed this or where sub – outcrop exposures were deemed as being reasonably representative of the underlying lithologies.  Overburden thicknesses on hillsides are generally in the 20 to 30 cm range and at creek level they are up to several metres.  Channel samples were taken after the rock surfaces had been cleaned, as in the case of creek bed exposures, or where a bulldozer or a hand trench had exposed fresh rock.  All sample points were located by GPS in the field as were the locations of all roads, trenches and historic mine workings.  All these features are accurately plotted on the illustrations and easy to find on the ground even in areas of heavy growth.

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

DATA VERIFICATION

The data used consists predominantly of information contained in a number of exploration reports prepared by Holcapek during the years 2001 to 2004 that described the exploration results as they were completed phase by phase.  Additional information, describing exploration work on the property, is taken from reports by Drummond (2001), Carstensen (2001) and Ruiz Marquez (2000).

Information pertaining to property ownership, legal survey of the claims, working maps, assay sheets or drill logs is all stored at CMM offices in Durango, Mexico and was not accessed in the Meixner report.

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

INTERPRETATIONS AND CONCLUSIONS AND FUTURE PLANS

Results to date have shown the Nuevo Milenio Caldera is underlain by an intense epithermal low-sulphidation alteration system which shows surface oxidation and leaching of mineralization.  Quartz Veins, Quartz stock work and silica zones give gold and silver assays over a widespread area.  Unexpected, multi-stage faulting was encountered during diamond drilling, offsetting the known higher-grade gold-silver zones and making definition of the zones difficult.  The planned future work program on the Nuevo Milenio will be in two phases.

  Phase 1 will concentrate on establishing the effect of multi-faulting on the diamond drilled mineralized zones followed by additional drilling.

  Phase 2 will consist of expanding detailed geological mapping, geochemical surveys, trenching and channel sampling to prepare other targets for diamond drilling.

2.

Canada

Kaslo Silver Property

Introduction

The 100% owned Kaslo Silver Property encompasses nine former high-grade silver-lead-zinc mines located in south-eastern British Columbia, Canada.  The various mines operated at different times during the period from 1895 to 1966.  The present property consists of 7 modified grid claims, 13 crown grants, 8 reverted crown grants, 37 two-post claims and one mining lease of three units, to total 160 units.

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

Results to date have identified two large mineralizing structures referred to as the Cork and Gold Cure Shear Zones.  Due to low silver and base metal prices the property was dormant from 1999 to present, however a small diamond drill program is planned for the Silver Bear area this season.

Location and Access

The 4,000-hectare Kaslo Silver Property is located 12 kilometres west of the town of Kaslo in southern British Columbia.  Access to the Property is via Highway 31A for seven kilometres west from Kaslo, then 4.5 kilometres southwest along Keen Creek Road to the property boundary.  The property lies along the Keen Creek Road for approximately 10 kilometres.  Logging roads and numerous old mining roads and trails, some of which are heavily overgrown, bisect the property.  Power lines come to within 4 kilometres of the property boundary, and water is abundant throughout.

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

Work Completed by Cream in 1997-1999

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

The 1999 program involved orientation gravity geophysical surveys over the Cork showing and Cork North zone, 250 metres of diamond drilling in three short holes on the Bismark zone, excavator trenching and bulk sampling of the Silver Bear shear, and two short drill holes on the Black Bear zone.  The work completed in the 1999 program is detailed in the description of the Kaslo Silver Property below.  There was no material work carried out on the property in fiscal 2002, 2003 or 2004.  Cream has not had sufficient working capital to conduct exploration on the properties that make up the Kaslo Silver Property, and as a result has written off deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  The claims remain in good standing and the property is a long-term asset of the Company.  A diamond drilling exploration program is proposed for the property for 2004, dependent upon the Company’s ability to obtain financing.

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

Geophysics

Cream completed 51.7 kilometres of VLF-EM geophysical coverage over the mineralized Cork and Gold Cure Shear Zones.  The geophysical surveys clearly define the location and extent of the controlling shears, as they are very conductive by nature.

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

An induced polarization survey over a portion of the Cork South zone and a down-the-hole mis-a-la-masse survey of two diamond drill hole intersections show a geophysical anomaly that is up to 250 metres long and remains open to the southwest.

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

Assays for holes 97CP-3 and 97CP-4 are as follows:

97CP-3

Drill Hole	From(m)	To(m)	Width(m)	Au g/t	Ag g/t	Pb(%)	Zn(%)	Cu(%)
97CP-3	4.00	5.00	1.00	0.00	13.8	0.26	1.37	0.01
97CP-3	5.00	5.70	0.70	0.12	365.9	12.30	8.36	0.07
97CP-3	5.70	7.50	1.80	0.01	31.2	1.32	2.74	0.01
97CP-3	7.50	8.20	0.70	0.00	0.9	0.01	0.05	0.00
97CP-3	8.20	9.00	0.80	0.00	1.8	0.06	0.07	0.00
97CP-3	9.00	10.10	1.10	0.08	80.9	2.09	4.61	0.02
97CP-3	10.20	11.10	0.90	0.17	319.9	5.94	23.18	0.03
97CP-3	11.10	11.60	0.50	0.00	27.3	0.84	1.74	0.01

Average grades over 7.60 metres				0.05	95.83	2.58	5.21	0.02

97CP-4

Drill Hole	From(m)	To(m)	Width(m)	Au g/t	Ag g/t	Pb(%)	Zn(%)	Cu(%)
97CP-4	3.90	5.00	1.10	0.58	293.0	6.95	12.40	0.09
97CP-4	5.00	6.00	1.00	0.25	353.1	12.16	6.93	0.05
97CP-4	6.00	7.00	1.00	0.57	488.2	12.97	13.26	0.12
97CP-4	7.00	8.00	1.00	0.22	220.0	6.85	8.22	0.04
97CP-4	8.00	9.30	1.30	0.80	203.8	5.97	14.23	0.15
97CP-4	9.30	10.60	1.30	0.14	35.4	0.57	1.03	0.01
97CP-4	10.60	12.00	1.40	0.06	90.9	1.78	4.67	0.04
97CP-4	12.00	13.00	1.00	0.02	52.3	1.13	3.62	0.02
97CP-4	13.00	14.00	1.00	0.12	620.1	21.16	8.23	0.12
97CP-4	14.00	14.60	0.60	0.07	90.9	0.64	3.84	0.03
97CP-4	14.60	15.60	1.00	0.27	680.3	21.25	8.34	0.15
97CP-4	15.60	16.60	1.00	0.24	127.7	2.85	12.26	0.13
97CP-4	16.60	17.70	1.10	0.10	287.0	7.98	21.69	0.13
97CP-4	17.70	18.80	1.10	0.06	210.7	7.45	7.76	0.06
97CP-4	18.80	20.00	1.20	0.08	199.0	4.65	15.64	0.10
97CP-4	20.00	21.00	1.00	0.03	63.0	2.27	3.32	0.06
97CP-4	21.00	22.00	1.00	0.04	60.1	1.21	3.43	0.03
97CP-4	22.00	23.10	1.10	0.33	60.4	0.89	3.66	0.06
97CP-4	23.10	23.80	0.70	0.08	83.4	2.52	3.69	0.05
97CP-4	23.80	25.00	1.20	0.04	20.6	0.74	2.48	0.01

Average Grades over 21.10 metres				0.21	209.27	6.02	8.09	0.07

In 1998, a further 8 diamond drill holes were emplaced to test the Cork Shear Zone in two locations.  Results from these drill holes were mixed.

Cork South Zone:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	ITEM 5 ZN %
98CP-02	39.57	44.85	5.28	129.53	3.59	4.52
Including	42.00	44.85	2.85	241.01	5.74	6.25
98CP-03	37.96	39.17	1.21	122.41	2.93	2.54
And	47.01	51.65	4.69	108.25	1.80	4.26
98CP-04	55.76	56.66	0.90	121.90	3.33	1.36
98CP-05	59.28	72.24	12.96	236.80	5.28	2.70
Including	70.80	72.24	1.44	1,980.50	47.90	10.53

Cork North Zone:

Drill Hole	From (m)	To (m)	Length (m)	Ag (g/t)	Pb %	Zn %	Cu %
98CP-06	64.45	64.62	0.17	--	--	1.21	1.81
98CP-08	223.42	224.60	1.18	12.60	0.51	5.09	--
And	238.36	239.10	0.74	144.70	2.26	1.56	--

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

Proposed Exploration and Development

At the Silver Bear, mineralization is confined to a 25 metre wide shear structure trending through less competent rock units.  Previously poor recovery during diamond drilling did not allow for proper metal recoveries.  With updated bit and drill mud technologies four test diamond drill holes are recommended across the Silver Bear shear structure.  With improved recoveries, additional drilling along the strike of the Silver Bear zone will be needed to test the poorly consolidated, high-grade silver mineralization.  If recoveries during this new drilling phase are not improved significantly, bulk sampling may be the only way to accurately test this mineralized zone.

At the Cork mine, the historic workings stopped only 300 metres below the main level, still in mine grade mineralization.  Drilling along the rake of mineralization below the old workings is recommended upon completion of additional financing.

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

Recently completed geochemical sampling, VLF electromagnetometer surveying and geological mapping over this area show numerous old workings containing high-grade silver, lead, zinc and gold mineralization.  These workings line up along a series of four parallel shear structures spaced approximately 100 metres apart.  Further work over this area will depend on results of exploration of the adjacent Cork South zone.  (See " - Kaslo Silver Property - Proposed Exploration Program").

There was no material work carried out on the property in fiscal 2002,2003 or 2004.  Cream has not had sufficient working capital to conduct exploration on the properties that make up the Kaslo Silver Property.  As a result, in 2003, Cream wrote down deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  The claims reman in good standing and the property is a long-term asset of the Company.  Due to the increase in silver prices of up to 85% over the past year, Cream is planning to conduct a 1500 metre diamond drilling program on the Silver Bear Zone.  In 1998, ten diamond drill holes were put in across the Silver Bear shear structure but due to the incompetent nature of the sheared material core recoveries were in the order of 30% leading to inconclusive results.  The currently proposed diamond drill program will be done with larger diameter drill core using advanced bit and mud technologies.  Permitting is currently underway for this project.

Kootenay Gemstone Property, BC

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone (formerly called Bayonne Aquamarine) Property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (200,000 issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  The optionor will retain a 2% Net Product Returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  Additional claims adjacent to those originally optioned have been acquired for Cream by staking.

Introduction

After Cream discovered ice-blue to deep greenish-blue beryl crystals (aquamarine) on its Kootenay Gemstone Property, additional claims, now covering over 5,000 hectares were staked along the 23 kilometre length of the favourable contact area.  This contact area hosts classic beryl mineralization in pegmatites and quartz veins.

During the initial prospecting, claim staking and sampling program widespread beryl mineralization was identified within abundant pegmatite dykes located in both granitic and sedimentary rocks.  Ice-blue beryl crystals are the most common, followed by greenish beryl crystals, with minor clear, white and yellow beryl crystals also being found.

Beryl gemstones include Aquamarines which are greenish-blue in colour and Emeralds which are green in colour.  These beryl gemstones are also generally classified into three categories according to quality:  gem quality is transparent; near-gem quality is translucent; non-gem quality is opaque.  On Cream’s Kootenay Gemstone Property, all three categories of Aquamarine crystals have been discovered.  So far, in this very early exploration stage, only near-gem and non-gem Emerald crystals have been found.

Location and Access

The Kootenay Gemstone Property is located on the west and south sides of Kootenay Lake, in the Nelson Mining Division of southeastern British Columbia.  The northwestern corner of the property is located 30 kilometres east of Salmo and the southeastern corner of the property is 12 kilometres west of Creston.  The claims cover an area of approximately 5800 hectares and are centred at latitude 49o15'N and longitude 116o51'E within mapsheets 82F.017, 026, 036.

Access to the northern portion of the Kootenay Gemstone Property is via Highway 6, north from Salmo for 8 kilometres, then easterly on the Porcupine Forest Service Road for 35 kilometres.  The southern part of the claim block can be accessed from Highway 3 ten kilometres west of Creston, then north and west on the Topaz Creek Forest Service Road for 21 kilometres.  Numerous logging roads cross the claim block.

Physiography

The Kootenay Gemstone Property is located in an area of rugged terrain.  Topography on the property is steep with elevations ranging from 532 metres at Kootenay Lake to 2,285 metres on the peak of Iguana Mountain in the south central portion of the claim area.  Outcrop is somewhat limited on the property generally confined to steep creek gullies or road cuts, with more prevalent outcrops on ridges and steeper slopes.

Several portions of the claim area have been recently logged, with the remainder being covered with first and second growth forest consisting of balsam, fir, spruce, hemlock, cedar and occasional white pine and larch.  Thick growths of alder and devil's club are found along creek gullies.

History

Very little historic information can be found on the beryl mineralization in this region.  Rice (1941) reported the occurrence of blue-green beryl crystals, with garnet, tourmaline and magnetite in pegmatite dykes south of Midge Creek (MINFILE 082FSE091).

Geology

The Shaw Creek stock is a late Cretaceous, 130 square kilometre intrusion composing the central to southern one-third of the middle to late Cretaceous multiphase Bayonne Batholith.  The stock is typically light grey to pinkish-grey biotite +/- hornblende granite with abundant K-feldspar megacrysts averaging 2 to 3 centimetres.  Leucoquartz monzonite is locally abundant.

Along the southern and southeastern margins, the Shaw Creek stock is in contact with the Proterozoic Aldridge Formation.  Semipelites of the Aldridge Formation in this area have been metamorphosed to amphibolite facies (sillimanite-kyanite-staurolite), an expression of the deformation related to the formation of the Kootenay Arc.  The western and southwestern limits of the stock are in contact with grey siltites and black argillites of the La France Creek Group, dolomite and argillite of the Mt. Nelson Formation, and polymict conglomerate of the Windermere Group Toby Formation.

Other intrusions in the area include biotite-hornblende-epidote granodiorite of the Jurassic Mine Stock to the southwest, and biotite-muscovite leucomonzogranite of the mid-Cretaceous Steeple Mountain stock to the east.  Eocene Coryell stocks, less than 1 square kilometre, intrude surrounding lithologies approximately 5 kilometres west and northeast of the northernmost extent of the Shaw Creek stock.  Lamprophyre dykes are also noted in the region.

Recent prospecting and the establishment of detailed grids over new showings in the northern and southern sections of the property have delineated geological and geochemical trends to the favourable gem-bearing occurrences.  Highlights of the 2003 summer and fall program are as follows:

North Zone - Laib Creek area (OMG claim group):

Mapping, rock and preliminary soil sampling over a 350 x 300 metre grid has demonstrated discernable geologic and geochemical trends which led to the discovery of two significant new beryl occurrences in outcrop; one located 800 metres east of the gridded area, and another 500 metres southwest of the grid.  Known occurrences in this zone now outline an area of high gem potential in excess of 1500 by 500 metres with southeast trending contacts still unexplored.

In this northern area, beryl crystals are found within abundant pegmatite dykes.  The beryl crystals are pale to medium ice blue to greenish blue in colour and range up to 10 centimetres in diameter.

Detailed observations of beryl occurrences within the grid also led to the discovery of a second style of Aquamarine mineralization.  Ice-blue coloured, translucent to transparent, euhedral Aquamarine crystals, up to 6 mm in diameter, grew within late forming, 10-30 centimetre wide smoky quartz veins containing significant vugs and trace molybdenite.  Beryl crystals from this vein type are some of the best quality on the property and represent a new and important type of exploration target.

South Zone - Topaz Creek area (Toby claim group):

Mapping, rock and soil sampling of this area has outlined a highly prospective zone for Emerald formation.  Deeply coloured greenish-blue beryls (Aquamarine/Emerald) up to 5 x 3 centimetres in size were excavated from a pegmatite dyke at surface known to crosscut mafic rocks which have high chromium content.

Other Zones

Reconnaissance prospecting and sampling also occurred on the Cultus claims (approximately 3 kilometres south of the Laib grid), and on the Columbia and Topaz claim groups (1-2 kilometres southeast of the Toby claims).  New beryl occurrences in outcrop were noted at each location.

Proposed Exploration Program

The proposed exploration program for the Kootenay Gemstone Property consists of prospecting, mapping and specimen collecting.  Specimens will be submitted to an independent gemologist and an appraiser in order to establish the value and marketability of the coloured beryl crystals.

Goldsmith Property, BC

Introduction

The Goldsmith Property contains numerous historic, small scale, high grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park, etc) throughout a 3 kilometre long belt of altered volcanic and sedimentary host rocks.  High grade gold mineralization in the workings is found in numerous quartz veins which range from a few centimetres to 5 metres in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the sulphide altered wall rock between and adjacent to the quartz veins.  Historic reports from the early 1900s expound on the amount and size of free gold within these vein networks.  The 1903 Geological Survey of Canada Summary Report describes the original discovery of the Lucky Jack vein as:

“The quartz is milky to watery white, carrying a little arsenopyrite, galena and pyrite with, in places, very coarse free gold, liberally splashed through it, in bunches, masses, fibres and plates.  The gold occurs in the pure quartz, in the sulphides, surrounding the sulphides, with inclusions of country rock or along the walls.

The vein has afforded many magnificent specimens of native gold, some of the finest ever found in the province.”

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (50,000 issued) and cash payments totalling $110,000 ($5,000 paid subsequent to year end) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (50,000 issued) and payments totalling $110,000 ($5,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith Group and are considered jointly to make up the Goldsmith Property.

Location and Access

The Goldsmith Property is located west of the small community of Poplar Creek along Highway 31, 66 kilometres north of Kaslo, BC.  The claims are located on mapsheets 082K.035 and 045 in the Slocan Mining Division of southeastern British Columbia.

The south side of the claim block (south of Poplar Creek) can be accessed off the Cascade Creek Forest Service Road and the north side of the claim block can be accessed from the Poplar Creek Forest Service Road.

History

The early history of the Goldsmith Property has been relatively well documented starting in the 1890s.  However, many of the historical reports are from newspapers and advertisements and are likely somewhat exaggerated.  One of the best documented geology and history sections of this area is from Geological Survey of Canada Memoir 161 (1929) and states:

“Interest centred on Poplar Creek in 1903 when some exceedingly rich pockets of gold were found in a quartz vein on the Lucky Jack claim, less than 100 yards from the Lardo-Gerrard branch of the Canadian Pacific Railway and 300 yards south of the town.  The pockets contained nuggets which were large enough, according to popular report, “to hang your hat on”.  This necessitated strenuous means of protection and small firearms were apparently called into action. The Lucky Jack was involved in litigation for several years.

Since 1903 much work has been done in the district on gold-quartz veins and on lead-zinc deposits.  The most important gold deposits were found at low elevations in the neighbourhood of Poplar.  The rocks in that vicinity are grey mica schists, slates and carbonaceous schists, green chlorite schists, and greenstone dykes.  Limestone appears a short distance up Poplar Creek.  The strike of the sediments is northwest and their dip varies from 20o to 60o northeast to 60o to 70o southwest.  The dykes vary greatly in size and follow the general strike of the sediments.  In the field the less altered phases are greyish green and fine-grained, massive rocks.  On the Lucky Jack this rock is typically developed and has been confused with quartzite.  Shearing has produced green chlorite schists from which weathering has produced brown spotted, rusty schists by the oxidation of disseminated pyrite grains.  This latter variety is probably what earlier reports called a diabase schist from which gold may be obtained by panning.  A further alteration of the massive rock or the chlorite schist has produced numerous wide bands of carbonate rock composed of iron-magnesium-calcium carbonates with or without chrome mica that, to some extent, resemble a massive dolomite.  The altered greenstones are much in evidence where quartz veins are numerous as on the Bullock and Swede groups.  Indeed, most of the veins lie in this rock.

Under the microscope the less altered varieties of the dykes are seen to consist of phenocrysts of orthoclase and albite in a fine grained ground-mass of quartz and feldspar.  Green biotite, chlorite, and sericite or muscovite are present in variable amounts and magnetite, pyrite and apatite are accessories.  Calcite is ubiquitous.  The rock is most closely allied to the granodiorites or quartz monzonites.”

BULLOCK GROUP

The Bullock gold workings are located on the ridge southeast of Poplar Creek.  The historic workings include 5 adits, aggregating about 350 metres in length, and numerous open cuts.  A short raise has been made from the upper (or No. 1) adit to the surface.

In the vicinity of the Bullock workings the country rock consists of grey micaceous schists, slates and carbonaceous to graphitic schists, chlorite schists and bands of the carbonatized rock produced.  The strata strike northwest and dip 20o to 60o northeast.  Milky white to clear quartz occurs as veins, most of which are 0.5 to 1.5 metres in width and generally conform to the strike of the wall-rocks, but dip at various high angles to the southwest.  Numerous smaller quartz stringers cut across the rocks in all directions.

The better mineralized veins are located above the upper adit and have been followed on surface by open cuts and trenches for several hundred metres (through the Crown King and Goldsmith areas).  These veins vary in width from up to 1.5 metres to 4 metres where two veins intersect.  Pyrrhotite, pyrite and arsenopyrite are irregularly distributed through the veins and small amounts of ankerite are presents.

The No. 1 adit was collared 15 metres below a large vein exposure and was run as a cross cut for 130 metres.  It cuts from the portal in massive, grey carbonate rock, grading on the west in green chlorite schists and followed by a 4 metre band of carbonaceous graphitic schists beyond which is chlorite schist again.  A few lenses and stringers of quartz occur in the carbonaceous schists, but none are present in the chlorite schists.  The vein exposed on surface was encountered at 25 metres from the portal and was drifted on in a southeasterly direction for over 30 metres.  Two veins are present and they persist for 20 metres southeast from the main cross cut, where they are lost in a zone of complex faulting.  The quartz throughout this section is watery, white and usually barren.

A second tunnel, 120 metres northwest along strike from No. 1 adit crosscuts 50 metres of carbonate rock and limey schists and exposes several quartz veins, some of which are weakly pyritic.  Mariposite occurs in some of the quartz.

Northeast of the main adit, numerous veins have been exposed by open cut or short adits.  Those which strike northwest and dip steeply southwest are most persistent.  Many small stringers intersect them and at the junctions several small pockets of high grade mineralization, some containing visible gold, have been found.  Only small amounts of sulphides were seen and pyrite, with lesser galena, being the most common.  Green mariposite (chromium mica) is present in some of the quartz veins and impregnates several of the bands of coarsely crystalline carbonate rock.  Mariposite is often more abundant near the high-grade pockets and therefore may be taken as a rough guide to mineralization.

LUCKY JACK GROUP

At the Lucky Jack workings, carbonaceous schists and dykes of greenstone are cut by quartz veins.  The igneous rock is generally fine grained and massive and most of the veins in it follow joints and are more persistent than in the sediments.  Pyrite is widely disseminated through the rocks.  Shearing has produced schists from parts of the intrusives.

In the upper adit, a 60 centimetre quartz vein follows a joint in the greenstone and is mineralized with pyrite, arsenopyrite and gold.  One of the numerous trenches on the property shows a 1 metre quartz vein in greenstone that has been followed down to where it enters the underlying carbonaceous schists.  In the schists it pinches to 10 centimetres and is very irregular.  Pyrite, arsenopyrite and gold are present.  A short adit at the foot of the hill exposes a small, oxidized quartz stringer in greenstone.  Free gold occurs in some of the iron oxide in the quartz and returns high grade gold assays.

The quartz veins are numerous and contain gold values at irregular intervals.  The smaller veins seem to by somewhat higher grade than the larger ones.  The gold occurs generally with pyrite, arsenopyrite or as native metal.  Often a large quantity of free gold can be seen in the arsenopyrite.  Oxidation and leaching of the sulphide leaves free gold.  The junctions of quartz veins are favourable places for good gold values.

SWEDE GROUP

The Swede Group lies northwest of the Bullock Group and geology and mineralization are similar to that at the Bullock.  Quartz veins carrying pyrite, arsenopyrite and ankerite cut carbonate rock and black carbonaceous slates and schists.  Some of the arsenopyrite is very coarse grained.  The veins are rather irregular.  Spotty gold mineralization returns some very high values.

An historic production report from 1904 (BC Minfile Reports) states that 8 tonnes of ore was shipped from the Swede Group and returned an average of 97.25 g/t gold.

GOLD PARK, OPHIR, OCHRE

The Gold Park, Ophir and Ochre claims are part of the group historically developed by Marquis and Gilbert after 1901.  These are located on the north side of Poplar Creek about 1.5 kilometres west of the townsite.  The geology and mineralization is similar to that described in the workings above.  Arsenopyrite is abundant in some of the quartz veins.

Between 1903 and 1928, reported historic production from the Gold Park workings (BC Minfile Reports) shows that 15 tonnes of ore was shipped an returned an average grade of 93.33 g/t gold and 43.6 g/t silver.

TELLURIDE GROUP

The Telluride workings lies northwest of the Gold Park, Ophir and Ochre claims and consist of three adits.  The adits expose quartz veins striking about 50o west and dipping to the northeast.  They are rather sparingly mineralized with pyrite and variable amounts of gold.  The country rock is grey to black carbonaceous schists with attitudes the same as the veins.

OTHER WORKINGS

Also on Cream’s Goldsmith Property are additional historic (early 1900s) workings called Big Hope, Rio Tinto and Motherlode.  These workings are put in on veins that are base metal rich and contain high values in silver.

Previous Work

Portions of the Goldsmith Property were worked by Westmin Resources in 1980 and 1981.  Work included soil sampling, geological mapping, trenching and diamond drilling.  The 1981 drilling and trenching programs were concentrated on the Lucky Jack and Goldsmith areas.  Trenching and/or drilling returned narrow widths of high grade gold mineralization in both areas.

No significant exploration programs were carried out on the property after 1982, until Cream’s small exploration program in 2003.

Results by Cream

Cream received encouraging assay results from a preliminary sampling program carried out on the Goldsmith Property in 2003.  Historic documents indicate very high gold grades can be obtained from many of the old workings. Cream’s initial exploration program consisted of a small rock grab and chip sampling program designed to confirm the presence of the reported extremely high gold values.

The following table summarizes significant assay results from the initial sampling program on the Goldsmith Property. Several of the historic workings were located and sampled. Generally, grab samples of mineralized rock were collected from waste dump piles adjacent to old adits, shafts or trenches and occasionally, where veins were exposed, chip samples were also taken. Visible gold was noted in five of the grab samples.

Sample	Location	Type	Au (g/t)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)
B1-1	Bullock 1	Grab	0.61	6.5	1,780	2,134	246
B1-2	Bullock 1	60cm chip	1.72	13.7	2,666	2,526	44
B1-3	Bullock 1	Grab	8.35	8.7	3,271	2,030	3,269
B2-3	Bullock 2	Grab	140.16	69.8	675	>9,999	393
B4-1	Bullock 4	Grab	75.27	123.9	217	31,600	52
B4-4	Bullock 4	Grab-VG	9,901.79	619.5	120	77,300	22
CK-1	Crown King	Grab	9.19	45.0	1173	8,274	375
GPR-1	Gold Park Rd	25cm chip	0.95	<0.3	13	11	24
GPR-5	Gold Park Rd	Grab	0.52	<0.3	42	10	38
GS1-1	Goldsmith 1	Grab	6.29	2.8	71	52	3
GS1-4	Goldsmith 1	Grab	36.75	2.3	514	464	6
GS3-1	Goldsmith 3	Grab	7.07	3.2	21	77	45
GS3-2	Goldsmith 3	Grab	13.83	6.2	4,406	157	13
GS3-3	Goldsmith 3	Grab	1.15	14.4	208	2,060	23
LJ1-1	LuckyJack 1	Grab	2.28	<0.1	23	35	70
LJ1-2	LuckyJack 1	Grab-VG	3.10	1.2	4	245	11
LJ2-1	LuckyJack 2	Grab-VG	1.66	0.3	23	50	41
LJ4-1	LuckyJack 4	20cm chip	4.82	0.3	6	30	26
LJ4-2	LuckyJack 4	Grab-VG	49.67	3.1	12	148	37
LJ4-3	LuckyJack 4	Grab-VG	3,888.10	181.6	13	1,503	16
OC-3	Ochre	160cm chip	0.75	0.5	98	<3	67

The two extremely high samples (B4-4 and LJ4-3), located 1.2 kilometres apart, are from the Bullock and Lucky Jack workings. Grab sample B4-4 which assayed 9901.79 g/t gold and 619.5 g/t silver consisted of a 214 gram quartz piece with galena and powdery iron oxide in vugs. A small piece of visible gold was seen in one of the oxide filled vugs. Grab sample LJ4-3 which assayed 3888.10 g/t gold and 181.6 g/t silver, consisted of a 278 gram piece of quartz-arsenopyrite vein with finely disseminated and hairline veinlets of visible gold.

In 2003, Cream also completed a second small, preliminary mapping and rock chip sampling program at Goldsmith. This phase of the exploration program focused on identifying the orientation of the veins or stockwork systems that host the high-grade gold mineralization discovered earlier in the season at the Bullock workings.  This work included detailed mapping and chip sampling of the abundant quartz veins and stockwork zones exposed in historic Bullock #1, #2 and #4 workings.

Results from this small exploration program are very encouraging. At the Bullock #1 and Bullock #2 workings, veins containing high-grade gold and/or silver values were located in place and chip sampled. At the Bullock #1 workings, a 0.8 metre chip sample returned 63.78 g/t gold and 36.2 g/t silver. At the Bullock #2 workings, a 0.5 metre chip sample returned 14.33 g/t gold (see Table below).

Bullock Workings - Chip Sample Results
Sample	Location	Type	Au (g/t)	Ag (g/t)	Pb (ppm)	Cu (ppm)
JB3-B1-13	Bullock #1	0.8m chip	63.78	36.2	4038	1769
JB3-B2-13	Bullock #2	0.5m chip	14.33	2.6	43	486
JB3-B5-1	Bullock #5	1.5m chip	1.46	2.5	741	39681

Proposed Exploration Program

Due to the favourable results for the 2003 sampling program, an expanded exploration program is proposed for the Goldsmith Property in 2004.  Along with continued prospecting and sampling of additional historic workings, not previously located during the 2003 program, grid work will be commencee.  A grid will be established over the 1.5 x 1.5 kilometre area containing most of the historic workings.  This grid will be geochemically and geophysically surveyed accompanied by detailed geological mapping in order to define trench and drill targets.

Stephens Lake Property

The Company has acquired a 30,000-hectare mineral lease in northern Manitoba.  A $16,503 minimum work deposit has been filed with the Manitoba Director of Mines.

During the year ended March 31, 2004, Cream entered jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (ValGold”) (the “Companies”) into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire up to a 70% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba.

In order to facilitate the exploration of the property, the Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement.  The combined property is referred to as the Stephens Lake Property.

Under the terms of the agreement the Companies have granted to BHP options (the “BHP Options”) to acquire firstly, a 51% undivided interest in the Stephens Lake Property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option").  BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement.  This includes a firm commitment of $140,000 in exploration expenditures to be incurred in the first year following the effective date.  In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.  In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture - BHP - 70%; the Company - 10%; Sultan - 10%, and ValGold - 10%.  In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture - BHP - 51%; the Company - 1/3 of 49%; Sultan - 1/3 of 49%; and ValGold - 1/3 of 49%.  If, after the joint venture is formed, a party’s interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party’s interest will convert to a 1% net smelter royalty.

In July 2004 the Company jointly entered into an agreement (the “Agreement”) with 4378831 Manitoba Ltd. (the “Optionor”) to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton.

The Stephens Lake Property is 70 kilometres in length and is situated 100 km east of Gillam, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Thompson Nickel Belt is one of the most important nickel producing regions in the world.  Since its discovery in the late 1950’s, there has been production from five main deposits over a distance of 200 km, with production plus reserves in excess of 170 million tonnes.  The largest deposit is the Thompson deposit, where production plus reserves are estimated to be in excess of 100 million tonnes at an average grade of 2.4% nickel.

BHP is currently flying magnetic and electromagnetic surveys over the expanded property.  This work is expected to generate targets for diamond drill testing.

In the event that BHP exercises both options, a joint venture will be formed with BHP holding 70% and each of the three Companies having a 10% working interest or a 1% net smelter royalty.

Other Properties

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Profit Lake mineral claims located in the Whitefin Lake area in Ontario.  After a work program on the property, the Company determined that the property did not meet its expectations and a total of $12,016 was written off in fiscal 2002.

In June 2000, Cream acquired an option on the Raven mineral claims consisting of 6,600 hectares in modified grid claims, totalling 265 units located on Nootka Island, 50 kilometres west of the community of Gold River situated on the west coast of Vancouver Island, British Columbia.  Prior to fiscal 2004, Cream wrote down the property by $123,552 to a nominal carrying value of $1, and has returned the property to the optionors in fiscal 2004.

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Blue Jay mineral claims located near Stewart, British Columbia.  After a work program on the property, the Company determined that the property did not meet its expectations and a total of $25,898 was written off in fiscal 2002.

3.

Other Investments

In April 2003, Cream entered into an agreement to acquire up to 100% of the outstanding shares of Terra Gaia Inc. (“Terra Gaia”), a private Canadian company.  To complete the transaction, Cream was to complete a financing to raise approximately $3.2 million, which would be advanced to Terra Gaia pursuant to the agreement to be used to build and operate a proposed demonstration plant and provide working capital for Terra Gaia.  In consideration for arranging the financing, Terra Gaia was to issue shares to Cream in an amount equal to 50% of the then outstanding share capital of Terra Gaia.  Upon completion of the full amount of the financing, Cream and Terra Gaia agreed to enter into an arrangement agreement, whereby Cream was to be given the opportunity to acquire the shares of Terra Gaia not then held by Cream, and pursuant to which the Terra Gaia shareholders, other than Cream, would be entitled to exchange their shares for shares in the capital of the Company, pursuant to a Plan of Arrangement under the Company Act (British Columbia).  In July 2002, Cream was unable to make the second payment of $225,000.  Pursuant to this, the agreement with Terra Gaia was terminated.  The Company invested $25,000 for which Cream has received 100,000 common shares of Terra Gaia.

ITEM 6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited financial statements of Cream Minerals Ltd. (“Cream”) for the years ended March 31, 2004, 2003 and 2002, and related notes thereto.  Cream’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 12 to the financial statements, which is summarized below, there are no material differences, for the purposes of the financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  In January 2004, Cream completed a private placement of 2,400,000 units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $1,560,000.  Proceeds from the private placement are being used for the further exploration of the Company’s Nuevo Milenio project in Mexico and for general working capital.  Also during the year ended March 31, 2004, 1,422,974 share purchase warrants were exercised to acquire 1,422,974 common shares, providing $257,446 to the treasury.

Cream’s accounting policy is to capitalize all costs relating to the acquisition, exploration and development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  As at March 31, 2004, Cream has capitalized $1,389,607 (2003 - $527,656) on the acquisition and exploration of mineral property interests.

Until June 30, 2001, Cream received management, office, administrative, and geological services from Lang Mining Corporation ("Lang Mining"), a private company owned by the president of Cream, and reimbursed Lang Mining on a cost plus 15% basis.  Cream also paid to Lang Mining management fees of $7,500 during that year.  The administration fees and services contract with Lang Mining expired on June 30, 2001, but Cream continued with the contract until July 31, 2001.  Effective January 1, 2003, Cream commenced paying Lang Mining $2,500 per month for the services of the President and Chairman of the Company, for a total of $30,000 in fiscal 2004 (2003 - $7,500).  These services are not provided through LMC Management Services Ltd. (“LMC”).

Effective August 1, 2001, Cream contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.

Operating Results

A.

Operating Results

Results of Operations

At March 31, 2004, Cream had working capital of $1,053,260 (March 31, 2003 – working capital deficiency of $478,129), and an accumulated deficit of $14,225,549 (March 31, 2003 - $13,734,680).

Fiscal Year Ended March 31, 2004, Compared to Fiscal Year Ended March 31, 2003

For the year ended March 31, 2004 (“fiscal 2004”), Cream incurred a loss of $490,869 or $0.02 per common share, compared to $1,256,437, or $0.07 per common share for the year ended March 31, 2003 (“fiscal 2003”).  Total operating expenses, before interest income and property write-downs, were $479,719 in fiscal 2004 as compared to $149,400 in fiscal 2003.  Property write-downs were $12,573 in fiscal 2004 and $1,107,374 in fiscal 2003.  In fiscal 2003 Cream wrote down the Kaslo property by $1,103,700 to a nominal carrying value of $1 as no significant exploration activity had been carried out on the property due to financial constraints of the Company for several years.  In addition, costs of $3,674 relating to the Raven mineral property were also written down in fiscal 2003.  Write-downs of $12,573 in fiscal 2004 relate to the Raven property.

Legal, accounting and audit fees increased from $18,871 in fiscal 2003 to $41,717 in fiscal 2004 primarily due to reviews of property agreements and increases in audit costs related to increased regulatory requirements.  Cash costs of salaries and benefits increased from $55,239 in fiscal 2003 to $62,228 in fiscal 2004.  Also included in salaries and benefits for fiscal 2004 is $208,324 in stock-based compensation, with no comparative expense in fiscal 2003.  As a result, total salaries and benefits of $270,552 in fiscal 2004 compare to $55,329 in fiscal 2003.  Salaries and wages paid and other administrative costs related to regulatory requirements are expected to increase in fiscal 2005.

Administration and activity levels were lower in the first three quarters of fiscal 2004 as the Company did not have financing for exploration activities but increased in the fourth quarter when the Company completed a significant equity financing.  Exploration activities commenced and as a result, related accounting and administrative activities also increased.  Shareholder communications increased from $35,334 in fiscal 2003 to $90,511 in fiscal 2004, primarily due to two investor relations’ contracts.  The first contract was with Renmark Financial Communications (“Renmark”), entered into in August 2003.  Renmark was paid $32,000 during fiscal 2004 with no comparable expense in fiscal 2003.  Effective July 31, 2004, the Company has changed the terms of its contract with Renmark to a fee of $1,000 per month.  The Company also entered into an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $10,000 in fiscal 2004 with no comparative expense in fiscal 2003.  Also included in shareholder communications is stock-based compensation of $8,004 in fiscal 2004 and $5,939 in stock-based compensation in fiscal 2003.

Listing and filing fees decreased from $10,149 in fiscal 2003 to $8,639 in fiscal 2004.  Transfer agent fees increased from $6,946 in fiscal 2003 to $9,341 in fiscal 2004 and will likely continue to increase in fiscal 2005 due to increased numbers of shares outstanding and increases in transfer agent fees.  Website, printing, conference fees, and annual general meeting materials and other printing, and other shareholder related costs increased nominally from $18,239 in fiscal 2003 to $19,529 in fiscal 2004.

Travel and conference costs of $532 in fiscal 2003 compare to $21,199 in fiscal 2004, due to increased attendance at conferences and travel to the Nuevo Milenio property in Mexico.  Foreign exchange losses of $9,750 in fiscal 2003 compare to foreign exchange losses of $10,949 in fiscal 2004.  Most of the Company’s exploration in fiscal 2004 was conducted in Mexico and the Company’s funds are subject to exchange rate differences charged by the banks in Canada and Mexico for funds wired in United States dollars.

In fiscal 2004 management fees of $30,000 were paid to Lang Mining for the services of the president and chairman, pursuant to an agreement dated January 1, 2003, compared to $7,500 in fiscal 2003.  These services are not provided through LMC Management Services Ltd. (“LMC”).

Fiscal Year Ended March 31, 2003 Compared to Fiscal Year Ended March 31, 2002

For the year ended March 31, 2003, Cream incurred a loss of $1,256,437 or $0.07 per common share, compared to $306,380, or $0.02 per common share for the year ended March 31, 2002 (fiscal 2002).  Total operating expenses, before interest income and mineral property write-downs were $149,400 in fiscal 2003 as compared to $146,121 in fiscal 2002.  In fiscal 2003 Cream wrote down the Kaslo property by $1,103,700 to a nominal carrying value of $1 as no significant exploration activity had been carried out on the property due to financial constraints of the company for several years.  Total mineral property write-downs in fiscal 2003 totalled $1,107,374 as compared to write-downs in fiscal 2002 of the Profit Lake, Blue Jay and Raven mineral property interests for a total of $161,466.

Legal, accounting and audit fees decreased from $34,481 in fiscal 2002 to $18,871 in fiscal 2003.  Certain accounting functions were performed by a contractor in fiscal 2002, but are now performed by employees.  As a result, the decrease in legal, accounting & audit fees is offset by an increase in salaries and benefits from $48,952 in fiscal 2002 to $55,239 in fiscal 2003.  Office and administration expenses have decreased from $30,765 in fiscal 2002 to $10,652 in fiscal 2003, due to the Company’s continuing efforts to decrease overhead.

Shareholder communications increased from $22,287 in fiscal 2002 to $35,334 in fiscal 2003.  Listing and filing fees increased from $8,507 in fiscal 2002 to $10,149 in fiscal 2003.  Transfer agent fees increased from $6,274 in fiscal 2002 to $6,946 in fiscal 2003.  Website, printing, news release dissemination, and other related costs increased from $7,506 in fiscal 2002 to $18,239 in fiscal 2003.  Stock option compensation of $5,939 is included in fiscal 2003 with no comparative expenditure in fiscal 2002.  Annual report and proxy solicitation costs are also included in shareholder communications expenses, as are the costs of preparing maps and other figures used for display purposes.  The Company had no investor relations’ consultants under contract for fiscal 2002 or fiscal 2003.

Travel and conference costs of $845 in fiscal 2002 compare to $532 in fiscal 2003.  Management fees of $7,500 were paid to Lang Mining Corporation (“Lang Mining”), a private company controlled by the president of the Company, in fiscal 2003 for the services of the president and chairman.  No management fee was paid to Lang Mining in fiscal 2002.  Foreign exchange losses of $9,750 in fiscal 2003 compare to foreign exchange gains of $4,964 in fiscal 2002.  The gains in fiscal 2003 were primarily due to a $21,017 foreign exchange adjustment in December 2002 related to transactions relating to operations in Mexico.  Other exchange gains and losses relate primarily to foreign currency denominated liabilities that have not yet been paid.

Three Months Ended March 31, 2004, Compared to Three Months Ended March 31, 2003

For the three months ended March 31, 2004 (“Q4 2004”), Cream incurred a loss of $218,388 or $0.01 per common share, compared to a loss of $1,166,677, or $0.06 per common share for the three months ended March 31, 2003 (“Q4 2003”).  Total operating expenses, before interest income, were $216,596 in Q4 2004 as compared to $63,110 in Q4 2003.  In Q4 2003, there was a $40,894 foreign exchange loss related to transactions associated with operations in Mexico compared to a loss of $10,557 in Q4 2004.

Legal, accounting and audit fees increased from $651 in Q4 2003 to $28,068 in Q4 2004, primarily due to timing of the annual audit, and increased legal fees related to reviews of corporate governance, property agreements and other regulatory requirements.  Salaries and benefits increased from $5,473 in Q4 2003 to $121,608 in Q4 2004.  This is a result of increased exploration activity, and the related increase in administration and accounting activity that occurs when exploration activity increases.  Also included in Q4 2004 is $99,633 in stock-based compensation to directors and employees that is a non-cash item.  In Q4 2003, there was no stock-based compensation included in salaries and benefits.

Shareholder communications increased from $6,811 in Q4 2003 to $29,656 in Q4 2004, primarily due to stock-based compensation of $8,004 paid to the principal of Arbutus, cash payments of $6,000 made to Arbutus, and cash payments of $12,000 made to Renmark.  Renmark and Arbutus are at arms length to the Company.  The Company had no investor relations’ consultants under contract in Q4 2003.

The major shareholder of the Company, Mr. Frank A. Lang, provided funding for the Company until the completion of two recent financings.  Repayment of these advances was made from unallocated working capital.

A refund of $239 for listing and filing fees was received in Q4 2004 compared to an expense of $3,750 in Q3 2003.  Transfer agent fees increased from $783 in Q4 2003 to $4,856 in Q4 2004 due to price increases, a financing and more share activity.  Website, news release dissemination, printing, answering investor queries, and other related costs increased from $4,764 in Q4 2003 to $11,109 in Q4 2004.  Included in this figure is stock-based compensation of $8,004 in Q4 2004 and $2,163 in stock-based compensation in Q4 2003.

Travel and conference costs of $13,606 in Q4 2004 compare to $nil in Q4 2003.  Management travel to Mexico has increased during the period and a representative of the Company attended a conference during the period.  In Q4 2004 and Q4 2003, management fees of $7,500 were paid to Lang Mining for the services of the president and chairman, pursuant to an agreement dated January 1, 2003.

Long-Term Debt and Other Commitments

Cream has no long-term debt.  Cream has several mineral property interests under option, where cash and share payments are required to be made pursuant to the terms of the option agreements.  The Company must make cash payments of $40,000 and issue 200,000 common shares in fiscal 2005 to maintain the mineral property interests held at March 31, 2004, in good standing.  Subsequent to March 31, 2004, cash payments of $20,000 have been made and 100,000 common shares have been issued pursuant to the various option agreements.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.

Management Services Contracts and Related Party Transactions

Effective January 1, 2003, Cream commenced paying Lang Mining Corporation $2,500 per month for the services of the President and Chairman of the Company, for a total of $30,000 in fiscal 2004 (2003 - $7,500).  These services are not provided through LMC Management Services Ltd. (“LMC”).

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.  During the years ended March 31, 2004 and 2003, $123,623 and $96,555 were paid to LMC, respectively.  These totals include salaries and benefits and cost recoveries.

Investing Activities and Capital Expenditures

During the year ended March 31, 2004, Cream expended $157,395 on the acquisition and $717,128 on exploration and development costs on the Nuevo Milenio, Raven, Kootenay, Goldsmith, Lucky Jack and Stephens Lake properties.

Exploration expenditures on the Nuevo Milenio Property in fiscal 2004 included $350,919 on drilling, $168,573 on geological, $53,383 on site activities, $15,169 on assays and analysis, and $51,818 on travel and accommodation.  Other exploration expenditures in fiscal 2004 include $72,384 on exploration of its British Columbia properties.  This included $8,480 on assays and analysis, $53,377 on geological services and $10,427 on travel and accommodation for the properties held in British Columbia.  The Company expended $30,042 on staking and acquiring claims forming part of the Stephens Lake property in Manitoba, and also expended $4,234 on geological related costs in fiscal 2004.

Current assets increased to $1,269,340 at March 31, 2004, as compared to $24,301 at March 31, 2003.  The Company is able to meet its current commitments of $216,080 (March 31, 2003 - $502,430) from current existing cash balances, due to the closing of a private placement in February 2004 and the exercise of warrants during the year.

The market value of investments in marketable securities was $58,023 at March 31, 2004, as compared to $33,335 at March 31, 2003, primarily due to the volatility of the marketable securities held.  The book value of these securities is $43,894.  These investments include shares with a book value of $41,796 that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

Kootenay Gemstone Properties (formerly known as Bayonne Aquamarine)

Cream has the right and option to earn 100% interest in the Kootenay Gemstone properties by making payments totalling $100,000 and issuing 500,000 common shares over four years as follows: Cash payments of $5,000 on regulatory approval (paid), $5,000 at the end of six months (paid), $10,000 at the end of 12 months (paid), and

$20,000, $30,000 and $30,000 at the end of 24, 36 and 48 months respectively, from the date of regulatory approval.  Share payments include 100,000 common shares upon regulatory approval (issued) and each twelve-month interval thereafter to a total of 500,000 common shares (200,000 issued).

Stephens Lake Property

Cream entered into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three mineral exploration licenses (Numbers 64, 65 and 66) in the Province of Manitoba.  Initially, the three exploration licenses were held by Cream, Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”).  In order to facilitate the exploration of the property, the companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement.  The combined property will be referred to as the Stephens Lake Property.

Under the terms of the agreement the companies granted to BHP the options (the “BHP Options”) to acquire:

  a 51% undivided interest in the Stephens Lake Property (the "First Option"); and

  a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest;

BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.  In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement.  This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date.  In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and Cream, Sultan and ValGold will each have a 10% working interest in the joint venture, with BHP having a 70% working interest.

In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies will have the following working interests in the joint venture: BHP - 51% and Cream, Sultan and ValGold each with 1/3 of the remaining 49%.  If after the joint venture is formed a party’s interest falls to 10% or less, that party’s interest will convert to a 1 % net smelter royalty.  The Company also entered into an agreement to acquire the Trout claims subsequent to March 31, 2004, with Sultan and ValGold.  Details of this transaction are described under the subsequent event note (Note 14) of the Audited Annual Financial Statements for the year ended March 31, 2004.

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (50,000 issued) and cash payments totalling $110,000 ($5,000 paid) over six years.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (50,000 issued) and payments totalling $110,000 ($5,000 paid) over six years.

Financing Activities

During fiscal 2004, the Company completed a private placement of 2,400,000 units (the “Units”) at a price of $0.65 per Unit, for gross proceeds of $1,560,000.  Each Unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  One whole share purchase warrant entitles the holder to purchase one additional common share until February 19, 2005, at an exercise price of $0.75 per common share.  The Company paid a commission of 4.24% in cash, and 3.76% in Units.  Agent’s warrants exercisable for a period of one year from closing at an exercise price of $0.75, a cash administration fee and a corporate finance fee of 35,000 corporate finance Units were also paid.  During fiscal 2004, the Company also completed a non-brokered private placement with several placees for 1,500,000 units at $0.30 per unit for gross proceeds of $450,000.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to acquire one additional share at an exercise price of $0.40 per share until November 13, 2004.  Proceeds from the private placements are being used for the further exploration on the Company’s Nuevo Milenio project in Mexico and for general working capital.

During fiscal 2004, 1,422,974 share purchase warrants were exercised to acquire 1,422,974 common shares, providing $257,446 to the treasury.

Prior to the closing of the two private placements noted above and due to the Company’s inability to meet its financial commitments, the Company had relied on its major shareholder for financial support.  To improve the working capital position of the Company, 2,209,256 common shares were issued to three related parties at a price of $0.15 per share in the year ended March 31, 2004, in settlement of indebtedness in the amount of $331,388.During fiscal 2004, there were 1,230,300 stock options granted to directors, employees and consultants to Cream at $0.54 per share expiring on December 18, 2008.  During fiscal 2004, 303,000 stock options were exercised at prices ranging from $0.10 to $0.30, and 60,000 stock options were cancelled.

At the time of the grant of the stock options in December 2004, it was determined that a portion of the grant, or 700,000 stock options, would require disinterested shareholder approval at the Company’s Annual General Meeting to be held on September 21, 2004.  It is proposed that the number of options under the plan be increased from 2,685,000 to 4,750,000 common shares.  The plan allows for a vesting of all options granted under the plan as follows: 25% on grant, and 25% every six months thereafter.  No change is to be made to any of the other terms of the stock option plan.  A Black and Scholes valuation of the vested portion of the stock options, (using an estimated life of three years, a 2.23% interest rate and a volatility of 131.17% is $124,974), is included in expenses and capitalized geological costs.

Of Cream’s issued and outstanding shares, no shares were held in escrow at March 31, 2004, 2003 or 2002.

Financial Constraints

All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream will continue to have to rely on financing to carry on its proposed exploration programs for fiscal 2005.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize its project exploration to fit within cash availability.  Cream’s primary exploration focus is currently on the Nuevo Milenio property in Mexico and the Goldsmith and Kootenay Gemstone properties in British Columbia.

With respect to its Kaslo Silver property, Cream has planned a $3 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling and bulk sampling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the property.  This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2004.  The Company completed a drilling and exploration program in May 2004.  Exploration results are detailed in the mineral property section of this annual report.  Exploration programs on the Company’s mineral property interests are contingent on satisfactory exploration results and the ability of the Company to obtain financing, as the Company has no other source of revenue.

The Company’s ability to continue in operation has generally been dependent on the continuing support of its creditors, funding from related parties, and the Company’s ability to secure additional financing.  While it has been successful in securing additional financing in the past, there can be no assurance that it will be able to do so in the future.  Accordingly, these financial statements do not reflect adjustments to the carrying value of assets and liabilities and balance sheet classifications that would be necessary if going concern assumptions were not appropriate.  Some adjustments could be material, and as the Company is dependent on external sources of financing, there may be significant doubt about the ability of the Company to continue as a going concern in future periods.

Financial Instruments

Cream holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.  Excess funds on hand, over and above planned expenditures are invested in Government of Canada or like debt obligations and other short term cash investments pending the requirement for the funds.

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.  As of the end of the fiscal 2004-year Cream estimates the minimum cost of maintaining its corporate administrative activities at approximately $15,000 per month, based on current levels of activity.  Accordingly Cream’s management estimates that a minimum of $450,000 will be needed to maintain its corporate status and assets over the ensuing two-year period, including minimal exploration and claims related activity.  Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream is in the process of attempting to raise additional financing to complete its proposed exploration programs for fiscal 2005.  In the event that market conditions prevent Cream from receiving additional external financing if required, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

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

Cream has made all share and cash commitments on the mineral property interests currently held.  It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

Cream prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that it would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The major differences between Canadian and U.S. GAAP, which affect Cream’s financial statements, are described below:

(a)

Exploration expenses

Under U.S. GAAP, Cream would record its interest in mineral properties at cost.  Exploration and development costs incurred on a mineral property interest are expensed unless the property has economically recoverable reserves at which time further exploration and development costs are deferred.  At this stage, Cream has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under U.S. GAAP, all exploration costs incurred during the year are to be expensed.  Had Cream presented its financial statements in accordance with U.S. GAAP, the balance of Mineral Property Interests for the years ended March 31, 2004, 2003, and 2002, would have been $187,151, $29,755,and $169,313, respectively.

Furthermore, under U.S. GAAP, the costs of acquisition of mineral property rights are generally classified as intangible assets and should be amortized over their useful life which, in the case of a mineral right on a property without proven and probable reserves, is the lesser of the period to expiry of the right and the estimated period required to develop or further explore the mineral assets.  Under Canadian GAAP, costs of acquiring mineral rights may be considered as tangible property.  As a result, for U.S. GAAP purposes, the Company is amortizing the cost of its mineral property interests.

(b)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.

This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2004 and 2003.

(c)

Asset retirement obligation

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of long-lived assets, except for certain obligations of leases.  SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded an entity capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002, with earlier application encouraged.  The adoption of SFAS No. 143 does not have a material impact on the Company’s financial position.

(d)

Stock-based compensation

Fair value accounting for stock-based compensation was adopted by the Company under Canadian GAAP effective April 1, 2002, which substantially harmonized Canadian GAAP with U.S. GAAP.

(e)

Accounting for impairments

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.  Although retaining many of the fundamental recognition and measurement provisions of SFAS No. 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale.  The statement also supersedes certain provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred rather than as of the measurement date, as presently required.  As required by SFAS No. 144, the Company adopted this new statement on March 1, 2002.  The adoption of SFAS No. 144 did not have a material impact on the Company’s financial position, results of operations or cash flows.

(f)

Costs of exit or disposal of activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires that the liability for a cost associated with an exit or disposal activity is recognized at its fair value when the liability is incurred.  Under previous guidance, a liability for certain exit costs was recognized at the date that management committed to an exit plan, which was generally before the actual liability had been incurred.  As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the Company does not expect the adoption of this Statement to have a material effect on its financial statements.

C.

Research and development expenditures, patents and licenses

Cream is a resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.

Trend Information

As a natural resource exploration company, Cream’s activities are cyclical as metals prices have traditionally been cyclical in nature.  The recent trend for metals prices, however, has been somewhat volatile for gold and silver.

From a historical perspective Cream has strategically focused its exploration activities on potential silver based prospects.  In a recent study conducted on behalf of the Silver Institute in Washington. D.C. by GFMS Limited, total supply rose slightly in 2003, primarily because of higher scrap and official sector selling.  Mine production declined a fraction in 2003 to reach an estimated 595.6 million ounces, while scrap supply increased to 196.1 million ounces.  Production of silver in the United States continues to decline.  Worldwide government sales reached 82.6 million ounces in 2003, which was a large 35% increase, reversing the 29% fall in 2002.  China was largely behind both the decline in 2002 and the rise in 2003.  Looking forward, the key variables for the price of silver over the rest of 2004 will be fabrication, investment demand and government stock sales.  The Silver Institute concludes that government stock sales are unlikely to increase from their 2003 level, and could well decline.  Silver demand for fabrication is expected to continue to provide support for the price as long as the upswing in global industrial production continues; however, if expectations of renewed economic weakness are correct, the upswing may not be sustained through the end of the year.  Since 1990, the first year in which demand exceeds supply, to the end of 2002, over 1.57 billion ounces of silver were consumed from reported and undisclosed inventories.

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

Globally, exploration expense specifically for silver has declined over the last 5 to 8 years. With the ever-growing supply deficit, the demand for new low cost silver producing mines is becoming more important.  While Cream’s management is not in a position to forecast economic trends, management is aware that widely read business periodicals continue to predict economic softness so it is difficult to anticipate a near term recovery in the price of gold and silver.

Gold prices, according to the London P.M. Fix, averaged U.S. $363/oz in 2003, and have strengthened in 2004 to an average of U.S. $401/oz as of August 11, 2004.  According to the London P.M. Fix, silver prices averaged U.S.$4.88/oz in 2003, and have averaged U.S$6.53/oz to August 11, 2004.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to Cream’s ability to continue as a going concern.  Although Cream has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

E.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than the leases and mineral property option payments as disclosed in the tabular disclosure of contractual obligations.

F.

Tabular disclosure of contractual obligations

The Company has no long-term obligations.  All mineral option payments and share issuances are at the option of the Company, and are made pursuant to the option agreements, and upon exploration results that warrant additional work.  The following table summarizes the Company’s option payments that may be made at the option of the Company, on its mineral property interests at March 31, 2004 (2):

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total

Kootenay Gemstone Property option	$ 20,000	$ 30,000	$ 30,000	$ --	$ --	$ --	$ 80,000
Goldsmith Property option	10,000	15,000	20,000	20,000	20,000	20,000	105,000
Lucky Jack option	10,000	15,000	20,000	20,000	20,000	20,000	105,000
	$40,000	$60,000	$70,000	$40,000	$40,000	$40,000	$290,000

(1)

Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Cream’s rights to a particular property.

(2)

Subsequent to March 31, 2004, the Trout Lake property was acquired.  Pursuant to the terms of the option agreement, an initial payment of $3,333 was made in July.  Payments of $6,666, $13,333, and $13,333 are due in July of 2005, 2006 and 2007, respectively.

G.

Safe harbour

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.  Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.  Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, conclusions or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 3 in the section entitled “Risk Factors”.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

ITEM 7

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name, Position and Place of Residence	Age	Date First Elected or Appointed
Frank A. Lang, President President, Chief Executive Officer and Director	80	1966
William J. Witte Director (to September 21, 2004)	49	1989
Arthur G. Troup Vice President, Exploration and Director	61	1987
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	69	Director since 2001; Sole Administrator since 2000
Sargent H. Berner Director	63	1987
Ronald M. Lang Director (to September 21, 2004)	43	1997
Shannon M. Ross CFO and Corporate Secretary	52	2000

(1)

The information as to shares beneficially owned or controlled is furnished by the respective directors as at August 31, 2004.

All directors have a term of office expiring at the next annual general meeting of Cream which is to be held on September 21, 2004.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

FRANK A. LANG, P.Eng. President, Chief Executive Officer & Director

Director of Emgold Mining Corporation, Sultan Minerals Inc., and ValGold Resources Ltd.; Director of Aurizon Mines Ltd., Acrex Ventures Ltd., Abington Ventures Inc., all companies involved in the mining industry.

ARTHUR G. TROUP, P.Eng. Director and Vice President Exploration & Development

Geologist, Engineer/Geochemist; President and Director of Sultan Minerals Inc.; Vice-President of Exploration for Emgold Mining Corporation and ValGold Resources Ltd. Director of Acrex Ventures Ltd. and Altima Resources Ltd., all companies involved in the mining industry

WILLIAM J. WITTE, P.Eng. Director (to September 21, 2004)

President and Director of Emgold Mining Corporation; Independent businessman involved with the evaluation, financing, development and operation of mineral exploration properties and mines, and also real estate investments.  Director of ValGold Resources Ltd.

RONALD M. LANG Director	Self-employed businessman.
SARGENT H. BERNER Director	Partner of DuMoulin Black, Barristers & Solicitors; other directorships include ValGold Resources Ltd.; Emgold Mining Corporation, Aurizon Mines Ltd., Sultan Minerals Inc. and Arrabbiata Capital Corp.
ROBIN M. MERRIFIELD, CA Director (since September 21, 2004)	Business consultant since 2001; from 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.
FERDINAND HOLCAPEK, P. Eng. Director and Sole Administrator and Director General of Cream Minerals de Mexico	Geologist, Sole Administrator and Director General of Cream Minerals de Mexico S.A. de C.V.; Prior to December 31, 2001, Sole Administrator and Director General of Valerie Gold de Mexico, S.A. de C.V.
SHANNON M. ROSS, B.Com, CA Chief Financial Officer and Corporate Secretary	Chief Financial Officer of ValGold Resources Ltd., Sultan Minerals Inc., and Emgold Mining Corporation; Director of Quartz Mountain Resources Ltd. and Arrabbiata Capital Corp.

B.

Compensation

Cream has no arrangements, standard or otherwise, pursuant to which directors are compensated by Cream or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.  Stock options are a significant component of the compensation received by the directors and serve to provide incentive to such individuals to act in the best interests of Cream and its shareholders.  Cream does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.  Cream granted stock options to its directors, officers and employees during the most recently completed financial year.  The purpose of granting such options is to assist Cream in compensating, attracting, retaining and motivating the Directors of Cream to closely align the personal interests of such persons to that of the shareholders.

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

During Cream’s financial year ended March 31, 2004, the aggregate direct remuneration paid or payable to Cream’s directors and senior officers by Cream and its subsidiaries, all of whose financial statements are consolidated with those of Cream, was $124,147.  This figure includes $30,000 paid to Lang Mining Corporation, $77,694 paid to the director and sole administrator of Cream Minerals de Mexico, S.A. de C.V. and $16,453 paid to the officers of Cream, other than the fees paid to the President and Chief Executive Officer and the sole administrator of the Company.  The portion of remuneration received through LMC Management Services Ltd., which is attributable to Cream’s affairs totalled $16,453 for the year ended March 31, 2004.

Frank A. Lang, President and Chairman of the Board of Directors and a director of Cream, Ferdinand Holcapek, Sole Administrator, Cream Minerals de Mexico, S.A. de C.V., Arthur G. Troup, Vice President exploration and a director of Cream and Shannon Ross, Cream’s Secretary and Chief Financial Officer, are each a “Named Executive Officer” of Cream for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Cream’s three most recently completed financial years is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or		All other
Name					Option/	Restricted	LTIP	Compensa-
and		Salary	Bonus	Other Annual	SAR's	Share Units	Payouts	tion
Principal		($)	($)	Compensation	granted
Position	Year			($)	(#)	($)	($)	($)
Frank A. Lang, President and Director	2004	30,000	Nil	Nil	100,000	Nil	Nil	Nil
	2003	7,500	Nil	Nil	170,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
William J. Witte Executive Vice President and Director	2004	2,731	Nil	Nil	100,000	Nil	Nil	Nil
	2003	13,397	Nil	Nil	100,000	Nil	Nil	Nil
	2002	14,391	Nil	Nil	Nil	Nil	Nil	Nil
Arthur G. Troup Vice President Exploration and Director	2004	6,653	Nil	Nil	100,000	Nil	Nil	Nil
	2003	1,851	Nil	Nil	75,000	Nil	Nil	Nil
	2002	14,391	Nil	Nil	Nil	Nil	Nil	Nil
Ferdinand Holcapek Sole Administrator, Cream Minerals de	2004	77,694	Nil	Nil	100,000	Nil	Nil	Nil
	2003	29,445	Nil	Nil	100,000	Nil	Nil	Nil

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers and directors exercised the following stock options in respect of Cream’s shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable*	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang and Dauntless Developments Ltd.	Nil	Nil	288,600/100,000	130,028/4,000
Ferdinand Holcapek	Nil	Nil	150,000/100,000	67,000/4,000
William J. Witte	Nil	Nil	210,000/100,000	85,800/4,000
Sargent H. Berner	Nil	Nil	150,000/100,000	67,750/4,000
Ronald M. Lang	Nil	Nil	150,000/100,000	67,000/4,000
Arthur G. Troup	Nil	Nil	150,000/100,000	68,250/4,000
Shannon M. Ross	Nil	Nil	150,000/100,000	69,500/4,000

*The Company has issued 700,000 stock options to directors and officers pursuant to shareholder approval of the increase in stock options authorized under the plan.

Option Grants During the
Most Recently Completed Financial Year

The Company’s current option plan allows for the issuance of 2,685,000 stock options.  Of the options granted during the year ended March 31, 2004, 530,300 stock options were granted to management company employees and consultants and were the allowable remaining to be issued under the current plan.  It is proposed that the number of options under the plan be increased from 2,685,000 to 4,750,000 common shares.  The increase in the number of shares will be subject to disinterested shareholder approval at the annual general meeting of the Company to be held on September 21, 2004.  The plan allows for a vesting period of all options granted under the plan as follows:  25% on grant, and 25% every six months thereafter.  There are no changes to be made to the terms of the stock option plan.  The Company has issued 700,000 stock options to directors and officers pursuant to shareholder approval of the increase in stock options authorized under the plan.  The Plan provides that the number of common shares under the Plan, together with all of Cream’s other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding common shares.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis.

The purpose of the Plan is to allow Cream to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of Cream.  The granting of such options is intended to align the interests of such persons with that of Cream.  Options will be exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to the Emgold or its subsidiaries

The Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

For the purposes hereof, an "insider" is a director or senior officer of Cream, a director or senior officer of a company that is itself an insider or subsidiary of Cream, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of Cream extends to securities carrying more than 10% of the voting rights attached to all Emgold’s outstanding voting securities.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

Stock Options Outstanding

(at August 31, 2004)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Emgold and Subsidiaries

Frank A. Lang President and Chief Executive Officer and Director	80,000	0.10	September 29, 2000	September 29, 2005
	170,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
(in name of Dauntless Developments Ltd.)	38,600	0.10	September 29, 2000	September 29, 2005
	388,600
William J. Witte Director	60,000	0.10	September 29, 2000	September 29, 2005
	100,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	260,000
Arthur G. Troup Vice President Exploration and Director	75,000	0.10	September 29, 2000	September 29, 2005
	75,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	250,000
Shannon M. Ross Chief Financial Officer and Corporate Secretary	100,000	0.10	September 29, 2000	September 29, 2005
	50,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	250,000
Sargent H. Berner Director	65,000	0.10	September 29, 2000	September 29, 2005
	85,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	250,000
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	50,000	0.10	September 29, 2000	September 29, 2005
	100,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	250,000

Ronald M. Lang Director	50,000	0.10	September 29, 2000	September 29, 2005
	100,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	250,000
Total Directors/Officers (7 persons)	1,898,600
Total Employees/Consultants (17 persons)	777,300
Total Directors/Officers/ Employees/ Consultants	2,675,900

There were 303,000 stock options exercised in fiscal 2004.  In the year ended March 31, 2004, 1,230,300 stock options were granted at a price of $0.54 to employees, officers, consultants and directors.  Of these stock options, 700,000 were granted to directors and officers.  In the five months ended August 31, 2004, 62,000 stock options were exercised at a price of $0.10, 67,000 stock options were exercised at a price of $0.15, and 50,000 stock options with an exercise price of $0.30, expiring June 11, 2004, expired, unexercised.

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

Securities Held by Insiders

As at August 31, 2004, the directors and officers of Cream held as a group, directly and indirectly, ownership or control of 14,784,507 fully-diluted common shares (41.91%).  To the knowledge of the directors and officers of Cream, as at such date, there were no persons exclusive of Frank A. Lang holding more than 10% of the issued common shares.

C.

Board Practices

All directors were elected at the September 21, 2004, annual general meeting and have a term of office expiring at the next annual general meeting of Cream to be held in September 2005.  Mr. William J. Witte did not stand for re-election.  Mr. Robin Merrifield, a nominee director, was elected to the board.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Cream and its subsidiaries during the financial year ended March 31, 2004, for their services in their capacity as directors and consultants except as herein disclosed.

During the financial year ended March 31, 2004, there were no other stock options granted to directors other than those disclosed above.

William J. Witte, Ronald Lang, and Sargent H. Berner were members of Cream’s audit committee until September 21, 2004.  The audit committee is elected annually by the directors of Cream at the first meeting of the board held after Cream’s annual general meeting.  Its primary function is to review the financial statements of Cream before they are submitted to the board for approval.  The audit committee is also available to assist the board if required with matters relating to the appointment of Cream’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.  Cream has no remuneration committee.  Mr. Robin Merrifield was appointed to the audit committee in addition to Mr. Berner and Mr. Ronald Lang on September 21, 2004.

D.

Employees

At August 31, 2004, Cream had no employees in its head office and contracts staff on an as needed basis.  Cream’s functions are primarily administered through LMC Management Services Ltd. (“LMC”) (see Item 7).  CMM, Cream’s subsidiary in Mexico has less than ten employees.

E.

Share Ownership

Common Shares (fully diluted) at August 31, 2004

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
Frank A. Lang	4,768,580/4,799,373 (1)	27.38%
William J. Witte	650,950/10,000 (2)	1.89%
Ferdinand Holcapek	2,277,037(3)	6.52%
Arthur G. Troup	377,400/156,000(4)	1.53%
Ronald M. Lang	568,167/362,000(5)	2.66%
Sargent H. Berner	420,000(6)	1.20%
Shannon M. Ross	255,000(6)	0.73%
	9,317,134/5,327,373	41.91%

*Based on 34,790,845 shares outstanding as of August 31, 2004, including stock options and warrants that were exercisable on that date.

(1)

Of these shares, 350,000 represent stock options in the name of Frank A. Lang, and 38,600 stock options are in the name of Dauntless Developments Ltd.  Of the indirect ownership, 688,470 are held in the name of Dauntless Developments Ltd., 215,900 are held in the name of Mark Management Ltd., and 3,856,403 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(2)

Of these shares, 260,000 represent stock options.

(3)

Of these shares, 250,000 represent stock options.

(4)

Of these shares, 250,000 represent stock options.  The common shares held indirectly are in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(5)

Of these shares, 250,000 represent stock options.  The common shares held indirectly are in the name of Peachland Market Ltd., a private company controlled by Ronald M. Lang.

(6)

Of these shares, 250,000 represent stock options.

ITEM 8

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Cream’s securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of August 31, 2004, Cream had authorized 500,000,000 common shares without par value of which 28,930,659 were issued and outstanding.

As of August 31, 2004, the only registered holders of 5% or more of the common shares of Cream were Frank Lang with 4,508,580 common shares held directly and 4,760,773 common shares held indirectly, and Ferdinand Holcapek with 1,924,037 common shares held directly.  All other known shareholders with greater than 5% are brokerage clearinghouses.

As of August 31, 2004, directors and officers of Cream as a group (seven persons) owned or controlled an aggregate of 12,975,907 common shares (44.83%) of Cream, or 14,784,507 shares (41.91%) on a fully diluted basis.

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

As of August 31, 2004, there were 652 registered shareholders of record holding a total of 28,930,659 common shares of Cream.  To the best of Cream’s knowledge there were 210 registered shareholders of record with registered addresses in Canada, 429 shareholders of record with registered addresses in the United States and 13 shareholders of record with registered addresses in other countries holding approximately 27,103,012 (93.68%), 1,699,307 (5.87%) and 128,340 (0.45%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2004, except as in Item 7 D – Management Agreement with Lang Mining.

Management Agreements

Effective January 1, 2003, the Company recommenced paying a management fee of $2,500 per month to Lang Mining Corporation (“Lang Mining”).  Until June 30, 2001, Cream received management, office, administrative, and geological services from Lang Mining, a private company owned by the president of Cream, and reimbursed Lang Mining on a cost plus 15% basis.  Cream also paid to Lang Mining a monthly management fee of $2,500, until June 30, 2001.  The administration fees and services contract with Lang Mining expired on June 30, 2001, but Cream continued with the contract until July 31, 2001.

Lang Mining is a private company of which Frank A. Lang is the President, a Director and a major shareholder.

Since August 1, 2001, Cream has had its management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”) a private company held with a group of other public companies, to provide services at cost to the various public companies currently sharing office premises.  LMC is a private company held jointly by four public companies.  Each public company holds a 25% interest in LMC.  The effective value of the share held is $1.

C.

Interests of Experts and Counsel

Not applicable.  Legal fees of $32,048 (2003 - $6,958; 2002 - $14,530) were paid to DuMoulin Black, Barristers and Solictors.  A director of the Company is a partner of the law firm.

ITEM 9

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See “Item 18 Financial Statements”.  The consolidated financial statements as required are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan and Company, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

1.

Legal Proceedings

Cream is not involved in any litigation or legal proceedings and to Cream’s knowledge; no material legal proceedings involving Cream or its subsidiary are to be initiated against Cream.

2.

Dividend Policy

Cream has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future.  All funds of Cream are being retained for working capital and exploration of its Projects.

B.

Significant Changes

There are no significant changes of financial condition since the most recent audited financial statements included within this Annual Report.  Interim financial statements are incorporated into the financial statements included herein.

ITEM 10

THE OFFER AND LISTING

A.

Offer and Listing Details

1.

Trading Markets

The tables below list the high and low prices for common shares of the Company for the past three years and for the current fiscal year to August 31, 2004:

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2004 (to Aug. 31, 2004)	0.90	0.27
2003	0.69	0.10
2002	0.23	0.06
2001	0.19	0.06
2000	0.55	0.12

By Quarter
Calendar 2001
First Quarter	0.23	0.10
Second Quarter	0.17	0.10
Third Quarter	0.18	0.10
Fourth Quarter	0.13	0.07

Calendar 2002
First Quarter	0.19	0.06
Second Quarter	0.23	0.09
Third Quarter	0.19	0.08
Fourth Quarter	0.16	0.06

Calendar 2003
First Quarter	0.22	0.12
Second Quarter	0.20	0.10
Third Quarter	0.55	0.14
Fourth Quarter	0.69	0.32

Calendar 2004
First Quarter	0.90	0.44
Second Quarter	0.84	0.32
July 2004	0.40	0.30
August 2004	0.46	0.27

OTCBB: CRMXF – Trading in U.S. Dollars
	High	Low
	($)	($)

By Quarter
Calendar 2001
First Quarter	0.09	0.09
Second Quarter	0.09	0.04
Third Quarter	0.12	0.05
Fourth Quarter	0.06	0.04

Calendar 2002
First Quarter	0.12	0.04
Second Quarter	0.19	0.09
Third Quarter	0.10	0.05
Fourth Quarter	0.07	0.04

Calendar 2003
First Quarter	0.12	0.05
Second Quarter	0.15	0.06
Third Quarter	0.35	0.06
Fourth Quarter	0.49	0.16

Calendar 2004
First Quarter	0.67	0.33
Second Quarter	0.64	0.21
July 2004	0.34	0.23
August 2004	0.38	0.21

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Cream have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-CMA).  Since October 5, 1999, Cream’s shares have traded on the over-the-counter market (“OTC-BB”) in the United States (symbol-CRMXF.OB).

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 11

ADDITIONAL INFORMATION

A.

Share Capital

Cream’s share capital consists of one class of shares, namely common shares without par value, of which 500,000,000 shares are authorized and 28,947,326 common shares without par value are issued and outstanding as of August 31,

66

2004.  Note 7 of the accompanying audited financial statements provides details of all share issuances effected by Cream and the issue price per share for the three previous fiscal years.  There are no shares of Cream that are held by or on behalf of Cream.  There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All commons shares of Cream rank pari passu for the payment of any dividends and distributions in the event of a windup.  A summary of Cream’s dilutive securities (convertible or exercisable into common shares) is as follows:

1.

Warrants

At August 31, 2004, there are 1,425,000 warrants exercisable at a price of $0.30 until November 13, 2004, and 1,742,620 warrants exercisable at a price of $0.75 until February 19, 2005.

2.

Other Potential Share Issuances

A summary of Cream’s diluted share capital as follows:

(a)	issued as of August 31, 2004	28,930,659
(b)	options outstanding	2,675,900
(c)	Warrants outstanding	3,167,620
Fully diluted at August 31, 2004		34,940,845

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

2.

Directors – Powers and Limitations

Cream’s articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three).  Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time.  There are no staggered directorships.  Under the British Columbia Business Corporations Act (“BCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.  Directors’ compensation is not a matter on which they must abstain.  Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada.  There is no mandatory retirement age either under Cream’s Articles or under the BCA.

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

Under the Articles, a director who is in any way directly or indirectly interested in a proposed contract or transaction with Cream, or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a directors, shall declare the nature and extent of such interest in such contract or transaction.  A director shall not vote in respect of any such contract or transaction and if he should vote, his vote shall not be counted, but he may be counted in the quorum present at the meeting.  Similarly, under the BCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.

3.

Common Shares

Cream has only one class of shares, common shares without par value of which 500,000,000 are authorized and 28,947,326 are outstanding as of August 31, 2004.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and Cream’s Articles relating to the common shares may be summarized as follows:

Capital increases and Other Changes

Authorized capital increases as well as other changes to the constituting documents require the approval of 75% of votes of shareholders at a duly convened meeting.

Certain changes such as amalgamations, re-domiciling, and creation of new classes of shares may also give rise to dissent rights (the right to be paid the “fair value” for their shares in cash if the matter is proceeded with).

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

No Limitation on Foreign Ownership

There are no limitations under Cream’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares.  (See also “Exchange Controls”)

Dividends

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

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of Cream but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Cream will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholder’ meetings require not less than a 60 day notice period from initial public notice and that Cream makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  Cream must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determinations.  The meeting must be held within 13 months of the previous annual shareholders’ meeting and must present audited statements, which are no more than 180 days old at such meeting.

Change in Control

Cream has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs.  Cream does not have any agreements, which are triggered by a take-over or other change of control.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in Cream’s material agreements giving special rights to any person on a change of control.

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

D.

Exchange Controls

Cream is a British Columbia, Canada corporation.  There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.  See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Cream on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the Common Shares.  It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.  Cream does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Cream’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Cream’s Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Cream was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Cream.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Cream was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2004 exceeds $237 million.  A non-Canadian would acquire control of Cream for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Cream unless it could be established that, on the acquisition, Cream was not controlled in fact by the acquiror through the ownership of the Common Shares.

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

E.

Taxation

1.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Cream, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada.  This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

3.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.  A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Cream’s issued shares of any class or series.

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

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Cream.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of common shares of Cream should consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Cream, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

b.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Cream who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Cream.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

c.

Distribution on Common Shares of Cream

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Cream are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Cream has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of Cream, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

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

Dividends paid on the common shares of Cream generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Cream may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Cream) deduction of the United States source portion of dividends received from Cream (unless Cream qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below).  Cream does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

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

d.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Cream may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by Cream will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Cream should consult their own tax advisors regarding their individual circumstances.

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

g.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Cream’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Cream’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Cream may be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Cream does not actually distribute such income.  Cream does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that Cream will not be considered a foreign personal holding company for the current or any future taxable year.

h.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Cream’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Cream is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Cream may be treated as a “foreign investment company” as defined in Section

1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  Cream does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that Cream will not be considered a foreign investment company for the current or any future taxable year.

i.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Cream appears to have been a PFIC for the fiscal year ended March 31, 2004, and at least certain prior fiscal years.  In addition, Cream expects to qualify as a PFIC for the fiscal year ending March 31, 2005, and may also qualify as a PFIC in future fiscal years.  Each U.S. Holder of Cream is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder.  The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Cream. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Cream as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Cream qualifies as a PFIC on his pro rata share of Cream’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Cream’s taxable year ends, regardless of whether such amounts are actually distributed.  A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Cream is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Cream qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Cream is a controlled foreign corporation, the U.S. Holder’s pro rata share of Cream’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Cream’s first tax year in which Cream qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.”  A U.S. Holder who holds common shares at any time during a year of Cream in which Cream is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.”  An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Cream’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Cream.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Cream (i) which began after December 31, 1986, and (ii) for which Cream was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Cream common shares.  A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Cream as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Cream included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of Cream will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Cream common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  No view is expressed regarding whether common shares of Cream are marketable for these purposes or whether the election will be available.

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

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Cream, certain adverse rules may apply in the event that both Cream and any foreign corporation in which Cream directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”).  Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto.  Cream intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Cream that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares.  For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Cream (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Cream (or an intermediate entity).  Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Cream and does not dispose of its common shares.  Cream strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

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

j.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Cream is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Cream (“United States Shareholder”), Cream could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax.  The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Cream which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Cream attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Cream does not believe that it currently qualifies as a CFC.  However, there can be no assurance that Cream will not be considered a CFC for the current or any future taxable year.

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

ITEM 12

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

ITEM 13

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not applicable.

B.

Warrants and Rights

Not applicable.  (Cream has 3,167,620 outstanding warrants as at August 31, 2004.  Cream has issued no rights.)

C.

Other Securities

Not applicable.

D.

American Depositary Shares

Not applicable.

PART II

ITEM 14

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 15

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 16

CONTROLS AND PROCEDURES

The Company’s president and chief executive officer, Frank A. Lang, and chief financial officer, Shannon M. Ross, are currently evaluating and reviewing our disclosure controls and procedures.  There have been no significant changes in the Company’s internal controls that could significantly affect those controls subsequent to the date of this Annual Report on Form 20-F.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that the Company had one audit committee financial expert serving on its audit committee during the fiscal year ended March 31, 2004.  Mr. William J. Witte was previously an officer of the Company.  Mr. Witte has notified the Company that he will not be nominated to the board of directors in the current year, in order to appoint independent directors to the board.  Mr. Robin Merrifield has been elected to the board and will be the audit committee financial expert.

ITEM 16B

CODE OF ETHICS

The Company is currently reviewing and creating several codes of conduct, including a Code of Business Ethics, a Code of Business Ethics for Directors, a Communications Policy and an Audit Committee Charter.  All of these Codes and Charters have been filed as Exhibits to this Annual Report.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The table below lists the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Years ended March 31,
	2004	2003
Audit fees	$ 6,775	$ 4,385
Tax fees	$ 300	$ 300
Other fees	$ 1,300	$ 550

Fiscal 2004 and fiscal 2003 audit fees relate to the annual audit of the Company’s financial statements, tax fees relate to the completion of income and mineral tax filings in Canada.

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17

FINANCIAL STATEMENTS

NOT APPLICABLE.  See Item 18.

ITEM 18

FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

(1)

Auditors’ Reports on the consolidated balance sheets as at March 31, 2004, 2003, and the consolidated statements of operations and deficit and changes in cash flows for each of the three years ended March 31, 2004, 2003 and 2002;

(2)

Consolidated balance sheets as at March 31, 2004 and 2003;

(3)

Consolidated statements of operations and deficit for each of the three years ended March 31, 2004, 2003 and 2002;

(4)

Consolidated statements of changes in cash flows for the periods referred to in (3) above;

(5)

Notes to the consolidated financial statements;

CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2004 and 2003

Morgan & Company

Chartered Accountants

P.O. Box 10007, Pacific Centre

Suite 1488 – 700 West Georgia Street

Vancouver, BC V7Y 1A1

AUDITORS’ REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2004 and 2003, and the consolidated statements of operations and deficit and cash flows for the years ended March 31, 2004, 2003 and 2002.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years ended March 31, 2004, 2003 and 2002, in accordance with Canadian generally accepted accounting principles.

August 3, 2004

“Morgan & Company”

Vancouver, Canada

Chartered Accountants

Comments by Auditors for U.S. Readers

on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements.  Our report to the shareholders dated August 3, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the auditors’ report when the consideration is adequately disclosed in the financial statements.

August 3, 2004

“Morgan & Company”

Vancouver, Canada

Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2004 and 2003

	March 31,	March 31,
	2004	2003

Assets

Current assets
Cash and cash equivalents	$ 1,180,052	$ 8,721
Taxes recoverable	68,719	11,080
Accounts receivable and prepaid expenses	20,569	4,500
	1,269,340	24,301

Mineral property interests (see schedule) (Note 3)	1,389,607	527,656
Plant and equipment (Note 4)	10,500	-
Investments (Note 5)	68,895	68,895
Reclamation and other deposits (Note 6)	16,503	16,503

	$ 2,754,845	$ 637,355

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 25,977	$ 10,158
Accounts payable, related parties (Note 8)	190,103	492,272
	216,080	502,430

Shareholders’ equity
Share capital (Note 7)
Authorized: 500,000,000 common shares without par value
Issued and fully paid: 28,049,991 (2003 – 19,864,519) common shares	16,516,678	13,856,750
Contributed surplus	247,636	12,855
Deficit	(14,225,549)	(13,734,680)
	2,538,765	134,925
	$ 2,754,845	$ 637,355

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1 and 14)

See accompanying notes to consolidated financial statements.

Approved by the Directors

/s/Frank A. Lang

/s/William J. Witte

Frank A. Lang

William J. Witte

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

	For the years ended March 31,
	2004	2003	2002

Expenses (Income)
Foreign exchange (gains) losses	$ 10,949	$ 9,750	$ (4,964)
Legal, accounting and audit	41,717	18,871	34,481
Management fees	30,000	7,500	7,500
Office and administration	13,749	10,652	30,765
Shareholder communications	90,511	35,334	22,287
Property investigation costs	1,042	11,522	6,255
Travel and conferences	21,199	532	845
Salaries and benefits	270,552	55,239	48,952
Write-down of mineral property interests	12,573	1,107,374	161,466
Interest	(1,423)	(337)	(1,207)
	490,869	1,256,437	306,380

Loss for the year	(490,869)	(1,256,437)	(306,380)

Deficit, beginning of year	(13,734,680)	(12,478,243)	(12,171,863)

Deficit, end of year	$ (14,225,549)	$ (13,734,680)	$ (12,478,243)

Loss per common share	$ (0.02)	$ (0.07)	$ (0.02)

Weighted average number of common shares outstanding – basic and fully diluted	23,188,307	19,249,054	16,837,143

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2004	2003	2002

Cash provided by (used for)

Operations
Loss for the year	$ (490,869)	$ (1,256,437)	$ (306,380)
Items not affecting working capital
Stock option compensation	216,328	5,939	-
Write-down of mineral property interests	12,573	1,107,374	161,466
	(261,968)	(143,124)	(144,914)

Changes in non-cash working capital
Taxes recoverable	(57,639)	(1,374)	4,185
Accounts receivable and prepaid expenses	(16,069)	(2,609)	(112)
Accounts payable and accrued liabilities	15,819	(1,219)	(5,240)
	(319,857)	(148,326)	(146,081)

Investing activities
Mineral property interests
Acquisition costs	(67,895)	(15,890)	(25,830)
Exploration and development costs	(684,844)	(252,516)	(184,524)
Reclamation and other deposits	-	1,357	(360)
Plant and equipment	(10,500)	-	-
Investments	-	(17,500)	(7,501)
	(763,239)	(284,549)	(218,215)

Financing activities
Related parties	29,219	184,927	192,516
Issuance of shares for cash	2,225,208	235,043	150,000
	2,254,427	419,970	342,516

Cash and cash equivalents
Increase (decrease) during the year	1,171,331	(12,905)	(21,780)
Balance, beginning of year	8,721	21,626	43,406

Balance, end of year	$ 1,180,052	$ 8,721	$ 21,626

Supplementary information
Stock compensation in mineral property interests	$ 32,285	$ 6,916	$ -
Contributed surplus recognized on option exercise	$ 13,832	$ -	$ -
Issuance of shares for mineral property interests	$ 89,500	$ 15,000	$ 3,300
Issuance of shares for settlement of debt	$ 331,388	$ -	$ -
Issuance of shares for corporate finance and agent’s fee	$ 81,425	$ -	$ -

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.  As disclosed in the financial statements, the Company’s working capital as at March 31, 2004, is $1,053,260 (2003 – working capital deficiency - $478,129) with an accumulated deficit of $14,225,549 (2003 – $13,734,680).

The Company has capitalized $1,389,607 (2003 – $527,656) in acquisition and related costs on its Canadian mineral properties and the Nuevo Milenio property located in Mexico.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $40,000 and issue 200,000 common shares in fiscal 2005 to maintain the other mineral property interests held at March 31, 2004.  Subsequent to March 31, 2004, cash payments of $20,000 were made and 100,000 common shares were issued.

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

2.

Significant accounting policies

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated.

(b)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests, investments, reclamation obligations and classification of accounts receivable between current and non-current assets.  Actual results could differ from those estimates.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash and those short-term money market instruments that are readily convertible to cash with an original term of less than ninety days.

(d)

Mineral property interests

Mineral property acquisition costs and exploration and development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include cash expenses and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property acquisition costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of explorations of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value.  Administrative costs and property investigation costs, where a property interest is not acquired, are expensed as incurred.

(e)

Investments

The Company accounts for its portfolio investments as long-term investments.  They are recorded at cost unless a permanent impairment in value has been determined, at which time they are written down to market value.

(f)

Plant and equipment

Amortization of plant and equipment will be recorded on a straight-line basis over periods ranging from three to five years.  No amortization has been recorded in the year ended March 31, 2004.

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
Years ended March 31, 2004, 2003 and 2002

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

(i)

Stock-based compensation

As of April 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  Under this method, the Company recognises stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.  No stock compensation expense is recorded for stock options awarded and granted to directors, officers and employees prior to April 1, 2003.  Pro forma stock option expense and pro forma net earnings that would have resulted for stock options issued after April 1, 2001, and prior to April 1, 2003, is disclosed in note 7.

Prior to April 1, 2003, the Company accounted for its stock-based compensation granted to directors, officers and employees using intrinsic values.  Under this method, stock-based compensation expense was not recognized in the financial statements when stock options were issued to directors, officers and employees at prevailing market prices.  Consideration paid by directors, officers and employees on the exercise of these stock options was recorded as share capital.

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

3.

Mineral property interests

	Acquisition Costs	Deferred Exploration	Total 2004	Total 2003
Kaslo Silver property	$ 1,445	$ 648	$ 2,093	$ 1
Raven and other properties, British Columbia	152,968	62,507	215,475	29,754
Nuevo Milenio	-	1,137,763	1,137,763	497,901
Stephens Lake Property	30,042	4,234	34,276	-
	$ 184,455	$ 1,205,152	$ 1,389,607	$ 527,656

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or under option are disclosed in the Consolidated Schedules of Mineral Property Interests.

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, in the year ended March 31, 2003, the Company had written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.   Preliminary work has been restarted on this property in the year ended March 31, 2004, and so property costs are again being deferred.

(i)

Bismark Claims

The Company holds a 100% interest in the property.  The property is subject to a net smelter returns (“NSR”) royalty of 1.5% of which 50% can be purchased for the sum of $500,000.

(ii)

Black Bear Group of Claims

The Company holds a 100% interest in the claims.  The claims are subject to a 3% NSR royalty from the production of gold and silver and 1.5% NSR royalty from the production of other metals from the property.  The Company has the right to purchase 50% of the royalty interest for $500,000 upon completion of a positive feasibility report.

(iii)

 Black Fox Claims

The Company holds a 100% interest in the Black Fox Silver claims.

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.

(c)

Other Canadian properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (200,000 issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

3.

Mineral property interests (continued)

(c) Other Canadian properties (continued)

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (50,000 issued) and cash payments totalling $110,000 ($5,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (50,000 issued) and payments totalling $110,000 ($5,000 paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

The Company held an option to acquire a 100% interest in the Raven Mineral claims.  The property was written off and returned to the optionors in fiscal 2004.

(d)

Stephens Lake Property, Manitoba

In the year ended March 31, 2003, the Company acquired a 30,000-hectare mineral lease in northern Manitoba.  During the year ended March 31, 2004, the Company entered jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (ValGold”) (the “Companies”) into an agreement with BHP Billiton Diamonds Inc. ("BHP") whereby BHP has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba to facilitate exploration of the property.  Additional claims were staked and form part of the property.  The Companies have agreed to pool their respective properties so that each will hold an undivided one-third interest in all three of the exploration licenses subject to the BHP agreement.

Under the terms of the agreement the Companies have granted to BHP options (the “BHP Options”) to acquire firstly, a 51% undivided interest in the property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option").  BHP has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.  In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement.  This includes a firm commitment of $140,000 in exploration expenditures to be incurred in the first year following the effective date.  In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.  In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture - BHP - 70%; the Company - 10%; Sultan - 10%, and ValGold - 10%.  In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture - BHP - 51%; the Company - 1/3 of 49%; Sultan - 1/3 of 49%; and ValGold - 1/3 of 49%.  If, after the joint venture is formed, a party’s interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party’s interest will convert to a 1% NSR royalty.

4.

Plant and equipment

	Cost	Accumulated Depreciation	Net Book Value 2004
Vehicles	9,422	-	9,422
Computer equipment	1,078	-	1,078
	10,500	-	10,500

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

5.

Investments

	Number of Shares	Net Book Value 2004	Net Book Value 2003
ValGold Resources Ltd.	100,000	$41,000	$41,000
Abitibi Mining Corp.	7,000	1,400	1,400
Stingray Resources (formerly Poseidon Minerals Ltd.)	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
Terra Gaia Inc.	100,000	43,894 25,000	43,894 25,000
LMC Management Services Ltd.	1	1	1
		$68,895	$68,895

The quoted market value of the above listed publicly traded securities as at March 31, 2004, was $58,023 (2003 - $33,335).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies (Note 8).

6.

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

7.

Share capital

Authorized:

500,000,000 common shares without par value

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

7.

Share capital (continued)

Issued and fully paid:

	Number of Shares	Amount
Balance, March 31, 2001	16,565,828	$13,453,407
Shares issued for mineral property interests
Profit Lake Property	30,000	3,300
Shares issued for cash
Private placement	1,500,000	150,000
Balance, March 31, 2002	18,095,828	13,606,707
Shares issued for mineral property interests
Kootenay Gemstone Property (Note 3(c))	100,000	15,000
Shares issued for cash
Private placement	1,166,666	175,000
Exercise of warrants	492,025	59,043
Stock options exercised	10,000	1,000
Balance, March 31, 2003	19,864,519	13,856,750
Shares issued for mineral property interests and other
Goldsmith Claims (Note 3 (c))	50,000	7,000
Lucky Jack Claims (Note 3 (c))	50,000	7,500
Kootenay Gemstone Property (Note 3(c))	100,000	75,000
Fractional rounding adjustment	2	-
Corporate finance and agent’s fee	125,240	81,425
Shares issued for debt	2,209,256	331,388
Stock-based compensation	-	13,832
Shares issued for cash
Private placements, less share issue costs	3,900,000	1,828,487
Exercise of warrants	1,422,974	257,446
Stock options exercised	328,000	57,850
Balance, March 31, 2004	28,049,991	$16,516,678

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  At March 31, 2004, the Company may issue up to 2,685,000 common shares under the plan.  At March 31, 2004, 2,854,900 (2003 – 1,987,600) stock options have been granted and are outstanding, exercisable for up to five years.  Of these options, 700,000 are subject to shareholders’ approval of an increase in the number of shares available for issue under the stock option plan.  The stock option plan provides for vesting of the stock options as follows: 25% on the date of approval of the options by the appropriate regulatory authority and 25% every six months thereafter.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

7.

Share capital (continued):

Stock options (continued):

At March 31, 2004, 1,932,175 of the stock options currently outstanding were vested.  Of the unvested stock options, 615,150 will vest in the year ended March 31, 2005 and the remainder will vest in the year ended March 31, 2006.  Using the Black-Scholes method of valuation, the vested portion of the stock options subject to shareholders’ approval has been valued at $136,287, and has been included in stock-based compensation.

In 2003, the company adopted on a prospective basis the fair value method of accounting for stock options.  The effect of adopting the fair value of accounting on all stock options granted after April 1, 2003, was a charge for stock based compensation of $239,534 for the year ended March 31, 2004.  If the fair value based method had been used for all stock options granted after April 1, 2001, and prior to April 1, 2003, reported loss and loss per share would have increased to the pro forma amounts indicated below for the years ended March 31, 2004, 2003 and 2002.

	Years ended March 31,
	2004	2003	2002
Loss for the year:
As reported	$ 490,869	$ 1,256,437	$ 306,380
Pro forma stock-based compensation for grants after April 1, 2001 and prior to April 1, 2003	10,694	59,301	-
Pro forma loss for the year	501,563	1,315,738	306,380
Loss per share
Basic and dilutive
As reported	$ (0.02)	$ (0.07)	$ (0.02)
Pro forma	$ (0.02)	$ (0.07)	$ (0.02)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
	2004	2003	2002
Risk free interest rate	2.23%	5.25%	-
Expected life (years)	3.0	5.0	-
Expected volatility	131.17%	113.94%	-
Weighted average fair value per option grant	$ 0.41	$ 0.08	-

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

7.

Share capital (continued):

Stock options (continued):

The following table summarizes information on stock options outstanding at March 31, 2004:

Range of Exercise Price	Number Outstanding at March 31, 2004	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.10	663,600	1.50 years	$0.10
$0.15	1,151,000	3.07 years	$0.15
$0.30	50,000	0.20 years	$0.30
$0.54	1,230,300	4.72 years	$0.54
	2,854,900

A summary of the changes in stock options for the years ended March 31, 2004, 2003 and 2002, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2001	1,554,000	$0.21
Expired	(412,000)	$0.30
Cancelled	(34,000)	$0.30
Balance, March 31, 2002	1,108,000	$0.17
Granted	1,151,000	$0.15
Exercised	(10,000)	$0.10
Expired	(261,400)	$0.30
Balance, March 31, 2003	1,987,600	$0.14
Granted	1,230,300	$0.54
Exercised	(303,000)	$0.16
Cancelled	(60,000)	$0.15
Balance, March 31, 2004	2,854,900	$0.31

Share purchase warrants

As at March 31, 2004, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Shares	Exercise Price	Expiry Date
726,667	$0.25	August 13, 2004
1,500,000	$0.40	November 13, 2004
1,742,620	$0.75	February 19, 2005
3,969,287

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

8.

Related party transactions and balances

	2004	2003	2002
Services rendered:
LMC Management Services Ltd. (a)	$ 123,623	$ 96,555	$ 43,126
Lang Mining Corporation (b)	30,000	7,500	69,906
Legal fees (c)	32,048	6,958	14,530
Director (d)	77,694	29,445	47,805

Balances receivable from:
LMC Management Services Ltd.	-	-	861
Balances payable to:
LMC Management Services Ltd.	(3,376)	(7,855)	-
Lang Mining Corporation	(3,183)	(210,035)	(202,091)
Sultan Minerals Inc.	-	(4,024)	-
ValGold Resources Ltd.	(13,381)	(550)	-
Directors	(140,273)	(264,397)	(98,179)
Legal fees	(29,890)	(5,411)	(7,936)
	$ (190,103)	$ (492,272)	$ (308,206)

(a)

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by the President of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president and chairman of the Company.

(c)

Legal fees were paid to a law firm of which a director is a partner.

(d)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 for geological services.

(e)

The Company’s investments in public companies include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company.  Also, Terra Gaia Inc, a private company, has a director in common with the Company.

9.

Financial instruments:

The Company’s current financial instruments are comprised of cash, restricted cash, cash equivalents, accounts receivable and prepaid expenses, accounts payable and accrued liabilities.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

10.

Segmented information

Operating segments

The Company has one operating segment, which is the exploration and development of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada and Mexico.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

	Canada	Mexico	Consolidated Total 2004	Consolidated Total 2003
Current assets	$ 1,115,323	$ 154,017	$ 1,269,340	$ 24,301
Mineral properties and deferred costs	251,844	1,137,763	1,389,607	527,656
Plant and equipment	-	10,500	10,500	-
Investments	68,895	-	68,895	68,895
Reclamation and other deposits	16,503	-	16,503	16,503
Total Assets	$ 1,452,565	$ 1,302,280	$ 2,754,845	$ 637,355

11.

Income taxes

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before income taxes due to the following:

	2004	2003
Loss for the year	$490,869	$1,256,437
Statutory tax rate	37.62%	39%
Expected income tax recovery	$184,665	$490,010
Non-deductible differences	(21,311)	(4,494)
Other	(76,452)	(429,732)
Unrecognised tax losses	(86,902)	(55,784)
Income tax provision	-	-

The significant components of the Company’s future tax assets are as follows:

	2004	2003

Operating losses carried forward	$ 1,043,579	$ 1,006,696
Resource deductions	1,712,807	2,216,728
Share issue costs	54,628	-
	2,811,014	3,223,424

Valuation allowance for future tax assets	(2,811,014)	(3,223,424)
	$ -	$ -

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

11.

Income taxes (continued)

The Company has Canadian non-capital losses carried forward of $2,640,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2005	319,000
2006	649,000
2007	459,000
2008	370,000
2009	278,000
2010	275,000
2011	424,000

The Company has resource pools of approximately $5,943,000 available to offset future taxable income.  The tax benefit of these amounts is available for carry-forward indefinitely.

12.

Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”).  The major differences between Canadian and US GAAP, which affect the Company’s financial statements, are described below, and their effect on the financial statements is summarized as follows:

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2004	2003	2002
Loss in accordance with Canadian GAAP	$ (490,869)	$ (1,256,437)	$ (306,380)
Deduct:
Exploration expenditures for the period (i)	(717,128)	(259,432)	(184,524)

Add:
Deferred exploration costs written off during the year that would have been expensed in a prior period incurred (i)	-	926,125	67,323
Unrealized gains (losses) on available for sale securities	24,688	(3,163)	(6,472)
Loss in accordance with US GAAP	$ (1,183,309)	$ (592,907)	$ (430,053)
Loss per share US GAAP Primary (d)	$ (0.05)	$ (0.03)	$ (0.03)
Weighted average shares outstanding US GAAP	23,188,307	19,249,054	16,837,143

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

12.

Material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

	Years ended March 31,
	2004	2003	2002

Shareholders’ equity per Canadian GAAP	$ 2,538,765	$ 134,925	$ 1,128,464
Deduct:
Exploration expenditures for the period (i)
2004	(704,555)	-	-
2003	673,609	673,609	-
2002	(94,807)	(94,807)	(94,807)
2001	(169,544)	(169,544)	(169,544)
2000	(3,958)	(3,958)	(3,958)
1999	(692,752)	(692,752)	(692,752)
1998	(213,037)	(213,037)	(213,037)
1997	(1,297)	(1,297)	(1,297)
Add:
Unrealized gains (losses) on available for sale securities (iii)	14,129	(10,559)	(7,396)
Shareholders’ equity (deficiency) - US GAAP	$ 1,346,553	$ (377,420)	$ (54,327)

Mineral Property Interests – Canadian GAAP	$ 1,389,607	$ 527,656	$ 1,344,708
Exploration expenditures expensed per US GAAP(i)	(1,202,056)	(497,901)	(1,175,395)
Mineral Property Interests – US GAAP	187,151	$ 29,755	$ 169,313

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

In October 2001, the FASB issued Statement of Financial Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS No. 144”), that replaces FAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.  FAS No. 144 applies to the assessment of the impairment in the carrying value of long-lived assets, excluding goodwill and other certain specified items, including those to be disposed of by sale, including discontinued operations.  FAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount and fair value less cost to sell.  Had this statement been adopted by the Company, the impact would not be material.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

12.

Material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

ii)

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to US GAAP, more specifically, the fair value accounting provided for under FASB statement No. 123 (“SFAS No. 123”), and as revised under FASB statement No. 148 (“SFAS No. 148”) (applicable for fiscal years ending after December 15, 2002), which requires the use of option valuation models.

	Years ended March 31,
	2004	2003	2002

Loss for the year in accordance with US GAAP:
As reported	$ (1,183,309)	$ (592,907)	$ (430,053)
Pro forma stock-based compensation for grants after April 1, 2001 and prior to April 1, 2003 (Note 7)	(10,694)	(59,301)	-
Pro forma loss for the year in accordance with US GAAP:	(1,194,003)	(652,208)	(430,053)
Loss per share
Basic and dilutive
US GAAP	$ (0.05)	$ (0.03)	$ (0.03)
US GAAP Pro forma	$ (0.05)	$ (0.03)	$ (0.03)

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

(b)

Statements of Cash Flows

	Years ended March 31,
	2004	2003	2002
Cash provided by (used for) operations
Canadian GAAP	$ (319,857)	$ (148,326)	$ (146,081)
Exploration expenditures (i)	(684,844)	(259,432)	(184,524)
US GAAP	(1,004,701)	(407,758)	(330,605)
Investing Activities
Canadian GAAP	(763,239)	(284,549)	(218,215)
Exploration expenditures (i)	684,844	259,432	184,524
US GAAP	(78,395)	(25,117)	(33,691)
Financing Activities
Canadian GAAP and US GAAP	$ 2,254,427	$ 419,970	$ 342,516

CREAM MINERALS LTD.

(an exploration stage company)

Notes to Consolidated Financial Statements
Years ended March 31, 2004, 2003 and 2002

12.

Material differences between Canadian and United States generally accepted accounting principles (GAAP) (continued)

(b)

Statements of Cash Flows (continued)

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

13.

Comparative figures

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

14.

Subsequent event

Subsequent to March 31, 2004, the Company has jointly entered into an agreement (the “Agreement”) with 4378831 Manitoba Ltd. (the “Optionor”) to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Optionees and currently under option to BHP Billiton.

Under the terms of the Agreement the Optionees have agreed to make total cash payments of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the Optionees, namely the Company, Sultan, and ValGold) to the Optionor over a 36-month period from July 22, 2004.  In addition, the Optionees must also incur exploration expenses and activities of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the Optionees will be vested with 75% right, title and interest in and to the Trout Claim Group.  Upon vesting of the 75% interest as set out above, the Optionees and the Optionor shall enter into a 75:25 Joint Venture for the further exploration and development of the Trout Claim Group.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Schedules of Mineral Property Interests

	Years ended March 31,
	2004	2003	2002
Kaslo Silver Property, British Columbia
Acquisition costs
Balance, beginning of year	$ 1	$ 169,312	$ 168,482
Incurred during the year	1,444	830	830
Balance, end of year	1,445	170,142	169,312
Exploration and development costs
Assays and analysis	-	212	600
Geological	648	453	2,138
Site activities	-	6,769	1,845
Incurred during the year	648	7,434	4,583
Balance, beginning of year	-	926,125	921,542
Balance, end of year	648	933,559	926,125
Write down of mineral property interests	-	(1,103,700)	-
	2,093	1	1,095,437
Raven and Other Properties, British Columbia
Acquisition costs
Balance, beginning of year	29,754	1	43,450
Incurred during the year	125,909	30,060	28,300
Balance, end of year	155,664	30,061	71,750
Exploration and development costs
Assays and analysis	8,480	-	1,120
Geological	53,377	3,367	12,170
Site activities	100	-	1,865
Travel and accommodation	10,427	-	7,239
Incurred during the year	72,384	3,367	22,394
Balance, beginning of year	-	-	67,323
Balance, end of year	72,384	3,367	89,717
Write down of mineral property interests	(12,573)	(3,674)	(161,466)
	215,475	29,754	1
Nuevo Milenio Property, Mexico
Exploration and development costs
Assays and analysis	15,169	10,707	2,417
Drilling	350,919	95,852	-
Geological	168,573	73,799	82,816
Site activities	53,383	58,390	35,414
Travel and accommodation	51,818	9,883	36,900
Incurred during the year	639,862	248,631	157,547
Balance, beginning of year	497,901	249,270	91,723
Balance, end of year	1,137,763	497,901	249,270

Stephens Lake Property, Manitoba
Acquisition costs
Balance, beginning of year	-	-	-
Incurred during the year	30,042	-	-
Balance, end of year	30,042	-	-
Exploration and development costs
Geological and geophysical	4,234	-	-
Incurred during the year	4,234	-	-
Balance, beginning of year	-	-	-
Balance, end of year	4,234	-	-
	34,276	-	-
Mineral Property Interests	$ 1,389,607	$ 527,656	$ 1,344,708

ITEM 19

EXHIBITS

Key to the following document types:

1.

Articles of Incorporation and Registered Incorporation Memorandum of Cream.

2.

A.

Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

Exhibits attached to this Form 20-F are as follows:

Type of Document	Description
1	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed
2A	Stock Option Plan dated for reference September 28, 2000 (See Item 6E2 “Stock Option Plan”), has been previously filed

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED:

September 29, 2004

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

b.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

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

September 29, 2004

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Cream Minerals Ltd. (The “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended March 31, 2004 (the “Report”).

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

/s/ Frank A. Lang

Frank A. Lang

President and Chief Executive Officer

September 29, 2004

CERTIFICATIONS

I, Shannon M. Ross, Secretary and Chief Financial Officer of Cream Minerals Ltd., certify that:

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

b.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation of the Evaluation Date;

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

September 29, 2004

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Cream Minerals Ltd. (The “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F for the fiscal year ended March 31, 2004 (the “Report”).

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

September 29, 2004