Form 20-F/A
period 2004-08-31
CREAM MINERALS LTD
filed 2005-04-13
CIK 1066130

September 29, 2004, as amended April 7, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F-A

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

Item 17 X     Item 18

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

2

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

ITEM 4    INFORMATION ON THE COMPANY

A.

History and Development of the Company

1.

The legal name of the company, which is the subject of this Form 20-F-A, is “Cream Minerals Ltd.”.

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

E.

Glossary of Mining Terms

In this Form 20-F-A, the following terms have the meanings set forth herein:

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

3.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this Form 20-F-A adheres to the resource/reserve definitions and classification criteria developed in 2001 by the Canadian Institute of Mining.  Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is currently feasible).  Resources are sub-divided as well into sub-categories depending on the confidence level based on exploration techniques being (lowest confidence to highest) inferred resource, indicated resource and measured resource.  Reserves are similarly sub-divided (by order of confidence) into probable and proven (highest confidence).  These classifications can be more particularly described as follows:

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

F.

Tabular disclosure of contractual obligations

The Company has no long-term obligations.  All mineral option payments and share issuances are at the option of the Company, and are made pursuant to the option agreements, and upon exploration results that warrant additional work.  The following table summarizes the Company’s option payments that may be made at the option of the Company, on its mineral property interests at March 31, 2004 (2):

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total

Kootenay Gemstone Property option	$ 20,000	$ 30,000	$ 30,000	$ --	$ --	$ --	$ 80,000
Goldsmith Property option	10,000	15,000	20,000	20,000	20,000	20,000	105,000
Lucky Jack option	10,000	15,000	20,000	20,000	20,000	20,000	105,000
	$ 40,000	$ 60,000	$ 70,000	$ 40,000	$ 40,000	$ 40,000	$290,000

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

ITEM 6

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

(1)The information as to shares beneficially owned or controlled is furnished by the respective directors as at August 31, 2004.

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

The compensation paid to each of the Named Executive Officers during Cream’s three most recently completed financial years is as set out below:

-	-	Annual Compensation			Long Term Compensation			-
-	-	-	-	-	Awards		Payouts	-
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang, President and Director	2004	30,000	Nil	Nil	100,000	Nil	Nil	Nil
	2003	7,500	Nil	Nil	170,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
William J. Witte Executive Vice President and Director	2004	2,731	Nil	Nil	100,000	Nil	Nil	Nil
	2003	13,397	Nil	Nil	100,000	Nil	Nil	Nil
	2002	14,391	Nil	Nil	Nil	Nil	Nil	Nil
Arthur G. Troup Vice President Exploration and Director	2004	6,653	Nil	Nil	100,000	Nil	Nil	Nil
	2003	1,851	Nil	Nil	75,000	Nil	Nil	Nil
	2002	14,391	Nil	Nil	Nil	Nil	Nil	Nil

Ferdinand Holcapek Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. and Director	2004	77,694	Nil	Nil	100,000	Nil	Nil	Nil
	2003	29,445	Nil	Nil	100,000	Nil	Nil	Nil
	2002	47,805	Nil	Nil	Nil	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2004	7,069	Nil	Nil	100,000	Nil	Nil	Nil
	2003	3,634	Nil	Nil	50,000	Nil	Nil	Nil
	2002	3,704	Nil	Nil	Nil	Nil	Nil	Nil

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

D.

Employees

At August 31, 2004, Cream had no employees in its head office and contracts staff on an as needed basis.  Cream's functions are primarily administered through LMC Management Services Ltd. ("LMC") (see Item 7).  CMM, Cream's subsidiary in Mexico has less than ten employees.

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

ITEM 8

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F-A are also available for viewing at the offices of Cream, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 or on request of Cream at 604-687-4622.  Copies of Cream’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the Internet at www.SEDAR.com.

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

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

CONTROLS AND PROCEDURES

The Company’s president and chief executive officer, Frank A. Lang, and chief financial officer, Shannon M. Ross, after evaluating the effectiveness of the Company’s disclosure controls and procedures on March 31, 2004, have concluded that, as of such date, the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) effective.  There have been no changes in the Company’s internal controls over financial reporting that could materially affect the Company’s internal controls over financial reporting subsequent to the date of this annual report on Form 20-F-A.

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

ITEM 18

FINANCIAL STATEMENTS

NOT APPLICABLE.  See Item 17.

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

August 3, 2004

“Morgan & Company”

Vancouver, Canada

Chartered Accountants

Comments by Auditors for U.S. Readers

on Canada – U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders, dated August 3, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

7.

Share capital

Authorized:

500,000,000 common shares without par value

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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
3,969,287

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

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

100

ITEM 19

EXHIBITS

Key to the following document types:

1.

Articles of Incorporation and Registered Incorporation Memorandum of Cream.

2.

A.

Material contracts not made in the ordinary course of business or which are to be performed in whole or in part at or after the filing of the Registration Statement or which was entered into not more than two years before filing.

Exhibits attached to this Form 20-F-A are as follows:

Type of Document	Description
1	Articles of incorporation, bylaws and instruments defining rights of common shareholders have been previously filed
2A	Stock Option Plan dated for reference September 28, 2000 (See Item 6E2 “Stock Option Plan”), has been previously filed

101

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED:

September 29, 2004, as amended April 7, 2005

CERTIFICATIONS

I, Frank A. Lang, President and Chief Executive Officer of Cream Minerals Ltd., certify that:

1.

I have reviewed this annual report on Form 20-F-A of Cream Minerals Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent financial quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Frank A. Lang

Frank A. Lang

President and Chief Executive Officer

April 7, 2005

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Cream Minerals Ltd. (The “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F-A for the fiscal year ended March 31, 2004 (the “Report”).

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

April 7, 2005

CERTIFICATIONS

I, Shannon M. Ross, Secretary and Chief Financial Officer of Cream Minerals Ltd., certify that:

1.

I have reviewed this report on Form 20-F-A of Cream Minerals Ltd.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared

b.

Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c.

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent financial quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

a.

All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonable likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Shannon M. Ross

Shannon M. Ross

Secretary and Chief Financial Officer

April 7, 2005

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

Cream Minerals Ltd. (The “Company”) is filing with the U.S. Securities and Exchange Commission on the date hereof, its annual report on Form 20-F-A for the fiscal year ended March 31, 2004 (the “Report”).

I, Shannon M. Ross, Secretary and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the U.S. Sarbanes-Oxley Act 2002, that, to the best of my knowledge:

(iii)

the Report fully complies with the requirements of section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(iv)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Cream Minerals Ltd. and will be retained by Cream Minerals Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ Shannon M. Ross

Shannon M. Ross

Secretary and Chief Financial Officer

April 7, 2005