Form 20-F
period 2005-03-31
CREAM MINERALS LTD
filed 2005-09-30
CIK 1066130

September 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005 (with other information to August 31, 2005, except where noted)

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

None

Number of outstanding shares of Cream's only class of issued capital stock as at August 31, 2005:

32,008,276 Common Shares Without Par Value

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

Item 17  [X]     Item 18  [  ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On August 31, 2005, the Federal Reserve noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.8408 (see Item 4 for further historical Exchange Rate Information).

T A B L E O F C O N T E N T S

Page

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

5

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

5

ITEM 3

KEY INFORMATION

6

ITEM 4

INFORMATION ON THE COMPANY

14

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

27

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

40

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

46

ITEM 8

FINANCIAL INFORMATION

47

ITEM 9

THE OFFER AND LISTING

47

ITEM 10

ADDITIONAL INFORMATION

50

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

58

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

58

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

59

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

59

ITEM 15

CONTROLS AND PROCEDURES

59

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

59

ITEM 16B

CODE OF ETHICS

59

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

59

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

60

ITEM 16E

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS

60

ITEM 17

FINANCIAL STATEMENTS

60

ITEM 18

FINANCIAL STATEMENTS

60

ITEM 19

EXHIBITS

85

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F under the captions “Item 3 - Risk Factors”, “Item 4 - Business Overview and Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”.  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.  Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements.  The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise.

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

	For years ended March 31
	2005	2004	2003	2002	2001

End of Period	$0.8269	$0.7634	$0.6805	$0.6266	$0.6336
Average for Period	0.7818	0.7390	0.6452	0.6390	0.6648
High for Period	0.7158	0.6737	0.6252	0.6200	0.6336
Low for Period	0.8493	0.7880	0.6822	0.6622	0.6882

3.

Resource Category (Classification) Definitions

S.E.C. Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This Annual Report may use the terms "measured resources" and "indicated resources."  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This Annual Report may use the terms “inferred resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Further Particulars of Cream’s Properties

Cream is presently in the exploration stage without any assurance that a commercially viable ore deposit (a reserve) exists in any of Cream’s properties until further geological work is done and a comprehensive economic feasibility study is conducted.

PART 1

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2005, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, which differ in many respects from generally accepted accounting principles in the United States (“US GAAP”).  A discussion of measurement differences between Canadian GAAP and US GAAP is contained in Note 12 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included herein included in Item 17.  (On March 31, 2005, the noon buying rate as quoted by the Federal Reserve Bank of New York was 1.1871 Canadian dollars per one US$.)

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31
Balance Sheet Data	2005	2004	2003	2002	2001
Total assets according to financial statements (Cdn GAAP)(1)	$ 1,127	$ 2,755	$ 637	$ 1,448	$ 1,413
Total assets (U.S. GAAP)(2)	806	1,552	102	273	332
Total liabilities	139	216	502	320	131
Share capital	17,440	16,517	13,857	13,607	13,453
Contributed surplus	589	248	13	--	--
Deficit (Cdn GAAP)	(17,041)	(14,226)	(13,735)	(12,478)	(12,172)
Deficit (U.S. GAAP)	$ (17,362)	$ (15,429)	$ (14,247)	$ (13,661)	$ (13,253)

(Cdn$)	As at March 31
Period End Balances (as at)	2005	2004	2003	2002	2001
Working capital (deficiency)	$ 134	$ 1,053	$ (478)	$ (285)	$ (72)
Mineral property interests (U.S. GAAP)	385	187	30	169	212
Mineral property interests (Cdn GAAP)	706	1,390	528	1,345	1,293
Shareholders’ equity (deficiency) (Cdn GAAP)	989	2,539	135	1,128	1,282
Shareholders’ equity (deficiency) (U.S. GAAP)	667	1,347	(377)	(54)	200
Number of outstanding shares	29,691	28,050	19,865	18,096	16,566

No cash or other dividends have been declared.

(Cdn$)	As at March 31
Statement of Operations Data	2005	2004	2003	2002	2001
Investment and other income	$ 5	$ 1	$ --	$ 1	$ 2
General and administrative expenses	721	480	149	145	241
Write-down of value added taxes recoverable and investments	104	--	--	--	--
Mineral property write-downs	1,996	13	1,107	161	--
Loss according to financial statements (CDN GAAP)	(2,815)	(491)	(1,256)	(306)	(239)
Loss according to financial statements (U.S. GAAP)	(1,934)	(1,183)	(593)	(430)	(440)
Loss from continuing operations per common share	(0.10)	(0.02)	(0.07)	(0.02)	(0.02)
Loss per share (U.S. GAAP)(2)	(0.07)	(0.05)	(0.03)	(0.03)	(0.03)

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

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

The tables below include the quarterly results for the years ended March 31, 2005 and 2004.

(Cdn$)	Year Ended March 31, 2005
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 573	$ 3,711	$ 892	$ 165
General and administrative expenses	184,484	184,863	171,804	179,614
Write-down of valued added tax recoverable and investments	--	--	--	103,602
Mineral property write-downs	--	--	1,516,957	479,021
Loss according to financial statements (CDN GAAP)	(183,911)	(181,152)	(1,687,869)	(762,072)
Loss according to financial statements (U.S. GAAP)	(570,632)	(341,140)	(387,725)	(634,269)
Loss from continuing operations per common share	(0.01)	(0.00)	(0.06)	(0.03)
Loss per share (U.S. GAAP)(2)	(0.02)	(0.01)	(0.01)	(0.03)

(Cdn$)	Year Ended March 31, 2004
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ --	$ --	$ --	$ 1
General and administrative expenses	34	60	169	216
Mineral property write-downs	10	--	--	3
Loss according to financial statements (CDN GAAP)	(44)	(60)	(169)	(218)
Loss according to financial statements (U.S. GAAP)	(76)	(119)	(404)	(584)
Loss from continuing operations per common share	(0.00)	(0.00)	(0.01)	(0.02)
Loss per share (U.S. GAAP)(2)	(0.00)	(0.00)	(0.02)	(0.03)

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 12 that reconciles Canadian GAAP to U.S. GAAP.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Cream’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Cream’s financial performance.

Financial Risk Factors

Cream currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years’ history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future.  Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  However unless additional funding is obtained, this assumption will have to change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2005, is $17.0 million), which casts substantial doubt on the ability of Cream to continue as a going-concern.

Cream has no revenue other than interest income.  A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company ‘s exploration properties in that time frame.  All of Cream’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2005, Cream has working capital of $134,373 compared to working capital of $1,053,260 at March 31, 2004.  Working capital is defined as current assets less current liabilities.

Cream may be unable to obtain the funds necessary to expand exploration.  Cream’s operations consist, almost exclusively, of cash consuming activities given that its main mineral project is in the exploration stage.  Cream will need to receive significant (upwards of $1 million) in new equity capital or other funding annually for the foreseeable future in order to fund these continuing operations, and failing that, it may cease to be economically viable.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another parties or parties carrying out further development thereof.  We currently do not have sufficient financial resources to undertake exploration programs in fiscal 2006.  We have been successful in the past in obtaining financing through the sale of equity securities, but as a venture capital company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in its properties and/ or reduce or terminate operations.  The Company’s exploration programs would have to be prioritized to fit within cash availability.

Currently, Cream is reviewing strategies for private placement equity financing that would carry the Company through the next year of operations.  It is expected that warrants would be attached as part of the private placement to fund the Company for a further one to two year period.  Any such financings will result in dilution of the Company, depending on the number of common shares issued.

Volatile gold and silver prices can cause significant changes in the Company’s share price because as the prices of precious metals increase or decrease, the economic viability of the mineral properties is affected.  Cream has no history of mining or sources of revenue.  It is dependent upon financing from forms of capital, whether from issuance of its common shares, joint ventures, or other form of business venture.  The Company is exploring for gold, and historically, the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to volatility of gold and silver prices, and also to the success or failure of the Company’s exploration programs.

Environmental and Regulatory Risk Factors

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of Company require permits from various federal, territorial and local governmental authorities.  Companies engaged in the exploration and development of mines and related facilities must comply with applicable laws, regulations and permits.

The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  The Company may be unable to obtain all permits required for exploration and development, and the costs of obtaining these permits may not be on reasonable terms.  Existing laws and regulations may be modified, which could have an adverse effect on any exploration project that the Company might undertake.

The exploration activities conducted by the Company have not progressed beyond drilling, and as such, reclamation bonds posted by the Company have been nominal.  Reclamation of drill sits and access to these sites, once completed to the satisfaction of the governmental body responsible, results in the return of any bonds posted.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company and its employees have been involved in the exploration of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.  The mining industry is closely regulated in North America, where the Company has most of its operations, so that permitting is required before any work is undertaken where there is any form of land disturbance.  Exploration activity undertaken in Sierra Leone and Mexico is subject to the laws and regulations of the respective countries, but land disturbance has been minimal and all required reclamation has been completed.

Risk Factors Associated with Mining and Exploration

Cream’s exploration efforts may be unsuccessful in locating viable mineral resources.  Resource exploration is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

There is no certainty that the expenditures to be made by the Company on the exploration of its properties and prospects as described herein, in particular, the Casierra Diamond property, will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Cream’s projects have uncertain project realization values.  Cream defers (capitalizes) acquisition and exploration costs incurred in connection with its Projects on its balance sheet in accordance with Canadian GAAP.  Although Cream believes these costs (of approximately $0.706 million) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore, there can be no assurance that Cream could dispose of the Projects for their financial statement carrying values, and in such circumstances this would mean a diminution in the book value of shareholders’ equity.

Cream may not be able to market the minerals acquired or discovered by the Company due to factors beyond the control of the Company.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulation, including regulation relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Other Risk Factors

Cream is dependent on its ability to recruit and retain key personnel.  The success of the activities of Cream is dependent to a significant extent on the efforts and abilities of its management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  Cream does not maintain key employee insurance for any of its employees.  The President of the Company is 81 years of age, and as such, there is a need to recruit a replacement.  The Company has relied on the president of the Company for many of its financings to date.  Cream has relied on and will continue to rely upon consultants and others for exploration, development and technical expertise.  The ability of the company to retain and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

Further funding will be required to avoid loss of interest in certain of its mineral properties.  Cream’s acquisition rights to the various projects are contingent on its ability to meet its funding commitments.  Currently, Cream’s only means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate any or sufficient amounts to allow Cream to discharge its obligations, which include cash payments and required exploration expenditures in addition to issuances of its common shares.  In the event Cream is unable to discharge its obligations in a timely manner, Cream may be forced to forfeit interests in its mineral property interests.

Cream’s title to mineral property interests may be challenged.  Although Cream has done a review of titles to its mineral interests it has not obtained title insurance or any formal legal opinion with respect to its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Cream’s mineral property interests consist of mineral claims, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.  The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

The Casierra Diamond property in Sierra Leone and the Nuevo Milenio property in Mexico also have no known mineral resources or reserves.  The title to the Casierra Diamond properties is held by Casierra Diamond Corporation (“CDC”) and its wholly owned subsidiary, Casierra Development Fund Inc. (“CDF”).  The Company is required to expend exploration funds of US$500,000 by March 16, 2006, to earn a 50% interest in the property.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another parties or parties carrying out further development thereof.  Cream currently does not have sufficient financial resources to undertake exploration programs in fiscal 2006.

Cream’s directors and officers are part-time and serve as directors and officers of other companies.  Some of the directors and officers of Cream serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Cream.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflict of interest which may arise between the directors’ duties to Cream and their duties to the other companies on whose boards they serve, the directors and officers of Cream expect that participation in exploration prospects offered to the directors will be allocated between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate.  The success of Cream and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain officers and members of its board of directors.

We may not be able to insure certain risks which could negatively impact our operating results.  In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities predicated upon the U.S. federal securities laws directly.  A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process upon those directors or officers who are not residents of the Unities States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  There is doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Cream has been operating in the foreign jurisdictions of Sierra Leone and Mexico, which have different risks than those of British Columbia, Canada.  Cream’s activities in Mexico and Sierra Leone will be subject not only to risks common to operations in the mining industry, but as well the political and economic uncertainties of operating in foreign jurisdictions, namely Mexico and Sierra Leone.  This may result in risk such as possible misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes, environmental regulation, any or all of which could have an adverse impact upon Cream.  Cream’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.  Cream’s operations and exploration activities in Mexico are subject to Mexican federal and state laws and regulations governing protection of the environment.  These laws are continually changing and, as a general matter, are becoming more restrictive.

Certain of Cream’s mineral properties are located in Sierra Leona and are subject to its laws and regulations.  Mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investors in Sierra Leone.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Operations may be affected in varying degrees by government regulations policies or directives with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, repatriation of income, royalties, environmental legislation and mine safety.  The Company may also be required to negotiate mining leases with the Sierra Leone government.  Despite clear language in the Mines and Minerals Act, 2003 (“MMA”) to the contrary, the government may impose conditions that could affect the viability of a development project such as providing the government with a free carried interest or providing subsidies for the development of local infrastructure or other social assistance.  There can be no assurance that the Company‘s leases and terms on these leases will have commercially acceptable terms or that these mining leases will be successfully enforced in Sierra Leone.

Operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other countries, terrorism civil wars, guerrilla activities, military repression, crime, extreme fluctuation in currency exchange rates and high inflation.  The developing country status and political climate of

Sierra Leone will make it more difficult for the Company to obtain any required project financing because individuals and institutions may not be willing to finance projects in this country due to the investment risk.

Civil war in Sierra Leone in prior years caused delays in obtaining mining leases by the holders of the leases. Sierra Leone suffered a major civil war from 1991 to 2002.  This resulted in approximately 50,000 deaths and around one-third of the population moving to neighbouring countries as refugees.

The current president, President Kabbah, was elected to office in elections in 1996, however in 1997 his administration was overthrown by the Armed Forces Revolutionary Council (“AFRC”), a rebel military group, and the democratically elected administration was only reinstated in March 1998 after the intervention of Nigerian-led troops.

There was a second attempt to overthrow the government in 1999 by the Revolutionary United Front (“RUF”) and AFRC, which led to the introduction of United Nations peacekeepers later that year.  The Nigerian-led troops then departed and the RUF immediately attacked the United Nations forces, holding hundreds of personnel hostage and capturing their arms and ammunition.  After further violent clashes between the RUF and the United Nations troops, the civil war was officially declared to be over in January 2002.

As of September 2004, the majority of United Nations peacekeeping troops have been withdrawn, with approximately 8,400 troops remaining at September 2004.

The major stability threat to Sierra Leone comes from the Liberian border area in the southeast.  Neighbouring Liberia has suffered from a 14-year conflict and the area, which borders Sierra Leone, remains volatile with large numbers of refuges on the move.  There is also a threat from disparate rebel groups, warlords and youth gangs from Liberia creating insurgencies, arms trafficking and ethnic conflicts around the border regions.

Any resurgence in civil unrest could have a material effect on the Company’s activities in Sierra Leone, and consequently, on the Company’s share price.

The infrastructure in Sierra Leone has been seriously damaged by its recent civil war.  Failure in electrical power and shortages of the supply of diesel fuel, mechanical parts and other items required for the Company’s operations occur frequently in the country.  Extended periods without electricity or other necessary elements required to support its operations could have an adverse effect on the Company’s business, operating results and financial condition.  The Company may need to build its own infrastructure to support its operations.

The fate of the economy now depends upon the maintenance of domestic peace and the continued receipt of substantial foreign aid to supplement government revenues.  The working population of Sierra Leone has low literacy rates and HIV levels are at around seven per cent.  In addition, the economy has to accommodate around 65,000 rebels and pro-government militiamen who have given up their weapons and rejoined society.

There is a risk of appropriation of assets in Sierra Leone.  Given the relatively unstable political environment in Sierra Leone, which is improving, it is possible that the current system of diamond exploration, prospecting and development may change resulting in nationalization or expropriation of the Mineral Licenses.  While the risk may appear remote at the time, this risk should not be discounted.

There is a risk of restrictions on repatriation of earnings or capital from Sierra Leone.  Currently, there are no restrictions on the repatriation from Sierra Leone of earnings or capital to foreign entities.  However, there can be no assurance that any such restrictions on repatriation of earnings or capital from Sierra Leone, or any other country where the Company may invest, will not be imposed in the future.

There are risks in the diamond industry, which may affect the Company.  There is no assurance that, even if commercial quantities and qualities of diamonds are discovered, a market will exist for the profitable sale of such diamonds.  The value of precious stones, particularly diamonds, varies widely according to size, colour and freedom from flaws.  The market price of diamonds and other precious stones is affected by numerous factors beyond the control of the Company, including international economic and political conditions, levels of international supply and demand for diamonds, changes in international investment patterns and global or regional consumption patterns, production costs, costs of substitutes, inventory levels and carrying costs, expectations or rates of inflation, currency availability and exchange rates, interest rates, speculative activities in connection with diamonds and increased production due to improved mining and production methods.  If the price of certain stones should drop significantly, the economic prospect of operations in which the Company has an interest could be significantly reduced or rendered uneconomic.  In addition, De Beers and the Diamond Trading Company, which is owned by De Beers, retain substantial influence, controlling approximately half the world production of diamonds.

Downturns in general economic conditions and uncertainties regarding future economic prospects have historically affected sales of luxury goods such as jewellery.  Accordingly, such downturns or uncertainties in the future or a decline in consumer confidence could have a material adverse affect on the business, financial condition or results of operations of the Company.

The values attributed to Cream’s mineral properties do not necessarily reflect realizable value.  The amounts attributed to Cream’s properties in its financial statements represent acquisition and exploration expenditures to date, and should not be taken to necessarily reflect realizable value.

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Cream expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years.  If Cream is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Cream.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Cream’s net capital gain and ordinary earnings for any year in which Cream is a PFIC, whether or not Cream distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

Cream’s stock price may limit its ability to raise additional capital by issuing common shares.  The low price of Cream’s common stock also limits Cream’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

The liquidity of Cream’s shares in the United States markets may be limited or more difficult to effectuate because Cream is a “Penny Stock” issuer.  Cream’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult for U.S. shareholders to trade on the open market.  Rules 15-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock”.  A “penny stock” is defined as an equity security with a market price of less than $5.00 per share.  However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

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

The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.  Under this rule, broker/dealers who recommend Cream’s securities to persons other than established customers and accredited investors (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000, together with his or her spouse) must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.  Securities are exempt from this rule if their market price is at least $5.00 per share.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the U.S. Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

The market for the Company’s stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Cream’s shares have ranged between Cdn$0.06 and Cdn$0.90 in the last three years.

Significant potential equity dilution and end of lock-ups.  A summary of Cream’s diluted share capital is as follows:

Cream has a large number of stock options outstanding (4,346,300 at August 31, 2005), of which 3,127,000 are exercisable at prices ranging from Cdn$0.10 to Cdn$0.30 per share which will likely act as an upside damper on the trading range of Cream’s shares.  The remaining 1,219,300 options are exercisable at a price of Cdn$0.54 per share, which is outside the trading range of Cream to date in calendar 2005 to August 31, 2005, of Cdn$0.16 to Cdn$0.0.40 per share.  There are no shares of Cream remaining subject to hold period restrictions in Canada and no shares with hold restrictions in the United States as of August 31, 2005.  At August 31, 2005, there are 2,032,500 warrants exercisable at a price of Cdn$0.45 until April 16, 2006.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares.  Dilutive securities at August 31, 2005, represent approximately 9.77% of Cream’s issued and outstanding shares.

ITEM 4

INFORMATION ON THE COMPANY

(a)

Introduction

The Company’s executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

Telephone: (604) 687-4622

Facsimile: (604) 687-4212

Email: info@creamminerals.com

Website: www.creamminerals.com

The contact person is Vancouver, British Columbia, is Frank A. Lang, Chairman, President and Chief Executive Officer.

The Company does not have an agent in the United States, and as such, the mailing address of the Company is the Company’s executive office at the address noted above.

The Company currently shares offices with a group of mining companies that share the offices and administrative services rendered by LMC Management Services Ltd. (“LMC”), who rent the office at the above address.  The lease on the premises rented by LMC expires on June 30, 2010.

Cream operates directly and also through one wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”).  References to “Cream” or to “the Company” include Cream de Mexico except where otherwise indicated

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CMA.”  Cream also trades on the Over the Counter Bulletin Board in the United States under the symbol CRMXF.

(b)

History and Development of the Company

Cream Minerals Ltd. ("Cream", or the "Company") was incorporated under the laws of the Province of British Columbia as Cream Silver Mines N.P.L. on October 12, 1966, with an authorized capital of 3,000,000 shares, each having a par value of $0.50.  By Special Resolution passed on July 12, 1974, Cream cancelled its Memorandum and Articles and substituted a new Memorandum and Articles therefore providing for the limited liability of members and the increase of the authorized capital to 10,000,000 shares with a par value of $0.50 each.  By Special Resolution passed September 24, 1987, Cream again altered its Memorandum, changing its name to Cream Silver Mines Ltd. in its English form and "Mines Cream Silver Ltee." in its French form and amending its authorized share capital to 30,000,000 common shares without par value.  Last, by Special Resolution passed September 15, 1994, Cream altered its Memorandum to consolidate its authorized and issued share capital of 30,000,000 common shares on a five-for-one basis into 6,000,000 common shares authorized, and issued common shares were consolidated from 18,707,937 common shares on a five-for-one basis into 3,741,587 common shares; to further increase its authorized capital to 50,000,000 common shares without par value (the "Common Shares"); and to change its name to Cream Minerals Ltd.  Cream has been listed on the TSX Venture Exchange (the "TSX Venture"), formerly the Vancouver Stock Exchange (“VSE”), since June 3, 1970.  The Company subsequently altered its Memorandum to increase its authorized capital to 500,000,000 common shares.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia).  The Business Corporations Act (British Columbia) does not require a company’s Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares.  Effective September 21, 2004, the Company altered the authorized capital of the Company from 500,000,000 shares without par value to an unlimited number of shares without par value.

At Cream’s request, the VSE placed Cream on inactive status on August 12, 1994.  Cream had requested inactive status in order to reorganize its affairs after the British Columbia provincial government placed Cream’s Vancouver Island mineral claims adjoining those of Westmin Resources Ltd. in moratorium, and refused to grant Cream a permit to explore these claims.  The claims, in Strathcona Park on Vancouver Island, were placed in moratorium in connection with the Strathcona Park area being declared a provincial park in 1972.  These actions by the provincial government left Cream with no viable project at the time and with little working capital.  The claims currently remain in moratorium.  Throughout the early to mid-1970s, Cream initiated several court cases seeking compensation for these claims.  The matter was ultimately decided by a decision of the British Columbia Court of Appeal denying Cream’s right to compensation.  Leave to appeal this decision to the Supreme Court of Canada was refused and Cream was then advised that it was without further legal recourse with respect to its Vancouver Island claims.  Recently, however, the British Columbia Court of Appeal specifically overruled its previous decision in the Cream case and the Company is presently reviewing its legal position in the light if this development.

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

Since its incorporation in 1966, the Company has been in the business of acquiring and exploration mineral properties.  For most of the past three completed years, and prior to that, the Company has been principally attempting to locate deposits of precious metals in the Province of British Columbia, Canada and Mexico.  The

Company also located claims in the Province of Manitoba, and in February 2005, entered into an agreement to explore for diamonds in Sierra Leone.

During fiscal 2003 and 2004, the Company continued exploration on its Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, which it staked in 2000.  In fiscal 2005, the Company received a report recommending an additional exploration program be carried out on the Nuevo Milenio property in Mexico.  After receiving the report, and reviewing the results in conjunction with other mineral property interests held by the Company, the Company determined that it was not going to conduct further exploration on the property in the foreseeable future, and as a result, has written down the property by $1,523,030 in fiscal 2005 to a nominal carrying value of $1.  Additional exploration and carrying costs incurred on the property will continue to be expensed.

In fiscal 2005 Cream entered into an option to purchase agreement to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.  After a total of four holes were drilled, the results did not meet the Company’s expectations and the properties have been returned to the optionors, and $472,948 has been written off in fiscal 2005.

During fiscal 2003, Cream entered into several option agreements in the Province of British Columbia and staked claims in the Province of Manitoba.  The properties optioned in British Columbia include the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia, the Goldsmith property consisting of 14 mineral units in three (3) mineral claims, located near Kaslo, British Columbia and the Lucky Jack Claim Group consisting of six (6) mineral claims, located near Kaslo, British Columbia.  The Lucky Jack Claim Group is adjacent to the Goldsmith Property and shares the same history and geology.  In fiscal 2003, Cream completed a second small, preliminary mapping and rock chip-sampling program at Goldsmith.  This phase of the exploration program focused on identifying the orientation of the veins or stockwork systems discovered in earlier work on the property.  In fiscal 2004, work carried out on the Kootenay Gemstone property in British Columbia consisted of prospecting and the establishment of detailed grids over new showings in the northern and southern sections of the property which have delineated geological and geochemical trends to the favourable gem-bearing occurrences.

In fiscal 2003, Cream acquired an initial 30,000-hectare mineral lease in northern Manitoba (the “Stephens Lake Property”).  The Stephens Lake Property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Palaeozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  In fiscal 2004, the Stephens Lake Property holdings, were pooled with the adjacent properties held by ValGold Resources Ltd., and Sultan Minerals Inc. (the “Companies”) to form one block of 92,194 hectares with each company holding a one third interest.  In April 2004, an additional 80,288 hectares was acquired adjoining to the north and now the property totals 170,482 hectares.  The Companies entered into an agreement with BHP Billiton Diamonds Inc. (“BHP Diamonds”) whereby BHP Diamonds was granted options to acquire up to a 70% undivided interest and fund all exploration expenditures on the property until they are terminated or fully exercised.  Cream also jointly entered into an agreement with BHP Diamonds to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Companies.  A drill program conducted by BHP Diamonds started in March 2005 on the Stephens Lake nickel property in Manitoba.  The program was curtailed due to weather conditions and has been delayed until the next field season in the winter of 2005-2006.

In fiscal 2003 Cream wrote down its deferred acquisition and exploration costs on its 100% interest in the Kaslo silver property to a nominal carrying value of $1 to reflect the extended period of inactivity by the Company on the property.  In fiscal 2005 Cream commenced a diamond drill program on its 100% owned Kaslo Silver Property, located in southeastern British Columbia.  In November the diamond drill program was terminated due to poor ground conditions.  This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.  Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  Capitalization of exploration costs on this property was restarted due to the exploration programs planned, which are dependent upon financing.

In fiscal 2003, Cream also entered into an agreement with Terra Gaia Inc. (formerly Terra Gaia Environmental Group Inc.) (“Terra Gaia”) by which it could acquire up to 100% of the outstanding shares of Terra Gaia, a private Canadian company.  Cream decided not to pursue the opportunity provided by the Terra Gaia transaction but Cream believes in the economic viability of the Terra Gaia technology and retains 100,000 shares at a cost of $25,000.

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream has the option to earn up to a 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company has the right to earn an undivided 51% interest in the property by issuing a total of 200,000 common shares, comprised of 100,000 common shares on March 16, 2005, and issuing 100,000 common shares within 12 months (a total of 200,000 common shares issued).  Exploration costs of not less than US$500,000 must be incurred on the properties by March 16, 2006.

Secondly, an additional 19% undivided interest may be acquired by the issuance of an additional 300,000 common shares by March 16, 2007, and completing an additional US$300,000 in exploration expenditures by March 16, 2007.  Upon acquisition of its interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia.

Cream’s principal capital expenditures and divestitures (in 000’s) over the three fiscal years ended March 31, 2005, are as follows:

Year
(i) Amounts Deferred (capitalized or invested)
2005	1,312
2004	873
2003	283
(ii) Amounts Written Down
2005	1,996
2004	13
2003	1,107
(iii) Amounts Expensed as Property Investigation Costs
2005	25
2004	91
2003	35

4.

The principal capital expenditures (in 000’s) currently anticipated for the ensuing year are as follows:

Exploration Projects
2006 Activities	$600

(c)

Business Overview

General

Cream is engaged in the exploration of natural resource properties and has been so engaged since its inception in 1966.  Over the past five years, until the year ended March 31, 2005, Cream has primarily focused its efforts in the Province of British Columbia and in Mexico.  Cream relinquished all of its former property holdings in Mexico during the fiscal year ended March 31, 1999, and halted all further exploration in Mexico until additional exploration funds could be raised.  Since 1999, Cream entered into exploration programs on two properties in Mexico, the Nuevo Milenio and the Fenix property, both located in the State of Nayarit, Mexico.  Cream wrote the Nuevo Milenio property down in the year ended March 31, 2005, by $1,523,030 to a nominal carrying value of $1, and currently retains a 100% interest in the property.  The Fenix property agreement was entered into during the year ended March 31, 2005.  After an unsuccessful drilling program, the property was written off by $472,948, and the property was returned to the optionors.

In fiscal 2003, Cream entered into three option agreements on mineral property interests in the Province of British Columbia, the Kootenay Gemstone property and the Goldsmith and Lucky Jack properties, which are contiguous to each other.  The Company also has a 100% interest in the Kaslo Silver property, which it has held since 1996.

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream has the option to earn up to a 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company has the right to earn an undivided 51% interest in the property by incurring exploration costs of not less than US$500,000 by March 16, 2006, and issuing a total of 200,000 common shares, comprised of 100,000 common shares on March 16, 2005, and 100,000 common shares within 12 months (a total of 200,000 common shares issued).  .

Secondly, an additional 19% undivided interest may be acquired by the issuance of an additional 300,000 common shares by March 16, 2007, and completing an additional US$300,000 in exploration expenditures by March 16, 2007.  Upon acquisition of its interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia, and its wholly owned subsidiary company, CDF, also incorporated in British Columbia.

All of the exploration properties and property agreements on properties located in Canada remain in good standing.  Exploration programs continually require additional funds and there is no certainty that such funds can be raised.  Cream’s properties are without a known body of commercial ore, and Cream’s activities on such properties to date have been exploratory in nature.

The prices of common shares of junior exploration companies are indirectly tied to metal prices, including gold prices which have fluctuated in the past ten years.  This affects exploration activity.  The ability to raise funds for exploration in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 1995 are shown below, which shows the fluctuation in the price of gold.  Metals prices also affect the rate of return on a mining property that may reach the development stage over the longer term.

20

Year	Average price per ounce (US$)	High price per ounce (US$)	Low price per ounce (US$)
1995	383.79	395.55	372.90
1996	387.81	414.80	367.40
1997	331.02	362.15	283.00
1998	294.24	313.15	283.40
1999	278.98	325.50	252.80
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005 (to August 31)	437.93 (Sept 14)	447.25	411.10

Cream does not have any operating revenue although historically it has had minor annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

(d)

Organizational Structure

The Company has one direct wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., incorporated in Mexico.  Unless the context otherwise requires, references herein to the “Company” or “Cream” include the subsidiary of the Company.

(e)

Property, Plant and Equipment

The Company has mineral exploration interests in mineral properties in Canada, Mexico and Sierra Leone.  Until April 2005, the Company was actively exploring in Mexico but has not had satisfactory results.  The Company has now acquired the Casierra Diamond properties in Sierra Leone and since the acquisition of the property has been focusing its exploration activity on this property.  The Company’s mineral property interests in Canada are in good standing and all payments on the properties are up to date.

None of the Company’s projects have known reserves, and it’s proposed programs are exploratory in nature.

1.

Casierra Diamond Property, Sierra Leone

Property Description

Casierra has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.

A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa was written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd. of Vancouver, Canada, who was requested to examine the licenses and prepare a report in accordance with National Instrument 43-101.

Mr. Ikona visited EPL 1/94 and EPL 5/94 from March 18 to 28, 2005, and also held discussions with government representatives.  EPL 1/94 covers approximately 10.5 km of the Sewa River channel along with adjoining flats and terraces up to 1.4 km wide.  The Sewa River has a long history of diamond production from alluvial sources with EPL 1/94 containing one of the last portions of the diamondiferous sections of the river which has not seen extensive hand mining by natives (Hall, 1966).  Within the lease, the river has a relatively low gradient, but is surrounded both upstream and downstream by sections of the river with much steeper, rapid forming gradients.

In a report written for the Geological Survey of Sierra Leone “The Diamond Fields of Sierra Leone” (P.K. Hall, ARSM, BSc, AMIMM), Hall (1966) reports production from 1950 to 1965 on the section of the river above EPL 1/94, as 42,000 cubic yards with an average recovered grade of 0.75 carats per yard.  He further reports 64,000 cubic yards production at similar grade for the same period from the section downstream from the license and suggests substantial reserves remain in these areas.

Based on extensive study of the Sewa River placers and very minor sampling, Hall presents an estimate for the section of the river contained within EPL 1/94.  He suggests 2,900,000 cubic yards at 0.4 carats per yard for the channel gravels and 1,500,000 cubic yards at 0.4 carats per yard for the flats and low terraces.

In his Technical Report, Mr. Ikona discusses historical reserve estimates, and notes “These are historical reserves only and do not conform to guidelines for resources and reserves according to NI 43-101, nor should it be assumed that any such resource or reserves will be developed on the license.”  He notes, however, there seems to be little doubt that diamondiferous gravels are present on the lease and accordingly recommends a two-phase exploration and development program.

Mr. Ikona reports that “Sampling to date is very encouraging, but has been on a wide spread basis and not sufficient to allow estimates of potential for the lease.  The lease at this time contains no mineral reserves or resources and it cannot be assumed that further work will develop any such reserves or resources.”

He reports, however, that results of the programs to date are sufficient to justify further work and recommends a two-phase program.  Phase 1, completed in June 2005, was a detailed magnetometer survey over portions of the lease indicated by the 1995 geophysical work as possible paleo channels employing an Ovenhauser type horizontal and vertical gradient magnetometer.  Costs of the program incurred to date on both licenses are estimated at US$350,000, of a total budget of US525,500.  Phase 2 will be a dredge-sampling program based on the results of phase 1 at an estimated cost of US$710,000.  The budgets are estimates only and are subject to change depending on equipment availability and exploration results.  It should be emphasized that no recovery of diamonds is anticipated from the Banka drilling, according to Mr. Ikona.  The drills being used have 6-inch diameter drive shoes, which produce a theoretical volume of 0.00670 cubic yards of material per foot of penetration into the gravels.  Assuming an average gravel depth of 3 feet, samples should then be about 0.02 cubic yards in volume, which is not great enough to ensure that any values present will be indicated.  In fact, should any diamonds be recovered, they must not be used to assign any values to the gravels, as the multiplication factor used in converting from the small sample size to cubic yards would indicate an impossibly high number.  Material recovered from drilling will be examined for trace minerals, possibly indicative of alluvial diamonds, and used as a guide for bulk tests.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work necessary to develop this first target of many on the offshore licence.  Magnetic heavy minerals in the younger marine sediments occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean.  Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.

The three anomalies indicate areas of heavy mineral concentrations over 2 square kilometers each in size.  The total area thus identified would have a volume of approximately 8,000,000 cu m per meter of depth, located within a small part of the 88 square kilometer licence.  Modeling of the magnetic data will allow estimates of thickness of the heavy mineral rich zones and serve to guide the next phase of sampling.

Cream advanced funds for the first stage of exploration (completed in June 2005) and development of the licences through CDF, with a view to bringing them into production in the short term.  All work programs are subject to approvals for mining plans, environmental and socio-economic studies.

Mr. Benjamin Ainsworth, P.Eng., President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC, and will continue to be the operator on the property.

2.

Mexico Exploration Properties

a.

The Nuevo Milenio Property, Nayarit, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property covers several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes.  Work on the property from 2000 to 2004 was concentrated within the five-km diameter Nuevo Milenio Caldera.  A report on an Enzyme Leach orientation study was completed by Dr. G. H. Gale, P. Eng., province of Manitoba, to determine if partial leach analytical methods could be used in delineating exploration targets.  Dr. Gale recommended that the three targets,

Once Bocas, Cafetal and South Once Bocas areas be more fully investigated with a partial leach survey to establish potential drill targets in these areas of alteration, disseminated mineralization and silica stockworks.  The cost of the recommended work was estimated to be US $150-175,000, exclusive of a follow-up drill program.  Dr. G. H. Gale, P.Eng., is a “Qualified Person” for the purposes of National Instrument 43-101.

After receiving the report, and reviewing the results in conjunction with other mineral property interests held by the Company, the Company determined that it was not going to conduct further exploration on the property in the foreseeable future, due to financing constraints and exploration of other mineral property interests, and as a result has written down the property by $1,523,030 in fiscal 2005 to a nominal carrying value of $1.  The size of the Nuevo Milenio property has been reduced by the CMM 1 claims and the remainder of the claims have been reduced in size by approximately 33% to reduce carrying costs on the property, which primarily involves payment of taxes relating to the concessions held.

b.

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

In fiscal 2005, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“CMM”), entered into an option to purchase agreement to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.

Pursuant to the terms of the agreement, the optionors were to vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid) over a 6-month period and the issuance of 200,000 common shares (50,000 issued) of the Company to be received over a 12-month period.  In addition to the above cash and share payments, CMM was to incur expenditures on the property totalling US$300,000 within one year following the date of regulatory approval, which was November 2, 2004.

After a total of four holes were drilled, the results did not meet the Company’s expectations, the property was returned to the optionors, and costs of $472,948 have been written off.

3.

Canada Exploration Properties

a.

Kaslo Silver Property

Introduction

The 100% owned Kaslo Silver Property encompasses nine former high-grade silver-lead-zinc mines located in south-eastern British Columbia, Canada.  The various mines operated at different times during the period from 1895 to 1966.  The property currently consists of 7 modified grid claims, 13 crown grants, 8 reverted crown grants, 37 two-post claims and one mining lease of three units, for a total 160 units.

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

Results identified two large mineralizing structures referred to as the Cork and Gold Cure Shear Zones.  Due to low silver and base metal prices the property was dormant from 1999 to 2004.

In October 2004 Cream commenced a diamond drill program on the Kaslo Silver Property.  This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.  Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  The initial drill hole was abandoned at 34 metres when the drill proved incapable of coring the shear zone.  A second steeper angled drill hole was successful in intersecting the hanging wall of the mineralized shear structure.  However, the second hole did not penetrate through the entire width of the shear zone and did not intersect the high-grade footwall mineralization.

Although the drill holes did not reach their proposed depth, the width and intensity of the intersected shear structure is very encouraging.  Prior drilling by Cream in 1998 returned values up to 2,271 g/t silver over 0.51 metres within a 3.25 metre interval that assayed 390.05 g/t silver from drill hole 98SB-05.  The highest silver values intersected in the previous drill program were obtained from the strongest part of the shear zone tested during that program.  These step-out holes intersected what appears to be broader and more intense shearing that may be related to higher-grade silver values.

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

Geophysics

Since it acquired the property, Cream has completed 51.7 kilometres of VLF-EM geophysical coverage over the mineralized Cork and Gold Cure Shear Zones.  The geophysical surveys clearly define the location and extent of the controlling shears, as they are very conductive by nature.

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

Black Bear Group of Claims

For a description of Cream’s interest in this property, see “Kaslo Silver Property” under this Item 4.

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

Cream completed a preliminary program of geological mapping, geochemical surveys, VLF electro-magnetometer surveys, a reconnaissance gravity geophysical survey, excavator trenching and 110 metres of diamond drilling in three short holes over the Black Bear Claims in 1998 and 1999.  The trenching program successfully encountered several small massive sulphide bodies that were tested with three short, wide spaced, diamond drill holes.  Sulphides were primarily pyrite, arsenopyrite and sphalerite containing low-grade silver values.

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

There was no material work carried out on the property in fiscal 2003 or 2004.  Cream has not had sufficient working capital to conduct a full-scale exploration program on the properties that make up the Kaslo Silver Property.  As a result, in 2003, Cream wrote down deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  The claims remain in good standing and the property is a long-term asset of the Company.  Cream has recommenced capitalizing exploration costs due to an exploration program completed on the property during the year ended March 31, 2005.

Proposed Exploration

Cost estimates to complete a recommended exploration program, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total $2,024,650.  The primary target areas for further investigation are within and adjacent to some of the historic workings.  Most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property would assist in further defining the regional structures that host mineralization.

At the Silver Bear zone, reverse circulation rotary drilling is recommended along the strike of the graphitic shear structure.  Difficulty of recovery from previous diamond drilling, combined with the nugget effect of the poddy mineralization, may require follow up work to consist of a combination of reverse circulation drilling and bulk sampling of surface exposures.  As well, diamond drilling is recommended at the Black Fox, Gibson, Bismark and Cork-Province mineralized zones to further explore their potential.

Due to the encouraging results obtained to date, an expanded work program is planned for fiscal 2006, subject to financing.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

b.

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

Introduction

After Cream discovered ice-blue to deep greenish-blue beryl crystals (aquamarine) on its Kootenay Gemstone Property, additional claims, now covering over 5,000 hectares were staked along the 23-kilometre length of the favourable contact area.  This contact area hosts classic beryl mineralization in pegmatites and quartz veins.

During the initial prospecting, claim staking and sampling program, widespread beryl mineralization was identified within abundant pegmatite dykes located in both granitic and sedimentary rocks.  Ice-blue beryl crystals are the most common, followed by greenish beryl crystals, with minor clear, white and yellow beryl crystals also being found.

Beryl gemstones include Aquamarines, which are greenish-blue in colour, and Emeralds, which are green in colour.  These beryl gemstones are also generally classified into three categories according to quality: gem quality is transparent; near-gem quality is translucent; non-gem quality is opaque.  On Cream’s Kootenay Gemstone Property, all three categories of Aquamarine crystals have been discovered.  So far, in this very early exploration stage, only near-gem and non-gem Emerald crystals have been found.

Location and Access

The Kootenay Gemstone Property is located on the west and south sides of Kootenay Lake, in the Nelson Mining Division of southeastern British Columbia.  The north-western corner of the property is located 30 kilometres east of Salmo and the southeastern corner of the property is 12 kilometres west of Creston.  The claims cover an area of approximately 5800 hectares and are centred at latitude 49o15'N and longitude 116o51'E within mapsheets 82F.017, 026, 036.

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

Physiography

The Kootenay Gemstone Property is located in an area of rugged terrain.  Topography on the property is steep with elevations ranging from 532 metres at Kootenay Lake to 2,285 metres on the peak of Iguana Mountain in the south central portion of the claim area.  Outcrop is somewhat limited on the property, generally confined to steep creek gullies or road cuts, with more prevalent outcrops on ridges and steeper slopes.

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

Detailed prospecting and mapping on the OMG and Topaz Claims in 2003 and 2004 revealed three distinct styles of beryl mineralization.  Beryl crystals on the OMG claims are of variable quality, consistently blue to bluish-green and relatively abundant (locally up to 10% of pegmatite volume).  The majority of the beryls are found within the matrix of the pegmatite veins and dykes.  However, the most impressive specimens were discovered in later stage quartz veins containing minor molybdenite and significant open spaces (vugs).  Perfect millimetre scale transparent, light greenish-blue aquamarine crystals have been found within the open vugs, in these veins.

It has been demonstrated that litho geochemistry and soil geochemistry techniques have been successful at defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

c.

Goldsmith Property, British Columbia

Introduction

The Goldsmith Property contains numerous historic, small scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park, etc) throughout a 3 kilometre long belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization in the workings is found in numerous quartz veins which range from a few centimetres to 5 metres in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the sulphide-altered wall rock between and adjacent to the quartz veins.  Historic reports from the early 1900s expound on the amount and size of free gold within these vein networks.  The 1903 Geological Survey of Canada Summary Report describes the original discovery of the Lucky Jack vein as:

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

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Company entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($15,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

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

No significant exploration programs were carried out on the property after 1982, until Cream’s small exploration programs on the property.

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

Proposed Exploration Program

Due to the favourable results for the 2003 sampling program, an expanded exploration program is proposed for the Goldsmith Property in fiscal 2006.  Along with continued prospecting and sampling of additional historic workings, not previously located during the 2003 program, a grid will be established over the 1.5 x 1.5 kilometre area containing most of the historic workings.  This grid will be geochemically and geophysically surveyed accompanied by detailed geological mapping in order to define trench and drill targets.

d.

Stephens Lake Property

In early 2003, Cream Minerals Ltd. acquired a 30,000-hectare mineral lease in Northern Manitoba adjacent to two similar sized properties acquired by Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”)  Subsequently, these mineral leases were pooled into one block of 92,194 hectares with each company holding a one third interest.  In April 2004, an additional 80,288 hectares was acquired adjoining to the north to bring the claims total to 170,482 hectares.

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) whereby BHP Billiton was granted options to acquire up to a 70% undivided interest and fund all exploration expenditures on the property until the agreement is terminated or fully exercised.

In July 2004 Cream jointly entered into an agreement to option two (2) staked claims, namely the Trout and Trout 1 claims, located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Property.

In the event that BHP exercises both options, a joint venture will be formed with BHP holding 70% and each of the three Companies (Cream, Sultan and ValGold) having a 10% working interest or a 1% net smelter royalty.

The Stephens Lake Property is 70 kilometres in length and is situated 100 km east of Gillam, Manitoba.  The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Palaeozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  The Thompson Nickel Belt is one of the most important nickel producing regions in the world.  Since its discovery in the late 1950’s, there has been production from five main deposits over a distance of 200 km, with production plus reserves in excess of 170 million tonnes.

BHP Billiton started a diamond drill program on the property in March 2005.  The program was curtailed due to weather conditions before the first hole was completed and has been delayed until the next field season in the winter of 2005-2006.

e.

Other Properties

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Profit Lake mineral claims located in the Whitefin Lake area in Ontario.  After a work program on the property, the Company determined that the property did not meet its expectations and a total of $12,016 was written off in fiscal 2002.

In June 2000, Cream acquired an option on the Raven mineral claims consisting of 6,600 hectares in modified grid claims, totalling 265 units located on Nootka Island, 50 kilometres west of the community of Gold River situated on the west coast of Vancouver Island, British Columbia.  Prior to fiscal 2004, Cream wrote down the property by $123,552 to a nominal carrying value of $1, and returned the property to the optionors in fiscal 2004.

During the year ended March 31, 2002, the Company entered into an option agreement to acquire 100% interest in the Blue Jay mineral claims located near Stewart, British Columbia.  After a work program on the property, the Company determined that the property did not meet its expectations and a total of $25,898 was written off in fiscal 2002.

3.

Other Investments

In March 2002, Cream entered into an agreement to acquire up to 100% of the outstanding shares of Terra Gaia Inc. (“Terra Gaia”), a private Canadian company.  To complete the transaction, Cream was to complete a financing to raise approximately $3.2 million, which would be advanced to Terra Gaia pursuant to the agreement to be used to build and operate a proposed demonstration plant and provide working capital for Terra Gaia.  In consideration for arranging the financing, Terra Gaia was to issue shares to Cream in an amount equal to 50% of the then outstanding share capital of Terra Gaia.  Upon completion of the full amount of the financing, Cream and Terra Gaia agreed to enter into an arrangement agreement, whereby Cream was to be given the opportunity to acquire the shares of Terra Gaia not then held by Cream, and pursuant to which the Terra Gaia shareholders, other than Cream, would be entitled to exchange their shares for shares in the capital of the Company, pursuant to a Plan of Arrangement under the Company Act (British Columbia).  In July 2002, Cream was unable to make a required second payment of $225,000 and the agreement with Terra Gaia was terminated.  The Company invested $25,000 for which Cream has received 100,000 common shares of Terra Gaia.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream Minerals Ltd. (“Cream”) for the years ended March 31, 2005, 2004 and 2003, and related notes thereto.  Cream’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 12 to the financial statements, which is summarized below, there are no material differences, for the purposes of the financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  In April 2005, Cream completed a private placement of 2,000,000 units at a price of $0.35 per unit, each unit comprised of one common share and one share purchase warrant, exercisable at a price of $0.45, for twelve months, for gross proceeds of $700,000.  Proceeds from the private placement were used for the further exploration of the Company’s Casierra diamond project in Sierra Leone and for general working capital.  During the year ended March 31, 2005, 810,001 warrants were exercised to provide $240,000 to the treasury and 364,000 stock options were exercised to provide $45,750 to the treasury.  The Company will need to raise additional funds to carry out its planned exploration programs and for general working capital.

Cream’s accounting policy is to capitalize all costs relating to the acquisition, exploration and future development of its mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  As at March 31, 2005, Cream has capitalized $705,730 (2004 - $1,389,607) on the acquisition and exploration of mineral property interests.

Cream pays Lang Mining Corporation management fees of $2,500 per month for the services of Frank A. Lang as president and chief executive officer.  These services are not provided through LMC Management Services Ltd. (“LMC”).

Cream contracted its management, administrative, geological and other services to LMC Management Services Ltd. (“LMC”), a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.  At March 31, 2005, $53,306 (2004 - $3,376) is payable to LMC.

(a)

Operating Results

Results of Operations

Year Ended March 31, 2005, Compared to Year Ended March 31, 2004

For the year ended March 31, 2005, Cream incurred a loss of $2,815,003, or loss per common share of $0.10, compared to a loss of $490,869, or a loss of $0.02 per common share in the year ended March 31, 2004.

Total operating expenses, before interest income, property write-downs, and foreign exchange loss totalled $706,806 in fiscal 2005, compared to $468,770 in fiscal 2004.  The Company wrote-down its interest in the Nuevo Milenio property in Mexico by $1,523,030 to a nominal carrying value of $1 in fiscal 2005, and wrote off its Fenix property by $472,948, for a total write-down of mineral property interests of $1,995,978.  This compares to $12,573 relating to additional expenses on the Raven property in fiscal 2004.  The Raven property was written off in the year ended March 31, 2003.

Cream conducted exploration activities in Mexico and in Sierra Leone in fiscal 2005, and there are foreign exchange risks associated with exploration in foreign jurisdictions.  Foreign exchange losses increased from $10,949 in fiscal 2004 to $13,958 in fiscal 2005.  The Company had funds in United States and Mexican pesos during the year, and with the volatility of these currencies compared to the Canadian dollar, a significant portion of the loss relates to the costs incurred and costs of funds converted from United States dollars and pesos during the year.

Legal, accounting and audit increased from $41,717 in fiscal 2004 to $58,787 in fiscal 2005.  Legal, accounting and audit fees have increased substantially and will likely continue to increase in the future due to the increased regulatory reporting requirements.  The Company has also incurred legal fees with respect to the acquisition of the Fenix property in Mexico and the Casierra properties in Sierra Leone.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $30,000 in each fiscal year.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.

Office and administration costs increased from $40,086 in fiscal 2004 to $90,536 in fiscal 2005.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.  Administration and activity levels were higher throughout fiscal 2005 compared to fiscal 2004, as the Company was actively engaged in exploration programs throughout most of fiscal 2005, compared to a lower level of exploration activity for most of fiscal 2004.

Salaries and benefits have increased from $33,056 in fiscal 2004 to $64,855 in fiscal 2005.  Wages are higher than in prior years and will continue to be higher due to the time required for complying with increased reporting and regulatory regulations.

Stock-based compensation of $288,601 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2005, compares to $216,328 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2004.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 141% in fiscal 2005 and 131% in fiscal 2004.

Shareholder communications have increased from $85,342 in fiscal 2004 to $114,625 in fiscal 2005.  The Company utilizes the services of two investor relations’ consultants.  The first contract was with Renmark Financial Communications (“Renmark”) entered into in August 2003.  Renmark was paid $21,000 in fiscal 2005, compared to $32,000 in fiscal 2004.  The company also has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in fiscal 2005 compared to $10,000 in fiscal 2004.

Listing and filing fees increased from $8,639 in fiscal 2004 to $14,057 in fiscal 2005.  Transfer agent fees increased from $9,341 in fiscal 2004 to $10,297 in fiscal 2005, and will likely continue to increase as transfer agent fees have increased and the Company has more shares outstanding.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have increased from $25,362 in fiscal 2004 to $45,271 in fiscal 2005.  The largest portion of the increase relates to newswire dissemination costs.

Travel and conference expenses have increased from $21,199 in fiscal 2004 to $25,673 in fiscal 2005.  Travel increased due to increased attendance at conferences during the year.

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

Three Months Ended March 31, 2005, Compared to Three Months Ended March 31, 2004

For the three months ended March 31, 2005 (“Q4 2005”), Cream incurred a loss of $762,072 or $0.03 per common share, compared to a loss of $218,388, or $0.01 per common share for the three months ended March 31, 2004 (“Q4 2004”).  Total operating expenses, before interest income, were $193,648 in Q4 2005 as compared to $219,059 in Q4 2004.  In Q4 2005, there was a $2,827 foreign exchange loss related to transactions associated with operations in Mexico and Sierra Leone in Q4 2005, compared to a loss of $10,557 in Q4 2004 related to operations in Mexico.

Legal, accounting and audit fees decreased from $28,068 in Q4 2004 to $19,543 in Q4 2005, primarily due to timing of the annual audit.  Salaries and benefits decreased from $7,666 in Q4 2004 to $1,067 in Q4 2005.  This is a result of timing of administration and accounting activity required during the quarter and the year.  Stock-based compensation included in Q4 2005 is $42,884 in stock-based compensation to directors and employees that is a non-cash item compared to $107,637 in Q4 2004.

Shareholder communications increased from $24,487 in Q4 2004 to $38,304 in Q4 2005.  Consulting fees of $6,000 were paid to Arbutus in each fiscal period.  Cash payments of $12,000 were made to Renmark in Q4 2004, compared to $1,000 in Q4 2005.  Renmark and Arbutus are at arms length to the Company.  A refund of $239 for listing and filing fees was received in Q4 2004 compared to an expense of $5,590 in Q4 2005.  Transfer agent fees decreased from $4,856 in Q4 2004 to $865 in Q4 2005 due to a private placement financing completed in Q4 2004, with no comparative financing in Q4 2005.  Website, news release dissemination, printing, answering investor queries, and other related costs account for the remainder of the costs included in shareholder communications costs.

Travel and conference costs of $13,606 in Q4 2004 compare to $13,836 in Q4 2005.  The Company had a representative at the Prospectors and Developers Conference in both fiscal years.

In Q4 2005 and Q4 2004, management fees of $7,500 were paid to Lang Mining Corporation for the services of the president, pursuant to an agreement dated January 1, 2003.

In Q4 2005, the Company wrote off its interest in the Fenix property in Mexico by a total of $472,948 and incurred additional costs of $6,073, which were written down, on its Nuevo Milenio property in Mexico, which the Company carries at a nominal value of $1.

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

Long-Term Debt and Other Commitments

Cream has no long-term debt.  Cream has several mineral property interests under option, where cash and share payments are required to be made pursuant to the terms of the option agreements.  The Company must make cash payments of $31,666 and issue 116,667 common shares in fiscal 2006 to maintain the mineral property interests held at March 31, 2004, in good standing.  Subsequent to March 31, 2005, cash payments of $6,667 have been made and 116,667 common shares have been issued pursuant to the various option agreements.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  The concessions have been reduced by dropping the CMM 1 concession and reducing the size of the other concessions by approximately one-third to reduce the carrying costs.

Management Services Contracts and Related Party Transactions

Effective January 1, 2003, Cream commenced paying Lang Mining Corporation $2,500 per month for the services of the President and Chairman of the Company, for a total of $30,000 in fiscal 2005 (2004 - $30,000).  These services are not provided through LMC Management Services Ltd. (“LMC”).

Effective August 1, 2001, Cream has contracted its management, administrative, geological and other services to LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.  During the years ended March 31, 2005 and 2004, $186,603 and $123,623 were paid to LMC, respectively.  These totals include salaries and benefits and full cost recoveries.

Investing Activities and Capital Expenditures

Current assets decreased to $272,923 at March 31, 2005, from $1,269,340 at March 31, 2004.  The Company is able to meet its current commitments of $138,550 (March 31, 2004 - $216,080) from current existing cash balances.

The market value of investments in marketable securities was $33,166 at March 31, 2005, compared to $58,023 at March 31, 2004.  The marketable securities held are highly volatile.  The book value of these securities is $31,704 (2004 - $43,894).  Investments in shares of ValGold Resources Ltd. and Abitibi Mining Corp. have been written down to the trading price of the common shares on March 31, 2005.  Investments include shares with a book value of $30,796 (March 31, 2004 - $41,796) that are investments in companies with officers and directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a cost of $25,000.

Mineral Property Acquisitions and Payments

Year Ended March 31, 2005

The Company has jointly entered into an agreement to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the same optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($10,000 paid in total by the optionees) and issue 200,001 common shares (66,667 shares in the capital of each of the optionees) (16,667 issued by the Company) to the optionor over a 36-month period from July 22, 2004.  In addition, the optionees must also incur exploration expenses of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the optionees will be vested with 75% of the Trout Claim Group and enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.

The Lucky Jack option agreement requires the issuance of 200,000 common shares (100,000 issued to date) and payments totalling $110,000 ($15,000 paid) over six years.

The Kootenay Gemstone property agreement requires the issuance of 500,000 common shares (300,000 issued to date) and cash payments totalling $100,000 (20,000 paid) over 48 months.  A payment of $10,000 payable on February 21, 2005, was deferred to February 21, 2008.

In fiscal 2005, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“CMM”), entered into an option to purchase agreement with the optionors to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.  Pursuant to the terms of the agreement, the optionors were to vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid) over a six-month period and issuance of 200,000 common shares (50,000 issued) of the Company to be received over a 12-month period.  The Company expended a total of $70,536 on acquisition costs and $402,412 on exploration activities and as exploration results did not meet the Company’s expectations, these costs totalling $472,948 were written off in the year ended March 31, 2005.  Costs incurred subsequent to March 31, 2005, will be written off in the period of expenditure.

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc., (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the agreement, Cream has the exclusive right and option to earn up to a 70% interest in the property by completing the following exploration expenditures on the property and by making the following share issuance payments to the optionor:

•

Firstly, Cream will be vested with an undivided 51% of Casierra’s interest in the company which owns the property by issuing a total of 200,000 common shares of the Company, 100,000 common shares on March 16, 2005, and 100,000 common shares within 12 months, which were also issued, for a total of 200,000 common shares, and by completing US$500,000 in exploration expenditures on the property by March 16, 2006.

•

Secondly, Cream may acquire an additional 19% undivided interest (for a total 70% of Casierra’s interest) by issuing an additional 300,000 common shares of the Company by March 16, 2007, and completing an additional US$300,000 in exploration expenditures on the property.

In the event Cream has acquired 70% of Casierra’s interest, a joint venture will be constituted between the parties and each party will contribute to further expenditures on the property in accordance with its respective interest.

In summary, in fiscal 2005, Cream incurred cash payments of $23,333 and US$50,000 and issued 466,667 common shares for the acquisition of mineral property interests on the Kootenay Gemstone, Goldsmith, Lucky Jack, Fenix, Trout Claim Group and Stephens Lake properties.

Exploration expenditures on the Nuevo Milenio Property in fiscal 2005 included $134,382 on drilling, $82,037 on geological, $87,579 on site activities, $35,752 on assays and analysis, and $45,518 on travel and accommodation.  In Q3 2005, the Company reviewed the exploration results on the Nuevo Milenio property, and although the Nuevo Milenio property has exploration potential, the Company felt it did not meet the expectations of the Company, and as a result the property has been written down by $1,523,030 to a nominal carrying value of $1.

The Company expended $472,948 on the Fenix property in Mexico, including site activities of $201,921, drilling of $77,589, assays and analysis of $11,980, travel and accommodation of $50,399, and geological of $60,523.  Exploration results did not meet the Company’s expectations and as a result the Company has written off the Fenix property by $472,948.  Additional costs incurred on this property subsequent to March 31, 2005, will be written off in the first quarter of fiscal 2006.

Other exploration expenditures in fiscal 2005 include $223,013 on exploration of its British Columbia properties.  This included $21,139 on assays and analysis, $56,139 on geological services and $8,054 on travel and accommodation on the Goldsmith, Kootenay Gemstone and Lucky Jack properties.  The Company also expended $54,188 on work on the Kaslo property, including $38,110 on a drill program that they were unable to complete.

The Company received a refund on the exploration advance of $29,862 from the province of Manitoba with respect to exploration costs incurred in fiscal 2005 on the Stephens Lake Property in Manitoba, including the Trout claims, which has offset acquisition costs.

Year Ended March 31, 2004

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

•

a 51% undivided interest in the Stephens Lake Property (the "First Option"); and

•

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

Financing Activities

In fiscal 2005, 810,001 share purchase warrants were exercised and 364,000 stock options were exercised to acquire 1,174,001 common shares, providing $285,750 to the treasury.

Of Cream’s issued and outstanding shares, no shares were held in escrow at March 31, 2005 or March 31, 2004.

The Company extended the expiry date of warrants previously issued pursuant to a brokered private placement from February 19, 2005, to April 19, 2005.  The warrants, exercisable at an exercise price of $0.75 per share, for up to 1,200,000 common shares of Cream, expired unexercised.

Subsequent to March 31, 2005, the Company completed a non-brokered private placement of 2,000,000 units (the “Units”) at a price of $0.35 per Unit, for gross proceeds of up to $700,000.  Each Unit is comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Cream for a period of 12 months from closing, at an exercise price of $0.45 per share.  In addition, the Company issued 32,350 finders’ fee units.

It will be necessary for the Company to enter into a form of private placement or similar form of financing in order to continue with property and exploration commitments on its mineral properties.

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

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2005, when it dropped the CMM 1 claims and decreased the size of the remainder of the property by approximately 33%.  The Company completed a drilling and exploration program in May 2004.  Exploration results are detailed in the mineral property section of this annual report.  Exploration programs on the Company’s mineral property interests are contingent on satisfactory exploration results and the ability of the Company to obtain financing, as the Company has no other source of revenue.

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

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.  As of the end of the fiscal 2005-year Cream estimates the minimum cost of maintaining its corporate administrative activities at approximately $15,000 per month, based on current levels of activity.  Accordingly Cream’s management estimates that a minimum of $450,000 will be needed to maintain its corporate status and assets over the ensuing two-year period, including minimal exploration and claims related activity.  Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

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

(a)

Exploration expenses

Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration work is either effectively abandoned and related costs are written off or the property reaches a development stage. Development costs may also be deferred until such time as further related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings.  Under U.S. GAAP, and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially mineable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.  At this stage, Cream has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under U.S. GAAP, all exploration costs incurred during the year are to be expensed.  Had Cream presented its financial statements in accordance with U.S. GAAP, the balance of Mineral Property Interests for the years ended March 31, 2004, 2003, and 2002, would have been $384,512, $187,151 and $29,755, respectively.

 (b)

Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years.  Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes.  This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended March 31, 2005, 2004 and 2003.

(c)

Asset retirement obligation

As of April 1, 2003, the Company adopted SFAS No. 143 Accounting for Asset Retirement Obligations, which established standards for accounting for a legal obligation associated with the retirement of long-lived assets. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is amortized over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect to passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Canadian GAAP requires the Company make an estimation of future site reclamation costs based on undiscounted future cash outflows.  Previously, U.S. GAAP for asset retirement obligations were comparable to Canadian accounting principles.

The Company’s mineral property interests are properties in the exploration stage and as such, the adoption of SFAS does not have a material impact on the Company’s financial position.

(d)

Accounting for impairments

In August 2002, the FASB issued SFAS No. 141, Accounting for Impairment or Disposal of Long-Lived Assets, that established a single accounting model, based on the framework of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, for long-lived assets to be disposed of by sale.  The Company adopted SFAS No. 144 on April 1, 2003, and no adjustment resulted from its adoption. (e)

(e)

Costs of exit or disposal of activities

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal of Activities.  SFAS No. 146 requires companies to recognized costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan.  SFAS No. 146 replaces previous accounting guidance provided by the EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination

Benefits and Other Cost to Exit an Activity (including Certain Costs Incurred in a Restructuring), and was effective for the Company for exit or disposal activities initiated after march 31, 2003.  The adoption of this new standard had no effect on the Company’s consolidated financial position.

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

Without additional external funding to meet existing obligations and to finance further exploration and possible development work on its mineral properties, there is substantial doubt as to Cream’s ability to continue as a going concern.  Although Cream has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.

E.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements other than the leases and mineral property option payments as disclosed in the tabular disclosure of contractual obligations.

F.

Tabular disclosure of contractual obligations

The Company has no long-term obligations.  All mineral option payments and share issuances are at the option of the Company, and are made pursuant to the option agreements, and upon exploration results that warrant additional work.  The following table summarizes the Company’s option payments that may be made at the option of the Company, on its mineral property interests at March 31, 2005:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total

Kootenay Gemstone Property option	$ 20,000	$ 30,000	$ 30,000	$ --	$ --	$ --	$ 80,000
Goldsmith Property option	10,000	15,000	20,000	20,000	20,000	20,000	105,000
Lucky Jack option	10,000	15,000	20,000	20,000	20,000	20,000	105,000
Trout Lake property option	6,666	13,333	13,333	--	--	--	--
	$ 40,000	$ 60,000	$ 70,000	$ 40,000	$ 40,000	$ 40,000	$ 290,000

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

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company
Frank A. Lang, President Chairman, President, Chief Executive Officer and Director	Emgold Mining Corporation, Sultan Minerals Inc., ValGold Resources Ltd.; Aurizon Mines Ltd., Acrex Ventures Ltd., Abington Ventures Inc., Altima Resources Ltd.	Chairman, President and Chief Executive Officer, Cream Minerals Ltd.
Arthur G. Troup Vice President, Exploration and Director	Sultan Minerals Inc.; Acrex Ventures Ltd. and Altima Resources Ltd.	President, Sultan Minerals Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000
Sargent H. Berner Director	ValGold Resources Ltd.; Emgold Mining Corporation, Aurizon Mines Ltd., Sultan Minerals Inc., Titan Logix Corp. and Arrabbiata Capital Corp.	Associate Counsel, DuMoulin Black, Barristers & Solicitors
Robin H. Merrifield Director	None	Business consultant since 2001;
Shannon M. Ross CFO and Corporate Secretary	Arrabbiata Capital Corp.	Chief Financial Officer of ValGold Resources Ltd., Sultan Minerals Inc., and Emgold Mining Corporation

Frank A. Lang, P.Eng., Chairman, President, Chief Executive Officer and Director has been President of the Company from 1966.  Mr. Lang is Chairman of Sultan Minerals Inc.  Prior to working full time in the mining industry, Mr. Lang was an industrial sales engineer with BC Hydro.  Frank Lang has been involved in the operation and financing of junior resource companies for over 30 years.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and has practised corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black since 1976.

Ferdinand Holcapek is a geologist, and has been the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V. since its incorporation in 1999.  From 1996 to 2001 he was the Sole Administrator and Director General of Valerie Gold de Mexico, S.A. de C.V.

Arthur G. Troup, P.Eng, is Vice President, Exploration, to the Company.  For several years prior to joining Cream, Mr. Troup was a geological consultant and President of Archean Engineering Ltd., a company offering project management and mineral exploration services.  Mr. Troup graduated from McMaster University in Hamilton, Ontario with a M.Sc. in Geology and has 30 years experience in the mining industry throughout the world including working for Rio Algom Exploration, Teck Corporation, Canada Nickel Corporation and Placer Dome Canada Limited.  Mr. Troup spends about 5% to 10% of his time on the affairs of the Company.

Robin Merrifield, Director since 2004, has been a business consultant since 2001.  From 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

Ronald M. Lang, director until September 15, 2005, has been a self-employed businessman for over ten years.

Shannon M. Ross, CA, has been the Chief Financial Officer and Corporate Secretary of the Company since 2000, and is also the Chief Financial Officer and Corporate Secretary for Sultan Minerals Inc, Emgold Mining Corporation and ValGold Resources Ltd., public companies sharing office premises.  From June 2001 to March 2004 she was the Chief Financial Officer for Northern Orion Resources Inc.  From 1991 to 1999, Ms Ross was with the Hunter Dickinson Group of companies, and held the position of Controller and other positions during that period.  She was Controller of Dia Met Minerals Ltd. for a period in 1999.  Shannon holds a Bachelor of Commerce degree from the University of Alberta, and is a registered Chartered Accountant (CA) in British Columbia.  Ms Ross spends approximately 10% to 20% of her time on the affairs of the Company.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.  Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will declare his interest and abstain from voting on such matter.  All directors have a term of office expiring at the next annual general meeting of Cream which is expected to be held in September 2006.

Mr. Ronald M. Lang, director until September 15, 2005, is the son of Frank A. Lang, and a shareholder of Lang Mining Corporation.  There are no other family relationships between any of the directors and executive officers of the Company.

B.

Compensation

Cream has no arrangements, standard or otherwise, pursuant to which directors are compensated by Cream or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.  Stock options are a significant component of the compensation received by the directors and serve to provide incentive to such individuals to act in the best interests of Cream and its shareholders.  Cream has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.  Cream granted stock options to its directors, officers and employees during the most recently completed financial year.  The purpose of granting such options is to assist Cream in compensating, attracting, retaining and motivating the Directors of Cream to closely align the personal interests of such persons to that of the shareholders.

The purpose of the Plan is to allow Cream to grant options to directors, officers, employees and service providers, as an incentive to continue to serve, and as an opportunity to participate in the profitability of Cream.  The granting of such options is intended to align the interests of such persons with that of Cream.  Options are exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to the Cream or its subsidiaries.  The maximum number of Common Shares which may be issued pursuant to options previously granted and granted under the Plan is 4,750,000, or such additional amounts as may be approved from time to time by shareholders of Cream.  The Plan provides that the number of Common Shares under the Plan, together with all of Cream’s other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding Common Shares.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis.

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

During Cream’s financial year ended March 31, 2005, the aggregate direct remuneration paid or payable to Cream’s directors and senior officers by Cream and its subsidiaries, all of whose financial statements are consolidated with those of Cream, was $168,702.  This figure includes $30,000 paid to Lang Mining Corporation, $106,572 paid to the director and sole administrator of Cream Minerals de Mexico, S.A. de C.V. and $32,130 paid to the officers of Cream, other than the fees paid to the President and Chief Executive Officer and the sole administrator of the Company.  The portion of remuneration received through LMC Management Services Ltd., which is attributable to Cream’s affairs totalled $32,130 for the year ended March 31, 2004.

Frank A. Lang, President and Chairman of the Board of Directors and a director of Cream, Ferdinand Holcapek, Sole Administrator, Cream Minerals de Mexico, S.A. de C.V., Arthur G. Troup, Vice President Exploration and a director of Cream and Shannon Ross, Cream’s Secretary and Chief Financial Officer, are each a “Named Executive Officer” of Cream for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Cream’s three most recently completed financial years ended March 31, is as set out below:

		Annual Compensation		Long Term Compensation
				Awards			Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang, President and Director	2005	30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2004	30,000	Nil	Nil	100,000	Nil	Nil	Nil
	2003	7,500	Nil	Nil	170,000	Nil	Nil	Nil
Arthur G. Troup Vice President Exploration and Director	2005	15,200	Nil	Nil	100,000	Nil	Nil	Nil
	2004	6,653	Nil	Nil	100,000	Nil	Nil	Nil
	2003	1,851	Nil	Nil	75,000	Nil	Nil	Nil
Ferdinand Holcapek Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. and Director	2005	106,572	Nil	Nil	200,000	Nil	Nil	Nil
	2004	77,694	Nil	Nil	100,000	Nil	Nil	Nil
	2003	29,445	Nil	Nil	100,000	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2005	16,930	Nil	Nil	Nil	Nil	Nil	Nil
	2004	7,069	Nil	Nil	100,000	Nil	Nil	Nil
	2003	3,634	Nil	Nil	50,000	Nil	Nil	Nil

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers and directors exercised the following stock options in respect of Cream’s shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable*	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang and Dauntless Developments Ltd.	Nil	Nil	288,600/100,000	62,207/Nil
Ferdinand Holcapek	150,000	32,500	125,000/175,000	2,250/6,750
Sargent H. Berner	Nil	Nil	225,000/25,000	32,500/Nil
Ronald M. Lang (resigned September 15, 2005)	Nil	Nil	225,000/25,000	31,750/Nil
Arthur G. Troup	Nil	Nil	250,000/100,000	34,125/3,375
Robin Merrifield	Nil	Nil	37,500/112,500	1,688/5,062
Shannon M. Ross	Nil	Nil	150,000/100,000	34,250/Nil

Option Grants During the
Most Recently Completed Financial Year

The Company’s current option plan allows for the issuance of 4,750,000 stock options.  There were 600,000 options granted during the year ended March 31, 2005.  Subsequent to March 31, 2005, 168,600 stock options were exercised at a price of $0.10 and 1,485,000 stock options were granted to directors and officers, management company employees and consultants at a price of $0.165 per share, expiring August 3, 2010, leaving the allowable remaining to be issued under the current plan at 100.  It is proposed that the number of options under the plan be increased from 4,750,000 to 6,401,655 common shares.  The increase in the number of shares will be subject to disinterested shareholder approval at the annual general meeting of the Company to be held on September 15, 2005.  The plan allows for a vesting period of all options granted under the plan as follows: 25% on grant, and 25% every six months thereafter.  There are no changes to be made to the terms of the stock option plan.  The Plan provides that the number of common shares under the Plan, together with all of Cream’s other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding common shares.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis.

The purpose of the Plan is to allow Cream to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of Cream.  The granting of such options is intended to align the interests of such persons with that of Cream.  Options will be exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to Cream or its subsidiary.

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

Stock Options Outstanding

(at August 31, 2005)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Cream and Subsidiaries

Frank A. Lang Chairman, President and Chief Executive Officer and Director	170,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	250,000	0.165	August 3, 2005	August 3, 2010
	520,000
Arthur G. Troup	75,000	0.10	September 29, 2000	September 29, 2005
Vice President Exploration and	75,000	0.15	April 26, 2002	April 26, 2007
Director	100,000	0.54	December 18, 2003	December 18, 2008
	100,000	0.30	October 6, 2004	October 6, 2009
	120,000	0.165	August 3, 2005	August 3, 2010
	470,000
Shannon M. Ross	100,000	0.10	September 29, 2000	September 29, 2005
Chief Financial Officer and	50,000	0.15	April 26, 2002	April 26, 2007
Corporate Secretary	100,000	0.54	December 18, 2003	December 18, 2008
	120,000	0.165	August 3, 2005	August 3, 2010
	370,000
Sargent H. Berner	65,000	0.10	September 29, 2000	September 29, 2005
Director	85,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	125,000	0.165	August 3, 2005	August 3, 2010
	375,000
Ferdinand Holcapek	100,000	0.54	December 18, 2003	December 18, 2008
Director and Sole Administrator,	200,000	0.30	October 6, 2004	October 6, 2009
Cream Minerals de Mexico, S.A.	120,000	0.165	August 3, 2005	August 3, 2010
de C.V.	420,000
Robin Merrifield	150,000	0.30	October 6, 2004	October 6, 2009
Director	120,000	0.165	August 3, 2005	August 3, 2010
	270,000
Ronald M. Lang	100,000	0.15	April 26, 2002	April 26, 2007
Director (to September 15, 2005)	100,000	0.54	December 18, 2003	December 18, 2008
	120,000	0.165	August 3, 2005	August 3, 2010
	320,000
Total Directors/Officers (7 persons)	2,745,000
Total Employees/Consultants (17 persons)	1,601,300
Total Directors/Officers/ Employees/ Consultants	4,346,300

There were 364,000 stock options exercised in fiscal 2005.  In the year ended March 31, 2005, 600,000 stock options were granted at a price of $0.30 to consultants and directors.  In the five months ended August 31, 2005, 168,600 stock options were exercised at a price of $0.10, 61,000 options expired unexercised or were cancelled, and 1,485,000 stock options were granted at a price of $0.165 to directors, officers, consultants and employees, expiring August 3, 2005.

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

Securities Held by Insiders

As at August 31, 2005, the directors and officers of Cream held as a group, directly and indirectly, ownership or control of 17,835,547 fully diluted common shares (46.46%).  To the knowledge of the directors and officers of Cream, as at such date, there were no persons exclusive of Frank A. Lang holding more than 10% of the issued common shares.

C.

Board Practices

All directors were elected at the September 15, 2005, annual general meeting and have a term of office expiring at the next annual general meeting of Cream to be held in September 2005.  Mr. Ronald M. Lang did not stand for re-election.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

There are no arrangements under which directors were compensated by Cream and its subsidiaries during the financial year ended March 31, 2005, for their services in their capacity as directors and consultants except as herein disclosed.

During the financial year ended March 31, 2005, there were no stock options granted to directors other than those disclosed above.

Robin Merrifield, Ronald Lang, and Sargent H. Berner were members of Cream’s audit committee until September 15,2005.  The audit committee is elected annually by the directors of Cream at the first meeting of the board held after Cream’s annual general meeting.  Its primary function is to review the financial statements of Cream before they are submitted to the board for approval.  The audit committee is also available to assist the board if required with matters relating to the appointment of Cream’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.  Cream has no remuneration committee.  Mr. Robin Merrifield was appointed to the audit committee in addition to Mr. Berner and Arthur G. Troup on September 15, 2005.

D.

Employees

At August 31, 2005, Cream had no employees in its head office and contracts staff on an as needed basis.  Cream’s functions are primarily administered through LMC Management Services Ltd. (“LMC”) (see Item 7).  CMM, Cream’s subsidiary in Mexico has less than five employees.

E.

Share Ownership

Common Shares (fully diluted) at August 31, 2005

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
Frank A. Lang	6,978,570/4,985,373 (1)	31.16%
Ferdinand Holcapek	2,897,037/0(2)	7.55%
Arthur G. Troup	597,400/156,000(3)	1.95%
Ronald M. Lang	679,167/362,000(4)	2.71%
Robin Merrifield	270,000/0(5)	0.70%
Sargent H. Berner	545,000/0(6)	1.41%
Shannon M. Ross	375,000/0(7)	0.98%
	12,342,174/5,493,373	46.46%

*Based on 38,386,926 shares outstanding as of August 31, 2005, including stock options and warrants that were exercisable on that date.

(1)

Of these shares, 520,000 represent stock options in the name of Frank A. Lang, and 1,000,000 warrants in the name of Frank Lang, in addition to 93,000 warrants in the name of Dauntless Developments Ltd.  Of the indirect ownership, 820,070 are held in the name of Dauntless Developments Ltd., 215,900 are held in the name of Mark Management Ltd., and 3,856,403 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(2)

Of these shares, 420,000 represent stock options and 100,000 represent warrants.

(3)

Of these shares, 470,000 represent stock options.  The common shares held indirectly are in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(4)

Of these shares, 320,000 represent stock options.  The common shares held indirectly are in the name of Peachland Market Ltd., a private company controlled by Ronald M. Lang.

(5)

Of these shares, 270,000 represent stock options.

(6)

Of these shares, 375,000 represent stock options.

(7)

Of these shares, 370,000 represent stock options.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Cream’s securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of August 31, 2005, Cream had authorized an unlimited number of common shares without par value of which 32,008,276 were issued and outstanding.

As of August 31, 2005, the only registered holders of 5% or more of the common shares of Cream were Frank Lang with 5,458,580 common shares held directly and 4,892,373 common shares held indirectly, and Ferdinand Holcapek with 2,377,037 common shares held directly.  All other known shareholders with greater than 5% are brokerage clearinghouses.

As of August 31, 2005, directors and officers of Cream as a group (seven persons) owned or controlled an aggregate of 13,907,557 common shares (43.45%) of Cream, or 17,835,547 common shares (46,46%) on a fully diluted basis.

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

As of August 31, 2005, there were 297 registered shareholders of record holding a total of 32,008,276 common shares of Cream.  To the best of Cream’s knowledge there were 98 registered shareholders of record with registered addresses in Canada, 192 shareholders of record with registered addresses in the United States and 7 shareholders of record with registered addresses in other countries holding approximately 30,237,503 (94.47%), 1,495,053 (4.67%) and 275,720 (0.86%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2005, except as noted below in the Casierra acquisition.

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream has the option to earn up to a 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company has the right to earn an undivided 51% interest in the property by issuing a total of 200,000 common shares, comprised of 100,000 common shares on March 16, 2005, and issuing 100,000 common shares within 12 months (a total of 200,000 common shares issued).  Exploration costs of not less than US$500,000 must be incurred on the properties by March 16, 2006.

Secondly, an additional 19% undivided interest may be acquired by the issuance of an additional 300,000 common shares by March 16, 2007, and completing an additional US$300,000 in exploration expenditures by March 16,

2007.  Upon acquisition of its interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia

Management Agreements

On January 1, 2003, the Company commenced paying a management fee of $2,500 per month to Lang Mining Corporation (“Lang Mining”) for the services of Frank A. Lang.  Lang Mining is a private company of which Frank A. Lang is the President, a Director and a major shareholder.  These services are not provided by LMC Management Services Ltd. (“LMC”).

Since August 1, 2001, Cream has had its management, administrative, geological and other services provided by LMC, a private company held with a group of other public companies, to provide services on a full cost recovery basis to the various public companies currently sharing office premises.  LMC is a private company held jointly by four public companies.  Each public company holds a 25% interest in LMC.  The effective value of the share held is $1.

C.

Interests of Experts and Counsel

Not applicable.  Legal fees of $32,773 (2004 - $32,048, 2003 - $6,958) were paid to DuMoulin Black, Barristers and Solicitors during the year ended March 31, 2005.  A director of the Company is an associate counsel of the law firm.

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

ITEM 9

THE OFFER AND LISTING

A.

Offer and Listing Details

1.

Trading Markets

The tables below list the high and low prices for common shares of the Company for the past three years and for the current fiscal year to August 31, 2005:

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2005 (to August 31, 2005)	0.40	0.16
2004	0.90	0.26
2003	0.69	0.10
2002	0.23	0.06
2001	0.19	0.06

By Quarter
Calendar 2002
First Quarter	0.19	0.06
Second Quarter	0.23	0.09
Third Quarter	0.19	0.08
Fourth Quarter	0.16	0.06

Calendar 2003
First Quarter	0.22	0.12
Second Quarter	0.20	0.10
Third Quarter	0.55	0.14
Fourth Quarter	0.69	0.32

Calendar 2004
First Quarter	0.90	0.44
Second Quarter	0.84	0.32
Third Quarter	0.46	0.27
Fourth Quarter	0.42	0.26

Calendar 2005
First Quarter	0.40	0.27
Second Quarter	0.38	0.21
July	0.21	0.16
August	0.19	0.17

OTCBB: CRMXF – Trading in U.S. Dollars
	High	Low
	($)	($)
By Quarter

Calendar 2002
First Quarter	0.12	0.04
Second Quarter	0.19	0.09
Third Quarter	0.10	0.05
Fourth Quarter	0.07	0.04

Calendar 2003
First Quarter	0.12	0.05
Second Quarter	0.15	0.06
Third Quarter	0.35	0.06
Fourth Quarter	0.49	0.16

Calendar 2004
First Quarter	0.67	0.33
Second Quarter	0.64	0.21
Third Quarter	0.38	0.21
Fourth Quarter	0.36	0.20

Calendar 2005
First Quarter	0.31	0.21
Second Quarter	0.29	0.15
July 2005	0.19	0.12
August 2005	0.15	0.14

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Cream have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-CMA).  Since October 5, 1999, Cream’s shares have traded on the over-the-counter market (“OTC-BB”) in the United States (symbol-CRMXF.OB).

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10

ADDITIONAL INFORMATION

A.

Share Capital

Cream’s share capital consists of one class of shares, namely common shares without par value, of which there are an unlimited number of shares authorized and 32,008,276 common shares without par value are issued and outstanding as of August 31, 2005.  Note 7 of the accompanying audited financial statements provides details of all share issuances effected by Cream and the issue price per share for the three previous fiscal years.  There are no shares of Cream that are held by or on behalf of Cream.  There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of Cream rank pari passu for the payment of any dividends and distributions in the event of a windup.  A summary of Cream’s dilutive securities (convertible or exercisable into common shares) is as follows:

1.

Warrants

At August 31, 2005, there are 2,032,350 warrants exercisable at a price of $0.45 until April 18, 2006.  There were 1,200,000 warrants exercisable at a price of $0.75 until April 19, 2005, which expired, unexercised.

2.

Other Potential Share Issuances

A summary of Cream’s diluted share capital as follows:

(a)	issued as of August 31, 2005	32,008,276
(b)	options outstanding	4,346,300
(c)	Warrants outstanding	2,032,350
Fully diluted at August 31, 2005		38,386,926

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

3.

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 32,008,276 are outstanding as of August 31, 2005.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of Cream but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Cream will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholder’ meetings require not less than a 60 day notice period from initial public notice and that Cream makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  Cream must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.  The meeting must be held within 13 months of the previous annual shareholders’ meeting and must present audited statements, which are no more than 180 days old at such meeting.

Change in Control

Cream has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs.  Cream does not have any agreements. which are triggered by a take-over or other change of control, except that a takeover or change if control may result in the vesting of stock options previously granted.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in Cream’s material agreements giving special rights to any person on a change of control.

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

C.

Material Contracts

Cream is not party to any material contracts other than disclosed elsewhere herein.

D.

Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company’s common shares, other than any applicable withholding taxes.  However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders.

Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company’s common shares.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in Cream’s Common Shares by a non-Canadian other than an “American” as defined in the Investment Act would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the Company was $5 million or more.  A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Company in facto through the ownership of one-third or more of the common shares outstanding) unless it could be established, that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares. Certain transactions in relation to the Company’s common shares would be exempt from review under the Investment Act, including, among others, the following:

(a)

an acquisition of shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

(b)

an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act, and

(c)

an acquisition of control of the Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interest remains unchanged.

The Investment Act was amended with the Canada-United States Free Trade Agreement to provide for special review thresholds for Americans (including “American-controlled entities” as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Company’s common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages.  The Review Threshold is currently $150 million, and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company.

E.

Taxation

1.

Material Canadian Federal Income Tax Consequences for United States Residents

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of shares of Common Stock of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold shares of Common Stock of the Company as a capital property for the purpose of the Income Tax Act (Canada) (the “Tax Act”).  This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent persona services in Canada if the shareholder’s holding in the Company is effectively connected with such permanent establishment or fixed base.  This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company’s understanding of the administrative practices of Canada Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to May 3, 2002.  It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect.  The existing tax treaty between the United States and Canada essentially calls for taxation of shareholders by the shareholders country of residence.  In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations.  This discussion is general only and is not a substitute for independent advice from a shareholder’s own Canadian and U.S. tax advisor.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the “Convention”) and the Protocol to the Convention.

2.

Dividends on Shares of Common Stock

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada.  The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5%, if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian income tax, dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

3.

Disposition of Shares of Common Stock

Under the Tax Act, a taxpayer’s capital gain (or capital loss) from a disposition of Common Stock of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the Common Stock and reasonable expenses of disposition.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent “taxable Canadian property”.  In general, shares of Common Stock of the Company will constitute taxable Canadian property of a non-resident shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the 60 months immediately preceding the disposition, 25% or more to the issued shares of any class of the capital stock of the Company, which were shares on a prescribed stock exchange [Canadian and foreign listed stock exchanges (i.e., United States, U.K. Germany, Japan, etc.)] were owned by the non-resident and persons with whom the non-resident shareholder did not deal at arm’s length.

Where a United States resident realizes a capital gain on a disposition of shares that constitute taxable Canadian property, the Convention relieves the United states resident from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

(b)

the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada, or

(c)

the shares formed part of the business property of a “permanent establishment “ or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

At the present time, it appears that the value of the shares of Commons Stock of the Company is derived principally from real property in Canada.  Accordingly, the exemption from Canadian tax for capital gains on a disposition of these shares would not appear to be available.  However, should the activities of the Company change or expand into other areas in the future, the exemption from Canadian tax may be available at that time.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of shares of Common Stock of the Company that are “taxable Canadian property”, the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Assuming that no exemption is available under the Convention, a shareholder who is a non-resident of Canada to whom the Company’s shares of Common Stock represent table Canadian property will include one-half of the amount of the capital gain (the “taxable capital gain”) on the disposition of the Company’s shares as taxable income for computing Canadian tax payable.  Where a non-resident shareholder realizes a capital loss on the disposition of “taxable Canadian property,” one half of the loss (the “allowable capital loss”) may be deducted from taxable capital gains from the disposition of taxable Canadian property realized by the shareholder in the same year.  Alternatively, where the non-resident shareholder cannot apply the allowable capital loss against taxable capital gains realized in the same year, subject to certain adjustment for years when the capital gains inclusion rate was greater than one-half, the allowable capital loss can be deducted from taxable capital gains realized by the non-resident shareholder in respect of taxable Canadian property in the three previous years or any subsequent year.

If a share of the Common Stock of the Company is disposed of by the Shareholder to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms be limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend.  The amount of such dividend will be subject to Canadian withholding tax as previously described.

4.

Certain United States Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company’s Common Stock.  This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations, shareholder owning Common Stock representing 10% of the vote and value of the Company.  In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company’s Common Stock and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is make.  Accordingly, holders and prospective holders of the Company’s Common Stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

a.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) a citizen or resident of the U.S., or any state thereof, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income tax on a net income basis in respect of the common share, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of Common stock is not effectively connected with the conduct of a trade or business in the United States and who is not a shareholder who acquired his or her stock through the exercise of employee stock options or otherwise as compensation.

b.

Distribution on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to The Company’s Common Stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions that the Company has current or accumulated earnings and profits, calculated pursuant to United States federal income tax principles, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

To the extent that distributions exceed current or accumulated earnings and profits of the Company, calculated pursuant to United States federal income tax principles, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common Stock and thereafter as gain from the sale or exchange of such shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.  Dividends paid on the Company’s Common Stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

d.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s Commons Stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes.  Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  Dividends paid by the Company generally will be either “passive income” or “financial services” income, depending on the particular U.S. Holder’s circumstances.  Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to each class of income.  The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Stock should consult their own tax advisors regarding their individual circumstances.

e.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of Common Stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common Stock.  The gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Stock for more than one year.  Deductions for net capital losses are subject to significant limitations but, in general, non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, of up to US$3,000 per year (US$1,500 in the case of a married individual filing separately).  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  Gain or loss recognized upon the sale of shares of Common Stock generally will be treated as United States source income or loss for foreign tax credit purposes.

f.

Other Considerations

In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s Common Stock:

It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation (a “CFC”) under current U.S. law.  If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholder”), then the Company would be treated as a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company.  If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% (50% in subsequent years) or more of the Company’s gross income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC.  If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company’s common shares owned by such U.S. Holder) would e required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Gains from transactions in commodities such as gold are treated as “passive” income unless “substantially all” of a company’s business (generally, more than 85%) is as an active producer of the commodity.  The Company does not believe that it meets the definition of a PFIC, but there can be no assurance that it will not become a PFIC in the future.  It is possible that the rules relating to transactions in commodities were not intended to result in a corporation that is engaged in the active business of mineral exploration being treated as a PFIC.  Cream appears to have been a PFIC for the fiscal year ended March 31, 2005, and at least certain prior fiscal years.  In addition, Cream expects to qualify as a PFIC for the fiscal year ending March 31, 2006, and may also qualify as a PFIC in future fiscal years.  Each U.S. Holder of Cream is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at a maximum tax rate on certain “excess distributions” (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company’s income or (2) mark t market his or her company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

(g)

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s Common Stock.  Under Treasury regulations in effect, an non-corporate holder may be subject to backup withholding at a 30% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it s been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply.  Holders should consult their own tax advisors regarding the application for the U.S. information reporting and backup withholding rules, including the finalized Treasury regulations.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F-A are also available for viewing at the head office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 during normal business hours.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, to the extent required of Canadian companies, will file periodic reports and other information with the Commission.  All such reports and information may be read and copied at the public reference facilities listed below.  The Company intends to give its shareholders annual reports containing audited financial statement and a report thereon from its independent chartered accountants and prepare quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

The Company’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W.,

Washington, D.C., 20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law.  As a Canadian company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiary which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Transaction Risk and currency Risk Management

Cream’s operations do not employ financial instruments or derivatives, which are market sensitive and Cream does not have financial market risks.

B.

Foreign Currency Exchange Rate Risk

The Company is engaged in mineral exploration and related activities, including exploration, and reclamation.  Changes in the price of foreign exchange rates could significantly affect the Company’s profitability and cash flows.  See “Key Information” under Item 3 above, for a description of factors relating to foreign exchange and currency fluctuations.  Its liabilities are all denominated in Canadian dollars.  Certain operations are in Mexico and in Sierra Leone and are affected by exchange rate risk, of both the U.S. Dollar and the local currency in each country.

C.

Interest Rate Risk and Equity Price Risk

Cream is equity financed and does not have any debt that is subject to interest rate change risks.

D.

Commodity Price Risk

While the value of Cream’s resource properties can always be said to relate to the price of precious metals and the outlook for same, Cream does not have any operating mines and hence does not have any hedging or other commodity based risk respecting its operations.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.

Debt Securities

Not applicable.

B.

Warrants and Rights

Not applicable.  (Cream has 2,032,350 outstanding warrants as at August 31, 2005.  Cream has issued no rights.)

C.

Other Securities

Not applicable.

D.

American Depositary Shares

Not applicable.

PART II

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has not been a material modification to the rights of security holders of the Company.

ITEM 15

CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.  The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on March 31, 2005, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidate subsidiary would be made known to them by others within those entities.

Changes in internal control over financial reporting.  There were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the Company’s internal control over financial reporting during the year ended March 31, 2005.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that the Company had one audit committee financial expert (as such term is defined in the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”)) serving on its audit committee during the fiscal year ended March 31, 2005.  Mr. Robin Merrifield has been determined to be such audit committee financial expert and is independent.  The SEC has indicated that the designation of Mr. Robin Merrifield as an audit committee financial expert does not make him an “expert” for any other purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

ITEM 16B

CODE OF ETHICS

The Company has adopted a Code of Business Ethics that applies to all directors, officers and employees of the Company. The Code of Business Ethics has been posted on the Company’s website at www.creamminerals.com.

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

For the years ended March 31, 2005 and 2004, payments to the Company’s only external auditors, Morgan & Company, Chartered Accountants of Vancouver, British Columbia, for audit services and for non-audit services were as follows:

Years ended March 31,
	2005	2004
Audit fees[1]	$ 13,600	$ 6,875
Tax fees[2]	$ --	$ 300
Other fees[2]	$ 500	$ 1,200

1

For the audit of Cream’s annual financial statements and services normally provided by the external auditor in connection with Cream’s statutory and regulatory filings.

2

The Company uses Morgan & Company for tax compliance, advice and return preparation.  The Company chooses to use Morgan and Company for these services due to their extensive knowledge of the Company’s activities and familiarity with its business and the associated cost savings resulting from that knowledge base.

Audit Committee’s Pre-Approval Policies and Procedures

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures.  The Company’s Audit Committee Charter has been posted on the Company’s website at www.creamminerals.com.

All of the services rendered by Morgan and Company during the year ended March 31, 2005, were approved by the Audit Committee pursuant to the pre-approval policies and procedures of the Audit Committee.

ITEM 16D

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its common shares in the fiscal year ended March 31, 2005.

PART III

ITEM 17

FINANCIAL STATEMENTS

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAAP (see note 12 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Statement Regarding Forward Looking Information before Item 1.

The following attached financial statements are incorporated herein:

(1)

Auditors’ Reports on the consolidated balance sheets as at March 31, 2005 and 2004, and the consolidated statements of operations and deficit and changes in cash flows for each of the three years ended March 31, 2005, 2004 and 2003;

(2)

Consolidated balance sheets as at March 31, 2005 and 2004;

(3)

Consolidated statements of operations and deficit for each of the three years ended March 31, 2005, 2004 and 2003;

(4)

Consolidated statements of changes in cash flows for the periods referred to in (3) above; and

(5)

Notes to the consolidated financial statements;

ITEM 18

FINANCIAL STATEMENTS

NOT APPLICABLE.  See Item 17.

CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005 and 2004

Morgan & Company

Chartered Accountants

P.O. Box 10007, Pacific Centre

Suite 1488 – 700 West Georgia Street

Vancouver, BC V7Y 1A1

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the three years ended March 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and deficit and its cash flows for the years ended March 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“Morgan & Company”

Chartered Accountants

Vancouver, B.C., Canada

July 12, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated July 12, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

“Morgan & Company”

Chartered Accountants

July 12, 2005

Vancouver, Canada

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

As at March 31, 2005 and 2004

	March 31,	March 31,
	2005	2004
Assets

Current assets
Cash and cash equivalents	$ 93,084	$ 1,180,052
Taxes recoverable	7,975	68,719
Due from related parties (Note 8)	162,025	--
Accounts receivable and prepaid expenses	9,839	20,569
	272,923	1,269,340

Mineral property interests (Notes 3 and 14)	705,730	1,389,607
Equipment (Note 4)	58,930	10,500
Investments (Note 5)	56,705	68,895
Reclamation and other deposits (Note 6)	32,883	16,503

	$ 1,127,171	$ 2,754,845

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 24,942	$ 25,977
Accounts payable, related parties (Note 8)	113,608	190,103
	138,550	216,080
Shareholders’ equity
Share capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 29,690,659 (2004 – 28,049,991) common shares	17,010,613	16,516,678
Share subscriptions (Note 15)	429,217	--
Contributed surplus	589,343	247,636
Deficit	(17,040,552)	(14,225,549)
	988,621	2,538,765

	$ 1,127,171	$ 2,754,845

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1 and 15)

See accompanying notes to consolidated financial statements.

Approved by the Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

	For the years ended March 31,
	2005	2004	2003

Expenses
Amortization	$ 8,536	$ --	$ --
Foreign exchange losses	13,958	10,949	9,750
Legal, accounting and audit	58,787	41,717	18,871
Management fees	30,000	30,000	7,500
Office and administration	90,536	40,086	34,942
Property investigation costs	25,193	1,042	11,522
Salaries and benefits	64,855	33,056	30,705
Shareholder communications	114,625	85,342	29,639
Stock-based compensation	288,601	216,328	5,939
Travel and conferences	25,673	21,199	532
Write-down of investments	12,191	--	--
Write-down of mineral property interests	1,995,978	12,573	1,107,374
Write-down of value added taxes recoverable	91,411	--	--
Interest	(5,341)	(1,423)	(337)
Loss for the year	(2,815,003)	(490,869)	(1,256,437)

Deficit, beginning of year	(14,225,549)	(13,734,680)	(12,478,243)

Deficit, end of year	$ (17,040,552)	$ (14,225,549)	$ (13,734,680)

Loss per common share	$ (0.10)	$ (0.02)	$ (0.07)

Weighted average number of common shares outstanding – basic and diluted	28,765,766	23,188,307	19,249,054

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2005	2004	2003
Cash provided by (used for)
Operations
Loss for the year	$(2,815,003)	$(490,869)	$(1,256,437)
Items not affecting working capital
Amortization	8,536	--	--
Stock-based compensation	288,601	216,328	5,939
Write-down of mineral property interests	1,995,978	12,573	1,107,374
Write-down of investments	12,191	--	--

Changes in non-cash working capital
Taxes recoverable	60,744	(57,639)	(1,374)
Due to/from related parties	(76,495)	29,219	184,927
Accounts receivable and prepaid expenses	10,730	(16,069)	(2,609)
Accounts payable and accrued liabilities	(1,035)	15,819	(1,219)
	(515,753)	(290,638)	36,601
Investing activities
Mineral property interests
Acquisition costs	(67,814)	(67,895)	(15,890)
Exploration and development costs	(982,996)	(684,844)	(252,516)
Advances to related party	(162,025)	--	--
Reclamation and other deposits	(16,381)	--	1,357
Equipment	(56,966)	(10,500)	--
Investments	--	--	(17,500)
	(1,286,182)	(763,239)	(284,549)
Financing activities
Share subscriptions received (Note 15)	429,217	--	--
Issuance of shares for cash	285,750	2,225,208	235,043
	714,967	2,225,208	235,043
Cash and cash equivalents
Increase (decrease) during the year	(1,086,968)	1,171,331	(12,905)
Balance, beginning of year	1,180,052	8,721	21,626

Balance, end of year	$93,084	$1,180,052	$8,721

Supplementary information
Stock-based compensation in mineral property interests	$ 61,208	$ 32,285	$ 6,916
Contributed surplus recognized on option exercise	$ 8,102	$ 13,832	$ --
Issuance of shares for mineral property interests	$ 200,083	$ 89,500	$ 15,000
Issuance of shares for settlement of debt	$ --	$ 331,388	$ --
Issuance of shares for corporate finance and agent’s fee	$ --	$ 81,425	$ --

See accompanying notes to consolidated financial statements.

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporation Act of British Columbia, and its principal business activity is the exploration of mineral properties.

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

The Company had a loss of $2,815,003 for the year ended March 31, 2005, and working capital as at March 31, 2005, is $134,373 with an accumulated deficit of $17,040,552.

The Company has capitalized $705,730 (2004 – $1,389,607) in acquisition and related costs on its Canadian mineral properties and the Casierra properties located in Sierra Leone.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $31,666 and issue 116,667 common shares in fiscal 2006 to maintain the other mineral property interests held at March 31, 2005.  Subsequent to March 31, 2005, cash payments of $Nil have been made and 116,667 common shares have been issued.

Without additional external funding to meet existing obligations and to finance further exploration and possible development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

2.

Significant accounting policies:

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

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization and the valuation of stock-based compensation.  Actual results could differ from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of less than ninety days.

(d)

Mineral property interests

Mineral property acquisition costs and exploration and possible development costs are recorded at cost and deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.  These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or is impaired.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment.  Measurement of an impairment loss is based on the fair value of the mineral properties.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests, pursuant to the terms of the related property agreements.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property acquisition costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of explorations of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs, where a property interest is not acquired, are expensed as incurred.

(e)

Investments

The Company accounts for its portfolio investments as long-term investments.  They are recorded at cost unless a permanent impairment in value has been determined, at which time they are written down to market value.  Investments in companies over which the Company exercises significant influence are recorded on an equity basis.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(f)

Equipment

Amortization of equipment is recorded on a straight-line basis over the estimated economic lives ranging from three to five years.

(g)

Income taxes

Income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future tax assets are recognised to the extent that they are considered more likely than not to be realized.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(h)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognised at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalises the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to it present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(i)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation.  Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates.  Foreign currency transaction gains or losses are included in the consolidated statements of operations and deficit.

(j)

Stock-based compensation

The Company has a stock option plan which is described in Note 7.  Stock-based compensation is recorded using the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

(k)

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding for the year.  The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

3.

Mineral property interests:

	Acquisition Costs	Deferred Exploration	Total March 31, 2005	Total March 31, 2004
Kaslo Silver property (a)	$ 4,976	$ 52,005	$ 56,981	$ 2,093
Nuevo Milenio (b)	--	1	1	1,137,763
Goldsmith and other properties in British Columbia (d)	285,768	152,720	438,488	215,475
Stephens Lake Property (e)	13,768	8,956	22,724	34,276
Casierra properties (f)	80,000	107,536	187,536	--
	$ 384,512	$ 321,218	$ 705,730	$ 1,389,607

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or under option are disclosed in Note 14.

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada

In accordance with CICA Accounting Guideline 11, in the year ended March 31, 2003, the Company had written off deferred property costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  Preliminary work was restarted on this property in the year ended March 31, 2004, and property costs are again being deferred.

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

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.  The property was written down by $1,523,030 to a nominal carrying value of $1.  Carrying costs continue to be written off, as there is no active exploration on the property.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(c)

Fenix Property, Nayarit, Mexico

In fiscal 2005, the Company, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (CMM), entered into an option to purchase agreement to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.  Pursuant to the terms of the agreement, the optionors were to vest 51% right, title and interest in the properties to CMM in exchange for cash payments totalling US$100,000 (US$50,000 paid) over a six-month period and issuance of 200,000 common shares (50,000 issued) of the Company to be received over a 12-month period.  In addition to the above cash and share payments, CMM was to incur expenditures on the property totalling US$300,000 by November 2, 2005.  Once vested with the 51% right, title and interest in the property, CMM was to enter into a joint venture with the optionors where both parties would transfer their respective right, title and interest in the property into a newly formed Mexican corporation which was to be owned 51% by CMM and 49% by the optionors.  Exploration results did not meet the Company’s expectations, and as a result, acquisition and exploration costs totalling $472,948 have been written off by the Company in the year ended March 31, 2005.

(d)

Other Canadian properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (300,000 issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (100,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.  On April 19, 2005, a cash payment of $15,000 was deferred for one year, and an accelerated issuance of 50,000 common shares was made.  The total cash and share payments to be made under the agreement remain unchanged.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (100,000 issued) and payments totalling $110,000 ($15,000 paid) over six years.  On April 12, 2005, 50,000 common shares were issued and in a verbal agreement with the optionor, the cash payment of $15,000 due in April 2005 has been deferred until the Company has the ability to make the payment.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

(e)

Stephens Lake Property, Manitoba

In the year ended March 31, 2003, the Company acquired a 30,000-hectare mineral lease in northern Manitoba.  In January 2004, the Company entered jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (ValGold”) (the “Companies”), into an agreement with BHP Billiton Diamonds Inc. ("BHP Diamonds") whereby BHP Diamonds has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property held by the Companies in the Province of Manitoba to facilitate exploration of the property, and includes additional staked claims totalling 80,288 hectares to the north and contiguous with the initial claims for a total of 170,482 hectares.  Each company pooled the claims and each company now holds an undivided one-third interest the exploration licenses subject to the BHP Diamonds agreement.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(e)

Stephens Lake Property, Manitoba (continued)

Under the terms of the agreement the Companies have granted to BHP Diamonds two options (the “BHP Options”), to acquire firstly, a 51% undivided interest in the property (the "First Option") and secondly, a 19% undivided interest in the property (the "Second Option").  BHP Diamonds has agreed to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.  In order to exercise the First Option, BHP Diamonds must incur exploration expenditures of $1,000,000 on the property by February 21, 2010.  To exercise the Second Option, BHP Diamonds must complete a feasibility study for the project by February 21, 2015.  In the event that BHP Diamonds exercises both options, a joint venture will be formed and the Companies will have the following working interests in the joint venture - BHP Diamonds - 70%; the Company - 10%; Sultan - 10%, and ValGold - 10%.  In the event that BHP Diamonds exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies will have the following working interests in the joint venture – BHP Diamonds - 51%; the Company - 1/3 of 49%; Sultan - 1/3 of 49%; and ValGold - 1/3 of 49%.  If, after the joint venture is formed, a party’s interest falls to 10% or less, for inability to finance their share of the joint venture or other reasons, that party’s interest will convert to a 1% NSR royalty.

In July 2004 the Company jointly entered with Sultan and ValGold to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”), encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement the Companies have agreed to make total cash payments of $110,000 ($3,333 paid) and issue 200,001 common shares (66,667 shares in the capital of each of the three Companies (16,667 issued to date) to the optionor over a 36-month period from July 22, 2004.  In addition, the Companies must also jointly incur exploration expenses of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  Upon earning of its 75% interest the Companies and the optionor will enter into a 75:25 joint venture for the further exploration and possible development of the Trout Claim Group.

(f)

Casierra Diamond Property, Sierra Leone

The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (See Note 8 (c)), to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Under the terms of the agreement, the Company has the option to earn up to a 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company has the right to earn an undivided 51% interest in the property by issuing a total of 200,000 common shares, comprised of 100,000 common shares on March 16, 2005, and issuing 100,000 common shares within 12 months (a total of 200,000 common shares issued).  Exploration costs of not less than US$500,000 must be incurred on the properties by March 16, 2006.

Secondly, an additional 19% undivided interest may be acquired by the issuance of an additional 300,000 common shares by March 16, 2007, and completing an additional US$300,000 in exploration expenditures by March 16, 2007.  Upon acquisition of its interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

4.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value 2005	Net Book Value 2004
Vehicles	$ 48,820	$ 6,232	$ 42,588	$ 9,422
Office equipment	514	--	514	--
Computer equipment	4,944	1,072	3,872	1,078
Field equipment	13,187	1,231	11,956	--
	$ 67,465	$ 8,535	$ 58,930	$ 10,500

The original cost of the equipment at March 31, 2004, was $10,500.

5.

Investments:

	Number of Shares	Book Value 2005	Book Value 2004
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$41,000
Abitibi Mining Corp.	7,000	210	1,400
Stingray Resources Ltd.	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
Non-public companies:		31,704	43,894
Terra Gaia Inc.	100,000	25,000	25,000
LMC Management Services Ltd.	1	1	1
		$56,705	$68,895

The Company has written down its investments in ValGold Resources Ltd. and Abitibi Mining Corp. to the market value of the shares at March 31, 2005.  The quoted market value of the above listed publicly traded securities as at March 31, 2005, was $33,166 (2004 - $58,023).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies (Note 8).

The investments in ValGold Resources Ltd., and Abitibi Mining Corp. have been written down to the trading price of the common shares on March 31, 2005.

6.

Reclamation and other deposits:

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or obligations arising from environmental or reclamation costs.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

7.

Share capital:

Authorized

During the year ended March 31, 2005, the Company changed its authorized capital from 500,000,000 common shares without par value to an unlimited number of common shares without par value.

Issued and fully paid

	Number of Shares	Amount
Balance, March 31, 2002	18,095,828	$13,606,707
Shares issued for mineral property interests
Kootenay Gemstone Property (Note 3(d))	100,000	15,000
Shares issued for cash
Private placement	1,166,666	175,000
Exercise of warrants	492,025	59,043
Stock options exercised	10,000	1,000
Balance, March 31, 2003	19,864,519	13,856,750
Shares issued for mineral property interests and other
Goldsmith Claims (Note 3 (d))	50,000	7,000
Lucky Jack Claims (Note 3 (d))	50,000	7,500
Kootenay Gemstone Property (Note 3(d))	100,000	75,000
Fractional rounding adjustment	2	--
Corporate finance and agent’s fee	125,240	81,425
Shares issued for debt	2,209,256	331,388
Stock-based compensation	--	13,832
Shares issued for cash
Private placements, less share issue costs	3,900,000	1,828,487
Exercise of warrants	1,422,974	257,446
Stock options exercised	328,000	57,850
Balance, March 31, 2004	28,049,991	16,516,678
Shares issued for mineral property interests and other
Goldsmith Claims (Note 3(d))	50,000	32,000
Lucky Jack Claims (Note 3(d))	50,000	38,500
Trout Claim Group (Note 3(e))	16,667	5,583
Fenix Property (Note 3 (c))	50,000	14,000
Kootenay Gemstone Property (Note 3(d))	100,000	30,000
Casierra Diamond Properties (Note 3(f))	200,000	80,000
Stock-based compensation	--	8,102
Shares issued for cash
Exercise of warrants	810,001	240,000
Stock options exercised	364,000	45,750
Balance, March 31, 2005	29,690,659	$17,010,613

73

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

7.

Share capital (continued):

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 4,750,000 common shares under the plan.  At March 31, 2005, 3,029,900 (2004 – 2,854,900) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
	2005	2004	2003
Risk free interest rate	2.23%	2.23%	5.25%
Expected life (years)	3.0	3.0	5.0
Expected volatility	141%	131%	114%
Weighted average fair value per option grant	$ 0.24	$ 0.41	$ 0.08

The following table summarizes information on stock options outstanding at March 31, 2005:

Exercise Price	Number Outstanding at March 31, 2005	Weighted Average Remaining Contractual Life
$0.10	486,600	0.50 years
$0.15	724,000	2.07 years
$0.30	600,000	4.52 years
$0.54	1,219,300	3.72 years
	3,029,900

A summary of the changes in stock options for the years ended March 31, 2005, 2004 and 2003, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2002	1,108,000	$0.17
Granted	1,151,000	$0.15
Exercised	(10,000)	$0.10
Expired	(261,400)	$0.30
Balance, March 31, 2003	1,987,600	$0.14
Granted	1,230,300	$0.54
Exercised	(303,000)	$0.16
Cancelled	(60,000)	$0.15
Balance, March 31, 2004	2,854,900	$0.31
Exercised	(364,000)	$0.12
Expired and cancelled	(61,000)	$0.34
Granted	600,000	$0.30
Balance, March 31, 2005	3,029,900	$0.33
Exercisable at March 31, 2005	2,384,825	$0.30

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

7.

Share capital (continued):

Share purchase warrants

As at March 31, 2005, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,200,000	$0.75	April 19, 2005

The term of 1,200,000 warrants expiring on February 19, 2005, was extended to April 19, 2005.  Subsequent to March 31, 2005, these warrants expired unexercised.

8.

Related party transactions and balances:

	2005	2004	2003
Services rendered:
LMC Management Services Ltd. (a)	$ 186,603	$ 123,623	$ 96,555
Lang Mining Corporation (b)	30,000	30,000	7,500
Legal fees (d)	32,773	32,048	6,958
Director (e)	106,572	77,694	29,445

Balances receivable:
Casierra project advances (c)	$ 162,025	$ --	$ --
Balances payable to:
LMC Management Services Ltd.	$ (53,306)	$ (3,376)	$ (7,855)
Lang Mining Corporation	--	(3,183)	(210,035)
Sultan Minerals Inc.	--	--	(4,024)
ValGold Resources Ltd.	--	(13,381)	(550)
Directors	(52,024)	(140,273)	(264,397)
Legal fees	(8,278)	(29,890)	(5,411)
	$ (113,608)	$ (190,103)	$ (492,272)

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies with one common director, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by the president of the Company.  Lang Mining provides management services at a rate of $2,500 per month for the services of the president of the Company.

(c)

The president of the Company holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

8.

Related party transactions and balances (continued):

(d)

Legal fees were paid to a law firm of which a director is an associate counsel.

(e)

Fees were paid to a director at a rate of US$2,000 per month for administrative services and US$250 per day for geological services.

(f)

The Company’s investments in public companies include shares of Sultan Minerals Inc., Emgold Mining Corporation and ValGold Resources Ltd., companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake Property jointly with Sultan Minerals Inc. and ValGold Resources Ltd.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

9.

Financial instruments:

The Company’s current financial instruments are comprised of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

10.

Segmented information:

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

	Canada	Mexico	Sierra Leone	Total 2005	Total 2004
Current assets	$ 98,684	$ 12,214	$ 162,025	$ 272,923	$ 1,269,340
Mineral properties and deferred costs	518,193	1	187,536	705,730	1,389,607
Equipment	2,787	23,081	33,062	58,930	10,500
Investments	56,705	--	--	56,705	68,895
Reclamation and other deposits	32,883	--	--	32,883	16,503
Total Assets	$ 1,452,565	$ 35,296	$ 382,623	$ 1,870,484	$ 2,754,845

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

11.

Income taxes:

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before income taxes due to the following:

	2005	2004	2003
Loss for the year	$ 2,815,003	$ 490,869	$ 1,256,437
Statutory tax rate	35.62%	37.62%	39%
Expected income tax recovery	1,002,704	184,665	490,010
Non-deductible differences	(551,743)	(21,311)	(4,494)
Other	(20,895)	(76,452)	(429,732)
Unrecognised tax losses	(430,066)	(86,902)	(55,784)
Income tax provision	--	--	--

The significant components of the Company’s future tax assets are as follows:

	2005	2004	2003
Operating losses carried forward	$ 1,304,513	$ 1,043,579	$ 1,006,696
Resource deductions	2,237,356	1,712,807	2,216,728
Share issue costs	51,724	54,628	--
	3,593,593	2,811,014	3,223,424
Valuation allowance for future tax assets	(3,593,593)	(2,811,014)	(3,223,424)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognised for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,923,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2006	649,000
2007	459,000
2008	370,000
2009	278,000
2010	275,000
2014	424,000
2015	468,000

The Company has resource pools of approximately $6,986,908 available to offset future taxable income.  The tax benefit of these amounts is available for carry-forward indefinitely.

In addition, the Company has Mexican non-capital losses carried forward of $798,000 that are available to offset future taxable income, expiring at various dates over the next ten years.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

12.

Differences between Canadian and United States generally accepted accounting principles:

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

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2005	2004	2003
Loss in accordance with Canadian GAAP	$ (2,815,003)	$ (490,869)	$ (1,256,437)
Deduct:
Net exploration expenditures for the period (i)	(256,524)	(717,128)	(259,432)
Add:
Deferred exploration costs written off during the year that would have been expensed in a prior period incurred (i)	1,137,763	--	926,125
Loss in accordance with US GAAP	(1,933,764)	(1,207,997)	(589,744)
Comprehensive income (loss)	(24,857)	24,688	(3,163)
Comprehensive loss under US GAAP	$ (1,958,621)	$ (1,183,309)	$ (592,907)
Loss per share US GAAP (d)	$ (0.07)	$ (0.05)	$ (0.03)
Comprehensive loss under US GAAP	$ (0.07)	$ (0.05)	$ (0.03)
Weighted average shares outstanding US GAAP	28,765,766	23,188,307	19,249,054

	Years ended March 31,
	2005	2004	2003
Shareholders’ equity per Canadian GAAP	$ 988,621	$ 2,538,765	$ 134,925
Exploration expenditures for the period, net of write-downs (i)
2005	881,238	--	--
2004	(704,555)	(704,555)	--
2003	673,609	673,609	673,609
2002	(94,807)	(94,807)	(94,807)
2001	(169,544)	(169,544)	(169,544)
2000	(3,958)	(3,958)	(3,958)
1999	(692,752)	(692,752)	(692,752)
1998	(213,037)	(213,037)	(213,037)
1997	(1,297)	(1,297)	(1,297)
	663,518	1,332,424	(366,861)
Comprehensive income (loss) (iii)	(10,728)	14,129	(10,559)
Shareholders’ equity (deficiency) - US GAAP	$ 652,790	$ 1,346,553	$ (377,420)

Mineral Property Interests – Canadian GAAP	$ 705,730	$ 1,389,607	$ 527,656
Exploration expenditures expensed per US GAAP(i)	(321,218)	(1,202,056)	(497,901)
Mineral Property Interests – US GAAP	$ 384,512	$ 187,151	$ 29,755

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

12.

Differences between Canadian and United States generally accepted accounting principles (continued):

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

i)

Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration work is either effectively abandoned and related costs are written off or the property reaches a development stage. Development costs may also be deferred until such time as further related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings.  Under U.S. GAAP, and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially mineable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.  At this stage, Cream has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under U.S. GAAP, all exploration costs incurred during the year are to be expensed.

ii)

As of April 1, 2003, the Company adopted SFAS No. 143 Accounting for Asset Retirement Obligations, which established standards for accounting for a legal obligation associated with the retirement of long-lived assets. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is amortized over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect to passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

Canadian GAAP requires the Company make an estimation of future site reclamation costs based on undiscounted future cash outflows.  Previously, U.S. GAAP for asset retirement obligations were comparable to Canadian accounting principles.

The Company’s mineral property interests are properties in the exploration stage and as such, the adoption of SFAS does not have a material impact on the Company’s financial position.

iii)

In August 2002, the FASB issued SFAS No. 141, Accounting for Impairment or Disposal of Long-Lived Assets, that established a single accounting model, based on the framework of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, for long-lived assets to be disposed of by sale.  The Company adopted SFAS No. 144 on April 1, 2003, and no adjustment resulted from its adoption.

iv)

The Company accounts for options granted according to requirements of Canadian GAAP, and those requirements are similar to US GAAP, more specifically, the fair value accounting provided for under FASB statement No. 123 (“SFAS No. 123”), and as revised under FASB statement No. 148 (“SFAS No. 148”) (applicable for fiscal years ending after December 15, 2002), which requires the use of option valuation models.  Effective April 1, 2003, for U.S. GAAP purposes, the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

12.

Differences between Canadian and United States generally accepted accounting principles (continued):

(b)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

	Years ended March 31,
	2005	2004	2003
Loss for the year in accordance with US GAAP:
As reported	$ (1,933,764)	$ (1,207,997)	$ (589,744)
Pro forma stock-based compensation for grants after April 1, 2001 and prior to April 1, 2003	--	(10,694)	(59,301)
Pro forma loss for the year in accordance with US GAAP:	$ (1,933,764)	$ (1,218,691)	$ (649,045)
Loss per share
Basic and dilutive
US GAAP	$ (0.07)	$ (0.05)	$ (0.03)
US GAAP Pro forma	$ (0.07)	$ (0.05)	$ (0.03)

v)

SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.

vi)

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include available for sale investments that are not actively traded on short-term differences in price.  For U.S. GAAP purposes, these holding gains and losses are reported as a separate component of shareholders’ equity until realized.

(c)

Statements of Cash Flows

	Years ended March 31,
	2005	2004	2003
Cash provided by (used for) operations
Canadian GAAP	$ (515,753)	$ (290,638)	$ (36,601)
Exploration expenditures (i)	(321,218)	(684,844)	(259,432)
US GAAP	(836,971)	(975,482)	(296,033)
Investing Activities
Canadian GAAP	(1,286,182)	(763,239)	(284,549)
Exploration expenditures (i)	321,218	684,844	252,516
US GAAP	(964,964)	(78,395)	(32,033)
Financing Activities
Canadian GAAP and US GAAP	$ 714,967	$ 2,225,208	$ 235,043

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

12.

Differences between Canadian and United States generally accepted accounting principles (continued):

(d)

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

(e)

Recent pronouncements

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities,” which will be effective for annual and interim periods beginning on or after November 1, 2004.  This Guideline addresses the application of consolidation principle to entities that are subject to control on a basis other than ownership of voting interests. The adoption of this guideline did not have any impact on the Company’s consolidated financial statements because the Company determined it does not have any variable interest entities.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, “Whether Mineral Rights are Tangible or Intangible Assets”  (EITF 04-2). The Task Force reached a consensus that mineral rights are tangible assets.  In April 2004, the FASB issued FASB Staff Positions (FSPs) SFAS No. 141-1 and SFAS No. 142-1, “Interaction of FASB Statements No 141”, Business Combinations (SFAS 141), and No. 142, “Goodwill and Other Intangible Assets” (SFAS No. 142), and EITF Issue No. 04-2, “Whether Mineral Right are Tangible or Intangible Assets.”  The FSPs amend SFAS No. 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004, but earlier adoption is permitted.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-Monetary Assets – An Amendment of APB 29”.  This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanges with certain exceptions.  SFAS No. 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS No. 123R, “Accounting for Stock-based Compensation.  This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

13.

Comparative figures:

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

14.

Mineral property acquisition and exploration costs:

Year Ended March 31, 2005	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Stephens Lake Property, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2005
Acquisition costs
Balance, beginning of year	$ --	$ 1,445	$ 155,664	$ 30,042	$ --	$ --	$ 187,151
Incurred (recovered) during the year	80,000	3,531	130,104	(16,274)	70,536	--	267,897
Write-down of mineral property interests	--	--	--	--	(70,536)	--	(70,536)
Balance, end of year	80,000	4,976	285,768	13,768	--	--	384,512

Exploration costs
Incurred during the year
Assays and analysis	--	363	21,139	--	11,980	35,752	69,234
Drilling	11,170	38,110	4,822	--	77,589	134,382	266,073
Geological and geophysical	31,122	6,038	56,139	3,517	60,523	82,037	239,376
Site activities	20,666	1,690	2,755	1,205	201,921	87,579	315,816
Travel and accommodation	44,578	5,156	8,054	--	50,399	45,518	153,705
	107,536	51,357	92,909	4,722	402,412	385,268	1,044,204
Balance, beginning of year	--	648	59,811	4,234	--	1,137,763	1,202,456
Write-down of mineral property interests	--	--	--	--	(402,412)	(1,523,030)	(1,925,442)
Balance, end of year	107,536	52,005	152,720	8,956	--	1	321,218
Total Mineral Property Interests	187,536	$ 56,981	$ 438,488	$ 22,724	$ --	$ 1	$ 705,730

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

14.

Mineral property acquisition and exploration costs (continued):

Year Ended March 31, 2004	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Stephens Lake Property, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2004
Acquisition costs
Balance, beginning of year	$ 1	$ 29,754	$ --	$ --	$ 29,755
Incurred during the year	1,444	125,909	30,042	--	157,395
Write-down of mineral property interests	--	--	--	--	--
Balance, end of year	1,445	155,664	30,042	--	187,151

Exploration costs
Incurred during the year
Assays and analysis	--	8,480	--	15,169	23,649
Drilling	--	--	--	350,919	350,919
Geological and geophysical	648	53,377	4,234	168,573	226,832
Site activities	--	100	--	53,383	53,483
Travel and accommodation	--	10,427	--	51,818	62,245
	648	72,384	4,234	639,862	717,128
Balance, beginning of year	--	--	--	497,901	497,901
Write-down of mineral property interests	--	(12,573)	--	--	(12,573)
Balance, end of year	648	59,811	4,234	1,137,763	1,202,456
Total Mineral Property Interests	$ 2,093	$ 215,475	$ 34,276	$ 1,137,763	$ 1,389,607

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

15.

Subsequent event:

Subsequent to March 31, 2005, the Company completed a non-brokered private placement of 2,000,000 units (the “Units”) at a price of $0.35 per Unit, for gross proceeds of up to $700,000.  Each Unit is comprised of one common share and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Cream for a period of 12 months from closing, at an exercise price of $0.45 per share.  In addition, the Company issued 32,350 finders’ fee units, which was equal to 5% of the total number of Units purchased by found purchasers.  At March 31, 2005, $429,217 in share subscriptions had been received pursuant to the private placement.

ITEM 19

EXHIBITS

Key to Exhibits attached to this Form 20-F-A are as follows:

Type of Document	Description
1	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
4(b)	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
4(c)(iv)	CMA 2004 Stock Option Plan, as Amended Sept 15, 2005
8	List of Subsidiaries (Previously filed)
12	CEO and CFO Certifications
13(a)	CEO and CFO Certifications
15

Corporate Governance Documents: Audit Committee Charter; Board of Directors Mandate; Code of Ethics for Financial Reporting Officers; Code of Business Ethics; Code of Ethics for Directors, Officers and Employees; Disclosure and Insider Trading Policy; Executive Compensation and Corporate Governance Committee Charter; Mandate of the Chairman of the Audit Committee

E.

Glossary of Mining Terms

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

Banka drilling – A drilling method used in inhospitable and isolated arias in the world, primarily using human manpower.  Developed by Conrad Banka, the drills are indispensable to prospect or explore alluvial deposits; mine tailings; clay, bauxite and lateritic iron ore; water bearing layers; deep geochemistry in water saturated soils and for geotechnical soil testing.

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

14.

Mineral property acquisition and exploration costs (continued):

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

Hectare - A square of 100 metres on each side.

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

Lode - See vein.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

14.

Mineral property acquisition and exploration costs (continued):

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

PPB - Part Per Billion.

PPM - Part Per Million.

Pyrite - Iron sulphide (FeS2).

Quartz - A mineral composed of silicon dioxide.

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

14.

Mineral property acquisition and exploration costs (continued):

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

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

14.

Mineral property acquisition and exploration costs (continued):

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED:

September 29, 2005