Form 20-F/A
period 2005-03-31
CREAM MINERALS LTD
filed 2005-10-03
CIK 1066130

September 29, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

[   ]          REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005 (with other information to August 31, 2005, except where noted)

OR

[   ]          TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]          SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

ITEM 19

EXHIBITS

85

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F/A under the captions “Item 3 - Risk Factors”, “Item 4 - Business Overview and Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”.  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.  Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements.  The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise.

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

See Item 6E2 for information regarding Cream’s Stock Option Plan.

B.

Memorandum and Articles of Association

Cream’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412.  A copy of the Articles of Association and Memorandum were filed as an exhibit with Cream’s initial registration statement on Form 20-F/A.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F/A-A are also available for viewing at the head office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 during normal business hours.

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

Statements made in this annual report on Form 20-F/A about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

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

Key to Exhibits attached to this Form 20-F/A-A are as follows:

Type of Document	Description
1	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
4(b)	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
4(c)(iv)	CMA 2004 Stock Option Plan, as Amended Sept 15, 2005
8	List of Subsidiaries (Previously filed)
12	CEO and CFO Certifications
13(a)	CEO and CFO Certifications
15(a)

Corporate Governance Documents: Audit Committee Charter; Board of Directors Mandate; Code of Ethics for Financial Reporting Officers; Code of Business Ethics; Code of Ethics for Directors, Officers and Employees; Disclosure and Insider Trading Policy; Executive Compensation and Corporate Governance Committee Charter; Mandate of the Chairman of the Audit Committee

E.

Glossary of Mining Terms

In this Form 20-F/A, the following terms have the meanings set forth herein:

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

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED:

September 29, 2005