Form 20-F
period 2006-03-31
CREAM MINERALS LTD
filed 2006-10-04
CIK 1066130

September 29, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006 (with other information to August 31, 2006, except where noted)

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

None

Number of outstanding shares of Cream's only class of issued capital stock as at August 31, 2006:

38,751,343 Common Shares Without Par Value

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

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On August 31, 2006, the Federal Reserve noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.9037 (see Item 4 for further historical Exchange Rate Information).

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

	To August 31, 2006	2005	2004	2003	2002

End of Period	$0.9037	$0.8269	$0.7634	$0.6805	$0.6266
Average for Period	0.8816	0.7818	0.7390	0.6452	0.6390
High for Period	0.8528	0.7158	0.6737	0.6252	0.6200
Low for Period	0.9100	0.8493	0.7880	0.6822	0.6622

3.

Resource Category (Classification) Definitions

S.E.C. Industry Guide	National Instrument 43-101

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

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2006, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) and United States GAAP, which differ in many respects from generally accepted accounting principles in the United States (“US GAAP”).  A discussion of measurement differences between Canadian GAAP and US GAAP is contained in Note 12 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included herein included in Item 17.  (On March 31, 2006, the noon buying rate as quoted by the Federal Reserve Bank of New York was 1.1670 Canadian dollars per one US$.)

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31
Balance Sheet Data	2006	2005	2004	2003	2002
Total assets according to financial statements (Cdn GAAP)(1)	$ 1,861	$ 1,127	$ 2,755	$ 637	$ 1,448
Total assets (U.S. GAAP)(2)	1,055	806	1,552	102	273
Total liabilities	467	139	216	502	320
Share capital	18,530	17,440	16,517	13,857	13,607
Contributed surplus	796	589	248	13	--
Deficit (Cdn GAAP)	(17,932)	(17,041)	(14,226)	(13,735)	(12,478)
Deficit (U.S. GAAP)	$ (18,738)	$ (17,362)	$ (15,429)	$ (14,247)	$ (13,661)

(Cdn$)	As at March 31
Period End Balances (as at)	2006	2005	2004	2003	2002
Working capital (deficiency)	$ (34)	$ 134	$ 1,053	$ (478)	$ (285)
Mineral property interests (U.S. GAAP)	518	385	187	30	169
Mineral property interests (Cdn GAAP)	1,324	706	1,390	528	1,345
Shareholders’ equity (Cdn GAAP)	1,394	989	2,539	135	1,128
Shareholders’ equity (deficiency) (U.S. GAAP)	577	653	1,347	(377)	(54)
Number of outstanding shares	34,766	29,691	28,050	19,865	18,096

No cash or other dividends have been declared.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2006	2005	2004	2003	2002
Investment and other income	$ 1	$ 5	$ 1	$ --	$ 1
General and administrative expenses	764	721	479	149	145
Write-down (recovery) of value added taxes recoverable and investments	(70)	104	--	--	--
Write-down of investments	25	--	--	--	--
Mineral property write-downs	173	1,996	13	1,107	161
Loss according to financial statements (CDN GAAP)	(891)	(2,815)	(491)	(1,256)	(306)
Loss from continuing operations per common share (CDN GAAP)	(0.03)	(0.07)	(0.02)	(0.07)	(0.02)
Loss according to financial statements (U.S. GAAP)	(1,376)	(1,921)	(1,183)	(593)	(430)
Loss per share (U.S. GAAP)(2)	(0.04)	(0.07)	(0.05)	(0.03)	(0.03)

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

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

The tables below include the quarterly results for the years ended March 31, 2006 and 2005.

(Cdn$)	Year Ended March 31, 2006
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 189	$ 49	$ 44	$ 283
General and administrative expenses	214,092	242,407	150,628	156,847
Write-down of investment	--	--	24,999	--
Recovery of value added tax	--	69,841	--	--
Mineral property write-downs	113,044	59,653	--	--
Loss according to financial statements (CDN GAAP)	(326,947)	(232,170)	(175,583)	(156,564)
Loss according to financial statements (U.S. GAAP)	(585,804)	(285,606)	(279,337)	(225,453)
Loss from continuing operations per common share	(0.01)	(0.01)	(0.01)	(0.00)
Loss per share (U.S. GAAP)(2)	(0.02)	(0.01)	(0.01)	(0.00)

(Cdn$)	Year Ended March 31, 2005
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 573	$ 3,711	$ 892	$ 165
General and administrative expenses	184,484	184,863	171,804	179,614
Write-down of valued added tax recoverable and investments	--	--	--	103,602
Mineral property write-downs	--	--	1,516,957	479,021
Loss according to financial statements (CDN GAAP)	(183,911)	(181,152)	(1,687,869)	(762,072)
Loss according to financial statements (U.S. GAAP)	(570,632)	(341,140)	(387,725)	(622,076)
Loss from continuing operations per common share	(0.01)	(0.00)	(0.06)	(0.03)
Loss per share (U.S. GAAP)(2)	(0.02)	(0.01)	(0.01)	(0.03)

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

Financial Risk Factors

Cream currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years’ history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future.  Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  However, unless additional funding is obtained, this assumption will have to change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2006, is $17.9 million), which casts substantial doubt on the ability of Cream to continue as a going-concern.  Cream has no revenue other than interest income.  A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in that time frame.  All of Cream’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2006, Cream had working capital deficiency of $34,142 compared to working capital of $134,373 at March 31, 2005.  Working capital is defined as current assets less current liabilities.  Subsequent to March 31, 2006, the Company completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for net proceeds of $1,800,000.  Each unit is comprised of one common share and one half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing, at an exercise price of $0.75 per share.  Also, to August 31, 2006, 502,900 options were exercised at prices from $0.15 to $0.54, for proceeds of $113,670 and 65,500 warrants were exercised at $0.45, for proceeds of $29,475.

Cream may be unable to obtain the funds necessary to expand exploration.  Cream’s operations consist, almost exclusively, of cash consuming activities given that its main mineral project is in the exploration stage.  Cream will need to receive significant (upwards of $1 million) in new equity capital or other funding annually for the foreseeable future in order to fund its current planned exploration programs, in addition to the working capital received in an equity financing received subsequent to the March 31, 2006, year end, and failing that, it may cease to be economically viable.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another parties or parties carrying out further development thereof.  We currently do not have sufficient financial resources to undertake all of the planned exploration programs in fiscal 2007.  This includes significant expenditure in diamond exploration in Sierra Leone.  We have enough funds available to conclude the exploration planned for the summer and fall of 2006, but will require further financing if further exploration is warranted on all of its properties, after the results of the summer and fall exploration programs have been completed.  We have been successful in the past in obtaining financing through the sale of equity securities, but as a venture capital company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in its properties and/ or reduce or terminate operations.  The Company’s exploration programs would have to be prioritized to fit within cash availability.

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

Cream’s projects have uncertain project realization values.  Cream defers (capitalizes) acquisition and exploration costs incurred in connection with its Projects on its balance sheet in accordance with Canadian GAAP.  Although Cream believes these costs (of approximately $1.324 million) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore, there can be no assurance that Cream could dispose of the projects for their financial statement carrying values, and in such circumstances this would mean a diminution in the book value of shareholders’ equity.

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

Other Risk Factors

Cream is dependent on its ability to recruit and retain key personnel.  The success of the activities of Cream is dependent to a significant extent on the efforts and abilities of its management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  Cream does not maintain key employee insurance for any of its employees.  The President of the Company is 82 years of age, and as such, there is a need to recruit a replacement.  The Company has relied on the President of the Company for many of its financings to date.  Cream has relied on and will continue to rely upon consultants and others for exploration, development and technical expertise.  The ability of the company to retain and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

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

The Casierra Diamond property in Sierra Leone and the Nuevo Milenio property in Mexico also have no known mineral resources or reserves.  The title to the Casierra Diamond properties is held by Casierra Diamond Corporation (“CDC”) and its wholly owned subsidiary, Casierra Development Fund Inc. (“CDF”).  The Company was required to expend exploration funds of US$500,000 by March 16, 2006, to earn a 50% interest in the property, which was completed.  The Company expended US$300,000 to earn a total of 70% interest in the property in June 2006, and a further 200,000 common shares were issued to the optionors in June 2006 pursuant to the agreement.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another parties or parties carrying out further development thereof.

Cream’s directors and officers serve as directors and officers of other publicly traded junior resource companies.  Some of the directors and officers of Cream serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Cream.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflict of interest which may arise between the directors’ duties to Cream and their duties to the other companies on whose boards they serve, the directors and officers of Cream expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies.

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

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities predicated upon the U.S. federal securities laws directly.  A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

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

Certain of Cream’s mineral properties are located in Sierra Leone and are subject to its laws and regulations.  Mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investors in Sierra Leone.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Operations may be affected in varying degrees by government regulations policies or directives with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, repatriation of income, royalties, environmental legislation and mine safety.  The Company may also be required to negotiate mining leases with the Sierra Leone government.  Despite clear language in the Mines and Minerals Act, 2003 (“MMA”) to the contrary, the government may impose conditions that could affect the viability of a development project such as providing the government with a free carried interest or providing subsidies for the development of local infrastructure or other social assistance.  There can be no assurance that the Company‘s leases and terms on these leases will have commercially acceptable terms or that these mining leases will be successfully enforced in Sierra Leone.

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

The current president, President Kabbah, was elected to office in elections in 1996; however, in 1997 his administration was overthrown by the Armed Forces Revolutionary Council (“AFRC”), a rebel military group, and the democratically elected administration was only reinstated in March 1998 after the intervention of Nigerian-led troops.

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

As of September 2004, the majority of United Nations (“UN”) peacekeeping troops have been withdrawn, with approximately 8,400 troops remaining at September 2004.  The UN Mission came to a close at the end of 2005.  There are approximately 1,000 peacekeeping personnel remaining in Sierra Leone, which are under the newly created UN Integrated Office for Sierra Leone, which took over from the UN Mission in Sierra Leone at the beginning of January 2006.

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

The market for the Company’s stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Cream’s shares have ranged between Cdn$0.10 and Cdn$0.84 in the last three years.

Significant potential equity dilution and end of lock-ups.  A summary of Cream’s diluted share capital is as follows:

Cream has a large number of stock options outstanding (3,835,400 at August 31, 2006), all of which are exercisable at prices ranging from Cdn$0.15 to Cdn$0.54 per share which will likely act as an upside damper on the trading range of Cream’s shares.  There are 1,500,000 common shares of Cream remaining subject to hold period restrictions in Canada (end of September 2006) and no shares with hold restrictions in the United States as of August 31, 2006.  At August 31, 2006, there are 1,934,500 warrants exercisable at a price of Cdn$0.45 until April 18, 2007, 1,000,0000 warrants exercisable at a price of $0.40 until March 21, 2008, and 1,500,000 warrants exercisable at a price of $0.75 until June 1, 2007.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares.  Dilutive securities at August 31, 2006, represent approximately 21.34% of Cream’s issued and outstanding shares.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company’s executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

Telephone: (604) 687-4622

Facsimile: (604) 687-4212

Email: info@creamminerals.com

Website: www.creamminerals.com

The contact person is Vancouver, British Columbia, is Frank A. Lang, Chairman, President and Chief Executive Officer.

The Company does not have an agent in the United States.  The mailing address of the Company is the Company’s executive office at the address noted above.

Cream operates directly and also through one wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”).  References to “Cream” or to “the Company” include Cream de Mexico except where otherwise indicated

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CMA.”  Cream also trades on the Over the Counter Bulletin Board in the United States under the symbol CRMXF, and since January has traded on the Frankfurt market under the symbol “DFL”.

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

At Cream’s request, the VSE placed Cream on inactive status on August 12, 1994.  Cream had requested inactive status in order to reorganize its affairs after the British Columbia provincial government placed Cream’s Vancouver Island mineral claims adjoining those of Westmin Resources Ltd. in moratorium, and refused to grant Cream a permit to explore these claims.  The claims, in Strathcona Park on Vancouver Island, were placed in moratorium in connection with the Strathcona Park area being declared a provincial park in 1972.  These actions by the provincial government left Cream with no viable project at the time and with little working capital.  The claims currently remain in moratorium.  Throughout the early to mid-1970s, Cream initiated several court cases seeking compensation for these claims.  The matter was ultimately decided by a decision of the British Columbia Court of Appeal denying Cream’s right to compensation.  Leave to appeal this decision to the Supreme Court of Canada was refused and Cream was then advised that it was without further legal recourse with respect to its Vancouver Island claims.  Recently, the British Columbia Court of Appeal specifically overruled its previous decision in the Cream case.  The Company reviewed its legal position in the light if this development, and has been advised that it remains bound by the previous decision.

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

During fiscal 2003 and 2004, the Company continued exploration on its Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, which it staked in 2000.  In fiscal 2005, the Company received a report recommending an additional exploration program be carried out on the Nuevo Milenio property in Mexico.  After receiving the report, and reviewing the results in conjunction with other mineral property interests held by the Company, the Company determined that it was not going to conduct further exploration on the property in the foreseeable future, and as a result, has written down the property by $1,523,030 in fiscal 2005 to a nominal carrying value of $1.  Additional exploration and carrying costs of $59,655 incurred on the property was expensed until the end of September 2005.  Since that date, the Company has capitalized expenses on the property.

In fiscal 2005 Cream entered into an option to purchase agreement to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.  After a total of four holes were drilled, the results did not meet the Company’s expectations and the properties have been returned to the optionors, and $472,948 was written off in fiscal 2005. An additional $113,042 in costs incurred in fiscal 2006 was written off in fiscal 2006.

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

In fiscal 2003, Cream acquired an initial 30,000-hectare mineral lease in northern Manitoba (the “Stephens Lake Property”).  The Stephens Lake Property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Palaeozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.  In fiscal 2004, the claims were pooled with the adjacent properties held by ValGold Resources Ltd., and Sultan Minerals Inc. (the “Companies”) to form one block of 92,194 hectares with each company holding a one third interest.  In April 2004 and since that time, additional claims were acquired adjoining to the north and now the property totals 174,018 hectares.  The Companies entered into an agreement with BHP Billiton Diamonds Inc. (“BHP Billiton”) whereby BHP Billiton was granted options to acquire up to a 70% undivided interest and fund all exploration expenditures on the property until they are terminated or fully exercised.

Cream also jointly entered into an agreement with BHP Billiton to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Companies.  Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,000 common shares of the Company issued to July 28, 2006)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements have been recorded as a reduction in the cost of the Trout claims.  In addition, the Companies were to jointly incur exploration expenses of no less than $250,000 prior to July 22, 2007, all of which have been incurred on the Companies’ behalf by BHP Billiton.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  After two drill programs were completed the Companies received the Stephens Lake nickel property back from BHP Billiton.

In fiscal 2003 Cream wrote down its deferred acquisition and exploration costs on its 100% interest in the Kaslo Silver property to a nominal carrying value of $1 to reflect the extended period of inactivity by the Company on the property.  In fiscal 2005 Cream conducted a diamond drill program on the Kaslo Silver Property, but it was terminated due to poor ground conditions.  This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.  Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  Capitalization of exploration costs on this property was restarted due to the exploration programs planned, which are dependent upon financing.

In fiscal 2003, Cream also entered into an agreement with Terra Gaia Inc. (formerly Terra Gaia Environmental Group Inc.) (“Terra Gaia”) by which it could acquire up to 100% of the outstanding shares of Terra Gaia, a private Canadian company.  Cream decided not to pursue the opportunity provided by the Terra Gaia transaction but retains 100,000 shares at a cost of $25,000.  The shares were written down by $24,999 in fiscal 2006 to a nominal carrying value of $1, as the ultimate recoverability of the investment is uncertain.

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream had the option to earn up to a 70% interest in the property, which was earned subsequent to March 31, 2006, by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company earned an undivided 51% interest in the property by issuing a total of 200,000 common shares, and incurring exploration costs of not less than US$500,000 by March 16, 2006.

An additional 19% undivided interest was acquired by the issuance of an additional 300,000 common shares in June 2006, and the Company also completed an additional US$300,000 in exploration expenditures by that date, to earn a 70% interest in the two licence areas.  A joint venture will be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia.

Cream’s principal capital expenditures and divestitures (in 000’s) over the three fiscal years ended March 31, 2006, are as follows:

Year
(i) Amounts Deferred (capitalized or invested)
2006	791
2005	1,312
2004	873
(ii) Amounts Written Down
2006	173
2005	1,996
2004	13
(iii) Amounts Expensed as Property Investigation Costs
2006	--
2005	25
2004	1

4.

The principal capital expenditures (in 000’s) currently anticipated for the ensuing year are as follows:

Exploration Projects
2007 Activities	$1,200

B.

Business Overview

General

Cream is engaged in the exploration of natural resource properties and has been so engaged since its inception in 1966.  Over the past five years, until the year ended March 31, 2006, Cream primarily focused its efforts in the Province of British Columbia and in Mexico.  In February 2005 the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, in which it earned a 70% interest in June 2006.

Cream relinquished all of its former property holdings in Mexico during the fiscal year ended March 31, 1999, and halted all further exploration in Mexico until additional exploration funds could be raised.  Since 1999, Cream entered into exploration programs on two properties in Mexico, the Nuevo Milenio and the Fenix property, both located in the State of Nayarit, Mexico.  Cream wrote the Nuevo Milenio property down in the year ended March 31, 2005, by $1,523,030 to a nominal carrying value of $1, and currently retains a 100% interest in the property.  An additional $59,655 in exploration costs was written off relating to the Nuevo Milenio property in the year ended March 31, 2006.  Effective October 1, 2005, the Company re-commenced capitalization of exploration expenditures on the Nuevo Milenio property.

A property agreement was entered into during the year ended March 31, 2005 on the Fenix Property in Mexico.  After an unsuccessful drilling program, the property was written off by $472,948, and the property was returned to the optionors.  An additional $113,042 in exploration expenditure incurred and written off in the year ended March 31, 2006.

In fiscal 2003, Cream entered into three option agreements on mineral property interests in the Province of British Columbia, the Kootenay Gemstone property and the Goldsmith and Lucky Jack properties, which are contiguous to each other.  The Company also has a 100% interest in the Kaslo Silver property, which it has held since 1996.

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, which it earned subsequent to March 31, 2006.  Under the terms of the agreement, Cream earned its 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

Firstly, the Company earned an undivided 51% interest in the property by incurring exploration costs of not less than US$500,000 by March 16, 2006, and issuing a total of 200,000 common shares.

Secondly, an additional 19% undivided interest was acquired by the issuance of an additional 300,000 common shares by March 16, 2007, and completing an additional US$300,000 in exploration expenditures by March 16, 2007.  These shares were issued and the exploration expenditures advanced or incurred before the end of June 2006.  A joint venture will now be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia, and it’s wholly owned subsidiary company, CDF, also incorporated in British Columbia.

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

Year	Average price per ounce (US$)	High price per ounce (US$)	Low price per ounce (US$)
1995	384	396	373
1996	388	415	367
1997	331	362	283
1998	294	313	283
1999	279	326	253
2000	279	313	264
2001	271	293	256
2002	310	349	278
2003	363	416	320
2004	410	454	375
2005	445	536	411
2006 (to August 31)	601	725	525

Cream does not have any operating revenue although historically it has had minor annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

C.

Organizational Structure

The Company currently has one direct wholly owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., incorporated in Mexico.  Unless the context otherwise requires, references herein to the “Company” or “Cream” include the subsidiary of the Company.

D.

Property, Plant and Equipment

The Company has mineral exploration interests in mineral properties in Canada, Mexico and Sierra Leone.  Until April 2005, the Company was actively exploring in Mexico but exploration activities were suspended as results were not considered encouraging.  After re-evaluation of the results on its Nuevo Milenio property in November 2005, the Company is planning a drilling program to be conducted in the fall of 2006.

The Company has acquired a 70% interest in the Casierra Diamond licences in Sierra Leone and since the acquisition of the licences has been focusing its exploration activity on this property.  The Company’s mineral property interests in Canada are in good standing and all payments on the properties are up to date.

None of the Company’s projects have known reserves, and its proposed programs are exploratory in nature.

1.

Casierra Diamond Property, Sierra Leone

Property Description

Casierra Development Fund Inc. (“CDF”) has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.

In March 2005, Cream Minerals Ltd. entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc, to acquire an interest in Casierra’s two large exploration licences, subject to government approvals.  The Company earned a 51% interest in the licences by financing US$500,000 in work and issuing 200,000 common shares.  An additional 300,000 common shares and US$300,000 in expenditures earned the Company an additional 19% interest in the licences (for 70% total interest) subsequent to March 31, 2006.  The two licences include the Hima Licence EPL1/94 on the Sewa River and its banks, and an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

A form of joint venture will be constituted between the two parties and each party will contribute to further expenditures on the property in accordance with its interest.  If the optionor is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the optionor's share in the net proceeds of production from the property prior to any other distribution to the optionor.

Upon fulfilling the obligations set out above, Cream will be vested with an undivided interest in the licences or in the company which holds title to the property.  In any event this interest may be converted, if Cream so elects and subject to the approval of the Government of Sierra Leone, into a direct interest in the licences at the time that a production lease is obtained for the licence(s).

The Hima licence is located on the Sewa River downstream from the prolific Kono diamond fields and more than 80 kilometers of alluvial diamond workings in river terraces and active channel gravels.  The Sewa channel on the licence serves as a large natural sluice box as it is the first segment of the river where the rate of flow is reduced from the higher velocities in the rapids upstream.  The channel is crossed by several ribs of diabase dykes and the foliation of the underlying metaschists, which together form natural riffles in the natural sluice box.  The combination of water velocity drop and riffles was the reason the area was selected as being highly prospective in 1994 by Casierra Development Fund Inc.  This segment of the river channel has not been previously mined by artesanal operators due to the depth of the water (3-5 meters) and a government policy of reserving the licence area for industrial-scale dredging.

A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa was written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd. of Vancouver, Canada, who was requested to examine the licenses and prepare a report in accordance with Canadian National Instrument 43-101.

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

He reports, however, that results of the programs to date are sufficient to justify further work and recommends a two-phase program.  Phase 1, completed in June 2005, was a detailed magnetometer survey over portions of the lease indicated by the 1995 geophysical work as possible paleo channels employing an Ovenhauser type horizontal and vertical gradient magnetometer.  Costs of the program incurred to date on both licenses are estimated at US$350,000, of a total budget of US$525,500.  Phase 2 will be a dredge-sampling program based on the results of phase 1 at an estimated cost of US$710,000.  The budgets are estimates only and are subject to change depending on equipment availability and exploration results.  It should be emphasized that no recovery of diamonds is anticipated from the Banka drilling, according to Mr. Ikona.  The drills being used have 6-inch diameter drive shoes, which produce a theoretical volume of 0.00670 cubic yards of material per foot of penetration into the gravels.  Assuming an average gravel depth of 3 feet, samples should then be about 0.02 cubic yards in volume, which is not great enough to ensure that any values present will be indicated.  In fact, should any diamonds be recovered, they must not be used to assign any values to the gravels, as the multiplication factor used in converting from the small sample size to cubic yards would indicate an impossibly high number.  Material recovered from drilling will be examined for trace minerals, possibly indicative of alluvial diamonds, and used as a guide for bulk tests.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work necessary to develop the first target of many on the offshore licence.  Magnetic heavy minerals in the younger marine sediments occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean.  Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.

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

Initial work on the Hima Exclusive Prospecting Licence was a survey defining the property boundaries.  A field camp was constructed near the village of Hima and in 2005 a Banka drill program was carried out to define the distribution of gravels in terraces and flood plain areas on the Hima licence.  This sampling identified thicker gravels than indicated in the Hall Bulletin, a prior report on the licences discussed by Mr. Ikona in his report.  The work will be used as a guide for further pit sampling, to allow the Company to develop a more reliable estimate of the grade of the gravels.

An initial evaluation of the river potential was completed during the period of low water in April-May 2005 when gravels behind a crosscutting dyke in the central part of the licence area were found to be thicker than projected in the Hall Bulletin.  Because diamonds are closer in density to the associated gravels than gold would be, the gems would be expected to be distributed throughout the gravel beds and therefore this work indicates that there may be a larger volume of diamondiferous gravels available than indicated in the Hall Bulletin.

In May 2005, using a Freetown-based chartered ship, a detailed marine magnetometer survey was carried out over one of several magnetic targets on the offshore licence.  Earlier work by Casierra and Malaysia Mining Corporation (1995-1996) located 9 diamonds from 12 sample sites in this one target area.  All of these diamonds are of gem quality and size, with the largest being 1.22 carats.  The detailed work in May 2005 was carried out in order to define an area for precision bulk sampling later in the year.  The results indicate a shallow magnetic body, probably related to magnetite, in shallow marine sediments.  Magnetite indicates the location of heavier minerals in the marine sediments, and, potentially, diamond concentrations.  The local sources of the marine sediments on this part of the coast are the Moa and Mano rivers which are both well-known alluvial diamond producers. These rivers have deposited their sediments from rainy season flooding for millennia into the longshore drift of the Atlantic Ocean that sweeps the area covered by the licence, causing further concentration of heavy and resistate minerals.

The Company received a report from independent geophysical contractors (Ask Geosolutions Ltd., Moscow and Yuzmorgeologia State Scientific Center, Gelendzhyk, Russia (“Yuz”) detailing the interpretation and modelling of a marine magnetic survey over one of several targets on the offshore licences in Sierra Leone.  Yuz was the contractor of choice for the work in 1995 that lead to the discovery of the first marine alluvial diamonds reported offshore in Sierra Leone territorial waters.

The main purpose of this contracted program was the implementation of magnetic surveys and data interpretation for the evaluation of shallow recent sediments deposited several hundred meters above the crystalline basement.  These sediments contain diamonds associated with weak magnetic features in the former and present distributary system of fluviatile sediments off the mouths of rivers in Southeast. Sierra Leone.  The data for the interpretation were taken from a detailed survey of part of the area on licence area EPL 5/94.  A total of 170 line kilometers were surveyed covering an area approximately 5 kilometers by 2 kilometers using a G-882 tow-fish magnetometer.  In-survey data review identified three strongly anomalous areas.  The anomalies are located over sites where earlier sampling in 1995-1996 recovered 13 gem quality diamonds from near the seabed surface in waters less than 20 meters deep.

The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work to develop this first target of many on the offshore licence.  Magnetic heavy minerals occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean by two large rivers, the Moa and the Mano.  Partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.  For millions of years the rivers have been conveying this material from diamond-bearing kimberlitic sources less than 100 kms upstream in Sierra Leone, Guinea and Liberia.

The post-survey data processing indicated five areas where bulk sampling should be undertaken.

The following description of these five areas is taken from the conclusions of the report.

1.

A submarine paleo-shoreline of 6,000 m length and associated with it a magneto-active layer of 100 to 400 m width and thickness of 1 to 3 meters.

2.

Channels cutting across the paleo-shoreline that are short life channels carrying fluvial sediments.

3.

A sector within a high-frequency part of the area with an anomalous magnetic field shows some distinct and well-correlated zones that can be followed from survey line to line in the recent/present deposition of the fluviatile sediments onto the sea floor.  These features are approximately from 1,500 m wide and more than 2,500 m long in size, with a thickness of up to 5 meters.

4.

A submarine paleo-distributary fan of the river within the NW part of the survey area.  The size of the identified area is 800 by 1,100 meters and has a thickness of 5 to 10 meters.  The depth of the magneto-active body is 10 to 40 meters.

5.

A larger body of 800 x 900 meters with a thickness of 210 meters was identified by results of mathematical modelling in the area of a main distributary channel.

In the lower reaches of the Moa, active river channel gravels are reported to have a grade of 0.5 carats per cu meter (Hall, P.K., Bulletin 5, The Diamond Fields of Sierra Leone, Sierra Leone Geological Survey).  There is considerable alluvial mining activity on the Mano River (see Google earth) that suggests payable grades in that river, which also drains areas with kimberlite dykes and possibly pipe structures.  Fluvial sediments in the two rivers should be similar to those deposited from the rivers onto the seafloor.

The area of the magnetic body, estimated by independent consultant geophysicists that carried out and interpreted the work, is greater than 2000 meters by 1500 meters which is 3,000,000 cu meters per vertical meter.

Work reports submitted in October 2005 were accepted by the Sierra Leone Government and the Government has granted approval for the renewal and upgrading of the two large exclusive diamond licences held in that country to the tenure holder, Casierra Development Fund Inc.

Cream received an updated Technical Report, compliant with NI 43-101, written by Mr. Charles K. Ikona, on EPL 1/94 and EPL 5/94 claims in Sierra Leone.  Mr. Ikona states that “based on historical work and reported production from areas bordering the property, there seems to be little doubt that diamondiferous gravels are present on the lease.”  Further work on the licence is recommended in the form of a bulk sampling program employing a floating hydraulic dredge; material to be processed with a YT-12 jig at an estimated cost of US $1,564,000.  On the Offshore licence (EPL 5/94), he recommends sampling of the target area employing a ship mounted Toyo gravel pump and a YT-12 jig.  Sample volumes would be controlled with a measured hopper with positioning by a combination of radio navigation, GPS and Navtex systems.  The estimated cost of this is US $2,998,000.

A charter, initially planned for July or August, but delayed until the fall of 2006, has been arranged for a 40-meter ship to serve as a platform for a bulk-sampling program.  Funds from the recent financing will be applied in part to this program which will test diamond targets near the mouths of the Moa and Mano rivers, where there has been substantial alluvial diamond mining production.  Dredge and diamond concentration plant acquisition has now been completed, but deliveries have been delayed along with the charter timeline.

The objective of the bulk-sampling program is to identify a resource sufficient to support a mining operation.  The targets are based on exploration work in 1995-6 and 2005 involving extensive oceanographic surveys.  Shallow sampling of these targets resulted in the collection of 20 gem quality diamonds ranging in size from 0.22 carats to 1.22 carats.  The bulk sampling will test areas defined by detailed marine magnetic surveys carried out in June of 2005 with the same team of Russian geophysicists who were involved in the original discovery work in 1995.  A sonar profiler will be used to measure the volumes of the bulk sample pits allowing good estimates of grade to be completed for each sample site.  Mr. C. Ikona, P.Eng., Pamicon Developments Ltd., has been engaged to visit the operations and to make a technical evaluation in order to obtain an independent opinion of the operations.

Diamond products that may be recovered in the course of this program will be submitted to the Sierra Leone Government Gold and Diamond Office for valuation.  This valuation will be used as a basis for determining the value of the samples processed and incorporated in the economic evaluation of the first target area.  As neither Casierra nor Cream is in receipt of a Mining Licence, the stones may not be sold at this time, but can be exported for the purpose of further valuation.

Cream will spend more than US$500,000 in this phase of work with the objective of defining a resource of sufficient size to merit application for a mining licence.  It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million.

The budget for both programs was developed by Casierra and discussed with Charles Ikona, P. Eng., of Pamicon Developments Ltd., the Company’s “Qualified Person” for the purpose of National Instrument 43-101.  Expenditures incurred on the Casierra property in fiscal 2006 include the following:  Acquisition costs - $20,241 (2005 - $80,000); drilling - $18,172 (2005 - $11,170); geological and geophysical - $216,853 (2005 - $31,122); site activities - $63,541 (2005 - $20,666), and travel and accommodation- $58,838 (2005 - $44,578).

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

The program of re-evaluating data from the Nuevo Milenio property was extended during November 2005 to the Once Bocas mineralized zone.  The Once Bocas zone appears to consist of a quartz stock work breccia zone up to +70 m wide which hosts 4 parallel quartz breccia veins and has been traced along strike for a distance of 1.5 km.  Based on the re-evaluation completed and new data from Old Spanish adits, x-cuts, sublevels and shafts, an inferred mineral resource has been postulated for the Dos Hornos North Vein 1, which can be reviewed in the Company’s News Releases dated January 27, 2006, and February 2, 2006, and can be found on the Company’s website www.creamminerals.com.

Initial work will consist of extending the soil grid 400 m north from arroyo Guadalupana to a basalt layer, which covers the northern extension of the Dos Hornos and Once Bocas Zones.

Detailed work on the Dos Hornos North will commence to clean and channel-sample old Shafts 1, 4, 6, 7, and 10 and hand trench and evaluate four parallel quartz veins.  If results are favorable, Cream proposes to lay out a follow-up diamond drill program to drill a fence across the 150 m zone of parallel quartz veins as well as to complete fill in drilling on Dos Hornos North Vein 1.  The Company’s objective is to upgrade the Inferred Mineral Resources.

In the Once Bocas zone, the proposed work program is designed to extend the possible open pit Inferred Mineral Resource and to obtain additional sub-surface data by opening old shafts and Spanish trenches to the south.  An in-fill diamond drill program is also being planned, based on new geological data from November and December 2005, with the objective of upgrading the Inferred Mineral Resource.

The increase in gold and silver prices has lead to a further re-evaluation of all data on hand for the Cerro Chacuaco and Cafetal mineralized zones.  Results will be released when the evaluation is completed.

See Page 5 for information relating to Inferred Resources.  Inferred Resources are defined in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005, as follows: “An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes.”

Exploration on the Nuevo Milenio property is under the supervision of Mr. Ferdinand (Fred) Holcapek, P.Eng., the Company's "Qualified Person" for the purpose of National Instrument 43-101.

Costs of $59,655 incurred were expensed in the year ended March 31, 2006.  In the third quarter of fiscal 2006, the Company recommenced capitalizing costs on the Nuevo Milenio property due to increasing silver prices, and $107,198 was capitalized to March 31, 2006.

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

After a total of four holes were drilled, the results did not meet the Company’s expectations, the property was returned to the optionors, and costs of $472,948 were written off.  Additional costs incurred in fiscal 2006 of $113,042 have also been written off.

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

Due to the encouraging results in past exploration, an expanded work program is planned for fiscal 2007, and to date the airborne survey has been flown with results pending.  The Company has conducted a limited exploration program totalling $100,000 to the date of this report.

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

During the initial prospecting, claim staking and sampling program, widespread beryl mineralization was identified within abundant pegmatite dykes located in both granitic rocks of the Bayonne batholith and adjacent sedimentary rocks.  Ice-blue beryl crystals are the most common, followed by greenish beryl crystals, with minor clear, white and yellow beryl crystals also being found.

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

c.

Goldsmith Property, British Columbia

Introduction

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (150,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

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

The Company also entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims adjacent to the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (150,000 issued) and payments totalling $110,000 ($30,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

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

Results by Cream

Cream received encouraging assay results from a preliminary sampling program carried out on the Goldsmith Property in 2003.  Historic documents indicate very high gold grades can be obtained from many of the old workings. Cream’s initial exploration program consisted of a small rock grab and chip sampling program designed to confirm the presence of the reported extremely high gold values.  Cream’s initial sampling program found gold mineralization in a number of showings outlined along a 3 km long belt of altered volcanic rocks.

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

Cream recently began the initial phase of its planned fiscal 2006 exploration program on its Goldsmith Property.  Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs were followed up with detailed geological and structural mapping and expanded soil sampling.  A second $50,000 program was commenced in the first week of July 2006, that included an additional airborne geophysical survey.

Total exploration and acquisition costs incurred in fiscal 2006 on the Goldsmith and Lucky Jack Claims totalled $66,425.  The Company paid $15,000 on the Lucky Jack claims and issued 50,000 common shares.  An option payment of 50,000 common shares was also made on the Goldsmith Claims.

Subsequent to March 31, 2006, 50,000 common shares were issued and a cash payment of $15,000 was paid on the Goldsmith Property option agreement, and 50,000 common shares were issued and a payment of $20,000 was made on the Lucky Jack claims option agreement.

d.

Stephens Lake Property

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in three Mineral Exploration Licences (Numbers 64, 65 and 66) totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares (“the Stephens Lake property”)

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton").  Under the terms of the agreement, the Companies granted to BHP Billiton two options to acquire up to a 70.0% undivided interest in the Stephens Lake property.

Subsequent to March 31, 2006, the Companies received the Stephens Lake property back from BHP Billiton.  This includes the Trout Claim Group described below.

In July 2004, the Company jointly agreed with Sultan and ValGold to option two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,000 common shares of the Company issued to July 28, 2006)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements have been recorded as a reduction in the cost of the Trout claims.  In addition, the Companies were to jointly incur exploration expenses of no less than $250,000 prior to July 22, 2007, all of which may have been incurred on the Companies’ behalf by BHP Billiton.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  After two drill programs were completed the Companies received the Stephens Lake nickel property, inclusive of the Trout Claim Group, back from BHP Billiton.

The Companies are assessing the many untested geophysical targets that remain on the property and will evaluate the property when the final report from BHP Billiton has been analyzed.

e.

Wine Nickel-Copper Property, Manitoba

In fiscal 2006 Cream entered into an option agreement with W. S. Ferreira Ltd. to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim (the “Wine Property”), located approximately 60 kilometers southeast of Flin Flon, Manitoba.

The Wine Property was held and explored by Hudson Bay Exploration and Development Co. Ltd. (“Hudson Bay”) from 1977 to 2002 for copper-zinc massive sulphide ore-bodies similar to the ore-bodies being mined today near Flin Flon and Snow Lake, Manitoba.  The present owner acquired the claims in 2003/04 when assessment credits filed by Hudson Bay expired and the property came open.  In a summary report on the Wine Property, Reed Lake, Manitoba, Consulting Geologist Bernhardt Augsten, P.Geo. reviewed the results of previous exploration in the area of the property, assessed the exploration potential and recommended further exploration to test the property for economic mineralization.

Cream can earn its interest by making payments totalling $100,000 ($10,000 paid) and issuing 200,000 common shares (50,000 issued) over a 48-month period.  Cream must also incur exploration expenditures on the property totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  Upon completion of its obligations, the property will be subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the property.  Cream will have the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  Acquisition and exploration costs incurred in fiscal 2006 total $34,036.

Cream believes the mineralization on the Wine Property could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980-).  Consulting geologist Mr. Bernhard Augsten reviewed the results of all previous work on the property for Cream.

Mr. Augsten recommended that the entire known contact area of the intrusive should be explored with IP methods at an estimated cost of $44,000.  Resultant anomalies should be tested with a minimum of 600 meters of drilling in four to five holes, estimated to cost up to $150,000, contingent on favorable results from phase 1.

The Wine property program will be under the supervision of Mr. Peter Walcott, P.Eng., Geophysicist, of Peter E. Walcott & Associates Ltd. – Geophysical Services.  Mr. Walcott is the Company’s “Qualified Person” for the purpose of National Instrument 43-101.  The Company is seeking a joint venture partner

3.

Other Investments

In March 2002, Cream entered into an agreement to acquire up to 100% of the outstanding shares of Terra Gaia Inc. (“Terra Gaia”), a private Canadian company.  To complete the transaction, Cream was to complete a financing to raise approximately $3.2 million, which would be advanced to Terra Gaia pursuant to the agreement to be used to build and operate a proposed demonstration plant and provide working capital for Terra Gaia.  In consideration for arranging the financing, Terra Gaia was to issue shares to Cream in an amount equal to 50% of the then outstanding share capital of Terra Gaia.  Upon completion of the full amount of the financing, Cream and Terra Gaia agreed to enter into an arrangement agreement, whereby Cream was to be given the opportunity to acquire the shares of Terra Gaia not then held by Cream, and pursuant to which the Terra Gaia shareholders, other than Cream, would be entitled to exchange their shares for shares in the capital of the Company, pursuant to a Plan of Arrangement under the Company Act (British Columbia).  In July 2002, Cream was unable to make a required second payment of $225,000 and the agreement with Terra Gaia was terminated.  The Company invested $25,000 for which Cream has received 100,000 common shares of Terra Gaia.  In the year ended March 31, 2006, the Company wrote down the investment by $24,999 to a nominal sum of $1, due to the uncertainty of the recoverability of this investment.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream Minerals Ltd. (“Cream”) for the years ended March 31, 2006, 2005 and 2004, and related notes thereto.  Cream’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 12 to the consolidated financial statements, which is summarized below, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

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

iii)

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

iv)

United States accounting standards for income taxes are set forth in SFAS No. 109.  The Company has determined that the adoption of SFAS No. 109 would have no material affect on the assets, liabilities or operations for the years presented in these financial statements.  The only significant tax assets the Company has are the accumulated non-capital losses and accumulated resource related expenditures, which are available to offset future taxable income.  The Company’s operations have no income subject to income taxes and it is not likely that such tax assets will be realized.  Accordingly, under U.S. GAAP the Company would eliminate the effect of the recognition of any of these tax assets by the recording of a valuation allowance equal to the value of the tax assets, as the Company has done under Canadian GAAP.

Recent pronouncements

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

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial statements.  SFAS No. 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so.  This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle.  SFAS No. 154 will be effective for accounting change and corrections of errors made in fiscal years beginning after December 15, 2005.  As there were no changes in accounting policy during the year, SFAS No. 154 does not impact the current year’s Consolidated Statements of Operations and Deficit, Consolidated Balance Sheets or Consolidated Statements of Cash Flows.

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.  These sections will be effective for the Company’s fiscal year starting January 1, 2007.  The Company does not expect that these changes will have a material impact on the Company’s reconciliation with U.S. GAAP.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2006.

(A)

Operating Results

Year Ended March 31, 2006, Compared to Year Ended March 31, 2005

For the year ended March 31, 2006, Cream incurred a loss of $891,264, or loss per common share of $0.03, compared to a loss of $2,815,003, or a loss of $0.10 per common share in the year ended March 31, 2005.

General and administrative expenses

Total general and administrative expenses totalled $763,974 in fiscal 2006, compared to $720,764 in fiscal 2005.  The Company wrote-off the balance of costs incurred on the Fenix property in fiscal 2006 of $113,042, and the costs incurred in the first two quarters of fiscal 2006 on the Nuevo Milenio property of $59,655.  The Company re-commenced capitalization of costs on the Nuevo Milenio Property, of which $107,198 has been capitalized to date.  In fiscal 2005 the Company wrote down its Nuevo Milenio property by $1,523,030 to a nominal carrying value of $1 due to inactivity on the property, and wrote off its Fenix property by $472,948, for a total write-down of mineral property interests of $1,995,978.

Cream conducted exploration activities in Mexico and in Sierra Leone in fiscal 2006, and there are foreign exchange risks associated with exploration in foreign jurisdictions.  Foreign exchange losses decreased from $13,958 in fiscal 2005 to $3,141 in fiscal 2006.  The Canadian dollar increased in value against the United States and Mexican peso in fiscal 2006, which reduced the foreign exchange loss incurred in paying expenses denominated in those currencies.

Legal, accounting and audit decreased from $58,787 in fiscal 2005 to $26,642 in fiscal 2006.  Legal, fees have decreased during the year, as no major acquisitions were completed.  Audit fees of $12,600 incurred in fiscal 2006, compare to $14,100 in fiscal 2005.  Audit and accounting fees will likely increase in fiscal 2007, with changes in generally accepted accounting principles and further reviews of internal controls expected to be undertaken in fiscal

2007.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement that will need to be prepared and finalized on the Casierra properties in Sierra Leone.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $30,000 in each fiscal year.  These services are not provided through LMC Management Services Ltd., the management company that provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  The fees paid to Lang Mining Corporation were increased to $5,000 per month, effective April 1, 2006.  Consulting fees of $7,500 were paid to Kent Avenue Consulting Ltd. in fiscal 2006 for services rendered by Sargent H. Berner, a director of the Company.  There were no comparative fees paid in fiscal 2005.

Office and administration costs increased from $90,536 in fiscal 2005 to $133,781 in fiscal 2006.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Computer and accounting system upgrades during the period have contributed to the increase in office and administration costs.

Salaries and benefits have increased from $64,855 in fiscal 2005 to $84,795 in fiscal 2006.  Wages are higher than in prior years and will likely remain higher due to the increased time required to comply with new reporting and regulatory regulations.  The exploration activity in Sierra Leone has contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

Stock-based compensation of $232,287 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2006, compares to $288,601 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2005.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 109% in fiscal 2006 and 141% in fiscal 2005.

Shareholder communications have increased from $114,625 in fiscal 2005 to $190,246 in fiscal 2006.  The Company utilized the services of two investor relations’ consultants.  The first contract was with Renmark Financial Communications (“Renmark”) entered into in August 2003.  Renmark was paid $Nil in fiscal 2006, compared to $21,000 in fiscal 2005.  Renmark is no longer providing investor relations services to the Company.  The Company also has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2006 and 2005.  Listing and filing fees increased from $14,057 in fiscal 2005 to $28,933 in fiscal 2006, due to filing fees related to various filings incurred during the year.  Transfer agent fees decreased from $10,297 in fiscal 2005 to $9,632 in fiscal 2006, and will likely continue to increase as transfer agent fees have increased and the Company has more shares outstanding.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have increased from $45,271 in fiscal 2005 to $65,595 in fiscal 2006.  The largest portion of the increase relates to advertising and other printed material which increased from $7,498 in fiscal 2005 to $32,287 in fiscal 2006.

Travel and conference expenses have increased from $25,673 in fiscal 2005 to $49,139 in fiscal 2006.  Travel increased due to increased attendance at conferences during the year.

In fiscal 2005, the company could not determine the recoverability of value-added taxes paid in Mexico in prior years.  As a result, $91,411 in value-added taxes recoverable was written off.  In fiscal 2006, $69,841 of the prior years’ value-added taxes was recovered.

Year Ended March 31, 2005, Compared to Year Ended March 31, 2004

For the year ended March 31, 2005, Cream incurred a loss of $2,815,003, or loss per common share of $0.10, compared to a loss of $490,869, or a loss of $0.02 per common share in the year ended March 31, 2004.

General and administrative expenses

Total operating expenses, before interest income, property write-downs, and foreign exchange loss totalled $706,806 in fiscal 2005, compared to $468,770 in fiscal 2004.  The Company wrote-down its interest in the Nuevo Milenio property in Mexico by $1,523,030 to a nominal carrying value of $1 in fiscal 2005, and wrote off its Fenix property by $472,948, for a total write-down of mineral property interests of $1,995,978.  This compares to $12,573 relating to additional expenses incurred on the Raven property in fiscal 2004.  The Raven property was written off in the year ended March 31, 2003.

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

Shareholder communications have increased from $85,342 in fiscal 2004 to $114,625 in fiscal 2005, and include various types of expenses related to communicating information to shareholders.  The Company utilizes the services of two investor relations’ consultants.  The first contract was with Renmark Financial Communications (“Renmark”) entered into in August 2003.  Renmark was paid $21,000 in fiscal 2005, compared to $32,000 in fiscal 2004.  The company also has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in fiscal 2005 compared to $10,000 in fiscal 2004.  Also included in shareholder communications are listing and filing fees which increased from $8,639 in fiscal 2004 to $14,057 in fiscal 2005.  Transfer agent fees increased from $9,341 in fiscal 2004 to $10,297 in fiscal 2005, and will likely continue to increase as transfer agent fees have increased and the Company has more shares outstanding.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have increased from $25,362 in fiscal 2004 to $45,271 in fiscal 2005.  The largest portion of the increase relates to newswire dissemination costs.

Travel and conference expenses have increased from $21,199 in fiscal 2004 to $25,673 in fiscal 2005.  Travel increased due to increased attendance at conferences during the year.

Three Months Ended March 31, 2006, Compared to Three Months Ended March 31, 2005

For the three months ended March 31, 2006 (“Q4 2006”), Cream incurred a loss of $156,564 or $0.00 per common share, compared to a loss of $762,072, or $0.03 per common share for the three months ended March 31, 2005 (“Q4 2005”).  Total operating expenses, before interest income, were $156,847 in Q4 2006 as compared to $193,648 in

Q4 2005.  In Q4 2006, there was a $704 foreign exchange loss related to transactions associated with operations in Mexico and Sierra Leone in Q4 2006, compared to a loss of $2,827 in Q4 2005 related to operations in Mexico.

Legal, accounting and audit fees decreased from $19,543 in Q4 2005 to $5,850 in Q4 2006, primarily due to early billing of the fiscal 2005 audit.  Salaries and benefits increased from $1,067 in Q4 2005 to $23,573 in Q4 2006.  This is a result of timing of administration and accounting activity required during the quarter and the year, and a full-cost recovery credit received in third quarter of fiscal 2006, compared to the fourth quarter in fiscal 2005.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees included in Q4 2005 is $42,884 compared to $33,567 in Q4 2006.

Shareholder communications increased from $38,304 in Q4 2005 to $51,671 in Q4 2006.  Consulting fees of $6,000 were paid to Arbutus in each fiscal period.  Cash payments of $1,000 were made to Renmark in Q4 2005, compared to $Nil in Q4 2006.  Renmark and Arbutus are at arm’s length to the Company.  The most significant increase relates to advertising in magazines and websites, which increased from $481 in Q4 2005 to $20,834 in Q4 2006.

Travel and conference costs of $13,836 in Q4 2005 compare to $8,764 in Q4 2006.  The Company had a representative at the Prospectors and Developers Conference in both fiscal years.

In Q4 2006 and Q4 2005, management fees of $7,500 were paid to Lang Mining Corporation for the services of the president, pursuant to an agreement dated January 1, 2003.  These fees have increased to $5,000 per month, effective April 1, 2006.  Consulting fees of $2,000 were paid to Kent Avenue Consulting Ltd. in Q4 2006, with no comparative expense in Q4 2005.

In Q4 2005, the Company wrote off its interest in the Fenix property in Mexico by a total of $472,948 and incurred additional costs of $6,073, which were written down, on its Nuevo Milenio property in Mexico.  The Company has commenced capitalization of costs on the Nuevo Milenio property in Mexico.  A drilling program is planned in the second or third quarter of fiscal 2007.  In Q4 2006, there were no mineral property writedowns.

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

(B)

Liquidity and Capital Resources

Year ended March 31, 2006

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily through private placements to sophisticated investors.  The Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

Current assets increased to $432,366 at March 31, 2006, from $272,923 at March 31, 2005.  The Company would have been unable to meet its current commitments of $466,508 (March 31, 2005 - $138,550) from its current cash balances at March 31, 2006, if the Company had not completed a completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000, shortly after the fiscal 2006 year end.

The market value of investments in marketable securities was $36,686 at March 31, 2006, compared to $33,166 at March 31, 2005.  The marketable securities held are highly volatile.  The book value of these securities is $31,704 (2005 - $31,704).  Investments in shares of ValGold Resources Ltd. and Abitibi Mining Corp. have been written down to the trading price of the common shares on March 31, 2005.  Investments include shares with a book value of $30,796 (March 31, 2005 - $30,796) that are investments in companies with officers and/or directors in common with the Company.  Cream also holds 100,000 shares of Terra Gaia Inc., a private company, at a nominal carrying value of $1.  This investment was written down by $24,999 in fiscal 2006.

Mineral Property Acquisitions and Payments

In fiscal 2005, the Company jointly entered into an agreement to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the same optionees (namely the Company, Sultan, and ValGold), and was under option to BHP Billiton until April 2006.

Under the terms of the agreement the optionees have agreed to make total cash payments of $110,000 ($10,000 paid in total by the optionees) and issue 200,001 common shares (66,667 shares in the capital of each of the optionees) (33,334 issued by the Company) to the optionor over a 36-month period from July 22, 2004.  In addition, the optionees were to incur exploration expenses of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the optionees will be vested with 75% of the Trout Claim Group and enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  Under the terminated BHP Billiton agreement, the cumulative exploration expenses were incurred.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (150,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.

The Lucky Jack option agreement requires the issuance of 200,000 common shares (150,000 issued to date) and payments totalling $110,000 ($30,000 paid) over six years.

The Kootenay Gemstone property agreement requires the issuance of 500,000 common shares (400,000 issued to date) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  A payment of $10,000 payable on February 21, 2005, was deferred to February 21, 2008.

The 100% held Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  Due to financing constraints and exploration of other mineral property interests, in fiscal 2005 the Company wrote down the property by $1,523,030 to a nominal carrying value of $1.  The size of the Nuevo Milenio property has also been reduced by the CMM 1 claims and the remainder of the claims have been reduced in size by approximately 33% to reduce carrying costs on the property, which primarily involves payment of taxes relating to the concessions held.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.

Costs of $59,655 incurred were expensed in the year ended March 31, 2006.  In the third quarter of fiscal 2006, the Company recommenced capitalizing costs on the Nuevo Milenio property due to increasing silver prices, and $107,198 was capitalized to March 31, 2006.

In fiscal 2005, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“CMM”), wrote off costs totalling $472,948 on the Fenix properties in the year ended March 31, 2005.  Costs incurred in the year ended March 31, 2006, of $113,042 were written off in the period of expenditure.

In February 2005, Cream entered into an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc, to acquire an interest in two large exploration licences for diamonds in Sierra Leone, West Africa, subject to government approvals.  The Company earned a 51% interest in the licences by financing US$500,000 in work and issuing 200,000 common shares.  An additional 300,000 common shares and US$300,000 in expenditures earned the Company an additional 19% interest in the licences (for 70% total interest) subsequent to March 31, 2006.  The two licences include the Hima Licence EPL1/94 on the Sewa River and its banks, and an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

A form of joint venture will be constituted between the two parties and each party will contribute to further expenditures on the property in accordance with its interest.  If the optionor is unable to fund its share of joint venture expenditures, Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the optionor's share in the net proceeds of production from the property prior to any other distribution to the optionor.

Expenditures incurred on the Casierra property in fiscal 2006 include the following:  Acquisition costs - $20,241; drilling - $18,172; geological and geophysical - $216,853; site activities - $63,541, and travel and accommodation- $58,838.

In fiscal 2006 Cream entered into an option agreement with W. S. Ferreira Ltd. to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim (the “Wine Property”), located approximately 60 kilometers southeast of Flin Flon, Manitoba.

Cream can earn its interest by making payments totalling $100,000 ($10,000 paid) and issuing 200,000 common shares (50,000 issued) over a 48-month period.  Cream must also incur exploration expenditures on the property totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  Upon completion of its obligations, the property will be subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the property.  Cream will have the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  Acquisition and exploration costs incurred in fiscal 2006 total $34,036.

In summary, in fiscal 2006, Cream incurred cash payments of $31,667 and issued 266,667 common shares for the acquisition of mineral property interests on the Kootenay Gemstone, Goldsmith, Lucky Jack, Trout Claim Group and Wine properties.

Other exploration expenditures in fiscal 2006 include $17,980 on exploration of its British Columbia properties.  This included $1,616 on assays and analysis, $14,110 on geological services and $1,516 on travel and accommodation on the Kaslo, Goldsmith, Kootenay Gemstone and Lucky Jack properties.  Exploration expenditures in Manitoba totalled $2,355 in fiscal 2006.

Cream has no long-term debt.  Cream has several mineral property interests under option, where cash and share payments are required to be made pursuant to the terms of the option agreements.  In the year ended March 31, 2007, cash payments of $93,333 are required to be made, and the issuance of 566,667 common shares is required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $35,000 have been made and 400,000 common shares have been issued.

Capital Resources

In fiscal 2006, the Company completed the following share placements:

i.

On April 18, 2005, the Company completed a private placement of 2,000,000 units at a price of $0.35 per unit.  Each unit was comprised of one common share and one non-transferable share purchase warrant, exercisable at a price of $0.45 until April 18, 2006.  In addition, the Company issued 32,350 finders’ fee units, which were equal to 5% of the total number of units purchased.  The expiry date of the warrants was extended for a one year period, to April 18, 2007.

ii.

ii.

On March 21, 2006, the Company completed a private placement of 2,000,000 units at a price of $0.30 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.40 until March 21, 2008.  Mr. Frank A. Lang, the president, chairman and a director of the Company was the sole placee.

In fiscal 2006, 776,600 stock options were exercised at prices of $0.10 to $0.165 to acquire 776,600 common shares, and   On August 3, 2005, 1,485,000 stock options were granted to directors, officers, employees and consultants at a price of $0.165 per share, expiring August 3, 2010, and 500,000 stock options were granted to an officer and director, at a price of $0.215 per share, with an expiry date of October 28, 2010.

Stock-based compensation of $232,287 in fiscal 2006 relates to the vested portion of stock options granted to directors, officers, consultants and employees, compared to $288,601 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2005.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 109% in fiscal 2006 and 141% in fiscal 2005.

Subsequent to March 31, 2006, 329,000 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $73,650 to the treasury and 65,500 warrants were exercised at $0.45 to provide $29,475 to the treasury.  In addition, a grant of 100,000 stock options was made to a director at a price of $0.50, expiring June 12, 2011.

Subsequent to March 31, 2006, Cream completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for gross proceeds of $1,800,000.  Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 12 months expiring June 1, 2007, at an exercise price of $0.75 per share.  Cash finder’s fees totalling an aggregate of $20,016 were paid.

Insiders of Cream purchased an aggregate 51.2% of the private placement.  Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 units and 242,234 units, respectively, on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 8,869,953 common shares and securities convertible into 2,863,000 common shares of Cream equal in aggregate to approximately 33% of the issued and outstanding common shares of Cream.  The acquisition of 1,000,000 units by Lang Mining and 242,234 units by Dauntless, constitutes an increase to the beneficial holdings of Frank A. Lang of 4.9% of the post closing issued and outstanding common shares of Cream.  Of these securities, Lang Mining holds 3,383,403 common shares and securities convertible into 500,000 common shares of Cream equal in aggregate to approximately 10% of the post closing issued and outstanding common shares of Cream, and Dauntless holds 1,273,254 common shares and securities convertible into 214,117 common shares of Cream equal in aggregate to approximately 3.9% of the post closing issued and outstanding common shares of Cream.

Additionally, Ferdinand Holcapek and Sargent H. Berner, both directors of Cream, purchased 250,000 Units and 45,000 units, respectively, on the same terms as the other subscribers to the private placement.  Post closing, Mr. Holcapek holds or had control or direction over 2,327,037 common shares and securities convertible into 645,000 common shares of Cream equal in aggregate to approximately 7.8% of the post closing issued and outstanding common shares of Cream, and Mr. Berner holds or had control or direction over 213,500 common shares and securities convertible into 332,500 common shares of Cream equal in aggregate to approximately 1.4% of the post closing issued and outstanding common shares of Cream.

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

At March 31, 2006, the following warrants were exercisable:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.45	April 18, 2007
32,350	$0.45	April 18, 2006
1,000,000	$0.40	March 21, 2008
3,032,350

The expiry date of 2,000,000 of the warrants described above was extended from April 18, 2006, to April 18, 2007.

Year Ended March 31, 2005

Investing Activities

In fiscal 2005, the Company jointly entered into an agreement to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the same optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

Under the terms of the agreement the optionees agreed to make total cash payments of $110,000 ($10,000 paid in total by the optionees) and issue 200,001 common shares (66,667 shares in the capital of each of the optionees) to the optionor over a 36-month period from July 22, 2004.  In addition, the optionees were to incur exploration expenses of no less than $5,000 by July 22, 2005, $50,000 cumulative prior to the July 22, 2006, and $250,000 cumulative prior to July 22, 2006.  In exchange for the above cash and share payments, and upon completion of the above exploration expenditures and activities, the optionees will be vested with 75% of the Trout Claim Group and enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

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

Exploration results did not meet the Company’s expectations and as a result the Company has written off the Fenix property by $472,948.  Additional costs incurred on this property subsequent to March 31, 2005, were written off in the first quarter of fiscal 2006, and totalled $113,042.

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

Capital Resources

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

Year ended March 31, 2004

Investing Activities

During the year ended March 31, 2004 (“fiscal 2004”), Cream expended $157,395 on the acquisition and $717,128 on exploration and development costs on the Nuevo Milenio, Raven, Kootenay, Goldsmith, Lucky Jack and Stephens Lake properties.

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

Capital Resources

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

Prior to the closing of the two private placements noted above and due to the Company’s inability to meet its financial commitments, the Company had relied on its major shareholder for financial support.  To improve the working capital position of the Company, 2,209,256 common shares were issued to three related parties at a price of $0.15 per share in the year ended March 31, 2004, in settlement of indebtedness in the amount of $331,388.

Financial Constraints

All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream will continue to have to rely on financing to carry on its proposed exploration programs for fiscal 2007.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize its project exploration to fit within cash availability.  Cream’s primary exploration focus is currently on the Casierra licences in Sierra Leone, the Nuevo Milenio property in Mexico and the Goldsmith and Kootenay Gemstone properties in British Columbia.

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

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  The property was decreased to reduce carrying costs in fiscal 2005.  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2006.  The Company completed a drilling and exploration program in May 2004 and is currently planning a drilling program to commence in the fall of 2006.  Exploration results are detailed in the mineral property section of this annual report.

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

Of Cream’s issued and outstanding shares, there are no shares held in escrow, nor have there been any shares held in escrow in the past five fiscal years.

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

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.  As of the end of the fiscal 2006 year Cream estimates the minimum cost of maintaining its corporate administrative activities at approximately $25,000 per month, based on current levels of activity.  Accordingly Cream’s management estimates that a minimum of $600,000 will be needed to maintain its corporate status and assets over the ensuing two-year period, including minimal exploration and claims related activity.  Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

Cream has made all share and cash commitments on the mineral property interests currently held.  It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Cream will need to raise additional financing to complete its proposed exploration programs for fiscal 2007.  In the event that market conditions prevent Cream from receiving additional external financing if required, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

With respect to its mineral property interests, Cream has planned a $3 million exploration program that will include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property.  This program is contingent on obtaining additional financing.  Cream also has a dredging program planned at a cost of US$300,000 that was delayed from July 2006 until September or October of 2006 due to equipment delivery problems.

Financial Instruments

Cream holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.  Excess funds on hand, over and above planned expenditures are invested in Government of Canada or like debt obligations and other short term cash investments pending the requirement for the funds.

C.

Research and development expenditures, patents and licenses

Cream is a mineral resource expenditure based corporation and accordingly does not have a program of intellectual property development or patenting or licensing issues.

D.

Trend information

As a natural resource exploration company, Cream’s activities are cyclical as metals prices have traditionally been cyclical in nature.  The recent trend for metals prices, however, has been somewhat volatile for gold and silver.

Silver

From a historical perspective Cream has strategically focused its exploration activities on potential silver based prospects.  According to the Silver Institute in Washington. D.C., total silver fabrication demand, led by surging industrial demand, rose to its highest level in 2005 since 2001.  Total silver fabrication rose by 3% in 2005, to 864.4 million ounces (“Moz”), its highest total since 2001.  Industrial fabrication contributed the most to the increase, with its sharp 11% rise (41 Moz) to record levels of 409.3 Moz – growth that has taken its share of total fabrication to 47% from 37% ten years prior.  Indian offtake in industrial fabrication rose an outstanding 58% last year, while Japan experienced a 15% increase in 2005.  China posted an impressive 6% increase in industrial demand to reach 31.8 Moz.  The United States topped 100 Moz.  Electrical and electronics demand, with its 10% rise globally, accounted for much of the industrial category’s growth.

Despite higher silver prices, jewellery and silverware fabrication posted a modest increase in 2005, to 249.6 Moz.  Much of the growth occurred in China and India.  Chinese silver jewellery and silverware demand rose by a stunning 20% in 2005, to 16.4 Moz.  Indian fabrication for this category rose by 8.5% to 48.9 Moz in 2005 while North America experienced its fourth successive year of growth.

Photographic demand decreased by 9% or just over 16 Moz last year, to 164.8 Moz.  The bulk of the decline came from a reduction in the output of color film.  Photographic demand accounted for just 19% of fabrication demand in 2005.

Coins and metal fabrication demand fell by 4% in 2005.  Despite higher fabrication in the U.S. and Germany, lower minting in a number of European countries, together with some weakness in China, resulted in the slip.

Strong growth in Mexico and Australia pushed global silver mine production to a record high in 2005, reaching 641.6 Moz, with Peru, Mexico, Australia, China and Chile the top five silver mining countries in 2005,  Last year, silver generated at primary mines increased by 8%, to reach 188.2 Moz, representing 29% of global silver production.

Supply of silver from above-ground stocks rose marginally to 222.8 Moz in 2005.  The rise was due to higher producer hedging, scrap supply and government sales. Total scrap supply is estimated to have provided the market with 187.3 Moz of silver in 2005, inching up only 3% from 2004, despite the much stronger silver price.  Net government sales crept up to 68.0 Moz in 2005, a 1.5 Moz increase over 2004.  The share of total supply from government sales stood at 7% in 2005.  The marginal growth of government sales in 2005 was the result of sales from India, which announced in 2004 that it would commence sales from its government stocks in 2005.  Sales from

China and Russia continued in 2005, however, last year was the first year since 1999 when China did not account for the bulk in government sales.

To document these and other market fundamentals, each year the Silver Institute words with GFMS Limited, of London, a leading research company, to prepare and publish an annual report of worldwide silver supply and demand trends, with special emphasis on key markets and regions.  This annual survey also includes current information on prices and leasing rates, mine production, investment and fabrication.  The silver price has increased from an average of US$4.95 per ounce in 2000 to US$7.31 per ounce in 2005.

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

Diamonds

The marketability of diamonds acquired or discovered by the Company may be affected by numerous factors that are unpredictable and beyond the Company's control. These factors include market fluctuations, the proximity and capacity of processing and facilities and the performance of processing equipment.  Other potential factors are government regulations, including those related to royalties, allowable production, importing and exporting of diamonds, requirements for "value added" processing of rough diamonds in a country and environmental protection. Any one or more of these factors may result in the Corporation not receiving an adequate return of investment capital.

The mining industry, in general, is competitive. Accordingly, there is no assurance that, even if commercial quantities of diamonds are discovered, a profitable market will exist for the sale of the diamonds produced. Factors beyond the control of the Company may affect the marketability of any diamonds or other minerals discovered. Pricing is affected by many factors beyond the Company’s control including international economic and political trends, global or regional consumption and demand patterns, currency exchange rates, increased production and the influence of the world's major diamond producing companies. There is no assurance that the price of diamonds recovered will be such that they can be mined at a profit.  Pricing is affected by numerous factors beyond the Company's control such as international economic and political trends, global or regional consumption and demand patterns, increased production and the influence of the world’s largest diamond producer, De Beers Consolidated Mines Ltd.

The diamond market is dominated by a small number of major suppliers, most notably the Diamond Trading Corporation (a subsidiary of De Beers Consolidated Mines Ltd. ("De Beers")).  There is no quoted market for diamonds, sale prices are typically kept confidential and the small number of major suppliers can affect the prices for which rough diamonds may be sold.

E.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

The Company has no long-term obligations.  All mineral option payments and share issuances are at the option of the Company, and are made pursuant to the option agreements, and upon exploration results that warrant additional work.  The following table summarizes the Company’s option payments that may be made at the option of the Company, on its mineral property interests at March 31, 2006:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total

Kootenay Gemstone Property option	$ 30,000	$ 40,000	$ 20,000	$ --	$ --	$ --	$ 90,000
Goldsmith Property option	15,000	20,000	20,000	20,000	20,000	--	95,000
Lucky Jack option	20,000	20,000	20,000	20,000	--	--	80,000
Trout Lake property option	13,333	13,333	--	--	--	--	26,666
Wine Property option	15,000	40,000	40,000	--	--	--	95,000
	$ 93,333	$ 133,333	$ 100,000	$ 40,000	$ 20,000	$ --	$ 386,666

(1)

Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Cream’s rights to a particular property.

G.

Safe harbour

Refer to Page 3 - “Cautionary statement Regarding Forward-Looking Information.”

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company
Frank A. Lang, President Chairman, President, Chief Executive Officer and Director	Emgold Mining Corporation, Sultan Minerals Inc., ValGold Resources Ltd.; Aurizon Mines Ltd., Acrex Ventures Ltd., Abington Ventures Inc., Altima Resources Ltd.	Chairman, President and Chief Executive Officer, Cream Minerals Ltd.
Arthur G. Troup Vice President, Exploration and Director	Sultan Minerals Inc.; Acrex Ventures Ltd. and Altima Resources Ltd.	President, Sultan Minerals Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	Director General and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000
Sargent H. Berner Director	ValGold Resources Ltd.; Emgold Mining Corporation, Aurizon Mines Ltd., Sultan Minerals Inc., Titan Logix Corp. and Arrabbiata Capital Corp.	Businessman
Robin H. Merrifield Director	None	Senior Vice President and Chief Financial Officer, Urasia Energy Ltd.
C. Douglas Lang	None	Business consultant since 2005

Shannon M. Ross CFO and Corporate Secretary	Arrabbiata Capital Corp." Golden Pacific Capital Corp.	Chief Financial Officer of ValGold Resources Ltd., Sultan Minerals Inc., and Emgold Mining Corporation

Frank A. Lang, P.Eng., Chairman, President, Chief Executive Officer and Director has been President of the Company from 1966.  Mr. Lang is also Chairman of Sultan Minerals Inc.  Prior to working full time in the mining industry, Mr. Lang was an industrial sales engineer with BC Hydro.  Frank Lang has been involved in the operation and financing of junior resource companies for over 30 years.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practised corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006.  He is a consultant to LMC Management Services Ltd., which provides management and administrative and other services to the Company.

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

Robin Merrifield, Director since 2004, was a business consultant from 2001 to 2006.  Since July 2006 he has been the Seniro Vice President and Chief Financial Officer of Urasia Energy Ltd.  From 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

C. Douglas Lang is a Certified General Accountant who obtained his professional designation while employed with the City of Campbell River.  His position with the City was that of Chief Financial Officer (1991 to 2005) and he regularly managed complex annual budgets in excess of $60 million.  Under Mr. Lang’s stewardship the City twice received the Canadian Award for Financial Reporting.  He presently serves as a director and held the position as board chair (2005/06) of Coastal Community Credit Union.  The Credit Union has assets of $1.3 billion dollars and employs over 500 people.  He has also been a member of their Audit and Finance Committee.  He is currently working as an independent consultant for local governments in British Columbia and has done consulting work for the junior mining industry.

Shannon M. Ross, CA, has been the Chief Financial Officer and Corporate Secretary of the Company since 2000, and is also the Chief Financial Officer and Corporate Secretary for Sultan Minerals Inc, Emgold Mining Corporation and ValGold Resources Ltd., public companies sharing office premises.  From June 2001 to March 2004 she was the Chief Financial Officer for Northern Orion Resources Inc.  From 1991 to 1999, Ms Ross was with the Hunter Dickinson Group of companies, and held the position of Controller and other positions during that period.  She was Controller of Dia Met Minerals Ltd. for a period in 1999.  Shannon holds a Bachelor of Commerce degree from the University of Alberta, and is a registered Chartered Accountant (CA) in British Columbia.  Ms Ross spends approximately 15% to 20% of her time on the affairs of the Company.

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

B.

Compensation

Stock option plan

Cream has no arrangements, standard or otherwise, pursuant to which directors are compensated by Cream or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year, except for amounts paid from time to time to LMC Management Services Ltd. in reimbursement for consulting services provided by Sargent Berner.  Stock options are a significant component of the compensation received by the directors and serve to provide incentive to such individuals to act in the best interests of Cream and its shareholders.  Cream has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.  Cream granted stock options to its directors, officers and employees during the most recently completed financial year.  The purpose of granting such options is to assist Cream in compensating, attracting, retaining and motivating the Directors of Cream to closely align the personal interests of such persons to that of the shareholders.

The purpose of the Plan is to allow Cream to grant options to directors, officers, employees and service providers, as an incentive to continue to serve, and as an opportunity to participate in the profitability of Cream.  The granting of such options is intended to align the interests of such persons with that of Cream.  Options are exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to the Cream or its subsidiaries.  At March 31, 2006, and at August 3, 2006, the maximum number of Common Shares which may be issued pursuant to options previously granted and granted under the Plan is 6,405,655, or such additional amounts as may be approved from time to time by shareholders of Cream.  A total of 3,835,400 stock options are outstanding as of August 31, 2006, and 4,238,300 were outstanding at March 31, 2006.

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

Option Grants During the Most Recently Completed Financial Year

At August 31, 2006, the Company’s current option plan allows for the issuance of 6,405,655 stock options.  There were 1,985,000 options granted during the year ended March 31, 2006.  Subsequent to March 31, 2006, 329,000 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $73,650 to the treasury and 65,500 warrants were exercised at $0.45 to provide $29,475 to the treasury.  In addition, subsequent to March 31, 2006, a grant of 100,000 stock options was made to a director at a price of $0.50, expiring June 12, 2011, leaving the allowable remaining to be issued under the current plan at 6,405,655.  At the Company’s Annual General Meeting held on September 20, 2006, the number of shares allowable under the plan was increased to 7,717,488.  The plan allows for a vesting period of all options granted under the plan as follows: 25% on grant, and 25% every six months thereafter.  There are no changes to be made to the terms of the stock option plan.  The Plan provides that the number of common shares under the Plan, together with all of Cream’s other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding common shares.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis.

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

Stock Options Outstanding

(at August 31, 2006)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Cream and Subsidiaries

Frank A. Lang Chairman, President and Chief Executive Officer and Director	170,000	0.15	April 26, 2002	April 26, 2007
	100,000	0.54	December 18, 2003	December 18, 2008
	500,000	0.215	October 28, 2005	October 28, 2010
	770,000
Arthur G. Troup	75,000	0.15	April 26, 2002	April 26, 2007
Vice President Exploration and	100,000	0.54	December 18, 2003	December 18, 2008
Director	100,000	0.30	October 6, 2004	October 6, 2009
	120,000	0.165	August 3, 2005	August 3, 2010
	395,000
Shannon M. Ross	50,000	0.15	April 26, 2002	April 26, 2007
Chief Financial Officer and	100,000	0.54	December 18, 2003	December 18, 2008
Corporate Secretary	120,000	0.165	August 3, 2005	August 3, 2010
	270,000
Sargent H. Berner	85,000	0.15	April 26, 2002	April 26, 2007
Director	100,000	0.54	December 18, 2003	December 18, 2008
	125,000	0.165	August 3, 2005	August 3, 2010
	310,000
Ferdinand Holcapek	100,000	0.54	December 18, 2003	December 18, 2008
Director and Sole Administrator,	116,100	0.30	October 6, 2004	October 6, 2009
Cream Minerals de Mexico, S.A.	30,000	0.165	August 3, 2005	August 3, 2010
de C.V.	246,100
Robin Merrifield	150,000	0.30	October 6, 2004	October 6, 2009
Director	120,000	0.165	August 3, 2005	August 3, 2010
	270,000
C. Douglas. Lang	100,000	0.50	June 12, 2006	June 12, 2012
Director	100,000
Total Directors/Officers (7 persons)	2,361,100
Total Employees/Consultants (17 persons)	1,474,300	$0.15 to $0.54	April 26, 2002 to August 3, 2005	April 26, 2007 to August 3, 2010

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Total Directors/Officers/ Employees/ Consultants	3,835,400

There were 776,600 stock options exercised in fiscal 2006.  In the year ended March 31, 2006, 1,985,000 stock options were granted at prices ranging from $0.165 to $0.50 to consultants and directors.  In the five months ended August 31, 2006, 329,000 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $73,650 to the treasury and 65,500 warrants were exercised at $0.45 to provide $29,475 to the treasury.

During Cream’s financial year ended March 31, 2006, the aggregate direct remuneration paid or payable to Cream’s directors and senior officers by Cream and its subsidiaries, all of whose financial statements are consolidated with those of Cream, was $168,702.  This figure includes $30,000 paid to Lang Mining Corporation, $59,138 paid to the director and sole administrator of Cream Minerals de Mexico, S.A. de C.V. and $32,049 paid to the officers of Cream, other than the fees paid to the President and Chief Executive Officer and the sole administrator of the Company.  The portion of remuneration received through LMC Management Services Ltd., which is attributable to Cream’s affairs totalled $32,049 for the year ended March 31, 2006.

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

The compensation paid to each of the Named Executive Officers during Cream’s three most recently completed financial years ended March 31, is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary Bonus Other Annual ($) ($) Compensation ($)			Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang, President and Director	2006	Nil	Nil	30,000	750,000	Nil	Nil	Nil
	2005	Nil	Nil	30,000	Nil	Nil	Nil	Nil
	2004	Nil	Nil	30,000	100,000	Nil	Nil	Nil
Arthur G. Troup Vice President Exploration and Director	2006	9,493	Nil	Nil	120,000	Nil	Nil	Nil
	2005	15,200	Nil	Nil	100,000	Nil	Nil	Nil
	2004	6,653	Nil	Nil	100,000	Nil	Nil	Nil
Ferdinand Holcapek Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. and Director	2006	59,138	Nil	Nil	120,000	Nil	Nil	Nil
	2005	106,572	Nil	Nil	200,000	Nil	Nil	Nil
	2004	77,694	Nil	Nil	100,000	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2006	22,556	Nil	Nil	120,000	Nil	Nil	Nil
	2005	16,930	Nil	Nil	Nil	Nil	Nil	Nil
	2004	7,069	Nil	Nil	100,000	Nil	Nil	Nil

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers and directors exercised the following stock options in respect of Cream’s shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable*	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang and Dauntless Developments Ltd.	386,600	19,681	395,000/375,000	101,025/114,375
Ferdinand Holcapek	Nil	Nil	310,000/110,000	54,300/32,300
Sargent H. Berner	65,000	5,525	247,500/62,500	53,638/22,187
Arthur G. Troup	75,000	6,375	310,000/85,000	49,050/26,800
C. Douglas Lang	Nil	Nil	Nil	Nil
Robin Merrifield	Nil	Nil	172,500/97,500	46,050/29,550
Shannon M. Ross	100,000	8,500	210,000/60,000	39,800/21,300

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

Securities Held by Insiders

As at August 31, 2006, the directors and officers of Cream held as a group, directly and indirectly, ownership or control of 18,570,281 fully diluted common shares (39.49%).  To the knowledge of the directors and officers of Cream, as at such date, there were no persons exclusive of Frank A. Lang holding more than 10% of the issued common shares.

C.

BOARD PRACTICES

All directors were re-elected at the September 20, 2006, annual general meeting and have a term of office expiring at the next annual general meeting of Cream to be held in September 2007.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act I the best interest to the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Robin Merrifield was appointed to the Board as an independent director.  There are six directors.  Frank Lang, Arthur Troup and Fred Holcapek are related due to holding an executive position with the Company, or a subsidiary.  Mr. Holcapek also receives consulting fees.  Sargent Berner was formerly an associate counsel at DuMoulin Black, the Company’s legal counsel, and was related until April1, 2006. He currently receives consulting fees for services through a private company, Kent Avenue Consulting Ltd.  C. Douglas Lang is an unrelated director.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony, or misdemeanor involving a security or in any aspect of the securities business of theft or of any felony.  Belmoral Mines Limited, of which Frank a. Lang was a director, was subject to a cease-trade order as of September 17, 1980, subject to the submission of overdue documentation, which was revoked on October 6, 1980.

There are no director’s services contracts with the Company providing for benefits upon termination of employment.  Emgold and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement, change of control) or in the event of a change in control.  There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.  Other than as disclosed in related party transactions, and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
Frank A. Lang	President Chief Executive Officer Director	October 12, 1966 September 25, 2002 October 12, 1966
Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	October 10, 2001 December 1999
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 September 25, 1997
C. Douglas Lang	Director	May 30, 2006
Robin Merrifield	Director	September 21, 2004
Sargent H. Berner	Director	January 23, 1996
Shannon M. Ross	Chief Financial Officer and Corporate Secretary	January 31, 2000

Audit Committee

Robin Merrifield, C. Douglas Lang, and Sargent H. Berner are the current members of Cream’s audit committee.  The audit committee is elected annually by the directors of Cream at the first meeting of the board held after Cream’s annual general meeting.  Its primary function is to review the financial statements of Cream before they are submitted to the board for approval.  The audit committee is also available to assist the board if required with matters relating to the appointment of Cream’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.  Mr. C. Douglas Lang was appointed to the audit committee in addition to Mr. Berner and Mr. Robin Merrifield in June 2006, to replace Arthur G. Troup.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Messrs. Troup, Berner, Lang and Merrifield.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, and appropriate candidates for nomination to the board and for evaluating the performance of the board.

D.

EMPLOYEES

At March 31, 2006, Cream had no employees in its head office and contracts staff on an as needed basis.  Cream’s functions are primarily administered through LMC Management Services Ltd. (“LMC”) (see Item 7).  CMM, Cream’s subsidiary in Mexico has less than five employees.

E.

SHARE OWNERSHIP

Common Shares (fully diluted) at August 31, 2006

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
Frank A. Lang	8,220,580/5,375,724 (1)	28.92%
Ferdinand Holcapek	2,922,037/0(2)	6.21%
Arthur G. Troup	587,400/121,000(3)	1.51%
C. Douglas Lang	152,540/0(4)	0.32%
Robin Merrifield	270,000/0(5)	0.57%
Sargent H. Berner	546,000/0(6)	1.16%
Shannon M. Ross	375,000/0(7)	0.80%
	13,073,557/5,496,724	39.49%

*Based on 47,021,243 shares outstanding as of August 31, 2006, including stock options and warrants that were exercisable on that date.

(1)

Of these shares, 770,000 represent stock options in the name of Frank A. Lang, and 2,000,000 warrants in the name of Frank Lang.  Of the indirect ownership, 4,950 are in the name of Mark Management Ltd., 1,487,371 are held in the name of Dauntless Developments Ltd., and 3,883,403 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(2)

Of these shares, 246,100 represent stock options and 225,000 represent warrants.

(3)

Of these shares, 395,000 represent stock options.  The common shares held indirectly are in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(4)

Of these shares, 100,000 represent stock options.

(5)

Of these shares, 270,000 represent stock options.

(6)

Of these shares, 310,000 represent stock options.

(7)

Of these shares, 270,000 represent stock options.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Cream’s securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of August 31, 2006, Cream had authorized an unlimited number of common shares without par value of which 38,751,343 were issued and outstanding.

As of August 31, 2006, the only registered holders of 5% or more of the common shares of Cream were Frank Lang with 5,450,580 common shares held directly and 4,661,607 common shares held indirectly, and Ferdinand Holcapek with 2,450,937 common shares held directly.  All other known shareholders with greater than 5% are brokerage clearing houses.

As of August 31, 2006, directors and officers of Cream as a group (seven persons) owned or controlled an aggregate of 13,247,564 common shares (34.19%) of Cream, or 18,570,281 common shares (39.49%) on a fully diluted basis.

Under the British Columbia Securities Act insiders (generally officers, directors, holders of 10% or more of Cream's shares) are required to file insider reports of changes in their ownership 10 days following a trade in Cream's securities.  Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, P.O. Box 10142 Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia, Canada,
V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of August 31, 2006, there were 316 registered shareholders of record holding a total of 38,751,343 common shares of Cream.  To the best of Cream’s knowledge there were 120 registered shareholders of record with registered addresses in Canada, 188 shareholders of record with registered addresses in the United States and 8 shareholders of record with registered addresses in other countries holding approximately 36,684,404 (94.67%),

1,515,553 (3.91%) and 551,386 (1.42%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2006, except as noted below.

Casierra Acquisition

In fiscal 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream had the option to earn up to a 70% interest in the property by completing the following exploration expenditures and making the following share issuances:

The Company has earned an undivided 51% interest in the property by issuing a total of 200,000 common shares and incurring exploration costs of not less than US$500,000 by March 16, 2006.

An additional 19% undivided interest was acquired by the issuance of an additional 300,000 common shares in June 2006, and by completing an additional US$300,000 in exploration expenditures by March 16, 2007, which were incurred.  A joint venture is to be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia

Management Agreements

Frank A. Lang and Lang Mining Corporation

On January 1, 2003, the Company commenced paying a management fee of $2,500 per month to Lang Mining Corporation (“Lang Mining”) for the services of Frank A. Lang.  Lang Mining is a private company of which Frank A. Lang is the President, a Director and a major shareholder.  These services are not provided by LMC Management Services Ltd. (“LMC”).  The fee paid to Lang Mining was increased to $5,000 per month effective April 1, 2006.

LMC Management Services Ltd., Administration and Services Agreement

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of working capital is required to be on deposit with LMC under the terms of the services agreement.  LMC does not retain any profits in connection with the services provided by it.  All transactions are conducted in an arms-length manner.

During the years ended March 31, 2006, 2005 and 2004, $244,149, $186,603 and $123,623 were paid to LMC, respectively.  These totals include salaries and benefits and full cost recoveries.

Other Related Party Transactions in the Three Years Ended March 31, 2006

Consulting fees of $7,500 (2005 - $Nil; 2004 - $Nil) were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$2,000 per month for administrative services and US$250 per day for geological services, for a total of $59,138 (2005 - $106,572; 2004 - $77,694).

Legal fees of $13,895 (2005 - $32,773, 2004 - $32,048) were paid to DuMoulin Black, Barristers and Solicitors during the year ended March 31, 2006.  A director of the Company was an associate counsel of the law firm to April 1, 2006.

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan and ValGold, companies with directors and management in common with the Company.  The Company also holds interests in the Stephens Lake Property jointly with Sultan and ValGold.

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements”.  The consolidated financial statements as required are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan and Company, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

Legal Proceedings

Cream is not involved in any litigation or legal proceedings and to Cream’s knowledge no material legal proceedings involving Cream or its subsidiary are to be initiated against Cream.

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

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

1.

Trading Markets

The tables below list the high and low prices for common shares of the Company for the past three years and for the current fiscal year to August 31, 2006:

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Month ended
August 31, 2006	0.58	0.46	470,000
July 31, 2006	0.57	0.47	354,400
June 30, 2006	0.60	0.33	967,000
May 31, 2006	0.80	0.57	3,008,800
April 30, 2006	0.76	0.52	7,780,800
March 31, 2006	0.55	0.35	3,947,200
February 28, 2006	0.45	0.34	841,500
January 31, 2006	0.35	0.25	779,700
December 31, 2005	0.28	0.16	402,800
November 30, 2005	0.21	0.16	215,100
October 31, 2005	0.24	0.18	569,400
September 30, 2005	0.24	0.17	680,500
August 31, 2005	0.19	0.17	241,800
July 31, 2005	0.21	0.16	403,500
June 30, 2005	0.27	0.21	348,400
May 31, 2005	0.32	0.23	128,600
April 30, 2005	0.38	0.29	297,300
March 31, 2005	0.40	0.30	416,200
February 28, 2005	0.38	0.27	411,700
January 31, 2005	0.35	0.27	175,100

By Quarter
Calendar 2005
First Quarter	0.40	0.27	1,003,000
Second Quarter	0.38	0.21	774,300
Third Quarter	0.24	0.16	1,325,800
Fourth Quarter	0.28	0.16	1,187,300

Calendar 2004
First Quarter	0.90	0.44	2,611,200
Second Quarter	0.84	0.32	1,773,800
Third Quarter	0.46	0.27	1,582,600
Fourth Quarter	0.42	0.26	1,332,700

Annual 2004	0.90	0.26	7,300,300
Annual 2003	0.69	0.10	5,060,600
Annual 2002	0.23	0.06	1,540,700

OTCBB: CRMXF – Trading in U.S. Dollars
	High	Low	Volume
	($)	($)
Month ended
August 31, 2006	0.52	0.35	59,400
July 31, 2006	0.51	0.35	107,800
June 30, 2006	0.54	0.30	616,300
May 31, 2006	0.72	0.49	175,300
April 30, 2006	1.01	0.44	551,500
March 31, 2006	0.45	0.29	441,700
February 28, 2006	0.38	0.30	239,100
January 31, 2006	0.38	0.21	220,600
December 31, 2005	0.23	0.14	192,700
November 30, 2005	0.19	0.12	150,500

OTCBB: CRMXF – Trading in U.S. Dollars
	High	Low	Volume
	($)	($)
October 31, 2005	0.22	0.15	86,900
September 30, 2005	0.22	0.14	158,800
August 31, 2005	0.15	0.14	59,700
July 31, 2005	0.19	0.12	246,100
June 30, 2005	0.20	0.15	94,000
May 31, 2005	0.26	0.17	36,200
April 30, 2005	0.29	0.24	78,100
March 31, 2005	0.31	0.25	179,000
February 28, 2005	0.30	0.22	329,900
January 31, 2005	0.30	0.21	53,400

By Quarter
Calendar 2005
First Quarter	0.31	0.21	562,300
Second Quarter	0.29	0.15	208,300
Third Quarter	0.22	0.12	464,600
Fourth Quarter	0.23	0.12	430,100

Calendar 2004
First Quarter	0.67	0.35	857,000
Second Quarter	0.64	0.21	1,125,500
Third Quarter	0.38	0.21	529,500
Fourth Quarter	0.36	0.20	646,100

Annual 2005	0.31	0.12	1,665,300
Annual 2004	0.67	0.20	3,158,100
Annual 2003	0.48	0.05	386,700
Annual 2002	0.19	0.04	184,300

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Cream have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-CMA).  Since October 5, 1999, Cream’s shares have traded on the over-the-counter market (“OTC-BB”) in the United States (symbol-CRMXF.OB).  They also trade on the Frankfurt Exchange under the symbol “DFL”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Cream’s share capital consists of one class of shares, namely common shares without par value, of which there are an unlimited number of shares authorized and 38,751,343 common shares without par value issued and outstanding as of August 31, 2006.  Note 7 of the accompanying audited consolidated financial statements provide details of all share issuances effected by Cream and the issue price per share for the three previous fiscal years.  There are no shares of Cream that are held by or on behalf of Cream.  There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of Cream rank pari passu for the payment of any dividends and distributions in the event of a windup.  A summary of Cream’s dilutive securities (convertible or exercisable into common shares) is as follows:

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

Descriptions of rights, preferences and restriction attaching to each class of shares

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 38,751,343 are outstanding as of August 31, 2006.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Change in Control

Cream has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs.  Cream does not have any agreements which are triggered by a take-over or other change of control, except that a takeover or change if control may result in the vesting of stock options previously granted.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in Cream’s material agreements giving special rights to any person on a change of control.

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

Future capital Calls

The directors of the Company do not have any liability for future capital calls.

C.

Material Contracts

Cream is not party to any material contracts other than those entered into in the ordinary course of business for the two years preceding the date of this document.

D.

Exchange Controls

Cream is incorporated pursuant to the laws of the Province of British Columbia, Canada.  The Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  Any such remittance to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.  See “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Cream on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.  Cream does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Cream’s relatively small capitalization.  Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company’s common shares.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Cream’s Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Cream was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Cream.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Cream was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds Cdn$250 million.  A non-Canadian would acquire control of Cream for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Cream unless it could be established that, on the acquisition, Cream was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Cream will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

i.

an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

ii.

an acquisition of control of Cream in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

iii.

an acquisition of control of Cream by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Cream, through the ownership of the Common Shares, remained unchanged.

E.

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

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

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.  A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Cream’s issued shares of any class or series.  If the shares of Cream constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition.  One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year.  Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years.  It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident.  The withholding tax may be reduced on completion of a Clearance Certificate Request.  If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.  The value of Cream’s common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Cream.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above).  Accordingly, we strongly recommend that holders and prospective holders of common shares of Cream consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Cream, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

Distribution on Common Shares of Cream

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Cream are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Cream has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of Cream, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Disposition of Common Shares of Cream

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Cream equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Cream.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts.  In general, gain or loss on the sale of common shares of Cream will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

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

A.

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

B.

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

C.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Cream appears to have been a PFIC for the fiscal year ended March 31, 2004, and at least certain prior fiscal years.  In addition, Cream may qualify as a PFIC for the fiscal years ending March 31, 2005 and 2006, and may also qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

In order for a U.S. Holder to make (or maintain) a valid QEF election, Cream must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information.  Cream intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Cream.  We strongly recommend that each prospective U.S. Holder consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if a Non-Electing U.S. Holder makes the mark-to-market election after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Cream common shares.  A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Cream as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Cream included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of Cream will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Cream common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.  No view is expressed regarding whether common shares of Cream are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Cream common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  We strongly recommend that each prospective U.S. Holder of Cream consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

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

D.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the head office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1, or on request of Cream at 604-687-4622.  Copies of Cream’s financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com during normal business hours.

I.

Subsidiary Information

Not applicable

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Transaction Risk and currency Risk Management

Cream’s current operations do not employ financial instruments or derivatives. Currently the Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

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

Exchange Rate Sensitivity

The majority of Cream’s exploration operations are in Sierra Leone, with additional exploration being conducted in Mexico and Canada, and its administrative operations are in Canada.  It is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds are usually received in Canadian dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U. S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Exchange losses incurred in fiscal 2006 were $3,141 on $1.0 million in expenditures, a nominal amount.

Interest Rate Risk and Equity Price Risk

Cream has been equity financed and does not have any debt that is subject to interest rate change risks.

Commodity Price Risk

While the value of Cream’s resource properties can always be said to relate to the price of precious metals and the outlook for same, Cream currently does not have any operating mines and hence does not have any hedging or other commodity based risk respecting its operations.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Robin Merrifield is a member of the audit committee of the Company who qualifies as an “audit committee financial expert” based on his education and experience.  Mr. Merrifield is independent, as that term is defined by the rules of the British Columbia Securities Commission.

The Securities and Exchange Commission has indicated that the designation of Robin Merrifield as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management.  The Company’s Code of Ethics is attached as an exhibit to this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2006 (Cdn$)	2005 (Cdn$)
Audit fees	$ 11,400	$ 13,600
Audit-related fee	3,300	--
Tax fees	600	500
All other fees	--	--
Total fees	$ 15,300	$ 14,100

Note:

“Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the United States Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors.  All of the non-audit related services provided by the Company’s audit firm were pre-approved by the audit committee.

During the year ended March 31, 2006, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with Unties States GAAP, except as disclosed in Note 12 to the consolidated financial statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

ITEM 18

FINANCIAL STATEMENTS

Not applicable.  See item 17.

ITEM 19.

EXHIBITS

Financial Statements:

a.

Auditors’ Report on the consolidated balance sheets as at March 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for each of the three years ended March 31, 2006, 2005 and 2004;

b.

Consolidated balance sheets as at March 31, 2006 and 2005;

c.

Consolidated statements of operations and deficit for each of the three years ended March 31, 2006, 2005 and 2004;

d.

Consolidated statements of changes in cash flows for each of the three years ended March 31, 2006, 2005 and 2004;

e.

Notes to the consolidated financial statements.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	CMA 2004 Stock Option Plan, as Amended Sept 20, 2006
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.

Glossary of Geologic and Mining Terms

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

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2006 and 2005

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the three years ended March 31, 2006, 2005 and 2004. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2006 and 2005 and the results of its operations and deficit and its cash flows for each of the three years ended March 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

On July 12, 2006, we reported separately to the shareholders of Cream Minerals Ltd. On the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles, excluding Note 12, Differences Between Canadian and United States generally accepted accounting principles, included in the accompanying financial statements.

Vancouver, Canada

/s/ Morgan & Company

July 12, 2006

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated July 12, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

/s/ Morgan & Company

July 12, 2006

Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

	March 31,	March 31,
	2006	2005

Assets

Current assets
Cash and cash equivalents	$ 398,815	$ 93,084
Taxes recoverable	13,636	7,975
Due from related parties (Note 8)	16,866	162,025
Accounts receivable and prepaid expenses	3,049	9,839
	432,366	272,923

Mineral property interests (Notes 3 and 13)	1,323,978	705,730
Equipment (Note 4)	40,023	58,930
Investments (Note 5)	31,706	56,705
Reclamation and other deposits (Note 6)	32,883	32,883

	$ 1,860,956	$ 1,127,171

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 15,670	$ 24,942
Accounts payable, related parties (Note 8)	450,838	113,608
	466,508	138,550
Shareholders’ equity
Share capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 34,766,276 (2005 – 29,690,659) common shares	18,530,383	17,010,613
Share subscriptions	--	429,217
Contributed surplus	795,881	589,343
Deficit	(17,931,816)	(17,040,552)
	1,394,448	988,621
	$ 1,860,956	$ 1,127,171

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1, 3, 7 and 15)

See accompanying notes to consolidated financial statements.

Approved by the Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations and Deficit

	For the years ended March 31,
	2006	2005	2004

Expenses
Amortization	$ 6,443	$ 8,536	$ --
Foreign exchange losses	3,141	13,958	10,949
Legal, accounting and audit	26,642	58,787	41,717
Management and consulting fees	37,500	30,000	30,000
Office and administration	133,781	90,536	40,086
Property investigation costs	--	25,193	1,042
Salaries and benefits	84,795	64,855	33,056
Shareholder communications	190,246	114,625	85,342
Stock-based compensation	232,287	288,601	216,328
Travel and conferences	49,139	25,673	21,199
Write-down of investments	24,999	12,191	--
Write-down of mineral property interests	172,697	1,995,978	12,573
(Recovery)/write-down of value added tax	(69,841)	91,411	--
Interest	(565)	(5,341)	(1,423)

Loss for the year	(891,264)	(2,815,003)	(490,869)

Deficit, beginning of year	(17,040,552)	(14,225,549)	(13,734,680)

Deficit, end of year	$ (17,931,816)	$ (17,040,552)	$ (14,225,549)

Loss per common share	$ (0.03)	$ (0.10)	$ (0.02)

Weighted average number of common shares outstanding – basic and diluted	32,188,964	28,765,766	23,188,307

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2006	2005	2004

Cash provided by (used for)

Operating Activities
Loss for the year	$ (891,264)	$ (2,815,003)	$ (490,869)
Items not affecting working capital
Amortization	6,443	8,536	--
Stock-based compensation	232,287	288,601	216,328
Write-down of mineral property interests	172,697	1,995,978	12,573
Write-down of investments	24,999	12,191	--
Changes in non-cash working capital
Taxes recoverable	(5,661)	60,744	(57,639)
Accounts receivable and prepaid expenses	6,790	10,730	(16,069)
Accounts payable and accrued liabilities	(9,272)	(1,035)	15,819
	(462,981)	(439,258)	(319,857)
Investing activities
Mineral property interests
Acquisition costs	(40,147)	(67,814)	(67,895)
Exploration and development costs	(471,547)	(982,996)	(684,844)
Advances to related party	(16,866)	(162,025)	--
Reclamation and other deposits	--	(16,381)	--
Equipment	(4,918)	(56,966)	(10,500)
	(533,478)	(1,286,182)	(763,239)
Financing activities
Share subscriptions received	--	429,217	--
Due to/from related parties	337,230	(76,495)	29,219
Issuance of shares	964,960	285,750	2,225,208
	1,302,190	638,472	2,254,427

Cash and cash equivalents
Increase (decrease) during the year	305,731	(1,086,968)	1,171,331
Balance, beginning of year	93,084	1,180,052	8,721

Balance, end of year	$ 398,815	$ 93,084	$ 1,180,052

Supplementary information
Stock-based compensation in mineral property interests	$ 6,679	$ 61,208	$ 32,285
Contributed surplus recognized on option exercise	$ 32,428	$ 8,102	$ 13,832
Issuance of shares for mineral property interests	$ 93,165	$ 200,083	$ 89,500
Issuance of shares for settlement of debt	$ --	$ --	$ 331,388
Issuance of shares for finance and agent’s fee	$ 11,323	$ --	$ 81,425

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties.

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

The Company had a loss of $891,264 for the year ended March 31, 2006, and the Company had a working capital deficiency as at March 31, 2006, of $34,142, with an accumulated deficit of $17,931,816.  (See Note 15 – “Subsequent Events”)

The Company has capitalized $1,323,978 (2005 – $705,730) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $93,333 and issue 566,667 common shares in fiscal 2007 to maintain the mineral property interests held at March 31, 2006, or acquired since that date.  Subsequent to March 31, 2006, cash payments of $35,000 have been made and 400,000 common shares have been issued.

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

For the years ended March 31, 2006, 2005 and 2004

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

Management of the Company periodically reviews the recoverability of the capitalized mineral property interests.  Management considers various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned, then the deferred costs are written-off, or if its carrying value has been impaired, then the deferred costs are written down to fair value.

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

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative costs and property investigation costs, where a property interest is not acquired, are expensed as incurred.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

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

In the future, the Company may issue flow-through shares to finance its exploration activities.  Such shares are issued for cash in exchange for the Company transferring tax benefits arising from an equal dollar amount of exploration expenditures to the purchasers of the flow-through shares.  In accordance with CICA Handbook Section 3465 – Income Taxes, the Company reduces the carrying value of the shares by the tax effect of the tax benefits renounced to the subscribers.

(h)

Asset retirement obligations

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook section 3110, “Asset Retirement Obligations” which requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to it present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

It is possible that the Company’s estimates of its asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or cost estimates.  Changes in estimates are accounted for prospectively from the period the estimate is revised.

At March 31, 2006, the Company has only performed exploratory work on its mineral properties, and has no unfulfilled legal obligations for reclamation.  As such, no provision for reclamation activities has been made in these financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

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

(k)

Loss per common share

Loss per common share has been calculated using the weighted average number of common shares outstanding for the year.  The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

(l)

Variable interest entities

The Canadian Institute of Chartered Accountants issued Accounting Guideline 15, “Consolidation of Variable Interest Entities” to provide accounting guidance related to variable interest entities (“VIE’s”).  Accounting Guideline 15 indicates that VIE’s are required to be consolidated by the primary beneficiary.  The Company adopted Accounting Guideline 15 effective April 1, 2005, and has determined that it has no VIE’s.

3.

Mineral property interests:

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or under option are disclosed in Note 13.

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

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(a)

Kaslo Silver Property, Kaslo, British Columbia, Canada (continued)

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

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, which was located by the Company.  The property was written down by $1,523,030 to a nominal carrying value of $1.  Carrying costs are again being capitalized as exploration has resumed on the property.  Costs incurred to September 30, 2005, of $59,655 were expensed before exploration resumed on the property.

(c)

Fenix Property, Nayarit, Mexico

In fiscal 2005, the Company, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V., entered into an option to purchase agreement to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.  Exploration results did not meet the Company’s expectations, and as a result, acquisition and exploration costs totalling $472,948 were written off by the Company in the year ended March 31, 2005.  Additional exploration costs of $113,042 incurred in the year ended March 31, 2006, have been written off.

(d)

Other Canadian properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (400,000 issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(d)

Other Canadian properties (continued)

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (150,000 issued) and cash payments totalling $110,000 ($15,000 paid) over six years.  In April 2006, an additional cash payment of $15,000 was made, and an additional issuance of 50,000 common shares was made.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (150,000 issued) and payments totalling $110,000 ($30,000 paid) over six years.  In April 2006, an additional 50,000 common shares were issued and an additional payment of $20,000 was made pursuant to the option agreement.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.

(e)

 Manitoba Properties, Manitoba

(i)

Stephens Lake Property, Manitoba

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in Mineral Exploration Licence Numbers 64, 65 and 66 totalling 92,194 hectares of mineral property and an additional 81,824 hectares staked to the north and contiguous with the initial claims for a total of 174,018 hectares (“the Stephens Lake property”).

In February 2004, the Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton").  Under the terms of the agreement, the Companies granted to BHP Billiton two options to acquire up to a 70.0% undivided interest in the Stephens Lake property.

Subsequent to March 31, 2006, the Companies received the Stephens Lake property back from BHP Billiton.  This includes the Trout Claim Group described below.

In July 2004, the Company jointly agreed with Sultan and ValGold to option two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (33,334 common shares of the Company issued to date)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements have been recorded as a reduction in the cost of the Trout claims.  In addition, the Companies were to jointly incur exploration expenses of no less than $250,000 prior to July 22, 2007, all of which may have been incurred on the Companies’ behalf by BHP Billiton.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

3.

Mineral property interests (continued):

(e)

 Manitoba Properties, Manitoba (continued)

(ii)

 Wine Claims, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometers southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $100,000 ($10,000 paid) and issuing 200,000 common shares (50,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(f)

Casierra Diamond Licences, Sierra Leone

The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”), (See Note 8 (c)), to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

Initially, the Company has the right to earn an undivided 51% interest in the licences by issuing a total of 200,000 common shares, comprised of 100,000 common shares issued on March 16, 2005, and by issuing 100,000 common shares within 12 months which have all been issued.  Exploration costs of not less than US$500,000 were to be incurred on the licences by March 16, 2006, which were also incurred.

Secondly, the Company could acquire an additional 19% undivided interest by the issuance of an additional 300,000 common shares by March 16, 2007, and by completing an additional US$300,000 in exploration expenditures by March 16, 2007.  Upon acquisition of its 70% interest, a joint venture will be formed between the parties and each party will contribute to further expenditures on the licences in accordance with its interest.  Subsequent to March 31, 2006, the Company completed the balance of the required exploration expenditures of US$300,000 and the final option payment of 300,000 common shares was made.  As a result, the Company has earned a 70% interest in the licences.

4.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value 2006	Cost	Accumulated Depreciation	Net Book Value 2005
Vehicles	$ 47,907	$ 22,201	$ 25,706	$ 48,820	$ 6,232	$ 42,588
Office equipment	515	145	370	514	--	514
Computer equipment	6,688	3,026	3,662	4,944	1,072	3,872
Field equipment	17,274	6,989	10,285	13,187	1,231	11,956
	$ 72,384	$ 32,361	$ 40,023	$ 67,465	$ 8,535	$ 58,930

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

5.

Investments:

	Number of Shares	Book Value 2006	Book Value 2005
Publicly-traded companies:
ValGold Resources Ltd.	100,000	$30,000	$30,000
Abitibi Mining Corp.	7,000	210	210
Stingray Resources Ltd.	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
		31,704	31,704
Non-public companies:
Terra Gaia Inc.	100,000	1	25,000
LMC Management Services Ltd.	1	1	1
		$31,706	$56,705

The Company wrote down its investment in Terra Gaia Inc. to a nominal value of $1 at March 31, 2006.  The quoted market value of the above listed publicly traded securities as at March 31, 2006, was $36,686 (2005 - $33,166).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies (Note 8).

6.

Reclamation and other deposits:

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

7.

Share capital:

Authorized

Unlimited number of common shares without par value.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Share capital (continued):

Issued and fully paid

	Number of Shares	Amount
Balance, March 31, 2003	19,864,519	$ 13,856,750
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	7,000
Lucky Jack Claims	50,000	7,500
Kootenay Gemstone Property	100,000	75,000
Fractional rounding adjustment	2	--
Corporate finance and agent’s fee	125,240	81,425
Shares issued for debt	2,209,256	331,388
Stock-based compensation	--	13,832
Shares issued for cash
Private placements, less share issue costs	3,900,000	1,828,487
Exercise of warrants	1,422,974	257,446
Stock options exercised	328,000	57,850
Balance, March 31, 2004	28,049,991	16,516,678
Shares issued for mineral property interests and other
Goldsmith Claims	50,000	32,000
Lucky Jack Claims	50,000	38,500
Trout Claim Group	16,667	5,583
Fenix Property	50,000	14,000
Kootenay Gemstone Property	100,000	30,000
Casierra Diamond Licences	200,000	80,000
Stock-based compensation	--	8,102
Shares issued for cash
Exercise of warrants	810,001	240,000
Stock options exercised	364,000	45,750
Balance, March 31, 2005	29,690,659	17,010,613
Shares issued for mineral properties and other
Kootenay Gemstone Property	100,000	37,000
Wine Claims	50,000	19,000
Lucky Jack Claims	50,000	17,500
Finders’ fees	32,350	11,323
Goldsmith Claims	50,000	17,000
Trout Claim Group	16,667	2,667
Stock-based compensation	--	32,427
Shares issued for cash
Private placements, less share issue costs	4,000,000	1,286,343
Stock options exercised	776,600	96,510
Balance, March 31, 2006	34,766,276	$ 18,530,383

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Share capital (continued):

During the year, the Company completed the following share placements:

(a)

On April 18, 2005, the Company completed a private placement of 2,000,000 units at a price of $0.35 per unit.  Each unit was comprised of one common share and one non-transferable share purchase warrant, exercisable at a price of $0.45 until April 18, 2006.  In addition, the Company issued 32,350 finders’ fee units, which were equal to 5% of the total number of units purchased.  The expiry date of the warrants was extended for a one year period, to April 18, 2007.

(b)

On March 21, 2006, the Company completed a private placement of 2,000,000 units at a price of $0.30 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.40 until March 21, 2008.  Mr. Frank A. Lang, the president, chairman and director of the Company was the sole placee.

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 4,750,000 common shares under the plan.  At March 31, 2006, 4,238,300 (2005 – 3,029,900) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2006	2005	2004
Risk free interest rate	3.21%	2.23%	2.23%
Expected life (years)	3.0	3.0	3.0
Expected volatility	109%	141%	131%
Fair value per option granted	$ 0.12	$ 0.24	$ 0.41

The following table summarizes information on stock options outstanding at March 31, 2006:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.15	724,000	1.07 years
$0.30	600,000	3.52 years
$0.54	1,219,300	2.72 years
$0.165	1,195,000	4.35 years
$0.215	500,000	4.58 years

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

7.

Share capital (continued):

Stock options (continued)

A summary of the changes in stock options for the years ended March 31, 2006, 2005 and 2004, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2003	1,987,600	$0.14
Granted	1,230,300	$0.54
Exercised	(303,000)	$0.16
Cancelled	(60,000)	$0.15
Balance, March 31, 2004	2,854,900	$0.31
Exercised	(364,000)	$0.12
Expired and cancelled	(61,000)	$0.34
Granted	600,000	$0.30
Balance, March 31, 2005	3,029,900	$0.33
Exercised	(776,600)	$0.12
Granted	1,985,000	$0.18
Balance, March 31, 2006	4,238,300	$0.30
Exercisable at March 31, 2006	3,133,300	$0.33

Share purchase warrants

As at March 31, 2006, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
2,000,000	$0.45	April 18, 2007
32,350	$0.45	April 18, 2006
1,000,000	$0.40	March 21, 2008
3,032,350

The expiry date of 2,000,000 of the warrants described above was extended from April 18, 2006, to April 18, 2007.  1,200,000 warrants with an exercise price of $0.75 expired unexercised on April 19, 2005.

Subsequent to March 31, 2006, 32,350 warrants exercisable at a price of $0.45 expired unexercised.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

8.

Related party transactions and balances:

Services rendered in the year ended March 31,	2006	2005	2004
LMC Management Services Ltd. (a)	$ 244,149	$ 186,603	$ 123,623
Lang Mining Corporation (b)	30,000	30,000	30,000
Legal fees (d)	13,895	32,773	32,048
Director (e, f)	59,138	106,572	77,694

Balances at March 31,	2006	2005
Balances receivable from:
Casierra project advances (c)	$ 16,866	$ 162,025
Balances payable to:
LMC Management Services Ltd.	$ 903	$ 53,306
Directors	446,935	52,024
Legal fees	3,000	8,278
	$ 450,838	$ 113,608

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

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provides management services at a rate of $2,500 per month.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Legal fees were paid to a law firm of which Sargent H. Berner, a director, was an associate counsel until April 1, 2006.

(e)

Consulting fees of $7,500 were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

(f)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$2,000 per month for administrative services and US$250 per day for geological services, for a total of US$44,210.

(g)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake Property jointly with Sultan and ValGold.

(h)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

(i)

The private placement of 2,000,000 units at $0.30, as described in Note 7, was subscribed to entirely by Frank A. Lang, the president and chairman of the Company.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

9.

Financial instruments:

The Company’s financial instruments are comprised of cash and cash equivalents, taxes recoverable and accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.

10.

Segmented information:

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2006	Canada	Mexico	Sierra Leone	Total
Current assets	$ 366,868	$ 65,498	$ --	$ 432,366
Mineral properties and deferred costs	651,599	107,198	565,181	1,323,978
Equipment	2,047	12,926	25,050	40,023
Investments	31,706	--	--	31,706
Reclamation and other deposits	32,883	--	--	32,883
Total Assets	$ 1,085,103	$ 185,622	$ 590,231	$ 1,860,956

2005	Canada	Mexico	Sierra Leone	Total
Current assets	$ 98,684	$ 12,214	$ 162,025	$ 272,923
Mineral properties and deferred costs	518,193	1	187,536	705,730
Equipment	2,787	23,081	33,062	58,930
Investments	56,705	--	--	56,705
Reclamation and other deposits	32,883	--	--	32,883
Total Assets	$ 709,252	$ 35,296	$ 382,623	$ 1,127,171

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

11.

Income taxes:

The income taxes shown in the consolidated statements of earnings and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before income taxes due to the following:

	2006	2005	2004
Loss for the year	$ 891,264	$ 2,815,003	$ 490,869
Statutory tax rate	34.50%	35.62%	37.62%
Expected income tax recovery	307,442	1,002,704	184,665
Non-deductible differences	(75,714)	(551,743)	(21,311)
Other	(5,124)	(20,895)	(76,452)
Unrecognized tax losses	(226,604)	(430,066)	(86,902)
Income tax provision	--	--	--

The significant components of the Company’s future tax assets are as follows:

	2006	2005	2004

Operating losses carried forward	$ 1,197,390	$ 1,304,513	$ 1,043,579
Resource deductions	1,870,169	2,237,356	1,712,807
Share issue costs	27,866	51,724	54,628
	3,095,425	3,593,593	2,811,014
Valuation allowance for future tax assets	(3,095,425)	(3,593,593)	(2,811,014)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,692,000 that may be available for tax purposes.  The losses expire as follows:

Expiry Date	$
2007	459,000
2008	370,000
2009	278,000
2010	270,000
2014	405,000
2015	424,000
2026	486,000
Total	2,692,000

The Company has resource pools of approximately $6,805,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

In addition, the Company has Mexican non-capital losses carried forward of approximately $996,000 that are available to offset future taxable income, expiring at various dates over the next ten years.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

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

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2006	2005	2004
Loss in accordance with Canadian GAAP	$ (891,264)	$ (2,815,003)	$ (490,869)
Deduct:
Net exploration expenditures for the period (i)	(484,936)	(256,524)	(717,128)
Add:
Write-down of publicly-traded securities	--	12,191	--
Deferred exploration costs written off during the year that would have been incurred and expensed in a prior period (i)	---	1,137,763	--
Loss in accordance with US GAAP	(1,376,200)	(1,921,573)	(1,207,997)
Comprehensive income (loss)	3,520	(24,857)	24,688
Comprehensive loss under US GAAP	$ (1,372,680)	$ (1,946,430)	$ (1,183,309)
Loss per share US GAAP	$ (0.04)	$ (0.07)	$ (0.05)
Comprehensive loss under US GAAP	$ (0.04)	$ (0.07)	$ (0.05)
Weighted average shares outstanding US GAAP	32,188,964	28,765,766	23,188,307

	Years ended March 31,
	2006	2005	2004
Shareholders’ equity per Canadian GAAP	$ 1,394,448	$ 988,621	$ 2,538,765
Exploration expenditures for the period, net of write-downs (i)
2006	(484,936)	--	--
2005	881,238	881,238	--
2004	(704,555)	(704,555)	(704,555)
2003	673,609	673,609	673,609
2002	(94,807)	(94,807)	(94,807)
2001	(169,544)	(169,544)	(169,544)
2000	(3,958)	(3,958)	(3,958)
1999	(692,752)	(692,752)	(692,752)
1998	(213,037)	(213,037)	(213,037)
1997	(1,297)	(1,297)	(1,297)
	584,409	663,518	1,332,424
Cumulative effect of comprehensive income adjustments (iii)	(7,208)	(10,728)	14,129
Shareholders’ equity (deficiency) - US GAAP	$ 577,201	$ 652,790	$ 1,346,553

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

12.

Differences between Canadian and United States generally accepted accounting principles (continued):

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

	Years ended March 31,
	2006	2005	2004
Mineral Property Interests – Canadian GAAP	$ 1,323,978	$ 705,730	$ 1,389,607
Exploration expenditures expensed per US GAAP(i)	(806,154)	(321,218)	(1,202,456)
Mineral Property Interests – US GAAP	$ 517,824	$ 384,512	$ 187,151

v)

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

vi)

SFAS No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.

vii)

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

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

12.

Differences between Canadian and United States generally accepted accounting principles (continued):

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

	Years ended March 31,
	2006	2005	2004
Loss for the year in accordance with US GAAP:
As reported	$ (1,376,200)	$ (1,921,573)	$ (1,207,997)
Pro forma stock-based compensation for grants after April 1, 2001 and prior to April 1, 2003	--	--	(10,694)
Pro forma loss for the year in accordance with US GAAP:	$ (1,376,200)	$ (1,921,573)	$ (1,218,691)
Loss per share
Basic and dilutive
US GAAP	$ (0.04)	$ (0.07)	$ (0.05)
US GAAP Pro forma	$ (0.04)	$ (0.07)	$ (0.05)

(b)

Statements of Cash Flows

	Years ended March 31,
	2006	2005	2004
Cash provided by (used for) operations
Canadian GAAP	$ (462,981)	$ (439,258)	$ (319,857)
Exploration expenditures (i)	(471,547)	(982,996)	(684,844)
US GAAP	(934,528)	(1,422,254)	(1,004,701)
Investing Activities
Canadian GAAP	(533,478)	(1,286,182)	(763,239)
Exploration expenditures (i)	471,547	982,996	684,844
US GAAP	(61,931)	(303,186)	(78,395)
Financing Activities
Canadian GAAP and US GAAP	$ 1,302,190	$ 638,472	$ 2,254,427

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

12.

Differences between Canadian and United States generally accepted accounting principles (continued):

(d)

Income taxes

United States accounting standards for income taxes are set forth in SFAS No. 109.  The Company has determined that the adoption of SFAS No. 109 would have no material affect on the assets, liabilities or operations for the years presented in these financial statements.  The only significant tax assets the Company has are the accumulated non-capital losses and accumulated resource related expenditures, which are available to offset future taxable income.  The Company’s operations have no income subject to income taxes and it is not likely that such tax assets will be realized.  Accordingly, under U.S. GAAP the Company would eliminate the effect of the recognition of any of these tax assets by the recording of a valuation allowance equal to the value of the tax assets, as the Company has done under Canadian GAAP.

(e)

Recent pronouncements

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

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial statements.  SFAS No. 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so.  This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle.  SFAS No. 154 will be effective for accounting change and corrections of errors made in fiscal years beginning after December 15, 2005.  As there were no changes in accounting policy during the year, SFAS No. 154 does not impact the current year’s Consolidated Statements of Operations and Deficit, Consolidated Balance Sheets or Consolidated Statements of Cash Flows.

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.  These sections will be effective for the Company’s fiscal year starting January 1, 2007.  The Company does not expect that these changes will have a material impact on the Company’s reconciliation with U.S. GAAP.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

13.

Mineral property acquisition and exploration costs:

Year ended March 31, 2006	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2006
Acquisition costs
Balance, beginning of year	$ 80,000	$ 4,976	$ 285,768	$ 13,768	$ --	$ --	$ 384,512
Incurred during the year	20,241	830	88,985	23,256	--	--	133,312
Balance, end of year	100,241	5,806	374,753	37,024	--	--	517,824

Exploration and development costs
Incurred during the year
Assays and analysis	--	--	1,616	--	2,111	4,375	8,102
Drilling	18,172	--	--	--	8,791	1,679	28,642
Geological and geophysical	216,853	(110)	14,220	2,217	42,789	35,253	311,222
Site activities	63,541	224	514	138	40,628	111,302	216,347
Travel and accommodation	58,838	--	1,516	--	18,723	14,243	93,320
	357,404	114	17,866	2,355	113,042	166,852	657,633
Balance, beginning of year	107,536	52,005	152,720	8,956	--	1	321,218
Write-down of mineral property interests	--	--	--	--	(113,042)	(59,655)	(172,697)
Balance, end of year	464,940	52,119	170,586	11,311	--	107,198	806,154
Total Mineral Property Interests	$ 565,181	$ 57,925	$ 545,339	$ 48,335	$ --	$ 107,198	$ 1,323,978

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

13.

Mineral property acquisition and exploration costs (continued):

Year ended March 31, 2005	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2005

Acquisition costs
Balance, beginning of year	$ --	$ 1,445	$ 155,664	$ 30,042	$ --	$ --	$ 187,151
Incurred (recovered) during the year	80,000	3,531	130,104	(16,274)	70,536	--	267,897
Write-down of mineral property interests	--	--	--	--	(70,536)	--	(70,536)
Balance, end of year	80,000	4,976	285,768	13,768	--	--	384,512

Exploration and development costs
Incurred during the year
Assays and analysis	--	363	21,139	--	11,980	35,752	69,234
Drilling	11,170	38,110	4,822	--	77,589	134,382	266,073
Geological and geophysical	31,122	6,038	56,139	3,517	60,523	82,037	239,376
Site activities	20,666	1,690	2,755	1,205	201,921	87,579	315,816
Travel and accommodation	44,578	5,156	8,054	--	50,399	45,518	153,705
	107,536	51,357	92,909	4,722	402,412	385,268	1,044,204
Balance, beginning of year	--	648	59,811	4,234	--	1,137,763	1,202,456
Write-down of mineral property interests	--	--	--	--	(402,412)	(1,523,030)	(1,925,442)
Balance, end of year	107,536	52,005	152,720	8,956	--	1	321,218
Total Mineral Property Interests	187,536	$ 56,981	$ 438,488	$ 22,724	$ --	$ 1	$ 705,730

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

14.

Comparative figures:

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

15.

Subsequent events:

Subsequent to March 31, 2006:

(a)

the Company completed a non-brokered private placement of 3,000,000 units at a price of $0.60 per unit, for net proceeds of $1,800,000.  Each unit is comprised of one common share and one half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing, at an exercise price of $0.75 per share;

(b)

329,000 options were exercised at prices from $0.15 to $0.54, for proceeds of $73,650;

(c)

100,000 stock options were granted to a director at an exercise price of $0.50, expiring June 12, 2011;

(d)

65,500 warrants were exercised at $0.45, for proceeds of $29,475.  See Note 7 for warrants expired; and

(e)

mineral property payments were made as described in Note 3.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

ITEM 19

EXHIBITS

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED:

September 29, 2006

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	CMA 2004 Stock Option Plan, as Amended Sept 20, 2006
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.