Form 20-F
period 2007-03-31
CREAM MINERALS LTD
filed 2007-10-02
CIK 1066130

September 28, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007 (with other information to August 31, 2007, except where noted)

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

None

Number of outstanding shares of Cream's only class of issued capital stock as at August 31, 2007:

__________________44,208,809 Common Shares Without Par Value

Indicate by check mark if the issuer is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes        No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes        No X

Note – Checking the box above will not relieve any registrant to require to file reports pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐

Accelerated Filer ☐

Non-Accelerated Filer ☑

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 X     Item 18

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes        No X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On August 31, 2007, the Federal Reserve noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.9470 (see Item 4 for further historical Exchange Rate Information).

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

The following table sets out the exchange rates, based on the noon buying rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars in effect at the end of the following periods, and the average and the range of high and low noon buying rates for such periods.

	To August 31, 2007	2006	2005	2004	2003	2002

End of Period	$0.9470	$0.8582	$0.8579	$0.8310	$0.7738	$0.
Average for Period	0.8979	0.8818	0.8254	0.7682	0.7139
High for Period	0.9641	0.9100	0.8690	0.8493	0.7738
Low for Period	0.8437	0.8528	0.7872	0.7158	0.6349

	High and low exchange rates for the past six months
	August 2007	July 2007	June 2007	May 2007	April 2007	March 2007

High	0.9527	0.9641	0.9453	0.9345	0.9035	0.8673
Low	0.9299	0.9355	0.9322	0.8980	0.8633	0.8467

CAUTIONARY NOTE TO U.S. INVESTORS

This Annual Report may use the terms “measured resources” and “indicated resources.”  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

This Annual Report may use the terms “inferred resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, as well as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

S.E.C. Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits. Note that for industrial mineral properties, in addition to the Feasibility Study, “sales” contracts or actual sales may be required in order to prove the project’s commerciality and reserve status.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2007, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“US GAAP”).  A discussion of measurement differences between Canadian GAAP and US GAAP is contained in Note 13 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17.  On March 31, 2007, the noon buying rate as quoted by the Federal Reserve Bank of New York was 1.1530 Canadian dollars per US dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31
Balance Sheet Data	2007	2006	2005	2004	2003
Total assets according to financial statements (Cdn GAAP)(1)	$ 4,455	$ 1,861	$ 1,127	$ 2,755	$ 637
Total assets (U.S. GAAP)(2)	1,433	1,055	806	1,552	102
Total liabilities	401	467	139	216	502
Share capital	21,483	18,530	17,440	16,517	13,857
Contributed surplus and Warrants	1,166	796	589	248	13
Deficit (Cdn GAAP)	(18,595)	(17,932)	(17,041)	(14,226)	(13,735)
Deficit (U.S. GAAP)	$ (21,617)	$ (18,738)	$ (17,362)	$ (15,429)	$ (14,247)

(Cdn$)	As at March 31
Period End Balances (as at)	2007	2006	2005	2004	2003
Working capital (deficiency)	$ 4	$ (34)	$ 134	$ 1,053	$ (478)
Mineral property interests (U.S. GAAP)	816	518	385	187	30
Mineral property interests (Cdn GAAP)	3,838	1,324	706	1,390	528
Shareholders’ equity (Cdn GAAP)	4,054	1,394	989	2,539	135
Shareholders’ equity (deficiency) (U.S. GAAP)	1,023	581	657	1,347	(377)
Number of outstanding shares	41,801	34,766	29,691	28,050	19,865

No cash or other dividends have been declared.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2007	2006	2005	2004	2003
Investment and other income	$ 23	$ 1	$ 5	$ 1	$ --
General and administrative expenses	686	764	721	479	149
Write-down (recovery) of value added taxes recoverable	--	(70)	104	--	--
Write-down of investments	--	25	--	--	--
Mineral property write-downs	--	173	1,996	13	1,107
Loss according to financial statements (CDN GAAP)	(663)	(891)	(2,815)	(491)	(1,256)
Loss from continuing operations per common share (CDN GAAP)	(0.02)	(0.03)	(0.07)	(0.02)	(0.07)
Loss according to financial statements (U.S. GAAP)	(2,879)	(1,376)	(1,922)	(1,183)	(593)
Loss per share (U.S. GAAP)(2)	(0.07)	(0.04)	(0.07)	(0.05)	(0.03)

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

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

The tables below include the quarterly results for the years ended March 31, 2007 and 2006.

(Cdn$)	Year Ended March 31, 2007
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 7,384	$ 614	$ 13,179	$ 1,322
General and administrative expenses	157,452	146,067	116,597	185,734
Stock-based compensation	29,277	18,045	15,105	5,440
Property investigations	--	12,132	--	--
Loss according to financial statements (Cdn GAAP)	(179,345)	(175,630)	(118,523)	(189,852)
Loss according to financial statements (U.S. GAAP)	(451,645)	(727,628)	(794,758)	(904,860)
Loss from continuing operations per common share	(0.01)	(0.00)	(0.00)	(0.01)
Loss per share (U.S. GAAP)(2)	(0.01)	(0.02)	(0.02)	(0.02)

(Cdn$)	Year Ended March 31, 2006
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 189	$ 49	$ 44	$ 283
General and administrative expenses	214,092	242,407	150,628	156,847
Write-down of investment	--	--	24,999	--
Recovery of value added tax	--	69,841	--	--
Mineral property write-downs	113,044	59,653	--	--
Loss according to financial statements (Cdn GAAP)	(326,947)	(232,170)	(175,583)	(156,564)
Loss according to financial statements (U.S. GAAP)	(585,804)	(285,606)	(279,337)	(225,453)
Loss from continuing operations per common share	(0.01)	(0.01)	(0.01)	(0.00)
Loss per share (U.S. GAAP)(2)	(0.02)	(0.01)	(0.01)	(0.00)

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 13 that reconciles Canadian GAAP to U.S. GAAP.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Cream’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Cream’s financial performance.

Financial Risk Factors

Cream currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years’ history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future.  Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  However, unless additional funding is obtained, this assumption will have to change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2007, is $18.6 million), which casts substantial doubt on the ability of Cream to continue as a going-concern.  Cream has no revenue other than interest income.  A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in that time frame.  All of Cream’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2007, Cream had working capital of $3,610 compared to a working capital deficiency of $34,142 at March 31, 2006.  Working capital is defined as current assets less current liabilities.  Subsequent to March 31, 2007, to the date of the Company’s audit report of July 25, 2007, 645,000 stock options were exercised at prices ranging from $0.15 to $0.54, for proceeds of $144,380, and 1,745,300 warrants were exercised at $0.45, for proceeds of $785,385 to the treasury.  The Company will require further equity infusion to complete the planned exploration programs in Mexico, Sierra Leone, and Canada.  In addition, funds have been advanced to the Company by Frank A. Lang, the Company’s significant shareholder, for working capital.  At August 31, 2007, $350,000 had been advanced to the Company by Mr. Lang.  These funds will have to be repaid from any equity capital raised by the Company.

Cream may be unable to obtain the funds necessary to expand exploration.  Cream’s operations consist, almost exclusively, of cash consuming activities given that its main mineral project is in the exploration stage.  Cream will need to receive significant (upwards of $1 million) in new equity capital or other funding annually for the foreseeable future in order to fund its current planned exploration programs, in addition to the working capital received by the exercise of warrants and stock options received subsequent to the March 31, 2007, year end, and failing that, it may cease to be economically viable.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another parties or parties carrying out further development thereof.  We currently do not have sufficient financial resources to undertake all of the planned exploration programs in fiscal 2008.  This includes significant expenditure on diamond exploration in Sierra Leone and an additional drilling program in Mexico.  The Company does not have enough funds available for the exploration planned for the fall and winter of 2007, but will require financing for exploration on all of its properties.  We have been successful in the past in obtaining financing through the sale of equity securities, but as a venture capital company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in its properties and/ or reduce or terminate operations.  The Company’s exploration programs would have to be prioritized to fit within cash availability.

Currently, Cream is reviewing strategies for private placement equity financing that would carry the Company through the next year of operations at a minimum.  It is expected that warrants would be attached as part of the private placement to fund the Company for a further one to two-year period.  Any such financings will result in dilution of the Company, depending on the number of common shares issued.

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

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company and its employees have been involved in the exploration of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.  The mining industry is closely regulated in North America, where the Company has most of its operations, so that permitting is required before any work is undertaken where there is any form of land disturbance.  Exploration activity undertaken in Sierra Leone and Mexico is subject to the laws and regulations of the respective countries, but land disturbance has been minimal and all required reclamation has been completed.  In addition, baseline studies have been initiated in Sierra Leone.

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

Other Risk Factors

Cream is dependent on its ability to recruit and retain key personnel.  The success of the activities of Cream is dependent to a significant extent on the efforts and abilities of its management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  Cream does not maintain key employee insurance for any of its employees.  The President of the Company is 83 years of age, and as such, there is a need to recruit a replacement.  The Company has relied on the President of the Company for many of its financings to date.  Cream has relied on and will continue to rely upon consultants and others for exploration, development and technical expertise.  The ability of the Company to retain and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

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

The Casierra Diamond property in Sierra Leone and the Nuevo Milenio property in Mexico also have no known mineral resources or reserves.  The title to the Casierra Diamond properties is held by Casierra Diamond Corporation (“CDC”) and its wholly owned subsidiary, Casierra Development Fund Inc. (“CDF”).  The Company has earned a 70% interest in CDF’s interest in two exclusive prospecting licence areas in Sierra Leone.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another parties or parties carrying out further development thereof.

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

The former president, President Kabbah, was elected to office in elections in 1996; however, in 1997 his administration was overthrown by the Armed Forces Revolutionary Council (“AFRC”), a rebel military group, and the democratically elected administration was only reinstated in March 1998 after the intervention of Nigerian-led troops.

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

Sierra Leone's National Elections Commission (NEC) announced on Saturday August 25, 2007, the certified results of recent presidential and parliamentary elections.  The opposition All Peoples Congress (APC) party won the majority seats in parliament but no winner was declared for the presidency as 55% of the votes are required by the country's constitution for a first round victory.  As a result, there will be a second round of presidential elections based on simple majority votes on September 8, 2007, between Earnest Koroma of the opposition APC party and Solomon Berewa of the ruling Sierra Leone People's Party.

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

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Cream expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, and may also have been a PFIC in prior and may also be a PFIC in subsequent years.  If Cream is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Cream.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Cream’s net capital gain and ordinary earnings for any year in which Cream is a PFIC, whether or not Cream distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

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

The liquidity of Cream’s shares in the United States markets may be limited or more difficult to effectuate because Cream is a “Penny Stock” issuer.  Cream’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks.  Penny stocks are equity securities with a price of less than US$5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system.

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  In particular, the statement must contain:

(i)

A description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(ii)

A description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(iii)

A brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(iv)

A toll-free telephone number for inquiries on disciplinary actions;

(v)

The definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(vi)

Such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer must provide the customer with:

(i)

The inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock, if inside bid and offer quotations are not available;

(ii)

The compensation of the broker-dealer and its salespersons in the transaction;

(iii)

The number of shares to which such bid and ask prices apply, or other comparable information relating to the depth an liquidity of the market for such stock; and

(iv)

A monthly account statement showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  At the present market prices, Cream’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock.  Accordingly, United States broker-dealers trading in Cream’s shares will be subject to the Penny Stock Rules.  Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock.  As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Cream, if a market for the shares should develop in the United States.

The market for the Company’s stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Cream’s shares have ranged between Cdn$0.16 and Cdn$1.38 in the last three years.

Significant potential equity dilution and end of lock-ups.  A summary of Cream’s diluted share capital is as follows:

Cream has a large number of stock options outstanding (4,979,900 at August 31, 2007), all of which are exercisable at prices ranging from $0.165 to $0.54 per share which will likely act as an upside damper on the trading range of Cream’s shares.  There are no common shares of Cream remaining subject to hold period restrictions in Canada and no shares with hold restrictions in the United States as of August 31, 2007.  At August 31, 2007, there are 1,000,0000 warrants exercisable at a price of $0.40 until March 21, 2008, and 1,250,000 warrants exercisable at a price of $0.50 until February 21, 2009.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares.  Dilutive securities at August 31, 2007, represent approximately 16.35% of Cream’s issued and outstanding shares.

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

Since its incorporation in 1966, the Company has been in the business of acquiring and exploration mineral properties.  For most of the past three completed years, and prior to that, the Company has been principally attempting to locate deposits of precious metals in the Province of British Columbia, Canada and Mexico.  The Company also has mineral claims in the Province of Manitoba, and in February 2005, entered into an agreement to explore for diamonds in Sierra Leone.

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

Cream also jointly entered into an agreement with BHP Billiton to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the Companies.  Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($10,000 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,000 common shares of the Company issued to July 28, 2006)) to the optionor over a 36-month period from July 22, 2004.  BHP Billiton reimbursed the Companies for the cash paid and for the value of the common shares issued by each company pursuant to the agreement.  These reimbursements were recorded as a reduction in the cost of the Trout claims.  In addition, the Companies were to jointly incur exploration expenses of no less than $250,000 prior to July 22, 2007, all of which have been incurred on the Companies’ behalf by BHP Billiton.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  After two drill programs were completed the Companies received the Stephens Lake nickel property back from BHP Billiton.

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

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream has earned a 70% interest in the CDF’s interest in the two licence areas, by issuing a total of 500,000 common shares, and incurring exploration costs of US$800,000.  A joint venture will be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia.

Cream’s principal capital expenditures and divestitures (in 000’s) over the three fiscal years ended March 31, 2007, are as follows:

Year
(i) Amounts Deferred (capitalized or invested)
2007	2,514
2006	791
2005	1,312
(ii) Amounts Written Down
2007	--
2006	173
2005	1,996
(iii) Amounts Expensed as Property Investigation Costs
2007	12
2006	--
2005	25

4.

The principal capital expenditures (in 000’s) currently anticipated for the ensuing year are as follows:

Exploration Projects
2008 Activities	$2,000

B.

Business Overview

General

Cream is engaged in the exploration of natural resource properties and has been so engaged since its inception in 1966.  Over the past five years, until the year ended March 31, 2007, Cream primarily focused its efforts in the Province of British Columbia and in Mexico.  In February 2005 the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, in which it earned a 70% interest in June 2006.

Since 1999, Cream entered into exploration programs on two properties in Mexico, the Nuevo Milenio and the Fenix property, both located in the State of Nayarit, Mexico.  Cream wrote the Nuevo Milenio property down in the year ended March 31, 2005, by $1,523,030 to a nominal carrying value of $1, and currently retains a 100% interest in the property.  An additional $59,655 in exploration costs was written off relating to the Nuevo Milenio property in the year ended March 31, 2006.  Effective October 1, 2005, the Company re-commenced exploration on the Nuevo Milenio property and started capitalizing exploration expenditures again at that time.

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

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, which it earned in the year ended March 31, 2007.  Under the terms of the agreement, Cream earned its 70% interest in the property by completing exploration expenditures totalling US$800,000 and issuing 500,000 common shares.  A joint venture will now be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

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

The prices of common shares of junior exploration companies are indirectly tied to metal prices, including gold prices which have fluctuated in the past ten years.  This affects exploration activity.  The ability to raise funds for exploration in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 1996 are shown below, which shows the fluctuation in the price of gold.  Metals prices also affect the rate of return on a mining property that may reach the development stage over the longer term.

Year	Average price per ounce (US$)	High price per ounce (US$)	Low price per ounce (US$)
1996	388	415	367
1997	331	362	283
1998	294	313	283
1999	279	326	253
2000	279	313	264
2001	271	293	256
2002	310	349	278
2003	363	416	320
2004	410	454	375
2005	445	537	411
2006	603	725	525
2007 (to August 31)	660	691	608

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

D.

Property, Plant and Equipment

The Company has mineral exploration interests in mineral properties in Canada, Mexico and Sierra Leone.  Until April 2005, the Company was actively exploring in Mexico but exploration activities were suspended as results were not considered encouraging.  After re-evaluation of the results on its Nuevo Milenio property in November 2005, the Company commenced a drilling program in the fall of 2006, which extended to June 2007.  Further drilling is planned in fiscal 2008, upon completion of equity financing.

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

In March 2005, Cream Minerals Ltd. entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc, to acquire an interest in Casierra’s two large exploration licences, subject to government approvals.  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.  The Company earned a 70% interest in the licences by financing US$800,000 in work and issuing 500,000 common shares.  The two licences include the Hima Licence EPL1/94 on the Sewa River and its banks, and an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

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

In fiscal 2007, the Company assisted in the construction of a bridge near the Company’s onshore licence by providing materials.  The bridge opening was warmly received by the people of the area and television coverage was screened on three evenings on Sierra Leone National Television, with clips of supportive comments from the Paramount Chief of Lubu Chiefdom and his Chiefs and their Elders.  The bridge construction was a joint venture with three village groups and allows access for heavier equipment and vehicles to the advantage of both the traditional landowners and Cream in its exploration work.

On the offshore licence (EPL 5/94), a charter was arranged for a 40-meter ship to serve as a platform for a bulk sampling program completed in December 2006.  The bulk sampling programme identified strong sea currents as a constraint on the use of conventional ship-borne sampling tools.  Specifications of dredging equipment indicated that it would be feasible to lift slurry up to a screen deck on the back deck of a local 40 meter fishing boat chartered for the work.  In practice, it was found that the ship could not be stabilized with the anchor system supplied.  Slurried sediments were collected in a double length oil drum arrangement with screening to facilitate reduction of water in the collector.  Sampling lifted material with a suction head that was usually traversing across 3-30 meters of seafloor, depending upon current strengths. The currents are an important factor in the concentration of diamonds in the marine sediments because they can winnow away light fine sediments.

Material lifted included organic debris, shell and clay fragments with occasional penetration into coarser clastic sediments. When the clay was penetrated, clay balls up to 7 inches in diameter were lifted into the modified collection system, followed by coarse pebble sized sandstone concretions that individually weighed up to 1-2 lbs and coarser sands from beneath the clays.  It is estimated that the maximum penetration achieved was in the order of one meter.

Heavy frothing resulted from the necessary use of high volumes of water to lift the slurry.  It is believed that the shallow depths sampled and flotation by the froth of any diamonds in the slurry contributed to the inability to recover diamonds with the methods used.  This flotation effect is well recognized by local miners and they too require capture of all of the sample slurry for treatment, since loss of fines and lighter fractions, including froth-attached diamonds by overflow, will blow the diamonds out with the overflow.

In Sierra Leone, a large fenced campground was completed at Hima townsite and a 400-metre road built to the Sewa River.  After overcoming numerous transport delays all equipment, including a Caterpillar 211 Crawler Excavator, a Gekko Diamond Pre-Concentrator, Toyo Pumps, dredges, generators, fuel supplies, sluice boxes, screens and associated equipment required to maximize the search for and recovery of alluvial diamonds, bulk sampling commenced in May 2007 on the Sewa River Licence which had not had exploration work since the summer of 2005.

The first three bulk samples taken under the Sewa River Exploration Licence sampling program successfully confirmed estimates of diamond grades as reported by the Geological Survey of Sierra Leone.  Three bulk samples of approximately 6 cubic meters of diamondiferous alluvial products yielded ten (10) individual diamonds whose total weight averaged 0.55 carats per cubic meter.  This grade is comparable to historical estimates of Hall (1966) for the mineral potential of this licence EPL 1/94.

The ten individual stones recovered included seven good clarity white and pale gold coloured stones and three coated stones.  They were hand screened down to a 1.5 mm mesh and were weighed with a high precision portable diamond balance under still air conditions at the field camp.  They varied in weight from 0.54 carats to 0.054 carats.  The weighing accuracy of the balance is indicated to be within ± 0.002 grams (0.01 carats).

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed down stream of several of the diabase dykes that cross the river at right angles to its course.  Water levels in the Sewa were exceptionally low this year, exposing nine of these dykes in sand bars in the downstream part of the 10-kilometre stretch of the River covered by this exploration licence.  Several dykes are also known on the upstream sector of this licence from a traverse by inflatable boat during this work.  The dykes act as giant natural riffles across the full width of the riverbed, causing the concentration of heavy minerals such as diamonds and gold.

Minerals associated with the diamonds include lilac coloured garnets, possibly of the pyrope range that are an indicator mineral for kimberlitic rocks, collanda (a local name for ilmenite and iron oxide gravel fragments with similar density to the target diamonds) and some fine grained flake gold.  Close to the downstream boundary of the licence, artesanal miners were recovering sufficient gold to justify their hand mining efforts.  A request is being made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

The above results are from the first bulk samples taken on the Sewa licence since the earlier private acquisition of the licence in 1994.  Despite a slow start due to remoteness and lack of infrastructure, Cream management is very encouraged by these results due to their correlation with historic results and the size of the property.  Plans are to expand fieldwork significantly after the rainy season.

Casierra plans to apply for a mining licence on a section of the Sewa River so that all diamonds recovered in this work may be given a certificate of origin and the Company will be able to comply with the full Kimberley Process of identifying the provenance of rough stones and pay appropriate royalties. This would permit the Company to export the rough diamonds from Sierra Leone and define value by actual sales.  A report amended January 18th 2006 by C. Ikona, PEng., with title, Technical Report on Alluvial Diamond Properties EPL 1/94 and EPL 5/94, Sierra Leone for Cream Minerals, which is compliant with the requirements of National Instrument 43-101, describes the licence in some detail.  This report is posted on the Company’s website.

Sierra Leone has been at peace, and going through reconstruction for several years since the civil disorders of the late 1990’s.  British and European support has been committed to rebuilding the national infrastructure and the country is moving forward again.  During the two years prior to the development of the Kimberley Process, the Sierra Leone Government was working actively with the United Nations to develop a system of identifying the provenance of diamonds mined in the country.  The full Kimberley Process is now in place and operating in Sierra Leone.  Legal production reported by the government has increased both in terms of carats and average price per carat as a result of this measure.

Baseline studies for the purpose of developing data for an environmental impact assessment for a marine mining operation were also started.  The initial work shows no major constraints to such an operation.  Fishing communities along the coast were consulted during this baseline data gathering in order to develop a working relationship with the people whose precarious livelihoods are based on the same area of the Atlantic Ocean.  Fishery enhancement is a potential long-term benefit that marine mining operations may be able to achieve without significant additional costs if built into the mining plan at an early stage.

Diamond products that may be recovered in the course of any of the Company’s exploration programs will be submitted to the Sierra Leone Government Gold and Diamond Office for valuation.  This valuation will be used as a basis for determining the value of the samples processed and incorporated in the economic evaluation of the first target area.  As neither Casierra nor Cream is in receipt of a Mining Licence, the stones may not be sold at this time, but can be exported for the purpose of further valuation.

Expenditures incurred on the Casierra property in fiscal 2007 include the following:  Acquisition costs - $99,000 (2006 - $20,241); community relations - $41,327 (2006 - $Nil); assays and analysis - $3,409 (2006 - $Nil); dredging and bulk sampling - $464,781 (2006 – $Nil); drilling - $Nil (2006 - $18,172); geological and geophysical - $181,500 (2006 - $216,853); site activities - $173,102 (2006 - $63,541), and travel and accommodation- $202,723 (2006 - $58,838).

The Company has also acquired field equipment which is being used in Sierra Leone in the exploration programs.  Amortization of the equipment is capitalized and included in site activities.

It is estimated that a mining operation could be initiated for a capital cost of less than US$10 million, if exploration results warrant the start of operations.

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

After receiving the report, and reviewing the results in conjunction with other mineral property interests held by the Company, the Company determined that it was not going to conduct further exploration on the property in the foreseeable future, due to financing constraints and exploration of other mineral property interests, and as a result has written down the property by $1,523,030 in fiscal 2005 to a nominal carrying value of $1.  The size of the Nuevo Milenio property was reduced by the CMM 1 claims and the remainder of the claims were reduced in size by approximately 33% to reduce carrying costs on the property, which primarily involves payment of taxes relating to the concessions held.

Drilling commenced on the Dos Hornos zone in late 2006.  Drill intersections show that Dos Hornos Vein 1 is a structural zone from 20 m to 40 m wide hosting several parallel, mineralized veins, breccia faults and quartz stockwork zones.  The economic width will be defined by an assay boundary.

Diamond drill holes DDH 03, 04, 05, 06, 07, 08 and 13 were drilled beyond the faulted off section of Zone #1 and did not intersect the Dos Hornos Zone #1.  These seven holes intersected parallel quartz veins with no significant gold or silver values.  The Dos Hornos Zone is known to be off set to the northeast by faulting.

In January 2007, the focus of the drill program was shifted to in-fill drilling followed by drill testing the segment between Section 5 (Trench 3) to Section 12 (Mina Santa Gertrudis).  This resulted in tracing the gold-silver bearing segment of Dos Hornos Zone 1 for a total horizontal distance of 1,300 m (4,260 ft), and established that the structure carries gold-silver mineralization over a known vertical distance of 385 m (1,263 ft) from the bottom of DDH 03-06 at 925 m (3,034 ft) to the collar of DDH 20-06 at elevation 1,310 m (4,296 ft).  In many cases, drill recovery was poor and it is believed that underground bulk sampling will provide more accurate grade results.  Almost all holes were drilled at -45º and to an average depth of approx 200 meters.

Work to date has completed 31 diamond drill holes along the Dos Hornos 1 Zone for a total of approximately 5,200 metres.  Drilling in 2007 focused on the southeast section from Trench 4 to Mina Santa Gertrudis, a strike length of 1,350 m.  The zone has been traced for an additional 500 m to the southeast and is still open.

Inferred Mineral Resource for Dos Hornos Zone:

Strike Length	Down Dip	Average Width	Au g/T	Ag g/T	SG
700 m	150 m	5.50 m	2.827	178.05	2.65

1,530,000 Tonnes,   Au: 139,000 oz,   Ag: 8,760,000 oz

Recent diamond drilling has confirmed that Dos Hornos Zone 1 has continuity of gold – silver mineralization and has extended Zone 1 from Adit 1 to Mina Santa Gertrudis, a distance of 1,300 m, and is open to the North and

South.  It also confirmed that mineralization occurs over a known vertical height of 385 m (DDH 03-06 intersection at 925 m elevation, to DDH 20-06 outcrop at 1,310 m elevation).  The topographic relief along the south part of Dos Hornos Zone 1 should permit low cost bulk sampling by tunneling along the zone into the hillside.

Inferred Mineral Resource for Once Bocas:

Strike Length	Down Dip	AverageWidth	Au g/T	Ag g/T	S.G T/cu.m
350 m	125 m	100 m	0.345	57.90	2.65

11,590,000 Tonnes,   Au: 129,000 oz,   Ag: 21,580,000 oz

Drilling has shown that Zone 1 is a Vein – Fault – Breccia zone up to 40 m wide with a higher mineralized center 8 m to 10 m width.  Core recovery within the mineralized quartz – breccia segment of Zone 1 varies from 20% to 80%, hence underground sampling may be expected to give higher gold-silver values.

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Company’s Properties in Mexico and is the Company's "Qualified Person" for the purpose of National Instrument 43-101.  Mr. Holcapek is responsible for the technical information, which has been vetted by Dr. A. D. Drummond P. Eng., consultant to the Company.

Expenditures incurred on the Nuevo Milenio property in fiscal 2007 include the following: assays and analysis - $13,348 (2006 – $4,375); drilling - $591,172 (2006 - $1,679); geological and geophysical - $152,119 (2006 - $35,253); site activities - $135,820 (2006 - $111,302); and travel and accommodation- $44,906 (2006 - $14,243).

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

There was no material work carried out on the property in fiscal 2003 or 2004.  Cream has not had sufficient working capital to conduct a full-scale exploration program on the properties that make up the Kaslo Silver Property.  As a result, in 2003, Cream wrote down deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  The claims remain in good standing and the property is a long-term asset of the Company.  Cream has recommenced capitalizing exploration costs due to an exploration program completed on the property during the year ended March 31, 2005, with $160,083 capitalized to March 31, 2007.

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

Due to the encouraging results in past exploration, an expanded work program is planned for fiscal 2008, and to date an airborne survey has been flown with results pending.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, has supervised the Company’s Canadian exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

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

It has been demonstrated that litho geochemistry and soil geochemistry techniques have been successful at defining potential targets and due to the fact that the Shaw Creek Stock is still relatively unexplored, additional work is warranted on the Kootenay Gemstone Property.  The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  A work program for assessment purposes, including trenching, will be carried out in the fall of 2007.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

c.

Goldsmith Property, British Columbia

Introduction

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($30,000 paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

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

The Company also entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims adjacent to the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($50,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

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

Proposed Exploration Program

Due to the favourable results for the 2003 sampling program, an expanded exploration program is proposed for the Goldsmith Property in fiscal 2008.  Along with continued prospecting and sampling of additional historic workings, not previously located during the 2003 program, a grid will be established over the 1.5 x 1.5 kilometre area containing most of the historic workings.  This grid will be geochemically and geophysically surveyed accompanied by detailed geological mapping in order to define trench and drill targets.

Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs were followed up with detailed geological and structural mapping and expanded soil sampling.

Total exploration and acquisition costs incurred in fiscal 2007 on the Goldsmith and Lucky Jack Claims totalled $49,680.  Subsequent to March 31, 2007, a payment of $20,000 was made on each of the Goldsmith and Lucky Jack claims, pursuant to the option agreements.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

d.

Stephens Lake Property

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in Mineral Exploration Licence Number 64 and staked claims to the north and contiguous in Manitoba (“the Stephens Lake property”).

The Company also, jointly with Sultan and ValGold acquired an option on two statked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake property.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 ($23,333 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (66,667 common shares of the Company issued to July 28, 2007)) to the optionor over a 36-month period from July 22, 2004.  Upon earning its 75.0% interest, the Companies and the optionor may into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

Mr. Arthur Troup, P.Geo., of Sultan Minerals, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

e.

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($10,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Cream’s exploration plans included investigating the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was to investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

The first test hole, RAD 07 – 01, on its Wine – Radar Lake property, 60 km southeast of Flin Flon, Manitoba, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of –49 degrees (true width is estimated to be 43.6 feet).

The hole was drilled to test and confirm an earlier hole DDH EEL – 346, drilled in 1987 by Hudson Bay Exploration and Development Co. Ltd., which assayed 0.85% Nickel and 1.42% Copper over 54.0 feet at a dip of –45 degrees (Refer to Cream News Release dated February 6, 2006).

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole will now be used for a down the hole Pulse EM Survey as soon as possible in order to locate the mineralized body.

During the drill program, standard sampling procedures were used whereby the core was cut with a circular diamond saw and half of the core was sent by trucking company directly to TSL Laboratories Ltd. in Saskatoon, Saskatchewan.  The remaining half of the core was stored in a core storage facility in Snow Lake, Manitoba.  All sample preparation was done at the laboratory by TSL staff, who assayed the samples using a multi-acid digestion and Atomic Absorption assay procedures.

Mr. A. J. Spooner, P.Eng., of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream Minerals Ltd. (“Cream”) for the years ended March 31, 2007, 2006 and 2005, and related notes thereto.  Cream’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 13 to the consolidated financial statements, which is summarized below, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

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

Recent pronouncements

Impact of recent applicable United States accounting pronouncements

Share-based payments

On April 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment (“FAS 123R”).  Previously, the Company accounted for stock-based compensation using the fair value method under the provisions of FASB Statement No. 123 Accounting for Stock-Based Compensation.  As the Company had previously applied the fair value method of accounting for stock-based compensation, the adoption of FAS 123R did not have a significant impact on the Company’s consolidated financial statements.

Accounting for Uncertainty in Tax Positions

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 is effective for the Company on April 1, 2007.  The Company does not believe that FIN 48 will impact its consolidated financial statements for U.S. GAAP.

Recently issued accounting pronouncements in Canada

Comprehensive income

 CICA Handbook Section 1530 - Comprehensive Income and Section 3251 – Equity apply to interim financial periods beginning on or after October 1, 2006.  Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources.  It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments.  (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement

 In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale.  Financials assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost.  Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income.  The standard also permits the designation of any financial instrument as held for trading upon initial recognition.  The Company is still determining the full impact of these standards on its consolidated financial statements.

Hedges

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies; fair-value hedges and cash-flow hedges.  The Company’s foreign operations are not self-sustaining.  As at March 31, 2007, the adoption of this Section is not expected to have a material impact on the financial statements.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2007.

(A)

Operating Results

Year Ended March 31, 2007, Compared to Year Ended March 31, 2006

For the year ended March 31, 2007, Cream incurred a loss of $663,350, or loss per common share of $0.02, compared to a loss of $891,264, or a loss of $0.03 per common share in the year ended March 31, 2006.

General and administrative expenses

General and administrative expenses totalled $685,849 in fiscal 2007, compared to $763,974 in fiscal 2006.  The Company wrote-off the balance of costs incurred on the Fenix property in fiscal 2006 of $113,042. In fiscal 2005 the Company wrote down its Nuevo Milenio property by $1,523,030 to a nominal carrying value of $1 due to inactivity on the property at that time.  Further, the costs incurred in the first two quarters of fiscal 2006 on the Nuevo Milenio property of $59,655 were also written off in that period.  The Company re-commenced capitalization of costs on the Nuevo Milenio Property, of which $1,077,716 has been capitalized to date.  There were no mineral property interest write-downs in fiscal 2007.

Cream conducted exploration activities in Mexico and in Sierra Leone in fiscal 2007, and as such, there are foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange gain of $2,330 in fiscal 2007 as opposed to having a foreign exchange loss of $3,141 in fiscal 2006.  The Company’s cash balances are held in Canadian dollars, United States dollars and in Mexican pesos.  There is significant volatility with these currencies compared to the Canadian dollar, but as the Company did not have significant cash balances for any length of time in foreign currencies other than United States dollars, a small gain on foreign exchange has been recorded in each fiscal period.

Legal, accounting and audit increased from $26,642 in fiscal 2006 to $42,419 in fiscal 2007.  Legal fees have decreased during the year, as no major acquisitions were completed.  Audit fees of $18,110 incurred in fiscal 2007, compare to $12,600 in fiscal 2006.  Audit and accounting fees will likely increase in fiscal 2008, with changes in generally accepted accounting principles, further reviews of internal controls and more audit testing expected to be undertaken in fiscal 2008.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement that will need to be finalized on the Casierra properties in Sierra Leone.

The Company paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $30,000 in fiscal 2006.  The fees paid to Lang Mining Corporation were increased to $5,000 per month, effective April 1, 2006, and to $10,000 per month, effective November 1st, 2006.  These fees totalled $85,000 in fiscal 2007.

LMC Management Services Ltd. provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Consulting fees of $17,500 (2006 - $7,500) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Office and administration costs decreased from $133,781 in fiscal 2006 to $79,474 in fiscal 2007.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Decreased use of office space near the end of 2006, and throughout 2007, accounted for the decrease in office and administration costs in fiscal 2007.

Salaries and benefits have decreased from $84,795 in fiscal 2006 to $75,929 in fiscal 2007.  Wages will likely increase in future due to the increased time required to comply with new reporting and regulatory regulations.  The exploration activity in Sierra Leone has contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

Stock-based compensation of $232,287 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2006, and compares to $67,867 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2007.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 85% in fiscal 2007 and 109% in fiscal 2006.

Shareholder communications have increased from $190,246 in fiscal 2006 to $286,510 in fiscal 2007.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2007 and 2006.  Axino AG was paid $82,500 in fiscal 2007 for services primarily related to the European markets.  Listing and filing fees decreased from $28,933 in fiscal 2006 to $20,839 in fiscal 2007.  Transfer agent fees increased from $9,632 in fiscal 2006 to $12,649 in fiscal 2007, and will likely continue to increase as transfer agent fees have increased and the Company has more shares outstanding.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have increased from $65,595 in fiscal 2006 to $147,357 in fiscal 2007.  The largest portion of the increase relates to advertising and printed material which increased from $32,287 in fiscal 2006 to $81,762 in fiscal 2007.

Travel and conference expenses have decreased from $49,139 in fiscal 2006 to $19,458 in fiscal 2007,  due primarily to less travel to investor conferences during the year.

In fiscal 2005, the Company could not determine the recoverability of value-added taxes paid in Mexico in prior years.  As a result, $91,411 in value-added taxes recoverable was written off.  In fiscal 2006, $69,841 of the prior years’ value-added taxes was recovered.  No recoveries or write-downs were recorded in fiscal 2007.

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

Shareholder communications have increased from $114,625 in fiscal 2005 to $190,246 in fiscal 2006.  Two investor relations’ consultants provided services to the Company.  The first contract was with Renmark Financial Communications (“Renmark”), entered into in August 2003.  Renmark was paid $Nil in fiscal 2006, compared to $21,000 in fiscal 2005.  Renmark is no longer providing investor relations services to the Company.  The Company also has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2006 and 2005.  Listing and filing fees increased from $14,057 in fiscal 2005 to $28,933 in fiscal 2006, due to filing fees related to various filings incurred during the year.  Transfer agent fees decreased from $10,297 in fiscal 2005 to $9,632 in fiscal 2006.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have increased from $45,271 in fiscal 2005 to $65,595 in fiscal 2006.  The largest portion of the increase relates to advertising and other printed material which increased from $7,498 in fiscal 2005 to $32,287 in fiscal 2006.

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

Three Months Ended March 31, 2007, Compared to Three Months Ended March 31, 2006

For the three months ended March 31, 2007 (“Q4 2007”), Cream incurred a loss of $189,852 or $0.01 per common share, compared to a loss of $156,564, or $0.00 per common share for the three months ended March 31, 2006 (“Q4 2006”).  Total operating expenses, before interest income, were $191,174 in Q4 2007 as compared to $156,847 in Q4 2006.  In Q4 2007, there was a $9,614 loss on foreign exchange related to transactions associated with operations in Mexico and Sierra Leone in Q4 2006, compared to a loss of $704 in Q4 2006.

Legal, accounting and audit fees decreased from $19,543 in Q4 2006 to $9,952 in Q4 2007, primarily due to a decrease in legal expense.  Salaries and benefits decreased from $23,573 in Q4 2006 to $19,948 in Q4 2007.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees included in Q4 2006 is $33,567 compared to $5,440 in Q4 2007.

Shareholder communications increased from $51,671 in Q4 2006 to $80,323 in Q4 2007.  Consulting fees of $6,000 were paid to Arbutus in each fiscal period.  Fees of $22,500 were paid to Axino AG in Q4 2007, compared to $Nil in Q1 2006 which accounts for the majority of the quarterly change.

Travel and conference costs of $8,764 in Q4 2006 compare to $12,875 in Q4 2007.  The Company had a representative at the Prospectors and Developers Conference in both fiscal years.  Travel by management to review the Nuevo Milenio property also contributed to the increase.

In Q4 2007, management fees of $30,000 were paid to Lang Mining Corporation for the services of the president, pursuant to an agreement dated January 1, 2003, as amended, compared to $7,500 in Q4 2006.  Consulting fees of $2,000 were paid to Kent Avenue Consulting Ltd. in Q4 2006, compared to $4,500 in Q4 2007.

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

 (B)

Liquidity and Capital Resources

Year ended March 31, 2007

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily through private placements to sophisticated investors.  The Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

Current assets decreased to $404,737 at March 31, 2007, from $432,366 at March 31, 2006.  The Company would have been able to meet its current commitments of $401,127 (March 31, 2006 - $466,508) from its current cash balances at March 31, 2007, but would require further financing to continue operations.

The marketable securities held are highly volatile.  At March 31, 2007, the book value of these publicly traded securities is $31,704 (2006 - $31,704).  Investments include shares with a book value of $30,796 (2006 - $30,796) that are investments in companies with officers and directors in common with the Company.

Mineral Property Acquisitions and Payments

In fiscal 2005, the Company jointly entered into an agreement to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the same optionees (namely the Company, Sultan, and ValGold).  Under the terms of the agreement the optionees agreed to make total cash payments of $110,000 and issue 200,001 common shares, all of which were issued by the Companies at the date of this report.  The optionees are vested with 75% of the Trout Claim Group and may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($30,000 paid) over six years.

The Lucky Jack option agreement requires the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($50,000 paid) over six years.

The Kootenay Gemstone property agreement requires the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  A payment of $10,000 payable on February 21, 2005, was deferred to February 21, 2008.

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

Costs of $59,655 incurred were expensed in the year ended March 31, 2006.  In the third quarter of fiscal 2006, the Company recommenced capitalizing costs on the Nuevo Milenio property due to increasing silver prices, and $1,077,716 has been capitalized to March 31, 2007.

In fiscal 2005, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“CMM”), wrote off costs totalling $472,948 on the Fenix properties in the year ended March 31, 2005.  Costs incurred in the year ended March 31, 2006, of $113,042 were written off in the period of expenditure.

In February 2005, Cream entered into an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc, to acquire an interest in two large exploration licences for diamonds in Sierra Leone, West Africa.  The Company has earned up to a 70% interest in the licences by financing US$500,000 in work and issuing 500,000 common shares.  The two licences include the Hima Licence EPL1/94 on the Sewa River and its banks, and an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

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

Expenditures incurred on the Casierra property in fiscal 2007 include the following:  Acquisition costs - $99,000; community relations - $41,327; dredging and bulk sampling - $464,781; geological and geophysical - $181,500; site activities - $173,102, and travel and accommodation- $202,723.

In fiscal 2006 Cream entered into an option agreement with W. S. Ferreira Ltd. to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim (the “Wine Property”), located approximately 60 kilometers southeast of Flin Flon, Manitoba.  Cream can earn its interest by making payments totalling $105,000 ($10,000 paid) and issuing

200,000 common shares (100,000 issued) over a 48-month period.  Cream must also incur exploration expenditures on the property totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative prior to the second anniversary of regulatory approval, $15,000 cumulative prior to the third anniversary of regulatory approval, and $20,000 cumulative prior to the fourth anniversary of regulatory approval.  Upon completion of its obligations, the property will be subject only to a 2.0% Net Smelter Return royalty (“NSR”) payable to the optionor from the production of gold, silver and all base metals and other minerals from the property.  Cream will have the right to reduce the NSR to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  Acquisition and exploration costs incurred in fiscal 2007 total $2,513,803.

In summary, in fiscal 2007, Cream incurred cash payments of $48,333 and issued 566,667 common shares for the acquisition of mineral property interests on the Casierra, Kootenay Gemstone, Goldsmith, Lucky Jack, Trout Claim Group and Wine properties.  In addition, claim fees of $14,762 were paid on these properties.

Other exploration expenditures in fiscal 2007 include $49,860 on exploration of its British Columbia properties, other than the Kaslo property.  This included $10,050 on assays and analysis, $28,941 on geological services; $807 on site activities and $9,882 on travel and accommodation.  Exploration expenditures in Manitoba totalled $30,057 in fiscal 2007.  Exploration expenditures totalled $98,444 on the Kaslo Silver Property in fiscal 2007.

Cream has no long-term debt.  Cream has several mineral property interests under option, where cash and share payments are required to be made pursuant to the terms of the option agreements.  In the year ended March 31, 2008, cash payments of $138,333 are required to be made, and the issuance of 66,666 common shares is required to maintain all of the Company’s current mineral property interests.  At the date of this report, cash payments of $68,333 have been made and 16,666 common shares have been issued.

Capital Resources

In fiscal 2007, the Company completed the following share placements:

(a)

On June 1, 2006, the Company completed a private placement of 3,000,000 units at a price of $0.60 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.75 until June 1, 2007.  These warrants expired, unexercised.

(b)

On February 22, 2007, the Company completed a private placement of 2,500,000 units at a price of $0.40 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.50 until February 21, 2009.

In fiscal 2007, 877,900 stock options were exercised at prices of $0.10 to $0.54 to acquire 877,900 common shares.  On August 3, 2005, 100,000 and 310,000 stock options were granted to directors, officers, consultants and employees at prices of $0.50 and $0.53 per June 12, 2011, and January 29, 2012, respectively.  Stock-based compensation of $101,020 in fiscal 2007 relates to the vested portion of stock options granted to directors, officers, consultants and employees, compared to $238,965 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2006.  These options were valued using the Black-Scholes option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 85% in fiscal 2007 and 109% in fiscal 2006.

Subsequent to March 31, 2007, and up to the date of the audit report of July 25, 2007, 645,000 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $144,380 to the treasury and 1,745,300 warrants were exercised at $0.45 to provide $785,385 to the treasury.  In addition, 1,855,000 stock options were granted to directors, officers and employees at an exercise price of $0.50, expiring April 18, 2012.

Insiders of Cream purchased an aggregate 51.2% of the private placement of 3,000,000 units at $0.60 noted above.  Lang Mining Corporation (“Lang Mining”) and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 units and 242,234 units, respectively, on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 8,869,953 common shares and securities convertible into 2,863,000 common shares of Cream equal in aggregate to approximately 33% of the issued and outstanding common shares of Cream.  The acquisition of 1,000,000 units by Lang Mining and 242,234 units by Dauntless, constitutes an increase to the beneficial holdings of Frank A. Lang of 4.9% of the post closing issued and outstanding common shares of Cream.  Of these securities, Lang Mining holds 3,383,403 common shares and securities convertible into 500,000 common shares of Cream equal in aggregate to approximately 10% of the post closing issued and outstanding common shares of Cream, and Dauntless holds 1,273,254 common shares and securities convertible into 214,117 common shares of Cream equal in aggregate to approximately 3.9% of the post closing issued and outstanding common shares of Cream.

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

At March 31, 2007, the following warrants were exercisable:

Number of Warrants	Exercise Price	Expiry Date
1,909,500	$0.45	April 18, 2007
1,000,000	$0.40	March 21, 2008
1,500,000	$0.75	June 1, 2007
1,250,000	$0.50	February 21, 2009
5,659,500

Year Ended March 31, 2006

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

Mineral Property Acquisitions and Payments

Costs of $59,655 incurred on the Nuevo Milenio property in Mexico were expensed in the year ended March 31, 2006.  In the third quarter of fiscal 2006, the Company recommenced capitalizing costs on the Nuevo Milenio property due to increasing silver prices, and $107,198 was capitalized to March 31, 2006.

In fiscal 2005, Cream, through its wholly owned Mexican subsidiary, Cream Minerals de Mexico, S.A. de C.V. (“CMM”), wrote off costs totalling $472,948 on the Fenix properties in the year ended March 31, 2005.  Costs incurred in the year ended March 31, 2006, of $113,042 were written off in the period of expenditure.

Expenditures incurred on the Casierra property in Sierra Leone in fiscal 2006 include the following:  Acquisition costs - $20,241; drilling - $18,172; geological and geophysical - $216,853; site activities - $63,541, and travel and accommodation- $58,838.

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

Other exploration expenditures in fiscal 2006 include $17,980 on exploration of its British Columbia properties.  This included $1,616 on assays and analysis, $8,985 on geological services and $1,516 on travel and accommodation on the Kaslo, Goldsmith, Kootenay Gemstone and Lucky Jack properties.  Exploration expenditures in Manitoba totalled $2,355 in fiscal 2006.

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

Financing Activities

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
3,032,350

The expiry date of 2,000,000 of the warrants described above was extended from April 18, 2006, to April 18, 2007, and the majority of these were exercised in fiscal 2007 and subsequent to March 31, 2007, up to the expiration date..

Year Ended March 31, 2005

Investing Activities

In fiscal 2005, the Company jointly entered into an agreement to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the same optionees (namely the Company, Sultan, and ValGold) and is currently under option to BHP Billiton.

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

In February 2005, the Company entered into an agreement with Casierra Diamond Corporation and its wholly-owned subsidiary, Casierra Development Fund Inc., (collectively, Casierra”) to earn up to a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, which it subsequently earned.

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

Financial Constraints

All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream will continue to have to rely on financing to carry on its proposed exploration programs for fiscal 2008.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize its project exploration to fit within cash availability.  Cream’s primary exploration focus is currently on the Casierra licences in Sierra Leone, the Nuevo Milenio property in Mexico, the Wine Property in Manitoba and the Goldsmith and Kootenay Gemstone properties in British Columbia.

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

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  The property was decreased to reduce carrying costs in fiscal 2005.  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2007.  The Company completed a drilling and exploration program in May 2004 and is currently planning further drilling to commence in the fall of 2007, pending financing.  Exploration results are summarized in Item 4 of this annual report.

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

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.  As of the end of the fiscal 2007 year Cream estimates the minimum cost of maintaining its corporate administrative activities at approximately $25,000 per month, based on current levels of activity.  Accordingly Cream’s management estimates that a minimum of $600,000 will be needed to maintain its corporate status and assets over the ensuing two-year period, including minimal exploration and claims related activity.  Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

Cream has made all share and cash commitments on the mineral property interests currently held.  It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Cream will need to raise additional financing to complete its proposed exploration programs for fiscal 2008.  In the event that market conditions prevent Cream from receiving additional external financing if required, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

With respect to its mineral property interests, Cream has planned a $3 million exploration program that will include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property.  This program is contingent on obtaining additional financing. To date the Company has not started this program, as it has not had sufficient financing.  Cream also has a bulk sampling program planned at a cost of US$500,000 planned to start in October 2007 on the Casierra Property, in addition to further drilling on the Nuevo Milenio property.  All of these programs are dependent upon adequate financing.  The Casierra bulk sampling, Nuevo Milenio drilling, additional drilling on the Wine property, and assessment work on the British Columbia properties are the initial exploration plans for fiscal 2008.

Financial Instruments

The Company’s financial instruments are comprised of cash and cash equivalent, short term investments, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Cream primarily holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.  Excess funds on hand, over and above planned expenditures are invested in Government of Canada or like debt obligations and other short term cash investments pending the requirement for the funds.

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

Silver

From a historical perspective Cream has strategically focused its exploration activities on potential silver based prospects.  According to the Silver Institute in Washington. D.C., total silver fabrication demand, led by surging industrial demand, rose to its highest level in 2005 since 2001.  Total silver fabrication dipped by a little under 1% in 2006 after increasing by 3% in 2005, to 864.4 million ounces (“Moz”), its highest total since 2001.  This was in spite of a trend toward significantly higher and more volatile silver prices.  Most notably, industrial applications, a key component of the demand complex, posted a 6% gain to 430.0 million ounces, recording the fifth consecutive year of growth in this category.  China posted an impressive 10.4% increase in industrial demand and Japan recorded a 10% increase in 2006.  The United States topped 106.8 Moz, a record.  Total industrial demand exceeded 50% of total global fabrication demand for the first time in 2006

Jewellery fabrication posted a nearly 5% loss in 2006, largely due to price-related losses in India.  Indonesian and Chinese jewellery fabrication, however, grew by an impressive 18 and 16%.  Lower fabrication in price-sensitive countries and structural taste shifts accounted for the 7.5 Moz dip in global silverware demand in 2006.  About 60% of the silverware decline was due to India, where the price rise was evident in rupee terms.

Photographic demand continued to fall, decreasing by 10% in 2006 to 145.8 Moz.  The bulk of the decline was the result of lower consumer film demand du to growth of digital imaging technology.

Global silver mine production edged up fractionally in 2006, with notable gains in Latin America and Asia.  Total silver mine production reached 646.1 Moz in 2006, with Peru, Mexico, China, Australia and Chile the top five silver mining countries.  Last year, silver generated at primary mines fell by 10% to 161.4 Moz. Representing 25% of global silver production.  Cash costs at primary silver mines contracted last year by 16% to average US$2.74 per ounce.

The supply of silver from above-ground stocks on a net basis dropped by 4% in 2006 to 194.4 Moz.  The decline was a result of a shift of net producer hedging to the demand side.  Total scrap supply provided the market with 188.0 Moz of silver in 2006, virtually unchanged from 2005.

To document these and other market fundamentals, each year the Silver Institute words with GFMS Limited, of London, a leading research company, to prepare and publish an annual report of worldwide silver supply and demand trends, with special emphasis on key markets and regions.  This annual survey also includes current information on prices and leasing rates, mine production, investment and fabrication.  The silver price has increased from an average of US$4.95 per ounce in 2000 to US$11.55 per ounce in 2006.  The price in 2005 averaged US$7.31.

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

F.

Tabular disclosure of contractual obligations

The Company has no long-term obligations.  All mineral option payments and share issuances are at the option of the Company, and are made pursuant to the option agreements, and upon exploration results that warrant additional work.  The following table summarizes the Company’s option payments that may be made at the option of the Company, on its mineral property interests at March 31, 2007:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total

Kootenay Gemstone Property option	$ 40,000	$ 20,000	$ --	$ --	$ --	$ --	$ 60,000
Goldsmith Property option	20,000	20,000	20,000	20,000	--	--	80,000
Lucky Jack option	20,000	20,000	20,000	--	--	--	60,000
Wine Property option	40,000	40,000	--	--	--	--	80,000
	$ 120,000	$ 100,000	$ 40,000	$ 20,000	$ --	$ --	$ 280,000

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

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company
Frank A. Lang, President Chairman, President, Chief Executive Officer and Director	Sultan Minerals Inc., Aurizon Mines Ltd., Acrex Ventures Ltd., Aurifer Capital Corp.	Chairman, President and Chief Executive Officer, Cream Minerals Ltd.
Arthur G. Troup Vice President, Exploration and Director	Sultan Minerals Inc.; Acrex Ventures Ltd.; alder Resources Ltd., Armadillo Resources Ltd. and Altima Resources Ltd.	President, Sultan Minerals Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	Director General and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000

Sargent H. Berner Director

ValGold Resources Ltd.; Emgold Mining Corporation, Aurizon Mines Ltd., Sultan Minerals Inc., Titan Logix Corp., Canadian Small Cap Resource Fund 2006 No. 1 and No. 2 Limited Partnerships, NovaDX Ventures Corp., Pacific Ridge Exploration Ltd., Bordeaux Energy Inc., Magnate Ventures Inc., Palo Duro Entergy Inc., and Olivut Resources Ltd.,

Businessman
Robin H. Merrifield Director	Acrex Ventures Ltd.	Senior Vice President and Chief Financial Officer, Uranium One Inc.
C. Douglas Lang	None	Business consultant since 2005
Shannon M. Ross CFO and Corporate Secretary	Golden Pacific Capital Corp., Glenthorne Enterprises Inc., Canadian Small Cap Resource Fund 2006 No. 1 and No. 2 Limited Partnerships,	Chief Financial Officer of ValGold Resources Ltd., Sultan Minerals Inc., and Emgold Mining Corporation

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

Robin Merrifield, Director since 2004, was a business consultant from 2001 to 2006.  Since July 2006 he has been the Senior Vice President and Chief Financial Officer of Uranium One Inc.  From 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

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

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.  Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will declare his interest and abstain from voting on such matter.  All directors have a term of office expiring at the next annual general meeting of Cream which is expected to be held in September 2007.

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

The purpose of the Plan is to allow Cream to grant options to directors, officers, employees and service providers, as an incentive to continue to serve, and as an opportunity to participate in the profitability of Cream.  The granting of such options is intended to align the interests of such persons with that of Cream.  Options are exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to the Cream or its subsidiaries.  At March 31, 2007, and at August 31, 2007, the maximum number of Common Shares which may be issued pursuant to options previously granted and granted under the Plan is 7,752,268, or such additional amounts as may be approved from time to time by shareholders of Cream.  A total of 4,979,900 stock options are outstanding as of August 31, 2007, and 3,770,400 were outstanding at March 31, 2007.

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

Option Grants During the Most Recently Completed Financial Year

At August 31, 2007, the Company’s current option plan allows for the issuance of 7,752,268 stock options.  There were 410,000 options granted during the year ended March 31, 2007.  Subsequent to March 31, 2007, 645,000 stock options were exercised at prices ranging from $0.16.5 to $0.54 to provide $144,380 to the treasury and 1,745,300 warrants were exercised at $0.45 to provide $785,385 to the treasury.  In addition, subsequent to March 31, 2007, a grant of 1,855,000 stock options was made to directors, officers and employees at a price of $0.50, expiring April 18, 2012, leaving 1,761,868 options available to be granted from a maximum allowable of 7,752,268.  At the Company’s Annual General Meeting held on September 21, 2007, the maximum allowable under the plan was increased to 8,941,761 options.  The plan allows for a vesting period of all options granted under the plan as follows: 25% on grant, and 25% every six months thereafter.  There are no changes to be made to the terms of the stock option plan.  The Plan provides that the number of common shares under the Plan, together with all of Cream’s other previously established or proposed share compensation arrangements, may not exceed 20% of the total number of issued and outstanding common shares.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis.

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

Stock Options Outstanding

(at August 31, 2007)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Cream and Subsidiaries

Frank A. Lang Chairman, President and Chief Executive Officer and Director	100,000	0.54	December 18, 2003	December 18, 2008
	500,000	0.215	October 28, 2005	October 28, 2010
	270,000	0.50	April 16, 2007	April 16, 2012
	870,000
Arthur G. Troup Vice President Exploration and Director	100,000	0.54	December 18, 2003	December 18, 2008
	100,000	0.30	October 6, 2004	October 6, 2009
	120,000	0.165	August 3, 2005	August 3, 2010
	150,000	0.50	April 16, 2007	April 16, 2012
	470,000
Shannon M. Ross Chief Financial Officer and Corporate Secretary	100,000	0.54	December 18, 2003	December 18, 2008
	120,000	0.165	August 3, 2005	August 3, 2010
	180,000	0.50	April 16, 2007	April 16, 2012
	400,000
Sargent H. Berner Director	100,000	0.54	December 18, 2003	December 18, 2008
	125,000	0.165	August 3, 2005	August 3, 2010
	160,000	0.50	April 16, 2007	April 16, 2012
	385,000
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	100,000	0.54	December 18, 2003	December 18, 2008
	116,100	0.30	October 6, 2004	October 6, 2009
	30,000	0.165	August 3, 2005	August 3, 2010
	100,000	0.53	January 29, 2007	January 29, 2012
	175,000	0.50	April 16, 2007	April 16, 2012
	521,100
Robin Merrifield Director	150,000	0.30	October 6, 2004	October 6, 2009
	120,000	0.165	August 3, 2005	August 3, 2010
	75,000	0.50	April 16, 2007	April 16, 2012
	345,000
C. Douglas. Lang Director	100,000	0.50	June 12, 2006	June 12, 2011
	75,000	0.50	April 16, 2007	April 16, 2012
	175,000
Total Directors/Officers (7 persons)	3,166,100
Total Employees/Consultants (21 persons)	1,474,300	$0.15 to $0.54	April 26, 2002 to August 3, 2005	April 26, 2007 to August 3, 2010
Total Directors/Officers/ Employees/ Consultants	3,835,400

There were 877,900 stock options exercised in fiscal 2007.  In the year ended March 31, 2007, 410,000 stock options were granted at prices ranging from $0.50 to $0.53 to consultants and directors.  Subsequent to March 31, 2007, 1,855,000 stock options were granted to directors, officers and employees at an exercise price of $0.50, expiring April 18, 2012.

During Cream’s financial year ended March 31, 2007, the aggregate direct remuneration paid or payable to Cream’s directors and senior officers by Cream and its subsidiaries, all of whose financial statements are consolidated with those of Cream, was $119,542 and US$102,000.  This figure includes $85,000 paid to Lang Mining Corporation, US$102,000 paid to the director and sole administrator of Cream Minerals de Mexico, S.A. de C.V. and $17,042 paid to the officers of Cream, other than the fees paid to the President and Chief Executive Officer and the sole administrator of the Company.  The portion of remuneration received through LMC Management Services Ltd., which is attributable to directors and officers for Cream’s affairs totalled $34,542 for the year ended March 31, 2007.

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

The compensation paid to each of the Named Executive Officers during Cream’s three most recently completed financial years ended March 31, is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary Bonus Other Annual ($) ($) Compensation ($)			Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang, President and Director	2007	Nil	Nil	85,000	Nil	Nil	Nil	Nil
	2006	Nil	Nil	30,000	750,000	Nil	Nil	Nil
	2005	Nil	Nil	30,000	Nil	Nil	Nil	Nil
Arthur G. Troup Vice President Exploration and Director	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2006	9,493	Nil	Nil	120,000	Nil	Nil	Nil
	2005	15,200	Nil	Nil	100,000	Nil	Nil	Nil
Ferdinand Holcapek Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. and Director	2007	US102,000	Nil	Nil	100,000	Nil	Nil	Nil
	2006	59,138	Nil	Nil	120,000	Nil	Nil	Nil
	2005	106,572	Nil	Nil	200,000	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2007	17,042	Nil	Nil	Nil	Nil	Nil	Nil
	2006	22,556	Nil	Nil	120,000	Nil	Nil	Nil
	2005	16,930	Nil	Nil	Nil	Nil	Nil	Nil

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers and directors exercised the following stock options in respect of Cream’s shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable*	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang	170,000	54,400	600,000/0	147,500/0
Ferdinand Holcapek	173,900	80,200	346,100/0	54,300/32,300
Sargent H. Berner	Nil	Nil	310,000/0	88,575/0
Arthur G. Troup	Nil	Nil	395,000/0	92,350/0
C. Douglas Lang	Nil	Nil	50,000/50,000	2,000/0
Robin Merrifield	Nil	Nil	270,000/0	75,600/0
Shannon M. Ross	Nil	Nil	270,000/0	61,100/0

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

Securities Held by Insiders

As at August 31, 2007, the directors and officers of Cream held as a group, directly and indirectly, ownership or control of 19,432,664 fully diluted common shares (37.78%).  To the knowledge of the directors and officers of Cream, as at such date, there were no persons exclusive of Frank A. Lang holding more than 10% of the issued common shares.

C.

BOARD PRACTICES

All directors were re-elected at the September 20, 2006, annual general meeting and have a term of office expiring at the next annual general meeting of Cream to be held on September 21, 2007.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act I the best interest to the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Robin Merrifield was appointed to the Board as an independent director.  There are six directors.  Frank Lang, Arthur Troup and Fred Holcapek are related due to holding an executive position with the Company, or a subsidiary.  Mr. Holcapek also receives consulting fees.  Sargent Berner was formerly an associate counsel at DuMoulin Black, the Company’s legal counsel, and was related until April 1, 2006. He currently receives consulting fees for services through a private company, Kent Avenue Consulting Ltd.  C. Douglas Lang is an unrelated director.

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

D.

EMPLOYEES

At March 31, 2007, Cream had no employees in its head office and contracts staff on an as needed basis.  Cream’s functions are primarily administered through LMC Management Services Ltd. (“LMC”) (see Item 7).  CMM, Cream’s subsidiary in Mexico has less than five employees.

E.

SHARE OWNERSHIP

Common Shares (fully diluted) at August 31, 2007

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
Frank A. Lang	9,136,580/4,754,607 (1)	27.01%
Ferdinand Holcapek	2,872,037/0(2)	5.58%
Arthur G. Troup	737,400/121,000(3)	1.67%
C. Douglas Lang	227,540/0(4)	0.44%
Robin Merrifield	345,000/0(5)	0.67%
Sargent H. Berner	683,500/0(6)	1.33%
Shannon M. Ross	555,000/0(7)	1.08%
	14,557,057/4,875,607	37.78%

*Based on 51,438,709 shares outstanding as of August 31, 2007, including stock options and warrants that were exercisable on that date.

(1)

Of these shares, 870,000 represent stock options in the name of Frank A. Lang, and 2,080,000 warrants in the name of Frank Lang.  Of the indirect ownership, 4,950 are in the name of Mark Management Ltd., 1,366,254 are held in the name of Dauntless Developments Ltd., and 3,383,403 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(2)

Of these shares, 521,100 represent stock options.

(3)

Of these shares, 470,000 represent stock options.  The common shares held indirectly are in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(4)

Of these shares, 175,000 represent stock options.

(5)

Of these shares, 345,000 represent stock options.

(6)

Of these shares, 385,000 represent stock options.

(7)

Of these shares, 400,000 represent stock options.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Cream’s securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of August 31, 2007, Cream had authorized an unlimited number of common shares without par value of which 44,208,809 were issued and outstanding.

As of August 31, 2007, the only registered holders of 5% or more of the common shares of Cream were Frank Lang with 6,186,580 common shares held directly and 4,754,607 common shares held indirectly, and Ferdinand Holcapek with 2,350,937 common shares held directly.  All other known shareholders with greater than 5% are brokerage clearing houses.

As of August 31, 2007, directors and officers of Cream as a group (seven persons) owned or controlled an aggregate of 14,186,564 common shares (32.09%) of Cream, or 19,432,664 common shares (37.78%) on a fully diluted basis.

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

As of August 31, 2007, there were 277 registered shareholders of record holding a total of 44,208,809 common shares of Cream.  To the best of Cream’s knowledge there were 84 registered shareholders of record with registered addresses in Canada, 186 shareholders of record with registered addresses in the United States and 7 shareholders of record with registered addresses in other countries holding approximately 42,421,450 (96.0%), 1,600,973 (3.6%)

and 186,386 (0.4%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house is located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2007, except as noted below.

Casierra Acquisition

In fiscal 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream earned up to a 70% interest in the properties by issuing a total of 500,000 common shares and incurring exploration costs of not less than US$800,000 by March 16, 2007.  A joint venture is to be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia

Management Agreements

Frank A. Lang and Lang Mining Corporation

On January 1, 2003, the Company commenced paying a management fee of $2,500 per month to Lang Mining Corporation (“Lang Mining”) for the services of Frank A. Lang.  Lang Mining is a private company of which Frank A. Lang is the President, a Director and a major shareholder.  These services are not provided by LMC Management Services Ltd. (“LMC”).  The fee paid to Lang Mining was increased to $5,000 per month from April 1, 2006, to October 31, 2006, and $10,000 per month from November 1, 2006, to March 31, 2007.

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

During the years ended March 31, 2007, 2006 and 2005, $232,638, $244,149 and $186,603 were paid to LMC, respectively.  These totals include salaries and benefits and full cost recoveries.

Other Related Party Transactions in the Three Years Ended March 31, 2007

Consulting fees of $17,500 (2006 - $7,500; 2005 - $Nil) were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative services and geological services, for a total of US$102,000 (2006 - $59,138; 2005 - $106,572).

Legal fees of $Nil (2006 - $13,895, 2005 - $32,773) were paid to DuMoulin Black, Barristers and Solicitors during the year ended March 31, 2007.  A director of the Company was an associate counsel of the law firm to April 1, 2006.

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

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

1.

Trading Markets

The tables below list the high and low prices for common shares of the Company for the past three years and for the current fiscal year to August 31, 2007:

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low	Monthly
	($)	($)	Volume
Month ended
August 31, 2007	0.67	0.40	2,232,000
July 31, 2007	1.38	0.34	9,513,000
June 30, 2007	0.61	0.44	882,000
May 31, 2007	0.59	0.47	617,000
April 30, 2007	0.59	0.50	831,000
March 31, 2007	0.52	0.44	1,456,000
February 28, 2007	0.55	0.44	2,641,000
January 31, 2007	0.54	0.40	3,299,000
December 31, 2006	0.66	0.40	892,000

November 30, 2006	0.65	0.51	529,000
October 31, 2006	0.55	0.43	423,000
September 30, 2006	0.58	0.45	504,000
August 31, 2006	0.58	0.47	470,000
July 31, 2006	0.57	0.47	354,000
June 30, 2006	0.60	0.33	967,000
May 31, 2006	0.80	0.57	3,009,000
April 30, 2006	0.76	0.52	7,781,000
March 31, 2006	0.55	0.30	3,947,000
February 28, 2006	0.45	0.34	842,000
January 31, 2006	0.40	0.25	780,000

By Quarter
Calendar 2007
First Quarter	0.55	0.40	7,396,000
Second Quarter	0.61	0.44	2,330,000

Calendar 2006
First Quarter	0.55	0.25	5,569,000
Second Quarter	0.80	0.33	11,757,000
Third Quarter	0.58	0.45	1,328,000
Fourth Quarter	0.66	0.40	1,844,000

Calendar 2005
First Quarter	0.40	0.27	1,003,000
Second Quarter	0.38	0.21	774,300
Third Quarter	0.24	0.16	1,325,800
Fourth Quarter	0.28	0.16	1,187,300

Annual 2006	0.80	0.25	20,498,000
Annual 2005	0.40	0.16	4,290,400
Annual 2004	0.90	0.26	7,300,300
Annual 2003	0.69	0.10	5,060,600

OTCBB: CRMXF – Trading in U.S. Dollars
	High	Low	Volume
	($)	($)
Month ended
August 31, 2007	0.65	0.35	343,000
July 31, 2007	1.38	0.30	260,000
June 30, 2007	0.57	0.40	51,000
May 31, 2007	0.61	0.42	79,000
April 30, 2007	0.51	0.40	80,000
March 31, 2007	0.48	0.37	113,000
February 28, 2007	0.45	0.36	164,000
January 31, 2007	0.44	0.36	163,000
December 31, 2006	0.59	0.35	137,000
November 30, 2006	0.56	0.41	92,000
October 31, 2006	0.46	0.36	55,000
September 30, 2006	0.56	0.41	99,000
August 31, 2006	0.52	0.35	59,400
July 31, 2006	0.51	0.35	107,800
June 30, 2006	0.54	0.30	616,300

May 31, 2006	0.72	0.49	175,300
April 30, 2006	1.01	0.44	551,500
March 31, 2006	0.45	0.29	441,700
February 28, 2006	0.38	0.30	239,100
January 31, 2006	0.38	0.21	220,600

By Quarter
Calendar 2007
First Quarter	0.48	0.36	440,000
Second Quarter	0.61	0.40	210,000

Calendar 2006
First Quarter	0.45	0.21	901,400
Second Quarter	1.01	0.30	1,343,100
Third Quarter	0.56	0.33	259,000
Fourth Quarter	0.59	0.35	285,000

Calendar 2005
First Quarter	0.31	0.21	562,300
Second Quarter	0.29	0.15	208,300
Third Quarter	0.22	0.12	464,600
Fourth Quarter	0.23	0.12	430,100

Calendar 2004
First Quarter	0.67	0.35	857,000
Second Quarter	0.64	0.21	1,125,500
Third Quarter	0.38	0.21	529,500
Fourth Quarter	0.36	0.20	646,100

Annual 2005	0.31	0.12	1,665,300
Annual 2004	0.67	0.20	3,158,100
Annual 2003	0.48	0.05	386,700

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

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Cream’s share capital consists of one class of shares, namely common shares without par value, of which there are an unlimited number of shares authorized and 44,208,809 common shares without par value issued and outstanding as of August 31, 2007.  Note 8 of the accompanying audited consolidated financial statements provide details of all share issuances effected by Cream and the issue price per share for the three previous fiscal years.  There are no shares of Cream that are held by or on behalf of Cream.  There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of Cream rank pari passu for the payment of any dividends and distributions in the event of a windup.  A summary of Cream’s dilutive securities (convertible or exercisable into common shares) is as follows:

B.

Memorandum and Articles of Association

Cream’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412.  A copy of the Articles of Association and Memorandum were filed as an exhibit with Cream’s initial registration statement on Form 20-F and amended articles have been filed as exhibits subsequent to the initial registration statement.

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

Descriptions of rights, preferences and restriction attaching to each class of shares

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 44,208,809 are outstanding as of August 31, 2007.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Cream on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-

resident who proposes to acquire the Common Shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.  Cream does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Cream’s relatively small capitalization.  Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company’s common shares.

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

United States Federal Income Tax Consequences

NOTHING CONTAINED IN THIS SUMMARY CONTAINING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED FOR THE PURPOSE OF AVOIDING U.S. TAX PENALTIES UNDER THE CODE.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Cream who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Cream.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Cream

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Cream are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Cream has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current and accumulated earnings and profits of Cream, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Under current Treasury Regulations, dividends paid on Cream’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of Cream’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Cream may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive category income”, and “general category income.”  Dividends distributed by Cream will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Cream should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Cream appears to have been a PFIC for the fiscal year ended December 31, 2006, and at least certain prior fiscal years.  In addition, Cream may qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Cream is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, Cream qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date.  The qualification date is the first day of Cream’s first tax year in which Cream qualified as a QEF with respect to such U.S. Holder.  For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and the above-described gain-recognition election under Section 1291 is referred to herein as an “Electing U.S. Holder.”  A U.S. Holder who holds common shares at any time during a year of Cream in which Cream is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and does not make the above-described gain-recognition election) is referred to herein as a “Non-Electing U.S. Holder.”  An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Cream common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Cream’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Cream common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Cream.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Cream common shares and all excess distributions on his Cream common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Cream (i) which began after December 31, 1986, and (ii) for which Cream was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Cream is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Cream common shares, then Cream will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Cream common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if a Non-Electing U.S. Holder makes the mark-to-market election after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Cream common shares.  A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Cream as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Cream included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of Cream will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Cream common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  A U.S. Holder makes a mark-to-market election by filing IRS Form 8621.  No view is expressed regarding whether common shares of Cream are marketable for these purposes or whether the election will be available.

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

Certain special, generally adverse, rules will apply with respect to Cream common shares while Cream is a PFIC unless the U.S. Holder makes a timely QEF election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

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

Not applicable

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Transaction Risk and currency Risk Management

Cream’s current operations do not employ financial instruments or derivatives.  Currently, the Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

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

Exchange Rate Sensitivity

The majority of Cream’s exploration operations are in Sierra Leone, with additional exploration being conducted in Mexico and Canada, and its administrative operations are in Canada.  It is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds are usually received in Canadian dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U. S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Exchange gains incurred in fiscal 2007 were $2,330 on $2.8 million in expenditures, a nominal amount.

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

	Years ended March 31,
Services:	2007 (Cdn$)	2006 (Cdn$)
Audit fees	$ 17,500	$ 11,400
Audit-related fee	NIL	3,300
Tax fees	1,690	600
All other fees	--	--
Total fees	$ 19,190	$ 15,300

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

During the year ended March 31, 2007, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 13 to the consolidated financial statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

ITEM 18

FINANCIAL STATEMENTS

Not applicable.  See item 17.

ITEM 19.

EXHIBITS

Financial Statements:

a.

Auditors’ Report on the consolidated balance sheets as at March 31, 2007 and 2006, and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended March 31, 2007, 2006 and 2005;

b.

Consolidated balance sheets as at March 31, 2007 and 2006;

c.

Consolidated statements of operations for each of the three years ended March 31, 2007, 2006 and 2005;

d.

Consolidated statements of shareholders’ equity for each of the three years ended March 31, 2007, 2006 and 2005;

e.

Consolidated statements of cash flows for each of the three years ended March 31, 2007, 2006 and 2005;

f.

Notes to the consolidated financial statements.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	CMA 2004 Stock Option Plan, as Amended Sept 21, 2006
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

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

MARCH 31, 2007 and 2006

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2007 and 2006 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years ended March 31, 2007, 2006 and 2005. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2007 and 2006 and the results of its operations, shareholders’ equity and its cash flows for each of the three years ended March 31, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

On July 25, 2007, we reported separately to the shareholders of Cream Minerals Ltd. On the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles, excluding Note 13, Differences Between Canadian and United States generally accepted accounting principles, included in the accompanying financial statements.

Vancouver, Canada

/s/ Morgan & Company

July 25, 2007

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements.  Our report to the shareholders, dated July 25, 2007, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the Auditors’ Report when these are adequately disclosed in the financial statements.

Vancouver, Canada

/s/ Morgan & Company

July 25, 2007

Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

	March 31,	March 31,
	2007	2006

Assets

Current assets
Cash and cash equivalents	$ 202,486	$ 398,815
Short term investments	35,750	--
Taxes recoverable	91,972	13,636
Due from related parties (Note 9)	11,999	16,866
Accounts receivable and prepaid expenses	62,530	3,049
	404,737	432,366

Mineral property interests (Notes 4 and 14)	3,837,781	1,323,978
Equipment (Note 5)	177,998	40,023
Investments (Note 6)	31,706	31,706
Reclamation and other deposits (Note 7)	3,000	32,883

	$ 4,455,222	$ 1,860,956

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 304,473	$ 15,670
Accounts payable, related parties (Note 9)	96,654	450,838
	401,127	466,508
Shareholders’ equity
Share capital (Note 8)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 41,801,343 (2006 – 34,766,276) common shares	21,482,992	18,530,383
Warrants	349,830	--
Contributed surplus	816,439	795,881
Deficit	(18,595,166)	(17,931,816)
	4,054,095	1,394,448
	$ 4,455,222	$ 1,860,956

Going concern and nature of operations (Note 1)

Subsequent events (Notes 1, 4, 8 and 16)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of Directors

/s/Frank A. Lang

/s/Robin Merrifield

Frank A. Lang

Robin Merrifield

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations

	For the years ended March 31,
	2007	2006	2005

Expenses
Amortization	$ 1,890	$ 6,443	$ 8,536
Foreign exchange (gains) / losses	(2,330)	3,141	13,958
Legal, accounting and audit	42,419	26,642	58,787
Management and consulting fees (Note 9 ( b, d))	102,500	37,500	30,000
Office and administration	79,474	133,781	90,536
Property investigation costs	12,132	--	25,193
Salaries and benefits	75,929	84,795	64,855
Shareholder communications	286,510	190,246	114,625
Stock-based compensation	67,867	232,287	288,601
Travel and conferences	19,458	49,139	25,673
Write-down of investments	--	24,999	12,191
Write-down of mineral property interests	--	172,697	1,995,978
(Recovery)/write-down of value added tax	--	(69,841)	91,411
Interest income	(22,499)	(565)	(5,341)

Loss for the year	(663,350)	(891,264)	(2,815,003)

Loss per common share	$ (0.02)	$ (0.03)	$ (0.10)

Weighted average number of common shares outstanding – basic and diluted	38,395,299	32,188,964	28,765,766

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity
Years ended March 31, 2007 and 2006

	Common Shares Without Par Value		Share Subscriptions	Warrants	Contributed Surplus	Deficit	Total Shareholders’
	Shares	Amount					Equity
Balance, March 31, 2004	28,049,991	$ 16,516,678	$ --	$ --	$ 247,636	$ (14,225,549)	$ 2,538,765
Exercise of warrants	810,001	240,000	--	--	--	--	240,000
Stock options exercised	364,000	53,852	--	--	(8,102)	--	45,750
Private placements, less share issue costs	--	--	429,217	--	--	--	429,217
Mineral property interests
Goldsmith Claims	50,000	32,000	--	--	--	--	32,000
Lucky Jack Claims	50,000	38,500	--	--	--	--	38,500
Stephens Lake – Trout Claims	16,667	5,583	--	--	--	--	5,583
Fenix Property	50,000	14,000	--	--	--	--	14,000
Kootenay Gemstone Property	100,000	30,000	--	--	--	--	30,000
Casierra Diamond Licences	200,000	80,000	--	--	--	--	80,000
Stock-based compensation	--	--	--	--	349,809	--	349,809
Loss for the year	--	--	--	--	--	(2,815,003)	(2,815,003)
Balance, March 31, 2005	29,690,659	17,010,613	429,217	--	589,343	(17,040,552)	988,621
Stock options exercised	776,600	128,937	--	--	(32,427)	--	96,510
Private placements, less share issue costs	4,000,000	1,286,343	(429,217)	--	--	--	857,126
Mineral property interests
Goldsmith Claims	50,000	17,000	--	--	--	--	17,000
Lucky Jack Claims	50,000	17,500	--	--	--	--	17,500
Stephens Lake – Trout Claims	16,667	2,667	--	--	--	--	2,667
Kootenay Gemstone Property	100,000	37,000	--	--	--	--	37,000
Wine Claims	50,000	19,000	--	--	--	--	19,000
Finders’ fees	32,350	11,323	--	--	--	--	11,323
Stock-based compensation	--	--	--	--	238,965	--	238,965
Loss for the year	--	--	--	--	--	(891,264)	(891,264)
Balance, March 31, 2006	34,766,276	18,530,383	--	--	795,881	(17,931,816)	1,394,448
Stock options exercised	877,900	251,432	--	--	(80,462)	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	--	349,830	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	22,000
Stock-based compensation	--	--	--	--	101,020	--	101,020
Loss for the year	--	--	--	--	--	(663,350)	(663,350)
Balance, March 31, 2007	41,801,343	$ 21,482,992	$ --	$ 349,830	$ 816,439	$ (18,595,166)	$ 4,054,095

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2007	2006	2005
Cash provided by (used for)

Operating activities
Loss for the year	$ (663,350)	$ (891,264)	$ (2,815,003)
Items not affecting working capital
Amortization	1,890	6,443	8,536
Stock-based compensation	67,867	232,287	288,601
Write-down of mineral property interests	--	172,697	1,995,978
Write-down of investments	--	24,999	12,191
Changes in non-cash working capital
Taxes recoverable	(78,336)	(5,661)	60,744
Accounts receivable and prepaid expenses	(59,481)	6,790	10,730
Accounts payable and accrued liabilities	18,069	(9,272)	(1,035)
	(713,341)	(462,981)	(515,753)

Investing activities
Mineral property interests
Acquisition costs	(63,095)	(40,147)	(67,814)
Exploration and development costs	(1,850,109)	(471,547)	(982,996)
Related party advances	9,404	(16,866)	(162,025)
Reclamation and other deposits	29,883	--	(16,381)
Short term investments	(35,750)	--	--
Equipment	(201,411)	(4,918)	(56,966)
	(2,111,078)	(533,478)	(1,286,182)

Financing activities
Due to/from related parties	(358,720)	337,230	(76,495)
Issuance of common shares	2,986,810	964,960	285,750
Share subscriptions received	--	--	429,217
	2,628,090	1,302,190	714,967

Cash and cash equivalents
Increase (decrease) during the year	(196,329)	305,731	(1,086,968)
Balance, beginning of year	398,815	93,084	1,180,052

Balance, end of year	$ 202,486	$ 398,815	$ 93,084

Supplementary information
Stock-based compensation in mineral property interests	$ 33,153	$ 6,679	$ 61,208
Contributed surplus recognized on option exercise	$ 80,462	$ 32,428	$ 8,102
Issuance of shares for mineral property interests	$ 235,167	$ 93,165	$ 200,083
Issuance of shares for finance and agent’s fee	$ --	$ 11,323	$ --

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

1.

Going concern and nature of operations:

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico, Sierra Leone and Canada.

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

The Company had a loss of $663,350 for the year ended March 31, 2007, and the Company had working capital, defined as current assets less current liabilities, as at March 31, 2007, of $3,610, with an accumulated deficit of $18,595,166.

The Company has capitalized $3,837,781 (2006 – $1,323,978) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  In addition, the Company must make cash payments of $138,333 and issue 66,666 common shares in fiscal 2008 to maintain the mineral property interests held at March 31, 2007.  Subsequent to March 31, 2007, cash payments of $55,000 have been made, and 16,666 common shares have been issued.

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

For the years ended March 31, 2007, 2006 and 2005

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

For the years ended March 31, 2007, 2006 and 2005

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

At March 31, 2007, the Company has only performed exploratory work on its mineral properties, and has no unfulfilled legal obligations for reclamation.  As such, no provision for reclamation activities has been made in these financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

2.

Significant accounting policies (continued):

(i)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation.  Its monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, non-monetary assets and related amortization at historical rates, and revenue and expense items at the exchange rates prevailing on transaction dates.  Foreign currency translation gains or losses are included in the consolidated statements of operations.

(j)

Stock-based compensation

The Company has a stock option plan which is described in Note 8.  Stock-based compensation is recorded using the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

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

3.

New accounting pronouncements:

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 3865, Hedges and Section 1530, Comprehensive Income.

Section 3855 expands on Section 3860, Financial Instruments – Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

3.

New accounting pronouncements (continued):

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13, Hedging relationships, and the hedging guidance in Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as “Other Comprehensive Income.”

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and thus will be implemented by the Company in its fiscal year starting April 1, 2007.  The Company has not yet determined the full impact of these standards on its consolidated financial statements.

4.

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

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

4.

Mineral property interests (continued):

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

(c)

British Columbia properties

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($30,000 paid) over six years.  In April 2007, an additional cash payment of $20,000 was made.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($50,000 paid) over six years.  In April 2007, an additional payment of $20,000 was made pursuant to the option agreement.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company has a one-third interest, along with Sultan Minerals Inc. and ValGold Resources Ltd. (“Sultan” and “ValGold” or the “Companies”) in its initial Mineral Exploration Licence Number 64 and staked claims to the north and contiguous in Manitoba (“the Stephens Lake property”).

The Company also, jointly with Sultan and ValGold, acquired an option on two staked claims, the Trout and Trout 1 claims, which are contiguous with and encompassed by the Stephens Lake Claim Group.

Under the terms of the Trout Claim Group agreement, the Companies agreed to make cash payments totalling $110,000 ($23,333 paid by the Company) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies (50,001 shares of the Company issued at March 31, 2007, and subsequently fully issued on July 21, 2007)) to the optionor over a 36-month period from July 22, 2004.  Upon earning the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

4.

Mineral property interests (continued):

 (d)

Manitoba Properties (continued)

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($10,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(e)

Casierra Diamond Licences, Sierra Leone

The Company has acquired a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures by March 16, 2007.  A joint venture will be formed between the parties and each party will contribute to further expenditures on the licences in accordance with its interest.

5.

Equipment:

	Cost	Accumulated Depreciation	Net Book Value 2007	Cost	Accumulated Depreciation	Net Book Value 2006
Vehicles	$ 57,283	$ 33,745	$ 23,538	$ 47,907	$ 22,201	$ 25,706
Office equipment	1,573	292	1,281	515	145	370
Computer equipment	16,673	7,404	9,269	6,688	3,026	3,662
Field equipment	192,833	48,923	143,910	17,274	6,989	10,285
	$ 268,362	$ 90,364	$ 177,998	$ 72,384	$ 32,361	$ 40,023

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

6.

Investments:

	Number of Shares	Book Value 2007	Book Value 2006
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000	$30,000
Abitibi Mining Corp.	7,000	210	210
Stingray Resources Ltd.	2,016	698	698
Emgold Mining Corporation	2,000	480	480
Sultan Minerals Inc.	2,630	316	316
		31,704	31,704
Non-public companies:
Terra Gaia Inc.	100,000	1	1
LMC Management Services Ltd. (Note 9)	1	1	1
		$31,706	$31,706

The Company wrote down its investment in Terra Gaia Inc. to a nominal value of $1 at March 31, 2006.  The quoted market value of the above listed publicly traded securities as at March 31, 2007, was $34,306 (2006 - $36,686).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.

7.

Reclamation and other deposits:

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

8.

Share capital:

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

During the year, the Company completed the following share placements:

(c)

On June 1, 2006, the Company completed a private placement of 3,000,000 units at a price of $0.60 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.75 until June 1, 2007.

(d)

On February 22, 2007, the Company completed a private placement of 2,500,000 units at a price of $0.40 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.50 until February 21, 2009.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

8.

Share capital (continued):

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 7,752,268 common shares under the plan.  At March 31, 2007, 3,770,400 (2006 – 4,238,300) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2007	2006	2005
Risk free interest rate	3.98%	3.21%	2.23%
Expected life (years)	3.0	3.0	3.0
Expected volatility	85%	109%	141%
Fair value per option granted	$ 0.26	$ 0.12	$ 0.24

The following table summarizes information on stock options outstanding at March 31, 2007:

Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life
$0.15	310,000	0.07 years
$0.54	1,199,300	1.72 years
$0.30	416,100	2.52 years
$0.165	935,000	3.35 years
$0.215	500,000	3.58 years
$0.50	100,000	4.20 years
$0.53	310,000	4.78 years
	3,770,400

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

8.

Share capital (continued):

Stock options (continued)

A summary of the changes in stock options for the years ended March 31, 2007, 2006 and 2005, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2004	2,854,900	$0.31
Exercised	(364,000)	$0.12
Expired and cancelled	(61,000)	$0.34
Granted	600,000	$0.30
Balance, March 31, 2005	3,029,900	$0.33
Exercised	(776,600)	$0.12
Granted	1,985,000	$0.18
Balance, March 31, 2006	4,238,300	$0.30
Exercised	(877,900)	$0.19
Granted	410,000	$0.52
Balance, March 31, 2007	3,770,400	$0.34
Exercisable at March 31, 2007	3,362,900	$0.34

Share purchase warrants

As at March 31, 2007, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,909,500	$0.45	April 18, 2007
1,000,000	$0.40	March 21, 2008
1,500,000	$0.75	June 1, 2007
1,250,000	$0.50	February 21, 2009
5,659,500

During the year ended March 31, 2007, 32,350 warrants exercisable at a price of $0.45 expired unexercised.  Subsequent to March 31, 2007, 164,200 warrants exercisable at $0.45 expired, unexercised, and 1,500,000 warrants exercisable at $0.75 expired, unexercised.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

9.

Related party transactions and balances:

Services rendered in the year ended March 31,	2007	2006	2005
LMC Management Services Ltd. (a)	$ 232,638	$ 244,149	$ 186,603
Lang Mining Corporation (b)	85,000	30,000	30,000
Legal fees	--	13,895	32,773
Consulting (d)	17,500	7,500	--
Director (e, f)	US 102,000	59,138	106,572

Balances at March 31,	2007	2006
Balances receivable from:
LMC Management Services Ltd.	$ 11,999	$ --
Casierra project advances (c)	--	16,866
Balances payable to:
LMC Management Services Ltd.	$ --	$ 903
Ainsworth Jenkins - Casierra project (c)	49,612	--
Directors	47,042	446,935
Legal fees	--	3,000
	$ 96,654	$ 450,838

(a)

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining provided management services at a rate of $5,000 per month from April 1 to October 31, 2006 and $10,000 per month from November 1, 2006 to March 31, 2007.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC Management Services Ltd.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

(e)

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

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

(h)

Related parties participated in the private placements described in Note 8.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

10.

Financial instruments:

The Company’s financial instruments are comprised of cash and cash equivalents, short term investments, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.

11.

Segmented information:

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2007	Canada	Mexico	Sierra Leone	Total
Current assets	$ 274,528	$ 130,209	$ --	$ 404,737
Mineral properties and deferred costs	1,029,042	1,077,716	1,731,023	3,837,781
Equipment	6,393	6,691	164,914	177,998
Investments	31,706	--	--	31,706
Reclamation and other deposits	3,000	--	--	3,000
Total Assets	$ 1,344,669	$ 1,214,616	$ 1,895,937	$ 4,455,222

2006	Canada	Mexico	Sierra Leone	Total
Current assets	$ 366,868	$ 65,498	$ --	$ 432,366
Mineral properties and deferred costs	651,599	107,198	565,181	1,323,978
Equipment	2,047	12,926	25,050	40,023
Investments	31,706	--	--	31,706
Reclamation and other deposits	32,883	--	--	32,883
Total Assets	$ 1,085,103	$ 185,622	$ 590,231	$ 1,860,956

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

12.

Income taxes:

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2007	2006	2005
Loss for the year	$ 663,350	$ 891,264	$ 2,815,003
Statutory tax rate	34.12%	34.50%	35.62%
Expected income tax recovery	226,335	307,442	1,002,704
Non-deductible differences	(29,073)	(145,678)	(559,548)
Deductible differences	148,796	96,572	12,931
Effect of tax rate in different regimes	(187)	(5,124)	(41,789)
Unrecognized benefits of current year’s losses	(345,871)	(253,212)	(414,298)
Income tax provision	--	--	--

The significant components of the Company’s future tax assets are as follows:

	2007	2006	2005

Operating losses carried forward	$ 1,346,098	$ 1,197,390	$ 1,304,513
Resource deductions	1,743,824	1,870,169	2,237,356
Share issue costs	19,249	27,866	51,724
	3,109,171	3,095,425	3,593,593
Valuation allowance for future tax assets	(3,109,171)	(3,095,425)	(3,593,593)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

The Company has Canadian non-capital losses carried forward of $2,929,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2008	370,000
2009	278,000
2010	270,000
2014	405,000
2015	424,000
2026	564,000
2027	618,000
Total	2,929,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $1,565,000, expiring at various dates over the next seven years, available to offset future Mexican-source income.  The Company has resource pools of approximately $8,439,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

13.

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

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2007	2006	2005
Loss in accordance with Canadian GAAP	$ (663,350)	$ (891,264)	$ (2,815,003)
Deduct:
Net exploration expenditures for the period (i)	(2,215,541)	(484,936)	(256,524)
Add:
Write-down of publicly-traded securities	--	--	12,191
Deferred exploration costs written off during the year that would have been incurred and expensed in a prior period (i)	---	---	1,137,763
Loss in accordance with US GAAP	(2,878,891)	(1,376,200)	(1,921,573)
Comprehensive income (loss)	(2,380)	3,520	(24,857)
Comprehensive loss under US GAAP	$ (2,881,271)	$ (1,372,680)	$ (1,946,430)
Loss per share US GAAP	$ (0.07)	$ (0.04)	$ (0.07)
Comprehensive loss under US GAAP	$ (0.08)	$ (0.04)	$ (0.07)
Weighted average shares outstanding US GAAP	38,395,299	32,188,964	28,765,766

	Years ended March 31,
	2006	2006	2005
Shareholders’ equity per Canadian GAAP	$ 4,054,095	$ 1,394,448	$ 988,621
Exploration expenditures for the period, net of write-downs (i)
2007	(2,215,541)	--	--
2006	(484,936)	(484,936)	--
2005	881,238	881,238	881,238
2004	(704,555)	(704,555)	(704,555)
2003	673,609	673,609	673,609
2002	(94,807)	(94,807)	(94,807)
2001	(169,544)	(169,544)	(169,544)
2000	(3,958)	(3,958)	(3,958)
1999	(692,752)	(692,752)	(692,752)
1998	(209,152)	(209,152)	(209,152)
1997	(1,297)	(1,297)	(1,297)
	1,032,400	588,294	667,403
Cumulative effect of comprehensive income adjustments (iii)	(9,588)	(7,208)	(10,728)
Shareholders’ equity (deficiency) - US GAAP	$ 1,022,812	$ 581,086	$ 656,675

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

13.

Differences between Canadian and United States generally accepted accounting principles (continued):

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

	Years ended March 31,
	2007	2006	2005
Mineral Property Interests – Canadian GAAP	$ 3,837,781	$ 1,323,978	$ 705,730
Exploration expenditures expensed per US GAAP(i)	(3,021,695)	(806,154)	(321,218)
Mineral Property Interests – US GAAP	$ 816,086	$ 517,824	$ 384,512

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

(b)

Statements of Cash Flows

	Years ended March 31,
	2007	2006	2005
Cash provided by (used for) operations
Canadian GAAP	$ (713,341)	$ (462,981)	$ (515,753)
Exploration expenditures (i)	(1,850,109)	(471,547)	(982,996)
US GAAP	(2,563,450)	(934,528)	(1,498,749)
Investing Activities
Canadian GAAP	(2,111,078)	(533,478)	(1,286,182)
Exploration expenditures (i)	1,850,109	471,547	982,996
US GAAP	(260,969)	(61,931)	(303,186)
Financing Activities
Canadian GAAP and US GAAP	$ 2,628,090	$ 1,302,190	$ 714,967

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

13.

Differences between Canadian and United States generally accepted accounting principles (continued):

(c)

Impact of recent applicable United States accounting pronouncements

Share-based payments.

On April 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment (“FAS 123R”).  Previously, the Company accounted for stock-based compensation using the fair value method under the provisions of FASB Statement No. 123 Accounting for Stock-Based Compensation.  As the Company had previously applied the fair value method of accounting for stock-based compensation, the adoption of FAS 123R did not have a significant impact on the Company’s consolidated financial statements.

Accounting for uncertainty in tax positions.

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 is effective for the Company on April 1, 2007.  The Company does not believe that FIN 48 will impact its consolidated financial statements for U.S. GAAP.

(d)

Recently issued accounting pronouncements in Canada

Comprehensive income.

 CICA Handbook Section 1530 - Comprehensive Income and Section 3251 – Equity apply to interim financial periods beginning on or after October 1, 2006.  Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources.  It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments.  (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement.

 In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale.  Financials assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost.  Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income.  The standard also permits the designation of any financial instrument as held for trading upon initial recognition.  The Company is still determining the full impact of these standards on its consolidated financial statements.

Hedges.

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies; fair-value hedges and cash-flow hedges.  The Company’s foreign operations are not self-sustaining.  As at March 31, 2007, the adoption of this Section is not expected to have a material impact on the financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

14.

Mineral property interests:

Year Ended March 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2007
Acquisition costs
Balance, beginning of year	$ 100,241	$ 5,806	$ 374,753	$ 37,024	$ --	$ 517,824
Incurred during the year	99,000	3,714	145,020	50,528	--	298,262
Balance, end of year	199,241	9,520	519,773	87,552	--	816,086

Exploration and development costs
Incurred during the year
Assays and analysis	3,409	--	10,050	--	13,348	26,807
Community relations	41,327	--	--	--	--	41,327
Dredging and bulk sampling	464,781	--	--	--	--	464,781
Drilling	--	--	--	--	591,172	591,172
Geological and geophysical	181,500	97,809	28,941	133	152,119	460,502
Site activities	173,102	165	807	29,924	135,820	339,818
Stock-based compensation	--	--	--	--	33,153	33,153
Travel and accommodation	202,723	470	9,882	--	44,906	257,981
	1,066,842	98,444	49,680	30,057	970,518	2,215,541
Balance, beginning of year	464,940	52,119	170,586	11,311	107,198	806,154
Balance, end of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Total Mineral Property Interests	$ 1,731,023	$ 160,083	$ 740,039	$ 128,920	$ 1,077,716	$ 3,837,781

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2007, 2006 and 2005

(expressed in Canadian dollars)

14.

Mineral property interests (continued):

Year Ended March 31, 2006	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Fenix Property, Mexico	Nuevo Milenio Property, Mexico	Total March 31, 2006
Acquisition costs
Balance, beginning of year	$ 80,000	$ 4,976	$ 285,768	$ 13,768	$ --	$ --	$ 384,512
Incurred during the year	20,241	830	88,985	23,256	--	--	133,312
Balance, end of year	100,241	5,806	374,753	37,024	--	--	517,824

Exploration and development costs
Incurred during the year
Assays and analysis	--	--	1,616	--	2,111	4,375	8,102
Drilling	18,172	--	--	--	8,791	1,679	28,642
Geological and geophysical	216,853	(110)	8,985	2,217	41,768	35,253	304,966
Site activities	63,541	224	514	138	40,205	111,302	215,924
Stock-based compensation	--	--	5,235	--	1,444	--	6,679
Travel and accommodation	58,838	--	1,516	--	18,723	14,243	93,320
	357,404	114	17,866	2,355	113,042	166,852	657,633
Balance, beginning of year	107,536	52,005	152,720	8,956	--	1	321,218
Write-down of mineral property interests	--	--	--	--	(113,042)	(59,655)	(172,697)
Balance, end of year	464,940	52,119	170,586	11,311	--	107,198	806,154
Total Mineral Property Interests	$ 565,181	$ 57,925	$ 545,339	$ 48,335	$ --	$ 107,198	$ 1,323,978

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

15.

Comparative figures:

Certain of the prior years’ figures have been reclassified to conform to the current year’s presentation.

16.

Subsequent events:

Subsequent to March 31, 2007:

(a)

645,000 stock options were exercised at prices from $0.15 to $0.54, for proceeds of $144,380;

(b)

1,855,000 stock options were granted to directors, officers and employees at an exercise price of $0.50, expiring April 18, 2012;

(c)

1,745,300 warrants were exercised at $0.45, for proceeds of $785,385.  See Note 8 for warrants expired; and

(d)

mineral property payments were made as described in Note 4.

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED:

September 29, 2007

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	CMA 2004 Stock Option Plan, as Amended Sept 21, 2007
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.