Form 20-F/A
period 2007-03-31
CREAM MINERALS LTD
filed 2008-05-20
CIK 1066130

September 28, 2007, as amended May 16, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDED FORM 20-F

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

44,208,809 Common Shares Without Par Value

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

NOTE TO READER RE: AMENDMENT TO PREVIOUSLY FILED 20-F DATED SEPTEMBER 28, 2007

Further to comments received from the SEC certain additions and deletions were made to the previously filed 20-F dated September 28, 2007, which are summarized below and have been incorporated into this Amended Form 20-F:

•

Disclosures regarding disclosure controls and procedures and changes in internal control over financial reporting were added to the filing.

•

Various small-scale maps showing the location and access to each property were added to the filing.

•

Data regarding tonnage and grade estimates from a report written for the Geological Survey of Sierra Leone “The Diamond Fields of Sierra Leone” (P.K. Hall, ARSM, BSc, AMIMM), Hall (1966), which reported historical production from 1950 to 1965 on the section of the river above EPL 1/94 were removed.  The SEC’s position was that although the NI 43-101 Technical Report prepared by Mr. Charles K. Ikona, P.Eng. on the property discusses Hall’s historical reserve estimates, and notes “These are historical reserves only and do not conform to guidelines for resources and reserves according to NI 43-101, nor should it be assumed that any such resource or reserves will be developed on the license.”, that the historical grade and tonnage estimates should non the less be removed from the filing.

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

Cream Minerals Ltd. Property Location Maps

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

Casierra Property- Sierra Leone

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

A report written for the Geological Survey of Sierra Leone “The Diamond Fields of Sierra Leone” (P.K. Hall, ARSM, BSc, AMIMM), Hall (1966) reports production from 1950 to 1965 on the section of the river above EPL 1/94.  Based on extensive study of the Sewa River placers and very minor sampling, Hall presents an estimate for the section of the river contained within EPL 1/94.

In his Technical Report, Mr. Ikona discusses Hall’s historical reserve estimates, and notes “These are historical reserves only and do not conform to guidelines for resources and reserves according to NI 43-101, nor should it be assumed that any such resource or reserves will be developed on the license.”  He notes, however, there seems to be little doubt that diamondiferous gravels are present on the lease and accordingly recommends a two-phase exploration and development program.

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

Nuevo Milenio Property- Mexico

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

Kaslo Property – British Columbia, Canada

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

Goldsmith Property – British Columbia, Canada

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

Wine & Stephens Lake Properties – Manitoba, Canada

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

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company
Frank A. Lang, President Chairman, President, Chief Executive Officer and Director	Sultan Minerals Inc., Aurizon Mines Ltd., Acrex Ventures Ltd., Aurifer Capital Corp.	Chairman, President and Chief Executive Officer, Cream Minerals Ltd.
Arthur G. Troup Vice President, Exploration and Director	Sultan Minerals Inc.; Acrex Ventures Ltd.; alder Resources Ltd., Armadillo Resources Ltd. and Altima Resources Ltd.	President, Sultan Minerals Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	Director General and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company
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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of March 31, 2007.  This evaluation was carried out under the supervision and with the participation of the Company’s Chief Executive Officer, Frank A. Lang, and the Company’s Chief Financial Officer, Shannon M.

Ross.  Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Cream in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission (the “SEC”).  There have been no changes in the Company’s internal controls, or in other factors that significantly affected or could significantly affect internal controls, subsequent to the date the Company carried out the evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the Company’s most recently completed fiscal year ended March 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

(1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the Company; and

(3)

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

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

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED: September 28, 2007, as amended May 16, 2008

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	CMA 2004 Stock Option Plan, as Amended Sept 21, 2007
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa.

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.

**Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-05-002324 on December 9, 2005.