Form 20-F
period 2008-03-31
CREAM MINERALS LTD
filed 2008-09-30
CIK 1066130

September 29, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008 (with other information to August 29, 2008, except where noted)

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

None

Number of outstanding shares of Cream's only class of issued capital stock as at August 31, 2008:

__________________50,812,588 Common Shares Without Par Value

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

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Registration Statement are, unless otherwise indicated, expressed in Canadian dollars. On August 29, 2008, the Federal Reserve noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.9406 (see Item 4 for further historical Exchange Rate Information).

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

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated.  Conversion of metric units into imperial equivalents is as follows:

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

	To August 31, 2008	2007	2006	2005	2004	2003

End of Period	$0.9406	$1.0120	$0.8582	$0.8579	$0.8310	$0.7738
Average for Period	0.9870	0.9316	0.8818	0.8254	0.7682	0.7139
High for Period	1.0677	1.0908	0.9100	0.8690	0.8493	0.7738
Low for Period	1.0291	0.8437	0.8528	0.7872	0.7158	0.6349

	High and low exchange rates for the past six months
	August 2008	July 2008	June 2008	May 2008	April 2008	March 2008

High	0.9366	0.9746	0.9765	0.9816	0.9739	0.9732
Low	0.9795	0.9985	0.9989	1.0163	0.9967	1.0162

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

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Further Particulars of Cream’s Properties

Cream is presently in the exploration stage without any assurance that a commercially viable ore deposit (a reserve) exists in any of Cream’s properties until further geological work is done and a comprehensive economic feasibility study is conducted.

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2008, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) which differs in many respects from generally accepted accounting principles in the United States (“US GAAP”).  A discussion of measurement differences between Cdn GAAP and US GAAP is contained in Note 14 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17.  On March 31, 2008, the noon buying rate as quoted by the Federal Reserve Bank of New York was 1.018 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31
Balance Sheet Data	2008	2007	2006	2005	2004
Total assets according to financial statements (Cdn GAAP)(1)	$ 5,315	$ 4,455	$ 1,861	$ 1,127	$ 2,755
Total assets (US GAAP)(2)	1,406	1,433	1,055	806	1,552
Total liabilities	1,333	401	467	139	216
Share capital	23,777	21,483	18,530	17,440	16,517
Contributed surplus, accumulated comprehensive income and loss and warrants	1,827	1,166	796	589	248
Deficit (Cdn GAAP)	(21,622)	(18,595)	(17,932)	(17,041)	(14,226)
Deficit (US GAAP)	$ (25,531)	$ (21,617)	$ (18,738)	$ (17,362)	$ (15,429)

(Cdn$)	As at March 31
Period End Balances (as at)	2008	2007	2006	2005	2004
Working capital (deficiency)	$ (1,061)	$ 4	$ (34)	$ 134	$ 1,053
Mineral property interests (US GAAP)	856	816	518	385	187
Mineral property interests (Cdn GAAP)	4,765	3,838	1,324	706	1,390
Shareholders’ equity (Cdn GAAP)	3,982	4,054	1,394	989	2,539
Shareholders’ equity (deficiency) (US GAAP)	1,406	1,023	581	657	1,347
Number of outstanding shares	47,921	41,801	34,766	29,691	28,050

No cash or other dividends have been declared.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2008	2007	2006	2005	2004
Investment and other income	$ 6	$ 23	$ 1	$ 5	$ 1
General and administrative expenses	1,446	686	764	721	479
Write-down (recovery) of value added taxes recoverable	--	--	(70)	104	--
Write-down of investments	--	--	25	--	--
Mineral property write-downs	1,586	--	173	1,996	13
Loss according to financial statements (Cdn GAAP)	(3,027)	(663)	(891)	(2,815)	(491)
Loss from continuing operations per common share (Cdn GAAP)	(0.06)	(0.02)	(0.03)	(0.07)	(0.02)
Loss according to financial statements (US GAAP)	(3,915)	(2,879)	(1,376)	(1,922)	(1,183)
Loss per share (US GAAP)(2)	(0.08)	(0.07)	(0.04)	(0.07)	(0.05)

Notes:

(1)

Under Cdn GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off.  Cream has capitalized the exploration costs as incurred, which is not consistent with US GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2)

Under Cdn GAAP, management incentive shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow are excluded from the weighted average number of shares outstanding until such shares are released for trading.  No Cream shares are held in escrow.

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

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

The tables below include the quarterly results for the years ended March 31, 2008 (“fiscal 2008”) and 2007 (“fiscal 2007”).

(Cdn$)	Year Ended March 31, 2008
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 2,205	$ 703	$ 1,750	$ 1,087
General and administrative expenses	201,674	208,852	390,640	228,930
Stock-based compensation	170,985	108,082	63,805	71,612
Property investigations	360	1,343	31	--
Write-down of mineral property interest	--	--	--	1,586,240
Loss according to financial statements (Cdn GAAP)	(370,814)	(317,574)	(452,695)	(1,885,695)
Loss according to financial statements (US GAAP)	(984,899)	(1,216,332)	(644,359)	(1,081,740)
Loss from continuing operations per common share	(0.01)	(0.01)	(0.01)	(0.03)
Loss per share (US GAAP)	(0.02)	(0.03)	(0.01)	(0.02)

(Cdn$)	Year Ended March 31, 2007
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 7,384	$ 614	$ 13,179	$ 1,322
General and administrative expenses	157,452	146,067	116,597	185,734
Stock-based compensation	29,277	18,045	15,105	5,440
Property investigations	--	12,132	--	--
Loss according to financial statements (Cdn GAAP)	(179,345)	(175,630)	(118,523)	(189,852)
Loss according to financial statements (US GAAP)	(451,645)	(727,628)	(794,758)	(904,860)
Loss from continuing operations per common share	(0.01)	(0.00)	(0.00)	(0.01)
Loss per share (US GAAP)	(0.01)	(0.02)	(0.02)	(0.02)

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 14 that reconciles Cdn GAAP to US GAAP.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Cream’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Cream’s financial performance.

Financial Risk Factors

Cream currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years’ history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future.  Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  However, unless additional funding is obtained, this assumption will have to change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2008, is $21.6 million), which casts substantial doubt on the ability of Cream to continue as a going-concern.  Cream has no revenue other than interest income.  A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in that time frame.  All of Cream’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2008, Cream had a working capital deficiency of $1,060,686 compared to working capital of $3,610 at March 31, 2007.  Working capital is defined as current assets less current liabilities.

Subsequent to March 31, 2008, the Company completed a private placement of 1,658,635 non-flow through units (“NFT Unit”) at a price of $0.22 per FT Unit, each Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.25.  Compensation of 91,000 finder’s units was issued.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of the issue of the finder’s unit at an exercise price of $0.25.  The Company also completed a private placement of 1,010,800 flow-through units (“FT Unit”) at a price of $0.25 per FT Unit, each Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant. Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of the issue of the finder’s unit at an exercise price of $0.28.  The Company will require further equity infusion to complete the planned exploration programs in Mexico, Sierra Leone, and Canada.

In addition, funds have been advanced to the Company by Frank A. Lang, the Company’s significant shareholder, for working capital.  At August 29, 2008, $1,085,000 had been advanced to the Company by Mr. Lang.  These funds will have to be repaid from any equity capital raised by the Company, or be converted to equity, which would increase the number of common shares issued.

Cream may be unable to obtain the funds necessary to expand exploration.  Cream’s operations consist, almost exclusively, of cash consuming activities given that its main mineral project is in the exploration stage.  Cream will need to receive significant (upwards of $2 million) in new equity capital or other funding annually for the foreseeable future in order to fund its current planned exploration programs, and failing that, may cease to be economically viable.  To date, the only sources of funds that have been available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another parties or parties carrying out further development thereof.  The Company currently does not have sufficient financial resources to undertake all of the planned exploration programs in fiscal 2009.  This includes significant expenditures on its Nuevo Milenio property in Mexico and exploration properties in Canada.  The Company has diamond licences in Sierra Leone, which will require equity capital through further equity investment or capital raised through a form of joint venture with outside parties to continue with exploration.  In fiscal 2008, the exploration programs carried out in Sierra Leone in fiscal 2008 and into early fiscal 2009 were funded by loans received from Frank A. Lang, a significant shareholder of the Company, and its president and chief executive officer.  The Company has been successful in the past in obtaining financing through the sale of equity securities, but as a venture capital company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If Cream fails to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in its properties and/ or reduce or terminate operations.  The Company’s exploration programs would have to be prioritized to fit within cash availability.

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

Volatile gold and silver prices and external market conditions can cause significant changes in the Company’s share price because as the prices of precious metals increase or decrease, the economic viability of the mineral properties is affected.  Cream has no history of mining or sources of revenue.  It is dependent upon financing from forms of capital, whether from issuance of its common shares, joint ventures, or other form of business venture.  The Company is exploring for gold, silver and other gems and metals, and historically, the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to volatility of gold and silver prices, and also to the success or failure of the Company’s exploration programs.  Market conditions not directly related to mining activities also affect the Company’s ability to raise equity financing.

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

The exploration activities conducted by the Company have not progressed beyond drilling, and as such, reclamation bonds posted by the Company have been nominal.  Reclamation of drill sites and access to these sites, once completed to the satisfaction of the governmental body responsible, results in the return of any bonds posted.

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

Cream’s projects have uncertain project realization values.  Cream defers (capitalizes) acquisition and exploration costs incurred in connection with its projects on its balance sheet in accordance with Cdn GAAP.  Although Cream believes these costs (of approximately $4.8 million at March 31, 2008) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore, there can be no assurance that Cream could dispose of the projects for their financial statement carrying values, and in such circumstances this would mean a diminution in the book value of shareholders’ equity.

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

Other Risk Factors

Cream is dependent on its ability to recruit and retain key personnel.  The success of the activities of Cream is dependent to a significant extent on the efforts and abilities of its management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  Cream does not maintain key employee insurance for any of its employees.  The President of the Company is 84 years of age, and as such, there is a need to recruit a replacement.  The Company has relied on the President of the Company for many of its financings to date.  Cream has relied on and will continue to rely upon consultants and others for exploration, development and technical expertise.  The ability of the Company to retain and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

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

Sierra Leone's National Elections were announced on Saturday August 25, 2007, the certified results of recent presidential and parliamentary elections.  The opposition All Peoples Congress (“APC”) party won the majority seats in parliament but no winner was declared for the presidency as 55% of the votes are required by the country's constitution for a first round victory.  Since September 17, 2007, as a result of a second round of presidential elections based on simple majority votes on September 8, 2007, Ernest Bai Koroma of the APC was elected president.  The term is for five years and is restricted to two five-year terms.

To create an enabling environment for economic development, the Security Council established the United Nations Integrated Office in Sierra Leone (“UNIOSIL”) to assist the Government in establishing a national human rights commission, formulating a national action plan for human rights, expediting the implementation of the recommendations of the Truth and Reconciliation Commission, and strengthening the rule of law, including by promoting independence of the judiciary and enhancing the capacity of the police and the correction system.  A stakeholders’ conference, held in December 2005, identified capacity building, legal reform, institutional development and the implementation of the Truth and Reconciliation Commission’s recommendations as prerequisites for the consolidation of peace.

The UNIOSIL Public Information Section (“PI-Section”) supports the overall programmes and activities of UNIOSIL by informing, educating and promoting dialogue among the local population and the international community throughout all phases of the mission’s operations, and, in particular, supports the mission’s efforts to strengthen the peace consolidation process.  It is the main link between the mission and the major stakeholders as well as the general public. It is also the main window through which the activities of the UNIOSIL are viewed.  The PI-Section has a specific mandate under Security Council Resolution 1620 (2005) to “promote a culture of peace dialogue, and participation in critical national issues through a strategic approach to public information and communication, including through building an independent and capable public radio capacity”.

A human rights commission was established and is now becoming operational.  The capacity of civil society, government institutions and the UN Country Team has been built through training and collaborative activities.  Sustained monitoring, increased advocacy and sensitization have resulted in improved respect for women and children’s rights and the passage of three gender bills and a child rights bill, as recommended by the Truth and Reconciliation Commission.  Considerable progress has also been made in national reconciliation.  The Truth and Reconciliation Commission’s report has been widely distributed, and sensitization and consultative meetings with relevant stakeholders have been held to discuss the findings and recommendations.

As UNIOSIL phases out in 2008, the PI-Section will accelerate its efforts to strengthen national capacity, in particular that of the national human rights commission, to assume full responsibility for the promotion and protection of human rights.  It will also develop the independence and capacity of the judiciary, the police and corrections system, as the justice system continues to be characterized by delays in trials, prolonged pre-trial detentions, poor prison conditions, and weak prosecutorial capacity.  The implementation of the Truth and Reconciliation Commission recommendations will also be a focus of UNIOSIL’s work, as it is a crucial step towards the consolidation of peace. Office of High Commission for Human Rights will actively explore options for a human rights presence in Sierra Leone following UNIOSIL’s withdrawal.

The major stability threat to Sierra Leone has primarily come from the Liberian border area in the southeast.  Neighbouring Liberia has suffered from years of conflict, until the October 11, 2005, presidential and legislative elections and the subsequent November 8, 2005, presidential run-off which were the most free, fair, and peaceful elections in Liberia's history. Ellen Johnson became Africa's first democratically elected female president.  She was inaugurated in January 2006 and formed a government of technocrats drawn from among Liberia's ethnic groups and including members of the Liberian diaspora who had returned to the country to rebuild government institutions. The president's party, the Unity Party, does not control the legislature, in which 12 of the 30 registered political parties are represented.

The political situation has remained stable since the 2005 elections. The Government of Liberia has made positive strides aimed at political stability and economic recovery.  In order to maintain stability through the post-conflict period, Liberia's security sector reform efforts have led to the disarmament of more than 100,000 ex-combatants, the wholesale U.S.-led reconstruction of the Armed Forces of Liberia, and a United Nations-led effort to overhaul the Liberian National Police. This mandate has been extended to September 2008 and a gradual drawdown will commence in 2008, to last several years.  During this period the Government of Liberia and its development partners will focus on creating jobs, attracting investment, and providing education and other essential services to Liberia's communities.

The infrastructure in Sierra Leone has been seriously damaged by its recent civil war.  Failure in electrical power and shortages of the supply of diesel fuel, mechanical parts and other items required for the Company’s operations occur frequently in the country, but have improved in the past two years.  Extended periods without electricity or other necessary elements required to support its operations could have an adverse effect on the Company’s business, operating results and financial condition.  The Company may need to build its own infrastructure to support its operations.

The fate of the economy now depends upon the maintenance of domestic peace and the continued receipt of substantial foreign aid to supplement government revenues.  The working population of Sierra Leone has a literacy rate of approximately 36% and HIV levels are at around 2.5%.

There is a risk of appropriation of assets in Sierra Leone.  Given the relatively unstable political environment in Sierra Leone, which is improving, it is possible that the current system of diamond exploration, prospecting and development may change resulting in nationalization or expropriation of the Mineral Licences.  While the risk may appear remote at the time, this risk should not be discounted.

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

There are risks in the diamond industry, which may affect the Company.  There is no assurance that, even if commercial quantities and qualities of diamonds are discovered on the Company’s licence, a market will exist for the profitable sale of such diamonds.  The value of precious stones, particularly diamonds, varies widely according to size, colour and freedom from flaws.  The market price of diamonds and other precious stones is affected by numerous factors beyond the control of the Company, including international economic and political conditions, levels of international supply and demand for diamonds, changes in international investment patterns and global or regional consumption patterns, production costs, costs of substitutes, inventory levels and carrying costs, expectations or rates of inflation, currency availability and exchange rates, interest rates, speculative activities in connection with diamonds and increased production due to improved mining and production methods.  If the price of certain stones should drop significantly, the economic prospect of operations in which the Company has an interest could be significantly reduced or rendered uneconomic.  In addition, De Beers and the Diamond Trading Company, which is owned by De Beers, retain substantial influence, controlling approximately 40% of the world production of diamonds.

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

Significant potential equity dilution and end of lock-ups.  A summary of Cream’s diluted share capital is as follows:

Cream has a large number of stock options outstanding (4,194,900 at August 31, 2008), all of which are exercisable at prices ranging from $0.165 to $0.54 per share which will likely act as an upside damper on the trading range of Cream’s shares.  At August 29, 2008, there are 2,669,435 common shares of Cream subject to hold period restrictions in Canada and no shares with hold restrictions in the United States.  At August 29, 2008, there are 1,250,000 warrants exercisable at a price of $0.50 until February 21, 2009; 794,600 warrants exercisable at $0.55 until November 30, 2008, and then at a price of $0.65 until November 30, 2009; 724,290 warrants exercisable at a price of $0.55 until December 10, 2008, and then at a price of $0.65 until December 10, 2009; 1,091,880 warrants exercisable at $0.28 until July 8, 2009; and 1,759,635 warrants exercisable at $0.25 until July 8, 2009, or a total of 5,610,405 warrants at prices ranging from $0.25 to $0.65.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares.  Dilutive securities at August 31, 2008, represent approximately 19.30% of Cream’s issued and outstanding shares.  Of these dilutive securities, at August 29, 2008, 715,000 (1.41%) of these shares are exercisable at $0.165, which is the approximate trading price of the common shares at August 29, 2008.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company’s executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

Telephone: (604) 687-4622

Facsimile: (604) 687-4212

Email: info@creamminerals.com

Website: www.creamminerals.com

The contact person in Vancouver, British Columbia, is Frank A. Lang, Chairman, President and Chief Executive Officer.

The Company does not have an agent in the United States.  The mailing address of the Company is the Company’s executive office at the address noted above.

Cream operates directly and also through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”).  It also has three subsidiaries in the British Virgin Islands, Cream Minerals Holdings Ltd., which currently holds the shares of Cream Minerals Sewa Ltd. and Cream Minerals Offshore Ltd., with branch offices registered in Sierra Leone.  Title of the licences has not been registered in the name of the companies, and remain registered in the name of Casierra.  References to “Cream” or to “the Company” include Cream de Mexico except where otherwise indicated

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CMA.”  Cream also trades on the Over the Counter Bulletin Board in the United States under the symbol CRMXF, and trades on the Frankfurt market under the symbol “DFL”.

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

At Cream’s request, the VSE placed Cream on inactive status on August 12, 1994.  Cream had requested inactive status in order to reorganize its affairs after the British Columbia provincial government placed Cream’s Vancouver Island mineral claims adjoining those of Westmin Resources Ltd. in moratorium, and refused to grant Cream a permit to explore these claims.  The claims, in Strathcona Park on Vancouver Island, were placed in moratorium in connection with the Strathcona Park area being declared a provincial park in 1972.  These actions by the provincial government left Cream with no viable project at the time and with little working capital.  The claims currently remain in moratorium.  Throughout the early to mid-1970s, Cream initiated several court cases seeking compensation for these claims.  The matter was ultimately decided by a decision of the British Columbia Court of Appeal denying Cream’s right to compensation.  Leave to appeal this decision to the Supreme Court of Canada was refused and Cream was then advised that it was without further legal recourse with respect to its Vancouver Island claims.  Recently, the British Columbia Court of Appeal specifically overruled its previous decision in the Cream case.  The Company reviewed its legal position in the light of this development, but has been advised that it remains bound by the previous decision.

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

The Company’s most significant property is the Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, which it staked in 2000.  In fiscal 2005, the Company received a report recommending an additional exploration program be carried out on the Nuevo Milenio property in Mexico.

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

In 1996 Cream entered into several option agreements that resulted in acquiring 100% interest in the Kaslo Silver Property in British Columbia.  In 2003 Cream wrote down its deferred acquisition and exploration costs on its 100% interest in the Kaslo Silver property to a nominal carrying value of $1 to reflect the extended period of inactivity by the Company on the property.  The property is in good standing, and at present, minimal exploration is being carried out on the property, other than maintenance of the claims..

The Company and ValGold Resources Ltd., and Sultan Minerals Inc. (the “Companies”) each hold a one third interest in two (2) staked claims, namely the Trout and Trout 1 claims ,located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  Under the terms of the Trout Claim Group agreement, the Companies agreed to make total cash payment of $110,000 (paid) and issue 200,001 common shares (66,667 shares in the capital of each of the three companies), all of which were issued, to the optionor over a 36-month period from July 22, 2004.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  The joint venture agreement has not yet been completed.  The Companies have reduced the Stephens Lake claims held to the Trout Claim Group, and are reviewing their options with respect to the property.

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

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  Subsequent to March 31, 2008, the Company issued 50,000 common shares and made a cash payment of $40,000, pursuant to the option agreement.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

In October 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Cream has the exclusive right and option to earn a 100% interest in the property by making payments totalling $105,000 and issuing 200,000 common shares to the optionor over a 48-month period.  The Company is to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company is to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company must incur exploration expenditures totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative on or prior to the second anniversary; $15,000 cumulative on or prior to the third anniversary; and $20,000 cumulative on or prior to the fourth anniversary of regulatory approval.  Upon completion of the terms, the property will be subject to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals derived from the property.  The Company has the right to reduce the NSR to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

As reported by W.S. Ferreira Ltd., the property contains an electromagnetic conductor within a large magnetic anomaly.  A diamond drill hole (GR-2-83) drilled by Granges Exploration Ltd. in 1983 intersected over 600 feet of ultramafic rocks with significant intersections including: 0.48% Nickel over a core length of 8 feet and 0.45% Nickel over a core length of 10 feet.  True width of the intersections is not presently known.  The property covers 20 square miles.

A VTEM survey was flown over the Wine Property and the Company’s Cedar Property in the late spring of 2008.  A report on the survey has been received showing several significant EM conductors on the Wine Property.  The Company is planning additional work including diamond drilling for the Wine Property.

Mr. A. J. Spooner, P.Eng. of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.

Cream’s principal capital expenditures and divestitures (in 000’s) over the three fiscal years ended March 31, 2008, are as follows:

Year
(i) Amounts Deferred (capitalized or invested)
2008	984
2007	2,514
2006	791
(ii) Amounts Written Down
2008	1,586
2007	--
2006	173
(iii) Amounts Expensed as Property Investigation Costs
2008	2
2007	12
2006	--

The principal capital expenditures (in 000’s) currently anticipated for the ensuing year are as follows:

Exploration Projects
2008/9 Activities	$2,000

B.

Business Overview

General

Cream is engaged in the exploration of natural resource properties and has been so engaged since its inception in 1966.  Over the past five years, until the year ended March 31, 2008, Cream primarily focused its efforts in the Province of British Columbia, Sierra Leone and in Mexico.

In 1999, Cream entered into an exploration program on the Nuevo Milenio property, State of Nayarit, Mexico.  Cream explored the Nuevo Milenio property until the year ended March 31, 2005, at which time it wrote the property down by $1,523,030 to a nominal carrying value of $1.  A report prepared in late 2005 recommended further work, and after an additional $59,655 in exploration costs was written off relating to the Nuevo Milenio property in the first half of the year ended March 31, 2006, the Company re-commenced exploration on the Nuevo Milenio property and started capitalizing exploration expenditures again at that time.  Exploration has been carried out since that time.

A property agreement was entered into during the year ended March 31, 2005, on the Fenix Property in Mexico.  After an unsuccessful drilling program, the property was written off by $472,948, and the property was returned to the optionors.  An additional $113,042 in exploration expenditure incurred and written off in the year ended March 31, 2006.

In fiscal 2003, Cream entered into three option agreements on mineral property interests in the Province of British Columbia, the Kootenay Gemstone property and the Goldsmith and Lucky Jack properties, which are contiguous to each other.  The Company also has a 100% interest in the Kaslo Silver property, which it has held since 1996.

In fiscal 2005, the Company also entered into an agreement with Casierra to earn a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, which it earned in the year ended March 31, 2007.  Under the terms of the agreement, Cream earned its 70% interest in the property by completing exploration expenditures totalling US$800,000 and issuing 500,000 common shares.  A joint venture will now be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.  The Company wrote down the carrying value of the Sewa River onshore claims to a nominal value of $1 and is reviewing its options with respect to the claim.

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia, and it’s wholly owned subsidiary company, CDF, also incorporated in British Columbia.

In fiscal 2007 and 2008, the Company entered into option agreements to acquire up to 100% interest in two mineral property interests in the Province of Manitoba, the Wine claims and the Grand Nickel Project.

All of the exploration properties and property agreements on properties remain in good standing, or are in the licence renewal process.  Exploration programs continually require additional funds and there is no certainty that such funds can be raised.  Cream’s properties are without a known body of commercial ore, and Cream’s activities on such properties to date have been exploratory in nature.

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

Year	Average price per ounce (US$)	High price per ounce (US$)	Low price per ounce (US$)
1996	388	415	367
1997	331	362	283
1998	294	313	283
1999	279	326	253
2000	279	313	264
2001	271	293	256
2002	310	349	278
2003	363	416	320
2004	410	454	375
2005	445	537	411
2006	603	725	525
2007	695	841	608
2008 (to August 31)	906	986	786

Cream does not have any operating revenue although historically it has had minor interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

C.

Organizational Structure

The Company currently has two direct wholly owned subsidiaries, Cream Minerals de Mexico, S.A. de C.V., incorporated in Mexico, and Cream Minerals Holdings Ltd., incorporated in the British Virgin Islands.  Cream Minerals Holding Ltd. holds two subsidiaries, Cream Minerals Sewa Ltd. and Cream Minerals Offshore Ltd., incorporated in the British Virgin Islands, with branch offices registered in Sierra Leone.  Unless the context otherwise requires, references herein to the “Company” or “Cream” includes the subsidiaries of the Company.

D.

Property, Plant and Equipment

The Company has mineral exploration interests in mineral properties in Canada, Mexico and Sierra Leone.  The Company has acquired a 70% interest in the Casierra Diamond licences in Sierra Leone.  The Company is presently renewing the licences, pursuant to the mining regulations in Sierra Leone.  The Company’s mineral property interests in Canada and Mexico are in good standing and all payments on the properties are up to date.

None of the Company’s projects have known reserves, and its proposed programs are exploratory in nature.

1.

Casierra Diamond Property, Sierra Leone

Property Description

CDF has been working in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence (“EPL”) at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.

In March 2005, Cream entered into an agreement with CDC and its wholly-owned subsidiary, CDF, to acquire an interest in the two large exploration licences, subject to government approvals.  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine Licence EPL 5/94.  The Company earned a 70% interest in the licences by financing US$800,000 in work and issuing 500,000 common shares.  The two licences include the Hima Licence EPL 1/94 on the Sewa River and its banks, and an offshore licence, EPL 5/94 at the mouths of the Mano and Moa rivers in southern Sierra Leone.

A form of joint venture is to be constituted between the two parties by which each party will contribute to further expenditures on the property in accordance with its interest, but the formal joint venture agreement has not yet been finalized.  If the optionor is unable to fund its share of joint venture expenditures, Cream has agreed to advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the optionor's share in the net proceeds of production from the property prior to any other distribution to the optionor.

The Hima licence is located on the Sewa River downstream from the prolific Kono diamond fields and more than 80 kilometers of alluvial diamond workings in river terraces and active channel gravels.  The Sewa channel on the licence serves as a large natural sluice box as it is the first segment of the river where the rate of flow is reduced from the higher velocities in the rapids upstream.  The channel is crossed by several ribs of diabase dykes and the foliation of the underlying metaschists, which together form natural riffles in the natural sluice box.  The combination of water velocity drop and riffles was the reason the area was selected as being highly prospective in 1994 by CDF.  This licence was chosen, in the belief that certain segments of the river channel have not been previously mined by artisanal operators due to the depth of the water (3-5 meters) and a government policy of reserving the licence area for industrial-scale dredging, but the Company has since ascertained that certain segments of its licence have been mined by artisanal miners.  There are many areas on the claim that have not been tested or mined.  The Company has not been able to fully explore this area as of the date of this Annual Report, but at this time is not certain whether additional exploration will be undertaken directly by the Company on the Hima licence.

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

A report written for the Geological Survey of Sierra Leone “The Diamond Fields of Sierra Leone” (P.K. Hall, ARSM, BSc, AMIMM), Hall (1966) reports production from 1950 to 1965 on the section of the river above EPL 1/94.  Based on extensive study of the Sewa River placers and very minor sampling, Hall presented an estimate for the section of the river contained within EPL 1/94.

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

He reports, however, that results of the programs to date are sufficient to justify further work and recommends a two-phase program.  Work carried out in 2007 and the spring of 2008 was a bulk-sampling program on the Sewa River claim.  Costs were higher than budgeted for all programs due to logistics, lack of infrastructure and other difficulties in working in an undeveloped country.

Initial work on the Hima Exclusive Prospecting Licence was a survey defining the property boundaries.  A field camp was constructed near the village of Hima and in 2005 a Banka drill program was carried out to define the distribution of gravels in terraces and flood plain areas on the Hima licence.  This sampling identified thicker gravels than indicated in the Hall Bulletin, a prior report on the licences discussed by Mr. Ikona in his report.  An initial evaluation of the river potential was completed during the period of low water in April-May 2005 when gravels behind a crosscutting dyke in the central part of the licence area were found to be thicker than projected in the Hall Bulletin.  Because diamonds are closer in density to the associated gravels than gold would be, the gems would be expected to be distributed throughout the gravel beds and therefore this work indicated that there may be a larger volume of diamondiferous gravels available than indicated in the Hall Bulletin.

In fiscal 2007, the Company assisted in the construction of a bridge near the Company’s onshore licence by providing materials.  The bridge construction was a joint venture with three village groups and allows access for heavier equipment and vehicles to the advantage of both the traditional landowners and Cream in its exploration work.

In Sierra Leone, a large fenced campground was completed at the Hima town site and a 400-metre road built to the Sewa River.  After overcoming numerous transport delays all equipment required to maximize the search for and recovery of alluvial diamonds, bulk sampling commenced in May 2007 on the Sewa River Licence which had not had exploration work since the summer of 2005.

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

The samples were taken from the active sediments of the Sewa River, which is more than 500 meters wide with large islands formed downstream of several of the diabase dykes that cross the river at right angles to its course.  Water levels in the Sewa were exceptionally low this year, exposing nine of these dykes in sand bars in the downstream part of the 10-kilometre stretch of the River covered by this exploration licence.  Several dykes are also known on the upstream sector of this licence from a traverse by inflatable boat during this work.  The dykes act as giant natural riffles across the full width of the riverbed, causing the concentration of heavy minerals such as diamonds and gold.

Minerals associated with the diamonds include lilac coloured garnets, possibly of the pyrope range that are an indicator mineral for kimberlitic rocks, collanda (a local name for ilmenite and iron oxide gravel fragments with similar density to the target diamonds) and some fine grained flake gold.  Close to the downstream boundary of the licence, artisanal miners were recovering sufficient gold to justify their hand mining efforts.  A request was made to the Mines Department to include gold in the permitted minerals of the diamond exploration licence.

Casierra applied for a small miner’s licence, with local miners, on a section of the Sewa River so that all diamonds recovered in this work could be given a certificate of origin and the Company would be able to comply with the full Kimberley Process of identifying the provenance of rough stones and pay appropriate royalties. This permitted the Company to export any rough diamonds that might be recovered from exploration from Sierra Leone and define value by actual sales.

In February 2008, a crew was mobilized in Sierra Leone and a bulk sampling program was commenced.  Initial work on the claims was encouraging, but it was discovered that both artisanal and local miners have been working the claims for several years unknown to the Company, and hence the three test areas examined did not give the recovery of diamonds expected.

In the 2008 program, the Company’s export parcel included 112 stones with a total weight of 53.93 carats.  An independent value estimate of US$10,701 from the Government Gold and Diamond Office (GGDO) of Sierra Leone was attached.  This value estimate is the basis upon which the 6% royalty on diamonds payable to the Government of Sierra Leone is established.  The Company believes that the process is now recognized as a well established norm for the country and will assure a timely movement of rough diamonds from further production. More than 90% of the stones (by weight) are considered to be of gem quality.

The 2008 program of test mining on the Sewa River licence area was undertaken on the flanks of two of the five largest diabase dykes that cross the 500 meter wide river.  The success of the program was in large part due to good cooperation between the Company and the local landowners.  Some infrastructure work including road maintenance and bridge construction was also completed which improves access for the operations and the villages along the Sewa River.  There are many untested areas, but work was halted with the approach of the rainy season and higher water levels.

An environmental study and application for conversion to a full mining licence will be necessary for the next stage of exploration on the Sewa Licence.  Meanwhile, the Company is reviewing its options with respect to the Sewa claims.  All dredging and concentrator plant equipment have been re-located to a secure storage facility.  If the Company is successful in finding a venture partner to assist in the exploration of the onshore claims, the basic infrastructure is still in place.

Offshore Licence

Phase 1, completed in June 2005, was a detailed magnetometer survey over portions of the offshore lease indicated by the 1995 geophysical work as possible paleo channels employing a state-of-the-art total field magnetometer.  The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work necessary to develop the first target of many on the offshore licence.  Magnetic heavy minerals in the younger marine sediments occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean by the Mano and Moa rivers.  For millions of years these rivers have been conveying this material from diamond-bearing kimberlitic sources less than 150 kilometers upstream in Sierra Leone, Guinea and Liberia. The partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) so this concentration would be expected to include diamonds amongst the heavy minerals.  Three anomalies indicate areas of heavy mineral concentrations over 2 square kilometers each in size.  The total area thus identified would have a volume of approximately 8,000,000 cu m per meter of depth, located within a small part of the 88 square kilometer licence.  Modeling of the magnetic data will allow estimates of thickness of the heavy mineral rich zones and serve to guide the next phase of sampling.

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

On EPL 5/94, a charter was arranged for a 40-meter ship to serve as a platform for a bulk sampling program completed in December 2006.  The bulk sampling programme identified strong sea currents as a constraint on the use of conventional ship-borne sampling tools.  Specifications of dredging equipment indicated that it would be feasible to lift slurry up to a screen deck on the back deck of a local 40 meter fishing boat chartered for the work.  In practice, it was found that the ship could not be stabilized with the anchor system supplied.  Slurried sediments were collected in a double length oil drum arrangement with screening to facilitate reduction of water in the collector.  Sampling lifted material with a suction head that was usually traversing across 3-30 meters of seafloor, depending upon current strengths. The currents are an important factor in the concentration of diamonds in the marine sediments because they can winnow away light fine sediments.

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

Heavy frothing resulted from the necessary use of high volumes of water to lift the slurry.  It is believed that the shallow depths sampled and flotation by the froth of any diamonds in the slurry contributed to the inability to recover diamonds with the methods used.  This flotation effect is well recognized by local miners and they too require capture of all of the sample slurry for treatment, since loss of fines and lighter fractions, including froth-attached diamonds by overflow, will carry diamonds out with the overflow.

Application is being made to extend the term of the Marine exploration licence for a further two years as provided for in the regulations in order to permit time for a bulk sampling program later this year.

Mr Val Collier has been confirmed as Country Agent for Cream to assist in forwarding the projects in Sierra Leone.  As a respected career civil servant and former Commissioner of the Anti-Corruption Commission, he brings a strong element of corporate social responsibility to the operations going forward.  Application has been made to enter the Sewa and the Marine Alluvial projects into two separate BVI companies, which will allow the Cream group of companies to operate with more flexibility in Sierra Leone.  KPMG Partners in Freetown assisted with the registration of the Cream BVI companies in Sierra Leone, which was completed at the end of April 2008.

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

Expenditures incurred on the Casierra property in fiscal 2008, with the 2007 numbers in brackets include the following:  Acquisition costs - $23,825 ($99,000); community relations - $1,582 ($41,327); assays and analysis - $1,630 ($3,409); dredging and bulk sampling - $209,233 ($464,781); geological and geophysical - $98,872 ($181,500); site activities - $698,330 ($173,102), stock-based compensation - $107,225 ($Nil); and travel and accommodation- $236,037 ($202,723).  Amortization of the equipment is capitalized and included in site activities.

Cream wrote down the onshore property by $1,586,240 to a nominal carrying value of $1, as the expected recovery of diamonds was lower than expected, and the recoverability of costs incurred to date is uncertain.

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

After receiving the report, and reviewing the results in conjunction with other mineral property interests held by the Company, the Company determined that it was not going to conduct further exploration on the property in the foreseeable future, due to financing constraints and exploration of other mineral property interests, and as a result the property was written down by $1,523,030 in fiscal 2005 to a nominal carrying value of $1.  The size of the Nuevo Milenio property was reduced by the CMM 1 claims and the remainder of the claims were reduced in size by approximately 33% to reduce carrying costs on the property, which primarily involves payment of taxes relating to the concessions held.

Drilling commenced on the Dos Hornos zone in late 2006.  Drill intersections show that Dos Hornos Vein 1 is a structural zone from 20 m to 40 m wide hosting several parallel, mineralized veins, breccia faults and quartz stockwork zones.  The economic width needs to be defined by an assay boundary.

Diamond drill holes DDH 03, 04, 05, 06, 07, 08 and 13 were drilled beyond the faulted off section of Zone #1 and did not intersect the Dos Hornos Zone #1.  These seven holes intersected parallel quartz veins with no significant gold or silver values.  The Dos Hornos Zone is known to be offset to the northeast by faulting.

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

The Company completed 31 diamond drill holes along the Dos Hornos 1 Zone for a total of approximately 5,200 metres.  Drilling in 2007 focused on the southeast section from Trench 4 to Mina Santa Gertrudis, a strike length of 1,350 m.  The zone has been traced for an additional 500 m to the southeast and is still open.

Diamond drilling has established that the additional “Inferred Mineral Resources” located within the Dos Hornos segments 1 and 2 and Veta Tomas, a newly defined and higher grade vein, were originally thought to be Dos Hornos Segment 3.  The segment consists of a composite zone of four higher grade individual bifurcating veins within a 10 to 20 meter wide mineralized quartz stockwork envelope of lower grade silver-gold content.

The apparent brecciated, sheared and broken nature of the mineralized zones has reduced diamond drill core recovery to between 20% to 80% in some sections, with the resultant loss of sulfides, and grade, by washing.  The ultimate silver-gold grade will have to be determined by underground cross-cutting and channel sampling.

For the purpose of defining the higher grade sections (Veins 1 to 4) the assay cut off grade used was 60 g/t Ag, or 30 g/t Ag plus 0.4 g/t Au.  The inferred mineral resources are calculated using diamond drill sections to define blocks of mineralization that include all underground workings, surface trenches etc within the volume of influence of the block, to calculate a volume weighted average grade for the block.

Summarized below are the “Total Inferred Mineral Resources” at Nuevo Milenio Dos Hornos – Veta Tomas inclusive of the Once Bocas zone:

Inferred Mineral Resource Dos Hornos – Veta Tomas: (NI 43-101, January 30, 2008)

6,328,200 Tonnes, Au:  245,600 oz, Ag:  30,631,700 oz

Inferred Mineral Resource Once Bocas: (NI 43-101, February 16, 2006)

11,590,000 Tonnes, Au:  129,000 oz, Ag:  21,600,000 oz

ALL INFERRED MINERAL RESOURCE DOS HORNOS, VETA TOMAS AND ONCE BOCAS:

17,920,000 Tonnes, Au: 374,600 oz, Ag: 52,212,000 oz

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

Expenditures incurred on the Nuevo Milenio property in fiscal 2008, with the fiscal 2007 numbers in brackets include the following: assays and analysis - $16,889 ($13,348); drilling - $391,483 ($591,172); geological and geophysical - $149,596 ($152,119); site activities - $133,778 ($135,820); stock-based compensation - $60,751 ($33,153); and travel and accommodation - $31,753 ($44,906).

b.

Fenix and La Fenix 2 Gold-Silver Properties, Mexico

In fiscal 2005, Cream entered into an option to purchase agreement to acquire a 51% right, title and interest in the “Fenix” and “La Fenix 2” gold-silver properties, located in the State of Nayarit, Mexico.

After a total of four holes were drilled, the results did not meet the Company’s expectations, the property was returned to the optionors, and costs of $472,948 were written off.  Additional costs incurred in fiscal 2006 of $113,042 were also written off.

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

Location and Access

The 4,000-hectare Kaslo Silver Property is located 12 kilometres west of the town of Kaslo in southern British Columbia.  Access to the Kaslo Silver Property is via Highway 31A for seven kilometres west from Kaslo, then 4.5 kilometres southwest along Keen Creek Road to the property boundary.  The property lies along the Keen Creek Road for approximately 10 kilometres.  Logging roads and numerous old mining roads and trails, some of which are heavily overgrown, bisect the property.  Power lines come to within 4 kilometres of the property boundary, and water is abundant throughout.

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

There was no material work carried out on the property in fiscal 2003 or 2004.  Cream has not had sufficient working capital to conduct a full-scale exploration program on the properties that make up the Kaslo Silver Property.  As a result, in 2003, Cream wrote down deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  The claims remain in good standing and the property is a long-term asset of the Company.  Cream has recommenced capitalizing exploration costs due to an exploration program completed on the property during the year ended March 31, 2005, with $162,099 capitalized to March 31, 2008.

Proposed Exploration

Cost estimates to complete a recommended exploration program, including airborne and ground geophysical surveys, diamond and rotary drilling, and bulk sampling, total over $2 million.  The primary target areas for further investigation are within and adjacent to some of the historic workings.  Most of these require drilling to explore for continuity of mineralization previously explored by surface cuts, drifts and shafts.  The program recommends that mineralization be explored both laterally and to depth from the workings.  An airborne magnetic and electromagnetic survey flown over the entire property will assist in further defining the regional structures that host mineralization, when financing is available.

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

b.

Kootenay Gemstone Property, BC

The Company holds an option to acquire a 100% interest in the Kootenay Gemstone Property located in the Nelson Mining Division, British Columbia.  The option agreement calls for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor will retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  Cream has also staked additional claims adjacent to the claims in the original option.  Claims held by the Company cover more than 30 kilometres of the Shaw Creek Stock contact.  Work done on the property to date has demonstrated that the Shaw Creek Stock, and immediately surrounding country rock, is highly prospective for beryl mineralization (aquamarine and emerald).  In fiscal 2008 and early in fiscal 2009 a trenching program was carried out on the property.  No results were available at the time of this annual report.

The Company is actively seeking a joint venture partner with gemstone experience to assist in development of this property.  Ms. Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

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

Beryl gemstones include aquamarines, which are greenish-blue in colour, and Emeralds, which are green in colour.  These beryl gemstones are also generally classified into three categories according to quality: gem quality is transparent; near-gem quality is translucent; non-gem quality is opaque.  On the Kootenay Gemstone Property, all three categories of aquamarine crystals have been discovered.  In this very early exploration stage property, only near-gem and non-gem emerald crystals have been found.

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

c.

Goldsmith Property, British Columbia

Introduction

The Company holds an option to acquire a 100% interest in the Goldsmith Property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($50,000 paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park, etc) throughout a 3 kilometre long belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization in the workings is found in numerous quartz veins which range from a few centimetres to 5 metres in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the sulphide-altered wall rock between and adjacent to the quartz veins.  Historic reports from the early 1900s expound on the amount and size of free gold within these vein networks.  The 1903 Geological Survey of Canada Summary Report describes the original discovery of the Lucky Jack vein as:

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

The Company also entered into an option agreement to acquire a 100% interest in the Lucky Jack mineral claims adjacent to the Goldsmith property located near Kaslo, British Columbia.  The option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($70,000 paid) over 6 years.  The optionor will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith claims and are considered jointly to make up the Goldsmith Property.

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

Initial Results by Cream

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

Proposed Exploration Program

Due to the favourable results for the 2003 sampling program, an expanded exploration program was proposed for the Goldsmith Property in 2008.  Along with continued prospecting and sampling of additional historic workings, not previously located during the 2003 program, a grid will be established over the 1.5 x 1.5 kilometre area containing most of the historic workings.  This grid will be geochemically and geophysically surveyed accompanied by detailed geological mapping in order to define trench and drill targets.  Encouraging results from the 2003 and 2004 soil geochemistry and rock sampling programs were followed up with detailed geological and structural mapping and expanded soil sampling.

An excavator trenching program was commenced in the fall of 2007 on the property when Cream obtained extremely encouraging results from rock grab and chip samples collected from the numerous small-scale historic workings.  Six excavator trenches were dug in the area of the historic Bullock and Goldsmith workings.  Two of the trenches were put in to cross-section the geology between old adits/trenches.  One trench exposed the Goldsmith-V2 vein for 64 metres along its strike, and three short trenches opened up areas where prior surface sampling (from a road cut) returned high gold assay results.  An additional 9 excavator trenches, planned and permitted, are planned to be excavated in the summer of 2008.  These proposed trenches include excavating around several of the historic workings, plus exposing bedrock in areas of geochemical and geophysical anomalies.  The planned excavator trenches for 2008 are located within a strong gold soil geochemical anomaly, greater than 2 kilometers in length and coincident with a series of strong aeromagnetic anomalies.

Total exploration and acquisition costs incurred in fiscal 2008 on the Kootenay Gemstone, Goldsmith and Lucky Jack Claims totalled $26,665, compared to $49,680 in fiscal 2007.  Subsequent to March 31, 2008, a payment of $20,000 was made on each of the Goldsmith and Lucky Jack claims, pursuant to the option agreements.

Ms. Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

4.

Manitoba Properties – Manitoba, Canada

a.

Stephens Lake Property (Trout Claim Group)

The Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.  The Companies formerly held additional claims in the province of Manitoba, which surrounded the Trout Claim Group.  These claims are no longer held by the Companies.

Mr. Arthur Troup, P.Geo., of Sultan Minerals, is the Company’s project supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

b.

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

As a result of drilling completed in the summer of 2007 on the Wine Property, a VTEM survey was flown over the Wine Property and the Company’s Cedar Claims in the late spring of 2008.

Mr. A. J. Spooner, P.Eng., of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.

c.

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  The property covers 20 square miles.  Cream has the exclusive right and option to earn a 100% interest in the property by making payments totalling $105,000 and issuing 200,000 common shares to the optionor over a 48-month period.  As reported by W.S. Ferreira Ltd., the property contains an electromagnetic conductor within a large magnetic anomaly.  A diamond drill hole (GR-2-83) drilled by Granges Exploration Ltd. in 1983 intersected over 600 feet of ultramafic rocks with significant intersections including: 0.48% Nickel over a core length of 8 feet and 0.45% Nickel over a core length of 10 feet.  True width of the intersections is not presently known.  A VTEM survey was flown over the Wine Property and the Grand Nickel Project in the late spring of 2008.  A report on the survey has been received showing several significant EM conductors on the Wine Property but no targets of merit on the Grand Nickel Project.  The Company is planning additional work including diamond drilling for the Wine Property.

Expenditures on the Manitoba properties in fiscal 2008, with the fiscal 2007 numbers in brackets, were: assays and analysis - $1,338 ($Nil); drilling - $120,470 ($Nil); geological and geophysical - $17,485 ($133); site activities - $3,304 ($29,924), and travel and accommodation, including helicopter transport – $69,432 ($Nil).  Government recoveries of $12,800 were received in fiscal 2008.

3.

Other Investments

In March 2002, Cream entered into an agreement to acquire up to 100% of the outstanding shares of Terra Gaia Inc. (“Terra Gaia”), a private Canadian company.  In July 2002, Cream was unable to make a required second payment of $225,000 and the agreement with Terra Gaia was terminated.  The Company had initially invested $25,000 for which Cream has received 100,000 common shares of Terra Gaia.  In the year ended March 31, 2006, the Company wrote down the investment by $24,999 to a nominal sum of $1, due to the uncertainty of the recoverability of this investment.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream Minerals Ltd. (“Cream”) for the years ended March 31, 2008, 2007 and 2006, and related notes thereto.  Cream’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 14 to the consolidated financial statements, which is summarized below, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

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

i)

Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration work is either effectively abandoned and related costs are written off or the property reaches a development stage. Development costs may also be deferred until such time as further related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings.  Under US GAAP, and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially mineable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration costs incurred during the year are to be expensed.

ii)

Statement of Financial Accounting Standard (“SFAS”) No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.

iii)

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include available for sale investments that are not actively traded on short-term differences in price.  For US GAAP purposes, these holding gains and losses are reported as a separate component of shareholders’ equity until realized.

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “financial instruments – recognition and measurement”, and Section 1530, “comprehensive income”, during the year ended March 31, 2008.  The transitional provision requires re-measurement of its assets and liabilities classified as available-for-sale, with no adjustment to other comprehensive income at the beginning of the fiscal year.  Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporal difference with US GAAP. This difference will be eliminated once the securities are sold.

Differences between Canadian and US GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Flow-through shares

Subsequent to March 31, 2008, the Company issued by way of private placement 1,010,800 flow-through common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2009.  As described in the notes to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is initially recognized for any premium paid by the investors.

Upon renouncing the income tax deductions the Company will record a future income tax liability, estimated to be approximately $65,702, and a corresponding reduction of share capital in respect of the flow-through share financing for Canadian GAAP purposes.  Under US GAAP, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.  Under both Canadian and US GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding future tax recovery in the consolidated statements of operations.  This will result in a US GAAP adjustment of $10,108 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance which will be recorded in the year ended March 31, 2009, under US GAAP and allocated to deferred taxes when the flow-through shares at the time of issuance.

(b)

Impact of recent applicable United States accounting pronouncements and current differences in accounting principles

Share purchase warrants

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have expressed views for US GAAP that suggest warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.  The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars, so the Company has no difference under SFAS No. 133.

The recent SEC and FASB interpretations relate to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The EITF has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.

In August 2007, the EITF issued No. 07-05, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  The issue summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance.  The EITF considers Issue 07-5 an open issue subject to further discussion and meetings.  Issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the EITF project the Company will assess the impact this may have on the consolidated financial statements for US GAAP and record an adjustment in accordance with the guidance provided.

Stock Options

On December 21, 2007, the SEC issued Staff Accounting Bulletin No. 110 (“SAB 110”).  SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share purchase options in accordance with SFAS No. 123R – “Share-Based Payments”.  The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007, which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007.  SAB 110 is effective January 1, 2008.  Management is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

Accounting for Uncertainty in Tax Positions.

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 was effective for the Company on April 1, 2007, and did not have an impact on the Company’s reported results.

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No.157"), effective for periods beginning after November 15, 2007.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  In December 2007, FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS No. 157 for non financial assets and liabilities. However, SFAS No.157 is still required to be adopted effective April 1, 2008, for financial assets and liabilities that are carried at fair value.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value for Financial Assets and Financial Liabilities including an amendment of FASB No. 115, which provides an option to elect to treat certain financial assets and liabilities on a fair value basis.  This standard is effective for the Company’s March 31, 2009, financial statements.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Business Combinations

In December 2007, FASB issued SFAS 141(R) "Business Combinations" and SFAS 160 "Non-controlling Interest in Consolidated Financial Statements" which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R) which will replace FAS 141 is applicable to business combinations consummated after the effective date of December 15, 2008.  SFAS 141(R)  replaces SFAS 141, Business Combinations and applies to all transactions or other events  in which an entity (the acquirer) obtains control of one or more businesses (the acquire), including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration.  This statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquire, the liabilities assumed and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This statement will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, or the Company’s fiscal year beginning April 1, 2009.  Earlier adoption is prohibited. The Company is currently unable to determine what impact the future application of this pronouncement may have on its consolidated financial statements.

Non-Controlling Interests

In December 2007, the FASB issued SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component on equity, not as a liability or other item outside of equity.  Because non-controlling interests are an element of equity, increases and decreases in the parent company’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution of gains and losses.  The carrying amount of non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008, in the Company’s fiscal year beginning April 1, 2009.  SFAS 160 will be applied prospectively to all non-controlling interests, including those that arose before the effective date.

The Company does not believe the adoption of SFAS 160 will impact its consolidated financial statements for US GAAP.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2008.

(A)

Operating Results

Year Ended March 31, 2008, Compared to Year Ended March 31, 2007

In fiscal 2008, Cream incurred a loss of $3,026,778, or loss per common share of $0.06, compared to a loss of $663,350, or a loss of $0.02 per common share in fiscal 2007.

General and administrative expenses

General and administrative expenses totalled $3,032,523 in fiscal 2008, compared to $685,849 in fiscal 2007.  In fiscal 2008, the Company wrote down its interest in the Sewa River onshore claim in Sierra Leone by $1,586,240 to a nominal value of $1, with no comparative property write-downs in fiscal 2007.  Additional write-downs of exploration expenditures on the Sewa River onshore claim incurred in the first quarter of the year ended March 31, 2009, will be required.

In fiscal 2008 the Company issued 411,764 common shares at a value of $0.34, or $140,000, the value for the issuance of 20% of the loan of $700,000 approved by the TSX Venture Exchange, to Frank Lang. These shares were issued pursuant to a bonus agreement entered into relating to initial cash advanced over a period of several months by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.

Interest is to be paid at an annual rate of 6%, payable quarterly, payments to commence 90 days from the date of regulatory acceptance.  To March 31, 2008, $14,010 had been paid or accrued as finance expense in addition to the value of the common shares issued.

Cream conducted most of its exploration activities in Mexico and in Sierra Leone in fiscal 2008, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $41,516 in fiscal 2008, primarily incurred with respect to expenditures in Sierra Leone, compare to a foreign exchange gain of $2,330 in fiscal 2007.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Legal, accounting and audit increased from $42,419 in fiscal 2007 to $74,714 in fiscal 2008.  Legal fees have increased from $5,514 in fiscal 2007 to $15,202 in fiscal 2008, of which most of the increase related to a financing that did not complete.  Audit fees and tax return preparations totalled $27,100 in fiscal 2007 and increased to $30,390 in fiscal 2008.  Audit and accounting fees will likely continue to increase in fiscal 2009, with changes in generally accepted accounting principles, the first steps towards conversion to International Financial Reporting Standards, and further review and testing of internal controls.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement to be finalized on the Casierra properties in Sierra Leone.

The Company paid Lang Mining Corporation (“Lang Mining”), a private company, a monthly management fee of $10,000 per month for the services of Frank Lang as President and CEO of the Company, for a total of $120,000 in fiscal 2008.  The fees paid to Lang Mining were increased to $5,000 per month, effective April 1, 2006, and to $10,000 per month, effective November 1st, 2006.  These fees totalled $85,000 in fiscal 2007.  Consulting fees of $16,500 (2007 - $17,500) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

LMC Management Services Ltd. (“LMC”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $79,474 in fiscal 2007 to $132,444 in fiscal 2008.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  An additional company shared office space at LMC for several months in fiscal 2007, which contributed to the lower costs in that fiscal year.

Salaries and benefits have increased from $75,929 in fiscal 2007 to $115,736 in fiscal 2008.  Wages are higher in fiscal 2008, due to salary increases, and the increased employee time required complying with new reporting and regulatory regulations.  The exploration activity in Sierra Leone has contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

Stock-based compensation of $414,484 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2008, and compares to $67,867 related to the vested portion of stock options granted to directors, officers, consultants and employees incurred in fiscal 2007.  These options were valued using the Black-Scholes (“B-S”) option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  This valuation may be somewhat questionable, as is all stock-based compensation methods, as the Company’s stock options are not transferable and cannot be traded.

Shareholder communications have increased from $286,510 in fiscal 2007 to $353,259 in fiscal 2008.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2008 and 2007.  Axino A G was paid $82,500 in fiscal 2007 for services primarily related to the European markets, and $97,500 in fiscal 2008, and Dynamic Stock Market Analysts were paid $36,667 to help the Company increase its presence on the internet.  Cronus Capital was paid $30,000 for investor relations activities, and PSG Media was paid $5,509 for an IR campaign in May 2007.  These agreements are no longer in effect.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.

The Company also granted 780,000 stock options to CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary (“CHF”), an investor relations firm specializing in mineral resource companies, as the Company’s investor relations counsel: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, with an expiry date of September 21, 2012.

An additional grant of 150,000 stock options at a price $0.50, exercisable over a five-year period, expiring December 11, 2012, was made to an investor relations consultant.

Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs have decreased from $143,530 in fiscal 2007 to $81,582 in fiscal 2008.  The largest portion of the decrease relates to advertising and printed material which decreased from $80,935 in fiscal 2007 to $14,807 in fiscal 2008.

Travel and conference expenses have increased nominally from $19,458 in fiscal 2007 to $21,262 in fiscal 2008.

Year Ended March 31, 2007, Compared to Year Ended March 31, 2006 (“fiscal 2006”)

In fiscal 2007, Cream incurred a loss of $663,350, or loss per common share of $0.02, compared to a loss of $891,264, or a loss of $0.03 per common share in fiscal 2006.

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

The Company paid Lang Mining a monthly management fee of $2,500 per month for the services of Frank Lang as President and CEO of the Company, for a total of $30,000 in fiscal 2006.  The fees paid to Lang Mining were increased to $5,000 per month, effective April 1, 2006, and to $10,000 per month, effective November 1st, 2006.  These fees totalled $85,000 in fiscal 2007.

LMC’s fees and reimbursements totalled $232,638 in fiscal 2007 compared to $244,149 in fiscal 2006.  Consulting fees of $17,500 (2006 - $7,500) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Office and administration costs decreased from $133,781 in fiscal 2006 to $79,474 in fiscal 2007.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  Decreased use of office space near the end of 2006, and throughout 2007, accounted for the decrease in office and administration costs in fiscal 2007.

Salaries and benefits decreased from $84,795 in fiscal 2006 to $75,929 in fiscal 2007.  The exploration activity in Sierra Leone contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

Stock-based compensation of $232,287 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2006, and compares to $67,867 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2007.  These options were valued using the B-S option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 85% in fiscal 2007 and 109% in fiscal 2006.

Shareholder communications increased from $190,246 in fiscal 2006 to $286,510 in fiscal 2007.  The Company has an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2007 and 2006.  Axino AG was paid $82,500 in fiscal 2007 for services primarily related to the European markets.  Listing and filing fees decreased from $28,933 in fiscal 2006 to $20,839 in fiscal 2007.  Transfer agent fees increased from $9,632 in fiscal 2006 to $12,649 in fiscal 2007.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs increased from $65,595 in fiscal 2006 to $147,357 in fiscal 2007.  The largest portion of the increase relates to advertising and printed material which increased from $32,287 in fiscal 2006 to $81,762 in fiscal 2007.

Travel and conference expenses decreased from $49,139 in fiscal 2006 to $19,458 in fiscal 2007, due primarily to less travel to investor conferences during the year.

In fiscal 2005, the Company could not determine the recoverability of value-added taxes paid in Mexico in prior years.  As a result, $91,411 in value-added taxes recoverable was written off.  In fiscal 2006, $69,841 of the prior years’ value-added taxes was recovered.  No recoveries or write-downs were recorded in fiscal 2007.

Three Months Ended March 31, 2008 (“Q4 2008”), Compared to Three Months Ended March 31, 2007 (“Q4 2007”)

In Q4 2008, Cream incurred a loss of $1,885,695 or $0.03 per common share, compared to a loss of $189,852, or $0.01 per common share inQ4 2007.  Total operating expenses, before interest income, were $1,886,783 in Q4 2008 as compared to $191,174 in Q4 2007.  In Q4 2007, there was a $9,614 loss on foreign exchange related to transactions associated with operations in Mexico and Sierra Leone compared to a gain of $6,963 in Q4 2008.

In Q4 2008, the Company wrote down its interest in the Sewa River onshore claim in Sierra Leone by $1,586,240 to a nominal value of $1, with no comparative property write-downs in Q4 2007.

Legal, accounting and audit fees increased from $9,952 in Q4 2007 to $21,026 in Q4 2008, primarily due to an increase in legal expense.  Salaries and benefits increased from $19,948 in Q4 2007 to $28,121 in Q4 2008.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees in fiscal 2008 included in Q4 2008 is $71,612 compared to $5,440 in Q4 2007.

Shareholder communications remained at the same level - $80,802 in Q4 2008 compared to $80,323 in Q4 2007.  This includes consulting fees paid to Axino AG, Arbutus, CHF, and Robert Paul.

Travel and conference costs of $13,406 in Q4 2008 compare to $12,875 in Q4 2007.  The Company had a representative at the Prospectors and Developers Conference in both fiscal quarters.

In both Q4 2008 and Q4 2007, management fees of $30,000 were paid to Lang Mining for the services of the president.  Kent Avenue Consulting Ltd. received $4,500 in Q4 2007 and $6,000 in Q4 2008.

Three Months Ended March 31, 2007, Compared to Three Months Ended March 31, 2006 (“Q4 2006”)

In Q4 2007, Cream incurred a loss of $189,852 or $0.01 per common share, compared to a loss of $156,564, or $0.00 per common share in Q4 2006.  Total operating expenses, before interest income, were $191,174 in Q4 2007 as compared to $156,847 in Q4 2006.  In Q4 2007, there was a $9,614 loss on foreign exchange related to transactions associated with operations in Mexico and Sierra Leone in Q4 2006, compared to a loss of $704 in Q4 2006.

Legal, accounting and audit fees decreased from $19,543 in Q4 2006 to $9,952 in Q4 2007, primarily due to a decrease in legal expense.  Salaries and benefits decreased from $23,573 in Q4 2006 to $19,948 in Q4 2007.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees included in Q4 2006 is $33,567 compared to $5,440 in Q4 2007.

Shareholder communications increased from $51,671 in Q4 2006 to $80,323 in Q4 2007.  Consulting fees of $6,000 were paid to Arbutus in each fiscal period.  Fees of $22,500 were paid to Axino AG in Q4 2007, compared to $Nil in Q4 2006 which accounts for the majority of the quarterly change.

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

Liquidity and Capital Resources

Year ended March 31, 2008

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily through private placements to sophisticated investors.  The Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2008, Cream had a working capital deficiency of $1,060,686 (a measurement tool generally defined as current assets less current liabilities) compared to working capital of $3,610 at March 31, 2007, and an accumulated deficit of $21,621,944 (March 31, 2007 - $18,595,166).

Plans for Fiscal 2009

The Company is focusing on the permitting exploration of its Nuevo Milenio property and expending flow-through funds on its mineral property interests in Manitoba and British Columbia.

At March 31, 2008, the Company had a significant working capital deficiency, as noted above.  The deficiency is primarily an interest-bearing loan payable to Frank Lang of $700,000 and additional cash advances of approximately $385,000 at August 29, 2008.  It is estimated that it may require approximately $2.0 - $4.0 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, unless portions of the loans are converted to some form of equity.  At the date of this Annual Report on Form 20-F, no negotiations have been entered into with respect to this liability.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

At the time of entering into an agreement to issue 411,764 common shares in consideration of a loan agreement, Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  In consideration of loan to the Company, the Company entered into an agreement to issue 411,764 common shares to Mr. Lang as bonus shares in lieu of interest to that date.  The value of these shares has been calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company will pay interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2008, Mr. Lang has been paid $14,010.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang has advanced an additional $249,244 to March 31, 2008, and an additional $139,116 to August 29, 2008, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.

Investing Activities

Current assets decreased to $272,021 at March 31, 2008, from $404,737 at March 31, 2007.  The market value of investments in marketable securities was $24,767 at March 31, 2008, compared to $34,304 at March 31, 2007.  The marketable securities held are highly volatile.  At March 31, 2008, the book value of these publicly traded securities is $31,704 (2007 - $31,704).  Investments include shares with a book value of $30,796 (2007 - $30,796) that are investments in companies with officers and directors in common with the Company.

Mineral Property Acquisitions and Payments

In October 2007, the Company entered into an option agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Cream has the exclusive right and option to earn a 100% interest in the property by making payments totalling $105,000 and issuing 200,000 common shares to the optionor over a 48-month period.  The Company is to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company is to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company must incur exploration expenditures totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative on or prior to the second anniversary; $15,000 cumulative on or prior to the third anniversary; and $20,000 cumulative on or prior to the fourth anniversary of regulatory approval.  Upon completion of the terms, the property will be subject to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals derived from the property.  The Company has the right to reduce the NSR to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

In fiscal 2005, the Company jointly entered into an agreement to option two (2) staked claims namely the Trout and Trout 1 claims located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  The Trout Claim Group is contiguous with and encompassed by the Stephens Lake Claim Group, which is held by the same optionees (namely the Company, Sultan, and ValGold).  Under the terms of the agreement the optionees agreed to make total cash payments of $110,000 and issue 200,001 common shares, all of which were issued by the Companies at the date of this report.  The optionees are vested with 75% of the Trout Claim Group and may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  The joint venture agreement has not yet been entered into.  No further option payments are due on the Trout Claim group option agreement.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($50,000 paid) over six years.  A payment of $20,000 was made subsequent to March 31, 2008.

The Lucky Jack option agreement requires the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($70,000 paid) over six years.  A payment was made subsequent to March 31, 2008.

The Kootenay Gemstone property agreement requires the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 48 months.  A payment of $10,000 payable on February 21, 2005, was deferred to February 21, 2008, but at the date of this annual report has not yet been paid.

The 100% held Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  Due to financing constraints and exploration of other mineral property interests, in fiscal 2005 the Company wrote down the property by $1,523,030 to a nominal carrying value of $1.  The size of the Nuevo Milenio property has also been reduced by the CMM 1 claims and the remainder of the claims have been reduced in size by approximately 33% to reduce carrying costs on the property, which primarily involves payment of taxes relating to the concessions held.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  All taxes on the current property holdings are in good standing.

Mineral Property Option Payments Due In Fiscal 2009

The Company must make cash payments totalling $160,000 and issue 150,000 common shares in the year ended March 31, 2009, to maintain the mineral property interests held at March 31, 2008.  At the date of this report, cash payments of $80,000 have been made and 50,000 common shares have been issued pursuant to the agreements.

Capital Resources

During the year ended March 31, 2008, the Company entered into one private placement.  A total of 2,750,500 common shares were issued in a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two year term.  Compensation was paid to certain eligible arm’s-length parties (the "Finders"), and was comprised of a cash commission totalling $64,638, equal to 8% of the gross proceeds received by the Company from the sale of units by such Finders, and a total of 143,640 non-transferable warrants (the “Finder’s Warrants”) equal to 8% of the number of units sold by such Finders.  Each Finder’s Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants at an exercise price of $0.55 per Finder’s Warrant Share in the first twelve (12) months and $0.65 per Finder’s Warrant Share for the balance of the two year term.  This private placement closed in two tranches.  The Finder’s Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The value attributable to each of the Finder’s Warrants was $0.16 to $0.22.

During the year ended March 31, 2008, 1,145,500 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $252,130 to the treasury and 1,745,300 warrants were exercised at $0.45 to provide $785,385 to the treasury.

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 8,941,761 common shares under the plan.  At March 31, 2008, 5,349,900 (March 31, 2007, 3,770,400) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter.

During the year ended March 31, 2008, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the Black-Scholes (“B-S”) option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

The Company granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.65, $0.75 and $0.85, respectively.  The stock options were cancelled effective August 31, 2008, as the investor relations services contract was terminated.

The Company granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 11, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 4.18%; expected life in years – 5, and expected volatility of 93%.  The fair value per option at the time of grant was $0.28.

The Company granted 225,000 stock options to geological consultants at a price of $0.50 per share, exercisable until February 4, 2013.  The fair value of the stock options granted was estimated at the date of grant using the B-S options pricing model with the following weighted average assumptions: risk-free interest rate – 3.21%; expected life in years – 1.0; and expected volatility of 83%.  The fair value per option at the time of grant was $0.08.  The consultants’ options agreement expired in August 2008, due to termination of services.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Subsequent to March 31, 2008, the Company completed a private placement financing consisting of 1,658,635 non flow-through units (“NFT Unit) at a price of $0.22 per NFT Unit, each NFT Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.25.  Compensation of 91,000 finder’s units was issued and payment of a finder’s fee of $2,912 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the finder’s unit at an exercise price of $0.25.

In addition, 1,010,800 flow-through units (“FT Unit”) were issued at a price of $0.25 per FT Unit.  Each FT Unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued and a payment of a finder’s fee of $3,088 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the Finder’s Unit at an exercise price of $0.28.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder’s Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder’s Unit Warrants will expire within 30 days from the date of such written notice.

The Company does not have any long-term debt, but Mr. Frank A. Lang has a loan agreement and additional advances that are recorded as liabilities to related parties.  At the time of entering into an agreement to issue 411,764 common shares in consideration of a loan agreement, Mr. Lang had initially advanced $700,000 to the Company without interest or repayment terms.  In consideration of loan to the Company, the Company entered into an agreement to issue 411,764 common shares to Mr. Lang as bonus shares in lieu of interest to that date.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company will pay interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2008, Mr. Lang has been paid $14,010.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang has advanced an additional $249,244 to March 31, 2008, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.

At March 31, 2008, the following warrants were exercisable:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09

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

Acquisition and exploration costs incurred in fiscal 2007 totalled $2,513,803.

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

Capital Resources

In fiscal 2007, the Company completed the following share placements:

i.

On June 1, 2006, the Company completed a private placement of 3,000,000 units at a price of $0.60 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.75 until June 1, 2007.  These warrants expired, unexercised.

ii.

On February 22, 2007, the Company completed a private placement of 2,500,000 units at a price of $0.40 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.50 until February 21, 2009.

In fiscal 2007, 877,900 stock options were exercised at prices of $0.10 to $0.54 to acquire 877,900 common shares.  On August 3, 2005, 100,000 and 310,000 stock options were granted to directors, officers, consultants and employees at prices of $0.50 and $0.53 per June 12, 2011, and January 29, 2012, respectively.  Stock-based compensation of $101,020 in fiscal 2007 relates to the vested portion of stock options granted to directors, officers, consultants and employees, compared to $238,965 related to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2006.  These options were valued using the B-S option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.  The Company used historical volatility rates of 85% in fiscal 2007 and 109% in fiscal 2006.

Insiders of Cream purchased an aggregate 51.2% of the private placement of 3,000,000 units at $0.60 noted above.  Lang Mining and Dauntless Developments Ltd. (“Dauntless”), both private companies controlled by Frank A. Lang, acquired 1,000,000 units and 242,234 units, respectively, on the same terms as the other subscribers to the private placement.  Immediately prior to the closing of the private placement, Frank A. Lang beneficially owned or had control or direction over 8,869,953 common shares and securities convertible into 2,863,000 common shares of Cream equal in aggregate to approximately 33% of the issued and outstanding common shares of Cream.  The acquisition of 1,000,000 units by Lang Mining and 242,234 units by Dauntless constitutes an increase to the beneficial holdings of Frank A. Lang of 4.9% of the post closing issued and outstanding common shares of Cream.  Of these securities, Lang Mining held 3,383,403 common shares and securities convertible into 500,000 common shares of Cream equal in aggregate to approximately 10% of the post closing issued and outstanding common shares of Cream, and Dauntless held 1,273,254 common shares and securities convertible into 214,117 common shares of Cream equal in aggregate to approximately 3.9% of the post closing issued and outstanding common shares of Cream.

Additionally, Ferdinand Holcapek and Sargent H. Berner, both directors of Cream, purchased 250,000 Units and 45,000 units, respectively, on the same terms as the other subscribers to the private placement.  Post closing, Mr. Holcapek held or had control or direction over 2,327,037 common shares and securities convertible into 645,000 common shares of Cream equal in aggregate to approximately 7.8% of the post closing issued and outstanding common shares of Cream, and Mr. Berner held or had control or direction over 213,500 common shares and securities convertible into 332,500 common shares of Cream equal in aggregate to approximately 1.4% of the post closing issued and outstanding common shares of Cream.

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

In fiscal 2005, Cream wrote off costs totalling $472,948 on the Fenix properties in the year ended March 31, 2005.  Costs incurred in the year ended March 31, 2006, of $113,042 were written off in the period of expenditure.

Expenditures incurred on the Casierra property in Sierra Leone in fiscal 2006 include the following:  Acquisition costs - $20,241; drilling - $18,172; geological and geophysical - $216,853; site activities - $63,541, and travel and accommodation- $58,838.

In fiscal 2006 Cream entered into an option agreement with W. S. Ferreira Ltd. to acquire 100% interest in the Wine Wine Property.  Acquisition and exploration costs incurred in fiscal 2006 total $34,036.

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
3,032,350

The expiry date of 2,000,000 of the warrants described above was extended from April 18, 2006, to April 18, 2007, and the majority of these were exercised.

Financial Constraints

All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream will continue to have to rely on financing to carry on its proposed exploration programs for fiscal 2009.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize its project exploration to fit within cash availability.  Cream’s primary exploration focus is currently on the Nuevo Milenio property in Mexico, the Wine and Cedar claims in Manitoba and the Goldsmith and Kootenay Gemstone properties in British Columbia.  The Company is seeking joint venture partners for its Casierra licences in Sierra Leone.

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

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by denouncement (the Nuevo Milenio property).  The property was decreased to reduce carrying costs in fiscal 2005.  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2008.  The Company completed a drilling and exploration program in May 2004 and is currently planning further drilling, pending financing.  Exploration results are summarized in Item 4 of this annual report.

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

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.  As of the end of the fiscal 2008 year Cream estimates the minimum cost of maintaining its corporate administrative activities at approximately $30,000 per month, based on current levels of activity.  Accordingly Cream’s management estimates that a minimum of $720,000 will be needed to maintain its corporate status and assets over the ensuing two-year period, including minimal exploration and claims related activity.  Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

Cream has made all share and cash commitments on the mineral property interests currently held.  It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Cream will need to raise additional financing to complete its proposed exploration programs for fiscal 2009.  In the event that market conditions prevent Cream from receiving additional external financing if required, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

With respect to its mineral property interests, Cream has planned a $3 million exploration program that will include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property.  This program is contingent on obtaining additional financing. To date the Company has not started this program, as it has not had sufficient financing.  Cream also has a bulk sampling program planned at a cost of US$500,000 originally planned to start in October 2007 on the Casierra Property, in addition to further drilling and sampling on the Nuevo Milenio property.  All of these programs are dependent upon adequate financing.  Nuevo Milenio drilling, additional drilling on the Wine and Cedar claims, and assessment work on the British Columbia properties are the initial exploration plans for fiscal 2009.

Financial Instruments

The Company’s financial instruments may be comprised of cash and cash equivalents, short term investments, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Cream primarily holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.  Excess funds on hand, over and above planned expenditures are invested in Government of Canada or like debt obligations and other short term cash investments pending the requirement for the funds.

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

Silver

From a historical perspective Cream has strategically focused its exploration activities on potential silver based prospects.  According to the Silver Institute in Washington. D.C., total global silver fabrication grew 1 percent in 2007 to 843.7 million ounces (“Moz”).  Most notably, industrial applications, a key constituent of the overall demand complex, posted an impressive 7 percent gain to 455.3 Moz, recording the sixth consecutive year of growth in this category.  In fact, in the period since the technology related slump in 2001, industrial applications have added an impressive 120.1 Moz to silver demand.  A key factor behind the increase last year was the more than 6 percent rise in the electrical and electronics sector, which broke the 200 Moz mark for the first time.  India, China and the United States accounted for 70 percent of the world rise in all industrial uses, while Germany, Italy and France also posted gains.  Total industrial demand reached 54 percent of total global silver fabrication demand in 2007.

Jewellery fabrication coped well with high and volatile silver prices, slipping by only 2 percent in 2007, the product of weaker offtake in Europe and the Indian Sub-Continent, which offset growth in East Asia, where Chinese jewellery fabrication grew by a noteworthy 13 percent in 2007.  Silverware demand fell by a modest 4 percent in 2007 to 58.8 Moz, as losses in India, Europe and Mexico were partially countered by gains for Russia and China.

Photographic demand continued to decrease, falling by 11 percent in 2007 to 128.3 Moz.  The bulk of the decline was accounted for by lower consumer demand for color film, this sector being most affected by further inroads from digital photography.  Total global silver fabrication grew 1 percent in 2007 to 843.7 Moz.  Most notably, industrial applications, a key constituent of the overall demand complex, posted an impressive 7 percent gain to 455.3 Moz, recording the sixth consecutive year of growth in this category. In fact, in the period since the technology related slump in 2001, industrial applications have added an impressive 120.1 Moz to silver demand.

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

Global silver mine production rose by 4 percent in 2007, with particularly solid gains from Chile, China and Mexico.  Total silver mine production reached 670.6 Moz last year. Peru was the world’s biggest silver mining country in 2007, followed in the rankings by Mexico, China, Chile and Australia.  Last year, silver generated at primary mines drove global totals higher, increasing by 11 percent to account for 30 percent of all silver mined.  Cash costs at primary silver mines rose to a weighted average of US$1.52 per ounce, driven by a combination of labour, consumables and energy cost rises.  The net supply of silver from above-ground stocks dropped by 8 percent in 2007 to 173.1 Moz.  The decline was mainly the product of lower net government sales and rising producer de-hedging, although scrap supply was also trimmed.  De-hedging reduced the overall producer hedge position by a sizable 30 percent last year, the global book declining by 25.0 Moz.  Despite higher silver prices, scrap volumes fell in 2007 by 3 percent, to 181.6 Moz, the result of falling Indian recycling with the rest of the world virtually flat on a net basis. Net government sales took a steep downturn in 2007, plummeting by 46 percent to 42.3 Moz.  The decline was the result of two major sellers in 2006, namely China and India, being essentially absent in 2007.  In contrast, Russian government sales, which comprised the bulk of net sales in 2006, rose, partly offsetting the others’ declines.

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

To document these and other market fundamentals, each year the Silver Institute works with GFMS Limited, of London, a leading research company, to prepare and publish an annual report of worldwide silver supply and demand trends, with special emphasis on key markets and regions.  This annual survey also includes current information on prices and leasing rates, mine production, investment and fabrication.  The silver price has increased from an average of US$4.95 per ounce in 2000 to US$13.38 per ounce in 2007.  Most silver is a by-product of gold, copper, and lead/zinc mines, with primary silver production accounting for only approximately 20% of total mine production, or approximately 100 million ounces of silver.  The fact that primary silver mining represents such a small percentage of total mine supply means that when the inevitable silver price increase occurs, only a fraction of production capacity will be available to meet immediate demands.

A primary factor affecting the price of silver is the available supply versus fabrication demand.  In recent years, fabrication demand has greatly outpaced mine production forcing market participants to draw down existing stocks to meet demand.  As these available sources continue to decline, silver's fundamentals continue to strengthen.  However, since silver is a tangible asset, and is recognized as a store of value, its price can also be affected by changes in things such as inflation (real or perceived), changing values of paper currencies, and fluctuations in deficits and interest rates, to name a few.

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

F.

Tabular disclosure of contractual obligations

The Company has no long-term obligations.  All mineral option payments and share issuances are at the option of the Company, and are made pursuant to the option agreements, and upon exploration results that warrant additional work.  The following table summarizes the Company’s option payments that may be made at the option of the Company, on its mineral property interests at March 31, 2008:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total

Kootenay Gemstone Property option	$ 40,000	$ 20,000	$ --	$ --	$ --	$ --	$ 60,000
Goldsmith Property option	20,000	20,000	20,000		--	--	60,000
Lucky Jack option	20,000	20,000		--	--	--	40,000
Wine Property option	40,000		--	--	--	--	40,000
Grand Nickel Project option	15,000	40,000	40,000				95,000
	$ 135,000	$ 100,000	$ 60,000	$ --	$ --	$ --	$ 295,000

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

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company
Frank A. Lang, President Chairman, President, Chief Executive Officer and Director	Sultan Minerals Inc., Acrex Ventures Ltd., Aurifer Capital Corp.	Chairman, President and Chief Executive Officer, Cream Minerals Ltd.
Arthur G. Troup Vice President, Exploration and Director	Sultan Minerals Inc.; Acrex Ventures Ltd.; Armadillo Resources Ltd. and Astorius Resources Ltd.	President, Sultan Minerals Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	Director General and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000
Sargent H. Berner Director

ValGold Resources Ltd.; Emgold Mining Corporation, Aurizon Mines Ltd., Sultan Minerals Inc., Titan Logix Corp., Canadian Small Cap Resource Fund 2006 No. 1 and No. 2, 2007 No. 1 and No. 2 Limited Partnerships, NovaDX Ventures Corp., Pacific Ridge Exploration Ltd., Bordeaux Energy Inc., Magnate Ventures Inc., Palo Duro Entergy Inc., and Olivut Resources Ltd.,

Co-Executive Chairman and Chief Executive Officer, Emgold Mining Corporation
Robin H. Merrifield Director	Acrex Ventures Ltd.	Senior Vice President and Chief Financial Officer, Uranium One Inc.
C. Douglas Lang	Coastal Community Credit Union and Stabilization Central Credit Union of British Columbia	Business consultant since 2005
Shannon M. Ross CFO and Corporate Secretary	Golden Pacific Capital Corp., Glenthorne Enterprises Inc., Canadian Small Cap Resource Fund 2006 No. 1 and No. 2 Limited Partnerships,	Chief Financial Officer of ValGold Resources Ltd. and Sultan Minerals Inc.

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

C. Douglas Lang is a Certified General Accountant who obtained his professional designation while employed with the City of Campbell River.  His position with the City was that of Chief Financial Officer (1991 to 2005) and he regularly managed complex annual budgets in excess of $60 million.  Under Mr. Lang’s stewardship the City twice received the Canadian Award for Financial Reporting.  He presently serves as a director and held the position as board chair (2005/06) of Coastal Community Credit Union.  The Credit Union has assets of $1.5 billion dollars and employs over 500 people.  He has also been a member of their Audit and Finance Committee, and is currently a director on the board of Stabilization Central Credit Union of British Columbia.  He is currently working as an independent consultant for local governments in British Columbia and has done consulting work for the junior mining industry.

Shannon M. Ross, CA, has been the Chief Financial Officer and Corporate Secretary of the Company since 2000, and is also the Chief Financial Officer and Corporate Secretary for Sultan Minerals Inc., ValGold Resources Ltd., Emgold Mining Corporation (to March 31, 2008), publicly-traded companies sharing office premises.  From June 2001 to March 2004 she was the Chief Financial Officer for Northern Orion Resources Inc.  From 1991 to 1999, Ms Ross was with the Hunter Dickinson Group of companies, and held the position of Controller and other positions during that period.  She was Controller of Dia Met Minerals Ltd. for a period in 1999.  Shannon holds a Bachelor of Commerce degree from the University of Alberta, and is a registered Chartered Accountant (CA) in British Columbia.  Ms Ross spends approximately 20% to 35% of her time on the affairs of the Company.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.  Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will declare his interest and abstain from voting on such matter.  All directors have a term of office expiring at the next annual general meeting of Cream which is to be held on September 19, 2008.

B.

Compensation

Stock option plan

Cream has no arrangements, standard or otherwise, pursuant to which directors are compensated by Cream or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year, except for amounts paid from time to time to LMC in reimbursement for consulting services provided by Sargent Berner.  Stock options are a significant component of the compensation received by the directors and serve to provide incentive to such individuals to act in the best interests of Cream and its shareholders.  Cream has a formalized stock option plan for the granting of incentive stock options to the officers, employees and directors.  Cream granted stock options to its directors, officers and employees during the most recently completed financial year.  The purpose of granting such options is to assist Cream in compensating, attracting, retaining and motivating the Directors of Cream to closely align the personal interests of such persons to that of the shareholders.

The purpose of the Plan is to allow Cream to grant options to directors, officers, employees and service providers, as an incentive to continue to serve, and as an opportunity to participate in the profitability of Cream.  The granting of such options is intended to align the interests of such persons with that of Cream.  Options are exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the Market Price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to the Cream or its subsidiaries.  At March 31, 2008, and at August 31, 2008, the maximum number of Common Shares which may be issued pursuant to options previously granted and granted under the Plan is 8,941,761, or such additional amounts as may be approved from time to time by shareholders of Cream.  A total of 4,194,900 stock options are outstanding as of August 31, 2008, and 5,349,900 were outstanding at March 31, 2008.

At the Company’s Annual General Meeting held on September 19, 2008, the Company entered into a rolling stock option plan, which allows for up to 10% of the Company’s issued share capital be granted as stock options.  Under a 10% rolling plan, the maximum allowable under the plan at August 31, 2008, would be 5,081,259, or 10% of the issued and outstanding common shares of 50,812,588 at August 31, 2008.

The stock option plan is intended to allow the Company to grant additional options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to 10 years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the TSX Venture Exchange.  Pursuant to the plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The maximum number of common shares which may be issued pursuant to options previously granted and outstanding and those granted under the plan will be a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  The plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule at its discretion.

The plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

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

Option Grants During the Most Recently Completed Financial Year

At August 31, 2008, prior to the adoption of the 10% rolling plan on September 19, 2008, the Company’s option plan allowed for the issuance of 8,941,761 stock options.  There were 3,010,000 options granted during the year ended March 31, 2008.

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

Stock Options Outstanding

(at August 29, 2008)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Cream and Subsidiaries

Frank A. Lang Chairman, President and Chief Executive Officer and Director	100,000	0.54	December 18, 2003	December 18, 2008
	270,000	0.50	April 16, 2007	April 16, 2012
	370,000
Arthur G. Troup Vice President Exploration and Director	100,000	0.54	December 18, 2003	December 18, 2008
	100,000	0.30	October 6, 2004	October 6, 2009
	120,000	0.165	August 3, 2005	August 3, 2010
	150,000	0.50	April 16, 2007	April 16, 2012
	470,000
Shannon M. Ross Chief Financial Officer and Corporate Secretary	100,000	0.54	December 18, 2003	December 18, 2008
	120,000	0.165	August 3, 2005	August 3, 2010
	180,000	0.50	April 16, 2007	April 16, 2012
	400,000
Sargent H. Berner Director	100,000	0.54	December 18, 2003	December 18, 2008
	125,000	0.165	August 3, 2005	August 3, 2010
	160,000	0.50	April 16, 2007	April 16, 2012
	385,000
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	100,000	0.54	December 18, 2003	December 18, 2008
	116,100	0.30	October 6, 2004	October 6, 2009
	30,000	0.165	August 3, 2005	August 3, 2010
	100,000	0.53	January 29, 2007	January 29, 2012
	175,000	0.50	April 16, 2007	April 16, 2012
	521,100
Robin Merrifield Director	150,000	0.30	October 6, 2004	October 6, 2009
	120,000	0.165	August 3, 2005	August 3, 2010
	75,000	0.50	April 16, 2007	April 16, 2012
	345,000
C. Douglas. Lang Director	100,000	0.50	June 12, 2006	June 12, 2011
	75,000	0.50	April 16, 2007	April 16, 2012
	175,000
Total Directors/Officers (7 persons)	2,666,100
Total Employees/Consultants (18 persons)	1,528,800	$0.165 to $0.54	December 18, 2003 to December 4, 2007	December 18, 2008 to December 4, 2012
Total Directors/Officers/ Employees/ Consultants (25 persons	3,835,400

There were 1,145,500 stock options exercised in fiscal 2008.  In the year ended March 31, 2008, 3,010,000 stock options were granted at prices ranging from $0.50 to $0.95 to consultants and directors.  Subsequent to March 31, 2008, and up to August 31, 2008, 1,155,000 stock options granted to employees and consultants at exercise prices ranging from $0.50 to $0.95, were cancelled.

During Cream’s financial year ended March 31, 2008, the aggregate direct remuneration paid or payable to Cream’s directors and senior officers by Cream and its subsidiaries, all of whose financial statements are consolidated with those of Cream, was $155,910 and US$102,000.  This figure includes $120,000 paid to Lang Mining, US$102,000 paid to the director and sole administrator of Cream Minerals de Mexico, S.A. de C.V. and $35,910 paid to the officers of Cream, other than the fees paid to the President and Chief Executive Officer and the sole administrator of the Company.  The portion of remuneration received through LMC, which is attributable to directors and officers for Cream’s affairs totalled $35,910 for the year ended March 31, 2008.

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

The compensation paid to each of the Named Executive Officers during Cream’s three most recently completed financial years ended March 31, is as set out below:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary Bonus Other Annual ($) ($) Compensation ($)			Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Frank A. Lang, President and Director	2008	Nil	Nil	120,000	270,000	Nil	Nil	Nil
	2007	Nil	Nil	85,000	Nil	Nil	Nil	Nil
	2006	Nil	Nil	30,000	750,000	Nil	Nil	Nil
Arthur G. Troup Vice President Exploration and Director	2008	Nil	Nil	Nil	150,000	Nil	Nil	Nil
	2007	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2006	9,493	Nil	Nil	120,000	Nil	Nil	Nil
Ferdinand Holcapek Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. and Director	2008	US102,000	Nil	Nil	175,000	Nil	Nil	Nil
	2007	US102,000	Nil	Nil	100,000	Nil	Nil	Nil
	2006	59,138	Nil	Nil	120,000	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2008	35,910	Nil	Nil	180,000	Nil	Nil	Nil
	2007	17,042	Nil	Nil	Nil	Nil	Nil	Nil
	2006	22,556	Nil	Nil	120,000	Nil	Nil	Nil

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers and directors exercised the following stock options in respect of Cream’s shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable*	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Frank A. Lang	500,000	115,000	235,000/135,000	0/0
Ferdinand Holcapek	Nil	Nil	433,600/87,500	11,355/0
Sargent H. Berner	85,000	34,000	305,000/80,000	23,125/0
Arthur G. Troup	75,000	27,750	395,000/75,000	27,200/0
C. Douglas Lang	Nil	Nil	137,500/37,500	0/0
Robin Merrifield	Nil	Nil	307,500/37,500	29,700/0
Shannon M. Ross	50,000	18,500	310,000/90,000	22,200/0

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

Securities Held by Insiders

As at August 31, 2008, the directors and officers of Cream held as a group, directly and indirectly, ownership or control of 19,856,178 fully diluted common shares, inclusive of vested stock options and warrants (32.97%).  To the knowledge of the directors and officers of Cream, as at such date, there were no persons exclusive of Frank A. Lang holding more than 10% of the issued common shares.

C.

BOARD PRACTICES

All directors were re-elected at the September 19, 2008, annual general meeting and had a term of office expiring at the next annual general meeting of Cream held in September 2009.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest to the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Robin Merrifield was appointed to the Board as an independent director.  There are six directors.  Frank Lang, Arthur Troup and Fred Holcapek are related due to holding an executive position with the Company, or a subsidiary.  Mr. Holcapek also receives consulting fees.  Sargent Berner was formerly an associate counsel at DuMoulin Black, the Company’s legal counsel, and was related until April 1, 2006. He currently receives consulting fees for services through a private company, Kent Avenue Consulting Ltd.  C. Douglas Lang is an unrelated director.

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

D.

EMPLOYEES

At March 31, 2008, Cream had no employees in its head office and contracts staff on an as needed basis.  Cream’s functions are primarily administered through LMC (see Item 7).  Cream Minerals de Mexico, S.A. de C.V., Cream’s subsidiary in Mexico has less than five employees.

E.

SHARE OWNERSHIP

Common Shares (fully diluted) at August 29, 2008

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
Frank A. Lang	9,763,844/4,754,607 (1)	24.10%
Ferdinand Holcapek	2,828,287/0(2)	4.70%
Arthur G. Troup	699,900/121,000(3)	1.36%
C. Douglas Lang	208,790/0(4)	0.35%
Robin Merrifield	326,250/0(5)	0.54%
Sargent H. Berner	643,500/0(6)	1.07%
Shannon M. Ross	510,000/0(7)	0.85%
	14,557,057/4,875,607	32.97%

*Based on 60,231,268 shares outstanding as of August 29, 2008, including vested stock options and warrants that were exercisable on that date.

(1)

Of these shares, 302,500 represent vested stock options in the name of Frank A. Lang, and 1,735,000 warrants in the name of Frank Lang.  Of the indirect ownership, 4,950 are in the name of Mark Management Ltd., 1,366,254 are held in the name of Dauntless Developments Ltd., and 3,383,403 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(2)

Of these shares, 477,350 represent vested stock options.

(3)

Of these shares, 432,500 represent vested stock options.  The common shares held indirectly are in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(4)

Of these shares, 156,250 represent vested stock options.

(5)

Of these shares, 326,250 represent vested stock options.

(6)

Of these shares, 345,000 represent vested stock options.

(7)

Of these shares, 355,000 represent vested stock options.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Cream’s securities are recorded on the books of its transfer agent in registered form, however the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of August 31, 2008, Cream had authorized an unlimited number of common shares without par value of which 50,812,588 were issued and outstanding.

As of August 31, 2008, the only registered holder of 5% or more of the common shares of Cream was Frank Lang with 7,726,344 common shares held directly and 4,754,607 common shares held indirectly.  All other known shareholders with greater than 5% are brokerage clearing houses.

As of August 31, 2008, directors and officers of Cream as a group (seven persons) owned or controlled an aggregate of 15,726,328 common shares (30.95%) of Cream, or 19,856,178 common shares (32.97%) on a fully diluted basis.

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

As of August 31, 2008, there were 277 registered shareholders of record holding a total of 50,812,588 common shares of Cream.  To the best of Cream’s knowledge there were 88 registered shareholders of record with registered addresses in Canada, 183 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 49,107,429 (96.64%), 1,602,673 (3.15%) and 102,486 (0.21%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house is located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2008, except as noted below.

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

The president of the Company holds approximately 33% of the issued and outstanding shares of CDC, incorporated in British Columbia

Management Agreements

Frank A. Lang and Lang Mining Corporation

On January 1, 2003, the Company commenced paying a management fee of $2,500 per month to Lang Mining for the services of Frank A. Lang.  Lang Mining is a private company of which Frank A. Lang is the President, a Director and a major shareholder.  These services are not provided by LMC.  The fee paid to Lang Mining was increased to $5,000 per month from April 1, 2006, to October 31, 2006, and $10,000 per month since November 1, 2006.

LMC Management Services Ltd., Administration and Services Agreement

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of working capital is required to be on deposit with LMC under the terms of the services agreement.  LMC does not retain any profits in connection with the services provided by it.  All transactions are conducted in an arms-length manner.

During the years ended March 31, 2008, 2007 and 2006, $317,888, $232,638 and $244,149 were paid to LMC, respectively.  These totals include salaries and benefits and full cost recoveries for rent and other administrative costs.

Other Related Party Transactions in the Three Years Ended March 31, 2008

Consulting fees of $16,500 (2007 - $17,500; 2006 - $7,500) were paid to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative services and geological services, for a total of US$102,000 (2007 - US$102,000; 2006 - $59,138).

Legal fees of $13,895 were paid to DuMoulin Black, Barristers and Solicitors during the year ended March 31, 2006.  A director of the Company was an associate counsel of the law firm to April 1, 2006.

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan and ValGold, companies with directors and management in common with the Company.  The Company also holds interests in the Stephens Lake Property (Trout Lake Claims) jointly with Sultan and ValGold.

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

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

1.

Trading Markets

The tables below list the high and low prices for common shares of the Company for the past three years and for the current fiscal year to August 31, 2008:

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low	Monthly
	($)	($)	Volume
Month ended
August 31, 2008	0.21	0.16	295,500
July 31, 2008	0.25	0.15	602,400
June 30, 2008	0.30	0.20	1,675,400
May 31, 2008	0.30	0.25	1,016,600
April 30, 2008	0.38	0.29	480,600
March 31, 2008	0.47	0.35	793,900
February 28, 2008	0.41	0.32	660,400
January 31, 2008	0.46	0.31	952,700
December 31, 2007	0.48	0.36	499,000
November 30, 2007	0.54	0.41	574,500
October 31, 2007	0.55	0.39	1,190,300
September 30, 2007	0.50	0.43	802,600
August 31, 2007	0.67	0.40	2,222,100
July 31, 2007	1.38	0.34	9,513,000
June 30, 20067	0.61	0.44	882,000
May 31, 2007	0.59	0.47	617,000
April 30, 20067	0.59	0.50	831,000
March 31, 2007	0.52	0.44	1,456,000
February 28, 2007	0.55	0.44	2,641,000
January 31, 2007	0.54	0.40	3,299,000

By Quarter
Calendar 2007
First Quarter	0.55	0.40	7,396,000
Second Quarter	0.61	0.44	2,330,000
Third Quarter	1.38	0.34	12,537,700
Fourth Quarter	0.55	0.36	2,263,800

TSX Venture: CMA – Trading in Canadian Dollars	High	Low	Monthly
	($)	($)	Volume
Third Quarter	0.58	0.45	1,328,000
Fourth Quarter	0.66	0.40	1,844,000

Annual 2007	1.38	0.34	24,527,500
Annual 2006	0.80	0.25	20,498,000
Annual 2005	0.40	0.16	4,290,400
Annual 2004	0.90	0.26	7,300,300
Annual 2003	0.69	0.10	5,060,600

OTCBB: CRMXF – Trading in U.S. Dollars	High	Low	Volume
	($)	($)
Month ended
August 31, 2008	0.20	0.13	154,200
July 31, 2008	0.25	0.15	219,700
June 30, 2008	0.28	0.20	212,700
May 31, 2008	0.32	0.25	165,400
April 30, 2008	0.35	0.30	81,100
March 31, 2008	0.51	0.38	223,200
February 28, 2008	0.41	0.32	238,600
January 31, 2008	0.46	0.30	149,200
December 31, 2007	0.43	0.37	76,200
November 30, 2007	0.59	0.40	195,200
October 31, 2007	0.56	0.39	138,700
September 30, 2007	0.48	0.40	30,000
August 31, 2007	0.65	0.35	342,700
July 31, 2007	1.38	0.30	260,000
June 30, 2007	0.57	0.40	51,000
May 31, 2007	0.61	0.42	79,000
April 30, 2007	0.51	0.40	80,000
March 31, 2007	0.48	0.37	113,000
February 28, 2007	0.45	0.36	164,000
January 31, 2007	0.44	0.36	163,000

By Quarter
Calendar 2008
First Quarter	0.51	0.30	611,000
Second Quarter	0.35	0.20	459,200

Calendar 2007
First Quarter	0.48	0.36	440,000
Second Quarter	0.61	0.40	210,000
Third Quarter	1.38	0.30	363,900
Fourth Quarter	0.59	0.37	410,100

Calendar 2006
First Quarter	0.45	0.21	901,400
Second Quarter	1.01	0.30	1,343,100
Third Quarter	0.56	0.33	259,000
Fourth Quarter	0.59	0.35	285,000

Calendar 2005
First Quarter	0.31	0.21	562,300

Second Quarter	0.29	0.15	208,300
Third Quarter	0.22	0.12	464,600
Fourth Quarter	0.23	0.12	430,100

Annual 2007	1.38	0.30	1,692,800
Annual 2006	1.01	0.21	2,788,500
Annual 2005	0.31	0.12	1,665,300
Annual 2004	0.67	0.20	3,158,100
Annual 2003	0.48	0.05	386,700

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

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Cream’s share capital consists of one class of shares, namely common shares without par value, of which there are an unlimited number of shares authorized and 50,812,588 common shares without par value issued and outstanding as of August 29, 2008.  Note 8 of the accompanying audited consolidated financial statements provide details of all share issuances effected by Cream and the issue price per share for the three previous fiscal years.  There are no shares of Cream that are held by or on behalf of Cream.  There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years.  All common shares of Cream rank pari passu for the payment of any dividends and distributions in the event of a windup.  A summary of Cream’s dilutive securities (convertible or exercisable into common shares) is as follows:

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

Descriptions of rights, preferences and restriction attaching to each class of shares

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 50,812,588 are outstanding as of August 31, 2008.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of Cream but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Cream will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholder’ meetings require not less than a 60 day notice period from initial public notice and that Cream makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  Cream must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.  The meeting must be held within 13 months of the previous annual shareholders’ meeting and must present audited statements, which are no more than 180 days old at such meeting.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Cream appears to have been a PFIC for the fiscal year ended March 31, 2008, and at least certain prior fiscal years.  In addition, Cream may qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the head office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1, or on request of Cream at 604-687-4622.  Copies of Cream’s consolidated financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com during normal business hours.

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

Exchange Rate Sensitivity

The majority of Cream’s exploration operations are in Sierra Leone, with additional exploration being conducted in Mexico and Canada, and its administrative operations are in Canada.  It is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds are usually received in Canadian dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U. S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Exchange gains incurred in fiscal 2008 were $41,516 on $3.4 million in expenditures, an amount primarily related to activities in Sierra Leone.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

a)

Evaluation of disclosure controls and procedures.

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is (1) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management has carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this annual report, being March 31, 2008.  This evaluation was carried out under the supervision and with the participation of our company's management, including our Chief Executive and Chief Financial Officers.  Based upon that evaluation, our Chief Executive and Chief Financial Officers concluded that our company's disclosure controls and procedures are sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles effective as at the end of the period covered by this report.

b)

Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of Chief Executive Officers and of the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the design and operating effectiveness of our internal control over financial reporting as of March 31, 2008, based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2008.  However, certain weaknesses do arise, primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in smaller companies.  As a consequence of this situation: (i) it is not feasible to achieve the complete segregation of duties; particularly with respect to its subsidiary office in Durango, Mexico, which is primarily an exploration office, and (ii) the Company is unable to design internal controls “in house” providing independent review at a sufficient level of expertise in complex areas of financial accounting, such as taxation and the Canadian to U.S. GAAP reconciliation.

The Company believes that the weaknesses identified in its systems of internal control are mitigated by the thorough review of the Company’s financial statements by senior management, budgetary control over cash sent to subsidiary offices, and the monthly financial statements received from the subsidiary offices.  The financial statements are reviewed by the Audit Committee of the Board and by consulting with external experts.  In addition, senior management is active in the Company’s day-to-day operations and in monitoring the Company’s financial reporting.  Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company’s internal controls over financial reporting.  A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

c)

Attestation Report of registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

d)

Changes in internal controls over financial reporting

There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

During the Company’s most recently completed fiscal year ended March 31, 2008, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The members of the audit committee are Messrs Robin Merrifield, Sargent H. Berner and Doug Lang.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.  None of the current members of the board have a material relationship with the Company, although Mr. Berner provides consulting services through a private company which he controls, Kent Avenue Consulting Ltd., from which he earned $16,500 in the year ended March 31, 2008, and as such, is not considered to be independent.  No fees are paid to Mr. Robin Merrifield or Mr. Doug Lang.

At the date of this Annual Report on Form 20-F, the Company is in compliance with the audit committee composition rule set out in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), the Canadian regulatory policy respecting audit committees, as a majority of the members of the audit committee are considered independent.

Relevant Education and Experience

Disclosure respecting the education and experience of the audit committee is provided in their biographies above.  As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

•

The accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

Reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•

An understanding of internal controls and procedures for financial reporting.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.  All of the audit committee members are financially literate.  The board of directors has determined that Mr. Merrifield qualifies as a “financial expert” as defined in Item 401(e) of Regulation S-B, by virtue of his work experience and his education.  Mr. Merrifield is independent as independence is defined in the listing standards of the New York Stock Exchange.  The Securities and Exchange Commission has indicated that the designation of Robin Merrifield as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

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

	Years ended March 31,
Services:	2008 (Cdn$)	2007 (Cdn$)
Audit fees	$ 23,500	$ 17,500
Audit-related fee	1,650	NIL
Tax fees	1,920	1,690
All other fees	--	--
Total fees	$ 27,070	$ 19,190

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

During the year ended March 31, 2008, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 14 to the consolidated financial statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

ITEM 18

FINANCIAL STATEMENTS

Not applicable.  See item 17.

ITEM 19.

EXHIBITS

Financial Statements:

a.

Auditors’ Report on the consolidated balance sheets as at March 31, 2008 and 2007, and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended March 31, 2008, 2007 and 2006;

b.

Consolidated balance sheets as at March 31, 2008 and 2007;

c.

Consolidated statements of operations for each of the three years ended March 31, 2008, 2007 and 2006;

d.

Consolidated statements of shareholders’ equity for each of the three years ended March 31, 2008, 2007 and 2006;

e.

Consolidated statements of cash flows for each of the three years ended March 31, 2008, 2007 and 2006;

f.

Notes to the consolidated financial statements.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A

A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.

B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.
C***

A technical report titled, “Evaluation Report, Dos Hornor and Veta Tomas, Gold Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude 104º46’53” West”, dated January 30, 2008.

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.

**Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-05-002324 on December 9, 2005, subsequently amended and filed via Form 6-K on EDGAR under Accession Number 0001137171-06-000254 on February 6, 2006.

***Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-08-000226 on March 12, 2008

Glossary of Geologic and Mining Terms

Adit - A horizontal passage from the surface into a mine, commonly called a tunnel.

Ag - Chemical symbol for the metallic element silver.

Au - Chemical symbol for the metallic element gold.

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Banka drilling – A drilling method used in inhospitable and isolated areas in the world, primarily using human manpower.  Developed by Conrad Banka, the drills are indispensable to prospect or explore alluvial deposits; mine tailings; clay, bauxite and lateritic iron ore; water bearing layers; deep geochemistry in water saturated soils and for geotechnical soil testing.

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

CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008 and 2007

AUDITORS’ REPORT

To the Shareholders of

Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years ended March 31, 2008, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years ended March 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

July 25, 2008

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, the standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated July 25, 2008, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Vancouver, B.C. Canada

Chartered Accountants

July 25, 2008

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

	March 31,	March 31,
	2008	2007

Assets

Current assets
Cash and cash equivalents	$ 13,294	$ 202,486
Short term investments	--	35,750
Taxes recoverable	198,882	91,972
Due from related parties (Note 10)	--	11,999
Accounts receivable and prepaid expenses	59,845	62,530
	272,021	404,737

Mineral property interests (Notes 5 and 15)	4,765,477	3,837,781
Equipment (Note 6)	234,706	177,998
Investments (Note 7)	24,769	31,706
Reclamation and other deposits (Note 8)	18,000	3,000

	$ 5,314,973	$ 4,455,222

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 232,524	$ 304,473
Accounts payable, related parties (Note 10)	1,100,183	96,654
	1,332,707	401,127
Shareholders’ equity
Share capital (Note 9)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 47,921,073 (2007 – 41,801,343) common shares	23,776,948	21,482,992
Warrants	402,443	349,830
Contributed surplus	1,431,756	816,439
Accumulated other comprehensive loss	(6,937)	--
Deficit	(21,621,944)	(18,595,166)
	3,982,266	4,054,095
	$ 5,314,973	$ 4,455,222

Going concern and nature of operations (Note 1)

Subsequent events (Notes 5(e) and 17)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of Directors

/s/Frank A. Lang

/s/Robin Merrifield

Director

Director

CREAM MINERALS LTD.

(An exploration stage company)

Consolidated Statements of Operations

	For the years ended March 31,
	2008	2007	2006

Expenses
Amortization	$ 624	$ 1,890	$ 6,443
Finance costs (Notes 9 and 10(c))	154,010	--	--
Foreign exchange losses / (gains)	41,516	(2,330)	3,141
Legal, accounting and audit	74,714	42,419	26,642
Management and consulting fees (Note 10 ( b, d))	136,500	102,500	37,500
Office and administration	132,444	79,474	133,781
Property investigation costs	1,734	12,132	--
Salaries and benefits	115,736	75,929	84,795
Shareholder communications	353,259	286,510	190,246
Stock-based compensation	414,484	67,867	232,287
Travel and conferences	21,262	19,458	49,139
Write-down of investments	--	--	24,999
Write-down of mineral property interests (Note 5(e))	1,586,240	--	172,697
(Recovery) of value added tax	--	--	(69,841)
Interest income	(5,745)	(22,499)	(565)

Loss for the year	(3,026,778)	(663,350)	(891,264)

Loss per common share	$ (0.06)	$ (0.02)	$ (0.03)

Weighted average number of common shares outstanding – basic and diluted	47,872,669	38,395,299	32,188,964

Consolidated Statement of Comprehensive Loss

Year ended March 31, 2008
Loss for the year before other comprehensive loss	$ (3,026,778)
Unrealized losses on investments	(9,539)
Comprehensive loss for the year	$ (3,036,317)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(An exploration stage company)

Consolidated Statements of Shareholders’ Equity
Years ended March 31, 2008 and 2007

	Common Shares Without Par Value		Share Subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, March 31, 2005	29,690,659	$ 17,010,613	$ 429,217	$ --	$ 589,343	$ --	$ (17,040,552)	$ 988,621
Stock options exercised	776,600	128,937	--	--	(32,427)	--	--	96,510
Private placements, less share issue costs	4,000,000	1,286,343	(429,217)	--	--	--	--	857,126
Mineral property interests
Goldsmith Claims	50,000	17,000	--	--	--	--	--	17,000
Lucky Jack Claims	50,000	17,500	--	--	--	--	--	17,500
Stephens Lake – Trout Claims	16,667	2,667	--	--	--	--	--	2,667
Kootenay Gemstone Property	100,000	37,000	--	--	--	--	--	37,000
Wine Claims	50,000	19,000	--	--	--	--	--	19,000
Finders’ fees	32,350	11,323	--	--	--	--	--	11,323
Stock-based compensation	--	--	--	--	238,965	--	--	238,965
Loss for the year	--	--	--	--	--	--	(891,264)	(891,264)
Balance, March 31, 2006	34,766,276	18,530,383	--	--	795,881	--	(17,931,816)	1,394,448
Stock options exercised	877,900	251,432	--	--	(80,462)	--	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	--	349,830	--	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	--	22,000
Stock-based compensation	--	--	--	--	101,020	--	--	101,020
Loss for the year	--	--	--	--	--	--	(663,350)	(663,350)
Balance, March 31, 2007	41,801,343	21,482,992	--	349,830	816,439	--	(18,595,166)	4,054,095
Stock options exercised	1,145,500	392,564	--	--	(140,434)	--	--	252,130
Warrants exercised and expired	1,745,300	785,385	--	(173,291)	173,291	--	--	785,385
Private placements, less share issue costs	2,750,500	938,591	--	225,904	--	--	--	1,164,495
Mineral property interests
Stephens Lake – Trout Claims	16,666	13,166	--	--	--	--	--	13,166
Cedar Property	50,000	24,250	--	--	--	--	--	24,250
Bonus shares	411,764	140,000	--	--	--	--	--	140,000
Stock-based compensation	--	--	--	--	582,460	--	--	582,460
Transition adjustment to opening balance	--	--	--	--	--	2,602	--	2,602
Unrealized loss on investments for the year	--	--	--		--	(9,539)	--	(9,539)
Loss for the year	--	--	--	--	--	--	(3,026,778)	(3,026,778)
Balance, March 31, 2008	47,921,073	$ 23,776,948	$ --	$ 402,443	$ 1,431,756	$ (6,937)	$ (21,621,944)	$ 3,982,266

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

	For the years ended March 31,
	2008	2007	2006
Cash provided by (used for)

Operating activities
Loss for the year	$ (3,026,778)	$ (663,350)	$ (891,264)
Items not affecting working capital
Amortization	624	1,890	6,443
Stock-based compensation	414,484	67,867	232,287
Non-cash finance costs	140,000	--	--
Write-down of mineral property interests	1,586,240	--	172,697
Write-down of investments	--	--	24,999
Changes in non-cash working capital
Taxes recoverable	(106,910)	(78,336)	(5,661)
Accounts receivable and prepaid expenses	2,685	(59,481)	6,790
Accounts payable and accrued liabilities	56,657	18,069	(9,272)
	(932,998)	(713,341)	(462,981)

Investing activities
Mineral property interests
Acquisition costs	(112,269)	(63,095)	(40,147)
Exploration and development costs	(2,234,579)	(1,850,109)	(471,547)
Related party advances	--	9,404	(16,866)
Reclamation and other deposits	(15,000)	29,883	--
Short term investments	35,750	(35,750)	--
Equipment	(179,605)	(201,411)	(4,918)
	(2,505,703)	(2,111,078)	(533,478)

Financing activities
Due to/from related parties	1,047,499	(358,720)	337,230
Issuance of common shares	2,202,010	2,986,810	964,960
	3,249,509	2,628,090	1,302,190

Cash and cash equivalents
Increase (decrease) during the year	(189,192)	(196,329)	305,731
Balance, beginning of year	202,486	398,815	93,084

Balance, end of year	$ 13,294	$ 202,486	$ 398,815

Supplementary information – non-cash investing and financing transactions
Stock-based compensation in mineral property interests	$ 167,976	$ 33,153	$ 6,679
Issuance of shares for mineral property interests	$ 37,416	$ 235,167	$ 93,165
Issuance of shares for finance and agent’s fee	$ --	$ --	$ 11,323
Cash paid for interest	$ 10,338	$ --	$ --
Cash paid for income taxes	$ --	$ --	$ --

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

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

The Company had a loss of $3,026,778 for the year ended March 31, 2008, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2008, of $1,060,686, with an accumulated deficit of $21,621,944.

The Company has capitalized $4,765,477 (2007 – $3,837,781) in acquisition and related exploration and development costs on its mineral properties.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $160,000 and issue 150,000 common shares in the year ended March 31, 2009, to maintain the mineral property interests held at March 31, 2008.

Without additional external funding to meet existing obligations and to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company’s ability to continue as a going concern.  Although the Company has been successful securing financing to date, there can be no assurance that additional funding will be available in the future.  The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.  Such adjustments could be material.

2.

Significant accounting policies:

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated on consolidation.  The Company has incorporated three subsidiary companies in the British Virgin Islands to hold the mineral property interests in Sierra Leone in branch offices.  Subsequent to March 31, 2008, the branch offices were formally registered in Sierra Leone.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates may include the determination of impairment of equipment and mineral property interests, investments, reclamation obligations, rates of amortization, valuation of stock-based compensation and future income taxes.  Actual results could differ from those estimated.

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition.  Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of operations.

(c)

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase and are recorded at fair value.  Changes in fair value are reflected in the consolidated statements of operations.

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

Management of the Company periodically reviews the carrying values of mineral property interests whenever circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral property interests and their eventual disposition.  Management considers various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned, then the deferred costs are written-off, or if its carrying value has been impaired, then the deferred costs are written down to fair value.

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

Recorded costs of mineral property interests are not intended to reflect present or future values of resource properties.  Capitalized costs are subject to measurement, uncertainty and it is reasonably possible, based on existing knowledge, a change in future conditions could require a material change in material amounts.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(d)

Mineral property interests (continued)

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

(e)

Investments and comprehensive income

The Company accounts for its portfolio investments as long-term investments.  They are initially recorded at cost.  Under Section 1530, “Comprehensive Income” of the Canadian Institute of Chartered Accountants (“CICA”) Handbook states that comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(f)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over the estimated economic lives of the various classes of equipment ranging from three to five years.

(g)

Income taxes

Income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future tax assets is not considered more likely than not, a valuation allowance is provided.

(h)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  As at March 31, 2008 and 2007, the Company has determined that it has no asset retirement obligations.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(i)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the end of the period.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current period.

(j)

Stock-based compensation and other equity instruments

The Company has a stock option plan which is described in Note 9.  Stock-based compensation is recorded using a fair value based method on the date of grant, determined using the Black-Scholes (“B-S”) option pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  Proceeds arising from the exercise of stock options are credited to share capital.

Canadian Institute of Chartered Accountants in Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.  It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.  The Company values share purchase warrants using the B-S option pricing model.

(k)

Loss per common share

The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of stock options and share purchase warrants in computing diluted earnings per share.  It assumes that any proceeds would be used to purchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding stock options and share purchase warrants has not been included in the calculation as increasing the number of common shares outstanding would be anti-dilutive.

(l)

Variable interest entities

Variable Interest Entities are required to be consolidated by the primary beneficiary.  The Company has determined that it has no Variable Interest Entities.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

2.

Significant accounting policies (continued)

(m)

Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.   At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

3.

Recent accounting pronouncements

Recent accounting pronouncements issued which may affect the Company in the future are as follows:

Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed.

This standard is effective for interim and annual financial statements beginning on or after October 1, 2007. The Company is currently evaluating the impact of adoption of this new standard on the disclosures in the consolidated financial statements.

Financial instruments disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007.  CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements.  This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date.  The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

The Company is currently evaluating and determining the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

3.

Recent accounting pronouncements (continued)

General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008.  The Company is currently evaluating and determining the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

Goodwill and intangible assets

CICA handbook section 3064, “Goodwill and intangible assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The effective date of this new standard applies to fiscal years beginning January 1, 2009.  The Company is currently evaluating and determining the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

4.

Change in accounting policies

Financial instruments

Effective April 1, 2007, the Company has adopted new CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation”.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these handbook sections had no impact on the Company’s opening deficit.

Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value.

Accounts receivable, amounts due from related parties and deposits are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities, amounts due to related parties and convertible preference shares, are classified as other financial liabilities and are measured at amortized cost.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

4.

Change in accounting policies (continued)

Hedges

Effective April 1, 2007, the Company has adopted the new CICA handbook section 3865 “Hedges”.  The Company has not previously undertaken hedging activities and thus the adoption of this section has no impact on the consolidated financial statements.

Comprehensive income / (loss)

Effective April 1, 2007, the Company adopted the new CICA handbook section 1530 “Comprehensive Income”. Comprehensive income represents the change in net assets resulting from transactions, events and circumstances from sources other than shareholders and includes items that would normally be included in net income such as unrealized gains and losses on available-for-sale investments.

The unrealized gain on the available for sale securities from purchase to March 31, 2007, was $2,602, which is reported as an adjustment to the opening balance of accumulated other comprehensive income.

5.

Mineral property interests

Detailed accumulated costs in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 15.   Property payments made on the Company’s mineral property interests during the year ended March 31, 2008, are included in the property descriptions below.

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

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

5.

Mineral property interests (continued)

(b)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, located in Nayarit, Mexico.

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

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($50,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($70,000 paid) over six years.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. and ValGold Resources Ltd. (the “Companies”) (See Note 10 (f)) a 75% interest in two staked claims, the Trout and Trout 1 claims.  The Companies made cash payments totalling $110,000 ($36,667 paid by the Company, including a final payment of $13,333 in the year ended March 31, 2008) and issued 200,001 common shares (66,667 common shares in the capital of each of the three companies, of which the final 16,666 common shares were issued by the Company in the year ended March 31, 2008.  Upon earning the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  A joint venture agreement has not been finalized between the Companies and the optionor, although the claims remain in good standing.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($25,000 paid) and issuing 200,000 common shares (100,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

5.

Mineral property interests (continued)

(iii)

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement are cash payments totalling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company is to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company is to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company is also required to incur exploration expenditures totalling $5,000 within one year following the date of regulatory approval, $10,000 cumulative on or prior to the second anniversary; $15,000 cumulative on or prior to the third anniversary; and $20,000 cumulative on or prior to the fourth anniversary of regulatory approval.  Upon completion of the terms, the property will be subject to a 2.0% NSR payable to the optionor from the production of gold, silver and all base metals and other minerals derived from the property.  The Company has the right to reduce the NSR to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(e)

Casierra Diamond Licences, Sierra Leone

The Company has a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures by March 16, 2007.  A joint venture was to be formed between the parties and each party was to contribute to further expenditures on the licences in accordance with its interest, subject to certain conditions.  During the year ended March 31, 2008, the Company conducted two work programs on the claim located on the Sewa River (“onshore claim”).  Exploration results did not meet the expectations of the Company and the recoverability of exploration costs is uncertain, and as a result, the Company has written the carrying value of the onshore claim down by $1,586,240 to a nominal carrying value of $1.  Further write-downs on the onshore claim including certain fixed assets may be recorded in future periods.

6.

Equipment

		2008			2007
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicles	$ 120,550	$ 54,591	$ 65,959	$ 57,283	$ 33,745	$ 23,538
Office equipment	1,573	589	984	1,573	292	1,281
Computer equipment	19,238	11,610	7,628	16,673	7,404	9,269
Field equipment	258,337	128,266	130,071	192,833	48,923	143,910
Buildings	30,813	749	30,064	--	--	--
	$ 430,511	$ 195,805	$ 234,706	$ 268,362	$ 90,364	$ 177,998

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

7.

Investments

	Number of Shares	Cost	Transition Adjustment	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ --	$ (8,000)	$ 22,000
Abitibi Mining Corp.	7,000	210	385	245	455
Stingray Resources Ltd.	2,016	698	1,762	814	1,512
Emgold Mining Corporation	2,000	480	140	(180)	300
Sultan Minerals Inc.	2,630	316	315	184	500
		31,704	2,602	(6,937)	24,767
Non-public companies:
Terra Gaia Inc.	100,000	1	--	--	1
LMC Management Services Ltd. (Note 10(a))	1	1	--	--	1
		$ 31,706	$ 2,602	$ (6,937)	$ 24,769

	Number of Shares	Book Value 2007
Publicly traded companies:
ValGold Resources Ltd.	100,000	$30,000
Abitibi Mining Corp.	7,000	210
Stingray Resources Ltd.	2,016	698
Emgold Mining Corporation	2,000	480
Sultan Minerals Inc.	2,630	316
		31,704
Non-public companies:
Terra Gaia Inc.	100,000	1
LMC Management Services Ltd.	1	1
		$31,706

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The quoted market value of the above listed publicly traded securities at March 31, 2007, was $34,306 (See Note 10).  Terra Gaia Inc. and LMC Management Services Ltd. are private companies.  The Company wrote down its investment in Terra Gaia to a nominal value of $1 at March 31, 2006.

8.

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

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

9.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

47,921,073 common shares without par value

During the years ended March 31, 2008 and 2007, the Company issued the following common shares:

2008

1.

411,764 bonus shares recorded as a finance cost were issued to Frank Lang, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company over a period of time prior to regulatory approval of a loan agreement.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, with payments commencing 90 days from the receipt of regulatory acceptance, which was December 5, 2007; and

2.

2,750,500 common shares were issued in a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve  months and $0.65 per share for the balance of the two-year term.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The value allocated to each of the warrants was $0.08.

Compensation was paid to certain eligible arm’s-length parties (the "Finders"), and was comprised of a cash commission totalling $64,638, equal to 8% of the gross proceeds received by the Company from the sale of units by such Finders, and a total of 143,640 non-transferable warrants (the “Finder’s Warrants”) equal to 8% of the number of units sold by such Finders.  Each Finder’s Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder’s Warrant Share”) for a period of two years following the date of issue of the Finder’s Warrants at an exercise price of $0.55 per Finder’s Warrant Share in the first twelve months and $0.65 per Finder’s Warrant Share for the balance of the two-year term.  This private placement closed in two tranches.  The Finder’s Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The fair value attributable to each of the Finder’s Warrants was $0.16 to $0.22.

2007

3.

On June 1, 2006, the Company completed a private placement of 3,000,000 units at a price of $0.60 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.75 until June 1, 2007.

4.

On February 22, 2007, the Company completed a private placement of 2,500,000 units at a price of $0.40 per unit.  Each unit was comprised of one common share and one half of one non-transferable share purchase warrant, exercisable at a price of $0.50 until February 21, 2009.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

9.

Share capital (continued)

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 8,941,761 common shares under the plan.  At March 31, 2008, 5,349,900 (March 31, 2007, 3,770,400) stock options have been granted and are outstanding, exercisable for up to five years.

The Company’s stock option plan provides for vesting of 25% on the date of grant and 25% every six months thereafter, and all stock options granted by the Company in fiscal 2008 and 2007 have been granted under this vesting schedule.

During the year ended March 31, 2008, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

The Company granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.75, $0.85 and $0.95, respectively.

The Company granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 11, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 4.18%; expected life in years – 5, and expected volatility of 93%.  The fair value per option at the time of grant was $0.30.

The Company granted 225,000 stock options to geological consultants at a price of $0.50 per share, exercisable until February 4, 2013.  The fair value of the stock options granted was estimated at the date of grant using the B-S options pricing model with the following weighted average assumptions: risk-free interest rate – 3.21%; expected life in years – 1.0; and expected volatility of 83%.  The fair value per option at the time of grant was $0.08.

A summary of the fair value of stock options granted during the year using the B-S option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2008	2007	2006
Risk free interest rate	4.13%	3.98%	3.21%
Expected life (years)	3.0	3.0	3.0
Expected volatility	85%	85%	109%
Fair value per option granted	$ 0.23	$ 0.26	$ 0.12

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

9.

Share capital (continued)

Stock options (continued)

The following table summarizes information on stock options outstanding at March 31, 2008:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.54	957,300	0.72 years
$0.30	416,100	1.52 years
$0.165	715,000	2.34 years
$0.50	100,000	3.20 years
$0.53	310,000	3.83 years
$0.50	1,696,500	4.05 years
$0.75	260,000	4.48 years
$0.85	260,000	4.48 years
$0.95	260,000	4.48 years
$0.50	150,000	4.68 years
$0.50	225,000	4.85 years

A summary of the changes in stock options for the years ended March 31, 2008, 2007 and 2006, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2005	3,029,900	$0.33
Exercised	(776,600)	$0.12
Granted	1,985,000	$0.18
Balance, March 31, 2006	4,238,300	$0.30
Exercised	(877,900)	$0.19
Granted	410,000	$0.52
Balance, March 31, 2007	3,770,400	$0.34
Exercised	(1,145,500)	$0.22
Granted	3,010,000	$0.59
Cancelled and forfeited	(285,000)	$0.52
Balance, March 31, 2008	5,349,900	$0.50
Exercisable at March 31, 2008	3,746,150	$0.46

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

9.

Share capital (continued)

Share purchase warrants

As at March 31, 2008, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.50	February 21, 2009
745,000	$0.55/$0.65	November 30, 2008/09
49,600	$0.55/$0.65	November 30, 2008/09
630,250	$0.55/$0.65	December 10, 2008/09
94,040	$0.55/$0.65	December 10, 2008/09
2,768,890

A summary of the changes in warrants for the years ended March 31, 2008, 2007 and 2006, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2005	1,200,000	$0.75
Expired	(1,200,000)	$0.75
Issued	3,032,350	$0.43
Balance, March 31, 2006	3,032,350	$0.43
Exercised	(90,500)	$0.45
Expired	(32,350)	$0.45
Issued	2,750,000	$0.64
Balance, March 31, 2007	5,659,500	$0.53
Exercised	(1,745,300)	$0.45
Expired	(2,664,200)	$0.60
Issued	1,518,890	$0.55
Balance, March 31, 2008	2,768,890	$0.53

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

10.

Related party transactions and balances

Services rendered in the year ended March 31,	2008	2007	2006
LMC Management Services Ltd. (a)	$ 317,888	$ 232,638	$ 244,149
Lang Mining Corporation (b)	120,000	85,000	30,000
Legal fees	--	--	13,895
Consulting (d, f)	16,500	17,500	7,500
Finance costs (c)	154,010	--	--
Director (e)	US 102,000	US 102,000	59,138

Balances at March 31,	2008	2007
Balances receivable from (g):
LMC Management Services Ltd.(a)	$ --	$ 11,999
Balances payable to (g):
LMC Management Services Ltd.(a)	$ 89,004	$ --
Lang Mining Corporation (b)	10,500	--
Ainsworth Jenkins - Casierra project (c)	39,038	49,612
Directors (c)	961,641	47,042
	$ 1,100,183	$ 96,654

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

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

At the time of entering into an agreement to issue 411,764 common shares in consideration of a loan agreement, Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  In consideration of the loan to the Company, the Company entered into an agreement to issue 411,764 common shares to Mr. Lang as bonus shares in lieu of interest to that date.  The value of these shares has been calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company will pay interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2008, Mr. Lang has been paid $14,010.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  Mr. Lang has advanced an additional $249,244 to March 31, 2008, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

10.

Related party transactions and balances (continued)

(d)

Consulting fees were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through LMC, and are also included in the balance for services provided by LMC.  Any amount owing to Kent Avenue Consulting Ltd. is owed to LMC, and so is included in the net receivable from LMC.

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

(h)

Related parties participated in the private placements described in Note 9.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

Financial instruments

The Company’s financial instrument are comprised of cash and cash equivalents, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.

12.

Segmented information

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2008	Canada	Mexico	Sierra Leone	Total
Current assets	$ 82,539	$ 189,482	$ --	$ 272,021
Mineral properties and deferred costs	1,381,995	1,861,966	1,521,516	4,765,477
Equipment	1,706	14,888	218,112	234,706
Investments	24,769	--	--	24,769
Reclamation and other deposits	18,000	--	--	18,000
Total Assets	$ 1,509,009	$ 2,066,336	$ 1,739,628	$ 5,314,973

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

12.

Segmented information (continued)

Geographic segments (continued)

2007	Canada	Mexico	Sierra Leone	Total
Current assets	$ 274,528	$ 130,209	$ --	$ 404,737
Mineral properties and deferred costs	1,029,042	1,077,716	1,731,023	3,837,781
Equipment	6,393	6,691	164,914	177,998
Investments	31,706	--	--	31,706
Reclamation and other deposits	3,000	--	--	3,000
Total Assets	$ 1,344,669	$ 1,214,616	$ 1,895,937	$ 4,455,222

13.

Income taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2008	2007	2006
Loss for the year	$ (3,027,000)	$ (663,000)	$ (891,000)
Statutory tax rate	32.00%	34.12%	34.50%
Expected income tax recovery	969,000	226,000	307,000
Non-deductible differences	(641,000)	(29,000)	(146,000)
Effect of change in tax rates and other	(328,000)	(197,000)	(161,000)
Income tax provision	--	--	--

The significant components of the Company’s future tax assets are as follows:

	2008	2007	2006

Operating losses carried forward	$ 1,356,000	$ 1,350,000	$ 1,197,000
Resource and capital asset deductions	1,916,000	1,740,000	1,870,000
Share issue costs	16,000	20,000	28,000
	3,288,000	3,110,000	3,095,000
Valuation allowance for future tax assets	(3,288,000)	(3,110,000)	(3,095,000)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

13.

Income taxes (continued)

The Company has Canadian non-capital losses carried forward of $3,357,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2010	270,000
2014	405,000
2015	424,000
2026	564,000
2027	618,000
2028	1,076,000
Total	3,357,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $2,605,000 expiring at various dates over the next seven years, available to offset future Mexican-source income.

The Company has resource pools of approximately $10,230,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

14.

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

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2008	2007	2006
Loss in accordance with Canadian GAAP	$ (3,026,778)	$ (663,350)	$ (891,264)
Deduct:
Net exploration expenditures for the period (i)	(2,364,251)	(2,215,541)	(484,936)
Add:
Deferred exploration costs written off during the year that would have been incurred and expensed in a prior period (i)	-1,476,499	---	---
Loss in accordance with US GAAP	(3,914,530)	(2,878,891)	(1,376,200)
Comprehensive income (loss)	(9,539)	(2,380)	3,520
Comprehensive loss under US GAAP	$ (3,924,069)	$ (2,881,271)	$ (1,372,680)
Loss per share US GAAP	$ (0.08)	$ (0.07)	$ (0.04)
Comprehensive loss under US GAAP	$ (0.08)	$ (0.08)	$ (0.04)
Weighted average shares outstanding US GAAP	47,872,669	38,395,299	32,188,964

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

	Years ended March 31,
	2008	2007	2006
Shareholders’ equity per Canadian GAAP	$ 3,982,266	$ 4,054,095	$ 1,394,448
Exploration expenditures for the period, net of write-downs (i)
2008	(887,752)	--	--
2007	(2,215,541)	(2,215,541)	--
2006	(484,936)	(484,936)	(484,936)
2005	881,238	881,238	881,238
2004	(704,555)	(704,555)	(704,555)
2003	673,609	673,609	673,609
2002	(94,807)	(94,807)	(94,807)
2001	(169,544)	(169,544)	(169,544)
2000	(3,958)	(3,958)	(3,958)
1999	(692,752)	(692,752)	(692,752)
1998	(209,152)	(209,152)	(209,152)
1997	(1,297)	(1,297)	(1,297)
	(3,909,447)	1,032,400	588,294
Cumulative effect of comprehensive income adjustments (iii)	(6,937)	2,602	(7,208)
Shareholders’ equity (deficiency) - US GAAP	$ (3,916,384)	$ 1,035,002	$ 581,086

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets (continued)

	Years ended March 31,
	2008	2007	2006
Mineral Property Interests – Canadian GAAP	$ 4,765,477	$ 3,837,781	$ 1,323,978
Exploration expenditures expensed per US GAAP(i)	(3,909,447)	(3,021,695)	(806,154)
Mineral Property Interests – US GAAP	$ 856,030	$ 816,086	$ 517,824

iv)

Under Canadian GAAP, exploration expenses may be deferred until such time as the exploration work is either effectively abandoned and related costs are written off or the property reaches a development stage. Development costs may also be deferred until such time as further related costs are written off or an operating mine is established following which accumulated costs are amortized to earnings.  Under US GAAP, and under Securities and Exchange Commission guidelines, all exploration expenses incurred prior to the determination of the existence of a commercially mineable deposit and the completion of a feasibility study should be recorded as expenses as they are incurred.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.  Accordingly, under US GAAP, all exploration costs incurred during the year are to be expensed.

v)

Statement of Financial Accounting Standard (“SFAS”) No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

The Company has no held-to-maturity debt securities or trading securities.

vi)

United States accounting standards for reporting comprehensive income are set forth in SFAS No. 130.  Comprehensive income represents the change in equity during a reporting period from transactions and other events and circumstances from non-owner sources.  Components of comprehensive income include available for sale investments that are not actively traded on short-term differences in price.  For US GAAP purposes, these holding gains and losses are reported as a separate component of shareholders’ equity until realized.

For Canadian GAAP purposes, the Company adopted CICA Handbook Section 3855, “financial instruments – recognition and measurement”, and Section 1530, “comprehensive income”, during the year ended March 31, 2008.  The transitional provision requires re-measurement of its assets and liabilities classified as available-for-sale, with no adjustment to other comprehensive income at the beginning of the fiscal year.  Amounts previously recognized in income due to a write-down to record the investment at the lower of cost or market do not get reclassified out of deficit and into other comprehensive income, resulting in a temporal difference with US GAAP. This difference will be eliminated once the securities are sold.

(b)

Statements of Cash Flows

	Years ended March 31,
	2008	2007	2006
Cash provided by (used for) operations
Canadian GAAP	$ (932,998)	$ (713,341)	$ (462,981)
Exploration expenditures (i)	(2,234,579)	(1,850,109)	(471,547)
US GAAP	(3,167,577)	(2,563,450)	(934,528)
Investing Activities
Canadian GAAP	(2,505,703)	(2,111,078)	(533,478)
Exploration expenditures (i)	2,234,579	1,850,109	471,547
US GAAP	(271,124)	(260,969)	(61,931)
Financing Activities
Canadian GAAP and US GAAP	$ 3,249,509	$ 2,628,090	$ 1,302,190

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

Differences between Canadian and US GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Flow-through shares

Subsequent to March 31, 2008, the Company issued by way of private placement 1,010,800 flow-through common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2009.  As described in note 2(m) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is initially recognized for any premium paid by the investors.

Upon renouncing the income tax deductions the Company will record a future income tax liability, estimated to be approximately $65,702, and a corresponding reduction of share capital in respect of the flow-through share financing for Canadian GAAP purposes.  Under US GAAP, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.  Under both Canadian and US GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding future tax recovery in the consolidated statements of operations.  This will result in a US GAAP adjustment of $10,108 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance which will be recorded in the year ended March 31, 2009, under US GAAP and allocated to deferred taxes when the flow-through shares at the time of issuance.

(b)

Impact of recent applicable United States accounting pronouncements and current differences in accounting principles

Share purchase warrants

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have expressed views for US GAAP that suggest warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.  The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars, so the Company has no difference under SFAS No. 133.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

Share purchase warrants (continued)

The recent SEC and FASB interpretations relate to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The EITF has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.

In August 2007, the EITF issued No. 07-05, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  The issue summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance.  The EITF considers Issue 07-5 an open issue subject to further discussion and meetings.  Issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the EITF project the Company will assess the impact this may have on the consolidated financial statements for US GAAP and record an adjustment in accordance with the guidance provided.

Stock Options

On December 21, 2007, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 110 (“SAB 110”).  SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share purchase options in accordance with SFAS No. 123R – “Share-Based Payments”.  The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007, which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007.  SAB 110 is effective January 1, 2008.  Management is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

Accounting for Uncertainty in Tax Positions.

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 was effective for the Company on April 1, 2007, and did not have an impact on the Company’s reported results.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No.157"), effective for periods beginning after November 15, 2007.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  In December 2007, FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS No. 157 for non financial assets and liabilities. However, SFAS No.157 is still required to be adopted effective April 1, 2008, for financial assets and liabilities that are carried at fair value.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value for Financial Assets and Financial Liabilities including an amendment of FASB No. 115, which provides an option to elect to treat certain financial assets and liabilities on a fair value basis.  This standard is effective for the Company’s March 31, 2009, financial statements.  The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Business Combinations

In December 2007, FASB issued SFAS 141(R) "Business Combinations" and SFAS 160 "Non-controlling Interest in Consolidated Financial Statements" which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R) which will replace FAS 141 is applicable to business combinations consummated after the effective date of December 15, 2008.  SFAS 141(R)  replaces SFAS 141, Business Combinations and applies to all transactions or other events  in which an entity (the acquirer) obtains control of one or more businesses (the acquire), including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration.  This statement establishes principles and requirements for how the acquirer: (a) recognizes and measures in its financial statements the identifiable assets acquire, the liabilities assumed and any non-controlling interest in the acquiree; (b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  This statement will be effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, or the Company’s fiscal year beginning April 1, 2009.  Earlier adoption is prohibited. The Company is currently unable to determine what impact the future application of this pronouncement may have on its consolidated financial statements.

Non-Controlling Interests

In December 2007, the FASB issued SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component on equity, not as a liability or other item outside of equity.  Because non-controlling interests are an element of equity, increases and decreases in the parent company’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution of gains and losses.  The carrying amount of non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

14.

Differences between Canadian and United States generally accepted accounting principles (continued)

Non-Controlling Interests (continued)

This standard requires net income and comprehensive income to be displayed for both the controlling and non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008, in the Company’s fiscal year beginning April 1, 2009.  SFAS 160 will be applied prospectively to all non-controlling interests, including those that arose before the effective date.

The Company does not believe the adoption of SFAS 160 will impact its consolidated financial statements for US GAAP.

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

15.

Mineral property interests

Year ended March 31, 2008	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2008
Acquisition costs
Balance, beginning of year	$ 199,241	$ 9,520	$ 519,773	$ 87,552	$ --	$ 816,086
Incurred during the year	23,825	817	49,024	76,019	--	149,685
Write-downs during year	(109,741)	--	--	--	-	(109,741)
Balance, end of year	113,325	10,337	568,797	163,571	--	856,030

Exploration and development costs
Incurred during the year
Assays and analysis	1,630	--	5,835	1,338	16,889	25,692
Community relations	1,582	--	--	--	--	1,582
Dredging and bulk sampling	209,233	--	--	--	--	209,233
Drilling	--	--	--	120,470	391,483	511,953
Geological and geophysical	98,871	1,064	4,069	17,485	149,596	271,085
Site activities	698,330	135	2,186	3,304	133,778	837,733
Stock-based compensation	107,225	--	--	--	60,751	167,976
Travel and accommodation	236,037	--	3,470	69,432	31,753	340,692
Trenching	--	--	11,105	--	--	11,105
	1,352,908	1,199	26,665	212,029	784,250	2,377,051
Government assistance	--	--	--	(12,800)	--	(12,800)
Write-downs during the year	(1,476,499)	--	--	--	--	(1,476,499)
Balance, beginning of year	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Balance, end of year	1,408,191	151,762	246,931	240,597	1,861,966	3,909,447
Total Mineral Property Interests	$ 1,521,516	$ 162,099	$ 815,728	$ 404,168	$ 1,861,966	$ 4,765,477

CREAM MINERALS LTD.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2008, 2007 and 2006

(expressed in Canadian dollars)

15.

Mineral property interests (continued)

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

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2006, 2005 and 2004

(expressed in Canadian dollars)

16.

Comparative figures

Where necessary, certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

17.

Subsequent events

Subsequent to March 31, 2008:

(a)

The Company completed a private placement financing consisting of 1,658,635 non flow-through units (“NFT Unit) at a price of $0.22 per NFT Unit, each NFT Unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.25.  Compensation of 91,000 finder’s units was issued and payment of a finder’s fee of $2,912 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the finder’s unit at an exercise price of $0.25.

In addition, 1,010,800 flow-through units (“FT Unit”) were issued at a price of $0.25 per FT Unit.  Each FT Unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 12 months from closing at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued and a payment of a finder’s fee of $3,088 was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company for a period of 12 months following the date of issue of the Finder’s Unit at an exercise price of $0.28.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the Warrants and Finder’s Unit Warrants by providing notice in writing to the holders of such securities, whereby the Warrants and Finder’s Unit Warrants will expire within 30 days from the date of such written notice.

(b)

The Company paid cash of $40,000 and issued 50,000 common shares on the Wine Claims in Manitoba, pursuant to the option agreement described in note 5(d)(ii), and made cash payments of $20,000 on each of the Goldsmith and Lucky Jack claims in British Columbia, pursuant to the option agreement described in note 5(c).

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Frank A. Lang

Frank A. Lang, President

DATED:

September 29, 2008

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A

A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.

B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.
C***

A technical report titled, “Evaluation Report, Dos Hornor and Veta Tomas, Gold Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude 104º46’53” West”, dated January 30, 2008.

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.

**Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-05-002324 on December 9, 2005, subsequently amended and filed via Form 6-K on EDGAR under Accession Number 0001137171-06-000254 on February 6, 2006.

***Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-08-000226 on March 12, 2008