Form 20-F
period 2009-08-31
CREAM MINERALS LTD
filed 2009-09-29
CIK 1066130

September 29, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009 (with other information to August 31, 2009, except where noted)

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 0-29870

CREAM MINERALS LTD.
(Exact name of Registrant as specified in its charter) BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) Suite 1400, 570 Granville Street Vancouver, British Columbia, Canada, V6C 3P1
(Address of principal executive offices)

Contact: Shannon Ross, (604) 687 4622, facsimile – (604) 687 4212, Suite 1400, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Number of outstanding shares of Cream's only class of issued capital stock as at August 31, 2009:

                                     64,676,988 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes        No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes        No☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑     No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes        No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐

Accelerated Filer ☐

Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

☐

International Financial Reporting Standards
as issued by the International Accounting
Standards Board

☐

Other

☑

If other has been checked in response to the previous question, indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☑      Item 18 ☐

If this report is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes        No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On August 31, 2009, the Federal Reserve noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.9118 (see Item 4 for further historical Exchange Rate Information).

TABLE OF CONTENTS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

ITEM 4.

INFORMATION ON THE COMPANY

ITEM 4A.

UNRESOLVED STAFF COMMENTS

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.

FINANCIAL INFORMATION

ITEM 9.

THE OFFER AND LISTING

ITEM 10.

ADDITIONAL INFORMATION

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.

CODE OF ETHICS

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

ITEM 16G.

CORPORATE GOVERNANCE

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 – “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”.  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.  Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements.  The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise.

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated.  Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the exchange rates, based on the noon rate at the Bank of Canada for the years 2004 through 2008 and 2009 to date.

	To August 31, 2009	2008	2007	2006	2005	2004

End of Period	$0.9416	$0.8210	$1.0120	$0.8582	$0.8579	$0.8310
Average for Period	0.8469	0.9381	0.9316	0.8818	0.8254	0.7682
High for Period	0.9238	1.0048	1.0908	0.9100	0.8690	0.8493
Low for Period	0.7872	0.8034	0.8437	0.8528	0.7872	0.7158

	High and low exchange rates for the past six months
	August 2009	July 2009	June 2009	May 2009	April 2009	March 2009

High	0.9238	0.8953	0.8938	0.8735	0.8202	0.7965
Low	0.9129	0.8871	0.8830	0.8639	0.8115	0.7872

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

S.E.C. Industry Guide	National Instrument 43-101 (“NI 43-101”)

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

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of Cream Minerals Ltd. (“Cream” or the “Company”) for the years ended March 31, 2009, 2008 and 2007 was derived from the Company’s consolidated financial statements audited by Morgan and Company, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in this Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2009, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) which differs in certain respects from generally accepted accounting principles in the United States (“US GAAP”).  A discussion of differences between Cdn GAAP and US GAAP is contained in Note 16 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17.  On September 24, 2009, the noon buying rate as quoted by the Bank of Canada was 1.0869 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31
Balance Sheet Data	2009	2008 (as restated)	2007 (as restated)	2006 (as restated)	2005 (as restated)
Total assets according to financial statements (Cdn GAAP)(1), as restated	$ 1,013	$ 1,406	$ 1,433	$ 1,055	$ 806
Total assets (US GAAP)(2)	1,013	1,406	1,433	1,055	806
Total liabilities	1,913	1,333	401	467	139
Share capital	24,609	23,777	21,483	18,530	17,440
Contributed surplus, accumulated comprehensive income and loss and warrants	2,419	1,827	1,166	796	589
Deficit (Cdn GAAP), as restated	(27,928)	(25,531)	(21,617)	(18,738)	(17,362)
Deficit (US GAAP)	$ (27,928)	$ (25,531)	$ (21,617)	$ (18,738)	$ (17,362)

(Cdn$)	As at March 31
Period End Balances (as at)	2009	2008 (as restated)	2007 (as restated)	2006 (as restated)	2005 (as restated)
Working capital (deficiency)	$ (1,697)	$ (1,061)	$ 4	$ (34)	$ 134
Mineral property interests (US GAAP)	588	856	816	518	385
Mineral property interests (Cdn GAAP), as restated	588	856	816	518	385
Shareholders’ equity (Cdn GAAP), as restated	(900)	73	1,032	581	667
Shareholders’ equity (deficiency) (US GAAP)	(910)	73	1,032	588	667
Number of outstanding shares	64,647	47,921	41,801	34,766	29,691

No cash or other dividends have been declared.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2009	2008 (as restated)	2007 (as restated)	2006 (as restated)	2005 (as restated)
Investment and other income	$ (1)	$ (6)	$ (23)	$ (1)	$ (5)
General and administrative expenses	1,092	1,446	686	764	721
Write-down (recovery) of value added taxes recoverable	--	--	--	(70)	104
Write-down of investments	--	--	--	25	--
Exploration costs	953	2,364	2,216	658	1,044
Mineral property write-downs	418	110	--	173	71
Future income tax recovery	(66)	--	--	--	--
Loss according to financial statements (Cdn GAAP)	(2,397)	(3,915)	(2,879)	(1,376)	(3,859)
Loss from continuing operations per common share (Cdn GAAP)	(0.04)	(0.08)	(0.07)	(0.04)	(0.13)
Loss according to financial statements (US GAAP)	(2,407)	(3,915)	(2,879)	(1,376)	(3,859)
Loss per share (US GAAP)(2)	(0.04)	(0.08)	(0.07)	(0.04)	(0.13)

Notes:

(1)

Under Cdn GAAP applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off.  In fiscal 2009, Cream changed its capitalization policy with respect to capitalization of exploration costs, and has expensed exploration costs as incurred.  The restated amounts above reflect this change in accounting policy.  The expensing of exploration costs as incurred is now consistent with US GAAP, whereby all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production.

(2)

Under Cdn GAAP, management incentive shares held in escrow are included in the calculation of loss per share. Under US GAAP, shares held in escrow are excluded from the weighted average number of shares outstanding until such shares are released for trading.  No Cream shares are held in escrow.

Additionally, Statement of Financial Accounting Standards No.128: Earnings per Share (“SFAS 128”) replaces the presentation of primary earnings per share (“EPS”) with a presentation of both basic and diluted EPS for all entities with complex capital structures, including a reconciliation of each numerator and denominator.  Basic EPS excludes dilutive securities and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the year.  Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements.  SFAS 128 applies equally to loss per share presentations.

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

The tables below include the quarterly results for the years ended March 31, 2009 (“fiscal 2009”) and 2008 (“fiscal 2008”).

(Cdn$)	Year Ended March 31, 2009
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 66	$ 434	$ 20	$ 100
General and administrative expenses	244,636	269,750	171,011	191,257
Stock-based compensation	21,288	19,591	9,553	162,554
Property investigations	--	--	--	105
Write-down of mineral property interest	--	418,304	--	8
Exploration costs	441,467	269,750	171,011	70,761
Future income tax recovery	--	--	--	(65,702)
Loss according to financial statements (Cdn GAAP)	(707,325)	(972,948)	(337,420)	(378,883)
Loss according to financial statements (US GAAP)	(707,325)	(972,948)	(337,420)	(388,991)
Loss from continuing operations per common share	(0.01)	(0.02)	(0.01)	(0.01)
Loss per share (US GAAP)	(0.01)	(0.02)	(0.01)	(0.01)

(Cdn$)	Year Ended March 31, 2008, as restated
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 2,205	$ 703	$ 1,750	$ 1,087
General and administrative expenses	201,674	208,852	390,640	228,930
Stock-based compensation	170,985	108,082	63,805	71,612
Property investigations	360	1,343	31	--
Write-down of mineral property interest	--	--	--	109,741
Exploration costs	614,085	898,758	191,664	659,744
Loss according to financial statements (Cdn GAAP)	(984,899)	(1,216,332)	(644,359)	(1,068,940)
Loss according to financial statements (US GAAP)	(984,899)	(1,216,332)	(644,359)	(1,078,479)
Loss from continuing operations per common share	(0.02)	(0.03)	(0.01)	(0.02)
Loss per share (US GAAP)	(0.02)	(0.03)	(0.01)	(0.02)

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 16 that reconciles Cdn GAAP to US GAAP.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Cream’s operations and industry which may have a material impact on Cream’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Financial Risk Factors

Cream currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years’ history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future.  Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  However, unless additional funding is obtained, this assumption will change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2009, is $27.9 million), which casts substantial doubt on the ability of Cream to continue as a going-concern.  Cream has no revenue other than interest income.  A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future.  All of Cream’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2009, Cream had a working capital deficiency of $1,697,238 compared to a working capital deficiency of $1,244,240 at March 31, 2008.  Working capital is defined as current assets less current liabilities.

In addition, funds have been advanced to the Company by Frank A. Lang, the Company’s significant shareholder, for working capital.  At August 31, 2009, an additional $288,000 had been advanced to the Company by Mr. Lang, with interest at 12% per annum, and no fixed terms of repayment.  These funds will be repaid from any equity capital raised by the Company, or be converted to equity, which would increase the number of common shares issued and outstanding.

Cream may be unable to obtain the funds necessary to expand exploration.  Cream’s operations consist, almost exclusively, of cash consuming activities given that its main mineral project is in the exploration stage.  Cream will need to receive significant (i.e. upwards of $2 million) new equity capital or other funding annually for the foreseeable future in order to fund its current planned exploration programs, and failing that, may cease to be economically viable.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013.

The Company currently does not have sufficient financial resources to undertake all of its planned activities in fiscal 2010.  This includes significant expenditures on property investigations and additional property acquisitions or staking of claims in Mexico, Canada or in other locations that may come to the attention of the Company.  The Company has one offshore license in Sierra Leone, which was renewed in the second quarter of the year ended fiscal 2010.  This property will require equity capital through further equity investment or capital raised through a form of joint venture with outside parties in order to continue with exploration.  The exploration programs carried out in Sierra Leone in fiscal 2008 and into early fiscal 2009 were funded by loans received from Frank A. Lang, a significant shareholder of the Company.  The Company has been successful in the past in obtaining financing through the sale of equity securities, but as a venture capital company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If Cream fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties and/ or reduce or terminate operations.  The Company’s exploration programs would have to be prioritized to fit within cash availability.

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

Volatile gold and silver prices and external market conditions can cause significant changes in the Company’s share price because as the prices of precious metals increase or decrease, the economic viability of the mineral properties is affected.  Cream has no history of mining or sources of revenue.  It is dependent upon financing from forms of capital, whether from issuance of its common shares, joint ventures, or other form of business venture.  The Company is exploring for gold, silver and other gems and metals, and historically the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to volatility of gold and silver prices and also to the success or failure of the Company’s exploration programs.  Market conditions not directly related to mining activities also affect the Company’s ability to raise equity financing.

Environmental and Regulatory Risk Factors

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of the Company require permits from various federal, territorial and local governmental authorities.  Companies engaged in the exploration and development of mines and related facilities must comply with applicable laws, regulations and permits.

The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  The Company may be unable to obtain all permits required for exploration and development, and the costs of obtaining these permits may not be commercially reasonable.  Existing laws and regulations may be modified, which could have an adverse effect on any exploration project that the Company might undertake.

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

There is no certainty that the expenditures to be made by the Company on the exploration of its properties and prospects as described herein, in particular, the Casierra Offshore Diamond property, will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Cream’s projects have uncertain project realization values.  Cream changed its accounting polity with respect to the deferral (capitalization) of exploration costs in fiscal 2009.  The Company continues to defer (capitalize) acquisition costs incurred in connection with its projects on its balance sheet.  Cream believes the acquisition costs (of approximately $0.6 million at March 31, 2009) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore.  There can be no assurance that Cream could dispose of the projects for their financial statement carrying values, and in such circumstances a diminution in the book value of shareholders’ equity would be the result.

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

Other Risk Factors

Cream is dependent on its ability to recruit and retain key personnel.  The success of the activities of Cream is dependent to a significant extent on the efforts and abilities of its management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  Cream does not maintain key employee insurance for any of its employees.  In fiscal 2009 the Company appointed a new President and Chief Executive Officer of the Company, effective October 2, 2009.  The former President remains as Chairman of the Company.  The Company has relied on the Chairman of the Company for many of its financings to date.  Cream has relied on and will continue to rely upon consultants and others for exploration, development and technical expertise.  The ability of the Company to retain employees and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

Further funding will be required to avoid loss of interest in certain of its mineral properties.  Cream’s acquisition rights to the various projects are contingent on its ability to meet its funding commitments.  Currently, Cream’s only means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate any or sufficient amounts to allow Cream to discharge its obligations, which include cash payments and required exploration expenditures.  In the event Cream is unable to discharge its obligations in a timely manner, Cream may be forced to forfeit interests in its mineral property interests.

Cream’s title to mineral property interests may be challenged.  Although Cream has done a review of titles to its mineral interests it has not obtained title insurance or any formal legal opinion with respect to its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Cream’s mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.  The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

The Casierra Diamond offshore claim in Sierra Leone and the Nuevo Milenio property in Mexico also have no known mineral resources or reserves.  The title to the Casierra Diamond properties is held by Casierra Diamond Corporation (“CDC”) and its wholly owned subsidiary, Casierra Development Fund Inc. (“CDF”).  The Company earned a 70% interest in CDF’s interest in two exclusive prospecting licence areas in Sierra Leone, but has since terminated any interest in the onshore claim in Sierra Leone.

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

Cream may not be able to insure certain risks which could negatively impact the Company’s operating results.  In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides, fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult for U.S. investors to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities directly predicated upon the U.S. federal securities laws.  A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Cream has been operating in the foreign jurisdictions of Sierra Leone and Mexico, which have different risks than those of British Columbia, Canada.  Cream’s activities in Mexico and Sierra Leone will be subject not only to risks common to operations in the mining industry, but also to the political and economic uncertainties of operating in foreign jurisdictions, namely Mexico and Sierra Leone.  This may result in misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes or environmental regulation, any or all of which could have an adverse impact upon Cream.  Cream’s operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.  Cream’s operations and exploration activities in Mexico are subject to Mexican federal and state laws and regulations governing protection of the environment.  These laws are continually changing and, as a general matter, are becoming more restrictive.

Certain of Cream’s mineral property interests are located in Sierra Leone and are subject to its laws and regulations.  Mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investors in Sierra Leone.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Operations may be affected in varying degrees by government regulations, policies or directives with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, and repatriation of income, royalties, environmental legislation and mine safety.  The Company may also be required to negotiate mining leases with the Sierra Leone government.  Despite clear language in the Mines and Minerals Act, 2003 (“MMA”) to the contrary, the government may impose conditions that could affect the viability of a development project such as providing the government with a free carried interest or providing subsidies for the development of local infrastructure or other social assistance.  There can be no assurance that the Company‘s leases and terms on these leases will have commercially acceptable terms or that these mining leases will be successfully enforced in Sierra Leone.  The Company has renewed its interest in its offshore exploration lease for a one-year period.  It has no further interest in the onshore concession on which it conducted an exploration program in the last quarter of fiscal 2008, and in the first quarter of fiscal 2009, at which time it ceased exploration activity and has been disposing of vehicles and equipment throughout 2009.

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

Civil war in Sierra Leone in prior years caused delays in obtaining mining leases by the holders of the leases. Sierra Leone suffered a major civil war from 1991 to 2002.  This resulted in approximately 50,000 deaths and around one-third of the population moving to neighbouring countries as refugees.  Sierra Leone has maintained cordial relations with the West, in particular with the United Kingdom. It also maintains diplomatic relations with China, Libya, Cuba, and Iran.  Sierra Leone is a member of the UN and its specialized agencies, the Commonwealth, the African Union (AU), the Economic Community of West African States (ECOWAS), the African Development Bank (AFDB), the Mano River Union (MRU), the Organization of the Islamic Conference (OIC), and the Non-Aligned Movement (NAM).

The infrastructure in Sierra Leone has been seriously damaged by its recent civil war.  Failure of electrical power and shortages of diesel fuel, mechanical parts and other items required for the Company’s operations occur frequently in the country, but have improved in the past two years.  Extended periods without electricity or other necessary elements required to support its operations could have an adverse effect on the Company’s business, operating results and financial condition.  The Company may need to build its own infrastructure to support its operations.

There is a risk of appropriation of assets in Sierra Leone.  Given the relatively unstable political environment in Sierra Leone, notwithstanding that it appears to be improving, it is possible that the current system of diamond exploration, prospecting and development may change, resulting in nationalization or expropriation of the Mineral Licences.

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

There are risks in the diamond industry, which may affect the Company.  There can be no assurance that, even if commercial quantities and qualities of diamonds are discovered on the Company’s offshore licence, a market will exist for the profitable sale of such diamonds.  The value of precious stones, particularly diamonds, varies widely according to size, colour and freedom from flaws.  The market price of diamonds and other precious stones is affected by numerous factors beyond the control of the Company, including international economic and political conditions, levels of international supply and demand for diamonds, changes in international investment patterns and global or regional consumption patterns, production costs, costs of substitutes, inventory levels and carrying costs, expectations or rates of inflation, currency availability and exchange rates, interest rates, speculative activities in connection with diamonds and increased production due to improved mining and production methods.  If the price of certain stones should drop significantly, the economic prospect of operations in which the Company has an interest could be significantly reduced or rendered uneconomic.  In addition, De Beers and the Diamond Trading Company, which is owned by De Beers, retain substantial influence, controlling approximately 40% of the world production of diamonds.

Downturns in general economic conditions and uncertainties regarding future economic prospects have historically affected sale of luxury goods such as jewellery.  Accordingly, such downturns or uncertainties in the future or a decline in consumer confidence could have a material adverse affect on the business, financial condition or results of operations of the Company.

The values attributed to Cream’s mineral properties do not necessarily reflect realizable value.  The amounts attributed to Cream’s properties in its financial statements represent acquisition expenditures to date, and should not be taken to necessarily reflect realizable value.

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Cream expects to be a passive foreign investment company (“PFIC”) for the current fiscal year may have been a PFIC in prior fiscal years and may continue to be a PFIC in subsequent years.  If Cream is a PFIC for any year during a U.S. taxpayer’s holding period, such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Cream.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Cream’s net capital gain and ordinary earnings for any year in which Cream is a PFIC, whether or not Cream distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess, if any, of the fair market value of the common shares over the taxpayer’s tax basis.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

Cream’s stock price may limit its ability to raise additional capital by issuing common shares.  The low price of Cream’s common shares also limits Cream’s ability to raise additional capital by issuing additional shares.  There are several reasons for this effect.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

The liquidity of Cream’s shares in the United States markets may be limited or more difficult to effectuate because Cream is a “Penny Stock” issuer.  Cream’s stock is subject to U.S. “Penny Stock” rules which make the stock more difficult for U.S. shareholders to trade on the open market.  The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks.  Penny stocks are equity securities with a price of less than US$5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system.

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  At the present market prices, Cream’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock.  Accordingly, United States broker-dealers trading in Cream’s shares will be subject to the Penny Stock Rules.  Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stocks.  As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Cream, if a market for the shares should develop in the United States.

The market for the Company’s stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company and events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Cream’s shares have ranged between Cdn$0.05 and Cdn$1.38 in the last three years.

Significant potential equity dilution and end of lock-ups.  A summary of Cream’s diluted share capital is as follows:

Cream has a large number of stock options outstanding (5,427,600 at August 31, 2009), all of which are exercisable at prices ranging from $0.12 to $0.53 per share which will likely act as an upside damper on the trading range of Cream’s shares.  At August 31, 2009, there are no common shares of Cream subject to hold period restrictions in Canada and no shares with hold restrictions in the United States.  At August 31, 2009, there are 794,600 warrants exercisable at $0.65 until November 30, 2009; 724,290 warrants exercisable at $0.65 until December 10, 2009; 9,818,400 warrants exercisable at $0.10 until January 28, 2010, and then at $0.20 until January 28, 2011.  There are also 1,936,000 warrants exercisable at a price of $0.10 until January 28, 2010.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares.  Dilutive securities at August 31, 2009, represent approximately 28.91% of Cream’s then issued and outstanding shares.  Of these dilutive securities, at August 31, 2009, 11,754,400 (18.17%) of these shares are exercisable at $0.10, which is the approximate trading price of the common shares at August 31, 2009.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company’s executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

Telephone: (604) 687-4622

Facsimile: (604) 687-4212

Email: info@creamminerals.com

Website: www.creamminerals.com

The contact person in Vancouver, British Columbia, is Michael O’Connor, President and Chief Executive Officer.

The Company does not have an agent in the United States.  The mailing address of the Company is the Company’s executive office at the address noted above.

Cream operates directly and also through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”).  It also has three subsidiaries in the British Virgin Islands, Cream Minerals Holdings Ltd., which currently holds the shares of Cream Minerals Sewa Ltd. and Cream Minerals Offshore Ltd., with branch offices registered in Sierra Leone.  Title of the licence in Sierra Leone has not been registered in the name of the any of the companies, and remains registered in the name of Casierra.  References to “Cream” or to “the Company” include Cream de Mexico except where otherwise indicated

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CMA.”  Cream also trades on the Over the Counter Bulletin Board in the United States under the symbol CRMXF, and trades on the Frankfurt market under the symbol “DFL”.

Cream Minerals Ltd. ("Cream", or the "Company") was incorporated under the laws of the Province of British Columbia, Canada as Cream Silver Mines N.P.L. on October 12, 1966, with an authorized capital of 3,000,000 shares, each having a par value of $0.50.  By Special Resolution passed on July 12, 1974, Cream cancelled its Memorandum and Articles and substituted a new Memorandum and Articles therefore providing for the limited liability of members and the increase of the authorized capital to 10,000,000 shares with a par value of $0.50 each.  By Special Resolution passed September 24, 1987, Cream again altered its Memorandum, changing its name to Cream Silver Mines Ltd. in its English form and "Mines Cream Silver Ltee." in its French form and amending its authorized share capital to 30,000,000 common shares without par value.  By Special Resolution passed September 15, 1994, Cream altered its Memorandum to consolidate its authorized and issued share capital of 30,000,000 common shares on a five-for-one basis into 6,000,000 common shares authorized, and issued common shares were consolidated from 18,707,937 common shares on a five-for-one basis into 3,741,587 common shares; to further increase its authorized capital to 50,000,000 common shares without par value (the "Common Shares"); and to change its name to Cream Minerals Ltd.  Cream has been listed on the TSX Venture Exchange (the "TSX Venture"), formerly the Vancouver Stock Exchange (“VSE”), since June 3, 1970.  The Company subsequently altered its Memorandum to increase its authorized capital to 500,000,000 common shares.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia).  The Business Corporations Act (British Columbia) does not require a company’s Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares.  Effective September 21, 2004, the Company altered the authorized capital of the Company from 500,000,000 shares without par value to an unlimited number of shares without par value.

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

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties.  For most of the past three completed years, and prior thereto, the Company has been principally attempting to locate deposits of precious metals in the Province of British Columbia, Canada and Mexico.  The Company also has mineral claims in the Province of Manitoba, and in February 2005, entered into an agreement to explore for diamonds in Sierra Leone.  The Company has renewed the license for the offshore claim in Sierra Leone, but has not renewed the onshore license.

The Company’s most significant property is the Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, having staked the property in 2000.  In fiscal 2005, the Company received a report recommending that an additional exploration program be carried out on the Nuevo Milenio property, and exploration has been conducted on the property since that time.  On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013.

If Roca meets the requirements within four years, Roca will vest at 50% and will have a further option to earn an additional 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study within three years by a mutually acceptable qualified third party.  Once Roca vests at 50% or 70% as applicable, the Company and Roca will form a joint venture, with all further costs to be shared on a pro rata basis.  The property option agreement remains subject to title confirmation and the completion of formal and definitive option joint venture documentation.

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

In 1996 Cream entered into several option agreements that resulted in acquiring 100% interest in the Kaslo Silver Property in British Columbia.  In 2003 Cream wrote down its deferred acquisition and exploration costs on its 100% interest in the Kaslo Silver property to a nominal carrying value of $1 to reflect the extended period of inactivity by the Company on the property.  The property is in good standing, and at present, minimal exploration is being carried out on the property, other than maintenance of the claims.

The Company, ValGold Resources Ltd. and Sultan Minerals Inc. (the “Companies”) each hold a one third interest in two (2) staked claims, namely the Trout and Trout 1 claims, located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  Under the terms of the Trout Claim Group agreement, the Companies agreed to make a total cash payment of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the three companies), all of which were issued, to the optionor over a 36-month period from July 22, 2004.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  The joint venture agreement has not yet been completed.  The Companies have reduced the Stephens Lake claims held to the Trout Claim Group, and are reviewing their options with respect to the property.  The property has been written down to a carrying value of $1.

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream earned a 70% interest in the CDF’s interest in the two licence areas, by issuing a total of 500,000 common shares, and incurring exploration costs of US$800,000.  A joint venture is to be formed between the parties and each party will contribute to further expenditures on the property in accordance with its interest.  The Chairman of the Company holds approximately 34% of the issued and outstanding shares of CDC, incorporated in British Columbia.  In the years ended March 31, 2007, 2008 and 2009 the Company conducted work programs on the claims.  The initial exploration results were promising on the offshore claims, but as the program continued, results were not those expected and as a result, the Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in fiscal 2008.  Further write-downs of acquisition costs of $113,324 were recorded with respect to the onshore claims in fiscal 2009, which have not been renewed.  In fiscal 2009, the Company did not renew the onshore licence.  In August 2009, the Company renewed the 91.39-square kilometer offshore licence Expl 8/2005 for one year.  The annual rent is US$250 per square kilometer, or US$23,000 annually.

In March 2006, the Company entered into an option agreement, as amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($105,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  Mr. A. J. Spooner, P.Eng. of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement were cash payments totalling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company was to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company was to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company was also required to incur exploration expenditures totalling $50,000 in cumulative expenditures by the fourth anniversary of regulatory approval.  After a short exploration program, the Company determined that the property did not have the expected potential and has returned the property to the optionor and recorded a write-down of acquisition costs of $34,250.

Cream’s principal capital expenditures and divestitures (in 000’s) over the three fiscal years ended March 31, 2009, are as follows:

Year
(i) Amounts Deferred (capitalized or invested)
2009	150
2008	150
2007	298
(ii) Amounts Written Down
2009	418
2008	110
2007	--
(iii) Amounts Expensed as Exploration and Property Investigation Costs
2009	953
2008	2,366
2007	2,228

The principal capital expenditures (in 000’s) currently anticipated for the ensuing year are as follows:

Exploration Projects
2009/10 Activities	$650

B.

Business Overview

General

Cream is engaged in the exploration of natural resource properties and has been so engaged since its inception in 1966.  Over the past five years, until fiscal 2009, Cream primarily focused its efforts in the Province of British Columbia, Sierra Leone and in Mexico.  In fiscal 2009, the Company changed its accounting policy with respect to exploration costs, and commenced expensing them, instead of capitalizing them.  Acquisition costs continue to be capitalized.

In 1999, Cream entered into an exploration program on the Nuevo Milenio property, State of Nayarit, Mexico.  Cream explored the Nuevo Milenio property until the year ended March 31, 2005, at which time it wrote the property down by $1,523,030 to a nominal carrying value of $1.  With the change in accounting policy, these costs would have been recorded as expensed in the period incurred, and there would have been no write-down with respect to the property.  No acquisition costs are associated with the property, as the property was located, or staked.  A report prepared in late 2005 recommended further work, and after an additional $59,655 in exploration costs was written off relating to the Nuevo Milenio property in the first half of the year ended March 31, 2006, the Company re-commenced exploration on the Nuevo Milenio property and started capitalizing exploration expenditures again at that time.  Exploration has been conducted on the property since that time, and exploration expenses totalled $970,518 in fiscal 2007; $784,250 in fiscal 2008 and $365,729 in fiscal 2009.  Exploration activity in the year ended March 31, 2009, was lower due to the difficulty in raising capital for junior exploration during the global economic downturn.  On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 for exploration work on the property by July 24, 2013, in accordance with the following schedule:

•

US$1,000,000 by July 24, 2010

•

US$3,500,000 by July 24, 2011

•

US$7,000,000 by July 24, 2012 and,

•

US$12,000,000 by July 24, 2013

If Roca meets these requirements within four years, Roca will vest at 50% and will have a further option to earn an additional 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study within three years by a mutually acceptable qualified third party.  Once Roca vests at 50% or 70%, as applicable, the Company and Roca will form a joint venture, with all further costs to be shared on a pro rata basis.  The property option agreement remains subject to title confirmation and the completion of formal and definitive joint venture documentation.

A property agreement was entered into during the year ended March 31, 2005, on the Fenix Property in Mexico.  After an unsuccessful drilling program, the property was written off by $472,948, and the property was returned to the optionors.  An additional $113,042 in exploration expenditure was incurred and written off in the year ended March 31, 2006.

During the year ended March 31, 2003, Cream entered into three option agreements on mineral property interests in the Province of British Columbia, the Kootenay Gemstone property and the Goldsmith and Lucky Jack properties, which are contiguous to each other.  The Company also has a 100% interest in the Kaslo Silver property, which it has held since 1996.

The Company had a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures through March 16, 2007.  A joint venture was to be formed between the parties and each party was to contribute to further expenditures on the licences in accordance with its interest, subject to certain conditions.  In the years ended March 31, 2007, 2008 and 2009, the Company conducted work programs on the claims.  The initial exploration results were promising on the onshore claims, but as the program continued, results were not as expected and as a result, the Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in the year ended March 31, 2008.  Further write-downs of acquisition costs of $113,324 were recorded with respect to the onshore claims in the year ended March 31, 2009, which have not been renewed.  In previous years, the Company has taken a write-down of the offshore claims to a nominal carrying value of $1.  In the year ended March 31, 2009, the Company did not renew the onshore licenses.  Subsequent to March 31, 2009, the Company received approval for its application on the first renewal of the 91.39-square kilometer offshore license Expl 8/2005 for one year.  The annual rent is US$250 per square kilometer, or US$23,000 annually.

The chairman of the Company holds approximately 34% of the issued and outstanding shares of CDC, incorporated in British Columbia, and its wholly owned subsidiary company, CDF, also incorporated in British Columbia.

During fiscal 2007, and in fiscal 2008, the Company entered into option agreements to acquire up to 100% interest in two mineral property interests in the Province of Manitoba, the Wine claims and the Grand Nickel Project.

All of the Company’s exploration properties and property agreements remain in good standing or are in the licence renewal process.  Exploration programs continually require additional funds, however, and there is no certainty that such funds can be raised.  Cream’s properties are without a known body of commercial ore, and Cream’s activities on such properties to date have been exploratory in nature.

Cream Minerals Ltd. Property Location Maps

The prices of common shares of junior exploration companies are indirectly tied to metal prices, including gold prices which have fluctuated in the past ten years.  This affects the Company’s ability to raise capital which impacts exploration activity.  The ability to raise funds for exploration in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 1997 are shown below, which shows the fluctuation in the price of gold.  Metals prices also affect the rate of return on a mining property that may reach the development stage over the longer term.

Year	Average price per ounce (US$)	High price per ounce (US$)	Low price per ounce (US$)
1997	331	362	283
1998	294	313	283
1999	279	326	253
2000	279	313	264
2001	271	293	256
2002	310	349	278
2003	363	416	320
2004	410	454	375
2005	445	537	411
2006	603	725	525
2007	695	841	608
2008	872	1,011	712
2009 (to August 31)	922	982	810

Cream does not have any operating revenue although historically it has had minor interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

See Item 3 D – Risk Factors for risks relating to the possible material effects of government regulations on the Company’s business.  To date, the Company has conducted early-stage exploration on its mineral property interests.  Generally, exploration activity must be permitted before being undertaken, and land disturbance is reclaimed after exploration activity is complete.  Environmental and permitting costs have not been material to date.  If the Company were to enter the development and/or production stages, environmental and regulatory costs would be more significant.

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

D.

Property, Plant and Equipment

The Company has mineral exploration interests in mineral properties in Canada, Mexico and Sierra Leone.  The Company has acquired a 70% interest in the offshore Casierra Diamond licence in Sierra Leone.  The Company is presently renewing the licences, pursuant to the mining regulations in Sierra Leone.  The Company’s mineral property interests in Canada and Mexico are in good standing and all payments on the properties are up to date.

None of the Company’s projects have known reserves, and its proposed programs are exploratory in nature.

1.

Casierra Diamond Property, Sierra Leone

Property Description

CDF worked in Sierra Leone since 1993 and obtained its first prospecting licence on the Sewa River, which drains the Kono diamond area.  Kono is an important centre of diamond production in Sierra Leone with a high percentage of gem quality diamonds coming from kimberlite and alluvial sources.  Extensive alluvial diamond exploitation has been carried out upstream of the CDF licence.  In late 1994, CDF obtained its second offshore special Exclusive Prospecting Licence (“EPL”) at the mouth of two rivers with extensive alluvial diamond mining activity, the Moa and the Mano.

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

A form of joint venture was to be constituted between the two parties by which each party would contribute to further expenditures on the property in accordance with its interest, but the formal joint venture agreement was not finalized.  If the optionor were unable to fund its share of joint venture expenditures, Cream agreed to advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the optionor's share in the net proceeds of production from the property prior to any other distribution to the optionor.

The Hima licence was located on the Sewa River downstream from the prolific Kono diamond fields and more than 80 kilometers of alluvial diamond workings in river terraces and active channel gravels.  The Sewa channel on the licence serves as a large natural sluice box as it is the first segment of the river where the rate of flow is reduced from the higher velocities in the upstream rapids.  The channel is crossed by several ribs of diabase dykes and the foliation of the underlying metaschists, which together form natural riffles in the natural sluice box shape of the river.  The combination of water velocity drop and riffles was the reason the area was selected as being highly prospective by CDF in 1994.  This licence was chosen in the belief that certain segments of the river channel had not been previously mined by artisanal operators due to the depth of the water (3-5 meters) and a government policy of reserving the licence area for industrial-scale dredging, but the Company has since ascertained that certain segments of its licence have been mined by artisanal miners.  While there are areas on the claim that have not been tested or mined, the Company was not able to fully explore these areas and has since not renewed the exploration licence.

A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa was written by Mr. Charles K. Ikona, P.Eng., Pamicon Developments Ltd. of Vancouver, Canada, (the “Ikona Report”), who examined the licenses and prepared a report in accordance with Canadian NI 43-101.

The Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in fiscal 2008.  A further write-down of acquisition costs of $113,324 were recorded with respect to the onshore claim in fiscal 2009, which was not renewed.  In previous years, the Company has taken a write-down of the offshore claims to a nominal carrying value of $1.

Offshore Licence

Phase 1, completed in June 2005, was a detailed magnetometer survey over portions of the offshore lease indicated by the 1995 geophysical work as possible paleo-channels employing a state-of-the-art total field magnetometer.  The magnetometer survey was designed to obtain sufficiently detailed data to plan a bulk-sampling program in the next phase of work necessary to develop the first target of many targets in the offshore licence.  Magnetic heavy minerals in the younger marine sediments occur as concentrations in the marine sediments that are derived from the diamondiferous gravels transported into the ocean by the Mano and Moa rivers.  For millions of years these rivers have been conveying this material from diamond-bearing kimberlitic sources less than 150 kilometers upstream in Sierra Leone, Guinea and Liberia. The partially weathered magnetite grains would be expected to have a density close to that of diamonds (3.55 gms/cc) therefore this concentration would be expected to include diamonds amongst the heavy minerals.  Three anomalies indicate areas of heavy mineral concentrations over 2 square kilometers each in size.  The total area thus identified would have a volume of approximately 8,000,000 cu m per meter of depth, located within a small part of the 88 square kilometer licence.  Modeling of the magnetic data will allow estimates of thickness of the heavy mineral rich zones and serve to guide the next phase of sampling.

The post-survey data processing indicated five areas where bulk sampling should be undertaken.

The following description of these five areas is taken from the conclusions of the Ikona Report.

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

In the lower reaches of the Moa, active river channel gravels are reported to have a grade of 0.5 carats per cu meter (Hall, P.K., Bulletin 5, The Diamond Fields of Sierra Leone, Sierra Leone Geological Survey).  There is considerable alluvial mining activity on the Mano River that suggests payable grades in that river, which also drains areas with kimberlite dykes and possibly pipe structures.  Fluvial sediments in the two rivers should be similar to those deposited from the rivers onto the seafloor.

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

In August 2009, the Company renewed the 91.39-square kilometer offshore licence Expl 8/2005 for one year.  The annual rent is US$250 per square kilometer, or US$23,000 annually.

Mr Val Collier is the Country Agent for Cream to assist in disposition of assets in Sierra Leone and was instrumental in the renewal of the offshore licence.  As a respected career civil servant and former Commissioner of the Anti-Corruption Commission, he brings a strong element of corporate social responsibility to the operations going forward.  The Company incorporated two separate BVI companies, which would allow the Cream group of companies to operate with more flexibility in Sierra Leone.  KPMG Partners in Freetown assisted with the registration of the Cream BVI companies in Sierra Leone, which was completed at the end of April 2008.

Baseline studies for the purpose of developing data for an environmental impact assessment for a marine mining operation were also started.  The initial work shows no major constraints to such an operation.  Fishing communities along the coast were consulted during this baseline data gathering in order to develop a working relationship with the people whose livelihoods are based on the same area of the Sierra Leone coastline.  Fishery enhancement is a potential long-term benefit that marine mining operations may be able to achieve without significant additional costs if built into the mining plan at an early stage.

The Company will search for a venture partner to assist with exploration on the offshore licence Expl 8/2005 (or EPL 5/94).  If it is unable to find a partner or partners, Cream will review its options at that time, which will be in 2010.

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

Expenditures incurred on the Casierra property in fiscal 2009, with the 2008 numbers in parentheses include the following:  Acquisition costs - $Nil ($23,825); community relations - $32,040 ($1,582); assays and analysis - $Nil ($1,630); dredging and bulk sampling - $112,276 ($209,233); geological and geophysical - $8,623 ($98,872); site activities - $191,578 ($698,330), stock-based compensation – recovery of $3,888 ($107,225); and travel and accommodation- $30,955 ($236,037).  Amortization of equipment is included in site activities.  In fiscal 2009, the Company wrote off equipment, net of recoveries, in the amount of $93,187.

At March 31, 2009, the Casierra property in Sierra Leone has a carrying value of $1.

Mr. Benjamin Ainsworth, P.Eng. President of Ainsworth Jenkins Consultants Ltd. is the President of both CDF and CDC, and will continue to be the operator on the property.

2.

Mexico Exploration Properties

a.

The Nuevo Milenio Property, Nayarit, Mexico

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property encompasses several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes and totals 2,560 Hectares (Ha).  Work on the property from 2000 to 2004 was concentrated within the five-km diameter Nuevo Milenio Caldera.  A report on an Enzyme Leach orientation study was completed by Dr. G. H. Gale, P. Eng., province of Manitoba, to determine if partial leach analytical methods could be used in delineating exploration targets.  Dr. Gale recommended that the three targets, Once Bocas, Cafetal and South Once Bocas areas be more fully investigated with a partial leach survey to establish potential drill targets in these areas of alteration, disseminated mineralization and silica stockworks.  The cost of the recommended work was estimated to be US $150,000-175,000, exclusive of a follow-up drill program.  Dr. G. H. Gale, P.Eng. is a “Qualified Person” for the purposes of NI 43-101.

In the year ended March 31, 2005, the Company determined that it was not going to conduct further exploration on the property in the foreseeable future, due to financing constraints and exploration of other mineral property interests, and as a result the property exploration costs (prior to the change in accounting policy relating to the expensing of exploration costs) were written down by $1,523,030 in the year ended March 31, 2005, to a nominal carrying value of $1.  The size of the Nuevo Milenio property was reduced by the CMM 1 claims and the remainder of the claims were reduced in size by approximately 33% to reduce carrying costs on the property, which primarily involves payment of taxes relating to the concessions held.

Drilling commenced on the Dos Hornos zone in late 2006.  Drill intersections show that Dos Hornos Vein 1 is a structural zone from 20 metres to 40 metres wide hosting several parallel, mineralized veins, breccia faults and quartz stockwork zones.  The economic width needs to be defined by an assay boundary.

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

Diamond drilling established that additional “Inferred Mineral Resources” located within the Dos Hornos segments 1 and 2 and Veta Tomas, a newly defined and higher grade vein, were originally thought to be Dos Hornos Segment 3.  The segment consists of a composite zone of four higher grade individual bifurcating veins within a 10 to 20 meter wide mineralized quartz stockwork envelope of lower grade silver-gold content.

The apparent brecciated, sheared and broken nature of the mineralized zones has reduced diamond drill core recovery to between 20% to 80% in some sections, with the resultant loss of sulfides, and grade, by washing.  An accurate silver-gold grade will have to be determined by improved drilling techniques and drill operations combined with underground cross-cutting, channel sampling and a bulk sampling program.

For the purpose of defining the higher grade sections (Veins 1 to 4) the assay cut off grade used was 60 g/t Ag, or 30 g/t Ag plus 0.4 g/t Au (the last NI 43-101 December 2008 used 160 to 180 g/t cut-off grade).  The inferred mineral resources are calculated using diamond drill sections to define blocks of mineralization that include all underground workings, surface trenches etc. within the volume of influence of the block, to calculate a volume weighted average grade for the block.

In May of 2009 Cream outlined a revised, staged underground development plan.  Each stage of the development plan would entail a significantly smaller capital cost than the originally proposed plan and therefore could be more easily financed.  The objectives of the revised underground development program are to begin establishing the true grade and economic width of the mineralized zone, stage underground diamond drilling and begin upgrading the inferred mineral resources to the measured and indicated status as well as to add additional inferred mineral resources.

It is proposed that the planned drift will have a three meter by three meter section which can support future mining operations. The drift will be parallel to the mineralized zone with crosscuts spaced 50 meters apart and diamond drill stations at 25-meter intervals.  Exploratory underground diamond drill holes, up to 200 metres in length, are planned to the north east and south west. These drill holes will test the Dos Hornos 3 fault segment 150 metres east of Veta Tomas and the Veta Tomas fault segments approximately 100 metres west of Dos Hornos 1 and Dos Hornos 2.

In support of the revised underground development plan, Cream has initiated the required environmental studies, including biological, hydrological and land use, as well as a survey of the proposed area for the portal.  It is anticipated that the environmental permits will be granted by late summer or early fall of 2009.  Powder magazines, which comply with government requirements, have been completed and an application for permits to purchase and use explosives has been submitted.  Negotiations have been initiated to secure surface land use rights and a contractor has been selected. Work is expected to start on the cross-cut in the fall of 2009, at a projected cost of US$400,000 for stage one.

In May 2009, Cream announced that a channel sample taken just inside a recently discovered historic Spanish working on Cerro Dos Pinos, which is located approximately 500 metres southeast of the high-grade silver-gold Veta Tomas vein, yielded assays of 0.95 g/t Au and 452 g/t Ag respectively.

Cerro Dos Pinos lies approximately 500 metres southeast of drill hole DDH 07 – 23 which was drilled on the Veta Tomas Structure.  The Company believes that the new discovery is a probable fault segment of the high-grade silver-gold Veta Tomas Structure that extends the known strike length of the Veta Tomas - Dos Hornos Zones from 1,300 metres to 1,800 metres.  The historic Spanish adit, 1.60 m wide and caved, was driven on a quartz vein structure outcropping within a window of younger devitrified rhyolite flows.  The Cerro Dos Pinos discovery also aided in defining the approximate location of the Dos Hornos 3 fault segment which lies northeast of the Veta Tomas vein.

The table below details the NI 43–101 Compliant Revised Inferred Mineral Resources as previously reported (Report dated December 24, 2008).

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

NI 43-101 Compliant Reported Inferred Mineral Resources revised December 24, 2008

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1):   54,647,000 oz (assumes 100% recovery)

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Company’s Properties in Mexico and is the Company's "Qualified Person" for the purpose of NI 43-101.  Mr. Holcapek is responsible for the technical information, which has also been vetted by Dr. A. D. Drummond P. Eng., consultant to the Company.

Expenditures incurred on the Nuevo Milenio property in fiscal 2009, with the fiscal 2008 numbers in brackets include the following: assays and analysis - $2,842 ($16,889); drilling - $Nil ($391,483); geological and geophysical - $174,583 ($149,596); site activities - $147,280 ($133,778); stock-based compensation - $23,785 ($60,751); and travel and accommodation - $17,239 ($31,753).

On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, and to earn a further 20% interest for a total interest of 70% complete a positive feasibility study.

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

The Liberty and Mastodon workings were on adjacent crown grants that were initially worked in 1899.  Workings consist of eight or more short adits and shafts that explore two or more fissure-vein lodes striking northeast and in part conforming with the structure of the host metasediments.  Exploration completed by Cream in 1997 on the adjacent Bismark Claims suggests that the Black Bear workings are probably hosted by the same shear structure that hosts the Cork-Province Mine.  The Liberty and Mastodon workings are believed to be on parallel structures.

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

There was no material work carried out on the property in fiscal 2003 or 2004 as Cream did not have sufficient working capital to conduct a full-scale exploration program on the properties that make up the Kaslo Silver Property.  As a result, in 2003, Cream wrote down deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  The claims remain in good standing and the property is considered a long-term asset of the Company.  Exploration costs incurred since the year ended March 31, 2005, to March 31, 2008 of $162,099 have been expensed.  Additional costs of $359 were expensed in fiscal 2009.

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

Ms. Linda Dandy, P.Geo. of P&L Geological Services, has supervised the Company’s Canadian exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

b.

Kootenay Gemstone Property, BC

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor could retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  In fiscal 2009, the Company determined that the exploration results did not meet the Company’s expectations and the property was returned to the optionors and the Company wrote off acquisition costs of $270,738.

c.

Goldsmith Property, British Columbia

Introduction

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($70,000 paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.

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

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith claims and are considered jointly to make up the Goldsmith Property.

Location and Access

The Goldsmith Property is located west of the small community of Poplar Creek along Highway 31, 66 kilometres north of Kaslo, BC.  The claims are located on map sheets 082K.035 and 045 in the Slocan Mining Division of southeastern British Columbia.

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

No significant exploration programs were carried out on the property after 1982, until Cream’s exploration programs on the property.

Exploration Summary

Cream began exploration programs on the Goldsmith Property in 2003.  Between 2003 and 2008 the Company conducted a series of exploration programs including grab sampling and chip sampling from areas of the historic workings including samples from waste dumps, adits and trenches associated with the historic workings. A geochemical soil survey was carried out over a 2.8-kilometre by 2.2-kilometre grid which included the main part of the historical workings, in particular the Bullock and Goldsmith. The program results highlighted a 2 kilometre long gold in soil anomaly.  Follow-up work included detailed geological and structural mapping with additional soil sampling.  The soil sampling grid was expanded to include the Lucky Jack zone.  In addition, detailed geological and structural mapping and rock chip sampling was conducted in order to define trench locations within the anomalous zone.  A HTEM-HELIMAG airborne geophysical survey was flown over the property in 2006.  Results from the 160-line kilometer magnetic and AeroTem II Electromagnetic survey demonstrate in general that conductors line up well with the regional lithological trends.  Field magnetics illustrate a large magnetic high trend averaging 800 metres in width and lying between the two conductive zones.  An excavator trenching program was conducted on the property.  The trenches were excavated in the area of the Bullock and Goldsmith historic workings.  The trenches exposed some veins and uncovered others. All of the trenches and exposed veins were chip sampled to determine average grades.

Total exploration incurred in fiscal 2009 on the Kootenay Gemstone, Goldsmith and Lucky Jack Claims totalled $44,649, compared to $26,665 in fiscal 2008.  .

Ms. Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

4.

Manitoba Properties – Manitoba, Canada

a.

Stephens Lake Property (Trout Claim Group)

The Trout Claim Group is situated 100 kilometres east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licences.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totalling $110,000 and issued a combined 200,001 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.  The Companies formerly held additional claims in the province of Manitoba, which surrounded the Trout Claim Group.  These claims are no longer held by the Companies.

Mr. Arthur Troup, P.Geo. of Sultan Minerals, is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

b.

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement, as amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($105,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

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

The first test hole, RAD 07 – 01, on its Wine – Radar Lake property, assayed 1.30% Nickel, 2.27% Copper, 0.319 g/t Gold, 0.132 g/t Platinum and 0.270 g/t Palladium over 66.8 feet core length at a dip of –49 degrees (true width is estimated to be 43.6 feet).

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

Results of drilling completed in the summer of 2007 on the Wine Property recommended a VTEM airborne survey be conducted.  The VTEM survey was flown over the Wine Property and the Company’s Cedar Claims in late spring of 2008.  Exploration expenditures on the property in fiscal 2009 included the VTEM airborne survey and geological and geophysical studies amounting to $70,739 and site activities costing $1,742.  In fiscal 2008, the Company drilled one hole and a second was started but abandoned after 200 meters of drilling.  Drilling, assay and other costs in fiscal 2008 totalled $212,029.

Mr. A. J. Spooner, P.Eng. of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for NI 43-101.

c.

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement were cash payments totalling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company was to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company was to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued) and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company was also required to incur exploration expenditures totalling $50,000 in cumulative expenditures by the fourth anniversary of regulatory approval.  After a short exploration program, the Company determined that the property did not have the expected potential and has returned the property to the optionor and recorded a write-down of acquisition costs of $34,250.

Cash Expenditures

Cream’s principal capital expenditures and write-downs over the three fiscal years ended March 31, 2009, are as follows:

Year	Mineral Property Acquisition	Equipment	Write-downs
2009	$150,006	$14,019	$418,312
2008	149,685	179,605	109,741
2007	298,262	195,978	--

Exploration expenses incurred during the three fiscal years ended March 31, 2009, are as follows:

Property Name	2007	2008	2009
Casierra Property, Sierra Leone	$1,066,842	$1,352,908	$464,771
Kaslo Silver Property, British Columbia	98,444	1,199	359
Goldsmith and other properties, British Columbia	49,680	26,665	44,649
Manitoba Properties, Manitoba	30,057	199,229	77,481
Nuevo Milenio Property, Mexico	970,518	784,250	365,729
Total	$2,215,541	$2,364,251	$952,989

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream for the years ended March 31, 2009, 2008 and 2007, and related notes thereto.  Cream’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 16 to the consolidated financial statements, which is summarized below, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

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

Differences between Canadian and US GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Flow-through (“FT”) shares

In July 2008, the Company issued by way of private placement 1,010,800 FT common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2009.  As described in note 3(o) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax (“FIT”) liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, Statement of Financial Accounting Standard (“SFAS”) 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of FT share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the FT shares.  A liability is initially recognized for any premium paid by the investors.

In February 2009, the Company renounced the income tax deductions and the Company has recorded a future income tax liability, estimated to be approximately $65,702, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  Under US GAAP, the difference between the FIT liability on renunciation and the premium is recorded as a FIT expense.  Under both Canadian and US GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.  This will result in a US GAAP adjustment of $10,108 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance for US GAAP purposes, which will be recorded in the year ended March 31, 2009, under US GAAP and allocated to deferred taxes when the FT shares are renounced.

In January 2009, a total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable non-flow-through share purchase warrant.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2010.  As described in note 2(o) to the consolidated financial statements, on issuance of FT common shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.

By early 2010, the Company will be required to renounce the income tax deductions and the Company will record a FIT liability, estimated to be approximately $23,140, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  The shares were not issued at a net premium to market, so under both Canadian and US GAAP, recognition of the liability will result in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended March 31, 2009, 2008 and 2007.

A.

Operating Results

Year Ended March 31, 2009, Compared to Year Ended March 31, 2008 (as restated)

In fiscal 2009, Cream incurred a loss of $2,396,576, or loss per common share of $0.05, compared to a loss of $3,914,530, or a loss of $0.08 per common share in fiscal 2008.

General and administrative expenses

General and administrative expenses totalled $1,090,977 in fiscal 2009, compared to $1,440,538 in fiscal 2008.  Exploration expenditures in fiscal 2009 totalled $952,989 compared to $2,364,251 in fiscal 2008.  In fiscal 2008 the Company wrote down its acquisition costs in the Sewa River onshore claim in Sierra Leone by $109,741, and additional costs of $113,324 were written off in fiscal 2009.

In fiscal 2008 the Company issued 411,764 common shares at a value of $0.34, or $140,000, the value for the issuance of 20% of the loan of $700,000 approved by the TSX Venture Exchange, to Mr. Frank A. Lang. These shares were issued pursuant to a bonus agreement relating to initial cash advanced over a period of several months by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, payments to commence 90 days from the date of regulatory acceptance.  To March 31, 2008, $14,010 had been paid or accrued as finance expense in addition to the value of the common shares issued, for a total of $154,010.  In fiscal 2009, finance costs related to interest accrued or paid totalled $29,646 on the loan.

Cream conducted most of its exploration activities in Mexico and in Sierra Leone in fiscal 2008, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $20,525 in fiscal 2009 compared to a loss of $41,516 in fiscal 2008.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Legal, accounting and audit costs increased from $74,714 in fiscal 2008 to $82,593 in fiscal 2009.  Legal fees have decreased from $15,202 in fiscal 2008 to $942 in fiscal 2009. The fiscal 2008 fees were related to a financing that the Company did not complete.  Audit fees totalled $30,390 in fiscal 2008 and increased to $43,859 in fiscal 2009.  Accounting and tax fees of $37,792 were incurred in fiscal 2009, compared to $29,120 in fiscal 2008.  This included tax return preparation and advice and the initial review and testing of internal controls of the Company.  Audit and accounting fees will likely continue to increase in fiscal 2009, with changes in generally accepted accounting principles, the first steps towards conversion to International Financial Reporting Standards, and further review and testing of internal controls. Legal fees will likely increase in the future due to increased regulatory reporting requirements.

The Company paid Lang Mining Corporation (“Lang Mining”), a private company, a monthly management fee of $10,000 per month for the services of Frank Lang as President and CEO of the Company, for a total of $90,000 in fiscal 2009 (2008 - $120,000).  The fees to Lang Mining were paid to December 31, 2008, as Mr. Lang agreed to the termination of the monthly management fee as it was felt it was in the best interests of the Company.  Consulting fees of $30,000 (2008 - $16,500) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.  The services are paid through Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd.  Quorum provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $132,444 in fiscal 2008 to $173,626 in fiscal 2009, due to an additional office for a new company president, and an increase in office and administration costs based on time spent by the employees of Quorum.  Office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $115,736 in fiscal 2008 to $193,118 in fiscal 2009.  Salaries and benefits in fiscal 2009 include the salary paid to the Company’s new president, effective October 1, 2009, but has not been paid in full and has been accrued.  The annual salary to be paid is $110,000, of which $14,000 was paid, and the remaining $41,000 of the six months of salary has been accrued and remains unpaid.  Stock-based compensation of $212,986 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2009, and compares to $414,484 related to the vested portion of stock options granted to directors, officers, consultants and employees incurred in fiscal 2008.  These options were valued using the Black-Scholes (“B-S”) option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded.

Shareholder communications decreased from $353,259 in fiscal 2008 to $252,965 in fiscal 2009.  Total investor relations’ consulting costs decreased from $271,676 in fiscal 2008 to $187,083 in fiscal 2009.  The Company had an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000 to the end of December 2008.  Arbutus was paid $18,000 in fiscal 2009 and $24,000 in fiscal 2008.  Axino A G was paid $45,000 in fiscal 2008 for services primarily related to the European markets, and $97,500 in fiscal 2008, and Dynamic Stock Market Analysts were paid $36,583 in fiscal 2009 (fiscal 2008 - $36,667) to help the Company increase its presence on the internet.  In fiscal 2008, Cronus Capital was paid $30,000 for investor relations activities, and PSG Media was paid $5,509 for an IR campaign in May 2007.  These agreements were not in effect in fiscal 2009.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.  He continues to provide these services.  Fees of $14,500 were paid to Dale Nejmeldeen in fiscal 2009, and the contract was terminated in February 2009.  CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary (“CHF”), an investor relations firm specializing in mineral resource companies received fees of $30,000 in fiscal 2009 and $57,000 in fiscal 2008.

On October 17, 2008, the Company granted 150,000 stock options to Dale Nejmeldeen for investor relations services at a price of $0.30 per share, exercisable until October 17, 2013.  These stock options were cancelled in March 2009, upon the termination of his services.

Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs make up the balance of the costs included in shareholder communications.

Travel and conference expenses have decreased from $21,262 in fiscal 2008 to $5,372 in fiscal 2009.

Exploration costs decreased from $2,364,251 in fiscal 2008 to $952,989 in fiscal 2009.  Details of exploration costs by property are provided in Section 1.5.

In July 2008, the Company issued 1,010,800 flow-through (“FT”) shares for gross proceeds of $252,700.  Under the FT agreements, the Company agreed to renounce $252,700 of qualifying expenditures to the investors effective December 31, 2008, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2009.

The Company recorded future income taxes recorded at the time of renunciation of $65,702.  During the year ended March 31, 2009, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $65,702.

In January 2009, the Company issued 1,780,000 FT shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.  The Company will record future income taxes at the time of renunciation of approximately $22,000.  Renunciation of these expenditures is expected to be made in February 2010.

Year Ended March 31, 2008 (as restated), Compared to Year Ended March 31, 2007 (as restated) (“fiscal 2007”)

In fiscal 2008, Cream incurred a loss of $3,914,530, as restated, or loss per common share of $0.08, compared to a loss of $2,878,891 (as restated), or a loss of $0.07 per common share in fiscal 2007.  Exploration expenditures in fiscal 2008 totalled $2,364,251 compared to $2,215,541 in fiscal 2007.  In fiscal 2008 the Company wrote down its acquisition costs in the Sewa River onshore claim in Sierra Leone by $109,741, with no write-down of acquisition costs in fiscal 2007.

General and administrative expenses

General and administrative expenses totalled $1,441,158 in fiscal 2008, compared to $685,849 in fiscal 2007.

In fiscal 2008 the Company issued 411,764 common shares at a value of $0.34, or $140,000, the value for the issuance of 20% of the loan of $700,000 approved by the TSX Venture Exchange, to Frank Lang. These shares were issued pursuant to a bonus agreement entered into relating to initial cash advanced over a period of several months by Mr. Lang to the Company.  The loan agreement is for a total of $700,000 to be repaid by October 26, 2008.  Interest is to be paid at an annual rate of 6%, payable quarterly, payments to commence 90 days from the date of regulatory acceptance.  To March 31, 2008, $14,010 was paid or accrued as finance expense in addition to the value of the common shares issued.

Cream conducted most of its exploration activities in Mexico and in Sierra Leone in fiscal 2008, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $41,516 in fiscal 2008, primarily incurred with respect to expenditures in Sierra Leone, compared to a foreign exchange gain of $2,330 in fiscal 2007.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Legal, accounting and audit fees increased from $42,419 in fiscal 2007 to $74,714 in fiscal 2008.  Legal fees have increased from $5,514 in fiscal 2007 to $15,202 in fiscal 2008, of which most of the increase related to a financing that the Company did not complete.  Audit fees and tax return preparations totalled $27,100 in fiscal 2007 and increased to $30,390 in fiscal 2008.  Audit and accounting fees will likely continue to increase in fiscal 2009, with changes in generally accepted accounting principles, the first steps towards conversion to International Financial Reporting Standards, and further review and testing of internal controls.  Legal fees will likely increase in the future due to increased regulatory reporting requirements and a joint venture agreement to be finalized on the Casierra properties in Sierra Leone.

In fiscal 2008, Lang Mining was paid a total of $120,000 for management fees, compared to $85,000 in fiscal 2007.  Consulting fees of $16,500 (2007 - $17,500) were paid to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $79,474 in fiscal 2007 to $132,444 in fiscal 2008.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.  An additional company shared office space at Quorum for several months in fiscal 2007, which contributed to the lower costs in that fiscal year.

Salaries and benefits increased from $75,929 in fiscal 2007 to $115,736 in fiscal 2008.  Wages are higher in fiscal 2008, due to salary increases, and the increased employee time required to comply with new reporting and regulatory requirements.  The exploration activity in Sierra Leone contributed to the increase in administration salaries and office costs related to the tracking and recording of costs incurred.

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

Shareholder communications increased from $286,510 in fiscal 2007 to $353,259 in fiscal 2008.  The Company has an agreement with Arbutus to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $24,000 in both fiscal 2008 and 2007.  Axino AG was paid $82,500 in fiscal 2007 for services primarily related to the European markets, and $97,500 in fiscal 2008 and Dynamic Stock Market Analysts were paid $36,667 to help the Company increase its presence on the internet.  Cronus Capital was paid $30,000 for investor relations activities, and PSG Media was paid $5,509 for an investor relations’ campaign in May 2007.  These agreements are no longer in effect.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.

The Company granted 780,000 stock options to CHF as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, with an expiry date of September 21, 2012.  The options were cancelled in fiscal 2009 when the contract with CHF was terminated.

An additional grant of 150,000 stock options at a price $0.50, exercisable over a five-year period, expiring December 11, 2012, was made to an investor relations consultant.

Website, printing, conference fees, annual general meeting materials, and related shareholder communications costs decreased from $143,530 in fiscal 2007 to $81,582 in fiscal 2008.  The largest portion of the decrease relates to advertising and printed material which decreased from $80,935 in fiscal 2007 to $14,807 in fiscal 2008.

Travel and conference expenses increased nominally from $19,458 in fiscal 2007 to $21,262 in fiscal 2008.

Three Months Ended March 31, 2009 (Q4 2009”), Compared to Three Months Ended March 31, 2008, as restated (“Q4 2008”)

In Q4 2009, Cream incurred a loss of $378,883 or $0.01 per common share, compared to a loss of $1,068,940, or $0.02 per common share in Q4 2008.  Total general and administrative expenses, not including exploration costs, before interest income, were $353,916 in Q4 2009 as compared to $300,542 in Q4 2008.  In Q4 2009, there was a $284 loss on foreign exchange related to transactions associated with operations in Mexico compared to a gain of $6,963 in Q4 2008, when the Company was operating in Mexico and Sierra Leone.

In Q4 2008, the Company wrote down its acquisition costs in the Sewa River onshore claim in Sierra Leone by $109,741 to a nominal value of $1, with no comparative property write-downs in Q4 2009.

Legal, accounting and audit fees increased from $21,026 in Q4 2008 to $22,335 in Q4 2009.  Salaries and benefits increased from $28,121 in Q4 2008 to $81,919 in Q4 2009.  A salary is now paid to a full-time president, inclusive of accrued and unpaid salary, whereas in the past management fees were paid for the services of the previous president.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees in fiscal 2008 included in Q4 2008 is $71,612 compared to $162,554 in Q4 2009.

Shareholder communications decreased due to cash constraints - $80,802 in Q4 2008 compared to $53,965 in Q4 2009.  This includes consulting fees paid to Arbutus, Dale Nejmeldeen, and Robert Paul.

Travel and conference costs of $13,406 in Q4 2008 compare to $893 in Q4 2009.  The Company had a representative at the Prospectors and Developers Conference in Q4 2008, but not in Q4 2009.

In Q4 2008, management fees of $30,000 were paid to Lang Mining for the services of the president, pursuant to an agreement dated January 1, 2003, as amended.  This management fee was terminated as at December 31, 2008.  Kent Avenue Consulting Ltd. was paid or fees have been accrued of $7,500 in Q4 2009 and $6,000 in Q4 2008.

Three Months Ended March 31, 2008 (“Q4 2008”), Compared to Three Months Ended March 31, 2007 (“Q4 2007”)

In Q4 2008, Cream incurred a loss of $1,068,940, as restated, or $0.02 per common share, compared to a loss of $904,860, as restated, or $0.03 per common share in Q4 2007.  Total operating expenses, before interest income, were $300,542 in Q4 2008 as compared to $191,174 in Q4 2007.  In Q4 2007, there was a $9,614 loss on foreign exchange related to transactions associated with operations in Mexico and Sierra Leone compared to a gain of $6,963 in Q4 2008.

In Q4 2008, the Company wrote down its interest in the Sewa River onshore claim in Sierra Leone by $109,741 to a nominal value of $1, with no comparative property write-downs in Q4 2007.

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

Liquidity and Capital Resources

Risks

At March 31, 2009, the Company had a significant working capital deficiency.  The deficiency is primarily related to loans payable to Frank Lang of $920,000, which includes $200,000 of interest bearing loans and additional cash advances.  Mr. Lang has advanced an additional $720,000 to March 31, 2009, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  Subsequent to March 31, 2009, Mr. Lang has advanced an additional $242,000 to the Company, with interest payable at 1% per month, with no specified terms of repayment.

It is estimated that it may require approximately $2.5 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, as well as settle other outstanding debts of the Company.  At this time Mr. Lang has given no indication he will request re-payment of the monies owed to him and has indicated he will continue to support the Company as he is reasonably able to do so, including delaying repayment of monies owed to him until such time that the Company can comfortably discharge its debts.  The Company continues to review alternatives that would not impose an unreasonable burden on the Company or its shareholders to settle debts to third party creditors.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream’s common stock limits the Company’s ability to raise additional capital by issuing additional common shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher-priced stocks.  As a result, Cream’s shareholders pay transaction costs that are a higher percentage of their total share value than if Cream’s share price were substantially higher.

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

Year ended March 31, 2009

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2009, Cream had a working capital deficiency of $1,697,238 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital deficiency of $1,244,240 at March 31, 2008, and an accumulated deficit of $27,927,967 (March 31, 2007 - $25,531,391), as restated.

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

The Company has capitalized $587,724 (2008 – $856,030, restated) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the property concessions.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2010, to maintain the mineral property interests held at March 31, 2009.  Subsequent to March 31, 2009, $20,000 was paid.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company’s common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Plans for Fiscal 2010

The Company is focusing on permitting exploration and advancement of an underground development program at its Nuevo Milenio property, and expending flow-through funds on its mineral property interests in British Columbia.

Investing Activities and Capital Expenditures

Current assets increased to $215,920 at March 31, 2009, from $88,467 at March 31, 2008.  The market value of investments in marketable securities was $2,850 at March 31, 2009, compared to $24,767 at March 31, 2008.  The marketable securities held are highly volatile.  At March 31, 2009, the book value of these publicly traded securities is $31,704 (2008 - $31,704).  Investments include shares with a book value of $30,796 (2008 - $30,796) that are investments in companies with officers and directors in common with the Company.

Year ended March 31, 2008

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily through private placements to sophisticated investors.  The Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2008, Cream had a working capital deficiency of $1,244,240 (a measurement tool generally defined as current assets less current liabilities) compared to working capital of $3,610 at March 31, 2007, and an accumulated deficit of $25,531,391 (March 31, 2007 - $24,431,864).

Investing Activities

Current assets increased to $215,920 at March 31, 2009, from $88,467 at March 31, 2008.  The market value of investments in marketable securities was $2,850 at March 31, 2009, compared to $24,767 at March 31, 2008.  The marketable securities held are highly volatile.  At March 31, 2009, the book value of these publicly traded securities is $31,704 (2008 - $31,704).  Investments include shares with a book value of $30,796 (2008 - $30,796) that are investments in companies with officers and directors in common with the Company.

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia, which is comprised of the Goldsmith property and the Lucky Jack mineral claims.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($70,000 paid) over six years.  The Lucky Jack option agreement requires the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.

The 100% held Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  On the Nuevo Milenio property, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year, to maintain the concessions.  All taxes on the current property holdings are in good standing.

Mineral Property Option Payments Due In Fiscal 2010

The Company must make cash payments totalling $60,000 in the year ended March 31, 2010, to maintain the mineral property interests held at March 31, 2009.  At the date of this report, a cash payment of $20,000 has been made.

Capital Resources

During the years ended March 31, 2009 and 2008, the Company issued the following common shares:

2009

1.

On July 8, 2008, the Company completed a private placement financing consisting of 1,658,635 non flow-through (“NFT”) units at a price of $0.22 per NFT unit, each NFT unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  Compensation of 91,000 finder’s units was made with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant entitled the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  The warrants issued were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of two years.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, where values using the same factors, resulting in an allocation per compensation warrant of $0.06.  The warrants expired, unexercised, on July 8, 2009.

In addition, 1,010,800 flow-through (“FT”) units were issued at a price of $0.25 per FT unit.  Each FT unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued with respect to this financing.  Each finder’s unit consisted of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant entitled the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of two years.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, where values using the same factors, resulted in an allocation per compensation warrant of $0.05.

2.

On January 28, 2009, the Company completed a private placement of NFT units and FT units.  A total of 11,664,400 NFT units were issued at a price of $0.05 per unit for gross proceeds of $583,220.  Each NFT unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per until January 28, 2010, and at a price of $0.20 until January 28, 2011.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.2%; a volatility factor of 145%, and an expected life of two years.  The value allocated to each of the warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.05.

A total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable NFT share purchase warrant, or the FT unit warrant.  Each FT unit warrant entitles the holder to purchase one additional NFT common share at an exercise price of $0.10 until January 28, 2010.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.0%; a volatility factor of 158%, and an expected life of one year.  The value allocated to each of the NFT warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.06.

The Company paid compensation to certain arm’s-length parties where such finders arranged for subscribers to the private placements.  The finder’s fee paid was comprised of $8,500 and a total of 340,000 finder’s units.  170,000 finder’s units were issued in relation to subscriptions for units, and consisted of one common share and one non-transferable share purchase warrant, a finder’s unit warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company at an exercise price of $0.10 until January 28, 2010, and at a price of $0.20 until January 28, 2011.

Of the total finder’s units issued 170,000 were issued in relation to subscriptions for FT units, and consist of one common share and one finder’s unit warrant which, on exercise, entitles the holder to purchase a finder’s unit warrant share at an exercise price of $0.10 until January 28, 2010.

All warrants issued in relation to these private placements carry an accelerated expiry provision that allows the Company, at its discretion, to accelerate the expiration of such warrants, if the Company shares trade at or above $0.30 per share for 10 consecutive trading days, by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of the written notice.

Insiders of the Company subscribed for a total of 5,500,000 units.

2008

1.

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

2.

During the year ended March 31, 2008, 1,145,500 stock options were exercised at prices ranging from $0.15 to $0.54 to provide $252,130 to the treasury and 1,745,300 warrants were exercised at $0.45 to provide $785,385 to the treasury.

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  At August 31, 2009, the Company may issue up to 6,467,699 common shares under the plan.  At March 31, 2009, 5,427,600 (March 31, 8 - 5,349,900) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting at the direction of the directors.

During the year ended March 31, 2009, the fair value of stock options granted were estimated on the date of grant using the Black-Scholes (“B-S”) option-pricing model with the following weighted average assumptions:  Risk free interest rates – 1.88% to 2.69%; expected life in years – 3.6 to 4.0, and expected volatility of 91% to 108%.  The fair value per option granted during the period ranged from $0.07 to $0.09.

The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009 vested immediately, except for those granted to investor relations’ consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

On October 17, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.30 per share, exercisable until October 17, 2013.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 2.7%; expected life in years – 3.6, and expected volatility of 91%.  The fair value per option at the time of grant was $0.07.  On March 13, 2009, the stock options were cancelled, unexercised.

On February 12, 2009, the Company granted 2,190,000 stock options to directors, officers, employees and consultants at a price of $0.12 per share, exercisable until February 12, 2014.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 1.9%; expected life in years – 4.0, and expected volatility of 108%.  The fair value per option at the time of grant was $0.09.

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

The Company does not have any long-term debt, but Mr. Frank A. Lang has a loan agreement and additional advances that are recorded as liabilities to related parties.  Mr. Lang had initially advanced $700,000 to the Company without interest or repayment terms.  In consideration of the loan to the Company, the Company entered into an agreement to issue 411,764 common shares to Mr. Lang as bonus shares in lieu of interest to that date.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company will pay interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2009, Mr. Lang has accrued interest payable of $22,990.  The loan balance has been reduced to $200,000.   In addition, Mr. Lang has advanced an additional $720,000 without interest or repayment terms to March 31, 2009.  To August 31, 2009, Mr Lang advanced an additional $288,000 to the Company, with interest payable at 1% per month and no fixed terms of repayment.  Mr Lang has indicated his intention that the $288,000 advanced be credited as participation in the next financing the Company conducts. Principal and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  All debt owing to Mr. Lang is unsecured.

At March 31, 2009, the following warrants were exercisable:

Number of Warrants	Exercise Price	Expiry Date
745,000	$0.65	November 30, 2009
49,600	$0.65	November 30, 2009
630,250	$0.65	December 10, 2009
94,040	$0.65	December 10, 2009
1,091,880	$0.28	July 8, 2009*
1,749,635	$0.25	July 8, 2009*
9,818,400	$0.10/$0.20	January 28, 2010/2011
1,966,000	$0.10	January 28, 2010

*The warrants with an expiry date of July 8, 2009 expired, unexercised.

Year ended March 31, 2008

Current assets decreased to $88,467 at March 31, 2008, from $404,737 at March 31, 2007.  The market value of investments in marketable securities was $24,767 at March 31, 2008, compared to $34,304 at March 31, 2007.  The marketable securities held are highly volatile.  At March 31, 2008, the book value of these publicly traded securities was $31,704 (2007 - $31,704).  Investments include shares with a book value of $30,796 (2007 - $30,796) that are investments in companies with officers and directors in common with the Company.

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

Frank A. Lang holds approximately 34% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which hold an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

At March 31, 2007, the following warrants were exercisable:

Number of Warrants	Exercise Price	Expiry Date
1,909,500	$0.45	April 18, 2007
1,000,000	$0.40	March 21, 2008
1,500,000	$0.75	June 1, 2007
1,250,000	$0.50	February 21, 2009
5,659,500

Financial Constraints

Going concern and nature of operations

The Company’s annual consolidated financial statements were prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

The Company had a loss of $2,396,576 for the year ended March 31, 2009, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2009, of $1,697,238, with an accumulated deficit of $27,927,967.

The Company capitalized $587,724 (2008 – $856,030, as restated) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2010, to maintain the mineral property interests held at March 31, 2009.  Subsequent to March 31, 2009, $20,000 was paid.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company’s common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  As discussed below, Cream will continue to have to rely on financing to carry on its proposed exploration programs for fiscal 2010.  In the event that market conditions prevent Cream from receiving external financing, Cream will be forced to review its property holdings and prioritize its project exploration to fit within cash availability.

Cream’s primary exploration focus is currently on the Nuevo Milenio property in Mexico, the Wine claims in Manitoba and the Goldsmith properties in British Columbia.  The Company is seeking joint venture partners for its Casierra licence in Sierra Leone.

With respect to its Kaslo Silver property, Cream has planned a $2 million exploration program that would include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling and bulk sampling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the property.  This program is contingent on obtaining additional financing.

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by staking (denouncement under the laws of Mexico) (the Nuevo Milenio property).  The property was decreased in fiscal 2005 to its current size of 2,560 Ha’s as that area represents the highest exploration potential and to reduce carrying costs.  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2009.  Exploration results are summarized in Item 4 of this Annual Report.

Exploration programs on the Company’s mineral property interests are contingent on satisfactory exploration results and the ability of the Company to obtain financing, as the Company has no other source of revenue.

Subsequent to March 31, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with the following schedule:

•

US$1,000,000 by July 24, 2010

•

US$3,500,000 by July 24, 2011

•

US$7,000,000 by July 24, 2012 and,

•

US$12,000,000 by July 24, 2013

If Roca meets these requirements within four years, Roca will vest at 50% and will have a further option to earn an additional 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study within three years by a mutually acceptable qualified third party.  Once Roca vests at 50% or 70% as applicable, the Company and Roca will form a joint venture, with all further costs to be shared on a pro rata basis.  The property option agreement remains subject to title confirmation and the completion of formal and definitive option joint venture documentation.

It will be necessary for the Company to carry out a form of private placement or similar form of financing in order to continue with property and exploration commitments on its mineral properties.

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

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.  As of the end of the fiscal 2009 year Cream estimates the minimum cost of maintaining its corporate administrative activities at approximately $40,000 per month, based on current levels of activity.  Accordingly Cream’s management estimates that a minimum of $960,000 will be needed to maintain its corporate status and assets over the ensuing two-year period, not including minimal exploration and claims related activity.  Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

Cream has made all share and cash commitments on the mineral property interests currently held.  It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Cream will need to raise additional financing to complete its proposed exploration programs for fiscal 2010.  In the event that market conditions prevent Cream from receiving additional external financing if required, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

With respect to its mineral property interests, Cream has planned a $2 million exploration program that will include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property.  This program is contingent on obtaining additional financing. To date the Company has not started this program, as it has not had sufficient financing.  All of these programs are dependent upon adequate financing.  Nuevo Milenio drilling, additional drilling on the Wine claims, and assessment work on the British Columbia properties are the initial exploration plans for fiscal 2009.

Financial Instruments

The Company’s financial instruments may be comprised of cash and cash equivalents, short term investments, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Cream primarily holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.  Excess funds on hand, over and above planned expenditures are invested in Government of Canada or like debt obligations and other short term cash investments pending the requirement to use such funds.

C.

Research and development expenditures, patents and licenses

Cream is a mineral resource-based corporation and accordingly does not have a program of intellectual property development or any patenting or licensing issues.

D.

Trend information

As a natural resource exploration company, Cream’s activities are cyclical as metals prices have traditionally been cyclical in nature.  The recent trend for metals prices, however, has been somewhat volatile for gold and silver.

Silver

From a historical perspective Cream has strategically focused its exploration activities on potential silver-based prospects.  According to the Silver Institute in Washington, DC, total global silver fabrication slipped a modest 0.9 percent in 2008 to 832.6 Moz.  Even though industrial demand dipped slightly by 1.4 percent to 447.2 Moz, the 2008 performance was second only to 2007 with most of the loss occurring in the 4th quarter of 2008.  Jewellery fabrication dropped by 3.2 percent to 158.3 Moz in 2008, the product of weaker off-take in Italy and Thailand.  Growth in this sector was most pronounced in India, China and Russia.  Silverware demand fell by 2 percent in 2008 to 57.3 Moz, as losses in western markets were partially offset by gains in India, which witnessed a 7 percent rise, as well as Russia, which also enjoyed growth in consumption last year.

Global silver mine production grew by 2.5 percent in 2008, driven by strength in the gold and lead/zinc by-product sectors to 680.9 Moz, representing the sixth year of consecutive growth and 77 percent of the total supply last year.  Of note, Bolivia’s output more than doubled over 2007’s performance and Russia experienced a 24 percent gain in mine supply last year.  Peru was again the world’s biggest silver mining country in 2008, followed in the rankings by Mexico, China, Australia and Chile.  Last year, silver generated at primary mines posted a 1 percent decline to account for 28 percent of total mine production.  Cash costs at primary silver mines rose to US$4.53 per ounce in 2008, due to inflationary input cost pressures and diminishing base metal by-product credits.  The net supply of silver from aboveground stocks dropped by a robust 14 percent in 2008 to 151.7 Moz. The decline was mainly due to lower net government sales and a drop in scrap supply.  Scrap volumes fell to an 11 year low of 176.6 Moz.  De-hedging reduced the overall producer hedge position by 5.6 Moz last year.  A further decline in Russian disposals, as well as the absence of any sales from China and India, resulted in a 27 percent fall in government sales in 2008 to 30.9 Moz.

During the first half of 2008, investors drove the silver price up above the US$20/oz mark (a high of US$20.92 oz was recorded in March) against a backdrop of generally firm fabrication demand.  However, in the second half of 2008 the economic outlook deteriorated rapidly, and silver, as well as other metal prices, slumped.  However, silver’s price in the first third of 2009 recovered a good part of the lost ground.  In 2008, a record inflow of over 93.1 Moz into the three main silver Exchange Traded Funds was instrumental in the high price average, as investors propelled silver to multi-decade highs, in not only daily price terms but also in the annual average.

In 2008, coins and medals fabrication jumped by 63 percent to a record of 64.9 Moz.  The main reason for this was a surge in investment-related purchases of bullion coins, both in the United States and Europe.  Notably, fabrication of the U.S. Silver Eagle bullion coin achieved a record 19.6 Moz last year, approximately double the 2007 figure, and would have been higher if the U.S Mint had sufficient blanks to produce coins to meet demand.  In 2009, physical silver investment demand has continued to increase, as the U.S. Mint has achieved a nearly 70 percent year-on-year rise in the first quarter.

Total global silver fabrication grew 1 percent in 2007 to 843.7 million ounces (“Moz”).  Most notably, industrial applications, a key constituent of the overall demand complex, posted an impressive 7 percent gain to 455.3 Moz, recording the sixth consecutive year of growth in this category.  In fact, in the period since the technology-related slump in 2001, industrial applications have added an impressive 120.1 Moz to silver demand.  A key factor behind the increase last year was the more than 6 percent rise in the electrical and electronics sector, which broke the 200 Moz mark for the first time.  India, China and the United States accounted for 70 percent of the world rise in all industrial uses, while Germany, Italy and France also posted gains.  Total industrial demand reached 54 percent of total global silver fabrication demand in 2007.

Jewellery fabrication coped well with high and volatile silver prices, slipping by only 2 percent in 2007, the product of weaker off-take in Europe and the Indian Sub-Continent, which offset growth in East Asia, where Chinese jewellery fabrication grew by a noteworthy 13 percent in 2007.  Silverware demand fell by a modest 4 percent in 2007 to 58.8 Moz, as losses in India, Europe and Mexico were partially countered by gains for Russia and China.

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

Globally, exploration expense specifically for silver has declined over the last 5 to 8 years. With the ever-growing supply deficit, the demand for new low cost silver producing mines is becoming more important.  While Cream’s management is not in a position to forecast economic trends, management is aware that widely read business periodicals continue to predict economic weakness so it is difficult to anticipate a near term recovery in the price of gold and silver.

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

F.

Tabular disclosure of contractual obligations

The Company has no long-term obligations.  All mineral option payments and share issuances are at the option of the Company, and are made pursuant to the option agreements, and upon exploration results that warrant additional work.  The following table summarizes the Company’s option payments that may be made at the option of the Company, on its mineral property interests at March 31, 2009:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total

Goldsmith Property option	20,000	20,000	20,000		--	--	60,000
Lucky Jack option	20,000	20,000		--	--	--	40,000
	$ 40,000	$ 40,000	$ 20,000	$ --	$ --	$ --	$ 100,000

(1)

Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Cream’s rights to a particular property.

G.

Safe harbour

Refer to Page 3 - “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Mr. Michael O’Connor was appointed President and Chief Executive Officer on October 2, 2008, and Mr. Lang remains on the Board as Non-Executive Chairman.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at August 31, 2009	Principal Business Activities Outside the Company
Frank A. Lang, Non-Executive Chairman	Sultan Minerals Inc., Acrex Ventures Ltd., Aurifer Capital Corp.; NuMine Resources; Jaxon Minerals Ltd., Naina Capital Corp.	16,465,951	Independent Businessman
Michael O’Connor President and Chief Executive Officer	None	Nil	None
Arthur G. Troup Vice President, Exploration and Director	Sultan Minerals Inc.; Acrex Ventures Ltd., and Astorius Resources Ltd.	388,400	President and Chief Executive Officer, Sultan Minerals Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	2,850,937	Director General and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at August 31, 2009	Principal Business Activities Outside the Company
Sargent H. Berner Director	Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Inc., NovaDX Ventures Corp., Cap-Link Ventures Ltd., Enterprise Energy Resources Ltd., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd. and Magnate Ventures Inc.	298,500	Co-Executive Chairman and Chief Executive Officer, Emgold Mining Corporation
Robin H. Merrifield Director	Acrex Ventures Ltd.	Nil	Executive Vice President and Chief Financial Officer, Uranium One Inc.
C. Douglas Lang Director	Coastal Community Credit Union and Stabilization Central Credit Union of British Columbia	52,540	Business consultant since 2005
Shannon M. Ross CFO and Corporate Secretary	Golden Pacific Capital Corp., Glenthorne Enterprises Inc.,	155,000	Chief Financial Officer of ValGold Resources Ltd. and Sultan Minerals Inc.

Frank A. Lang, P.Eng. Chairman, was President and Chief Executive Officer from 1966 to October 2008.  Mr. Lang is also Chairman of Sultan Minerals Inc.  Prior to working full time in the mining industry, Mr. Lang was an industrial sales engineer with BC Hydro.  Frank Lang has been involved in the operation and financing of junior resource companies for over 30 years.

Michael E. O’Connor has been President and Chief Executive Officer since October 2008.  Mr. O’Connor has over twenty years experience in the financial services industry including extensive experience in brokerage, banking, investor relations and corporate communications positions.  He is an experienced capital markets and communications professional with national and international contacts and has a strong background in the financing of development stage companies.  Mr. O’Connor is a graduate of the University of British Columbia where he received his B.A. in 1978.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practised corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006.  He is also a consultant to Quorum, which provides management and administrative and other services to the Company.

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

Robin Merrifield, Director since 2004, is a Chartered Accountant (South Africa).  From 2001 to 2006, he was a business consultant.  Since July 2006 he has been the Executive Vice President and Chief Financial Officer of Uranium One Inc.  From 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

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

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.  Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will declare his interest and abstain from voting on such matter.  All directors have a term of office expiring at the next annual general meeting of Cream which is to be held on October 23, 2009.

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.

Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)

A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended March 31, 2009;

(b)

A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended March 31, 2009;

(c)

Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2009.

The Company had three Named executive Officers during the year.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2009.

Compensation of Directors and NEOs

The Company’s Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company’s directors and senior management.

The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present.  The Company's auditors, legal counsel and employees may be invited to attend.  The independent directors exercise their responsibilities for independent oversight of management through a strong CGCC.  The Board has appointed Sargent H. Berner as Chairman of the Corporate Governance and Compensation Committee to assist the Board in being effective, cohesive and independent from management.

To determine compensation payable, the CGCC review compensation paid for directors and NEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the CGCC annually review the performance of the NEOs in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives and financial resources.

The Company’s compensation policies and its stock option plan (the “Stock Option Plan”) are intended to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire shares in the capital of the Company.

Option-Based Awards

The Board of Directors of the Company implemented a stock option plan (the “Plan”), effective September 19, 2008, which was approved by the TSX Venture Exchange and the shareholders of the Company on September 19, 2008, at the Company’s Annual General Meeting on that date.  The number of shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under TSX Venture Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as an incentive for performance, and as an opportunity to participate in the success of Cream.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options are exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to the Cream or its subsidiaries.

At March 31, 2009, and at August 31, 2009, the maximum number of Common Shares which may be issued pursuant to stock options granted under the Plan is equal to 10% of the issued and outstanding common shares at the respective dates, or 6,464,699 and 6,467,699, respectively.  A total of 5,427,600 stock options were outstanding at March 31, 2009 and August 31, 2009.

During the year ended March 31, 2009, 2,340,000 stock options were granted at an average price of $0.13, 957,300 options expired, unexercised at a price of $0.54, and 1,305,000 options were cancelled or forfeited at an average exercise price of $0.69.

The board of directors generally grants options to corporate executives on the recommendation of the CGCC.  As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation, including but not limited to the grant of options.  Options may be granted at other times of the year to individuals commencing employment with the Company.

Summary Compensation Table

The compensation paid to each of the Named Executive Officers during Cream’s three most recently completed financial years ended March 31, is as set out below:

Name and principal position held during fiscal 2009	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (7) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Frank A. Lang Non-Executive Chairman and President and CEO to October 2, 2008	2009	NIL	NIL	12,000	NIL	NIL	NIL	90,000(6)	102,000
Michael E. O’Connor, President and Chief Executive Officer from October 2, 2008	2009	55,000 (5)	NIL	120,000	NIL	NIL	NIL	NIL	175,000
Shannon M. Ross Chief Financial Officer	2009	71,427(4)	NIL	12,000	NIL	NIL	NIL	2,374(2)	85,801

Notes:

(1)

Includes the dollar value of cash and non-cash base salary earned during a financial year covered, including amounts deferred or unpaid at the end of the fiscal year.

(2)

Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company in 2008 on behalf of the NEOs.

(3)

These amounts include all amounts set out in tabular form for each NEO.

(4)

Represents apportioned amount of salary and benefits as charged to the Company through Quorum

(5)

Represents salary paid through Quorum, of which $41,000 is unpaid to Michael E. O’Connor at March 31, 2009.

(6)

Consulting fees of $90,000 were paid directly and are payable to Lang Mining Corporation, a private company controlled by Frank A. Lang.

(7)

Under the terms of the Company’s stock option plan, all options vest upon the grant date.  This amount represents the dollar amount based on a $0.12 exercise price, which was the closing market price of the Company’s common shares on the TSX Venture Exchange on the grant date of the award (see Item 6.E. – “Share Ownership”).

Cream had a management contract with Lang Mining Corporation for the services of Frank A. Lang.  Compensation of Cdn$10,000 was paid monthly to Lang Mining at $10,000 per month to December 31, 2008.  Further compensation is to be negotiated and has been deferred until the Company has the resources to pay further compensation for the services of Mr. Lang.

In the year ended March 31, 2009, $387,673 (2008 - $317,888: 2007 - $232,638) in management, administrative, geological and other services have been provided by Quorum, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel cost, office space, and overhead with the Company.  Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 on the Company’s balance sheet and the equity value, as Quorum retains nominal profits in connection with the services it provides.  At March 31, 2009, the Company had a payable to Quorum $163,794 (2008 - $89,004).  Included in this amount are the salaries paid to Mr. O’Connor and Ms Ross, but does not include the accrued and unpaid salary of $41,000 payable to Mr. O’Connor at March 31, 2009.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2009, for each NEO:

	Option-based awards				Share-based awards (2)
Name	Number of securities underlying unexercised options	Option Exercise Price (Cdn$)	Expiry Date	Value of unexercised in-the money options (1) (Cdn$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based payments that have not vested (Cdn$)
Frank A. Lang Non Executive Chairman	270,000	0.50	April 16, 2012	NIL	N/A	N/A
	100,000	0.12	February 12, 2014	NIL	N/A	N/A
Michael E. O’Connor President and Chief Executive Officer	1,000,000	0.12	February 12, 2014	NIL	N/A	N/A

Shannon M. Ross Chief Financial Officer and Corporate Secretary	120,000	0.165	August 3, 2010	NIL	N/A	N/A
	180,000	0.50	April 16, 2012	NIL	N/A	N/A
	100,000	0.12	February 12, 2014	NIL	N/A	N/A

Notes:

(1)

The closing market price of the Company’s shares on the TSX Venture Exchange was $0.11 per share on March 31, 2009.

(2)

The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2009, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
Frank A. Lang	NIL(2)	N/A	N/A
Michael E. O’Connor	NIL(2)	N/A	N/A
Shannon M. Ross	NIL(2)	N/A	N/A

Notes:

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

Under the terms of the Company’s stock option plan, all options vest upon the grant date.  Options granted on February 12, 2009, were granted at $0.12, which was the closing market price of the Company’s common shares on the TSX Venture Exchange for that day.  The amount of the difference of the grant date fair value of $0.12 from the accounting fair value of $0.09 arises because the Company used the Black-Scholes model to calculate the grant date fair value and relied on the following key assumptions and estimates for the calculation.  The Company used a risk-free interest rate of 1.9%; an expected life of 4.0 years, and an expected volatility of 108%.  The Company chose this methodology as it is an accepted valuation model for fair value of stock options.  The life of the option is based on the historical life of options granted by the Company and the expected volatility of 109% is based on the Company’s trading price.  The risk-free rate is based on the expected life of the options and is obtained from external sources.

(3)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Discussion

The Company accounts for stock options at fair value pursuant to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.  Compensation expense for stock options granted to employees is determined based on estimated fair values of the stock options at the time of grant using the Black-Scholes option pricing model.  The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage.  For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

See “Option Based Awards” and “Securities Authorized for Issuance under Equity Compensation Plans” for further information on the Stock Option Plan.

The Company does not have Incentive Plan Awards, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

Pension Plan Benefits

Defined Benefit Plan or Defined Contribution Plan

The Company has no pension plans for NEOs that provide for payment or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company has no deferred compensation plan for NEOs.

Termination and Change in Control Benefits

The Company and its subsidiaries have no contract, agreement plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities, with the exception of the following:

The contract of Michael E. O’Connor provides for payment to Mr. O’Connor of a minimum severance allowance if the Company should terminate the employment agreement without cause or Mr. O’Connor should terminate the agreement for good cause.  The minimum severance allowance would be calculated as one year’s salary as in effect as at the termination date plus Mr. O’Connor’s average annual bonus, calculated as the average of the annual bonus, if any, paid for the three years prior to the termination date, and benefits will be covered, other than disability insurance coverage or comparable alternate benefits, for the same period as the severance.  Additionally, the contract provides for payment to Mr. O’Connor of the same severance allowance in certain circumstances in the event of an acquisition or change of control by another company or other similar form of transaction.

Director Compensation

The Company currently does not pay fees to directors; however, directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to recommendation by the Compensation and Corporate Governance committee.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ferdinand Holcapek (1)	NIL	NIL	12,000	NIL	NIL	US$120,000	US120,000 and 12,000
Robin Merrifield	NIL	NIL	12,000	NIL	NIL	NIL	12,000
Doug Lang	NIL	NIL	12,000	NIL	NIL	NIL	12,000
Sargent H. Berner (2)	NIL	NIL	12,000	NIL	NIL	$30,000	$42,000

Notes:

(1)

Fees have been paid or accrued at a rate of US$10,000 per month including related taxes for administrative and geological services.

(2)

Consulting fees were paid or are accrued, indirectly to Kent Avenue Consulting Ltd., a private company.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2009, for each director, excluding two directors whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
Arthur G. Troup	100,000	0.30	October 6, 2009	NIL	N/A	N/A
	120,000	0.165	August 3, 2010
	150,000	0.50	April 16, 2012
	100,000	0.12	February 12, 2014
Robin Merrifield	150,000	0.30	October 6, 2009	NIL	N/A	N/A
	120,000	0.165	August 3, 2010
	75,000	0.50	April 16, 2012
	100,000	0.12	February 12, 2014
Sargent H. Berner	125,000	0.165	August 3, 2010	NIL	N/A	N/A
	160,000	0.50	April 16, 2012
	100,000	0.12	February 12, 2014
C. Douglas Lang	100,000	0.50	June 12, 2011	NIL	N/A	N/A
	75,000	0.50	April 16, 2012
	100,000	0.12	February 12, 2014

Notes:

(1)

The closing market price of the Company’s shares on the TSX Venture Exchange was $0.11 per share on March 31, 2009.

(2)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
Ferdinand Holcapek	NIL (2)(3)	N/A	N/A
Robin Merrifield	NIL (2)(3)	N/A	N/A
Arthur G. Troup	NIL (2)(3)	N/A	N/A
Sargent H. Berner	NIL (2)(3)	N/A	N/A

Notes:

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

Under the terms of the Company’s stock option plan, all options vest upon the grant date.

(3)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	5,427,600	$0.29	1,037,099
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	5,427,600

Notes:

(1)

The only “equity compensation plan” in place is the Company’s stock option plan.  See “Option Based Awards” above.

(2)

As at March 31, 2009.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

During year ended March 31, 2009, there were no stock options exercised by any of the officers and directors of the Company.  In the year ended March 31, 2009, 2,340,000 stock options were granted at prices ranging from $0.12 to $0.50 to directors, employees and consultants.  During the year ended March 31, 2009, 1,305,000 stock options were cancelled, with exercise prices ranging from $0.50 to $0.95.  Also during fiscal 2009, 957,300 stock options exercisable at a price of $0.54 expired, unexercised.

A.

BOARD PRACTICES

All directors were re-elected at the September 19, 2008 annual general meeting for a term of office expiring at the next annual general meeting of Cream to be held on October 23, 2009.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest to the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Robin Merrifield was appointed to the Board as an independent director.  There are six directors.  Frank Lang, Arthur Troup and Fred Holcapek are related due to holding an executive position with the Company, or a subsidiary.  Mr. Holcapek also receives geological consulting fees.  Sargent Berner was formerly an associate counsel at DuMoulin Black, the Company’s legal counsel, and was related until April 1, 2006. He currently receives consulting fees for services through a private company, Kent Avenue Consulting Ltd.  C. Douglas Lang is an unrelated director.

Except as set out below, no director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony, or misdemeanor involving a security or in any aspect of the securities business of theft.  Belmoral Mines Limited, of which Frank A. Lang was a director, was subject to a cease-trade order as of September 17, 1980, subject to the submission of overdue documentation, which was revoked on October 6, 1980.  In fiscal 2009, Sargent H. Berner was a director and Shannon M. Ross was an executive officer of ValGold Resources ltd., while such company was subject to a Management Cease trade Order for failure to file financial statements in a timely manner.

There are no director’s services contracts with the Company providing for benefits upon termination of employment except for benefits to Michael O’Connor as set out under “Termination and Change of Control Benefits” above.  Cream and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control.  There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.  Other than as disclosed in related party transactions, and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
Frank A. Lang	President Chief Executive Officer Director	October 12, 1966 to October 2, 2008 September 25, 2002 to October 2, 2008 October 12, 1966
Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	October 10, 2001 December 1999
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 September 25, 1997
C. Douglas Lang	Director	May 30, 2006
Robin Merrifield	Director Chair, Audit Committee	September 21, 2004
Michael E. O’Connor	President	October 2, 2008
	Chief Executive Officer	October 2, 2008
	Director	October 2, 2008
Sargent H. Berner	Director Chair – Corporate Governance & Compensation Committee	January 23, 1996
Shannon M. Ross	Chief Financial Officer and Corporate Secretary	January 31, 2000

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

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Messrs. Troup, Berner, Lang and Merrifield.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, appropriate candidates for nomination to the board and for evaluating the performance of the board.

B.

EMPLOYEES

At March 31, 2009, Cream had no employees in its head office and contracts staff on an as-needed basis.  Cream’s functions are primarily administered through Quorum (see Item 7).  Cream Minerals de Mexico, S.A. de C.V., Cream’s subsidiary in Mexico has less than five employees.

C.

SHARE OWNERSHIP

As at August 31, 2009, the directors and officers of Cream held as a group, directly and indirectly, ownership or control of 26,577,428 fully diluted common shares, inclusive of vested stock options and warrants (31.86%).  To the knowledge of the directors and officers of Cream, as at such date, there were no persons exclusive of Frank A. Lang holding more than 10% of the issued common shares.

62

Stock Options Held by Directors and Senior Management as at March 31, 2009

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of Cream and Subsidiaries

Frank A. Lang Non Executive Chairman	270,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	370,000
Michael E. O’Connor President and Chief Executive Officer	1,000,000	Common	0.12	February 12, 2014
	1,000,000
Arthur G. Troup Vice President Exploration and Director	100,000	Common	0.30	October 6, 2009
	120,000	Common	0.165	August 3, 2010
	150,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	470,000
Shannon M. Ross Chief Financial Officer and Corporate Secretary	120,000	Common	0.165	August 3, 2010
	180,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	400,000
Sargent H. Berner Director	125,000	Common	0.165	August 3, 2010
	160,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	385,000
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	116,100	Common	0.30	October 6, 2009
	30,000	Common	0.165	August 3, 2010
	100,000	Common	0.53	January 29, 2012
	175,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	521,100
Robin Merrifield Director	150,000	Common	0.30	October 6, 2009
	120,000	Common	0.165	August 3, 2010
	75,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	445,000
C. Douglas. Lang Director	100,000	Common	0.50	June 12, 2011
	75,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	275,000
Total Directors/Officers (8 persons)	3,866,100	Common
Total Employees/Consultants (16 persons)	1,561,500	Common	$0.12 to $0.53	October 6, 2009 to February 12, 2014
Total Directors/Officers/ Employees/ Consultants (24 persons)	5,427,600

Common Shares (fully diluted) at August 31, 2009

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1) Direct/Indirect	Percent of Class*
Frank A. Lang	10,081,344/8,754,607 (1)	22.58%
Ferdinand Holcapek	3,872,037/0(2)	4.64%
Arthur G. Troup	737,400/121,000(3)	1.03%
C. Douglas Lang	327,540/0(4)	0.39%
Robin Merrifield	445,000/0(5)	0.53%
Sargent H. Berner	683,500/0(6)	0.82%
Shannon M. Ross	555,000/0(7)	0.67%
Michael O’Connor	1,000,000/0(8)	1.20%
	17,701,821/8,875,607	33.06%

*Based on 83,407,878 shares outstanding as of August 31, 2009, including vested stock options and warrants that were exercisable on that date.

(1)

Of these shares, 370,000 represent vested stock options in the name of Frank A. Lang.  Of the indirect ownership, 4,950 are in the name of Mark Management Ltd., 5,366,254 are held in the name of Dauntless Developments Ltd., and 3,383,403 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(2)

Of these shares, 521,100 represent vested stock options, and 500,000 are warrants.

(3)

Of these shares, 470,000 represent vested stock options.  The common shares held indirectly are in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(4)

Of these shares, 275,000 represent vested stock options.

(5)

Of these shares, 445,000 represent vested stock options.

(6)

Of these shares, 385,000 represent vested stock options.

(7)

Of these shares, 400,000 represent vested stock options.

(8)

Of these shares, 1,000,000 represent vested stock options.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Cream’s securities are recorded on the books of its transfer agent in registered form. However the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of August 31, 2009, Cream had authorized an unlimited number of common shares without par value of which 64,676,988 were issued and outstanding.

As of August 31, 2009, the only registered holder of 5% or more of the common shares of Cream was Frank Lang with 9,711,344 common shares held directly and 6,754,607 common shares held indirectly.  All other known shareholders with greater than 5% are brokerage clearing houses.

As of August 31, 2009, directors and officers of Cream as a group (eight persons) owned or controlled an aggregate of 20,211,328 common shares (32.25%) of Cream, or 26,577,428 common shares (31.86%) on a fully diluted basis.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Under the British Columbia Securities Act, insiders (generally officers, directors, and holders of 10% or more of Cream's shares) are required to file insider reports of changes in their ownership 10 days following a trade in Cream's securities.  Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, P.O. Box 10142 Pacific Centre, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca).

As of August 31, 2009, there were 277 registered shareholders of record holding a total of 64,676,988 common shares of Cream.  To the best of Cream’s knowledge there were 89 registered shareholders of record with registered addresses in Canada, 182 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 62,971,629 (97.36%), 1,602,673 (2.48%) and 102,486 (0.16%) of the outstanding common shares, respectively.  Shares registered with intermediaries are assumed to be held by residents of the same country in which the clearing-house is located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the years ended March 31, 2009, except as noted below.

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

The chairman of the Company holds approximately 34% of the issued and outstanding shares of CDC, incorporated in British Columbia

Management Agreements

Frank A. Lang and Lang Mining Corporation

On January 1, 2003, the Company commenced paying a management fee of $2,500 per month to Lang Mining for the services of Frank A. Lang.  Lang Mining is a private company of which Frank A. Lang is the President, a Director and a major shareholder.  These services are not provided by LMC.  The fee paid to Lang Mining was increased to $5,000 per month from April 1, 2006, to October 31, 2006, and $10,000 per month from November 1, 2006, to December 31, 2008.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

Quorum Management and Administrative Services Inc., formerly LMC Management Services Ltd., Administration and Services Agreement

Commencing August 1, 2001, management, administrative, geological and other services have been provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in Quorum.  Three months of working capital is required to be on deposit with Quorum under the terms of the services agreement.  Quorum does not retain any profits in connection with the services provided by it.  All transactions are conducted in an arms-length manner.

During the years ended March 31, 2009, 2008 and 2007, $387,673, $317,888 and $232,638 were paid to LMC, respectively.  These totals include salaries and benefits and full cost recoveries for rent and other administrative costs.

Other Related Party Transactions in the Three Years Ended March 31, 2008

Consulting fees of $30,000 (2008 - $16,500; 2007 - $17,500) were paid or are payable to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month plus taxes for administrative and geological services, for a total of US$120,000 (2008 - US$102,000; 2007 - US$102,000).

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan Minerals Inc. and ValGold Resources Ltd., each being companies with directors and management in common with the Company.  The Company also holds interests in the Stephens Lake Property (Trout Lake Claims) jointly with Sultan and ValGold.

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See “Item 17 - Financial Statements”.  The consolidated financial statements as required are found immediately following the text of this Annual Report.  The audit report of Morgan and Company, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

Legal Proceedings

Cream is not involved in any litigation or legal proceedings and to Cream’s knowledge no material legal proceedings involving Cream or its subsidiaries are threatened.

Dividend Policy

Cream has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future.  All funds of Cream are being retained for working capital and exploration of its Projects.

B.

Significant Changes

There are no significant changes of financial condition since the most recent audited financial statements filed with this Annual Report.  Interim financial statements are incorporated into the financial statements included herein.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

i)

Trading Markets

The tables below list the high and low prices for common shares of the Company for the past three years and for the current fiscal year to August 31, 2009:

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low	Monthly
	($)	($)	Volume
Month ended
August 31, 2009	0.14	0.09	741,100
July 31, 2009	0.12	0.09	1,826,400
June 30, 2009	0.10	0.07	2,750,800
May 31, 2009	0.12	0.07	685,400
April 30, 2009	0.12	0.09	39,200
March 31, 2009	0.12	0.10	169,300

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low	Monthly
	($)	($)	Volume
Month ended
February 28, 2009	0.14	0.10	331,900
January 31, 2009	0.14	0.09	412,500
December 31, 2008	0.10	0.05	1,928,900
November 30, 2008	0.13	0.06	1,741,800
October 31, 2008	0.15	0.06	1,466,300
September 30, 2008	0.20	0.13	553,900
August 31, 2008	0.21	0.16	295,500
July 31, 2008	0.25	0.15	602,400
June 30, 2008	0.30	0.20	1,675,400
May 31, 2008	0.30	0.25	1,016,600
April 30, 2008	0.38	0.29	480,600
March 31, 2008	0.47	0.35	793,900
February 28, 2008	0.41	0.32	660,400
January 31, 2008	0.46	0.31	952,700

By Quarter
Calendar 2009
First Quarter	0.14	0.09	3,475,400
Second Quarter	0.12	0.07	913,700

By Quarter
Calendar 2008
First Quarter	0.47	0.31	2,407,000
Second Quarter	0.38	0.20	3,172,600
Third Quarter	0.25	0.13	1,451,800
Fourth Quarter	0.15	0.05	5,137,000

Annual 2008	0.47	0.05	12,168,400
Annual 2007	1.38	0.34	24,527,500
Annual 2006	0.80	0.25	20,498,000
Annual 2005	0.40	0.16	4,290,400
Annual 2004	0.90	0.26	7,300,300

OTCBB: CRMXF – Trading in U.S. Dollars	High	Low	Volume
	($)	($)
Month ended
August 31, 2009	0.13	0.07	120,800
July 31, 2009	0.10	0.03	75,500
June 30, 2009	0.08	0.05	63,700
May 31, 2009	0.10	0.07	56,800
April 30, 2009	0.10	0.04	6,500
March 31, 2009	0.04	0.04	--
February 28, 2009	0.06	0.04	6,800
January 31, 2009	0.10	0.06	45,000
December 31, 2008	0.10	0.02	76,800
November 30, 2008	0.09	0.03	156,600
October 31, 2008	0.13	0.04	207,200

OTCBB: CRMXF – Trading in U.S. Dollars
	High	Low	Monthly
	($)	($)	Volume
Month ended
September 30, 2008	0.20	0.13	52,400
August 31, 2008	0.20	0.13	154,200
July 31, 2008	0.25	0.15	219,700
June 30, 2008	0.28	0.20	212,700
May 31, 2008	0.32	0.25	165,400
April 30, 2008	0.35	0.30	81,100
March 31, 2008	0.51	0.38	223,200
February 28, 2008	0.41	0.32	238,600
January 31, 2008	0.46	0.30	149,200

By Quarter
Calendar 2009
First Quarter	0.10	0.04	51,800
Second Quarter	0.10	0.04	127,000

By Quarter
Calendar 2008
First Quarter	0.51	0.30	611,000
Second Quarter	0.35	0.20	459,200
Third Quarter	0.25	0.13	426,300
Fourth Quarter	0.13	0.02	440,600

Calendar 2007
First Quarter	0.48	0.36	440,000
Second Quarter	0.61	0.40	210,000
Third Quarter	1.38	0.30	363,900
Fourth Quarter	0.59	0.37	410,100

Calendar 2006
First Quarter	0.45	0.21	901,400
Second Quarter	1.01	0.30	1,343,100
Third Quarter	0.56	0.33	259,000
Fourth Quarter	0.59	0.35	285,000

Annual 2008	0.51	0.02	1,937,100
Annual 2007	1.38	0.30	1,692,800
Annual 2006	1.01	0.21	2,788,500
Annual 2005	0.31	0.12	1,665,300
Annual 2004	0.67	0.20	3,158,100

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

Not applicable.

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

Descriptions of rights, preferences and restriction attaching to each class of shares

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 64,676,988 are outstanding as of August 31, 2009.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of Cream but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Cream will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholder’ meetings require not less than a 60 day notice period from initial public notice and that Cream makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  Cream must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.  The meeting must be held within 15 months of the previous annual shareholders’ meeting.  A quorum for a shareholders’ meeting is two members or proxy holders present.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Cream’s Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Cream was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Cream.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Cream was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 exceeds Cdn$295 million.  A non-Canadian would acquire control of Cream for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Cream unless it could be established that, on the acquisition, Cream was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

A.

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

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

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Cream.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences (see “Taxation – Canadian Federal Income Tax Consequences” above).  Accordingly, we strongly recommend that holders and prospective holders of common shares of Cream consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Cream, based upon their individual circumstances.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Cream who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 10% of the value of the total outstanding stock of Cream.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons holding common shares through a partnership.

Distribution on Common Shares of Cream

Subject to the rules discussed under “Passive Foreign Investment Company” below, in general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Cream are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Cream has current or accumulated earnings and profits (as determined under United States federal income tax principles), without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current and accumulated earnings and profits of Cream, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including an exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends and the proceeds from a sale of Cream’s common shares paid in the U.S. to a non-corporate U.S. Holder through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

Disposition of Common Shares of Cream

Subject to the rules discussed under “Passive Foreign Investment Company” below, in general, U.S. Holders will recognize capital gain or loss upon the sale of common shares of Cream equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Cream.  Preferential tax rates currently apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts.  In general, gain or loss on the sale of common shares of Cream will be long-term capital gain or loss if the common shares are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss generally may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. investors of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Cream appears to have been a PFIC for the fiscal year ended March 31, 2009, and for certain prior fiscal years.  In addition, Cream may be treated as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. investor who holds stock in a foreign corporation during any year in which such corporation is treated as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. investor.  The following is a discussion of such alternative tax regimes applied to U.S. Holders.

A U.S. Holder who elects to treat Cream as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Cream qualifies as a PFIC on its pro rata share of Cream’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Cream’s taxable year ends, regardless of whether such amounts are actually distributed.  Amounts distributed to the U.S. Holder generally will be tax-free to the extent that such distributions represent earnings and profits that were previously included in income under the QEF election.  A U.S. Holder’s tax basis in the common shares will be increased by any amount that is included in income under the QEF election and will be decreased by distributions that are treated as non-taxable distributions.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Cream is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make an effective QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, Cream qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below on a going forward basis, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date.  The qualification date is the first day of Cream’s first tax year in which Cream qualified as a QEF with respect to such U.S. Holder.  For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and the above-described gain-recognition election under Section 1291 is referred to herein as an “Electing U.S. Holder.”  A U.S. Holder who holds common shares at any time during a year of Cream in which Cream is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and does not make the above-described gain-recognition election) is referred to herein as a “Non-Electing U.S. Holder.”  An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Cream common shares as capital gain and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Cream’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

A QEF election, once made with respect to Cream, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a U.S. Holder makes a QEF election and Cream ceases to be treated as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Cream is not treated as a PFIC.  Therefore, if Cream again is treated as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Cream is treated as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Cream.  Therefore, if such U.S. Holder reacquires an interest in Cream, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Cream qualifies as a PFIC.

Alternatively, U.S. investors who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed below.  However, if a U.S. Holder makes the mark-to-market election after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Cream common shares.  A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Cream as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Cream included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the taxation of such gains under the Section 1291 rules discussed below, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of Cream will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Cream common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  A U.S. Holder makes a mark-to-market election by filing IRS Form 8621.  No view is expressed regarding whether common shares of Cream are or will continue to be marketable for these purposes or whether the election will be available.

In the case of a Non-Electing U.S. Holder that does not make a mark-to-market election, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of its Cream common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Cream.

A Non-Electing U.S. Holder that does not make a mark-to-market election generally would be required to pro rate all gains realized on the disposition of its Cream common shares and all excess distributions on his Cream common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years (excluding any portion of the holder’s period prior to the first day of the first year of Cream (i) which began after December 31, 1986, and (ii) for which Cream was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  Such a Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Cream is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Cream common shares and does not make a mark-to-market election, then Cream will continue to be treated as a PFIC with respect to such common shares in future taxable years, even if it is no longer definitionally a PFIC in such taxable years.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Cream common shares had been sold on the last day of the last taxable year for which it was a PFIC.

We strongly recommend that prospective U.S. Holders consult their own tax advisors regarding the application of the PFIC rules, including the availability and advisability of making the elections described herein, to an investment in the common shares of Cream.

B.

Dividends and Paying Agents

Not applicable.

C.

Statement by Experts

Not applicable.

D.

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

E.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2009	March 31, 2008
U.S. Dollars
Cash and cash equivalents	53,239	7,137
Accounts payable and accrued liabilities	(223,038)	(55,053)
Mexican Pesos
Cash and cash equivalents	33,384	6,099
Value added taxes recoverable	176,794	183,554
Accounts payable and accrued liabilities	(127,487)	(227,773)

Based on the above net exposures at March 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $16,980 in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $8,269 in the Company’s loss from operations.

B.

Qualitative Information about Market Risk

Transaction Risk and Currency Risk Management

Cream’s current operations do not employ financial instruments or derivatives.  Currently, the Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, currency risk, credit risk and liquidity risk.

(a)

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold and silver and the outlook for these metals. The Company does not have any hedging or other derivative contracts with respect to its operations.

Market prices for gold and silver historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

(b)

Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates.  The Company has no financial assets with this risk.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2009.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2009, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

(c)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Sierra Leone and Mexico and a portion of its expenses are incurred in United States dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

(d)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Given their short-term maturity, the fair value of cash and cash equivalents and sundry receivables are based on going-concern assumptions and are recorded at their carrying value.

The Company’s financial assets are cash and cash equivalents and accounts receivable.  The Company’s maximum exposure to credit risk as at March 31, 2009 is the carrying value of its financial assets.  The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly liquid securities.  Cash and cash equivalents are held at a major Canadian Chartered Bank and the risk of default is considered to be remote.  Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable.

(e)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 14 to the consolidated financial statements.  Accounts payable, accrued liabilities; interest on the demand loan and accrued interest and other advances from a major shareholder are due within one year from the balance sheet date.

The Company attempts to manage liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.  The Company has been unable to maintain liquidity and has been dependent on small private placement financings and advances from a major shareholder.  The Company has significant liquidity risk.  All of the Company’s financial liabilities are due within one year.

C.

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property interests in Canada and Mexico and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets.  To maintain or adjust the capital structure, the Company may issue new shares, issue debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed, but did not provide sufficient funding for operational activities and repayment of loans received from a major shareholder during the year ended March 31, 2008, and in the first quarter of the year ended March 31, 2009, and additional advances since March 31, 2009.  There can be no assurances that the Company will be able to continue raising capital in this manner.  A portion of the Company’s loans from a shareholder require repayment of interest and principal, but as all funds must be raised from equity investment, the Company is unable to make any payments of interest or principal.  Other loans from the major shareholder bear no interest or fixed terms of repayment.  All payables are unsecured.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to current economic conditions.  The Company currently does not have sufficient funds for operations, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue exploration work and to meet its administrative overhead costs for the coming year.

The Company’s investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.  The Company will need to do a financing through the issuance of common shares to continue in operations.  The Company has reduced its cash requirements through the joint venture on the Nuevo Milenio property in Mexico.  (See Note 18 - Subsequent Event).

Exchange Rate Sensitivity

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

Exploration in fiscal 2009 was primarily conducted in Mexico and Canada, and its administrative operations are in Canada, with finalization of exploration in Sierra Leone in April and May of 2008.  The Company’s operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds are usually received in Canadian dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U. S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Exchange loss incurred in fiscal 2009 was $20,525 on $1.4 million in expenditures, an amount primarily related to administration and exploration activities in Mexico.

Interest Rate Risk and Equity Price Risk

Cream has been equity financed and does not have any debt that is subject to interest rate change risks, other than loans from the major shareholder, which are current liabilities, with no fixed terms of repayment.  Interest payable is from rates of 7% to 12% per annum.

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

Management has carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report, being March 31, 2009.  This evaluation was carried out under the supervision and with the participation of our company's management, including our Chief Executive and Chief Financial Officers.  Based upon that assessment, management concluded that, as at March 31, 2009, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial close process.  The Chief Financial Officer is also responsible for reviewing the resulting financial report.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in the disclosure controls and procedures.

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

Management has assessed the design and operating effectiveness of our internal control over financial reporting as of March 31, 2009, based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2009.  However, certain weaknesses do arise, primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in smaller companies.  As a consequence of this situation: (i) it is not feasible to achieve the complete segregation of duties; particularly with respect to its subsidiary office in Durango, Mexico, which is primarily an exploration office, and (ii) the Company is unable to design internal controls “in house” providing independent review at a sufficient level of expertise in complex areas of financial accounting, such as taxation and the Canadian to U.S. GAAP reconciliation.

The Company believes that the weaknesses identified in its systems of internal control are mitigated by the thorough review of the Company’s financial statements by senior management, the Audit Committee of the Board and by consulting with external experts.  In additions, senior management is active in the Company’s day-to-day operations and in monitoring the Company’s financial reporting.  There is also budgetary control over cash sent to subsidiary offices, and the monthly financial statements received from the subsidiary offices.  Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company’s internal controls over financial reporting.  A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

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

During the Company’s most recently completed fiscal year ended March 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

The term “internal control over financial reporting” is defined as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
2.

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the Company; and

3.

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The members of the audit committee are Messrs Robin Merrifield, Sargent H. Berner and Doug Lang.  The Company’s Board of Directors has determined that it has more than one “audit committee financial expert” on the Audit Committee.  Mr. Robin Merrifield is a Chartered Accountant (South Africa) and is a Senior Vice-President, Finance of a producing mining company and Mr. Doug Lang is a Certified General Accountant in the Province of British Columbia.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.  None of the current members of the audit committee have a material relationship with the Company, although Mr. Berner provides consulting services through a private company which he controls, Kent Avenue Consulting Ltd., from which $30,000 is paid or payable for the year ended March 31, 2009, and as such, is not considered to be independent.  No fees are paid to Mr. Robin Merrifield or Mr. Doug Lang.

At the date of this Annual Report on Form 20-F, the Company is in compliance with the audit committee composition rule set out in National Instrument 52-110 Audit Committees (“NI 52-110”), the Canadian regulatory policy respecting audit committees, as a majority of the members of the audit committee are considered independent.

Relevant Education and Experience

The education and experience of each member of the Audit Committee relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.

an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting,

are as follows:

Name of Member	Education	Experience
Robin M. Merrifield	Chartered Account, (1969) South Africa CTA, (1964) University of Cape Town

Since July 2006, Mr. Merrifield has been the Executive Vice President and Chief Financial Officer of Uranium One Inc., a publicly traded company listed on the TSX Venture Exchange. From 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

Name of Member	Education	Experience
Sargent H. Berner	B.A. (1963) University of British Columbia LL.B (1966) University of British Columbia Master of Laws (1967) London School of Economics London, England

From 1968 to 1976, Mr. Berner served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practiced corporate, securities and natural resources law as an associate and/or partner at the Vancouver law firm of DuMoulin Black from 1976 to 2006.

C. Douglas Lang	Certified General Accountant, (1975) British Columbia

From 1991 to 2005, Mr. Lang was the Chief Financial Officer for the City of Campbell River, BC.  He is a current director of the Coastal Community Credit Union in Campbell River as well as a member of their audit committee.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management.  The Company’s Code of Ethics is filed as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2009, and to the date of filing of this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2009 (Cdn$)	2008 (Cdn$)
Audit fees	$ 40,000	$ 23,500
Audit-related fee (1)	--	1,650
Tax fees	4,890	1,920
All other fees (2)	--	--
Total fees	$ 44,890	$ 27,070

Note:

(1)“Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.

(2) Canadian Public Accounting Board Fees.

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

During the year ended March 31, 2009, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 16 to the consolidated financial statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

ITEM 18

FINANCIAL STATEMENTS

Not applicable.  See Item 17.

ITEM 19.

EXHIBITS

Financial Statements:

a.

Auditors’ Report on the consolidated balance sheets as at March 31, 2009 and 2008, and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended March 31, 2009, 2008 and 2007;

b.

Consolidated balance sheets as at March 31, 2009 and 2008;

c.

Consolidated statements of operations for each of the three years ended March 31, 2009, 2008 and 2007;

d.

Consolidated statements of shareholders’ equity for each of the three years ended March 31, 2009, 2008 and 2007;

e.

Consolidated statements of cash flows for each of the three years ended March 31, 2009, 2008 and 2007;

f.

Notes to the consolidated financial statements.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1*	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
4.2	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*

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
C***

A technical report titled, “Evaluation Report, Dos Hornos and Veta Tomas, Gold Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude 104º46’53” West”, dated January 30, 2008.

D****

A technical report titled, “Revised Evaluation Report, Dos Hornos and Veta Tomas, Gold-Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude 104º46’53” West”, dated December 24, 2008.

*These exhibits have been filed with the Company’s registration statement and Annual Reports on Form 20-F and are incorporated by reference.

**Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-05-002324 on December 9, 2005, subsequently amended and filed via Form 6-K on EDGAR under Accession Number 0001137171-06-000254 on February 6, 2006.

***Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-08-000226 on March 12, 2008

****Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-09-000099 on February 11, 2009

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

CREAM MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009 and 2008

AUDITORS’ REPORT

To the Shareholders of

Cream Minerals Ltd.

We have audited the consolidated balance sheets of Cream Minerals Ltd. as at March 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss, shareholders’ equity and cash flows for each of the three years ended March 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that the audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years ended March 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada

“Morgan & Company”

July 27, 2009

Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements.  Our report to the shareholders dated July 27, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

Vancouver, Canada

“Morgan & Company” July 27, 2009  Chartered Accountants

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Balance Sheets

(expressed in Canadian dollars, unless otherwise stated)

	March 31,	March 31,
	2009	2008
		(restated) (Note 2 (a))
Assets

Current assets
Cash and cash equivalents	$ 184,767	$ 13,294
Accounts receivable and prepaid expenses	31,153	75,173
	215,920	88,467

Foreign value-added taxes recoverable (Note 6)	176,794	183,554
Mineral property interests (Note 5)	587,724	856,030
Equipment (Note 7)	11,558	234,706
Investments (Note 8)	2,852	24,769
Reclamation and other deposits (Note 9)	18,000	18,000

	$ 1,012,848	$ 1,405,526

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$ 465,630	$ 232,524
Accounts payable, related parties (Note 11)	1,447,528	1,100,183
	1,913,158	1,332,707
Shareholders’ equity (deficiency)
Share capital (Note 10)
Authorized: Unlimited number of common shares without par value
Issued and fully paid: 64,646,988 (2008 – 47,921,073) common shares	24,609,473	23,776,948
Warrants	571,800	402,443
Contributed surplus	1,875,238	1,431,756
Accumulated other comprehensive loss	(28,854)	(6,937)
Deficit	(27,927,967)	(25,531,391)
	(900,310)	72,819
	$ 1,012,848	$ 1,405,526

Going concern and nature of operations (Note 1)

Subsequent events (Notes 5 (e), 11 (c) and 18)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board of Directors

/s/Michael O’Connor

/s/Robin Merrifield

Director

Director

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Operations

(expressed in Canadian dollars, unless otherwise stated)

	For the years ended March 31,
	2009	2008	2007
		(restated) (Note 2 (a))	(restated) (Note 2 (a))
Expenses
Amortization	$ 661	$ 624	$ 1,890
Exploration costs (Note 19)	952,989	2,364,251	2,215,541
Finance costs (Notes 10 and 11 (c))	29,646	154,010	--
Foreign exchange losses / (gains)	20,525	41,516	(2,330)
Legal, accounting and audit	82,593	74,714	42,419
Management and consulting fees (Note 11 (b, d))	120,000	136,500	102,500
Office and administration	173,626	132,444	79,474
Property investigation costs	105	1,734	12,132
Salaries and benefits	193,118	115,736	75,929
Shareholder communications	252,965	353,259	286,510
Stock-based compensation	212,986	414,484	67,867
Travel and conferences	5,372	21,262	19,458
Write-down of mineral property acquisition costs (Note 5 (c, d, and e))	418,312	109,741	--
Interest income	(620)	(5,745)	(22,499)
	2,462,278	3,914,530	2,878,891
Loss before income taxes	(2,462,278)	(3,914,530)	(2,878,891)
Future income tax recovery (Note 10)	65,702	--	--
Loss for the year	(2,396,576)	(3,914,530)	(2,878,891)

Loss per common share	$ (0.05)	$ (0.08)	$ (0.07)

Weighted average number of common shares outstanding – basic and diluted	52,370,459	47,872,669	38,395,299

Consolidated Statements of Comprehensive Loss

	For the years ended March 31,
	2009	2008
		(restated) (Note 2 (a))

Loss for the year before other comprehensive loss	$ (2,396,576)	$ (3,914,530)
Unrealized losses on investments	(21,917)	(9,539)
Comprehensive loss for the year	$ (2,418,493)	$ (3,924,069)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Shareholders’ Equity
Years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

	Common Shares Without Par Value		Warrants	Contributed Surplus	Accumulated Other Comprehen-sive Losses	Deficit	Total Shareholders’ Equity (Deficiency)
	Shares	Amount
Balance, March 31, 2006	34,766,276	$ 18,530,383	$ --	$ 795,881	$ --	$ (17,931,816)	$ 1,394,448
Changes to opening deficit balance	--	--	--	--	--	(806,154)	(806,154)
Balance, March 31, 2006 (restated) (Note 2 (a))	34,766,276	18,530,383	--	795,881	--	(18,737,970)	588,294
Stock options exercised	877,900	251,432	--	(80,462)	--	--	170,970
Warrants exercised	90,500	40,725	--	--	--	--	40,725
Private placements, less share issue costs	5,500,000	2,425,285	349,830	--	--	--	2,775,115
Mineral property interests
Goldsmith Claims	50,000	29,000	--	--	--	--	29,000
Lucky Jack Claims	50,000	27,500	--	--	--	--	27,500
Stephens Lake – Trout Claims	16,667	8,667	--	--	--	--	8,667
Kootenay Gemstone Property	100,000	49,000	--	--	--	--	49,000
Casierra Diamond Licences	300,000	99,000	--	--	--	--	99,000
Wine Claims	50,000	22,000	--	--	--	--	22,000
Stock-based compensation	--	--	--	101,020	--	--	101,020
Loss for the year	--	--	--	--	--	(2,878,891)	(2,878,891)
Balance, March 31, 2007 (restated) (Note 2 (a)	41,801,343	21,482,992	349,830	816,439	--	(21,616,861)	1,032,400
Stock options exercised	1,145,500	392,564	--	(140,434)	--	--	252,130
Warrants exercised and expired	1,745,300	785,385	(173,291)	173,291	--	--	785,385
Private placements, less share issue costs	2,750,500	938,591	225,904	--	--	--	1,164,495
Mineral property interests
Stephens Lake – Trout Claims	16,666	13,166	--	--	--	--	13,166
Cedar Property	50,000	24,250	--	--	--	--	24,250
Bonus shares	411,764	140,000	--	--	--	--	140,000
Stock-based compensation	--	--	--	582,460	--	--	582,460
Transition adjustment to opening balance	--	--	--	--	2,602	--	2,602
Unrealized loss on investments for the year	--	--		--	(9,539)	--	(9,539)
Loss for the year	--	--	--	--	--	(3,914,530)	(3,914,530)
Balance, March 31, 2008 (restated) (Note 2 (a))	47,921,073	23,776,948	402,443	1,431,756	(6,937)	(25,531,391)	72,819
Private placements, less share issue costs	16,113,835	825,937	379,956	--	--	--	1,205,893
Finders’ shares	172,080	40,290	--	--	--	--	40,290
Agents’ fees	340,000	17,000	--	--	--		17,000
Warrants expired, unexercised	--	--	(210,599)	210,599	--	--	--
Mineral property interests
Wine claims	100,000	15,000	--	--	--	--	15,000
Future income tax on flow-through shares	--	(65,702)	--	--	--	--	(65,702)
Stock-based compensation	--	--	--	232,883	--	--	232,883
Unrealized loss on investments for the year	--	--	--	--	(21,917)	--	(21,917)
Loss for the year	--	--	--	--	--	(2,396,576)	(2,396,576)
Balance, March 31, 2009	64,646,988	$ 24,609,473	$ 571,800	$ 1,875,238	$ (28,854)	$ (27,927,967)	$ (900,310)

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.

(an exploration stage company)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars unless otherwise stated)

	For the years ended March 31,
	2009	2008	2007
Cash provided by (used for)		(restated) (Note 2 (a))	(restated) (Note 2 (a))
Operating activities
Loss for the year	$ (2,396,576)	$ (3,914,530)	$ (2,878,891)
Items not affecting working capital
Amortization	7,814	122,897	63,436
Write-off of exploration assets included in site activities	161,270	--	--
Stock-based compensation	232,883	582,460	101,020
Foreign exchange	15,016	--	--
Non-cash finance costs	29,646	140,000	--
Write-down of mineral property interests	418,312	109,741	--
Recovery of future income tax liability	(65,702)	--	--
Changes in non-cash working capital
Accounts receivable and prepaid expenses	44,020	(3,401)	(55,087)
Accounts payable and accrued liabilities	185,346	(71,951)	288,802
	(1,367,971)	(3,034,784)	(2,480,720)
Investing activities
Mineral property interests
Acquisition costs	(135,006)	(112,269)	(63,095)
Related party advances	--	--	9,404
Reclamation and other deposits	--	(15,000)	29,883
Foreign value-added taxes recoverable	(8,256)	(100,824)	(82,730)
Short term investments	--	35,750	(35,750)
Equipment	(14,019)	(179,605)	(201,411)
Proceeds from disposal of equipment	68,083	--	--
	(89,198)	(371,948)	(343,699)
Financing activities
Due to/from related parties	365,460	1,015,530	(358,720)
Issuance of common shares	1,263,183	2,202,010	2,986,810
	1,628,643	3,217,540	2,628,090

Cash and cash equivalents
Increase (decrease) during the year	171,473	(189,192)	(196,329)
Balance, beginning of year	13,294	202,486	398,815
Balance, end of year	$ 184,767	$ 13,294	$ 202,486

Supplementary information – non-cash investing and financing transactions
Issuance of shares for mineral property interests	$ 15,000	$ 37,416	$ 235,167
Issuance of shares for finance and agent’s fee	$ 57,290	$ --	$ --
Cash paid for interest	$ 20,665	$ 10,338	$ --
Cash paid for income taxes	$ --	$ --	$ --

See accompanying notes to consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

1.

Going concern and nature of operations

Cream Minerals Ltd. (the “Company”) is incorporated in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties, currently in Mexico and Canada.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

The Company had a loss of $2,396,576 for the year ended March 31, 2009, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2009, of $1,697,238, with an accumulated deficit of $27,927,967.

The Company has capitalized $587,724 (2008 – $856,030 - restated) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2010, to maintain the mineral property interests held at March 31, 2009.  Subsequent to March 31, 2009, $20,000 has been paid.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company’s common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  (See Note 18 – Subsequent Event)

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

2.

Changes in accounting policy and adoption of recent accounting pronouncements

(a)

Exploration expenditures

During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration expenditures are now charged to earnings as they are incurred until the mineral property interest reaches the development stage.  Significant costs related to mineral property acquisitions, including allocations for undeveloped mineral property interests, are capitalized until the viability of the mineral property interest is determined.  When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized.  The impact of this change on the previously reported March 31, 2008, and March 31, 2007, consolidated financial statements is as follows:

	As Previously Reported	Restatement	As Restated
Mineral properties interests at March 31, 2008	$ 4,765,477	$ 3,909,447	$ 856,030
Changes in the year
Exploration expenses for the year ended March 31, 2008	--	2,364,251	2,364,251
Write-down of mineral property interests	1,586,240	(1,476,499)	109,741
Loss for the year ended March 31, 2008	3,026,778	887,752	3,914,530
Loss per share for the year ended March 31, 2008	$0.06	$0.02	$0.08
Deficit at March 31, 2008	21,616,861	3,914,530	25,531,391
Mineral property interests at March 31, 2007	3,837,781	3,021,695	816,086
Changes in the year
Exploration expenses for the year ended March 31, 2007	--	2,215,541	2,215,541
Write-down of mineral property interests	--	--	--
Loss for the year ended March 31, 2007	663,350	2,215,541	2,878,891
Loss per share for the year ended March 31, 2007	$0.02	$0.05	$0.07
Deficit at March 31, 2007	18,595,166	3,021,695	21,616,861

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

2.

Changes in accounting policy and adoption of recent accounting pronouncements

(b)

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instrument – Disclosures”, and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.  The new Handbook Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation: revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements”.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks.  On April 1, 2008, the Company adopted these disclosure requirements and management has evaluated the impact of these accounting standards and the necessary disclosures are provided in notes 14 and 15.

(c)

Amendments - going concern

The Company has adopted amendments to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, which was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.

See Note 1 for a discussion on operations and the Company’s ability to continue as a going concern.

(d)

Mining exploration costs

On March 27, 2009 the Emerging Issues Committee (“EIC”) of the CICA issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties, in particular, and on impairment of long-lived assets in general.  The Company has applied this new abstract for the year ended March 31, 2009.  There was no impact on the consolidated financial statements as a result of applying this abstract.

3.

Significant accounting policies

(a)

Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These consolidated financial statements include the accounts of the Company and a wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V.  All material intercompany balances and transactions have been eliminated on consolidation.  The Company has three subsidiary companies in the British Virgin Islands to hold the mineral property interests in Sierra Leone in branch offices.  The mineral property interests in Sierra Leone were written off prior to transfer of title.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies

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

(c)

Cash and cash equivalents

Cash and cash equivalents include cash and short-term money market investments that are readily convertible to cash with original maturities of 90 days or less from the original date of acquisition.  Interest from cash and cash equivalents is recorded on an accrual basis.  The Company has designated cash and cash equivalents as held-for-trading.  All gains and losses are included in the consolidated statement of operations in the period in which they arise.

(d)

Short-term investments

Short-term investments are classified as held-for-trading and recoded at fair value with realized and unrealized gains and losses reported in the consolidated statements of operations.  Their original maturity dates ranged from 91 days and 1 year from acquisition.  All gains and losses are included in the consolidated statement of operations in the period in which they arise.

(e)

Mineral property interests

During the year ended March 31, 2009, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred (See Note 2 (a)).

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

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

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(e)

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

Administrative costs and property investigation costs are expensed as incurred.

(f)

Investments and comprehensive income

The Company accounts for its portfolio investments as long-term investments.  They are initially recorded at cost.  Under CICA Handbook Section 1530, “Comprehensive Income”, it states that comprehensive income is the change in the Company’s net assets that result from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in earnings or loss such as unexercised gains or losses on available-for sale investments.  Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in earnings or losses until realized.

(g)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over the estimated economic lives of the various classes of equipment ranging from three to five years.

(h)

Impairment of long-lived assets

A long-lived asset is tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable.  If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows.  Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.  Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset.  It is possible that material changes could occur that may adversely affect management’s estimates.  When it is determined that a mineral property is impaired, it is written down to fair value.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(i)

Income taxes

Income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  If realization of future tax assets is not considered more likely than not, a valuation allowance is provided.

(j)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets, or expenses it during the exploration stage.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  As at March 31, 2009 and 2008, the Company has determined that it has no asset retirement obligations.

(k)

Translation of foreign currencies

The Company’s operations in Mexico are considered to be integrated for the purposes of foreign currency translation using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the end of the year.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current year.

(l)

Stock-based compensation and other equity instruments

The Company has a stock option plan which is described in Note 10.  Stock-based compensation is recorded using a fair value based method on the date of grant, determined using the Black-Scholes (“B-S”) option pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  Proceeds arising from the exercise of stock options are credited to share capital.  For directors and employees, the fair value of the options is measured at the date of grant.  For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and is charged to operations, with the offset credit to contributed surplus, over the vesting period.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.  The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(m)

Loss per common share

Basic loss per common share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the year.

Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

If the Company incurs a loss, outstanding options and warrants are anti-dilutive and therefore basic and diluted loss per common share are the same.

(n)

Variable interest entities

Variable Interest Entities are required to be consolidated by the primary beneficiary.  The Company has determined that it has no Variable Interest Entities.

(o)

Flow-through shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with CICA Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability (“FIT”) on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.  At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.  In instances where the Company has sufficient unrecognized FIT assets to offset the FIT liability, the Company records an FIT recovery in its Consolidated Statements of Operations and Deficit, relating to previously unrecognized future income tax assets.

(p)

Income statement presentation of tax losses carried forward

CICA Handbook EIC-172 “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income” provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of the unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  This abstract should be applied retrospectively, with restatement of prior periods from April 1, 2007, the date of adoption of CICA Handbook section 3855, “Financial Instruments – Recognition and Measurement”.  The adoption of this standard did not have a material impact on the consolidated financial statements.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

(q)

Financial instruments

CICA Handbook Section 3861, “Financial Instrument – Disclosure and Presentation”, has been replaced by CICA Handbook Section 3862, “Financial Instruments – Disclosure” and Section 3863 – “Financial Instruments –Presentation”.  These standards require entities to disclose quantitative and qualitative information that enables user to evaluate the significance of financial instruments for the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date.  In addition, the Company is required to disclose management’s objectives, policies and procedures for managing these risks.

Fair values

The Company classifies its financial assets as either held-for-trading, available-for-sale, or prepaids and receivables.  Financial liabilities are classified as either held-for-trading, or loans and receivables.

Held-for-trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate.  Valuation models require the use of assumptions concerning the amount and timing of estimate future cash flows and discount rates.  In determining these assumptions, the Company uses readily observable market inputs where available, or where not available, inputs generated by the Company.  Changes in fair value of held-for-trading financial instruments recorded in operations.

Available-for-sale financial assets are recorded at fair value as determined by active market prices.  Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income.  If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in operations.  Investment in equity instruments that do not have an active quoted market price are measured at cost.

Receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The fair values of the Company’s held-for-trading financial liabilities, such as accounts payable and accrued liabilities, asset retirement obligations, is applicable, are likely below carrying values due to the liquidity issues of the Company, as indicated by the $1,697,238 working capital deficiency at March 31, 2009.  The fair values of the Company’s held-for-trading financial assets, such as Goods and Services Tax and other receivables, approximate their carrying values at March 31, 2009.

The fair values of the Company’s available-for-sale financial assets and liabilities, such as investments, approximate their carrying values as the investment are carried at fair values with gains and losses of a temporary nature recorded in other comprehensive loss.

The Company’s held-to-maturity reclamation deposits are carried at cost and bear fixed interest rates.  The fair values of these deposits approximate their carrying values.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

3.

Significant accounting policies (continued)

The Company’s loans payable, such as the demand loans, and related accrued interest are all recorded at cost.  The fair value of the demand loan is estimated to be $200,000.  Additional funds of $720,000 have been advanced to March 31, 2009, without terms of repayment.  All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to April 1, 2007, would be recognized by adjusting opening accumulated other comprehensive income (loss).  Prior period consolidated financial statements were not restated.

4.

Accounting standards issued but not yet effective

(a)

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, replacing Handbook Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062.  The new section is effective for the Company on April 1, 2009.  The Company has no goodwill or intangible assets as of March 31, 2009.

(b)

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities (“EIC 173”), which establishes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments.  EIC 173 should be applied retrospectively without restatement of prior years to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  The Company assessed the impact of EIC 173 on its consolidated financial statements and has determined there is no impact.

(c)

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements”, and Handbook Section 1602, “Non-Controlling Interests”, which together replace Handbook Section 1600, “Consolidated Financial Statements”.  These two sections are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  Handbook Section 1602 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statement.  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interests to be presented as a separate component of shareholders’ equity.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

4.

Accounting standards issued but not yet effective (continued)

Under Handbook Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.  The Company is currently assessing the future impact of these new sections on its consolidated financial statements.

(d)

Business combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, and provides the equivalent to International Financial Reporting Standards (“IFRS”) 3R, Business Combinations (January 2008).  The new section expands the definition of a business subject to an acquisition and establishes significant new guidance on the measurement of consideration given, and the recognition and measurement of assets acquired and liabilities assumed in a business combination.  The new section requires that all business acquisitions be measured at the full fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages, or if less than 100% of the equity interest in the acquiree is owned at the acquisition date.

The measurement of equity consideration given in a business combination will no longer be based on the average of the fair value of the shares a few days before and after the day the terms and conditions have been agreed to and the acquisition announced, but rather at the acquisition date.  Subsequent changes in the fair value of contingent consideration classified as a liability will be recognized in earnings and not as an adjustment to the purchase price.  Restructuring and other direct costs of a business combination are no longer considered part of the acquisition accounting.  Instead, such costs will be expensed as incurred, unless they constitute the costs associated with issuing debt or equity securities.

The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Earlier adoption is permitted.  This new section will only have an impact on our consolidated financial statements for future acquisitions that will be made in periods subsequent to the date of adoption.

(e)

International Financial Reporting Standards

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that fiscal 2011 is the changeover date for non-calendar year end publicly accountable enterprises to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011, will require the restatement for comparative purposes of amounts reported by the Company for the year ended March 31, 2011.  While the Company has begun assessing the adoption of IFRS for fiscal 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

5.

Mineral property interests

Detailed accumulated acquisition costs and exploration expenditures incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 19.  Property payments made on the Company’s mineral property interests during the year ended March 31, 2009, are included in the property descriptions below.

Year ended March 31, 2009	Opening Balance	Incurred	Write-downs	Closing Balance
Casierra Property, Sierra Leone (a)	$ 113,325	$ --	$ 113,324	$ 1
Kaslo Silver Property, British Columbia (b)	10,337	823	--	11,160
Goldsmith and other properties, British Columbia (c)	568,797	51,283	270,738	349,342
Manitoba Properties, Manitoba (d)	163,571	97,900	34,250	227,221
Nuevo Milenio, Mexico (e)	--	--	--	--
Total Acquisition Costs	$ 856,030	$ 150,006	$ 418,312	$ 587,724

Year ended March 31, 2008
Casierra Property, Sierra Leone	$ 199,241	$ 23,825	$ 109,741	$ 113,325
Kaslo Silver Property, British Columbia	9,520	817	--	10,337
Goldsmith and other properties, British Columbia	519,773	49,024	--	568,797
Manitoba Properties, Manitoba	87,552	76,019	--	163,571
Nuevo Milenio, Mexico	--	--	--	--
Total Acquisition Costs	$ 816,086	$ 149,685	$ 109,741	$ 856,030

Year ended March 31, 2007
Casierra Property, Sierra Leone	$ 100,241	$ 99,000	$ --	$ 199,241
Kaslo Silver Property, British Columbia	5,806	3,714	--	9,520
Goldsmith and other properties, British Columbia	374,753	145,020	--	519,773
Manitoba Properties, Manitoba	37,024	50,528	--	87,552
Nuevo Milenio, Mexico	--	--	--	--
Total Acquisition Costs	$ 517,824	$ 298,262	$ --	$ 816,086

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

5.

Mineral property interests (continued)

(a)

Casierra Diamond Licences, Sierra Leone

The Company had a 70% interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  The Company entered into an agreement with Casierra Diamond Corporation. (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) and issued 500,000 common shares and expended US$800,000 in exploration expenditures by March 16, 2007.  A joint venture was to be formed between the parties and each party is to contribute to further expenditures on the licences in accordance with its interest, subject to certain conditions.  In the years ended March 31, 2007, 2008 and 2009, the Company conducted work programs on the claims.  The initial exploration results were promising on the claims onshore, but as the program continued, results were not those expected and as a result, the Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in the year ended March 31, 2008.  Further write-downs of acquisition costs of $113,324 were recorded with respect to the onshore claims in the year ended March 31, 2009, which have not been renewed.  In previous years, the Company has taken a write-down of the offshore claims to a nominal carrying value of $1.  In the year ended March 31, 2009, the Company did not renew the onshore licenses.  Subsequent to March 31, 2009, the Company received approval for its application on the first renewal of the 91.39-square kilometer offshore license Expl 8/2005 for one year.  The annual rent is US$250 per square kilometer, or US$23,000 annually.

(b)

Kaslo Silver Property, Kaslo, British Columbia, Canada

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

(c)

British Columbia properties

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor could retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  During the year ended March 31, 2009, the Company determined that the exploration results did not meet the Company’s expectations and the property was returned to the optionors and the Company has written off acquisition costs of $270,738.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

5.

Mineral property interests (continued)

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($70,000 paid) over six years.  The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% NSR royalty on all metals.  The Company may acquire one half of the NSR royalty on each of the two properties for $1,000,000 each, upon commencement of commercial production or earlier.

(d)

Manitoba Properties

(i)

Stephens Lake Property

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”) (See Note 11 (f)) a 75% interest in two staked claims, the Trout and Trout 1 claims.  The Companies made cash payments totalling $110,000 ($36,667 paid by the Company) and issued 200,001 common shares (66,667 common shares in the capital of each of the three companies).  Upon earning the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  A joint venture agreement has not been finalized between the Companies and the optionor, and the Trout claim group remains in good standing.  The other claims have been written off, and the Trout claim group has been written down to a nominal carrying value of $1, as no exploration programs are planned.

(ii)

Wine Claims

In March 2006, the Company entered into an option agreement, as amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($105,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

(iii)

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement were cash payments totalling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company was to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  The Company was to issue at its option a total of 200,000 common shares as follows: 50,000 common shares upon regulatory approval (issued); and 50,000 common shares annually on the same payment dates as the cash payments noted above.  The Company was also required to incur exploration expenditures totalling $50,000 in cumulative expenditures by the fourth anniversary of regulatory approval.  After a short exploration program, the Company determined that the property did not have the expected potential and has returned the property to the optionor and recorded a write-down of acquisition costs of $34,250.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

5.

Mineral property interests (continued)

(e)

Nuevo Milenio Property, Nayarit, Mexico

The Company holds a 100% interest in the Nuevo Milenio Property, located in Nayarit, Mexico See Note 18 - Subsequent Event).

6.

Foreign value added taxes recoverable

The foreign value added taxes recoverable relates to value-added taxes paid on the purchase of good and services in Mexico. These amount are presented as a long-term asset until such time as the claims are filed with the Mexican authorities.

7.

Equipment

		2009			2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Vehicles	$ 40,367	$ 33,203	$ 7,164	$ 120,550	$ 54,591	$ 65,959
Office equipment	1,059	468	591	1,573	589	984
Computer equipment	13,343	9,540	3,803	19,238	11,610	7,628
Field equipment	--	--	--	258,337	128,266	130,071
Buildings	--	--	--	30,813	749	30,064
	$ 54,769	$ 43,211	$ 11,558	$ 430,511	$ 195,805	$ 234,706

8.

Investments

March 31, 2009	Number of Shares	Cost	Accumulated unrealized holding gains (loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ (28,000)	$ 2,000
Abitibi Mining Corp.	7,000	210	(35)	175
Stingray Resources Ltd.	2,016	698	(204)	494
Emgold Mining Corporation	2,000	480	(390)	90
Sultan Minerals Inc.	2,630	316	(225)	91
		31,704	(28,854)	2,850
Non-public companies:
Terra Gaia Inc.	100,000	1		1
Quorum Management and Administrative Services Inc. (Note 11 (a))	1	1	--	1
		$ 31,706	$ (28,854)	$ 2,852

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

8.

Investments (continued)

March 31, 2008	Number of Shares	Cost	Transition Adjustment	Accumulated Unrealized Holding Gains (Loss)	Fair Value
Publicly traded companies:
ValGold Resources Ltd.	100,000	$ 30,000	$ --	$ (8,000)	$ 22,000
Abitibi Mining Corp.	7,000	210	385	245	455
Stingray Resources Ltd.	2,016	698	1,762	814	1,512
Emgold Mining Corporation	2,000	480	140	(180)	300
Sultan Minerals Inc.	2,630	316	315	184	500
		31,704	2,602	(6,937)	24,767
Non-public companies:
Terra Gaia Inc.	100,000	1	--		1
Quorum Management and Administrative Services Inc. (Note 11 (a))	1	1	--		1
		$ 31,706	$ 2,602	$ (6,937)	$ 24,769

The Company’s investments are available-for-sale financial instruments and are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Terra Gaia Inc. and Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd. are private companies.  The Company wrote down its investment in Terra Gaia to a nominal value of $1 at March 31, 2006.

9.

Reclamation and other deposits

Prior to commencement of exploration of a mineral property in British Columbia, a Company is required to post a reclamation deposit, which is refunded to the Company upon completion of reclamation to the satisfaction of the Inspector of Mines.  The Company has no contractual liabilities or existing obligations arising from environmental or reclamation costs.

10.

Share capital

Authorized

Unlimited number of common shares without par value.

Issued and fully paid

64,646,988 common shares without par value

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

During the years ended March 31, 2009 and 2008, the Company issued the following common shares:

2009

1.

On July 8, 2008, the Company completed a private placement financing consisting of 1,658,635 non flow-through (“NFT”) units at a price of $0.22 per NFT unit, each NFT unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  Compensation of 91,000 finder’s units was issued with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  The warrants issued were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of one year.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, were valued using the same factors, resulting in an allocation per compensation warrant of $0.06.

In addition, 1,010,800 flow-through (“FT”) units were issued at a price of $0.25 per FT unit.  Each FT unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  Compensation of 81,080 finder’s units was issued with respect to this financing.  Each finder’s unit consists of one common share and one non-transferable share purchase warrant.  Each finder’s unit warrant will entitle the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of one year.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, were valued using the same factors, resulting in an allocation per compensation warrant of $0.05.

If the Company shares trade at or above $0.40 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants and finder’s unit warrants by providing notice in writing to the holders of such securities, whereby the warrants and finder’s unit warrants will expire within 30 days from the date of such written notice.

2.

On January 28, 2009, the Company completed a private placement of NFT units and FT units.  A total of 11,664,400 NFT units were issued at a price of $0.05 per unit for gross proceeds of $583,220.  Each NFT unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per until January 28, 2010, and at a price of $0.20 until January 28, 2011.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.2%; a volatility factor of 145%, and an expected life of two years.  The value allocated to each of the warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.05.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

A total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable NFT share purchase warrant, or the FT unit warrant.  Each FT unit warrant entitles the holder to purchase one additional NFT common share at an exercise price of $0.10 until January 28, 2010.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.0%; a volatility factor of 158%, and an expected life of one year.  The value allocated to each of the NFT warrants was $0.02.  The fair value attributable to each of the finder’s units was $0.06.

The Company paid compensation to certain arm’s-length parties where such finders arranged for subscribers to the private placements.  The finder’s fee paid was comprised of $8,500 and a total of 340,000 finder’s units.  A total of 170,000 finder’s units were issued and consisted of one common share and one non-transferable share purchase warrant, or finder’s unit warrant.  Each finder’s unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company at an exercise price of $0.10 until January 28, 2010, and at a price of $0.20 until January 28, 2011.

Of the total finder’s units issued 170,000 were issued in relation to subscriptions for FT units, and consist of one common share and one finder’s unit warrant which, on exercise, entitles the holder to purchase a finder’s unit warrant share at an exercise price of $0.10 until January 28, 2010.  All finder’s units and finder’s unit warrants issued in respect of this financing have been recorded as share issue costs.

All warrants issued in relation to these private placements carry an accelerated expiry provision that allows the Company, at its discretion, to accelerate the expiration of such warrants, if the Company shares trade at or above $0.30 per share for 10 consecutive trading days, by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of the written notice.

Insiders of the Company subscribed for a total of 5,500,000 NFT units.

2008

1.

411,764 bonus shares were issued to Frank Lang with a total value of $140,000, pursuant to the policies of the TSX Venture Exchange, and recorded as a finance cost, pursuant to a bonus agreement entered into relating to a loan agreement for funds advanced by Mr. Lang to the Company over a period of time prior to regulatory approval of a loan agreement.  In addition, subsequent to the issuance of the bonus shares, interest is payable from December 5, 2007, at an annual rate of 6%.  The initial loan agreement was for a total of $700,000 to be repaid by October 26, 2008.  The loan has not been paid in full, and as at March 31, 2009, had a principal balance payable of $200,000.  Interest continues to be paid at an annual rate of 6%, payable quarterly.

2.

In November and December 2007, 2,750,500 common shares were issued in a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve  months and $0.65 per share for the balance of the two-year term.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The value allocated to each of the warrants was $0.08.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

Compensation was paid to certain eligible arm’s-length parties or finders, and was comprised of a cash commission totalling $64,638, equal to 8% of the gross proceeds received by the Company from the sale of units by such finders, and a total of 143,640 non-transferable warrants, equal to 8% of the number of units sold by such finders.  Each finder’s warrant entitles the holder, on exercise, to purchase one additional common share of the Company until November 30, 2008, or December 10, 2008, at an exercise price of $0.55 per finder’s warrant share, and at an exercise price of $0.65 per finder’s warrant share until November 30, 2008, or December 10, 2009.  This private placement closed in two tranches.  The finder’s Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The fair value attributable to each of the finder’s warrants was $0.16 to $0.22.

Flow-through shares

In July 2008, the Company issued 1,010,800 FT shares for gross proceeds of $252,700.  Under the FT agreements, the Company agreed to renounce $252,700 of qualifying expenditures to the investors effective December 31, 2008, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2009.

The Company recorded future income taxes recorded at the time of renunciation of $65,702.  During the year ended March 31, 2009, the Company recognized a reduction in share capital and a recovery of future income taxes of approximately $65,702.

In January 2009, the Company issued 1,780,000 FT shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.

The Company will record future income taxes at the time of renunciation of approximately $22,000.  Renunciation of these expenditures is expected to be made in February 2010.

Stock options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,464,699 common shares under the plan.  At March 31, 2009, 5,427,600 (March 31, 2008, 5,349,900) stock options have been granted and are outstanding, exercisable for up to five years.

The Company’s stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009, vested immediately, except for those granted to investor relations’ consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

Stock options (continued)

On October 17, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.30 per share, exercisable until October 17, 2013.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 2.7%; expected life in years – 3.6, and expected volatility of 91%.

The fair value per option at the time of grant was $0.07.  On March 13, 2009, the stock options were cancelled, unexercised.

On February 12, 2009, the Company granted 2,190,000 stock options to directors, officers, employees and consultants at a price of $0.12 per share, exercisable until February 12, 2014.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 1.9%; expected life in years – 4.0, and expected volatility of 108%.  The fair value per option at the time of grant was $0.09.

On April 17, 2007, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:

Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

On September 21, 2007, the Company granted 780,000 stock options for investor relations services.  These options were granted as follows: 260,000 at a price of $0.75, 260,000 at a price of $0.85, and 260,000 at a price of $0.95, all with an expiry date of September 21, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4.59%; expected life in years – 1.5, and expected volatility of 92%.  The fair value per option at the time of grant was $0.13, $0.125 and $0.11 for the options granted at prices of $0.75, $0.85 and $0.95, respectively.  During the year ended March 31, 2009, these stock options were cancelled, unexercised.

On December 4, 2008, the Company granted 150,000 stock options for investor relations services at a price of $0.50 per share, exercisable for until December 4, 2012.  The fair value of the stock options granted was estimated on the date of grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 4.18%; expected life in years – 5, and expected volatility of 93%.  The fair value per option at the time of grant was $0.30.

On February 4, 2008, the Company granted 225,000 stock options to geological consultants at a price of $0.50 per share, exercisable until February 4, 2013.  The fair value of the stock options granted was estimated at the date of grant using the B-S options pricing model with the following weighted average assumptions: risk-free interest rate – 3.21%; expected life in years – 1.0; and expected volatility of 83%.  The fair value per option at the time of grant was $0.08.  During the year ended March 31, 2009, these stock options were cancelled, unexercised.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

Stock options (continued)

A summary of the fair value of stock options granted during the year using the B-S option-pricing model with weighted average assumptions as follows:

	Years ended March 31,
Weighted average:	2009	2008	2007
Risk free interest rate	1.88% to 2.69%	4.13%	3.98%
Expected life (years)	3.6 to 4.0	3.0	3.0
Expected volatility	91% to 108%	85%	85%
Fair value per option granted	$0.07 to $0.09	$ 0.23	$ 0.26

The following table summarizes information on stock options outstanding at March 31, 2009:

Exercise Price	Number Outstanding	Average Remaining Contractual Life
$0.30	416,100	0.52 years
$0.165	715,000	1.34 years
$0.50	100,000	2.20 years
$0.53	310,000	2.83 years
$0.50	1,546,500	3.05 years
$0.50	150,000	3.68 years
$0.12	2,065,000	4.87 years
$0.12	125,000	4.87 years
	5,427,600	3.33 years

A summary of the changes in stock options for the years ended March 31, 2009, 2008 and 2007, is presented below:

	Number of Shares	Weighted Average Exercise Price
Balance, March 31, 2006	4,238,300	$0.30
Exercised	(877,900)	$0.19
Granted	410,000	$0.52
Balance, March 31, 2007	3,770,400	$0.34
Exercised	(1,145,500)	$0.22
Granted	3,010,000	$0.59
Cancelled and forfeited	(285,000)	$0.52
Balance, March 31, 2008	5,349,900	$0.50
Granted	2,340,000	$0.13
Expired, unexercised	(957,300)	$0.54
Cancelled and forfeited	(1,305,000)	$0.69
Balance, March 31, 2009	5,427,600	$0.29
Vested and exercisable at March 31, 2009	5,330,100	$0.29

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

10.

Share capital (continued)

Share purchase warrants

As at March 31, 2009, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
745,000	$0.65	November 30, 2009
49,600	$0.65	November 30, 2009
630,250	$0.65	December 10, 2009
94,040	$0.65	December 10, 2009
1,091,880	$0.28	July 8, 2009
1,749,635	$0.25	July 8, 2009
9,818,400	$0.10/$0.20	January 28, 2010/2011
1,966,000	$0.10	January 28, 2010
16,144,805

A summary of the changes in warrants for the years ended March 31, 2009, 2008 and 2007, is presented below:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2006	3,032,350	$0.43
Exercised	(90,500)	$0.45
Expired, unexercised	(32,350)	$0.45
Issued	2,750,000	$0.64
Balance, March 31, 2007	5,659,500	$0.53
Exercised	(1,745,300)	$0.45
Expired, unexercised	(2,664,200)	$0.60
Issued	1,518,890	$0.55
Balance, March 31, 2008	2,768,890	$0.53
Expired, unexercised	(1,250,000)	$0.50
Forfeited	(2,000,000)	$0.10
Issued	16,625,915	$0.13
Balance, March 31, 2009	16,144,805	$0.17

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

11.

Related party transactions and balances

Services rendered in the year ended March 31,	2009	2008	2007
Quorum Management and Administrative Services Inc. (a)	$ 387,673	$ 317,888	$ 232,638
Lang Mining Corporation (b)	90,000	120,000	85,000
Consulting (d, f)	30,000	16,500	17,500
Finance costs (c)	29,646	154,010	--
Director (e)	US$120,000	US$102,000	US$102,000

Balances at March 31,	2009	2008
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 163,794	$ 89,004
Lang Mining Corporation (b)	94,500	10,500
Ainsworth Jenkins - Casierra project (c)	47,253	39,038
Directors (c)	195,381	8,728
Mr. Frank A. Lang, interest bearing (c)	200,000	700,000
Mr. Frank A. Lang, advances (c)	720,000	250,000
Mr. Frank A. Lang, accrued interest (c)	22,990	3,672
Mr. Frank A. Lang, expenses payable	3,610	(759)
	$ 1,447,528	$ 1,100,183

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month since November 1, 2006.  At December 31. 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.

In November 2007, the Company received regulatory approval to issue Frank A. Lang, a total of 411,764 common shares as bonus shares in lieu of interest to that date in consideration of a loan agreement, for which Mr. Lang initially advanced $700,000 to the Company without interest or repayment terms.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2009, Mr. Lang has been repaid $500,000 (March 31, 2008 - $14,010) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

11.

Related party transactions and balances (continued)

Mr. Lang has advanced an additional $720,000 to March 31, 2009, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  Subsequent to March 31, 2009, Mr. Lang has advanced an additional $242,000 to the Company, with interest payable at 1% per month, with no specified terms of repayment.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and so is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of US$8,500 per month for administrative and geological services.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placements described in Note 10.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

Segmented information

Operating segments

The Company has one operating segment, which is the exploration of mineral properties.

Geographic segments

The Company’s principal operations are carried out in Canada, Mexico and Sierra Leone.  All investment income is earned in Canada.  Segmented assets by geographical location are as follows:

2009	Canada	Mexico	Sierra Leone	Total
Current assets	$ 131,321	$ 58,964	$ 25,635	$ 215,920
Foreign value-added taxes recoverable	--	176,794	--	176,794
Mineral properties and deferred costs	587,723	--	1	587,724
Equipment	2,489	9,069	--	11,558
Investments	2,852	--	--	2,852
Reclamation and other deposits	18,000	--	--	18,000
Total Assets	$ 742,385	$ 244,827	$ 25,636	$ 1,012,848

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

12.

Segmented information (continued)

2008	Canada	Mexico	Sierra Leone	Total
Current assets	$ 82,539	$ 5,928	$ --	$ 88,467
Foreign value-added taxes recoverable	--	183,554	--	183,554
Mineral properties and deferred costs	742,705	--	113,325	856,030
Equipment	1,706	14,888	218,112	234,706
Investments	24,769	--	--	24,769
Reclamation and other deposits	18,000	--	--	18,000
Total Assets	$ 869,719	$ 204,370	$ 331,437	$ 1,405,526

13.

Income taxes

The income taxes shown in the consolidated statements of operations differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2009	2008 (restated)	2007 (restated)
Loss for the year	$ 2,462,000	$ 3,915,000	$ 2,879,000
Statutory tax rate	30.75%	32.00%	34.12%
Expected income tax recovery	757,000	1,253,000	982,000
Increase (decrease to income tax recovery due to
Non-deductible permanent differences	(75,000)	(133,000)	(23,000)
Losses not recognized	(607,000)	(1,091,000)	(907,000)
Other	(9,298)	(29,000)	(52,000)
Income tax provision	$ 65,702	$ --	$ --

The significant components of the Company’s future tax assets are as follows:

	2009	2008 (restated)	2007 (restated)
Mineral property interests and capital assets	$ 2,434,000	$ 2,480,000	$ 2,387,000
Share issue costs	27,000	16,000	20,000
Operating losses carried forward	1,795,000	1,782,000	1,345,000
Benefits from losses	4,256,000	4,278,000	3,752,000
Valuation allowance for future tax assets	(4,256,000)	(4,278,000)	(3,752,000)
	$ --	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax assets have been recognized for accounting purposes.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

13.

Income taxes (continued)

The Company has Canadian non-capital losses carried forward of $3,357,000 that may be available for tax purposes.  The losses expire as follows:

Expiry date	$
2010	270,000
2014	405,000
2015	424,000
2026	564,000
2027	618,000
2028	928,000
2029	849,000
Total	4,058,000

In addition, the Company has Mexican non-capital losses carried forward of approximately $2,787,000 expiring at various dates until 2018, available to offset future Mexican-source income.

The Company has resource pools of approximately $9,952,000 to offset future taxable income.  The tax benefit of these amounts is available to be carried forward indefinitely.

14.

Financial instruments and risk management

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the notes to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at March 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

,

	Held for trading	Other financial assets/liabilities	Total carrying value	Fair value
Financial assets
Cash and cash equivalents	$ 184,767	$ --	$ 184,767	$ 184,767
Amounts receivables	--	31,153	31,153	31,153
	184,767	31,153	215,920	215,920
Financial liabilities
Accounts payable and accrued liabilities	--	465,630	465,630
Accounts payable, related parties	--	1,447,528	1,447,528
	$ --	$ 1,913,158	$ 1,913,158

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgement is required to develop certain of these estimates.  The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

14.

Financial instruments and risk management (continued)

The methods and assumptions used to estimate the fair value of financial instruments are described below:

The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, currency risk, interest rate risk, liquidity risk, credit risk and liquidity risk.

(a)

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold and silver and the outlook for these metals. The Company does not have any hedging or other derivative contracts respecting its operations.

Market prices for gold and silver historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

(b)

Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates.  The Company has no financial assets with this risk.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2009.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2009, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

(c)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2009	March 31, 2008
U.S. Dollars
Cash and cash equivalents	53,239	7,137
Accounts payable and accrued liabilities	(223,038)	(55,053)
Mexican Pesos
Cash and cash equivalents	33,384	6,099
Value added taxes recoverable	176,794	183,554
Accounts payable and accrued liabilities	(127,487)	(227,773)

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

14.

Financial instruments and risk management (continued)

Based on the above net exposures at March 31, 2009, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $16,980 in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $8,269 in the Company’s loss from operations.

(d)

Credit risk

Given their short-term maturity, the fair value of cash and cash equivalents and sundry receivables are based on going concern assumptions and are recorded at their carrying value.

The Company’s financial assets are cash and cash equivalents and amounts receivable.  The Company’s maximum exposure to credit risk as at March 31, 2009, is the carrying value of its financial assets.  The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly liquid securities.  Cash and cash equivalents are held at a major Canadian Chartered Bank and the risk of default is considered to be remote.  Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

(e)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 14 to the consolidated financial statements.  Accounts payable, and accrued liabilities and interest on the demand loan and accrued interest and other advances from a major shareholder are due within one year from the balance sheet date.  (See Note 11 (c)).

The Company attempts to manage liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.  The Company has been unable to maintain liquidity and has been dependent on small private placement financings and advances from a major shareholder.  As described in Note 1, as at March 31, 2009, the Company has significant liquidity risk.  All of the Company’s financial liabilities are due within one year.

15.

Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral property interests in Canada and Mexico and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

In the management of capital, the Company includes the components of shareholders’ equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may issue new shares, issue debt or acquire or dispose of assets.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

15.

Management of capital

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed, but did not provide sufficient funding for operational activities and repayment of loans received from a major shareholder in the year ended March 31, 2008, and in the first quarter of the year ended March 31, 2009, and additional advances since March 31, 2009.  There can be no assurances that the Company will be able to continue raising capital in this manner.  A portion of the Company’s loans from a shareholder require repayment of interest and principal, but as all funds must be raised from equity investment, the Company is unable to make any payments of interest or principal.  Other loans from the major shareholder bear no interest or fixed terms of repayment.  All payables are unsecured.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to the current difficult conditions.  The Company currently does not have sufficient funds for operations, and will need to rely on equity financings, or forms of joint venture or other types of financing to continue exploration work and to meet its administrative overhead costs for the coming year.

The Company’s investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.  The Company will need to do a financing through the issuance of common shares to continue in operations.  The Company has reduced its cash requirements through the joint venture on the Nuevo Milenio property in Mexico.  (See Note 18 - Subsequent Event).

16.

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

(a)

Consolidated Statements of Loss and Deficit and Balance Sheets

	Years ended March 31,
	2009	2008 (restated)	2007 (restated)
Loss in accordance with Canadian GAAP	$ (2,396,576)	$ (3,914,530)	$ (2,878,891)
Future tax recovery and net premium to market on issuance of common shares (Note 16 (a))	(10,108)	--	--
Loss in accordance with US GAAP	(2,406,684)	(3,914,530)	(2,878,891)
Comprehensive income (loss) (Note 8)	(21,917)	(9,539)	(2,380)
Comprehensive loss under US GAAP	$ (2,428,601)	$ (3,924,069)	$ (2,881,271)
Loss per share US GAAP	$ (0.05)	$ (0.08)	$ (0.07)
Comprehensive loss under US GAAP	$ (0.05)	$ (0.08)	$ (0.08)
Weighted average shares outstanding US GAAP	52,370,459	47,872,669	38,395,299

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

	Years ended March 31,
	2009	2008	2007
Shareholders’ equity (deficiency) per Canadian GAAP	$ (900,310)	$ 72,819	$ 1,032,400
Future tax recovery and net premium to market on issuance of common shares	(10,108)	--	--
Cumulative effect of comprehensive income adjustments (iii)	--	--	2,602
Shareholders’ equity (deficiency) - US GAAP	$ (910,418)	$ 72,819	$ 1,035,002

i)

Statement of Financial Accounting Standard (“SFAS”) No. 115 requires investments to be classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities or available-for-sale investments.

The Company has no held-to-maturity debt securities or trading securities.

ii)

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

(a)

Statements of Cash Flows

	Years ended March 31,
	2009	2008 (restated)	2007 (restated)
Cash provided by (used for) operations
Canadian GAAP	$ (1,367,971)	$ (3,034,784)	$ (2,480,720)
US GAAP	(1,367,971)	(3,034,784)	(2,480,720)
Investing Activities
Canadian GAAP	(89,198)	(371,948)	(343,699)
Restricted cash	215,611	--	--
US GAAP	126,413	(371,948)	(343,699)
Financing Activities
Canadian GAAP and US GAAP	$ 1,628,643	$ 3,217,540	$ 2,628,090

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

Differences between Canadian and US GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Flow-through shares

In July 2008, the Company issued by way of private placement 1,010,800 FT common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2009.  As described in note 2 (o) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, Statement of Financial Accounting Standard (“SFAS”) 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of FT share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the FT shares.  A liability is initially recognized for any premium paid by the investors.

In February 2009, the Company renounced the income tax deductions and the Company has recorded a future income tax liability, estimated to be approximately $65,702, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  Under US GAAP, the difference between the FIT liability on renunciation and the premium is recorded as a FIT expense.  Under both Canadian and US GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.  This will result in a US GAAP adjustment of $10,108 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance for US GAAP purposes, which will be recorded in the year ended March 31, 2009, under US GAAP and allocated to deferred taxes when the FT shares are renounced.

In January 2009, a total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable non-flow-through share purchase warrant.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2009.  As described in note 2 (o) to the consolidated financial statements, on issuance of FT common shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.

By early 2010, the Company will be required to renounce the income tax deductions and the Company will record a FIT liability, estimated to be approximately $23,140, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  The shares were not issued at a net premium to market, so under both Canadian and US GAAP, recognition of the liability will result in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(b)

Impact of recent applicable United States accounting pronouncements and current differences in accounting principles

(1)

SFAS 157, among other things, requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the company’s market assumptions.  The effective date was for fiscal years beginning after November 15, 2007.

SFAS No. 157 establishes a three-tiered hierarchy to prioritize inputs used to measure fair value. Those tiers are defined as follows:

1. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

2.

Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

3. Level 3 inputs are unobservable inputs for the asset or liability.

The highest priority in measuring assets and liabilities at fair value is placed on the use of Level 1 inputs, while the lowest priority is placed on the use of Level 3 inputs.

This statement also expands the related disclosure requirements in an effort to provide greater transparency around fair value measures.

In February 2008, the FASB issued FSP FAS 157-2, which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

As of April 1, 2009, the Company adopted SFAS No. 157, and the adoption did not have a material impact on its financial condition, results of operations, or cash flows.  The Company is still evaluating the impact of the items deferred by FSP FAS 157-2.

(2)

SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities includes an amendment of SFAS No. 115.  This Statement permits entities to measure many financial instruments and certain other items at fair value.  This Statement applies to all entities, including not-for-profit organizations.  Most of the provisions of this Statement apply only to entities that elect the fair value option.  The Company did not designate any items at fair value upon adoption of SFAS No. 159.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(c)

United States accounting pronouncements to be adopted

In June 2009, the FASB issued SFAS No. 167 “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”). SFAS 167 is a revision to FASB Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. SFAS 167 will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. SFAS 167 will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009 which for the Company will be its fiscal year commencing April 1, 2009.  The Company is currently evaluating the impact, if any, of adoption of SFAS 167 on its financial statements.  The Company does not expect that the adoption of SFAS 167 will have a material effect on its consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162” (“SFAS 168”). SFAS 168 establishes the FASB Accounting Standards Codification™ (Codification) as the single source of authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009, which corresponds to the Company’s second quarter of fiscal 2010. When effective, the Codification will supersede all existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to: (a) update the Codification; (b) provide background information about the guidance; and (c) provide the bases for conclusions on the change(s) in the Codification.  The adoption of SFAS 168 will not have an impact on the Company’s consolidated financial statements.

In April 2009, the FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments.  The objective of an other-than-temporary impairment analysis under existing US GAAP is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis.  The Company is currently evaluating the impact of FAS 115 and FAS 124 on its consolidated financial position and results of operation for items within the scope of FAS 115-2 and FAS 124-2 which will become effective beginning with the Company’s first quarter of 2010.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

(c) United States accounting pronouncements to be adopted (continued)

 In April 2009, the FASB issued FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FASB Staff Position (FSP) amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.  This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. The Company is currently evaluating the impact of FAS 107 and APB-28 on its consolidated financial position and results of operation which will become effective beginning with the Company’s first quarter of 2010.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”.  SFAS 141(R) will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, IPR&D and restructuring costs.  In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes.  SFAS 141R is effective for fiscal years beginning after December 15, 2008, and, as such, the Company will adopt this standard in the first quarter of fiscal year 2010.  The provisions are effective for the Company for business combinations on or after March 31, 2009.  The Company does not expect the adoption of SFAS No. 141(R) to have a material impact on its consolidated financial statements.

In May 2009, the FASB issued SFAS No. 165 “Subsequent Events”.  SFAS 165 establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date.  This Statement is effective for interim and annual periods ending after June 15, 2009, and, as such, the Company will adopt the standard in the first quarter of fiscal 2010.  The Company does not expect the adoption of SFAS No. 141(R) to have a material impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles”, which identifies a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US GAAP for non-governmental entities.  SFAS No. 162 is effective for interim and annual periods ending after September 15, 2009, and, as such, the Company will adopt this standard in the second quarter of fiscal 2010.  The Company is currently assessing the impact of the adoption of SFAS No. 162, if any, on its financial position, results of operations, or cash flows.

In April 2008, the FASB issued FASB staff position (“FSP”) FAS 142-3, Determination of the Useful Life of Intangible Assets (“FSP 142-3”).  FSP FAS 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP FAS 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and as such, the Company will adopt FSP FAS 142-3 in the first quarter of fiscal year 2010.  Early adoption is prohibited.  The Company is currently evaluating the impact, if any, that FSP FAS 142-3 will have on its financial position, results of operations, or cash flows.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, which amends the disclosure requirements of SFAS 133.  SFAS No. 161 provides an enhanced understanding about how and why derivative instruments are used, how they are accounted for and their effect on an entity’s financial condition, performance and cash flows. SFAS No. 161, which is effective for the first interim period beginning after November 15, 2008, will require additional disclosure in future filings.  The Company adopted this standard in the fourth quarter of its fiscal year 2009 and the adoption did not have any material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51”, which amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  FAS 160 also clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, and as such, the Company will adopt this standard in the first quarter of fiscal year 2010.  Based on its current operations, the Company does not believe that FAS 160 will have a significant impact on its financial position, results of operations or cash flows.

Effective March 26, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (“FIN 48”)”. FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities.  A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlements.  Upon adoption, the Company did not have any material uncertain tax positions to account for as an adjustment to its opening balance of retained earnings on March 26, 2007.  The Company has unrecognized tax benefits in Canada of $4,256,000 as at March 31, 2009, but does not have any source of revenue for utilization of the tax benefits.  There is significant uncertainty as to when the tax benefits are likely to be utilized.

In April the Securities and Exchange Commission (“SEC”) and the FASB have expressed views for US GAAP that suggest warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.  The Company’s functional currency is the Canadian dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars, so the Company has no difference under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The EITF has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

16.

Differences between Canadian and United States generally accepted accounting principles (continued)

In August 2007, the EITF issued No. 07-05, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  The issue summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance.  The EITF considers Issue 07-5 an open issue subject to further discussion and meetings.  Issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the EITF project the Company will assess any impact this may have on the consolidated financial statements for US GAAP and will record an adjustment in accordance with the guidance provided.  The Company has no outstanding warrants denominated in other than Canadian dollars, so the Company expects no difference under EITF No. 07-05.

17.

Comparative figures

Certain comparative figures have been reclassified in order to conform to the current year’s financial statement presentation.

18.

Subsequent event

Subsequent to March 31, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that will allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca must spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with the following schedule:

-

US$1,000,000 by July 24, 2010

-

US$3,500,000 by July 24, 2011

-

US$7,000,000 by July 24, 2012 and,

-

US$12,000,000 by July 24, 2013

If Roca meets these requirements within four years, Roca will vest at 50% and will have a further option to earn a further 20% interest in the property, for a total interest of 70%, by completing at its own expense, a positive feasibility study within three years by a mutually acceptable qualified third party.  Once Roca vests at 50% or 70% as applicable, the Company and Roca will form a joint venture, with all further costs to be shared on a pro rata basis.  The property option agreement remains subject to title confirmation and the completion of formal and definitive option joint venture documentation.

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

19.

Exploration costs

Year ended March 31, 2009	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2009

Exploration and development expenses
March 31, 2008, as previously reported	1,408,191	151,762	246,931	240,597	1,861,966	3,909,447
Adjustments	(1,408,191)	(151,762)	(246,931)	(240,597)	(1,861,966)	(3,909,447)
Restated, March 31, 2008	--	--	--	--	--	--
Incurred during the year
Assays and analysis	--	--	8,824	--	2,842	11,666
Community relations	32,040	--	--	--	--	32,040
Dredging and bulk sampling	112,276	--	--	--	--	112,276
Geological and geophysical	8,623	313	16,308	75,739	174,583	275,566
Site activities	191,578	46	1,003	1,742	147,280	341,649
Stock-based compensation	(3,888)	--	--	--	23,785	19,897
Travel and accommodation	30,955	--	5,456	-	17,239	53,650
Trenching	--	--	13,058	--	--	13,058
Write-off of equipment, net of recoveries	93,187	--	--	--	--	93,187
Total Expenses, March 31, 2009	$ 464,771	$ 359	$ 44,649	$ 77,481	$ 365,729	$ 952,989

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

19.

Exploration costs

Year ended March 31, 2008	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2008

Exploration and development expenses
March 31, 2007, as previously reported	1,531,782	150,563	220,266	41,368	1,077,716	3,021,695
Adjustments	(1,531,782)	(150,563)	(220,266)	(41,368)	(1,077,716)	(3,021,695)
Restated, March 31, 2007	--	--	--	--	--	--
Incurred during the year
Assays and analysis	1,630	--	5,835	1,338	16,889	25,692
Community relations	1,582	--	--	--	--	1,582
Dredging and bulk sampling	209,233	--	--	--	--	209,233
Drilling	--	--	--	120,470	391,483	511,953
Geological and geophysical	98,871	1,064	4,069	17,485	149,596	271,085
Site activities	698,330	135	2,186	3,304	133,778	837,733
Stock-based compensation	107,225	--	--	--	60,751	167,976
Travel and accommodation	236,037	--	3,470	69,432	31,753	340,692
Trenching	--	--	11,105	--	--	11,105
Expenditures in year	1,352,908	1,199	26,665	212,029	784,250	2,377,051
Government assistance	--	--	--	(12,800)	--	(12,800)
Total Expenses, March 31, 2008	$ 1,352,908	$ 1,199	$ 26,665	$ 199,229	$ 784,250	$ 2,364,251

CREAM MINERALS LTD.
(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended March 31, 2009, 2008 and 2007

(expressed in Canadian dollars, unless otherwise stated)

19.

Exploration costs

Year ended March 31, 2007	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties, Manitoba	Nuevo Milenio Property, Mexico	Total March 31, 2007

Exploration and development expenses
March 31, 2006, as previously reported	464,940	52,119	170,586	11,311	107,198	806,154
Adjustments	(464,940)	(52,119)	(170,586)	(11,311)	(107,198)	(806,154)
Restated, March 31, 2006	--	--	--	--	--	--
Incurred during the year
Assays and analysis	3,409	--	10,050	--	13,348	26,807
Community relations	41,327	--	--	--	--	41,327
Dredging and bulk sampling	464,781	--	--	--	--	464,781
Drilling	--	--	--	--	591,172	591,172
Geological and geophysical	181,500	97,809	28,941	133	152,119	460,502
Site activities	173,102	165	807	29,924	135,820	339,818
Stock-based compensation	--	--	--	--	33,153	33,153
Travel and accommodation	202,723	470	9,882	--	44,906	257,981
Total Expenses, March 31, 2007	$ 1,066,842	$ 98,444	$ 49,680	$ 30,057	$ 970,518	$ 2,215,541

SIGNATURES

Cream Minerals Ltd. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

CREAM MINERALS LTD.

Per:

/s/ Michael O’Connor

Michael O’Connor, President

DATED:

September 29, 2009

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1*	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
4.2	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1	List of Subsidiaries
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
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
C***

A technical report titled, “Evaluation Report, Dos Hornos and Veta Tomas, Gold Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude 104º46’53” West”, dated January 30, 2008.

D****

A technical report titled, “Revised Evaluation Report, Dos Hornos and Veta Tomas, Gold-Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude 104º46’53” West”, dated December 24, 2008.

*These exhibits have been filed with the Company’s registration statements and Annual Reports on Form 20-F and are incorporated by reference.

**Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-05-002324 on December 9, 2005, subsequently amended and filed via Form 6-K on EDGAR under Accession Number 0001137171-06-000254 on February 6, 2006.

***Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-08-000226 on March 12, 2008

****Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-09-000099 on February 11, 2009