Form 20-F
period 2010-03-31
CREAM MINERALS LTD
filed 2010-10-01
CIK 1066130

September 29, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended March 31, 2010 (with other information to August 31, 2010, except where noted)

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

None

Number of outstanding shares of Cream's only class of issued capital stock as at August 31, 2010:

88,324,202 Common Shares Without Par Value

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

Yes        No ☑

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

NOT APPLICABLE

Currency and Exchange Rates

All monetary amounts contained in this Annual Report are, unless otherwise indicated, expressed in Canadian dollars. On August 31, 2010, the Federal Reserve noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.9399 (see Item 4 for further historical Exchange Rate Information).

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 – “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. federal securities laws.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”.  These forward-looking statements are based on the Company's current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.  Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements.  The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise.

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

The following table sets out the U.S. dollar exchange rates, based on the noon rate at the Bank of Canada for the calendar years 2005 through 2009 and 2010 to date.

	o August 31, 2010	2009	2008	2007	2006	2005

End of Period	$0.9736	$0.9515	$0.8210	$1.0120	$0.8582	$0.8579
Average for Period	0.9654	0.8757	0.9381	0.9316	0.8818	0.8254
High for Period	1.0039	0.9716	1.0048	1.0908	0.9100	0.8690
Low for Period	0.9278	0.7692	0.8034	0.8437	0.8528	0.7872

	High and low exchange rates for the past six months
	August 2010	July 2010	June 2010	May 2010	April 2010	March 2010

High	0.9397	0.9724	0.9805	0.9885	1.0051	0.9988
Low	0.9844	0.9381	0.9429	0.9278	0.9803	0.9596

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

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits. Note that for industrial mineral properties, in addition to the Feasibility Study, “sales” contracts or actual sales may be required in order to prove the project's commerciality and reserve status.

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

Further Particulars of Cream's Properties

Cream is presently in the exploration stage without any assurance that a commercially viable ore deposit (a reserve) exists in any of Cream's properties until further geological work is done and a comprehensive economic feasibility study is conducted.

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of Cream Minerals Ltd. (“Cream” or the “Company”) for the years ended March 31, 2010, 2009 and 2008 was derived from the Company's consolidated financial statements audited by Morgan and Company, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2010, in Canadian dollars, presented in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) which differs in certain respects from generally accepted accounting principles in the United States (“US GAAP”).  A discussion of differences between Cdn GAAP and US GAAP is contained in Note 16 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17.  On September 24, 2010, the noon buying rate as quoted by the Bank of Canada was 1.0263 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31
Balance Sheet Data	2010	2009	2008 (as restated)	2007 (as restated)	2006 (as restated)
Total assets according to financial statements (Cdn GAAP)(1), as restated	$ 987	$ 1,013	$ 1,406	$ 1,433	$ 1,055
Total assets (US GAAP)(2)	987	1,013	1,406	1,433	1,055
Total liabilities	2,290	1,913	1,333	401	467
Share capital	24,596	24,609	23,777	21,483	18,530
Contributed surplus, accumulated comprehensive income, share subscriptions and loss and warrants	3,294	2,419	1,827	1,166	796
Deficit (Cdn GAAP), as restated	(29,193)	(27,928)	(25,531)	(21,617)	(18,738)
Deficit (US GAAP)	$ (29,193)	$ (27,928)	$ (25,531)	$ (21,617)	$ (18,738)

(Cdn$)	As at March 31
Period End Balances (as at)	2010	2009	2008 (as restated)	2007 (as restated)	2006 (as restated)
Working capital (deficiency)	$ (1,942)	$ (1,697)	$ (1,061)	$ 4	$ (34)
Mineral property interests (US GAAP)	455	588	856	816	518
Mineral property interests (Cdn GAAP), as restated	455	588	856	816	518
Shareholders' equity (Cdn GAAP), as restated	(1,303)	(900)	73	1,032	581
Shareholders' equity (deficiency) (US GAAP)	(1,303)	(910)	73	1,032	588
Number of outstanding shares	64,717	64,647	47,921	41,801	34,766

No cash or other dividends have been declared.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2010	2009	2008 (as restated)	2007 (as restated)	2006 (as restated)
Investment and other income	$ (5)	$ (1)	$ (6)	$ (23)	$ (1)
General and administrative expenses	684	1,092	1,446	686	764
Write-down (recovery) of value added taxes recoverable	--	--	--	--	(70)
Write-down of investments	--	--	--	--	25
Exploration costs	379	953	2,364	2,216	658
Mineral property write-downs	227	418	110	--	173
Future income tax recovery	(21)	(66)	--	--	--
Loss according to financial statements (Cdn GAAP)	(1,265)	(2,397)	(3,915)	(2,879)	(1,376)
Loss from continuing operations per common share (Cdn GAAP)	(0.02)	(0.04)	(0.08)	(0.07)	(0.04)
Loss according to financial statements (US GAAP)	(1,265)	(2,407)	(3,915)	(2,879)	(1,376)
Loss per share (US GAAP)(2)	(0.02)	(0.04)	(0.08)	(0.07)	(0.04)

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

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

The tables below include the quarterly results for the years ended March 31, 2010 (“fiscal 2010”) and 2009 (“fiscal 2009”).

(Cdn$)	Year Ended March 31, 2010
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ --	$ 6,793	$ 110	$ (2,245)
General and administrative expenses	224,501	228,396	131,965	92,827
Stock-based compensation	631	1,006	444	--
Write-down of mineral property interest	--	--	--	227,196
Exploration costs	86,315	93,520	260,952	61,714
Future income tax recovery	--	--	--	(21,137)
Loss according to financial statements (Cdn GAAP)	(311,447)	(322,922)	(393,361)	(237,172)
Loss according to financial statements (US GAAP)	(311,447)	(322,922)	(393,361)	(237,172)
Loss from continuing operations per common share	(0.00)	(0.01)	(0.01)	(0.00)
Loss per share (US GAAP)	(0.01)	(0.02)	(0.01)	(0.01)

(Cdn$)	Year Ended March 31, 2009
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4
Investment and other income	$ 66	$ 434	$ 20	$ 100
General and administrative expenses	244,636	265,303	156,856	211,262
Stock-based compensation	21,288	19,591	9,553	162,554
Property investigations	--	--	--	105
Write-down of mineral property interest	--	418,304	--	8
Exploration costs	441,467	269,750	171,011	70,761
Future income tax recovery	--	--	--	(65,702)
Loss according to financial statements (Cdn GAAP)	(707,325)	(972,948)	(337,420)	(378,883)
Loss according to financial statements (US GAAP)	(707,325)	(972,948)	(337,420)	(388,991)
Loss from continuing operations per common share	(0.01)	(0.02)	(0.01)	(0.01)
Loss per share (US GAAP)	(0.01)	(0.02)	0.01	0.01

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including note 16 that reconciles Cdn GAAP to US GAAP.

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Cream's operations and industry which may have a material impact on Cream's financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company's common stock.

Financial Risk Factors

Cream currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years' history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future.  Cream's consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  However, unless additional funding is obtained, this assumption will change and Cream's assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2010, is $29.1 million), which casts substantial doubt on the ability of Cream to continue as a going-concern.  Cream has no revenue other than interest income.  A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company's exploration properties in the near future.  All of Cream's short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2010, Cream had a working capital deficiency of $1,942,480 compared to a working capital deficiency of $1,697,238 at March 31, 2009.  Working capital is defined as current assets less current liabilities.

In addition, funds have been advanced to the Company by Frank A. Lang, the Company's significant shareholder, for working capital.  At August 31, 2010, an additional $50,000 was advanced in excess of the $1,057,100 that had been advanced to the Company by Mr. Lang at March 31, 2010, with some advances bearing interest at 12% per annum, and all advances with no fixed terms of repayment.  These funds will be repaid from any equity capital raised by the Company, or be converted to equity, which would increase the number of common shares issued and outstanding.

Cream may be unable to obtain the funds necessary to expand exploration.  Cream's operations consist, almost exclusively, of cash consuming activities given that its main mineral project is in the exploration stage.  Cream will need to receive significant (i.e. upwards of $2 million) new equity capital or other funding annually for the foreseeable future in order to fund its current planned exploration programs, and failing that, may cease to be economically viable.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  On July 22, 2010, Roca notified the Company that it would not be proceeding with the option agreement, and the agreement was terminated.

The Company currently does not have sufficient financial resources to undertake all of its planned activities in fiscal 2011.  This includes significant expenditures on property investigations and additional property acquisitions or staking of claims in Mexico, Canada or in other locations that may come to the attention of the Company.  The Company has been successful in the past in obtaining financing through the sale of equity securities, but as a venture capital company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If Cream fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties and/ or reduce or terminate operations.  The Company's exploration programs would have to be prioritized to fit within cash availability.

Currently, Cream is reviewing strategies for a private placement equity financing that would carry the Company through the next year of operations at a minimum.  It is expected that warrants would be attached as part of the private placement to fund the Company for a further one to two-year period.  Any such financings will result in dilution of the Company, depending on the number of common shares issued.

On September 27, 2010 Endeavour Silver Corporation announced an unsolicited all cash offer to purchase 50.1% of the outstanding common shares of Cream for at a price of Cdn$0.12 per share. The Company's Board of Directors has formed a Special Committee to review the Endeavour Silver Corporation offer as well as any offers that might come forward.

Volatile gold and silver prices and external market conditions can cause significant changes in the Company's share price because as the prices of precious metals increase or decrease, the economic viability of the mineral properties is affected.  Cream has no history of mining or sources of revenue.  It is dependent upon financing from forms of capital, whether from issuance of its common shares, joint ventures, or other form of business venture.  The Company is exploring for gold, silver and other gems and metals, and historically the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to volatility of gold and silver prices and also to the success or failure of the Company's exploration programs.  Market conditions not directly related to mining activities also affect the Company's ability to raise equity financing.

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

The Company's exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  The Company may be unable to obtain all permits required for exploration and development, and the costs of obtaining these permits may not be commercially reasonable.  Existing laws and regulations may be modified, which could have an adverse effect on any exploration project that the Company might undertake.

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

Risk Factors Associated with Mining and Exploration

Cream's exploration efforts may be unsuccessful in locating viable mineral resources.  Resource exploration is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Cream's projects have uncertain project realization values.  Cream changed its accounting policy with respect to the deferral (capitalization) of exploration costs in fiscal 2009.  The Company continues to defer (capitalize) acquisition costs incurred in connection with its projects on its balance sheet.  Cream believes the acquisition costs (of approximately $0.5 million at March 31, 2010) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore.  There can be no assurance that Cream could dispose of the projects for their financial statement carrying values, and in such circumstances a diminution in the book value of shareholders' equity would be the result.

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

Other Risk Factors

Cream is dependent on its ability to recruit and retain key personnel.  The success of the activities of Cream is dependent to a significant extent on the efforts and abilities of its management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  Cream does not maintain key employee insurance for any of its employees.  In fiscal 2009 the Company appointed a new President and Chief Executive Officer of the Company, effective October 2, 2009.  The former President remains as Non-Executive Chairman of the Company.  The Company has relied on the Non-Executive Chairman of the Company for many of its cash advances to date.  Cream has relied on and will continue to rely upon consultants and others for exploration, development and technical expertise.  The ability of the Company to retain employees and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

Further funding will be required to avoid loss of interest in certain of its mineral properties.  Cream's acquisition rights to the various projects are contingent on its ability to meet its funding commitments.  Currently, Cream's only means of generating funds is through equity offerings of its securities, and there can be no assurance that such financings will generate any or sufficient amounts to allow Cream to discharge its obligations, which include cash payments and required exploration expenditures.  In the event Cream is unable to discharge its obligations in a timely manner, Cream may be forced to forfeit interests in its mineral property interests.

Cream's title to mineral property interests may be challenged.  Although Cream has done a review of titles to its mineral interests it has not obtained title insurance or any formal legal opinion with respect to its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Cream's mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company's properties and prospects in this jurisdiction may be affected in the future.  The Company's mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

The Company has terminated any interests in the onshore and offshore claims in Sierra Leone.

Cream's directors and officers serve as directors and officers of other publicly traded junior resource companies.  Some of the directors and officers of Cream serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Cream.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflict of interest which may arise between the directors' duties to Cream and their duties to the other companies on whose boards they serve, the directors and officers of Cream expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies.

Cream may not be able to insure certain risks which could negatively impact the Company's operating results.  In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides, fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult for U.S. investors to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities directly predicated upon the U.S. federal securities laws.  A majority of the Company's directors and officers are residents of Canada and all of the Company's assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”).

Cream has been operating in the foreign jurisdictions of Sierra Leone and Mexico, which have different risks than those of British Columbia, Canada.  Cream's activities in Mexico and until 2009 in Sierra Leone may be subject not only to risks common to operations in the mining industry, but also to the political and economic uncertainties of operating in foreign jurisdictions.  This may result in misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes or environmental regulation, any or all of which could have an adverse impact upon Cream.  Cream's operations may also be affected in varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.  Cream's operations and exploration activities in Mexico are subject to Mexican federal and state laws and regulations governing protection of the environment.  These laws are continually changing and, as a general matter, are becoming more restrictive.

Mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry and foreign investors.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business.  Operations may be affected in varying degrees by government regulations, policies or directives with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, and repatriation of income, royalties, environmental legislation and mine safety.

The values attributed to Cream's mineral properties do not necessarily reflect realizable value.  The amounts attributed to Cream's properties in its financial statements represent acquisition expenditures to date, and should not be taken to necessarily reflect realizable value.

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Cream expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may have been a PFIC in prior fiscal years and may continue to be a PFIC in subsequent years.  If Cream is a PFIC for any year during a U.S. taxpayer's holding period, such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Cream.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Cream's net capital gain and ordinary earnings for any year in which Cream is a PFIC, whether or not Cream distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess, if any, of the fair market value of the common shares over the taxpayer's tax basis.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

Cream's stock price may limit its ability to raise additional capital by issuing common shares.  The low price of Cream's common shares also limits Cream's ability to raise additional capital by issuing additional shares.  There are several reasons for this effect.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream's shareholders pay transaction costs that are a higher percentage of their total share value than if Cream's share price were substantially higher.

The liquidity of Cream's shares in the United States markets may be limited or more difficult to effectuate because Cream is a “Penny Stock” issuer.  Cream's stock is subject to U.S. “Penny Stock” rules which make the stock more difficult for U.S. shareholders to trade on the open market.  The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks.  Penny stocks are equity securities with a price of less than US$5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system.

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  At the present market prices, Cream's common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock.  Accordingly, United States broker-dealers trading in Cream's shares will be subject to the Penny Stock Rules.  Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stocks.  As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Cream, if a market for the shares should develop in the United States.

The market for the Company's stock has been subject to volume and price volatility which could negatively affect a shareholder's ability to buy or sell the Company's shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company and events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company's common shares in Canada, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Cream's shares have ranged between $0.05 and $1.38 in the last three years.

Significant potential equity dilution and end of lock-ups.  A summary of Cream's diluted share capital at August 31, 2010, is as follows:

Number of Warrants	Exercise Price	Expiry Dates
9,334,400	$0.20	January 28, 2011
22,963,214	$0.10/$0.15	April 13, 2011/12
144,000	$0.10/$0.15	April 13, 2011/12

Cream has a large number of stock options outstanding (4,136,500 at August 31, 2010), all of which are exercisable at prices ranging from $0.12 to $0.50 per share which will likely act as an upside damper on the trading range of Cream's shares.  At August 31, 2010, there are no common shares of Cream subject to hold period restrictions in Canada and no shares with hold restrictions in the United States.  At August 31, 2010, there are 9,334,400 warrants exercisable at $0.20 until January 28, 2011; 23,107,214 warrants exercisable at $0.10 until April 13, 2011; and at $0.15 until April 13, 2012.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream's shares.  Dilutive securities at August 31, 2010, represent approximately 41.41% of Cream's then issued and outstanding shares.  Of these dilutive securities, at August 31, 2010, 11,754,400 (26.16%) of these shares are exercisable at $0.10, which is $0.03 above the approximate trading price of the common shares at August 31, 2010.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The Company's executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

Telephone: (604) 687-4622

Facsimile: (604) 687-4212

Email: info@creamminerals.com

Website: www.creamminerals.com

The contact person in Vancouver, British Columbia, is Michael O'Connor, President and Chief Executive Officer.

The Company does not have an agent in the United States.  The mailing address of the Company is the Company's executive office at the address noted above.  Cream operates directly and also through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”).  It also had three subsidiaries in the British Virgin Islands, Cream Minerals Holdings Ltd., which held the shares of Cream Minerals Sewa Ltd. and Cream Minerals Offshore Ltd., with branch offices registered in Sierra Leone.  The British Virgin Island companies have lapsed.  References to “Cream” or to “the Company” include Cream de Mexico except where otherwise indicated

The Company's fiscal year end is March 31.

The Company's common shares are listed on the TSX Venture Exchange under the symbol “CMA.”  Cream also trades on the Over the Counter Bulletin Board in the United States under the symbol CRMXF, and trades on the Frankfurt market under the symbol “DFL”.

Cream Minerals Ltd. ("Cream", or the "Company") was incorporated under the laws of the Province of British Columbia, Canada as Cream Silver Mines N.P.L. on October 12, 1966, with an authorized capital of 3,000,000 shares, each having a par value of $0.50.  By Special Resolution passed on July 12, 1974, Cream cancelled its Memorandum and Articles and substituted a new Memorandum and Articles therefore providing for the limited liability of members and the increase of the authorized capital to 10,000,000 shares with a par value of $0.50 each.  By Special Resolution passed September 24, 1987, Cream again altered its Memorandum, changing its name to Cream Silver Mines Ltd. in its English form and "Mines Cream Silver Ltee." in its French form and amending its authorized share capital to 30,000,000 common shares without par value.  By Special Resolution passed September 15, 1994, Cream altered its Memorandum to consolidate its authorized and issued share capital of 30,000,000 common shares on a five-for-one basis into 6,000,000 common shares authorized, and issued common shares were consolidated from 18,707,937 common shares on a five-for-one basis into 3,741,587 common shares; to further increase its authorized capital to 50,000,000 common shares without par value (the "Common Shares"); and to change its name to Cream Minerals Ltd.  Cream has been listed on the TSX Venture Exchange (the "TSX Venture"), formerly the Vancouver Stock Exchange (“VSE”), since June 3, 1970.  The Company subsequently altered its Memorandum to increase its authorized capital to 500,000,000 common shares.  Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia).  The Business Corporations Act (British Columbia) does not require a company's Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares.  Effective September 21, 2004, the Company altered the authorized capital of the Company from 500,000,000 shares without par value to an unlimited number of shares without par value.

At Cream's request, the VSE placed Cream on inactive status on August 12, 1994.  Cream had requested inactive status in order to reorganize its affairs after the British Columbia provincial government placed Cream's Vancouver Island mineral claims adjoining those of Westmin Resources Ltd. in moratorium, and refused to grant Cream a permit to explore these claims.  The claims, in Strathcona Park on Vancouver Island, were placed in moratorium in connection with the Strathcona Park area being declared a provincial park in 1972.  These actions by the provincial government left Cream with no viable project at the time and with little working capital.  The claims currently remain in moratorium.  Throughout the early to mid-1970s, Cream initiated several court cases seeking compensation for these claims.  The matter was ultimately decided by a decision of the British Columbia Court of Appeal denying Cream's right to compensation.  Leave to appeal this decision to the Supreme Court of Canada was refused and Cream was then advised that it was without further legal recourse with respect to its Vancouver Island claims.  Recently, the British Columbia Court of Appeal specifically overruled its previous decision in the Cream case.  The Company reviewed its legal position in the light of this development, but has been advised that it remains bound by the previous decision.

Following Cream's entry into inactive status, Cream embarked on a reorganization program that included a consolidation of its issued and outstanding share capital and subsequent increase of authorized capital (as described above); a restructuring of the Board of Directors and appointment of new officers; a review of its financial affairs which included completing two private placements for the issuance of a total of 680,000 units, each consisting of one common share and one warrant, at a price of $0.35 per unit, which raised a total of $231,000; and a review of its property holdings.  During Cream's inactive period, certain of its claim groups in British Columbia were allowed to lapse, and others were sold off.  Following completion of this reorganization, Cream resumed active status on April 11, 1996.

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties.  For most of the past three completed years, and prior thereto, the Company has been principally attempting to locate deposits of precious metals in the Province of British Columbia, Canada and Mexico.  The Company also has mineral claims in the Province of Manitoba, and in February 2005, entered into an agreement to explore for diamonds in Sierra Leone.  The Company was renewed the license for the offshore claim in Sierra Leone in June 2009, but did not renew the license in June 2010.

The Company's most significant property is the Nuevo Milenio property, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, having staked the property in 2000.  In fiscal 2005, the Company received a report recommending that an additional exploration program be carried out on the Nuevo Milenio property, and exploration has been conducted on the property since that time.  On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would have allowed Roca to earn up to a 70% interest in the Nuevo Milenio Project.  On July 22, 2010, Roca informed the Company that it would not be proceeding with the option agreement, and the agreement was terminated.

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

In 1996 Cream entered into several option agreements by which it acquired 100% interest in the Kaslo Silver Property in British Columbia.  In 2003 Cream wrote down its deferred acquisition and exploration costs on the Kaslo Silver property to a nominal carrying value of $1 to reflect the extended period of inactivity by the Company on the property.  The property is in good standing, and at present, minimal exploration is being carried out on the property, other than maintenance of the claims.

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($90,000 paid) over six years.  The final payment of $20,000 was extended over a period of four months, at $5,000 per month from June to September 26, 2010.  All the payments of $5,000 have been made pursuant to the amended agreement as of the date of this Annual Report.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2.0% net smelter returns royalty (“NSR”) on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.  The Lucky Jack option agreement has been written down by $180,999 to a nominal carrying value of $1, as no exploration has been carried out on the property for a period of three years.

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

In fiscal 2005, the Company also entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream earned a 70% interest in CDF's interest in the two licence areas, by issuing a total of 500,000 common shares, and incurring exploration costs of US$800,000.  A joint venture was to be formed between the parties with each party to contribute to further expenditures on the property in accordance with its interest.  The Chairman of the Company holds approximately 34% of the issued and outstanding shares of CDC, incorporated in British Columbia.  In the years ended March 31, 2007, 2008 and 2009 the Company conducted work programs on the claims.  The initial exploration results were promising on the offshore claims, but as the program continued, results did not meet the Company's expectations and as a result, the Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in fiscal 2008.  Further write-downs of acquisition costs of $113,324 were recorded with respect to the onshore claims in fiscal 2009 and these were not renewed.  In August 2009, the Company renewed the 91.39-square kilometer offshore licence Expl 8/2005 for one year, but did not renew the license in June 2010.

In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 kilometres southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totalling $105,000 ($95,000 paid) and issuing 200,000 common shares (200,000 issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  After a short exploration program, the Company determined that the property did not meet its expectations, returned the property to the optionor and recorded a write-down of acquisition costs of $34,250 in fiscal 2009.

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 and the issuance of 400,000 shares (40,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Cream's principal capital expenditures and divestitures (in 000's) over the three fiscal years ended March 31, 2010, are as follows:

Year
(i) Amounts Deferred (capitalized or invested)
2010	150
2009	150
2008	150
(ii) Amounts Written Down
2010	227
2009	418
2008	110
(iii) Amounts Expensed as Exploration and Property Investigation Costs
2010	379
2009	953
2008	2,366

The principal capital expenditures (in 000's) currently anticipated for the ensuing year are as follows:

Exploration Projects
2010/11 Activities	$650

B.

Business Overview

General

Cream is engaged in the exploration of natural resource properties and has been so engaged since its inception in 1966.  Over the past five years, until fiscal 2010, Cream has focused its efforts primarily in British Columbia, Sierra Leone and in Mexico.  In fiscal 2009, the Company changed its accounting policy with respect to exploration costs, and commenced expensing them, instead of capitalizing them.  Acquisition costs continue to be capitalized.

In 1999, Cream entered into an exploration program on the Nuevo Milenio property, State of Nayarit, Mexico.  Cream explored the Nuevo Milenio property until the year ended March 31, 2005, at which time it wrote the property down by $1,523,030 to a nominal carrying value of $1.  With the change in accounting policy, these costs would have been recorded as expensed in the period incurred, and there would have been no write-down with respect to the property.  No acquisition costs are associated with the property, as the property was located, or staked.  A report prepared in late 2005 recommended further work, and after an additional $59,655 in exploration costs was written off relating to the Nuevo Milenio property in the first half of the year ended March 31, 2006, the Company re-commenced exploration on the Nuevo Milenio property and started capitalizing exploration expenditures again at that time.  Exploration has been conducted on the property since that time, and exploration expenses totalled $784,250 in fiscal 2008; $365,729 in fiscal 2009 and $245,753 in fiscal 2010.  Exploration activity in the year ended March 31, 2010, continues to be lower due to the difficulty in raising capital for junior exploration during the global economic downturn.  On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would have allowed Roca to earn up to a 70% interest in the Nuevo Milenio Project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio Project, Roca was to spend a cumulative US$12,000,000 for exploration work on the property by July 24, 2013.

On July 22, 2010, Roca notified the Company that it was not proceeding with the option agreement and the agreement was terminated.

During the year ended March 31, 2003, Cream entered into three option agreements on mineral property interests in the Province of British Columbia, the Kootenay Gemstone property and the Goldsmith and Lucky Jack properties, which are contiguous to each other.  The Company also has a 100% interest in the Kaslo Silver property, which it has held since 1996.

During fiscal 2007, and in fiscal 2008, the Company entered into option agreements to acquire up to 100% interest in two mineral property interests in the Province of Manitoba, the Wine claims and the Grand Nickel Project.  The grand Nickel project was written off in the year ended March 31, 2009.

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 and the issuance of 400,000 shares (40,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010 Cream filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The Company has let the LOI lapse until such time as the optionor resolves an issue concerning title to the property.

All of the Company's exploration properties and property agreements remain in good standing or are in the licence renewal process.  Exploration programs continually require additional funds, however, and there is no certainty that such funds can be raised.  Cream's properties are without a known body of commercial ore, and Cream's activities on such properties to date have been exploratory in nature.

Cream Minerals Ltd. Current Property Location Maps

The prices of common shares of junior exploration companies are indirectly tied to metal prices, including gold and silver prices which have fluctuated in the past ten years.  This affects the Company's ability to raise capital which impacts exploration activity.  The ability to raise funds for exploration in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 1997 are shown below, which shows the fluctuation in the price of gold.  Metals prices also affect the rate of return on a mining property that may reach the development stage over the longer term.

Year	Average price per ounce (US$)	High price per ounce (US$)	Low price per ounce (US$)
1997	331	362	283
1998	294	313	283
1999	279	326	253
2000	279	313	264
2001	271	293	256
2002	310	349	278
2003	363	416	320
2004	410	454	375
2005	445	537	411
2006	603	725	525
2007	695	841	608
2008	872	1,011	712
2009	972	1,212	810
2010 to August 31	1,166	1,261	1,058

Cream does not have any operating revenue although historically it has had minor interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

See Item 3 D – Risk Factors for risks relating to the possible material effects of government regulations on the Company's business.  To date, the Company has conducted early-stage exploration on its mineral property interests.  Generally, exploration activity must be permitted before being undertaken, and land disturbance is reclaimed after exploration activity is complete.  Environmental and permitting costs have not been material to date.  If the Company were to enter the development and/or production stages, environmental and regulatory costs would be more significant.

C.

Organizational Structure

The Company currently has one direct wholly-owned subsidiary, Cream Minerals de Mexico, S.A. de C.V., incorporated in Mexico.  Cream Minerals Holdings Ltd. was incorporated in the British Virgin Islands.  Cream Minerals Holding Ltd. held two subsidiaries, Cream Minerals Sewa Ltd. and Cream Minerals Offshore Ltd., incorporated in the British Virgin Islands, with branch offices registered in Sierra Leone.  The Company has let the three subsidiary companies lapse in the year ended March 31, 2010.  Unless the context otherwise requires, references herein to the “Company” or “Cream” includes the subsidiaries of the Company.

D.

Property, Plant and Equipment

The Company has mineral exploration interests in mineral properties in Canada and Mexico.  Until June 2010, it held one offshore mining license in Sierra Leone.  The Company's mineral property interests in Canada and Mexico are in good standing and all payments on the properties are up to date.

None of the Company's projects have known reserves, and its proposed programs are exploratory in nature.  During the three years ended March 31, 2010, the Company has conducted exploration on the following mineral property interests.

1.

Mexico Exploration Properties

a.

The Nuevo Milenio Property, Nayarit, Mexico

MEXICO

MEXICO
NUEVO MILENIO
Tepic
Puerto Vallarta
Guadalajara

The Nuevo Milenio property is located south east of the city of Tepic in the State of Nayarit, Mexico.  The property encompasses several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes and totals 2,560 Hectares (Ha).  Work on the property from 2000 to 2004 was concentrated within the five-km diameter Nuevo Milenio Caldera.  A report on an Enzyme Leach orientation study was completed by Dr. G. H. Gale, P. Eng., province of Manitoba, to determine if partial leach analytical methods could be used in delineating exploration targets.  Dr. Gale recommended that the three targets, Once Bocas, Cafetal and South Once Bocas areas be more fully investigated with a partial leach survey to establish potential drill targets in these areas of alteration, disseminated mineralization and silica stockworks.  The cost of the recommended work was estimated to be US$150,000-US$175,000, exclusive of a follow-up drill program.  Dr. G. H. Gale, P.Eng. is a “Qualified Person” for the purposes of NI 43-101.

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

In support of the revised underground development plan, Cream initiated the required environmental studies, including biological, hydrological and land use, as well as a survey of the proposed area for the portal.  The Company did not pursue completion of the environmental permits and negotiations to secure surface rights or commence work on a planned cross-cut due to the signing of an option agreement with Roca that was entered into effective July 24, 2009.

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

Tonnes: 5,088,000 Au: 1.660 g/t, Ag 251.09 g/t Au: 271,500 oz, Ag: 41,072,000

Silver Equivalent (Gold -- Silver price Ratio = 50:1):   54,647,000 oz (assumes 100% recovery)

Mr. Ferdinand (Fred) Holcapek, P. Eng., is supervising exploration programs on the Company's Properties in Mexico and is the Company's "Qualified Person" for the purpose of NI 43-101.  Mr. Holcapek is responsible for the technical information, which has also been vetted by Dr. A. D. Drummond P. Eng., consultant to the Company.

On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would allow Roca to earn up to a 70% interest in the Nuevo Milenio Project On July 22, 2010, Roca notified the Company that it would not be proceeding with the option agreement, and the agreement was terminated.

Highlights of the Roca drill program carried out during the term of the option agreement:

Dos Hornos Segment 1 and 2

Drilling Highlights

•

The initial program comprised five HQ-size diamond drill holes, each of which were primarily designed to twin existing drill holes by Cream.

•

Drill hole NM-10-01 intersected 11.98 metres (8.64 metres estimated true width (“ETW”) averaging 239.5 g/mt Ag and 0.942 g/mt Au, including 4.98 metres (3.59 metres ETW) grading of 434.0 g/mt Ag and 1.585 g/mt Au.  This intersection successfully replicates the 12-metre interval encountered in historic drill hole DDH-02-06, but returned a 62% increase in silver grade and a 103% increase in gold grade over the twinned interval;

•

Drill hole NM-10-02 intersected 10.98 metres (7.80 metres ETW) averaging 103.0 g/mt Ag and 0.457 g/mt Au, including 2.78 metres (2.00 metres ETW) grading 262.9 g/mt Ag and 1.50 g/mt Au.  This is a narrower intersection than encountered in its twin, drill hole DDH-07-32, and the intervals are not directly comparable.

Comparison of DHH-02-06 and NM-10-01 (Dos Hornos Segment 1)

Drill Hole	From m	To m	Interval m	Au g/t	Ag g/t
DDH-02-06	108.50	120.50	12.00	0.465	147.8
NM-10-01	108.03	120.01	11.98	0.942	239.5
including	108.03	113.01	4.98	1.585	434.0

Summary of DHH-07-032 and NM-10-02 (Dos Hornos Segment 2) Veta Tomas Zone

Drill Hole	From m	To m	Interval m	Au g/t	Ag g/t
DDH-07-32	86.00	103.80	17.80	0.734	84.4
including	99.80	103.80	4.00	1.436	288.9
NM-10-02	86.95	197.78	10.83	0.457	103.0
including			2.78	1.499	262.9

Drilling Highlights

•

Drill hole NM-10-03 intersected 9.84 metres (6.96 metres ETW) averaging 31.6 g/t Ag and 0.942 g/t Au, including 0.88 m (0.62 m ETW) grading 76.8 g/t Ag and 3.778 g/t Au.

•

Drill hole NM-10-04 intersected 4.55 metres (2.92 metres ETW) averaging 1,299 g/t Ag and 4.27 g/t Au, including 3.11 metres (2.00 metres ETW) grading 1,886 g/t Ag and 6.18 g/t Au, and including 1.05 metres (0.67 metres ETW) grading 4,712 g/t Ag and 15.54 g/t Au.

Table 1: Comparison of DDH-06-20 and Twin NM-10-03 (Veta Tomas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-20-06	148.80	160.80	12.00	110.4	1.183
NM-10-03	155.49	165.33	9.84	31.6	0.942

Table 2: Comparison of DDH-07-23 and Twin NM-10-04 (Veta Tomas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-07-23	78.60	84.60	6.00	525.7	1.706
NM-10-04	82.35	86.90	4.55	1299	4.27
Including	82.35	85.46	3.11	1886	6.18

Summary of Dos Hornos – Veta Tomas drill results

•

Drill holes NM-10-01 to NM-10-04 tested the Dos Hornos - Veta Tomas vein system over a strike length of approximately 850 metres, with hole-spacing from 225 metres to 380 metres - previous work outlined the zone over a minimum strike length of 1,300 metres and it remains open to the north, south and down dip.

Once Bocas Zone

Once Bocas is a broad, moderate to intense argillic alteration zone that includes numerous well-developed quartz stockworks and several discrete veins.  The zone has a minimum strike length of 350 metres, its vertical dimension is more than 150 metres and its width at surface is approximately 100 metres. Additional surface showings to the northwest and southeast along strike suggest that the Once Bocas zone could have an overall strike length well in excess of 1,000 metres.  Drill hole NM-10-05, a twin of Cream drill hole DDH-06-03, was collared on the central part of the known Once Bocas zone, 550 metres west-southwest of drill hole NM-10-01. Hole NM-10-05 successfully cut the zone returning multiple intersections of low-grade silver-gold mineralization within which high-grade silver-gold veins occur.  The following table compares previous sample intervals and assays with those from drill hole NM-10-05 of the 2010 program.

Drilling Highlights

•

Drill hole NM-10-05 intersected several intervals of silver-gold mineralization at Once Bocas, returning a near-surface interval of 12.19 metres averaging 90.9 g/t Ag and 0.496 g/t Au (including 2.49 metres grading 379.6 g/t Ag and 2.238 g/t Au), two intermediate intervals, and a lower 4.07-metre interval averaging 114.5 g/t Ag and 0.311 g/t Au; and,

•

Once Bocas has had very limited drilling to date, however the recent results highlight mineralization extends beyond discreet veins and into appreciable zones of altered wallrock, locally containing quartz stockworks and sheeted veinlets.

Table 3: Comparison of DDH-06-03 and NM-10-05 (Once Bocas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-06-03	18.00	30.00	12.00	109.6	1.170
Including	26.00	28.00	2.00	471.7	5.479
And	132.00	146.00	14.00	18.7	0.135
And	186.00	188.00	2.00	46.0	0.136
NM-10-05	18.30	30.49	12.19	90.9	0.496
Including	25.61	28.10	2.49	379.6	2.238
Including	26.55	28.10	1.55	568.2	3.327
And	108.23	112.80	4.57	27.3	0.174
And	125.00	134.15	9.15	40.6	0.110
Including	131.10	134.15	3.05	92.2	0.128
And	245.93	250.00	4.07	114.5	0.311
Including	246.95	248.48	1.53	227.0	0.713

Numerous other areas of interest on the property are yet to be explored, including a large circular area on strike to the northeast that is covered by a silica cap.  The drilling results successfully demonstrate that conventional HQ diamond drilling can readily test the zones of interest at Nuevo Milenio - core recovery averaged 90% or greater in the zones of interest initially sampled, compared to historic recoveries for the Project that ranged from 20% to 80%.  Lower recoveries occur over narrow clay-gouge intervals.

All diamond drilling for the program was carried out by Falcon Perforaciones Mexico, S.A. de C.V.  All assaying was being conducted by ACME Analytical Laboratories of Vancouver, BC.  Samples are analyzed for 36 elements using four-acid digestion ICP-ES and for gold and silver using fire assay fusion with ICP-ES finish. Over-limits for gold and silver are re-assayed using a gravimetric finish.

Roca engaged Mr. Robert (“Bob”) Lane, P.Geo, a recognized authority on epithermal gold and silver mineralization to oversee the exploration program at Nuevo Milenio.  Mr. Lane was the NI 43-101 qualified person responsible for the supervision of the drilling and sampling program to July 22, 2010, when the agreement with Roca was terminated.

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010 Cream filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The newly denounced land package is located to the West of, and adjoins the Las Habas Project. The denouncement will increase Cream's land holdings in the area to 1036 Ha (10.36 km2), subject to the issuance of title to the land.  The Company has not proceeded with this project at this time.

Expenditures incurred on the Nuevo Milenio property and property investigations in Mexico in fiscal 2010, with the fiscal 2009 numbers in brackets include the following: assays and analysis - $18,842 ($2,842); geological and geophysical - $75,920 ($174,583); site activities - $137,714 ($147,280); stock-based compensation - $Nil ($23,785); and travel and accommodation - $13,277 ($17,239).

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

The Hima licence was located on the Sewa River downstream from the prolific Kono diamond fields and more than 80 kilometers of alluvial diamond workings in river terraces and active channel gravels.  This licence was chosen in the belief that certain segments of the river channel had not been previously mined by artisanal operators due to the depth of the water (3-5 meters) and a government policy of reserving the licence area for industrial-scale dredging, but the Company has since ascertained that certain segments of its licence have been mined by artisanal miners.  While there are areas on the claim that have not been tested or mined, the Company was not able to fully explore these areas and did not renew the exploration licence.

The Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in fiscal 2008.  A further write-down of acquisition costs of $113,324 were recorded with respect to the onshore claim in fiscal 2009, which was not renewed.  In fiscal 2010, the Company wrote off the acquisition costs of $25,467 relating to the offshore license it renewed in June 2009.  The license was not renewed in June 2010.

Mr Val Collier acted as Country Agent for Cream to assist in the disposition of assets in Sierra Leone and was instrumental in the renewal of the offshore licence in 2009.  The Company incorporated two separate British Virgin Island (“BVI”) companies, which would allow more flexibility for operations in Sierra Leone.  KPMG Partners in Freetown assisted with the registration of the Cream BVI companies in Sierra Leone, which was completed at the end of April 2008.  The Company has not renewed the offshore license in Sierra Leone, and the BVI companies have been allowed to lapse.

The Company searched for a venture partner to assist with exploration on the offshore licence Expl 8/2005 (or EPL 5/94), and as it was unable to find a partner or partners, Cream determined that it would not renew the offshore license in June 2010.

Expenditures incurred on the Casierra property in fiscal 2010, with the 2009 numbers in parentheses include the following:  Acquisition costs - $25,466 ($Nil); community relations - $Nil ($32,040); dredging and bulk sampling - $Nil ($112,276); geological and geophysical - $2,877 ($8,623); site activities - $21,173 ($191,578), stock-based compensation –  $Nil (recovery of $3,888); and travel and accommodation- $460 ($30,955).  Amortization of equipment is included in site activities.  In fiscal 2009, the Company wrote off equipment, net of recoveries, in the amount of $93,187.

At March 31, 2010, the Casierra property in Sierra Leone has a carrying value of $Nil.

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

KASLO PROPERTY, BC

BRITISH COLUMBIA
Prince George
Kamloops
Vancouver
Victoria
Kaslo
Slocan
Trail
KASLO SILVER PROPERTY
KASLO
SLOCAN
NELSON
Salmo
TRAIL
Creston

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

Black Bear Group of Claims

For a description of Cream's interest in this property, see “Kaslo Silver Property” under this Item 4.

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

Black Fox Claims

In June 1998, Cream purchased a 100% interest in the Black Fox Claims located near Kaslo, British Columbia.  The property comprises three crown-granted mineral claims:  the Daisy, Black Fox and California.  The former Black Fox mine workings are located on the Daisy Claim, immediately adjacent to the Cork-Province area on Cream's Bismark Claims.  The claims lie on the southwest extension of the Cork Shear Zone.

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

Ms. Linda Dandy, P.Geo. of P&L Geological Services, has supervised the Company's Canadian exploration programs summarized above and is the Company's supervisor and “Qualified Person” for the purpose of NI 43-101.

b.

Kootenay Gemstone Property, BC

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totalling $100,000 ($20,000 paid) over 72 months.  The optionor could retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  In fiscal 2009, the Company determined that the exploration results did not meet the Company's expectations and the property was returned to the optionors and the Company wrote off acquisition costs of $270,738.

c.

Goldsmith Property, British Columbia

Introduction

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($90,000 paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.  The last payment of $20,000 was paid in four instalments subsequent to March 31, 2010.

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

The Lucky Jack claim groups are being worked contiguously with the Goldsmith claims and are considered jointly to make up the Goldsmith Property.  The acquisition costs of the Lucky Jack claims were written down by $180,999 to a carrying value of $1 in fiscal 2010.

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

GOLDSMITH PROPERTY, BC

GOLDSMITH GOLD PROPERTY
BRITISH COLUMBIA
Prince George
Kamloops
Vancouver
Victoria
Kaslo
Trail
KASLO
SLOCAN
NELSON
Salmo
TRAIL
Creston

Previous Work

Portions of the Goldsmith Property were worked by Westmin Resources in 1980 and 1981.  Work included soil sampling, geological mapping, trenching and diamond drilling.  The 1981 drilling and trenching programs were concentrated on the Lucky Jack and Goldsmith areas.  Trenching and/or drilling returned narrow widths of high grade gold mineralization in both areas.

No significant exploration programs were carried out on the property after 1982, until Cream's exploration programs on the property.

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

Total exploration incurred in fiscal 2010 on the Goldsmith and Lucky Jack Claims (2009 includes the Kootenay Gemstone) totalled $2,815, compared to $44,649 in fiscal 2009.  .

Ms. Linda Dandy, P.Geo. of P&L Geological Services, is the Company's project supervisor and “Qualified Person” for the purpose of NI 43-101.

4.

Manitoba Properties – Manitoba, Canada

a.

Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 and the issuance of 400,000 shares (40,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company conducted a linecutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry property.  A strong chargeability response - the IP response parameter - was obtained over the 250-metre by 400-metre outcrop containing numerous gold occurrences.  The outcrop is in the northeastern end of a strong response of some 900 metres length that strikes southwesterly paralleling numerous splays of the Mikanagan fault zone. Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly.  At present the data is being compiled and will be assessed with that of historical exploration work done in the immediate area, to better define targets for a follow-up drill program.

Mr. Peter Walcott P.Eng supervised the IP programs on the Blueberry Project. He is responsible for the technical reporting and is the Company's “Qualified Person” for the purpose of National Instrument NI 43-101.

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

Cream's exploration plans included investigating the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was to investigate a large geophysical anomaly situated 100 meters west of the Wine showing.

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

Results of drilling completed in the summer of 2007 on the Wine Property recommended a VTEM airborne survey be conducted.  The VTEM survey was flown over the Wine Property and the Company's Cedar Claims in late spring of 2008.  Exploration expenditures on the property in fiscal 2009 included the VTEM airborne survey and geological and geophysical studies amounting to $70,739 and site activities costing $1,742.  In fiscal 2008, the Company drilled one hole and a second was started but abandoned after 200 meters of drilling.  Drilling, assay and other costs in fiscal 2008 totalled $212,029.

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

Mr. Arthur Troup, P.Geo of Sultan Minerals Inc, is the Company's project supervisor and “Qualified Person” for the purpose of NI 43-101.

d.

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 kilometres north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement were cash payments totalling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company was to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  After a short exploration program, the Company determined that the property did not have the expected potential and has returned the property to the optionor and recorded a write-down of acquisition costs of $34,250 in fiscal 2009.

Cash Expenditures

Cream's principal capital expenditures and write-downs over the three fiscal years ended March 31, 2010, are as follows:

Year	Mineral Property Acquisition	Equipment	Write-downs
2010	$94,325	$--	$227,196
2009	$150,006	$14,019	$418,312
2008	149,685	179,605	109,741

Exploration expenses incurred during the three fiscal years ended March 31, 2010, are as follows:

Property Name	2008	2009	2010
Casierra Property, Sierra Leone	$1,352,908	$464,771	$25,410
Kaslo Silver Property, British Columbia	1,199	359	941
Goldsmith and other properties, British Columbia	26,665	44,649	2,815
Manitoba Properties, Manitoba	199,229	77,481	143,038
Nuevo Milenio Property, Mexico	784,250	365,729	245,753
Total	$2,364,251	$952,989	$417,057

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream for the years ended March 31, 2010, 2009 and 2008, and related notes thereto.  Cream's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 16 to the consolidated financial statements, which is summarized below, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

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

Differences between Canadian and US GAAP, as they may affect the Company's consolidated financial statements are as follows:

(a)

Flow-through (“FT”) shares

In July 2008, the Company issued by way of private placement 1,010,800 FT common shares at $0.25 per share, for gross proceeds of $252,700.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds were expended by December 31, 2009.  As described in note 3(o) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax (“FIT”) liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  The Company received a net premium to market on this issuance of $55,594, which was recorded in share capital as part of the transaction.  For US GAAP purposes, Statement of Financial Accounting Standard (“SFAS”) 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of FT share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the FT shares.  A liability is initially recognized for any premium paid by the investors.

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

In January 2009, a total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable non-flow-through share purchase warrant.  The gross proceeds of this private placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  These funds must be expended by December 31, 2010.  Under Canadian generally accepted accounting principles, on issuance of FT common shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a FIT liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.

In February 2010, the Company renounced income tax deductions and the Company recorded a FIT liability, of $21,137, and a corresponding reduction of share capital in respect of the FT share financing for Canadian GAAP purposes.  The shares were not issued at a net premium to market, so under both Canadian and US GAAP, recognition of the liability resulted in a reduction of previously applied valuation allowance and a corresponding FIT recovery in the consolidated statements of operations.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream's short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company's significant accounting policies is set out in Note 3 of the consolidated financial statements for the year ended March 31, 2010, 2009 and 2008.

A.

Operating Results

Year Ended March 31, 2010 (“fiscal 2010”), Compared to Year Ended March 31, 2009 (“fiscal 2009”)

In fiscal 2010, Cream incurred a loss of $1,264,902, a loss per common share of $0.02, compared to a loss of $2,396,576, a loss of $0.05 per common share in fiscal 2009.

Exploration costs of $379,073 were incurred in fiscal 2010, compared to $952,989 in fiscal 2009, contributing to the loss in each period.  Expenditures in fiscal 2010 by project area, with comparative figures for fiscal 2009 in parentheses are as follows:  Casierra Property, Sierra Leone - $24,510 ($464,771); Kaslo Silver Property, British Columbia - $941 ($359); Goldsmith and other properties, British Columbia - $2,815 ($44,649); Manitoba Properties, Manitoba - $143,038 ($77,481) and Nuevo Milenio, Mexico - $245,753 ($365,729).

The Company wrote-down its interest in the Cream Offshore claims, exploration work undertaken on the Sewa River onshore claims, its interest in the Kootenay-Gemstone Property and the Grand Nickel Project in Manitoba for a total of $418,312 in fiscal 2009.  In fiscal 2010, the Company incurred and wrote-off the acquisition costs of $25,467 on the marine license in Sierra Leone and $20,730 on an option payment on the Nacaral property in Mexico.  The Company also wrote off acquisition costs on the Lucky Jack claims totalling $180,999, for a total mineral property write-down of $227,196 in fiscal 2010.

Total general and administrative expenses totalled $684,428 in fiscal 2010, compared to $1,091,597 in fiscal 2009.  Significant differences between the levels of expenditures in the two fiscal years include the following:  an increase in finance costs from $29,646 in fiscal 2009 to $35,579 in fiscal 2010, relating to interest on accounts payable; an increase in legal, accounting and audit fees from $82,593 in fiscal 2009 to $99,891 in fiscal 2010, primarily relating to legal fees; a decrease in management and consulting fees from $120,000 in fiscal 2009 to $30,000 in fiscal 2010, as fees are no longer paid to Lang Mining Corporation; and a decrease in shareholder communications from $252,965 in fiscal 2009 to $143,990 in fiscal 2010, as the Company does not have sufficient working capital to carry out any major investor relations programs.  Stock-based compensation decreased from $212,986 in fiscal 2009 to $2,081 in fiscal 2010.

Pursuant to the terms of the loan agreement entered into with Mr. Lang in 2007, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2010, Mr. Lang was repaid $500,000 (March 31, 2009 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang advanced an additional $137,100, with interest payable at 1% per month, with no specified terms of repayment.  Other cash advances during the year ended March 31, 2010, are recorded as share subscriptions.  In fiscal 2010, $21,282 in interest was recorded and accrued with respect to the loans, with a total of $44,272 unpaid and accrued to March 31, 2010.

Cream conducted most of its exploration activities in Mexico and in Canada in fiscal 2010, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange gain of $22,860 in fiscal 2010, compared to a foreign exchange loss of $20,525 in fiscal 2009.  The Company's cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Consulting fees of $30,000 (2009 - $30,000) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs decreased from $173,626 in fiscal 2009 to $162,101 in fiscal 2010.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have increased from $193,118 in fiscal 2009 to $230,693 in fiscal 2010.  Salaries in fiscal 2010 include a full years' salary paid or accrued relating to a new president of the Company who commenced in October 2008.

Shareholder communications include expenses paid to outside consultants.  The Company had an agreement with Arbutus Enterprises Ltd. (“Arbutus”) to provide investor relations services at a monthly fee of $2,000.  Arbutus was paid $18,000 in fiscal 2009, and no services were rendered in fiscal 2010.  Axino AG was paid $851 in fiscal 2010 and $45,000 in fiscal 2009, for services primarily related to the European markets, CHF Investor Relations (Cavalcanti Hume Funfer Inc.) (“CHF”) was paid $37,500 in fiscal 2009, with both contracts cancelled in fiscal 2009.  Dynamic Stock Market Analysts were paid $22,833 to assist the Company in increasing its presence on the internet in fiscal 2009 and $8,250 in fiscal 2010.  Currently, Robert Paul provides investor relations services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications make up the balance of costs.

Travel and conference expenses have decreased from $5,372 in fiscal 2009 to $1,998 in fiscal 2010.

In January 2009, the Company issued 1,780,000 flow-through (“FT”) shares for gross proceeds of $89,000.  Under the FT agreements, the Company agreed to renounce $84,550 of qualifying expenditures to the investors effective December 31, 2009, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2010.  The Company recorded future income taxes at the time of renunciation of approximately $21,137.  Renunciation of these expenditures was made in February 2010.

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

Cream conducted most of its exploration activities in Mexico and in Sierra Leone in fiscal 2008, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $20,525 in fiscal 2009 compared to a loss of $41,516 in fiscal 2008.  The Company's cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

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

The Company paid Lang Mining Corporation (“Lang Mining”), a private company, a monthly management fee of $10,000 per month for the services of Frank Lang as President and CEO of the Company, for a total of $90,000 in fiscal 2009 (2008 - $120,000).  The fees to Lang Mining were paid to December 31, 2008, as Mr. Lang agreed to the termination of the monthly management fee as it was felt it was in the best interests of the Company.  Consulting fees of $30,000 (2008 - $16,500) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.  The services are paid through Quorum.  Quorum provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $132,444 in fiscal 2008 to $173,626 in fiscal 2009, due to an additional office for a new company president, and an increase in office and administration costs based on time spent by the employees of Quorum.  Office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased from $115,736 in fiscal 2008 to $193,118 in fiscal 2009.  Salaries and benefits in fiscal 2009 include the salary paid to the Company's new president, effective October 1, 2009, but has not been paid in full and has been accrued.  The annual salary to be paid is $110,000, of which $14,000 was paid, and the remaining $41,000 of the six months of salary has been accrued and remains unpaid.  Stock-based compensation of $212,986 relates to the vested portion of stock options granted to directors, officers, consultants and employees in fiscal 2009, and compares to $414,484 related to the vested portion of stock options granted to directors, officers, consultants and employees incurred in fiscal 2008.  These options were valued using the Black-Scholes (“B-S”) option valuation model developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded.

Shareholder communications decreased from $353,259 in fiscal 2008 to $252,965 in fiscal 2009.  Total investor relations' consulting costs decreased from $271,676 in fiscal 2008 to $187,083 in fiscal 2009.  The Company had an agreement with Arbutus to provide investor relations services at a monthly fee of $2,000 to the end of December 2008.  Arbutus was paid $18,000 in fiscal 2009 and $24,000 in fiscal 2008.  Axino A G was paid $45,000 in fiscal 2008 for services primarily related to the European markets, and $97,500 in fiscal 2008, and Dynamic Stock Market Analysts were paid $36,583 in fiscal 2009 (fiscal 2008 - $36,667) to help the Company increase its presence on the internet.  In fiscal 2008, Cronus Capital was paid $30,000 for investor relations activities, and PSG Media was paid $5,509 for an IR campaign in May 2007.  These agreements were not in effect in fiscal 2009.  Robert Paul was hired in September 2007 to provide services in the Vancouver office to shareholders and investors at a monthly cost of $3,000.  He continues to provide these services.  Fees of $14,500 were paid to Dale Nejmeldeen in fiscal 2009, and the contract was terminated in February 2009.  CHF received fees of $30,000 in fiscal 2009 and $57,000 in fiscal 2008.

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

Three Months Ended March 31, 2010 (“Q4 2010”), Compared to Three Months Ended March 31, 2009 (“Q4 2009”)

For the three months ended March 31, 2010, Cream incurred a loss of $237,172 or $0.00 per common share, compared to a loss of $378,883, or $0.01 per common share for the three months ended March 31, 2009 (“Q4 2009”).  Total general and administrative expenses, not including exploration costs, before interest income, were $92,827 in Q4 2010 as compared to $373,921 in Q4 2009.  In Q4 2010, there was a $22,991 gain on foreign exchange related to transactions associated with operations in Mexico compared to a loss of $284 in Q4 2009, when the Company was operating in Mexico and Sierra Leone.

Mineral property write-downs in Q4 2010 include acquisition costs on the Lucky Jack claims in British Columbia and the license fee on the marine license in Sierra Leone totalling $227,196.  There were no mineral property write-downs in Q4 2009.

Finance costs decreased from $5,662 in Q4 2009 to a recovery of $49,701 in Q4 2010.  An interest accrual for drilling costs in Mexico had been accrued for an unpaid invoice, and the Company had recorded the liability.  The invoice was paid, no interest was paid, and the accrued interest was reversed.

Legal, accounting and audit fees decreased from $22,335 in Q4 2009 to $13,200 in Q4 2010, primarily due to a decrease in legal fees.  Salaries and benefits decreased from $81,909 in Q4 2009 to $39,566 in Q4 2010.  Salaries and benefits are based on time incurred in each fiscal quarter, and timing of work will affect the expense in each quarter.  Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees in Q4 2010 is nil compared to $162,554 in Q4 2009.  There were no stock options granted in Q4 2010.

Shareholder communications remained at the same level due to cash constraints - $53,163 in Q4 2010 compared to $53,965 in Q4 2009.  This includes consulting fees paid to Robert Paul.

Travel and conference costs of $1,998 in Q4 2010 compare to $893 in Q4 2009.

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

Liquidity and Capital Resources

Risks

At March 31, 2010, the Company had a significant working capital deficiency.  The deficiency is primarily related to loans payable to Frank Lang of $1,057,100, which includes $337,100 of interest bearing loans and additional cash advances.  Mr. Lang has advanced an additional $720,000 to March 31, 2010, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  Subsequent to March 31, 2010, Mr. Lang has advanced an additional $50,000 to the Company, with interest payable at 1% per month, with no specified terms of repayment.

It is estimated that it may require upwards of $3.5 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, as well as settle other outstanding debts of the Company.  At this time Mr. Lang has given no indication he will request re-payment of the monies owed to him and has indicated he will continue to support the Company as he is reasonably able to do so, including delaying repayment of monies owed to him until such time that the Company can comfortably discharge its debts.  The Company continues to review alternatives that would not impose an unreasonable burden on the Company or its shareholders to settle debts to third party creditors.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream's common stock limits the Company's ability to raise additional capital by issuing additional common shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher-priced stocks.  As a result, Cream's shareholders pay transaction costs that are a higher percentage of their total share value than if Cream's share price were substantially higher.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Liquidity

Year ended March 31, 2010

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2010, Cream had a working capital deficiency of $1,942,480 (a measurement tool generally defined as current assets less current liabilities) compared to working capital deficiency of $1,697,238 at March 31, 2009, and an accumulated deficit of $29,192,869 at March 31, 2010, and at March 31, 2009 of $27,927,967.

The Company's consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company has capitalized $454,853 (March 31, 2009 – $587,724) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the property concessions. Roca, as operator of the Nuevo Milenio property, from the date of the option agreement was responsible for making all tax payments during the term of the option agreement. Roca made its first tax payment of US$23,717 in January 2010 for the Nuevo Milenio property.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2011, to maintain the mineral property interests held at March 31, 2010.  Subsequent to March 31, 2010, $20,000 has been paid, and the tax payment due in July 2010 for the Nuevo Milenio property was also made.

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

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, option agreements on its properties, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Plans for Fiscal 2011

The Company is reviewing its alternatives concerning the Nuevo Milenio Property.  Cream is reviewing a number of options that would see the Property advanced either by Cream or through some form of option agreement.

The Company signed a letter of intent (“LOI”) in April 2010, optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  The Company has let the LOI lapse until such time as the optionor resolves an issue concerning title to the property.

Risks

The Company's continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.  At March 31, 2010, the Company had not made cash payments on two of its mineral property interests in Canada.  The final payment on the Goldsmith property was made at the date of this Annual Report.

The Company had a loss of $1,264,902 for the year ended March 31, 2010, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2010, of $1,942,480, with an accumulated deficit of $29,192,869.

The Company's annual consolidated financial statements for the years ended March 31, 2010, 2009 and 2008 do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

At March 31, 2010, the Company has a significant working capital deficiency.  The deficiency is primarily related to loans payable to Frank Lang of $1,057,100, which includes $337,100 of interest bearing loans and additional cash advances.  All debt owing to Mr. Lang is unsecured.

It is estimated that it may require upwards of $3.5 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, as well as settle other outstanding debts of the Company.  At this time Mr. Lang has given no indication he will request re-payment of the monies owed to him and has indicated he will continue to support the Company as he is reasonably able to do so including delaying repayment of monies owed to him until such time that the Company can comfortably discharge its debts.  The Company continues to review alternatives that would not impose an unreasonable burden on the Company or its shareholders to settle debts to third party creditors.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream's common stock limits the Company's ability to raise additional capital by issuing additional common shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream's shareholders pay transaction costs that are a higher percentage of their total share value than if Cream's share price were substantially higher.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Year ended March 31, 2009

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2009, Cream had a working capital deficiency of $1,697,238 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital deficiency of $1,244,240 at March 31, 2008, and an accumulated deficit of $27,927,967.

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

The Company has capitalized $587,724 (2009 – $856,030) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the property concessions.

Investing Activities and Capital Expenditures

Current assets increased to $347,191 at March 31, 2010, an increase from $215,920 at March 31, 2009.  The market value of investments in marketable securities was $4,613 at March 31, 2010, compared to $2,852 at March 31, 2009.  The marketable securities held are highly volatile.  At March 31, 2010, the book value of these publicly traded securities is $31,704 (March 31, 2009 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2009 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

Stock Options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,471,699 common shares under the plan.  At March 31, 2010, the Company had 4,851,500 stock options outstanding, a decrease from 5,427,600 at March 31, 2009.  During the period, 416,100 stock options expired, unexercised, and 160,000 stock options were forfeited.

The Company's stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009, vested immediately, other than those granted to investor relations' consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.  There were no stock option grants in fiscal 2010.

The Black-Scholes option valuation model (“B-S model”) was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

Subsequent to March 31, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.

Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.

Mr. Frank A. Lang, a director and the Chairman of the Company, has acquired 5,100,000 units in the private placement for the subscription price of $357,000.

Mineral Property Option Payments Due In Fiscal 2011

Payments due on mineral property interests in the fiscal year ended March 31, 2011, include cash payments of $60,000 and share payments of 40,000 common shares to be issued pursuant to mineral property interests held by the Company at March 31, 2010.

Capital Resources

2010

There were no private placements in the year ended March 31, 2010.

During the years ended March 31, 2009 and 2008, the Company issued the following common shares:

2009

1.

On July 8, 2008, the Company completed a private placement financing consisting of 1,658,635 non flow-through (“NFT”) units at a price of $0.22 per NFT unit, each NFT unit consisting of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  Compensation of 91,000 finder's units was made with respect to this financing.  Each finder's unit consists of one common share and one non-transferable share purchase warrant.  Each finder's unit warrant entitled the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.25.  The warrants issued were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of two years.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, where values using the same factors, resulting in an allocation per compensation warrant of $0.06.  The warrants expired, unexercised, on July 8, 2009.

In addition, 1,010,800 flow-through (“FT”) units were issued at a price of $0.25 per FT unit.  Each FT unit was comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitled the holder to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  Compensation of 81,080 finder's units was issued with respect to this financing.  Each finder's unit consisted of one common share and one non-transferable share purchase warrant.  Each finder's unit warrant entitled the holder, on exercise, to purchase one additional common share of the Company until July 8, 2009, at an exercise price of $0.28.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 2.8%; a volatility factor of 99%, and an expected life of two years.  The value allocated to each of the warrants was $0.05.  Compensation warrants issued related to the NFT financing, where values using the same factors, resulted in an allocation per compensation warrant of $0.05.

2.

On January 28, 2009, the Company completed a private placement of NFT units and FT units.  A total of 11,664,400 NFT units were issued at a price of $0.05 per unit for gross proceeds of $583,220.  Each NFT unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per until January 28, 2010, and at a price of $0.20 until January 28, 2011.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.2%; a volatility factor of 145%, and an expected life of two years.  The value allocated to each of the warrants was $0.02.  The fair value attributable to each of the finder's units was $0.05.

A total of 1,780,000 FT units were issued at a price of $0.05 per FT Unit for gross proceeds of $89,000.  Each FT unit consisted of one flow-through common share and one non-transferable NFT share purchase warrant, or the FT unit warrant.  Each FT unit warrant entitles the holder to purchase one additional NFT common share at an exercise price of $0.10 until January 28, 2010.  The warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 1.0%; a volatility factor of 158%, and an expected life of one year.  The value allocated to each of the NFT warrants was $0.02.  The fair value attributable to each of the finder's units was $0.06.

The Company paid compensation to certain arm's-length parties where such finders arranged for subscribers to the private placements.  The finder's fee paid was comprised of $8,500 and a total of 340,000 finder's units.  170,000 finder's units were issued in relation to subscriptions for units, and consisted of one common share and one non-transferable share purchase warrant, a finder's unit warrant.  Each finder's unit warrant entitles the holder, on exercise, to purchase one additional common share of the Company at an exercise price of $0.10 until January 28, 2010, and at a price of $0.20 until January 28, 2011.

Of the total finder's units issued 170,000 were issued in relation to subscriptions for FT units, and consist of one common share and one finder's unit warrant which, on exercise, entitles the holder to purchase a finder's unit warrant share at an exercise price of $0.10 until January 28, 2010.

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

2008

1.

During the year ended March 31, 2008, the Company entered into one private placement.  A total of 2,750,500 common shares were issued in a non-brokered private placement of 2,750,500 units at a price of $0.45 per unit for gross proceeds of $1,237,725.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share for a period of 24 months from closing at an exercise price of $0.55 per share in the first twelve (12) months and $0.65 per share for the balance of the two year term.  Compensation was paid to certain eligible arm's-length parties (the "Finders"), and was comprised of a cash commission totalling $64,638, equal to 8% of the gross proceeds received by the Company from the sale of units by such Finders, and a total of 143,640 non-transferable warrants (the “Finder's Warrants”) equal to 8% of the number of units sold by such Finders.  Each Finder's Warrant entitles the holder, on exercise, to purchase one additional common share of the Company (a “Finder's Warrant Share”) for a period of two years following the date of issue of the Finder's Warrants at an exercise price of $0.55 per Finder's Warrant Share in the first twelve (12) months and $0.65 per Finder's Warrant Share for the balance of the two year term.  This private placement closed in two tranches.  The Finder's Warrants were valued using a B-S pricing model using the following assumptions: weighted average risk free interest rate – 4.08%; volatility factors of 91% to 93%, and an expected life of two years.  The value attributable to each of the Finder's Warrants was $0.16 to $0.22.

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

The B-S option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

At August 31, 2010, the Company may issue up to 8,832,420 common shares under the plan.  At March 31, 2010, 4,851,500 (March 31, 2009 – 5,427,600) stock options have been granted and are outstanding, exercisable for up to five years.  The stock option plan provides for vesting at the direction of the directors.  There were no stock options granted during the year ended March 31, 2010.

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

The Company's stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  Stock options granted during the year ended March 31, 2009, vested immediately, except for those granted to investor relations' consultants, which vested at 25% immediately, and 25% every six months thereafter for 150,000 of the stock options and 25% every three months following the date of grant for 60,000 of the stock options granted.

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

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

The Company does not have any long-term debt, but Mr. Frank A. Lang has a loan agreement and additional advances that are recorded as liabilities to related parties.  Mr. Lang had initially advanced $700,000 to the Company without interest or repayment terms.  In consideration of the loan to the Company, the Company entered into an agreement to issue 411,764 common shares to Mr. Lang as bonus shares in lieu of interest to that date.  The value of these shares was calculated at $140,000.  Pursuant to the terms of the loan agreement, the Company will pay interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To March 31, 2010, Mr. Lang has accrued interest payable of $44,272.  The loan balance has been reduced to $200,000.   In addition, Mr. Lang has advanced an additional $720,000 without interest or repayment terms to March 31, 2009.  To August 31, 2010, Mr Lang advanced an additional $137,100 to the Company, with interest payable at 1% per month and no fixed terms of repayment.  Principal and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  All debt owing to Mr. Lang is unsecured.

As at March 31, 2010, the following share purchase warrants issued in connection with private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
9,834,400	$0.20	January 28, 2011

Subsequent to March 31, 2010, 500,000 of the warrants with an expiry date of January 28, 2011, were exercised.

At March 31, 2009, the following warrants were exercisable:

Number of Warrants	Exercise Price	*Expiry Date
745,000	$0.65	November 30, 2009
49,600	$0.65	November 30, 2009
630,250	$0.65	December 10, 2009
94,040	$0.65	December 10, 2009
1,091,880	$0.28	July 8, 2009*
1,749,635	$0.25	July 8, 2009*
9,818,400	$0.10/$0.20	January 28, 2010/2011
1,966,000	$0.10	January 28, 2010

*All of the warrants with expiry dates before March 31, 2010, expired, unexercised.

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

At March 31, 2008, 5,349,900 stock options have been granted and are outstanding, exercisable for up to five years.  During the year ended March 31, 2008, the fair value of 1,855,000 stock options granted was estimated on the date of grant using the Black-Scholes (“B-S”) option-pricing model with the following weighted average assumptions:  Risk free interest rate – 4%; expected life in years – 3.25, and expected volatility of 82%.  The fair value per option granted during the period was $0.28.

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

The Company granted 225,000 stock options to geological consultants at a price of $0.50 per share, exercisable until February 4, 2013.  The fair value of the stock options granted was estimated at the date of grant using the B-S options pricing model with the following weighted average assumptions: risk-free interest rate – 3.21%; expected life in years – 1.0; and expected volatility of 83%.  The fair value per option at the time of grant was $0.08.  The consultants' options agreement expired in August 2008, due to termination of services.

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

Financial Constraints

Going concern and nature of operations

The Company had a loss of $1,264,902 for the year ended March 31, 2010, and the Company had a working capital deficiency, defined as current assets less current liabilities, as at March 31, 2010, of $1,942,480, with an accumulated deficit of $29,192,869.

The Company has capitalized $454,853 (2009 – $587,724) in acquisition costs on its mineral property interests.  On the Nuevo Milenio property in Mexico, tax payments of approximately $25,000 are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the concessions.  In addition, the Company must make cash payments of $60,000 in the year ended March 31, 2011, to maintain the Company's mineral property interests held at March 31, 2010.  Subsequent to March 31, 2010, $20,000 has been paid.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company's common stock make it difficult to obtain funding by private placement of shares.  There is no assurance that the Company will be successful with any financing ventures.  The Company is dependent upon the continuing financial support of related parties and shareholders or obtaining financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate sufficient funds to continue operations for the next twelve months.  There is no assurance that any such activity will be successful.

The consolidated financial statements for the years ended March 31, 2010, 2009 and 2008, do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Cream's primary exploration focus is currently on the Nuevo Milenio property in Mexico, the Wine claims in Manitoba and the Goldsmith properties in British Columbia.  The Company was seeking joint venture partners for its Casierra licence in Sierra Leone, but the claim was not renewed in June 2010.

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

During the year ended March 31, 2001, Cream acquired three mining lots in the State of Nayarit, Mexico, by staking (denouncement under the laws of Mexico) (the Nuevo Milenio property).  The property was decreased in fiscal 2005 to its current size of 2,560 Ha's as that area represents the highest exploration potential and to reduce carrying costs.  In Mexico, tax payments are due in January and July of each year for all mineral property concessions.  These payments escalate and are indexed for all exploration permits.  To date, Cream has made all required tax payments, including the payment made in July 2009.  Exploration results are summarized in Item 4 of this Annual Report.

Exploration programs on the Company's mineral property interests are contingent on satisfactory exploration results and the ability of the Company to obtain financing, as the Company has no other source of revenue.

During the year ended March 31, 2010, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would allow Roca to earn up to a 70% interest in the Nuevo Milenio Project.  On July 22, 2010, Roca notified the Company that it would not be proceeding with the option agreement, and the agreement was terminated.

It will be necessary for the Company to carry out a form of private placement or similar form of financing in order to continue with property and exploration commitments on its mineral properties.

Of Cream's issued and outstanding shares, there are no shares held in escrow, nor have there been any shares held in escrow in the past five fiscal years.

Cream does not have any material commitments for capital expenditures and accordingly can remain relatively flexible in gearing its activities to the availability of funds.  As of the end of the fiscal 2010 year Cream estimates the minimum cost of maintaining its corporate administrative activities at approximately $85,000 per month, based on current levels of activity.  Accordingly Cream's management estimates that a minimum of $1,000,000 will be needed to maintain its corporate status and assets over the ensuing two-year period, including minimal exploration and claims related activity, for an estimated total expenditure of $2.0 million.  Cream does not have sufficient working capital reserves at this time to ensure continued viability over this period of time.

Cream has made all share and cash commitments on the mineral property interests currently held.  It does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, Cream would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Cream will need to raise additional financing to complete its proposed exploration programs for fiscal 2011.  In the event that market conditions prevent Cream from receiving additional external financing if required, Cream will be forced to review its property holdings and prioritize project exploration to fit within cash availability.

With respect to its mineral property interests, Cream has planned a $2 million exploration program that will include geological mapping, expanded geophysical surveys, gravity surveys, additional soil sampling and 12,100 meters of diamond drilling over existing zones and new targets, on the Black Bear, Black Fox and Ben Hur areas of the Kaslo Silver Property.  This program is contingent on obtaining additional financing. To date the Company has not started this program, as it has not had sufficient financing.  All of these programs are dependent upon adequate financing.  Nuevo Milenio drilling, additional drilling on the Wine claims, additional work on the Blueberry property, and assessment work on the British Columbia properties are the initial exploration plans for fiscal 2010.

Financial Instruments

The Company's financial instruments may be comprised of cash and cash equivalents, short term investments, taxes recoverable, amounts due to and from related parties, accounts payable and accrued liabilities.  Financial instruments are recorded at cost as their fair values approximate their carrying values due to the immediate or short-term maturity of the financial instruments.  Cream primarily holds its financial instruments denominated in Canadian dollars and does not engage in any hedging operations with respect to currency or in-situ minerals.  Excess funds on hand, over and above planned expenditures are invested in Government of Canada or like debt obligations and other short term cash investments pending the requirement to use such funds.

C.

Research and development expenditures, patents and licenses

Cream is a mineral resource-based corporation and accordingly does not have a program of intellectual property development or any patenting or licensing issues.

D.

Trend information

As a natural resource exploration company, Cream's activities are cyclical as metals prices have traditionally been cyclical in nature.  The recent trend for metals prices, however, has been somewhat volatile for gold and silver.

Silver

According to the Silver Institute in Washington, DC, the bulk of the 11.9% decrease in 2009's total fabrication demand was primarily driven by the global financial crises, reflected mostly in a sharp drop in industrial offtake, to its lowest level since 2003.  Total fabrication demand totalled 729.8 million ounces (“Moz”) and industrial demand posted 352.2 Moz in consumption.  Significant inventory cuts in the industrial supply pipeline, combined with a protracted decline in end-user orders, for example from a far weaker automotive industry, were the primary reason for lower industrial demand.  While demand was noticeably weaker in the first quarter of 2009, it gradually improved as the year progressed.  Overall, the losses were concentrated in East Asia, North America and Europe.

Silver mine production rose by 4% to 709.6 Moz in 2009. Gains came both from primary silver mines and as a by-product of gold mining. Regionally, the strongest growth stemmed from Latin America, where silver output increased by 8%, with the most visible gains recorded in Argentina and Bolivia.  Peru was the world's largest silver producing country in 2009, followed by Mexico, China, Australia and Bolivia.  All of these countries saw increases last year except for Australia, where output from the lead/zinc sector declined markedly.  Global primary silver supply recorded a 7% increase to account for 30% of total mine production in 2009.

Primary silver mine cash costs remained relatively stable year-on-year, rising by less than 1% to $5.23/oz.

Government stocks of silver are estimated to have fallen by 13.7 Moz over the course of last year, to reach their lowest levels in more than a decade.  Russia again accounted for the bulk of government sales, with China and India essentially absent from the market in 2009.  Regarding China, GFMS states that after years of heavy sales, its silver stocks have been reduced significantly.

From a historical perspective Cream has strategically focused its exploration activities on potential silver-based prospects.  Global mine production rose again in 2009, by almost 4%, its seventh straight annual increase to reach a record high of 709.6 Moz. Output was driven higher by strong production increases in several Latin American countries as mining projects, many of which are primary silver producers, came to fruition, and by higher output in Asia, principally from China and Turkey.

During the first half of 2008, investors drove the silver price up above the US$20/oz mark (a high of US$20.92 oz was recorded in March) against a backdrop of generally firm fabrication demand.  However, in the second half of 2008 the economic outlook deteriorated rapidly, and silver, as well as other metal prices, slumped.  However, silver's price in the first third of 2009 recovered a good part of the lost ground.  In 2008, a record inflow of over 93.1 Moz into the three main silver Exchange Traded Funds was instrumental in the high price average, as investors propelled silver to multi-decade highs, in not only daily price terms but also in the annual average.

In 2008, coins and medals fabrication jumped by 63% to a record of 64.9 Moz.  The main reason for this was a surge in investment-related purchases of bullion coins, both in the United States and Europe.

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

Globally, exploration expense specifically for silver has declined over the last 5 to 8 years. With the ever-growing supply deficit, the demand for new low cost silver producing mines is becoming more important.  While Cream's management is not in a position to forecast economic trends, management is aware that widely read business periodicals continue to predict economic weakness so it is difficult to anticipate a near term recovery in the price of gold and silver.

E.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements that have or are reasonable likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

The Company has no long-term obligations.  All mineral option payments and share issuances are at the option of the Company, and are made pursuant to the option agreements, and upon exploration results that warrant additional work.  The following table summarizes the Company's option payments that may be made at the option of the Company, on its mineral property interests at March 31, 2010:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total
Blueberry Property option	20,000	20,000	20,000	20,000	20,000	--	100,000
Wine Claims option	10,000	--	--	--	--	--	10,000
Goldsmith Property option	20,000	--	--	--	--	--	20,000
Lucky Jack option	20,000	--	--	--	--	--	20,000
	$ 70,000	$ 20,000	$ 20,000	$ 20,000	$ 20,000	$ --	$ 150,000

(1)

Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Cream's rights to a particular property.

G.

Safe harbour

Refer to Page 3 - “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Mr. Michael O'Connor was appointed President and Chief Executive Officer on October 2, 2008, and Mr. Lang remains on the Board as Non-Executive Chairman.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at August 31, 2010	Principal Business Activities Outside the Company
Frank A. Lang, Non-Executive Chairman	Sultan Minerals Inc., Acrex Ventures Ltd., Aurifer Capital Corp.; NuMine Resources Ltd.; Jaxon Minerals Inc., and Naina Capital Corp.	21,565,951	Independent Businessman
Michael O'Connor President and Chief Executive Officer	None	150,000	None
Arthur G. Troup Director	Sultan Minerals Inc.; Acrex Ventures Ltd., Alita Resources Ltd. and Astorius Resources Ltd.	388,400	President and Chief Executive Officer, Sultan Minerals Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	3,450,937	Director General and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000
Sargent H. Berner Director	Aurizon Mines Ltd., Emgold Mining Corporation, ValGold Resources Ltd., Sultan Minerals Inc., NovaDX Ventures Corp., Enterprise Energy Resources Ltd., Titan Logix Corp., Olivut Resources Ltd., Pacific Ridge Exploration Ltd. and Thor Explorations Ltd.	298,500	Chairman, Emgold Mining Corporation; President, Kent Avenue Consulting Ltd.
Robin H. Merrifield Director	Acrex Ventures Ltd. and Sultan Minerals Inc.	Nil	Executive Vice President, Uranium One Inc.
C. Douglas Lang Director	Coastal Community Credit Union and Stabilization Central Credit Union of British Columbia	52,540	Business consultant since 2005
Shannon M. Ross CFO and Corporate Secretary	Glenthorne Enterprises Inc.,	155,000	Chief Financial Officer of ValGold Resources Ltd. and Sultan Minerals Inc.

Frank A. Lang, P.Eng. Non-Executive Chairman, was President and Chief Executive Officer from 1966 to October 2008.  Mr. Lang is also Chairman of Sultan Minerals Inc.  Prior to working full time in the mining industry, Mr. Lang was an industrial sales engineer with BC Hydro.  Frank Lang has been involved in the operation and financing of junior resource companies for over 30 years.

Michael E. O'Connor has been President and Chief Executive Officer since October 2008.  Mr. O'Connor has over twenty years experience in the financial services industry including extensive experience in brokerage, banking, investor relations and corporate communications positions.  He is an experienced capital markets and communications professional with national and international contacts and has a strong background in the financing of development stage companies.  Mr. O'Connor is a graduate of the University of British Columbia where he received his B.A. in 1978.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practised corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006.  He is also a consultant to other companies managed by Quorum, which provides management and administrative and other services to the Company.

Ferdinand Holcapek is a geologist, and has been the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V. since its incorporation in 1999.  From 1996 to 2001 he was the Sole Administrator and Director General of Valerie Gold de Mexico, S.A. de C.V.

Arthur G. Troup, P.Eng, is a director of the Company and Vice-President, Exploration to October 2009.  For several years prior to joining Cream, Mr. Troup was a geological consultant and President of Archean Engineering Ltd., a company offering project management and mineral exploration services.  Mr. Troup graduated from McMaster University in Hamilton, Ontario with a M.Sc. in Geology and has 30 years experience in the mining industry throughout the world including working for Rio Algom Exploration, Teck Corporation, Canada Nickel Corporation and Placer Dome Canada Limited.  Mr. Troup spends about 5% to 10% of his time on the affairs of the Company.

Robin Merrifield, Director since 2004, is a Chartered Accountant (South Africa).  From 2001 to 2006, he was a business consultant.  Since July 2006 he has been the Executive Vice President and/or Chief Financial Officer of Uranium One Inc.  From 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

C. Douglas Lang is a Certified General Accountant who obtained his professional designation while employed with the City of Campbell River.  His position with the City was that of Chief Financial Officer (1991 to 2005) and he regularly managed complex annual budgets in excess of $60 million.  Under Mr. Lang's stewardship the City twice received the Canadian Award for Financial Reporting.  He presently serves as a director and held the position as board chair (2005/06) of Coastal Community Credit Union.  The Credit Union has assets of $1.5 billion dollars and employs over 500 people.  He has also been a member of their Audit and Finance Committee, and is currently a director on the board of Stabilization Central Credit Union of British Columbia.  He is currently working as an independent consultant for local governments in British Columbia and has done consulting work for the junior mining industry.

Shannon M. Ross, CA, has been the Chief Financial Officer and Corporate Secretary of the Company since 2000, and is also the Chief Financial Officer and Corporate Secretary for Sultan Minerals Inc., ValGold Resources Ltd., Emgold Mining Corporation (to March 31, 2008), publicly-traded companies sharing office premises.  From June 2001 to March 2004 she was the Chief Financial Officer for Northern Orion Resources Inc.  Shannon holds a Bachelor of Commerce degree from the University of Alberta, and is a registered Chartered Accountant (CA) in British Columbia.  Ms Ross spends approximately 35% to 45% of her time on the affairs of the Company.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed.  Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will declare his interest and abstain from voting on such matter.  All directors have a term of office expiring at the next annual general meeting of Cream which is expected to be held in November 2010.

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.

Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)

A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended March 31, 2010;

(b)

A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended March 31, 2010;

(c)

Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2010.

The Company had three Named executive Officers during the year.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2010.

Compensation of Directors and NEOs

The Company's Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company's directors and senior management.

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

The Company's compensation policies and its stock option plan (the “Stock Option Plan”) are intended to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire shares in the capital of the Company.

Option-Based Awards

The Board of Directors of the Company implemented a stock option plan (the “Plan”), effective September 19, 2008, which was approved by the TSX Venture Exchange and the shareholders of the Company on September 19, 2008, at the Company's Annual General Meeting on that date.  The number of shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under TSX Venture Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

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

At March 31, 2010, and at August 31, 2010, the maximum number of Common Shares which may be issued pursuant to stock options granted under the Plan is equal to 10% of the issued and outstanding common shares at the respective dates, or 8,832,420 and 6,471,699, respectively.  A total of 4,851,500 and 4,136,500 stock options were outstanding at March 31, 2010 and August 31, 2010, respectively.

During the year ended March 31, 2010, no stock options were granted, 416,100 stock options exercisable at $0.30, expired, unexercised and 160,000 options at an average price of $0.36 were forfeited.  Subsequent to March 31, 2010, 715,000 options exercisable at a price of $0.165 expired, unexercised.

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

Summary Compensation Table

The compensation paid to each of the Named Executive Officers during Cream's three most recently completed financial years ended March 31, is as set out below:

Name and principal position held during fiscal 2010	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards (7) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Frank A. Lang Non-Executive Chairman and President and CEO to October 2, 2008	2010	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2009	NIL	NIL	12,000	NIL	NIL	NIL	90,000(6)	102,000
	2008	NIL	NIL	76,682	NIL	NIL	NIL	120,000(6)	196,682
Michael E. O'Connor, President and Chief Executive Officer from October 2, 2008	2010	110,000(5)	NIL	NIL	NIL	NIL	NIL	5,248(2)	115,248
	2009	55,000 (5)	NIL	120,000	NIL	NIL	NIL	NIL	175,000
	2008	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Shannon M. Ross Chief Financial Officer	2010	30,062(4)	NIL	NIL	NIL	NIL	NIL	1,234(2)	31,296
	2009	71,427(4)	NIL	12,000	NIL	NIL	NIL	2,374(2)	85,801
	2008	35,209	NIL	51,121	NIL	NIL	NIL	701	87,031

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

(4)

Represents apportioned amount of salary and benefits as charged to the Company through Quorum

(5)

Represents salary paid through Quorum, of which $88,000 is unpaid to Michael E. O'Connor at March 31, 2010.  Of this amount, $47,000 relates to unpaid salaries related to the year ended March 31, 2010.

(6)

Consulting fees of $90,000 were paid directly and are payable to Lang Mining Corporation, a private company controlled by Frank A. Lang.

(7)

Under the terms of the Company's stock option plan, all options vest upon the grant date.  This amount represents the dollar amount based on a $0.12 exercise price, which was the closing market price of the Company's common shares on the TSX Venture Exchange on the grant date of the award (see Item 6.E. – “Share Ownership”).

Cream had a management contract with Lang Mining Corporation for the services of Frank A. Lang.  Compensation of Cdn$10,000 was paid monthly to Lang Mining at $10,000 per month to December 31, 2008.  Further compensation is to be negotiated and has been deferred until the Company has the resources to pay further compensation for the services of Mr. Lang.

In the year ended March 31, 2010, $405,026 (2009 - $387,673; 2008 - $317,888) in management, administrative, geological and other services have been provided by Quorum, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel cost, office space, and overhead with the Company.  Currently, the Company has a 1/3 interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 on the Company's balance sheet and the equity value, as Quorum retains nominal profits in connection with the services it provides.  At March 31, 2010, the Company had a payable to Quorum of $276,333 (2009 - $163,794).

Included in this amount are the salaries paid to Mr. O'Connor and Ms Ross, but does not include the accrued and unpaid salary of $88,000 payable to Mr. O'Connor at March 31, 2010.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2010, for each NEO:

	Option-based awards				Share-based awards (2)
Name	Number of securities underlying unexercised options	Option Exercise Price (Cdn$)	Expiry Date	Value of unexercised in-the money options (1) (Cdn$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based payments that have not vested (Cdn$)
Frank A. Lang Non Executive Chairman	270,000	0.50	April 16, 2012	NIL	N/A	N/A
	100,000	0.12	February 12, 2014	NIL	N/A	N/A
Michael E. O'Connor President and Chief Executive Officer	1,000,000	0.12	February 12, 2014	NIL	N/A	N/A

Shannon M. Ross Chief Financial Officer and Corporate Secretary	120,000	0.165	August 3, 2010	NIL	N/A	N/A
	180,000	0.50	April 16, 2012	NIL	N/A	N/A
	100,000	0.12	February 12, 2014	NIL	N/A	N/A

Notes:

(1)

The closing market price of the Company's shares on the TSX Venture Exchange was $0.10 per share on March 31, 2010.

(2)

The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2010, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Frank A. Lang	NIL(2)	N/A	N/A
Michael E. O'Connor	NIL(2)	N/A	N/A
Shannon M. Ross	NIL(2)	N/A	N/A

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

See “Option Based Awards” and “Securities Authorized for Issuance under Equity Compensation Plans” for further information on the Stock Option Plan.

The Company does not have Incentive Plan Awards, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Pension Plan Benefits

Defined Benefit Plan or Defined Contribution Plan

The Company has no pension plans for NEOs that provide for payment or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company has no deferred compensation plan for NEOs.

Termination and Change in Control Benefits

The Company and its subsidiaries have no contract, agreement plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities, with the exception of the following:

The contract of Michael E. O'Connor provides for payment to Mr. O'Connor of a minimum severance allowance if the Company should terminate the employment agreement without cause or Mr. O'Connor should terminate the agreement for good cause.  The minimum severance allowance would be calculated as one year's salary as in effect as at the termination date plus Mr. O'Connor's average annual bonus, calculated as the average of the annual bonus, if any, paid for the three years prior to the termination date, and benefits will be covered, other than disability insurance coverage or comparable alternate benefits, for the same period as the severance.  Additionally, the contract provides for payment to Mr. O'Connor of the same severance allowance in certain circumstances in the event of an acquisition or change of control by another company or other similar form of transaction.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company's most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ferdinand Holcapek (1)	NIL	NIL	NIL	NIL	NIL	$52,299	$52,299
Robin Merrifield	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Doug Lang	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Sargent H. Berner (2)	NIL	NIL	NIL	NIL	NIL	$30,000	$30,000
Arthur G. Troup	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Notes:

(1)

Fees have been paid or accrued at a rate of US$10,000 per month including related taxes for administrative and geological services.

(2)

Consulting fees were paid or are accrued, indirectly to Kent Avenue Consulting Ltd., a private company.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2010, for each director, excluding two directors whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
Arthur G. Troup	120,000	0.165	August 3, 2010	NIL	N/A	N/A
	150,000	0.50	April 16, 2012
	100,000	0.12	February 12, 2014
Robin Merrifield	120,000	0.165	August 3, 2010	NIL	N/A	N/A
	75,000	0.50	April 16, 2012
	100,000	0.12	February 12, 2014
Sargent H. Berner	125,000	0.165	August 3, 2010	NIL	N/A	N/A
	160,000	0.50	April 16, 2012
	100,000	0.12	February 12, 2014
C. Douglas Lang	100,000	0.50	June 12, 2011	NIL	N/A	N/A
	75,000	0.50	April 16, 2012
	100,000	0.12	February 12, 2014

Notes:

(1)

The closing market price of the Company's shares on the TSX Venture Exchange was $0.10 per share on March 31, 2010.

(2)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2010, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

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

(2)

Under the terms of the Company's stock option plan, all options vest upon the grant date.

(3)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	4,851,500	$0.29	1,620,199
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	4,851,500

Notes:

(1)

The only “equity compensation plan” in place is the Company's stock option plan.  See “Option Based Awards” above.

(2)

As at March 31, 2010.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

During year ended March 31, 2010, there were no stock options exercised by any of the officers and directors of the Company.  In the year ended March 31, 2010, there were no stock options granted to directors, employees and consultants.  During the year ended March 31, 2010, 160,000 stock options were cancelled or forfeited, with an average exercise price of $0.36.  Also during fiscal 2010, 416,100 stock options exercisable at a price of $0.30 expired, unexercised.  On August 3, 2010, 715,000 stock options exercisable at $0.165 expired, unexercised.

C.

BOARD PRACTICES

All directors were re-elected at the October 23, 2009 annual general meeting for a term of office expiring at the next annual general meeting of Cream to be held in November 2010.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest to the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Robin Merrifield was appointed to the Board as an independent director.  There are six directors.  Frank Lang, Michael O'Connor and Fred Holcapek are related due to holding an executive position with the Company, or a subsidiary.  Mr. Holcapek also receives geological consulting fees.  Sargent Berner currently receives consulting fees for services through a private company, Kent Avenue Consulting Ltd.  C. Douglas Lang, Arthur G. Troup and Robin Merrifield are unrelated directors.

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

There are no director's services contracts with the Company providing for benefits upon termination of employment except for benefits to Michael O'Connor as set out under “Termination and Change of Control Benefits” above.  Cream and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control.  There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.  Other than as disclosed in related party transactions, and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company's directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
Frank A. Lang	Non-Executive Chairman President Chief Executive Officer Director	October 2, 2008 October 12, 1966 to October 2, 2008 September 25, 2002 to October 2, 2008 October 12, 1966
Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	October 10, 2001 December 1999
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 to October 23, 2009 September 25, 1997
C. Douglas Lang	Director	May 30, 2006
Robin Merrifield	Director Chair, Audit Committee	September 21, 2004
Michael E. O'Connor	President	October 2, 2008
	Chief Executive Officer	October 2, 2008
	Director	October 2, 2008
Sargent H. Berner	Director Chair – Corporate Governance & Compensation Committee	January 23, 1996
Shannon M. Ross	Chief Financial Officer and Corporate Secretary	January 31, 2000

Audit Committee

Robin Merrifield, C. Douglas Lang, and Sargent H. Berner are the current members of Cream's audit committee.  The audit committee is elected annually by the directors of Cream at the first meeting of the board held after Cream's annual general meeting.  Its primary function is to review the financial statements of Cream before they are submitted to the board for approval.  The audit committee is also available to assist the board if required with matters relating to the appointment of Cream's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Messrs. Troup, Berner, Lang and Merrifield.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board.

D.

EMPLOYEES

At March 31, 2010, Cream had no employees in its head office and contracts staff on an as-needed basis.  Cream's functions are primarily administered through Quorum (see Item 7).  Cream Minerals de Mexico, S.A. de C.V., Cream's subsidiary in Mexico has less than five employees.

E.

SHARE OWNERSHIP

As at August 31, 2010, the directors and officers of Cream held as a group, directly and indirectly, ownership or control of 37,896,328 fully diluted common shares, inclusive of vested stock options and warrants (30.35%).  To the knowledge of the directors and officers of Cream, as at such date, there were no persons exclusive of Frank A. Lang holding more than 10% of the issued common shares.

Stock Options Held by Directors and Senior Management as at March 31, 2010

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of Cream and Subsidiaries

Frank A. Lang Non Executive Chairman	270,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	370,000
Michael E. O'Connor President and Chief Executive Officer	1,000,000	Common	0.12	February 12, 2014
	1,000,000
Arthur G. Troup Vice President Exploration and Director	120,000	Common	0.165	August 3, 2010
	150,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	370,000
Shannon M. Ross Chief Financial Officer and Corporate Secretary	120,000	Common	0.165	August 3, 2010
	180,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	400,000
Sargent H. Berner Director	125,000	Common	0.165	August 3, 2010
	160,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	385,000
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	30,000	Common	0.165	August 3, 2010
	100,000	Common	0.53	January 29, 2012
	175,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	405,000
Robin Merrifield Director	120,000	Common	0.165	August 3, 2010
	75,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	295,000
C. Douglas. Lang Director	100,000	Common	0.50	June 12, 2011
	75,000	Common	0.50	April 16, 2012
	100,000	Common	0.12	February 12, 2014
	275,000
Total Directors/Officers (8 persons)		Common
Total Employees/Consultants (15 persons)		Common	$0.12 to $0.53	August 3, 2010 to February 12, 2014
Total Directors/Officers/ Employees/ Consultants (23 persons)	4,851,500

Common Shares (fully diluted) at August 31, 2010

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1) Direct/Indirect	Percent of Class*
Frank A. Lang	21,281,344/8,754,607 (1)	24.06%
Ferdinand Holcapek	4,425,937/0(2)	3.54%
Arthur G. Troup	517,400/121,000(3)	0.51%
C. Douglas Lang	327,540/0(4)	0.26%
Robin Merrifield	175,000/0(5)	0.14%
Sargent H. Berner	558,500/0(6)	0.45%
Shannon M. Ross	280,000/0(7)	0.35%
Michael O'Connor	1,300,000/0(8)	1.04%
	29,020,721/8,875,607	30.35%

*Based on 124,861,316 shares outstanding as of August 31, 2010, including vested stock options and warrants that were exercisable on that date.

(1)

Of these shares, 370,000 represent vested stock options in the name of Frank A. Lang.  Of the indirect ownership, 4,950 are in the name of Mark Management Ltd., 3,366,254 are held in the name of Dauntless Developments Ltd., and 3,383,403 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(2)

Of these shares, 375,000 represent vested stock options, and 600,000 are warrants.

(3)

Of these shares, 250,000 represent vested stock options.  The common shares held indirectly are in the name of Istana Investments Ltd., a private company controlled by Arthur G. Troup.

(4)

Of these shares, 275,000 represent vested stock options.

(5)

Of these shares, 175,000 represent vested stock options.

(6)

Of these shares, 260,000 represent vested stock options.

(7)

Of these shares, 400,000 represent vested stock options.

(8)

Of these shares, 1,000,000 represent vested stock options, and 150,000 are warrants..

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

Cream's securities are recorded on the books of its transfer agent in registered form. However the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of August 31, 2010, Cream had authorized an unlimited number of common shares without par value of which 88,324,202 were issued and outstanding.

As of August 31, 2010, the only registered holder of 5% or more of the common shares of Cream was Frank Lang with 14,811,344 common shares held directly and 6,754,607 common shares held indirectly.  All other known shareholders with greater than 5% are brokerage clearing houses.

As of August 31, 2010, directors and officers of Cream as a group (eight persons) owned or controlled an aggregate of 26,061,328 common shares (29.51%) of Cream, or 37,896,328 common shares (30.35%) on a fully diluted basis.

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

As of August 31, 2010, there were 288 registered shareholders of record holding a total of 88,324,202 common shares of Cream.  To the best of Cream's knowledge there were 99 registered shareholders of record with registered addresses in Canada, 181 shareholders of record with registered addresses in the United States and 8 shareholders of record with registered addresses in other countries holding approximately 83,925,483 (95.02%), 1,796,233 (2.03%) and 2,602,486 (2.95%) of the outstanding common shares, respectively.  Shares registered with intermediaries are assumed to be held by residents of the same country in which the clearing-house is located.

To the best of the Company's knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the years ended March 31, 2010, except as noted below.

Casierra Acquisition

In fiscal 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, Casierra”) to earn an interest in production from two exclusive prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream earned up to a 70% interest in the properties by issuing a total of 500,000 common shares and incurring exploration costs of not less than US$800,000 by March 16, 2007.  A joint venture was to be formed between the parties and each party was to contribute to further expenditures on the property in accordance with its interest.  Subsequent to March 31, 2010, the remaining offshore license expired and the Company has no plans to renew the license.  The Company no longer has any interest in any mining licenses in Sierra Leone.  The chairman of the Company holds approximately 34% of the issued and outstanding shares of CDC, a private company, incorporated in British Columbia

Management Agreements

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

Quorum Management and Administrative Services Inc., formerly LMC Management Services Ltd., Administration and Services Agreement

Commencing August 1, 2001, management, administrative, geological and other services have been provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 33 1/3% interest in Quorum.  Three months of working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.  All transactions are conducted in an arms-length manner.

During the years ended March 31, 2010, 2009 and 2008, $405,026, $387,673 and $317,888 were paid to Quorum, respectively.  These totals include salaries and benefits and full cost recoveries for rent and other administrative costs.

Other Related Party Transactions in the Three Years Ended March 31, 2010

Consulting fees of $30,000 (2009 - $30,000; 2008 - $16,500) were paid or are payable to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of for administrative and geological services, for a total of $52,299 (2009 - US$120,000; 2008 - US$102,000).

The Company's investments in public companies include shares of Emgold Mining Corporation, Sultan Minerals Inc. and ValGold Resources Ltd., each being companies with directors and management in common with the Company.  The Company also holds interests in the Stephens Lake Property (Trout Lake Claims) jointly with Sultan and ValGold.

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

Legal Proceedings

Cream is not involved in any litigation or legal proceedings and to Cream's knowledge no material legal proceedings involving Cream or its subsidiaries are threatened.

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

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

i)

Trading Markets

The tables below list the high and low prices for common shares of the Company for the past three years and for the current fiscal year to August 31, 2010:

TSX Venture: CMA – Trading in Canadian Dollars
	High	Low	Monthly
	($)	($)	Volume
Month ended
August 31, 2010	0.08	0.06	1,873,000
July 31, 2010	0.08	0.07	577,200
June 30, 2010	0.10	0.07	659,200
May 31, 2010	0.12	0.09	1,136,900
April 30, 2010	0.12	0.09	1,675,800
March 31, 2010	0.11	0.08	3,323,800
February 28, 2010	0.11	0.07	1,040,700
January 31, 2010	0.09	0.07	1,493,200
December 31, 2009	0.09	0.06	842,400
November 30, 2009	0.09	0.06	3,234,600
October 31, 2009	0.11	0.08	1,120,700
September 30, 2009	0.10	0.08	1,060,600
August 31, 2009	0.14	0.09	741,100
July 31, 2009	0.12	0.09	1,826,400
June 30, 2009	0.10	0.07	2,750,800
May 31, 2009	0.12	0.07	685,400
April 30, 2009	0.12	0.09	39,200
March 31, 2009	0.12	0.10	169,300
February 28, 2009	0.14	0.10	331,900
January 31, 2009	0.14	0.09	412,500

By Quarter
Calendar 2009
First Quarter	0.14	0.09	3,475,400
Second Quarter	0.12	0.07	913,700
Third Quarter	0.14	0.08	3,628,100
Fourth Quarter	0.11	0.06	5,197,700

By Quarter
Calendar 2008
First Quarter	0.47	0.31	2,407,000
Second Quarter	0.38	0.20	3,172,600
Third Quarter	0.25	0.13	1,451,800
Fourth Quarter	0.15	0.05	5,137,000

Annual 2009	0.14	0.06	13,214,900
Annual 2008	0.47	0.05	12,168,400
Annual 2007	1.38	0.34	24,527,500
Annual 2006	0.80	0.25	20,498,000
Annual 2005	0.40	0.16	4,290,400

OTCBB: CRMXF – Trading in U.S. Dollars	High	Low	Volume
	($)	($)
Month ended
August 31, 2010	0.08	0.05	322,700
July 31, 2010	0.09	0.06	254,000
June 30, 2010	0.10	0.07	38,000
May 31, 2010	0.11	0.08	34,400
April 30, 2010	0.12	0.09	307,600
March 31, 2010	0.11	0.08	311,000
February 28, 2010	0.08	0.07	6,100
January 31, 2010	0.09	0.07	24,200
December 31, 2009	0.08	0.06	108,000
November 30, 2009	0.08	0.06	278,600
October 31, 2009	0.17	0.07	212,700
September 30, 2009	0.11	0.06	622,200
August 31, 2009	0.13	0.07	120,800
July 31, 2009	0.10	0.03	75,500
June 30, 2009	0.08	0.05	63,700
May 31, 2009	0.10	0.07	56,800
April 30, 2009	0.10	0.04	6,500
March 31, 2009	0.04	0.04	--
February 28, 2009	0.06	0.04	6,800
January 31, 2009	0.10	0.06	45,000

By Quarter
Calendar 2009
First Quarter	0.10	0.04	51,800
Second Quarter	0.10	0.04	127,000
Third Quarter	0.25	0.13	426,300
Fourth Quarter	0.13	0.02	440,600

By Quarter
Calendar 2008
First Quarter	0.51	0.30	611,000
Second Quarter	0.35	0.20	459,200
Third Quarter	0.25	0.13	426,300
Fourth Quarter	0.13	0.02	440,600

Calendar 2007
First Quarter	0.48	0.36	440,000
Second Quarter	0.61	0.40	210,000
Third Quarter	1.38	0.30	363,900
Fourth Quarter	0.59	0.37	410,100

Calendar 2006
First Quarter	0.45	0.21	901,400
Second Quarter	1.01	0.30	1,343,100
Third Quarter	0.56	0.33	259,000
Fourth Quarter	0.59	0.35	285,000

Annual 2009	0.25	0.02	1,596,600
Annual 2008	0.51	0.02	1,937,100
Annual 2007	1.38	0.30	1,692,800
Annual 2006	1.01	0.21	2,788,500
Annual 2005	0.31	0.12	1,665,300

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Cream have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-CMA).  Since October 5, 1999, Cream's shares have traded on the over-the-counter market (“OTC-BB”) in the United States (symbol-CRMXF.OB).  They also trade on the Frankfurt Exchange under the symbol “DFL”.

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Cream's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412.  A copy of the Articles of Association and Memorandum were filed as an exhibit with Cream's initial registration statement on Form 20-F and amended articles have been filed as exhibits subsequent to the initial registration statement.

Objects and Purposes

Cream's Articles of Incorporation do not specify objects or purposes.  Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person.  British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Cream's articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three).  Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time.  There are no staggered directorships.  Under the British Columbia Business Corporations Act (“BCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.  Directors' compensation is not a matter on which they must abstain.  Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada.  There is no mandatory retirement age either under Cream's Articles or under the BCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Cream's best interests, but the directors may not authorize Cream to provide financial assistance for any reason where Cream is insolvent or the providing of the guarantee would render it insolvent.  Directors need not own any shares of Cream in order to qualify as directors.

The Articles specify the number of directors shall be the number of directors fixed by shareholders annually, or the number that are actually elected at a general shareholders meeting.  Shareholders at the annual shareholders' meeting determine the number of directors annually and all directors are elected at that time.  Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders' meeting.  Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

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

Descriptions of rights, preferences and restriction attaching to each class of shares

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 88,324,202 are outstanding as of August 31, 2010.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and Cream's Articles relating to the common shares may be summarized as follows:

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

Pre-emptive Rights

There are no pre-emptive rights applicable to Cream which provide a right to any person to participate in offerings of Cream's securities

Liquidation

All common shares of Cream participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Cream's Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares.  (See also “Exchange Controls”)

Dividends

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

Shareholder Meetings

Shareholders' meetings are governed by the Articles of Cream but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Cream will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholder' meetings require not less than a 60 day notice period from initial public notice and that Cream makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  Cream must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.  The meeting must be held within 15 months of the previous annual shareholders' meeting.  A quorum for a shareholders' meeting is two members or proxy holders present.

Change in Control

Cream has not implemented any shareholders' rights or other “poison pill” protection against possible take-overs.  Cream does not have any agreements which are triggered by a take-over or other change of control, except that a takeover or change if control may result in the vesting of stock options previously granted.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in Cream's material agreements giving special rights to any person on a change of control.

Insider Share Ownership Reporting

The articles of Cream do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to Cream's shareholders.  There are no requirements under British Columbia corporate law to report ownership of shares of Cream but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

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

Future capital Call

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Cream on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the Common Shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.  Cream does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Cream's relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Cream's Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Cream was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Cream.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Cream was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 exceeds Cdn$295 million.  A non-Canadian would acquire control of Cream for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Cream unless it could be established that, on the acquisition, Cream was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes Cream will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

i.

an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

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

Certain Canadian Federal Income Tax Consequences

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder who at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Tax Convention (1980, as amended) (the "Convention") (i) is not resident or deemed to be resident in Canada, but is a resident of the U.S., (ii) is a "qualifying person" for the purposes of the Convention, (iii) deals at arm's length with us, and (iv) will acquire and hold our common shares as capital property for the purposes of the Canadian Tax Act.  This summary does not apply to a shareholder who uses or holds, or is deemed to use or hold, its shares in our Company in connection with carrying on a business in Canada, or to a shareholder that is either an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” as defined in the Canadian Tax Act.  This summary is based on the current provisions of the Canadian Tax Act, the regulations thereunder in force as of the date hereof (the “Regulations”), all proposals to amend the Canadian Tax Act or the Regulations publicly announced by the federal Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and an understanding of the current published administrative practices of the Canada Revenue Agency.  This summary is not exhaustive of all Canadian federal income tax considerations applicable to a shareholder of our company and, except for the Tax Proposals, this summary does not take into account or anticipate any changes in the Canadian Tax Act, the Regulations or the administrative or assessing policies of the Canada Revenue Agency, whether by legislative, governmental or judicial decisions or action, nor does this summary take into account provincial, territorial or other foreign tax legislation or considerations, which may differ significantly from those discussed herein.  There can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder.  The tax consequences to any particular shareholder will depend on a variety of factors including the shareholder's own particular circumstances.  Therefore, all shareholders should consult their own tax advisors with respect to their own particular circumstances.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Convention.

Dividends on Common Shares

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada.  We are responsible for withholding this tax at the source. The Convention generally limits the rate of withholding tax on dividends to 15% of the gross amount of such dividends paid to shareholders or, if the shareholder is a company that beneficially owns at least 10% of the voting stock of the payor corporation, 5% of the gross amount of the dividends.

The Convention generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the U.S. and is exempt from income tax under the laws of the U.S.

Dispositions of Common Shares

Under the Canadian Tax Act, a taxpayer's capital gain or capital loss from a disposition of a share of our common shares is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition.  The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties.  One half of capital gains net of one half of any capital losses are included in income.  The amount by which a shareholder's capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.”  Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock were owned by a shareholder, persons with whom the shareholder did not deal at arm's length or the shareholder together with all such persons and in certain other circumstances.

The Convention generally relieves U.S. residents who qualify for benefit thereunder from liability for Canadian tax on capital gains derived on a disposition of shares unless:

(a)

the value of the shares is derived principally from real property situated in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b)

the shareholder was an individual who was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him or her when he or she ceased to be resident in Canada; or

(c)	the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

Material U.S. Federal Income Tax Consequences

U.S. Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, or an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and the term U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction of any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally, will be taxed at a maximum rate of 15% provided that such U.S. Holder has held to shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met (“qualified dividend income”).  For this purpose, dividends will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. Federal income tax principles.  To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program.   We currently anticipate that if we were to pay any dividends with respect to our shares, if we have current or accumulated earnings and profits, then to the extent of such earnings and profits the dividends should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction if the U.S. Holder owns shares representing at least 20% o the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in our common shares.  Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts.  In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years preceding the loss year and carried forward five years following the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Passive Foreign Investment Company

We have not determined whether or not we meet the definition of PFIC, within the meaning of Sections 1291 through 1298 of the Code for the current tax year and any prior tax years.  We may or may not qualify as a PFIC in subsequent years due to changes in our assets and business operations.  A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to numerous special U.S. federal income taxation rules.  The following is a discussion of these special rules as they apply to U.S. Holders of our common shares.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that it produces or are held for the production of passive income is 50% or more.

U.S. Holders owning shares of a PFIC are subject to a special tax and to an interest charge based on the value of deferral of U.S. tax attributable to undistributed earnings of a PFIC for the period during which the shares of the PFIC are owned.  This special tax would apply to any gain realized on the disposition of shares of a PFIC.  In addition, the gain is subject to U.S. federal income tax as ordinary income, taxed at top marginal rates, rather than as capital gain income.  The special tax would also be payable on receipt of excess distributions (any distributions received in the current year that are in excess of 125% of the average distributions received during the 3 preceding years or, if shorter, the shareholder's holding period).  However, if the U.S. Holder makes for any tax year a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder's interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  Generally, shareholders do not make a QEF election unless they have sufficient information to determine their proportionate share of a corporation's net capital gain and ordinary earnings. We have not calculated these amounts for any shareholder, and do not anticipate making these calculations in the foreseeable future. Therefore, U.S. Holders of our common shares should consult their own financial advisor, legal counsel or accountant regarding the QEF election before making this election.

U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable years for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of our common shares as of the close of such tax year over such U.S. Holder's adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for our common shares included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) our common shares and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in our common shares will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed above) would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer.

The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the United States, U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC which is subject to current U.S. tax.  The United States generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC.  This rule generally is effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders.  Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.  We do not believe that we currently qualify as a CFC.  However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

Foreign Tax Credit.

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of our common shares  may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process.

In addition, U.S. Holders that are corporations and that own 10% or more of our voting stock may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by us under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of our common shares should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to our common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold at a current rate of 28% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder regarding dividends paid by the Company, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number (generally on Form W-9) or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. U.S. Holders should consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to our common shares.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement by Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the head office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1, or on request of Cream at 604-687-4622.  Copies of Cream's consolidated financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com during normal business hours.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2010	March 31, 2009
U.S. Dollars
Cash and cash equivalents	37,494	53,239
Accounts payable and accrued liabilities	(357,361)	(223,038)
Mexican Pesos
Cash and cash equivalents	21,288	33,384
Value added taxes recoverable	139,557	176,794
Accounts payable and accrued liabilities	(228)	(127,487)

Based on the above net exposures at March 31, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $31,987, in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,062 in the Company's loss from operations.

B.

Qualitative Information about Market Risk

Transaction Risk and Currency Risk Management

Cream's current operations do not employ financial instruments or derivatives.  Currently, the Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

The Company is exposed to potential loss from various risks including commodity price risk, interest rate risk, currency risk, credit risk and liquidity risk.

(a)

Commodity price risk

The Company's ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market prices of gold and silver and the outlook for these metals. The Company does not have any hedging or other derivative contracts with respect to its operations.

Market prices for gold and silver historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

(b)

Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates.  The Company has no financial assets with this risk.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2010.  In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2010, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

(c)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in United States dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company's results of operations, financial position or cash flows.

(d)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Given their short-term maturity, the fair value of cash and cash equivalents and sundry receivables are based on going-concern assumptions and are recorded at their carrying value.

The Company's financial assets are cash and cash equivalents and accounts receivable.  The Company's maximum exposure to credit risk as at March 31, 2010 is the carrying value of its financial assets.  The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly liquid securities.  Cash and cash equivalents are held at a major Canadian Chartered Bank and the risk of default is considered to be remote.  Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable.

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

The Company attempts to manage liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.  The Company has been unable to maintain liquidity and has been dependent on small private placement financings and advances from a major shareholder.  The Company has significant liquidity risk.  All of the Company's financial liabilities are due within one year.

C.

Management of capital

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral property interests in Canada and Mexico and to maintain a flexible capital structure which optimizes the costs of capital.

In the management of capital, the Company includes the components of shareholders' equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets.  To maintain or adjust the capital structure, the Company may issue new shares, issue debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed, but did not provide sufficient funding for operational activities and repayment of loans primarily received from a major shareholder during the years ended March 31, 2008, 2009 and 2010, and additional advances since March 31, 2010.  There can be no assurances that the Company will be able to continue raising capital in this manner.  A portion of the Company's loans from a shareholder require repayment of interest and principal, but as all funds must be raised from equity investment, the Company is unable to make any payments of interest or principal.  Other loans from the major shareholder bear no interest or fixed terms of repayment.  All payables are unsecured.

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

The Company's investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.  The Company will need to do a financing through the issuance of common shares to continue in operations.  To July 22, 2010, the Company had reduced its cash requirements through the joint venture on the Nuevo Milenio property in Mexico with Roca Mines.

Exchange Rate Sensitivity

The Company is engaged in mineral exploration and related activities, including exploration, and reclamation.  Changes in the price of foreign exchange rates could significantly affect the Company's profitability and cash flows.  See “Key Information” under Item 3 above, for a description of factors relating to foreign exchange and currency fluctuations.  Its liabilities are all denominated in Canadian dollars.  Certain operations are in Mexico and in Sierra Leone and are affected by exchange rate risk, of both the U.S. Dollar and the local currency in each country.

Exploration in fiscal 2009 was primarily conducted in Mexico and Canada, and its administrative operations are in Canada, with finalization of exploration in Sierra Leone in April and May of 2008.  The Company's operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds are usually received in Canadian dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U. S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Exchange gains were incurred in fiscal 2010 of $22,860 on cash expenditures of $1.2 million, an amount primarily related to administrative and exploration activities in Mexico.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

a)

Disclosure controls and procedures.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.  As such, the certifying officer filing this annual report does not make any representations relating to the establishment and maintenance of controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers of its interim and annual filings are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.  Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation in Canada.

b)

Management's annual report on internal control over financial reporting

Not applicable due to the market capitalization of the Company.

c)

Attestation Report of registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our independent registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

d)

Changes in internal controls over financial reporting

Not applicable due to the market capitalization of the Company.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The members of the audit committee are Messrs Robin Merrifield, Sargent H. Berner and Doug Lang.  The Company's Board of Directors has determined that it has more than one “audit committee financial expert” on the Audit Committee.  Mr. Robin Merrifield is a Chartered Accountant (South Africa) and is a Senior Vice-President, Finance of a producing mining company and Mr. Doug Lang is a Certified General Accountant in the Province of British Columbia.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.  None of the current members of the audit committee have a material relationship with the Company, although Mr. Berner provides consulting services through a private company which he controls, Kent Avenue Consulting Ltd., from which $30,000 is paid or payable for the year ended March 31, 2010, and as such, is not considered to be independent.  No fees are paid to Mr. Robin Merrifield or Mr. Doug Lang.

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

3.

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.

an understanding of internal controls and procedures for financial reporting,

are as follows:

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

From 1968 to 1976, Mr. Berner served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practiced corporate, securities and natural resources law as an associate and/or partner at the Vancouver law firm of DuMoulin Black from 1976 to 2006.  Mr. Berner has served for many years as a member of the audit committee of several other public companies.

C. Douglas Lang	Certified General Accountant, (1975) British Columbia

From 1991 to 2005, Mr. Lang was the Chief Financial Officer for the City of Campbell River, BC.  He is a current director of the Coastal Community Credit Union in Campbell River as well as a member of their audit committee.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer and other members of senior management.  The Company's Code of Ethics is filed as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2010, and to the date of filing of this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Years ended March 31,
Services:	2010 (Cdn$)	2009 (Cdn$)
Audit fees	$ 41,000	$ 40,000
Audit-related fee (1)	2,203	--
Tax fees	--	4,890
All other fees (2)	656	--
Total fees	$ 43,859	$ 44,890

Note:

(1)“Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.

(2) Canadian Public Accounting Board Fees.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the United States Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors.  All of the non-audit related services provided by the Company's audit firm were pre-approved by the audit committee.

During the year ended March 31, 2010, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 16 to the consolidated financial statements.

The financial statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Morgan and Company, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

ITEM 18

FINANCIAL STATEMENTS

Not applicable.  See Item 17.

ITEM 19.

EXHIBITS

Financial Statements:

a.

Auditors' Report on the consolidated balance sheets as at March 31, 2010 and 2009 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the three years ended March 31, 2010, 2009 and 2008;

b.

Consolidated balance sheets as at March 31, 2010 and 2009;

c.

Consolidated statements of operations for each of the three years ended March 31, 2010, 2009 and 2008;

d.

Consolidated statements of shareholders' equity for each of the three years ended March 31, 2010, 2009 and 2008;

e.

Consolidated statements of cash flows for each of the three years ended March 31, 2010, 2009 and 2008;

f.

Notes to the consolidated financial statements.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1*****

Consolidated Financial Statements for the Years Ended March 31, 2010, 2009 and 2008, including Management's Responsibility for Financial Reporting and Auditors' Report from Morgan and Company, Chartered Accountants

F-2*****	Quarterly and Annual Report for the Three Months and Year Ended March 31, 2010
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1*	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008 and October 23, 2009
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
4.2	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1	List of Subsidiaries
11.1*	Code of ethics
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*

A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21'35” North, Longitude: 104 º46'53” West”, dated February 16, 2006.

B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.
C***

A technical report titled, “Evaluation Report, Dos Hornos and Veta Tomas, Gold Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21'35” North, Longitude 104º46'53” West”, dated January 30, 2008.

D****

A technical report titled, “Revised Evaluation Report, Dos Hornos and Veta Tomas, Gold-Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21'35” North, Longitude 104º46'53” West”, dated December 24, 2008.

*These exhibits have been filed with the Company's registration statement and Annual Reports on Form 20-F and are incorporated by reference.

**Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-05-002324 on December 9, 2005, subsequently amended and filed via Form 6-K on EDGAR under Accession Number 0001137171-06-000254 on February 6, 2006.

***Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-08-000226 on March 12, 2008.

****Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-09-000099 on February 11, 2009.

*****These exhibits have been previously filed on Form 6-K on EDGAR under Accession Number 0001137171-10-000458 on August 9, 2010.

END OF EXHIBITS

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

CREAM MINERALS LTD.

Per:

/s/ Michael O'Connor

Michael O'Connor, President

DATED:

September 29, 2010

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1*****

Consolidated Financial Statements for the Years Ended march 31, 2010, 2009 and 2008, including Management's Responsibility for Financial Reporting and Auditors' Report from Morgan and Company, Chartered Accountants

F-2*****	Quarterly and Annual Report for the Three Months and Year Ended March 31, 2010
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1*	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
4.2	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1	List of Subsidiaries
11.1*	Code of ethics
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*

A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21'35” North, Longitude: 104 º46'53” West”, dated February 16, 2006.

B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.
C***

A technical report titled, “Evaluation Report, Dos Hornos and Veta Tomas, Gold Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21'35” North, Longitude 104º46'53” West”, dated January 30, 2008.

D****

A technical report titled, “Revised Evaluation Report, Dos Hornos and Veta Tomas, Gold-Silver Structures, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21'35” North, Longitude 104º46'53” West”, dated December 24, 2008.

*These exhibits have been filed with the Company's registration statements and Annual Reports on Form 20-F and are incorporated by reference.

**Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-05-002324 on December 9, 2005, subsequently amended and filed via Form 6-K on EDGAR under Accession Number 0001137171-06-000254 on February 6, 2006.

***Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-08-000226 on March 12, 2008.

****Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-09-000099 on February 11, 2009.

*****These exhibits have been previously filed on Form 6-K on EDGAR under 0001137171-10-000458 on August 9, 2010.