Form 20-F/A
period 2010-03-31
CREAM MINERALS LTD
filed 2010-10-18
CIK 1066130

September 29, 2010/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010 (with other information to August 31, 2010, except where noted)

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐      No☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐     No ☑

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

Yes ☐      No ☑

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

TABLE OF CONTENTS

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

6

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

6

ITEM 3.

KEY INFORMATION

6

ITEM 4.

INFORMATION ON THE COMPANY

14

ITEM 4A.

UNRESOLVED STAFF COMMENTS

33

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

33

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

50

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

62

ITEM 8.

FINANCIAL INFORMATION

64

ITEM 9.

THE OFFER AND LISTING

65

ITEM 10.

ADDITIONAL INFORMATION

67

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

76

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

78

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

79

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS                                                                                                                                                  79

ITEM 15.

CONTROLS AND PROCEDURES

79

ITEM 16B.

 CODE OF ETHICS

81

ITEM 16C.

 PRINCIPAL ACCOUNTANT FEES AND SERVICES

81

ITEM 16D.

 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

81

ITEM 16E.

 PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

81

ITEM 16F.

 CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

81

ITEM 16G.

 CORPORATE GOVERNANCE

81

ITEM 17.

 FINANCIAL STATEMENTS

82

ITEM 18

FINANCIAL STATEMENTS

82

ITEM 19.

 EXHIBITS

82

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

	To August 31, 2010	2009	2008	2007	2006	2005

End of Period	$0.9736	$0.9515	$0.8210	$1.0120	$0.8582	$0.8579
Average for Period	0.9654	0.8757	0.9381	0.9316	0.8818	0.8254
High for Period	1.0039	0.9716	1.0048	1.0908	0.9100	0.8690
Low for Period	0.9278	0.7692	0.8034	0.8437	0.8528	0.7872

	High and low exchange rates for the past six months
	August 2010	July 2010	June 2010	May 2010	April 2010	March 2010

High	0.9397	0.9724	0.9805	0.9885	1.0051	0.9988
Low	0.9844	0.9381	0.9429	0.9278	0.9803	0.9596

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

Cash Expenditures

Cream's principal capital expenditures and write-downs over the three fiscal years ended March 31, 2010, are as follows:

Year	Mineral Property Acquisition	Equipment	Write-downs
2010	$94,325	$ --	$227,196
2009	$150,006	$14,019	$418,312
2008	149,685	179,605	109,741

Exploration expenses incurred during the three fiscal years ended March 31, 2010, are as follows:

Property Name	2008	2009	2010
Casierra Property, Sierra Leone	$1,352,908	$464,771	$25,410
Kaslo Silver Property, British Columbia	1,199	359	941
Goldsmith and other properties, British Columbia	26,665	44,649	2,815
Manitoba Properties, Manitoba	199,229	77,481	143,038
Nuevo Milenio Property, Mexico	784,250	365,729	245,753
Total	$2,364,251	$952,989	$417,057

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

F-2*****	Quarterly and Annual Report for the Three Months and Year Ended March 31, 2010
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1*	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008 and October 23, 2009
4.1*	Option to Purchase Diamond Exploration Licences EPL.1/94 and EPL.5/94 in Sierra Leone
4.2	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1	List of Subsidiaries
11.1*	Code of ethic
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
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