Form 20-F
period 2011-03-31
CREAM MINERALS LTD
filed 2011-09-30
CIK 1066130

September 29, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011 (with other information to August 31, 2011, except where noted)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________________

Commission file number  0-29870

CREAM MINERALS LTD.
(Exact name of Registrant as specified in its charter) BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) Suite 1400, 570 Granville Street Vancouver, British Columbia, Canada, V6C 3P1
(Address of principal executive offices)

Contact: Angela Yap, Chief Financial Officer, (604) 687 4622, facsimile – (604) 687 4212, Suite 1400, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	None

Number of outstanding shares of Cream's only class of issued capital stock as at March 31, 2011:

149,464,345 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐	No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐	No ☑

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

NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 – “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”.  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact  the demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.  Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements.  The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise.

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated.  On August 31, 2011, the Bank of Canada noon rate for Canadian Dollars was U.S.$1.00:Cdn$0.9784 (see Item 4 for further historical exchange rate information).  Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres (“km”)	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the U.S. dollar exchange rates, based on the noon rate at the Bank of Canada for the calendar years 2005 through 2010 and 2011 to date.

	To March 31, 2011	2010	2009	2008	2007	2006
End of Period	$1.0290	$1.0054	$0.9555	$0.8166	$1.0120	$0.8582
Average for Period	1.0147	0.9710	0.8757	0.9381	0.9304	0.8818
High for Period	1.0324	1.0054	0.9716	1.0289	1.0905	0.9100
Low for Period	0.9978	0.9278	0.7692	0.7711	0.8437	0.8528

	High and low exchange rates for the past six months
	August 2011	July 2011	June 2011	May 2011	April 2011	March 2011

High	$1.0438	$1.0583	$1.0370	$1.0537	$1.0542	$1.0324
Low	1.0091	1.0343	1.0141	1.0195	1.0319	1.0083

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

This Annual Report may use the terms “inferred resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, as well as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

PART 1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

(a)	Directors and Senior Management

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

(b)	Advisors

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

(c)	Auditor

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The selected financial data of Cream Minerals Ltd. (“Cream” or the “Company”) for the years ended March 31, 2011, 2010 and 2009 was derived from the Company’s consolidated financial statements audited by Morgan and Company, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2011, in Canadian dollars, presented in accordance with Canadian Generally Accepted Accounting Principles (“Cdn GAAP”) which differs in certain respects from Generally Accepted Accounting Principles in the United States (“US GAAP”).  A discussion of differences between Cdn GAAP and US GAAP is contained in Note 16 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17.  On September 29, 2011, the noon buying rate as quoted by the Bank of Canada was 1.0326 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Balance Sheet Data	2011	2010	2009	2008 (as restated)(1)	2007 (as restated)(1)
Total assets according to financial statements (Cdn GAAP)(1), as restated	$5,633	$987	$1,013	$1,406	$1,433
Total assets (US GAAP)(2)	5,633	987	1,013	1,406	1,434
Total liabilities	446	2,290	1,913	1,333	401
Share capital	32,054	24,596	24,609	23,777	21,483
Contributed surplus, accumulated comprehensive income, share subscriptions and loss and warrants	6,958	3,294	2,418	1,827	1,166
Deficit (Cdn GAAP), as restated	(33,802)	(29,193)	(27,928)	(25,531)	(21,617)
Deficit (US GAAP)	(33,802)	(29,193)	(27,928)	(25,531)	(21,617)

(Cdn$)	As at March 31
Period End Balances (as at)	2011	2010	2009	2008 (as restated)(1)	2007 (as restated)(1)
Working capital (deficiency)	$4,425	$(1,942)	$(1,697)	$(1,244)	$4
Mineral property interests (US GAAP)	484	455	588	856	816
Mineral property interests (Cdn GAAP), as restated	484	455	588	856	816
Shareholders’ equity (Cdn GAAP), as restated	5,186	(1,303)	(900)	73	1,032
Shareholders’ equity (deficiency) (US GAAP)	5,186	(1,303)	(910)	73	1,032
Number of outstanding shares	149,464	64,717	64,647	47,921	41,801

No cash or other dividends have been declared.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2011	2010	2009	2008 (as restated)(1)	2007 (as restated)(1)
Investment and other income	$(14)	$(5)	$(1)	$(6)	$(23)
General and administrative expenses (including Stock-based compensation)	2,907	684	1,092	1,446	686
Exploration costs	1,702	379	953	2,364	2,216
Write-down of mineral property interests	13	227	418	110	--
Future income tax recovery	--	(21)	(66)	--	--
Net loss according to financial statements (Cdn GAAP)	(4,609)	(1,265)	(2,397)	(3,915)	(2,879)
Net loss according to financial statements (US GAAP)	(4,609)	(1,265)	(2,407)	(3,915)	(2,879)
Net loss from continuing operations per common share (Cdn GAAP)	(0.06)	(0.02)	(0.05)	(0.08)	(0.07)
Net loss per share (US GAAP)(2)	(0.06)	(0.02)	(0.05)	(0.08)	(0.07)

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

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

The tables below include the quarterly results for the years ended March 31, 2011 (“fiscal 2011”) and 2010 (“fiscal 2010”).

(Cdn$)	Year Ended March 31, 2011
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$(100)	$--	$--	$(13,475)	$(13,575)
General and administrative expenses	172,363	257,079	766,127	435,876	1,567,446
Stock-based compensation	--	--	--	1,339,990	1,339,990
Write-down of mineral property interests	--	--	--	12,806	12,806
Exploration costs	95,893	109,512	180,492	1,316,253	1,702,150
Future income tax recovery	--	--	--	--	--
Net loss according to financial statements (Cdn GAAP)	268,156	366,591	946,619	3,027,451	4,608,817
Net loss according to financial statements (US GAAP)	268,156	366,591	946,619	3,027,451	4,608,817
Net loss from continuing operations per common share (Cdn GAAP)	0.00	0.00	0.01	0.04	0.05
Net loss per share (US GAAP)	0.00	0.00	0.01	0.04	0.05

(Cdn$)	Year Ended March 31, 2010
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$--	$(6,793)	$--	$2,135	(4,658)
General and administrative expenses	224,501	235,189	131,965	90,692	682,347
Stock-based compensation	631	1,006	444	--	2,081
Write-down of mineral property interests	--	--	--	227,196	227,196
Exploration costs	86,315	93,520	260,952	(61,714)	379,073
Future income tax recovery	--	--	--	(21,137)	(21,137)
Net loss according to financial statements (Cdn GAAP)	(311,447)	(322,922)	(393,361)	(237,172)	(1,264,902)
Net loss according to financial statements (US GAAP)	(311,447)	(322,922)	(393,361)	(237,172)	(1,264,902)
Net loss from continuing operations per common share (Cdn GAAP)	(0.01)	(0.01)	(0.01)	(0.00)	(0.03)
Net loss per share (US GAAP)	(0.01)	(0.01)	(0.01)	(0.00)	(0.03)

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including Note 15 that reconciles Cdn GAAP to US GAAP.

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

Financial Risk Factors

Cream currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years’ history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis. Should funding not be obtained, this assumption will change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2011, is $33.8 million), which casts doubt on the ability of Cream to continue as a going concern. Cream has no revenue other than interest income.  A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future.  All of Cream’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2011, Cream had working capital of $4,425,299 compared to a working capital deficiency of $1,942,480 at March 31, 2010. Working capital is defined as current assets less current liabilities.

Cream may be unable to obtain the funds necessary to expand exploration. Cream’s operations consist, almost exclusively, of cash consuming activities given that its main mineral project, the Nuevo Milenio Silver-Gold Property, (“Nuevo Milenio” or “the Project”) Nayarit State, Mexico is in the exploration stage.  Cream will need to receive significant (i.e. upwards of $10 million) new equity capital or other funding for the next two years in order to fund its current planned exploration programs, and failing that, may cease to be economically viable.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.

The Company currently does not have sufficient financial resources to undertake all of its planned activities in fiscal 2012.This includes significant expenditures on property investigations and additional property acquisitions or staking of claims in Mexico, Canada or in other locations that may come to the attention of the Company.  The Company has been successful in the past in obtaining financing through the sale of equity securities, but as a venture capital company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If Cream fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties and/or reduce or terminate operations.  The Company’s exploration programs would have to be prioritized to fit within cash availability.

Cream is continuously reviewing strategies for private placement equity financings as well as other forms of financing that would carry the Company through the next fiscal year. If a private equity financing were to be completed, it is expected that warrants would be attached as part of the private placement to fund the Company for a further one to two year period.  Any such financings will result in dilution of the Company, depending on the number of common shares issued.

Volatile gold and silver prices and external market conditions can cause significant changes in the Company’s share price because as the prices of precious metals increase or decrease, the economic viability of the mineral properties is affected.  Cream has no history of mining or current source of revenue.  The Company is exploring for silver and gold, and historically, the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to the volatility of silver and gold prices, and also to the success or failure of the Company’s exploration programs. Market, financial and economic factors not directly related to mining activities can also affect the Company’s ability to raise equity financing.

Below are the annual average, high and low prices of gold and silver from the year 2000 to 2010, and year 2011 to date.

Gold1

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010	1224.53	1421.00	1058.00
2011 (Jan-Aug)	1520.09	1877.50	1319.00

Silver2

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	4.95	5.05	4.86
2001	4.37	4.82	4.07
2002	4.60	5.10	4.24
2003	4.85	5.97	4.24
2004	6.65	8.29	5.50
2005	7.22	9.23	6.39
2006	11.57	14.94	8.83
2007	13.39	15.82	11.67
2008	15.02	20.92	8.88
2009	14.66	19.18	10.51
2010	20.16	30.70	15.14
2011 (Jan-Aug)	36.24	48.70	26.68

Fluctuations in world financial markets can negatively impact the Company’s ability to fund itself.
Over the last decade there have been periods of high volatility in world financial markets.  The volatility can negatively impact a venture capital company’s ability to raise sufficient equity financing to sustain operations. Future financial market volatility cannot be determined; therefore it should not be assumed adequate funding will be available to the Company in the event of significant world financial market volatility.

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

The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  The Company may be unable to obtain all permits required for exploration and development, and the costs of obtaining these permits may

1 www.kitco.com  Gold prices, London Fix US dollars per ounce.
2 www.silverinstitute.org/priceuk.php Silver prices, London Fix US dollars per ounce.

not be commercially reasonable.  Existing laws and regulations may be modified, which could have an adverse effect on any exploration project that the Company might undertake.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company and its employees have been involved in the exploration of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.  The mining industry is heavily regulated in North America, where the Company has its operations, so that permitting is required before any work is undertaken where there is any form of land disturbance.  Exploration activity undertaken in Mexico is subject to the laws and regulations established and administered by the Federal government. To date,land disturbance has been minimal and all required reclamation has been completed.

Risk Factors Associated with Mining and Exploration

Cream’s exploration efforts may be unsuccessful in locating viable mineral resources.  Resource exploration is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

There is no certainty that the expenditures to be made by the Company on the exploration of its properties and prospects as described herein, in particular the Nuevo Milenio project, will result in discoveries of mineralized material in commercial quality and quantities.

Cream’s projects have uncertain project realization values. Cream changed its accounting policy with respect to the deferral (capitalization) of exploration costs in fiscal 2009.  The Company continues to defer (capitalize) acquisition costs incurred in connection with its projects on its balance sheet.  Cream believes the acquisition costs (of approximately $0.5 million at March 31, 2011) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore.  There can be no assurance that Cream could dispose of the projects for their financial statement carrying values, and in such circumstances a diminution in the book value of shareholders’ equity would be the result.

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

Other Risk Factors

Cream is dependent on its ability to recruit and retain key personnel.  The success of the activities of Cream is dependent to a significant extent on the efforts and abilities of its management.  Investors must be willing to rely to a significant extent on their discretion and judgment.  Cream does not maintain key employee insurance for any of its employees.  On May 30, 2011, the Company appointed a new Chief Financial Officer and on June 23, 2011, Cream appointed a new Chairman and two other new directors.  The former President and Non-Executive Chairman remains a consultant to the Company.  Cream has relied on and will continue to rely on consultants and others for exploration, development and technical expertise.  The ability of the Company to retain employees and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

Cream’s title to mineral property interests may be challenged.  Although Cream has done a review of titles to its mineral interests, it has not obtained title insurance with respect to its properties and there is no guarantee of title.  The Company did obtain a land title review and legal opinion by a Mexican law firm which affirmed Cream’s title to  Nuevo Milenio. However,the mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Cream’s Canadian mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.  The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

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

Cream may not be able to insure certain risks which could negatively impact the Company’s operating results.  In the course of exploration, development and production of mineral properties, certain risks, and in particular unanticipated geological and operating conditions as well as fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult for U.S. investors to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities directly predicated upon the U.S. federal securities laws.  A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under U.S. securities laws.

Cream has been operating in Mexico, which has different risks than those of British Columbia, or Manitoba, Canada. Cream’s activities in Mexico may be subject not only to risks common to operations in the mining industry, but also to the political and economic uncertainties of operating in foreign jurisdictions, namely Mexico.  This may result in misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes or environmental regulation, any or all of which could have an adverse impact upon Cream.  Cream’s operations may also be affected to  varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.  Cream’s operations and exploration activities in Mexico are subject to Mexican federal and state laws and regulations governing protection of the environment.  These laws are continually changing and, as a general matter, are becoming more restrictive.

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

Risks Relating to an Investment in the Securities of the Company

Cream could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. Holders.  Potential investors who are U.S. Holders (defined below)should be aware that Cream expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may have been a PFIC in prior fiscal years and may continue to be a PFIC in subsequent years.  If Cream were to be treated as a PFIC, U.S. Holders of the Cream common shares would be subject to adverse U.S. federal income tax consequences, including a substantially increased U.S. income tax liability and an interest charge upon the sale or disposition of the Cream common shares and upon the receipt of distributions on the Cream common shares to the extent such distributions are treated as “excess distributions” under the U.S. federal income tax rules relating to PFICs.  U.S. Holders could potentially mitigate such consequences by making certain elections with respect to the Cream common shares.  U.S. Holders are urged to consult their tax advisors regarding Cream’s PFIC classification, the consequences to them if Cream is a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences.  (See Item 10 Taxation -United States Tax Consequences).

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

Market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In the last decade,securities markets in the United States and Canada and internationally have experienced periods of high price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Cream’s shares have ranged between $0.05 and $1.38 in the last five calendar years.

Significant potential equity dilution and end of lock-ups.  A summary of Cream’s diluted share capital is as follows:

Number of Warrants	Exercise Price	Expiry Date
8,407,071	$0.10/$0.15	April 13, 2011/12
41,250,000	$0.24	December 22, 2012
3,750,000	$0.16	December 22, 2012
53,407,071

Cream had stock options outstanding (9,906,500 at March 31, 2011 and 12,106,500 at September 29, 2011), which are exercisable at prices ranging from $0.12 to $0.53 per share which are, respectively, below and above the current market price for the Company’s shares. In the money options could be exercised prior to expiry while the higher priced options may not be exercised before expiry. In either case, the outstanding options could act as an upside damper on the price of Cream’s shares.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Cream remaining subject to hold period restrictions in Canada or the United States as of March 31, 2011.  At March 31, 2011, there were 53,407,071 warrants and 50,808,500 at September 29, 2011,exercisable at an average price of $0.22.The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares. Dilutive securities based on the trading range of Cream’s common shares at March 31, 2011, including the 53,407,071 warrants and the 9,906,500 stock options noted above, collectively represent approximately 42.4% of Cream’s issued shares as at March 31, 2011.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The Company’s executive office is located at:
Suite 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1
Telephone: (604) 687-4622
Facsimile: (604) 687-4212
Email: info@creamminerals.com
Website: www.creamminerals.com

The contact person in Vancouver, British Columbia, is Angela Yap, Chief Financial Officer.

The mailing address of the Company is the Company’s executive office at the address noted above. Cream operates directly and also through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”).  References to “Cream” or to “the Company” include Cream de Mexico except where otherwise indicated.

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CMA.”  Cream also trades on the Over the Counter Bulletin Board in the United States under the symbol CRMXF, and trades on the Frankfurt market under the symbol “DFL”.

The Company was incorporated under the laws of the Province of British Columbia, Canada as Cream Silver Mines N.P.L. on October 12, 1966, with an authorized capital of 3,000,000 shares, each having a par value of $0.50.  By Special Resolution passed on July 12, 1974, Cream cancelled its Memorandum and Articles and substituted a new Memorandum and Articles therefore providing for the limited liability of members and the increase of the authorized capital to 10,000,000 shares with a par value of $0.50 each.  By Special Resolution passed September 24, 1987, Cream again altered its Memorandum, changing its name to Cream Silver Mines Ltd. in its English form and "Mines Cream Silver Ltee." in its French form and amending its authorized share capital to 30,000,000 common shares without par value.  By Special Resolution passed September 15, 1994, Cream altered its Memorandum to consolidate its authorized and issued share capital of 30,000,000 common shares on a five-for-one basis into 6,000,000 common shares authorized, and issued common shares were consolidated from 18,707,937 common shares on a five-for-one basis into 3,741,587 common shares; to further increase its authorized capital to 50,000,000 common shares without par value (the "Common Shares"); and to change its name to Cream Minerals Ltd.  Cream has been listed on the TSX Venture Exchange (the "TSX Venture"), formerly the Vancouver Stock Exchange (“VSE”), since June 3, 1970.  The Company subsequently altered its Memorandum to increase its authorized capital to 500,000,000 common shares.

At Cream’s request, the VSE placed the Company  on inactive status on August 12, 1994.  Cream had requested inactive status in order to reorganize its affairs after the government of the Province of British Columbia placed Cream’s Vancouver Island mineral claims adjoining those of Westmin Resources Ltd. in moratorium, and refused to grant Cream a permit to explore these claims.  The claims, in Strathcona Park on Vancouver Island, were placed in moratorium in connection with the Strathcona Park area being declared a provincial park in 1972.  These actions by the provincial government left Cream with no viable project at the time and with little working capital.  The claims currently remain in moratorium.  Throughout the early to mid-1970s, Cream initiated several court cases seeking compensation for these claims.  The matter was ultimately decided by a decision of the British Columbia Court of Appeal denying Cream’s right to compensation.  Leave to appeal this decision to the Supreme Court of Canada was refused and Cream was then advised that it was without further legal recourse with respect to its Vancouver Island claims.  Recently, the British Columbia Court of Appeal specifically overruled its previous decision in the Cream case.  The Company reviewed its legal position in the light of this development, but has been advised that it remains bound by the previous decision.

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

Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia).  The Business Corporations Act (British Columbia) does not require a company’s Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares.  Effective September 21, 2004, the Company altered the authorized capital of the Company from 500,000,000 shares without par value to an unlimited number of shares without par value. By Special Resolution effective June 23, 2011, shareholders approved the adoption of new articles for Cream. See Item 10B – Memorandum and Articles of Association.

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties.  For most of the past three completed years, and prior thereto, the Company has been principally attempting to locate deposits of precious metals in Mexico and the Provinces of British Columbia and Manitoba, Canada.  In 2005 the Company acquired a property in Sierra Leone.

Mexico

The Company’s primary exploration project is Nuevo Milenio, located south of Tepic in the municipality of Xalisco, State of Nayarit, Mexico, having denounced (staked) the property in 2000 and receiving title to the property in 2001.

In 2001, Cream entered into an exploration program on the Property.  Cream explored the Property until the year ended March 31, 2005, at which time it wrote it down by $1,523,030 to a nominal carrying value of $1.  No acquisition costs are associated with the Property, as it was located, or denounced (staked). In 2006, the Company re-commenced exploration on Nuevo Milenio.  Exploration has been conducted since that time.

On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would have allowed Roca to earn up to a 70% interest in the Project.  In order to acquire a 50% legal and beneficial interest in the Project, Roca was to spend a cumulative US$12,000,000 for exploration work on the property by July 24, 2013.

On July 22, 2010, Roca notified the Company that it was not proceeding with the option agreement and the agreement was terminated.

In August 2010, after the termination of the Roca Agreement on July 22, 2010, the Company entered into discussions with several silver exploration and silver mining companies with respect to Nuevo Milenio.  The objective of the discussions was to form a subsequent option agreement.  Discussions with Minco Silver Corporation (“Minco”) had reached an advanced stage by early October 2010.  Prior to a formal offer to form an option agreement being received from Minco, on October 4, 2010, Endeavour Silver Corp. (“Endeavour”) announced an unsolicited take-over bid to the Company’s shareholders whereby Endeavour offered to purchase all of the issued and outstanding shares of the Company (including shares that may become outstanding before the expiry date of the offer upon the conversion, exchange or exercise or outstanding options or warrants of the Company) for $0.12 per share.  On November 18, 2010, Endeavour made an amended offer of $0.14 per share in cash, or 0.02575 of a common share of Endeavour, at the election of each shareholder.  The amended offer was scheduled to expire at 2:00 p.m. (Pacific time) on December 6, 2010.

On October 14, 2010, the Company received a formal offer (the “Minco Offer”) from Minco for the acquisition by Minco of up to a 70% interest in the Nuevo Milenio property.  Under the terms of the Minco Offer, Minco would have paid the Company the sum of $5 million cash to earn a 50% interest in Nuevo Milenio.  In addition, Minco would have the option to acquire an additional 20% interest by incurring $5 million in exploration expenditures over the following three years from the date of the option agreement for a total interest of 70%.  Following that point, the companies would fund additional development of Nuevo Milenio on a proportionate basis, Minco expending 70% and the Company expending 30%.  On November 8, 2010, Minco agreed to the removal of the due diligence condition to its offer.  In addition, Minco agreed to move the deadline for execution of the Offer from November 19, 2010, to a date that was suitable to both Minco and the Company,which was one day past the expiry date of the Endeavour offer.

After the initial unsolicited offer was announced by Endeavour, the Company formed an independent committee of directors (the “Independent Committee”) which, in consultation with its financial advisors, Capital West Partners, and its legal advisors Bull Housser & Tupper LLP, was mandated to evaluate the Endeavour formal offers and pursue other strategic alternatives to enhance value for shareholders and provide recommendations to the board of directors.  On October 15, 2010, the board of directors of the Company issued a directors’ circular advising that the Independent Committee was considering the initial offer from Endeavour and that the Independent Committee needed more time to properly fulfill its mandate.  On October 29, 2010, the board of directors of the Company issued a supplementary directors’ circular in which it made no recommendation as to whether shareholders should accept or reject the Endeavour offer.

On November 22, 2010, having carefully considered Endeavour’s amended offer, the board of directors issued a Notice of Change to the supplementary directors’ circular, in which it recommended that shareholders who wish to realize upon their investment in shares of Cream at that time accept the amended offer of Endeavour.  The Company stated that if Endeavour did not obtain at least 50.1% of the Company’s common shares as of December 6, 2010, the Company intended to accept the Minco Offer subject to receiving the required approval of the TSX Venture Exchange and approval of the shareholders, if required.

Endeavour allowed the Endeavour offer to expire on December 6, 2010.  On December 7, 2010, Cream agreed to a bought deal financing of $5 million with the provision of an overallotment of $1 million. The terms of the bought deal were $0.16 per unit with a full warrant exercisable at $0.24 for two years from the date of closing. Amongst the terms of the deal was the requirement that the Company retain 100% ownership of Nuevo Milenio. Consequently, on December 7, 2010, the Company informed Minco that it would not be proceeding with the option agreement for Nuevo Milenio.  A settlement fee of $150,000 was paid to Minco.  Minco agreed to provide to Cream all data accumulated during the due diligence process.

The Company subsequently closed the bought deal financing on December 21, 2010, and received gross proceeds of $6 million.

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares (“Ha”) located in the State of Sinaloa, Mexico.  The LOI was for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, Cream filed an application to denounce approximately 700 hectares adjoining the Las Habas property.  The Company let the LOI lapse and has not pursued title to the 700 Ha’s.

North America

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totaling $110,000 (paid) over six years.  The final payment of $20,000 was extended over a period of four months, at $5,000 per month from June to September 26, 2010. All the payments of $5,000 have been made pursuant to the amended agreement as of the date of this Annual Report. Subsequent to March 31, 2011, the Company wrote down the carrying value of Goldsmith Property to Nil.

The Lucky Jack option agreement calls for the issuance of 200,000 common shares (issued) and payments totaling $110,000 (paid) over six years.  The optionor will retain a 2.0% net smelter returns royalty (“NSR”) on all metals.  The Company may acquire one half of the NSR on each of the two properties for $1,000,000 each upon commencement of commercial production or earlier.  The Lucky Jack option agreement has been written down by $180,999 to a nominal carrying value of $1, as no exploration has been carried out on the property for a period of three years.

The Company, ValGold Resources Ltd. and Sultan Minerals Inc. (the “Companies”) each hold a one third interest in two staked claims, namely the Trout and Trout 1 claims, located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  Under the terms of the Trout Claim Group agreement, the Companies agreed to make a total cash payment of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the three companies), all of which were issued, to the optionor over a 36-month period from July 22, 2004.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  The joint venture agreement has not yet been completed.  The Companies have reduced the Stephens Lake claims held to the Trout Claim Group, and are reviewing their options with respect to the property.  The property has been written down to a carrying value of $1.

During fiscal 2007, and in fiscal 2008, the Company entered into option agreements to acquire up to 100% interest in two mineral property interests in the Province of Manitoba, the Wine claims and the Grand Nickel Project.  In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 km southeast of Flin Flon, Manitoba.  The Company earned its interest by making payments totaling $105,000 and issuing 200,000 common shares over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 km north-west of the town of Grand Rapids, Manitoba.  After a short exploration program, the Company determined that the property did not meet its expectations, returned the property to the optionor and recorded a write-down of acquisition costs of $34,250 in fiscal 2009. The grand Nickel project was written off in the year ended March 31, 2009.

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 ($20,000 paid) and the issuance of 400,000 shares (80,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totaling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.  The total incurred to March 31, 2011 is

$150,176.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Sierra Leone

In fiscal 2005, the Company entered into an agreement with Casierra Diamond Corporation (“CDC”) and its wholly-owned subsidiary, Casierra Development Fund Inc. (“CDF”) (collectively, “Casierra”) to earn an interest in production from two exclusive prospecting license areas for diamonds and other minerals and metals in Sierra Leone, West Africa.  Under the terms of the agreement, Cream earned a 70% interest in CDF’s interest in the two license areas, by issuing a total of 500,000 common shares, and incurring exploration costs of US$800,000.  A joint venture was to be formed between the parties with each party to contribute to further expenditures on the property in accordance with its interest.  A former Chairman of the Company holds approximately 34% of the issued and outstanding shares of CDC, incorporated in British Columbia.  In the years ended March 31, 2007, 2008 and 2009, the Company conducted work programs on the claims.  The initial exploration results were promising on the offshore claims, but as the program continued, results did not meet the Company’s expectations and as a result the Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in fiscal 2008.  Further write-downs of acquisition costs of $113,324 were recorded with respect to the onshore claims in fiscal 2009 and these were not renewed. In August 2009, the Company renewed the 91.39-square km offshore licence Expl 8/2005 for one year, but did not renew the license in June 2010.

B.	Business Overview

General

(i)	Nature of Company:

Cream has historically been a mineral exploration company.  The Company is currently focused on exploration of the Nuevo Milenio Silver-Gold Property in Mexico. Cream also has a portfolio of early-stage mineral exploration projects in British Columbia and Manitoba that may contain silver, gold, and other mineralization.  These properties have been explored by a number of companies over the years, with further work being completed by Cream since their acquisition.

(ii)	Principal Markets: Not Applicable.

(iii)	Seasonality: Not Applicable.

(iv)	Raw Materials: Not Applicable.

(v)	Marketing Channels: Not Applicable.

(vi)	Dependence: Not Applicable.

(vii)	Competitive Position: Not Applicable.

(viii)
Material Effect of Government Regulation:  The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Nuevo Milenio Project, Mexico

Cream began exploring the Nuevo Milenio Silver-Gold Project in 2001. Exploration work has continued to date. Two limited drill programs were completed, one in 2003 and the second in 2006/2007.  Cream began a significant diamond drill program on February 6, 2011.  The 2011 drill program called for 10,000 metres of drilling with an option to extend the drill program by an additional 10,000 metres, which was exercised on May15th, 2011. The contract provided for two drill rigs working continuously at Nuevo Milenio for the duration of the contract. The objective of the drill program is three fold:

1.	At Dos Hornos 1, Dos Hornos 2 and Veta Tomas conduct in-fill drilling to upgrade the reported Inferred Mineral Resources.

2.
At Once Bocas North conduct drilling to define the known 100 metre wide quartz vein - quartz stock work zone and to confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.	Step-out drilling to test known extensions of Once Bocas North, Once Bocas South, the Chacuaco open pit potential and high grade quartz vein potential, and the Cafetal South vein structures.

Subject to the results of the 2011 Exploration Program, described below, the Company will undertake a data review and analysis, and then following any revisions to the geological interpretation, a subsequent diamond drill program will be designed. Once all drill data and assays are available,Cream will proceed with a revised independent NI 43-101 Technical Report encompassing the in-fill drilling data on the current Inferred Mineral Resource and all step out exploration drilling data.

The Company has no plans to complete further exploration work on its properties located in British Columbia in the immediate future.

During fiscal 2012 the Company intends to conduct a limited drill program on the Blueberry Property located in Manitoba.

C.	Organizational Structure

The Company has one direct subsidiary, Cream Minerals de Mexico, S.A. de C.V., incorporated in Mexico.  Unless the context otherwise requires, references herein to the “Company” or “Cream” includes the subsidiary of the Company.

D.	Property, Plant and Equipment

The Company has mineral exploration interests in five properties: the Nuevo Milenio Project (Mexico), the Goldsmith (British Columbia), the Kaslo (British Columbia) property, the Wine (Manitoba) property and the Blueberry (Manitoba) property, as well as a joint interest in the Trout Claims.  The Company’s primary property is the Nuevo Milenio Project.

The Company’s mineral property interests in Canada and Mexico are in good standing and all payments on the properties are up to date.

None of the Company’s projects have known reserves, and its proposed programs are exploratory in nature.  The Nuevo Milenio Project has a NI43-101 compliant  Inferred Mineral Resource.

Nuevo Milenio Project

The Nuevo Milenio Property, Nayarit State, Mexico, encompasses several overlapping calderas defined by rhyolitic ring dykes and rhyolite domes and totals 2,560 Ha’s.

History of the Property

In 2000, Cream entered into an exploration program on Nuevo Milenio.  Work on the property began in 2001 and until 2004 was focused on the Eastern rim of the caldera and associated areas. In the year ended March 31, 2005, the

Company determined that it was not going to conduct further exploration on the property in the foreseeable future and as a result the property exploration costs were written down to a nominal carrying value of $1. Nuevo Milenio originally consisted of 4 lots encompassing 6927.8482 Ha’s. and was denounced in February 2000 by Arnoldo Carrera Gamboa on behalf of Cream Minerals de Mexico. Titles to the lots were received in February 2001 with the agreements to transfer the lots to Cream Minerals de Mexico signed in 2003 and registered with the Department of Mines with Cream Minerals de Mexico as beneficiary. In June 2005, an application to reduce Nuevo Milenio Fraccion 1 and to drop CMM II was filed with the Department of Mines. The remaining lot comprises the current 2,500 Ha Nuevo Milenio property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Nuevo Milenio is located south east of the city of Tepic in the State of Nayarit, Mexico. Nuevo Milenio is 27 kms by road (24 kms by highway, 3 kms by dirt road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of approximately 300,000 people, and is an important commercial centre. It is 150 km’s northeast of Puerto Vallarta.   A railway, airport, power lines and water are within reasonable distance of the property providing cost-effective access to infrastructure in the event the property is advanced to production.

Geological Setting

Regionally, Nuevo Milenio is located within an early Miocene caldera field located at the southern end of the Sierra Madre Occidental Volcanics.  The area is traversed by the Tepic Zacoalco rift zone, a boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  The confluence of two historically active volcanic zones and proximity to large regional faults provide a geological setting which has the potential to host significant mineralization.

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones.  There is minimal base metal content.  The Project is hosted by a sequence of intermediate to felsic volcanic flows, tuffs and breccias within a large collapsed caldera setting.  The collapsed caldera is set in an area of Micocene volcanics which further enhances the Project’s potential.  To date, three principal north west-trending zones have been identified on the property, Dos Hornos-Veta Tomas, Once Bocas North-Once Bocas South and Chacuaco-Cafetal.

Exploration

Historic Drilling

A report prepared in late 2005 recommended further work, and an additional $59,655 in exploration costs were written off  in the first half of the year ended March 31, 2006,

Drilling re-commenced on the Dos Hornos zone in late 2006. In January 2007, the focus of the drill program was shifted to in-fill drilling followed by drill testing the segment between Section 5 (Trench 3) to Section 12 (Mina Santa Gertrudis). The Company completed 31 diamond drill holes along the Dos Hornos 1 Zone for a total of approximately 5,200 metres.  Diamond drilling established that additional “Inferred Mineral Resources” are located within the Dos Hornos segments 1 and 2 and Veta Tomas, a newly defined and higher grade vein.

In May of 2009, Cream outlined a revised, staged underground development plan. The intention was to stage underground diamond drilling and begin upgrading the inferred mineral resources to the measured and indicated status as well as to add additional inferred mineral resources.

In support of the revised underground development plan, Cream initiated the required environmental studies, including biological, hydrological and land use, as well as a survey of the proposed area for the portal.  The Company did not pursue completion of the environmental permits and negotiations to secure surface rights or commence work on a planned cross-cut due to the signing of an option agreement with Roca Mines Inc. (“Roca”) effective July 24, 2009.

In May 2009, Cream announced that a channel sample taken just inside a recently discovered historic Spanish working on Cerro Dos Pinos, which is located approximately 500 metres southeast of the high-grade silver-gold Veta Tomas vein, yielded assays of 0.95 g/t Au and 452 g/t Ag respectively.

Cerro Dos Pinos lies approximately 500 metres southeast of drill hole DDH 07 – 23 which was drilled on the Veta Tomas Structure.  The Company believes that the new discovery is a probable fault segment of the high-grade silver-gold Veta Tomas Structure that could extend the known strike length of the Veta Tomas - Dos Hornos Zones from 1,200 metres to 1,800 metres.  The historic Spanish adit, 1.60 metres wide and caved, was driven on a quartz vein structure outcropping within a window of younger devitrified rhyolite flows.

On July 24, 2009, the Company entered into an option agreement with Roca that would have allowed Roca to earn up to a 70% interest in the Nuevo Milenio Project.  On July 22, 2010, Roca notified the Company that it would not be preceding with the option agreement, and the agreement was terminated.

Roca’s drill program consisted of approximately 1,000 metres of diamond drilling on Dos Hornos 1, Dos Hornos 2, Veta Tomas and Once Bocas. Five holes were drilled with the intention of twinning existing Cream holes. Drill results largely confirmed the results obtained by Cream.

2011 Exploration and Drilling Program

Cream began a significant diamond drill program on February 6, 2011. The 2011 drill program called for 10,000 metres of drilling.  The option to extend the drill program by an additional 10,000 metres was exercised on May15th, 2011. The contract provided for two drill rigs working continuously at Nuevo Milenio for the duration of the contract. The objective of the drill program was three fold:

1.	At Dos Hornos 1, Dos Hornos 2 and Veta Tomas conduct in-fill drilling to upgrade the reported Inferred Mineral Resources.

2.
At Once Bocas North conduct drilling to define the known 100 metre wide quartz vein - quartz stock work zone and to confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.	Step-out drilling to test known extensions of Once Bocas North, Once Bocas South, the Chacuaco open pit potential and high grade quartz vein potential, and the Cafetal South vein structures.

Sampling and Analysis

As of September 19, 2011, 89 drill holes for a total of 20,200 metres of drilling was completed. This completes the 2011 diamond drill program at Nuevo Milenio. Drilling of the Dos Hornos 1, Dos Hornos 2 and Veta Tomas structures has demonstrated continuity of the structure along strike and down dip. In addition, stacking of vein segments was observed in several cases. Drill holes which have cut above or below sub-parallel faults, in general, have returned good assay values. Low assay values where sub-parallel faults cut the vein structures are localized occurrences confined to the fault intersection. Steep topography combined with the orientation of the mineralized structure and orientation of sub parallel faults made drilling portions of some structures challenging. Assays reported to date for Dos Hornos 1, Dos Hornos 2 and Veta Tomas largely support the grades and widths as reported in the December 2008 NI 43-101 for the respective veins.

All data disclosed in this document was obtained from previously issued Cream news releases. All data and opinions contained herein and within the previously issued news releases were reviewed and verified by Mr. Ferdinand Holcapek P. Eng.  Mr. Holcapek is the Company’s Qualified Person for the purpose of NI 43-101 with respect to this property.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango.  In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (one sample out of five) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada.  The check samples are shipped to the Steward Group’s Preparation Laboratory in Zacatecas for shipping to the main Laboratory in Kamloops, BC for assaying.  All samples are assayed using Inspectorates Genx 30 31 Element Package Au & AgFA AA plus 29 elements ICP-AES Scan by aqua regia digestion and Hg by CVAA.  The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Cream filed a revised NI 43 – 101 Compliant Inferred Mineral Report, dated December 24, 2008 by Mr. Holcapek. For complete details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 on page 23 of this document.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He has prepared or supervised the preparation of the information that forms the basis of the above technical information about Nuevo Milenio. He is the Company's "Qualified Person" for the purpose of NI 43-101 with respect to this.

Gold-Silver Mineral Resource and Mineral Reserve Estimates

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. See Page 5 of this Annual Report for information relating to Inferred Resources.

The table below details the NI 43–101 Compliant Revised Inferred Mineral Resources as previously reported (Report dated December 24, 2008).

NI 43-101 Compliant Reported Inferred Mineral Resources revised December 24, 2008
Dos Hornos (U/G)	Width m	Tonnes	Ag g/t	Au g/t	Ag oz	Au Oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total		5,087,754.88	251.09	1.660	41,071,934.77	271,482.21
Tonnes: 5,088,000 Ag 251.09 g/t, Au: 1.660 g/t.  Ag: 41,072,000, Au: 271,500 oz.
Silver Equivalent (Gold -- Silver price Ratio = 50:1):   54,647,000 oz (assumes 100% recovery)

Metal prices employed at the time of the report were USD$10.28 silver and USD$816.09 Gold with cut-off grade of 131 g/t silver equivalent.

Measurement uncertainty and impairment assessments

Cream is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2011, the carrying value of mineral property interests was $0.5 million at March 31, 2011.  Subsequent to year end, the Company wrote down the carrying value of its mineral properties to $221,631 as at June 30, 2011.  Of this, $Nil was related to Nuevo Milenio.  The balance of costs relate to the Manitoba properties.  To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property management has concluded that the fair values of the properties is at least equal to or greater than its book value.  The Company also used an overall global valuation test, and compared the market capitalization to its net book value at March 31, 2011, as well as an assessment as to what premium, if any, would be reasonable and concluded that no property impairment charges were identified.

In addition, the Company re-evaluates the carrying values of equipment when events or changes in circumstance indicate that carrying values may not be recoverable.  If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.  Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.

The Company completed an impairment assessment for each of its mineral property interests for the year ended March 31, 2011.  It is management’s opinion that the carrying value of its properties is supported by recent exploration expenditures in excess of the properties’ carrying values and the Company’s near-term exploration plans.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant measurement uncertainty and judgments.

Exploration Expenditures

Expenditures incurred by the Company on Nuevo Milenio in fiscal 2011 (fiscal 2010 numbers in parentheses) include the following: assays and analysis - $8,827 ($18,842); drilling – 714,320 (Nil); geological and geophysical - $241,170 ($75,920); site activities - $167,941 ($137,714); stock based compensation - $440,824 (Nil) and travel and accommodation- $41,213 ($13,277).

Project Schedule

Drilling on Nuevo Milenio was completed in September 2011.  Assay results from 40drill holes are still pending at the date of this Annual Report.

Following review and interpretation of the data obtained from the recently completed 20,200 metre drill program, the Company will decide the next appropriate step in the exploration of Nuevo Milenio.

Exploration Projects, British Columbia Properties

The Company has two early-stage exploration projects in British Columbia, Canada.  The locations are shown on the map below, with details of the projects following.

Exploration activities on the Kaslo and Goldsmith properties have been planned and carried out under the supervision of Linda Dandy, P.Geo, and Perry Grunenberg, P. Geo both “Qualified Persons” for the purpose of NI 43-101, “Standards of Disclosure for Mineral Projects”.

Kaslo Property, British Columbia

Introduction

The Kaslo Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology

The 100% owned Kaslo Silver Property (“Kaslo”) encompasses nine former high-grade silver-lead-zinc historic small scale mines located in south-eastern British Columbia, Canada.  The various mines operated at different times during the period from 1895 to 1966.  The property currently consists of 7 modified grid claims, 13 crown grants, 8 reverted crown grants, 37 two-post claims and one mining lease of three units, for a total 160 units.

In October 2004 Cream commenced a diamond drill program on the Kaslo Silver Property.  This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.  Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  The initial drill hole was abandoned at 34 metres when the drill proved incapable of coring the shear zone.  A second steeper angled drill hole was successful in intersecting the hanging wall of the mineralized shear structure.  However, the second hole did not penetrate  the entire width of the shear zone and did not intersect the high-grade footwall mineralization.

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

Location and Access

The 4,000-hectare Kaslo Silver Property is located 12 km west of the town of Kaslo in southern British Columbia.  Access to the Kaslo Silver Property is via Highway 31A for seven km west from Kaslo, then 4.5 km southwest along Keen Creek Road to the property boundary.  The property lies along the Keen Creek Road for approximately 10 km.  Logging roads and numerous old mining roads and trails, some of which are heavily overgrown, bisect the property.  Power lines come to within 4 km of the property boundary, and water is abundant throughout.

Physiography

Kaslo is located in an area of rugged mountainous terrain.  Topography on the property is steep with elevations ranging from 1,050 metres along the Keen Creek valley to 2,200 metres on the Gold Cure ridge.

The Keen Creek valley runs along the northwest boundary of the property, with numerous tributaries crossing the property and emptying into Keen Creek.  The major tributaries, from northeast to southwest are Ben Hur, Briggs, Klawala, Kyawats and Desmond Creeks.

History

The Kaslo Silver Property includes nine former, small mines, which were originally discovered and worked for high-grade silver ores during the heyday of the Slocan Mining Camp at the end of the 19th century.  Intermittent exploration, development and production have taken place at various locations on the property since that time, most notably in the 1920s and 1950s.  The Cork-Province Mine was consolidated in 1914 and was the longest-lived producer in the camp when it closed in 1966.  Five former workings, the Silver Bear, Hartford, Gibson, Gold Cure, and Bismark are situated along the Gold Cure Shear Zone, which has been traced northeast across the property for 7.1 km.  Five additional workings, the Black Bear, Cork, Province, Dublin and Black Fox workings lie along the parallel 4.1 km long Cork Shear Zone, located in the Keen Creek valley approximately 1 km north of the Gold Cure Shear Zone.  Both shears are open along strike to the north and at depth.

Geophysics

Since it acquired the property, Cream has completed 51.7 km of VLF-EM geophysical coverage over the mineralized Cork and Gold Cure Shear Zones.  The geophysical surveys clearly define the location and extent of the controlling shears, as they are very conductive by nature.

In 1999, a gravity geophysical survey was conducted  over the Cork North zone to define which of the several limestone beds have the best potential to host massive sulphide mineralization.  Targets generated by the gravity survey have not been drill tested.

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

Location and Access

The Black Bear claims are located immediately north of and are contiguous with the Bismark Claims.  The Property is presently composed of a three-claim mining lease and three reverted, crown-granted mineral claims situated just 600 metres along strike to the north of the former Cork-Province Mine on the adjacent Bismark Claims. The Black Bear claims can be accessed through the Kaslo Silver Property, which is located 12 km west of the town of Kaslo in southern British Columbia.  Access to the Kaslo Silver Property is via Highway 31A for seven km west from Kaslo, then 4.5 km southwest along Keen Creek Road to the property boundary.

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

Cream completed a preliminary program of geological mapping, geochemical surveys, VLF electro-magnetometre surveys, a reconnaissance gravity geophysical survey, excavator trenching and 110 metres of diamond drilling in three short holes over the Black Bear Claims in 1998 and 1999.  The trenching program successfully encountered several small massive sulphide bodies that were tested with three short, wide spaced, diamond drill holes.  Sulphides were primarily pyrite, arsenopyrite and sphalerite containing low-grade silver values.

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

Proposed Exploration

No significant exploration work is proposed for fiscal 2012.

Ms. Linda Dandy, P.Geo. of P&L Geological Services, has supervised the Company’s Canadian exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

Goldsmith Property, British Columbia

Introduction

The Goldsmith Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totaling $110,000 (paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.  The last payment of $20,000 was paid in four instalments subsequent to March 31, 2010.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park, etc) throughout a three km long belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization in the workings is found in numerous quartz veins which range from a few centimetres to five  metres in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the sulphide-altered wall rock between and adjacent to the quartz veins.

The Lucky Jack claim groups are being worked contiguously with the Goldsmith claims and are considered jointly to make up the Goldsmith Property.  The acquisition costs of the Lucky Jack claims were written down by $180,999 to a carrying value of $1 in fiscal 2010.

Location and Access

The Goldsmith Property is located west of the small community of Poplar Creek along Highway 31, 66 km north of Kaslo, BC.  The claims are located on map sheets 082K.035 and 045 in the Slocan Mining Division of southeastern British Columbia.

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

Exploration Summary

Cream began exploration programs on the Goldsmith Property in 2003.  Between 2003 and 2008 the Company conducted a series of exploration programs including grab sampling and chip sampling from areas of the historic workings including samples from waste dumps, adits and trenches associated with the historic workings. A geochemical soil survey was carried out over a 2.8 km by 2.2 km grid which included the main part of the historical workings, in particular the Bullock and Goldsmith. The program results highlighted a 2 km long gold in soil anomaly.  Follow-up work included detailed geological and structural mapping with additional soil sampling.  The soil sampling grid was expanded to include the Lucky Jack zone.  In addition, detailed geological and structural mapping and rock chip sampling was conducted in order to define trench locations within the anomalous zone.  A HTEM-HELIMAG airborne geophysical survey was flown over the property in 2006.  Results from the 160-line km magnetic and AeroTem II Electromagnetic survey demonstrate in general that conductors line up well with the regional lithological trends.  Field magnetics illustrate a large magnetic high trend averaging 800 metres in width and lying between the two conductive zones.  An excavator trenching program was conducted on the property.  The trenches were excavated in the area of the Bullock and Goldsmith historic workings.  The trenches exposed some veins and uncovered others. All of the trenches and exposed veins were chip sampled to determine average grades.

Total exploration incurred in fiscal 2010 on the Goldsmith and Lucky Jack Claims (2009 includes the Kootenay Gemstone) totaled $2,815, compared to $44,649 in fiscal 2009.

Proposed Exploration

No significant exploration work is proposed for fiscal 2012.

Ms. Linda Dandy, P.Geo. of P&L Geological Services, is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

Kootenay Gemstone Property, BC

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totaling $100,000 ($20,000 paid) over 72 months.  The optionor could retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  In fiscal 2009, the Company determined that the exploration results did not meet the Company’s expectations and the property was returned to the optionors and the Company wrote off acquisition costs of $270,738.

Exploration Projects, Manitoba Properties

The Wine and Blueberry Properties in Manitoba are both without known mineral resources and reserves and the proposed programs are exploratory in nature.

The Company has two early-stage exploration projects in Manitoba, Canada.  The locations are shown on the map below, with details of the projects following.

Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 ($20,000 paid) and the issuance of 400,000 shares (80,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totaling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company conducted a line cutting and induced polarization (“IP”) survey program in late November to early December 2009.  A strong chargeability response - the IP response parameter - was obtained over the 250-metre by 400-metre outcrop containing numerous gold occurrences.  The outcrop is in the northeastern end of a strong response of some 900 metres length that strikes southwesterly paralleling numerous splays of the Mikanagan fault zone. Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly.  At present the data is being compiled and will be assessed with that of historical exploration work done in the immediate area, to better define targets for a follow-up drill program.

Mr. Peter Walcott P.Eng supervised the IP programs on the Blueberry Project. He is responsible for the technical reporting and is the Company’s “Qualified Person” for the purpose of National Instrument NI 43-101.

Wine Nickel-Copper Property, Manitoba

In March 2006, the Company entered into an option agreement, as amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 km southeast of Flin Flon, Manitoba.  The Company can earn its interest by making payments totaling $105,000 (paid) and issuing 200,000 common shares (issued) over a 48-month period.  The Company must also incur exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Cream’s exploration plans included investigating the Wine showing with a single vertical drill hole to determine if the mineralization could be similar to the Sherritt Gordon Mines ore-bodies at Lynn Lake, Manitoba.  The Sherritt Gordon Mine produced 20,151,146 tonnes of ore with an average grade of 1.023% Nickel and 0.535% Copper from eleven discrete vertical pipes that are hosted by a mafic to ultramafic igneous pluton (Pinset, R.H.; 1980).  A second drill hole was to investigate a large geophysical anomaly situated 100 metres west of the Wine showing.

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

A second drill hole, RAD 07 – 02 was collared at approximately 230 feet southeast of RAD 07 – 01.  It was drilled at –60 degrees to a depth of 837 feet with the hope of intersecting mineralization should the zone plunge vertically to that point.  The favourable horizon was not intersected in this hole; however, the main purpose of the hole was to locate the downward plunge of the upper zone and the hole was to be  used for a down the hole Pulse EM Survey. The work was not carried out.

Results of drilling completed in the summer of 2007 on the Wine Property recommended a VTEM airborne survey be conducted.  The VTEM survey was flown over the Wine Property and the Company’s Cedar Claims in late spring of 2008.  Exploration expenditures on the property in fiscal 2009 included the VTEM airborne survey and geological and geophysical studies amounting to $70,739 and site activities costing $1,742.  In fiscal 2008, the Company drilled one hole and a second was started but abandoned after 200 metres of drilling.  Drilling, assay and other costs in fiscal 2008 totalled $212,029.

Mr. A. J. Spooner, P.Eng. of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the “Qualified Person” for NI 43-101.

Stephens Lake Property (Trout Claim Group), Manitoba

The Trout Claim Group is situated 100 km east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licenses.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares.  Having earned the 75% interest, the Companies and the optionor may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.  The Companies formerly held additional claims in the province of Manitoba, which surrounded the Trout Claim Group.  These claims are no longer held by the Companies.  The Trout Claim group has been written down to a nominal carrying value of $1.00 as no exploration work is currently planned for this property.

Mr. Arthur Troup, P.Geo of Sultan Minerals Inc, is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

During fiscal 2011 Cream completed geophysical surveys and surface geology on the Manitoba property. Total exploration incurred in fiscal 2011 on the Wine and Blueberry Claims totaled $7,256, compared to $143,038 in fiscal 2010.

Properties Written Off in the Last Three Years

Casierra Property, Sierra Leone

In March 2005, Cream entered into an agreement with CDC and its wholly-owned subsidiary, CDF, to acquire an interest in the two large exploration licenses, subject to government approvals.  Casierra holds a 100% interest in the Hima Licence EPL 1/94 and a 90% interest in the Offshore Marine License EPL 5/94.  The Company earned a 70% interest in the licenses by financing US$800,000 in work and issuing 500,000 common shares.  The Company decided not to pursue activities in Sierra Leone.  The Company wrote down the acquisition of the offshore claim by $109,741 to a nominal carrying value of $1 in fiscal 2008.  A further write-down of acquisition costs of $113,324 were recorded with respect to the onshore claim in fiscal 2009, which was not renewed.  In fiscal 2010, the Company wrote off the acquisition costs of $25,467 relating to the offshore license it renewed in June 2009.  The license was not renewed in June 2010.  The BVI companies have been allowed to lapse.

Expenditures incurred on the Casierra property in fiscal 2011, with the 2010 numbers in parentheses include the following:  Acquisition costs - $Nil ($25,466); geological and geophysical - $Nil ($2,877); site activities - $Nil ($21,173), and travel and accommodation- $Nil ($460).  Amortization of equipment is included in site activities.  In fiscal 2009, the Company wrote off equipment, net of recoveries, in the amount of $93,187.

At March 31, 2011, the Casierra property has a carrying value of $Nil.

Kootenay Gemstone Property, BC

The Company held an option to acquire a 100% interest in the Kootenay Gemstone property located in the Nelson Mining Division, British Columbia.  The option agreement called for the issuance of 500,000 common shares (issued) and cash payments totaling $100,000 ($20,000 paid) over 72 months.  The optionor could retain a 2% net product returns royalty from the production of gemstones, half of which may be purchased by the Company for $1,000,000 upon commencement of commercial production.  In fiscal 2009, the Company determined that the exploration results did not meet the Company’s expectations and the property was returned to the optionors and the Company wrote off acquisition costs of $270,738.

Grand Nickel Project, Manitoba

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims, located in the Thompson Nickel Belt, approximately 40 km north-west of the town of Grand Rapids, Manitoba.  Terms of the option agreement were cash payments totaling $105,000 and the issuance of 200,000 common shares to the optionor over a 48-month period.  The Company was to make cash payments to the optionor of $10,000 on regulatory approval (paid); $15,000 one year following regulatory approval; $40,000 two years and $40,000 three years following regulatory approval.  After a short exploration program, the Company determined that the property did not have the expected potential and has returned the property to the optionor and recorded a write-down of acquisition costs of $34,250 in fiscal 2009.

Cash Expenditures

Cream’s principal capital expenditures and write-downs over the three fiscal years ended March 31, 2011, are as follows:

Year	Mineral Property Acquisition	Equipment	Write-downs
2011	$41,558	$49,946	$12,806
2010	94,325	--	227,196
2009	150,006	$14,019	418,312
2008	149,685	179,605	109,741

Amounts Expensed

Exploration Expenses in the five fiscal years ended March 31, 2011:

Year	Nuevo Milenio	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties	Casierra Property, Sierra Leone	Total

2011	$1,614,295	$580	$80,019	$7,256	Nil	$1,702,150
2010	245,753	941	2,815	143,038	24,510	417,057
2009	365,729	359	44,649	77,481	464,771	952,989
2008	784,250	1,199	26,665	199,229	1,352,908	2,364,251
2007	970,518	98,444	49,680	30,057	1,066,842	2,215,541

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream for the years ended March 31, 2011, 2010, and 2009 and the related notes thereto.  Cream’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 15 to the consolidated financial statements, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.  Cream expects to raise additional financing to continue its planned exploration of the Nuevo Milenio Project.  Additional financing will be required should the Company initiate a limited drill program on the Blueberry property.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended March 31, 2011, 2010, and 2009.

Recent accounting pronouncements

A summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 2(p) of the Company’s consolidated financial statements for the years ended March 31, 2011, 2010, and 2009.

The Company transitioned to International Financial Reporting Standards (“IFRS”) on April 1, 2011 and will no longer be required to prepare reconciliation to US GAAP. Accordingly, the Company has not assessed the impact of adopting recent US accounting pronouncements with an application date of April 2, 2011 or beyond on its financial statements and disclosures.

A.	Operating Results

Year Ended March 31, 2011 (“fiscal 2011”), Compared to Year Ended March 31, 2010 (“fiscal 2010”)

In fiscal 2011, Cream incurred a loss of $4,608,817, a loss per common share of $0.06, compared to a loss of $1,264,902, a loss of $0.02 per common share in fiscal 2010.

Exploration costs of $1,702,150 were incurred in fiscal 2011, compared to $379,073 in fiscal 2010, contributing to the loss in each period.  Expenditures in fiscal 2011 by project area, with comparative figures for fiscal 2010 in parentheses are as follows:  Casierra Property, Sierra Leone - Nil ($24,510); Kaslo Silver Property, British Columbia - $580 ($941); Goldsmith and other properties, British Columbia - $80,019 ($2,815); Manitoba Properties, Manitoba - $7,256 ($143,038) and Nuevo Milenio, Mexico - $1,614,295 ($245,753).

The Company incurred and wrote-off the acquisition costs of $25,467 on the marine license in Sierra Leone and $20,730 on an option payment on the Nacaral property in Mexico.  The Company also wrote off acquisition costs on the Lucky Jack claims totaling $180,999, for a total mineral property write-down of $227,196 in fiscal 2010.In fiscal 2011, the Company incurred and wrote-down the acquisition costs (this being a one year renewal of its Kalso Silver Property by $12,806, to a nominal carrying value of $1).

Total expenses other than exploration costs and write-down of mineral property acquisition costs totaled $2,907,436 in fiscal 2011, compared to $684,428 in fiscal 2010.  Significant differences between the levels of expenditures in the two fiscal years include a significant increase in legal and other fees relating to the Company’s responses to the unsolicited take-over bid, and the initial and amended offers from Endeavour in fiscal 2011.  These take-over defence costs totaled $524,212 in fiscal 2011, compared to $Nil in fiscal 2010.  This included a $150,000 settlement fee paid to Minco.  The increase in expenditures from the prior year is also due to the following:  foreign exchange gains decreased from $22,860 in fiscal 2010 to a loss of $14,438 in fiscal 2011; shareholder communications increased from $143,990 in fiscal 2010 to $297,859 in fiscal 2011; stock-based compensation increased from $2,081 in fiscal 2010 to $1,339,990 in fiscal 2011 due to 6,575,000 stock options being granted during the year (Nil in 2010);and salaries and benefits increased from $230,693 to $381,433 from fiscal 2010 to fiscal 2011.

Cream conducted most of its exploration activities in Mexico and in Canada in fiscal 2010, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $14,438 in fiscal 2011, compared to a foreign exchange gain of $22,860 in fiscal 2010.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Consulting fees of $30,000 (2010 - $30,000) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $162,101 in fiscal 2010 to $169,200 in fiscal 2011.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have increased from $230,693 in fiscal 2010 to $381,433 in fiscal 2011.  Salaries in fiscal 2011 include a bonus paid to the president of the Company that was related to the previous two years.

Shareholder communications have increased from $143,990 in fiscal 2010 to $297,859 in fiscal 2011.  The increase includes services of Robert Paul and other external investor relations consultants.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications make up the balance of costs.  Subsequent to the closing of the bought deal financing in December 2010, the Company has sufficient working capital to support a significant increase in investor relations activities with extensive programs being planned.

B.	Liquidity and Capital Resources

Financial Conditions for year ended March 31, 2011

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

There is no assurance that the Company will be successful with any financing ventures.  Please refer to Item 3 – Key Information – section D – Risk Factors in this document.

At March 31, 2011, the Company had working capital of $4,425,299, defined as current assets less current liabilities, compared with a working capital deficiency of $1,942,480 at March 31, 2010.  The Company’s consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below.  When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills.  There have been no investments in commercial paper.  Where the initial term of the guaranteed investment certificate is greater than 90 days, it is recorded as a short-term investment.

Operations for the year ended March 31, 2011, have been funded primarily from private placement financings.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company’s subsidiary is a Mexican incorporated corporation.  There are no currency restrictions on transfer of funds from Mexico to Canada. The Company currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenue from operations and all of its mineral property interests are in the exploration or development stages.  The Company does not expect to receive significant revenue from operations at any time in the near future, and Cream has had no prior years’ history of earnings or operating cash flow.  Neither Cream nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

See Item 15 for accompanying consolidated financial statements prepared in accordance with Cdn GAAP for further details, including Note 15 that reconciles Cdn GAAP to U.S. GAAP.

Investing Activities

As at March 31, 2011, Cream has capitalized $483,605 (2010 - $454,853) representing costs associated with the acquisition of its mineral property interests in British Columbia and Manitoba.

Capital Resources

At March 31, 2011, Cream’s working capital, defined as current assets less current liabilities, was $4,425,299, compared to a working capital deficiency of $1,942,480 at March 31, 2010.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  At the date of this Annual Report, the Company has sufficient working capital to meet its obligations in the ordinary course for approximately 6 months.  This includes continuation of drilling at Nuevo Milenio.

At March 31, 2011, the Company had 149,464,345 common shares issued and outstanding

Additional financing will be required in fiscal 2012to advance Nuevo Milenio. Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

2011

On April 13, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.  Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.  The finder’s warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.15%-1.98%, volatility factors of 94%-131% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $659,782.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.  Mr. Frank A. Lang, a former President and director and the former Non-Executive Chairman of the Company who resigned subsequent to the fiscal year end, acquired 5,100,000 units in the private placement for the subscription price of $357,000.

On December 21, 2010, the Company completed a bought deal financing of a total of 37,500,000 units at a price of $0.16 per unit for gross proceeds of $6,000,000.  Each unit consisted of one common share of the Company and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.24 per common share until December 21, 2012, provided that if after four months and one day following the Closing Date, the closing price of the common shares of the Company traded on the TSX Venture Exchange, close at a price in excess of $0.60 per common share for 20 consecutive days, the Company will be able to accelerate the expiry of the warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the warrants.  The share purchase warrants were valued using a Black

Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.64%, volatility factors of 102.24% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $2,073,168.

Compensation was paid to certain eligible arms-length parties in an amount equal to 8% of the total proceeds raised from the sale of the units to subscribers, and payable in cash. A cash commission of $480,000 was paid, and a total of 3,750,000 finder's units were issued.  Each finder’s warrant entitles the warrant holder to acquire one common share and warrant at a price of $0.16 until December 21, 2012.  The warrant entitles the holder to acquire an additional warrant at a price of $0.24 until December 21, 2012. The finder’s warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.33%-1.64%, volatility factors of 97.46%-102.24% and an expected life of 2 years. The total value ascribed to the finder’s warrants was $755,565.

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

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Options and Warrants

2011

In April 2010, the Company issued 22,963,214 share purchase warrants relating to a private placement. Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable at $0.10 in the first 12 month period, and $0.15 in the remaining 12 month period. Finder’s warrants totaling 144,000 were awarded in relation to the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers. If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice. The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

On December 21, 2010, the Company issued 37,500,000 share purchase warrants relating to a private placement. Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable at $0.024. Finder’s warrants totaling 3,750,000 were awarded in relation to the financing. The finder’s warrants entitle the holder to acquire one common share and warrant at a price of $0.16 until December 21, 2012.  The warrant entitles the holder to acquire an additional warrant at a price of $0.24 until December 21, 2012. The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months. Following expiry of the four month hold period, if the closing price of the common shares of the Company traded on the TSX Venture Exchange, close at a price in excess of $0.60 per common share for 20 consecutive days, the Company will be able to accelerate the expiry of the warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the warrants.

During the year ended March 31, 2011, the Company granted a total of 6,575,000 incentive stock options to directors, officers, employees and consultants of the Company exercisable over a five year period expiring March 4, 2016 at a price of $0.38 per share, in accordance with the Company’s 10% rolling stock option plan.

2010

There were no warrants issued in the year ended March 31, 2010.  30,000 warrants were exercised at a price of $0.10 per share and 6,296,405 warrants at a price of $0.28 per share expired unexercised.

There were no options granted in the year ended March 31, 2010.  416,100 options at $0.30 per share expired unexercised and 160,000 at $0.38 were cancelled and forfeited.

2009

During fiscal 2009 the Company issued 16,625,915 share purchase warrants exercisable at prices ranging from $0.10 - $0.28 per share for a 24 month period.  No warrants were exercised during the period. 1,250,000 warrants, exercisable at $0.50 per share expired unexercised, and 2,000,000 warrants related to Frank Lang’s subscription in the private placement were forfeited.

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

On October 17, 2008 the Company granted 150,000 incentive stock options for Investor Relations services at a price of $0.30 per share, exercisable until October 17, 2013.  The fair value of the stock options granted as estimated on the date of the grant using the B-S option-pricing model with the following weighted average assumptions:  risk free interest rate – 2.7%; expected life in years – 3.6, and expected volatility of 91%.  The fair value per option at the time of grant was $0.07.  On March 13, 2009, the stock options were cancelled, unexercised.

Financing Activities

Further financing will be required to advance Nuevo Milenio and for general and administrative costs.  This could involve joint venture, equity financing, sale of assets, or other forms of financing.

Going Concern

At March 31, 2011, the company has a working capital surplus.  However, substantial additional financing will be required by early 2012.

The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income  from short-term investments, and there can be no assurances that sufficient funding, including adequate financing  will be available to explore its mineral properties and to cover general and administrative expenses necessary for the  maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends  in part, on  the prevailing capital market conditions and mineral property exploration success.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2012

The Company continues to focus on Nuevo Milenio. Following the review, analysis and interpretation of data acquired from the recently completed 20,200 metre diamond drill program the Company will design and implement an exploration program for 2012.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Contractual Obligations in 2011

See Item 5 (f) for a table of contractual obligations at March 31, 2011.

Trend information

As a natural resource exploration company, Cream’s activities can be cyclical as metal prices have traditionally been cyclical in nature.  Recent trends for metal prices are somewhat volatile, particularly that for silver.

Silver

Demand

In 2010, total fabrication demand grew by 12.8 per cent to a 10 year high of 878.8 Moz. The majority of the price increase is attributable to growth in industrial demand. In 2009 silver’s use in industrial production grew by 20.7 percent to 487.4 Moz. This increase has nearly recovered the drop in 2009 which is mostly attributable to a drop in worldwide economic activity.  Jewelry gained by 5.1 percent as a result of strong GDP gains in emerging markets and improvements in the industrialized countries economies. This represents the first such gain since 2003. Photography fell by 6.6 Moz, the smallest decline in nine years mostly due to medical centres deferring conversions to digital imaging technology. Silverware also declined by 7.9 Moz primarily due to lower demand in India. Net implied investment demand grew from 120 Moz in 2009 to 178.0 Moz in 2010, in part reflecting the increasing popularity of silver exchange traded funds.

Supply

Silver mine production rose by 2.5 percent to 739.9 Moz in 2010 supported by new mine start up in Mexico and Argentina. Primary silver mines and by-product production from lead/zinc mine production were the primary contributors to the increase. Supply as a by-product of gold mining fell by 4% in 2010. Net silver supply from above-ground stocks increased to 142.9 Moz in 2010, the majority of the increase coming from higher scrap supply, a shift of net-producer hedging to the supply side and a significant increase in net-government stock sales. Scrap supply grew by 14 percent from 2009 due to industrial and jewelry recycling. The change to net-producer hedging of 61.1 Moz marked the first such occurrence in four years. Higher silver prices are considered to be the cause. The change was a result of hedging activity by by-product mining companies, not primary silver producers. Net silver sales by governments grew by 44.8 Moz, mainly increased sales by Russia.

To document these and other market fundamentals, each year the Silver Institute works with GFMS Limited of London, a leading research company, to prepare and publish an Annual Report of worldwide silver supply and demand trends, with special emphasis on key markets and regions.  This annual survey also includes current information on prices and leasing rates, mine production, investment and fabrication.

The Silver Market

Fabrication demand combined with investment demand versus annual total mine production are the primary drivers of silver prices. On average, over the last few years fabrication demand has outstripped mine production. The shortfall between demand and supply has been primarily met by the draw-down of existing stock. Expected growth of silver in a variety of uses including but not limited to electronics, technology, medical applications, solar power and water purification should help underpin demand suggesting strong market fundamentals. Silvers role as an investment vehicle can induce changes in the price of silver as investors move from net buyers to net sellers and back.

The silver supply deficit is thought to continue for several years subject to reasonable worldwide economic growth. While exploration for silver deposits has grown in recent years, the time from discovery to production, as much as ten years, suggests a market that could remain in a supply deficit. In addition, the small number of silver deposits that are successfully advanced to production suggests a fundamentally strong market.

Cream’s management team are not commodity analysts, economists or financial analysts and therefore cannot forecast market conditions and the price of silver. Management does monitor silver industry trends, specifically demand supply data and believes that the silver market should continue to experience positive fundamentals. As such Cream’s management team will pursue the development of silver properties.

The factual information is drawn from the summary silver market research conducted by The Silver Institute in conjunction with GFMS Limited who publish their findings in an annual report of worldwide silver supply and demand trends. This annual survey also includes current information on prices and leasing rates, mine production, investment and fabrication.

Gold and Silver Prices

As a natural resource exploration company, Cream’s activities are cyclical as metals prices have traditionally been cyclical in nature. The recent trend for metals prices has been somewhat volatile for gold and silver.  From a historical perspective, Cream has strategically focused its exploration activities on potential silver and gold-based prospects.  Beginning in 2004 prices for both silver and gold began a sustained increase in price that largely has persisted through fiscal 2011. The sustained increase in silver and gold prices has led to a significant increase in the number of junior exploration companies focusing on silver or gold or both. During this time,funds available to finance junior exploration companies have grown commensurately. While the growth of funds available to finance junior resource exploration companies has grown significantly, the availability of funding has been periodic. World financial market conditions, investor interest in various metals, and other factors have acted to restrict the availability of funding at certain times.

See the risk section for average, high and low gold and silver prices to the date of the filing of this Annual Report on Form 20-F.

B.	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

C.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2011:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total
Blueberry Property option	$20,000	$20,000	$20,000	$20,000	--	--	$80,000

(1)	Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Cream’s rights to a particular property.

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Mr. Michael O’Connor was appointed President and Chief Executive Officer on October 2, 2008, and  Ms. Angela Yap was appointed Chief Financial Officer on May 30, 2011.  Ms. Shannon Ross resigned as Chief Financial Officer on May 30, 2011.  Mr. Christopher Hebb, Mr. Ronald Lang and Mr. Dwayne Melrose were appointed directors on June 23, 2011.  Mr. Lang resigned as a director of the Company on June 23, 2011.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at August 31, 2011(1)	Principal Business Activities Outside the Company
Christopher H. Hebb Chairman	None	169,500	President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company.
Michael O’Connor President and Chief Executive Officer	None	500,000	None
Angela Yap CFO	None	Nil	Chief Financial Officer of Quorum Management and Administrative Services Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	3,450,937	Director General and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000
Robin H. Merrifield Director	Acrex Ventures Ltd Sultan Minerals Inc.	Nil	Executive Vice President Uranium One Inc.; Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry
Sargent H. Berner Director	Aurizon Mines Ltd., Cream Mining Corporation, ValGold Resources Ltd., Sultan Minerals Ltd., Enterprise Energy Resources Ltd., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd., Thor Explorations Ltd.	298,500	Chairman, Cream Mining Corporation; President, Kent Avenue Consulting Ltd.
Gerald Feldman Director	Brownstone Energy Inc. Mega Uranium Ltd.	Nil	CFO of Pinetree Capital Ltd., Mega Uranium Ltd., Brownstone Energy Inc., and a partner in DNTW Chartered Accountants LLP
Ronald Lang Director	None	1,955,081	Businessman and consultant to companies in the junior resource sector
Dwayne Melrose Director	Minco Gold Corporation Minco Base Metals Corporation	Nil

Christopher Hebb has been Chairman of Cream since June 23, 2011.  Mr. Hebb's career includes substantial experience at a senior management level in investment management, expansion capital, private client wealth management, diamond exploration, consumer products, real estate development, steel manufacturing and fabrication, coal mining, and oil and gas exploration and production.  He is currently President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company.

(1) Subsequent to August 31, 2011 Michael O' Connor acquired an additional 130,000 shares and Angela Yap became the beneficial owner of 20,000 shares.

Michael E. O’Connor has been President and Chief Executive Officer since October 2008.  Mr. O’Connor has over twenty years of experience in the financial services industry including extensive experience in brokerage, banking, investor relations and corporate communications positions.  He is an experienced capital markets and communications professional with national and international contacts and has a strong background in the financing of development stage companies.  Mr. O’Connor is a graduate of the University of British Columbia where he received his B.A. in 1978.

Angela Yap was appointed CFO on May 30, 2011.  Ms. Yap brings over thirteen years of accounting and financial management experience.  She began her career at KPMG in the resource group auditing mining and forestry companies, and then transferred to KPMG’s tax group.  In 2003 Ms. Yap moved to private industry and has held successively senior positions, most recently as Director of Corporate Accounting with the Anthem Properties Group.  Angela holds a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant.

Ferdinand Holcapek is a geologist, and has been the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V. since its incorporation in 1999.  From 1996 to 2001 he was the Sole Administrator and Director General of Valerie Gold de Mexico, S.A. de C.V.

Robin Merrifield, Director since 2004, is a Chartered Accountant (South Africa).  From 2001 to 2006, he was a business consultant.  Since July 2006 he has been the Executive Vice President and/or CFO of Uranium One Inc.  From 1997 to 2001, he was Vice-President, Finance of Kumtor Operating Company, operators of the Kumtor gold project, a subsidiary of Cameco Corporation.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practiced corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006.  He provides consulting services to the Company through his company, Kent Avenue Consulting Ltd.

Gerald Feldman is a director of the Company.  Mr. Feldman is a Chartered Accountant and is the Vice-President of Corporate Development of Pinetree Capital Ltd. and the CFO of each of Pinetree Capital Ltd., Brownstone Ventures Inc. and Waymar Resources Ltd.

Ronald Lang is a director of the Company.  Mr. Lang is a businessman and consultant with over twenty years' experience working with companies in the junior resource sector.

DwayneMelrose is a graduate of the University of Waterloo, Ontario and has over 30 years’ experience as an exploration and mine geologist. He has been involved in all aspects of exploration from grass roots to the mine definition/feasibility stage and open pit mine geology. Mr. Melrose has worked globally with Cameco/Centerra's Gold companies' exploration departments spending over two decades in Canada, the USA, and Kazakhstan. He also served as Exploration Manager at the Kumtor Gold Mine in the Kyrgyz Republic where he was directly responsible for the discovery of the high grade SB Zone, significantly increasing the reserves and resources of the Kumtor Mine and extending the life of the mine. Most recently Mr. Melrose served VP, Exploration, Minco Silver Corporation, where his responsibilities included managing the exploration program which increased and defined 157 million ounces of silver at the Fuwan project. Mr. Melrose then advanced Fuwan through the initial Preliminary Economic assessment stage to the completion of a successful and positive Feasibility Study. In addition Mr. Melrose served as VP Exploration for Minco Gold Corporation, adding 1 million ounces to the resources (all categories) of the Changkeng gold property by December 31, 2008. Mr. Melrose is a Director of Minco Gold Corporation.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directorsor until their successors are appointed.  Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will declare his interest and abstain from voting on such matter.  All directors have a term of office expiring at the next annual general meeting of Cream which is expected to be held in November 2011.

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended March 31, 2011;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended March 31, 2011;

(c)
Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2011.

The Company had three NEOs during the year.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2011.

Compensation of Directors and NEOs

The Company’s Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company’s directors and senior management.  The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present.  The Company's auditors, legal counsel and employees may be invited to attend.  The independent directors exercise their responsibilities for independent oversight of management through a strong CGCC.  The Board has appointed Mr. Sargent H. Berner as Chairman of the Corporate Governance and Compensation Committee to assist the Board in being effective, cohesive and independent from management.

To determine compensation payable, the CGCC reviews compensation paid for directors and NEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the CGCC annually reviews the performance of the NEOs in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives and financial resources.

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

Option-Based Awards

The Board of Directors of the Company implemented a stock option plan, as amended (the “Plan”), effective June 23, 2011, which was approved by the TSX Venture Exchange and the shareholders of the Company on June 23, 2011, at the Company’s Annual General Meeting on that date.  The number of shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under the TSX Venture Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

In accordance with good corporate governance practices and as recommended by National Policy 51-201 Disclosure Standards, the Company imposes black-out periods restricting the trading of its securities by directors, officers, employees and consultants during periods surrounding the release of annual and interim financial statements and at other times when deemed necessary by management and the Board.  In order to ensure that Optionees are not prejudiced by the imposition of such black-out periods, the Plan includes a provision to the effect that any outstanding options with an expiry date that falls during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

The Plan provides that if a change of control (as defined therein) occurs, or if the Company is subject to a take-over bid, all shares subject to stock options shall immediately become vested and may thereupon be exercised in whole or in part by the Optionees.  The Board may also accelerate the expiry date of outstanding stock options in connection with a take-over bid.

The Plan contains a provision that, if pursuant to the operation of the plan's adjustment provisions, in respect of options granted under the Plan (the "Subject Options"), an optionee receives options to purchase securities of another company (the "New Company"), such new options shall expire on the earlier of:  (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the "Termination Provisions"); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that such new options expire pursuant to the terms of the New Company's stock option plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the Optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

The Plan allows the Board to impose vesting provisions and provides that, unless otherwise specified at the time of grant, all options shall vest and become exercisable in full immediately upon grant of such options.  However, as required by the polices of the Exchange, options granted to Optionees performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of such options vesting in any three month period.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as an incentive for performance, and as an opportunity to participate in the success of Cream.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options are exercisable over periods of up to five years as determined by the board of directors of Cream and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to Cream or its subsidiaries.

At March 31, 2011, and at August 31, 2011, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 10% of the issued and outstanding common shares at the respective dates, or 14,946,435 and 15,216,292, respectively.  A total of 9,906,500 and 12,106,500 stock options were outstanding at March 31, 2011 and August 31, 2011, respectively.

During the year ended March 31, 2011, 6,575,000 stock options were granted, 715,000 stock options exercisable at $0.17, expired, unexercised and 385,000 options at an average price of $0.45 were forfeited.  Subsequent to March 31, 2011, 2,300,000 options were granted at an average price of $0.19 per share and 100,000options were exercised at a price of $0.12per share.

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended March 31, 2011, is as set out below:

NEO Name and Principal Position			Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)			All Other Compensation ($)	Total Compensation ($)
	Year(1)	Salary ($)			Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)
Frank A. Lang(3) Former Chairman (retired)	2011	Nil	N/A	117,553	N/A	N/A	N/A	Nil	122,984
	2010	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2009	Nil	N/A	12,000	N/A	N/A	N/A	90,000(4)(5)	102,000
Michael E. O'Connor(6) President and CEO	2011	180,000	N/A	293,882	N/A	N/A	N/A	110,000(5)	597,459
	2010	110,000(7)	N/A	Nil	N/A	N/A	N/A	5,248	115,248
	2009	55,000(7)	N/A	120,000	N/A	N/A	N/A	Nil	175,000
Shannon M. Ross CFO and Corporate Secretary	2011	55,411	N/A	Nil	N/A	N/A	N/A	Nil	55,411
	2010	30,062(7)	N/A	Nil	N/A	N/A	N/A	1,234(5)	31,296
	2009	71,427(7)	N/A	9,240	N/A	N/A	N/A	2,374(5)	83,041

(1)	Financial years ended March 31, 2009, March 31, 2010 and March 31, 2011, respectively.
(2)
The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $0.38, exercise price - $0.38, an option life of 3.1 years, a risk-free interest rate of 2.2% and a volatility of 146.78%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on March 31, 2010 and 2011.

(3)
Mr. Lang resigned as President and CEO of the Company and assumed the position of Non-Executive Chairman of the Company on October 7, 2009.  Mr. Lang resigned as a director and Non-Executive Chairman on June 23, 2011.

(4)
Management fees that are payable to Lang Mining Corporation, a private company controlled by Mr. Lang. (See "Management Contracts" below).  Of this amount, $60,000 is payable for Mr. Lang's services as the former President and CEO of the Company, and $30,000 for fees paid to December 31, 2008.

(5)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(6)	Mr. O'Connor was appointed President and CEO of the Company on October 7, 2008.
(7)	Represents salary paid through Quorum Management and Administrative Services Inc.
(8)	Ms. Ross resigned as CFO on May 30, 2011.

Cream had a management contract with Lang Mining Corporation for the services of Frank A. Lang.  Compensation was paid to Lang Mining at $10,000 per month up to December 31, 2008.  All monies owing to Lang Mining Corporation including accrued and unpaid interest was paid before the end of fiscal 2011.

In the year ended March 31, 2011, $529,434 (2010 - $405,026; 2009 - $387,673) in management, administrative, geological and other services have been provided by Quorum on a cost recovery basis to the various entities currently sharing certain personnel costs, office space, and overhead with the Company.  The Company has a 1/3 interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 on the Company’s balance sheet and the equity value, as Quorum retains nominal profits in connection with the services it provides.  At March 31, 2011, the Company had a receivable) from Quorum of ($23,925) (2010 - $276,333 payable).

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2011, for each NEO:

	Option-based Awards				Share-based Awards(3)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(2) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Frank A. Lang(1)	270,000	0.50	April 16, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	25,000	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Michael E. O'Connor	1,000,000	0.12	February 12, 2014	250,000	N/A	N/A
	1,000,000	0.38	March 4, 2016	Nil	N/A	N/A
Shannon M. Ross(3)	180,000	0.50	April 16, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	25,000	N/A	N/A

(1)	Mr. Lang resigned from the Board on June 23, 2011 and will not stand for re-election at the Meeting.
(2)
This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2011, the end of the most recently completed financial year, which was $0.37, and the exercise price of the options.

(3)	Ms. Ross resigned as CFO on May 30, 2011.
(4)	The Company does not have incentive plan awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2011, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Frank A. Lang	117,553(2)	N/A	N/A
Michael E. O’Connor	293,882(2)	N/A	N/A
Shannon M. Ross	NIL(2)	N/A	N/A
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

Termination and Change in Control Benefits

The Company and its subsidiaries have no contract, agreement plan or arrangement that provides for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities, with the exception of the following:

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

The contract of Ms. Yap provides for the same terms as Mr. O’Connor except that Ms. Yap’s contract is with both Cream and Quorum.

Director Compensation

On June 23, 2011 the Board of Directors approved a resolution to compensate all Directors of the Company, with the exception of two non-independent directors, Mr. O’Connor and Mr.Holcapek, as follows:

Chairman and Chair of the Audit Committee	$15,000 per year
Other Directors	$10,000 per year
Attendance at directors meetings	$ 250 per meeting

In addition, directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to recommendation by the Compensation and Corporate Governance committee.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ferdinand Holcapek	NIL	NIL	235,106	NIL	NIL	$52,299	$52,299
Robin Merrifield	NIL	NIL	117,553	NIL	NIL	NIL	NIL
Sargent H. Berner (1)	NIL	NIL	117,553	NIL	NIL	$30,000	$30,000
Gerald Feldman	NIL	NIL	117,553	NIL	NIL	NIL	NIL

Notes:

(1) Consulting fees were paid or are accrued, indirectly to Kent Avenue Consulting Ltd., a private company.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2011, for each director, excluding two directors whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Ferdinand Holcapek	100,000	0.53	January 29,2012	25,000	N/A	N/A
	175,000	0.50	April 18, 2012
	100,000	0.12	February 12, 2014
	800,000	0.38	March 4, 2016
Robin Merrifield	75,000	0.50	April 16, 2012	25,000	N/A	N/A
	100,000	0.12	February 12, 2014
	400,000	0.38	March 4, 2016
Sargent H. Berner	160,000	0.50	April 16, 2012	25,000	N/A	N/A
	100,000	0.12	February 12, 2014
	400,000	0.38	March 4, 2016
GeraldM. Feldman	400,000	0.38	March 4, 2016	Nil	N/A	N/A

(1)
This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2011, the end of the most recently completed financial year, which was $0.37, and the exercise price of the options.

(2)	The Company does not have incentive plan awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2011, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2)(3) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Ferdinand Holcapek	235,106	N/A	N/A
Robin Merrifield	117,553	N/A	N/A
Sargent H. Berner	117,553	N/A	N/A
Gerald M. Feldman	117,553	N/A	N/A

(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	9,906,500	$0.36	5,039,935
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	9,906,500	$0.36	5,039,935
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2011.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.	BOARD PRACTICES

All directors of Cream at August 31, 2011 were elected at the June 23, 2011 annual general meeting for a term of office expiring at the next annual general meeting of Cream to be held in November 2011.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest to the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  The Board currently consists of eight directors, six of whom are independent based upon the tests for independence set forth in NI 52-110.  Robin M. Merrifield, Sargent H. Berner, Gerald M. Feldman, Ronald Lang, Christopher Hebb and Dwayne Melrose are independent.  Michael E. O'Connor is not independent as he is the President and CEO of the Company.  Ferdinand Holcapek is not independent as he receives consulting fees from the Company and is the Sole Administrator and Director General of the Company's wholly-owned subsidiary. Sargent Berner currently receives consulting fees for services through a private company, Kent Avenue Consulting Ltd.  Robin M. Merrifield, Gerald M. Feldman, Ronald Lang, Christopher Hebb and Dwayne Melrose are unrelated directors.

Except as set out below, no director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony, or misdemeanor involving a security or in any aspect of the securities business of theft.  In fiscal 2009 and fiscal 2010, Sargent H. Berner was a director of ValGold Resources Ltd., while such company was subject to a Management Cease Trade Order for failure to file financial statements in a timely manner.

There are no director’s services contracts with the Company providing for benefits upon termination of employment except for benefits to Mr. O’Connor and Ms. Yap as set out under “Termination and Change of Control Benefits” above.  Cream and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control.  There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.  Other than as disclosed in related party transactions, and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
Christopher H. Hebb	Chairman Director	June 23, 2011 June 23, 2011
Michael E. O’Connor	President Chief Executive Officer Director	October 2, 2008 October 2, 2008 October 2, 2008
Angela Yap	Chief Financial Officer	May 30, 2011
Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	October 10, 2001 December 1999
Robin Merrifield	Director Chair, Audit Committee	September 21, 2004 September 21, 2004
Sargent H. Berner	Director Chair – Corporate Governance & Compensation Committee	January 23, 1996 January 23, 1996
Gerald Feldman	Director	December 21, 2010

Name	Position(s) with Company	Term of Office/Period of Service
Ronald Lang	Director	June 23, 2011
Dwayne Melrose	Director	June 23, 2011
Frank A. Lang	Non-Executive Chairman President & Chief Executive Officer Director	October 2, 2008 to June 23, 2011 October 12, 1966 to October 2, 2008 September 25, 2002 to October 2, 2008 October 12, 1966 to June 23, 2011
C. Douglas Lang	Director	May 30, 2006 to November 9, 2010
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 to October 23, 2009 September 25, 1997 to November 8, 2010
Shannon M. Ross	Chief Financial Officer& Corporate Secretary	January 31, 2000 to May 30, 2011

Audit Committee

Robin Merrifield, Gerald Feldman, and Christopher Hebb are the current members of Cream’s audit committee.  The audit committee is elected annually by the directors of Cream at the first meeting of the board held after Cream’s annual general meeting.  Its primary function is to review the financial statements of Cream before they are submitted to the board for approval.  The audit committee is also available to assist the board if required with matters relating to the appointment of Cream’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Messrs. Feldman, Berner and Merrifield.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board.

D.	EMPLOYEES

At March 31, 2011, Cream had one employee, Michael O’Connor, the President and CEO, in its head office and contracts staff on an as-needed basis.  Cream’s functions are primarily administered through Quorum (see Item 7).  Ms. Angela Yap is the CFO of Cream and Quorum, but is an employee of Quorum only.   Quorum charges Cream for Ms. Yap’s services. Cream Minerals de Mexico, S.A. de C.V., Cream’s subsidiary in Mexico has less than five employees and Mr. Holcapek is a consultant.

E.	SHARE OWNERSHIP

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at March 31, 2011, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of Cream and Subsidiaries
Chris Hebb Non-Executive Chairman	Nil	N/A	N/A	N/A
Frank A. Lang Former Non-Executive Chairman	270,000 100,000 400,000	Common Common Common	0.50 0.12 0.38	April 16, 2012 February 12, 2014 March 4, 2016
770,000
Michael E. O’Connor President and Chief Executive Officer	1,000,000 1,000,000	Common Common	0.12 0.38	February 12, 2014 March 4, 2016
2,000,000
Angela Yap Chief Financial Officer	Nil	N/A	N/A	N/A
Shannon M. Ross Former CFO and Corporate Secretary	180,000 100,000	Common Common	0.50 0.12	April 16, 2012 February 12, 2014
280,000
Robin Merrifield Director	75,000 100,000 400,000	Common Common Common	0.50 0.12 0.38	April 16, 2012 February 12, 2014 March 4, 2016
575,000
Sargent H. Berner Director	160,000 100,000 400,000	Common Common Common	0.50 0.12 0.38	April 16, 2012 February 12, 2014 March 4, 2016
660,000
Gerald Feldman Director	400,000	Common	0.38	March 4, 2016
Ron Lang	N/A	N/A	N/A	N/A
Dwayne Melrose Director	N/A	N/A	N/A	N/A
Total Directors/Officers (8 persons)
Total Employees/Consultants (13 persons)	5,860,000	Common	$0.12 to $0.53	April 16, 2012 to March 4, 2016
Total Directors/Officers/ Employees/ Consultants (21 persons)

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.

To the extent known by the directors and executive officers of the Company as at August 31, 2011, there are no holders of 5% or more of the common shares of Cream, except as set out below:

Name of Shareholder	Number of Shares held, directly and indirectly, at August 31, 2011	% of Issued and Outstanding Shares at August 31, 2011
Sprott Asset Management	24,500,000	16.10%
Pinetree Capital Ltd.	20,500,000	15.72%
Frank A. Lang	23,915,951	13.47%

The above information was obtained from Targeted Inc.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Cream’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of August 31, 2011, Cream had authorized an unlimited number of common shares without par value of which 149,464,345 were issued and outstanding.

As of August 31, 2011, there were 267 registered shareholders of record holding a total of 152,162,916common shares of Cream.  To the best of Cream’s knowledge there were 83 registered shareholders of record with registered addresses in Canada, 178 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 150,416,577(98.85%), 1,643,853(1.08%) and 102,486 (0.07%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the years ended March 31, 2011, except as noted below.

During fiscal 2011, Cream settled outstanding amounts totaling $1,180,170, due to a director of the Company, Frank Lang, for loans made to the Company and unpaid expenses, and $94,500was paid to Lang Mining Corporation for consulting services provided by Frank Lang.  All amounts due to Frank Lang and Lang Mining Corporation were settled at March 31, 2011.

Commencing August 1, 2001, management, administrative, geological and other services have been provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 1/3 interest in Quorum and is using the equity method to account for its investment.  Three months of working capital is required to be on deposit with Quorum under the terms of the services agreement.  All transactions are conducted in an arms-length manner. During the years ended March 31, 2011, 2010, and 2009, $529,434, $405,026, and $387,673 were paid to Quorum, respectively.  These totals include salaries and benefits and full cost recoveries for rent and other administrative costs.

Consulting fees of $30,000 (2010 - $30,000; 2009 - $30,000) were paid or are payable to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of for administrative and geological services, for a total of $141,838 (2010 –$52,299;2009 - US$120,000).

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), each being companies with directors and management in common with the Company.  The Company also holds interests in the Stephens Lake Property (Trout Lake Claims) jointly with Sultan and ValGold.

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See “Item 17 - Financial Statements”.  The consolidated financial statements as required are foundat Exhibit F-1 to this Annual Report.  The audit report of Morgan and Company, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

Legal Proceedings

Cream is not involved in any litigation or legal proceedings and to Cream’s knowledge no material legal or arbitration proceedings involving Cream or its subsidiary are threatened.

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

The tables below list the high and low prices for common shares of the Company on the TSX Venture Exchange and the OTCBB for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report (September 29, 2011):

TSX Venture Exchange: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2011 (to September 29)	0.48	0.14
2010	0.27	0.05
2009	0.14	0.06
2008	0.47	0.05
2007	1.38	0.34
2006	0.80	0.25

TSX Venture Exchange: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2011
First Quarter	0.48	0.20
Second Quarter	0.37	0.14
Third Quarter (to Sept 29, 2011)	0.24	0.14

Calendar 2010
First Quarter	0.11	0.08
Second Quarter	0.11	0.06
Third Quarter	0.13	0.05
Fourth Quarter	0.27	0.11

Calendar 2009
First Quarter	0.14	0.09
Second Quarter	0.12	0.07
Third Quarter	0.14	0.08
Fourth Quarter	0.11	0.06

Month ended
September 1-29, 2011	0.22	0.15
August 31, 2011	0.19	0.14
July 31, 2011	0.24	0.16
June 30, 2011	0.24	0.13
May 31, 2011	0.29	0.17
April 30, 2011	0.38	0.24
March 31, 2011	0.48	0.30
February 28, 2011	0.38	0.22
January 31, 2011	0.29	0.15

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on September 29, 2011, was Cdn$0.18, Cdn$0.17 and Cdn$0.17respectively.  The Company’s common stock is issued in registered form.

OTCBB: CRMXF – Trading in US Dollars
	High	Low
	($)	($)
Annual
2011 (to September 29, 2011)	0.46	0.14
2010	0.27	0.05
2009	0.25	0.02
2008	0.51	0.02
2007	1.38	0.30
2006	1.01	0.21

OTCBB: CRMXF – Trading in US Dollars
	High	Low
	($)	($)
Calendar 2011
First Quarter	0.46	0.20
Second Quarter	0.39	0.13
Third Quarter (to Sept 29, 2011)	0.26	0.15

Calendar 2010
First Quarter	0.11	0.06
Second Quarter	0.11	0.08
Third Quarter	0.14	0.05
Fourth Quarter	0.27	0.08

Calendar 2009
First Quarter	0.10	0.04
Second Quarter	0.10	0.04
Third Quarter	0.13	0.03
Fourth Quarter	0.17	0.06

Month ended
September 1-29, 2011	0.23	0.15
August 31, 2011	0.20	0.14
July 31, 2011	0.25	0.16
June 30, 2011	0.25	0.13
May 31, 2011	0.30	0.17
April 30, 2011	0.39	0.25
March 31, 2011	0.46	0.29
February 28, 2011	0.39	0.22
January 31, 2011	0.30	0.20

The high, low and closing price of the Company’s common stock on the OTCBB on September 29, 2011, was Cdn$0.18, Cdn $0.17 and Cdn $0.17 respectively.  The Company’s common stock is issued in registered form.

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

Effective May 24, 2011, the Board of Cream adopted a Shareholder Rights Plan (the "Rights Plan").  The Rights Plan has been implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of May 24, 2011 between the Company and Computershare Investor Services Inc., as rights agent.  The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company.

At Cream’s annual general and special general meeting held June 23, 2011, shareholders of the Company ratified, confirmed and approved the Rights Plan Agreement.

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that under the current rules relating to take-over bids and tender offers in Canada there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days.  Accordingly, the directors believe the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders.  The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control.  By motivating would-be acquirers to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company.  The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding common shares of the Company.  Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders might wish to receive.

Term

The Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2014 unless the term of the Rights Plan Agreement is terminated earlier.  The Rights Plan may be extended beyond 2014 by resolution of shareholders at such meeting.

Issue of Rights

One right (a "Right") has been issued by the Company pursuant to the Rights Plan Agreement in respect of each Common Share outstanding at 4:00 p.m. (Pacific Time) on May 24, 2011 (the "Record Time").  One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Rights Exercise Privilege

The Rights will separate from the common shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan Agreement) of 20% or more of the voting shares of the Company is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a 50% discount to their market price.  A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding common shares as of the Record Time is exempt from the dilutive effects of the Rights Plan.

The issuance of the Rights is not dilutive until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their common shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Record Time. Rights are also attached to common shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

The requirements of a Permitted Bid include the following:

(a)	the take-over bid must be made by means of a take-over bid circular;

(b)	the take-over bid is made to all holders of voting shares as registered on the books of the Company, other than the offeror for all of the voting shares held by them;

(c)
the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)
the take-over bid contains an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)
the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders.  In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding.  The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of the waiver by the Board.  With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of voting shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

Adoption of the Rights Plan does not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.  It is not the intention of the Board to secure the continuance of existing directors or officers to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director.  The proxy mechanism of the Business Corporations Act (British Columbia) is not affected by the Rights Plan Agreement, and a shareholder may use his, her or its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Amendment

The Company may, with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Rights Plan Agreement.  The Company may make amendments to the Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect.  However, the power of the Board to issue additional common shares could be used to dilute the share ownership of person seeking to obtain control of the Company.

A copy of the Shareholder Rights Plan dated May 24, 2011 is attached as an exhibit to this Annual Report.

B.	Memorandum and Articles of Association

Cream’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412.  A copy of the Articles of Association and Memorandum were filed as an exhibit with Cream’s initial registration statement on Form 20-F and amended articles have been filed as exhibits subsequent to the initial registration statement.  On June 23, 2011 Cream adopted new Articles of Association, and these Articles are attached as an exhibit to this Annual Report.

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

Directors – Powers and Limitations

Cream’s articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three).  Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time.  There are no staggered directorships.  Under the British Columbia Business Corporations Act, (“BCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.  Directors’ compensation is not a matter on which they must abstain.  Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada.  There is no mandatory retirement age either under Cream’s Articles or under the BCA.

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

The new form of articles adopted by the Company in June 2011 (“Articles”) update some of the terminology therein as well as incorporating some of the more flexible provisions of the BCBCA.  The major changes from the existing articles are: 1. certain changes to the Notice of Articles, Articles and share structure may be able to be made by directors' resolution or ordinary resolution of the Company's shareholders, in each case as determined by the directors. A more detailed description of this changes is provided below; 2. the directors may, by directors' resolution, approve a change of name of the Company without the necessity for shareholder approval; 3. shareholder meetings may be held by electronic means; 4. the quorum for shareholder meetings is changed from two shareholders or proxyholders present to one shareholder present in person or represented by proxy; 5. shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia; and 6. the Chairman of a directors' meeting does not have a casting vote, in the event of an equality of votes.

The Company may alter its Notice of Articles, Articles and share structure in the following manner: 1. by directors' resolution or ordinary resolution of the shareholders of the Company, in each case as determined by the directors, (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares; (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares; (c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or, if none of the shares of that class of shares are allotted oris sued, increase the par value of those shares; (d) change all or any of its unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value; (e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued; (f) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority; and (h) alter the identifying name of any of its shares.  2. if the BCBCA does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution of the shareholders otherwise alter its shares or authorized share structure and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

Cream is subject to the policies of the TSX Venture Exchange (the “Exchange”) and compliance with Exchange policy may supersede powers granted to the Board pursuant to the Articles.

Descriptions of rights, preferences and restriction attaching to each class of shares

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 152,162,916 are outstanding as of August 31, 2011.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Pre-emptive Rights

There are no pre-emptive rights applicable to Cream which provide a right to any person to participate in offerings of Cream’s securities

Liquidation

All common shares of Cream participate ratably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Cream’s Articles or in the BCA on the right of persons who are not citizens of Canada to hold or vote common shares.  (See also “Exchange Controls”)

Dividends

Dividends may be declared by the Board out of available assets and are paid ratably to holders of common shares.  No dividend may be paid if Cream is, or would thereby become, insolvent.

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

Insider Share Ownership Reporting

The articles of Cream do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to Cream’s shareholders.  There are no requirements under British Columbia corporate law to report ownership of shares of Cream but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide 3days advance notice of share sales.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Cream’s common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Cream was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Cream.  An investment in the common shares by a WTO Investor, or by a non-Canadian when Cream was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Cream and the value of the assets of Cream, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 is Cdn$295 million.  A non-Canadian would acquire control of Cream for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.  The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Cream unless it could be established that, on the acquisition, Cream was not controlled in fact by the acquirer through the ownership of the common shares.

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

United States Tax Consequences

United States Federal Income Tax Consequences

Certain United States Federal Income Tax Consequences

This summary is for general information only and is not intended to be, nor should it be construed to be, legal or tax  advice to any holder or prospective holder of common shares of Cream and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

The following is a discussion of certain material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of Cream.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or non-U.S. tax consequences (see “Taxation – Material Canadian Federal Income Tax Consequences for United States Residents” above for Canadian tax consequences).  Accordingly, we strongly recommend that holders and prospective holders of common shares of Cream consult their own tax advisors about the specific federal, state, local, and non-U.S. tax consequences to them of purchasing, owning and disposing of common shares of Cream, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently in effect as of the date hereof.  Any or all of these authorities could be materially and/or adversely changed, possibly on a retroactive basis, at any time and are subject to differing interpretations. We have not requested, and will not request, a ruling from the IFR with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described herein.

As used herein, a “U.S. Holder” means a holder of common shares of Cream who is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust (A) that is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.  This summary does not address the tax consequences to, and U.S. Holder does not include, special classes of U.S. Holders, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. expatriates, persons or entities that have a

“functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders that own Cream common shares as capital assets, within the meaning of Section 1221 of the Code, and that own (directly and indirectly, pursuant to applicable rules of constructive ownership) less than 10% of the total combined voting power of all classes of Cream stock entitled to vote.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to persons holding common shares through a partnership, or other pass-through entity.  If an investor is a partner (or other owner) of a pass-through entity that acquires Cream common shares, the investor should consult its tax advisor regarding the tax consequences of acquiring, owning and disposing of Cream common shares.

Passive Foreign Investment Company Considerations

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a non-U.S. corporation if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Cream appears to have been a PFIC for the fiscal year ended March 31, 2011, and at least certain prior fiscal years.  In addition, Cream may qualify as a PFIC in future fiscal years.  Each U.S. Holders is encouraged consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder.

If Cream were a PFIC during any year and Cream owns an indirect interest in any lower-tier PFICs during such year (a “Lower-Tier PFIC”), U.S. Holders will be treated as owning directly such proportionate amount (by value) of Cream’s direct or indirect interests in the Lower-Tier PFICs.  Accordingly, a U.S. Holder will be subject to the adverse tax consequences described above with respect to any excess distributions made by such Lower-Tier PFIC, any gain on the disposition by Cream of Cream’s equity interest in such Lower-Tier PFIC treated as indirectly realized by a U.S. Holder, and any gain treated as indirectly realized by a U.S. Holder on the disposition of such U.S. Holder’s ownership of Cream common shares which may arise even if the U.S. Holder realizes an overall net loss on such disposition.  Such amount will not be reduced by Cream’s expenses or losses, but any income recognized may increase a U.S. Holder’s tax basis in Cream common shares.  Furthermore, any gain realized on the direct or indirect disposition by a U.S. Holder of an interest in a Lower-Tier PFIC will not be able to be offset by any loss realized on the direct or indirect disposition of other lower-tier PFICs.

Accordingly, a U.S. Holder should be aware that such U.S. Holder could be subject to tax even if no distributions from Cream are received and no redemptions or other dispositions of Cream common shares are made.

In the absence of a timely election described below, if a U.S. Holder’s holding period in the Cream common shares includes any period during a taxable year of Cream in which Cream is or will be a PFIC, the rules described below in “The ‘No Election’ Alternative” generally apply to gain realized on a disposition of Cream common shares and certain distributions received with respect to Cream common shares. If certain requirements are met, a U.S. Holder may mitigate certain of the consequences of those rules by timely making an election to treat Cream as a “qualified electing fund” (a “QEF”), described below in “The QEF Election Alternative” or to mark its Cream common shares to market, described below in “The Mark-to-Market Election Alternative”.

The QEF Election Alternative

A U.S. Holder that makes a timely and effective QEF election (an “Electing Holder”) generally would not be subject to the rules discussed below in “The ‘No Election’ Alternative”. However, an Electing Holder will be subject to United States federal income tax on such Electing Holder’s pro rata share of Cream’s (a) net capital gain, which will be taxed as long-term capital gain to such Electing Holder, and (b) ordinary earnings, which will be taxed as ordinary income to such Electing Holder, in each case regardless of whether such amounts are actually distributed to such Electing Holder. However, an Electing Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such Electing Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

An Electing Holder generally (a) may receive a tax-free distribution from Cream to the extent that such distribution represents “earnings and profits” that were previously included in income by the Electing Holder because of such QEF election and (b) will adjust such Electing Holder’s tax basis in the Cream common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, an Electing Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Cream common shares.

The procedure for making a QEF election, and the United States federal income tax consequences of making a QEF election, will depend on whether such QEF election is timely. A QEF election will be treated as “timely” if such QEF election is made for the first taxable year in the U.S. Holder’s holding period for the Cream common share in which Cream is a PFIC. If a U.S. Holder makes a QEF election after the first taxable year in the U.S. Holder’s holding period for the common shares in which Cream is a PFIC, then in addition to filing the QEF election documents, a U.S. Holder may elect to recognize gain (which will be taxed under the rules discussed below in “The ‘No Election’ Alternative”) as if the Cream common shares were sold on the qualification date (a “purging election”). The “qualification date” is the first day of the first taxable year in which Cream is a QEF with respect to such U.S. Holder. The election to recognize such gain can only be made if such U.S. Holder’s holding period for the Cream common shares includes the qualification date. By electing to recognize such gain, such U.S. Holder will be deemed to have made a timely QEF election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder fails to make a QEF election for the first taxable year in the U.S. Holder’s holding period for the Cream common shares in which Cream is a PFIC, and does not make a purging election, such holder will not be treated as having made a “timely” QEF election and will continue to be subject to the special taxation rules discussed below in “The ‘No Election’ Alternative”.

A QEF election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent taxable year, Cream ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which Cream is not a PFIC. Accordingly, if Cream becomes a PFIC in another subsequent taxable year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which Cream qualifies as a PFIC.

A QEF election applies only to the non-U.S. corporation for which it is made. If Cream were a PFIC, a U.S. Holder likely would remain subject to the excess distribution rules discussed below in "The 'No Election' Alternative" in respect of its indirectly owned shares in each Lower-Tier PFIC regardless of a QEF election in respect of Cream, unless such U.S. Holder has made a QEF election in respect of such Lower-Tier PFIC.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election. A U.S. Holder cannot make and maintain a valid QEF election unless Cream provides certain U.S. tax information necessary to make such an election.  In order for a U.S. Holder to make (or maintain) a valid QEF election, Cream must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information.

The Mark-to-Market Election Alternative

A U.S. Holder that holds “marketable stock” in a PFIC may avoid the imposition of the additional tax and interest described below by making a mark-to-market election in the first year of its holding period in such PFIC’s shares. Cream’s common shares will be marketable securities if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the Exchange Act or (ii) any exchange or other market that the United States Treasury Department determines is adequate.  Cream believes that the Vancouver Stock Exchange meets this test, and accordingly, provided that the common shares are regularly traded on the Vancouver Stock Exchange, a U.S. Holder should be able to make a mark-to-market election with respect to the common shares if Cream is classified as a PFIC.

If a U.S. Holder were to make a timely mark-to-market election with respect to Cream common shares that it will own at the close of its taxable year, such electing U.S. Holder would include as ordinary income in that taxable year any excess of the fair market value of its Cream common shares as of the close of such year over its adjusted tax basis in the Cream common shares. In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the common shares over the fair market value of the common shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. An electing U.S. Holder’s tax basis in its Cream common shares will be adjusted to reflect any such income or loss. Any gain or loss on the sale of Cream common shares will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. U.S. Holders considering the mark-to-market election should note that although it generally avoids the interest charge associated with PFICs, as described below, the application of the rules regarding indirect interests in Lower-Tier PFICs to the mark-to-market election is not entirely clear under current law. Accordingly, it may well be that a mark-to-market election would not be effective with respect to interests in a Lower-Tier PFIC. If the mark-to-market election is not effective with respect to interests in a Lower-Tier PFIC, then a U.S. Holder may be subject to the adverse tax consequences described below with respect to any interests in a Lower-Tier PFIC. An election to mark-to-market applies to the year for which the election is made and to subsequent years unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. If Cream were to cease being a PFIC, a U.S. Holder that marked its common shares to market would not include mark-to-market gain or loss with respect to its Ordinary Shares for any taxable year that Cream was not a PFIC.

The “No Election” Alternative

If a U.S. Holder does not make a timely QEF or mark-to-market election (a “Non-Electing Holder”) and Cream is a PFIC, then special taxation rules will apply to (i) gains realized on the disposition of such U.S. Holder’s Cream common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by Cream. Pursuant to these rules, a Non-Electing Holder generally would be required to pro rate all gains realized on the disposition of any of its Cream common share and all excess distributions on its Cream common shares over its entire holding period. All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of Cream during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.
A Non-Electing Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year but had not been paid until the taxable year within which the gains or excess distributions have occurred. A Non-Electing Holder that is not a corporation would be required to treat this interest charge as “personal interest” which would be nondeductible. The balance of the gain or the excess distribution would be treated as ordinary income in the year of the disposition or distribution, and no interest charge would be incurred with respect to such balance.

Considerations if PFIC Rules Do Not Apply

Distribution on Common Shares of Cream

Subject to the rules discussed under PFICabove, in general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Cream are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Cream has current or accumulated earnings and profits (as determined under United States federal income tax principles), without reduction for any Canadian income tax withheld from such distributions.  Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances.  Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

To the extent that distributions exceed Cream’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares causing a reduction in such U.S. Holder’s adjusted basis in the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized upon subsequent disposition of the common shares) and thereafter as gain from the sale or exchange of property.  (discussed in further detail below under “Disposition of Common Shares of Cream”).  However, Cream does not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution with respect to the Cream common shares will constitute ordinary dividend income.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2013 from a “qualified foreign corporation” may be eligible for reduced rates of taxation.  A qualified corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision.  The U.S. Treasury has determined that the Treaty meets these requirements, and we believe that we are eligible for the benefits of the Treaty.  Dividends received by U.S. Holders from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends.  As discussed above in “Passive Foreign Investment Company,” Cream believes that it is a PFIC, and accordingly, dividends paid on our Cream common shares will not constitute qualified dividends.

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

Disposition of Common Shares of Cream

Subject to the rules discussed under “Passive Foreign Investment Company Considerations” above, in general, U.S. Holders will recognize gain or loss upon the sale of common shares of Cream equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Cream.  Currently, preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts.  In general, gain or loss on the sale of common shares of Cream will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to limitations.

Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of Cream common shares, will be treated as having a United States source for U.S. foreign tax credit limitation purposes.  Consequently, U.S. Holders may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Cream common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If a U.S. Holder receives any foreign currency on the sale of Cream common shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Cream common shares and the date the sale proceeds are converted into U.S. dollars.

United States Information and Backup Withholding Tax

Under current Treasury Regulations, dividends paid on Cream’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of Cream’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to U.S. backup withholding tax (currently at 28% rate), if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s United States federal income tax liability and may be refunded by the IRS to the extent they exceed such liability, provided the required information is furnished to the IRS in a timely manner.

Under United States federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of Cream common shares should consult with their own tax advisors regarding the requirements of filing information returns. U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers that is not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. IRS guidance suspends this annual filing requirement pending the release of new forms. Filings will eventually be required with respect to any year for which the obligation is suspended.

United States person who directly or indirectly own an interest in a PFIC to file an annual report with the IRS and failure to file such report could result in the imposition of penalties on such United States person.  This requirement has been suspended for certain United States persons for tax years beginning after March 18, 2010 pending the release of a revised form.  Filings will eventually be required with respect to any year in which the obligation is suspended.

U.S. Holders should consult their tax advisors regarding the application of the information reporting rules to Cream common shares and the application of these requirements to their particular situation.

Additional Tax on Investment Income
For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, Cream’s common shares, subject to certain limitations and exceptions.

E.	Dividends and Paying Agents

Not applicable.

F.	Statement by Experts

Not applicable.

G.	Documents on Display

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

H.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2011	March 31, 2010
U.S. Dollars
Cash and cash equivalents	$241,461	$37,494
Accounts payable and accrued liabilities	(182,425)	(357,361)
Mexican Pesos
Cash and cash equivalents	36,742	21,288
Value added taxes recoverable	134,228	139,557
Accounts payable and accrued liabilities	(5,038)	(228)

Based on the above net exposures at March 31, 2011, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $5,904 (2010 - $31,682), in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,593 (2010 - $16,061) in the Company’s loss from operations.

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

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2011.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2011, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

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

Given their short-term maturity, the fair value of cash and sundry receivables are based on going-concern assumptions and are recorded at their carrying value.

The Company’s financial assets comprise cash, short-term investments, marketable securities and accounts receivable.  These financial instruments potentially subject the Company to credit risk.  The Company’s maximum exposure to credit risk as at March 31, 2011 is the carrying value of its financial assets.  The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in highly liquid securities.  Cash is held at a major Canadian Chartered Bank and the risk of default is considered to be remote.

(e)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 14 to the consolidated financial statements.

The Company attempts to manage its significant liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.  The Company has been dependent on small private placement financings and advances from a major shareholder to maintain liquidity. All of the Company’s financial liabilities are due within one year.

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

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed that provided sufficient capital for over one year of operations, including a 20,200  metre drill program at Nuevo Milenio.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due any number of factors beyond its control. The Company’s investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

Exchange Rate Sensitivity

The Company is engaged in mineral exploration and related activities, including exploration, and reclamation.  Changes in the price of foreign exchange rates could significantly affect the Company’s profitability and cash flows.  See “Key Information” under Item 3 above, for a description of factors relating to foreign exchange and currency fluctuations.  Its liabilities are all denominated in Canadian dollars.  Certain operations in Mexico are affected by exchange rate risk, of both the U.S. Dollar and the Mexican Peso.

Exploration in fiscal 2011 was primarily conducted in Mexico, and its administrative operations are in Canada.  The Company’s operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures.  In the future, it will be necessary to do further equity or other forms of financing.  The funds are usually received in Canadian dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U.S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Exchange losses were incurred in fiscal 2011 of $14,438 on cash expenditures of $4.6 million, an amount primarily related to administrative and exploration activities in Mexico.

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

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making.  Investors should be aware that inherent limitations on the ability of certifying officers of an issuer to design and implement on a cost effective basis relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.  As such, the certifying officer filing this annual report does not make any representations relating to the establishment and maintenance of controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

Disclosure controls and procedures are designed to ensure that material information relating to the Company, and its consolidated subsidiaries, is accumulated and communicated on a timely basis to appropriate members of the Company’s management, including the Company’s CEO and CFO, to allow timely decisions regarding required disclosure.  Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial information.  Internal control over financial reporting includes those policies and procedures that pertain to the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles.  The evaluations of internal controls were conducted in accordance with the framework criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), a recognized control model, and the requirements of National Instrument 52-109, Certification of Disclosures in Issuers’ Annual and Interim Filings.

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures and internal controls over financial report (as defined in rules adopted by the SEC) as at March 31, 2011.  Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2011.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.  Accordingly, the Company’s management, including our CEO and our CFO, does not expect that the Company’s internal control over financial reporting will prevent or detect all error and all fraud.  Also, projections of any evaluation of effectiveness to future periods and subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The Company will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2011 that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The members of the audit committee are Messrs. Robin Merrifield, Christopher Hebb and Gerald Feldman.  The Company’s Board of Directors has determined that it has more than one “audit committee financial expert” on the Audit Committee:  Mr. Robin Merrifield is a Chartered Accountant (South Africa) and is an Executive Vice-President, of a producing mining company and Mr. Gerald Feldman is a Chartered Accountant in the Province of Ontario.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship which could, in the view of the Company’s Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.  None of the current members of the audit committee have a material relationship with the Company.

At the date of this Annual Report on Form 20-F, the Company is in compliance with the audit committee composition rule set out in National Instrument 52-110 Audit Committees (“NI 52-110”), the Canadian regulatory policy respecting audit committees, as a majority of the members of the audit committee are considered independent.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management.  The Company’s Code of Ethics is filed as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2011, and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2011	2010
Audit fees	$32,844	$41,000
Audit-related fee (1)	6,426	2,203
Tax fees	5,850	--
All other fees (2)	770	656
Total fees	$40,040	$43,859

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

During the year ended March 31, 2011, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by the issuer and affiliated purchasers.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 15 to the consolidated financial statements.

The financial statements and notes thereto as required under Item 17 are attached as Exhibit F-1 to this Annual Report and are incorporated by reference herein.  The audit report of Morgan and Company, independent Chartered Accountants, is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.  See Item 17.

ITEM 19.	EXHIBITS

Financial Statements:

a.
Auditors’ Report on the consolidated balance sheets as at March 31, 2011 and 2010 and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years ended March 31, 2011, 2010 and 2009;

b.	Consolidated balance sheets as at March 31, 2011 and 2010;
c.	Consolidated statements of operations for each of the three years ended March 31, 2011, 2010 and 2009;
d.	Consolidated statements of shareholders’ equity for each of the three years ended March 31, 2011, 2010 and 2009;
e.	Consolidated statements of cash flows for each of the three years ended March 31, 2011, 2010 and 2009;
f.	Notes to the consolidated financial statements;
g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1
Consolidated Financial Statements for the Years Ended March 31, 2011, 2010 and 2009, including the notes thereto and Management’s Responsibility for Financial Reporting and Auditors’ Report from Morgan and Company, Chartered Accountants

1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1***	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008 and October 23, 2009
4.2****	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1***	List of Subsidiaries
11.1*	Code of ethics
11.2	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*
A technical report titled, “Geological Report on the Dos Hornos and Once BocasGold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.

B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.

*These exhibits were included as exhibits to, and are incorporated herein by reference to, the Company’s  Annual Report filed on Form 20-F with the Commission on September 30, 2005.
**  This exhibit was previously filed via Form 6-K on EDGAR on December 9, 2005, was subsequently amended and filed via Form 6-K on EDGAR on February 6, 2006 and is incorporated by reference herein.
***  This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2008.
****  This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F/A with the Commission on May 26, 2010.

END OF EXHIBITS

Glossary of Geologic and Mining Terms

Adit -A horizontal passage from the surface into a mine, commonly called a tunnel.

Ag - Chemical symbol for the metallic element silver.

Au - Chemical symbol for the metallic element gold.

Alteration - Any change in the mineralogic composition of a rock that is brought about by physical or chemical means.

Banka drilling - A drilling method used in inhospitable and isolated areas in the world, primarily using human manpower.  Developed by Conrad Banka, the drills are indispensable to prospect or explore alluvial deposits; mine tailings; clay, bauxite and lateritic iron ore; water bearing layers; deep geochemistry in water saturated soils and for geotechnical soil testing.

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

Contact - The place or surface where two different kinds of rocks come together.

Cretaceous - A period of geological time extending from 135 million to 65 million years ago.

Crown grant - A mineral claim located on the ground, defined by two claim posts, the location of which is governed by a mineral title act enacted at an earlier date than the current act.

Diamond drill hole - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Deposit - A natural occurrence of a useful mineral or ore in sufficient extent and degree of concentrating to invite exploitation.

Dip - The angle at which a stratum or drill hole is inclined from the horizontal.

Displacement - Relative movement of rock on opposite side of a fault; also known as dislocation.

Disseminated - Fine particles of mineral dispersed through the enclosing rock.

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

Geological mapping - Surveys defining the surface distribution of rock varieties, age relationships and structural features.

Grab sampling - A random sample of mineralized rock with no statistical validity, taken simply to check the type of mineralization.

Grade - The quality of an ore; in effect, the metal content.

Granite - An intrusive rock consisting essentially of feldspar and quartz.

Grid - A network of evenly spaced horizontal and vertical bars or lines, used generally to locate points in the field when placed over a map or chart.

Hanging wall - The rock mass above a fault plane, vein, lode, ore body, or other structure, the underside of the country rock overlying a vein or bed of ore.

Hectare - A square of 100 metres on each side.

Induced polarization survey - A survey to determine the conductivity and chargeability of rock units located along grid lines.

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

Mining lease - A claim or number of claims to which the right to mine is assigned.

Modified grid mineral claim - A claim with north-south and east-west borders, located by using claim posts at each corner and at 500 metre intervals along each side.  Each 500 metre x 500-metre interval is referred to as one unit and modified grid claims can total no more than 20 units in size.

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

Replacement mineralization - Mineral deposit formed by replacement of previous rock.

Rhyolite - A siliceous volcanic rock with a high potassium in feldspar component.

Rock chip sample - A rock sample consisting of continuous chips collected over a specified width.

Rotary drilling - A drilling method where a hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock.  Lubrication is provided by continuously circulating drilling fluid, which brings the rock cuttings to the surface.

Sediment - Solid material that has settled down from a state of suspension in a liquid.  More generally, solid fragmental material transported and deposited by wind, water or ice, chemically participated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary rock - Rock formed by lithification of sediments.

Shaft - A vertical excavation.

Shear - To move as to create a planar zone of deformed rock.

Showing - A rock outcrop revealing the presence of a certain mineral.

Siliceous - Said of a rock rich in silica.

Silt sample - A sample of fine sediment collected from a stream bed.

Soil sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite - A zinc sulphide, ZnS, which may contain some iron and cadmium; the principal ore of zinc and cadmium.

Strike - The horizontal plane representing the direction of a structure or bed.

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

VLF - Very Low Frequency.

VLF EM survey - A survey to determine ground variations in the electromagnetic field along grid lines.

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

DATED:          September 29, 2011