Form 20-F
period 2012-03-31
CREAM MINERALS LTD
filed 2012-08-01
CIK 1066130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012 (with other information to July 29, 2012, except where noted)

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

Number of outstanding shares of Cream's only class of issued capital stock as at March 31, 2012:

152,642,916 Common Shares Without Par Value

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

Yes ☐	No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐

International Financial Reporting Standards as issued by the International Accounting Standards Board	☑

Other	☐

If other has been checked in response to the previous question, indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this report is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☑

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 – “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995 and "forward-looking information under applicable Canadian securities legislation.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”.  Forward-looking statements and information in this Annual Report include statements regarding the Company's plans for its projects, statements relating to mineral resources, as they are based on various assumptions that are inherently forward-looking, statements regarding the anticipated timing by which the Company will require additional funds, and the anticipated timing of the updated mineral resource estimate on the Company's Nuevo Milenio project.  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements are based on assumptions regarding future events and other matters and are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Assumptions on which forward-looking statements are based include the assumptions underlying mineral resource estimates and in the technical reports supporting such estimates and the assumption that the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations.  Such risks, uncertainties and other factors include, among others, the following: general economic and business conditions, which will, among other things, impact  the demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to raise the capital required to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.  There can be no assurance that forward-looking information or statements in this Annual Report will prove to be accurate and actual results and future events could vary materially from those implied by such statements and information.  Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements.  The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable laws.

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated.  On July 29, 2012, the Bank of Canada noon rate for Canadian Dollars was U.S. $1.00: Cdn$1.006 (see Item 4 for further historical exchange rate information).  Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres (“km”)	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the U.S. dollar exchange rates, based on the noon rate at the Bank of Canada for the calendar years 2006 through 2011 and 2012 to date.

	To March 31, 2012	2011	2010	2009	2008	2007
End of Period	$0.9975	$1.0009	$1.0054	$0.9555	$0.8166	$1.0120
Average for Period	0.9939	1.0077	0.9710	0.8757	0.9381	0.9304
High for Period	1.0006	1.0583	1.0054	0.9716	1.0289	1.0905
Low for Period	0.9859	0.9430	0.9278	0.7692	0.7711	0.8437

	High and low exchange rates for the past six months
	July 2012	June 2012	May 2012	April 2012	March 2012	Feb 2012

High	1.0226	1.0397	1.0329	1.0042	1.0006	1.0004
Low	1.0060	1.0181	0.9858	0.9810	0.9859	0.9991

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

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A.           Selected Financial Data

The selected financial data of Cream Minerals Ltd. (“Cream” or the “Company”) for the years ended March 31, 2012, 2011 and 2010 was derived from the Company’s consolidated financial statements audited by Morgan & Company, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2012, in Canadian dollars, presented in accordance International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2012 and 2011, and with Canadian Generally Accepted Accounting Principles (“Cdn GAAP”) for the years 2010, 2009, and 2008, which differs in certain respects from Generally Accepted Accounting Principles in the United States (“US GAAP”).  Information based on previous Cdn GAAP and US GAAP is not comparable to information prepared in accordance with IFRS.  A discussion of differences between IFRS and Cdn GAAP is contained in Note 17 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17.  On July 29, 2012, the noon buying rate as quoted by the Bank of Canada was 1.0060 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)		As at March 31
Statement of Financial Position Data	2012	2011	2010
Total assets according to financial statements (IFRS)(1)	$1,415	$5,633	$987
Total liabilities	247	446	2,290
Share capital	32,590	32,110	24,653
Warrant reserve, share-based payment reserve, share subscriptions	7,343	6,958	3,320
Deficit (IFRS)	(38,765)	(33,882)	(29,276)

(Cdn$)	As at March 31
Statement of Financial Position Data	2009	2008 (as restated)(1)
Total assets according to financial statements (Cdn GAAP)(1)	$1,013	$1,406
Total liabilities	1,913	1,333
Share capital	24,609	23,777
Contributed surplus, accumulated comprehensive income, share subscriptions and loss and warrants	2,418	1,827
Deficit (Cdn GAAP)	(27,928)	(25,531)

(Cdn$)		As at March 31
Period End Balances (as at)	2012	2011	2010
Working capital (deficiency)	$309	$4,433	$(1,937)
Mineral property interests (IFRS)	97	484	455
Shareholders’ equity (IFRS)	1,168	5,186	(1,303)
Number of outstanding shares	152,643	149,464	64,717

(Cdn$)	As at March 31
Period End Balances (as at)	2009 (Cdn GAAP)	2008 (as restated)(1) (Cdn GAAP)
Working capital (deficiency)	$(1,697)	$(1,244)
Mineral property interests (Cdn GAAP), as restated	588	856
Shareholders’ equity (Cdn GAAP), as restated	(900)	73

No cash or other dividends have been declared.

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2012	2011	2010
Investment and other income	(41)	(14)	(5)
General and administrative expenses (including Share-based payments)	2,120	2,907	684
Exploration costs	2,763	1,720	379
Write-down of mineral property interests	441	13	227
Future income tax recovery	--	--	(21)
Net loss according to financial statements (IFRS)	(4,883)	(4,609)	(1,265)

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2009	2008
Investment and other income	(1)	(6)
General and administrative expenses (including Share-based payments)	1,092	1,446
Exploration costs	953	2,364
Write-down of mineral property interests	418	110
Future income tax recovery	(66)	--
Net loss according to financial statements (Cdn GAAP)	(2,397)	(3,915)

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2009	2008
Net loss according to financial statements (US GAAP)	(2,397)	(3,915)

Note:

(1)
Under IFRS applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off.  During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry.  Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

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

The tables below include the quarterly results for the years ended March 31, 2012 (“fiscal 2012”) and 2011 (“fiscal 2011”).
(Cdn$)	Year Ended March 31, 2012
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$(11,715)	$(5,947)	$(2,346)	$(20,910)	$(40,918)
General and administrative expenses	128,839	373,999	364,236	372,974	1,240,048
Share-based payments	335,475	64,778	34,660	45,316	480,229
Write-down of mineral property interests	261,974	178,838	--	--	440,812
Exploration costs	1,278,029	1,145,302	201,241	138,547	2,763,119
Net loss according to financial statements	1,992,602	1,756,970	597,791	535,927	4,883,290
Net loss from continuing operations per common share	0.01	0.01	0.01	0.00	0.03

(Cdn$)	Year Ended March 31, 2011
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$(100)	$--	$--	$(13,475)	$(13,575)
General and administrative expenses	172,363	257,079	766,127	435,876	1,567,446
Stock-based compensation	--	--	--	1,339,990	1,339,990
Write-down of mineral property interests	--	--	--	12,806	12,806
Exploration costs	95,893	109,512	180,492	1,316,253	1,702,150
Future income tax recovery	--	--	--	--	--
Net loss according to financial statements	268,156	366,591	946,619	3,027,451	4,608,817
Net loss from continuing operations per common share	0.00	0.00	0.01	0.04	0.05

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

Financial Risk Factors

Cream currently has no source of operating cash flow and has a history of operating losses.  Cream currently has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years’ history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  Should funding not be obtained, this assumption will change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2012, is $38,765,013), which casts doubt on the ability of Cream to continue as a going concern.  Cream has no revenue other than interest income.  A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future.  All of Cream’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2012, Cream had working capital of $308,778 compared to a working capital of $4,433,482 at March 31, 2011.  Working capital is defined as current assets less current liabilities.

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

The Company currently does not have sufficient financial resources to undertake all of its planned activities in fiscal 2013.  This includes significant expenditures on property investigations and additional property acquisitions or staking of claims in Mexico, Canada or in other locations that may come to the attention of the Company.  The Company has been successful in the past in obtaining financing through the sale of equity securities, but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If Cream fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties and/or reduce or terminate operations.  The Company’s exploration programs would have to be prioritized to fit within cash availability.

Cream is continuously reviewing strategies for private placement equity financings as well as other forms of financing that would carry the Company through the next fiscal year.  If a private equity financing were to be completed, it is expected that warrants may be included in the securities offered.  Any such financings will result in dilution of existing shareholders.

Volatile gold and silver prices and external market conditions can cause significant changes in the Company’s share price because as the prices of precious metals increase or decrease, the economic viability of the mineral properties is affected.  Cream has no history of mining or current source of revenue.  The Company is exploring for silver and gold, and historically, the prices of the common shares of junior exploration companies are very volatile.  This volatility may be partly attributed to the volatility of silver and gold prices, and also to the success or failure of the Company’s exploration programs.  Market, financial and economic factors not directly related to mining activities can also affect the Company’s ability to raise equity financing.

Below are the annual average, high and low prices of gold and silver from the year 2001 to 2011, and year 2012 to date.

Gold1

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010	1224.53	1421.00	1058.00
2011	1,568.59	1,895.00	1,319.00
2012 – (Jan - July)	1,642.48	1,781.00	1,540.00

Silver2

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2001	4.37	4.82	4.07
2002	4.60	5.10	4.24
2003	4.85	5.97	4.24
2004	6.65	8.29	5.50
2005	7.22	9.23	6.39
2006	11.57	14.94	8.83
2007	13.39	15.82	11.67
2008	15.02	20.92	8.88
2009	14.66	19.18	10.51
2010	20.16	30.70	15.14
2011	35.11	48.70	26.16
2012 (Jan-July)	30.55	37.23	26.67

Fluctuations in financial markets can negatively impact the Company’s ability to fund itself.
Over the last decade there have been periods of high volatility in world financial markets.  The volatility can negatively impact the company’s ability to raise sufficient equity financing to sustain operations.  Future financial market volatility is likely and it should not be assumed that adequate funding will be available to the Company in amounts or at times when it is required.

Risks Associated with Mineral Exploration

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

1 www.kitco.com  Gold prices, London Fix US dollars per ounce
2 www.silverinstitute.org/priceuk.php Silver prices, London Fix US dollars per ounce

Mineral Resource Estimates Are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Gold Extraction.  Although the Company has carefully prepared its mineral resource figures, such figures are estimates only and no assurance can be given that the indicated tonnages and grade will be achieved. There is significant uncertainty in any mineral resource estimate.  Estimates of inferred resources are the least certain of the resource categories and there is no assurance that such resources can or will be upgraded to another category of resource, or that further exploration will confirm or validate such estimates.  Actual deposits encountered and the economic viability of, and returns from, a deposit (if mined) may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, operating costs and exchange rates. Changes in assumptions may result in a significant reduction in the reported mineral resources and thereby have a material adverse effect on the Company's results of operations and financial condition.

Estimated mineral resources may also require downward revisions based on changes in metal prices and further exploration or development activity. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource and reserve of estimates.  Any reduction in estimated mineral reserves or estimated resources as a result could require material write downs in investment in the affected mining property, which could have a material and adverse effect on the Company's results of operations and financial condition.

The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on the Company's properties. The failure to establish proven and probable reserves could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

There is Uncertainty Relating to Mineral Resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty, which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to indicated and measured mineral resources as a result of continued exploration.  If mineral resources are not upgraded to proven and probable mineral reserves, it could materially and adversely affect and/or restrict the Company's ability to successfully implement its strategies for long-term growth.

Cream’s projects have uncertain project realization values. Cream changed its accounting policy with respect to the deferral (capitalization) of exploration costs in fiscal 2009.  The Company continues to defer (capitalize) acquisition costs incurred in connection with its projects on its balance sheet.  Cream believes the acquisition costs (of approximately $0.1 million at March 31, 2012) are recoverable, notwithstanding the mineralized materials contained at the projects are not currently economically viable or classified as ore.  There can be no assurance that Cream could dispose of the projects for their financial statement carrying values, and in such circumstances a diminution in the book value of shareholders’ equity would be the result.

Cream may not be able to market minerals if any are acquired or discovered by the Company due to factors beyond the control of the Company.  The marketability of minerals that may in future be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulation, including regulation relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  The Company and its employees have been involved in the exploration of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.  The mining industry is heavily regulated in North America, where the Company has its operations, so that permitting is required before any work is undertaken where there is any form of land disturbance.  Exploration activity undertaken in Mexico is subject to the laws and regulations established and administered by the Federal government.  To date, land disturbance has been minimal and all required reclamation has been completed.

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

Cream’s title to mineral property interests may be challenged.  Although Cream has done a review of titles to its mineral interests, it has not obtained title insurance with respect to its properties and there is no guarantee of title.  The Company has obtained a land title review and legal opinion by a Mexican law firm which affirmed Cream’s title to Nuevo Milenio.  However, the mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Cream’s Canadian mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.  The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

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

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult for U.S. investors to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities directly predicated upon the U.S. federal securities laws.  A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to affect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under U.S. securities laws.

Cream has been operating in Mexico, which has different risks than those of British Columbia, or Manitoba, Canada. Cream’s activities in Mexico may be subject not only to risks common to operations in the mining industry, but also to the political and economic uncertainties of operating in foreign jurisdictions, namely Mexico.  This may result in misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes or environmental regulation, any or all of which could have an adverse impact upon Cream.  Cream’s operations may also be affected to varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation.  Cream’s operations and exploration activities in Mexico are subject to Mexican federal and state laws and regulations governing protection of the environment.  These laws are evolving and, as a general matter, are becoming more restrictive.

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

Risks Relating to an Investment in the Securities of the Company

Cream could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. Holders.  Potential investors who are U.S. Holders (defined below) should be aware that Cream expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may have been a PFIC in prior fiscal years and may continue to be a PFIC in subsequent years.  If Cream were to be treated as a PFIC, U.S. Holders of the Cream common shares would be subject to adverse U.S. federal income tax consequences, including a substantially increased U.S. income tax liability and an interest charge upon the sale or disposition of the Cream common shares and upon the receipt of distributions on the Cream common shares to the extent such distributions are treated as “excess distributions” under the U.S. federal income tax rules relating to PFICs.  U.S. Holders could potentially mitigate such consequences by making certain elections with respect to the Cream common shares.  U.S. Holders are urged to consult their tax advisors regarding Cream’s PFIC classification, the consequences to them if Cream is a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences.  (See Item 10 Taxation -United States Tax Consequences).

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

Market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in a change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In the last decade, securities markets in the United States and Canada and internationally have experienced periods of high price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  The trading price of Cream’s shares have ranged between $0.05 and $1.38 in the last five calendar years.

Significant potential equity dilution.  A summary of Cream’s diluted share capital at July 29, 2012 is as follows:

Number of Warrants	Exercise Price	Expiry Date

40,900,000	$0.24	December 21, 2012
3,750,000	$0.16	December 21, 2012
44,650,000

Cream had stock options outstanding (11,386,500 at March 31, 2012 and 9,985,000 at July 29, 2012), which are exercisable at prices ranging from $0.12 to $0.50 per share which are, respectively, below and above the current market price for the Company’s shares.  In the money options could be exercised prior to expiry while the higher priced options may not be exercised before expiry.  In either case, the outstanding options could act as an upside damper on the price of Cream’s shares.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Cream remaining subject to hold period restrictions in Canada or the United States as of March 31, 2012.  At March 31, 2012, there were 50,408,500 warrants exercisable at an average price of $0.22 and at July 29, 2012, 44,650,000 exercisable at an average price of $0.23.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares.  Dilutive securities based on the trading range of Cream’s common shares at March 31, 2011, including the warrants and the stock options noted above, collectively represent approximately 40% of Cream’s issued shares as at March 31, 2012.

ITEM 4.               INFORMATION ON THE COMPANY

A.           History and Development of the Company

The Company’s executive office is located at:
Suite 1400 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1
Telephone: (604) 687-4622
Facsimile: (604) 687-4212
Email: info@creamminerals.com
Website: www.creamminerals.com

The contact person in Vancouver, British Columbia, is Michael O’Connor, President, CEO, and Director.

The mailing address of the Company is the Company’s executive office at the address noted above.  Cream operates directly and also through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”).  References to “Cream” or to “the Company” include Cream de Mexico except where otherwise indicated.

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CMA.”  Cream is also quoted on the Over the Counter Bulletin Board in the United States under the symbol CRMXF, and quoted on the Frankfurt market under the symbol “DFL”.

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

Mexico

The Company’s primary exploration project is Nuevo Milenio, located south of Tepic in the municipality of  Xalisco, State of Nayarit, Mexico, having denounced (staked) the property in 2000 and receiving title to the property in 2001. Mineral licenses in Mexico have a term of 50 years following which an application can be made to extend the term. Carrying costs are comprised of annual taxes. Work requirements are nominal and cash payment can be made in lieu.

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

On April 30, 2010, the Company signed a letter of intent (“LOI”), pursuant to which it acquired an option from an arm's length party on the Las Habas Project, comprised of 336 hectares (“Ha”) located in the State of Sinaloa, Mexico.  The LOI was for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, Cream filed an application to denounce approximately 700 hectares adjoining the Las Habas property.  The Company let the LOI lapse and has not pursued title to the adjacent 700 Ha’s.

North America

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totaling $110,000 (paid) over six years.  The final payment of $20,000 was extended over a period of four months, at $5,000 per month from June to September 26, 2010.  All the payments of $5,000 have been made pursuant to the amended agreement as of the date of this Annual Report.  The Company wrote down the carrying value of Goldsmith Property to $Nil in fiscal 2012.

The Company, ValGold Resources Ltd. and Sultan Minerals Inc. (the “Companies”) each hold a one third interest in two staked claims, namely the Trout and Trout 1 claims, located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) and encompassing an area of 256 hectares.  Under the terms of the Trout Claim Group agreement, the Companies agreed to make a total cash payment of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the three companies), all of which were issued, to the optionor over a 36-month period from July 22, 2004.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  The joint venture agreement has not yet been completed.  The Companies have reduced the Stephens Lake claims held to the Trout Claim Group, and are reviewing their options with respect to the property.  The carrying value of the property has been written down to $Nil.

During fiscal 2007, and in fiscal 2008, the Company entered into option agreements to acquire up to 100% interest in two mineral property interests in the Province of Manitoba, the Wine claims and the Grand Nickel Project.  In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim, all located approximately 60 km southeast of Flin Flon, Manitoba.  The Company earned its interest by making payments totaling $105,000 (paid) and issuing 200,000 common shares over a 48-month period (issued).  The Company must also incur exploration expenditures on the property of $5,000 annually for four years which have been made. On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

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

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 (of which $40,000 has been paid) and the issuance of 400,000 shares (of which 160,000 have been issued) over five years with a down payment of $10,000 (paid).  The cash payments are to be made as follows:  $10,000 on regulatory approval (paid), $10,000 on the first anniversary (paid), and $20,000 on each of the second (paid) to the fifth anniversary dates.  The shares are to be issued as follows:  40,000 on regulatory approval (completed) and 40,000 on the first anniversary of regulatory approval (completed), and 80,000 common shares on each of the second (completed) to the fifth anniversary dates.  During the year ended March 31, 2012, the $20,000 cash payment was made and 80,000 shares were issued.  One payment of $20,000.00 and the issuance of 80,000 shares remains.

The Company must incur cumulative exploration expenditures totaling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.  The total incurred to March 31, 2012 is $152,476.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

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

(i)	Principal Markets: Not Applicable.

(ii)	Seasonality: Not Applicable.

(iii)	Raw Materials: Not Applicable.

(iv)	Marketing Channels: Not Applicable.

(v)	Dependence: Not Applicable.

(vi)	Competitive Position: Not Applicable.

(vii)
Material Effect of Government Regulation:  The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Nuevo Milenio Project, Mexico

Cream began exploring the Nuevo Milenio Silver-Gold Project in 2001.  Exploration work has continued to date.  Two limited drill programs were completed, one in 2003 and the second in 2006/2007.  Cream began a significant diamond drill program on February 6, 2011, which ended in September 2011.

The Company is in the process of obtaining an independent NI 43-101 Technical Report encompassing all historical data and the data acquired during the 2011 drill program.

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

None of the Company’s projects have known reserves, and its proposed programs are exploratory in nature.  The Nuevo Milenio Project has an Inferred Mineral Resource estimated in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Nuevo Milenio Project

The Nuevo Milenio Property, Nayarit State, Mexico, is hosted by a sequence of intermediate to felsic lithic tuff’s, ash tuffs and ash flow and breccias within a large collapsed caldera setting.   The Property encompasses 2,560 Ha’s and is 100% owned by the Company.

History of the Property

In 2000, Cream entered into an exploration program on Nuevo Milenio.  Work on the property began in 2001 and until 2004 was focused on the Eastern rim of the caldera and associated areas.  In the year ended March 31, 2005, the Company determined that it was not going to conduct further exploration on the property  for  the foreseeable future and as a result the property exploration costs were written down to a nominal carrying value of $1.  Nuevo Milenio originally consisted of 4 lots encompassing 6927.8482 Ha’s. and was denounced in February 2000 by Arnoldo Carrera Gamboa on behalf of Cream Minerals de Mexico.  Titles to the lots were received in February 2001 with the agreements to transfer the lots to Cream Minerals de Mexico signed in 2003 and registered with the Department of Mines with Cream Minerals de Mexico as beneficiary.  In June 2005, an application to reduce Nuevo Milenio Fraccion 1 and to drop CMM II was filed with the Department of Mines.  The remaining lot comprises the current 2,560 Ha Nuevo Milenio property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Nuevo Milenio is located south east of the city of Tepic in the State of Nayarit, Mexico.  Nuevo Milenio is 27 kms by road (24 kms by highway, 3 kms by dirt road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of approximately 300,000 people, and is an important commercial centre.  It is 150 km’s northeast of Puerto Vallarta.   A railway, airport, power lines and water are within reasonable distance of the property providing cost-effective access to infrastructure.

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

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones.  There is minimal base metal content.  The Project is hosted by a sequence of intermediate to felsic volcanic flows, tuffs and breccias within a large collapsed caldera setting.  The collapsed caldera is set in an area of Micocene volcanics which further enhances the Project’s potential.  Younger rhyolite does and basalt vents define volcanic centres along the caldera rim. To date, three principal north west-trending zones have been identified on the property, Dos Hornos-Veta Tomas, Once Bocas North-Once Bocas South and Chacuaco-Cafetal.

Exploration

Historic Drilling

Drilling was first commenced in the spring of 2002. The program was comprised of five drill holes totaling 726 metres. A follow-up drill program was initiated in November 2003 and was completed in April 2004. The program consisted of 19 drill holes totaling 3,544 metres.

A report prepared in late 2005 recommended further work, and an additional $59,655 in exploration costs were written off  in the first half of the year ended March 31, 2006,

Drilling re-commenced on the Dos Hornos zone in late 2006.  In January 2007, the focus of the drill program was shifted to in-fill drilling followed by drill testing the segment between Section 5 (Trench 3) to Section 12 (Mina Santa Gertrudis).  The Company completed 31 diamond drill holes along the Dos Hornos 1 Zone for a total of approximately 5,200 metres.  Diamond drilling established that additional “Inferred Mineral Resources” are located within Dos Hornos 1, Dos Hornos 2 and Veta Tomas, a newly defined and higher grade vein.

In May of 2009, Cream outlined a revised, staged underground development plan. The intention was to stage underground diamond drilling and begin upgrading the inferred mineral resources to the measured and indicated categories as well as to add additional inferred mineral resources.

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

Cerro Dos Pinos lies approximately 500 metres southeast of drill hole DDH 07 – 23 which was drilled on the Veta Tomas Structure.  The Company believes that the new discovery is a probable fault segment of the high-grade silver-gold Veta Tomas Structure that could extend the known strike length of the Veta Tomas - Dos Hornos Zones from 1,200 metres to approximately1,800 metres.  The historic Spanish adit, 1.60 metres wide and caved, was driven on a quartz vein structure outcropping within a window of younger devitrified rhyolite flows.

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

2011 Exploration and Drilling Program

Cream began a  diamond drill program on February 6, 2011.  The 2011 drill program called for 10,000 metres of drilling with an option for a second 10,000 metres of drilling.  The first 10,000 metres of drilling was completed in mid-May. The Company elected to exercise its option for the second 10,000 metres of drilling. The Company completed the drill program at Nuevo Milenio in late September 2011 ahead of schedule and on budget.

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

Sampling and Analysis

As of September 19, 2011, 89 drill holes were completed for a total of 20,292 metres of drilling at Nuevo Milenio and completed the 2011 diamond drill program a.  Of the 20,292 metres drilled 13,500 were of in-fill drilling and 6,792 were cof exploration drilling.

The following is an overview of the drill results by zone:

Dos Hornos 1

Drill results for the Dos Hornos 1 structure demonstrated a semi-continuous  s structure along strike and down dip in sections 0 through 9. In addition, repetition of the structure through faulting (stacked sections) was observed in sections drilled off.  Drill holes cut several semi-blind or blind veins identifying what might be a transitional zone. This area is now referred to as the Northern Transitional Zone. Additional drilling is required to determine the nature and extent of this newly identified zone.   The veins cut returned lower grade silver-gold values.  The identification of the Northern Transitional Zone structure identifies a future exploration target at Nuevo Milenio.

Dos Hornos 2

Drilling on Dos Hornos 2 demonstrated semi continuity of the structure with continuity being evident by section 19. As with Dos Hornos 1 In addition, repetition of the structure through faulting (stacked sections) was observed in sections drilled off.  Access difficulties due to challenging terrain impacted the results as additional data required to permit upgrading the inferred resources to indicated resources in sections of Dos Hornos 2 could not be obtained.  The 2003 and 2011 drill programs intersected unknown quartz vein structures.  The intersected quartz veins are blind veins or semi blind veins outlining what might be a transitional zone. This area is now referred to as the the Southern Transitional Zone. The vein structures trend parallel to the Dos Hornos and Once Bocas structures. Additional drilling is required to determine the nature of this newly identified zone. The Southern Transitional Zone identifies future exploration target at Nuevo Milenio.

Veta Tomas

Drilling on the Veta Tomas structure has demonstrated continuity of the structure along strike and down dip in several sections.  In addition, repetition of veins resulting from sub-parallel faults moving down dip segments up (stacked sections) was observed in sections drilled off. The challenging topography eliminated several important drill site locations which impacted the overall drill plan.  As in Dos Hornos 1 and Dos Hornos 2 sub-parallel fault planes cutting the mineralized structure returned low assay values from quartz breccia and gouge. Drill hole VT 07 – 11 was drilled at 180 degrees to the strike of Veta Tomas. The drill hole cut a zone 72 metres in width. It is a blind zone of silver and gold mineralization associated with quartz veins and quartz stock work overlain by rhyolite flows. Structural considerations suggest the structure may be a fault segment of Dos Hornos 2 however additional drilling is required to define the structure and confirm this initial interpretation. This structure is a future exploration target.

Once Bocas North

Drilling on Once Bocas North was centered in the 1,000 metre strike length of the structure as mapped on surface.  Drilling has confirmed the semi-continous extension of the quartz veins and quartz stock work to the northwest.  At approximately 300 metres to the northwest, a structure containing quartz veins was intersected.  The structure is not directly on strike with Once Bocas North.  At this time it is not known if this structure is a northwest extension of Once Bocas North or a new structure. Once Bocas North remains open along strike to the northwest.

Once Bocas South

Once Bocas South was previously identified by surface mapping with an indicated width of 30 metres and an indicated strike length of 600 metres.  Drilling in four sections consisting of six drill holes defined a strike length of 230 metres and a width of 100 metres. The zone consists of two distinct segments of quartz veins and/or quartz stock work.  The upper segment is comprised of quartz veining while the lower segment consists mainly of quartz stock work of variable intensity.  Follow up drilling is required to define the geological setting of the structure and to confirm the surface mapping defined strike length of Once Bocas South at 600 metres. Initial indications point to the possibility of Once Bocas South representing open pit potential however additional drilling is required to confirm this. Once Bocas South is open along strike to the southeast.

Veta-Olvidada

Veta Olvidada is a quartz breccia zone demonstrating oxidation and leaching which was identified in 2008. The 2011 drill program defined a strike length of 400 metres. Veta Olvidada exhibits intense weathering and oxidation in the northwest.  An increase in the silver-gold grade is indicated with the transition to the south east from quartz breccia veins to a quartz vein quartz stock work zone. Veta Olvidada along with the other known structures within Cafetal are open to the northwest and southeast. Veta Olvidada may represent an open pit target however additional drilling is required to confirm this.

Cerro Chacuaco

Cerro Chacuaco is characterized by intense silification in the upper part of the hill changing to less silicified and altered lithic rhyolite tuff. These veins are hosted by lithic rhyolite tuff. The upper elevations of the hill show strong silica flooding. Along the western portion of Cerro Chacuaco and within Arroyo Chacuaco channel samples and rock geochemistry of silicified tuffs trending under basalt cover indicated a large area of highly anomalous silver-gold values. This area has approximate dimensions of 200 metres by 600 metres and is an exploration target.

An independent mineral resource estimate for the Nuevo Milenio project as at July 30, 2012 was prepared by Derek McBride P. Eng.  which incorporates the results of the Company's 2011 drill program on the project (the "2012 Resource Estimate").

The 2012 Independent Mineral Resource Estimate replaces in entirety the 2008 Inferred Mineral Resource Estimate previously disclosed by the Company and the Company advises  that the 2008 Inferred Mineral Resource Estimate can no longer be relied upon.

Cream Minerals Limited Commentary

Dr. Derek McBride P.Eng, is convinced of the exploration potential at Nuevo Milenio.  Dr. McBride P.Eng, has noted “Nuevo Milenio is a property of merit”. The 2012 updated Independent Mineral Resource Estimate has identified 2,829,000 tonnes containing 9,660,000 ounces silver equivalent which is in the Measured and Indicated categories and 3,554,000 tonnes containing 7,270,000 ounces silver equivalent in the Inferred category.  The property contains a minimum of seven mineralized zones; previous drilling has provided resources on four zones and indicated significant targets on all zones.  The 2011 drill program identified a resource on Once Bocas South which had not previously been drilled.  All the mineralized zones with significant data suggest that the best mineralization occurs within 100 metres of surface and forms hills.

The 2011 drill program was based on a geological interpretation employing all historical exploration data up to 2008 including widely spaced drill holes.  In-fill drilling and a portion of the step out drilling generated data which upon review did not support the original geological interpretation which formed the basis of the 2008 Inferred Mineral Resource Estimate.  As a result the in-fill drilling did not consistently generate assays to support the previously estimated grades and as a result the average grade decreased.  A review of the data indicates that Dos Hornos-Veta Tomas is a near surface epithermal system with mineralization occurring within 150 metres of surface.

Based on the results of the 2011 exploration program and reviewed by Dr. McBride the following targets have been identified as warranting further exploration:

1)           Once Bocas North and Once Bocas South are potential open pit targets that can be expanded both at depth and on strike.

2)           The transition zones identified on Dos Hornos 1 and Dos Hornos 2, in particular the Southern Transition zone are potential  exploration targets based on intercepts of blind and semi-blind veins which returned assays in excess of 300 g/t silver and 700 g/t silver both over one metre.  These veins appear to lie parallel to Dos Hornos 2 and Veta Tomas possibly forming a parallel zone.

3)           A structure identified through surface exploration work containing colonial trenches and colonial shafts extends 500 metres to the south east and is on strike with Veta Tomas. Preliminary exploration work suggests this structure may be an extension of Veta Tomas.  This would open a potential exploration zone if the structure is a faulted segment of Veta Tomas.

4)           Chacuaco and Cafetal while earlier stage exploration targets warrant drill testing based on exploration work which includes sampling of trenches and Spanish workings and limited drilling having identified several high priority drill targets.

5)           Drilling to the east of Veta Tomas intersected a blind structure which based on preliminary examination may be a fault block of Dos Hornos 2.  If this initial interpretation is correct a potential exploration zone may be opened.

6)           Earlier stage but important exploration targets include the silica cap to the west of Once Bocas North, the northern extension of Once Bocas North which has a surface mapped strike length of over 400 metres and the Cafetal East zone.  Each has the potential to be potential future exploration targets.

Qualified Person

Dr. Derek McBride P.Eng., prepared the 2012 mineral resource estimate for Nuevo Milenio and has supervised the preparation of information of a scientific or technical nature in this news release.

Quality Control and Data Verification

Ferdinand Holcapek, director of Cream and director-general of Cream Minerals de Mexico, is the Company's qualified person responsible for the Company's quality control and quality assurance program and has verified technical data underlying the opinions and information in this news release.  Details of the Company's quality assurance and quality control program are contained in News Release dated February 27, 2012.

All data disclosed in this document was obtained from previously issued Cream news releases.  All data and opinions contained herein and within the previously issued news releases were reviewed and verified by Mr. Ferdinand Holcapek P. Eng.  Mr. Holcapek is the Company’s Qualified Person for the purpose of NI 43-101 with respect to this property.

Gold-Silver Mineral Resource Estimates

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

The 2012 Independent Mineral Resource Estimate replaces in entirety the 2008 Inferred Mineral Resource Estimate previously disclosed by the Company and the Company advises that the 2008 Inferred Mineral Resource Estimate can no longer be relied upon.

Independent Mineral Resource Estimate Summary

The updated Independent Mineral Resource Estimate was prepared by Dr. McBride P.Eng, a qualified person independent of the company under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

RESOURCE SUMMARY NUEVO MILENIO										
Zone	Tonnes Measured	Tonnes Indicated	Tonnes Meas. + Ind.	Tonnes Inferred	Gold g/t	Silver g/t	Silver Eq. g/t	Au oz	Ag oz	Ag Eq. oz
									Million	Million
Dos Hornos 1 50g	1,000,000				0.45	80.97	103.47	14643	2.60	3.34
		278,000			0.33	71.98	88.63	2980	0.64	0.79
			1,278,000		**0.42**	**79.41**	**100.24**	**17623**	**3.24**	**4.13**
				133,000	0.21	59.50	73.53	920	0.27	0.32
Dos Hornos 2 50g	526,000				0.73	74.60	118.18	12384	1.26	1.88
		255,000			0.58	63.30	92.49	4792	0.52	0.76
			781,000		**0.68**	**70.91**	**109.79**	**17176**	**1.78**	**2.64**
				122,000	0.52	51.49	77.22	2027	0.20	0.30
Veta Tomas 50g	430,000				0.55	95.09	122.52	7582	1.31	1.69
		340,000			0.56	81.62	109.55	6104	0.89	1.20
			770,000		**0.55**	**89.14**	**116.64**	**13686**	**2.20**	**2.89**
				245,000	0.65	88.37	120.67	5087	0.70	0.95
Total Measured	1,956,000				0.55	82.36	111.61	34609	5.17	6.91
Total Indicated		873,000			0.49	73.20	97.91	13876	2.05	2.75
Total Measured and Indicated			**2,829,000**		**0.53**	**79.79**	**107.34**	**48435**	**7.22**	**9.66**
Inferred				500,000	0.50	71.69	97.53	18773	1.17	1.57

Inferred Resources

Dos Hornos 1&2 and Veta Thomas				500,000	0.50	71.69	97.53	18773	1.17	1.57
Open Pit potential 20g										
Once Bocas North				2,145,000	0.20	40.67	50.67	15840	2.50	3.20
Once Bocas South				909,000	0.27	72.28	82.27	8170	2.10	2.50
Total Inferred				**3,554,000**	**0.26**	**53.25**	**66.25**	**42783**	**4.60**	**5.70**

Notes and Assumptions:  The Independent Mineral Resource Estimate employed a cut-off grade of 50 g/t silver for underground resources and 20 g/t for open pit resources.  Metal prices assumed were $30.00per ounce for silver and $1,500.00 for gold.  Average true widths ranged from three metres to five metres.

The distance from a data point used to classify the resources is; 0 to 25 metres for Measured; 25-50 for Indicated; and 50 to 75 metres for Inferred mineral resource categories. Using a square pattern, the influence of each data point is as defined above, or less depending on the actual distance between data points. The mineralization is considered to be in vertical shoots so that true widths are equal to horizontal widths. All data was presented on a spreadsheet that automatically calculated the tonnages, grades and metal content.

The Company intends to file an updated NI-43-101 technical report within 45 days of the date of this 20F.

Sensitivity Analysis

A sensitivity analysis was conducted employing a cut-off grade of 160 g/t silver. Performed on Dos Hornos 1, Dos Hornos 2 and Veta Tomas  (underground resources) a higher grade zone averaging 1.4 metres true in width containing 6,470,000 tonnes grading 1.03 g/t gold and 178.70 g/t silver averaging 229.98 g/t silver equivalent was identified. Of this 5,960,000 tonnes grading 1.17 g/t gold and 170.54 g/t silver averaging 231.22 g/t silver equivalent were defined in the measured and indicated category. The sensitivity analysis confirms the existence of higher grade mineralization contained within the wider three metre to five metre medium grade veins and indicates possible commercially viable grades and widths.

The 2011 drill program was based on a geological interpretation employing all historical exploration data up to 2008 including widely spaced drill holes. In-fill drilling and a portion of  the step out drilling generated data which upon review did not support the original geological interpretation which formed the basis of the 2008 Inferred Mineral Resource Estimate. As a result the in-fill drilling did not consistently generate assays to support the previously estimated grades and as a result the average grade decreased. A review of the data indicates that Nuevo Milenio is a near surface epithermal system with mineralization occurring within 150 metres of surface.

Measurement uncertainty and impairment assessments

Mineral resources estimates are inherently uncertain.  See "Item 3D - Risk Factors - Risks Associated with Mineral Exploration".

Cream is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2012, the carrying value of mineral property interests was $0.1 million.  To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property management has concluded that the fair values of the properties is at least equal to or greater than its book value.  The Company also used an overall global valuation test, and compared the market capitalization to its net book value at March 31, 2012, as well as an assessment as to what premium, if any, would be reasonable and concluded that no property impairment charges were identified.

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

The Company completed an impairment assessment for each of its mineral property interests for the year ended March 31, 2012.  It is management’s opinion that the carrying value of its properties is supported by recent exploration expenditures in excess of the properties’ carrying values and the Company’s near-term exploration plans.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant measurement uncertainty and judgments.

Exploration Expenditures

Expenditures incurred by the Company on Nuevo Milenio in fiscal 2012 (fiscal 2011 numbers in parentheses) include the following: assays and analysis - $142,656 ($8,827); drilling – $1,997,886 ($714,320); geological and geophysical - $284,690 ($241,170); site activities - $277,023 ($167,941); stock-based payments - $Nil ($440,824) and travel and accommodation- $19,537 ($41,213).

Project Schedule

Drilling on Nuevo Milenio was completed in September 2011.

Following review and interpretation of the data obtained from the recently completed 20,292 metre drill program in combination with the historical exploration data, the Company will determine the next appropriate step in the exploration of Nuevo Milenio.

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

Kaslo Property, British Columbia

Introduction

The Kaslo Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.  In fiscal 2012, the Company wrote down the value of the Kaslo Property to $nil.

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

Proposed Exploration

No significant exploration work is proposed for fiscal 2013.

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

The Company holds an option to acquire a 100% interest in the Goldsmith property located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totaling $110,000 (paid) over six years.  The optionors will retain a 2% NSR royalty on all metals.  The Company may acquire one half of the NSR for $1,000,000 upon commencement of commercial production or earlier.  The last payment of $20,000 was paid in four installments subsequent to March 31, 2010.

The Goldsmith Property contains numerous historic, small-scale, high-grade gold workings (Lucky Jack, Bullock, Swede, Goldsmith, Gold Park, etc.) throughout a three km long belt of altered volcanic and sedimentary host rocks.  High-grade gold mineralization in the workings is found in numerous quartz veins which range from a few centimetres to five metres in width.  Also of interest on the Goldsmith Property are reported historic gold values obtained from the sulphide-altered wall rock between and adjacent to the quartz veins.

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

No significant exploration programs were carried out on the property after 1982.  l The next significant exploration work conducted was Cream’s exploration programs.

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

Proposed Exploration

No significant exploration work is proposed for fiscal 2013.  In fiscal 2012, the Company wrote down the value of the Goldsmith property from $213,524 to $0.

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

Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 ($40,000 paid) and the issuance of 400,000 shares (160,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

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

No significant exploration work is proposed for fiscal 2013.

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

The Company wrote-off the property during fiscal 2012.

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

The Company wrote-off the property during fiscal 2012.

Mr. Arthur Troup, P.Geo of Sultan Minerals Inc., is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

Capital Expenditures and write-downs

Cream’s principal capital expenditures and write-downs over the two fiscal years ended March 31, 2012, are as follows:

Year	Mineral Property Acquisitions	Equipment Acquisitions	Mineral Property Write-downs
2012	$32,687	$22,069	$440,812
2011	46,821	36,455	12,806

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31, 2012:

Year	Nuevo Milenio	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties	Casierra Property, Sierra Leone	Total

2012	$2,721,792	$39,027	$ Nil	$2,300	$ Nil	$2,763,119
2011	1,614,295	580	80,019	7,256	Nil	1,702,150
2010	245,753	941	2,815	143,038	24,510	417,057
2009	365,729	359	44,649	77,481	464,771	952,989
2008	784,250	1,199	26,665	199,229	1,352,908	2,364,251

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

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream for the years ended March 31, 2012 and 2011 and the related notes thereto.  Cream’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended March 31, 2012 and 2011.

Recent accounting pronouncements

A summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 2 (p) of the Company’s consolidated financial statements for the years ended March 31, 2012 and 2011.

A.           Operating Results

Year Ended March 31, 2012 (“fiscal 2012”), Compared to Year Ended March 31, 2011 (“fiscal 2011”)

In fiscal 2012, Cream incurred a loss of $4,883,290, a loss per common share of $0.03, compared to a loss of $4,605,246, a loss of $0.06 per common share in fiscal 2011.

Exploration costs of $2,763,119 were incurred in fiscal 2012, compared to $1,702,150 in fiscal 2011, contributing to the loss in each year.  Expenditures in fiscal 2012 by project area, with comparative figures for fiscal 2011 in parentheses are as follows:  Casierra Property, Sierra Leone - Nil ($Nil); Kaslo Silver Property, British Columbia - $39,027 ($580); Goldsmith and other properties, British Columbia - $Nil ($80,019); Manitoba Properties, Manitoba - $2,300 ($7,256) and Nuevo Milenio, Mexico - $2,721,792 ($1,614,295).

In fiscal 2011, the Company incurred and wrote-down the acquisition costs (this being a one year renewal of its Kalso Silver Property by $12,806, to a nominal carrying value of $1, and in fiscal 2012, wrote down the property to $Nil).

Total expenses other than exploration costs and write-down of exploration and evaluation assets totaled $1,720,277 in fiscal 2012, compared to $2,907,436 in fiscal 2011.  Significant differences between the levels of expenditures in the two fiscal years include a significant increase in legal and other fees relating to the Company’s responses to the unsolicited take-over bid, and the initial and amended offers from Endeavour in fiscal 2011.  These take-over defense costs totaled $Nil in fiscal 2012, compared to $524,212 in fiscal 2011.  This included a $150,000 settlement fee paid to Minco.  The increase in expenditures from the prior year is also due to the following:  foreign exchange loss decreased from $14,438 in fiscal 2011 to a loss of $12,638 in fiscal 2012; shareholder communications increased from $297,859 in fiscal 2011 to $496,437 in fiscal 2012; share-based payments decreased from $1,339,990 in fiscal 2011 to $480,229 in fiscal 2012 due to 2,300,000 stock options being granted during the year (6,575,000 in 2011); and salaries and benefits increased from $381,433 to $453,463 from fiscal 2011 to fiscal 2012.

Cream conducted most of its exploration activities in Mexico and in Canada in fiscal 2012, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $12,638 in fiscal 2012, compared to a foreign exchange gain of $14,438 in fiscal 2011.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Consulting fees of $22,500 (2011 - $30,000) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs decreased from $169,200 in fiscal 2011 to $155,691 in fiscal 2012.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have increased from $381,433 in fiscal 2011 to $453,000, in fiscal 2012.  Salaries in fiscal 2011 include a bonus paid to the president of the Company that was related to the previous two years.

Shareholder communications have increased from $297,859 in fiscal 2011 to $496,437 in fiscal 2012.  The increase includes services of Robert Paul and other external investor relations consultants.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications make up the balance of costs.

B.           Liquidity and Capital Resources

Financial Conditions for year ended March 31, 2012

The Company’s major source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

There is no assurance that the Company will be successful with any financing ventures.  Please refer to Item 3 – Key Information – section D - Risk Factors in this document.

At March 31, 2012, the Company had working capital of $308,778, defined as current assets less current liabilities, compared with working capital of $4,433,482 at March 31, 2011.  The Company’s consolidated financial statements were prepared using IFRS applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below.  When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills.  There have been no investments in commercial paper.  Where the initial term of the guaranteed investment certificate is greater than 90 days, it is recorded as a short-term investment.

Operations for the year ended March 31, 2012, have been funded primarily from private placement financings.

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

Investing Activities

As at March 31, 2012, Cream has capitalized $97,080 (2011 - $483,605) representing costs associated with the acquisition of its mineral property interests Manitoba.

Capital Resources

At March 31, 2012, Cream’s working capital, defined as current assets less current liabilities, was $308,778 compared to a working capital of $4,433,482 at March 31, 2011.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  At the date of this Annual Report, the Company has sufficient working capital to meet its obligations in the ordinary course for approximately 6 months.  This does not include continuation of drilling at Nuevo Milenio.

At March 31, 2012, the Company had 152,642,916 common shares issued and outstanding.

Additional financing will be required in fiscal 2012 to advance Nuevo Milenio.  Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

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

During the year ended March 31, 2011, the Company granted a total of 6,575,000 incentive stock options to directors, officers, employees and consultants of the Company exercisable over a five year period expiring March 4, 2016 valued at a price of $0.38 per share using the Black-Scholes valuation model, in accordance with the Company’s 10% rolling stock option plan.

Financing Activities

Further financing will be required to advance Nuevo Milenio and for general and administrative costs.  This could involve joint venture, equity financing, sale of assets, or other forms of financing.

Going Concern

At March 31, 2012, the Company has a working capital surplus.  However, it is anticipated that additional financing will be required by Q3 2012.

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

Plans for Fiscal 2013

The Company continues to focus on Nuevo Milenio.  Following the review, analysis and interpretation of data acquired from the recently completed 20,292 metre diamond drill program as well as historical data, the Company will design and implement an exploration program for 2013.

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

Contractual Obligations in 2012

See Item 5 (f) for a table of contractual obligations at March 31, 2012.

Trend information

As a natural resource exploration company, Cream’s activities can be cyclical as metal prices have traditionally been cyclical in nature.  Recent price trends for gold and silver have exhibited volatility.

The information is drawn from the summary silver market research conducted by The Silver Institute in conjunction with GFMS Limited who publish their findings in an annual report of worldwide silver supply and demand trends available at www.silverinstitute.org, the World Silver Survey 2012, ThomsonReutersGFMS and the Gold Survey 2012 ThomsonReutersGFMS. These annual surveys also include  current information on prices and leasing rates, mine production, investment and fabrication.  While the following is believed to be reliable the Company has not and is not in a position to independently verify any such information.

Sources: Thomson Reuters GFMS World Silver Survey 2012
Thomson Reuters GFMS Gold Survey 2012
The Silver Institute

See the Risk Factors section for average, high and low gold and silver prices to the date of the filing of this Annual Report on Form 20-F.

Silver

Demand

In 2011, total fabrication demand fell by approximately by 13.5 Moz to 876.60 Moz. Industrial applications fell by 2.7% to 486.5 Moz, the majority of the decrease occurring in the fourth quarter. This drop offset a sharp increase in the first half of 2011. The fourth quarter contraction in industrial applications appears to be end users cutting orders in response to ongoing financial difficulties in the Eurozone and the possibility of slower global economic growth in 2012. In addition high prices encouraged reduced usage and substitution in all areas of industrial employment where possible. It should be noted that in many applications other metals cannot be substituted for silver. With the exception of China all major markets saw a drop in off take in 2011. Jewelry demand dropped by 4.5% to 159.8 Moz. mostly due to a drop in consumption and inventory reductions in the majority of Western markets. Silverware off take dropped by 10% to 46.0 Moz. due to lower demand in India in response to higher prices and a continuation of the year over year decline in Western markets. Photographic demand fell again, the rate of decline being 8%. Photographic demand share of total fabrication demand continued its decline in 2011, a trend that has been in place since 1990. Silver-related demand in the medical sector (the largest portion of photographic demand) recorded a modest fall while demand for silver in film fell by 25% as the move to digital cameras continues.

Supply

Total silver supply in 2011 fell by 34.1 Moz. to 1,040.6 Moz. Mine production increased for the ninth year in a row, growing by 1.4% in 2011 to 761.6 Moz. Mine output from silver producers fell, mostly as a result of lower processed grades in combination with one time production losses at some of the world’s largest silver mines. Production from the lead/zinc and gold sectors increased primarily through a ramp up at Penasquito and growth at silver rich gold mines. Primary silver total cash costs rose by 33% year over year to $USD7.25/oz. in response to higher labour costs and falling processed grades. This was in spite of an increase in by-product credit prices. Silver producers engaged in net hedging in 2011. In total producer hedges added 10.7 Moz of supply to the market. The hedging activity was concentrated in the first half of the year as producers sought to take advantage of high prices. At year end 2011 silver hedges on balance were comprised of downside price protection. The hedge structures were dominated by put sales with strike prices in the $USD20.00 to $USD25.00 range and writing of calls at strike prices significantly higher than the spot market price.

Scrap supply rose for the second year in a row by 12% to a new high of 256.7 Moz in 2011. Significant increases in industrial recycling and increases in scrapping of jewelry and silverware in response to much higher silver prices accounted for the increases in scrap supply. The largest gains were seen in the US and Europe. Government sales fell by an unprecedented 74% mainly due to a sharp drop in Russian sales. Sales by Russia fell by approximately 90%. At the end of 2011 total government stocks were estimated to be 97 Moz.

Silver investment demand defined in terms of ounces fell marginally in 2011 though the dollar value remained the same for 2010 over 2011 due to an increase in the average price. Silver ETF holdings fell by 24.2 Moz in 2011. Net investor long positions in COMEX Silver futures contracts fell to 38k contracts in 2011 from 53k contracts in 2010. Purchases of coins and medals increased by some 18 Moz in 2011 to almost 120 Moz. Purchases of silver bars pushed holdings of coins, medals and bars to slightly in excess of 210 Moz in 2011.

The Silver Market

Fabrication demand combined with investment demand versus annual total mine production are the primary drivers of silver prices.  Beginning in 2005 silver mine production and scrap supply began to exceed silver demand as a function of fabrication. The gap has widened every year since then. The excess supply has been absorbed by increased investment in silver through coins, medals, bars and ETF’s.  The expected growth in employment of silver in a variety of uses including but not limited to electronics, technology, medical applications, solar power and water purification should help underpin demand suggesting strong market fundamentals. Silvers role as an investment vehicle can induce significant changes in the price of silver as investors move from net buyers to net sellers and back.

Gold

Demand

Global gold fabrication fell in 2011 over 2010 by 0.9% or 24 tonnes to 2,759 tonnes. Jewelry manufacturing fell in 2011 by 2.2% to 1,973 tonnes. Demand from China increased significantly, the only market to experience an increase. Excluding increased jewelry demand from China global demand fell by 7%. Global industrial off take fell by 3% mostly attributable to stagnating demand in the industrialized world and price driven substitution by copper. Official coin minting increased by 15%. Official sector purchases increased in 2011 over 2010 from just over 200 tonnes to in excess of 400 tonnes.

Gold investment dropped 10% in 2011 to 1,605 tonnes, however this is still well above historical standards, and its share of total gold demand being 36%. In value terms investment achieved a significant increase to an all-time high of approximately $USD 81 billion. The primary drivers of this trend, which has been in place for several years was the continuation of very low interest rates in the developed world, fear of increasing long-term inflation, and in certain emerging markets negative real interest rates combined with limited investment alternatives to gold and a strong desire to own gold as a store of wealth. The majority of investment was accounted for by physical investment. Combined demand for bars and coins rose 30% to a new record of 1,543 tonnes. Gold ETF holdings increased is 2011 by 162 tonnes over 2010 investment. Net investor long positions in COMEX Gold futures contracts fell to 219 thousand contracts in 2011 from 263 thousand  contracts in 2010. Combined demand for bars and coins rose 30% to a new record of 1,543 tonnes with holdings of bars being approximately 1,200 tonnes.

Supply

Global mine production increased by 2.8%, or 78 tonnes marking the third year of growth and a successive second year of all-time highs. The majority of the increase in mine production came from mine start up or ramp-up of new operations. This source of supply accounted for 47 tonnes of the 78 tonnes of total supply increase. The largest regional source of growth was Africa which contributed 51 tonnes to the growth. Annual average cash costs increased by 15% to $USD 643 per ounce due to increased operating costs and a decline in average mill head grades. The total cost of producing an ounce of gold rose by 22% in 2011 to $USD 1,044 per ounce. At the end of 2011 above ground stock stood at 171,300 tonnes being comprised of 50% jewelry, 12% other, principally industrial fabrication, 19% private investment, 17% official holdings and 2% unaccounted for. 2011 saw the first year of net hedging by producers in over a decade, the total hedged being six tonnes. Since 2000 supply from scrap, hedging and official sales has been relatively flat, a significant change from the dramatic increases from 1987 to 1999.

The Gold Market

Fabrication demand combined with investment demand versus annual total mine production are the primary drivers of gold prices.  Beginning in the mid 2000’s gold mine production and scrap supply began to exceed gold demand based on fabrication. The excess supply has been absorbed by increased investment in gold through coins, medals, bars and ETF’s. Gold’s role as an investment vehicle can induce significant changes in the price of gold as investors move from net buyers to net sellers and back.

Cream Minerals

As a natural resource company, Cream’s activities are cyclical as metal prices have been cyclical in nature. Historically Cream has strategically focused its exploration activities on potential silver and gold prospects. Beginning in 2004 prices for both gold and silver began a sustained increase in price that has largely persisted through fiscal 2011. During this time the funds available to finance junior mining companies has grown dramatically as has the number of junior resource exploration companies. However, during the period from 2004 and in particular from the 2008 financial crisis onward the availability of financing has been periodic. The factors cited above have acted to restrict the availability of funding at certain times.

Cream’s Management and Board of Directors are not financial or commodity analysts and therefore cannot and should not forecast prices for silver and gold. Management and the Directors do monitor silver and gold industry trends, specifically demand supply data and believe that the silver and gold markets should continue to experience positive fundamentals. As such Cream will continue to advance its silver-gold properties, subject to available funds.

B.           Off-statement of financial position arrangements

The Company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

C.           Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2012:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total
Blueberry Property option	20,000	20,000	20,000	20,000	--	--	100,000

(1)	Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Cream’s rights to a particular property.

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Mr. Michael O’Connor was appointed President and Chief Executive Officer on October 2, 2008, and  Ms. Angela Yap was appointed Chief Financial Officer on May 30, 2011.  Ms. Shannon Ross resigned as Chief Financial Officer on May 30, 2011.  Mr. Christopher Hebb, Mr. Ronald Lang and Mr. Dwayne Melrose were appointed directors on June 23, 2011.  Mr. Frank Lang resigned as a director of the Company on June 23, 2011.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 29, 2012	Principal Business Activities Outside the Company
Christopher H. Hebb Chairman	None	245,000	President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company.
Michael O’Connor President and Chief Executive Officer	None	630,000	None
Angela Yap CFO	None	35,000	Chief Financial Officer of Quorum Management and Administrative Services Inc.
Ferdinand Holcapek Director and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	None	3,450,937	Director General and Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. since 2000
Robin H. Merrifield Director	Acrex Ventures Ltd Sultan Minerals Inc. Riverstone Resources Inc.	Nil	Executive Vice President Uranium One Inc.; Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry
Sargent H. Berner Director	Aurizon Mines Ltd., Emgold Mining Corporation, ValGold Resources Ltd., Sultan Minerals Ltd., Enterprise Energy Resources Ltd., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd., Thor Explorations Ltd.	298,500	Chairman, Emgold Mining Corporation; President, Kent Avenue Consulting Ltd.
Gerald Feldman Director	Brownstone Energy Inc. Mega Uranium Ltd.	Nil	CFO of Pinetree Capital Ltd., Mega Uranium Ltd., Brownstone Energy Inc., and a partner in DNTW Chartered Accountants LLP
Ronald Lang Director	None	2,055,081	Businessman and consultant to companies in the junior resource sector
Dwayne Melrose Director		Nil	Director, President, Chief Executive, Officer and Director of Riverstone Resources Inc.

(1)	Subsequent to July 29, 2012,

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

Angela Yap was appointed CFO on May 30, 2011.  Ms. Yap brings over fourteen years of accounting and financial management experience.  She began her career at KPMG in the resource group auditing mining and forestry companies, and then transferred to KPMG’s tax group.  In 2003 Ms. Yap moved to private industry and has held successively senior positions, most recently as Director of Corporate Accounting with the Anthem Properties Group.  Ms. Yap holds a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant.

Ferdinand Holcapek is a geologist, and has been the Sole Administrator and Director General of Cream Minerals de Mexico, S.A. de C.V. since its incorporation in 1999.  From 1996 to 2001 he was the Sole Administrator and Director General of Valerie Gold de Mexico, S.A. de C.V.

Robin Merrifield is a chartered accountant with substantial international experience, gained in Canada, USA, Southern Africa and five Central Asian countries. Subsequent to his obtaining his professional designation at Deloittes in Cape Town, South Africa, he became the local group financial manager of a large UK shipping and industrial group. He has worked in the mining industry for more than 30 years where he has held a variety of executive financial positions. His corporate and operational experience, with both precious and base metals, was gained with the Anglo American group, Cameco, Uranium One, Centerra's predecessor company and other Canadian public companies. He is a Director of a number of junior exploration mining companies, and was previously an Executive Vice President of Uranium One, having also recently served as its CFO for four years.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practiced corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006.  He provides consulting services to the Company through his company; Kent Avenue Consulting Ltd. Mr. Berner is a Director of several junior mineral exploration companies.

Gerald Feldman is a director of the Company.  Mr. Feldman is a Chartered Accountant and is the Vice-President of Corporate Development of Pinetree Capital Ltd. and the CFO of each of Pinetree Capital Ltd., Brownstone Ventures Inc. and Mega Uranium Ltd.

Ronald Lang is a director of the Company.  Mr. Lang is a businessman and consultant with over twenty years' experience working with companies in the junior resource sector.

Mr. Melrose is a graduate of the University of Waterloo, Ontario and has over 30 years' experience as an exploration and mine geologist. He has been involved in all aspects of exploration from grass roots to the mine definition/feasibility stage and open pit mine geology. Mr. Melrose has worked globally with Cameco/Centerra's Gold companies' exploration departments spending over two decades in Canada, the USA, and Kazakhstan. He also served as Exploration Manager at the Kumtor Gold Mine in the Kyrgyz Republic where he was directly responsible for the discovery of the high grade SB Zone, significantly increasing the reserves and resources of the Kumtor Mine and extending its life of mine. Mr. Melrose served VP, Exploration, Minco Silver Corporation, where his responsibilities included managing the exploration program which increased and defined 157 million ounces of silver at the Fuwan project. Mr. Melrose then advanced Fuwan through the initial Preliminary Economic assessment stage to the completion of a successful and positive Feasibility Study. In addition Mr. Melrose also served as VP Exploration for Minco Gold Corporation, adding 1 million ounces to the resources (all categories) of the Changkeng gold property by December 31, 2008. Currently Mr. Melrose serves as the President, CEO and Director of Riverstone Resources Inc.

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

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended March 31, 2012;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended March 31, 2012;

(c)
Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2012.

The Company had three NEOs during the year.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2012.

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

Option-Based Awards

The Board of Directors of the Company implemented a stock option plan, as amended (the “Plan”), effective June 23, 2011, which was approved by the TSX Venture Exchange and the shareholders of the Company on November 17, 2011, at the Company’s Annual General Meeting on that date.  The number of shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under the TSX Venture Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

In accordance with good corporate governance practices and as recommended by Canadian National Policy 51-201 Disclosure Standards, the Company imposes black-out periods restricting the trading of its securities by directors, officers, employees and consultants during periods surrounding the release of annual and interim financial statements and at other times when deemed necessary by management and the Board.  In order to ensure that Optionees are not prejudiced by the imposition of such black-out periods, the Plan includes a provision to the effect that any outstanding options with an expiry date that falls during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the black-out period.

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

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as an incentive for performance, and as an opportunity to participate in the success of Cream.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options are exercisable over periods of up to ten years as determined by the board of directors of Cream and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Cream and its subsidiaries or employees of companies providing management services to Cream or its subsidiaries.

At March 31, 2012, and at July 29, 2012, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 10% of the issued and outstanding common shares at the respective dates, or 15,264,291 and 15,534,058, respectively.  A total of 11,386,500 and 9,985,000 stock options were outstanding at March 31, 2012 and July 29, 2012, respectively.

During the year ended March 31, 2012, 2,300,000 options were granted at an average price of $0.19 per share and 100,000 options were exercised at a price of $0.12 per share.  Subsequent to March 31, 2012, no options were granted or exercised.

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended March 31, 2012, is as set out below:

					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Frank A. Lang(3) Former Chairman (retired)	2012	Nil	N/A		N/A	N/A	N/A	Nil
	2011	Nil	N/A	117,553	N/A	N/A	N/A	Nil	122,984
	2010	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Michael E. O'Connor(6) President and CEO	2012	180,000	N/A	Nil	N/A	N/A	N/A	29,743	209,743
	2011	180,000	N/A	293,882	N/A	N/A	N/A	125,631(5)	547,013
	2010	110,000(7)	N/A	Nil	N/A	N/A	N/A	5,248	115,248
Angela Yap (8) CFO and Corporate Secretary	2012	66,667	N/A	104,427	N/A	N/A	N/A	19,000	190,094
Shannon M. Ross (8) Former CFO and Corporate Secretary	2012	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2011	55,411	N/A	Nil	N/A	N/A	N/A	Nil	55,411
	2010	30,062(7)	N/A	Nil	N/A	N/A	N/A	1,234(5)	31,296

(1)	Financial years ended March 31, 20010, March 31, 2011 and March 31, 2012, respectively.
(2)
The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions:  stock price - $0.16-$0.23, exercise price - $0.16-$0.23, an option life of 5.0 years, a risk-free interest rate of 2.09-2.30% and a volatility of 104.44-113.50%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options on March 31, 2010 and 2011.

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

(5)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(6)	Mr. O'Connor was appointed President and CEO of the Company on October 7, 2008.
(7)	Represents salary paid through Quorum Management and Administrative Services Inc.
(8)	Ms. Ross resigned as CFO on May 30, 2011. Angela Yap was hired as CFO on May 30, 2011.

Cream had a management contract with Lang Mining Corporation for the services of Frank A. Lang.  Compensation was paid to Lang Mining at $10,000 per month up to December 31, 2008.  All monies owing to Lang Mining Corporation including accrued and unpaid interest was paid before the end of fiscal 2011.

In the year ended March 31, 2012, $565,319 (2011 - $529,434; 2010 - $405,026) in management, administrative, geological and other services have been provided by Quorum on a cost recovery basis to the various entities currently sharing certain personnel costs, office space, and overhead with the Company.  The Company has a 1/3 interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  At March 31, 2012, the Company had a receivable from Quorum of 189,963 (2011 - $23,925 receivable).

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2012, for each NEO:

	Option-based Awards				Share-based Awards(3)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(2) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Frank A. Lang(1)	270,000	0.50	April 16, 2012	Nil	N/A	N/A
	100,000	0.12	February 12, 2014	12,000	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Michael E. O'Connor	1,000,000	0.12	February 12, 2014	120,000	N/A	N/A
	1,000,000	0.38	March 4, 2016	Nil	N/A	N/A
Angela Yap	600,000	0.22	June 1, 2016	12,000	N/A	N/A
Shannon M. Ross(3)	Nil		N/A	N/A	N/A	N/A

(1)	Mr. Lang resigned from the Board on June 23, 2011 and will not stand for re-election at the Meeting.
(2)
This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2012, the end of the most recently completed financial year, which was $0.24, and the exercise price of the options.

(3)	Ms. Ross resigned as CFO on May 30, 2011.
(4)	The Company does not have incentive plan awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2012, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Frank A. Lang	Nil(2)	N/A	N/A
Michael E. O’Connor	Nil (2)	N/A	N/A
Angela Yap	104,427(2)	N/A	N/A
Shannon M. Ross	NIL(2)	N/A	N/A
Notes:
(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Discussion

The Company accounts for stock options issued to employees at the fair value determined on the grant date using the Black-Scholes option pricing model.  The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period.  When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured.  These payments are recorded at the date the goods and services are received.

Warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model.  If and when the stock options or warrants are ultimately exercised, the applicable amounts of their fair values in the reserves account are transferred to share capital.

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

Director Compensation

On June 23, 2011 the Board of Directors approved a resolution to compensate all Directors of the Company, with the exception of two non-independent directors, Mr. O’Connor and Mr. Holcapek, as follows:

Chairman and Chair of the Audit Committee	$15,000 per year
Other Directors	$10,000 per year
Attendance at directors meetings	$250 per meeting

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ferdinand Holcapek	$Nil	$Nil	$Nil	$Nil	$Nil	$120,000	$120,000
Robin Merrifield	$12,250	$Nil	$Nil	$Nil	$Nil	$Nil	$12,250
Sargent H. Berner (1)	$8,500	$Nil	$Nil	$Nil	$Nil	$22,500	$31,000
Gerald Feldman	$8,500	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil
Hebb, Christopher	$12,250	$Nil	$50,174	$Nil	$Nil	$Nil	$62,424
Melrose, Dwayne	$8,500	$Nil	$50,174	$Nil	$Nil	$Nil	$58,674
Lang, Ronald	$8,500	$Nil	$50,174	$Nil	$Nil	$Nil	$58,674

Notes:

(1) Consulting fees were paid or are accrued, indirectly to Kent Avenue Consulting Ltd., a private company.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2012, for each director, excluding two directors whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Ferdinand Holcapek	175,000	0.50	April 18, 2012	12,000	N/A	N/A
	100,000	0.12	February 12, 2014
	800,000	0.38	March 4, 2016
Robin Merrifield	75,000	0.50	April 16, 2012	12,000	N/A	N/A
	100,000	0.12	February 12, 2014
	400,000	0.38	March 4, 2016
Sargent H. Berner	160,000	0.50	April 16, 2012	12,000	N/A	N/A
	100,000	0.12	February 12, 2014
	400,000	0.38	March 4, 2016
Gerald M. Feldman	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Hebb, Christopher	400,000	0.16	June 23, 2016	32,000	N/A	N/A
Melrose, Dwayne	400,000	0.16	June 23, 2016	32,000	N/A	N/A
Lang, Ronald	400,000	0.16	June 23, 2016	32,000	N/A	N/A

(1)
This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2012, the end of the most recently completed financial year, which was $0.24, and the exercise price of the options.

(2)	The Company does not have incentive plan awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2012, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2)(3) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Ferdinand Holcapek	$Nil	N/A	N/A
Robin Merrifield	$Nil	N/A	N/A
Sargent H. Berner	$Nil	N/A	N/A
Gerald M. Feldman	$Nil	N/A	N/A
Christopher Hebb	$50,174	N/A	N/A
Dwayne L. Melrose	$50,174	N/A	N/A
Ronald Lang	$50,174	N/A	N/A

(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	11,386,500	$0.32	3,877,791
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	11,386,500	$0.32	3,877,791

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2012.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.	BOARD PRACTICES

All directors of Cream at July 29, 2011 were elected at the November 17, 2011 annual general meeting for a term of office expiring at the next annual general meeting of Cream.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “independent” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest to the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “independent” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  The Board currently consists of eight directors, six of whom are independent based upon the tests for independence set forth in Canadian National Instrument 52-110.  Robin M. Merrifield, Sargent H. Berner, Gerald M. Feldman, Ronald Lang, Christopher Hebb and Dwayne Melrose are independent.  Michael E. O'Connor is not independent as he is the President and CEO of the Company.  Ferdinand Holcapek is not independent as he receives consulting fees from the Company and is the Sole Administrator and Director General of the Company's wholly-owned subsidiary.  Sargent Berner currently receives consulting fees for services through a private company, Kent Avenue Consulting Ltd.

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

There are no director’s services contracts with the Company providing for benefits upon termination of employment except for benefits to Mr. O’Connor as set out under “Termination and Change of Control Benefits” above.  Cream and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control.  There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.  Other than as disclosed in related party transactions, fees payable to Directors as disclosed above under "Director Compensation", and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office  and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
Christopher H. Hebb	Chairman Director	Since June 23, 2011 Since June 23, 2011
Michael E. O’Connor	President Chief Executive Officer Director	Since October 2, 2008 Since October 2, 2008 Since October 2, 2008
Angela Yap	Chief Financial Officer Corporate Secretary	Since May 30, 2011 Since February 24, 2012
Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	Since October 10, 2001 Since December 1999
Robin Merrifield	Director Chair, Audit Committee	Since September 21, 2004 Since September 21, 2004
Sargent H. Berner	Director Chair – Corporate Governance & Compensation Committee	Since January 23, 1996 Since January 23, 1996
Gerald Feldman	Director	Since December 21, 2010
Ronald Lang	Director	Since June 23, 2011 1989 to 2005
Dwayne Melrose	Director	Since June 23, 2011
Frank A. Lang	Non-Executive Chairman President & Chief Executive Officer Director	October 2, 2008 to June 23, 2011 October 12, 1966 to October 2, 2008 September 25, 2002 to October 2, 2008 October 12, 1966 to June 23, 2011
C. Douglas Lang	Director	May 30, 2006 to November 9, 2010
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 to October 23, 2009 September 25, 1997 to November 8, 2010
Shannon M. Ross	Chief Financial Officer & Corporate Secretary	January 31, 2000 to May 30, 2011

Audit Committee

Robin Merrifield, Gerald Feldman, and Christopher Hebb are the current members of Cream’s audit committee.  The audit committee is appointed annually by the directors of Cream at the first meeting of the board held after Cream’s annual general meeting.  Its primary function is to review the financial statements of Cream before they are submitted to the board for approval.  The audit committee is also available to assist the board if required with matters relating to the appointment of Cream’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Messrs. Feldman, Berner and Merrifield.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board, and senior executives and making recommendations as to their compensation.

D.	EMPLOYEES

At March 31, 2012, Cream had one employee, Michael O’Connor, the President and CEO, in its head office and otherwise contracts staff on an as-needed basis.  Cream’s functions are primarily administered through Quorum (see Item 7) .Ms. Angela Yap is the CFO of Cream and Quorum, but is an employee of Quorum only.   Quorum charges Cream for Ms. Yap’s services.  Cream Minerals de Mexico, S.A. de C.V., Cream’s subsidiary in Mexico has less than five employees and Mr. Holcapek is engaged as a consultant.

E.	SHARE OWNERSHIP

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at March 31, 2012, all stock options held by the directors and members of senior management of the Company, including the number of common shares issuable upon the valid exercise of the options, the exercise price and expiration date of the options.

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of Cream and Subsidiaries
Chris Hebb Non-Executive Chairman	400,000	Common	0.16	June 23, 2016
Frank A. Lang Former Non-Executive Chairman	270,000 100,000 400,000	Common Common Common	0.50 0.12 0.38	April 16, 2012 February 12, 2014 March 4, 2016
	770,000
Michael E. O’Connor President and Chief Executive Officer	1,000,000 1,000,000	Common Common	0.12 0.38	February 12, 2014 March 4, 2016
	2,000,000
Angela Yap Chief Financial Officer	600,000	Common	0.22	June 1, 2016

Robin Merrifield Director	75,000 100,000 400,000	Common Common Common	0.50 0.12 0.38	April 16, 2012 February 12, 2014 March 4, 2016
	575,000
Sargent H. Berner Director	160,000 100,000 400,000	Common Common Common	0.50 0.12 0.38	April 16, 2012 February 12, 2014 March 4, 2016
	660,000
Gerald Feldman Director	400,000	Common	0.38	March 4, 2016
Ron Lang Director	400,000	Common	0.16	June 23, 2016
Dwayne Melrose Director	400,000	Common	0.16	June 23, 2016
Total Directors/Officers (9 persons)
Total Employees/Consultants (persons)		Common	$0.12 to $0.50	April 16, 2012 to June 23, 2016
Total Directors/Officers/ Employees/ Consultants (21 persons)

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Company is a publicly traded corporation, incorporated in the province of British Columbia, the registered shareholders of which include residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.

To the knowledge of the directors and executive officers of the Company as at July 29, 2012, there are no holders of 5% or more of the common shares of Cream, except as set out below:

Name of Shareholder	Number of Shares held, directly and indirectly, at July 29, 2012	% of Issued and Outstanding Shares at July 29, 2012
Sprott Asset Management	24,500,000	15.77%
Pinetree Capital Ltd.	23,772,500	15.30%
Frank A. Lang	26,582,617	17.11%

The above information was obtained from Targeted Inc.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Cream’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of July 29, 2012 Cream had authorized an unlimited number of common shares without par value of which 155,340,582 were issued and outstanding.

As of July 29, 2011, there were 269 registered shareholders of record holding a total of 155,340,582 common shares of Cream.  To the best of Cream’s knowledge there were 81 registered shareholders of record with registered addresses in Canada, 182 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 153,593,563 (98.88%), 1,644,533(1.06%) and 102,486 (0.07%) of the outstanding common shares, respectively.  Shares registered in the name of intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.           Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2012, except as noted below.

Commencing August 1, 2001, management, administrative, geological and other services have been provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 1/3 interest in Quorum and is using the equity method to account for its investment.  Three months of working capital is required to be on deposit with Quorum under the terms of the services agreement.  All transactions are conducted in an arms-length manner.  During the years ended March 31, 2012, 2011, and 2010, $565,319, $529,434, and $405,026 were paid to Quorum, respectively.  These totals include salaries and benefits and full cost recoveries for rent and other administrative costs.

Consulting fees of $22,500 (2011 - $30,000; 2010 - $30,000) were paid or are payable to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, for consulting services during the year.  These amounts were paid to Quorum which then paid Kent Avenue Consulting Ltd. as a function of the management and administrative services provided to the Company by Quorum.

Fees were paid to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, for administrative and geological services, for a total of $120,000 (2011 –$141,838; 2010 - $52,299).

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), each being companies with directors and management in common with the Company.  The Company also holds interests in the Stephens Lake Property (Trout Lake Claims) jointly with Sultan and ValGold.  The marketable securities held by the Company were sold in fiscal 2012.

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

C.           Interests of Experts and Counsel

Not applicable.

ITEM 8.               FINANCIAL INFORMATION

A.           Consolidated Statements and Other Financial Information

See “Item 17 - Financial Statements”.  The consolidated financial statements as required are found at Exhibit F-1 to this Annual Report.  The audit report of Morgan & Company, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

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

The tables below list the high and low prices for common shares of the Company on the TSX Venture Exchange and the OTCBB for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report (July 29, 2012):

TSX Venture Exchange: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2012 (to July 29, 2012)	0.285	0.085
2011	0.48	0.14
2010	0.27	0.05
2009	0.14	0.06
2008	0.47	0.05
2007	1.38	0.34

TSX Venture Exchange: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2012
First Quarter	0.29	0.22
Second Quarter	0.25	0.09
Third Quarter (to July 29, 2012)	0.12	0.085

Calendar 2011
First Quarter	0.48	0.20
Second Quarter	0.37	0.14
Third Quarter	0.24	0.14
Fourth Quarter	0.30	0.15

Calendar 2010
First Quarter	0.11	0.08
Second Quarter	0.11	0.06
Third Quarter	0.13	0.05
Fourth Quarter	0.27	0.11

Month ended
July 29, 2012	0.24	0.16
June 30, 2012	0.24	0.13
May 31, 2012	0.29	0.17
April 30, 2012	0.38	0.24
March 31, 2012	0.48	0.30
February 28, 2012	0.38	0.22
January 31, 2012	0.29	0.15

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on July 29, 2012, was Cdn$0.095, Cdn$0.09 and Cdn$0.095 respectively.  The Company’s common stock is issued in registered form.

OTCBB: CRMXF – Trading in US Dollars
	High	Low
	($)	($)
Annual
2012 (to July 29, 2012)	0.28	0.085
2011	0.46	0.14
2010	0.27	0.05
2009	0.25	0.02
2008	0.51	0.02
2007	1.38	0.30

OTCBB: CRMXF – Trading in US Dollars
	High	Low
	($)	($)
Calendar 2011
First Quarter	0.46	0.20
Second Quarter	0.39	0.13
Third Quarter (to Sept 29, 2011)	0.26	0.15

Calendar 2010
First Quarter	0.11	0.06
Second Quarter	0.11	0.08
Third Quarter	0.14	0.05
Fourth Quarter	0.27	0.08

Month ended
July 29, 2012	0.25	0.16
June 30, 2012	0.25	0.13
May 31, 2012	0.30	0.17
April 30, 2012	0.39	0.25
March 31, 2012	0.46	0.29
February 28, 2012	0.39	0.22
January 31, 2012	0.30	0.20

The high, low and closing price of the Company’s common stock on the OTCBB on July 29, 2012, was Cdn$0.10, Cdn$0.10 and Cdn$0.10 respectively.  The Company’s common stock is issued in registered form.

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

Shareholder Rights Plan

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

Background to the Rights Plan Agreement

The Rights Plan Agreement is designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company's common shares with the best opportunity to realize the maximum sale price for their common shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The directors need time in order to have any real ability to consider these alternatives.

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

A copy of the Shareholder Rights Plan dated May 24, 2011 is attached as an exhibit to this Annual Report.

B.	Notice of Articles

Cream’s original corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412.  A copy of the Articles of Association and Memorandum then in effect were filed as an exhibit with Cream’s initial registration statement on Form 20-F.  In 2004 the Company's existing Memorandum was replaced by a Notice of Articles.  Subsequent amendments to the Company's Articles have been also filed as exhibits subsequent to the initial registration statement.  On June 23, 2011 Cream adopted new Articles of Association, and these Articles are attached as an exhibit to this Annual Report.

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

Directors’ borrowing powers are not generally restricted where the borrowing is in Cream’s best interests.  Directors need not own any shares of Cream in order to qualify as directors.

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

A director or senior office who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, is required under the BCA to disclose the nature and extent of the conflict as required by the Business Corporations Act, and may be counted for the purpose of quorum requirements is required to abstain from voting on any directors' resolution to approve a contract or transaction in which he has a disclosable interest.

The new form of articles adopted by the Company in June 2011 ("Articles") update some of the terminology therein as well as incorporating some of the more flexible provisions of the BCBCA.  The major changes from the existing Articles are:  1. certain changes to the Notice of Articles, Articles and share structure may be able to be made by directors' resolution or ordinary resolution of the Company's shareholders, in each case as determined by the directors. A more detailed description of this changes is provided below; 2. the directors may, by directors' resolution, approve a change of name of the Company without the necessity for shareholder approval; 3. shareholder meetings may be held by electronic means; 4. the quorum for shareholder meetings is changed from two shareholders or proxyholders present to one shareholder present in person or represented by proxy; 5. shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia; and 6. the Chairman of a directors' meeting does not have a casting vote, in the event of an equality of votes.

Cream is subject to the policies of the TSX Venture Exchange (the “Exchange”) and compliance with Exchange policy may supersede powers granted to the Board pursuant to the Articles.

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 155,340,582 are outstanding as of July 29, 2012.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and Cream’s Articles relating to the common shares may be summarized as follows:

Capital increases and Other Changes

The Company may alter its Notice of Articles, Articles and share structure in the following manner: 1. by directors' resolution or ordinary resolution of the shareholders of the Company, in each case as determined by the directors, (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares; (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares; (c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or, if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (d) change all or any of its unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value; (e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued; (f) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors' powers, control or authority; and (h) alter the identifying name of any of its shares. 2. if the BCBCA does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution of the shareholders otherwise alter its shares or authorized share structure and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

Certain changes such as amalgamations, re-domiciling may also give rise to rights of dissent and appraised (the right subject to meeting certain conditions, to be paid the “fair value” determined in accordance with the BCA for their shares in cash if the matter is proceeded with).

Shares Fully Paid

All Cream shares must, when issued be fully paid for in cash, property or services.  The common shares, when validly issued are non-assessable and not subject to further calls for payment.

Redemption

Cream has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights under the Articles of the Company which provide a right to existing shareholders to participate in offerings of Cream’s securities.

Liquidation

All common shares of Cream are entitled to participate ratably in, if any, available for distribution assets in the event of a winding up or other liquidation of the Company.

No Limitation on Foreign Ownership

There are no limitations under Cream’s Articles or in the BCA on persons who are not citizens of Canada holding or exercising their voting rights as holders of common shares.  (See also “Exchange Controls”)

Dividends

Dividends may be declared by the Board out of available assets and are paid ratably to holders of common shares.  No dividend may be paid if Cream is, or would thereby become, insolvent.

Voting Rights

Each Cream share is entitled to one vote on matters on which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes.  There are no cumulative voting rights applicable to Cream.

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of Cream but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Cream will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  Under British Columbia securities legislation and policies Cream is required to conduct advanced searches to facilitate delivery of meeting materials and proxy to beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year, unusual matters or related party transactions.  Cream must hold determination general meeting of shareholders within 15 months of the previous annual shareholders’ meeting.  A quorum for a shareholders’ meeting is one shareholder present in person or by proxy.

Change in Control

Other then as disclosed under Item 6.B "Termination and Change of Control Benefits”, Cream does not have any agreements which are triggered by a take-over or other change of control, except that a takeover or change of  control may result in the vesting of stock options previously granted.  There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in Cream’s material agreements giving special rights to any person on a change of control.

Effective May 24, 2011, the Board of Cream adopted a Shareholder Rights Plan (the "Rights Plan").  The Rights Plan has been implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of May 24, 2011 between the Company and Computershare Investor Services Inc., as rights agent.  The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company. For more information on the Shareholder Rights Plan please see section A, Share Capital.

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

Securities Act (British Columbia)

This statute applies to Cream and governs matters typically pertaining to public securities such as continuous disclosure, quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling maters.

C.	Material Contracts

Other than the Shareholder Rights Plan Cream is not party to any contracts that are material to its operations, business or assets, other than those entered into in the ordinary course of business for the two years preceding the date of this document.

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

The following is a discussion of certain material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of Cream.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or non-U.S. tax consequences (see “Taxation – Material Canadian Federal Income Tax Consequences for United States Residents” above for Canadian tax consequences).  Accordingly, we strongly recommend that holders and prospective holders of common shares of Cream consult their own tax advisors about the specific U.S. federal, state, local, and non-U.S. tax consequences to them of purchasing, owning and disposing of common shares of Cream, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently in effect as of the date hereof.  Any or all of these authorities could be materially and/or adversely changed, possibly on a retroactive basis, at any time and are subject to differing interpretations.  We have not requested, and will not request, a ruling from the IRS with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and described herein.

As used herein, a “U.S. Holder” means a holder of common shares of Cream who is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust (A) that is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.  This summary does not address the tax consequences to special classes of U.S. Holders, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. expatriates, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders that own Cream common shares as capital assets, within the meaning of Section 1221 of the Code, and that own (directly and indirectly, pursuant to applicable rules of constructive ownership) less than 10% of the total combined voting power of all classes of Cream stock entitled to vote.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.  In addition, this summary does not address special rules applicable to persons holding common shares through a partnership, or other pass-through entity.  If an investor is a partner (or other owner) of a pass-through entity that acquires Cream common shares, the investor should consult its tax advisor regarding the tax consequences of acquiring, owning and disposing of Cream common shares.

Passive Foreign Investment Company Considerations

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a non-U.S. corporation if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Cream appears to have been a PFIC for the fiscal year ended March 31, 2012, and at least certain prior fiscal years.  In addition, Cream may qualify as a PFIC in future fiscal years.  Each U.S. Holders is encouraged consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder.

If Cream were a PFIC during any year and Cream owns an indirect interest in any lower-tier PFICs during such year (a “Lower-Tier PFIC”), U.S. Holders will be treated as owning directly such proportionate amount (by value) of Cream’s direct or indirect interests in the Lower-Tier PFICs.  Accordingly, a U.S. Holder will be subject to the adverse tax consequences described below with respect to any excess distributions made by such Lower-Tier PFIC, any gain on the disposition by Cream of Cream’s equity interest in such Lower-Tier PFIC treated as indirectly realized by a U.S. Holder, and any gain treated as indirectly realized by a U.S. Holder on the disposition of such U.S. Holder’s ownership of Cream common shares which may arise even if the U.S. Holder realizes an overall net loss on such disposition.  Such amount will not be reduced by Cream’s expenses or losses, but any income recognized may increase a U.S. Holder’s tax basis in Cream common shares.  Furthermore, any gain realized on the direct or indirect disposition by a U.S. Holder of an interest in a Lower-Tier PFIC will not be able to be offset by any loss realized on the direct or indirect disposition of other lower-tier PFICs.

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

The Mark-to-Market Election Alternative

A U.S. Holder that holds “marketable stock” in a PFIC may avoid the imposition of the additional tax and interest described below by making a mark-to-market election in the first year of its holding period in such PFIC’s shares. Cream’s common shares will be marketable securities if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the Exchange Act or (ii) any exchange or other market that the United States Treasury Department determines is adequate.  Cream believes that the TSX Venture Stock Exchange meets this test, and accordingly, provided that the common shares are regularly traded on the TSX Venture Stock Exchange, a U.S. Holder should be able to make a mark-to-market election with respect to the common shares if Cream is classified as a PFIC.

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

Considerations if PFIC Rules Do Not Apply

Distribution on Common Shares of Cream

Subject to the rules discussed under PFIC above, in general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Cream are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Cream has current or accumulated earnings and profits (as determined under United States federal income tax principles), without reduction for any Canadian income tax withheld from such distributions.  Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances.  Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

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

Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of Cream common shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes.  Consequently, U.S. Holders may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Cream common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

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

Under United States federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of Cream common shares should consult with their own tax advisors regarding the requirements are imposed of filing information returns. U.S. Holders should be aware that reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers that is not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. IRS guidance suspends this annual filing requirement pending the release of new forms. Filings will eventually be required with respect to any year for which the obligation is suspended.

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

H.           Subsidiary Information Cream Minerals de Mexico S.A. de C.V.

Not applicable.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.           Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2012	March 31, 2011
U.S. Dollars
Cash and cash equivalents	$146,487	$241,461
Accounts payable and accrued liabilities	(14,137)	(182,425)
Mexican Pesos
Cash and cash equivalents	8,316	36,742
Value added taxes recoverable	497,865	134,228
Accounts payable and accrued liabilities	(10,881)	(5,038)

Based on the above net exposures at March 31, 2012, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $13,235 (2011 - $5,904), in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $49,529 (2011 - $16,593) in the Company’s loss from operations.

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

Market prices for gold and silver historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, levels of worldwide production, short-term changes in supply and demand, industrial and retail demand, central bank lending, central bank sales,  investment demand and forward sales by producers and speculators.  The Company has elected not to actively manage its commodity price risk.

(b)	Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates.  The Company has no financial assets with this risk.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2012.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in short term cash GIC’s issued by a major Canadian chartered bank, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2012, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

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

The Company’s financial assets comprise cash, short-term investments, marketable securities and accounts receivable.  These financial instruments potentially subject the Company to credit risk.  The Company’s maximum exposure to credit risk as at March 31, 2012 is the carrying value of its financial assets.  The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in GIC’s issued by a major Canadian chartered bank.  Cash is held at a major Canadian Chartered Bank and the risk of default is considered to be remote.

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

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the past fiscal year, two private placements of common shares were completed that provided sufficient capital for over one year of operations, including a 20,292 metre drill program at Nuevo Milenio.

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

Exploration in fiscal 2012 was primarily conducted in Mexico, and its administrative operations are in Canada.  The Company’s operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures.  In the future, it will be necessary to do further equity or other forms of financing.  The funds are usually received in Canadian dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U.S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Exchange losses were incurred in fiscal 2012 of $12,638 on cash expenditures of $4.0 million, an amount primarily related to administrative and exploration activities in Mexico.

Interest Rate Risk and Equity Price Risk

Cream does not have any debt that is subject to interest rate change risks.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.             CONTROLS AND PROCEDURES

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making.  Investors should be aware that inherent limitations on the ability of certifying officers of an issuer to design and implement on a cost effective basis relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.  As such, the certifying officer filing this annual report does not make any representations relating to the establishment and maintenance of controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s IFRS.

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

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures and internal controls over financial report (as defined in rules adopted by the SEC) as at March 31, 2012.  Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2012.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.  Accordingly, the Company’s management, including the CEO and the CFO, does not expect that the Company’s internal control over financial reporting will prevent or detect all error and all fraud.  Also, projections of any evaluation of effectiveness to future periods and subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2012 that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16B.          CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management.  The Company’s Code of Ethics is filed as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2012, and to the date of filing of this Form 20-F.

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2012	2011
Audit fees	$57,500	$38,500
Audit-related fee (1)	2,500	Nil
Tax fees	Nil	Nil
All other fees (2)	1,190	720
Total fees	$60,690	$39,220

(1) “Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.
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

During the year ended March 31, 2012, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.          PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by the issuer and affiliated purchasers.

ITEM 16F.          CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.          CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required under Item 17 are attached as Exhibit F-1 to this Annual Report and are incorporated by reference herein.  The audit report of Morgan & Company, independent Chartered Accountants, is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

ITEM 18              FINANCIAL STATEMENTS

Not applicable.  See Item 17.

ITEM 19.             EXHIBITS

Financial Statements:

a.
Auditors’ Report on the consolidated statements of financial position as at March 31, 2012, March 31, 2011, and April 1, 2010 and the consolidated statements of operations and comprehensive loss, changes in  equity (deficiency), and cash flows for years ended March 31, 2012 and March 31, 2011;

b.	Consolidated statements of financial position as at March 31, 2012, March 31, 2011, and April 1, 2010;
c.	Consolidated statements of operations and comprehensive loss for the years ended March 31, 2012 and 2011;
d.	Consolidated statement of changes in equity (deficiency);
e.	Consolidated statements of cash flows for years ended March 31, 2012 and 2011;
f.	Notes to the consolidated financial statements;
g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1
Consolidated Financial Statements for the Years Ended March 31, 2012, 2011 and 2010, including Management’s Responsibility for Financial Reporting and Auditors’ Report from Morgan & Company, Chartered Accountants

1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1***	2008 Stock Option Plan (10% Rolling), as Approved by Shareholders on September 19, 2008 and October 23, 2009
4.2****	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1***	List of Subsidiaries
11.1*	Code of ethics
11.2*****	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
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
***** This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2011.

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

Shaft – A vertical excavation.

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

CREAM MINERALS LTD.

Per:

/s/ Michael O’Connor
Michael O’Connor, President

DATED:	July 31, 2012