Form 20-F/A
period 2012-03-31
CREAM MINERALS LTD
filed 2012-08-16
CIK 1066130

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

NOT APPLICABLE

EXPLANATORY NOTICE TO READER

On August 1, 2012,  Cream Minerals Ltd. (“Cream” or the “Company”) filed its annual report on Form 20-F for the year ended March 31, 2012 (the “Annual Report”). Subsequent to filing the Annual Report, Cream noted certain typographical errors in the table titled “Resource Summary Nuevo Milenio” included on pages 25 and 26 of the Annual Report.  A corrected version of that table, which supersedes the earlier filed version, together with certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, is filed herewith.  No other portions of the Annual Report are being amended.

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

RESOURCE SUMMARY NUEVO MILENIO										
Zone	Tonnes Measured	Tonnes Indicated	Tonnes Meas. + Ind.	Tonnes Inferred	Gold g/t	Silver g/t	Silver Eq. g/t	Au oz	Ag oz	Ag Eq. oz
									Million	Million
Dos Hornos 1 50g	1,000,000				0.45	80.97	103.47	14643	2.60	3.34
		278,000			0.33	71.98	88.63	2980	0.64	0.79
			1,278,000		**0.42**	**79.41**	**100.24**	**17623**	**3.24**	**4.13**
				133,000	0.21	59.50	73.53	920	0.27	0.32
Dos Hornos 2 50g	526,000				0.73	74.60	118.18	12384	1.26	1.88
		255,000			0.58	63.30	92.49	4792	0.52	0.76
			781,000		**0.68**	**70.91**	**109.79**	**17176**	**1.78**	**2.64**
				122,000	0.52	51.49	77.22	2027	0.20	0.30
Veta Tomas 50g	430,000				0.55	95.09	122.52	7582	1.31	1.69
		340,000			0.56	81.62	109.55	6104	0.89	1.20
			770,000		**0.55**	**89.14**	**116.64**	**13686**	**2.20**	**2.89**
				245,000	0.65	88.37	120.67	5087	0.70	0.95
Total Measured	1,956,000				0.55	82.36	111.61	34609	5.17	6.91
Total Indicated		873,000			0.49	73.20	97.91	13876	2.05	2.75
Total Measured and Indicated			**2,829,000**		**0.53**	**79.79**	**107.34**	**48435**	**7.22**	**9.66**
Inferred				500,000	0.50	71.69	97.53	18773	1.17	1.57

Inferred Resources

Dos Hornos 1&2 and Veta Thomas				500,000	0.50	71.69	97.53	18773	1.17	1.57
Open Pit potential 20g										
Once Bocas North				2,145,000	0.20	40.67	50.67	15840	2.50	3.20
Once Bocas South				909,000	0.27	72.28	82.27	8170	2.10	2.52
Total Inferred				**3,554,000**	**0.26**	**53.25**	**66.25**	**42783**	**5.77**	**7.29**

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

CREAM MINERALS LTD.

Per:

/s/ Michael O’Connor
Michael O’Connor, President

DATED:	August 15, 2012