Form 20-F
period 2013-03-31
CREAM MINERALS LTD
filed 2013-07-08
CIK 1066130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013 (with other information to June 27, 2013, except where noted)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________.

Commission file number 0-29870

CREAM MINERALS LTD.
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

890-789 West Pender Street Vancouver, British Columbia, Canada, V6C 1H2
(Address of principal executive offices)

Michael O’Connor, President, CEO, and Director, (604) 687 4622, facsimile – (604) 687 4212, Suite 890-789 West Pender Street Granville Street, Vancouver, British Columbia, Canada, V6C 1H2
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.None

Number of outstanding shares of Cream's only class of issued capital stock as at March 31, 2013:

155,340,582 Common Shares Without Par Value

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

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐

International Financial Reporting Standards as issued by the International Accounting Standards Board	☑

Other	☐

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

NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 – “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995 and "forward-looking information” under applicable Canadian securities legislation.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects” collectively “forward-looking statements”.  Forward-looking information in this Annual Report include statements regarding the Company's plans for its projects, statements relating to mineral resources, as they are based on various assumptions that are inherently forward-looking, statements regarding the anticipated timing by which the Company will require additional funds.  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements are based on assumptions regarding future events and other matters and are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements.  Assumptions on which forward-looking statements are based include the assumptions underlying mineral resource estimates and in the technical reports supporting such estimates, the assumption that the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations.  Such risks and the assumptions that accompany them, uncertainties and other factors include, among others, the following: general economic and business conditions, which will, among other things, impact  the demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to raise the capital required to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.  There can be no assurance that forward-looking statements in this Annual Report will prove to be accurate and actual results and future events could vary materially from those implied by such statements.  Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements.  The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable laws.

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated.  On June 27, 2013, the Bank of Canada noon rate for Canadian Dollars was U.S. $1.00: Cdn$1.0480 (see Item 4 for further historical exchange rate information).  Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres (“km”)	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the U.S. dollar exchange rates, based on the noon rate at the Bank of Canada for the calendar years 2007 through 2012 and 2013  to date.

	To March 31, 2013	2012	2011	2010	2009	2008
End of Period	1.0160	$0.9975	$1.0009	$1.0054	$0.9555	$0.8166
Average for Period	1.0013	0.9939	1.0077	0.9710	0.8757	0.9381
High for Period	1.0281	1.0006	1.0583	1.0054	0.9716	1.0289
Low for Period	0.9783	0.9859	0.9430	0.9278	0.7692	0.7711

	To June 27 2013	May 2013	April 2013	March 2013	Feb 2013	Jan 2013

High	1.0532	0.9983	0.9946	0.9857	1.0048	1.0188
Low	1.0170	0.9614	0.9713	0.9668	0.9696	0.9900

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

A.           Directors and Senior Management

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

B.           Advisors

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

C.           Auditor

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

A.           Selected Financial Data

The selected financial data of Cream Minerals Ltd. (“Cream” or the “Company”) for the years ended March 31, 2013, 2012 and 2011 was derived from the Company’s consolidated financial statements audited by Morgan LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The following constitutes selected financial data for Cream Minerals Ltd. for the last five fiscal years ended March 31, 2013, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2013, 2012  and 2011, and with as Canadian Generally Accepted Accounting Principles (“Cdn GAAP”) for the years 2010, 2009, which differs in certain respects from Generally Accepted Accounting Principles in the United States (“US GAAP”).  Information based on previous Cdn GAAP and US GAAP is not comparable to information prepared in accordance with IFRS.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17.  On June 27, 2013, the noon buying rate as quoted by the Bank of Canada was 1.0480 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31,
Statement of Financial Position Data	2013	2012	2011	2010
Total assets according to financial statements (IFRS)(1)	$261	$1,415	$5,633	$987
Total liabilities	479	247	446	2,290
Share capital	33,067	32,590	32,110	24,653
Warrant reserve, share-based payment reserve, share subscriptions	7,441	7,343	6,958	3,320
Deficit (IFRS)	(40,726)	(38,765)	(33,882)	(29,276)

(Cdn$)	As at March 31,
Statement of Financial Position Data	2009
Total assets according to financial statements (Cdn GAAP)(1)	$1,013
Total liabilities	1,913
Share capital	24,609
Contributed surplus, accumulated comprehensive income, share subscriptions and loss and warrants	2,418
Deficit (Cdn GAAP)	(27,928)

(Cdn$)
Period End Balances (as at)	2013	2012	2011	2010
Working capital (deficiency)	$(252)	$309	$4,433	$(1,937)
Mineral property interests (IFRS)	--	97	484	455
Shareholders’ equity (IFRS)	(218)	1,168	5,186	(1,303)
Number of outstanding shares	155,341	152,643	149,464	64,717

(Cdn$)
Period End Balances (as at)	2009 (Cdn GAAP)
Working capital (deficiency)	$(1,697)
Mineral property interests (Cdn GAAP), as restated	588
Shareholders’ equity (Cdn GAAP), as restated	(900)

No cash or other dividends have been declared.

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2013	2012	2011	2010
Investment and other income	(4)	(41)	(14)	(5)
General and administrative expenses (including Share-based payments)	984	1,720	2,907	684
Exploration costs	717	2,763	1,702	379
Write-down of mineral property interests	97	441	13	227
Future income tax recovery	--	--	--	(21)
Net loss according to financial statements (IFRS)	(1,794)	(4,883)	(4,605)	(1,265)

(Cdn$)	As at March 31
Statement of Operations Data	2009
Investment and other income	(1)
General and administrative expenses (including Share-based payments)	1,092
Exploration costs	953
Write-down of mineral property interests	418
Future income tax recovery	(66)
Net loss according to financial statements (Cdn GAAP)	(2,397)

(Cdn$)	As at March 31
Statement of Operations Data	2009
Net loss according to financial statements (US GAAP)	(2,397)

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

The tables below include the quarterly results for the years ended March 31, 2013 (“fiscal 2013”) and 2012 (“fiscal 2012”).

(Cdn$)	Year Ended March 31, 2013
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$(1,194)	$(1,082)	$(365)	$(1,156)	$(3,797)
General and administrative expenses	263,611	246,302	304,072	166,364	980,349
Share-based payments	3,811	--	--	--	3,811
Write-down of mineral property interests	--	--	97,080	--	97,080
Exploration costs	145,306	208,554	137,525	225,801	717,186
Net loss according to financial statements	411,534	453,774	538,312	391,009	1,794,629
Net loss from continuing operations per common share	0.00	0.01	0.01	0.00	0.01

(Cdn$)	Year Ended March 31, 2012
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$(11,715)	$(5,947)	$(2,346)	$(20,910)	$(40,918)
General and administrative expenses	128,839	373,999	364,236	372,974	1,240,048
Share-based payments	335,475	64,778	34,660	45,316	480,229
Write-down of mineral property interests	261,974	178,838	--	--	440,812
Exploration costs	1,278,029	1,145,302	201,241	138,547	2,763,119
Net loss according to financial statements	1,992,602	1,756,970	597,791	535,927	4,883,290
Net loss from continuing operations per common share	0.01	0.01	0.01	0.00	0.03

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

Financial Risk Factors

Cream has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values.  In addition all of the Company’s projects have a financial statement value of zero.  Cream has no revenues from operations and all of its mineral property interests are in the exploration stage.  The Company will not receive revenues from operations at any time in the near future, and Cream has no prior years’ history of earnings or cash flow.  Cream has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. Cream’s consolidated financial statements have been prepared assuming Cream will continue on a going-concern basis.  Should funding not be obtained, this assumption will change and Cream’s assets may be written down to realizable values.  Cream has incurred losses since inception (deficit at March 31, 2013, is $40,725,962), which casts doubt on the ability of

Cream to continue as a going concern.  Cream has no revenue other than interest income.  A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future.  All of Cream’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At March 31, 2013, Cream had working capital deficit of $251,610 compared to a working capital surplus of $308,778 at March 31, 2012.  Working capital is defined as current assets less current liabilities.

Cream may be unable to obtain the funds necessary to expand exploration. Cream’s operations consist, almost exclusively, of cash consuming activities given that all of its mineral projects are in the early exploration stage. Cream has suspended exploration activities on all of its mineral properties.  Cream will need to receive additional equity capital or other funding from the joint venture of one or more properties or the sale of one or more properties for the next year, and failing that, may cease to be economically viable.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2014. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable.  If Cream fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

Cream is continuously reviewing strategies for private placement equity financings as well as other forms of financing that would carry the Company through the next fiscal year.  If a private equity financing were to be completed, it is expected that warrants may be included in the securities offered.  Any such financings will result in dilution of existing shareholders.

Volatile gold and silver prices and external market conditions can cause significant changes in the Company’s share price because as the prices of precious metals increase or decrease, the economic viability of the mineral properties is affected.  Cream has no history of mining or current source of revenue.  The Company is exploring for silver and gold, and historically, the prices of the common shares of junior silver and gold exploration companies are very volatile.  This volatility may be partly attributed to the volatility of silver and gold prices, and also to the success or failure of the Company’s exploration programs.  Market, financial and economic factors not directly related to mining activities can also affect the Company’s ability to raise equity financing.

Below are the annual average, high and low prices of gold and silver from the year 2002 to 2012, and year 2013 to date.

Gold1

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010	1224.53	1421.00	1058.00
2011	1,568.59	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013 – (Jan - June)	1,525.98	1,693.75	1,232.75

1	www.kitco.com Gold prices, London Fix US dollars per ounce
2	www.silverinstitute.org/priceuk.php Silver prices, London Fix US dollars per ounce

Silver2

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2002	4.60	5.10	4.24
2003	4.85	5.97	4.24
2004	6.65	8.29	5.50
2005	7.22	9.23	6.39
2006	11.57	14.94	8.83
2007	13.39	15.82	11.67
2008	15.02	20.92	8.88
2009	14.66	19.18	10.51
2010	20.16	30.70	15.14
2011	35.11	48.70	26.16
2012	31.15	37.23	26.67
2013 (Jan-June)	26.59	32.23	18.61

Fluctuations in financial markets can negatively impact the Company’s ability to achieve sufficient funding.
Over the last decade there have been periods of significant volatility in world financial markets.  The volatility can negatively impact the company’s ability to raise sufficient equity financing to sustain operations.  Future financial market volatility is likely and it should not be assumed that adequate funding will be available to the Company in amounts or at times when it is required.

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

There is no certainty that expenditures to be made by the Company on the exploration of its properties and prospects as described herein will result in discoveries of mineralized material in commercial quality and quantities.

Mineral Resource Estimates Are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Gold and Silver Extraction.  Although the Company has carefully prepared its mineral resource figures, such figures are estimates only and no assurance can be given that the indicated tonnages and grade will be achieved. There is significant uncertainty in any mineral resource estimate.  Estimates of inferred resources are the least certain of the resource categories and there is no assurance that such resources can or will be upgraded to another category of resource, or that further exploration will confirm or validate such estimates.  Actual deposits encountered and the economic viability of, and returns from, a deposit (if mined) may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, tonnage and grade of mineralization, metallurgy, estimated mineral recovery rates, cost of capital, mine development costs, operating costs and exchange rates. Changes in assumptions may result in a significant reduction in the reported mineral resources and thereby have a material adverse effect on the Company's results of operations and financial condition.

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

Cream’s projects have uncertain project realization values. Cream changed its accounting policy with respect to the deferral (capitalization) of exploration costs in fiscal 2009.  The Company continues to defer (capitalize) acquisition costs incurred in connection with its projects on its balance sheet.  Cream has written down all its properties to Nil.  Although the current financial statement carrying value of each Company’s projects is zero, in the future the Company may have projects with positive financial statement carrying values.  In such cases a diminution in the book value of shareholders’ equity would be the result.

Cream may not be able to market minerals if any are acquired or discovered by the Company due to factors beyond the control of the Company.  The marketability of minerals that could in the future be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulation, including regulation relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

Failure to comply with environmental and reclamation rules could result in penalties The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment.  Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs.  Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.  Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees.  Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation.  Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.  In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  The Company does not maintain environmental liability insurance.

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

Cream’s directors and officers serve as directors and officers of other publicly traded junior resource companies.  Some of the directors  of Cream serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors  will be in direct competition with Cream.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflict of interest which may arise between the directors’ duties to Cream and their duties to the other companies on whose boards they serve, the directors and officers of Cream expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies.

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

Market demand for products incorporating minerals in their manufacture fluctuates over time, resulting in a change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In the last decade, securities markets in the United States and Canada and internationally have experienced periods of high price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  The trading price of Cream’s shares have ranged between $0.01 and $0.48 in the last five calendar years.

Significant potential equity dilution.  A summary of Cream’s diluted share capital at June 27, 2013 is as follows:

Number of Warrants	Exercise Price	Expiry Date

24,114,000	$0.10	December 20, 2013
13,036,000	$0.24	December 20, 2013
37,150,000

Cream had stock options outstanding (9,235,000 at March 31, 2013 and June 27, 2013), which are exercisable at prices ranging from $0.12 to $0.38 per share which are above the current market price for the Company’s shares.  In the money options could be exercised prior to expiry while the higher priced options may not be exercised before expiry.  In either case, the outstanding options could act as an upside damper on the price of Cream’s shares.   There are no shares of Cream remaining subject to hold period restrictions in Canada or the United States as of March 31, 2013 as such hold restrictions have expired.  At March 31, 2013 and at June 27, 2013 there were 37,150,000 warrants exercisable at an average price of $0.15.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Cream’s shares.  Dilutive securities based on the trading range of Cream’s common shares at March 31, 2013, including the warrants and the stock options noted above, collectively represent approximately 30% of Cream’s issued shares as at March 31, 2013.

In December, 2012, the Company having received all necessary regulatory approvals and the consent of all of the holders of the common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the “Warrants”), amended the exercise price of 24,114,000 warrants from $0.24 to $0.10 and extended the exercise period from December 21, 2012 to December 20, 2013.  The expiry date of an additional 13,036,000 warrants held by insiders were extended from December 21, 2012 to December 20, 2013.  The warrant modification has been valued using the Black-Scholes model with the following assumptions:  stock price - $0.06, exercise price - $0.10, a life of 1 year, a risk-free interest rate of 1.64% and a volatility of 1.02.

ITEM 4.               INFORMATION ON THE COMPANY

A.           History and Development of the Company

The Company’s executive office is located at:
Suite 890-789 West Pender Street, Vancouver, British Columbia, Canada, V6C 1H2
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

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “CMA.”  Cream was  quoted on the Over the Counter Bulletin Board in the United States under the symbol “CRMXF”, until July 26, 2012 at which time Cream’s shares began being exclusively quoted on the OTCQB, (also under the symbol “CRMXF”)   an electronic trading platform operated by the OTC Markets Group Inc., and on the Frankfurt market under the symbol “DFL”.

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

Mexico

The Company’s exploration project in Mexico is Nuevo Milenio, located south of Tepic in the municipality of  Xalisco, State of Nayarit, Mexico, having denounced (staked) the property in 2000 and receiving title to the property in 2001. Mineral licenses in Mexico have a term of 50 years following which an application can be made to extend the term. Carrying costs are comprised of annual taxes of approximately $50,000.  Work requirements are nominal and cash payment can be made in lieu of work requirements.

In 2001, Cream entered into an exploration program on Nuevo Milenio.  Cream explored the property until the year ended March 31, 2005, at which time it wrote it down by $1,523,030 to a nominal carrying value of $1.  No acquisition costs are associated with the property, as it was denounced (staked).  In 2006, the Company re-commenced exploration.

On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would have allowed Roca to earn up to a 70% interest in the project.  In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio, Roca was to spend a cumulative US$12,000,000 for exploration work by July 24, 2013.

On April 30, 2010, the Company signed a letter of intent (“LOI”), pursuant to which it acquired an option from an arm's length party on the Las Habas Project, comprised of 336 hectares (“Ha”) located in the State of Sinaloa, Mexico.  The LOI was for a period of three months.  The proposed option agreement outlined in the LOI called for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, Cream filed an application to denounce approximately 700 hectares adjoining the Las Habas property.  The Company let the LOI lapse and has not pursued title to the adjacent 700 Ha’s.  On July 22, 2010, Roca notified the Company that it was not proceeding with the option agreement and the agreement was terminated.

On December 7, 2010, Cream agreed to a bought deal financing of $5 million with the provision of an overallotment of $1 million.  The terms of the bought deal were $0.16 per unit with a full warrant exercisable at $0.24 for two years from the date of closing.  The Company subsequently closed the bought deal financing on December 21, 2010, and received gross proceeds of $6 million.

The Company initiated a 20,000 metre drill program in February 2011 which was completed in September 2011. Following completion of the drill program during calendar year 2011 (the “2011 Drill Program”), the Company engaged an independent consulting firm to prepare an independent NI 43-101-compliant resource estimate (the “2012 Report”) based on review of the Company’s previously compiled exploration data as well as exploration data collected during the 2011 Drill Program.   The 2012 Report was filed on SEDAR on October 2, 2012.

The board of directors initiated a review of Cream’s strategic alternatives intended to maximize shareholder value and a Special Committee of independent directors (the “Special Committee”) was appointed in the first quarter of the fiscal year.  Following completion of the Independent Mineral Resource the Board upon consideration of the poor market conditions and challenging financing environment for junior resource exploration companies determined that alternatives to potentially very dilutive equity financings be considered. The review includes, but is not limited to, the sale or strategic merger of the Company, the joint venture or sale of non-core assets, or the sale or joint venture of a primary asset.

On March 25, 2013, the Company filed an independent NI 43-101 Technical Report on the Nuevo Milenio project (the “2013 Report”) co-authored by Dr. Derek McBride, P.Eng, and Al Workman of Watts, Griffis and McQuatt Limited (“WGM”). The 2013 Report replaces the 2012 Report in its entirety.  The 2013 Report addresses the concerns raised by the British Columbia Securities Commission with respect to the 2012 Report as outlined in the Company’s news release dated October 23, 2012.

The 2013 Report contains an updated independent mineral resource estimate on the Nuevo Milenio project (the “Mineral Resource Estimate”) and replaces in its entirety all previous resource estimates filed by Cream and the previous resource estimates can no longer be relied upon.

North America

British Columbia

The Goldsmith Property

Prior to May 6, 2013 the Company had a 100% interest in the Goldsmith Property (“Goldsmith”) (comprised of the Goldsmith and Lucky Jack Properties) located near Kaslo, British Columbia. Small scale underground mines operated on the property in the early 1900’s. Quartz veins are contained in the intrusive rocks and contain quantities of free gold. Higher grade gold mineralization was reported in the quartz veins which range in width from a few centimetres to five metres. The Company held an option to acquire a 100% interest in the Goldsmith property. The option agreement called for the issuance of 200,000 common shares (issued) and cash payments totaling $110,000 (paid) over six years. The optionors retain a 2% Net Smelter Royalty (NSR) on all metals. The Company was able to acquire 50% of the NSR for $1,000,000 upon commencement of commercial production or sooner.

The Company wrote down the carrying value of Goldsmith Property to $Nil in fiscal 2012 as there were no plans to continue exploration.  Subsequent to the year ended March 31, 2013, the Company transferred title to the Goldsmith and Lucky Jack properties to the optionors.

The Kaslo Property

The 100% owned 4,000 Ha Kaslo Silver Property (“Kaslo”), a silver target, hosts eleven historic high-grade silver mineralized zones within 14 kilometres of sub-parallel shear zones.  Nine high-grade silver-lead-zinc mines operated on Kaslo at various times from 1895 to 1966.  The property is located 12 kilometres west of Kaslo in southern British Columbia. The Company has no plans to conduct exploration work at this time.

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

Manitoba

The Stephens Lake and Stephens Trout Properties

The Company, ValGold Resources Ltd. and Sultan Minerals Inc. (the “Companies”) each hold a one third interest in two staked claims, namely the Trout and Trout 1 claims, located approximately 130 km east of Gillam, Manitoba (the “Trout Claim Group”) encompassing an area of 256 hectares.  Under the terms of the Trout Claim Group agreement, the Companies agreed to make a total cash payment of $110,000 and issue 200,001 common shares (66,667 shares in the capital of each of the three companies), all of which were issued, to the optionor over a 36-month period from July 22, 2004.  Upon earning its 75.0% interest, the Companies and the optionor would enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  The joint venture agreement has not yet been completed.  The Companies have reduced the claims and are reviewing their options with respect to the property.  The carrying value of the property has been written down to $Nil.

The Wine Property

Prior to April 22, 2013 the Company held a 100% interest in the Wine Claim (comprised of the Wine and Wine 1 claims) located approximately 60 kilometres south of Flin Flon, Manitoba.  The Wine claim is a high grade nickel-copper target.  During fiscal 2007 and in fiscal 2008, the Company entered into option agreements to acquire up to 100% interest in two mineral property interests in the Province of Manitoba, the Wine claims and the Grand Nickel Project.  In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim (the “Wine” claims), all located approximately 60 km southeast of Flin Flon, Manitoba.  The Company earned its interest by making payments totaling $105,000 (paid) and issuing 200,000 common shares over a 48-month period (issued).  The Company also incurred required exploration expenditures on the property of $5,000 annually for four years.  On completion of these obligations, the property was subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company had the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

Subsequent to the year ended March 31, 2013 the Company sold the Wine Claim Property to the optionor for the amount of $50,000 cash.

In October 2007, the Company entered into an agreement to acquire 100% interest in the Grand Nickel Project, being the Cedar 1, MB7355 and MEL 324B claims (the “Cedar” claims), located in the Thompson Nickel Belt, approximately 40 km north-west of the town of Grand Rapids, Manitoba.  After a short exploration program, the Company determined that the property did not meet its expectations, returned the property to the optionor and recorded a write-down of acquisition costs of $34,250 in fiscal 2009.  The Grand Nickel project was written off in the year ended March 31, 2009.

The Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provided for a cash payment of $100,000 ($40,000 paid) and the issuance of 400,000 shares (160,000 issued) over five years with a down payment of $10,000 (paid).  The cash payments were to be made as follows:  $10,000 on regulatory approval (paid), $10,000 on the first anniversary (paid), and $20,000 on each of the second (paid) to the fifth anniversary dates.  The shares were to be issued as follows:  40,000 on regulatory approval (completed) and 40,000 on the first anniversary of regulatory approval (completed), and 80,000 common shares on each of the second (completed) to the fifth anniversary dates.

The Company was required to incur cumulative exploration expenditures totaling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.  The total incurred to March 31, 2013 was $156,411.  On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company had the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

In November 2012 the Company elected not to make the required $20,000 option payment and issue 80,000 common shares to the optionor. Title to the Blueberry Property has since been transferred to the optionor. In addition, title to the Blue 1 to Blue 4 claims which were staked following the optioning of the Blueberry Property have been assigned to the optionor as these claims were appended to the original option agreement.

B.           Business Overview

General

(i)	Nature of Company:

Cream has historically been a mineral exploration company.  The Company is currently focused on exploration and development of Silver-Gold properties. Cream has an Silver-Gold exploration property in Mexico and a portfolio of early-stage mineral exploration projects in British Columbia and Manitoba that may contain silver, gold, and other mineralization.  These properties have been explored by a number of companies over the years, with further work being completed by Cream since their acquisition.

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

Nuevo Milenio Project, Mexico

Cream began exploring the Nuevo Milenio Silver-Gold Project in 2001.  Exploration work continued to September 2011. Since that time the property has been on care and maintenance.  Two limited drill programs were completed, one in 2003 and the second in 2006/2007.  Cream began a significant diamond drill program on February 6, 2011, which ended in September 2011.

The Company has obtained an independent NI 43-101 Technical Report encompassing all historical data and the data acquired during the 2011 drill program.

The Company has no plans to complete further exploration work on its properties in the immediate future.

C.           Organizational Structure

The Company has one direct subsidiary, Cream Minerals de Mexico, S.A. de C.V., incorporated in Mexico.  Unless the context otherwise requires, references herein to the “Company” or “Cream” includes the subsidiary of the Company.

D.           Property, Plant and Equipment

The Company has mineral exploration interests in two properties: the Nuevo Milenio Project (Mexico) and the Kaslo Property (British Columbia), as well as a joint interest in the Trout Claims.

The Company’s mineral property interests in Canada and Mexico are in good standing and all payments on the properties are up to date.

None of the Company’s projects have known reserves, and exploration work is exploratory in nature.  The Nuevo Milenio Project has an Indicated and Inferred Mineral Resource estimate in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").

Nuevo Milenio Project

The Nuevo Milenio Property is in Nayarit State, Mexico, and is hosted by a sequence of intermediate to felsic lithic tuff’s, ash tuffs and ash flow and breccias within a large collapsed caldera setting.  The property encompasses 2,612.50  Ha’s and is 100% owned by the Company.

History of the Property

In 2000, Cream entered into an exploration program on Nuevo Milenio.  Work on the property began in 2001 and until 2004 was focused on the Eastern rim of the caldera and associated areas.  In the year ended March 31, 2005, the Company determined that it was not going to conduct further exploration on the property for  the foreseeable future and as a result the property exploration costs were written down to a nominal carrying value of $1.  Nuevo Milenio originally consisted of 4 lots encompassing 6927.8482 Ha’s. and was denounced in February 2000 by Arnoldo Carrera Gamboa on behalf of Cream.  Titles to the lots were received in February 2001 with the agreements to transfer the lots to Cream signed in 2003 and registered with the Department of Mines with Cream  as beneficiary.  In June 2005, an application to reduce Nuevo Milenio Fraccion 1 and to drop CMM II was filed with the Department of Mines.  The remaining lot comprised 2,560 Ha’s of the property. Since that time small lots contained within Nuevo Milenio have been denounced as the owners let their title lapse resulting in the increase the current size of 2,612.50 Ha.’s.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Nuevo Milenio is located southeast of the city of Tepic in the State of Nayarit, Mexico.  Nuevo Milenio is 27 kms by road (24 kms by highway, 3 kms by dirt road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of approximately 300,000 people, and is an important commercial centre.  It is 150 km’s northeast of Puerto Vallarta.   A railway, airport, power lines and water are within reasonable distance of the property providing cost-effective access to infrastructure.

Regional, Local and Property Geology

Nuevo Milenio is located in the Sierra Madre Occidental Geological Province which extends from the United States Mexican border south to Guadalajara. Magmatic activity, which includes the emplacement of intrusions into the upper crust as well as eruptive activity, occurs as the result of the subduction of the Pacific (Faralon) Plate under the North American Plate. The Faralon Plate has been shown to be descending on an angle of approximately 50 degrees at a rate of 3-4 cm per year. The Sierra Madre Occidental Geological Province is adjoined on its south-western flank by the Jalisco Block, segment of crust bordered by the Pacific Plate to the West and a series of pull-apart basins (grabens or rifts) to the northeast and southeast. The pull-apart activity has been responsible for detaching the Jalisco Block from the North American Plate, and it now acts as a separate floating segment of crust bordered by the Colima rift to the east and the Tepci-Zacoalco rift to the north. The grabens are controlled by steeply dipping normal faults. These faults and related structures act as important controls on the development of gold and silver bearing vein systems.

The Sierra Madre Occidental Geological Province abuts the east-west trending Trans-Mexican volcanic belt which is of a similar age. The Trans-Mexican volcanic belt hosts several silver-gold deposits including the Deloro, Gammon Lake and O’Campa.

Regionally, the basement rocks seem to be vertically dipping, well bedded, deeply weathered mafic tuffs which are exposed along the western margin of the property and may be part of the Jalisco Block. They can be traced to within 200 m of the flat lying Nuevo Milenio sequence of felsic volcanic rock and appear to continue beneath it.

The Nuevo Milenio mineralized lapilli tuff-agglomerate terminates in a sinter zone and is capped by finely bedded ignimbritic units of fine-grained welded, ash fall tuffs. These two units make up the Nuevo Milenio sequence which is surrounded by volcanic rocks of the San Pedro-Ceboruco Graben. These rocks are much younger and were deposited in a graben within the Sierra Madre Occidental rocks.

Major faulting has been identified in the graben, in north-south and west-northwest directions and may be present in the mineralized sequence. East-northeast faulting has been reported from the property and appears to offset sections of the mineralized structures. The extent of these faults and their displacements is unknown however, the thick ash fall tuff unit that forms the hanging wall of the deposits does not seem to be significantly displaced.

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones.  The project is hosted by a sequence of intermediate to felsic lithic tuffs, ash tuffs, ash flows and breccias - within a large collapsed caldera setting.  The collapsed caldera is set in an area of Micocene volcanics .  Younger rhyolite domes and basalt vents define volcanic centres along the Caldera rim. Three principal northwest trending zones have been identified on the property, Veta Tomas-Dos Hornos, Once Bocas North-Once Bocas South and Chacuaco-Cafetal.

Economically interesting epithermal silver-gold mineralization of the low sulphidation type occurs in steeply dipping, laminated to vuggy quartz veins and stockworks that are exclusively hosted by a lapilli tuff-agglomerate formation.  Surface mapping has identified numerous vein-systems, Dos Hornos 1 and 2, Veta Tomas, Once Bocas, Cafetal and Chacuaco, which define three continuous structures striking northwest to southeast across the property.  The structures that control mineralization extend beyond their explored length and pass under younger volcanic tuffs and flows which have not been explored in any detail.  Disseminated mineralization occurs with variable amounts of fine-grained sulphide, mainly pyrite, which become scarcer in the upper portions of the geothermal system.  The near-surface portions of the deposits were mined during the Spanish colonial period.

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

Cerro Dos Pinos lies approximately 500 metres southeast of drill hole DDH 07 – 23 which was drilled on the Veta Tomas Structure.  The Company believes that the new discovery is a probable fault segment of the high-grade silver-gold Veta Tomas Structure that could extend the known strike length of the Veta Tomas - Dos Hornos zones from 1,200 metres to approximately 1,800 metres.  The historic Spanish adit, 1.60 metres wide and caved, was driven on a quartz vein structure outcropping within a window of younger devitrified rhyolite flows.

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

2011 Exploration and Drilling Program

Cream began a diamond drill program on February 6, 2011.  The 2011 drill program called for 10,000 metres of drilling with an option for a second 10,000 metres of drilling.  The first 10,000 metres of drilling was completed in mid-May. The Company elected to exercise its option for the second 10,000 metres of drilling. The Company completed the drill program at Nuevo Milenio in late September 2011.

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

Sampling and Analysis

As of September 19, 2011, 89 drill holes were completed for a total of 20,292 metres of drilling at Nuevo Milenio and completed the 2011 diamond drill program. Of the 20,292 metres drilled 13,500 were of in-fill drilling and 6,792 were of exploration drilling.

Quality Control and Data Verification

Ferdinand Holcapek, Sole Administrator and   Director General of Cream Minerals de Mexico, S.A, de C.V. is the Company's qualified person responsible for the Company's quality control and quality assurance program and has verified technical data.  Details of the Company's quality assurance and quality control program are contained in NI 43-101 Technical Report dated March 20, 2013 and filed on SEDAR on March 25, 2013.

All data disclosed in this document was obtained from previously issued Cream news releases and the NI-43-101 Technical Report dated March 20, 2013 and filed on SEDAR on March 25, 2013. The 2013 Report and the Mineral Resource Estimate contained herein was prepared by or under the supervision of Al Workman, P.Geo., Vice-President of WGM, who is responsible for the Current Mineral Resource estimate for the Nuevo Milenio Project.  Mr. Workman and senior WGM Associate, Mr. Derek McBride, P.Eng.,who are the Independent Qualified Persons within the meaning of NI 43-101.

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

Following completion of the 2011 Drill Program, the Company engaged an independent consulting firm to prepare an independent NI 43-101-compliant resource estimate based on review of the Company’s previously compiled exploration data as well as exploration data collected during the 2011 Drill Program.   The 2012 Report was filed on SEDAR on October 2, 2012.

On March 25, 2013, the Company filed an independent NI 43-101 Technical Report on the Nuevo Milenio project co-authored by Dr. Derek McBride, P.Eng, and Al Workman of WGM. The 2013 Report replaces in entirety the 2012 Report.  The 2013 Report addresses the concerns raised by the British Columbia Securities Commission with respect to the 2012 Report as outlined in the Company’s news release dated October 23, 2012.  WGM is Canada’s longest running independent firm of geological and mining consultants providing value-added professional services to the global mineral resource industry. WGM’s expertise includes Mineral resource and reserve estimates, NI 43-101 and JORC technical reports, project management, property valuations and due diligence reviews.

The 2013 Report contains an updated independent mineral resource estimate on the Nuevo Milenio project and replaces in its entirety all previous resource estimates filed by Cream.  The previous resource estimates can no longer be relied upon.

Independent Mineral Resource Estimate Summary

The 2013 Report by WGM provides an estimate of the Mineral Resource Estimate on Cream’s Nuevo Milenio property with individual estimates for each of the Dos Hornos 1, Dos Hornos 2, Veta Tomas and Once Bocas North zones.  These estimates incorporate both gold and silver mineralization and are based on the drill hole database spanning approximately 10 years of drilling.  The estimates were prepared from a polygonal model using a C$:US$ exchange rate of par (1:1) and on the following metal prices in US dollars per ounce:  Au at $1635.00 and Ag at $31.50 as established at the close of trading on February 7, 2013.  Gold and silver assays and metal prices were also used to calculate equivalent-silver grades.  WGM’s review of the assay data indicates that extreme high-grade assays (nuggets) are rare in the assay database.  High grade silver assays were cut to 1,000 g Ag/t.  No assay cutting was required for gold values.  A minimum true thickness of 1.5 metres (5.7 feet) was imposed on intersections to qualify as Mineral Resources.  WGM’s base case estimate of the Mineral Resources used a minimum cut-off grade of $75 contained value in silver and gold.  The resources were estimated without consideration for metal recoveries and were classified in compliance with NI 43-101.  The Mineral Resources for the project in accordance with WGM’s base case cut-off are summarized as follows.

Summary of Nuevo Milenio Project Mineral Resource Estimates
(using grade cut-off equivalent to US $75/tonne Au-Ag value)

			Average Grade		Equivalent Silver Grade
Zone and Resource Class	Tonnes	Thickness (avg. m.)	g Ag/t	g Au/t	Ageq (g/t)
Dos Hornos 1
Indicated Resources	268,116	4.80	164	0.66	198
Inferred Resources	80,594	4.60	155	0.75	194
Dos Hornos 2
Indicated Resources	335,887	7.92	124	1.00	175
Inferred Resources	183,107	5.79	107	1.00	164
Veta Tomas
Indicated Resources	278,967	5.70	173	0.87	199
Inferred Resources	156,185	4.76	126	0.82	166
Once Bocas North
Indicated Resources	223,783	8.95	112	0.63	145
Inferred Resources	117,949	9.68	119	0.70	155
All Zone Segments
Indicated Resources	1,106,753	6.81	144	0.81	181
Inferred Resources	537,835	6.17	122	0.84	167

Notes:
1.
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.  Mineral Resources may be         materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.
The quantity and grade of reported Inferred Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

3.
The Mineral Resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

4.	S.G. of 2.65 tonnes/m3 was used.

5.	Tonnage and contained Ag and Au are rounded to nearest thousand or thousandth. Totals may not add up due to rounding

Sensitivity Analysis

Sensitivity analysis demonstrates that the Mineral Resource Estimate is not greatly affected by $10 value changes in the cut-off grade.  This is a consequence of a general lack of shoulders to the mineralization on most sections.  It is possible that a substantial reduction of the cut-off grade to, for example $50 of gold and silver value would bring additional sub-zones into Mineral Resource Estimate. However WGM believes that it would be difficult to mine such grades at a profit.  Additional resources might be forthcoming if those portions of the deposit amenable to open-cut mining were modeled  separately, however it is WGM’s view that such operations would not substantially alter the current resource total because the average true thickness of all zones contributing to the base case Mineral Resources Estimate is in excess of 6 m.

The 2013 Report and the Mineral Resource Estimate contained therein was prepared by or under the supervision of Al Workman, P.Geo., Vice-President of WGM, who is responsible for the Current Mineral Resource estimate for the Nuevo Milenio Project.  Mr. Workman and senior WGM Associate, Mr. Derek McBride, P.Eng.,who are the Independent Qualified Persons within the meaning of NI 43-101.

Measurement uncertainty and impairment assessments

Mineral resources estimates are inherently uncertain.  See "Item 3D - Risk Factors - Risks Associated with Mineral Exploration".

Cream is in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2013, the carrying value of mineral property interests was $Nil.  To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property management has concluded that the fair values of the properties is at least equal to or greater than its book value.

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

The Company completed an impairment assessment for each of its mineral property interests for the year ended March 31, 2013 and wrote down the remaining carrying value of $97,080.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant measurement uncertainty and judgments.

Exploration Expenditures

Expenditures incurred by the Company on Nuevo Milenio in fiscal 2013 (fiscal 2012 numbers in parentheses) include the following: assays and analysis - $2,624 ($142,656); drilling – $Nil ($1,997,886); geological and geophysical - $382,860 ($284,690); site activities - $302,995 ($277,023) and travel and accommodation- $17,707 ($19,537).

Project Schedule

The Company has suspended all exploration activity at Nuevo Milenio and placed the property on care and maintenance.  The Company will continue to keep the property in good standing by paying all property taxes and ensuring all State and Federal Mexican government regulations are adhered to and all required reports are filed on time.  In addition, access to the property will be maintained to facilitate site visits.

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

Kaslo Property, British Columbia

Introduction

The Kaslo property is without known mineral resources and reserves and the proposed programs are exploratory in nature.  In fiscal 2012, the Company wrote down the value of the property to $nil.

Property Location and Geology

The 100% owned property encompasses nine former high-grade silver-lead-zinc historic small scale mines located in southeastern British Columbia, Canada.  The various mines operated at different times during the period from 1895 to 1966.  The property currently consists of 7 modified grid claims, 13 crown grants, 8 reverted crown grants, 37 two-post claims and one mining lease of three units, for a total 160 units.

In October 2004 Cream commenced a diamond drill program on Kaslo.  This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure.  Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful.  The initial drill hole was abandoned at 34 metres when the drill proved incapable of coring the shear zone.  A second steeper angled drill hole was successful in intersecting the hanging wall of the mineralized shear structure.  However, the second hole did not penetrate the entire width of the shear zone and did not intersect the high-grade footwall mineralization.

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

Location and Access

The 4,000-hectare property is located 12 km west of the town of Kaslo in southern British Columbia.  Access to the property is via Highway 31A for seven km west from Kaslo, then 4.5 km southwest along Keen Creek Road to the property boundary.  The property lies along the Keen Creek Road for approximately 10 km.  Logging roads and numerous old mining roads and trails, some of which are heavily overgrown, bisect the property.  Power lines come to within 4 km of the property boundary, and water is abundant throughout.

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

History

Kaslo includes nine former, small mines, which were originally discovered and worked for high-grade silver ores during the heyday of the Slocan Mining Camp at the end of the 19th century.  Intermittent exploration, development and production have taken place at various locations on the property since that time, most notably in the 1920s and 1950s.  The Cork-Province Mine was consolidated in 1914 and was the longest-lived producer in the camp when it closed in 1966.  Five former workings, the Silver Bear, Hartford, Gibson, Gold Cure, and Bismark are situated along the Gold Cure Shear zone, which has been traced northeast across the property for 7.1 km.  Five additional workings, the Black Bear, Cork, Province, Dublin and Black Fox workings lie along the parallel 4.1 km long Cork Shear zone, located in the Keen Creek valley approximately 1 km north of the Gold Cure Shear zone.  Both shears are open along strike to the north and at depth.

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

Black Bear Group of Claims

For a description of Cream’s interest in this property, see “Kaslo Silver Property” under Item 4 above.

Location and Access

The Black Bear claims are located immediately north of and are contiguous with the Bismark Claims.  The property is composed of a three-claim mining lease and three reverted, crown-granted mineral claims situated just 600 metres along strike to the north of the former Cork-Province Mine on the adjacent Bismark Claims.  The Black Bear claims can be accessed through the Kaslo property, which is located 12 km west of the town of Kaslo in southern British Columbia.  Access to Kaslo is via Highway 31A for 7 km west from Kaslo, then 4.5 km southwest along Keen Creek Road to the property boundary.

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

There was no material work carried out on the property in fiscal 2003 or 2004 as Cream did not have sufficient working capital to conduct a full-scale exploration program on the properties that make up Kaslo.  As a result, in 2003, Cream wrote down deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property.  The claims remain in good standing and the property is considered a long-term asset of the Company.  Exploration costs incurred since the year ended March 31, 2005, to March 31, 2008 of $162,099 have been expensed.  Additional costs of $359 were expensed in fiscal 2009.  The property was written down to $Nil during fiscal 2012.

Proposed Exploration

No significant exploration work is proposed for fiscal 2014.

Ms. Linda Dandy, P.Geo. of P&L Geological Services, has supervised the Company’s Canadian exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

Goldsmith Property, British Columbia

Subsequent to the year ended March 31, 2013, the Company transferred title to the Goldsmith and Lucky Jack properties to the optionors.

Exploration Projects, Manitoba Properties

Blueberry Property, Manitoba

In November 2012 the Company elected not to make the required $20,000 option payment and issuance of 80,000 common shares to the optionor.  Title to the Blueberry Property has since been transferred to the optionor.  In addition title to the Blue 1 to Blue 4 claims which were staked following the optioning of Blueberry Property have also been assigned to the optionor as these claims were appended to the original option agreement.

Wine Nickel-Copper Property, Manitoba

Subsequent to the year ended March 31, 2013 the Company sold the Wine Claim to the optionor for the amount of $50,000 cash.

Stephens Lake Property (Trout Claim Group), Manitoba

The Trout Claim Group is situated 100 km east of Gillam, Manitoba.  In order to facilitate the exploration of the property, Sultan Minerals Inc., ValGold Resources Ltd., and the Company (the “Companies”), agreed to pool three respective and contiguous exploration licences, so that each would hold an undivided one-third interest in all three of the exploration licenses.  The Companies have since reduced the size of the property to the Trout Claim Group.  The Trout Claim Group was acquired under an option agreement whereby the Companies made combined cash payments totaling $110,000 and issued a combined 200,001 common shares.  Having earned the 75% interest, the Companies and the optionor  may enter into a 75:25 joint venture for the further exploration and development of the Trout Claim Group.  To date, a joint venture agreement has not been entered into.  The Companies formerly held additional claims in the province of Manitoba, which surrounded the Trout Claim Group.  These claims are no longer held by the Companies.  The Trout Claim group has been written down to a nominal carrying value of $1 as no exploration work is currently planned for this property.  The Company wrote-off the property during fiscal 2012.

Mr. Arthur Troup, P.Geo of Sultan Minerals Inc., is the Company’s project supervisor and “Qualified Person” for the purpose of NI 43-101.

Capital Expenditures and write-downs

Cream’s principal capital expenditures and write-downs over the two fiscal years ended March 31, 2013 and 2012, are as follows:

Year	Mineral Property Acquisitions	Equipment Acquisitions	Mineral Property Write-downs
2013	$--	$--	$97,080
2012	32,687	22,069	440,812

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	Nuevo Milenio	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties	Casierra Property, Sierra Leone	Total

2013	$706,186	$7,065	$ Nil	$3,935	$ Nil	$717,186
2012	2,721,792	39,027	Nil	2,300	Nil	2,763,119
2011	1,614,295	580	80,019	7,256	Nil	1,702,150
2010	245,753	941	2,815	143,038	24,510	417,057
2009	365,729	359	44,649	77,481	464,771	952,989

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

ITEM 5.               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Cream for the years ended March 31, 2013 and 2012 and the related notes thereto.  Cream’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

Cream is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Cream’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended March 31, 2013 and 2012.

Recent accounting pronouncements

A summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 2 (p) of the Company’s consolidated financial statements for the years ended March 31, 2013 and 2012.

A.           Operating Results

Year Ended March 31, 2013 (“fiscal 2013”), Compared to Year Ended March 31, 2012 (“fiscal 2012”)

In fiscal 2013, Cream incurred a loss of $1,794,629, a loss per common share of $0.01, compared to a loss $4,883,290, a loss of $0.03 per common share in fiscal 2012.

Exploration costs of $717,186 were incurred in fiscal 2013, compared to $2,763,119 in fiscal 2012, contributing to the loss in each year.  Expenditures in fiscal 2013 by project area, with comparative figures for fiscal 2012 in parentheses are as follows: Kaslo, British Columbia - $7,065 ($39,027); Manitoba Properties, Manitoba - $3,935 ($2,300) and Nuevo Milenio, Mexico - $706,186 ($2,721,792).

Total expenses other than exploration costs and write-down of exploration and evaluation assets totaled $984,160 in fiscal 2013, compared to $1,720,277 in fiscal 2012.  Significant differences between the levels of expenditures in the two fiscal years include the following:

General and administrative expenses, consisting of depreciation, office and administration, travel and conferences increased from a credit of $8,828 to $134,585 in expenses.

Management, administrative, and other services were provided by Quorum Management and Administrative Services Ltd. (“Quorum”), a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold Resources Ltd. and Emgold Mining Corporation.  Quorum provided services on a full cost recovery basis to the various entities sharing office space with the Company until August 31, 2012.  In September, the Company hired a Controller to take over the services that were provided by Quorum.   The reason for the credit balance in fiscal 2012 was due to the Company renegotiating fees related to prior periods with Quorum.  The credit received in 2012 was used to offset fiscal 2012 invoices.  The three public companies have deferred dissolving Quorum and will maintain the company as inactive.

Professional fees, which include legal, accounting and audit fees, decreased from $176,405 to $154,245 due to no audit and accounting IFRS transition related fees in fiscal 2013.  The decrease of these costs in the year ended March 31, 2013 were partially offset by higher legal fees relating to the Company’s filing of its NI 43-101 technical report.

Salaries and benefits decreased from $453,463 to $395,947 due to a decrease of services provided by Quorum and no fees paid for services of a Corporate Secretary for the year ended March 31, 2013.  These decreases were partially offset due to hiring a Controller to take over the services that were provided by Quorum.

Shareholder communications decreased from $522,007 to $193,257, due to decreases in services of an investor relations employee and consultants, website design and maintenance, printing, conference fees, (“AGM”) materials, and related shareholder awareness costs.

Share-based payments decreased from $480,229 to $3,811.  During the year ended March 31, 2013 there were no stock options granted and the only expense incurred was due to the vesting of options.  In the year ended March 31, 2012, there were 2,300,000 options granted.

Write-downs on exploration and evaluation assets decreased from $440,812 to $97,080.  During the year ended March 31, 2012 the Company wrote down the majority of its remaining Canadian properties, Goldsmith, Stephens and Wine.  The Blueberry property was the only property that was not written down until fiscal 2013, which is when the Company terminated its option.

Cream conducted most of its exploration activities in Mexico and in Canada in fiscal 2013, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $1,053 in fiscal 2013, compared to a foreign exchange loss of $12,638 in fiscal 2012.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

B.           Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2013

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

At March 31, 2013, the Company had a working capital deficit of $251,610, defined as current assets less current liabilities, compared with a working capital surplus of $308,778 at March 31, 2012.  The Company’s consolidated financial statements were prepared using IFRS applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below.  When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills.  There have been no investments in commercial paper.  Where the initial term of the guaranteed investment certificate is greater than 90 days, it is recorded as a short-term investment.

Operations for the year ended March 31, 2013, have been funded primarily from the exercise of warrants and the recovery, by its subsidiary, of foreign value-added taxes.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company’s subsidiary is a Mexican incorporated corporation.  There are no currency restrictions on the transfer of funds from Mexico to Canada.  The Company has no source of operating cash flow and has a history of operating losses.  Cream has no revenue from operations and all of its mineral property interests are in the exploration or development stages.  The Company does not expect to receive significant revenue from operations at any time in the near future, and Cream has had no prior years’ history of earnings or operating cash flow.  Neither Cream nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Investing Activities

As at March 31, 2013, Cream has capitalized $Nil (2012 - $97,080).  The 2012 balance represents costs associated with the acquisition of its mineral property interests in Manitoba.

Capital Resources

As discussed above, at March 31, 2013, Cream’s working capital deficit was $251,610 compared to a working capital surplus of $308,778 at March 31, 2012.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  The Company does not have sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing.  The Company will select whichever funding options are available and are in the best interest of the shareholders.

At March 31, 2013, the Company had 155,340,582 common shares issued and outstanding

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

2013
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

Financing Activities

Further financing will be required for general and administrative costs.  This could involve joint venture, equity financing, sale of assets, or other forms of financing.

Going Concern

At March 31, 2013, the Company has a working capital deficit.  Additional financing is required.

The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company.  The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.  These factors cast substantial doubt on the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

Plans for Fiscal 2013

The Board of Directors initiated a review of Cream’s strategic alternatives intended to maximize shareholder value and a Special Committee of independent directors (the “Special Committee”) was appointed in the first quarter of the fiscal year. The Company continues to review all strategic alternatives available.

The Company has suspended exploration work at its Nuevo Milenio Silver-Gold Project.  It has not determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Contractual Obligations in 2013

See Item 5 (d) for a table of contractual obligations at March 31, 2013.

Trend information

As a mineral resource exploration company, Cream’s activities are mainly in response to metal prices and the availability of equity financings.  Recent price trends for gold and silver have exhibited substantial volatility.

The information is drawn from the summary silver market research conducted by The Silver Institute in conjunction with GFMS Limited who publish their findings in an annual report of worldwide silver supply and demand trends available at www.silverinstitute.org, the World Silver Survey 2012, ThomsonReutersGFMS and the Gold Survey 2012 ThomsonReutersGFMS. These annual surveys also include current information on prices, mine production, investment and fabrication.  While the following is believed to be reliable the Company has not and is not in a position to independently verify any such information.

Sources:     Thomson Reuters GFMS World Silver Survey 2013
    Thomson Reuters GFMS Gold Survey 2013
    The Silver Institute

See the Risk Factors section for average, high and low gold and silver prices to the date of the filing of this Annual Report on Form 20-F.

Silver

Overview

The average silver price in 2012 was USD31.15 per ounce. Silver price volatility continued in 2012 albeit at levels below those of 2011. The 2012 price high of USD37.23 was set in February after which the price generally trended down for the balance of the year. The price range (the difference between the high and low prices) averaged 34% for the year while the gold: silver ratio increased from 45/1 in 2011 to 54/1 in 2012 which reflected silver’s price underperformance relative to gold. Several factors influenced price volatility over the course of the year including uncertainty regarding the US Federal Reserve’s quantitative easing policies early in the year, improved demand in the physical markets combined with the influence of the European Central Bank and Federal Reserve monetary policies through the summer and fall months followed by concerns over the fiscal cliff negotiations in the late fall and winter months.

Demand

Demand for silver is comprised of fabrication (industrial applications, photography, jewelry, silverware and coins and metals), producer de-hedging and implied net silver investment.  In 2012 demand increased by 0.9% to 1,048.3 Moz up from 1,039.4 Moz in 2011.

Despite the small percentage increase in demand there were significant variations by category compared to 2011. Total fabrication demand fell by 6.6% to 846.8 Moz equal to 81% of total demand. Losses were recorded in each category comprising fabrication demand. Industrial demand fell by 4.5% to 465.9 Moz most of which was attributed to the challenging economic environment in many industrialized countries. Japan and Europe each recorded double digit declines in industrial demand. Industrial fabrication demand also fell in the Unites States mostly due to losses in the photovoltaic industry which was partially offset by increased demand from the chemical industry limiting the overall decline to 4%. Industrial demand in China rose by 1% to a new year over year high while demand in India rose by 4%. The increase in India is largely due to its economy’s lower exposure to western economies.

Photographic demand continued its secular decline due mainly to the continued substitution of digital technology in all photo related areas. The drop in photographic demand was 12.6% to 57.8 Moz which accounted for only 7% of total industrial fabrication. Demand for jewelry fabrication dropped by less than 1%. This masked declines in the industrialized western economies which were offset by gains of 6.6% and 4.15% in India and China respectively. Silverware fabrication suffered a 7.1% drop due to heavy losses in the industrialized world and price sensitive markets notably India. Demand in China rose by 3%.

In 2012 a 21% increase in implied net silver investments which includes physical bar investment compared to 2011. Coins and medal demand fell by 22%, though coins minting remained at high levels compared to historical levels.

Producer hedging was absent in 2012 with 41.4 Moz of de-hedging occurring. This was a result of few large hedges being put in place while at the same time several companies allowed hedges to mature or in some cases bought back hedges.

Supply

Silver supply is comprised of mine production, net government sales, silver recovery (scrap supply), producer hedging and implied net disinvestment. In 2012 the supply of silver rose by 0.9% to 1.048.3 Moz

The small increase in silver supply for 2012 masked variations in the categories comprising total supply. Mine production grew by 4% to 787 Moz. The primary silver mining sector grew output by 1% to 221.6 Moz which accounted for 28% of world silver supply. Decreased output from two significant primary producers accounted for the muted increase over 2011. These were Fresnillo which experienced lower processed grades at its Mexican operations and the shutdown of Hecla’s Lucky Friday mine in Idaho for most of 2012. The primary sector’s significant increases were offset by the negative developments at Fresnillo and Hecla. The lead/zinc sub sector of the primary sector generated the lion’s share of the silver mine supply increase with the majority of these gains coming from mines in China, India and Mexico.

Global scrap supply fell by 1.6% to 253 Moz. Industrial sources provided additional supply over 2011 levels which were balanced by a drop in silver recovery from silverware, jewelry, coins and the continued erosion in photographic sources. Globally there were notable variances with scrap supply from Europe growing by 5% with US supply falling by 10%. India produced a surprising near 30% increase in scrap supply due to a weaker currency that lifted prices in Rupee terms to almost record levels.

Net sales of government stocks fell again in 2012 dropping by 39%. The main contributor was continued declines in sales by Russia. Excluding Russia net government sales were relatively stable over year.

Gold

Overview

The average price of gold in 2012 was USD1668.98 per ounce. Gold price volatility continued in 2012 albeit at levels below that of 2011. The price high of USD1.781.00 was set in February after which price generally trended down for the balance of the year. The price range (the difference between the high and the low price) averaged 34% for the year while the gold: silver ratio increased from 45/1 in 2011 to 54/1 in 2012 which reflected gold’s price outperformance relative to silver.  The factors that influenced the price volatility of gold year over year were generally the same as factors that influenced the volatility of the price of silver.

Demand

Demand for gold is comprised of fabrication, which includes industrial applications (primarily technology), jewelry, and dental, with investment, de-hedging and official sector purchases being the other categories. In 2012 demand for gold fell by 4% to 4,405.50 tonnes (“t”).

Total gold fabrication demand fell across each category for an average of 5% or 2,613t. Industrial demand which is essentially technology dropped by 5% to 428.2t the majority of which was attributed to lackluster demand in key consumer markets and ongoing substitution of lower-priced inputs. Electronic sector demand fell by 5% to 302.7t. Global economic conditions are the determinant of demand for this category. Weakness in Europe was a significant drag and overall the decline in PC and ultra book sales offset strong smart phone and tablet demand. Price driven substitution of copper in place of gold used in the production of bonding wire also contributed to lower demand. Other industrial demand declined 4% or 85.7t. Weakness in India offset increased demand in China and Italy in the demand for gold plated jewelry and accessories. Dentistry demand continued to decline again driven by substitution of ceramic or metals in place of gold. Again price was the primary consideration in this market. The decline was 8% or 39.9t’s. Jewelry demand fell by 4.2% to 1,893t. India suffered a significant drop in demand. Excluding India world-wide demand fell by 2.6% with increased demand in China cushioning the overall drop.

Annual global investment declined in 2012. Demand for bars and coins combined dropped 17%. This was offset by demand for ETF’s and similar products increasing by 51%. The result was a 10% reduction in investment demand.

Adding Over the Counter (“OTC”) investment and stock flows resulted in a 3% decrease in total investment demand to 1,582.5t. De-hedging activities made a small contribution in 2012 of 22t.

Central bank purchases were 534.6t versus sales under the Central Bank Gold Agreement (“CBGA”) of just 5.5t for all of 2012.

Supply

Gold supply is comprised of mine production, net government sales, gold recovery (scrap supply), producer hedging and implied net disinvestment. In 2012 the supply of gold contracted by 1.4% to 4,45.3t.

The small decrease in supply for 2012 reflected small increases or decreases in each of the supply categories. Mine output rose 0.8% or 22t. Additional production was generated by a number of new projects achieving commercial production in 2012 as well as the ramping up of production at a number of relatively new mines. These positive developments were offset by unplanned production interruptions and delays at a number of mines.  China contributed the most to the annual increase, some 42t. At the same time supply from Indonesia fell by 31t mainly due to issues at the Grasberg mine. In addition South African production fell by 20t mainly as a result of labor issues.

Scrap supply fell by 2.6% or 42.9t in 2012 for a total of 1,625.6t contribution to total supply. In industrialized countries the available stocks are thought to be considerably depleted which has dampened available supply. At the same time India generated significantly higher levels of scrap supply. Hedging activity was subdued in 2012 as companies in general only put on hedges to help finance new projects. Finally central bank sales as noted above were just 5.5t under the CBGA, an inconsequential amount. Implied net disinvestment was not a material factor in 2012.

Cream Minerals

As a mineral resource exploration company, Cream’s activities are mainly in response to metal prices and the availability of equity financings. Historically Cream has strategically focused its exploration activities on potential silver and gold projects. Beginning in 2004 prices for both gold and silver began a sustained increase in price that has largely persisted through mid-2012. During this time the funds available to finance junior mining companies has grown dramatically as has the number of junior resource exploration companies. However, during the period from 2004 and, in particular, from the 2008 financial crisis onward, such financing has been available periodically.  The factors cited above have acted to restrict the availability of funding at certain times.

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

C.           Off-statement of financial position arrangements

The Company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

D.           Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2013:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Cream’s rights to a particular property.

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  Mr. Michael O’Connor was appointed President and Chief Executive Officer on October 2, 2008, and  Ms. Angela Yap was appointed Chief Financial Officer on May 30, 2011.  Ms. Shannon Ross resigned as Chief Financial Officer on May 30, 2011.  Mr. Christopher Hebb, Mr. Ronald Lang and Mr. Dwayne Melrose were appointed directors on June 23, 2011.  Mr. Frank Lang resigned as a director of the Company on June 23, 2011.  Mr. Ferdinand Holcapek did not stand for re-election at the Company’s December 13, 2012 AGM.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at June 27, 2013	Principal Business Activities Outside the Company
Christopher H. Hebb Chairman	None	245,000	President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company.
Michael O’Connor President and Chief Executive Officer	None	630,000	None
Angela Yap CFO	None	35,000	None
Robin H. Merrifield Director	Acrex Ventures Ltd. Sultan Minerals Inc. True Gold Mining Inc. (formerly Riverstone Resources Inc.) Alhambra Resources Ltd.	Nil	Executive Vice President Uranium One Inc.; Chartered Accountant providing financial and general management consulting services internationally and locally to the mining industry
Sargent H. Berner Director	Aurizon Mines Ltd. Emgold Mining Corporation ValGold Resources Ltd. Sultan Minerals Ltd. Enterprise Energy Resources Ltd. Olivut Resources Ltd. Palo Duro Energy Inc. Pacific Ridge Exploration Ltd. Thor Explorations Ltd.	298,500	Chairman, Emgold Mining Corporation; President, Kent Avenue Consulting Ltd.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at June 27, 2013	Principal Business Activities Outside the Company
Gerald Feldman Director	Augusta Industries Inc. Latin American Minerals Inc. X-Terra Resources Corporation NexGen Energy Ltd. Mooncor Oil & gas Corporation Santa Maria Petroleum Inc.	Nil	CFO of Pinetree Capital Ltd., Mega Uranium Ltd., Brownstone Energy Inc., and a partner in DNTW Chartered Accountants LLP
Ronald Lang Director	Interconnect Ventures Corporation	2,055,081	Businessman and consultant to companies in the junior resource sector
Dwayne Melrose Director		Nil	Director, President, Chief Executive, Officer and Director of True Gold Mining Inc. (formerly Riverstone Resources Inc.)

Christopher Hebb has been Chairman of Cream since June 23, 2011.  Mr. Hebb's career includes substantial experience at a senior management level in investment management, expansion capital, private client wealth management, diamond exploration, consumer products, real estate development, steel manufacturing and fabrication, coal mining, and oil and gas exploration and production.  He is President and CEO of Cavell Capital Corporation, a Vancouver-based investment management company.

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

Angela Yap was appointed Chief Financial Officer on May 30, 2011.  Ms. Yap brings over 16 years of accounting and financial management experience.  She began her career at KPMG in the resource group auditing mining and forestry companies, and then transferred to KPMG’s tax group.  In 2003 Ms. Yap moved to private industry and has held successively senior positions, most recently as Director of Corporate Accounting with Anthem Properties Group.  Ms. Yap holds a Bachelor of Commerce degree from the University of British Columbia and is a Chartered Accountant.

Robin Merrifield, Director, is a Chartered Accountant with substantial international experience, gained in Canada, USA, Southern Africa and five Central Asian countries. Subsequent to his obtaining his professional designation at Deloittes in Cape Town, South Africa, he became the local group financial manager of a large UK shipping and industrial group. He has worked in the mining industry for more than 30 years where he has held a variety of executive financial positions. His corporate and operational experience, with both precious and base metals, was gained with the Anglo American group, Cameco, Uranium One, Centerra's predecessor company and other Canadian public companies. He is a Director of a number of junior exploration mining companies, and was previously an Executive Vice President of Uranium One, having also recently served as its CFO for four years.

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

Gerald Feldman, Director, is a Chartered Accountant and is the Vice-President of Corporate Development of Pinetree Capital Ltd. and the CFO of each of Pinetree Capital Ltd., Brownstone Ventures Inc. and Mega Uranium Ltd.

Ronald Lang, Director, is a businessman and consultant with over twenty years' experience working with companies in the junior resource sector.

Dwayne Melrose, Director, is a graduate of the University of Waterloo, Ontario and has over 30 years' experience as an exploration and mine geologist. He has been involved in all aspects of exploration from grass roots to the mine definition/feasibility stage and open pit mine geology. Mr. Melrose has worked globally with Cameco/Centerra's Gold companies' exploration departments spending over two decades in Canada, the USA, and Kazakhstan. He also served as Exploration Manager at the Kumtor Gold Mine in the Kyrgyz Republic where he was directly responsible for the discovery of the high grade SB Zone, significantly increasing the reserves and resources of the Kumtor Mine and extending its life of mine. Mr. Melrose served VP, Exploration, Minco Silver Corporation, where his responsibilities included managing the exploration program which increased and defined 157 million ounces of silver at the Fuwan project. Mr. Melrose then advanced Fuwan through the initial Preliminary Economic assessment stage to the completion of a successful and positive Feasibility Study. In addition Mr. Melrose also served as VP Exploration for Minco Gold Corporation, adding 1 million ounces to the resources (all categories) of the Changkeng gold property by December 31, 2008. Currently Mr. Melrose serves as the President, CEO and Director of TrueGold Mining Inc. (formerly Riverstone Resources Inc.).

Executive officers are appointed by the board of directors to serve until terminated by the board of directors or until their successors are appointed.  Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will declare his interest and abstain from voting on such matter.  All directors have a term of office expiring at the next AGM.

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.           Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2013;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2013;

(c)
Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)
Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2013.

The Company had three NEOs during the year.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2013.

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

The Company’s compensation policies and its stock option plan are intended to assist the Company in attracting, retaining and motivating directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire shares in the capital of the Company.

Option-Based Awards

The board of directors of the Company implemented a stock option plan, as amended (the “Plan”), effective June 23, 2011, which was approved by the TSX Venture Exchange and the shareholders of the Company on December 13, 2012, at the Company’s AGM on that date.  The number of shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under the TSX Venture Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

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

The Plan allows the board to impose vesting provisions and provides that, unless otherwise specified at the time of grant, all options shall vest and become exercisable in full immediately upon grant of such options.  However, as required by the policies of the Exchange, options granted to optionees performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of such options vesting in any three month period.

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

At March 31, 2013, and at June 27, 2013, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 10% of the issued and outstanding common shares at the respective dates, or 15,534,058.  A total of 9,235,000 stock options were outstanding at March 31, 2013 and June 27, 2013.

During the year ended March 31, 2013, and subsequent to March 31, 2013, there were no options granted or exercised.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, is as set out below:

					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($(3))	Total Compensation ($)
Frank A. Lang Former Chairman (retired)	2013	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2012	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2011	Nil	N/A	117,553	N/A	N/A	N/A	Nil	117,553
Michael E. O'Connor(4) President and CEO	2013	180,000	N/A	Nil	N/A	N/A	N/A	35,915	215,915
	2012	180,000	N/A	Nil	N/A	N/A	N/A	29,743	209,743
	2011	180,000	N/A	293,882	N/A	N/A	N/A	125,631(5)	599,513
Angela Yap (4)(5) CFO and Corporate Secretary	2013	37,422	N/A	Nil	N/A	N/A	N/A	7,453	44,875
	2012	66,667	N/A	104,427	N/A	N/A	N/A	19,000	190,094

					Non-Equity Incentive Plan Compensation ($)
NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Annual Incentive Plans	Long-term Incentive Plans	Pension Value ($)	All Other Compensation ($(3))	Total Compensation ($)
Shannon M. Ross (4)(5) Former CFO and Corporate Secretary	2012	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2011	55,411	N/A	Nil	N/A	N/A	N/A	Nil	55,411
	2010	30,062(6)	N/A	Nil	N/A	N/A	N/A	1,234(5)	31,296
(1)	Financial years ended March 31, 2011 , March 31, 2012 and March 31, 2013, respectively.
(2)
The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions:  stock price - $0.16-$0.23, exercise price - $0.16-$0.23, an option life of 5.0 years, a risk-free interest rate of 2.09-2.30% and a volatility of 104.44-113.50%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.

(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Represents salary paid through Quorum Management and Administrative Services Inc.
(5)	Ms. Ross resigned as CFO on May 30, 2011. Angela Yap was hired as CFO on May 30, 2011.

In the year ended March 31, 2013, $308,756 (2012 - $565,319; 2011 - $529,434) in management, administrative, geological and other services were provided by Quorum on a cost recovery basis to the various entities sharing certain personnel costs, office space, and overhead with the Company until August 31, 2012.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2013, for each NEO:

	Option-based Awards				Share-based Awards(3)
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(2) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Frank A. Lang(1)	100,000	0.12	February 12, 2014	Nil	N/A	N/A
	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Michael E. O'Connor	1,000,000	0.12	February 12, 2014	Nil	N/A	N/A
	1,000,000	0.38	March 4, 2016	Nil	N/A	N/A
Angela Yap	600,000	0.22	June 1, 2016	Nil	N/A	N/A
Shannon M. Ross(3)	Nil	0.50	N/A	N/A	N/A	N/A

(1)	Mr. Lang resigned from the Board on June 23, 2011.

(2)
This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2013, the end of the most recently completed financial year, which was $0.02, and the exercise price of the options.

(3)	Ms. Ross resigned as CFO on May 30, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2013, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Frank A. Lang	Nil(2)	N/A	N/A
Michael E. O’Connor	Nil (2)	N/A	N/A
Angela Yap	Nil(2)	N/A	N/A
Shannon M. Ross	Nil(2)	N/A	N/A
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

Termination and Change in Control Benefits

The Company and its subsidiaries have no contract, agreement plan or arrangement that provides for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities, with the exception of the following:

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

Director Compensation

On June 23, 2011 the board of directors approved a resolution to compensate all directors of the Company, with the exception of one non-independent director, Mr. O’Connor:

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

Payment of directors fees have been deferred as of Q2-2013 due to the company’s cash situation.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robin Merrifield	17,750	Nil	Nil	Nil	Nil	Nil	17,750
Sargent H. Berner	11,750	Nil	Nil	Nil	Nil	Nil	11,750
Gerald Feldman	12,000	Nil	Nil	Nil	Nil	Nil	12,000
Christopher Hebb	18,000	Nil	Nil	Nil	Nil	Nil	18,000
Dwayne Melrose	11,250	Nil	Nil	Nil	Nil	Nil	11,250
Ronald Lang	12,750	Nil	Nil	Nil	Nil	Nil	12,750

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2013 each director, excluding two directors whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Ferdinand Holcapek	100,000	$0.12	February 12, 2014	Nil	N/A	N/A
	800,000	0.38	March 4, 2016	Nil
Robin Merrifield	100,000	0.12	February 12, 2014	Nil	N/A	N/A
	400,000	0.38	March 4, 2016	Nil
Sargent H. Berner	100,000	0.12	February 12, 2014	Nil	N/A	N/A
	400,000	0.38	March 4, 2016	Nil
Gerald M. Feldman	400,000	0.38	March 4, 2016	Nil	N/A	N/A
Christopher Hebb	400,000	0.16	June 23, 2016	Nil	N/A	N/A
Dwayne Melrose	400,000	0.16	June 23, 2016	Nil	N/A	N/A
Ronald Lang	400,000	0.16	June 23, 2016	Nil	N/A	N/A

(1)
This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2013, the end of the most recently completed financial year, which was $0.02, and the exercise price of the options.

(2)	The Company does not have incentive plan awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2)(3) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Robin Merrifield	Nil	N/A	N/A
Sargent H. Berner	Nil	N/A	N/A
Gerald M. Feldman	Nil	N/A	N/A
Christopher Hebb	Nil	N/A	N/A
Dwayne L. Melrose	Nil	N/A	N/A
Ronald Lang	Nil	N/A	N/A

(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	9,235,000	$0.29	6,299,058
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	9,235,000	$0.29	6,299,058

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2013.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.           Board Practices

All directors of Cream at June 27, 2013 were elected at the December 13, 2012 AGM for a term of office expiring at the next AGM of Cream.  All officers have a term of office lasting until their removal or replacement by the board of directors.

An “independent” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “independent” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  The Board currently consists of seven directors, six of whom are independent based upon the tests for independence set forth in Canadian National Instrument 52-110.  Robin M. Merrifield, Sargent H. Berner, Gerald M. Feldman, Ronald Lang, Christopher Hebb and Dwayne Melrose are independent.  Michael E. O'Connor is not independent as he is the President and CEO of the Company.  Sargent Berner has received consulting fees for services through a private company, Kent Avenue Consulting Ltd. up to August 31, 2012, of which $23,469 is outstanding as at March 31, 2013.

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

Name	Position(s) with Company	Term of Office/Period of Service
Christopher H. Hebb	Chairman Director	Since June 23, 2011 Since June 23, 2011
Michael E. O’Connor	President Chief Executive Officer Director	Since October 2, 2008 Since October 2, 2008 Since October 2, 2008
Angela Yap	Chief Financial Officer Corporate Secretary	Since May 30, 2011 Since February 24, 2012
Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	Since October 10, 2001 to December 13, 2012 Since December 1999
Robin Merrifield	Director Chair, Audit Committee	Since September 21, 2004 Since September 21, 2004
Sargent H. Berner	Director Chair – Corporate Governance & Compensation Committee	Since January 23, 1996 Since January 23, 1996
Gerald Feldman	Director	Since December 21, 2010
Ronald Lang	Director	Since June 23, 2011 1989 to 2005
Dwayne Melrose	Director	Since June 23, 2011
Frank A. Lang	Non-Executive Chairman President & Chief Executive Officer Director	October 2, 2008 to June 23, 2011 October 12, 1966 to October 2, 2008 September 25, 2002 to October 2, 2008 October 12, 1966 to June 23, 2011
C. Douglas Lang	Director	May 30, 2006 to November 9, 2010
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 to November 8, 2010 September 25, 1997 to November 8, 2010
Shannon M. Ross	Chief Financial Officer & Corporate Secretary	January 31, 2000 to May 30, 2011

Audit Committee

Robin Merrifield, Gerald Feldman, and Christopher Hebb are the members of Cream’s audit committee.  The audit committee is appointed annually by the directors of Cream at the first meeting of the board held after Cream’s AGM.  Its primary function is to review the financial statements of Cream before they are submitted to the board for approval.  The audit committee is also available to assist the board if required with matters relating to the appointment of Cream’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

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

D.           Employees

At March 31, 2013, Cream had three employees, Michael O’Connor, the President and CEO, Angela Yap, the CFO, and Sherri Odribege, the Controller.  Cream Minerals de Mexico, S.A. de C.V., Cream’s subsidiary in Mexico has less than five employees and Mr. Holcapek is engaged as the Sole Administrator and  Director General providing geological and administrative services.

E.           Share Ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at March 31, 2013, all stock options held by the directors and members of senior management of the Company, including the number of common shares issuable upon the valid exercise of the options, the exercise price and expiration date of the options.

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of Cream and Subsidiaries
Christopher H. Hebb Non-Executive Chairman	400,000	Common	0.16	June 23, 2016
Frank A. Lang Former Non-Executive Chairman	100,000	Common	0.12	February 12, 2014
	400,000	Common	0.38	March 4, 2016
	500,000
Michael E. O’Connor President and Chief Executive Officer	1,000,000	Common	0.12	February 12, 2014
	1,000,000	Common	0.38	March 4, 2016
	2,000,000	Common
Angela Yap Chief Financial Officer	600,000	Common	0.22	June 1, 2016
Ferdinand Holcapek Sole Administrator, Subsidiary	100,000	Common	0.12	February 12, 2014
	800,000	Common	0.38	March 4, 2016
	900,000	Common
Robin Merrifield Director	100,000	Common	0.12	February 12, 2014
	400,000	Common	0.38	March 4, 2016
	500,000	Common
Sargent H. Berner Director	100,000	Common	0.12	February 12, 2014
	400,000	Common	0.38	March 4, 2016
	500,000	Common

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Gerald Feldman Director	400,000	Common	0.38	March 4, 2016
Ron Lang Director	400,000	Common	0.16	June 23, 2016
Dwayne Melrose Director	400,000	Common	0.16	June 23, 2016
Total Directors/Officers (10 persons)	6,600,000	Common
Total Employees/Consultants (persons)	9,235,000	Common	$0.12 to $0.38	February 12, 2014 to June 23, 2016
Total Directors/Officers/ Employees/ Consultants (17 persons)

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

To the knowledge of the directors and executive officers of the Company as at June 27, 2012, there are no holders of 5% or more of the common shares of Cream, except as set out below:

Name of Shareholder	Number of Shares held, directly and indirectly, at June 27, 2013	% of Issued and Outstanding Shares at June 27, 2013
Sprott Asset Management	11,446,300	7.37%
Pinetree Capital Ltd.	19,414,500	12.50%
Frank A. Lang	26,582,617	17.11%

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Cream’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Cream does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Cream is not directly or indirectly owned or controlled by a corporation or foreign government.  As of June 27, 2013 Cream had authorized an unlimited number of common shares without par value of which 155,340,582 were issued and outstanding.

As of June 27, 2013, there were 271 registered shareholders of record holding a total of 155,340,582 common shares of Cream.  To the best of Cream’s knowledge there were 82 registered shareholders of record with registered addresses in Canada, 183 shareholders of record with registered addresses in the United States and 6 shareholders of record with registered addresses in other countries holding approximately 153,592,973 (98.87%), 1,645,123(1.06%)

and 102,486 (0.07%) of the outstanding common shares, respectively.  Shares registered in the name of intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.           Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2013, except as noted below.

Commencing August 1, 2001 and ending August 31, 2012, management, administrative, geological and other services were provided by Quorum on a cost recovery basis to the various public entities sharing office space with the Company.  The Company has a 1/3 interest in Quorum and is using the equity method to account for its investment.  In September, the Company hired a Controller to take over the services that were provided by Quorum.   The three public companies have deferred dissolving Quorum and will maintain the company as inactive.  All transactions were conducted in an arms-length manner.  During the years ended March 31, 2013, 2012, and 2011, $312,556, $565,319, and $529,434 were paid to Quorum, respectively.  These totals include salaries and benefits and full cost recoveries for rent and other administrative costs. Consulting fees of $Nil (2012 - $22,500; 2011 - $30,000) were paid or are payable to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner.  These amounts were paid to Quorum which then paid Kent Avenue Consulting Ltd. as a function of the management and administrative services provided to the Company by Quorum.

Fees were paid or accrued to Fred Holcapek, a director of the Company until December 13, 2012 and the Sole Administrator and Director General of the subsidiary in Mexico, for administrative and geological services, for a total of $120,000 (2012 –$120,000; 2011 - $141,838).

The Company  held investments in public companies comprised of  shares of Emgold Mining Corporation, Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), each being companies with directors and management in common with the Company.  The Company also holds interests in the Stephens Lake Property (Trout Lake Claims) jointly with Sultan and ValGold.  The marketable securities held by the Company were sold in fiscal 2012.

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

The tables below list the high and low prices for common shares of the Company on the TSX Venture Exchange and the OTCBB to June 27, 2013 then the OTCQB, for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report (June 27, 2013):

TSX Venture Exchange: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2013 (to June 27, 2013)	0.05	0.01
2012	0.29	0.03
2011	0.48	0.14
2010	0.27	0.05
2009	0.14	0.06
2008	0.47	0.05

TSX Venture Exchange: CMA – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2013
First Quarter	0.05	0.01
Second Quarter (to June 27, 2013)	0.02	0.01

Calendar 2012
First Quarter	0.29	0.22
Second Quarter	0.25	0.09
Third Quarter	0.14	0.04
Fourth Quarter	0.14	0.03

Calendar 2011
First Quarter	0.48	0.20
Second Quarter	0.37	0.14
Third Quarter	0.24	0.14
Fourth Quarter	0.30	0.15

Month ended
June 30, 2013 (to June 27, 2013)	0.02	0.01
May 31, 2013	0.02	0.02
April 30, 2013	0.02	0.01
March 31, 2013	0.03	0.02
February 28, 2013	0.03	0.02
January 31, 2013	0.04	0.04

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on June 27, 2013, was Cdn$0.01, Cdn$0.01 and Cdn$0.01 respectively.  The Company’s common stock is issued in registered form.

OTCBB: CRMXF – Trading in US Dollars
	High	Low
	($)	($)
Annual
2013 (to June 27, 2013)	0.05	0.01
2012	0.30	0.03
2011	0.46	0.14
2010	0.27	0.05
2009	0.25	0.02
2008	0.51	0.02

OTCBB: CRMXF – Trading in US Dollars
	High	Low
	($)	($)
Calendar 2013
First Quarter	0.05	0.01
Second Quarter (to June 27, 2013)	0.02	0.01

Calendar 2012
First Quarter	0.30	0.20
Second Quarter	0.23	0.09
Third Quarter	0.14	0.04
Fourth Quarter	0.08	0.03

Calendar 2011
First Quarter	0.46	0.20
Second Quarter	0.39	0.13
Third Quarter	0.26	0.15
Fourth Quarter	0.28	0.14

Month ended
June 30, 2013 (to June 27, 2013)	0.01	0.01
May 31, 2013	0.01	0.01
April 30, 2013	0.01	0.01
March 31, 2013	0.01	0.01
February 28, 2013	0.02	0.02
January 31, 2013	0.04	0.04

The high, low and closing price of the Company’s common stock on the OTCBB on June 27, 2013, was Cdn$0.01, Cdn$0.01 and Cdn$0.01 respectively.  The Company’s common stock is issued in registered form.

B.           Plan of Distribution

Not applicable.

C.           Markets

The shares of Cream have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-CMA).  Since October 5, 1999, Cream’s shares have traded on the over-the-counter market (“OTC-BB”) in the United States  (symbol-CRMXF.OB) to July 26, 2012 at which time Cream’s shares are exclusively quoted on the OTCQB, (symbol CRMXF) an electronic trading platform operated by the OTC Markets Group Inc. They also trade on the Frankfurt Exchange under the symbol “DFL”.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

.

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

The Articles specify the number of directors shall be the number of directors fixed by shareholders annually, or the number that are actually elected at a general shareholders meeting.  Shareholders at the annual shareholders’ meeting determine the number of directors annually and all directors are elected at that time.  Under the Articles the directors are entitled between successive AGMs to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders’ meeting.  Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

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

The new form of articles adopted by the Company in June 2011 ("Articles") update some of the terminology therein as well as incorporating some of the more flexible provisions of the  BCA.  The major changes from the existing Articles are:  1. certain changes to the Notice of Articles, Articles and share structure may be able to be made by directors' resolution or ordinary resolution of the Company's shareholders, in each case as determined by the directors. A more detailed description of this changes is provided below; 2. the directors may, by directors' resolution, approve a change of name of the Company without the necessity for shareholder approval; 3. shareholder meetings may be held by electronic means; 4. the quorum for shareholder meetings is changed from two shareholders or proxyholders present to one shareholder present in person or represented by proxy; 5. shareholder meetings may, if authorized by directors' resolution, be held in jurisdictions outside British Columbia; and 6. the Chairman of a directors' meeting does not have a casting vote, in the event of an equality of votes.

Cream is subject to the policies of the TSX Venture Exchange (the “Exchange”) and compliance with Exchange policy may supersede powers granted to the Board pursuant to the Articles.

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

Cream has only one class of shares, common shares without par value of which an unlimited number are authorized and 155,340,582 are outstanding as of June 27, 2013.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

As discussed in Item 10.A, effective May 24, 2011, the Board of Cream adopted the Rights Plan which was implemented by way of the Rights Plan Agreement.  The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company. For more information on the Shareholder Rights Plan please see Item 10.A, Share Capital.

Insider Share Ownership Reporting

The articles of Cream do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to Cream’s shareholders.  There are no requirements under British Columbia corporate law to report ownership of shares of Cream but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide 3 days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Cream and governs matters typically pertaining to public securities such as continuous disclosure, quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters.

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

Passive Foreign Investment Company Considerations

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  Section 1297 of the Code defines a PFIC as a non-U.S. corporation if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Cream appears to have been a PFIC for the fiscal year ended March 31, 2013, and at least certain prior fiscal years.  In addition, Cream may qualify as a PFIC in future fiscal years.  Each U.S. Holders is encouraged consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder.

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

F.            Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the head office of the Company, Suite 890, 789 West Pender Street, Vancouver, British Columbia V6C 1H2, or on request of Cream at 604-687-4622.  Copies of Cream’s consolidated financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com during normal business hours.

I.           Subsidiary Information Cream Minerals de Mexico, S.A., de C.V.

Not applicable.

ITEM 11.            QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.           Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2013 and 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2013	March 31, 2012
U.S. Dollars
Cash and cash equivalents	$3,762	$146,487
Accounts payable and accrued liabilities	(17,777)	(14,137)
Mexican Pesos
Cash and cash equivalents	27,102	8,316
Value added taxes recoverable	11,806	497,865
Accounts payable and accrued liabilities	(3,219)	(10,881)

Based on the above net exposures at March 31, 2013, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $1,402 (2012 - $13,235), in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $3,569 (2012 - $49,529) in the Company’s loss from operations.

B.           Qualitative Information about Market Risk

Transaction Risk and Currency Risk Management

Cream’s operations do not employ financial instruments or derivatives.  The Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

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

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at March 31, 2013.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in short term cash GIC’s issued by a major Canadian chartered bank, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2013, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

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

The Company’s financial assets comprise cash, short-term investments, marketable securities and accounts receivable.  These financial instruments potentially subject the Company to credit risk.  The Company’s maximum exposure to credit risk as at March 31, 2013 is the carrying value of its financial assets.  The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in GIC’s issued by a major Canadian chartered bank.  Cash is held at a major Canadian Chartered Bank and the risk of default is considered to be remote.

(e)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 15 to the consolidated financial statements.

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

In the management of capital, the Company includes the components of total shareholders’ equity.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying assets.  To maintain or adjust the capital structure, the Company may issue new shares, issue debt or acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  In the fiscal year ended March 31, 2010, two private placements of common shares were completed that provided sufficient capital for over one year of operations, including a 20,292 metre drill program at Nuevo Milenio.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this form of financing due to a number of factors beyond its control.  The Company’s investment policy is to invest its excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

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

Exploration in fiscal 2013 was primarily conducted in Mexico, and its administrative operations are in Canada.  The Company’s operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures.  In the future, it will be necessary to do further equity or other forms of financing.  The funds are usually received in Canadian dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U.S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Exchange losses were incurred in fiscal 2013 of $1,053 on cash expenditures of $1.7 million, an amount primarily related to administrative and exploration activities in Mexico.

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

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures and internal controls over financial report (as defined in rules adopted by the SEC) as at March 31, 2013.  Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2013.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2013 that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16B.         CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management.  The Company’s Code of Ethics is filed as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2013, and to the date of filing of this Form 20-F.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2013	2012
Audit fees	$25,000	$57,500
Audit-related fee (1)	--	2,500
Tax fees	Nil	Nil
All other fees (2)	--	1,190
Total fees	$25,000	$61,690

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

During the year ended March 31, 2013, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 18.            FINANCIAL STATEMENTS

Not applicable.  See Item 17.

ITEM 19.            EXHIBITS

Financial Statements:

a.
Auditors’ Report on the consolidated statements of financial position as at March 31, 2013 and 2012 and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for years ended March 31, 2013, 2012 and 2011;

b.	Consolidated statements of financial position as at March 31, 2013 and 2012;
c.	Consolidated statements of operations and comprehensive loss for the years ended March 31, 2013, 2012 and 2011;
d.	Consolidated statement of changes in equity (deficiency) for the years ended March 31, 2013, 2012 and 2011;
e.	Consolidated statements of cash flows for years ended March 31, 2013, 2012 and 2011;
f.	Notes to the consolidated financial statements;
g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1
Consolidated Financial Statements for the Years Ended March 31, 2013, 2012 and 2011, including Management’s Responsibility for Financial Reporting and Auditors’ Report from Morgan & Company, Chartered Accountants

1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1***	2011 Stock Option Plan (10% Rolling), as approved by shareholders on June 23, 2011 and December 13, 2012
4.2****	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1***	List of subsidiaries
11.1*	Code of ethics
11.2*****	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*
A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.

B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.

*	These exhibits were included as exhibits to, and are incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2005.
**	This exhibit was previously filed via Form 6-K on EDGAR on December 9, 2005, was subsequently amended and filed via Form 6-K on EDGAR on February 6, 2006 and is incorporated by reference herein.
***	This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2008.
****	This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F/A with the Commission on May 26, 2010.
*****	This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2011.

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

DATED:     June 27, 2013