Form 20-F
period 2014-03-31
AGAVE SILVER CORP.
filed 2014-07-30
CIK 1066130

July 28, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF           1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014 (with other information to July 22, 2014, except where noted)

OR

☐       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

           Date of event requiring this shell company report

Commission file number 0-29870

AGAVE SILVER CORP.
(Exact name of Registrant as specified in its charter) BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) #1601-675 West Hastings Street Vancouver, British Columbia, Canada, V6B 1N2
(Address of principal executive offices)

Ronald M. Lang, President, CEO, and Director, (604) 687 4622, facsimile – (604) 687 4212, Suite 1601-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
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

Number of outstanding shares of Agave’s only class of issued capital stock as at March 31, 2014:

25,834,059 Common Shares Without Par Value

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

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated. On July22, 2014, the Bank of Canada noon rate for Canadian Dollars was U.S. $1.00: Cdn$1.0745 (see Item 4 for further historical exchange rate information). Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres (“km”)	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the U.S. dollar exchange rates, based on the noon rate at the Bank of Canada for the calendar years 2008 through 2013 and 2014 to date.

	To March 31, 2014	2013	2012	2011	2010	2009
End of Period	1.1055	1.0160	0.9975	1.0009	1.0054	0.9555
Average for Period	1.1033	1.0013	0.9939	1.0077	0.9710	0.8757
High for Period	1.1251	1.0281	1.0006	1.0583	1.0054	0.9716
Low for Period	1.0614	0.9783	0.9859	0.9430	0.9278	0.7692

	To July 22 2014	June 2014	May 2014	April 2014	March 2014	February 2014	January 2014

High	1.0794	1.0937	1.0973	1.1042	1.1251	1.1140	1.1171
Low	1.0620	1.0676	1.0837	1.0903	1.0966	1.0953	1.0614

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

4

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

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

A.            Selected Financial Data

The selected financial data of Agave Silver Corp. (“Agave” or the “Company”) for the years ended March 31, 2014, 2013 and 2012 was derived from the Company’s consolidated financial statements audited by Morgan LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein. The following constitutes selected financial data for Agave Silver Corp. for the last five fiscal years ended March 31, 2014, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2014, 2013, 2012 and 2011, and with as Canadian Generally Accepted Accounting Principles (“Cdn GAAP”) for the year 2010, which differs in certain respects from Generally Accepted Accounting Principles in the United States (“US GAAP”). Information based on previous Cdn GAAP and US GAAP is not comparable to information prepared in accordance with IFRS. The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17. On July 22, 2014, the noon buying rate as quoted by the Bank of Canada was 1.0745 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)		As at March 31,
Statement of Financial Position Data	2014	2013	2012	2011	2010
Total assets according to financial statements (IFRS)(1)	$ 135	$ 261	$ 1,415	$ 5,633	$ 987
Total liabilities	473	479	247	446	2,290
Share capital	33,755	33,067	32,590	32,110	24,653
Warrant reserve, share-based payment reserve, share subscriptions (Restated)	1,768	4,197	5,455	5,439	1,849
Deficit (IFRS) (Restated)	(35,861)	(37,482)	(36,877)	(32,362)	(27,721)

(Cdn$)
Period End Balances (as at)	2014	2013	2012	2011	2010
Working capital (deficiency)	$ (405)	$ (252)	$ 309	$ 4,433	$ (1,937)
Mineral property interests (IFRS)	--	--	97	484	455
Shareholders’ equity (IFRS)	(338)	(218)	1,168	5,186	(1,303)
Number of outstanding shares	25,834	15,534	15,264	14,946	6,472

No cash or other dividends have been declared.

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2014	2013	2012	2011	2010
Investment and other income	(51)	(4)	(41)	(14)	(5)
General and administrative expenses (including Share-based payments)	767	984	1,720	2,907	684
Exploration costs	484	717	2,763	1,702	379
Write-down of mineral property interests	--	97	441	13	227
Future income tax recovery	--	--	--	--	(21)
Net loss according to financial statements (IFRS)	(1,200)	(1,794)	(4,883)	(4,605)	(1,265)

Note:

(1)	Under IFRS applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry. Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

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

The tables below include the quarterly results for the years ended March 31, 2014 (“fiscal 2014”) and 2013 (“fiscal 2013”).

(Cdn$)	Year Ended March 31, 2014
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$ (50,253)	$ (8)	$ (17)	$ (226)	$ (50,504)
General and administrative expenses	144,757	327,086	161,644	133,082	766,569
Share-based payments	--	--	--	--	--
Write-down of mineral property interests	--	--	--	--	--
Exploration costs	72,129	193,495	78,015	139,916	483,555
Net loss according to financial statements	166,633	520,573	239,642	272,772	1,199,620
Net loss from continuing operations per common share	0.01	0.03	0.01	0.01	0.06

(Cdn$)	Year Ended March 31, 2013
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$ (1,194)	$ (1,082)	$ (365)	$ 14,844	$ 12,203
General and administrative expenses	263,611	246,302	304,072	166,364	964,349
Share-based payments	3,811	--	--	--	3,811
Write-down of mineral property interests	--	--	97,080	--	97,080
Exploration costs	145,306	208,554	137,525	225,801	717,186
Net loss according to financial statements	411,534	453,774	538,312	391,009	1,794,629
Net loss from continuing operations per common share	0.03	0.03	0.03	0.03	0.12

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Agave’s operations and industry which may have a material impact on Agave’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Financial Risk Factors

Agave has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition all of the Company’s projects have a financial statement value of zero. Agave has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and Agave has no prior years’ history of earnings or cash flow. Agave has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. Agave’s consolidated financial statements have been prepared assuming Agave will continue on a going-concern basis. Should funding not be obtained, this assumption will change and Agave’s assets may be written down to realizable values. Agave has incurred losses since inception (deficit at March 31, 2014, is $35,861,001), which casts doubt on the ability of Agave to continue as a going concern. Agave has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of Agave’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2014, Agave had working capital deficit of $404,648 compared to a working capital deficit of $251,609 at March 31, 2013. Working capital is defined as current assets less current liabilities.

Agave may be unable to obtain the funds necessary to expand exploration. Agave’s operations consist, almost exclusively, of cash consuming activities given that all of its mineral projects are in the early exploration stage. Agave has suspended exploration activities on all of its mineral properties. Agave will need to receive additional equity capital or other funding from the joint venture of one or more properties or the sale of one or more properties for the next year, and failing that, may cease to be economically viable. To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2015. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable. If Agave fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

Agave is continuously reviewing strategies for private placement equity financings as well as other forms of financing that would carry the Company through the next fiscal year. If a private equity financing were to be completed, it is expected that warrants may be included in the securities offered. Any such financings will result in dilution of existing shareholders.

Volatile gold and silver prices and external market conditions can cause significant changes in the Company’s share price because as the prices of precious metals increase or decrease, the economic viability of the mineral properties is affected. Agave has no history of mining or current source of revenue. The Company is exploring for silver and gold, and historically, the prices of the common shares of junior silver and gold exploration companies are very volatile. This volatility may be partly attributed to the volatility of silver and gold prices, and also to the success or failure of the Company’s exploration programs. Market, financial and economic factors not directly related to mining activities can also affect the Company’s ability to raise equity financing.

Below are the annual average, high and low prices of gold and silver from the year 2003 to 2013, and year 2014 to date.

Gold[1]

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1,011.25	712.50
2009	972.35	1,212.50	810.00
2010	1,224.53	1,421.00	1,058.00
2011	1,568.59	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013	1,411.23	1,693.75	1,195.25
2014 – (Jan – July 22)	1,293.87	1,385.00	1,221.00

Silver[2]

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2003	4.85	5.97	4.24
2004	6.65	8.29	5.50
2005	7.22	9.23	6.39
2006	11.57	14.94	8.83
2007	13.39	15.82	11.67
2008	15.02	20.92	8.88
2009	14.66	19.18	10.51
2010	20.16	30.70	15.14
2011	35.11	48.70	26.16
2012	31.15	37.23	26.67
2013	23.84	32.23	18.61
2014 (Jan-July 22)	20.17	22.05	18.76

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

Risks Associated with Mineral Exploration

Agave’s exploration efforts may be unsuccessful in locating viable mineral resources. Resource exploration is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

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

Agave’s projects have uncertain project realization values. Agave changed its accounting policy with respect to the deferral (capitalization) of exploration costs in fiscal 2009. The Company continues to defer (capitalize) acquisition costs incurred in connection with its projects on its balance sheet. Agave has written down all its properties to Nil. Although the current financial statement carrying value of each Company’s projects is zero, in the future the Company may have projects with positive financial statement carrying values. In such cases a diminution in the book value of shareholders’ equity would be the result.

Agave may not be able to market minerals if any are acquired or discovered by the Company due to factors beyond the control of the Company. The marketability of minerals that could in the future be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulation, including regulation relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

The Company’s exploration activities are subject to various laws governing land use, the protection of the environment, prospecting, development, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. Agave believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. The Company may be unable to obtain all permits required for exploration and development, and the costs of obtaining these permits may not be commercially reasonable. Existing laws and regulations may be modified, which could have an adverse effect on any exploration project that the Company might undertake.

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

Other Risk Factors

Agave is dependent on its ability to recruit and retain key personnel. The success of the activities of Agave is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. Agave does not maintain key employee insurance for any of its employees. Agave has relied on and will continue to rely on consultants and others for exploration, development and technical expertise. The ability of the Company to retain employees and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

Agave’s title to mineral property interests may be challenged. Although Agave has done a review of titles to its mineral interests, it has not obtained title insurance with respect to its properties and there is no guarantee of title. The Company has obtained a land title review and legal opinion by a Mexican law firm which affirmed Agave’s title to Nuevo Milenio. However, the mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Agave’s Canadian mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future. The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

Agave’s directors and officers serve as directors and officers of other publicly traded junior resource companies. Some of the directors of Agave serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors will be in direct competition with Agave. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ duties to Agave and their duties to the other companies on whose boards they serve, the directors and officers of Agave expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies.

Agave may not be able to insure certain risks which could negatively impact the Company’s operating results. In the course of exploration, development and production of mineral properties, certain risks, and in particular unanticipated geological and operating conditions as well as fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

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

Agave has been operating in Mexico, which has different risks than those of British Columbia, or Manitoba, Canada. Agave’s activities in Mexico may be subject not only to risks common to operations in the mining industry, but also to the political and economic uncertainties of operating in foreign jurisdictions, namely Mexico. This may result in misinterpretation of laws, unilateral modification of mining or exploration rights, operating restrictions, increased taxes or environmental regulation, any or all of which could have an adverse impact upon Agave. Agave’s operations may also be affected to varying degrees by political and economic instability, terrorism, crime, extreme fluctuations in currency exchange rates and inflation. Agave’s operations and exploration activities in Mexico are subject to Mexican federal and state laws and regulations governing protection of the environment. These laws are evolving and, as a general matter, are becoming more restrictive.

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

Risks Relating to an Investment in the Securities of the Company

Agave could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. Holders. Potential investors who are U.S. Holders (defined below) should be aware that Agave expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may have been a PFIC in prior fiscal years and may continue to be a PFIC in subsequent years. If Agave were to be treated as a PFIC, U.S. Holders of the Agave common shares would be subject to adverse U.S. federal income tax consequences, including a substantially increased U.S. income tax liability and an interest charge upon the sale or disposition of the Agave common shares and upon the receipt of distributions on the Agave common shares to the extent such distributions are treated as “excess distributions” under the U.S. federal income tax rules relating to PFICs. U.S. Holders could potentially mitigate such consequences by making certain elections with respect to the Agave common shares. U.S. Holders are urged to consult their tax advisors regarding Agave’s PFIC classification, the consequences to them if Agave is a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences. (See Item 10 Taxation -United States Tax Consequences).

Agave’s stock price may limit its ability to raise additional capital by issuing common shares. The low price of Agave’s common shares also limits Agave’s ability to raise additional capital by issuing additional shares. There are several reasons for this effect. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Agave’s shareholders pay transaction costs that are a higher percentage of their total share value than if Agave’s share price were substantially higher.

The liquidity of Agave’s shares in the United States markets may be limited or more difficult to effectuate because Agave is a “Penny Stock” issuer. Agave’s stock is subject to U.S. “Penny Stock” rules which make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks. Penny stocks are equity securities with a price of less than US$5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system.

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices, Agave’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in Agave’s shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stocks. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Agave, if a market for the shares should develop in the United States.

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

Market demand for products incorporating minerals in their manufacture fluctuates over time, resulting in a change of demand for the mineral and an attendant change in the price for the mineral. The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In the last decade, securities markets in the United States and Canada and internationally have experienced periods of high price and volume volatility, and the market prices of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s common shares in Canada, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock. The trading price of Agave’s shares has ranged between $0.05 and $4.80 in the last five calendar years.

Significant potential equity dilution. A summary of Agave’s diluted share capital at July 22, 2014 is as follows:

Number of Warrants	Exercise Price	Expiry Date

6,000,000	$0.25	October 3, 2015
4,300,000	$0.25	November 29, 2015
10,300,000

Agave had stock options outstanding (517,500 at March 31, 2014 and July 22, 2014), which are exercisable at prices ranging from $1.60 to $3.80 per share (retroactively adjusted to reflect share consolidation effective October 3, 2013) which are above the current market price for the Company’s shares. In the money options could be exercised prior to expiry while the higher priced options may not be exercised before expiry. In either case, the outstanding options could act as an upside damper on the price of Agave’s shares. There are no shares of Agave remaining subject to hold period restrictions in Canada or the United States as of March 31, 2014 as such hold restrictions have expired. At March 31, 2014 and at July 22, 2014 there were 10,300,000 warrants exercisable at an average price of $0.25. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Agave’s shares. Dilutive securities based on the trading range of Agave’s common shares at March 31, 2014, including the warrants and the stock options noted above, collectively represent approximately 42% of Agave’s issued shares as at March 31, 2014.

During the year ended March 31, 2014 the Company completed, in two tranches, a non-brokered private placement for total proceeds of $1,030,000. The private placement was entirely subscribed by insiders, directors and officers of the Company. The private placement consisted of the issuance of 10,300,000 units of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.08-1.18%, volatility factors ranging from 135.38% to 136.66% and an expected life of two years.

ITEM 4.        INFORMATION ON THE COMPANY

A.            History and Development of the Company

The Company’s executive office is located at:

Suite 1601-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

Telephone: (604) 687-4622

Facsimile: (604) 687-4212

Email: info@agavesilver.com

Website: www.agavesilver.com

The contact person in Vancouver, British Columbia, is Ronald Lang, President, CEO, and Director.

The mailing address of the Company is the Company’s executive office at the address noted above. Agave operates directly and also through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”). References to “Agave” or to “the Company” include Cream de Mexico except where otherwise indicated.

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “AGV.” Agave was quoted on the Over the Counter Bulletin Board in the United States under the symbol “CRMXF”, until July 26, 2012 at which time Agave’s shares began being exclusively quoted on the OTCQB, (also under the symbol “CRMXF”) an electronic trading platform operated by the OTC Markets Group Inc. On October 3, 2013 the symbol was changed to “ASKDF”. The Company’s common shares are also quoted on the Frankfurt market under the symbol “DFL”.

The Company was incorporated under the laws of the Province of British Columbia, Canada as Cream Silver Mines N.P.L. on October 12, 1966, with an authorized capital of 300,000 shares, each having a par value of $5.00. By Special Resolution passed on July 12, 1974, Agave cancelled its Memorandum and Articles and substituted a new Memorandum and Articles therefore providing for the limited liability of members and the increase of the authorized capital to 1,000,000 shares with a par value of $5.00 each. By Special Resolution passed September 24, 1987, Agave again altered its Memorandum, changing its name to Cream Silver Mines Ltd. in its English form and "Mines Cream Silver Ltee." in its French form and amending its authorized share capital to 3,000,000 common shares without par value. By Special Resolution passed September 15, 1994, Agave altered its Memorandum to consolidate its authorized and issued share capital of 3,000,000 common shares on a five-for-one basis into 600,000 common shares authorized, and issued common shares were consolidated from 1,870,794 common shares on a five-for-one basis into 374,158 common shares; to further increase its authorized capital to 50,000,000 common shares without par value (the "Common Shares"); and to change its name to Cream Minerals Ltd. Agave has been listed on the TSX Venture Exchange (the "TSX Venture"), formerly the Vancouver Stock Exchange (“VSE”), since June 3, 1970. The Company subsequently altered its Memorandum to increase its authorized capital to 50,000,000 common shares.

At Agave’s request, the VSE placed the Company on inactive status on August 12, 1994. Agave had requested inactive status in order to reorganize its affairs after the government of the Province of British Columbia placed Agave’s Vancouver Island mineral claims adjoining those of Westmin Resources Ltd. in moratorium, and refused to grant Agave a permit to explore these claims. The claims, in Strathcona Park on Vancouver Island, were placed in moratorium in connection with the Strathcona Park area being declared a provincial park in 1972. These actions by the provincial government left Agave with no viable project at the time and with little working capital. The claims currently remain in moratorium. Throughout the early to mid-1970s, Agave initiated several court cases seeking compensation for these claims. The matter was ultimately decided by a decision of the British Columbia Court of Appeal denying Agave’s right to compensation. Leave to appeal this decision to the Supreme Court of Canada was refused and Agave was then advised that it was without further legal recourse with respect to its Vancouver Island claims. The British Columbia Court of Appeal specifically overruled its previous decision in the Agave case. The Company reviewed its legal position in the light of this development, but has been advised that it remains bound by the previous decision.

Following Agave’s entry into inactive status, Agave embarked on a reorganization program that included a consolidation of its issued and outstanding share capital and subsequent increase of authorized capital (as described above); a restructuring of the board of directors and appointment of new officers; a review of its financial affairs which included completing two private placements for the issuance of a total of 68,000 units, each consisting of one common share and one warrant, at a price of $3.50 per unit, which raised a total of $231,000; and a review of its property holdings. During Agave’s inactive period, certain of its claim groups in British Columbia were allowed to lapse, and others were sold off. Following completion of this reorganization, Agave resumed active status on April 11, 1996.

Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). The Business Corporations Act (British Columbia) does not require a company’s Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares. Effective September 21, 2004, the Company altered the authorized capital of the Company from 50,000,000 shares without par value to an unlimited number of shares without par value. By Special Resolution effective June 23, 2011, shareholders approved the adoption of new articles for Agave. See Item 10B – Memorandum and Articles of Association.

Effective October 3, 2013, the Company completed a share consolidation on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share. The periods presented prior to the consolidation have not been retroactively adjusted to reflect this consolidation unless otherwise stated.

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

In 2001, Agave entered into an exploration program on Nuevo Milenio. Agave explored the property until the year ended March 31, 2005, at which time it wrote it down by $1,523,030 to a nominal carrying value of $1. No acquisition costs are associated with the property, as it was denounced (staked). In 2006, the Company re-commenced exploration.

On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would have allowed Roca to earn up to a 70% interest in the project. In order to acquire a 50% legal and beneficial interest in the Nuevo Milenio, Roca was to spend a cumulative US$12,000,000 for exploration work by July 24, 2013.

On April 30, 2010, the Company signed a letter of intent (“LOI”), pursuant to which it acquired an option from an arm's length party on the Las Habas Project, comprised of 336 hectares (“Ha”) located in the State of Sinaloa, Mexico. The LOI was for a period of three months. The proposed option agreement outlined in the LOI called for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production. On June 1, 2010, Agave filed an application to denounce approximately 700 hectares adjoining the Las Habas property. The Company let the LOI lapse and has not pursued title to the adjacent 700 Ha’s. On July 22, 2010, Roca notified the Company that it was not proceeding with the option agreement and the agreement was terminated.

On December 7, 2010, Agave agreed to a bought deal financing of $5 million with the provision of an overallotment of $1 million. The terms of the bought deal were $1.60 per unit with a full warrant exercisable at $2.40 for two years from the date of closing. The Company subsequently closed the bought deal financing on December 21, 2010, and received gross proceeds of $6 million.

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

The board of directors initiated a review of Agave’s strategic alternatives intended to maximize shareholder value and a Special Committee of independent directors (the “Special Committee”) was appointed in the first quarter of the fiscal year. Following completion of the Independent Mineral Resource the Board upon consideration of the poor market conditions and challenging financing environment for junior resource exploration companies determined that alternatives to potentially very dilutive equity financings be considered. The review includes, but is not limited to, the sale or strategic merger of the Company, the joint venture or sale of non-core assets, or the sale or joint venture of a primary asset.

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

The 2013 Report contains an updated independent mineral resource estimate on the Nuevo Milenio project (the “Mineral Resource Estimate”) and replaces in its entirety all previous resource estimates filed by Agave and the previous resource estimates can no longer be relied upon.

North America

British Columbia

The Goldsmith Property

Prior to May 6, 2013 the Company had a 100% interest in the Goldsmith Property (“Goldsmith”) (comprised of the Goldsmith and Lucky Jack Properties) located near Kaslo, British Columbia. Small scale underground mines operated on the property in the early 1900’s. Quartz veins are contained in the intrusive rocks and contain quantities of free gold. Higher grade gold mineralization was reported in the quartz veins which range in width from a few centimetres to five metres. The Company held an option to acquire a 100% interest in the Goldsmith property. The option agreement called for the issuance of 20,000 common shares (issued) and cash payments totaling $110,000 (paid) over six years. The optionors retain a 2% Net Smelter Royalty (NSR) on all metals. The Company was able to acquire 50% of the NSR for $1,000,000 upon commencement of commercial production or sooner.

The Company wrote down the carrying value of Goldsmith Property to $Nil in fiscal 2012 as there were no plans to continue exploration. During the year ended March 31, 2014, the Company transferred title to the Goldsmith and Lucky Jack properties to the optionors.

The Kaslo Property

The 100% owned 4,000 Ha Kaslo Silver Property (“Kaslo”), a silver target, hosts eleven historic high-grade silver mineralized zones within 14 kilometres of favourable horizon. Nine high-grade silver-lead-zinc mines operated on Kaslo at various times from 1895 to 1966. The property is located 12 kilometres west of Kaslo in southern British Columbia. The Company has no plans to conduct exploration work at this time.

Dr. Derek McBride, P.Geo, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

Manitoba

The Wine Property

Prior to April 22, 2013 the Company held a 100% interest in the Wine Claim (comprised of the Wine and Wine 1 claims) located approximately 60 kilometres south of Flin Flon, Manitoba. The Wine claim is a high grade nickel-copper target. During fiscal 2007 and in fiscal 2008, the Company entered into option agreements to acquire up to 100% interest in two mineral property interests in the Province of Manitoba, the Wine claims and the Grand Nickel Project. In March 2006, the Company entered into an option agreement, subsequently amended, to acquire 100% interest in the Wine Claim, MB 3964 and Wine 1 Claim (the “Wine” claims), all located approximately 60 km southeast of Flin Flon, Manitoba. The Company earned its interest by making payments totaling $105,000 (paid) and issuing 20,000 common shares over a 48-month period (issued). The Company also incurred required exploration expenditures on the property of $5,000 annually for four years. On completion of these obligations, the property was subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals. The Company had the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

During the year ended March 31, 2014 the Company sold the Wine Claim Property to the optionor for the amount of $50,000 cash.

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

The Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement. The property is located approximately 20 km north-east of Flin Flon, Manitoba. The option agreement provided for a cash payment of $100,000 ($40,000 paid) and the issuance of 40,000 shares (16,000 issued) over five years with a down payment of $10,000 (paid). The cash payments were to be made as follows: $10,000 on regulatory approval (paid), $10,000 on the first anniversary (paid), and $20,000 on each of the second (paid) to the fifth anniversary dates. The shares were to be issued as follows: 4,000 on regulatory approval (completed) and 4,000 on the first anniversary of regulatory approval (completed), and 0,000 common shares on each of the second (completed) to the fifth anniversary dates.

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

In November 2012 the Company elected not to make the required $20,000 option payment and issue 8,000 common shares to the optionor. Title to the Blueberry Property has since been transferred to the optionor. In addition, title to the Blue 1 to Blue 4 claims which were staked following the optioning of the Blueberry Property have been assigned to the optionor as these claims were appended to the original option agreement.

B.           Business Overview

General

(i)	Nature of Company:

Agave has historically been a mineral exploration company. The Company is currently focused on exploration and development of Silver-Gold properties. Agave has a Silver-Gold exploration property in Mexico and a portfolio of early-stage mineral exploration projects in British Columbia and Manitoba that may contain silver, gold, and other mineralization. These properties have been explored by a number of companies over the years, with further work being completed by Agave since their acquisition.

(i)	Principal Markets: Not Applicable.
(ii)	Seasonality: Not Applicable.
18

(iii)	Raw Materials: Not Applicable.
(iv)	Marketing Channels: Not Applicable.
(v)	Dependence: Not Applicable.
(vi)	Competitive Position: Not Applicable.
(vii)	Material Effect of Government Regulation: The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Nuevo Milenio Project, Mexico

Agave began exploring the Nuevo Milenio Silver-Gold Project in 2001. Exploration work continued to September 2011. Since that time the property has been on care and maintenance. Two limited drill programs were completed, one in 2003 and the second in 2006/2007. Agave began a significant diamond drill program on February 6, 2011, which ended in September 2011.

The Company has obtained an independent NI 43-101 Technical Report encompassing all historical data and the data acquired during the 2011 drill program.

The Company has no plans to complete further exploration work on its properties in the immediate future.

C.            Organizational Structure

The Company has one direct subsidiary, Cream Minerals de Mexico, S.A. de C.V., incorporated in Mexico. Unless the context otherwise requires, references herein to the “Company” or “Agave” includes the subsidiary of the Company.

D.            Property, Plant and Equipment

The Company has mineral exploration interests in two properties: the Nuevo Milenio Project (Mexico) and the Kaslo Property (British Columbia)

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

History of the Property

In 2000, Agave entered into an exploration program on Nuevo Milenio. Work on the property began in 2001 and until 2004 was focused on the Eastern rim of the caldera and associated areas. In the year ended March 31, 2005, the Company determined that it was not going to conduct further exploration on the property for the foreseeable future and as a result the property exploration costs were written down to a nominal carrying value of $1. Nuevo Milenio originally consisted of 4 lots encompassing 6927.8482 Ha’s. and was denounced in February 2000 by Arnoldo Carrera Gamboa on behalf of Agave. Titles to the lots were received in February 2001 with the agreements to transfer the lots to Agave signed in 2003 and registered with the Department of Mines with Agave as beneficiary. In June 2005, an application to reduce Nuevo Milenio Fraccion 1 and to drop CMM II was filed with the Department of Mines. The remaining lot comprised 2,560 Ha’s of the property. Since that time small lots contained within Nuevo Milenio have been denounced as the owners let their title lapse resulting in the increase the current size of 2,612.50 Ha’s.

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

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones. The project is hosted by a sequence of intermediate to felsic lithic tuffs, ash tuffs, ash flows and breccias - within a large collapsed caldera setting. The collapsed caldera is set in an area of Micocene volcanics. Younger rhyolite domes and basalt vents define volcanic centres along the Caldera rim. Three principal northwest trending zones have been identified on the property, Veta Tomas-Dos Hornos, Once Bocas North-Once Bocas South and Chacuaco-Cafetal.

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

In May of 2009, Agave outlined a revised, staged underground development plan. The intention was to stage underground diamond drilling and begin upgrading the inferred mineral resources to the measured and indicated categories as well as to add additional inferred mineral resources.

In support of the revised underground development plan, Agave initiated the required environmental studies, including biological, hydrological and land use, as well as a survey of the proposed area for the portal. The Company did not pursue completion of the environmental permits and negotiations to secure surface rights or commence work on a planned cross-cut due to the signing of an option agreement with Roca Mines Inc. (“Roca”) effective July 24, 2009.

In May 2009, Agave announced that a channel sample taken just inside a recently discovered historic Spanish working on Cerro Dos Pinos, which is located approximately 500 metres southeast of the high-grade silver-gold Veta Tomas vein, yielded assays of 0.95 g/t Au and 452 g/t Ag respectively.

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

Roca’s drill program consisted of approximately 1,000 metres of diamond drilling on Dos Hornos 1, Dos Hornos 2, Veta Tomas and Once Bocas. Five holes were drilled with the intention of twinning existing Agave holes. Drill results largely confirmed the results obtained by Agave.

2011 Exploration and Drilling Program

Agave began a diamond drill program on February 6, 2011. The 2011 drill program called for 10,000 metres of drilling with an option for a second 10,000 metres of drilling. The first 10,000 metres of drilling was completed in mid-May. The Company elected to exercise its option for the second 10,000 metres of drilling. The Company completed the drill program at Nuevo Milenio in late September 2011.

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

All data disclosed in this document was obtained from previously issued Agave news releases and the NI-43-101 Technical Report dated March 20, 2013 and filed on SEDAR on March 25, 2013. The 2013 Report and the Mineral Resource Estimate contained herein was prepared by or under the supervision of Al Workman, P.Geo., Vice-President of WGM, who is responsible for the Current Mineral Resource estimate for the Nuevo Milenio Project. Mr. Workman and senior WGM Associate, Mr. Derek McBride, P.Eng., who are the Independent Qualified Persons within the meaning of NI 43-101.

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

The 2013 Report contains an updated independent mineral resource estimate on the Nuevo Milenio project and replaces in its entirety all previous resource estimates filed by Agave. The previous resource estimates can no longer be relied upon.

Independent Mineral Resource Estimate Summary

The 2013 Report by WGM provides an estimate of the Mineral Resource Estimate on Agave’s Nuevo Milenio property with individual estimates for each of the Dos Hornos 1, Dos Hornos 2, Veta Tomas and Once Bocas North zones. These estimates incorporate both gold and silver mineralization and are based on the drill hole database spanning approximately 10 years of drilling. The estimates were prepared from a polygonal model using a C$:US$ exchange rate of par (1:1) and on the following metal prices in US dollars per ounce: Au at $1635.00 and Ag at $31.50 as established at the close of trading on February 7, 2013. Gold and silver assays and metal prices were also used to calculate equivalent-silver grades. WGM’s review of the assay data indicates that extreme high-grade assays (nuggets) are rare in the assay database. High grade silver assays were cut to 1,000 g Ag/t. No assay cutting was required for gold values. A minimum true thickness of 1.5 metres (5.7 feet) was imposed on intersections to qualify as Mineral Resources. WGM’s base case estimate of the Mineral Resources used a minimum cut-off grade of $75 contained value in silver and gold. The resources were estimated without consideration for metal recoveries and were classified in compliance with NI 43-101. The Mineral Resources for the project in accordance with WGM’s base case cut-off are summarized as follows.

Summary of Nuevo Milenio Project Mineral Resource Estimates

(using grade cut-off equivalent to US $75/tonne Au-Ag value)

Zone and Resource Class	Tonnes	Thickness (avg. m.)	Average Grade		Equivalent Silver Grade
			g Ag/t	g Au/t	Ageq (g/t)
Dos Hornos 1
Indicated Resources	268,116	4.80	164	0.66	198
Inferred Resources	80,594	4.60	155	0.75	194
Dos Hornos 2
Indicated Resources	335,887	7.92	124	1.00	175
Inferred Resources	183,107	5.79	107	1.00	164
Veta Tomas
Indicated Resources	278,967	5.70	173	0.87	199
Inferred Resources	156,185	4.76	126	0.82	166
Once Bocas North
Indicated Resources	223,783	8.95	112	0.63	145
Inferred Resources	117,949	9.68	119	0.70	155
All Zone Segments
Indicated Resources	1,106753	6.81	144	0.81	181
Inferred Resources	537,835	6.17	122	0.84	167

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

The 2013 Report and the Mineral Resource Estimate contained therein was prepared by or under the supervision of Al Workman, P.Geo., Vice-President of WGM, who is responsible for the Current Mineral Resource estimate for the Nuevo Milenio Project. Mr. Workman and senior WGM Associate, Mr. Derek McBride, P.Eng., who are the Independent Qualified Persons within the meaning of NI 43-101.

Measurement uncertainty and impairment assessments

Mineral resources estimates are inherently uncertain. See "Item 3D - Risk Factors - Risks Associated with Mineral Exploration".

Agave is in the exploration stage on its mineral property interests, and has expensed its exploration costs. The mineral property costs that are capitalized relate to mineral property acquisition costs. At March 31, 2014, the carrying value of mineral property interests was $Nil. To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property management has concluded that the fair values of the properties is at least equal to or greater than its book value.

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

Exploration Expenditures

Expenditures incurred by the Company on Nuevo Milenio in fiscal 2014 (fiscal 2013 numbers in parentheses) include the following: assays and analysis - $Nil ($2,624); drilling – $Nil ($Nil); geological and geophysical - $153,009 ($382,860); site activities - $279,513 ($302,995) and travel and accommodation- $10,926 ($17,707).

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

Exploration activities on the Kaslo properties have been planned and carried out under the supervision of Dr. Derek McBride, P.Geo and is the Company’s “Qualified Person” for the purpose of NI 43-101, “Standards of Disclosure for Mineral Projects”.

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

In October 2004 Agave commenced a diamond drill program on Kaslo. This two-hole drill program was designed to test the lateral and down dip extensions of the high grade silver mineralization found within the strongly faulted Silver Bear shear structure. Diamond drilling was suspended after attempts to drill through the highly mineralized fault zone were unsuccessful. The initial drill hole was abandoned at 34 metres when the drill proved incapable of coring the shear zone. A second steeper angled drill hole was successful in intersecting the hanging wall of the mineralized shear structure. However, the second hole did not penetrate the entire width of the shear zone and did not intersect the high-grade footwall mineralization.

Prior drilling by Agave in 1998 returned values up to 2,271 g/t silver over 0.51 metres within a 3.25 metre interval that assayed 390.05 g/t silver from drill hole 98SB-05. The highest silver values intersected in the previous drill program were obtained from the strongest part of the shear zone tested during that program. These step-out holes intersected what appears to be broader and more intense shearing that may be related to higher-grade silver values.

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

Geophysics

Since it acquired the property, Agave has completed 51.7 km of VLF-EM geophysical coverage over the mineralized Cork and Gold Cure Shear zones. The geophysical surveys clearly define the location and extent of the controlling shears, as they are very conductive by nature.

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

Black Bear Group of Claims

For a description of Agave’s interest in this property, see “Kaslo Silver Property” under Item 4 above.

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

The Liberty and Mastodon workings were on adjacent crown grants that were initially worked in 1899. Workings consist of eight or more short adits and shafts that explore two or more fissure-vein lodes striking northeast and in part conforming with the structure of the host metasediments. Exploration completed by Agave in 1997 on the adjacent Bismark Claims suggests that the Black Bear workings are probably hosted by the same shear structure that hosts the Cork-Province Mine. The Liberty and Mastodon workings are believed to be on parallel structures.

Agave completed a preliminary program of geological mapping, geochemical surveys, VLF electro-magnetometre surveys, a reconnaissance gravity geophysical survey, excavator trenching and 110 metres of diamond drilling in three short holes over the Black Bear Claims in 1998 and 1999. The trenching program successfully encountered several small massive sulphide bodies that were tested with three short, wide spaced, diamond drill holes. Sulphides were primarily pyrite, arsenopyrite and sphalerite containing low-grade silver values.

Black Fox Claims

In June 1998, Agave purchased a 100% interest in the Black Fox Claims located near Kaslo, British Columbia. The property comprises three crown-granted mineral claims: the Daisy, Black Fox and California. The former Black Fox mine workings are located on the Daisy Claim, immediately adjacent to the Cork-Province area on Agave’s Bismark Claims. The claims lie on the southwest extension of the Cork Shear zone.

There was no material work carried out on the property in fiscal 2003 or 2004 as Agave did not have sufficient working capital to conduct a full-scale exploration program on the properties that make up Kaslo. As a result, in 2003, Agave wrote down deferred acquisition and exploration costs to a nominal carrying value of $1 to reflect the extended period of inactivity on the property. The claims remain in good standing and the property is considered a long-term asset of the Company. Exploration costs incurred since the year ended March 31, 2005, to March 31, 2008 of $162,099 have been expensed. Additional costs of $359 were expensed in fiscal 2009. The property was written down to $Nil during fiscal 2012.

Proposed Exploration

No significant exploration work is proposed for fiscal 2015.

Dr. Derek McBride, has supervised the Company’s Canadian exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

Goldsmith Property, British Columbia

During the year ended March 31, 2014, the Company transferred title to the Goldsmith and Lucky Jack properties to the optionors.

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

Wine Nickel-Copper Property, Manitoba

During the year ended March 31, 2014 the Company sold the Wine Claim to the optionor for the amount of $50,000 cash.

Capital Expenditures and write-downs

Agave’s principal capital expenditures and write-downs over the two fiscal years ended March 31, 2014 and 2013, are as follows:

Year	Mineral Property Acquisitions	Equipment Acquisitions	Mineral Property Write-downs
2014	$ --	$ --	$ -
2013	--	--	97,080

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	Nuevo Milenio	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties	Casierra Property, Sierra Leone	Total

2014	$ 443,448	$ 40,107	$ Nil	$ Nil	$ Nil	$ 483,555
2013	706,186	7,065	Nil	3,935	Nil	717,186
2012	2,721,792	39,027	Nil	2,300	Nil	2,763,119
2011	1,614,295	580	80,019	7,256	Nil	1,702,150
2010	245,753	(19,108)	(15,120)	143,038	24,510	379,073

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

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Agave for the years ended March 31, 2014 and 2013 and the related notes thereto. Agave’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

Agave is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of Agave’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended March 31, 2014 and 2013.

Recent accounting pronouncements

A summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 2 (p) of the Company’s consolidated financial statements for the years ended March 31, 2014 and 2013.

A.            Operating Results

Year Ended March 31, 2014 (“fiscal 2014”), Compared to Year Ended March 31, 2013 (“fiscal 2013”)

In fiscal 2014, Agave incurred a loss of $1,199,620, a loss per common share of $0.06, compared to a loss $1,794,629, a loss of $0.12 per common share in fiscal 2013.

Exploration costs of $483,555 were incurred in fiscal 2014, compared to $717,186 in fiscal 2013, contributing to the loss in each year. Expenditures in fiscal 2014 by project area, with comparative figures for fiscal 2013 in parentheses are as follows: Kaslo, British Columbia - $40,107 ($7,065); Manitoba Properties, Manitoba - $Nil ($3,935) and Nuevo Milenio, Mexico - $443,448 ($706,186).

Total expenses other than exploration costs and write-down of exploration and evaluation assets totaled $766,569 in fiscal 2014, compared to $968,160 in fiscal 2013. Significant differences between the levels of expenditures in the two fiscal years include the following:

General and administrative expenses, consisting of depreciation, office and administration, travel and conferences decreased from $134,585 to $56,916 in expenses. Rent, office expenses and other overhead costs decreased as Agave relocated to smaller space and no longer uses Quorum Management and Administrative Services Inc. (“Quorum”) for these services. Accruals made in prior periods were adjusted for in this year, which offset some of the expenses incurred during the year.

Professional fees, which include legal, accounting and audit fees, increased from $154,245 to $174,741 primarily as a result of increased legal fees related to the reorganization of the Company effective October 3, 2013.

Salaries and benefits decreased marginally from $395,947 to $394,530. Although there was an increase due to a severance payment to the former President and CEO, this increase was offset by a lower salary to the current President and CEO.

Shareholder communications decreased from $193,257 to $95,860, due to the decreases in salary and services related to investor relations, advertising costs and news release disseminated due to decreased activity and the Company closely monitoring treasury.

Share-based payments decreased from $3,811 to $Nil. There were no options granted during the years ended March 31, 2014 or 2013. The 2013 expense incurred was due to the vesting of options granted earlier.

Write-downs on exploration and evaluation assets decreased from $97,080 to $Nil. During the year ended March 31, 2012 the Company wrote down the majority of its remaining Canadian properties, Goldsmith, Stephens and Wine. The Blueberry property was the only property that was not written down until fiscal 2013, which is when the Company terminated its option. The carrying value of the Company’s exploration and evaluation assets is $Nil.

Agave conducted most of its exploration activities in Mexico and in Canada in fiscal 2014, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions. The Company had a foreign exchange loss of $6,022 in fiscal 2014, compared to a foreign exchange loss of $1,053 in fiscal 2013. The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Fiscal 2013 Compared to Year Ended March 31, 2012 (“fiscal 2012”)

In fiscal 2013, Agave incurred a loss of $1,794,629, a loss per common share of $0.12, compared to a loss $4,883,290, a loss of $0.32 per common share in fiscal 2012.

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

Agave conducted most of its exploration activities in Mexico and in Canada in fiscal 2013, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $1,053 in fiscal 2013, compared to a foreign exchange loss of $12,638 in fiscal 2012.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

B. Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2014

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

At March 31, 2014, the Company had a working capital deficit of $404,648, defined as current assets less current liabilities, compared with a working capital deficit of $251,609 at March 31, 2013. The Company’s consolidated financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days, it is recorded as a short-term investment.

Operations for the year ended March 31, 2014, have been funded primarily from the issuance of common shares by way of Private Placement to insiders, officers and directors.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company’s subsidiary is a Mexican incorporated corporation. There are no currency restrictions on the transfer of funds from Mexico to Canada. The Company has no source of operating cash flow and has a history of operating losses. Agave has no revenue from operations and all of its mineral property interests are in the exploration or development stages. The Company does not expect to receive significant revenue from operations at any time in the near future, and Agave has had no prior years’ history of earnings or operating cash flow. Neither Agave nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Investing Activities

As at March 31, 2014, Agave has capitalized $Nil (2013 - $Nil).

Capital Resources

As discussed above, at March 31, 2014, Agave’s working capital deficit was $404,648 compared to a working capital deficit of $251,609 at March 31, 2013. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company does not have sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing. The Company will select whichever funding options are available and are in the best interest of the shareholders.

At March 31, 2014, the Company had 25,834,059 common shares issued and outstanding

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

2014

Effective October 3, 2013, the Company completed a share consolidation on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share. The periods presented prior to the consolidation have been retroactively adjusted to reflect this consolidation unless otherwise stated.

During the year ended March 31, 2014 the Company completed, in two tranches, a non-brokered private placement for total proceeds of $1,030,000. The private placement was entirely subscribed by insiders, directors and officers of the Company. The private placement consisted of the issuance of 10,300,000 units of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.08-1.18%, volatility factors ranging from 135.38% to 136.66% and an expected life of two years.

2013

On April 13, 2010, the Company completed a private placement of a total of 2,296,321 units at a price of $0.70 per unit for gross proceeds of $1,607,425. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $1.00 for a period of 12 months from the date of issue of the warrant and at a price of $1.50 for the remaining 12-month period. Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof. A cash commission of $59,185 was paid, and a total of 14,400 finder's units were issued. The finder's units have the same terms as the units. The finder’s warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.15%-1.98%, volatility factors of 94%-131% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $659,782.

If the Company's common shares trade at or above $3.00 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice. Mr. Frank A. Lang, a former President and director and the former Non-Executive Chairman of the Company who resigned subsequent to the fiscal year end, acquired 510,000 units in the private placement for the subscription price of $357,000.

On December 21, 2010, the Company completed a bought deal financing of a total of 3,750,000 units at a price of $1.60 per unit for gross proceeds of $6,000,000. Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $2.40 per common share until December 21, 2012, provided that if after four months and one day following the Closing Date, the closing price of the common shares of the Company traded on the TSX Venture Exchange, close at a price in excess of $6.00 per common share for 20 consecutive days, the Company will be able to accelerate the expiry of the warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the warrants. The share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.64%, volatility factors of 102.24% and an expected life of 2 years. The total value ascribed to the share purchase warrants was $2,073,168.

Compensation was paid to certain eligible arms-length parties in an amount equal to 8% of the total proceeds raised from the sale of the units to subscribers, and payable in cash. A cash commission of $480,000 was paid, and a total of 375,000 finder's units were issued. Each finder’s warrant entitles the warrant holder to acquire one common share and warrant at a price of $1.60 until December 21, 2012. The warrant entitles the holder to acquire an additional warrant at a price of $2.40 until December 21, 2012. The finder’s warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.33%-1.64%, volatility factors of 97.46%-102.24% and an expected life of 2 years. The total value ascribed to the finder’s warrants was $755,565.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Options and Warrants

In April 2010, the Company issued 2,296,321 share purchase warrants relating to a private placement. Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable at $1.00 in the first 12 month period, and $1.50 in the remaining 12 month period. Finder’s warrants totaling 14,400 were awarded in relation to the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers. If the Company's common shares trade at or above $3.00 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice. The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

On December 21, 2010, the Company issued 3,750,000 share purchase warrants relating to a private placement. Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable at $2.40. Finder’s warrants totaling 375,000 were awarded in relation to the financing. The finder’s warrants entitle the holder to acquire one common share and warrant at a price of $1.60 until December 21, 2012. The warrant entitles the holder to acquire an additional warrant at a price of $2.40 until December 21, 2012. The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months. Following expiry of the four month hold period, if the closing price of the common shares of the Company traded on the TSX Venture Exchange, close at a price in excess of $6.00 per common share for 20 consecutive days, the Company will be able to accelerate the expiry of the warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the warrants.

During the year ended March 31, 2011, the Company granted a total of 657,500 incentive stock options to directors, officers, employees and consultants of the Company exercisable over a five year period expiring March 4, 2016 valued at a price of $3.80 per share using the Black-Scholes valuation model, in accordance with the Company’s 10% rolling stock option plan.

Financing Activities

Further financing will be required for general and administrative costs. This could involve joint venture, equity financing, sale of assets, or other forms of financing.

Going Concern

At March 31, 2014, the Company has a working capital deficit. Additional financing is required.

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

Plans for Fiscal 2015

The Board of Directors has and will continue the review of all available strategic alternatives intended to maximize shareholder value.

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

Contractual Obligations in 2015

See Item 5 (d) for a table of contractual obligations at March 31, 2014.

Trend information

Agave Minerals

As a mineral resource exploration company, Agave’s activities are mainly in response to metal prices and the availability of equity financings. Historically Agave has strategically focused its exploration activities on potential silver and gold projects. The recent trend for metal prices has been somewhat volatile for gold and silver. The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals over the period from 1999 to 2004. Beginning in 2004 prices for both gold and silver began a sustained increase in price that has largely persisted through mid-2012, at which time prices began to decline. However, during the period from 2004 and, in particular, from the 2008 financial crisis onward, such financing has been available periodically. The factors cited above have acted to restrict the availability of funding at certain times.

Agave’s Management and board of directors are not financial or commodity analysts and therefore cannot and should not forecast prices for silver and gold. Management and the directors do monitor silver and gold industry trends, specifically demand supply data and believe that the silver and gold markets should continue to experience positive fundamentals. As such Agave will continue to advance its silver-gold properties, subject to available funds.

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

D.            Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2014:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Agave’s rights to a particular property.

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITeM 6.        Directors, senior management and employees

A.            Directors and Senior Management

The following table lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. Mr. Ronald Lang was appointed President and Chief Executive Officer on October 3, 2013, and Ms. Angela Yap was appointed Chief Financial Officer on May 30, 2011. . Ms. Shannon Ross resigned as Chief Financial Officer on May 30, 2011. Mr. Gerald Feldman was appointed as a director on December 21, 2010. Mr. Christopher Hebb, Mr. Ronald Lang and Mr. Dwayne Melrose were appointed directors on June 23, 2011. Mr. Frank Lang resigned as a director of the Company on June 23, 2011. Mr. Ferdinand Holcapek did not stand for re-election at the Company’s December 13, 2012 AGM. Messrs. O’Connor, Hebb, Berner, Feldman, Merrifield and Melrose did not stand for re-election at the Company’s September 27, 2013 AGM, at which time Mr. Benjamin Ainsworth and Dr. A. Darryl Drummond were appointed. On July 7, 2014 Dr. Drummond retired and on July 8, 2014 Dr. Derek McBride and Mr. Robert Paul were appointed.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 22 2014	Principal Business Activities Outside the Company
Ronald M. Lang President and Chief Executive Officer	None	2,205,355	Businessman and consultant to companies in the junior resource sector
Angela Yap CFO	None	3,500	None
Benjamin Ainsworth Director	Alpha Exploration Inc. Canyon Copper Corp. Dajin Resources Corp. Interconnect Ventures Corporation	4,300	Exploration company executive.
Derek McBride Director(1)	None	Nil	Consulting Geologist
Robert Paul(1)	None	Nil	Corporate Communications Professional

(1)	Dr. Derek and McBride and Robert Paul were appointed to the Board on July 8, 2014 and Dr. A. Darryl Drummond retired from the Board on July 7, 2014.

Ronald M. Lang has been President and Chief Executive Officer since October 2013. Mr. Lang is a businessman and consultant with over twenty years' experience working with companies in the junior resource sector.

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

Benjamin Ainsworth, M.A. (Oxon), F.G.S., P.Eng, BC, is a director of the Company. Mr. Ainsworth graduated with an Honours Degree in Geology in 1962. After coming to Canada in 1965, he worked with a major mining house (Placer Development Ltd) based in Vancouver for more than 20 years before starting his own international minerals consultancy. He serves on the board of several junior mining companies and works with a wide range of metals and mineral commodities.

Dr. Derek McBride, P.Eng. (Ontario/British Columbia) graduated from the Haileybury School of Mines with a diploma in mining technology, obtained B.Sc. and M.Sc. Degrees in geological engineering from Queen’s University, and a Ph.D. in geology from the University of New Brunswick. Dr. McBride has taught at St. Francis Xavier University, and for the past 35 years worked throughout the world in mineral exploration, authoring reports on mineral deposits in 16 countries.

Robert Paul has worked within the Canadian mineral industry for over 20 years, serving as a director and corporate communications professional for numerous TSX Venture listed companies.

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

B.            Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2014;
(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2014;
(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2014.

The Company had three NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2014.

Compensation of Directors and NEOs

The Company’s Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company’s directors and senior management. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The independent directors exercise their responsibilities for independent oversight of management through a strong CGCC. The Board has appointed Dr. A. Darryl Drummond as Chairman of the Corporate Governance and Compensation Committee to assist the Board in being effective, cohesive and independent from management.

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

Option-Based Awards

The board of directors of the Company implemented a stock option plan, as amended (the “Plan”), effective September 23, 2013, which was approved by the TSX Venture Exchange and the shareholders of the Company on September 23, 2013, at the Company’s AGM on that date. The number of shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 2,723,500 shares of the Company. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant. ..

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

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as an incentive for performance, and as an opportunity to participate in the success of Agave. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options are exercisable over periods of up to ten years as determined by the board of directors of Agave and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Agave and its subsidiaries or employees of companies providing management services to Agave or its subsidiaries.

At March 31, 2014, and at July 22, 2014, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 2,723,500 of the issued and outstanding common shares at the respective dates. A total of 517,500 stock options were outstanding at March 31, 2014 and July 22, 2014.

During the year ended March 31, 2014, and subsequent to March 31, 2014, there were no options granted or exercised.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, is as set out below:

NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($(3))	Total Compen-sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Ronald M. Lang President and CEO	2014	15,000	N/A	Nil	N/A	N/A	N/A	6,250	36,250
	2013	Nil	N/A	Nil	N/A	N/A	N/A	12,750	12,750
	2012	Nil	N/A	50,174	N/A	N/A	N/A	8,500	58,674
Michael E. O'Connor(4) President and CEO	2014	52,500	N/A	Nil	N/A	N/A	N/A	144,159	196,659
	2013	180,000	N/A	Nil	N/A	N/A	N/A	35,915	215,915
	2012	180,000	N/A	Nil	N/A	N/A	N/A	29,743	209,743
Angela Yap (4) CFO and Corporate Secretary	2014	64,485	N/A	Nil	N/A	N/A	N/A	23,705	88.190
	2013	37,422	N/A	Nil	N/A	N/A	N/A	7,453	44,875
	2012	66,667	N/A	104,427	N/A	N/A	N/A	19,000	190,094
(2)	Financial years ended March 31, 2012, March 31, 2013 and March 31, 2014, respectively.
(3)	The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $1.60-$2.30 (post-consolidation), exercise price - $1.60-$2.30, an option life of 5.0 years, a risk-free interest rate of 2.09-2.30% and a volatility of 104.44-113.50%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.
(4)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(5)	Represents salary paid through Quorum Management and Administrative Services Inc.

In the year ended March 31, 2014, $(40,456)- (2013- $312,556; 2012 - $565,319) in management, administrative, geological and other services were provided by Quorum on a cost recovery basis to the various entities sharing certain personnel costs, office space, and overhead with the Company until August 31, 2012.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2014, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Ronald M.. Lang	40,000	1.60	June 23, 2016	Nil	N/A	N/A
	20,000	3.80	March 4, 2016	Nil	N/A	N/A
Michael E. O'Connor	100,000	3.80	October 3, 2014	Nil	N/A	N/A
Angela Yap	60,000	2.20	June 1, 2016	Nil	N/A	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2014, the end of the most recently completed financial year, which was $0.06, and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2014, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Ronald M.. Lang	Nil(2)	N/A	N/A
Michael E. O’Connor	Nil (2)	N/A	N/A
Angela Yap	Nil(2)	N/A	N/A

Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

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

The contract of Michael E. O’Connor provides for payment to Mr. O’Connor of a minimum severance allowance if the Company should terminate the employment agreement without cause or Mr. O’Connor should terminate the agreement for good cause. The minimum severance allowance would be calculated as one year’s salary as in effect as at the termination date plus Mr. O’Connor’s average annual bonus, calculated as the average of the annual bonus, if any, paid for the three years prior to the termination date, and benefits will be covered, other than disability insurance coverage or comparable alternate benefits, for the same period as the severance. Additionally, the contract provides for payment to Mr. O’Connor of the same severance allowance in certain circumstances in the event of an acquisition or change of control by another company or other similar form of transaction. Mr. O’Connor’s employment was terminated effective October 3, 2013 and a lump sum payment in the amount of $132,750 was negotiated as severance. This amount included $37,500 in salary that had been deferred. In addition, options previously granted, as well as inclusion in the Company’s extended health plan, have been extended for a one year period, to terminate effective October 3, 2014.

The contract of Ms. Yap provides for the same terms as Mr. O’Connor except that Ms. Yap’s contract is with both Agave and Quorum.

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

Payment of directors’ fees have been deferred as of Q2-2013 due to the company’s cash situation.

Effective September 27, 2013 the Company has ceased payment or accrual of directors’ fees.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robin Merrifield	8,500	Nil	Nil	Nil	Nil	Nil	8,500
Sargent H. Berner	4,000	Nil	Nil	Nil	Nil	Nil	4,000
Gerald Feldman	6,000	Nil	Nil	Nil	Nil	Nil	6,000
Hebb, Christopher	8,750	Nil	Nil	Nil	Nil	Nil	8,750
Melrose, Dwayne	5,000	Nil	Nil	Nil	Nil	Nil	5,000
Drummond, A. Darryl	9,000	Nil	Nil	Nil	Nil	Nil	9,000
Ainsworth, Benjamin	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2014 each director, excluding two directors whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Drummond, Darryl	Nil	N/A	N/A	N/A	N/A	N/A
Ainsworth, Benjamin	Nil	N/A	N/A	N/A	N/A	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2014, the end of the most recently completed financial year, which was $0.06, and the exercise price of the options.
(2)	The Company does not have incentive plan awards in place other than option-based awards.
42

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2014, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2)(3) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Robin Merrifield	Nil	N/A	N/A
Sargent H. Berner	Nil	N/A	N/A
Gerald M. Feldman	Nil	N/A	N/A
Christopher Hebb	Nil	N/A	N/A
Dwayne L. Melrose	Nil	N/A	N/A
(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	517,500	$3.44	2,206,000
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	517,500	$3.44	2,206,000
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2014.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C. Board Practices

All directors of Agave at July 14, 2014 were elected at the September 27, 2013 AGM for a term of office expiring at the next AGM of Agave. All officers have a term of office lasting until their removal or replacement by the board of directors.

An “independent” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “independent” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. The Board currently consists of seven directors, six of whom are independent based upon the tests for independence set forth in Canadian National Instrument 52-110. Benjamin Ainsworth and A. Darryl Drummond are independent. Ronald Lang is not independent as he is the President and CEO of the Company. A. Darryl Drummond has received consulting fees for services through a private company, Quad D Consulting Ltd., of which $5,000 is outstanding as at March 31, 2014.

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

There are no director’s services contracts with the Company providing for benefits upon termination of employment except for benefits to Mr. O’Connor as set out under “Termination and Change of Control Benefits” above. Agave and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control. There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Other than as disclosed in related party transactions, fees payable to directors as disclosed above under "Director Compensation", and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
Christopher H. Hebb	Chairman Director	June 23, 2011 to September 27, 2013 June 23, 2011 to September 27, 2013
Michael E. O’Connor	President Chief Executive Officer Director	October 2, 2008 to October 3, 2013 October 2, 2008 to October 3, 2013 October 2, 2008 to September 27, 2013
Angela Yap	Chief Financial Officer Corporate Secretary	Since May 30, 2011 Since February 24, 2012
Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V.	Since October 10, 2001 to December 13, 2012 Since December 1999
Robin Merrifield	Director Chair, Audit Committee	September 21, 2004 to September 27, 2013 September 21, 2004 to September 27, 2013
Sargent H. Berner	Director Chair – Corporate Governance & Compensation Committee	January 23, 1996 to August 12, 2013 January 23, 1996 to August 12, 2013
Gerald Feldman	Director	December 21, 2010 to September 27, 2013
Ronald M. Lang	President and Chief Executive Officer Director	Since October 3, 2013 Since June 23, 2011 1989 to 2005
Dwayne Melrose	Director	June 23, 2011 to September 27, 2013
Frank A. Lang	Non-Executive Chairman President & Chief Executive Officer Director	October 2, 2008 to June 23, 2011 October 12, 1966 to October 2, 2008 September 25, 2002 to October 2, 2008 October 12, 1966 to June 23, 2011
C. Douglas Lang	Director	May 30, 2006 to November 9, 2010
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 to November 8, 2010 September 25, 1997 to November 8, 2010
Shannon M. Ross	Chief Financial Officer & Corporate Secretary	January 31, 2000 to May 30, 2011

Audit Committee

Ronald Lang, Benjamin Ainsworth and Robert Paul are the members of Agave’s audit committee. The audit committee is appointed annually by the directors of Agave at the first meeting of the board held after Agave’s AGM. Its primary function is to review the financial statements of Agave before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of Agave’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Messrs. Lang, Ainsworth and Drummond. The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board, and senior executives and making recommendations as to their compensation.

D. Employees

At March 31, 2014, Agave had three employees, Ronald Lang, the President and CEO, Angela Yap, the CFO, and Sherri Odribege, the Controller. Cream Minerals de Mexico, S.A. de C.V., Agave’s subsidiary in Mexico has less than five employees and Mr. Holcapek is engaged as the Sole Administrator and Director General providing geological and administrative services.

E. Share Ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at March 31, 2014, all stock options held by the directors and members of senior management of the Company, including the number of common shares issuable upon the valid exercise of the options, the exercise price and expiration date of the options.

Name and Title of Optionholder	Number of Shares Underlying Options(1)	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of Agave and Subsidiaries
Frank A. Lang Former Non-Executive Chairman	40,000	Common	3.80	March 4, 2016
Ronald M. Lang, President and Chief Executive	40,000	Common	1.60	June 23, 2016
Angela Yap Chief Financial Officer	60,000	Common	2.20	June 1, 2016
Ferdinand Holcapek Sole Administrator, Subsidiary	80,000	Common	3.80	March 4, 2016
Total Directors/Officers (4 persons)	220,000	Common
Total Employees/Consultants (persons)	517,500	Common	$1.60 to $3.80	March 4, 2016 to June 23, 2016
Total Directors/Officers/ Employees/ Consultants (11 persons)

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

To the knowledge of the directors and executive officers of the Company as at July 22, 2014, there are no holders of 5% or more of the common shares of Agave, except as set out below:

Name of Shareholder	Number of Shares held, directly and indirectly, at July 22, 2014	% of Issued and Outstanding Shares at July 22, 2014
Frank A. Lang	9,658,262	37.39%
Ronald M. Lang	2,205,355	8.54%
Pinetree Capital Ltd.	1,354,400	5.24%

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Agave’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Agave does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Agave is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 22, 2014 Agave had authorized an unlimited number of common shares without par value of which 25,834,059 were issued and outstanding.

As of July 22, 2014, there were 587 registered shareholders of record holding a total of 25,834,059 common shares of Agave. To the best of Agave’s knowledge there were 192 registered shareholders of record with registered addresses in Canada, 380 shareholders of record with registered addresses in the United States and 15 shareholders of record with registered addresses in other countries holding approximately 25,654,715 (99.31%), 168,823 (0.65%) and 10,521 (0.04%) of the outstanding common shares, respectively. Shares registered in the name of intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B. Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2014, except as noted below.

Commencing August 1, 2001 and ending August 31, 2012, management, administrative, geological and other services were provided by Quorum on a cost recovery basis to the various public entities sharing office space with the Company. The Company has a 1/3 interest in Quorum and is using the equity method to account for its investment. In September, the Company hired a Controller to take over the services that were provided by Quorum. The three public companies have deferred dissolving Quorum and will maintain the company as inactive. All transactions were conducted in an arms-length manner. During the years ended March 31, 2014, 2013, and 2012, $(40,456), $312,556, and $565,319 were paid to Quorum, respectively. These totals include salaries and benefits and full cost recoveries for rent and other administrative costs. Consulting fees of $Nil (2013 - $Nil; 2012 - $22,500) were paid or are payable to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner. These amounts were paid to Quorum which then paid Kent Avenue Consulting Ltd. as a function of the management and administrative services provided to the Company by Quorum.

Fees were paid or accrued to Fred Holcapek, a director of the Company until December 13, 2012 and the Sole Administrator and Director General of the subsidiary in Mexico, for administrative and geological services, for a total of $119,532 (2013 –$120,000; 2012 - $120,000).

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

A.           Consolidated Statements and Other Financial Information

See “Item 17 - Financial Statements”. The consolidated financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of Morgan LLP, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

Legal Proceedings

Agave is not involved in any litigation or legal proceedings and to Agave’s knowledge no material legal or arbitration proceedings involving Agave or its subsidiary are threatened.

Dividend Policy

Agave has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Agave are being retained for working capital and exploration of its projects.

B.            Significant Changes

There are no significant changes of financial condition since the most recent audited financial statements filed with this Annual Report. Interim financial statements are incorporated into the financial statements included herein.

ITEM 9.        THE OFFER AND LISTING

A.            Offer and Listing Details

i)	Trading Markets

The tables below list the high and low prices for common shares of the Company on the TSX Venture Exchange and the OTCBB to July 22, 2014 then the OTCQB, for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report (July 22, 2014):

TSX Venture Exchange: AGV – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2014 (to July 22, 2014)	0.09	0.05
2013	0.50	0.06
2012	2.90	0.30
2011	4.80	1.40
2010	2.70	0.50
2009	1.40	0.60

TSX Venture Exchange: AGV – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2014
First Quarter	0.09	0.05
Second Quarter (to July 22, 2014)	0.07	0.05

Calendar 2013
First Quarter	0.50	0.10
Second Quarter	0.20	0.10
Third Quarter	0.10	0.10
Fourth Quarter	0.12	0.06

Calendar 2012
First Quarter	2.90	2.20
Second Quarter	2.50	0.90
Third Quarter	1.40	0.40
Fourth Quarter	1.40	0.30

Month ended
June 30, 2014	0.06	0.05
May 31, 2014	0.07	0.06
April 30, 2014	0.07	0.06
March 31, 2014	0.07	0.06
February 28, 2014	0.09	0.05
January 31, 2014	0.08	0.06

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on July 22, 2014, was Cdn$0.06, Cdn$0.06 and Cdn$0.06 respectively. The Company’s common stock is issued in registered form.

OTCBB: ASKDF – Trading in US Dollars
	High	Low
	($)	($)
Annual
2014 (to July 22 2014)	0.07	0.04
2013 2012	0.05 3.00	0.01 0.30
2011	4.60	1.40
2010	2.70	0.50
2009	2.50	0.20

OTCBB: ASKDF – Trading in US Dollars
	High	Low
	($)	($)

Calendar 2014
First Quarter	0.07	0.05
Second Quarter (to July 22, 2014)	0.07	0.04

Calendar 2013
First Quarter	0.50	0.10
Second Quarter	0.30	0.10
Third Quarter	0.20	0.10
Fourth Quarter	0.11	0.05

Calendar 2012
First Quarter	3.00	2.00
Second Quarter	2.30	0.90
Third Quarter	1.40	0.40
Fourth Quarter	0.80	0.30

Month ended
June 30, 2014	0.06	0.04
May 31, 2014	0.07	0.05
April 30, 2014	0.07	0.05
March 31, 2014	0.07	0.05
February 28, 2014	0.07	0.05
January 31, 2014	0.06	0.05

The high, low and closing price of the Company’s common stock on the OTCBB on July 22, 2014, was Cdn$0.05, Cdn$0.05 and Cdn$0.05 respectively. The Company’s common stock is issued in registered form.

B.            Plan of Distribution

Not applicable.

C.            Markets

The shares of Agave have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-AGV). Since October 5, 1999, Agave’s shares have traded on the over-the-counter market (“OTC-BB”) in the United States (symbol-ASKDF.OB) to July 26, 2012 at which time Agave’s shares are exclusively quoted on the OTCQB, (symbol ASKDF) an electronic trading platform operated by the OTC Markets Group Inc. They also trade on the Frankfurt Exchange under the symbol “DFL”.

D.            Selling Shareholders

Not applicable.

E.             Dilution

Not applicable.

F.             Expenses of the Issue

Not applicable.

item 10.      additional information

A.	Share Capital

Shareholder Rights Plan

Effective May 24, 2011, the Board of Agave adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan has been implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of May 24, 2011 between the Company and Computershare Investor Services Inc., as rights agent. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company.

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

Agave’s original corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412. A copy of the Articles of Association and Memorandum then in effect were filed as an exhibit with Agave’s initial registration statement on Form 20-F. In 2004 the Company's existing Memorandum was replaced by a Notice of Articles. Subsequent amendments to the Company's Articles have been also filed as exhibits subsequent to the initial registration statement. On June 23, 2011 Agave adopted new Articles of Association, and these Articles are attached as an exhibit to this Annual Report.

Objects and Purposes

Agave’s Articles of Incorporation do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

Agave’s articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time. There are no staggered directorships. Under the British Columbia Business Corporations Act, (“BCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Agave’s Articles or under the BCA.

Directors’ borrowing powers are not generally restricted where the borrowing is in Agave’s best interests. Directors need not own any shares of Agave in order to qualify as directors.

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

Agave is subject to the policies of the TSX Venture Exchange (the “Exchange”) and compliance with Exchange policy may supersede powers granted to the Board pursuant to the Articles.

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

Agave has only one class of shares, common shares without par value of which an unlimited number are authorized and 25,834,059 are outstanding as of July 22, 2014. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and Agave’s Articles relating to the common shares may be summarized as follows:

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

Shares Fully Paid

All Agave shares must, when issued be fully paid for in cash, property or services. The common shares, when validly issued are non-assessable and not subject to further calls for payment.

Redemption

Agave has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights under the Articles of the Company which provide a right to existing shareholders to participate in offerings of Agave’s securities.

Liquidation

All common shares of Agave are entitled to participate ratably in, if any, available for distribution assets in the event of a winding up or other liquidation of the Company.

No Limitation on Foreign Ownership

There are no limitations under Agave’s Articles or in the BCA on persons who are not citizens of Canada holding or exercising their voting rights as holders of common shares. (See also “Exchange Controls”)

Dividends

Dividends may be declared by the Board out of available assets and are paid ratably to holders of common shares. No dividend may be paid if Agave is, or would thereby become, insolvent.

Voting Rights

Each Agave share is entitled to one vote on matters on which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Agave.

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of Agave but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The Articles provide that Agave will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting. Under British Columbia securities legislation and policies Agave is required to conduct advanced searches to facilitate delivery of meeting materials and proxy to beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year, unusual matters or related party transactions. Agave must hold determination general meeting of shareholders within 15 months of the previous annual shareholders’ meeting. A quorum for a shareholders’ meeting is one shareholder present in person or by proxy.

Change in Control

Other then as disclosed under Item 6.B "Termination and Change of Control Benefits”, Agave does not have any agreements which are triggered by a take-over or other change of control, except that a takeover or change of control may result in the vesting of stock options previously granted. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Agave’s material agreements giving special rights to any person on a change of control.

As discussed in Item 10.A, effective May 24, 2011, the Board of Agave adopted the Rights Plan which was implemented by way of the Rights Plan Agreement. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company. For more information on the Shareholder Rights Plan please see Item 10.A, Share Capital.

Insider Share Ownership Reporting

The articles of Agave do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Agave’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Agave but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide 3 days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Agave and governs matters typically pertaining to public securities such as continuous disclosure, quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling maters.

C.	Material Contracts

Other than the Shareholder Rights Plan Agave is not party to any contracts that are material to its operations, business or assets, other than those entered into in the ordinary course of business for the two years preceding the date of this document.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Agave on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. Agave does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Agave’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Agave’s common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Agave was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Agave and the value of the assets of Agave, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Agave. An investment in the common shares by a WTO Investor, or by a non-Canadian when Agave Agave was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Agave and the value of the assets of Agave, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 is Cdn$295 million. A non-Canadian would acquire control of Agave for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of Agave unless it could be established that, on the acquisition, Agave was not controlled in fact by the acquirer through the ownership of the common shares.

The foregoing assumes Agave will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the common shares would be exempt from the Investment Act, including:

                     i.                  an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

                    ii.                  an acquisition of control of Agave in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

                  iii.                  an acquisition of control of Agave by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Agave, through the ownership of the common shares, remained unchanged.

E.             Taxation

All prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing the common shares of the Company.

Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Agave, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Agave will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Agave’s voting shares). Agave will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S.

Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Agave’s issued shares of any class or series. If the shares of Agave constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate Request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Agave’s common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

Certain United States Federal Income Tax Consequences

This summary is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of Agave and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

The following is a discussion of certain material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of Agave. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or non-U.S. tax consequences (see “Taxation – Material Canadian Federal Income Tax Consequences for United States Residents” above for Canadian tax consequences). Accordingly, we strongly recommend that holders and prospective holders of common shares of Agave consult their own tax advisors about the specific U.S. federal, state, local, and non-U.S. tax consequences to them of purchasing, owning and disposing of common shares of Agave, based upon their individual circumstances.

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

As used herein, a “U.S. Holder” means a holder of common shares of Agave who is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust (A) that is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. This summary does not address the tax consequences to special classes of U.S. Holders, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. expatriates, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S.

Holders that own Agave common shares as capital assets, within the meaning of Section 1221 of the Code, and that own (directly and indirectly, pursuant to applicable rules of constructive ownership) less than 10% of the total combined voting power of all classes of Agave stock entitled to vote. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to persons holding common shares through a partnership, or other pass-through entity. If an investor is a partner (or other owner) of a pass-through entity that acquires Agave common shares, the investor should consult its tax advisor regarding the tax consequences of acquiring, owning and disposing of Agave common shares.

Passive Foreign Investment Company Considerations

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a non-U.S. corporation if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Agave appears to have been a PFIC for the fiscal year ended March 31, 2014, and at least certain prior fiscal years. In addition, Agave may qualify as a PFIC in future fiscal years. Each U.S. Holders is encouraged consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder.

If Agave were a PFIC during any year and Agave owns an indirect interest in any lower-tier PFICs during such year (a “Lower-Tier PFIC”), U.S. Holders will be treated as owning directly such proportionate amount (by value) of Agaves direct or indirect interests in the Lower-Tier PFICs. Accordingly, a U.S. Holder will be subject to the adverse tax consequences described below with respect to any excess distributions made by such Lower-Tier PFIC, any gain on the disposition by Agave of Agave’s equity interest in such Lower-Tier PFIC treated as indirectly realized by a U.S. Holder, and any gain treated as indirectly realized by a U.S. Holder on the disposition of such U.S. Holder’s ownership of Agave common shares which may arise even if the U.S. Holder realizes an overall net loss on such disposition. Such amount will not be reduced by Agave’s expenses or losses, but any income recognized may increase a U.S. Holder’s tax basis in Agave common shares. Furthermore, any gain realized on the direct or indirect disposition by a U.S. Holder of an interest in a Lower-Tier PFIC will not be able to be offset by any loss realized on the direct or indirect disposition of other lower-tier PFICs.

Accordingly, a U.S. Holder should be aware that such U.S. Holder could be subject to tax even if no distributions from Agave are received and no redemptions or other dispositions of Agave common shares are made.

In the absence of a timely election described below, if a U.S. Holder’s holding period in the Agave common shares includes any period during a taxable year of Agave in which Agave is or will be a PFIC, the rules described below in “The ‘No Election’ Alternative” generally apply to gain realized on a disposition of Agave common shares and certain distributions received with respect to Agave common shares. If certain requirements are met, a U.S. Holder may mitigate certain of the consequences of those rules by timely making an election to treat Agave as a “qualified electing fund” (a “QEF”), described below in “The QEF Election Alternative” or to mark its Agave common shares to market, described below in “The Mark-to-Market Election Alternative”.

The QEF Election Alternative

A U.S. Holder that makes a timely and effective QEF election (an “Electing Holder”) generally would not be subject to the rules discussed below in “The ‘No Election’ Alternative”. However, an Electing Holder will be subject to United States federal income tax on such Electing Holder’s pro rata share of Agave’s (a) net capital gain, which will be taxed as long-term capital gain to such Electing Holder, and (b) ordinary earnings, which will be taxed as ordinary income to such Electing Holder, in each case regardless of whether such amounts are actually distributed to such Electing Holder. However, an Electing Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such Electing Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

An Electing Holder generally (a) may receive a tax-free distribution from Agave to the extent that such distribution represents “earnings and profits” that were previously included in income by the Electing Holder because of such QEF election and (b) will adjust such Electing Holder’s tax basis in the Agave common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, an Electing Holder generally will recognize capital gain or loss on the sale or other taxable disposition of Agave common shares.

The procedure for making a QEF election, and the United States federal income tax consequences of making a QEF election, will depend on whether such QEF election is timely. A QEF election will be treated as “timely” if such QEF election is made for the first taxable year in the U.S. Holder’s holding period for the Agave common share in which Agave is a PFIC. If a U.S. Holder makes a QEF election after the first taxable year in the U.S. Holder’s holding period for the common shares in which Agave is a PFIC, then in addition to filing the QEF election documents, a U.S. Holder may elect to recognize gain (which will be taxed under the rules discussed below in “The ‘No Election’ Alternative”) as if the Agave common shares were sold on the qualification date (a “purging election”). The “qualification date” is the first day of the first taxable year in which Agave is a QEF with respect to such U.S. Holder. The election to recognize such gain can only be made if such U.S. Holder’s holding period for the Agave common shares includes the qualification date. By electing to recognize such gain, such U.S. Holder will be deemed to have made a timely QEF election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder fails to make a QEF election for the first taxable year in the U.S. Holder’s holding period for the Agave common shares in which Agave is a PFIC, and does not make a purging election, such holder will not be treated as having made a “timely” QEF election and will continue to be subject to the special taxation rules discussed below in “The ‘No Election’ Alternative”.

A QEF election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent taxable year, Agave ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which Agave is not a PFIC. Accordingly, if Agave becomes a PFIC in another subsequent taxable year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which Agave qualifies as a PFIC.

A QEF election applies only to the non-U.S. corporation for which it is made. If Agave were a PFIC, a U.S. Holder likely would remain subject to the excess distribution rules discussed below in "The 'No Election' Alternative" in respect of its indirectly owned shares in each Lower-Tier PFIC regardless of a QEF election in respect of Agave, unless such U.S. Holder has made a QEF election in respect of such Lower-Tier PFIC.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election. A U.S. Holder cannot make and maintain a valid QEF election unless Agave provides certain U.S. tax information necessary to make such an election. In order for a U.S. Holder to make (or maintain) a valid QEF election, Agave must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information.

The Mark-to-Market Election Alternative

A U.S. Holder that holds “marketable stock” in a PFIC may avoid the imposition of the additional tax and interest described below by making a mark-to-market election in the first year of its holding period in such PFIC’s shares. Agave’s common shares will be marketable securities if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the Exchange Act or (ii) any exchange or other market that the United States Treasury Department determines is adequate. Agave believes that the TSX Venture Stock Exchange meets this test, and accordingly, provided that the common shares are regularly traded on the TSX Venture Stock Exchange, a U.S. Holder should be able to make a mark-to-market election with respect to the common shares if Agave is classified as a PFIC.

If a U.S. Holder were to make a timely mark-to-market election with respect to Agave common shares that it will own at the close of its taxable year, such electing U.S. Holder would include as ordinary income in that taxable year any excess of the fair market value of its Agave common shares as of the close of such year over its adjusted tax basis in the Agave common shares. In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the common shares over the fair market value of the common shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. An electing U.S. Holder’s tax basis in its Agave common shares will be adjusted to reflect any such income or loss. Any gain or loss on the sale of Agave common shares will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. U.S. Holders considering the mark-to-market election should note that although it generally avoids the interest charge associated with PFICs, as described below, the application of the rules regarding indirect interests in Lower-Tier PFICs to the mark-to-market election is not entirely clear under current law. Accordingly, it may well be that a mark-to-market election would not be effective with respect to interests in a Lower-Tier PFIC. If the mark-to-market election is not effective with respect to interests in a Lower-Tier PFIC, then a U.S. Holder may be subject to the adverse tax consequences described below with respect to any interests in a Lower-Tier PFIC. An election to mark-to-market applies to the year for which the election is made and to subsequent years unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. If Agave were to cease being a PFIC, a U.S. Holder that marked its common shares to market would not include mark-to-market gain or loss with respect to its Ordinary Shares for any taxable year that Agave was not a PFIC.

The “No Election” Alternative

If a U.S. Holder does not make a timely QEF or mark-to-market election (a “Non-Electing Holder”) and Agave is a PFIC, then special taxation rules will apply to (i) gains realized on the disposition of such U.S. Holder’s Agave common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by Agave. Pursuant to these rules, a Non-Electing Holder generally would be required to pro rate all gains realized on the disposition of any of its Agave common share and all excess distributions on its Agave common shares over its entire holding period. All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of Agave during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.

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

Considerations if PFIC Rules Do Not Apply

Distribution on Common Shares of Agave

Subject to the rules discussed under PFIC above, in general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Agave are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Agave has current or accumulated earnings and profits (as determined under United States federal income tax principles), without reduction for any Canadian income tax withheld from such distributions. Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

To the extent that distributions exceed Agave’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares causing a reduction in such U.S. Holder’s adjusted basis in the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized upon subsequent disposition of the common shares) and thereafter as gain from the sale or exchange of property. (discussed in further detail below under “Disposition of Common Shares of Agave”). However, Agave does not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution with respect to the Agave common shares will constitute ordinary dividend income.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2013 from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Treaty meets these requirements, and we believe that we are eligible for the benefits of the Treaty. Dividends received by U.S. Holders from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed above in “Passive Foreign Investment Company,” Agave believes that it is a PFIC, and accordingly, dividends paid on our Agave common shares will not constitute qualified dividends.

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

Disposition of Common Shares of Agave

Subject to the rules discussed under “Passive Foreign Investment Company Considerations” above, in general, U.S. Holders will recognize gain or loss upon the sale of common shares of Agave equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Agave. Currently, preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Agave will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to limitations.

Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of Agave common shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, U.S. Holders may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of Agave common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If a U.S. Holder receives any foreign currency on the sale of Agave common shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of Agave common shares and the date the sale proceeds are converted into U.S. dollars.

United States Information and Backup Withholding Tax

Under current Treasury Regulations, dividends paid on Agave’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Agave’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to U.S. backup withholding tax (currently at 26% rate), if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s United States federal income tax liability and may be refunded by the IRS to the extent they exceed such liability, provided the required information is furnished to the IRS in a timely manner.

Under United States federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of Agave common shares should consult with their own tax advisors regarding the requirements are imposed of filing information returns. U.S. Holders should be aware that reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers that is not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. IRS guidance suspends this annual filing requirement pending the release of new forms. Filings will eventually be required with respect to any year for which the obligation is suspended.

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

U.S. Holders should consult their tax advisors regarding the application of the information reporting rules to Agave common shares and the application of these requirements to their particular situation.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, Agave’s common shares, subject to certain limitations and exceptions.

F.             Dividends and Paying Agents

Not applicable.

G.            Statement by Experts

Not applicable.

H.            Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the head office of the Company, Suite 1601-675 West Hastings Street, Vancouver, British Columbia V6B 1N2, or on request of Agave at 604-687-4622. Copies of Agave’s consolidated financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com during normal business hours.

I.              Subsidiary Information Cream Minerals de Mexico, S.A., de C.V.

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.            Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations. At March 31, 2014 and 2013, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2014	March 31, 2013
U.S. Dollars
Cash and cash equivalents	$ 10,160	$ 3,762
Accounts payable and accrued liabilities	(9,707)	(17,777)
Mexican Pesos
Cash and cash equivalents	2,063	27,102
Value added taxes recoverable	16,857	11.806
Accounts payable and accrued liabilities	(69,223)	(3,219)

Based on the above net exposures at March 31, 2014, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $453 (2013 - $1,402), in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $50,303 (2013 - $3,569) in the Company’s loss from operations.

B.            Qualitative Information about Market Risk

Transaction Risk and Currency Risk Management

Agave’s operations do not employ financial instruments or derivatives. The Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

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

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at March 31, 2014. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in short term cash GIC’s issued by a major Canadian chartered bank, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year end. As at March 31, 2014, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

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

The Company’s financial assets comprise cash, short-term investments, marketable securities and accounts receivable. These financial instruments potentially subject the Company to credit risk. The Company’s maximum exposure to credit risk as at March 31, 2014 is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in GIC’s issued by a major Canadian chartered bank. Cash is held at a major Canadian Chartered Bank and the risk of default is considered to be remote.

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

Exploration in fiscal 2014 was primarily conducted in Mexico, and its administrative operations are in Canada. The Company’s operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars. Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures. In the future, it will be necessary to do further equity or other forms of financing. The funds are usually received in Canadian dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U.S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. Exchange losses were incurred in fiscal 2014 of $6,022 on cash expenditures of $1.2 million, an amount primarily related to administrative and exploration activities in Mexico.

Interest Rate Risk and Equity Price Risk

Agave does not have any debt that is subject to interest rate change risks.

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

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures and internal controls over financial report (as defined in rules adopted by the SEC) as at March 31, 2014. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2014.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2014 that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The members of the audit committee are Messrs. Ronald Lang, Benjamin Ainsworth and Robert Paul. The Company’s board of directors has determined that it has more than one “audit committee financial expert” on the Audit Committee:

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

ITEM 16B.   CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2014, and to the date of filing of this Form 20-F.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Years ended March 31,
Services:	2014	2013
Audit fees	$ 20,500	$ 25,000
Audit-related fee (1)	--	--
Tax fees	Nil	Nil
All other fees (2)	--	--
Total fees	$ 20,500	$ 25,000

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

The financial statements and notes thereto as required under Item 17 are attached as Exhibit F-1 to this Annual Report and are incorporated by reference herein. The audit report of Morgan LLP, independent Chartered Accountants, is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

item 18       FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19. EXHIBITS

Financial Statements:

a.	Auditors’ Report on the consolidated statements of financial position as at March 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for years ended March 31, 2014, 2013 and 2012;
b.	Consolidated statements of financial position as at March 31, 2014 and 2013;
c.	Consolidated statements of operations and comprehensive loss for the years ended March 31, 2014, 2013 and 2012;
d.	Consolidated statement of changes in equity (deficiency) for the years ended March 31, 2014, 2013 and 2012;
e.	Consolidated statements of cash flows for years ended March 31, 2014, 2013 and 2012;
f.	Notes to the consolidated financial statements;
g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Consolidated Financial Statements for the Years Ended March 31, 2014, 2013 and 2012, including Management’s Responsibility for Financial Reporting and Auditors’ Report from Morgan LLP, Chartered Accountants
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1***	2011 Stock Option Plan (10% Rolling), as approved by shareholders on June 23, 2011 and December 13, 2012
4.2****	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1***	List of subsidiaries
11.1*	Code of ethics
11.2	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*	A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.
B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.

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

SIGNATURES

Agave Silver Corp. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

AGAVE SILVER CORP.

Per:

/s/ Ronald M. Lang

Ronald M. Lang, President

DATED:        July 22, 2014

