Form 20-F/A
period 2014-03-31
AGAVE SILVER CORP.
filed 2015-02-17
CIK 1066130

UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

Form 20-F/A

(Amendment No. 1)

[ ]	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Or
[X]	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
	For the Fiscal Year Ended	MARCH 31, 2014
Or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934
Or
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

for the transition period from ______________ to _________________
Commission File Number:	000-29870

AGAVE SILVER CORP.
(Exact Name of Registrant As Specified In Its Charter)
Not Applicable
(Translation of Registrant’s Name Into English)
British Columbia, Canada
(Jurisdiction of Incorporation or Organization)
1601-675 West Hastings Street, Vancouver, B.C. V6B 1N2
(Address of Principal Executive Offices)
Sherri Odribege Telephone 604.687.4622 - E-mail - sherri.odribege@agavesilver.com 1601-675 West Hastings Street, Vancouver, BC, V6B 1N2
(Name, telephone number, e-mail and address of company contact person)

	Title of Each Class	Name on Each Exchange On Which Registered
	Not Applicable	Not Applicable
Securities Registered or to be Registered Pursuant to Section 12(g) of the Act.
Common Shares without par value
(Title of Class)

securities For Which There is a Reporting Obligation Pursuant to Section 15(d) of the Act.
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common shares as of the close of the period covered by the annual report.
25,834,059 Common Shares without par value issued and outstanding at March 31, 2014
Indicate by check mark whether the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.
yes		no	X
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
yes		no	X

Note – Checking the box above will not relieve any registrant required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

yes	X	no
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No 

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)
Large accelerated filer  Accelerated filer  Non-accelerated filer X
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board		X	OTHER

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17		Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of this Exchange Act).

yes		no	X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
yes		no

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment No. 1”) to the annual report on Form 20-F for Agave Silver corp. (the “Company”) for the fiscal year ended March 31, 2014 filed on July 29, 2013 (the “2014 Form 20-F”) is being filed for the purpose of providing the Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. These are filed as Exhibit 13.1 and 13.2 respectively.

ITEM 19. EXHIBITS

Financial Statements:

a.	Auditors’ Report on the consolidated statements of financial position as at March 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for years ended March 31, 2014, 2013 and 2012;

b.	Consolidated statements of financial position as at March 31, 2014 and 2013;

c.	Consolidated statements of operations and comprehensive loss for the years ended March 31, 2014, 2013 and 2012;

d.	Consolidated statement of changes in equity (deficiency) for the years ended March 31, 2014, 2013 and 2012;

e.	Consolidated statements of cash flows for years ended March 31, 2014, 2013 and 2012;

f.	Notes to the consolidated financial statements;

g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Consolidated Financial Statements for the Years Ended March 31, 2014, 2013 and 2012, including Management’s Responsibility for Financial Reporting and Auditors’ Report from Morgan LLP, Chartered Accountants
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1***	2011 Stock Option Plan (10% Rolling), as approved by shareholders on June 23, 2011 and December 13, 2012
4.2****	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1***	List of subsidiaries
11.1*	Code of ethics
11.2	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1*****	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2*****	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*	A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.
B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.

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

***** This exhibit is filed as an amendment dated February 12, 2015, and is incorporate herein by reference to, the Company’s Form 20-F with the Commission on July 8, 2014.