Form 20-F/A
period 2014-03-31
AGAVE SILVER CORP.
filed 2015-03-20
CIK 1066130

UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

Form 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 on Form 20-F/A (the “Amendment No. 2”) to the annual report on Form 20-F for Agave Silver corp. (the “Company”) for the fiscal year ended March 31, 2014 filed on July 30, 2014 (the “2014 Form 20-F”) is being filed for the purpose of providing the Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Enacted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. These are filed as Exhibit 13.1 and 13.2 respectively. Certificates pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer and Chief Financial Officer have also been amended to reflect the amended filing date.

ITEM 19. EXHIBITS

Financial Statements:

a.	Auditors’ Report on the consolidated statements of financial position as at March 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for years ended March 31, 2014, 2013 and 2012;

b.	Consolidated statements of financial position as at March 31, 2014 and 2013;

c.	Consolidated statements of operations and comprehensive loss for the years ended March 31, 2014, 2013 and 2012;

d.	Consolidated statement of changes in equity (deficiency) for the years ended March 31, 2014, 2013 and 2012;

e.	Consolidated statements of cash flows for years ended March 31, 2014, 2013 and 2012;

f.	Notes to the consolidated financial statements;

g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Consolidated Financial Statements for the Years Ended March 31, 2014, 2013 and 2012, including Management’s Responsibility for Financial Reporting and Auditors’ Report from Morgan LLP, Chartered Accountants
1.1(1)	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1(3)	2011 Stock Option Plan (10% Rolling), as approved by shareholders on June 23, 2011 and December 13, 2012
4.2(4)	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1(3)	List of subsidiaries
11.1(1)	Code of ethics
11.2	Shareholder Rights Plan Agreement dated May 24, 2011
12.1(6)	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2(6)	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1(5)(6)	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2(5)(6)	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A(1)	A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.
B(2)	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.

(1) These exhibits were included as exhibits to, and are incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2005.

(2) This exhibit was previously filed via Form 6-K on EDGAR on December 9, 2005, was subsequently amended and filed via Form 6-K on EDGAR on February 6, 2006 and is incorporated by reference herein.

(3) This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2008.

(4) This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F/A with the Commission on May 26, 2010.

(5) This exhibit is filed as an amendment dated February 12, 2015, and is incorporated herein by reference to, the Company’s Form 20-F with the Commission on July 8, 2014.

(6) This exhibit is filed as an amendment dated March 19, 2015, and is incorporated herein by reference to the Company’s Form 20-F with the Commission on July 8, 2014.