Form 20-F
period 2015-03-31
AGAVE SILVER CORP.
filed 2015-07-31
CIK 1066130

July 31, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2015 (with other information to July XX, 2015, except where noted)

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

Number of outstanding shares of Agave’s only class of issued capital stock as at March 31, 2015:

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

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated. On July27, 2015, the Bank of Canada noon rate for Canadian Dollars was U.S. $1.00: Cdn$1.30 (see Item 4 for further historical exchange rate information). Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres (“km”)	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the U.S. dollar exchange rates, based on the noon rate at the Bank of Canada for the calendar years 2010 through 2014 and 2015 to date.

	To March 31, 2015	2014	2013	2012	2011	2010
End of Period	1.2683	1.1601	1,0160	0.9975	1.0009	1.0054
Average for Period	1.2412	1.1045	1,0013	0.9939	1,0077	0.9710
High for Period	1.2803	1.1643	1.0281	1.0006	1.0583	1,0054
Low for Period	1.1728	1.0614	0.9783	0.9859	0.9430	0.9278

	To July 27 2015	June 2015	May 2015	April 2015	March 2015	February 2015	January 2015

High	1.3060	1.2550	1.2485	1.2612	1.2803	1.2635	1.2717
Low	1.2566	1.2209	1.1951	1.1954	1.2440	1.2403	1.1728

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

The selected financial data of Agave Silver Corp. (“Agave” or the “Company”) for the years ended March 31, 2015, 2014 and 2013 was derived from the Company’s consolidated financial statements audited by Morgan & Company LLP, Chartered Professional Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein. The following constitutes selected financial data for Agave Silver Corp. for the last five fiscal years ended March 31, 2015, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2015, 2014, 2013, 2012 and 2011, The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17. On July 27, 2015, the noon buying rate as quoted by the Bank of Canada was 1.30 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)		As at March 31,
Statement of Financial Position Data	2015	2014	2013	2012	2011
Total assets according to financial statements (IFRS)(1)	$ 26	$ 135	$ 261	$ 1,415	$ 5,633
Total liabilities	381	473	479	248	446
Share capital	33,755	33,755	33,067	32,590	32,110
Warrant reserve, share-based payment reserve, share subscriptions (Restated)	1,407	1,768	7,441	5,455	5,439
Deficit (IFRS) (Restated)	(35,448)	(35,861)	(40,726)	(36,877)	(32,362)

(Cdn$)
Period End Balances (as at)	2015	2014	2013	2012	2011
Working capital (deficiency)	$ (355)	$ (405)	$ (252)	$ 309	$ 4,433
Mineral property interests (IFRS)	--	--	--	97	484
Shareholders’ equity (IFRS)	(286)	(338)	(218)	1,168	5,186
Number of outstanding shares	25,834	25,834	15,534	15,264	14,946

No cash or other dividends have been declared.

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2015	2014	2013	2012	2011
Investment and other income	--	(51)	(4)	(41)	(17)
General and administrative expenses (including Share-based payments)	405	767	984	1,720	2,907
Exploration costs	1	40	11	41	88
Net loss (income) from discontinued operations	(408)	443	706	2,722	1,614
Write-down of mineral property interests	--	--	97	441	13
Future income tax recovery	--	--	--	--	--
Net income (loss) according to financial statements (IFRS)	2	(1,199)	(1,794)	(4,883)	(4,605)

Note:

(1)	Under IFRS applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry. Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

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

The tables below include the quarterly results for the years ended March 31, 2015 (“fiscal 2015”) and 2014 (“fiscal 2014”).

(Cdn$)	Year Ended March 31, 2015
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$ --	$ --	$ --	$ --	$ --
General and administrative expenses	95,672	93,644	156,335	59,471	405,122
Share-based payments	--	--	--	--	--
Write-down of mineral property interests	--	--	--	--	--
Exploration costs	3,161	5,062	(7,885)	1,127	1,465
Loss (gain) on sale of discontinued operations	116,257	104,560	54,961	(684,023)	(408,245)
Net loss (income) according to financial statements	215,090	203,266	203,411	(623,425)	(1,658)
Net loss (income) from continuing operations per common share	0.01	0.01	0.00	(0.02)	0.00

(Cdn$)	Year Ended March 31, 2014
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$ (50,253)	$ (8)	$ (17)	$ (226)	$ (50,504)
General and administrative expenses	144,757	327,086	161,644	133,082	766,569
Share-based payments	--	--	--	--	--
Write-down of mineral property interests	--	--	--	--	--
Exploration costs	260	800	27,897	11,150	40,107
Loss on sale of discontinued operations	71,869	192,695	50,118	128,766	443,448
Net loss according to financial statements	166,633	520,573	239,642	272,772	1,199,620
Net loss from continuing operations per common share	0.01	0.03	0.01	0.01	0.06

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Agave’s operations and industry which may have a material impact on Agave’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Financial Risk Factors

Agave has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition all of the Company’s projects have a financial statement value of zero. Agave has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and Agave has no prior years’ history of earnings or cash flow. Agave has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. Agave’s consolidated financial statements have been prepared assuming Agave will continue on a going-concern basis. Should funding not be obtained, this assumption will change and Agave’s assets may be written down to realizable values. Agave has incurred losses since inception (deficit at March 31, 2015, is $35,447,743), which casts doubt on the ability of Agave to continue as a going concern. Agave has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of Agave’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2015, Agave had working capital deficit of $355,003 compared to a working capital deficit of $404,648 at March 31, 2014. Working capital is defined as current assets less current liabilities.

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

Below are the annual average, high and low prices of gold and silver from the year 2004 to 2014, and year 2015 to date.

Gold[1]

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010	1224.53	1421.00	1058.00
2011	1,568.59	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013	1,411.23	1,693.75	1,195.25
2014	1,266.40	1,385.00	1,142.00
2015 – (Jan – July 27)	1,195.91	1,295.75	1,080.80

Silver[2]

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2004	6.65	8.29	5.50
2005	7.22	9.23	6.39
2006	11.57	14.94	8.83
2007	13.39	15.82	11.67
2008	15.02	20.92	8.88
2009	14.66	19.18	10.51
2010	20.16	30.70	15.14
2011	35.11	48.70	26.16
2012	31.15	37.23	26.67
2013	23.84	32.23	18.61
2014	19.08	22.05	15.28
2015 (Jan-July 27)	16.36	18.23	14.49

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

Significant potential equity dilution. A summary of Agave’s diluted share capital at July 27, 2015 is as follows:

Number of Warrants	Exercise Price	Expiry Date

6,000,000	$0.25	October 3, 2015
4,300,000	$0.25	November 29, 2015
5,000,000	$0.10	June 17, 2015
15,300,000

Agave had stock options outstanding (377,500 at March 31, 2015 and 1,717,500 at July 27, 2015), which are exercisable at prices ranging from $0.07 to $3.80 per share (retroactively adjusted to reflect share consolidation effective October 3, 2013) which are above the current market price for the Company’s shares. In the money options could be exercised prior to expiry while the higher priced options may not be exercised before expiry. In either case, the outstanding options could act as an upside damper on the price of Agave’s shares. There are no shares of Agave remaining subject to hold period restrictions in Canada or the United States as of March 31, 2015 as such hold restrictions have expired. As at July 27, 2015 there are 5,000,000 common shares subject to hold period restriction to expire on October 16, 2015 and a further 1,147,500 common shares subject to hold period restriction to expire on October 22, 2015. At March 31, 2015 and at July 27, 2015 there were 10,300,000 warrants exercisable at an average price of $0.25. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Agave’s shares. Dilutive securities based on the trading range of Agave’s common shares at March 31, 2015, including the warrants and the stock options noted above, collectively represent approximately 0% of Agave’s issued shares as at March 31, 2015.

There were no common shares issued during the year ended March 31, 2015.

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

Facsimile: (604) 687-4212

Email: info@agavesilver.com

Website: www.agavesilver.com

The contact person in Vancouver, British Columbia, is Ronald Lang, President, CEO, and Director.

The mailing address of the Company is the Company’s executive office at the address noted above. Agave operated directly and also, until February 12, 2015, through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”). References to “Agave” or to “the Company” include Cream de Mexico except where otherwise indicated.

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “AGV.” Agave was quoted on the Over the Counter Bulletin Board in the United States under the symbol “CRMXF”, until July 26, 2012 at which time Agave’s shares began being exclusively quoted on the OTCQB, (also under the symbol “CRMXF”) an electronic trading platform operated by the OTC Markets Group Inc. On October 3, 2013 the symbol was changed to “ASKDF” and effective May 1, 2014 the Company was listed on OTC “Pink”. The Company’s common shares are also quoted on the Frankfurt market under the symbol “DFL”.

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

The Company entered into a share purchase agreement, dated November 14, 2014 among Frank Lang and Ferdinand Holcapek (collectively, the “Purchasers”), Cream Minerals de Mexico, S.A. de C.V. (“Cream Mexico) and the Company (the “Share Purchase Agreement”), pursuant to which the Company agreed to sell the Company’s interest in the Nuevo Milenio Property, in Nayarit State, Mexico, to the Purchasers via the sale of all of the securities of Cream Mexico held by the Company (the “Transaction”).

Pursuant to the terms of the Share Purchase Agreement the Purchasers purchased all of the Cream Mexico shares held by the Company in exchange for the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

The Company closed the transaction for the sale of its interest in the Nuevo Milenio project on February 12, 2015.

Canada

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

Ontario

Hastings Highland Property

On February 19, 2015 the Company announced that it has signed a letter agreement (the “Letter”) with Hastings Highland Resources Limited (“Hastings”) for an exclusive option to earn a 90 percent interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada (the “Property”).

The acquisition of the Hastings option brings the Company a Canadian nickel-copper property with many historical targets for future evaluation. The Company plans to bring historical data into a fully-compliant NI 43-101 format allowing for further work programs to develop a resource calculation on this privately-owned property in a proven mining area.

Effective May 12, 2015 Agave and Hastings signed a definitive agreement (the “Agreement”) with respect to the option on the Property.

The terms of the Letter set forth the terms to be included in the Agreement as follows:

			Work in
	Cash	# of	the Ground
	Option	Agave	including
	Payment	Common Shares (1)	Property Costs (2)
Upon TSX approval	$ 10,000	1,400,000	$ -
End of Year 1	$ 25,000	200,000	$ 295,000
End of Year 2	$ 75,000	350,000	$ 545,000
End of Year 3	$ 300,000	750,000	Amount Remaining
			to complete the
			Scoping Study
			of the North Zone
(1) The shares are subject to a 4 month hold period.
(2) The Optionee also assumes the property costs of Hastings which are approximately $45,000 and are included in the “Work in Ground” amount
19

The 51% would be earned on completion of the above Scoping Study within three years of signing the option. No retained interest is earned if the scoping study is not completed by the due date.

STAGE 2

A further 25% can be earned by financing a bankable feasibility study within two years of the scoping study and making further annual payments of $200,000-300,000 commencing one year after completion of the scoping study. These payments cease upon the mine beginning commercial production.

STAGE 3

Bringing the mine into commercial production and making a further payment of $10,000,000 in 5 equal annual instalments commencing September 1st, 2023 will increase Agave’s holding to 90% of the Property, with Hastings retaining a 10 per cent carried interest and Agave assuming responsibility for NSR’s attached to the Property. At any time after a greater than 76% interest is earned, Agave has the right to buy out Hastings’ remaining interest in the Property at mutually acceptable terms.

Dr. Derek McBride P. Eng., a director of Agave, is a principal of Hastings.

B.	Business Overview

General

(i)	Nature of Company:

Agave has historically been a mineral exploration company. The Company is currently focused on exploration and development of Silver-Nickel-Copper properties. Agave has a portfolio, or option, of early-stage mineral exploration projects in British Columbia and Ontario that may contain silver, nickel, copper and other mineralization. These properties have been explored by a number of companies over the years, with further work being completed by Agave since their acquisition.

(i)	Principal Markets: Not Applicable.
(ii)	Seasonality: Not Applicable.
(iii)	Raw Materials: Not Applicable.
(iv)	Marketing Channels: Not Applicable.
(v)	Dependence: Not Applicable.
(vi)	Competitive Position: Not Applicable.
(vii)	Material Effect of Government Regulation: The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.
20

C.	Organizational Structure

Until February 12, 2015 the Company had one direct subsidiary, Cream Minerals de Mexico, S.A. de C.V., incorporated in Mexico. Unless the context otherwise requires, references herein to the “Company” or “Agave” includes the subsidiary of the Company.

D.	Property, Plant and Equipment

The Company has mineral exploration interests in two properties: the Kaslo Property (British Columbia) and an option on Hastings Highland Property (Ontario)

The Company’s mineral property interests in Canada are in good standing and all payments on the properties are up to date.

None of the Company’s projects have known reserves, and exploration work is exploratory in nature.

Nuevo Milenio Project

The Nuevo Milenio Property, in Nayarit State, Mexico, is owned by Cream de Mexico. All interest to the Nuevo Milenio Project were sold along with the sale of the subsidiary, Cream de Mexico on February 12, 2015.

Exploration Expenditures

Expenditures incurred by the Company on Nuevo Milenio in fiscal 2015 (fiscal 2014 numbers in parentheses) include the following: assays and analysis - $Nil ($Nil); drilling – $Nil ($Nil); geological and geophysical - $106,680 ($153,009); site activities - $116,114 ($279,513) and travel and accommodation- $2,984 ($10,926).

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

Proposed Exploration

No significant exploration work is proposed for fiscal 2016.

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

Wine Nickel-Copper Property, Manitoba

During the year ended March 31, 2014 the Company sold the Wine Claim to the optionor for the amount of $50,000 cash.

Capital Expenditures and write-downs

Agave’s principal capital expenditures and write-downs over the two fiscal years ended March 31, 2015 and 2014, are as follows:

Year	Mineral Property Acquisitions	Equipment Acquisitions	Mineral Property Write-downs
2015	$ --	$ --	$ --
2014	--	--	--

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	Nuevo Milenio	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties	Total

2015	$ 275,778	$ 1,465	Nil	Nil	$ 277,243
2014	443,448	40,107	Nil	Nil	483,555
2013	706,186	7,065	Nil	3,935	717,186
2012	2,721,792	39,027	Nil	2,300	2,763,119
2011	1,614,295	580	80,019	7,256	1,702,150

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

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Agave for the years ended March 31, 2015 and 2014 and the related notes thereto. Agave’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

Agave is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of Agave’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended March 31, 2015 and 2014.

Recent accounting pronouncements

A summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 2 (p) of the Company’s consolidated financial statements for the years ended March 31, 2015 and 2014.

A.	Operating Results

Year Ended March 31, 2015 (“fiscal 2015”), Compared to Year Ended March 31, 2014 (“fiscal 2014”)

In fiscal 2015, Agave earned income of $1,658, a per common share of $0.00, compared to a loss $1,199,620, a loss of $0.06 per common share in fiscal 2014.

Exploration costs of $1,465 were incurred in fiscal 2015, compared to $40,107 in fiscal 2014, contributing to the loss in each year. Expenditures in both years were related to the Kaslo project.

Total expenses other than exploration costs and gain on sale of discontinued opearations totaled $405,122 in fiscal 2015, compared to $766,569 in fiscal 2014. Significant differences between the levels of expenditures in the two fiscal years include the following:

General and administrative expenses, consisting of depreciation, office and administration, travel and conferences increased from $56,916 to $76,951 in expenses. Expenses in the year ended March 31, 2014 were reduced as a result of recoveries of previously recognized Quorum expenses.

Professional fees, which include legal, accounting and audit fees, decreased from $174,741 to $113,335 primarily as a result of increased legal fees related to the reorganization of the Company effective October 3, 2013.

Salaries and benefits decreased from $394,530 to $191,087 primarily due to the decrease in executive salaries upon the reorganization of the Company effective October 3, 2013 and the severances paid during the year-ended March 31, 2014 related to the reorganization.

Shareholder communications decreased from $95,860 to $20,786, due to the decreases in salary and services related to investor relations, and the decrease in advertising costs, filing costs and news release disseminated.

Agave conducted most of its exploration activities in Mexico and in Canada in fiscal 2015, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions. The Company had a foreign exchange loss of $2,963 in fiscal 2015, compared to a foreign exchange loss of $6,022 in fiscal 2014. The Company’s cash balances were primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Fiscal 2014 Compared to Year Ended March 31, 2013 (“fiscal 2013”)

In fiscal 2014, Agave incurred a loss of $1,199,620, a loss per common share of $0.06, compared to a loss $1,794,629, a loss of $0.12 per common share in fiscal 2013.

Exploration costs of $40,107 were incurred in fiscal 2014, compared to $11,000 in fiscal 2013, contributing to the loss in each year.  Expenditures in fiscal 2014 by project area, with comparative figures for fiscal 2013 in parentheses are as follows: Kaslo, British Columbia - $40,107 ($7,065) and Manitoba Properties, Manitoba - $Nil ($3,935).

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

Professional fees, which include legal, accounting and audit fees, increased from $154,245 to $174,741 due to no audit and accounting IFRS transition related fees in fiscal 2013.  The decrease of these costs in the year ended March 31, 2013 were partially offset by higher legal fees relating to the Company’s filing of its NI 43-101 technical report.

Salaries and benefits decreased from $395,947 to $394,530 due to a decrease of services provided by Quorum and no fees paid for services of a Corporate Secretary for the year ended March 31, 2013.  These decreases were partially offset due to hiring a Controller to take over the services that were provided by Quorum.

Shareholder communications decreased from $193,257 to $95,860, due to decreases in services of an investor relations employee and consultants, website design and maintenance, printing, conference fees, (“AGM”) materials, and related shareholder awareness costs.

Share-based payments decreased from $3,811 to $Nil.  During the year ended March 31, 2014 there were no stock options granted.  In the year ended March 31, 2013 there were no stock options granted and the only expense that was incurred was due to the vesting of options.

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

Financial Conditions for the year ended March 31, 2015

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

At March 31, 2015, the Company had a working capital deficit of $355,003, defined as current assets less current liabilities, compared with a working capital deficit of $404,648 at March 31, 2014. The Company’s consolidated financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days, it is recorded as a short-term investment.

Operations for the year ended March 31, 2015, have been funded primarily from loans and share subscriptions made by insiders, officers and directors.

Investing Activities

As at March 31, 2015, Agave has capitalized $Nil (2013 - $Nil).

Capital Resources

As discussed above, at March 31, 2015, Agave’s working capital deficit was $355,003 compared to a working capital deficit of $404,648 at March 31, 2014. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company does not have sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing. The Company will select whichever funding options are available and are in the best interest of the shareholders.

At March 31, 2015, the Company had 25,834,059 common shares issued and outstanding

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

2015

On December 2, 2014, the Company announced a proposed non-brokered private placement whereby it intends to offer up to 11,000,000 flow-through common shares at a price of $0.06 per flow-through common share and 9,000,000 non-flow-through units at a price of $0.05 per non-flow-through unit. Each non-flow-through unit will be comprised of one common share and one common share purchase warrant. Each whole non-flow-through warrant will entitle the holder to purchase one non-flow-through common shares at any time for a period of 24 months from the date the warrant is issued, at a price of $0.10. The Company intends to raise up to $1,110,000 through the private placements. As at March 31, 2015, share subscriptions of $100,000 had been received.

27

2014

Effective October 3, 2013, the Company completed a share consolidation on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share. The periods presented prior to the consolidation have been retroactively adjusted to reflect this consolidation unless otherwise stated.

During the year ended March 31, 2014 the Company completed, in two tranches, a non-brokered private placement for total proceeds of $1,030,000. The private placement was entirely subscribed by insiders, directors and officers of the Company. The private placement consisted of the issuance of 10,300,000 units of the Company at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.08-1.18%, volatility factors ranging from 135.38% to 137% and an expected life of two years.

2010-2013

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

Going Concern

At March 31, 2015, the Company has a working capital deficit. Additional financing is required.

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

Plans for Fiscal 2016

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

Contractual Obligations in 2016

See Item 5 (d) for a table of contractual obligations at March 31, 2015.

Trend information

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

Agave’s Management and board of directors are not financial or commodity analysts and therefore cannot and should not forecast prices for silver and gold. Management and the directors do monitor silver and gold industry trends, specifically demand supply data and believe that the silver and gold markets should continue to experience positive fundamentals. As such Agave will continue to advance its properties, subject to available funds.

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

D.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2015:

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

The following table lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. Mr. Ronald Lang was appointed President and Chief Executive Officer on October 3, 2013, and Ms. Sherri Odribege was appointed as Chief Financial Officer on June 16, 2015. Ms. Angela Yap was appointed Chief Financial Officer on May 30, 2011 and resigned on June 16,2015. Ms. Shannon Ross resigned as Chief Financial Officer on May 30, 2011. Mr. Gerald Feldman was appointed as a director on December 21, 2010. Mr. Christopher Hebb, Mr. Ronald Lang and Mr. Dwayne Melrose were appointed directors on June 23, 2011. Mr. Frank Lang resigned as a director of the Company on June 23, 2011. Mr. Ferdinand Holcapek did not stand for re-election at the Company’s December 13, 2012 AGM. Messrs. O’Connor, Hebb, Berner, Feldman, Merrifield and Melrose did not stand for re-election at the Company’s September 27, 2013 AGM, at which time Mr. Benjamin Ainsworth and Dr. A. Darryl Drummond were appointed. On July 7, 2014 Dr. Drummond retired and on July 8, 2014 Dr. Derek McBride and Mr. Robert Paul were appointed. Mr. Ainsworth did not stand for re-election at the Company’s December 14, 2014 AGM at which time Mr. Navin Varshney was elected.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 27, 2015	Principal Business Activities Outside the Company
Ronald M. Lang President and Chief Executive Officer	None	3,352,855	Businessman and consultant to companies in the junior resource sector
Sherri Odribege Chief Financial Officer	None	Nil	None
Derek McBride Director	None	Nil	Consulting Geologist
Robert Paul Director	None	Nil	Corporate Communications Professional
Navin Varshney Director	Earny Resources Ltd. Jaxon Minerals Inc.	Nil	President – N.K.V. Engineering & Consulting Ltd.

Ronald M. Lang has been President and Chief Executive Officer since October 2013. Mr. Lang is a businessman and consultant with over twenty years' experience working with companies in the junior resource sector.

Sherri Odribege was appointed Chief Financial Officer on June 16, 2015. Ms. Odribege brings over 25 years of industry accounting and financial management experience. This experience includes successively senior positions with Breakwater Resources Ltd., Hunter Dickinson Inc., ValGold Resources Ltd, Emgold Mining Corporation, Sultan Minerals Inc. and Cream Minerals Ltd. Prior to her appointment as Chief Financial Officer, Ms. Odribege had served as the Company’s Corporate Controller since 2012.

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

Mr. Navin Varshney is the President of N.K.V Engineering & Consulting Ltd., a private company that has provided structural and geotechnical engineering services for residential projects for the last 25 years. Mr. Varshney obtained a Bachelor of Science degree in Engineering from the Aligarh Muslim University in India in 1982, a Diploma from the Faculty of Civil Engineering at the University of Calgary in 1985, and his P. Eng. designation from the Association of Professional Engineers & Geoscientists of British Columbia in 1988. Mr. Varshney has been involved in the equity market since 1988. He has vast experience in investing in public companies as well as in acting as Director and/or Officer for public companies traded on the Vancouver Stock Exchange and TSX Venture.

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

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2015;
(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2015;
(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2015.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2014.

Compensation of Directors and NEOs

The Company’s Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company’s directors and senior management. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The independent directors exercise their responsibilities for independent oversight of management through a strong CGCC. The Board has appointed Dr. Derek McBride as Chairman of the Corporate Governance and Compensation Committee to assist the Board in being effective, cohesive and independent from management.

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

At March 31, 2015, and at July 27, 2015, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 2,723,500 of the issued and outstanding common shares at the respective dates. A total of 377,500 stock options were outstanding at March 31, 2015 and 1,717,500stock options were outstanding at July 27, 2015.

During the year ended March 31, 2015, there were no options granted or exercised. Subsequent to March 31, 2015, there were 1,450,000 options granted, none were exercised and 110,000 were forfeited.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, is as set out below:

NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($(3))	Total Compen-sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Ronald M. Lang President and CEO	2015	60,000	N/A	Nil	N/A	N/A	N/A	1,004	61,004
	2014	15,000	N/A	Nil	N/A	N/A	N/A	6,250	36,250
	2013	Nil	N/A	Nil	N/A	N/A	N/A	12,750	12,750
Michael E. O'Connor(4) President and CEO	2015	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2014	52,500	N/A	Nil	N/A	N/A	N/A	144,159	196,659
	2013	180,000	N/A	Nil	N/A	N/A	N/A	35,915	215,915
Angela Yap (4) CFO and Corporate Secretary	2015	Nil	N/A	Nil	N/A	N/A	N/A	26,538	26,538
	2014	64,485	N/A	Nil	N/A	N/A	N/A	23,705	88,190
	2013	37,422	N/A	Nil	N/A	N/A	N/A	7,453	44,875
(1)	Financial years ended March 31, 2013, March 31, 2014 and March 31, 2015, respectively.
(2)	The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $1.60-$2.30 (post-consolidation), exercise price - $1.60-$2.30, an option life of 5.0 years, a risk-free interest rate of 2.09-2.30% and a volatility of 104.44-113.50%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Includes salary paid through Quorum Management and Administrative Services Inc.

In the year ended March 31, 2015, $Nil- (2014- $40,456; 2013 - $312,556) in management, administrative, geological and other services were provided by Quorum on a cost recovery basis to the various entities sharing certain personnel costs, office space, and overhead with the Company until August 31, 2012.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2015, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Ronald M.. Lang	40,000	1.60	June 23, 2016	Nil	N/A	N/A
	20,000	3.80	March 4, 2016	Nil	N/A	N/A
Angela Yap	60,000	2.20	June 1, 2016	Nil	N/A	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2015, the end of the most recently completed financial year, which was $0.02, and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2015, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Ronald M.. Lang	Nil(2)	N/A	N/A
Angela Yap	Nil(2)	N/A	N/A

Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

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

The contract of Angela Yap provides for payment to Ms. Yap of a minimum severance allowance if the Company should terminate the employment agreement without cause or Ms. Yap should terminate the agreement for good cause. The minimum severance allowance would be calculated as one year’s salary as in effect as at the termination date plus benefits will be covered, other than disability insurance coverage or comparable alternate benefits, for the same period as the severance. Additionally, the contract provides for payment to Ms. Yap of the same severance allowance in certain circumstances in the event of an acquisition or change of control by another company or other similar form of transaction. Ms. Yap’s employment was terminated effective June 3, 2015 and a lump sum payment in the amount of $42,000 was negotiated as severance.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Derek McBride	4,000	Nil	Nil	Nil	Nil	Nil	4,000
Robert Paul	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Navin Varshney	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Drummond, A. Darryl	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ainsworth, Benjamin	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2015 each director, excluding one director whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Drummond, Darryl	Nil	N/A	N/A	N/A	N/A	N/A
Ainsworth, Benjamin	Nil	N/A	N/A	N/A	N/A	N/A
Derek McBride	Nil	N/A	N/A	N/A	N/A	N/A
Robert Paul	40,000	$3.80	March 4, 2016	Nil	Nil	Nil
Navin Varshney	Nil	N/A	N/A	N/A	N/A	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2015, the end of the most recently completed financial year, which was $0.02, and the exercise price of the options.
(2)	The Company does not have incentive plan awards in place other than option-based awards.
37

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2015, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2)(3) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Darryl Drummond	Nil	N/A	N/A
Benjamin Ainsworth	Nil	N/A	N/A
Derek McBride	Nil	N/A	N/A
Robert Paul	Nil	N/A	N/A
Navin Varshney	Nil	N/A	N/A
(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	377,500	$3.31	2,346,000
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	377,500	$3.31	2,346,000
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2015.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.	Board Practices

All directors of Agave at July 27, 2015 were elected at the December 18, 2014 AGM for a term of office expiring at the next AGM of Agave. All officers have a term of office lasting until their removal or replacement by the board of directors.

An “independent” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “independent” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. The Board currently consists of seven directors, six of whom are independent based upon the tests for independence set forth in Canadian National Instrument 52-110. Derek McBride, Robert Paul and Navin Varshney are independent. Ronald Lang is not independent as he is the President and CEO of the Company.

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

There are no director’s services contracts with the Company providing for benefits upon termination of employment except for benefits to Ms. Angela Yap as set out under “Termination and Change of Control Benefits” above. Agave has no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control. There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Other than as disclosed in related party transactions, fees payable to directors as disclosed above under "Director Compensation", and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
Ronald M. Lang	President and Chief Executive Officer Director	Since October 3, 2013 Since June 23, 2011 1989 to 2005
Sherri Odribege	Chief Financial Officer Corporate Secretary	Since July 16, 2015 Since July 16, 2015
Angela Yap	Chief Financial Officer Corporate Secretary	May 30, 2011 to June 16, 2015 February 24, 2012 to June 16, 2015
Derek McBride	Director	Since July 8, 2014
Robert Paul	Director	Since July 8, 2014
Navin Varshney	Director	Since December 18, 2014
Darryl Drummond	Director	September 27, 2013to July 8, 2014
Ben Ainsworth	Director	September 27, 2013 to December 18, 2014
Christopher H. Hebb	Chairman Director	June 23, 2011 to September 27, 2013 June 23, 2011 to September 27, 2013
Michael E. O’Connor	President Chief Executive Officer Director	October 2, 2008 to October 3, 2013 October 2, 2008 to October 3, 2013 October 2, 2008 to September 27, 2013
39

Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. (sold effective February 12, 2015)	Since October 10, 2001 to December 13, 2012 Since December 1999
Robin Merrifield	Director Chair, Audit Committee	September 21, 2004 to September 27, 2013 September 21, 2004 to September 27, 2013
Sargent H. Berner	Director Chair – Corporate Governance & Compensation Committee	January 23, 1996 to August 12, 2013 January 23, 1996 to August 12, 2013
Gerald Feldman	Director	December 21, 2010 to September 27, 2013
Dwayne Melrose	Director	June 23, 2011 to September 27, 2013
Frank A. Lang	Non-Executive Chairman President & Chief Executive Officer Director	October 2, 2008 to June 23, 2011 October 12, 1966 to October 2, 2008 September 25, 2002 to October 2, 2008 October 12, 1966 to June 23, 2011
C. Douglas Lang	Director	May 30, 2006 to November 9, 2010
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 to November 8, 2010 September 25, 1997 to November 8, 2010
Shannon M. Ross	Chief Financial Officer & Corporate Secretary	January 31, 2000 to May 30, 2011

Audit Committee

Navin Varshney, Ronald Lang and Robert Paul are the members of Agave’s audit committee. The audit committee is appointed annually by the directors of Agave at the first meeting of the board held after Agave’s AGM. Its primary function is to review the financial statements of Agave before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of Agave’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Derek McBride, Navin Varshney and Robert Paul. The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board, and senior executives and making recommendations as to their compensation.

D. Employees

At March 31, 2015, Agave had three employees, Ronald Lang, the President and CEO, Angela Yap, the CFO, and Sherri Odribege, the Controller.

E. Share Ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at March 31, 2015, all stock options held by the directors and members of senior management of the Company, including the number of common shares issuable upon the valid exercise of the options, the exercise price and expiration date of the options.

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of Agave and Subsidiaries
Ronald M. Lang, President and Chief Executive	40,000 20,000	Common Common	1.60 3.80	June 23, 2016 March 4, 2016
Robert Paul Director	40,000	Common	3.80	March 4, 2016
Angela Yap Chief Financial Officer	60,000	Common	2.20	June 1, 2016(1)
Total Directors/Officers (3 persons)	160,000	Common
Total Employees/Consultants (6 persons)	217,500	Common	1.60 to 3.80	March 4, 2016 to June 23, 2016 (2)
Total Directors/Officers/ Employees/ Consultants (9 persons)	517,500	Common	$1.60 to $3.80	March 4, 2016 to June 23, 2016

(1)	Forfeited effective September 14, 2015 – 60,000 options.
(2)	Forfeited effective May 13, 2015 - 110,000 options
41

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

To the knowledge of the directors and executive officers of the Company as at July 27 2015, there are no holders of 5% or more of the common shares of Agave, except as set out below:

Name of Shareholder	Number of Shares held, directly and indirectly, at July 27, 2015	% of Issued and Outstanding Shares at July 27, 2015
Estate of Frances A. Lang	9,557,866	29.89%
Ronald M. Lang	3,352,855	10.48%

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Agave’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Agave does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Agave is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 27, 2015 Agave had authorized an unlimited number of common shares without par value of which 31,981,559 were issued and outstanding.

As of July 27, 2015, there were 586 registered shareholders of record holding a total of 31,981,559 common shares of Agave. To the best of Agave’s knowledge there were 190 registered shareholders of record with registered addresses in Canada, 380 shareholders of record with registered addresses in the United States and 16 shareholders of record with registered addresses in other countries holding approximately 31,802,015 (99.44%), 168,823 (0.53%) and 10,721 (0.03%) of the outstanding common shares, respectively. Shares registered in the name of intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2015, except as noted below.

The Company entered into a share purchase agreement, dated November 14, 2014 among Frank Lang and Ferdinand Holcapek (collectively, the “Purchasers”), Cream Minerals de Mexico, S.A. de C.V. (“Cream Mexico) and the Company (the “Share Purchase Agreement”), pursuant to which the Company agreed to sell the Company’s interest in the Nuevo Milenio Property, in Nayarit State, Mexico, to the Purchasers via the sale of all of the securities of Cream Mexico held by the Company (the “Transaction”).

Pursuant to the terms of the Share Purchase Agreement the Purchasers purchased all of the Cream Mexico shares held by the Company in exchange for the aggregate sum of $686,000, payable as the forgiveness of the debts owed by the Company to Frank Lang (or other entities controlled by Frank Lang) and Ferdinand Holcapek.

The Transaction was subject to a number of conditions, including TSXV approval and the approval by special resolution of 662/3 of the shareholders of Agave in accordance with the “majority of the minority” requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) at the annual general and special meeting of the shareholders of Agave which was held on December 18, 2014.

As the Transaction is a related party transaction (as such term is defined in MI 61-101), the Transaction is exempt from the formal valuation requirement of MI 61-101 as the Company’s securities are not listed on certain specified stock exchanges.

The Company closed the transaction for the sale of its interest in the Nuevo Milenio project on February 12, 2015.

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

Fees were paid or accrued to Fred Holcapek, a director of the Company until December 13, 2012 and the Sole Administrator and Director General of the subsidiary in Mexico, for administrative and geological services, for a total of $85,000 (2014 –$119,532; 2013 - $120,000).

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
A.	Consolidated Statements and Other Financial Information

See “Item 17 - Financial Statements”. The consolidated financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of Morgan & Company LLP, Chartered Professional Accountants, is included immediately preceding the consolidated financial statements.

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

The tables below list the high and low prices for common shares of the Company on the TSX Venture Exchange and the OTCBB to July 22, 2014 then the OTCQB, for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report (July 27, 2015):

TSX Venture Exchange: AGV – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2015 (to July 27, 2015)	0.04	0.02
2014	0.09	0.03
2013	0.50	0.06
2012	2.90	0.30
2011	4.80	1.40
2010	2.70	0.50

TSX Venture Exchange: AGV – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2015
First Quarter	0.04	0.02
Second Quarter	0.04	0.02
Calendar 2014 First Quarter Second Quarter Third Quarter Fourth Quarter	0.09 0.07 0.07 0.07	0.05 0.05 0.04 0.03
Calendar 2013
First Quarter	0.50	0.10
Second Quarter	0.20.	0.10
Third Quarter	0.10	0.10
Fourth Quarter	0.12	0.06

Calendar 2012
First Quarter	2.90	2.20
Second Quarter	2.50	0.90
Third Quarter	1.40	0.40
Fourth Quarter	1.40	0.30

Month ended
June 30, 2015	0.03	0.02
May 31, 2015	0.03	0.02
April 30, 2015	0.02	0.02
March 31, 2015	0.03	0.02
February 28, 2015	0.04	0.02
January 31, 2015	0.03	0.02

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on July XX, 2015, was Cdn$0.02, Cdn$0.02 and Cdn$0.02 respectively. The Company’s common stock is issued in registered form.

OTCBB: ASKDF – Trading in US Dollars
	High	Low
	($)	($)
Annual
2015	0.03	0.01
2014	0.07	0.02
2013 2012	0.05 3.00	0.01 0.30
2011	4.60	1.40
2010	2.70	0.50

OTCBB: ASKDF – Trading in US Dollars
	High	Low
	($)	($)

Calendar 2015
First Quarter	0.03	0.02
Second Quarter (to July XX, 2015)	0.03	0.01

Calendar 2014
First Quarter	0.07	0.05
Second Quarter	0.07	0.04
Third Quarter	0.06	0.04
Fourth Quarter	0.05	0.02

Calendar 2013
First Quarter	0.50	0.10
Second Quarter	0.30	0.10
Third Quarter	0.20	0.10
Fourth Quarter	0.11	0.05

Calendar 2012
First Quarter	3.00	2.00
Second Quarter	2.30	0.90
Third Quarter	1.40	0.40
Fourth Quarter	0.80	0.30

Month ended
June 30, 2014	0.06	0.04
May 31, 2014	0.07	0.05
April 30, 2014	0.07	0.05
March 31, 2014	0.07	0.05
February 28, 2014	0.07	0.05
January 31, 2014	0.06	0.05

The high, low and closing price of the Company’s common stock on the OTCBB on July 27, 2015, was Cdn$0.01, Cdn$0.01 and Cdn$0.01 respectively. The Company’s common stock is issued in registered form.

B.	Plan of Distribution

Not applicable.

C.	Markets

The shares of Agave have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-AGV). Since October 5, 1999, Agave’s shares have traded on the over-the-counter market (“OTC-BB”) in the United States (symbol-ASKDF.OB) to July 26, 2012 at which time Agave’s shares were exclusively quoted on the OTCQB. Effective May 1, 2014 the Company was listed on the OTCBB “Pink”, (symbol ASKDF) an electronic trading platform operated by the OTC Markets Group Inc. They also trade on the Frankfurt Exchange under the symbol “DFL”.

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

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

Agave has only one class of shares, common shares without par value of which an unlimited number are authorized and 31,981,559 are outstanding as of July 27, 2015. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

A.	Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations. At March 31, 2015 and 2014, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2015	March 31, 2014
U.S. Dollars
Cash and cash equivalents	$ 2,315	$ 10,160
Accounts payable and accrued liabilities	(16,090)	(9,707)
Mexican Pesos
Cash and cash equivalents	--	2,063
Value added taxes recoverable	--	16,857
Accounts payable and accrued liabilities	--	(69,223)

Based on the above net exposures at March 31, 2015, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $1,378 (2014 - $45), in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $Nil (2014 - $5,030 in the Company’s loss from operations.

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

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at March 31, 2015. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in short term cash GIC’s issued by a major Canadian chartered bank, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year end. As at March 31, 2015, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

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

The Company’s financial assets comprise cash, short-term investments, marketable securities and accounts receivable. These financial instruments potentially subject the Company to credit risk. The Company’s maximum exposure to credit risk as at March 31, 2015 is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in GIC’s issued by a major Canadian chartered bank. Cash is held at a major Canadian Chartered Bank and the risk of default is considered to be remote.

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

Exploration in fiscal 2015 was primarily conducted in Mexico, and its administrative operations are in Canada. The Company’s operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars. Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures. In the future, it will be necessary to do further equity or other forms of financing. The funds are usually received in Canadian dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U.S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. Exchange losses were incurred in fiscal 2015 of $2,963 on cash expenditures of $0.68 million, an amount primarily related to administrative and exploration activities in Mexico.

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

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures and internal controls over financial report (as defined in rules adopted by the SEC) as at March 31, 2015. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2015.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2015 that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The members of the audit committee are Navin Varshney, Ronald Lang and Robert Paul. The Company’s board of directors has determined that it has more than one “audit committee financial expert” on the Audit Committee:

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

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2015, and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Years ended March 31,
Services:	2015	2014
Audit fees	$ 15,000	$ 20,500
Audit-related fee (1)	--	--
Tax fees	Nil	Nil
All other fees (2)	--	--
Total fees	$ 15,000	$ 20,500

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

During the year ended March 31, 2015, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

The financial statements and notes thereto as required under Item 17 are attached as Exhibit F-1 to this Annual Report and are incorporated by reference herein. The audit report of Morgan & Company LLP, Chartered Professional Accountants, is included therein immediately preceding the consolidated financial statements and is also incorporated by reference herein.

ITEM 18	FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19.	EXHIBITS

Financial Statements:

a.	Auditors’ Report on the consolidated statements of financial position as at March 31, 2015 and 2014 and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for years ended March 31, 2015, 2014 and 2013;
b.	Consolidated statements of financial position as at March 31, 2015 and 2014;
c.	Consolidated statements of operations and comprehensive loss for the years ended March 31, 2015, 2014 and 2013;
d.	Consolidated statement of changes in equity (deficiency) for the years ended March 31, 2015, 2014 and 2013;
e.	Consolidated statements of cash flows for years ended March 31, 2015, 2014 and 2013;
f.	Notes to the consolidated financial statements;
g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Consolidated Financial Statements for the Years Ended March 31, 2015, 2014 and 2013, including Management’s Responsibility for Financial Reporting and Auditors’ Report from Morgan & Company LLP, Chartered Professional Accountants
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1***	2011 Stock Option Plan (10% Rolling), as approved by shareholders on June 23, 2011 and December 13, 2012
4.2****	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1***	List of subsidiaries
11.1*	Code of ethics
11.2	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*	A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.
B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.

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

AGAVE SILVER CORP.

Per:

/s/ Ronald M. Lang

Ronald M. Lang, President

DATED:               July 31, 2015

[1] www.kitco.com Gold prices, London Fix US dollars per ounce

2 www.silverinstitute.org/priceuk.php Silver prices, London Fix US dollars per ounce