Form 20-F
period 2016-03-31
AGAVE SILVER CORP.
filed 2016-07-13
CIK 1066130

July 5, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016 (with other information to July 5, 2016, except where noted)

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

Ronald M. Lang, President, CEO, and Director, (604) 558-3908, facsimile – (604) 687 4212, Suite 1601-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
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

Number of outstanding shares of Agave’s only class of issued capital stock as at March 31, 2016:

31,981,559 Common Shares Without Par Value

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

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated. On July 5, 2016, the Bank of Canada noon rate for Canadian Dollars was U.S. $1.00: Cdn $1.2949 (see Item 4 for further historical exchange rate information). Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres (“km”)	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

The following table sets out the U.S. dollar exchange rates, based on the noon rate at the Bank of Canada for the calendar years 2011 through 2015 and 2016 to date.

	To June 30, 2016	2015	2014	2013	2012	2011
End of Period	1.2917	1.3840	1.1601	1,0160	0.9975	1.0009
Average for Period	1.3298	1.2788	1.1045	1,0013	0.9939	1,0077
High for Period	1.4589	1.3705	1.1643	1.0281	1.0006	1.0583
Low for Period	1.2544	1.2115	1.0614	0.9783	0.9859	0.9430

	June 2016	May 2016	April 2016	March 2016	February 2016	January 2016

High	1.3091	1.3136	1.3170	1.3468	1.4040	1.4589
Low	1.2695	1.2548	1.2544	1.2962	1.3523	1.3969

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

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

A.         Selected Financial Data

The selected financial data of Agave Silver Corp. (“Agave” or the “Company”) for the years ended March 31, 2016, 2015 and 2014 was derived from the Company’s consolidated financial statements audited by Morgan & Company LLP, Chartered Professional Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein. The following constitutes selected financial data for Agave Silver Corp. for the last five fiscal years ended March 31, 2016, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2016, 2016, 2014, 2013 and 2012, The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the consolidated financial statements included in Item 17. On July 5, 2016, the noon buying rate as quoted by the Bank of Canada was 1.2949 Canadian dollars per U.S. dollar.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)		As at March 31,
Statement of Financial Position Data	2016	2015	2014	2013	2012
Total assets according to financial statements (IFRS)(1)	$ 48	$ 94	$ 135	$ 261	$ 1,415
Total liabilities	252	381	473	479	247
Share capital	33,974	33,755	33,755	33,067	32,590
Warrant reserve, share-based payment reserve, share subscriptions (Restated)	126	1,407	1,768	4,197	7,343
Deficit (IFRS) (Restated)	(34,303)	(35,448)	(35,861)	(37,482)	(36,877)

(Cdn$)
Period End Balances (as at)	2016	2015	2014	2013	2012
Working capital (deficiency)	$ (237)	$ (355)	$ (405)	$ (252)	$ 309
Mineral property interests (IFRS)	--	--	--	--	97
Shareholders’ equity (IFRS)	(204)	(286)	(338)	(218)	1,168
Number of outstanding shares	30,683	25,834	25,834	15,534	15,264

No cash or other dividends have been declared.

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2016	2015	2014	2013	2012
Investment and other income	(129)	--	(51)	(4)	(41)
General and administrative expenses (including Share-based payments)	243	405	767	984	1,720
Exploration costs	(2)	1	40	11	41
Net loss (income) from discontinued operations	--	(408)	443	706	2,722
Write-down of mineral property interests	--	--	--	97	441
Future income tax recovery	--	--	--	--	--
Net income (loss) according to financial statements (IFRS)	(112)	2	(1,199)	(1,794)	(4,883)

Note:

(1)	Under IFRS applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry. Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

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

The tables below include the quarterly results for the years ended March 31, 2016 (“fiscal 2016”) and 2015 (“fiscal 2015”).

(Cdn$)	Year Ended March 31, 2016
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$ (129,121)	$ (707)	$ --	$ --	$ (129,828)
General and administrative expenses	72,420	46,449	67,409	36,027	222,305
Share-based payments	21,006	--	--	--	21,006
Write-down of mineral property interests	--	--	--	--	--
Exploration costs	(3,777)	760	--	1,127	(1,890)
Loss (gain) on sale of discontinued operations	--	--	--	--	--
Net loss (income) according to financial statements	(39,472)	46,502	67,409	37,154	111,593
Net loss from continuing operations per common share	0.00	0.00	0.00	0.00	0.00

(Cdn$)	Year Ended March 31, 2015
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$ --	$ --	$ --	$ --	$ --
General and administrative expenses	95,672	93,644	156,335	59,471	405,122
Share-based payments	--	--	--	--	--
Write-down of mineral property interests	--	--	--	--	--
Exploration costs	3,161	5,062	(7,885)	1,127	1,465
Loss (gain) on sale of discontinued operations	116,257	104,560	54,961	(684,023)	(408,245)
Net loss (income) according to financial statements	215,090	203,266	203,411	(623,425)	(1,658)
Net loss (income) from continuing operations per common share	0.01	0.01	0.00	(0.02)	0.00

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

Financial Risk Factors

Agave has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition all of the Company’s projects have a financial statement value of zero. Agave has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and Agave has no prior years’ history of earnings or cash flow. Agave has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. Agave’s consolidated financial statements have been prepared assuming Agave will continue on a going-concern basis. Should funding not be obtained, this assumption will change and Agave’s assets may be written down to realizable values. Agave has incurred losses since inception (deficit at March 31, 2016, is $34,302,758), which casts doubt on the ability of Agave to continue as a going concern. Agave has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of Agave’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2016, Agave had working capital deficit of $237,139 compared to a working capital deficit of $355,003 at March 31, 2015. Working capital is defined as current assets less current liabilities.

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

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2017. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable. If Agave fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

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

Below are the annual average, high and low prices of gold and silver from the year 2005 to 2015, and year 2016 to date.

Gold[1]

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010	1224.53	1421.00	1058.00
2011	1,568.59	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013	1,411.23	1,693.75	1,195.25
2014	1,266.40	1,385.00	1,142.00
2015	1,160.06	1,295.75	1,049.40
2016 – (Jan – July 5, 2016)	1,226.46	1,366.25	1,077.00

Silver[2]

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2005	7.22	9.23	6.39
2006	11.57	14.94	8.83
2007	13.39	15.82	11.67
2008	15.02	20.92	8.88
2009	14.66	19.18	10.51
2010	20.16	30.70	15.14
2011	35.11	48.70	26.16
2012	31.15	37.23	26.67
2013	23.84	32.23	18.61
2014	19.08	22.05	15.28
2015	15.68	18.23	13.71
2016 (Jan-July 5, 2016)	15.98	20.43	14.06

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

Significant potential equity dilution. A summary of Agave’s diluted share capital at June XX, 2016 is as follows:

Number of Warrants	Exercise Price	Expiry Date

5,000,000	$0.10	June 16, 2017
5,000,000

Agave had stock options outstanding (1,490,000 at March 31, 2016 and 1,450,000 at July 5, 2016), which are exercisable at prices ranging from $0.07 to $1.60 per share (retroactively adjusted to reflect share consolidation effective October 3, 2013) as at March 31, 2016 and $0.07 as at July 5, 2016. In the money options could be exercised prior to expiry while the higher priced options may not be exercised before expiry. In either case, the outstanding options could act as an upside damper on the price of Agave’s shares. There are no shares of Agave remaining subject to hold period restrictions in Canada or the United States as of March 31, 2016 or as at July 5, 2016, as such hold restrictions have expired. At March 31, 2016 and at July 5, 2016 there were 5,000,000 warrants exercisable at an average price of $0.10. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Agave’s shares. Dilutive securities based on the trading range of Agave’s common shares at March 31, 2016, including the warrants and the stock options noted above, collectively represent approximately 20.17% of Agave’s issued shares as at March 31, 2016.

In June 2015, the Company closed the first and final tranche of a non-brokered private placements of units at a price of $0.05 per unit by issuing an aggregate of 5,000,000 units for gross proceeds of $250,000. Each unit is comprised of one common share and one common share purchase warrant, with each warrant entitling the holder thereof to purchase one additional common share at a price of $0.10 for a term of 24 months after closing. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk free interest rate of 0.56%, volatility factor of 120% and an expected life of two years.

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

Telephone: (604) 558-3908

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

Ontario

Hastings Highland Property

Effective May 9, 2015 the Company and Hastings Highland Resources Limited (“Hastings”) entered into an agreement with respect to the exclusive option to earn a 90% interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada, however the Company was unable to secure the requisite was unable to secure the requisite financing and terminated the option on September 3, 2015

On February 19, 2015 the Company announced that it has signed a letter agreement (the “Letter”) with Hastings Highland Resources Limited (“Hastings”) for an exclusive option to earn a 90 percent interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada (the “Property”).

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
19

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

D.         Property, Plant and Equipment

The Company has mineral exploration interests in one property: the Kaslo Property (British Columbia).

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

Exploration Expenditures

Expenditures incurred by the Company on Nuevo Milenio in fiscal 2016 (fiscal 2015 numbers in parentheses) include the following: assays and analysis - $Nil ($Nil); drilling – $Nil ($Nil); geological and geophysical - $Nil ($106,680); site activities - $Nil ($116,114) and travel and accommodation- $Nil ($2,984).

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

Proposed Exploration

No significant exploration work is proposed for fiscal 2017.

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

Wine Nickel-Copper Property, Manitoba

During the year ended March 31, 2014 the Company sold the Wine Claim to the optionor for the amount of $50,000 cash.

Capital Expenditures and write-downs

Agave’s principal capital expenditures and write-downs over the two fiscal years ended March 31, 2016 and 2015, are as follows:

Year	Mineral Property Acquisitions	Equipment Acquisitions	Mineral Property Write-downs
2016	$ --	$ --	$ --
2015	--	--	--
23

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	Nuevo Milenio	Kaslo Silver Property, British Columbia	Goldsmith and Other Properties, British Columbia	Manitoba Properties	Total

2016	$ Nil	$ (1,890)	Nil	Nil	$ (1,890)
2015	275,778	1,465	Nil	Nil	277,243
2014	443,448	40,107	Nil	Nil	483,555
2013	706,186	7,065	Nil	3,935	717,186
2012	2,721,792	39,027	Nil	2,300	2,763,119

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

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Agave for the years ended March 31, 2016 and 2015 and the related notes thereto. Agave’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

Agave is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of Agave’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended March 31, 2016 and 2015.

Recent accounting pronouncements

A summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 2 (p) of the Company’s consolidated financial statements for the years ended March 31, 2016 and 2015.

A.         Operating Results

Year Ended March 31, 2016 (“fiscal 2016”), Compared to Year Ended March 31, 2015 (“fiscal 2015”)

In fiscal 2016, Agave incurred a loss of $111,593, a per common share of $0.00, compared to an income of $1,658, or $0.00 per common share in fiscal 2015.

Exploration costs of $1,890 were recovered in fiscal 2016, compared to exploration costs of $1,465 in fiscal 2015, contributing to the loss/income in each year. The costs and recoveries in both years were related to the Kaslo project. The recovery in fiscal 2016 was a result of the reversal of costs charged in fiscal 2015.

Total expenses other than exploration costs and gain on sale of discontinued operations totaled $113,483 in fiscal 2016, compared to $405,122 in fiscal 2015. Significant differences between the levels of expenditures in the two fiscal years include the following:

Finance fees for the year ended March 31, 2016 were $25,000, compared to $Nil for the year ended March 31, 2015. This amount represents a non-refundable fee paid to a third party firm who had been hired in February, 2015 to complete a financing for the Company. This amount had been recorded as a deferred finance fee until Q3 2016 at which time it was recorded as an expense as it became obvious to the Company that the financing would not be completed.

General and administrative expenses, consisting of depreciation, office and administration, travel and conferences decreased from $76,951 to $43,796 in expenses. The decrease is primarily a result of decreased directors’ and officers’ liability insurance costs and reduced travel expenses.

Professional fees, which include legal, accounting and audit fees, decreased from $113,335 to $39,785 primarily as a result of reduced legal fees. In the year ended March 31, 2015 the Company incurred legal fees related to its Mexican subsidiary, with no comparable expenses in the year ended March 31, 2016. Further reduced legal fees related to the review of the Company’s US Annual Information Report (20-F).

Salaries and benefits decreased from $191,087 to $85,181 primarily due to a reduction in staff.

Shareholder communications increased from $20,786 to $28,879. The costs in both years are primarily associated with statutory listing costs, filing fees and news release dissemination.

Stock-based compensation for the year ended March 31, 2016 was $21,006, compared to $Nil for the year ended March 31, 2015. The Company granted, pursuant to its stock option plan and TSX Venture Exchange approval, 1,450,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.07 per share, expiring on June 3, 2020. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk free interest rate of 1.01%, volatility factor of 126% and expected life of five years. There were no stock options granted in the year ended March 31, 2015.

During the year ended March 31, 2016 the Company settled all debts owing to officers and directors, with the exception of partial salaries payable to the President, by issuance of cash payments totaling $68,281 and by the issuance of 1,147,500 shares for a total of $22,950. These settlements resulted in a gain on settlement of debt of $129,121. There was no comparable gain in the year ended March 31, 2015.

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

Total expenses other than exploration costs and gain on sale of discontinued operations totaled $405,122 in fiscal 2015, compared to $766,569 in fiscal 2014. Significant differences between the levels of expenditures in the two fiscal years include the following:

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

B.         Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2016

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

At March 31, 2016, the Company had a working capital deficit of $237,139, defined as current assets less current liabilities, compared with a working capital deficit of $355,003 at March 31, 2015. The Company’s consolidated financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days, it is recorded as a short-term investment.

Operations for the year ended March 31, 2016, have been funded primarily from loans and share subscriptions made by insiders, officers and directors.

Investing Activities

As at March 31, 2016, Agave has capitalized $Nil (2015 - $Nil).

Capital Resources

As discussed above, at March 31, 2016, Agave’s working capital deficit was $237,139 compared to a working capital deficit of $355,003 at March 31, 2015. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company does not have sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing. The Company will select whichever funding options are available and are in the best interest of the shareholders.

At March 31, 2016, the Company had 31,981,559 common shares issued and outstanding

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

2016

In June, 2015 the Company closed the first and final tranche of a non-brokered private placement (“Private Placement”) of units “(“Units”) of the Company at a price of $0.05 per Unit by issuing an aggregate of 5,000,000 Units for gross proceeds of $250,000. Each Unit is comprised of one common share of the Company and one common share purchase warrant (“Warrant”), each Warrant entitling the holder thereof to purchase on additional common share of the Company at a price of $0.10 for a term of 24 months after the closing of the Private Placement.

In June, 2015 the Company issued 1,147,500 shares at a deemed price of $0.05 in partial settlement of $52,500 of deferred salary payable to Ron Lang since his appointment as President in October, 2013 and settlement in full of director’s fees arrears incurred prior to his appointment as President.

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

2011-2013

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

During the year ended March 31, 2016, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 1,450,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.07 per share, expiring on June 3, 2020. The fair value of the stock options granted has been calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk free interest rate of 1.01%, volatility factor of 126% and an expected life of five years.

Financing Activities

Further financing will be required for general and administrative costs. This could involve joint venture, equity financing, sale of assets, or other forms of financing.

Going Concern

At March 31, 2016, the Company has a working capital deficit. Additional financing is required.

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

Plans for Fiscal 2017

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

Contractual Obligations in 2017

See Item 5 (d) for a table of contractual obligations at March 31, 2016.

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

D.         Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2016:

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

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITeM 6.     Directors, senior management and employees

A.         Directors and Senior Management

The following table lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. Mr. Ronald Lang was appointed President and Chief Executive Officer on October 3, 2013, and Ms. Sherri Odribege was appointed as Chief Financial Officer on June 3, 2015. Ms. Angela Yap was appointed Chief Financial Officer on May 30, 2011 and resigned on June 3, 2015. Ms. Shannon Ross resigned as Chief Financial Officer on May 30, 2011. Mr. Gerald Feldman was appointed as a director on December 21, 2010. Mr. Christopher Hebb, Mr. Ronald Lang and Mr. Dwayne Melrose were appointed directors on June 23, 2011. Mr. Frank Lang resigned as a director of the Company on June 23, 2011. Mr. Ferdinand Holcapek did not stand for re-election at the Company’s December 13, 2012 AGM. Messrs. O’Connor, Hebb, Berner, Feldman, Merrifield and Melrose did not stand for re-election at the Company’s September 27, 2013 AGM, at which time Mr. Benjamin Ainsworth and Dr. A. Darryl Drummond were appointed. On July 7, 2014 Dr. Drummond retired and on July 8, 2014 Dr. Derek McBride and Mr. Robert Paul were appointed. Mr. Ainsworth did not stand for re-election at the Company’s December 14, 2014 AGM at which time Mr. Navin Varshney was elected.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 5, 2016	Principal Business Activities Outside the Company
Ronald M. Lang President and Chief Executive Officer	None	17,143,030	Businessman and consultant to companies in the junior resource sector
Sherri Odribege Chief Financial Officer	None	Nil	Controller – Dauntless Developments Ltd.
Derek McBride Director	None	Nil	Consulting Geologist
Robert Paul Director	None	Nil	Corporate Communications Professional
Navin Varshney Director	Earny Resources Ltd. Jaxon Minerals Inc.	Nil	President – N.K.V. Engineering & Consulting Ltd.

Ronald M. Lang has been President and Chief Executive Officer since October 2013. Mr. Lang is a businessman and consultant with over twenty years' experience working with companies in the junior resource sector.

Sherri Odribege was appointed Chief Financial Officer on June 3, 2015. Ms. Odribege brings over 25 years of industry accounting and financial management experience. This experience includes successively senior positions with Breakwater Resources Ltd., Hunter Dickinson Inc., ValGold Resources Ltd, Emgold Mining Corporation, Sultan Minerals Inc. and Cream Minerals Ltd. Prior to her appointment as Chief Financial Officer, Ms. Odribege had served as the Company’s Corporate Controller since 2012.

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

B.         Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2016;
(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2016;
(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2016.
31

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2016.

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

The Plan contains a provision that, if pursuant to the operation of the plan's adjustment provisions, in respect of options granted under the Plan (the "Subject Options"), an optionee receives options to purchase securities of another company (the "New Company"), such new options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the "Termination Provisions"); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that such new options expire pursuant to the terms of the New Company's stock option plan that correspond to the The Plan allows the board to impose vesting provisions and provides that, unless otherwise specified at the time of grant, all options shall vest and become exercisable in full immediately upon grant of such options. However, as required by the policies of the Exchange, options granted to optionees performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of such options vesting in any three month period.

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

At March 31, 2016, and at July 5, 2016, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 2,723,500 and 2,763,500, respectively, of the issued and outstanding common shares at the respective dates. A total of 1,490,000 stock options were outstanding at March 31, 2016 and 1,450,000 stock options were outstanding at July 5, 2016.

During the year ended March 31, 2016, there were 1,450,000 options granted. None were exercised, 167,500 expired and 170,000 were forfeited. Subsequent to March 31, 2016, there were none granted or exercised and 40,000 expired.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, is as set out below:

NEO Name and Principal Position	Year(1)	Salary ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($(3))	Total Compen-sation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Ronald M. Lang President and CEO	2016	60,000	N/A	3,622	N/A	N/A	N/A	Nil	63,622
	2015	60,000	N/A	Nil	N/A	N/A	N/A	1,004	61,004
	2014	15,000	N/A	Nil	N/A	N/A	N/A	6,250	36,250
Michael E. O'Connor(4) President and CEO	2016	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2015	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2014	52,500	N/A	Nil	N/A	N/A	N/A	144,159	196,659
Angela Yap (4) CFO and Corporate Secretary	2016	Nil	N/A	Nil	N/A	N/A	N/A	3,453	3,453
	2015	Nil	N/A	Nil	N/A	N/A	N/A	26,538	26,538
	2014	64,485	N/A	Nil	N/A	N/A	N/A	23,705	88,190
Sherri Odribege CFO and Corporate Secretary	2016	Nil	N/A	3,622	N/A	N/A	N/A	Nil	3,622
	2015	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2014	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil

(1)	Financial years ended March 31, 2014, March 31, 2015 and March 31, 2016, respectively.
(2)	The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: stock price - $0.07 (post-consolidation), exercise price - $0.07, an option life of 5.0 years, a risk-free interest rate of 1.01% and a volatility of 125.64%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Includes salary paid through Quorum Management and Administrative Services Inc.

In the year ended March 31, 2016, $Nil- (2015- $Nil; 2014 - $40,456) in management, administrative, geological and other services were provided by Quorum on a cost recovery basis to the various entities sharing certain personnel costs, office space, and overhead with the Company until August 31, 2012.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2016, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Ronald M.. Lang	250,000	0.07	June 3, 2020	Nil	N/A	N/A
	40,000	1.60	June 23, 2016	Nil	N/A	N/A
Sherri Odribege	250,000	0.07	June 3, 2020	Nil	N/A	N/A
Angela Yap	Nil	N/A	N/A	Nil	N/A	N/A
34

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2016, the end of the most recently completed financial year, which was $0.03, and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2016, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Ronald M.. Lang	Nil(2)	N/A	N/A
Sherri Odribege	Nil(2)	N/A	N/A
Angela Yap	Nil(2)	N/A	N/A

Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

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

Termination and Change in Control Benefits

The Company hase no contract, agreement plan or arrangement that provides for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities, with the exception of the following:

The contract of Angela Yap provided for payment to Ms. Yap of a minimum severance allowance if the Company should terminate the employment agreement without cause or Ms. Yap should terminate the agreement for good cause. The minimum severance allowance would be calculated as one year’s salary as in effect as at the termination date plus benefits will be covered, other than disability insurance coverage or comparable alternate benefits, for the same period as the severance. Additionally, the contract provides for payment to Ms. Yap of the same severance allowance in certain circumstances in the event of an acquisition or change of control by another company or other similar form of transaction. Ms. Yap’s employment was terminated effective June 3, 2015 and a lump sum payment in the amount of $42,000 was negotiated as severance.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Derek McBride	Nil	Nil	3,622	Nil	Nil	Nil	3,622
Robert Paul	Nil	Nil	3,622	Nil	Nil	15,000	18,622
Navin Varshney	Nil	Nil	3,622	Nil	Nil	Nil	3,622

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2016 each director, excluding one director whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Derek McBride	250,000	0.07	June 3, 2020	Nil	Nil	Nil
Robert Paul	250,000	0.07	June 3, 2020	Nil	Nil	Nil
Navin Varshney	250,000	0.07	June 3, 2020	Nil	Nil	Nil
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2016 the end of the most recently completed financial year, which was $0.03, and the exercise price of the options.
(2)	The Company does not have incentive plan awards in place other than option-based awards.
37

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2015, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2)(3) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Derek McBride	Nil	N/A	N/A
Robert Paul	Nil	N/A	N/A
Navin Varshney	Nil	N/A	N/A
(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	1,490,000	$0.11	1,233,500
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	1,490,000	$0.11	1,233,500
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2016.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.         Board Practices

All directors of Agave at July 5, 2016 were elected at the December 18, 2015 AGM for a term of office expiring at the next AGM of Agave. All officers have a term of office lasting until their removal or replacement by the board of directors.

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

There are no director’s services contracts with the Company providing for benefits upon termination of employment except. Agave has no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control. There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Other than as disclosed in related party transactions, fees payable to directors as disclosed above under "Director Compensation", and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
Ronald M. Lang	President and Chief Executive Officer Director	Since October 3, 2013 Since June 23, 2011 1989 to 2005
Sherri Odribege	Chief Financial Officer Corporate Secretary	Since June 3, 2015 Since June 3, 2015
Angela Yap	Chief Financial Officer Corporate Secretary	May 30, 2011 to June 3, 2015 February 24, 2012 to June 3, 2015
Derek McBride	Director	Since July 8, 2014
Robert Paul	Director	Since July 8, 2014
Navin Varshney	Director	Since December 18, 2014
Darryl Drummond	Director	September 27, 2013to July 8, 2014
Ben Ainsworth	Director	September 27, 2013 to December 18, 2014
Christopher H. Hebb	Chairman Director	June 23, 2011 to September 27, 2013 June 23, 2011 to September 27, 2013
Michael E. O’Connor	President Chief Executive Officer Director	October 2, 2008 to October 3, 2013 October 2, 2008 to October 3, 2013 October 2, 2008 to September 27, 2013
Ferdinand Holcapek	Director Sole Administrator, Cream Minerals de Mexico, S.A. de C.V. (sold effective February 12, 2015)	Since October 10, 2001 to December 13, 2012 Since December 1999
Robin Merrifield	Director Chair, Audit Committee	September 21, 2004 to September 27, 2013 September 21, 2004 to September 27, 2013
Sargent H. Berner	Director Chair – Corporate Governance & Compensation Committee	January 23, 1996 to August 12, 2013 January 23, 1996 to August 12, 2013
Gerald Feldman	Director	December 21, 2010 to September 27, 2013
Dwayne Melrose	Director	June 23, 2011 to September 27, 2013
Frank A. Lang	Non-Executive Chairman President & Chief Executive Officer Director	October 2, 2008 to June 23, 2011 October 12, 1966 to October 2, 2008 September 25, 2002 to October 2, 2008 October 12, 1966 to June 23, 2011
C. Douglas Lang	Director	May 30, 2006 to November 9, 2010
Arthur G. Troup	Vice President, Exploration Director	September 24, 1987 to November 8, 2010 September 25, 1997 to November 8, 2010
Shannon M. Ross	Chief Financial Officer & Corporate Secretary	January 31, 2000 to May 30, 2011

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

D.         Employees

At March 31, 2016, Agave had one employees, Ronald Lang, the President and CEO.

E.         Share Ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at March 31, 2016, all stock options held by the directors and members of senior management of the Company, including the number of common shares issuable upon the valid exercise of the options, the exercise price and expiration date of the options.

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of Agave
Ronald M. Lang, President and Chief Executive	250,000 40,000	Common Common	0.07 1.60	June 3, 2020 June 23, 2016
Sherri Odribege Chief Financial Officer	250,000	Common	0.07	June 3, 2020
Robert Paul Director	250,000	Common	0.07	June 3, 2020
Derek McBride Director	250,000	Common	0.07	June 3, 2020
Navin Varshney Director	250,000	Common	0.07	June 3, 2020
Total Directors/Officers (5 persons)	1,290,000	Common
Total Employees/Consultants (2 persons)	200,000	Common	0.07	June 3, 2020
Total Directors/Officers/ Employees/ Consultants (7 persons)	1,490,000	Common	$0.07 to $1.60	June 23, 2016 to June 3, 2020

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

To the knowledge of the directors and executive officers of the Company as at July 5, 2016, there are no holders of 5% or more of the common shares of Agave, except as set out below:

Name of Shareholder	Number of Shares held, directly and indirectly, at July 5, 2016	% of Issued and Outstanding Shares at July 5, 2016
Ronald M. Lang	17,143,030	53.60%

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Agave’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Agave does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Agave is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 5, 2016 Agave had authorized an unlimited number of common shares without par value of which 31,981,559 were issued and outstanding.

As of July 5, 2016, there were 581 registered shareholders of record holding a total of 31,981,559 common shares of Agave. To the best of Agave’s knowledge there were 188 registered shareholders of record with registered addresses in Canada, 378 shareholders of record with registered addresses in the United States and 15 shareholders of record with registered addresses in other countries holding approximately 31,802,245 (99.44%), 168,793 (0.53%) and 10,521 (0.03%) of the outstanding common shares, respectively. Shares registered in the name of intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.         Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2016, except as noted below.

In December, 2014, the Company signed a Debt Settlement and Assumption Agreement with Angela Yap and Quorum Management and Administrative Services Inc. (“Quorum”) whereby in full settlement of the debt owed from the Company to Quorum, the Company has assumed Quorum’s debt payable to Angela Yap to the extent of the amount the Company owed to Quorum, $60,822. The Company’s indebtedness to Quorum is fully and finally satisfied with no further claim or indebtedness owed by the Company to Quorum and the assumed indebtedness to Angela Yap represents all claims and indebtedness owed to Angela Yap.

During the year ended March 31, 2016, the Company settled all debts owing to officers and directors, with the exception of partial salaries payable to the President, by cash payments totaling $68,281 and the issuance of 1,147,500 shares for a total of $22,950. These settlements resulted in a gain on settlement of debt in the amount of $129,121. Also, the Company accrued rent payable to Lang Mining in the amount of $24,000.

As at March 31, 2016, the balance payable to directors and officers is composed entirely of salary arrears payable to the President.

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

The tables below list the high and low prices for common shares of the Company on the TSX Venture Exchange and the OTCBB to July 22, 2014 then the OTCQB, for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report (June XX, 2016):

TSX Venture Exchange: AGV – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2016 (to July 5, 2016)	0.09	0.02
2015	0.04	0.01
2014	0.09	0.03
2013	0.50	0.06
2012	2.90	0.30
2011	4.80	1.40

TSX Venture Exchange: AGV – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2016
First Quarter	0.03	0.02
Second Quarter	0.09	0.03

Calendar 2015
First Quarter	0.04	0.02
Second Quarter	0.04	0.02
Third Quarter	0.03	0.01
Fourth Quarter	0.02	0.02
Calendar 2014 First Quarter Second Quarter Third Quarter Fourth Quarter	0.09 0.07 0.07 0.07	0.05 0.05 0.04 0.03

Month ended
June 30, 2016	0.09	0.06
May 31, 2016	0.09	0.04
April 30, 2016	0.05	0.03
March 31, 2016	0.03	0.02
February 28, 2016	0.03	0.02
January 31, 2016	0.03	0.02

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on July 5, 2016, was Cdn$0.012, Cdn$0.08 and Cdn$0.09 respectively. The Company’s common stock is issued in registered form.

OTCBB: ASKDF – Trading in US Dollars
	High	Low
	($)	($)
Annual
2016 (to July 5, 2016)	0.08	0.01
2015	0.03	0.01
2014	0.07	0.02
2013 2012	0.05 3.00	0.01 0.30
2011	4.60	1.40

OTCBB: ASKDF – Trading in US Dollars
	High	Low
	($)	($)

Calendar 2016
First Quarter	0.01	0.01
Second Quarter	0.07	0.01

Calendar 2015
First Quarter	0.03	0.02
Second Quarter
Third Quarter
Fourth Quarter

Calendar 2014
First Quarter	0.07	0.05
Second Quarter	0.07	0.04
Third Quarter	0.06	0.04
Fourth Quarter	0.05	0.02

Month ended
June 30, 2016	0.07	0.04
May 31, 2016	0.07	0.02
April 30, 2016	0.02	0.01
March 31, 2016	0.01	0.01
February 29, 2016	0.01	0.01
January 31, 2016	0.01	0.01

The high, low and closing price of the Company’s common stock on the OTCBB on July 5, 2016, was Cdn$0.08, Cdn$0.08 and Cdn$0.08 respectively. The Company’s common stock is issued in registered form.

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
47

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

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

Agave has only one class of shares, common shares without par value of which an unlimited number are authorized and 31,981,559 are outstanding as of July 5, 2016. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

F.         Dividends and Paying Agents

Not applicable.

G.         Statement by Experts

Not applicable.

H.         Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the head office of the Company, Suite 1601-675 West Hastings Street, Vancouver, British Columbia V6B 1N2, or on request of Agave at 604-558-3908. Copies of Agave’s consolidated financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com during normal business hours.

I.         Subsidiary Information Cream Minerals de Mexico, S.A., de C.V.

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.         Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations. At March 31, 2016 and 2015, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars and Mexican pesos.

	March 31, 2016	March 31, 2015
U.S. Dollars
Cash and cash equivalents	$ --	$ 2,315
Accounts payable and accrued liabilities	--	(16,090)
Mexican Pesos
Cash and cash equivalents	--	--
Value added taxes recoverable	--	--
Accounts payable and accrued liabilities	--	--

Based on the above net exposures at March 31, 2016, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $Nil (2015 - $2,318), in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $Nil (2015 - $Nil in the Company’s loss from operations.

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

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at March 31, 2016. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in short term cash GIC’s issued by a major Canadian chartered bank, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year end. As at March 31, 2015, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

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

The Company’s financial assets comprise cash, short-term investments, marketable securities and accounts receivable. These financial instruments potentially subject the Company to credit risk. The Company’s maximum exposure to credit risk as at March 31, 2016 is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in GIC’s issued by a major Canadian chartered bank. Cash is held at a major Canadian Chartered Bank and the risk of default is considered to be remote.

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

Although, there were no exploration activities conducted in fiscal 2016, exploration in fiscal 2015 was primarily conducted in Mexico, and its administrative operations are in Canada. The Company’s operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars. Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures. In the future, it will be necessary to do further equity or other forms of financing. The funds are usually received in Canadian dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U.S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. The Company had an exchange gain of $336, compared to exchange losses were incurred in fiscal 2015 of $2,963 on cash expenditures of $0.68 million, an amount primarily related to administrative and exploration activities in Mexico.

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

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures and internal controls over financial report (as defined in rules adopted by the SEC) as at March 31, 2016. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2016.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2016 that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16B.   CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2016, and to the date of filing of this Form 20-F.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Years ended March 31,
Services:	2016	2015
Audit fees	$ 8,000	$ 15,000
Audit-related fee (1)	--	--
Tax fees	Nil	Nil
All other fees (2)	--	--
Total fees	$ 8,000	$ 15,000

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

During the year ended March 31, 2016, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

item 18.    FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19.    EXHIBITS

Financial Statements:

a.	Auditors’ Report on the consolidated statements of financial position as at March 31, 2016 and 2015 and the consolidated statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for years ended March 31, 2016, 2015 and 2014;
b.	Consolidated statements of financial position as at March 31, 2016 and 2015;
c.	Consolidated statements of operations and comprehensive loss for the years ended March 31, 2016, 2015 and 2014;
d.	Consolidated statement of changes in equity (deficiency) for the years ended March 31, 2016, 2015 and 2014;
e.	Consolidated statements of cash flows for years ended March 31, 2016, 2015 and 2014;
f.	Notes to the consolidated financial statements;
g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Consolidated Financial Statements for the Years Ended March 31, 2016, 2015 and 2014, including Management’s Responsibility for Financial Reporting and Auditors’ Report from Morgan & Company LLP, Chartered Professional Accountants
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1***	2011 Stock Option Plan (10% Rolling), as approved by shareholders on June 23, 2011 and December 13, 2012
4.2****	Option agreement between Roca Mines Inc. and the Company, dated July 24, 2009, on the Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1***	List of subsidiaries
11.1*	Code of ethics
11.2	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
A*	A technical report titled, “Geological Report on the Dos Hornos and Once Bocas Gold Silver Structure, Nuevo Milenio Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico Latitude: 21º21’35” North, Longitude: 104 º46’53” West”, dated February 16, 2006.
B**	A Technical Report on the Casierra alluvial diamond properties EPL 1/94 (Hima prospecting license area) and EPL 5/94 in Sierra Leone, West Africa, dated November 15, 2005, as amended January 18, 2006.

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

DATED: July 5, 2016