Form 20-F
period 2017-03-31
AGAVE SILVER CORP.
filed 2017-08-01
CIK 1066130

July 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017 (with other information to July 31, 2017, except where noted)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 0-29870

FIRST ENERGY METALS LIMITED (formerly AGAVE SILVER CORP.)
(Exact name of Registrant as specified in its charter) BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) #1601-675 West Hastings Street Vancouver, British Columbia, Canada, V6B 1N2
(Address of principal executive offices)

Ernest Peters, President, CEO, and Director, (604) 632-9602, Suite 1601-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
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

Number of outstanding shares of Agave’s only class of issued capital stock as at March 31, 2017:

44,517,273 Common Shares Without Par Value

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The selected financial data of First Energy Metals Limited. (“First Energy” or the “Company” and formerly Agave Silver Corp.) for the years ended March 31, 2017, 2016 and 2015 was derived from the Company’s financial statements as audited by DeVisser Gray LLP, Chartered Professional Accountants, for the year ended March 31, 2017 and by Morgan & Company LLP, Chartered Professional Accountants, for the years ended March 31, 2016 and 2015, as indicated in the audit report included elsewhere in this Annual Report.

The Selected Financial Data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The following table sets forth selected financial information with respect to the Company for the periods indicated and is extracted from the more detailed financial statements included herein. The following constitutes selected financial data for the Company for the last five fiscal years ended March 31, 2017, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2017, 2016, 2015, 2014 and 2013, The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the financial statements included in Item 17.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)		As at March 31,
Statement of Financial Position Data	2017	2016	2015	2014	2013
Total assets according to financial statements (IFRS)(1)	$ 602	$ 48	$ 94	$ 135	$ 261
Total liabilities	92	252	381	473	479
Share capital	34,723	33,974	33,755	33,755	33,067
Warrant reserve, share-based payment reserve, share subscriptions (Restated)	447	126	1,407	1,768	4,197
Deficit (IFRS) (Restated)	(34,660)	(34,303)	(35,448)	(35,861)	(37,482)

(Cdn$)
Period End Balances (as at)	2017	2016	2015	2014	2013
Working capital (deficiency)	$ (31)	$ (237)	$ (355)	$ (405)	$ (252)
Mineral property interests (IFRS)	514	--	--	--	--
Shareholders’ equity (IFRS)	510	(204)	(286)	(338)	(218)
Number of outstanding shares	44,517	30,683	25,834	25,834	15,534

No cash or other dividends have been declared.

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2017	2016	2015	2014	2013
Investment and other income	--	(129)	--	(51)	(4)
General and administrative expenses (including Share-based payments)	357	243	405	767	984
Exploration costs	(7)	(2)	1	40	11
Net loss (income) from discontinued operations	--	--	(408)	443	706
Write-down of mineral property interests	--	--	--	--	97
Future income tax recovery	--	--	--	--	--
Net income (loss) according to financial statements (IFRS)	(357)	(112)	2	(1,199)	(1,794)

Note:

(1)	Under IFRS applicable to junior mining exploration companies, mineral exploration expenditures can be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written off. During the year ended March 31, 2009, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies adopted by other exploration companies at a similar stage in the mining industry. Prior to the year ended March 31, 2009, the Company capitalized all such costs to mineral property interests held directly or through an investment, and only wrote down capitalized costs when the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

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

The tables below include the quarterly results for the years ended March 31, 2017 (“fiscal 2017”) and 2016 (“fiscal 2016”).

(Cdn$)	Year Ended March 31, 2017
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$ --	$ --	$ --	$ --	$ --
General and administrative expenses	37,024	47,488	85,234	48,551	218,297
Share-based payments	--	131,412	--	--	131,412
Write-down of mineral property interests	--	--	--	--	--
Exploration costs	260	--	--	6,892	7,152
Loss (gain) on sale of discontinued operations	--	--	--	--	--
Net loss (income) according to financial statements	(37,284)	(178,900)	(85,234)	(55,443)	(356,861)
Net loss from continuing operations per common share	0.00	0.00	0.00	0.00	(0.01)

(Cdn$)	Year Ended March 31, 2016
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$ (129,121)	$ (707)	$ --	$ --	$ (129,828)
General and administrative expenses	72,420	46,449	67,409	36,027	222,305
Share-based payments	21,006	--	--	--	21,006
Write-down of mineral property interests	--	--	--	--	--
Exploration costs	(3,777)	760	--	1,127	(1,890)
Loss (gain) on sale of discontinued operations	--	--	--	--	--
Net loss (income) according to financial statements	(39,472)	46,502	67,409	37,154	111,593
Net loss from continuing operations per common share	0.00	0.00	0.00	0.00	0.00

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on Agave’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Financial Risk Factors

First Energy has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition all of the Company’s projects have a financial statement value of zero. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2017, is $34,659,619), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company e’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2017, Agave had working capital deficit of $31,069 compared to a working capital deficit of $237,139 at March 31, 2016. Working capital is defined as current assets less current liabilities.

First Energy may be unable to obtain the funds necessary to expand exploration. The Company’s operations consist, almost exclusively, of cash consuming activities given that all of its mineral projects are in the early exploration stage. The Company will need to receive additional equity capital or other funding from the joint venture of one or more properties or the sale of one or more properties for the next year, and failing that, may cease to be economically viable. To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2018. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable. If the Company fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

The Company is continuously reviewing strategies for private placement equity financings as well as other forms of financing that would carry the Company through the next fiscal year. If a private equity financing were to be completed, it is expected that warrants may be included in the securities offered. Any such financings will result in dilution of existing shareholders.

Volatile metal prices and external market conditions can cause significant changes in the Company’s share price because as the prices of metals increase or decrease, the economic viability of the mineral properties is affected. The Company has no history of mining or current source of revenue. The Company is exploring for metals and historically, the prices of the common shares of junior exploration companies are very volatile. This volatility may be partly attributed to the volatility of metal prices, and also to the success or failure of the Company’s exploration programs. Market, financial and economic factors not directly related to mining activities can also affect the Company’s ability to raise equity financing.

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

Risks Associated with Mineral Exploration

First Energy’s exploration efforts may be unsuccessful in locating viable mineral resources. Resource exploration is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

There is no certainty that expenditures to be made by the Company on the exploration of its properties and prospects as described herein will result in discoveries of mineralized material in commercial quality and quantities.

Mineral Resource Estimates Are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Gold and Silver Extraction. Although the Company carefully prepares its mineral resource figures, such figures are estimates only and no assurance can be given that the indicated tonnages and grade will be achieved. There is significant uncertainty in any mineral resource estimate. Estimates of inferred resources are the least certain of the resource categories and there is no assurance that such resources can or will be upgraded to another category of resource, or that further exploration will confirm or validate such estimates. Actual deposits encountered and the economic viability of, and returns from, a deposit (if mined) may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, tonnage and grade of mineralization, metallurgy, estimated mineral recovery rates, cost of capital, mine development costs, operating costs and exchange rates. Changes in assumptions may result in a significant reduction in the reported mineral resources and thereby have a material adverse effect on the Company's results of operations and financial condition.

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

First Energy may not be able to market minerals if any are acquired or discovered by the Company due to factors beyond the control of the Company. The marketability of minerals that could in the future be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulation, including regulation relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company has been involved in the exploration of mineral properties for many years. Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken. The mining industry is heavily regulated in North America, where the Company has its operations, so that permitting is required before any work is undertaken where there is any form of land disturbance. To date, land disturbance has been minimal and all required reclamation has been completed.

Other Risk Factors

First Energy is dependent on its ability to recruit and retain key personnel. The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company has relied on and will continue to rely on consultants and others for exploration, development and technical expertise. The ability of the Company to retain key personnel and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

First Energy’s title to mineral property interests may be challenged. Although the Company has done a review of titles to its mineral interests, it has not obtained title insurance with respect to its properties and there is no guarantee of title. The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company’s Canadian mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future. The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

First Energy’s directors and officers serve as directors and/or officers of other publicly traded junior resource companies. Some of the directors and officers of the Company serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ and officers’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company expect that participation in exploration prospects offered to the directors or officers will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies.

First Energy may not be able to insure certain risks which could negatively impact the Company’s operating results. In the course of exploration, development and production of mineral properties, certain risks, and in particular unanticipated geological and operating conditions as well as fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult for U.S. investors to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities directly predicated upon the U.S. federal securities laws. The Company’s directors and officers are residents of Canada or other countries other than the United Stetaes and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws. It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under U.S. securities laws.

Risks Relating to an Investment in the Securities of the Company

First Energy could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. Holders. Potential investors who are U.S. Holders (defined below) should be aware that the Company expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may have been a PFIC in prior fiscal years and may continue to be a PFIC in subsequent years. If the Company were to be treated as a PFIC, U.S. Holders of the Company’s common shares would be subject to adverse U.S. federal income tax consequences, including a substantially increased U.S. income tax liability and an interest charge upon the sale or disposition of the Company’s common shares and upon the receipt of distributions on the Company’s common shares to the extent such distributions are treated as “excess distributions” under the U.S. federal income tax rules relating to PFICs. U.S. Holders could potentially mitigate such consequences by making certain elections with respect to the Company’s common shares. U.S. Holders are urged to consult their tax advisors regarding the Company’s PFIC classification, the consequences to them if the Company is a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences. (See Item 10 Taxation -United States Tax Consequences).

First Energy’s stock price may limit its ability to raise additional capital by issuing common shares. The low price of the Company’s common shares also limits the Company’s ability to raise additional capital by issuing additional shares. There are several reasons for this effect. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders pay transaction costs that are a higher percentage of their total share value than if the Company’s share price were substantially higher.

The liquidity of First Energy’s shares in the United States markets may be limited or more difficult to effectuate because First Energy is a “Penny Stock” issuer. The Company’s stock is subject to U.S. “Penny Stock” rules which make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks. Penny stocks are equity securities with a price of less than US$5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system.

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices, the Company’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in Agave’s shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stocks. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of the Company, if a market for the shares should develop in the United States.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company’s executive office is located at:

Suite 1601-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

Telephone: (604) 632-9602

Email: info@firstenergymetals.com

Website: www.firstenergymetals.com

The mailing address of the Company is the Company’s executive office at the address noted above. The Company operated directly and also, until February 12, 2015, through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”). The Company’s name change from Agave Silver Corp. to First Energy Metals Limited was approved on December 16, 2016, at the Company’s Annual General Meeting.

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “FE” and prior to December 20, 2016, its common shares were trading under the symbol “AGV.” The Company was quoted on the Over the Counter Bulletin Board in the United States under the symbol “CRMXF”, until July 26, 2012 at which time the Company’s shares began being exclusively quoted on the OTCQB, (also under the symbol “CRMXF”) an electronic trading platform operated by the OTC Markets Group Inc. On October 3, 2013 the symbol was changed to “ASKDF” and effective May 1, 2014 the Company was listed on OTC “Pink”. The Company’s common shares are also quoted on the Frankfurt market under the symbol “DFL”.

The Company was incorporated under the laws of the Province of British Columbia, Canada on October 12, 1966. Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). The Business Corporations Act (British Columbia) does not require a company’s Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares. Effective September 21, 2004, the Company altered the authorized capital of the Company from 50,000,000 shares without par value to an unlimited number of shares without par value. By Special Resolution effective June 23, 2011, shareholders approved the adoption of new articles for the Company. See Item 10B – Memorandum and Articles of Association.

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

Mexico

The Company had an exploration project in Mexico called Nuevo Milenio, located south of Tepic in the municipality of Jalisco, State of Nayarit, Mexico, having denounced (staked) the property in 2000 and receiving title to the property in 2001. Mineral licenses in Mexico have a term of 50 years following which an application can be made to extend the term.

Between 2001 and 2005 and again in February 2011, the Company conducted exploration programs on Nuevo Milenio. The 20,000 metre drill program in February 2011 was completed in September 2011. Following completion of the drill program during calendar year 2011 (the “2011 Drill Program”), the Company engaged an independent consulting firm to prepare an independent NI 43-101-compliant resource estimate (the “2012 Report”) based on review of the Company’s previously compiled exploration data as well as exploration data collected during the 2011 Drill Program. The 2012 Report was filed on SEDAR on October 2, 2012.

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

On November 14, 2014, the Company entered into a share purchase agreement, among Frank Lang and Ferdinand Holcapek (collectively, the “Purchasers”), Cream Minerals de Mexico, S.A. de C.V. (“Cream Mexico) and the Company (the “Share Purchase Agreement”), pursuant to which the Company agreed to sell the Company’s interest in the Nuevo Milenio Property, in Nayarit State, Mexico, to the Purchasers via the sale of all of the securities of Cream Mexico held by the Company (the “Transaction”).

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

Canada

British Columbia

The Goldsmith Property

Prior to May 6, 2013, the Company had a 100% interest in the Goldsmith Property (“Goldsmith”) (comprised of the Goldsmith and Lucky Jack Properties) located near Kaslo, British Columbia. Small scale underground mines operated on the property in the early 1900’s. The Company wrote down the carrying value of Goldsmith Property to $Nil in fiscal 2012 as there were no plans to continue exploration. During the year ended March 31, 2014, the Company transferred title to the Goldsmith and Lucky Jack properties to the optionors.

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

The Kootenay Lithium Project

On October 7, 2016 the Company entered into an agreement to purchase (the “Agreement”) a 100% interest in certain mineral claims (the “Property”) covering 4,050 hectares located in the Revelstoke and Nelson Mining Divisions, southeastern British Columbia.

Under the terms of the Agreement, the Company has purchased a 100% interest in the Property by issuing 6,000,000 common shares of the Company. The Property is subject to a 2.0% Net Smelter Return (“NSR”) mineral royalty and a 24.0% Gross Overriding Royalty (“GOR”) on gemstones produced from the Property. The Company will have the option to reduce the NSR to 1.0% by paying $2,500,000.00. The Company also has the option to purchase one half (50%) of the GOR for $2,000,000.

The Property consists of three groups of mineral claims. The northernmost is located 5km by road northwest of Revelstoke (the Boulder Group), 9km to the southeast is the Begbie Group, and the Laib Group is situated 25km northwest of Creston. The Boulder and Begbie Groups have been discovered to host a number of lepidolite, pink and green tourmaline, petalite, tantalite, columbite, phosphate and amblygonite-bearing mineral occurrences in pegmatite (LCT type) dyke swarms. Analysis of two grab samples with visible lepidolite-bearing pegmatite outcrop on the Begbie Group returned values of 0.77% and 1.96% Li2O. A grab sample of visible lepidolite-bearing pegmatite outcrop on the Boulder Group assayed 3.70% Li2O.**

**These results have not been confirmed and are of historical context only. There has been insufficient exploration to define a mineral resource, and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Mr. R. A. (Bob) Lane, M.Sc., P.Geo., a consulting geologist is a Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects, and has reviewed and approved the technical disclosure on the Property.

Manitoba

The Wine Property

Prior to April 22, 2013, the Company held a 100% interest in the Wine Claim (comprised of the Wine and Wine 1 claims) located approximately 60 kilometres south of Flin Flon, Manitoba. The Wine claim is a high grade nickel-copper target. During the year ended March 31, 2014 the Company sold the Wine Claim Property to the optionor for the amount of $50,000 cash.

The Blueberry Property

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement. The property is located approximately 20 km north-east of Flin Flon, Manitoba. In November 2012, the Company elected not to make the additional cash option payment and share issuance to the optionor. Title to the Blueberry Property has since been transferred to the optionor. In addition, title to the Blue 1 to Blue 4 claims which were staked following the optioning of the Blueberry Property have been assigned to the optionor as these claims were appended to the original option agreement.

Ontario

Hastings Highland Property

Effective May 9, 2015 the Company and Hastings Highland Resources Limited (“Hastings”) entered into an agreement with respect to the exclusive option to earn a 90% interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada, howeve,r the Company was unable to secure the requisite financing and terminated the option on September 3, 2015.

B. Business Overview

General

(i)	Nature of Company:

The Company has historically been a junior resource company engaged in the exploration and development of mineral properties. It currently maintains early stage exploration properties in Canada.

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

D. Property, Plant and Equipment

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

Exploration Projects, British Columbia Properties

The Company has two early-stage exploration projects in British Columbia, Canada.

(1)	Kaslo Property, British Columbia

Introduction

The Kaslo property is without known mineral resources and reserves and previous exploration programs were exploratory in nature. In fiscal 2012, the Company wrote down the value of the property to $nil.

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
Trail
KASLO SILVER PROPERTY
KASLO
SLOCAN
NELSON
Salmo
TRAIL
Creston

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

Geophysics

Since the Company’s acquisition, the Company has completed 51.7 km of VLF-EM geophysical coverage over the mineralized Cork and Gold Cure Shear zones. The geophysical surveys clearly define the location and extent of the controlling shears, as they are very conductive by nature.

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

(2)	Kootenay Lithium Property, British Columbia

Description

The Kootenay Lithium Project (the “Project”) includes two separate groups of mineral claims, the Boulder property centered 10 km west of Revelstoke and the Begbie property centered 12 km south of Revelstoke.

The Begbie property consists of 20 contiguous mineral claims that cover 1,732.85 hectares or 17.33 km2 of rugged alpine and subalpine terrane immediately north and east of the summit of Mount Begbie and along the ridge north of Mulvehill Creek (Figure 4-2). The claims cover a range of elevations from 980 m in steeply incised drainages up to 2,620 m near the summit of Mount Begbie. Bedrock exposure is excellent at higher elevations, but less so at lower elevations where steep slopes are generally heavily vegetated.

The Boulder property consists of 30 contiguous mineral claims that cover 2,278.12 hectares or 22.78 km2 of moderate alpine and subalpine terrane that extends from Clanwilliam Lake at the Trans-Canada Highway northward to the height of land that comprises Boulder Mountain

Location and Access

The Project is located in the Revelstoke Mining Division, near the city of Revelstoke in south-central British Columbia. The Project includes two groups of mineral claims, the Begbie property centered approximately 10 km south of Revelstoke, and the Boulder property centered approximately 10 km west of Revelstoke. The distance between the two properties is about 14 km. The Begbie property is situated on Mount Begbie, covers parts of BCGS mapsheet 082L.089, and is centered at Latitude 50°53’21.9” N and Longitude 118°14’2.3” W (or NAD83 UTM Easting 413208, UTM Northing 5638253). The Boulder property is situated on Boulder Mountain, covers parts of BCGS mapsheets 082L.098, 082L.099, 082M.008 and 082M.009, and is centered at Latitude 50°59’43.1”N and Longitude 118°22’10.5”W (or UTM Easting 403899 and UTM Northing 5650196 (NAD83).

Access to the Begbie and Boulder properties is principally via helicopter from one of several bases located in Revelstoke, however roads do provide access to lower elevations of parts of each property. A series of logging roads provide access to the southwest part of the Begbie property, but there is no road access to the higher elevation areas where pegmatites outcrop.

The Trans-Canada highway crosses the southern edge of the Boulder property, but there are no arterial roads from it that that provide access to the property. A seasonal 4x4 road provides access up to a recreation cabin maintained by the local snowmobile club; the trail could be extended to provide ATV access in support of summer exploration activities at higher elevations.

Geological mapping, sampling and prospecting to further define drill targets is planned to commence shortly. The Company is awaiting receipt of a drill permit.

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	Nuevo Milenio	Kaslo Silver Property, British Columbia	Kootenay Lithium, British Columbia	Other Properties	Total

2017	$ Nil	$ 260	$ 6,892	Nil	$ 7,152
2016	Nil	(1,890)	Nil	Nil	(1,890)
2015	275,778	1,465	Nil	Nil	277,243
2014	443,448	40,107	Nil	Nil	483,555
2013	706,186	7,065	Nil	3,935	717,186

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

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for the years ended March 31, 2017 and 2016 and the related notes thereto. The Company’s financial statements have been prepared in accordance with IFRS as issued by the IASB.

Overview

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of the Company’s short to medium-term operating and exploration cash flow must be derived from external financing.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain. A summary of the Company’s significant accounting policies and critical accounting policies are set out in Notes 2 and 3 of the Company’s financial statements for the years ended March 31, 2017 and 2016, respectively.

Recent accounting pronouncements

A summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 2 (p) of the Company’s financial statements for the years ended March 31, 2017 and 2016.

A. Operating Results

Year ended March 31, 2017 compared to year ended March 31, 2016

The net loss for the year ended March 31, 2017 (the “Current Year”) was $356,861 compared to a net loss for the year ended March 31, 2016 (the “Comparative Year”) of $111,593. The increase in net loss of $245,268 was primarily due to the following:

  Professional fees increased by $43,323 from $39,785 in the Comparative Year to $83,108 in the Current Year. The increase was primarily due to legal fees incurred with respect to the acquisition of the Kootenay Lithium Property, the Company’s Annual General Meeting, a potential transaction and legal advice on general matters.
  Shareholder communications increased by $9,977 from $28,879 in the Comparative Year to $38,856 in the Current Year. The increase was primarily due to costs associated with the Company’s name change, creation of a new website, news releases, and the Company’s annual general meeting.
  Stock-based compensation increased by $110,406 from $21,006 in the Comparative Year to $131,412 in the Current Year. Albeit the Company issued less stock options in the Current Year, the estimated fair value of the stock options granted in the Current Year was higher; hence, resulting in a higher expense.
  Gain on settle of debt decreased from $129,121 in the Comparative Year to $nil in the Current Year. The Company did not settle debts with shares during the year ended March 31, 2017.

The increases noted above were offset by decreases in other operating expense line items which were consistent with the Company’s activities and continued efforts to scale back and reduce overhead costs given the current and prolonged unfavorable market conditions to raise capital. Notable decreases were realized on the following expense items:

  Finance fees decreased by $25,000 from $25,000 in the Comparative Year to $nil in the Current Year.
  General administrative decreased by $11,705 from $43,796 in the Comparative Year to $32,091 in the Current Year.
•	Salaries, fees and benefits decreased by $20,904 to $64,277 in the Current Year from $85,181 in the Comparative Year.

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

B. Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2017

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

At March 31, 2017, the Company had a working capital deficit of $31,069, defined as current assets less current liabilities, compared with a working capital deficit of $237,139 at March 31, 2016. The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days, it is recorded as a short-term investment.

Operations for the year ended March 31, 2017, have been funded primarily from loans and share subscriptions made by insiders, officers and directors and through the issuance of equity.

Investing Activities

As at March 31, 2017, the Company has capitalized $513,600 (2016 - $Nil) as acquisition costs of the Kootenay Lithium Project and represents the value of the shares issued to the vendors of the project.

Capital Resources

As discussed above, at March 31, 2017, the Company’s working capital deficit was $31,069 compared to a working capital deficit of $237,139 at March 31, 2016. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company does not have sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing. The Company will select whichever funding options are available and are in the best interest of the shareholders.

At March 31, 2017, the Company had 44,517,273 common shares issued and outstanding

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

2017

On January 24, 2017, the Company closed the first and final tranche of its non-brokered private placement with the issuance of 5,945,714 units at a price of $0.07 per unit for gross proceeds of $416,200. Each unit is comprised of one common share of the Company and one non-transferable common share purchase warrant exercisable to purchase one additional common share of the Company at a price of $0.08 for a period of two years expiring January 24, 2019.

21

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

Stock Options

During the year ended March 31, 2016, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 1,450,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.07 per share, expiring on June 3, 2020.

During the year ended March 31, 2017, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 1,250,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.11 per share, expiring on August 1, 2021.

Financing Activities

Further financing will be required for general and administrative costs. This could involve joint venture, equity financing, sale of assets, or other forms of financing.

Going Concern

At March 31, 2017, the Company has a working capital deficit. Additional financing is required.

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

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for Fiscal 2018

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

Contractual Obligations in 2018

See Item 5 (d) for a table of contractual obligations at March 31, 2017.

Trend information

As a mineral resource exploration company, the Company’s activities are mainly in response to metal prices and the availability of equity financings. Historically the Company has strategically focused its exploration activities on potential silver and gold projects. The recent trend for metal prices has been somewhat volatile for gold and silver. The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals over the period from 1999 to 2004. Beginning in 2004 prices for both gold and silver began a sustained increase in price that has largely persisted through mid-2012, at which time prices began to decline. However, during the period from 2004 and, in particular, from the 2008 financial crisis onward, such financing has been available periodically. The factors cited above have acted to restrict the availability of funding at certain times.

The Company’s Management and board of directors are not financial or commodity analysts and therefore cannot and should not forecast metal prices. Management and the directors do monitor the metals industry trends, specifically demand supply data and believe that the metals market may continue to experience positive fundamentals. As such the Company will continue to advance its properties, subject to available funds.

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

D. Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2017:

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

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITeM 6. Directors, senior management and employees

A. Directors and Senior Management

The following table lists the directors and senior management of the Company as at March 31, 2017. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 31, 2017	Principal Business Activities Outside the Company
Ronald Lang(1) President and Chief Executive Officer	None	12,766,603	Businessman and consultant to companies in the junior resource sector
Richard Haines(2) Director	None	Nil	Businessman
Robert Paul(3) Director	None	Nil	Corporate Communications Professional
Dennis Cojuco(4) Chief Financial Officer and Corporate Secretary	None	Nil	Consultant to companies in the junior resource sector

(1)	Ronald M. Lang has been the Company’s President and Chief Executive Officer since October 2013 until his resignation on July 11, 2017. Mr. Lang is a businessman and consultant with over twenty years' experience working with companies in the junior resource sector.

(2)	Richard Haines was appointed to the Company’s board of directors on December 16, 2016 at the Company’s Annual General Meeting. Mr. Haines is the co-founder and Managing Director of Haines Surveys, a leading international geophysical survey firm based in Australia since 1991. Over the last two decades he has also been successful in the international business investment sector. Mr. Haines holds a Bachelor of Surveying with Distinction from University of South Australia and is a member of both the Australian Society of Exploration Geophysicists (ASEG) and the Australian Institute of Geoscientists (AIG).

(3)	Robert Paul has been a director of the Company since 2014 until his resignation on June 30, 2017. Mr. Paul worked within the Canadian mineral industry for over 20 years, serving as a director and corporate communications professional for numerous TSX Venture listed companies.

(4)	Dennis Cojuco was appointed Chief Financial Officer and Corporate Secretary of the Company on December 13, 2016. Mr. Cojuco is a graduate of the University of British Columbia (BSc. Chemistry and Diploma in Accounting) and is a

Chartered Professional Accountant with over 10 years’ experience in the resource sector. Mr. Cojuco articled with PricewaterhouseCoopers LLP and worked primarily in the mining practice where he assisted clients in the areas of public financings, mergers and acquisitions, public company reporting and various other areas.

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

B. Compensation and Discussion Analysis

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2017;
(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2017;
(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2017.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2017.

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

At March 31, 2017, and at July 31, 2017, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 1,650,000 and 2,550,000, respectively, of the issued and outstanding common shares at the respective dates. A total of 1,650,000 stock options were outstanding at March 31, 2017 and 2,550,000 stock options were outstanding at July 31, 2017.

During the year ended March 31, 2017, there were 1,250,000 options granted, 70,000 were exercised and 1,020,000 expired. Subsequent to March 31, 2017, there were 900,000 options were granted and none were exercised or expired.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, is as set out below:

NEO Name and Principal Position	Year(1)	Salary/Fees	Share-Based Awards	Option-Based Awards(2)	Non-Equity Incentive Plan Compensation		Pension Value	All Other Compensation	Total
		($)	($)	($)	($)		($)	($(3))	Compensation
					Annual Incentive Plans	Long-term Incentive Plans			($)
Ronald	2017	30,000	N/A	5,256	N/A	N/A	N/A	Nil	35,256
Lang
President and	2016	60,000	N/A	3,622	N/A	N/A	N/A	Nil	63,622
CEO	2015	60,000	N/A	Nil	N/A	N/A	N/A	1,004	61,004
Dennis Cojuco	2017	20,000	N/A	Nil	N/A	N/A	N/A	Nil	20,000
CFO and Corporate Secretary	2016	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2015	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Angela Yap (4)	2017	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
CFO and Corporate Secretary	2016	Nil	N/A	Nil	N/A	N/A	N/A	3,453	3,453
	2015	Nil	N/A	Nil	N/A	N/A	N/A	26,538	26,538
Sherri Odribege	2017	Nil	Nil	5,256	N/A	N/A	N/A	7,000(5)	12,256
CFO and Corporate Secretary	2016	Nil	N/A	3,622	N/A	N/A	N/A	Nil	3,622
	2015	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil

(1)	Financial years ended March 31.
(2)	The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: For 2017: stock price - $0.11, exercise price - $0.11, an option life of 5.0 years, a risk-free interest rate of 0.68% and a volatility of 179.27%. For 2016:stock price - $0.07 (post-consolidation), exercise price - $0.07, an option life of 5.0 years, a risk-free interest rate of 1.01% and a volatility of 125.64%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Includes salary paid through Quorum Management and Administrative Services Inc.
(5)	Represents the value of the 100,000 common shares of the Company issued to Ms. Odribege as part of her settlement agreement. Ms. Odribege resigned as CFO and Corporate Secretary on November 30, 2016.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2017, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options(1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-based Payments that have not Vested ($)
Ronald M.. Lang	250,000	0.07	June 16, 2020	Nil	N/A	N/A
	50,000	0.11	August 2, 2021	Nil	N/A	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2017, the end of the most recently completed financial year, which was $0.05, and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2017, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Ronald Lang	500(2)	N/A	N/A
Sherri Odribege	500(2)	N/A	N/A

 Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

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

Termination and Change in Control Benefits

The Company has no contract, agreement plan or arrangement that provides for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities, with the exception of the following:

Director Compensation

The Company does not have a compensation plan for directors.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Richard Haines	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robert Paul	Nil	Nil	5,256	Nil	Nil	Nil	5,256

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2017 each director, excluding one director whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share-based Awards that have not Vested (2) ($)
Richard Haines	Nil	N/A	N/A	Nil	Nil	Nil
Robert Paul	250,000	0.07	June 3, 2020	Nil	Nil	Nil
	50,000	0.11	August 2, 2021	Nil	Nil	Nil
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2017 the end of the most recently completed financial year, which was $0.05, and the exercise price of the options.
(2)	The Company does not have incentive plan awards in place other than option-based awards.

 Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2017, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year(1)(2)(3) ($)	Share-based Awards – Value Vested During the Year(3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Robert Paul	500	N/A	N/A
(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	1,650,000	$0.09	1,073,500
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	1,650,000	$0.09	1,073,500
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2017.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C. Board Practices

The Company has three directors as of July 31, 2017 namely: Richard Haines, Warren Mirko and Ernest Peters. Mr. Haines was elected at the December 16, 2016 AGM and both Mr. Mirko and Mr. Peters were appointed on June 30, 2017 and July 11, 2017, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

An “independent” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “independent” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. The Board currently consists of three directors, two of whom are independent based upon the tests for independence set forth in Canadian National Instrument 52-110. Mr. Peters is not independent as he is the President and CEO of the Company.

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

There are no director’s services contracts with the Company providing for benefits upon termination of employment. The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control. There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Other than as disclosed in related party transactions, fees payable to directors as disclosed above under "Director Compensation", and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

Audit Committee

As of July 31, 2017, Richard Haines, Warren Mirko and Ernest Peters are the members of the Company’s audit committee. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Richard Haines, Warren Mirko and Ernest Peters. The committee was formed to make recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board, and senior executives and making recommendations as to their compensation.

D. Employees

At March 31, 2017, the Company did not have any employees.

E. Share Ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at March 31, 2017, all stock options held by the directors and members of senior management of the Company, including the number of common shares issuable upon the valid exercise of the options, the exercise price and expiration date of the options.

Name and Title of Optionholder	Number of Shares Underlying Options	Title of Class	Exercise Price ($)	Expiry Date
Directors and Officers of First Energy
Ronald Lang President and Chief Executive	250,000 50,000	Common Common	0.07 0.11	June 16, 2020 August 2, 2021
Robert Paul Director	250,000 50,000	Common Common	0.07 0.11	June 16, 2020 August 2, 2021
Total Directors/Officers (2 persons)	600,000	Common

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

To the knowledge of the directors and executive officers of the Company as at July 31, 2017, there are no holders of 5% or more of the common shares of First Energy, except as set out below:

Name of Shareholder	Number of Shares held, directly and indirectly, at July 31, 2017	% of Issued and Outstanding Shares at July 31, 2017
Ronald. Lang	12,766,603	28.68%

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Agave does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Agave is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 31, 2017, the Company had authorized an unlimited number of common shares without par value of which 44,517,273 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B. Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the year ended March 31, 2017, except as noted below.

In December, 2014, the Company signed a Debt Settlement and Assumption Agreement with Angela Yap, the Company’s former CFO and Corporate Secretary, and Quorum Management and Administrative Services Inc. (“Quorum”) whereby in full settlement of the debt owed from the Company to Quorum, the Company has assumed Quorum’s debt payable to Angela Yap to the extent of the amount the Company owed to Quorum, $60,822. The Company’s indebtedness to Quorum is fully and finally satisfied with no further claim or indebtedness owed by the Company to Quorum and the assumed indebtedness to Angela Yap represents all claims and indebtedness owed to Angela Yap.

During the year ended March 31, 2016, the Company settled all debts owing to officers and directors, with the exception of partial salaries payable to the President, by cash payments totaling $68,281 and the issuance of 1,147,500 shares for a total of $22,950. These settlements resulted in a gain on settlement of debt in the amount of $129,121.

As at March 31, 2017, the balance payable to directors and officers include fees and expense reimbursements.

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand.

The Company also paid or accrued office rent of $18,000 during the year ended March 31, 2017 (2016 and 2015 - $24,000) to a private company controlled by the Company’s former president and CEO.

C. Interests of Experts and Counsel

Not applicable.

item 8. Financial information

A. Statements and Other Financial Information

See “Item 17 - Financial Statements”. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the year ended March 31, 2017.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to the Company’s knowledge no material legal or arbitration proceedings involving the Company is threatened.

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

The tables below list the high and low prices for common shares of the Company on the TSX Venture Exchange and the OTCQB, for the past five years on an annual basis, two years on a quarterly basis and for the six months up to the filing date of this Annual Report:

TSX Venture Exchange: FE (formerly AGV) – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2017 (to July 28, 2017)	0.06	0.04
2016	0.14	0.02
2015	0.04	0.01
2014	0.09	0.03
2013	0.50	0.06
2012	2.90	0.30

TSX Venture Exchange: FE (formerly AGV) – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2017
First Quarter	0.08	0.05
Second Quarter	0.07	0.04

Calendar 2016
First Quarter	0.03	0.02
Second Quarter	0.09	0.03
Third Quarter	0.14	0.07
Fourth Quarter	0.10	0.06
Calendar 2015 First Quarter Second Quarter Third Quarter Fourth Quarter	0.04 0.04 0.03 0.02	0.02 0.02 0.01 0.02

Month ended
June 30, 2017	0.04	0.04
May 31, 2017	0.04	0.04
April 30, 2017	0.06	0.06
March 31, 2017	0.06	0.05
February 28, 2017	0.06	0.06
January 31, 2017	0.07	0.07

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on July 28, 2017, was Cdn$0.05. The Company’s common stock is issued in registered form.

OTCBB: ASKDF – Trading in US Dollars
	High	Low
	($)	($)
Annual
2017 (to July 28, 2017)	0.06	0.03
2016	0.11	0.01
2015	0.03	0.01
2014	0.07	0.02
2013 2012	0.05 3.00	0.01 0.30

OTCBB: ASKDF – Trading in US Dollars
	High	Low
	($)	($)

Calendar 2017
First Quarter	0.058	0.041
Second Quarter	0.046	0.025

Calendar 2016
First Quarter	0.011	0.005
Second Quarter	0.073	0.017
Third Quarter	0.109	0.062
Fourth Quarter	0.076	0.050

Calendar 2015
First Quarter	0.025	0.015
Second Quarter	0.026	0.009
Third Quarter	0.021	0.007
Fourth Quarter	0.021	0.007

Month ended
June 30, 2017	0.025	0.025
May 31, 2017	0.031	0.031
April 30, 2017	0.046	0.046
March 31, 2017	0.046	0.046
February 28, 2017	0.050	0.050
January 31, 2017	0.047	0.047

The high, low and closing price of the Company’s common stock on the OTCBB on July 28, 2017, was US$0.05. The Company’s common stock is issued in registered form.

B. Plan of Distribution

Not applicable.

C. Markets

The shares of the Company have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970 under the symbol “AGV” until December 19, 2016. Effective December 20, 2016, the Company’s trading symbol on the TSXV was “FE.”

Since October 5, 1999, the Company’s shares have traded on the over-the-counter market (“OTC-BB”) in the United States (symbol-ASKDF.OB) to July 26, 2012 at which time the Company’s shares were exclusively quoted on the OTCQB. Effective May 1, 2014 the Company was listed on the OTCBB “Pink”, (symbol ASKDF) an electronic trading platform operated by the OTC Markets Group Inc. They also trade on the Frankfurt Exchange under the symbol “DFL”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

item 10. additional information

A.	Share Capital

Shareholder Rights Plan

Effective May 24, 2011, the Board of the Company adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan has been implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of May 24, 2011 between the Company and Computershare Investor Services Inc., as rights agent. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company.

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

The Company’s original corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412. A copy of the Articles of Association and Memorandum then in effect were filed as an exhibit with the Company’s initial registration statement on Form 20-F. In 2004 the Company's existing Memorandum was replaced by a Notice of Articles. Subsequent amendments to the Company's Articles have been also filed as exhibits subsequent to the initial registration statement. On June 23, 2011, the Company adopted new Articles of Association, and these Articles are attached as an exhibit to this Annual Report.

Objects and Purposes

The Company’s Articles of Incorporation do not specify objects or purposes. Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors – Powers and Limitations

The Company’s articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time. There are no staggered directorships. Under the British Columbia Business Corporations Act, (“BCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors’ compensation is not a matter on which they must abstain. Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under the Company’s Articles or under the BCA.

Directors’ borrowing powers are not generally restricted where the borrowing is in the Company’s best interests. Directors need not own any shares of the Company in order to qualify as directors.

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

The Company is subject to the policies of the TSX Venture Exchange (the “Exchange”) and compliance with Exchange policy may supersede powers granted to the Board pursuant to the Articles.

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 44,517,273 are outstanding as of July 31, 2017. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and the Company’s Articles relating to the common shares may be summarized as follows:

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

Shares Fully Paid

The Company’s shares must, when issued be fully paid for in cash, property or services. The common shares, when validly issued are non-assessable and not subject to further calls for payment.

Redemption

The Company has no redeemable securities authorized or issued.

Pre-emptive Rights

There are no pre-emptive rights under the Articles of the Company which provide a right to existing shareholders to participate in offerings of the Company’s securities.

Liquidation

All common shares of the Company are entitled to participate ratably in, if any, available for distribution assets in the event of a winding up or other liquidation of the Company.

No Limitation on Foreign Ownership

There are no limitations under the Compnay’s Articles or in the BCA on persons who are not citizens of Canada holding or exercising their voting rights as holders of common shares. (See also “Exchange Controls”)

Dividends

Dividends may be declared by the Board out of available assets and are paid ratably to holders of common shares. No dividend may be paid if the Company is, or would thereby become, insolvent.

Voting Rights

Each of the Company’s share is entitled to one vote on matters on which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to the Company.

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of the Company but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The Articles provide that the Company will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting. Under British Columbia securities legislation and policies the Company is required to conduct advanced searches to facilitate delivery of meeting materials and proxy to beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year, unusual matters or related party transactions. The Company must hold determination general meeting of shareholders within 15 months of the previous annual shareholders’ meeting. A quorum for a shareholders’ meeting is one shareholder present in person or by proxy.

Change in Control

Other then as disclosed under Item 6.B "Termination and Change of Control Benefits”, the Company does not have any agreements which are triggered by a take-over or other change of control, except that a takeover or change of control may result in the vesting of stock options previously granted. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in the Company’s material agreements giving special rights to any person on a change of control.

As discussed in Item 10.A, effective May 24, 2011, the Board of the Company adopted the Rights Plan which was implemented by way of the Rights Plan Agreement. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company. For more information on the Shareholder Rights Plan please see Item 10.A, Share Capital.

Insider Share Ownership Reporting

The articles of the Company do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Company’s shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of the Company but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 5 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide 3 days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to the Company and governs matters typically pertaining to public securities such as continuous disclosure, quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling maters.

C.	Material Contracts

Other than the Shareholder Rights Plan, the Company is not party to any contracts that are material to its operations, business or assets, other than those entered into in the ordinary course of business for the two years preceding the date of this document.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act (the “Investment Act”). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the common shares. It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments. The Company does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and the Company’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in the Company’s common shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of The Company, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of The Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 is Cdn$295 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of The Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

The foregoing assumes the Company will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the common shares would be exempt from the Investment Act, including:

                     i.                  an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

                    ii.                  an acquisition of control of The Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

                  iii.                  an acquisition of control of The Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of The Company, through the ownership of the common shares, remained unchanged.

E. Taxation

All prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing the common shares of the Company.

Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of common shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with The Company, holds the common shares as capital property and does not use or hold the common shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) common shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

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

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by The Company will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of The Company’s voting shares). The Company will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of The Company’s issued shares of any class or series. If the shares of The Company constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate Request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of The Company’s common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

Certain United States Federal Income Tax Consequences

This summary is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of The Company and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made.

The following is a discussion of certain material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of The Company. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or non-U.S. tax consequences (see “Taxation – Material Canadian Federal Income Tax Consequences for United States Residents” above for Canadian tax consequences). Accordingly, we strongly recommend that holders and prospective holders of common shares of the Company consult their own tax advisors about the specific U.S. federal, state, local, and non-U.S. tax consequences to them of purchasing, owning and disposing of common shares of the Company, based upon their individual circumstances.

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

As used herein, a “U.S. Holder” means a holder of common shares of The Company who is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate whose income is taxable in the United States irrespective of source or (iv) a trust (A) that is subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. This summary does not address the tax consequences to special classes of U.S. Holders, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. expatriates, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S.

Passive Foreign Investment Company Considerations

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a non-U.S. corporation if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The Company appears to have been a PFIC for the fiscal year ended March 31, 2014, and at least certain prior fiscal years. In addition, the Company may qualify as a PFIC in future fiscal years. Each U.S. Holders is encouraged consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder.

If The Company were a PFIC during any year and The Company owns an indirect interest in any lower-tier PFICs during such year (a “Lower-Tier PFIC”), U.S. Holders will be treated as owning directly such proportionate amount (by value) of the Company’s direct or indirect interests in the Lower-Tier PFICs. Accordingly, a U.S. Holder will be subject to the adverse tax consequences described below with respect to any excess distributions made by such Lower-Tier PFIC, any gain on the disposition by the Company of the Copany’s equity interest in such Lower-Tier PFIC treated as indirectly realized by a U.S. Holder, and any gain treated as indirectly realized by a U.S. Holder on the disposition of such U.S. Holder’s ownership of The Company common shares which may arise even if the U.S. Holder realizes an overall net loss on such disposition. Such amount will not be reduced by the Company’s expenses or losses, but any income recognized may increase a U.S. Holder’s tax basis in the Company common shares. Furthermore, any gain realized on the direct or indirect disposition by a U.S. Holder of an interest in a Lower-Tier PFIC will not be able to be offset by any loss realized on the direct or indirect disposition of other lower-tier PFICs.

Accordingly, a U.S. Holder should be aware that such U.S. Holder could be subject to tax even if no distributions from the Company are received and no redemptions or other dispositions of the Company common shares are made.

In the absence of a timely election described below, if a U.S. Holder’s holding period in the Company’s common shares includes any period during a taxable year of the Company in which the Company is or will be a PFIC, the rules described below in “The ‘No Election’ Alternative” generally apply to gain realized on a disposition of Agave common shares and certain distributions received with respect to the Company’s common shares. If certain requirements are met, a U.S. Holder may mitigate certain of the consequences of those rules by timely making an election to treat the Company as a “qualified electing fund” (a “QEF”), described below in “The QEF Election Alternative” or to mark the Company’s common shares to market, described below in “The Mark-to-Market Election Alternative”.

The QEF Election Alternative

A U.S. Holder that makes a timely and effective QEF election (an “Electing Holder”) generally would not be subject to the rules discussed below in “The ‘No Election’ Alternative”. However, an Electing Holder will be subject to United States federal income tax on such Electing Holder’s pro rata share of the Company’s (a) net capital gain, which will be taxed as long-term capital gain to such Electing Holder, and (b) ordinary earnings, which will be taxed as ordinary income to such Electing Holder, in each case regardless of whether such amounts are actually distributed to such Electing Holder. However, an Electing Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such Electing Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

An Electing Holder generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents “earnings and profits” that were previously included in income by the Electing Holder because of such QEF election and (b) will adjust such Electing Holder’s tax basis in the Company’s common shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF election. In addition, an Electing Holder generally will recognize capital gain or loss on the sale or other taxable disposition of the Company’s common shares.

The procedure for making a QEF election, and the United States federal income tax consequences of making a QEF election, will depend on whether such QEF election is timely. A QEF election will be treated as “timely” if such QEF election is made for the first taxable year in the U.S. Holder’s holding period for the Company’s common share in which the Company is a PFIC. If a U.S. Holder makes a QEF election after the first taxable year in the U.S. Holder’s holding period for the common shares in which the Company is a PFIC, then in addition to filing the QEF election documents, a U.S. Holder may elect to recognize gain (which will be taxed under the rules discussed below in “The ‘No Election’ Alternative”) as if the Company’s common shares were sold on the qualification date (a “purging election”). The “qualification date” is the first day of the first taxable year in which Agave is a QEF with respect to such U.S. Holder. The election to recognize such gain can only be made if such U.S. Holder’s holding period for the Company’s common shares includes the qualification date. By electing to recognize such gain, such U.S. Holder will be deemed to have made a timely QEF election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder fails to make a QEF election for the first taxable year in the U.S. Holder’s holding period for the Company’s common shares in which the Company is a PFIC, and does not make a purging election, such holder will not be treated as having made a “timely” QEF election and will continue to be subject to the special taxation rules discussed below in “The ‘No Election’ Alternative”.

A QEF election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent taxable year, the Company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which Agave is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent taxable year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which the Company qualifies as a PFIC.

A QEF election applies only to the non-U.S. corporation for which it is made. If the Company were a PFIC, a U.S. Holder likely would remain subject to the excess distribution rules discussed below in "The 'No Election' Alternative" in respect of its indirectly owned shares in each Lower-Tier PFIC regardless of a QEF election in respect of the Company, unless such U.S. Holder has made a QEF election in respect of such Lower-Tier PFIC.

Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election. A U.S. Holder cannot make and maintain a valid QEF election unless the Company provides certain U.S. tax information necessary to make such an election. In order for a U.S. Holder to make (or maintain) a valid QEF election, the Company must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information.

The Mark-to-Market Election Alternative

A U.S. Holder that holds “marketable stock” in a PFIC may avoid the imposition of the additional tax and interest described below by making a mark-to-market election in the first year of its holding period in such PFIC’s shares. the Company’s common shares will be marketable securities if they are regularly traded on a qualifying exchange that is either (i) a national securities exchange which is registered with the Securities and Exchange Commission or the national market system established pursuant to the Exchange Act or (ii) any exchange or other market that the United States Treasury Department determines is adequate. The Company believes that the TSX Venture Stock Exchange meets this test, and accordingly, provided that the common shares are regularly traded on the TSX Venture Stock Exchange, a U.S. Holder should be able to make a mark-to-market election with respect to the common shares if the Company is classified as a PFIC.

If a U.S. Holder were to make a timely mark-to-market election with respect to the Company’s common shares that it will own at the close of its taxable year, such electing U.S. Holder would include as ordinary income in that taxable year any excess of the fair market value of the Company’s common shares as of the close of such year over its adjusted tax basis in the Company‘s common shares. In addition, the U.S. Holder may claim an ordinary loss deduction for the excess, if any, of its adjusted tax basis in the common shares over the fair market value of the common shares at the close of the taxable year, but only to the extent of any prior net mark-to-market gains. An electing U.S. Holder’s tax basis in the Company’s common shares will be adjusted to reflect any such income or loss. Any gain or loss on the sale of the Company’s common shares will be ordinary income or loss, except that any loss will be ordinary loss only to the extent of the previously included net mark-to-market gain. U.S. Holders considering the mark-to-market election should note that although it generally avoids the interest charge associated with PFICs, as described below, the application of the rules regarding indirect interests in Lower-Tier PFICs to the mark-to-market election is not entirely clear under current law. Accordingly, it may well be that a mark-to-market election would not be effective with respect to interests in a Lower-Tier PFIC. If the mark-to-market election is not effective with respect to interests in a Lower-Tier PFIC, then a U.S. Holder may be subject to the adverse tax consequences described below with respect to any interests in a Lower-Tier PFIC. An election to mark-to-market applies to the year for which the election is made and to subsequent years unless the PFIC shares cease to be marketable or the IRS consents to the revocation of the election. If the Company were to cease being a PFIC, a U.S. Holder that marked its common shares to market would not include mark-to-market gain or loss with respect to its Ordinary Shares for any taxable year that the Company was not a PFIC.

The “No Election” Alternative

If a U.S. Holder does not make a timely QEF or mark-to-market election (a “Non-Electing Holder”) and the Company is a PFIC, then special taxation rules will apply to (i) gains realized on the disposition of such U.S. Holder’s of the Company’s common shares and (ii) certain “excess distributions” (generally, distributions received in the current taxable year that are in excess of 125% of the average distributions received during the three preceding years or, if shorter, such U.S. Holder’s holding period) by the Company. Pursuant to these rules, a Non-Electing Holder generally would be required to pro rate all gains realized on the disposition of any of the Company’s common share and all excess distributions on the Company’s common shares over its entire holding period. All gains or excess distributions allocated to prior years of a U.S. Holder (other than any year before the first taxable year of the Company during such U.S. Holder’s holding period for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.

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

Considerations if PFIC Rules Do Not Apply

Distribution on Common Shares of the Company

Subject to the rules discussed under PFIC above, in general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits (as determined under United States federal income tax principles), without reduction for any Canadian income tax withheld from such distributions. Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

To the extent that distributions exceed the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares causing a reduction in such U.S. Holder’s adjusted basis in the common shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized upon subsequent disposition of the common shares) and thereafter as gain from the sale or exchange of property. (discussed in further detail below under “Disposition of Common Shares of the Company”). However, the Company does not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles, and U.S. Holders should therefore assume that any distribution with respect to the Company’s common shares will constitute ordinary dividend income.

Subject to applicable exceptions with respect to short-term and hedged positions, certain dividends received by non-corporate U.S. Holders prior to January 1, 2013 from a “qualified foreign corporation” may be eligible for reduced rates of taxation. A qualified corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury has determined that the Treaty meets these requirements, and we believe that we are eligible for the benefits of the Treaty. Dividends received by U.S. Holders from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. As discussed above in “Passive Foreign Investment Company,” the Company believes that it is a PFIC, and accordingly, dividends paid on the Company’s common shares will not constitute qualified dividends.

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

Disposition of Common Shares of the Company

Subject to the rules discussed under “Passive Foreign Investment Company Considerations” above, in general, U.S. Holders will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Currently, preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of the Company will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to limitations.

Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Company common shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes. Consequently, U.S. Holders may not be able to use any foreign tax credits arising from any Canadian tax imposed on the sale, exchange or other taxable disposition of the Company’s common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources or unless an applicable treaty provides otherwise.

If a U.S. Holder receives any foreign currency on the sale of the Company’s common shares, such U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Company’s common shares and the date the sale proceeds are converted into U.S. dollars.

United States Information and Backup Withholding Tax

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to U.S. backup withholding tax (currently at 26% rate), if a U.S. Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. Holder’s United States federal income tax liability and may be refunded by the IRS to the extent they exceed such liability, provided the required information is furnished to the IRS in a timely manner.

Under United States federal income tax law and regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. Penalties for failure to file certain of these information returns are substantial. U.S. Holders of the Company‘s common shares should consult with their own tax advisors regarding the requirements are imposed of filing information returns. U.S. Holders should be aware that reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers that is not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. IRS guidance suspends this annual filing requirement pending the release of new forms. Filings will eventually be required with respect to any year for which the obligation is suspended.

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

U.S. Holders should consult their tax advisors regarding the application of the information reporting rules to the Company common shares and the application of these requirements to their particular situation.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the head office of the Company, Suite 1601-675 West Hastings Street, Vancouver, British Columbia V6B 1N2, or on request at 604-632-9602. Copies of Agave’s financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.sedar.com during normal business hours.

I. Subsidiary Information Cream Minerals de Mexico, S.A., de C.V.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information about Market Risk

The Company has not hedged its exposure to currency fluctuations. At March 31, 2017 and 2016, the Company was not exposed to currency risk.

B. Qualitative Information about Market Risk

Transaction Risk and Currency Risk Management

The Company’s operations do not employ financial instruments or derivatives. The Company has no long-term debt or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests.

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

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company had no cash equivalents at March 31, 2017. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in short term cash GIC’s issued by a major Canadian chartered bank, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. Interest rate risk is not significant to the Company as it has no cash equivalents at year end. As at March 31, 2017, with other variables unchanged, a 1% change in the variable interest rate would have had an insignificant impact on the Company.

(c)	Currency risk

The Company is not exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada only. A significant change in the currency exchange rates between the Canadian dollar and these currencies will not have an effect on the Company’s results of operations, financial position or cash flows.

(d)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

Given their short-term maturity, the fair value of cash and sundry receivables are based on going-concern assumptions and are recorded at their carrying value.

The Company’s financial assets comprise cash and accounts receivable. These financial instruments potentially subject the Company to credit risk. The Company’s maximum exposure to credit risk as at March 31, 2017 is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in GIC’s issued by a major Canadian chartered bank. Cash is held at a major Canadian Chartered Bank and the risk of default is considered to be remote.

(e)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 15 to the financial statements.

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

C. Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management, but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

•	To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals and industrial mineral deposits;

•	To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

•	To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company‘s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

There were no changes in the Company’s approach to capital management during the year ended March 31, 2017 compared to the year ended to March 31, 2016. The Company is not subject to externally imposed capital requirements

Exchange Rate Sensitivity

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

Although, there were no exploration activities conducted in fiscals 2017 and 2016, exploration in fiscal 2015 was primarily conducted in Mexico, and its administrative operations are in Canada. The Company’s operations are affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars. Excess cash is invested and may be affected by exchange rate risk for United States dollar expenditures. In the future, it will be necessary to do further equity or other forms of financing. The funds are usually received in Canadian dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to arises when expenses are incurred in U.S. dollars or other currencies, but primarily U.S. dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. The Company had an exchange gain of $336, compared to exchange losses were incurred in fiscal 2015 of $2,963 on cash expenditures of $0.68 million, an amount primarily related to administrative and exploration activities in Mexico.

Interest Rate Risk and Equity Price Risk

The Company does not have any debt that is subject to interest rate change risks.

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

An evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures and internal controls over financial report (as defined in rules adopted by the SEC) as at March 31, 2017. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at March 31, 2017.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2017 that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Composition of the Audit Committee

The members of the audit committee are Richard Haines, Warren Mirko and Ernest Peters. The Company’s board of directors has determined that it has more than one “audit committee financial expert” on the Audit Committee:

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2017, and to the date of filing of this Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Years ended March 31,
Services:	2017(3)	2016
Audit fees	$ 7,500	$ 8,000
Audit-related fee (1)	--	--
Tax fees	Nil	Nil
All other fees (2)	--	--
Total fees	$ 7,500	$ 8,000

(1) “Audit-Related Fee” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.

(2) Canadian Public Accounting Board Fees.

(3) Estimated audit fees for the year ended March 31, 2017

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

During the year ended March 31, 2017, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by the issuer and affiliated purchasers.

ITEM 16F. Change in registrant’s certifYing accountant

Not applicable.

ITEM 16g. corporate governance

Not applicable.

PART III

item 17. FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required under Item 17 are attached as Exhibit F-1 to this Annual Report and are incorporated by reference herein. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included therein immediately preceding the financial statements and is also incorporated by reference herein.

item 18 FINANCIAL STATEMENTS

Not applicable. See Item 17.

ITEM 19. EXHIBITS

Financial Statements:

a.	Auditors’ Report on the statements of financial position as at March 31, 2017 and 2016 and the statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for years ended March 31, 2017, 2016 and 2015;
b.	Statements of financial position as at March 31, 2017 and 2016;
c.	Statements of operations and comprehensive loss for the years ended March 31, 2017, 2016 and 2015;
d.	Statement of changes in equity (deficiency) for the years ended March 31, 2017, 2016 and 2015;
e.	Consolidated statements of cash flows for years ended March 31, 2016, 2015 and 2014;
f.	Notes to the financial statements;
g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Financial Statements for the Years Ended March 31, 2017, 2016 and 2015, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1**	2011 Stock Option Plan (10% Rolling), as approved by shareholders on June 23, 2011 and December 13, 2012
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
11.1*	Code of ethics
11.2	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

*These exhibits were included as exhibits to, and are incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2005.
** This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2008.

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

Li2O – An inorganic chemical compound called Lithium Oxide.

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

SIGNATURES

First Energy Metals Limited certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FIRST ENERGY METALS

Per:

/s/ Ernest Peters

Ernest Peters, President

DATED: July 31, 2017

