Form 20-F/A
period 2017-03-31
First Energy Metals Ltd
filed 2018-01-11
CIK 1066130

January 10, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)

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
(Exact name of Registrant as specified in its charter) BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) #900 – 580 Hornby Street Vancouver, British Columbia, Canada, V6C 3B6
(Address of principal executive offices)

Ernest Peters, President, CEO, and Director, (604) 632-9602, Suite 900-580 Hornby Street, Vancouver, British Columbia, Canada, V6C 3B6
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value

(Title of Class)

1

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of Agave’s only class of issued capital stock as at March 31, 2017:

44,517,273 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No

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

Large Accelerated Filer ☐ Accelerated Filer Non-Accelerated Filer ☒

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

Yes No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

2

EXPLANATORY NOTE

This Amendment No. 1 on Form 20F/A (the “Amendment No. 1”) to the annual report on Form 20F for First Energy Metals Limited (the “Company”) for the fiscal year ended March 31, 2017 filed on August 1, 2017 (the “2017 Form 20-F”) is being filed for the following purposes:

1.	To present the Company’s financial statements under Item 18, rather Item 17 of Form 20/F;
2.	In Exhibit 99.1, to include the Company’s former auditors’ report for the fiscal years ended March 31, 2016 and 2015; and
3.	In Exhibit 99.1, to include the Company’s current auditors’ report that clearly states that there is substantial doubt about the Company’s ability to continue as a going concern.

3

PART III

item 17. FINANCIAL STATEMENTS

Not applicable. See Item 18

item 18 FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required under Item 18 are attached as Exhibit F-1 to this Annual Report and are incorporated by reference herein. The audit report of DeVisser Gray LLP, Chartered Professional Accountants for the year ended March 31, 2017 and the audit report of Morgan & Company LLP for the years ended March 31, 2016 and 2015, are included therein immediately preceding the financial statements and are also incorporated by reference herein.

4

ITEM 19. EXHIBITS

Financial Statements:

a.	Auditors’ Report on the statements of financial position as at March 31, 2017 and 2016 and the statements of operations and comprehensive loss, changes in equity (deficiency), and cash flows for years ended March 31, 2017, 2016 and 2015;
b.	Statements of financial position as at March 31, 2017 and 2016;
c.	Statements of operations and comprehensive loss for the years ended March 31, 2017, 2016 and 2015;
d.	Statement of changes in equity (deficiency) for the years ended March 31, 2017, 2016 and 2015;
e.	Statements of cash flows for the years ended March 31, 2017, 2016 and 2015;
f.	Notes to the financial statements;
g.	Shareholder Rights Plan and Articles.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Financial Statements for the Years Ended March 31, 2017, 2016 and 2015, and Auditors' Reports from DeVisser Gray LLP, Chartered Professional Accountants for the year ended March 31, 2017 and from Morgan & Company LLP for the years ended March 31, 2016 and 2015.
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1**	2011 Stock Option Plan (10% Rolling), as approved by shareholders on June 23, 2011 and December 13, 2012
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
11.1*	Code of ethics
11.2	Shareholder Rights Plan Agreement dated May 24, 2011
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

*These exhibits were included as exhibits to, and are incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2005.
** This exhibit was included as an exhibit to, and is incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2008.

END OF EXHIBITS

5