Form 20-F
period 2018-03-31
First Energy Metals Ltd
filed 2018-07-31
CIK 1066130

OMB:3235-0288
Expires: July 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2018

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________ to _____________.

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _________

Commission file number 000-29870

FIRST ENERGY METALS LIMITED
(formerly AGAVE SILVER CORP.)
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

#1206– 588 Broughton Street Vancouver,
British Columbia, Canada, V6G 3E3
(Address of principal executive offices)

Gurminder Sangha, President, CEO, and Director, (604) 375-6005, Suite 1206-588 Broughton Street,
Vancouver, British Columbia, Canada, V6G 3E3
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

None

Number of outstanding shares of First Energy’s only class of issued capital stock as at March 31, 2018:

12,236,638 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [   ] No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [ X ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting [ ]

Standards Board [ X ]	Other [ ]

If other has been checked in response to the previous question, indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [   ] Item 18 [   ]

If this report is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [   ] No [   ]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 – “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 -Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995 and "forward-looking information” under applicable Canadian securities legislation. Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects” collectively “forward-looking statements”. Forward-looking information in this Annual Report include statements regarding the Company's plans for its projects, statements relating to mineral resources, as they are based on various assumptions that are inherently forward-looking, statements regarding the anticipated timing by which the Company will require additional funds. These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements are based on assumptions regarding future events and other matters and are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Assumptions on which forward-looking statements are based include the assumptions underlying mineral resource estimates and in the technical reports supporting such estimates, the assumption that the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations. Such risks and the assumptions that accompany them, uncertainties and other factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to raise the capital required to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations. There can be no assurance that forward-looking statements in this Annual Report will prove to be accurate and actual results and future events could vary materially from those implied by such statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements. The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable laws.

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

This Annual Report may use the terms “inferred resources.” We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, as well as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

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

The selected financial data of First Energy Metals Limited. (“First Energy” or the “Company” and formerly Agave Silver Corp.) for the years ended March 31, 2018, 2017 and 2016 was derived from the Company’s financial statements as audited by DeVisser Gray LLP, Chartered Professional Accountants, for the years ended March 31, 2018 and March 31, 2017 and by Morgan & Company LLP, Chartered Professional Accountants, for the year ended March 31, 2016, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected financial information with respect to the Company for the periods indicated and is extracted from the more detailed financial statements included herein. The following constitutes selected financial data for the Company for the last five fiscal years ended March 31, 2018, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2018, 2017, 2016, 2015, and 2014, The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the financial statements included in Item 18.

(Canadian Dollars in Thousands Except Per Share Amounts)

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)		As at March 31,
Statement of Financial Position Data	2018	2017	2016	2015	2014
Total assets according to financial statements	$413	$602	$48	$94	$135
Total liabilities	255	92	252	381	473
Share capital	35,189	34,723	33,974	33,755	33,755
Warrant reserve, share-based payment reserve, share subscriptions (Restated)	491	447	126	1,407	1,768
Deficit (IFRS) (Restated)	(35,522)	(34,660)	(34,303)	(35,448)	(35,861)

(Cdn$)
Period End Balances (as at)	2018	2017	2016	2015	2014
Working capital (deficiency)	$137	$(31)	$(237)	$(355)	$(405)
Mineral property interests	-	514	-	-	-
Shareholders’ equity	158	510	(204)	(286)	(338)
Number of outstanding shares	12,236,638	8,903,308	6,396,166	5,166,666	5,166,666

No cash or other dividends have been declared.

(Canadian Dollars in Thousands Except Per Share Amounts)

	(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31
Statement of Operations Data	2018	2017	2016	2015	2014
Investment and other income	-	-	(129)	-	(51)
General and administrative expenses (including Share-based payments)	307	350	243	405	767
Exploration costs (recoveries)	41	7	(2)	1	40
Net loss (income) from discontinued operations	-	-	-	(408)	443
Write-down of mineral property interests	514	-	-	-	-
Future income tax recovery	-	-	-	-	-
Net income (loss) according to financial statements (IFRS)	(862)	(357)	(112)	2	(1,199)

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

The tables below include the quarterly results for the years ended March 31, 2018 and 2017.

(Cdn$)	Year Ended March 31, 2018
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$-	$31	$-	$-	$31
General and administrative expenses	31,408	54,402	31,715	146,098	263,623
Share-based payments	-	44,193	-	-	44,193
Write-down of mineral property interests	-	-	-	513,600	513,600
Exploration costs	1,128	6,910	-	32,929	40,967
Loss (gain) on sale of discontinued operations	-	-	-	-	-
Net loss (income) according to financial statements	32,536	105,474	31,715	692,627	862,352
Net loss from continuing operations per common share	0.00	0.02	0.00	0.07	0.09

(Cdn$)	Year Ended March 31, 2017
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$-	$-	$-	$-	$-
General and administrative expenses	37,024	47,488	85,234	48,551	218,297
Share-based payments	-	131,412	-	-	131,412
Write-down of mineral property interests	-	-	-	-	-
Exploration costs	260	-	-	6,892	7,152
Loss (gain) on sale of discontinued operations	-	-	-	-	-
Net loss (income) according to financial statements	37,284	178,900	85,234	55,443	356,861
Net loss from continuing operations per common share	0.00	0.03	0.01	0.01	0.05

B.	Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.	Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

D.	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on First Energy’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Financial Risk Factors

First Energy has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition, all of the Company’s projects have a financial statement value of zero. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2018, is $35,521,971), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2018, the Company had working capital of $136,728, compared to a working capital deficit of $31,069 at March 31, 2017. Working capital is defined as current assets less current liabilities.

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

Mineral Resource Estimates Are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Extraction. Although the Company carefully prepares its mineral resource figures, such figures are estimates only and no assurance can be given that the indicated tonnages and grade will be achieved. There is significant uncertainty in any mineral resource estimate. Estimates of inferred resources are the least certain of the resource categories and there is no assurance that such resources can or will be upgraded to another category of resource, or that further exploration will confirm or validate such estimates. Actual deposits encountered and the economic viability of, and returns from, a deposit (if mined) may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, tonnage and grade of mineralization, metallurgy, estimated mineral recovery rates, cost of capital, mine development costs, operating costs and exchange rates. Changes in assumptions may result in a significant reduction in the reported mineral resources and thereby have a material adverse effect on the Company's results of operations and financial condition.

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

First Energy’s title to mineral property interests may be challenged. Although the Company has done a review of titles to its mineral interests, it has not obtained title insurance with respect to its properties and there is no guarantee of title. The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company’s Canadian mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future. The Company’s mineral properties in British Columbia are early stage exploration and have no known mineral resources or reserves.

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

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult for U.S. investors to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities directly predicated upon the U.S. federal securities laws. The Company’s directors and officers are residents of Canada or other countries other than the United States and all of the Company’s assets are located outside of the United States. Consequently, it may be difficult for United States investors to affect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws. It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under U.S. securities laws.

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

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices, the Company’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in First Energy’s shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stocks. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of the Company, if a market for the shares should develop in the United States.

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

The Company’s executive office is located at:
Suite 1206- 588 Broughton Street
Vancouver, British Columbia, Canada, V6B 1N2
Telephone: (604) 375-6005
Email: info@firstenergymetals.com
Website: www.firstenergymetals.com

The mailing address of the Company is the Company’s executive office at the address noted above. The Company operated directly and also, until February 12, 2015, through one wholly-owned subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V. (“Cream de Mexico”). The Company’s name changed from Agave Silver Corp. to First Energy Metals Limited was approved on December 16, 2016, at the Company’s Annual General Meeting.

The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “FE” and prior to December 20, 2016, its common shares were trading under the symbol “AGV.” The Company was quoted on the Over the Counter Bulletin Board in the United States under the symbol “CRMXF”, until July 26, 2012 at which time the Company’s shares began being exclusively quoted on the OTCQB, (also under the symbol “CRMXF”), an electronic trading platform operated by the OTC Markets Group Inc. On October 3, 2013 the symbol was changed to “ASKDF” and effective May 1, 2014 the Company was listed on OTC “Pink”. The Company’s common shares are also quoted on the Frankfurt market under the symbol “A2JC89”.

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

Effective February 1, 2018, the Company completed a share consolidation on the basis of five (5) pre-consolidation common shares for one (1) post-consolidation common share. The periods presented prior to the consolidation have been retroactively adjusted to reflect this consolidation unless otherwise stated.

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed years, and prior thereto, the Company has been principally attempting to locate deposits of precious metals in Mexico, the Provinces of British Columbia, Manitoba, Ontario and Quebec, Canada and Nevada, USA.

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

Under the terms of the Agreement, the Company has purchased a 100% interest in the Property by issuing 6,000,000 common shares of the Company. The Property is subject to a 2.0% Net Smelter Return (“NSR”) mineral royalty and a 24.0% Gross Overriding Royalty (“GOR”) on gemstones produced from the Property and with the option to reduce the NSR to 1.0% by paying $2,500,000.00. The Company also has the option to purchase one half (50%) of the GOR for $2,000,000.

During the year ended March 31, 2018, the Company wrote down the carrying value of Kootenay Lithium Property to $Nil as the Company does not plan to complete further exploration on the property. As such, in April 2018, the Company relinquished its property’s mineral claims by not paying their annual mineral claim maintenance fees.

Manitoba

The Wine Property

Prior to April 22, 2013, the Company held a 100% interest in the Wine Claim (comprised of the Wine and Wine 1 claims) located approximately 60 kilometres south of Flin Flon, Manitoba. The Wine claim is a high grade nickel-copper target. During the year ended March 31, 2014 the Company sold the Wine Claim Property to the optionor for the amount of $50,000 cash.

Ontario

Hastings Highland Property

Effective May 9, 2015 the Company and Hastings Highland Resources Limited (“Hastings”) entered into an agreement with respect to the exclusive option to earn a 90% interest in Hastings’ Limerick Township nickel-copper property located in Ontario, Canada, however the Company was unable to secure the requisite financing and terminated the option on September 3, 2015.

Phyllis Cobalt Property

On January 29, 2018, the Company entered into an option agreement to acquire (the “Phyllis Agreement”) a 100% interest in certain mineral claims (the “Phyllis Property”) covering 1,750 hectares located in the Kenora Mining District in northwestern Ontario.

Under the terms of the Phyllis Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by making the following option payments, common shares issuances and exploration expenditures:

			Minimum	Cumulative
	Option payments	Issuance of First Energy	exploration	exploration
Due Dates	($)	common shares	expenditures	expenditure
			($)	($)
On signing	20,000	100,000	Nil	Nil
Year 1	35,000	150,000	75,000	75,000
Year 2	35,000	150,000	25,000	100,000
Year 3	50,000	200,000	125,000	125,000

The Phyllis Property is subject to a royalty equal to 3% NSR upon commencement of commercial production. The Company will have the option to reduce the NSR to 2.0% by paying $1,000,000.

Quebec

Russel Graphite Property

On May 4, 2018, the Company entered into an option agreement under which the Company can earn 100% interest in the Russel Graphite Property which consists of thirty (30) mineral claims, located in Gatineau area of Quebec Province.

Under the terms of the Russel Graphite Property agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by making the following option payments, common shares issuances and exploration expenditures:

(i)	$7,500 in cash and issuance of 75,000 common shares of the Company (“Common Shares”) as soon as practical following the signing of this agreement and receipt of TSX Venture Exchange approval;
(ii)

$10,000 in cash and issuance of 100,000 Common Shares on or before the first anniversary date of this agreement, conditional on exploration expenditures of not less than $50,000 being incurred on or before December 31, 2018;

(iii)

$20,000 in cash and issuance of 125,000 Common Shares on or before the second anniversary date of this Agreement, conditional on cumulative exploration expenditures of not less than $150,000 being incurred on or before January 31, 2019; and,

(iv)	3% NSR with a 2% buy-out at $1 million cash for each percent.

Nevada, USA

Highway 95 Property

On June 20, 2018, First Energy entered into an option agreement under which the Company can acquire a 100% interest in the Highway 95 Property, subject to TSX Venture Exchange approval, by making the following cash payments, issuing shares and carrying out exploration work as follows:

(i)	$10,000 in cash and issuance of 100,000 common shares of the Company (“Common Shares”) as soon as practical following the signing of this agreement and receipt of TSX Venture Exchange approval;
(ii)

$20,000 in cash and issuance of 200,000 Common Shares on or before the first anniversary date of this agreement, conditional on exploration expenditures of not less than $50,000 being incurred on or before July 31, 2019;

(iii)

$40,000 in cash and issuance of 300,000 Common Shares on or before the second anniversary date of this Agreement, conditional on cumulative exploration expenditures of not less than $150,000 being incurred on or before July 31, 2020; and,

(iv)	3% NSR with a 1% buy-out for a $1 million cash payment.

B.	Business Overview

General

(i)	Nature of Company:

(ii)	The Company has historically been a junior resource company engaged in the exploration and development of mineral properties. It currently maintains early stage exploration properties in Canada.

(iii)	Principal Markets: Not Applicable.

(iv)	Seasonality: Not Applicable.

(v)	Raw Materials: Not Applicable.

(vi)	Marketing Channels: Not Applicable.

(vii)	Dependence: Not Applicable.

(viii)	Competitive Position: Not Applicable.

(ix)

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

Data disclosed in this Annual Report on Form 20-F, including sampling, analytical and test data, have been reviewed and verified by the Company’s V.P. of Exploration, Dr. Muzaffer Sultan, Ph.D - Geology and Qualified Person as defined by National Instrument 43-101.

The Company’s mineral property interests in Canada are in good standing and all payments on the properties are up to date, except as noted above under Item 4 A.

None of the Company’s projects have known reserves, and exploration work is exploratory in nature.

Nuevo Milenio Project

The Nuevo Milenio Property, in Nayarit State, Mexico, is owned by Cream de Mexico. All interest to the Nuevo Milenio Project were sold along with the sale of the subsidiary, Cream de Mexico on February 12, 2015.

Exploration Projects - British Columbia, Ontario and Quebec Properties

The Company has three early-stage exploration properties located in Canada. The Kaslo Property is located in British Columbia, the Phyllis Property is located in Ontario and the Russel Graphite Property is located in Quebec.

The Company has also entered into an option agreement on June 20, 2018, under which the Company can acquire a 100% interest in the Highway 95 Property located in Nevada, USA. This option agreement is subject to TSX Venture Exchange approval.

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

(2) Phyllis Cobalt Property, Ontario

Description

Located in the Kenora Mining District of Ontario, the property consists of 112 mineral claim units totalling 1750 hectares in Grummett and Cathcart townships. The property has year-round access 192km northwest of Thunder Bay, ON via Hwy 17 and 9km south on a gravel forestry road.

Geology

The Phyllis Property claim block occupies the central portion of an ENE-WSW trending greenstone belt, consisting of Mesoarchean to Neoarchean age mafic to ultramafic rocks. These are bound by granite of varying composition -ranging from tonalite to biotite-granodiorite (Atikokan-Lakehead Sheet Map 2065) as shown in Figure 1. Recent mapping undertaken by the Ontario Geological Survey (Gulliver River Sheet, Map 3370), which includes a small portion of the Phyllis claims, suggests that there is a greater abundance of ultramafic metavolcanics than previously indicated. The regional foliation follows the general trend of the greenstone belt.

Mineralization

The initial cobalt discovery was made in 2010 by Don Dobransky, named the “Phyllis Central” occurrence. This discovery is characterized by an 80m x 60m outcrop and appears as a fairly structureless gabbro, with the exception of an array of narrow quartz veins and veinlets, which have sharp contacts with the country rock and trend roughly NE-SW, and appear to have been intruded relatively recently. The gabbro itself is fine-to medium grained and appears highly altered. The exposed outcrop follows the northern flank of a gentle hill. Earlier excavations focussed in the uppermost parts of the topographic profile. The sampling as seen in Figure 2. This worked confirmed the presence of economic grades of cobalt mineralization up to 0.33% Co (including 1.2% Cu and 0.39% Ni).

(3) Russel Graphite, Quebec

Description

Consists of 30 mineral claims in one contiguous block totaling 1,798.06 hectares land on NTS map 31G13, located in Gatineau area of Quebec Province, approximately 50 kilometres to the north of Ottawa, Canada.

Historical

Historical geological work carried out by Gatineau Graphite Company, during 1916-1919 period, included prospecting and diamond drilling 30 short holes (reference report GM13866). Historical data from North Low showing indicate a bulk sample of 30 tons of rock produced 1,500 kilograms of high quality graphite at 38.18% graphitic carbon (Cg); 3,670 kilograms at 18.10% Cg; and 22,169 kilograms at 4.33%% Cg. Mineralization is mostly associated with irregular bands of graphite along the contact of gabbro dikes in crystalline limestone. It is also found in small graphite veins within gabbroic rocks.

Location and Access

The Property has excellent infrastructure support, is road accessible via Provincial Highway 105 from Ottawa, located 150 kilometres from Montreal; water, power and manpower available locally. Village of North Low is a small community located one kilometers to the east of the Property. It is located in a very active graphite exploration and production area, about 50 kilometres to the southwest of TIMCAL’s Lac des Iles graphite mine in Quebec which is a world class deposit with a production capacity of 25,000 tonnes of graphite annually. There are several other graphite showings and past producing mines in its vicinity.

Geology

The property is underlain by suitable geological environment for flake graphite type mineralization, consisting of Metasedimentary Belt of the Grenville Province which includes quartzofeldspathic rocks, quartzite, biotite gneiss, limestone/marble, gabbro dikes, and plagioclase pyroxene. The graphite mineralization is in the form of bands and irregular veins along the contact of gabbro dikes in the crystalline limestone indicating a skarn type mineralization related to contact metamorphism and metasomatism. There are two main large flake graphite showings on the Property i.e., North Low and Russel showings.

At the Russel showing, the graphite mineralization is in the form of lenticular bands less than 1 metre thick mostly occurring as skarn type deposit at the contact of gabbro and crystalline limestone / dolomite. Historical drilling data indicates 15% Cg of 0.91 m thick (see survey in 28 paper MNR, GM- 13866). Several sections of drill holes completed for water resource down to 245 feet deep (105 feet of overburden) intersected graphite and phlogopite in marble.

(4) Highway 95 Property, Nevada, USA

Description

The Highway 95 Property (HWY 95) is located astride to the southwest of Interstate Highway 95, which provides access, 30 kilometres northwest of the town of Beatty in Nye County in western Nevada and comprises of 120 lode claims representing an aggregate area of land covering 3.75 miles2 (10 km2).

Topography in the area is typical of the Basin and range area of Nevada with flat basins represented by salt flats at approximately 1200 meters, a dry desert hot or cold, climate depending on the season and time of day. Nevada has been a major mining since the 19th century and is one of the major producers of lithiumbrines for lithium extraction in the world.

Basin and Range faulting initiated 16 million years ago created several enclosed basins in Nevada. Before and during this faulting caldera related volcanism deposited large volumes of quartzrich tuffs and ash flows containing anomalous amounts of lithium. Erosion and deposition in these basins formed brines, some rich in lithium, in permeable host rocks The property covers a main salt flat playa basin adjacent to the Bonnie Claire Valley which has reported lithium. No outcrops or other information on these playas is available No geology is outlined and no lithium mineralization has been identified on the Property but the adjacent mountains are reported to have lithium values that feeding drainages and sampling of salt flats within the adjacent basin, have found lithium values.

Lithium is found in three main types of deposits, pegmatites, clays and continental brines. The continental brines are the most important of first-order characteristics: (1) arid climate; (2) closed basin; (3) subsidence; (4) igneous or geothermal activity; (5) lithium source-rocks; (6) aquifers; and (7) sufficient time to concentrate a brine.”

No exploration for lithium has been conducted on the property and no sampling program or drilling has been conducted. The property fits all the criteria for the formation of an economic lithium brine and needs to be investigated. It is recommended that the potential of the area of the Property be delineated by geochemical sampling, geophysics and trenching and evaluated.

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

			Kaslo Silver	Kootenay
Year		Nuevo Milenio	Property,	Lithium,	Phyllis Cobalt, Ontario		Other Properties	Total
			British	British
			Columbia	Columbia
2018	$	Nil	$260	$868	$32,929	$	Nil	$40,967
2017		Nil	260	6,892	Nil		Nil	7,152
2016		Nil	(1,890)	Nil	Nil		Nil	(1,890)
2015		275,778	1,465	Nil	Nil		Nil	277,243
2014		443,448	40,107	Nil	Nil		Nil	483,555

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

Management’s discussion and analysis is presented in relation to the consolidated financial statements of First Energy, which statements are prepared as a going concern in accordance with IFRS.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of the Company’s short to medium-term operating and exploration cash flow must be derived from external financing.

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at March 31, 2018.

A.	Operating Results

Year ended March 31, 2018 compared to year ended March 31, 2017

The net loss for the year ended March 31, 2018 (the “Current Year”) was $862,352 compared to a net loss for the year ended March 31, 2017 (the “Comparative Year”) of $356,861. The increase in net loss of $505,491 was primarily due to the following:

  Consulting fees increased by $50,720 from $6,850 in the Comparative Year to $57,570 in the Current Year. The increase was primarily due to consulting fees incurred with respect to corporate development and potential transactions and acquisitions;

  Exploration and evaluations expenditures increased by $33,815 from $7,152 in the Comparative Year to $40,967 in the Current Year. The increase was primarily due to $32,929 of exploration expenditures incurred as part of the Phyllis Cobalt property exploration program;

  Salaries, fees and benefits increased by $23,323 to $80,750 in the Current Year from $57,427 in the Comparative Year. The increase is due primarily to an increase in salaries being paid to the CEO and CFO;

  Shareholder communications increased by $8,878 from $38,856 in the Comparative Year to $47,734 in the Current Year. The increase was primarily due to costs associated with the Company’s completion of its share consolidation during the Current Year; and

  In the Current Year, the Company had a $513,600 exploration and evaluation write-down of its Kootenay Lithium Property as the Company will not be completing further exploration work on the property and therefore will no longer maintain the property’s mineral claims.

  The increases noted above were offset by decreases in other operating expenses which were consistent with the Company’s activities. Notable decreases were realized on the following expense items:

  General and administrative decreased by $5,490 from $32,091 in the Comparative Year to $26,601 in the Current Year;

  Professional fees decreased by $32,140 from $83,108 in the Comparative Year to $50,968 in the Current Year. The decrease was due primarily to a reduction in legal fees incurred for the Current Year as compared to the Comparative Year; and

  Share-based payments decreased by $87,219 from $131,412 in the Comparative Year to $44,193 in the Current Year. The decrease in expense is due to both the Company issuing fewer stock options and the estimated fair value of the stock options granted being lower in the Current Year over the Comparative Year.

Year ended March 31, 2017 compared to year ended March 31, 2016

The net loss for the year ended March 31, 2017 was $356,861 compared to a net loss for the year ended March 31, 2016 of $111,593. The increase in net loss of $245,268 was primarily due to the following:

  Professional fees increased by $43,323 from $39,785 in fiscal year 2016 to $83,108 fiscal year 2017. The increase was primarily due to legal fees incurred with respect to the acquisition of the Kootenay Lithium Property, the Company’s Annual General Meeting, a potential transaction and legal advice on general matters;

  Shareholder communications increased by $9,977 from $28,879 in fiscal year 2016 to $38,856 for fiscal year 2017. The increase was primarily due to costs associated with the Company’s name change, creation of a new website, news releases, and the Company’s annual general meeting;

  Share-based compensation increased by $110,406 from $21,006 in fiscal year 2016 to $131,412 for fiscal year 2017. Albeit the Company issued less stock options in 2017, the estimated fair value of the stock options granted for 2017 was higher; hence, resulting in a higher expense; and

  Gain on settle of debt decreased from $129,121 in fiscal year 2016 to $nil for fiscal year 2017. The Company did not settle debts with shares during the 2017 fiscal year.

The increases noted above were offset by decreases in other operating expense line items which were consistent with the Company’s activities and continued efforts to scale back and reduce overhead costs given the current and prolonged unfavorable market conditions to raise capital. Notable decreases were realized on the following expense items:

  Finance fees were $Nil for the 2017 fiscal year, a decrease of $25,000 from $25,000 in the 2016 fiscal year;

  General administrative decreased by $11,354 from $43,445 in the 2016 fiscal year to $32,091 for the 2017 fiscal year; and

  Salaries, fees and benefits decreased by $27,754 to $57,427 for the 2017 fiscal year from $85,181 in fiscal year 2016.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and option to joint venture agreements for each of the Company’s properties.

B.	Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2018

The Company’s major source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares during each of the last several years, pursuant to private placement financings and the exercise of warrants and options.

There is no assurance that the Company will be continue to be successful with any financing ventures. Please refer to Item 3 – Key Information – section D - Risk Factors in this document.

At March 31, 2018, the Company had working capital of $136,728, defined as current assets less current liabilities, compared with a working capital deficit of $31,069 at March 31, 2017.

First Energy began the year ended March 31, 2018, with $36,026 in cash. During the year ended March 31, 2018, the Company expended $46,195 on operating activities, net of working capital changes, expended $3,000 on investing activities and generated $389,544 from financing activities which was attributable to $465,981 as net proceeds from a private placement and $76,437 in loan borrowing, net of loan borrowings repayments, to end at March 31, 2018 with $376,375 in cash.

The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

Operations for the year ended March 31, 2018, have been funded primarily from loans and share subscriptions made by insiders, officers and directors and through the issuance of equity.

Capital Resources

As discussed above, at March 31, 2018, the Company’s working capital was $136,728 compared to a working capital deficit of $31,069 at March 31, 2017. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company does not have sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing. The Company will select whichever funding options are available and are in the best interest of the shareholders.

On February 1, 2018, the Company completed a share consolidation of its share capital on the basis of five (5) existing common shares for one (1) new common share consolidation. All common shares, per common share amounts, stock options and share purchase warrants in these financial statements have been retroactively restated to reflect the Share Consolidation.

The Company had 12,236,638 common shares issued and outstanding as at March 31, 2018 (March 31, 2017 -8,903,308).

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Fiscal 2018 and subsequent to July 30, 2018

On February 22, 2018, the Company completed a non-brokered private placement for gross proceeds of $500,000 by way issuing 2,666,665 common shares at a price of $0.15 per common share for gross proceeds of $400,000 and issuing an additional 666,665 flow-through shares at a price of $0.15 for gross proceeds $100,000. The Company paid finder’s fees of $11,175 and incurred additional cash share issue costs $22,844.

On May 7, 2018, the Company issued 140,000 common shares pursuant to the exercise of options at $0.25 per share for total proceeds of $35,000.

On May 30, 2018, the Company issued 75,000 common shares pursuant to Russel Graphite Property option agreement and issued 100,000 common shares pursuant to Phyllis Cobalt Property option.

Fiscal 2017

On January 24, 2017, the Company closed the first and final tranche of its non-brokered private placement with the issuance of 1,189,142 units at a price of $0.35 per unit for gross proceeds of $416,200. Each unit is comprised of one common share of the Company and one non-transferable common share purchase warrant exercisable to purchase one additional common share of the Company at a price of $0.40 for a period of two years expiring January 24, 2019.

On January 4, 2017, the Company issued 20,000 common shares as part of a debt settlement agreement with the Company’s former CFO.

On October 28, 2016, the Company issued 1,200,000 common shares at a value of $0.40 per share pursuant to the Kootenay Agreement as well as issuing finder’s fee totaling 84,000 common shares in regards to the transaction, which amount has also been capitalized as an acquisition cost.

During the year end March 31, 2017, the Company issued 14,000 common shares pursuant the exercise of options at an exercise price of $0.35 per common share for total proceeds of $4,900.

Fiscal 2016

In June 2015, the Company closed the first and final tranche of a non-brokered private placement (“Private Placement”) of units “(“Units”) of the Company at a price of $0.05 per Unit by issuing an aggregate of 1,000,000 Units for gross proceeds of $250,000. Each Unit is comprised of one common share of the Company and one common share purchase warrant (“Warrant”), each Warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.10 for a term of 24 months after the closing of the Private Placement.

In June, 2015 the Company issued 229,500 shares at a deemed price of $0.25 in partial settlement of $52,500 of deferred salary payable to Ron Lang since his appointment as President in October, 2013 and settlement in full of director’s fees arrears incurred prior to his appointment as President.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Stock Options

During the year ended March 31, 2018, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 180,000 incentive stock options to directors and officers at an exercise price of $0.25 per share, expiring on July 11, 2022.

During the year ended March 31, 2017, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 250,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.55 per share, expiring on August 1, 2021.

During the year ended March 31, 2016, pursuant to the Company’s stock option plan and TSXV approval, the Company granted 290,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.35 per share, expiring on June 3, 2020.

Financing Activities

The Company estimates that it will require additional financing to carry out its exploration plans and operations through the next twelve months. This could involve joint venture, equity financing, or other forms of financing.

Going Concern

At March 31, 2018, the Company has working capital of $136,728. Management estimates that these funds will provide the Company with sufficient financial resources to carry out currently planned exploration and operations through the next twelve months. However, the Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success. These factors cast substantial doubt on the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for Fiscal 2019

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

As at July 30, 2018, there were no outstanding stock options pursuant to the Plan, and there were 1,189,142 share purchase warrants outstanding, none of which were “in-the-money”. On January 24, 2019, all of these warrants will expire.

Authorized: an unlimited number of common shares without par value.	Common shares issued and outstanding	Stock options	Warrants
Outstanding at March 31, 2018	12,236,638	140,000	1,189,142
Shares issued pursuant to option agreement	175,000	-	-
Stock options exercised	140,000	(140,000)	-
Outstanding at July 30, 2018	12,551,638	-	1,189,142

C.	Research and Development, patents and licenses

As First Energy is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend information

As a mineral resource exploration company, the Company’s activities are mainly in response to metal prices and the availability of equity financings. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals. As a mineral resource exploration company, the interest in First Energy’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metal prices that, traditionally, have been cyclical in nature.

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact other than our ability to raise additional equity capital on terms that are acceptable to the Company. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter.

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

E.	Off-statement of financial position arrangements

First Energy does not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2018:

5th and
subsequent
	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	years (1)	Total
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of First Energy’s rights to a particular property.

G.	Safe Harbour

Certain statements contained in the foregoing Operating Results and elsewhere in this Annual Report on Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of First Energy to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Risk factors that could affect our future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, no revenue from commercial operations, no assurance that any of our mineral properties possess commercially mineable bodies of ore, financial risk, shareholder dilution from additional equity financings, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for precious and base metals, the impact of changes in foreign currencies' exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for precious and base metals, and receipt of permits and approvals from governmental authorities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company as at March 31, 2018. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 30, 2018	Principal Business Activities Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	Metron Capital Corp. Barrel Energy Inc.	86,000	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary	Metron Capital Corp. Altima Resources Ltd. Curlew Lake Resources Inc. Iconic Minerals Ltd. Petrichor Energy Inc. Transamerican Energy Inc. Gainey Resources Ltd. Barrel Energy Inc.	Nil	Consultant to companies in the junior resource sector
Dr. Muzaffer Sultan (3) Director, and VP of Exploration	None	Nil	Geology consultant to companies in the junior resource sector
Paul Taggar (4)	None	33,333	Consultant to companies in the junior resource sector

(1)

Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.

(2)

Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.

(3)

Dr. Muzaffer Sultan was appointed VP Exploration and Director of the Company on March 26, 2018. Dr. Sultan brings extensive experience in mineral exploration, 3D modelling, surface and underground exploration of mineral properties. Dr. Sultan holds a Ph.D. in Geology and Masters of Science from the University of South Carolina.

(4)

Paul Taggar was appointed to the Company’s board of director on December 11, 2017 and resigned June 15, 2018 due to other business commitments. Mr. Taggar is a Chartered Professional Accountant with over 15 years of professional experience. Mr. Taggar is currently the Chief Financial Officer for a private commodities firm. Mr. Taggar is a Member of the Canadian Institute of Chartered Accountants and has a BBA from Simon Fraser University.

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

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2018;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2018;

(c)

Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2018.

The Company had six NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2018.

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

Option-Based Awards

The board of directors of the Company adopted a stock option plan, as amended (the “Plan”), effective December 8, 2018, which has been was approved by the shareholders of the Company on December 8, 2018, at the Company’s AGM on that date and submitted to the TSX Venture Exchange for approval. The number of shares in respect of which options may be granted under the plan shall not exceed 10% of the issued and outstanding common shares of the Company at the relevant grant date. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

In accordance with good corporate governance practices and as recommended by Canadian National Policy 51-201 Disclosure Standards, the Company imposes black-out periods restricting the trading of its securities by directors, officers, employees and consultants during periods surrounding the release of annual and interim financial statements and at other times when deemed necessary by management and the Board. In order to ensure that optionees are not prejudiced by the imposition of such black-out periods, the Plan includes a provision to the effect that any outstanding options with an expiry date that falls during a management imposed black-out period or within five days thereafter will be automatically extended to a date that is ten trading days following the end of the blackout period.

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

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as an incentive for performance, and as an opportunity to participate in the success of First Energy. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options are exercisable over periods of up to ten years as determined by the board of directors of First Energy and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to First Energy and its subsidiaries or employees of companies providing management services to First Energy or its subsidiaries.

At March 31, 2018, and at July 30, 2018, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 1,083,664 and 1,255,164 respectively, of the issued and outstanding common shares at the respective dates. A total of 140,000 stock options were outstanding at March 31, 2018 and Nil stock options were outstanding at July 30, 2018.

During the year ended March 31, 2018, 180,000 options were granted, and 370,000 options were forfeited or expired. Subsequent to March 31, 2018, 140,000 options were exercised.

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

Summary Compensation Table

The compensation paid to the NEOs during the year ended March 31, 2018 is as set out below:

NEO Name and Principal Position	Year (1)	Salary/Fees ($)	Share- Based Awards ($)	Option- Based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation ($(3))	Total Compen- sation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Gurminder Sangha (4) President and CEO	2018	18,000	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Jurgen Wolf (5) CFO and Corporate Secretary	2018	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Ernest Peters (6) Former President and CEO	2018	16,750	N/A	9,821	N/A	N/A	N/A	Nil	Nil
Ronald Lang (7) Former President and CEO	2018	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Dennis Cojuco (8) Former CFO and Corporate Secretary	2018	45,000	N/A	9,821	N/A	N/A	N/A	Nil	54,821
Angela Yap (9) Former CFO and Corporate Secretary	2018	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2017	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil
	2016	Nil	N/A	Nil	N/A	N/A	N/A	3,453	3,453

(1)	Financial years ended March 31.
(2)

The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, as described below, and the following assumptions: For 2018: stock price - $0.05, exercise price - $0.05, an option life of 5.0 years, a risk-free interest rate of 1.45% and a volatility of 210.50%. For 2017: stock price - $0.11, exercise price - $0.11, an option life of 5.0 years, a risk-free interest rate of 0.68% and a volatility of 179.27%. For 2016: stock price - $0.07 (post-consolidation), exercise price - $0.07, an option life of 5.0 years, a risk-free interest rate of 1.01% and a volatility of 125.64%. Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.

(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.
(6)

Ernest Peters was appointed to the Company’s board of directors and as the Company’s President and Chief Executive Officer on July 11, 2017. Mr. Peters resigned as director and President and Chief Executive Officer on March 26, 2018.

(7)	Ron Lang resigned as director and President and Chief Executive Officer on July 11, 2017.
(8)	Dennis Cojuco resigned as Chief Financial Officer on February 28, 2018.
(9)	Includes salary paid through Quorum Management and Administrative Services Inc.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended March 31, 2018, for each NEO:

	Option-based Awards				Share-based Awards
	Number of			Value of	Number of	Market or
	Securities	Option		Unexercised	Shares or	Payout Value
	Underlying	Exercise		in-the	Units of	of Share-based
Name	Unexercised	Price	Expiry Date	money	Shares that	Payments that
	Options (1)	($)		Options (1)	have not	have not
				($)	Vested	Vested
					(#)	($)
Ernie Peters (2)	60,000	0.25	June 30, 2018	900	Nil	Nil
Dennis Cojuco (3)	40,000	0.25	May 28, 2018	600	Nil	Nil
(1)

This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2017, the end of the most recently completed financial year, which was $0.05, and the exercise price of the options.

(2)

Ernest Peters was appointed to the Company’s board of directors and as the Company’s President and Chief Executive Officer on July 11, 2017. Mr. Peters resigned as director and President and Chief Executive Officer on March 26, 2018.

(3)	Dennis Cojuco resigned as Chief Financial Officer on February 28, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2018, for each NEO:

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
Name	year (1)	year	earned during the year (2)
	($)	($)	($)
Ernie Peters (3)	Nil	N/A	N/A
Dennis Cojuco (4)	Nil	N/A	N/A
(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.
(3)

Ernest Peters was appointed to the Company’s board of directors and as the Company’s President and Chief Executive Officer on July 11, 2017. Mr. Peters resigned as director and President and Chief Executive Officer on March 26, 2018.

(4)	Dennis Cojuco resigned as Chief Financial Officer on February 28, 2018.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

		Share-	Option-	Non-equity
	Fees	based	based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Paul Taggar (1)	Nil	Nil	Nil	Nil	Nil	5,000	5,000
Muzaffer Sultan	Nil	Nil	Nil	Nil	Nil	1,000	1,000
Richard Haines (2)	Nil	Nil	9,821	Nil	Nil	Nil	9,821
Warren Mirko (3)	Nil	Nil	14,731	Nil	Nil	6,120	20,851
(1)	Mr. Taggar resigned as a director on June 15, 2018
(2)	Mr. Haines resigned as director on December 11, 2017.
(3)	Mr. Mirko resigned as director on December 22, 2017.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended March 31, 2018 each director, excluding one director whose awards are already provided in the disclosure for NEOs for the Company:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the- money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (2) (#)	Market or Payout Value of Share- based Awards that have not Vested (2) ($)
Warren Mirko (3)	40,000	0.25	May 2, 2018	600	Nil	Nil
Ernie Peters (4)	60,000	0.25	June 30, 2018	900	Nil	Nil
(1)

This amount is calculated based on the difference between the market value of the shares underlying the options at March 31, 2018 the end of the most recently completed financial year, which was $0.265, and the exercise price of the options.

(2)	The Company does not have incentive plan awards in place other than option-based awards.

(3)	Mr. Mirko resigned as director on December 22, 2017.
(4)	Mr. Peters resigned as director and President and Chief Executive Officer on March 26, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2018, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year (1)(2)(3) ($)	Share-based Awards – Value Vested During the Year (3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Warren Mirko (4)	Nil	N/A	N/A
Paul Taggar (5)	Nil	N/A	N/A
Muzaffer Sultan	Nil	N/A	N/A
Richard Haines (6)	Nil	N/A	N/A
(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.
(4)	Mr. Mirko resigned as director on December 22, 2017.
(5)	Mr. Taggar resigned as a director on June 15, 2018
(6)	Mr. Haines resigned as director on December 11, 2017.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	1,329,142	$0.38	1,083,664
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	1,329,142	$0.38	1,083,664
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2018.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.	Board Practices

The Company has four directors as of July 30, 2018, namely: Gurminder Sangha, Jurgen Wolf, Muzaffer Sultan and Laurie Stevenson. Mr. Sangha, Mr. Wolf, Dr. Sultan and Mr. Stevenson were appointed on December 22, 2017, February 22, 2018, March 26, 2018 and June 26, 2018, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

An “independent” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “independent” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. The Board currently consists of four directors, two of whom are independent based upon the tests for independence set forth in Canadian National Instrument 52-110. Mr. Sangha is not independent as he is the President and CEO of the Company, Mr. Wolf is not independent as he is the CFO of the Company. The Company is currently seeking to add an additional independent director.

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

Audit Committee

As of July 30, 2018, Gurminder Sangha, Muzaffer Sultan and Laurie Stevenson are the members of the Company’s audit committee and with Mr. Stevenson acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Gurminder Sangha, Muzaffer Sultan and Laurie Stevenson. The committee was formed to make recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board, and senior executives and making recommendations as to their compensation.

D.	Employees

At March 31, 2018, the Company did not have any employees.

E.	Share Ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at March 31, 2018, all stock options held by the directors and members of senior management of the Company, including the number of common shares issuable upon the valid exercise of the options, the exercise price and expiration date of the options.

The following table sets forth, as of July 30, 2018, the number of First Energy’s common shares beneficially owned by the directors and members of senior management of First Energy, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at July 30, 2018

Name of Shareholder	Number of Shares held, directly and indirectly, at July 30, 2018*	% of Issued and Outstanding Shares at July 30, 2018 *
Gurminder Sangha	86,000	0.69%
Jurgen Wolf	Nil	Nil
Laurie Stevenson	Nil	Nil
Muzaffer Sultan	Nil	Nil

*Based on 12,551,638 common shares issued and outstanding, and no warrants and stock options held by officer and directors as at July 30, 2018.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a publicly traded corporation, incorporated in the province of British Columbia, the registered shareholders of which include residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.

To the knowledge of the directors and executive officers of the Company as at July 30, 2018, there are no holders of 5% or more of the common shares of First Energy.

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and First Energy does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, First Energy is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 30, 2018, the Company had authorized an unlimited number of common shares without par value of which 12,551,638 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.	Related Party Transactions

During the years ended March 31, 2018, 2017, 2016, the Company:

a)	paid $80,750 (2017 - $50,000; 2016 - $70,182) to director and officers of the Company pursuant to contract for consulting fees by the Company’s former CFO and corporate secretary;

b)	paid or accrued office rent of $Nil (2017 - $18,000; 2016 - $24,000) to a private company controlled by the Company’s former president and CEO.

c)	paid fees to independent directors of $11,120 (2017 - $Nil; 2016 - $Nil).

As at March 31, 2018, an amount of $42,071 for fees and/or expenses owed to directors and officers are included in amounts due to related parties (March 31, 2017 - $56,629; March 31, 2016 - $228,431). These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2018 fiscal year which have materially affected or will materially affect First Energy in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to First Energy as First Energy could have obtained from unaffiliated parties.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2018 and 2017 as well as the audit report from the Company’s former auditors’ report for the fiscal year ended March 31, 2016.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to the Company’s knowledge no material legal or arbitration proceedings involving the Company is threatened.

Dividend Policy

First Energy has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of First Energy are being retained for working capital and exploration of its projects.

B.	Significant Changes

There are no significant changes have occurred since the date of First Energy’s most recent audited financial statements, March 31, 2018, other than disclosed in this Annual Report on Form 20-F, items represented in Note 15 to the financial statements, and property update activities as reported in Note 5 to the financial statements for the year ended March 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

First Energy’s common shares trade on the TSX.V under the trading symbol “FE” and CUSIP # 32016U

Trading Markets

The tables below list the high and low prices for common shares of the Company on the TSX Venture Exchange for the five most recent full financial:

TSX Venture Exchange: FE (formerly AGV) – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2018	0.35	0.15
March 2017	0.70	0.15
March 2016	0.20	0.10
March 2015	0.20	0.05
March 2014	0.45	0.03

The following table lists the volume of trading and high, low and maximum closing sales prices on the TSX.V for shares of First Energy’s common stock for the last eight fiscal quarters and for the most recent six months.

TSX Venture Exchange: FE (formerly AGV) – Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2019
First Quarter	0.43	0.23

Fiscal 2018
Fourth Quarter	0.31	0.17
Third Quarter	0.25	0.15
Second Quarter	0.28	0.20
First Quarter	0.35	0.20

Fiscal 2017
Fourth Quarter	0.40	0.25
Third Quarter	0.50	0.30
Second Quarter	0.70	0.35
First Quarter	0.45	0.15

Month ended
June 30, 2018	0.41	0.35
May 31, 2018	0.43	0.35
April 30, 2018	0.41	0.23
March 31, 2018	0.31	0.22
February 28, 2018	0.27	0.17
January 31, 2018	0.28	0.20

The Company’s common stock is issued in registered form.

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.	Markets

First Energy shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
TSX Venture Exchange	FE
Frankfurt Stock Exchange	A2JC89
OTC Bulletin Board	ASKDF

D.	Selling Shareholders

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

E.	Dilution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

F.	Expenses of the Issue

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

This Form 20-F is being filed as an annual report under the Securities Exchange Act 1934, and as such, there is no requirement to provide any information under this item.

B.	Memorandum and articles of association

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

The Articles specify the number of directors shall be the number of directors fixed by shareholders annually, or the number that are actually elected at a general shareholders meeting. Shareholders at the annual shareholders’ meeting determine the number of directors annually and all directors are elected at that time. Under the Articles the directors are entitled between successive AGMs to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders’ meeting. Directors automatically retire at the commencement of each annual meeting but may be reelected thereat.

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

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 12,551,638 are outstanding as of July 30, 2018. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

No Limitation on Foreign Ownership

There are no limitations under the Company’s Articles or in the BCA on persons who are not citizens of Canada holding or exercising their voting rights as holders of common shares. (See also “Exchange Controls”)

Dividends

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

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of the Company but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The Articles provide that the Company will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting. Under British Columbia securities legislation and policies, the Company is required to conduct advanced searches to facilitate delivery of meeting materials and proxy to beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year, unusual matters or related party transactions. The Company must hold determination general meeting of shareholders within 15 months of the previous annual shareholders’ meeting. A quorum for a shareholders’ meeting is one shareholder present in person or by proxy.

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

First Energy is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in “E. Taxation” below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

All prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing the common shares of the Company.

Canadian Federal Income Tax Consequences for United States Residents

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in First Energy Minerals Ltd. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances. The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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

Disposition

Under the Canadian Tax Act, a taxpayer’s capital gain or capital loss from a disposition of a share of our common stock is the amount, if any, by which his or her proceeds of disposition exceed (or are exceeded by, respectively) the aggregate of his or her adjusted cost base of the share and reasonable expenses of disposition. The capital gain or loss must be computed in Canadian currency using a weighted average adjusted cost base for identical properties. The capital gains net of losses included in income are as follows: for gains net of losses realized after October 17, 2000, as to 50%. There are special transitional rules to apply capital losses against capital gains that arose in different periods. The amount by which a shareholder’s capital loss exceeds the capital gain in a year may be deducted from a capital gain realized by the shareholder in the three previous years or any subsequent year, subject to certain restrictions in the case of a corporate shareholder. Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of “taxable Canadian property.” Shares of our common stock will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25% or more of the issued shares of any class or series in our capital stock belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder and persons with whom the shareholder did not deal at arm’s length and in certain other circumstances.

The Convention relieves U.S. residents from liability for Canadian tax on capital gains derived on a disposition of shares unless: (a) the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production;

(b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he or she ceased to be resident in Canada; or

(c) the shares formed part of the business property of a “permanent establishment” that the holder has or had in Canada within the 12 months preceding the disposition.

United States Tax Consequences

United States Federal Income Tax Consequences

Certain United States Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation –Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances. The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

US Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a) (30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distributions on Our Common Shares

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions (See more detailed discussion at “Foreign Tax Credit” below). Dividends received from us by a non-corporate U.S. Holder during taxable years beginning before January 1, 2011, generally, will be taxed at a maximum rate of 15% provided that such U.S. Holder has held to shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and that certain other conditions are met (“qualified dividend income”). For this purpose, dividends will include any distribution paid by us with respect to our common shares but only to the extent such distribution is not in excess of our current and accumulated earnings and profits, as determined under U.S. Federal income tax principles.

To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. For this purpose, “qualified dividend income” generally includes dividends paid on stock in U.S. corporations as well as dividends paid on stock in certain non-U.S. corporations if, among other things, (i) the shares of the non-U.S. corporation (including ADRs backed by such shares) are readily tradable on an established securities market in the U.S., or (ii) the non-U.S. corporation is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the U.S. which contains an exchange of information program. We currently anticipate that if we were to pay any dividends with respect to our shares, they should constitute “qualified dividend income” for U.S. federal income tax purposes and that U.S. Holders who are individuals should be entitled to the reduced rates of tax, as applicable.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on our common shares will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from us (unless we qualify as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of our voting power and value, or to a 85% deduction if the U.S. Holder owns shares representing at least 20% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion. Under current Treasury Regulations, dividends paid on our common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, for dividends and the proceeds from a sale of our common shares paid in the U.S. through a U.S. or a U.S. related paying agent (including a broker) a U.S. Holder will be subject to U.S. information reporting requirements and may also be subject to the 28% (tax years beginning in 2006 and 2007) U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s U.S. income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income. For tax years beginning after December 31, 2006, the foreign tax credit is limited separately with respect to passive category income and general category income. Dividends distributed by us will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income,” which for tax years beginning after December 31, 2006, is in certain cases treated as general category income. Additionally, the rules regarding U.S. foreign tax credits include limitations that apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above. For tax years beginning after December 31, 2004, U.S. Holders can reduce their alternative minimum tax (“AMT”) liability by an AMT foreign tax credit without the limitation. Under the pre-2006 Act Law, the AMT foreign tax credit was limited to 90% of AMT. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Our Common Shares

In general, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash and the fair market value of any property received, and (ii) the shareholder’s tax basis in our common shares. Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. In general, gain or loss on the sale of our common shares will be long-term capital gain or loss if our common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years preceding the loss year and carried forward five years following the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the U.S. federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

The Foreign Personnel Holding Company (“FPHC”) rules have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year ends with or within the FPHC’s tax year. Prior to repeal, if at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares was owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who were citizens or residents of the U.S. and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from certain interest and dividends), we may have been a FPHC. In that event, U.S. Holders that hold common shares would have been required to include in gross income as a dividend for such year their allocable portions of such passive income to the extent we did not actually distribute such income. Each U.S. Holder should consult his own tax advisor about this change of law.

Foreign Investment Company

The rule relating to foreign investment companies have been repealed for tax years of foreign corporations beginning after December 31, 2004, and tax years of U.S. Holders whose tax year end with or within the corporation’s tax year. Prior to repeal, if 50% or more of the combined voting power or total value of our outstanding shares was held, directly or indirectly, by citizens or residents of the U.S., U.S. domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), and we were found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interests therein, it is possible that we were a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Each U.S. Holder should consult his own tax advisor about this change of law.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1296 of the Code, depending upon the percentage of the Company’s assets that are held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. Shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1296 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value or, if the Company is a controlled foreign corporation or makes an election, by adjusted tax basis, of its assets that produce or are held for the production of “passive income”, is 50% or more.

A U.S. shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to U.S. Federal income taxation under one of two alternative tax regimes at the election of each such U.S. shareholder. The following is a discussion of such two alternative tax regimes applied to such U.S. shareholders of the Company.

A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”), as defined in the Code (an “Electing U.S. Shareholder”), will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro-rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Shareholder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Shareholder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Shareholder to (i) generally treat any gain realized on the disposition of his Common Shares (or deemed to be realized on the pledge of his Common Shares) as capital, (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge on the deferred taxes. If the Electing U.S. Shareholder is not a corporation, such an interest charge would be treated generally as “personal interest” that can be deducted only when it is paid or accrued and is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

The procedures a U.S. Shareholder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Shareholder’s holding period in which the Company is a PFIC. If the U.S. Shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the U.S. Shareholder may make the QEF election by simply filing the appropriate documentation at the time the U.S. Shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year during such shareholder’s holding period, then in addition to filing documents, the U.S. Shareholder must elect to recognize (i) (under the rules of Section 1291 discussed below), any gain that he would otherwise recognize if the U.S. Shareholder sold his stock on the application date or (ii) if the Company is a controlled foreign corporation, and such shareholder so elects, his/her allocable portion of the Company’s post-1986 earnings and profits.

When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. U.S. Shareholders should seriously consider making a new QEF election under those circumstances.

If a U.S. Shareholder does not make a timely QEF election in the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-resident U.S. shareholder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on disposition (or deemed to be realized by reason by of a pledge) of his/her common shares and (ii) certain “excess contributions”, as specially defined, by the Company.

Non-electing U.S. shareholders generally would be required to pro-rata all gains realized on the disposition of his/her common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the Company during such U.S. Shareholder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such tax liability had been due with respect to each such prior year. A Non-electing U.S. Shareholder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Shareholder holds common shares, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer, by definition, a PFIC. A Non-electing U.S. Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Shareholders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

Certain special, generally adverse, rules will apply with respect to the common shares while the Company is a PFIC whether or not it is treated as a QEF. For example, under Section 1297(b)(6) of the Code, a U.S. shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative ruling and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance any of these proposed regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of our common shares is owned, actually or constructively, by citizens or residents of the United States, U.S. domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by Code Section 7701(a)(31)), each of which owns, actually or constructively, 10% or more of our total combined voting power of all classes of shares entitled to vote (“U.S. Shareholder”), we would be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code. This classification could affect many complex results, one of which is the inclusion by the U.S. shareholders of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes U.S. Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such U.S. Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the CFC by a U.S. Holder which is or was a U.S. Shareholder at any time during the five year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of the CFC attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to U.S. Shareholders of the CFC. This rule generally is effective for taxable years of U.S. Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of U.S. Shareholders. Special rules apply to U.S. Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. We do not believe that we currently qualify as a CFC. However, there can be no assurance that we will not be considered a CFC for the current or any future taxable year.

F.	Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

G.	Statement by Experts

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

H.	Documents on Display

Exhibits attached to this Form 20-F are available for viewing at the head office of the Company, Suite 1206 – 588 Broughton Street, Vancouver, British Columbia V6G 3E3 during normal business hours. Copies of First Energy’s financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing at www.sedar.com.

I.	Subsidiary Information

This information is not required for reports filed in the United States.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

First Energy is a “small business issuer”, and as such, does not need to provide the information required by Item 11.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended March 31, 2018, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The management of First Energy is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; • provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and • provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2018. In making this assessment, they used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2018, the Company's internal control over financial reporting was and is effective, based on those criteria.

The SEC has defined a material weakness as a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis

Attestation Report of registered public accounting firm

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2018, that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 15T	CONTROLS AND PROCEDURES

Not applicable

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Laurie Stevenson, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2018, and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2018 (3)	2017
Audit fees	$7,500	$ 9,500
Audit-related fee (1)	1,000	1,500
Tax fees	Nil	Nil
All other fees (2)	-	-
Total fees	$8,500	$11,000
(1)

“Audit-Related Fee” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.

(2)	Canadian Public Accounting Board Fees.
(3)	Estimated audit fees for the year ended March 31, 2018

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

During the year ended March 31, 2018, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by the issuer and affiliated purchasers.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable

PART III

ITEM 17.	FINANCIAL STATEMENTS

First Energy is furnishing financial statements under Item 18.

ITEM 18	FINANCIAL STATEMENTS

The Company’s financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB.

The financial statements and notes thereto as required under Item 18 are attached as Exhibit F-1 to this Annual Report and are incorporated by reference herein. The auditor’s report of DeVisser Gray LLP, Chartered Professional Accountants, is included therein immediately preceding the financial statements and is also incorporated by reference herein.

This annual report on Form 20-F includes the following financial statements of First Energy:

a)

Auditors’ Report on the Statements of Financial Position as at March 31, 2018 and 2017 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2018, 2017 and 2016;

b)	Statements of Financial Position as at March 31, 2018 and 2017;

c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2018, 2017 and 2016;

d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2018, 2017 and 2016;

e)	Statements of Cash Flows for years ended March 31, 2018, 2017 and 2016; and

f)	Notes to Financial Statements for the years ended March 31, 2018, March 31, 2017, and March 31, 2016.

ITEM 19.	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit
Number	Description
F-1	Financial Statements for the Years Ended March 31, 2018, 2017 and 2016, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants for the years ended March 31, 2018 and 2017 and from Morgan & Company LLP for the year ended March 31, 2016.
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	2017 Stock Option Plan (10% Rolling), as approved by shareholders on December 8, 2017
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

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

Bedrock - Solid rock exposed at the surface of the earth or overlain by surficial deposits.

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

FIRST ENERGY METALS LIMITED

Per:

/s/ Gurminder Sangha

Gurminder Sangha, President

DATED: July 30, 2018