Form 20-F
period 2019-03-31
First Energy Metals Ltd
filed 2019-07-31
CIK 1066130

OMB:3235-0288
Expires: July 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2019

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-29870

FIRST ENERGY METALS LIMITED
(Exact name of Registrant as specified in its charter)

BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization)

#1206– 588 Broughton Street Vancouver, British Columbia, Canada, V6G 3E3
(Address of principal executive offices)

Gurminder Sangha, President, CEO, and Director, (604) 375-6005, Suite 1206-588 Broughton Street, Vancouver, British Columbia, Canada, V6G 3E3
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None Title of Each Class	Not applicable Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of First Energy’s only class of issued capital stock as at March 31, 2019:

17,631,003 Common Shares Without Par Value

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

N/A Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [ X ]	Emerging growth company [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X ]	Other [ ]

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

N/A Yes [   ] No [   ]

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

A. Selected Financial Data

The selected financial data of First Energy Metals Limited. (“First Energy” or the “Company” and formerly Agave Silver Corp.) for the years ended March 31, 2019, 2018 and 2017 was derived from the Company’s financial statements as audited by DeVisser Gray LLP, Chartered Professional Accountants, for the years ended March 31, 2019, March 31, 2018 and March 31, 2017, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected financial information with respect to the Company for the periods indicated and is extracted from the more detailed financial statements included herein. The following constitutes selected financial data for the Company for the last five fiscal years ended March 31, 2019, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2019, 2018, 2017, 2016 and 2015. The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the financial statements included in Item 18.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)			As at March 31,
Statement of Financial Position Data	2019	2018	2017	2016	2015
Total assets according to financial statements	$327	$413	$602	$48	$94
Total liabilities	120	255	92	252	381
Share capital	35,713	35,189	34,723	33,974	33,755
Warrant reserve, share-based payment reserve, share subscriptions (Restated)	683	491	447	126	1,407
Deficit (IFRS) (Restated)	(36,189)	(35,522)	(34,660)	(34,303)	(35,448)

(Cdn$)			As at March 31,
Period End Balances (as at)	2019	2018	2017	2016	2015
Working capital (deficiency)	$107	$137	$(31)	$(237)	$(355)
Mineral property interests	83	-	514	-	-
Shareholders’ equity	201	158	510	(204)	(286)
Number of outstanding shares	17,631,003	12,236,638	8,903,308	6,396,166	5,166,666

No cash or other dividends have been declared.

(Cdn$)			As at March 31
Statement of Operations Data	2019	2018	2017	2016	2015
Investment and other income	$-	$-	$-	$(129)	$-
General and administrative expenses (including Share-based payments)	521	307	350	243	405
Exploration costs (recoveries)	152	41	7	(2)	1
Net loss (income) from discontinued operations	-	-	-	-	(408)
Write-down of mineral property interests	-	514	-	-	-
Future income tax recovery	-	-	-	-	-
Net income (loss) according to financial statements (IFRS)	(673)	(862)	(357)	(112)	2

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

The tables below include the quarterly results for the years ended March 31, 2019 and 2018.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	Year Ended March 31, 2019
Statement of Operations Data		Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$	- $	- $	- $	-	$-
General and administrative expenses		206	69	77	170	522
Share-based payments		-	-	-	-	-
Write-down of mineral property interests		-	-	-	-	-
Exploration costs		74	-	2	75	151
Loss (gain) on sale of discontinued operations		-	-	-	-	-
Net loss (income) according to financial statements		280	69	79	245	673
Net loss from continuing operations per common share		0.02	0.00	0.01	0.05	0.05

(Cdn$)		Year Ended March 31, 2018
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4		Total
Investment and other income	$-	$-	$-	$-	$
General and administrative expenses	32	54	32	145		263
Share-based payments	-	44	-	-		44
Write-down of mineral property interests	-	-	-	514		514
Exploration costs	1	7	-	33		41
Loss (gain) on sale of discontinued operations	-	-	-	-		-
Net loss (income) according to financial statements	33	105	32	692		862
Net loss from continuing operations per common share	0.00	0.02	0.00	0.07		0.09

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

Financial Risk Factors

First Energy has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition, all of the Company’s projects have a financial statement value of zero. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2019, is $36,195,065), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2019, the Company had working capital of $107,333, compared to a working capital of $136,728 at March 31, 2018. Working capital is defined as current assets less current liabilities.

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

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2020. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable. If the Company fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

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

The Company’s common shares are listed on the Canadian Securities Exchange (“CSE” or the “Exchange”) under the symbol “FE”. Prior to March 1, 2019, the Company’s common shares were trading on the TSX Venture Exchange (“TSX-V”) under the symbol “FE” and prior to December 20, 2016 under the symbol “AGV”. The Company was quoted on the Over the Counter Bulletin Board in the United States under the symbol “CRMXF”, until July 26, 2012 at which time the Company’s shares began being exclusively quoted on the OTCQB, (also under the symbol “CRMXF”), an electronic trading platform operated by the OTC Markets Group Inc. On October 3, 2013 the symbol was changed to “ASKDF” and effective May 1, 2014 the Company was listed on OTC “Pink”. The Company’s common shares are also quoted on the Frankfurt market under the symbol “A2JC89”.

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

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed years, the Company has been principally attempting to locate deposits of precious metals in the Provinces of British Columbia, Ontario and Quebec, Canada and Nevada, USA.

Canada

Ontario

Phyllis Cobalt Property

On January 29, 2018, the Company entered into an option agreement to acquire a 100% interest in certain mineral claims (the “Phyllis Property”) covering 1,750 hectares located in the Kenora Mining District in northwestern Ontario, Canada.

On January 29, 2019, and again on March 15, 2019, the Company entered into an amended option agreement (the “Phyllis Amendment Agreement”) which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the Phyllis Cobalt Agreement, as noted below.

Under the terms of the Phyllis Amendment Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by completing the following option payments, common share issuances and exploration expenditures:

			Minimum	Cumulative
Due Dates	Option payments	Issuance of First Energy	exploration	exploration
	($)	common shares	expenditures	expenditure
			($)	($)
On signing (paid and issued)	20,000	100,000	Nil	Nil
September 30, 2019	-	-	75,000	75,000
January 31, 2020	35,000	150,000	25,000	100,000
March 15, 2020	35,000	150,000	-	100,000
January 31, 2021	50,000	-	-	100,000
March 1, 2021	-	200,000	25,000	125,000

Under the Phyllis Amendment Agreement, the Phyllis Property is subject to a 3% Net Smelter Return (“NSR”) royalty upon commencement of commercial production. The Company will have the option to reduce the NSR to 2.0% by paying $1,000,000.

During the year ended March 31, 2019, the Company issued 100,000 common shares and made the $20,000 option payment due on signing.

Quebec

Russel Graphite Property

On May 3, 2018, the Company entered into an option agreement to acquire a 100% interest in the Russel Graphite Property which is comprised of 30 mineral tenures covering a contiguous block of 1,798 hectares of land located in the Gatineau area of Quebec, Canada.

On January 28, 2019, and again on March 15, 2019, the Company entered into an amended option agreement (the “Russel Amendment Agreement”) which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the Russel Option Agreement as noted below.

Under the terms of the Russel Amended Agreement, the Company has the right to acquire a 100% interest in Russel Graphite Property by completing the following option payment, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
September 1, 2019 (issued)	7,500	75,000	Nil	Nil
December 31, 2019	30,000	225,000	150,000	150,000

As at March 31, 2019, the Company had issued 75,000 common shares due on September 1, 2019.

British Columbia The Kaslo Property

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

The Kootenay Lithium Project

On October 7, 2016, the Company entered into an agreement to purchase (the “Kootenay Agreement”) a 100% interest in certain mineral claims (the “Kootenay Property”) covering 4,050 hectares located in the Revelstoke and Nelson Mining Divisions of southeastern British Columbia, Canada.

Under the terms of the Kootenay Agreement, the Company has purchased a 100% interest in the Kootenay Property by issuing 1,200,000 common shares at a value of $0.40 per share. The Kootenay Property is subject to a 2.0% NSR royalty and a 24% Gross Overriding Royalty (“GOR”) on gemstones produced from the Kootenay Property. The Company will have the option to reduce the NSR to 1.0% by paying $2,500,000 and to purchase one half (50%) of the GOR for $2,000,000.

A vendor of certain claims within the Kootenay Property also reserves the exclusive right (the “Back In Right”) to produce gemstones for its own account from those claims as mutually agreed upon, in return for a 24% GOR payable to the Company. The Company will have the option to purchase 100% of the Back In Right for $1,000,000.

The Company also issued finder’s fee totaling 84,000 common shares in connection with the transaction. This amount has also been capitalized as an acquisition cost.

During the year ended March 31, 2018, the Company wrote down the carrying value of Kootenay Lithium Property to $Nil as the Company does not plan to complete further exploration on the property. As such, the Company let lapse the mineral property’s claims by not paying the related annual mineral claim maintenance fees.

Under the Kootenay Agreement, the Company is required to keep the Kootenay Property claims in good standing. As the Company had allowed certain claims to lapse, it is in default of the Kootenay Agreement. The Company has since filed certain annual maintenance fees related to the Kootenay Property claims and intends to restore the remainder of the claims to good standing.

USA

Nevada,

Highway 95 Property

On June 20, 2018, the Company entered into an option agreement (the “Highway 95 Agreement”) to acquire a 100% interest in the Highway 95 Property by making certain option payments of cash and shares. The property is comprised of 2,400 acres located in Nye County Nevada, USA.

On November 9, 2018 the Company and the optionor mutually agreed to terminate the Highway 95 Agreement, with no option payments having been issued or owing.

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

Not Applicable.

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

Exploration Projects - British Columbia, Ontario and Quebec Properties

The Company has three early-stage exploration properties located in Canada. The Kaslo Property and Kootenay Lithium Project are located in British Columbia, the Phyllis Property is located in Ontario and the Russel Graphite Property is located in Quebec.

(1) Phyllis Cobalt Property, Ontario Description

Located in the Kenora Mining District of Ontario, the property consists of 112 mineral claim units totalling 1,750 hectares in Grummett and Cathcart townships. The property has year-round access 192km northwest of Thunder Bay, ON via Hwy 17 and 9km south on a gravel forestry road.

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

Assay results from recent drill program in March 2019 for two drill holes had the following results: Drill hole PC-19-02 intersected 12.1m with 0.10% Cobalt (Co), 0.79% Copper (Cu), and 0.08% Nickel (Ni); and the second drill hole PC-19-01 intersected 4.4m with 0.09% Co, 0.54% Cu, 0.16% Ni.

(2) Russel Graphite, Quebec

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

Recent exploration work completed in June 2018, included 8 grab mineralized rock samples indicating graphite in the range of 2.73% Cg to 26.90% Cg, with an average 10.96% Cg.

(3) Kaslo Property, British Columbia Introduction

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

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	Nuevo Milenio	Kaslo Silver Property, British Columbia	Kootenay Lithium, British Columbia	Phyllis Cobalt, Ontario	General Exploration	Total
2019	$ Nil	$ Nil	$ 5,038	$ 119,813	$ 5,995	$ 151,846
2018	Nil	260	868	32,929	6,910	40,967
2017	Nil	260	6,892	Nil	Nil	7,152
2016	Nil	(1,890)	Nil	Nil	Nil	(1,890)
2015	275,778	1,465	Nil	Nil	Nil	277,243

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

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at March 31, 2019.

A. Operating Results

Year ended March 31, 2019 compared to year ended March 31, 2018

The net loss for the year ended March 31, 2019 (the “Current Year”) was $673,097 compared to a net loss for the year ended March 31, 2018 (the “Comparative Year”) of $862,352. The decrease in net loss of $189,255 was primarily due to the following:

  The Company had a $513,600 exploration and evaluation write-down of its Kootenay Lithium Property in the Comparative Year, while the Current Year had $Nil write-downs occurring;

  Share-based compensation was $Nil for the Current Year while the Comparative Year had share-based compensation expense of $44,193. The decrease in expense is due to the Company not issuing stock options in the Current Year;

  Salaries, fees and benefits decreased by $40,136 to $39,614 in the Current Year from $79,750 in the Comparative Year. The decrease is due primarily to a decrease in salaries being paid to the CEO and CFO;

  General administrative decreased by $12,196 from $26,601 in the Comparative Year to $14,405 in the Current Year.

The decreases in net loss noted above were offset by increases in other operating expenses which were consistent with the Company’s activities. Notable increases were realized on the following expense items:

  Consulting fees increased by $181,2609 from $57,570 in the Comparative Year to $239,839 in the Current Year. The increase was primarily due to consulting fees incurred with respect to corporate development and potential transactions and acquisitions;

  Exploration and evaluations expenditures increased by $110,879 from $40,967 in the Comparative Year to $151,846 in the Current Year. The increase was primarily due to $119,813 of exploration expenditures incurred as part of the Phyllis Cobalt property exploration program; and

  Shareholder communications increased by $117,644 from $47,734 in the Comparative Year to $165,378 in the Current Year. The increase was primarily due to costs associated with moving to the Canadian Securities Exchange, the increase of the Company’s online and digital media presence the updating the Company’s website as well as exploring other shareholder communication initiatives.

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

B. Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2019

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

At March 31, 2019, the Company had working capital of $107,333 defined as current assets less current liabilities, compared with a working capital of $136,728 at March 31, 2018.

First Energy began the year ended March 31, 2019, with $376,375 in cash. During the year ended March 31, 2019, the Company expended $726,601 on operating activities, net of working capital changes, had net expenditures of $10,000 on investing activities, after recovery of a $10,000 reclamation bond, and generated $577,061 from financing activities which was attributable to $628,752 as net proceeds from share issuances, $24,950 share subscriptions received in advance and less $76,641 in loan repayments, to end at March 31, 2019 with $216,835 in cash.

The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

Operations for the year ended March 31, 2019, have been funded primarily from loans and share subscriptions made by insiders, officers and directors and through the issuance of equity.

Capital Resources

As discussed above, at March 31, 2019, the Company’s working capital was $107,333 compared to a working capital deficit of $136,728 at March 31, 2018. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company does not have sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing. The Company will select whichever funding options are available and are in the best interest of the shareholders.

The Company had 17,631,003 common shares issued and outstanding as at March 31, 2019 (March 31, 2018 –12,236,638).

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Fiscal 2019 and subsequent to July 30, 2019

On May 7, 2018, the Company issued 140,000 common shares pursuant to the exercise of stock options for total proceeds of $35,000.

On May 30, 2018, the Company issued 100,000 common shares valued at $36,000 pursuant to the Phyllis Agreement towards acquiring a 100% interest the Phyllis Cobalt Property.

On May 30, 2018, the Company issued 75,000 common shares valued at $27,000 pursuant to the Russel Agreement towards acquiring a 100% interest the Russel Graphite Property.

On October 22, 2018, the Company completed a non-brokered private placement, consisting of 3,555,556 non flow-through units (“NFT Units”) and 333,333 flow-through shares (“FT Share”) for gross proceeds of $350,000. Each

NFT Unit consists of one non flow-through common share and one transferable non flow-through common share purchase warrant ("Warrant") at a price of $0.09 per NFT Unit. Each Warrant entitles the holder to purchase an additional non flow-through common share of the Company at a price of $0.12 until October 22, 2020. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.29%, volatility factor of 201.5% and an expected life of two years. Each FT Share consists of one flow-through common share at a price of $0.09 per FT Share.

On December 22, 2018, the Company completed a non-brokered private placement, consisting of 1,190,476 non flow-through common shares for gross proceeds of $250,000. The Company also paid finder’s fees totaling $6,248 cash in connection with a portion of the Placement.

Fiscal 2018

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

Stock Options

During the year ended March 31, 2019, the Company did not issue any stock options.

During the year ended March 31, 2018, pursuant to the Company’s stock option plan and TSX-V approval, the Company granted 180,000 stock options to directors and officers at an exercise price of $0.25 per share, expiring on July 11, 2022.

During the year ended March 31, 2017, pursuant to the Company’s stock option plan and TSX-V approval, the Company granted 250,000 stock options to directors, officers and consultants of the Company at an exercise price of $0.55 per share, expiring on August 1, 2021.

Financing Activities

The Company estimates that it will require additional financing to carry out its exploration plans and operations through the next twelve months. This could involve joint venture, equity financing, or other forms of financing.

Going Concern

At March 31, 2019, the Company has working capital of $107,333. Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months. Therefore, the Company will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

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

As at July 30, 2019, the Company had the following common shares issued and outstanding

Authorized: an unlimited number of common shares	Common shares issued
without par value.	and outstanding	Warrants
Outstanding at July 30, 2019	17,631,003	3,555,556

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

F. Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2019:

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

A. Directors and Senior Management

The following table lists the directors and senior management of the Company as at March 31, 2019. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Shares
Beneficially
		Owned as at July	Principal Business Activities
Name and Position	Other Principal Directorships	30, 2019	Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	Metron Capital Corp.	86,000	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary	Metron Capital Corp.
Medgold Resources Corp.
Iconic Minerals Ltd.
Petrichor Energy Inc.
Arrowstar Resources Ltd.
Altima Resources Ltd.
Consolidated Odyssey
Exploration Inc.
American Biofuels Inc.
	Odyssey Petroleum Corporation	Nil	Consultant to companies in the junior resource sector
Dr. Muzaffer Sultan (3) Director, and VP of Exploration	None	Nil	Geological consultant to companies in the junior resource sector
Lyle McLennan	None	Nil	Financial consultant

(1)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.

(2)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.

(3)	Dr. Muzaffer Sultan was appointed VP Exploration and Director of the Company on March 26, 2018. Dr. Sultan brings extensive experience in mineral exploration, 3D modelling, surface and underground exploration of mineral properties. Dr. Sultan holds a Ph.D. in Geology and Masters of Science from the University of South Carolina.

(4)	Lyle McLennan was appointed to the Company’s board of director on October 11, 2018. Mr. McLennan was a registered investment advisor with Richardson GMP Limited and its predecessor MacQuarie Private Wealth Inc. from September 28, 2009 until June 30, 2016 and has over 20 years of experience in the finance industry. Since July 2016, Mr. McLennan has been a self-employed financial consultant. Mr. McLennan holds a Bachelor of Arts in Economics from Concordia University.

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

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B. Compensation Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2019;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2019;

(c)

Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2019.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2019.

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

Option-Based Awards

The board of directors of the Company adopted a stock option plan, as amended (the “Plan”), effective December 8, 2018, which has been most recently approved by the shareholders of the Company on February 19, 2019, at the Company’s AGM on that date. The number of shares in respect of which options may be granted under the plan shall not exceed 10% of the issued and outstanding common shares of the Company at the relevant grant date. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

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

The Plan allows the board to impose vesting provisions and provides that, unless otherwise specified at the time of grant, all options shall vest and become exercisable in full immediately upon grant of such options. However, as required by the policies of the Exchange, options granted to optionees performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of such options vesting in any three-month period.

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

At March 31, 2019, and at July 30, 2019, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 1,763,100 of the issued and outstanding common shares at the respective dates. There were no stock options outstanding at March 31, 2019 and July 30, 2019 respectively.

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

Summary Compensation Table

The compensation paid to the NEOs during the year ended March 31, 2019 is as set out below:

								All
								Other	Total
					Non-Equity Incentive		Pension	Compen-	Compen-
					Plan Compensation		Value	sation	sation
					($)		($)	($(3))	($)
NEO Name			Share-	Option-		Long-
and			Based	Based	Annual	term
Principal	Year	Salary/Fees	Awards	Awards (2)	Incentive	Incentive
Position	(1)	($)	($)	($)	Plans	Plans
Gurminder Sangha (4) President and CEO	2019	39,000	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Jurgen Wolf(5) CFO and Corporate Secretary	2019	Nil	N/A	Nil	N/A	N/A	N/A	Nil	Nil

(1)	Financial years ended March 31.
(1)	The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, Please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based awards and option-based awards outstanding as at the financial year ended March 31, 2019, for either NEO.

	Option-based Awards				Share-based Awards
	Number of			Value of	Number of	Market or
	Securities	Option		Unexercised	Shares or	Payout Value
	Underlying	Exercise		in-the	Units of	of Share-based
	Unexercised	Price		money	Shares that	Payments that
Name	Options (1)	($)	Expiry Date	Options (1)	have not	have not
				($)	Vested	Vested
					(#)	($)
Gurminder Sangha	Nil	N/A	N/A	N/A	N/A	N/A
Jurgen Wolf	Nil	N/A	N/A	N/A	N/A	N/A
(1)

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2019, for each NEO:

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested during the	Value vested during the	compensation – Value
Name	year (1)	year	earned during the year (2)
	($)	($)	($)
Gurminder Sangha	Nil	N/A	N/A
Jurgen Wolf	Nil	N/A	N/A

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

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

Termination and Change in Control Benefits

The Company has no contract, agreement plan or arrangement that provides for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities.

Director Compensation

The Company does not have a compensation plan for directors.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Share
		-based	Option-	Non-equity
	Fees	award	based	incentive plan	Pension	All other
	earned	s	awards	compensation	value	compensation	Total
Name	($)	($)	($)	($)	($)	($)	($)
Muzaffer Sultan	Nil	Nil	Nil	Nil	Nil	9,020	9,020
Lyle McLennan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Paul Taggar (1)	Nil	Nil	Nil	Nil	Nil	2,500	2,500
Laurie Stephenson (2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Mr. Taggar resigned as a director on June 15, 2018
(2)	Mr. Stephenson was appointed as director on June 15, 2018 and resigned as director on October 14, 2018.

Outstanding Share-based Awards and Option-based Awards

There were no option-based awards outstanding as at the financial year ended March 31, 2019 for the Company’s directors, whose awards are not already provided in the disclosure for NEOs.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2019, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards –	Share-based Awards – Value	Non-equity Incentive Plan
	Value Vested	Vested	Compensation – Value Earned
Name	During the Year (1)(2)(3)	During the Year (3)	During the Year (3)
	($)	($)	($)
Muzaffer Sultan	Nil	N/A	N/A
Lyle McLennan	Nil	N/A	N/A
Paul Taggar (3)	Nil	N/A	N/A
Laurie Stephenson (4)	Nil	N/A	N/A

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.
(3)	Mr. Taggar resigned as a director on June 15, 2018
(4)	Mr. Stephenson was appointed as director on June 15, 2018 and resigned as director on October 14, 2018.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

Number of securities
	Number of securities to	Weighted-average	remaining available for
	be issued upon exercise of	exercise price of	future issuance under
	outstanding options,	outstanding options,	equity compensation
	warrants and rights	warrants and rights	plans (excluding
securities reflected in
column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	Nil	Nil	1,763,100
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	1,763,100

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2019.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year None.

C. Board Practices

The Company has four directors as of July 30, 2019, namely: Gurminder Sangha, Jurgen Wolf, Muzaffer Sultan and Lyle McLennan. Mr. Sangha, Mr. Wolf, Dr. Sultan and Mr. McLennan were appointed on December 22, 2017, February 22, 2018, March 26, 2018 and October 14, 2018, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

An “independent” director under the CSE governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “independent” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. The Board currently consists of four directors, two of whom are independent based upon the tests for independence set forth in Canadian National Instrument 52-110. Mr. Sangha is not independent as he is the President and CEO of the Company, Mr. Wolf is not independent as he is the CFO of the Company. The Company is currently seeking to add an additional independent director.

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

Audit Committee

As of July 30, 2019, Gurminder Sangha, Muzaffer Sultan and Lyle McLennan are the members of the Company’s audit committee and with Mr. McLennan acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Gurminder Sangha, Muzaffer Sultan and Lyle McLennan. The committee was formed to make recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board, and senior executives and making recommendations as to their compensation.

D. Employees

At March 31, 2019, the Company did not have any employees.

E. Share Ownership

See Item 6A. – “Directors and Senior Management”.

As at March 31, 2019, there were no stock options or warrants held by the directors or members of senior management of the Company.

The following table sets forth, as of July 30, 2019, the number of First Energy’s common shares beneficially owned by the directors and members of senior management of First Energy, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at July 30, 2019

	Number of Shares held, directly and	% of Issued and Outstanding
Name of Shareholder	indirectly, at July 30, 2019 (1)	Shares at July 30, 2019 (1)
Gurminder Sangha	86,000	0.49%
Jurgen Wolf	Nil	Nil
Lyle McLennan	Nil	Nil
Muzaffer Sultan	Nil	Nil

(1) Based on 17,631,003 common shares issued and outstanding, and no warrants and stock options were held by officers and directors as at July 30, 2019.

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

To the knowledge of the directors and executive officers of the Company as at July 30, 2019, there are no holders of 5% or more of the common shares of First Energy.

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and First Energy does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, First Energy is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 30, 2019, the Company had authorized an unlimited number of common shares without par value of which 17,631,003 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B. Related Party Transactions

During the years ended March 31, 2019, 2018, 2017, the Company:

a)	paid $39,000 (2018 - $79,750; 2017 - $50,000) to non-independent director and officers of the Company;

b)	paid or accrued office rent of $Nil (2018 - $Nil; 2017 - $18,000) to a private company controlled by the Company’s former president and CEO.

c)	paid fees to independent directors of $21,020 (2018 - $12,120; 2017 - $Nil).

As at March 31, 2019, an amount of $46,851 for fees and/or expenses owed to directors and officers are included in amounts due to related parties (March 31, 2018 - $42,071; March 31, 2017 - $56,629). These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2019 fiscal year which have materially affected or will materially affect First Energy in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to First Energy as First Energy could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2019, 2018 and 2017.

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

B. Significant Changes

There are no significant changes have occurred since the date of First Energy’s most recent audited financial statements, March 31, 2019, other than disclosed in this Annual Report on Form 20-F, items represented in Note 5 to the financial statements for the year ended March 31, 2019.

ITEM 9.	THE OFFER AND LISTING

A. Offer and Listing Details

First Energy’s common shares trade on the CSE under the trading symbol “FE” and CUSIP # 32016U

Trading Markets

The tables below list the high and low prices for common shares of the Company for the five most recent full financial. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2019 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE/TSX-V: FE (formerly AGV) – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2019	0.43	0.075
March 2018	0.35	0.15
March 2017	0.70	0.15
March 2016	0.20	0.10
March 2015	0.20	0.05

The following table lists the volume of trading and high, low and maximum closing sales prices for shares of First Energy’s common stock for the last eight fiscal quarters and for the most recent six months. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2019 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE/TSX-V: FE (formerly AGV) – Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2019
Fourth Quarter	0.28	0.075
Third Quarter	0.28	0.175
Second Quarter	0.365	0.10
First Quarter	0.43	0.23

Fiscal 2018
Fourth Quarter	0.31	0.17
Third Quarter	0.25	0.15
Second Quarter	0.28	0.20
First Quarter	0.35	0.20

Month ended
June 30, 2019	0.20	0.07
May 30, 2019	0.195	0.15
April 30, 2019	0.16	0.15
March 31,2019	0.195	0.075
February 28, 2019	0.205	0.15
January 31, 2019	0.28	0.195

The Company’s common stock is issued in registered form.

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C. Markets

First Energy shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
Canadian Securities Exchange	FE
Frankfurt Stock Exchange	A2JC89
OTC Bulletin Board	ASKDF

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

The Company is subject to the policies of the Canadian Securities Exchange and compliance with Exchange policy may supersede powers granted to the Board pursuant to the Articles.

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 17,631,003 are outstanding as of July 30, 2019. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

No Limitation on Foreign Ownership

There are no limitations under the Company’s Articles or in the BCA on persons who are not citizens of Canada holding or exercising their voting rights as holders of common shares (See also “Exchange Controls”).

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

US Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a) (30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended March 31, 2019, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2019. In making this assessment, they used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2019, the Company's internal control over financial reporting was and is effective, based on those criteria.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2019, that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Lyle McLennan, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2019, and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2019	(3)	2018
Audit fees	$13,000		$16,000
Audit-related fee (1)	1,000		1,000
Tax fees	900		900
All other fees (2)	-		-
Total fees	$14,900		$17,900

(1) “Audit-Related Fee” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.
(2) Canadian Public Accounting Board Fees.
(3) Estimated audit fees for the year ended March 31, 2019

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

During the year ended March 31, 2019, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

This annual report on Form 20-F includes the following financial statements of First Energy:

a)

Auditors’ Report on the Statements of Financial Position as at March 31, 2019 and 2018 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2019, 2018 and 2017;

b)	Statements of Financial Position as at March 31, 2019 and 2018;

c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2019, 2018 and 2017;

d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2019, 2018 and 2017;

e)	Statements of Cash Flows for years ended March 31, 2019, 2018 and 2017; and

f)	Notes to Financial Statements for the years ended March 31, 2019, March 31, 2018, and March 31, 2017.

ITEM 19.	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit
Number	Description
F-1	Financial Statements for the Years Ended March 31, 2019, 2018 and 2017, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants for the years ended March 31, 2019, 2018 and 2017.
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	2017 Stock Option Plan (10% Rolling), as approved by shareholders on February 19, 2019
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

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

DATED: July 30, 2019