Form 20-F
period 2020-03-31
First Energy Metals Ltd
filed 2020-07-31
CIK 1066130

OMB:3235-0288
Expires: July 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2020

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

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

Number of outstanding shares of First Energy’s only class of issued capital stock as at March 31, 2020:

29,631,003 Common Shares Without Par Value

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

N/A Yes [   ] No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company.

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

Item 17 [   ] Item18 [   ]

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

A. Selected Financial Data

The selected financial data of First Energy Metals Limited. (“First Energy” or the “Company” and formerly Agave Silver Corp.) for the years ended March 31, 2020, 2019, 2018 and 2017 was derived from the Company’s financial statements as audited by DeVisser Gray LLP, Chartered Professional Accountants, for the years ended March 31, 2020, 2019, 2018, and 2017, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected financial information with respect to the Company for the periods indicated and is extracted from the more detailed financial statements included herein. The following constitutes selected financial data for the Company for the last five fiscal years ended March 31, 2020, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2020, 2019, 2018, 2017, and 2016. The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the financial statements included in Item 18.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	As at March 31,
Statement of Financial Position Data	2020	2019	2018	2017	2016
Total assets according to financial statements	$372	$327	$413	$602	$48
Total liabilities	226	126	255	92	252
Share capital	36,251	35,713	35,189	34,723	33,974
Warrant reserve, share-based payment reserve, share subscriptions	538	683	491	447	126
Deficit (IFRS)	(36,643)	(36,195)	(35,522)	(34,660)	(34,303)

(Cdn$)	As at March 31,
Period End Balances (as at)	2020	2019	2018	2017	2016
Working capital (deficiency)	$4	$107	$137	$(31)	$(237)
Mineral property interests	131	83	-	514	-
Shareholders’ equity	146	201	158	510	(204)
Number of outstanding shares	29,631,003	17,631,003	12,236,638	8,903,308	6,396,166

No cash or other dividends have been declared.

(Cdn$)	As at March 31
Statement of Operations Data	2020	2019	2018	2017	2016
Investment and other income	$-	$-	$-	$-	$(129)
General and administrative expenses (including Share-based payments)	418	521	307	350	243
Exploration costs (recoveries)	3	152	41	7	(2)
Net loss (income) from discontinued
Operations	-	-	-	-	-
Write-down of mineral property interests	(27)	-	514	-	-
Future income tax recovery	-	-	-	-	-
Net income (loss) according to financial statements (IFRS)	(477)	(673)	(862)	(357)	(112)

The tables below include the quarterly results for the years ended March 31, 2020 and 2019.

(Canadian Dollars in Thousands Except Per Share Amounts)
(Cdn$)	Year Ended March 31, 2020
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$-	$-	$-	$-	$-
General and administrative expenses	138	22	33	225	418
Share-based payments	-	-	-	-	-
Write-down of mineral property interests	-	-	-	27	27
Exploration costs	3	-	-	-	3
Loss (gain) on sale of discontinued operations	-	-	-	-	-
Net loss (income) according to financial statements	141	22	33	245	448
Net loss from continuing operations per common share	0.01	0.00	0.00	0.02	0.05

(Cdn$)	Year Ended March 31, 2019
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
Investment and other income	$-	$-	$-	$-	$-
General and administrative expenses	206	69	77	170	522
Share-based payments	-	-	-	-	-
Write-down of mineral property interests	-	-	-	-	-
Exploration costs	74	-	2	75	151
Loss (gain) on sale of discontinued operations	-	-	-	-	-
Net loss (income) according to financial statements	280	69	79	245	673
Net loss from continuing operations per common share	0.02	0.00	0.01	0.05	0.05

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

Financial Risk Factors

First Energy has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition, all of the Company’s projects have a financial statement value of zero. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2020, is $36,642,697), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2020, the Company had working capital of $4,299, compared to working capital of $107,333 at March 31, 2019. Working capital is defined as current assets less current liabilities.

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

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2021. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable. If the Company fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

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

First Energy may not be able to ensure certain risks which could negatively impact the Company’s operating results. In the course of exploration, development and production of mineral properties, certain risks, and in particular unanticipated geological and operating conditions as well as fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

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

A. History and Development of the Company

The Company’s executive office is located at: Suite 1206- 588 Broughton Street Vancouver, British Columbia, Canada, V6B 1N2 Telephone: (604) 375-6005 Email: info@firstenergymetals.com Website: www.firstenergymetals.com

The mailing address of the Company is the 200- 375 Water Street, Unit # 8277, Vancouver, BC, V6B 0M9. The Company’s fiscal year end is March 31.

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

Under the terms of the Phyllis Amendment Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by completing the following option payments, common share issuances and exploration expenditures:

			Minimum	Cumulative
	Option payments	Issuance of First Energy	exploration	exploration
Due Dates	($)	common shares	expenditures	expenditure
			($)	($)
On signing (paid and issued)	20,000	100,000	Nil	Nil
September 1, 2020	35,000	150,000	75,000 (completed)	75,000
December 31, 2020	35,000	150,000	25,000	100,000
June 1, 2021	50,000	200,000	25,000	125,000

Under the Phyllis Amendment Agreement, the Phyllis Property is subject to a 3% Net Smelter Return (“NSR”) royalty upon commencement of commercial production. The Company will have the option to reduce the NSR to 2.0% by paying $1,000,000.

During the year ended March 31, 2019, the Company issued 100,000 common shares and made the $20,000 option payment due on signing.

Scramble Mine Gold Property

The Company entered into an option agreement to acquire the Scramble Mine Gold Property, located in northwestern Ontario, Canada. Pursuant to an agreement between the optionor and the Company dated June 1, 2020 (the "Effective Date"), the Company obtained the option to acquire a 100% interest in the Property by completing cash payments, common shares issuances and exploration expenditures as follows: (a) issuance of 400,000 common shares within seven days of the Effective Date and the expenditure of $30,000 in exploration work on the Property within 90 days of the Effective Date; (b) issuance of 300,000 common shares and the completion of a minimum of $70,000 in cumulative exploration expenditures on the Property within one year of the Effective Date; (c) issuance of 300,000 common shares and the completion of a minimum of $150,000 in cumulative exploration expenditures on the Property within two years of the Effective Date; and (d) cash payment of $100,000 and completion of a minimum of $250,000 in cumulative exploration expenditures on the Property within three years of the Effective Date.

British Columbia

The Kokanee Creek and Independence Gold Properties

On March 17, 2020, the Company entered in an option agreement to acquire 100% interest in the Kokanee Creek and Independence Gold Properties (the “Properties”). The Properties are located in British Columbia and consist of 5 claims covering 2690 hectares.

Under the terms of the Properties option agreement, the Company has the option to acquire a 100% interest in the Kokanee Creek Property and Independence Gold Property by completing the following option payments, common share issuances and exploration expenditures:

			Minimum	Cumulative
Due Dates	Option payments	Issuance of First Energy	exploration	exploration
	($)	common shares	expenditures	expenditure
			($)	($)
On signing	10,000	2,500,000	Nil	Nil
March 17, 2021	40,000	2,500,000	100,000	100,000
March 17, 2022	75,000	Nil	150,000	250,000
(i)	On March 31, 2020, the Company issued 1,250,000 of the 2,500,000 common shares due on signing and completed the initial option payment of $10,000 subsequent to year end.

The Properties are subject to a 3.0% Net Smelter Return (“NSR”) royalty of which the Company will have the option to reduce the NSR by 2.0% by paying $1,000,000 for each 1% of the NRS.

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

The Kootenay Lithium Project

In March 2017, the Company purchased a 100% interest in the Kootenay Lithium Property which consists of a 100% interest in certain mineral claims covering 4,050 hectares located in the Revelstoke and Nelson Mining Divisions of southeastern British Columbia.

The Kootenay Lithium Property is subject to a 2.0% Net Smelter Return (“NSR”) mineral royalty and a 24% Gross Overriding Royalty (“GOR”) on gemstones produced from the Kootenay Property.

Under the original Kootenay Lithium Property purchase agreement, the Company is required to keep the Kootenay Lithium Property claims in good standing. As the Company had allowed certain annual mineral claim maintenance fees to lapse, the Company is in default of the agreement. The Company has refiled certain annual mineral claim maintenance fees of the property claims and will attempt to refile the remainder of the claims to restore the property agreement to good standing.

Quebec

Russel Graphite Property

On May 3, 2018, the Company entered into an option agreement to acquire a 100% interest in the Russel Graphite Property which is comprised of 30 mineral tenures covering a contiguous block of 1,798 hectares of land located in the Gatineau area of Quebec, Canada.

On November 29, 2019, the Company announced the termination of its option agreement on the Russel Graphite property and wrote down the carrying value of the property down by $27,000 to a $Nil carrying value.

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

C. Organizational Structure

Not Applicable.

D. Property, Plant and Equipment

Data disclosed in this Annual Report on Form 20-F, including sampling, analytical and test data, have been reviewed and verified by Afzaal Pirzada, P.Geo., the Company’s Qualified Person as defined by National Instrument 43-101.

The Company’s mineral property interests in Canada are in good standing and all payments on the properties are up to date, except as noted above under Item 4 A.

None of the Company’s projects have known reserves, and exploration work is exploratory in nature.

Exploration Projects - British Columbia, Ontario and Quebec Properties

The Company has five early-stage exploration properties located in Canada. The Kokanee Creek Property, Independence Gold Property, Kaslo Property and Kootenay Lithium Project are located in British Columbia, the Phyllis Property and Scramble Gold Property are located in Ontario.

(1) The Kokanee Creek Property

The Kokanee Creek Gold Property consists of three mineral claims covering approximately 1,590.29 hectares area in Nelson Mining Division in British Columbia, Canada. It is located 18 km to the east of Nelson on NTS map 082F055. The Property is part of a very active mining area with several historical and current gold, silver and base metals deposits located in the region. Nelson is a historical mining town dating back to the discovery of Toad Mountain Silver deposit in 1886. The Blue Bell Mine, located near the town of Riondel approximately 20 km NE of the Kokanee Creek Claims, is a manteau-type base metal deposit hosted by the Badshot limestones of the Lardeau Group. Closer to the Kokanee Claims are historical past producers the Molly Gibson and the Alpine.

Historical work highlights for the property is provided below:

  The Kokanee Creek Claims were staked by Eagle Plains Resources and Miner River Resources in 1996 after base metal mineralization was found on the Lower Kokanee Creek Road. Eagle Plains Resources completed silt and soil geochemical surveying, diamond drilling, chip sampling and 3.5 kilometres of horizontal loop electromagnetic geophysical surveying.

  A 5-hole drill program consisting of 1500 feet (457 m) drilling in February-March 1997 resulted in the discovery of near surface gold mineralization. Hole KC97-02 (Azimuth 052°/ Dip -45°) returned 26.11 g/t gold over 0.7m from 7.0-7.7m, and 13.52 g/t gold over 1.4m from 21.8-23.2m. All five holes returned encouraging gold, silver, lead or zinc mineralization at shallow depths. Fieldwork conducted during 1997 indicated the extension of the mineralized zone to the north, south and west.

  In addition, rock samples within the zone returned values of 3.54% zinc, 4.22 g/t gold, and 48.0 g/t silver. A continuous chip rock sample taken along a road cut returned 0.3% zinc over 55 m, and 2.26 g/t gold over 5m.

  An airborne electromagnetic geophysical survey was flown over the property by Eagle Plains Resources Ltd. in 2004. The results indicated two magnetic high features in the south western part of the property, in the area of the Big M / Kokanee Creek Minfile showing and another feature northeast of the Home Minfile occurrence.

(2) Independence Gold Property

The Independence Gold Property consists of two mineral claims (Independence 1 and 2) covering approximately 1,099.43 hectares land in southeastern British Columbia, Canada. It is road accessible, located 20 to 29 kilometres to the southeast of Nakusp, British Columbia, Canada, on the eastern slope of Silver Mountain on NTS map 082K. The most common type of deposit in the Nakusp area is the lead-zinc-silver-gold bearing quartz veins in graphitic shear zones.

Historical work highlights for the property is provided below:

  Excellent infrastructure support, road accessible, located 20 to 29 kilometres to the southeast of Nakusp, BC, on the eastern slope of Silver Mountain.

  Located in the vicinity of an active mining area with historical placer and lode gold mining in Columbia River, Miner City and Caribou Creek during the late 1800s’ and early 1900s’. Several gold discoveries were made during that period, including Millie Mac Mine which produced 300 tons grading 1 oz/t gold and 70 oz /tons silver until 1930s.

  There are three mineral showings (Minfile occurrences) on the Property: i. Independence, ii. Big Spring, and iii. Slewiskin.

  Independence showing, also mentioned as possible Chieftain workings was sampled in 1984-85 period by Falconbridge.

  The Slewiskin gold occurrence (as described on BC MTO Website) has quartz veins ranging in width from 2 to 30 centimetres are exposed (Assessment Report 13341) along logging roads on the historical Dore, Sub 1 and Sub 2 claims. The highest being 10.1 grams per tonne gold in sample 89108 (Assessment Report 13341).

  (Independence 2 Claim, AR 13341) There are several quartz veins from 2 cm to 30 cm wide, intruding into metavolcanics and metasedimentary rocks. Grab samples from these quartz veins indicated gold values in the range of 0.032 to 0.295 oz /ton (0.9 g/t to 8.22 g/t), copper 12 ppm to 48,092 ppm (4.8%), nickel 3 ppm to 1,681 ppm, zinc 11 ppm to 12,381 ppm (1.2% Zn).

Cautionary Statement: Readers are cautioned that the above information for the Kokanee Creek Gold Property and Independence Gold Property has been taken from the BC Government’s database at following websites: https://www.mtonline.gov.bc.ca/mtov/home.do. The Company has not verified the information and the information is not necessarily indicative of the mineralization on these properties. The Company is in the process of compiling geological and historical exploration work on each property and will provide an update as soon as the information is available.

(3) Scramble Gold Property

The Scramble Mine gold property is comprised of six mining claims covering approximately 140 hectares land, located in Jaffray Township, Kenora Mining District, approximately 8 kilometres east of the town of Kenora in Northwestern Ontario. The mine was discovered in 1894 but after an initial exploration phase remained essentially dormant until 1984 when Boise Cascade Canada Ltd. commenced an evaluation of the property. Since 1984, approximately 5,200 metres of diamond drilling, 250 metres of surface stripping with sampling and 450 metres of underground development have taken place. The zone of mineralization, including pyrite-gold enriched biotite-rich schist felsic units and veins, extends on surface and in drill holes for about 550 metres. Size of the deposit is 915 meters (m) long along strike, 3.7 m wide and 366 m to 475 m deep. Historical resource at the Property is estimated at 150,000 tons at an average grade of 0.24 ounces per ton (opt) (6.8 grams/ton) (having grades of up to 9.15 opt (259 grams/ton). The deposit is documented to have 70,000 ounces of contained gold using a cutoff grade of 0.05 opt (1.42 grams/ton)

Cautionary Statement: Investors are cautioned that the above information has been taken from Ontario Ministry of Energy, Northern Development and Mines (MNDM) online database. The reference for Scramble Mine information as documented in MNDM records is: “Parr, M. and Kuehnbaum, R. 1990. The Scramble Mine Gold Deposit; Field Trip No.2, Canadian Institute Mining, Metallurgy and Petroleum, Exploration and Mining Geology, 14th Annual Meeting, pp. 41-65”. The Company has not verified the information available. A qualified person from the Company has not done sufficient work to classify the historical estimate as current mineral resources or mineral reserves; and the Company is not treating the historical estimate as current mineral resources or mineral reserves. The Company believes that the historic estimate is relevant to an appraisal of the merits of the property and forms a reliable basis upon which to develop future exploration programs. The Company will need to conduct further exploration which will include drill testing the project, and there is no guarantee that the results obtained will reflect the historical estimate.

(4) Phyllis Cobalt Property, Ontario

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

(5) Kaslo Property, British Columbia

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

Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year		Kaslo Silver Property, British Columbia	Kootenay Lithium, British Columbia	Phyllis Cobalt, Ontario		General Exploration	Total
2020	$	Nil	$3,028	$119,813	$	Nil	$3,028
2019		Nil	5,038	119,813		5,995	151,846
2018		260	868	32,929		6,910	40,967
2017		260	6,892	Nil		Nil	7,152
2016		(1,890)	Nil	Nil		Nil	(1,890)

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

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at March 31, 2020.

A. Operating Results

Year ended March 31, 2020 compared to year ended March 31, 2019

Year ended March 31, 2020 compared to year ended March 31, 2019

The net loss and comprehensive loss for the year ended March 31, 2020 (the “Current Year”) was $447,629 compared to a net loss for the year ended March 31, 2019 (the “Comparative Year”) of $673,097. The decrease in net loss of $225,468 was primarily due to the following:

  Exploration and evaluation expenditures were $3,028 in the Current Year, a decrease of $148,818 over the Comparative Year;

  Shareholder communications decreased by $143,579 from $165,378 in the Comparative Year to $21,799 in the Current Year. The decrease was primarily due to costs in the Comparative Year associated with moving to the Canadian Securities Exchange, the increase of the Company’s online and digital media presence the updating the Company’s website as well as exploring other shareholder communication initiatives;

  General administrative decreased by $2,200 from $14,405 in the Comparative Year to $12,205 in the Current Year; and

  Professional fees decreased by $21,932 from $62,183 in the Comparative Year to $40,251 in the Current Year. The decrease was primarily due to costs in the Comparative Year associated with legal fees related to the move to the Canadian Securities Exchange.

The decreases in net loss noted above were partially offset by increases in other operating expenses which were consistent with the Company’s activities. Notable increases were realized in the following expense items:

  Consulting fees increased by $33,661 from $239,839 in the Comparative Year to $273,500 in the Current Year. The increase was primarily due to consulting fees incurred with respect to corporate development and potential transactions and acquisitions; and

  Salaries, fees and benefits increased by $30,386 to $70,000 in the Current Year from $39,614 in the Comparative Year. The increase is due primarily to an increase in management fees being paid to the CEO.

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

B. Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2020

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

At March 31, 2020, the Company had working capital of $4,299 defined as current assets less current liabilities, compared with a working capital of $107,333 at March 31, 2019.

First Energy began the year ended March 31, 2020, with $216,835 in cash. During the year ended March 31, 2020, the Company expended $318,596 on operating activities, net of working capital changes, and generated $325,000 from financing activities which was attributable to proceeds from share issuances, to end at March 31, 2020 with $223,239 in cash.

The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

Operations for the year ended March 31, 2020, have been funded primarily from loans and share subscriptions made by insiders, officers and directors and through the issuance of equity.

Capital Resources

As discussed above, at March 31, 2020, the Company’s working capital was $4,299 compared to a working capital of $107,333 at March 31, 2019. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company does not have sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing. The Company will select whichever funding options are available and are in the best interest of the shareholders.

The Company had 29,631,003 common shares issued and outstanding as at March 31, 2020 (March 31, 2019 –17,631,003).

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Fiscal 2020 and subsequent up to July 31, 2020

On March 31, 2020, the Company completed a non-brokered private placement, consisting of 8,000,000 non flow-through units (“NFT Units”) and 2,000,000 flow-through shares (“FT Share”) for gross proceeds of $500,000. Each NFT Unit consists of one non flow-through common share and one non flow-through common share purchase warrant ("Warrant") at a price of $0.05 per NFT Unit. Each Warrant entitles the holder to purchase an additional non flow-through common share of the Company at a price of $0.20 until March 31, 2021. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 0.46%, volatility factor of 227.21% and an expected life of one years. Each FT Share consists of one flow-through common share at a price of $0.05 per FT Share. At March 31, 2020, proceeds of $150,050 were included in share subscriptions receivable. The full amount has subsequently been received in fiscal 2021.

On March 31, 2020, the Company issued 1,250,000 common shares valued at $75,000 pursuant to the Kokanee Creek and Independence Property Agreement in connection with acquiring a 100% interest in the properties.

On March 31, 2020, the Company issued 750,000 common shares pursuant to the exercise of 750,000 common share purchase warrants at the exercise price of $0.12 for total proceeds of $90,000. At March 31, 2020, the $90,000 in proceeds were included in share subscriptions receivable. The full amount has subsequently been received in fiscal 2021.

On June 12, 2020, the Company issued 1,000,000 common shares pursuant to the exercise of 1,000,000 common share purchase warrants at the exercise price of $0.12 for total proceeds of $120,000.

On June 22, 2020, the Company issued 269,000 common shares pursuant to the exercise of 269,000 common share purchase warrants at the exercise price of $0.12 for total proceeds of $32,280.

Fiscal 2019

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

Stock Options

During the years ended March 31, 2020 and March 31, 2019, the Company did not issue or have any issued and outstanding stock options.

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

Going Concern

At March 31, 2020, the Company has working capital of $4,299. Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months. Therefore, the Company will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for Fiscal 2020

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

As at July 31, 2020, the Company had the following common shares issued and outstanding

Authorized: an unlimited number of common shares without par value.	Common shares issued and outstanding	Warrants
Outstanding at July 31, 2020	30,900,003	9,536,556

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

F. Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2020:

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

A. Directors and Senior Management

The following table lists the directors and senior management of the Company as at March 31, 2020. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Shares
Beneficially
		Owned as at July	Principal Business Activities
Name and Position	Other Principal Directorships	31, 2020	Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	Targeted Microwave Solutions Inc. INEO Tech Corp.	345,667	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary	INEO Tech Corp. Altima Resources Inc. American Biofuels Inc. C21 Investments Inc. Iconic Minerals Ltd. Targeted Microwave Solutions Inc.	Nil	Consultant to companies in the junior resource sector
Craig Alford (3) Director	Barrel Energy Inc. Evergreen- Agra Inc. Verde Science Inc.	Nil	Geologist
Jason Grewal	None	Nil	Lawyer
Lyle McLennan (5)	Targeted Microwave Solutions Inc.	224,000	Financial consultant
(1)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.
(2)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.
(3)	Craig Alford was appointed Director of the Company on October 7, 2019. Mr. Alford holds both a Bachelor of Science (Hons) and a Master of Science in Geology. He is a registered Professional Geoscientist (P. Geo) in Ontario and is a Qualified Person, as defined in National Instrument 43-101. During his 30 years of experience worldwide, Mr. Alford has designed, managed and provided technical direction for projects throughout North and South America, China, Central Asia, Russia, Australia and Africa. Mr. Alford’s experience has included senior positions for a number of large mining companies including, Zijin Mining Group, China Railway, and Teck Mining Ltd.
(4)	Jason Grewal was appointed to the Company’s board of director on October 23, 2019. Mr. Grewal is a solicitor in England and Wales and admitted as an attorney in the state of New York. He has studied law at the London School of Economics, and holds a law degree from the University of London, an LLM in international business law from the IE Law School in Madrid and an MSc in global finance from Cass Business School in London. He has experience working in Canada, the United States and the United Kingdom, and in Europe. He has advised on various capital market transactions in various jurisdictions, and has experience working with both international law firms and multinational corporations.
(5)	Lyle McLennan was appointed to the Company’s board of director on October 11, 2018. Mr. McLennan was a registered investment advisor with Richardson GMP Limited and its predecessor MacQuarie Private Wealth Inc. from September 28, 2009 until June 30, 2016 and has over 20 years of experience in the finance industry. Since July 2016, Mr. McLennan has been a self-employed financial consultant. Mr. McLennan holds a Bachelor of Arts in Economics from Concordia University.

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

B. Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2020;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2020;

(c)

Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2020.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2020.

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

At March 31, 2020, and at July 31, 2020, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 2,963,100 and 3,090,000 of the issued and outstanding common shares at the respective dates. There were no stock options outstanding at March 31, 2020 and July 31, 2020 respectively.

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

Summary Compensation Table

The compensation paid to the NEOs during the year ended March 31, 2020 is as set out below:

NEO Name and Principal Position	Year (1)	Salary/Fees ($)	Share- Based Awards ($)	Option- Based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen sation ($(3))	Total Compen sation ($)
					Annual Incentive Plans	Long- term Incentive Plans
Gurminder Sangha (4) President and CEO	2020	$68,500	N/A	Nil	N/A	N/A	N/A	Nil	Nil
Jurgen Wolf (5) CFO and Corporate Secretary	2020	$1,500	N/A	Nil	N/A	N/A	N/A	Nil	Nil
(1)	Financial years ended March 31.
(2)	The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

There were no share-based awards and option-based awards outstanding as at the financial year ended March 31, 2020, for either NEO.

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Gurminder Sangha	Nil	N/A	N/A	N/A	N/A	N/A
Jurgen Wolf	Nil	N/A	N/A	N/A	N/A	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2020, for each NEO:

Name	Option-based awards – Value vested during the year (1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Gurminder Sangha	Nil	N/A	N/A
Jurgen Wolf	Nil	N/A	N/A
(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Craig Alford	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Jason Grewal	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Muzaffer Sultan (1)	Nil	Nil	Nil	Nil	Nil	1,000	1,000
Lyle McLennan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Mr. Sultan resigned as a director on October 7, 2019.

Outstanding Share-based Awards and Option-based Awards

There were no option-based awards outstanding as at the financial year ended March 31, 2020 for the Company’s directors, whose awards are not already provided in the disclosure for NEOs.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2020, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards – Value Vested During the Year (1)(2)(3) ($)	Share-based Awards – Value Vested During the Year (3) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year (3) ($)
Craig Alford	Nil	N/A	N/A
Jason Grewal	Nil	N/A	N/A
Muzaffer Sultan (4)	Nil	N/A	N/A
Lyle McLennan	Nil	N/A	N/A
(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.
(4)	Mr. Sultan resigned as a director on October 7, 2019.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	Nil	Nil	2,963,100
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	Nil	Nil	2,963,100
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2020.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C. Board Practices

The Company has five directors as of July 31, 2020, namely: Gurminder Sangha, Jurgen Wolf, Craig Alford, Jason Grewal and Lyle McLennan. Mr. Sangha, Mr. Wolf, Dr. Sultan and Mr. McLennan were appointed on December 22, 2017, February 22, 2018, October 7, 2019, October 23, 2019 and October 14, 2018, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

An “independent” director under the CSE governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “independent” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. The Board currently consists of five directors, three of whom are independent based upon the tests for independence set forth in Canadian National Instrument 52-110. Mr. Sangha is not independent as he is the President and CEO of the Company, Mr. Wolf is not independent as he is the CFO of the Company. The Company is currently seeking to add an additional independent director.

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

Audit Committee

As of July 31, 2020, Gurminder Sangha, Jason Grewal and Lyle McLennan are the members of the Company’s audit committee and with Mr. McLennan acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Executive Compensation Committee are Gurminder Sangha, Jason Grewal to developments in the area of corporate governance, the practices of the board, finding appropriate candidates for nomination to the board and for evaluating the performance of the board, and senior executives and making recommendations as to their compensation.

D. Employees

At March 31, 2020, the Company did not have any employees.

E. Share Ownership

See Item 6A. – “Directors and Senior Management”.

As at March 31, 2020, there were no stock options or warrants held by the directors or members of senior management of the Company.

The following table sets forth, as of July 31, 2020, the number of First Energy’s common shares beneficially owned by the directors and members of senior management of First Energy, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at July 31, 2020

Name of Shareholder	Number of Shares held, directly and	% of Issued and Outstanding
	indirectly, at July 31, 2020 (1)	Shares at July 31, 2020(1)
Gurminder Sangha	345,667	1.12%
Jurgen Wolf	Nil	Nil
Lyle McLennan	224,000	0.72%
Craig Alford	Nil	Nil
Jason Grewal	Nil	Nil
(1) Based on 29,631,003 common shares issued and outstanding, and no warrants and stock options were held by officers and directors as at July 31, 2020.

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

To the knowledge of the directors and executive officers of the Company as at July 31, 2020, there are no holders of 5% or more of the common shares of First Energy.

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and First Energy does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, First Energy is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 31, 2020, the Company had authorized an unlimited number of common shares without par value of which 29,631,003 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B. Related Party Transactions

During the years ended March 31, 2020, 2019, and 2018, the Company: a) paid $70,000 (2019 - $39,000; 2018 - $79,750) to non-independent director and officers of the Company; b) paid fees to independent directors of $1,000 (2019 - $21,020, 2018 - $12,120).

As at March 31, 2020, an amount of $50,716 for fees and/or expenses owed to directors and officers are included in amounts due to related parties (March 31, 2019 - $46,851; March 31, 2018 - $42,071). These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2020 fiscal year which have materially affected or will materially affect First Energy in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to First Energy as First Energy could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2020, 2019, and 2018.

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

B. Significant Changes

There are no significant changes have occurred since the date of First Energy’s most recent audited financial statements, March 31, 2020, other than disclosed in this Annual Report on Form 20-F, items represented in Note 5 to the financial statements for the year ended March 31, 2020.

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

CSE/TSX-V: FE (formerly AGV) – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2020	0.295	0.035
March 2019	0.43	0.075
March 2018	0.35	0.15
March 2017	0.70	0.15
March 2016	0.20	0.10

The following table lists the volume of trading and high, low and maximum closing sales prices for shares of First Energy’s common stock for the last eight fiscal quarters and for the most recent six months. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2019 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE/TSX-V: FE (formerly AGV) – Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2020
Fourth Quarter	0.13	0.045
Third Quarter	0.19	0.035
Second Quarter	0.175	0.055
First Quarter	0.28	0.075
Fiscal 2019
Fourth Quarter	0.28	0.075
Third Quarter	0.28	0.175
Second Quarter	0.365	0.10
First Quarter	0.43	0.23
Month ended
June 30, 2020	0.285	0.13
May 30, 2020	0.295	0.08
April 30, 2020	0.10	0.06
March 31,2020	0.08	0.05
February 28, 2020	0.13	0.07
January 31, 2020	0.095	0.045

The Company’s common stock is issued in registered form.

B. Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C. Markets

First Energy shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
Canadian Securities Exchange	FE
Frankfurt Stock Exchange	A2 JC89
OTC Bulletin Board	ASKDF

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

Descriptions of rights, preferences and restrictions attaching to each class of shares Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 29,631,003 are outstanding as of July 31, 2020. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended March 31, 2020, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2020. In making this assessment, they used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2020, the Company's internal control over financial reporting was and is effective, based on those criteria.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2020, that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Lyle McLennan, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2020 and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2020	(3)	2019
Audit fees	$14,000		$16,000
Audit-related fee (1)	1,000		1,000
Tax fees	900		900
All other fees (2)	-		-
Total fees	$15,900		$17,900

(1) “Audit-Related Fee” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit services not required by legislation or regulation.
(2) Canadian Public Accounting Board Fees.
(3) Estimated audit fees for the year ended March 31, 2020

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

During the year ended March 31, 2020, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

This annual report on Form 20-F includes the following financial statements of First Energy:

a)

Auditors’ Report on the Statements of Financial Position as at March 31, 2020 and 2019 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2020, 2019, and 2018;

b)	Statements of Financial Position as at March 31, 2020 and 2019;
c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2020, 2019 and 2018;
d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2020, 2019 and 2018;
e)	Statements of Cash Flows for years ended March 31, 2020, 2019 and 2018; and
f)	Notes to Financial Statements for the years ended March 31, 2020, March 31, 2019, and March 31, 2018.

ITEM 19.	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit
Number		Description
F-1		Financial Statements for the Years Ended March 31, 2020, 2019 and 2018, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants for the years ended March 31, 2020, 2019 and 2018.
1.1	*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	*	2017 Stock Option Plan (10% Rolling), as approved by shareholders on February 19, 2019
6.1		Calculation of earnings per share – N/A
7.1		Explanation of calculation of ratios – N/A
11.1	*	Code of ethics
12.1		Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2		Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1		Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2		Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

*These exhibits were previously included as exhibits to, and are incorporated herein by reference to, the Company’s Annual Report filed.

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

DATED: July 31, 2020