Form 20-F
period 2021-03-31
First Energy Metals Ltd
filed 2021-07-30
CIK 1066130

OMB:3235-0288
Expires: July 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

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

700 West Georgia Street, 25th Floor Vancouver, British Columbia, Canada, V7Y 1B3
(Address of principal executive offices)

Gurminder Sangha, President, CEO, and Director, (604) 375-6005, Suite 2421, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of each exchange on which registered
Not Applicable	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(de) of the Act. None

Number of outstanding shares of First Energy’s only class of issued capital stock as at March 31, 2021:

49,522,670 Common Shares Without Par Value

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

N/A Yes [   ] No [   ]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 - “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 -Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995 and "forward-looking information” under applicable Canadian securities legislation. Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects” collectively “forward-looking statements”. Forward-looking information in this Annual Report include statements regarding the Company's plans for its projects, statements relating to mineral resources, as they are based on various assumptions that are inherently forward-looking, statements regarding the anticipated timing by which the Company will require additional funds. These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements are based on assumptions regarding future events and other matters and are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Assumptions on which forward-looking statements are based include the assumptions underlying mineral resource estimates and in the technical reports supporting such estimates, the assumption that the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations. Such risks and the assumptions that accompany them, uncertainties and other factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to raise the capital required to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations. There can be no assurance that forward-looking statements in this Annual Report will prove to be accurate and actual results and future events could vary materially from those implied by such statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements. The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable laws.

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

ITEM 3. KEY INFORMATION A. Selected Financial Data

The selected financial data of First Energy Metals Limited. (“First Energy” or the “Company”) for the years ended March 31, 2021, 2020, 2019 and 2018 was derived from the Company’s financial statements as audited by DeVisser Gray LLP, Chartered Professional Accountants, for the years ended March 31, 2021, 2020, 2019 and 2018, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table sets forth selected financial information with respect to the Company for the periods indicated and is extracted from the more detailed financial statements included herein. The following constitutes selected financial data for the Company for the last five fiscal years ended March 31, 2021, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2021, 2020, 2019, 2018, and 2017. The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the financial statements included in Item 18.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)		As at March 31,
Statement of Financial Position Data	2021	2020	2019	2018	2017
Total assets according to financial statements	$3,180	$372	$327	$413	$602
Total liabilities	704	226	126	255	92
Share capital	38,713	36,251	35,713	35,189	34,723
Warrant reserve, share-based payment reserve, share subscriptions	2,865	538	683	491	447
Deficit (IFRS)	(39,102)	(36,643)	(36,195)	(35,522)	(34,660)

(Cdn$)			As at March 31,
Period End Balances (as at)	2021	2020	2019	2018	2017
Working capital (deficiency)	$1,578	$4	$107	$137	$(31)
Mineral property interests	886	131	83	-	514
Shareholders’ equity	2,475	146	201	158	510
Number of outstanding shares	49,522,670	29,631,003	17,631,003	12,236,638	8,903,308

No cash or other dividends have been declared.

(Cdn$)			As at March 31
Statement of Operations Data	2021	2020	2019	2018	2017
General and administrative expenses (including Share-based payments)	$2,051	$418	$521	$307	$350
Exploration costs	246	3	152	41	7
Write-down of mineral property interests	163	(27)	-	514	-
Net loss according to financial statements (IFRS)	(2,460)	(477)	(673)	(862)	(357)

The tables below include the quarterly results for the years ended March 31, 2021 and 2020.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)		Year Ended March 31, 2021
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
General and administrative expenses	$157	$250	$299	$355	$1,061
Share-based payments	-	-	-	990	990
Exploration costs	36	62	8	140	246
Write-down of mineral property interests	-	-	-	163	163
Net loss according to financial statements	193	312	307	1,648	2,460
Net loss from continuing operations per common share	0.01	0.01	0.01	0.04	0.07

(Cdn$)		Year Ended March 31, 2020
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
General and administrative expenses	$138	$22	$33	$225	$418
Exploration costs	3	-	-	-	3
Write-down of mineral property interests	-	-	-	27	27
Net loss (income) according to financial statements	141	22	33	252	448
Net loss from continuing operations per common share	0.01	0.00	0.00	0.02	0.05

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

Financial Risk Factors

First Energy has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition, all of the Company’s projects have a financial statement value of zero. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2021, is $39,102,358), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2021, the Company had working capital of $1,578,243, compared to working capital of $4,299 at March 31, 2020. Working capital is defined as current assets less current liabilities.

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

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2022. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable. If the Company fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

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

Other Risk Factors

First Energy business operations could be adversely affected by the continued outbreak of COVID-19. In March 2020, the World Health Organization declared coronavirus COVID-19, a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. To date, the Company has not experienced any significant impact to its business, results of operations, financial position and cash flows as result of the pandemic. However, it is not possible for the Company to predict the duration or magnitude of the adverse results of the pandemic and its impact on the Company’s future business or results of operations.

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

First Energy’s title to mineral property interests may be challenged. Although the Company has done a review of titles to its mineral interests, it has not obtained title insurance with respect to its properties and there is no guarantee of title. The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company’s Canadian mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future. The Company’s mineral properties in British Columbia are early-stage exploration and have no known mineral resources or reserves.

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

ITEM 4. INFORMATION ON THE COMPANY A. History and Development of the Company

The Company’s executive office is located at:
700 West Georgia Street, 25th Floor
Vancouver, British Columbia, Canada, V7Y 1B3
Telephone: (604) 375-6005
Email: info@firstenergymetals.com
Website: www.firstenergymetals.com

The mailing address of the Company is Suite 2421, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3. The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the Canadian Securities Exchange (“CSE” or the “Exchange”) under the symbol “FE”. Prior to March 1, 2019, the Company’s common shares were trading on the TSX Venture Exchange (“TSX-V”) under the symbol “FE”. The Company shares are quoted on the OTCQB, (also under the symbol “FEMFF”), an electronic trading platform operated by the OTC Markets Group Inc. The Company’s common shares are also quoted on the Frankfurt market under the symbol “A2JC89”.

The Company was incorporated under the laws of the Province of British Columbia, Canada on October 12, 1966. Effective March 29, 2004, the Company Act (British Columbia) was replaced by the Business Corporations Act (British Columbia). The Business Corporations Act (British Columbia) does not require a company’s Notice of

Articles to contain a numerical limit on the authorized capital with respect to each class of shares. Effective September 21, 2004, the Company altered the authorized capital of the Company from 50,000,000 shares without par value to an unlimited number of shares without par value. By Special Resolution effective June 23, 2011, shareholders approved the adoption of new articles for the Company. See Item 10B - Memorandum and Articles of Association.

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed years, the Company has been principally attempting to locate deposits of precious metals in the Canadian provinces of British Columbia, Ontario and Quebec.

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

Under the terms of the Phyllis Amendment Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing	20,000 (paid)	100,000 (issued)	Nil	Nil
September 1, 2020(i)	35,000 (accrued)	150,000 (issued)	75,000 (completed)	75,000 (completed)
December 31, 2020(i)	35,000 (accrued)	150,000 (accrued)	25,000 (completed)	100,000 (completed)
June 1, 2021(i) (outstanding)	50,000	200,000	25,000	125,000

(i) Both parties remain in active negotiations for an amendment agreement. Subsequent to March 31, 2021, cash and share issuances past due remain outstanding and have not been accrued whilst the both parties negotiate an amendment.

Under the Phyllis Amendment Agreement, the Phyllis Property is subject to a 3% Net Smelter Return (“NSR”) royalty upon commencement of commercial production. The Company will have the option to reduce the NSR to 2.0% by paying $1,000,000.

The Company is currently in default of certain cash payments and share issuances under the Phyllis Amendment Agreement, while the Company and the Optionor are in active negotiations for an amendment agreement.

Red Lake Property

On September 14, 2020, the Company entered in an option agreement to acquire a 100% interest in the Red Lake Property (“Red Lake”). The Red Lake property is located in the Red Lake Mining District of North-western Ontario and consists of 94 mining cell claims covering 1,880 hectares in the Ball and Todd townships.

On February 28, 2021, the Company entered into an amended option agreement which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the Properties Option Agreement, as noted below.

Under the terms of the amended Red Lake option agreement, the Company has the option to acquire a 100% interest in the Red Lake Property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
July 31, 2021	10,000	250,000	Nil	Nil
December 31, 2021	Nil	Nil	100,000	100,000
March 31, 2022	50,000	2,500,000	Nil	100,000
July 31, 2022	Nil	Nil	150,000	250,000

The Properties are subject to a 3.0% NSR royalty of which the Company will have the option to reduce the NSR by 1.5% by paying $250,000.

Scramble Mine Gold Property

The Company entered into an option agreement to acquire the Scramble Mine Gold Property, located in northwestern Ontario, Canada. Pursuant to an agreement between the optionor and the Company dated June 1, 2020 (the "Effective Date"), the Company obtained the option to acquire a 100% interest in the Property by completing the following cash payments, common shares issuances and exploration expenditures as follows:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing (issued)	Nil	400,000	Nil	Nil
September 1, 2020 (completed)	Nil	-	30,000	30,000
June 2, 2021(i)	Nil	300,000	40,000	70,000
June 2, 2022	Nil	300,000	80,000	150,000
June 2, 2023	100,000	Nil	100,000	250,000

The Scramble Mine Gold Property is subject to a 3% NSR royalty. The Company will have the option to reduce the NSR to 2.0% by paying $500,000.

Shaw Gold Property

On September 18, 2020, the Company entered into an option agreement with Gravel Ridge Resources Ltd. to acquire a 100% interest in the Shaw Gold Property (“Shaw Gold”). Shaw Gold is located in Timmins Area Ontario, Canada and is comprised of 18 claims covering approximately 693hectares in the Shaw, Eldorado and Whitney Townships near Timmins, Ontario.

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Shaw Gold property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of First Energy common shares
On signing (paid and issued)	10,000	600,000
September 18, 2021	18,000	Nil
September 18, 2022	28,000	Nil
September 18, 2023	40,000	Nil

The Properties are subject to a 1.5% NSR royalty.

British Columbia

Kokanee Creek and Independence Gold Properties

On March 17, 2020, the Company entered in an option agreement to acquire 100% interest in the Kokanee Creek and Independence Gold Properties (the “Properties”). The Properties are located in British Columbia and consist of 5 claims covering 2690 hectares.

On February 28, 2021, the Company entered into an amended option agreement which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the Properties Option Agreement.

Under the terms of the Properties amended option agreement, the Company has the option to acquire a 100% interest in the Kokanee Creek Property and Independence Gold Property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing (paid)	10,000	Nil	Nil	Nil
December 31, 2021	40,000	2,500,000 (issued)	100,000	100,000
March 31, 2022	75,000	2,500,000	150,000	250,000

The Properties are subject to a 3.0% NSR royalty of which the Company will have the option to reduce the NSR by 2.0% by paying $1,000,000 for each 1% of the NRS.

The Company has decided not to pursue further exploration work on the Independence Gold Property following assay results from its July 2020 exploration work on the property which indicated low values of gold, silver, and base metals.

Bald Eagle Silver Property

On August 11, 2020, the Company entered into a purchase agreement with Geomap Exploration Inc. to acquire a 100% interest in the Bald Eagle Silver property (“Bald Eagle”). On February 28, 2021, the Company entered into an amended option agreement which amended the due date for the share issuance under the Bald Eagle Agreement. Under the terms of the amended Bald Eagle purchase agreement, the Company will acquire a 100% interest in the Bald Eagle Silver property by way of issuing 550,000 common shares of the Company on or before December 31, 2021 (issued on April 20, 2021). Bald Eagle is subject to a 2.0% Net Smelter Return (“NSR”) royalty of which the Company will have the option to reduce the NSR to 1.0% by paying $500,000.

The Bald Eagle property is located in the Alberni Mining Division of British Columbia and consists of 3 mining claims covering 1,014 hectares.

Kaslo Property

The 100% Company owned 4,000 Ha Kaslo Silver Property (“Kaslo”), a silver target, hosts eleven historic high-grade silver mineralized zones within 14 kilometres of favourable horizon. Nine high-grade silver-lead-zinc mines operated on Kaslo at various times from 1895 to 1966. The property is located 12 kilometres west of Kaslo in southern British Columbia. The Company has no plans to conduct exploration work at this time.

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

Quebec

Titan Gold Property

On October 2, 2020, the Company entered into an option agreement with Gravel Ridge Resources Ltd. to acquire a 100% interest in the Titan Gold Property (“Titan Gold”). Shaw Gold is located in the Abitibi Greenstone Belt, Quebec, Canada and is comprised of 80 mining claims covering approximately 11,000 hectares in the regional county municipal of Jamesie in Quebec.

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Titan Gold property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of First Energy common shares
On signing (paid and issued)	12,500	600,000
October 2, 2021	18,000	Nil
October 2, 2022	28,000	Nil
October 2, 2023	40,000	Nil

The Properties are subject to a 1.5% Net Smelter Return (“NSR”) royalty.

Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (“Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering over 937 hectares located in the Abitibi area of western Quebec.

Under the terms of the Augustus Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing (paid and issued)	35,000	500,000	Nil	Nil
January 18, 2022	40,000	500,000	50,000	50,000
January 18, 2023	45,000	500,000	150,000	200,000
January 18, 2024	60,000	500,000	350,000	550,000

The Augustus Lithium Property is subject to a 2% NSR royalty.

Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (“Abitibi Agreement”). The Abitibi Lithium property is comprised of 242 mineral claims covering over 12,769 hectares located in the Abitibi area of western Quebec.

Under the terms of the amended Abitibi Agreement, the Company will acquire a 100% interest in the Abitibi Lithium property by way of issuing 4,100,000 common shares of the Company and by paying $250,000 (issued and paid as of April 30, 2021). The Abitibi Lithium Property is subject to a 3% NSR royalty.

Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (“Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering over 671 hectares located in the Landrienne Township area of Quebec.

Under the terms of the Canadian Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares
On signing (paid and issued)	15,000	325,000
February 3, 2022	20,000	250,000
February 3, 2023	25,000	300,000

The Canadian Lithium Property is subject to a 2% NSR royalty.

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

McNeely Lithium Property, Quebec

The Company entered into a purchase agreement to acquire a 100% interest in the McNeely Lithium property on June 7, 2021. The McNeely Lithium Property is comprised of 66 mining claims covering a total area of 2,276.49 hectares located in LaCorne, Landrienne and Figuery Townships, Province of Quebec, Canada.

Under the terms of the McNeely Agreement, the Company will acquire a 100% interest in the McNeely Lithium property by way of issuing 2,000,000 common shares of the Company and by paying $250,000, which were issued and paid as of June 30, 2021. The McNeely Lithium Property is subject to a 3% NSR royalty.

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

The Company has historically been a junior resource company engaged in the exploration and development of mineral properties. It currently maintains early-stage exploration properties in Canada.

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

Exploration Projects - British Columbia, Ontario and Quebec Properties

The Company has several early-stage exploration properties located in Canada. The Kokanee Creek Property, Independence Gold Property, Kaslo Property, Bald Eagle Silver and Kootenay Lithium Project are located in British Columbia, the Phyllis Cobalt Property, Shaw Gold, Red Lake Gold, and Scramble Gold Property are located in Ontario and Titan Gold, Abitibi Lithium Augustus Lithium, Canadian Lithium, McNeely Lithium Property and Russel Graphite are located in Quebec.

(1) Augustus Lithium Property, Quebec

The Augustus Lithium Property is located in Landrienne & Lacorne-Townships, Quebec, Canada. The Augustus Lithium property is comprised of 21 mineral claims covering over 937 hectares located in the Abitibi area of western Quebec.

The Property is a part of the Preissac-Lacorne pegmatite fields where spodumene bearing lithium pegmatites were discovered in 1940s'. The geology and the mineralization of the Augustus property are similar to the geology and mineralization of the Quebec Lithium Mine located approximately 6 kilometers to the southeast of the property. It has excellent infrastructure support with road network, railway, electricity, water, and trained manpower available locally. Geologically the Preissac-Lacorne area lies within a belt of volcanic and sedimentary rocks intruded to the north by LaMotte batholiths and to the south by the Preissac batholiths and Moly Hill pluton.

There are several historical and currently active lithium and molybdenum prospects/mines located approximately 3 km to 20 km from the Property. Some of the important prospects/mines are: Mine Quebec Lithium which was formerly owned by RB Energy, Authier Lithium owned by Sayona Mining of Australia, Valor Lithium, Duval Lithium, Lacorne Lithium, International Lithium, Vallee Lithium, and Moly Hill Mine. All these projects / prospects are at various stages of exploration and development, out of which Mine Quebec Lithium is the most advanced project followed by Authier lithium project.

Highlights of 2021 drill results:

  Drill hole LC21-003 intersected a six-meter-wide zone with 0.62 percent (%) lithium oxide (Li2O) at 45 metres (m) depth including a two metres wide intersection with 1.35% Li2O at 48 m depth. A second two-meter-wide pegmatite intersection assayed 0.63% Li2O at 73 m depth;

  Drill hole LC21-12 intersected a 10-meterwide zone with 1.11 percent (%) lithium oxide (Li2O) at 110 metres (m) depth. There are anomalous values of other rare metals as well including average values of niobium (Nb) 99.78 parts per million (ppm), rubidium (Rb) 1,609.7 ppm, tantalum (Ta) 65.16 ppm, beryllium (Be) 200.7 ppm, cesium (Cs) 60.55 ppm. Average value of iron (Fe) is 0.494%;

    Drill hole LC21-16 intersected a 19-meter-wide zone with 1.17 percent (%) lithium oxide (Li2O) at 126 metres (m) drilled depth.

  (2) Canadian Lithium Property, Quebec

  The Canadian Lithium property is comprised of 12 mineral claims covering over 671 hectares located in the Landrienne and La Corne Township areas approximately 40 kilometres northwest of the town of Val d'Or, Quebec.

  The Canadian Lithium Property is a worked deposit located in Range 1 lot 25-26 in the Landrienne Township at G.P.S 284861 E - 5368288 N. The main outcrop was discovered in 1948 near the boundary line separating the Landrienne and Lacorne Townships. A group of parallel pegmatite dykes associated with Lacorne Batholith contains aggregates of spodumene, lepidolite, quartz and feldspar accompanied by traces of beryl, clevelandite, colombo-tantalite. Historical drilling in 1955 on claim CDC-2196058 documented on the Quebec Ministry of Energy and Natural Resources (MERN) database indicate a total of 12 drill holes with a cumulative drilling 1,454 metres indicating extension of Canadian Lithium deposit to the west on this newly acquired claim.

  Highlights of 2021 exploration work:

    April 27, 2021 announced assay results of channel samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut a 32-meter-wide section with an average of 0.74% Li2O which includes 14 meters of spodumene pegmatite with 1.61 percent lithium oxide;

    May 4, 2021 announced assay results of the "Channel 21-2E" samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut a 31-meter-wide section with an average of 0.37% lithium oxide which includes 4 meters of spodumene pegmatite at 1.20 percent Li2O;

    June 15, 2021 announced assay results of the north extension of the "Channel 21-2E" samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut an 8-meter-wide section with an average of 1.44% lithium oxide (Li2O).

  (3) Abitibi Lithium Property, Quebec

  The Abitibi Lithium property is comprised of 242 mineral claims covering over 12,769 hectares located in the Abitibi area of western Quebec, approximately 40 kilometres northwest of the town of Val d'Or, Quebec. The Abitibi Lithium Property claims are spread in several claim blocks of which some of the claims are located adjacent to the Augustus Lithium Property claims.

  (4) Kokanee Creek Gold Property and Independence Gold Property

  Kokanee Creek Gold Property

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

  Highlights of Fiscal 2021 exploration work:

    Silver (Ag) values are in the range of 0.19 grams per tonne (g/t) to 43.69 g/t with average of 27 samples is 7.95 g/t, while seven samples are over 10 g/t, and two samples are 43.69 g/t.

    Gold (Au) values are 0.006 g/t to 0.211 g/t with average 0.054 g/t.

    Zinc is from 29.3 parts per million (ppm) to over 10,000 ppm (>1% Zn), where three samples are over the laboratory's method detection limits of 10,000 ppm.

    Cobalt (Co) is from one ppm to over 2,000 ppm (>0.2%) where one sample is over the laboratory's method detection limits of 2,000 ppm.

    Tungsten (W) is from less than 0.1 ppm to over 100 ppm (>100ppm) where one sample is over the laboratory's method detection limits of 100 ppm.

  Historical work highlights for the property are provided below:

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

  Independence Gold Property

  The Independence Gold Property consists of two mineral claims (Independence 1 and 2) covering approximately 1,099.43 hectares land in south-eastern British Columbia, Canada. It is road accessible, located 20 to 29 kilometres to the southeast of Nakusp, British Columbia, Canada, on the eastern slope of Silver Mountain on NTS map 082K. The most common type of deposit in the Nakusp area is the lead-zinc-silver-gold bearing quartz veins in graphitic shear zones.

  Historical work highlights for the property are provided below:

    Excellent infrastructure support, road accessible, located 20 to 29 kilometres to the southeast of Nakusp, BC, on the eastern slope of Silver Mountain;

    Located in the vicinity of an active mining area with historical placer and lode gold mining in Columbia River, Miner City and Caribou Creek during the late 1800s’ and early 1900s’. Several gold discoveries were made during that period, including Millie Mac Mine which produced 300 tons grading 1 oz/t gold and 70 oz /tons silver until 1930s;

    There are three mineral showings (Minfile occurrences) on the Property: i. Independence, ii. Big Spring, and iii. Slewiskin;

    Independence showing, also mentioned as possible Chieftain workings was sampled in 1984-85 period by Falconbridge;

    The Slewiskin gold occurrence (as described on BC MTO Website) has quartz veins ranging in width from 2 to 30 centimetres are exposed (Assessment Report 13341) along logging roads on the historical Dore, Sub 1 and Sub 2 claims. The highest being 10.1 grams per tonne gold in sample 89108 (Assessment Report 13341);

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

  The Company will not pursue completing any further exploration work on the Independence Gold Property following assay results from its July 2020 exploration work on the property which indicated low values of gold, silver, and base metals.

  (5) Scramble Gold Property

  The Scramble Mine Gold property is comprised of six mining claims covering approximately 140 hectares land, located in Jaffray Township, Kenora Mining District, approximately 8 kilometres east of the town of Kenora in Northwestern Ontario. The mine was discovered in 1894 but after an initial exploration phase remained essentially dormant until 1984 when Boise Cascade Canada Ltd. commenced an evaluation of the property. Since 1984, approximately 5,200 metres of diamond drilling, 250 metres of surface stripping with sampling and 450 metres of underground development have taken place. The zone of mineralization, including pyrite-gold enriched biotite-rich schist felsic units and veins, extends on surface and in drill holes for about 550 metres. Size of the deposit is 915 meters (m) long along strike, 3.7 m wide and 366 m to 475 m deep. Historical resource at the Property is estimated at 150,000 tons at an average grade of 0.24 ounces per ton (opt) (6.8 grams/ton) (having grades of up to 9.15 opt (259 grams/ton). The deposit is documented to have 70,000 ounces of contained gold using a cut-off grade of 0.05 opt (1.42 grams/ton).

  Highlights of Fiscal 2021 Phase 1 and Phase 2 exploration programs:

    Average value of gold in grab samples from the Phase 2 samples was 29.34 grams per tonne (1.03 ounces per tonne);

    Phase 2 gold assays ranged from 5.03 grams per tonne (0.18 oz/t) to 82.30 (2.90 oz /t) with two samples assaying over 2 oz/t, with all samples assaying over 5 grams per tonne gold;

    Phase 1 exploration intersected 2 meters of average 4.69 grams per ton (g/t) gold (Au) in channel samples (Samples #294304 and 294305), with one-meter channel sample (#294304) assayed 3.24 g/t gold and 5.93 g/t silver, and second one-meter channel sample (#294305) assayed 6.15 g/t gold;

    Phase 1 average of four-meter-thick channel sampling across quartz vein material is 2 g/t gold;

    The Phase 1 channel samples were collected 320m along strike from the historic shaft of the Scramble mine indicating continuity reports and data.

  The Company wants to caution that grab samples from the Phase 2 work are selected samples and are not necessarily representative of the mineralization hosted on the property.

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

  (6) Phyllis Cobalt Property, Ontario

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

  (7) Bald Eagle Silver Property, British Columbia, Canada

  The Bald Eagle Property consists of three mining claims covering approximately a 1,014-hectare area in Alberni Mining Division, British Columbia, Canada is located 30 km to the northeast of Ucluelet and approximately 57km by road west of Port Alberni in the west coast of Vancouver Island.

  (8) Titan Gold Property, Quebec, Canada

  The Titan Gold property is comprised of 80 mining claims covering approximately 11,000 acres land in the "municipalité régionale de comté" "regional county municipal" ("MRC") of Jamesie in Quebec.

  (9) Shaw Gold Property, Ontario, Canada

  The Shaw Gold Property gold property is comprised of 18 single or multi-cell claims covering approximately 693 hectares located in Shaw, Eldorado, and Whitney Townships, near Timmins Ontario. The property is located just 7km southeast of Newmont's Dome Open pit and 5km south of the Destor-Porcupine Deformation Zone.

  (10) Red Lake Gold Property, Ontario, Canada

  The Red Lake Gold Property is located in the Red Lake Mining District, Northwestern Ontario, Canada. The Property is comprised of 94 mining cell claims covering approximately 1,880 hectares land in Ball and Todd townships. Geologically, the area is underlain by the Red Lake greenstone belt of Ontario, an accumulation of Archean-age metavolcanic, metasedimentary, and intrusive rocks comprising a portion of the Uchi Sub-province of the Superior Province of the Canadian Shield.

  The Red Lake Gold Property is located in the prolific Red Lake gold mining camp which is one of the largest gold camps in North America with a 457 square kilometres land package famous for its high-grade gold deposits with historical production exceeding 30 million ounces of gold, mostly from the iconic Campbell and Red Lake gold mines and ten smaller mines.

  (11) Kaslo Property, British Columbia

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

  Exploration Amounts Expensed

  Exploration expenses in the five fiscal years ended March 31:

Year	2021	2020	2019	2018	2017
British Columbia
Kokanee Creek	$48,820	$Nil	$Nil	$Nil	$Nil
Kaslo Silver Property	Nil	Nil	Nil	260	260
Kootenay Lithium	Nil	3,028	5,038	868	6,892
Ontario
Shaw Gold
Phyllis Cobalt	Nil	Nil	119,813	32,929	Nil
Scramble Gold	49,229	Nil	Nil	Nil	Nil
Shaw Gold	713	Nil	Nil	Nil	Nil
Quebec
Titan Gold	50,637	Nil	Nil	Nil	Nil
Augustus Lithium	68,352	Nil	Nil	Nil	Nil
Canadian Lithium	14,750	Nil	Nil	Nil	Nil
General Exploration	13,600	Nil	5,995	6,910	Nil
Total	$246,101	$3,028	$151,846	$40,967	$7,152

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

  The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at March 31, 2021.

  A. Operating Results

  Year ended March 31, 2021 compared to year ended March 31, 2020

  The net loss and comprehensive loss for the year ended March 31, 2021 (the “Current Year”) was $2,459,661 compared to a net loss for the year ended March 31, 2020 (the “Comparative Year”) of $447,629. The increase in net loss of $2,012,032 was primarily due to the following:

    Consulting fees were $353,751 in the Current Year, an increase of $80,251 over the Comparative Year. The increase for the Current Year was primarily the result of corporate advisory and development fees incurred;

    Exploration and evaluation expenditures were $246,101 in the Current Year, an increase of $243,073 over the Comparative Year. The increase is due to several exploration programs conducted during the Current Year on its lithium and gold prospects;

    Professional fees were $60,370 in the Current Year, an increase of $20,119 over the Comparative Year. The increase was primarily due to legal fees associated with the increase in the Company’s activities during the Current Year;

    Salaries, fees and benefits were $146,500 in the Current Year, an increase of $76,500 over the Comparative Year. The increase in compensation is due primarily to the increase in the Company’s operating activities;

    Shareholder communications increased by $465,237 from $21,799 in the Comparative Year to $487,036 in the Current Year. The increase is primarily due to multiple shareholder and investor programs initiated during the Current Year. In Fiscal 2021, the Company initiated shareholder communication programs focused on increasing market and investor awareness of the Company by engaging several groups to assist in growing the Company’s online and digital media presence throughout North America and European markets. Additionally, the Company’s incurred costs associated with the initial listing of the Company on the OTCQB as well as on their ongoing filing fees. The normal course of business expenses such as transfer agent fees, website maintenance and news release costs were also higher due to the increase in the Company’s activities in the Current Year;

    Share-based compensation was $990,321 in the Current Year, while the Comparative Year had $Nil expense. The increase in expense was the estimated fair value of the stock options granted to director, officers and consultants during the Current Year;

    Write-down of exploration and evaluation assets was $163,375 for the Current Year (Comparative Year - $27,000) was due to the Company’s write down all the deferred costs of the Independence Gold Property as it will not be pursuing any further exploration work on the property.

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

  B. Liquidity and Capital Resources

  Financial Conditions for the year ended March 31, 2021

  The Company’s major source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares during each of the last several years, pursuant to private placement financings and the exercise of warrants and options.

  There is no assurance that the Company will be continue to be successful with any financing ventures. Please refer to Item 3 - Key Information - section D - Risk Factors in this document.

  At March 31, 2021, the Company had working capital of $1,578,243 defined as current assets less current liabilities, compared with a working capital of $4,299 at March 31, 2020.

  First Energy began the year ended March 31, 2021, with $223,239 in cash. During the year ended March 31, 2021, the Company expended $1,193,289 on operating activities, net of working capital changes, expended $220,171 on investing activities attributable to property acquisition costs, and generated $3,348,909 from financing activities which was attributable to proceeds from share issuances, net of share issue costs, to end at March 31, 2021 with $2,158,688 in cash.

  The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption - see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

  Operations for the year ended March 31, 2021, have been funded primarily from loans and share subscriptions made by insiders, officers and directors and through the issuance of equity.

  Capital Resources

  As discussed above, at March 31, 2021, the Company’s working capital was $1,578,243 compared to a working capital of $4,299 at March 31, 2020. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company has sufficient working capital to meet its obligations in the ordinary course of business but is attempting to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s operations and meet its property exploration obligations by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing. The Company will select whichever funding options are available and are in the best interest of the shareholders.

  The Company had 49,522,670 common shares issued and outstanding as at March 31, 2021 (March 31, 2020 -29,631,003).

  Share Capital

  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

  Fiscal 2021 and subsequently up to July 27, 2021

  During fiscal year 2021 and subsequently up to July 27, 2021, 6,698,667 share purchase warrants were exercised for the issuance of 6,698,667 common shares for total proceeds from the exercise was of $1,137,600. Fair value of the warrants exercised for the share issued was $239,467.

  On December 31, 2020, the Company closed the first tranche of a non-brokered private placement, consisting of 1,000,000 Flow-Through Units (“FT Units”) for gross proceeds of $250,000. Each FT Unit consists of one flow-through common share at a price of $0.25 per FT share and one non-flow-through common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 for a period of three years from the issue date.

  On January 27, 2021, the Company closed the second and final tranche of balance a non-brokered private placement, consisting of 400,000 Flow-Through Units (“FT Units”) and 1,250,000 non-flow through units (“NFT Units”) for gross proceeds of $350,000. Each FT Unit consists of one flow-through common share at a price of $0.25 per FT share and one non-flow-through common share purchase warrant. Each NFT Unit consists of one common share and one common share purchase warrant at a price of $0.20 per NFT Unit. Each warrant entitles the holder to purchase one common share at a price of $0.40 for a period of three years from the issue date.

  On March 4, 2021, the Company closed a non-brokered private placement, consisting of 4,000,000 Flow-Through Units (“FT Units”) and 2,950,000 non-flow through units (“NFT Units”) for gross proceeds of $1,550,000. Each FT Unit consists of one flow-through common share at a price of $0.24 per FT share and one non-flow-through common share purchase warrant. Each NFT Unit consists of one common share and one common share purchase warrant at a price of $0.20 per NFT Unit. Each warrant entitles the holder to purchase one common share at a price of $0.40 for a period of two years from the issue date.

  On June 3, 2021 the Company closed a non-brokered private placement for aggregate gross proceeds of $1,000,000 through the issuance 2,003,376 flow-through units ("FT Units") at $0.385 per FT Unit for proceeds of $771,299.76 and 682,687 Unit at $0.335 per Unit for proceeds of $228,700.24. Each flow-through unit consists of one common share and one-half of one common share purchase warrant. Each whole flow through warrant entitles the holder to purchase one common share at a price of $0.45 for a period of two years from the issue date. Each hard-dollar unit consists of one common share and one common share purchase warrant. Each hard-dollar warrant entitles the holder to purchase one common share at a price of $0.40 for a period of two years from the issue date.

  Fiscal 2020

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

  Stock Options

  During the year ended March 31, 2021, pursuant to the Company’s stock option plan, the Company granted 2,640,000 stock options at an exercise price of $0.21 per share, expiring on February 9, 2026 and 1,300,000 at an exercise price $0.35, expiring on February 11, 2026. The Company granted stock options to directors, officers and consultants.

  During the years ended March 31, 2020 and March 31, 2019, the Company did not issue or have any issued and outstanding stock options.

  Financing Activities

  The Company estimates that it will require additional financing to carry out its exploration plans and operations through the next twelve months. This could involve joint venture, equity financing, or other forms of financing.

  Going Concern

  At March 31, 2021, the Company has working capital of $1,578,243. Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months. Therefore, the Company will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

  The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

  Plans for Fiscal 2022

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

  As at July 27, 2021, the Company had the following common shares issued and outstanding

Authorized: an unlimited number of common shares without par value.	Common shares issued and outstanding	Share purchase warrants	Stock options
Outstanding at July 27, 2021	59,288,894	11,746,197	4,790,000

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

  F. Tabular disclosure of contractual obligations

  The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2021:

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

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES A. Directors and Senior Management

  The following table lists the directors and senior management of the Company as at March 31, 2021. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 27, 2021	Principal Business Activities Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	Targeted Microwave Solutions Inc.	754,801	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary	Medgold Resources Corp.
  Petrichor Energy Inc
  Phyto Extractions Inc.
  Altima Resources Inc.
  Consolidated Odyssey Exploration Inc.
  Odyssey Petroleum Corporation
  American Biofuels Inc.
  Iconic Minerals Ltd.
	Targeted Microwave Solutions Inc.	Nil	Consultant to companies in the junior resource sector

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 27, 2021	Principal Business Activities Outside the Company
Craig Alford (3) Director	Barrel Energy Inc. Evergreen- Agra Inc. Verde Science Inc.	Nil	Geologist
Jason Grewal	None	Nil	Lawyer
Jodie Gibson (5)	None	Nil	Geologist
(1)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.
(2)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.
(3)	Craig Alford was appointed Director of the Company on October 7, 2019. Mr. Alford holds both a Bachelor of Science (Hons) and a Master of Science in Geology. He is a registered Professional Geoscientist (P. Geo) in Ontario and is a Qualified Person, as defined in National Instrument 43-101. During his 30 years of experience worldwide, Mr. Alford has designed, managed and provided technical direction for projects throughout North and South America, China, Central Asia, Russia, Australia and Africa. Mr. Alford’s experience has included senior positions for a number of large mining companies including, Zijin Mining Group, China Railway, and Teck Mining Ltd.
(4)	Jason Grewal was appointed to the Company’s board of director on October 23, 2019. Mr. Grewal is a solicitor in England and Wales and admitted as an attorney in the state of New York. He has studied law at the London School of Economics, and holds a law degree from the University of London, an LLM in international business law from the IE Law School in Madrid and an MSc in global finance from Cass Business School in London. He has experience working in Canada, the United States and the United Kingdom, and in Europe. He has advised on various capital market transactions in various jurisdictions, and has experience working with both international law firms and multinational corporations.
(5)	Jodie Gibson was appointed to the Company’s board of director on March 23, 2021. Mr. Gibson is an exploration geologist with over 14 years mineral exploration experience throughout the North American Cordillera from Alaska to Mexico; including syngenetic and epigenetic precious and base metal systems. He was the Project Manager of the Underworld Resources Inc. exploration team that discovered and defined the Golden Saddle and Arc deposits. Prior to joining the Company, Mr. Gibson was serving as Vice President Exploration for White Gold Corp where he oversaw over $30 million in exploration activities over the previous three years with highlights including expansion of the Golden Saddle and Arc deposits and five new discoveries across the White Gold district: including the high-grade Vertigo discovery on the JP Ross property. Mr. Gibson holds a Bachelor of Science Degree and a Master of Science Degree from Indiana State University and is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

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

  B. Compensation

  Compensation of Executive Officers

  “Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2021;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2021;

(c)

  Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

  Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2021.

  The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2021.

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

  Option-Based Awards

  The board of directors of the Company adopted a stock option plan, as amended (the “Plan”), effective December 8, 2018, which has been most recently approved by the shareholders of the Company on December 4, 2020, at the Company’s AGM on that date. The number of shares in respect of which options may be granted under the plan shall not exceed 10% of the issued and outstanding common shares of the Company at the relevant grant date. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

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

  At March 31, 2021, and at July 27, 2021, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 4,952,267 and 5,928,889 of the issued and outstanding common shares at the respective dates. There were 3,940,000 and 4,790,000 stock options outstanding at March 31, 2021 and July 27, 2021 respectively.

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

  Summary Compensation Table

  The compensation paid to the NEOs during the year ended March 31, 2021 is as set out below:

					Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen sation ($(3))	Total Compen sation ($)
NEO Name and Principal Position	Year (1)	Salary/ Fees ($)	Share- Based Awards ($)	Option- Based Awards (2) ($)	Annual Incentive Plans	Long- term Incentive Plans
Gurminder Sangha (4) President and CEO	2021	146,500	N/A	161,328	N/A	N/A	N/A	Nil	Nil
Jurgen Wolf (5) CFO and Corporate Secretary	2020	1,500	N/A	37,470	N/A	N/A	N/A	Nil	Nil
(1)	Financial years ended March 31.
(2)	The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.

  As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

  Incentive Plan Awards

  Outstanding Share-Based Awards and Option-Based Awards

  The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2021, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Gurminder Sangha	775,000	0.21	February 9, 2026	100,750	N/A	N/A
Jurgen Wolf	180,000	0.21	February 9, 2026	23,400	N/A	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

  Incentive Plan Awards - Value Vested or Earned During the Year

  The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2021, for each NEO:

Name	Option-based awards - Value vested during the year (1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year (2) ($)
Gurminder Sangha	100,750	N/A	N/A
Jurgen Wolf	23,400	N/A	N/A
(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

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

  Director Compensation Table

  The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Craig Alford	Nil	Nil	41,633	Nil	Nil	8,500	50,133
Jason Grewal	Nil	Nil	31,225	Nil	Nil	Nil	31,225
Lyle McLennan (1)	Nil	Nil	26,021	Nil	Nil	5,000	31,021
Jodie Gibson	Nil	Nil	52,041	Nil	Nil	Nil	52,041
(1)	Mr. McLennan resigned as a director on March 23, 2021.

  Outstanding Share-based Awards and Option-based Awards

  There were no option-based awards outstanding as at the financial year ended March 31, 2020 for the Company’s directors, whose awards are not already provided in the disclosure for NEOs.

  Incentive Plan Awards - Value Vested or Earned During the Year

  The following table sets out all incentive plans (value vested or earned) during the financial year ended March 31, 2021, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based Awards - Value Vested During the Year (1)(2)(3) ($)	Share-based Awards - Value Vested During the Year (3) ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year (3) ($)
Craig Alford	26,000	N/A	N/A
Jason Grewal	19,500	N/A	N/A
Lyle McLennan (4)	16,250	N/A	N/A
Jodie Gibson	32,500	N/A	N/A
(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.
(2)	Under the terms of the Plan, all options vest upon the grant date.
(3)	The Company does not have incentive plan awards in place other than option-based awards.
(4)	Mr. McLennan resigned as a director on March 23, 2021.

  Securities Authorized for Issuance under Equity Compensation Plans

  Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	3,940,000	$0.26	1,012,267
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,940,000	$0.26	1,012,267
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at March 31, 2021.

  Indebtedness of Directors and Executive Officers

  None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

  Aggregated Options Exercises during the Most Recently Completed Financial Year

  None.

  C. Board Practices

  The Company has five directors as of July 27, 2021, namely: Gurminder Sangha, Jurgen Wolf, Craig Alford, Jason Grewal and Jodie Gibson. Mr. Sangha, Mr. Wolf, Dr. Alford, Mr. Grewal and Mr. Gibson were appointed on December 22, 2017, February 22, 2018, October 7, 2019, October 23, 2019 and March 23, 2021, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

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

  Audit Committee

  As of July 27, 2021, Gurminder Sangha, Jason Grewal and Jodie Gibson are the members of the Company’s audit committee and with Mr. Grewal acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

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

  D. Employees

  At March 31, 2021, the Company did not have any employees.

  E. Share Ownership

  See Item 6A. - “Directors and Senior Management”.

  As at March 31, 2021, there were no stock options or warrants held by the directors or members of senior management of the Company.

  The following table sets forth, as of July 27, 2021, the number of First Energy’s common shares beneficially owned by the directors and members of senior management of First Energy, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

  The shareholders listed below possess sole voting and investment power with respect to the shares shown.

  Directors and Senior Management Share Ownership as at July 27, 2021

Name of Shareholder	Number of Shares held, directly and indirectly, at July 27, 2021 (1)	% of Issued and Outstanding Shares at July 27, 2021(1)
Gurminder Sangha	345,667	0.01%
Jurgen Wolf	Nil	Nil
Jodie Gibson	Nil	Nil
Craig Alford	Nil	Nil
Jason Grewal	Nil	Nil

  (1) Based on 59,288,894 common shares issued and outstanding, and no warrants and stock options were held by officers and directors as at July 27, 2021.

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

  To the knowledge of the directors and executive officers of the Company as at July 27, 2021, there are no holders of 5% or more of the common shares of First Energy.

  The above information was obtained from SEDI and SEDAR.

  All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

  The Company’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and First Energy does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, First Energy is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 27, 2021, the Company had authorized an unlimited number of common shares without par value of which 59,288,894 were issued and outstanding.

  The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

  B. Related Party Transactions

  During the years ended March 31, 2021, 2020, and 2019, the Company:

a)	paid $148,000 (2020 - $70,000; 2019 - $39,000) to non-independent director and officers of the Company;

b)	paid fees to independent directors of $13,500 (2020 - $1,000, 2019 - $21,020);

c)	made share-based payments of $292,472 (2020 - $Nil, 2019 - $Nil).

  As at March 31, 2021, an amount of $90,365 for fees and/or expenses owed to directors and officers are included in amounts due to related parties (March 31, 2020 - $50,716; March 31, 2019 - $46,851). These amounts were settled in the ordinary course of business.

  Other than as disclosed above, there have been no transactions during the 2021 fiscal year which have materially affected or will materially affect First Energy in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to First Energy as First Energy could have obtained from unaffiliated parties.

  C. Interests of Experts and Counsel

  This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

  ITEM 8. FINANCIAL INFORMATION

  A. Consolidated Statements and Other Financial Information Statements

  The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2021, 2020, and 2019.

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

  B. Significant Changes

  There are no significant changes have occurred since the date of First Energy’s most recent audited financial statements, March 31, 2021, other than disclosed in this Annual Report on Form 20-F, items represented in Note 5 to the financial statements for the year ended March 31, 2021.

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

CSE/TSX-V: FE - Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2021	0.62	0.06
March 2020	0.295	0.035
March 2019	0.43	0.075
March 2018	0.35	0.15
March 2017	0.70	0.15

  The following table lists the volume of trading and high, low and maximum closing sales prices for shares of First Energy’s common stock for the last eight fiscal quarters and for the most recent six months. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2019 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE/TSX-V: FE - Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2021
Fourth Quarter	0.62	0.135
Third Quarter	0.235	0.135
Second Quarter	0.255	0.15
First Quarter	0.295	0.06

Fiscal 2020
Fourth Quarter	0.13	0.045
Third Quarter	0.19	0.035
Second Quarter	0.175	0.055
First Quarter	0.28	0.075

Month ended
June 30, 2021	0.35	0.205
May 30, 2021	0.38	0.27
April 30, 2021	0.40	0.33
March 31,2021	0.57	0.33
February 28, 2021	0.48	0.185
January 31, 2021	0.22	0.135

  The Company’s common stock is issued in registered form.

  B. Plan of Distribution

  This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

  C. Markets

  First Energy shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
Canadian Securities Exchange	FE
Frankfurt Stock Exchange	A2JC89
OTC Bulletin Board	FEMFF

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

  Directors - Powers and Limitations

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

  Descriptions of rights, preferences and restrictions attaching to each class of shares Common Shares

  The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 59,288,894 are outstanding as of July 27, 2021. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

  United States Tax Consequences

  United States Federal Income Tax Consequences Certain United States Federal Income Tax Consequences

  The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation - Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of our common shares, based upon their individual circumstances. The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

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

  H. Documents on Display

  Exhibits attached to this Form 20-F are available for viewing at the head office of the Company, Suite 1206 - 588 Broughton Street, Vancouver, British Columbia V6G 3E3 during normal business hours. Copies of First Energy’s financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing at www.sedar.com.

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

  The Company's management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2021. In making this assessment, they used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2021, the Company's internal control over financial reporting was and is effective, based on those criteria.

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

  ITEM 16B. CODE OF ETHICS

  The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2021 and to the date of filing of this Form 20-F.

  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

  The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2021 (1)	2020
Audit fees	$15,000	$14,000
Tax fees	900	900
Total fees	$15,900	$14,900

  (1) Estimated audit fees for the year ended March 31, 2021

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

  During the year ended March 31, 2021, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

  This annual report on Form 20-F includes the following financial statements of First Energy:

a)

  Auditors’ Report on the Statements of Financial Position as at March 31, 2021 and 2020 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2021, 2020, and 2019;

b)	Statements of Financial Position as at March 31, 2021 and 2020;

c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2021, 2020 and 2019;

d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2021, 2020 and 2019;

e)	Statements of Cash Flows for years ended March 31, 2021, 2020 and 2019; and

f)	Notes to Financial Statements for the years ended March 31, 2021, March 31, 2020, and March 31, 2019.

  ITEM 19. EXHIBITS

  The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit
Number	Description
F-1	Financial Statements for the Years Ended March 31, 2021, 2020 and 2019, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants for the years ended March 31, 2021, 2020 and 2019.
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
2.1	2020 Stock Option Plan (10% Rolling), as approved by shareholders on December 4, 2020
6.1	Calculation of earnings per share - N/A
7.1	Explanation of calculation of ratios - N/A
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer

12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

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

  Li2O - An inorganic chemical compound called Lithium Oxide.

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

  Modified grid mineral claim - A claim with north-south and east-west borders, located by using claim posts at each corner and at 500 metre intervals along each side. Each 500-metre x 500-metre interval is referred to as one unit and modified grid claims can total no more than 20 units in size.

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

  DATED: July 30, 2021