Form 20-F
period 2022-03-31
First Energy Metals Ltd
filed 2022-07-29
CIK 1066130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

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

None

Number of outstanding shares of First Energy’s only class of issued capital stock as at March 31, 2022:

78,238,894 Common Shares Without Par Value

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

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑
Emerging growth company ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐                          No ☑

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

N/A          Yes ☐                           No ☐

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

The selected financial data of First Energy Metals Limited. (“First Energy” or the “Company”) for the years ended March 31, 2022, 2021, and 2020, was derived from the Company’s financial statements as audited by DeVisser Gray LLP, Chartered Professional Accountants. The selected financial data set forth for the years ended March 31, 2019 and 2018 was derived from the Company’s financial statements, not included herein.

The Selected Financial Data should be read in conjunction with the financial statements and other financial information included elsewhere in this Annual Report.

The financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standard as issued by the International Accounting Standards Board (“IFRS”).

The basis of preparation is described in Note 2 of the financial statements.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The following table sets forth selected financial information with respect to the Company for the periods indicated and is extracted from the more detailed financial statements included herein. The following constitutes selected financial data for the Company for the last five fiscal years ended March 31, 2022, in Canadian dollars, presented in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) for the years 2022, 2021, 2020, 2019, and 2018. The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects”, and the financial statements included in Item 18.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	As at March 31,
Statement of Financial Position Data	2022	2021	2020	2019	2018
Total assets according to financial statements	$ 6,904	$ 3,180	$ 372	$ 327	$ 413
Total liabilities	429	704	226	126	255
Share capital	45,944	38,713	36,251	35,713	35,189
Warrant reserve, share-based payment reserve, share subscriptions	4,325	2,865	538	683	491
Deficit (IFRS)	(43,794)	(39,102)	(36,643)	(36,195)	(35,522)

(Cdn$)	As at March 31,
Period End Balances (as at)	2022	2021	2020	2019	2018
Working capital (deficiency)	$ 459,010	$ 1,578	$ 4	$ 107	$ 137
Mineral property interests	6,004,875	886	131	83	-
Shareholders’ equity	6,474,885	2,475	146	201	158
Number of outstanding shares	78,238,894	49,522,670	29,631,003	17,631,003	12,236,638

No cash or other dividends have been declared.

(Cdn$)	As at March 31
Statement of Operations Data	2022	2021	2020	2019	2018
General and administrative expenses (including Share-based payments)	$ 2,602	$ 2,051	$ 418	$ 521	$ 307
Exploration costs	1,609	246	3	152	41
Write-down of mineral property interests	480	163	(27)	-	514
Net loss according to financial statements (IFRS)	(4,691)	(2,460)	(477)	(673)	(862)

The tables below include the quarterly results for the years ended March 31, 2022 and 2021.

(Canadian Dollars in Thousands Except Per Share Amounts)

(Cdn$)	Year Ended March 31, 2022
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
General and administrative expenses	$ 481	$ 643	$ 857	$ (11)	$ 1,970
Share-based payments	277	168	-	187	632
Exploration costs	978	68	120	443	1,609
Write-down of mineral property interests	-	130	-	350	480
Net loss according to financial statements	1,736	1,009	977	969	4,691
Net loss from continuing operations per common share	0.03	0.02	0.01	0.01	0.07

(Cdn$)	Year Ended March 31, 2021
Statement of Operations Data	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
General and administrative expenses	$ 157	$ 250	$ 299	$ 355	$ 1,061
Exploration costs	36	62	8	140	246
Write-down of mineral property interests	-	-	-	163	163
Net loss (income) according to financial statements	193	312	307	1,648	2,460
Net loss from continuing operations per common share	0.01	0.01	0.01	0.04	0.07

B.	Capitalization and Indebtedness

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

Financial Risk Factors

First Energy has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition, all of the Company’s projects have a financial statement value of zero. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2022, is $43,793,680), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2022, the Company had working capital of $459,010, compared to working capital of $1,578,243 at March 31, 2021. Working capital is defined as current assets less current liabilities.

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

Estimated mineral resources may also require downward revisions based on changes in metal prices and further exploration or development activity. This could materially and adversely affect estimates of the tonnage or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource and reserve of estimates. Any reduction in estimated mineral reserves or estimated resources as a result could require material write downs in investment in the affected mining property, which could have a material and adverse effect on the Company’s results of operations and financial condition.

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

Under the terms of the Phyllis Amendment Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by completing the following: issuing $140,000 in option payments, issuance of 600,000 common shares of the Company and completing $125,000 in exploration expenditures by June 2021. The Phyllis Property is subject to a royalty equal to 3% Net Smelter Return (“NSR”) royalty upon commencement of commercial production. The Company will have the option to reduce the NSR to 2.0% by paying $1,000,000.

The Company is currently in default of certain cash payments and share issuances under the Phyllis Amended Option Agreement and as result wrote-off all deferred costs incurred to date, while the Company and the Optionor continues negotiations for an amended agreement.

Red Lake Property

On September 14, 2020, the Company entered in an option agreement to acquire a 100% interest in the Red Lake Property (“Red Lake”). The Red Lake property is located in the Red Lake Mining District of North-western Ontario and consists of 94 mining cell claims covering 1,880 hectares in the Ball and Todd townships.

Pursuant to the September 14, 2020, Red Lake Property Option Agreement, which was amended on February 28, 2021, and again on August 13, 2021, the Company acquired a 100% interest in the Red Lake Property by issuing 2,775,000 common shares during fiscal 2022.

The Red Lake property is subject to a 2.5% NSR royalty, with the Company having the option to reduce the NSR by 1% to 1.5% by paying $1,000,000.

Scramble Mine Gold Property

On June 2, 2020, the Company entered into an option agreement to acquire a 100% interest in certain mineral claims (the “Scramble Mine Gold Property”) located in the Kenora Mining District in northwestern Ontario, Canada.

Under the terms of the Scramble Mine Option Agreement, the Company has the option to acquire a 100% interest in the Scramble Mine Gold Property by completing the following: completing $100,000 in cash option payments, issuing 1,000,000 common shares of the Company as well completing $250,000 in cumulative exploration expenditures on the property by June 2023.

The Scramble Mine Gold Property is subject to a 3% NSR royalty. The Company will have the option to reduce the NSR to 2.0% by paying $500,000.

The Company is currently in default of certain share issuances and exploration expenditure commitments under the Scramble Mine Gold Property Agreement and as result has wrote-off all deferred costs incurred to date, while the Company negotiates an amended agreement with the Optionor.

Shaw Gold Property

On September 18, 2020, the Company entered into an option agreement with Gravel Ridge Resources Ltd. to acquire a 100% interest in the Shaw Gold Property (“Shaw Gold”). Shaw Gold is located in Timmins Area Ontario, Canada and is comprised of 18 claims covering approximately 693 hectares in the Shaw, Eldorado and Whitney Townships near Timmins, Ontario.

During the year ended March 31, 2022, the Company decided it would not be pursuing any further exploration work on the Shaw Gold property and as a result has written-off all deferred costs incurred to date.

British Columbia

Kokanee Creek and Independence Gold Properties

On March 17, 2020, the Company entered in an option agreement to acquire a 100% interest in the Kokanee Creek and Independence Gold Properties (the “Properties”). The Properties are located in British Columbia and consist of 5 claims covering 2690 hectares.

On February 28, 2021 and again on August 13, 2021, the Company entered into an amended option agreements which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the option agreement. During fiscal 2022, the Company completed the obligations under the amended option agreement to acquire a 100% interest in the Kokanee Creek Gold Property. The property is subject to a 2.0% NSR royalty of which the Company will have the option to reduce the NSR by 1.0% by paying $1,000,000 for each 1% of the NSR.

The Company has decided not to pursue further exploration work on the Independence Gold Property following assay results from its July 2020 exploration work on the property which indicated low values of gold, silver, and base metals and wrote-down deferred costs related to the property.

Bald Eagle Silver Property

The Bald Eagle property is located in the Alberni Mining Division of British Columbia and consists of 3 mining claims covering 1,014 hectares.

On August 11, 2020, the Company entered into a purchase agreement with Geomap Exploration Inc. to acquire a 100% interest in the Bald Eagle Silver property (“Bald Eagle”). On February 28, 2021, the Company entered into an amended option agreement which amended the due date for the share issuance under the Bald Eagle Agreement. Under the terms of the amended purchase agreement, the Company acquired a 100% interest in the Bald Eagle Silver Property, by way of issuing 550,000 common shares of the Company on April 20, 2021. Bald Eagle is subject to a 2.0% NSR royalty of which the Company will have the option to reduce the NSR to 1.0% by paying $500,000.

During the year ended March 31, 2022, the Bald Eagle claims were allowed to lapse and as a result the Company has written-off all deferred costs incurred to date as it works to re-stake the claims.

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

Quebec

Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (“Abitibi Agreement”). The Abitibi Lithium property is comprised of 241 mineral claims covering over 12,779 hectares located in the Abitibi area of western Quebec.

The Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium Property on March 12, 2021. Under the terms of the Abitibi Agreement, the Company will acquire a 100% interest in the Abitibi Lithium Property by way of issuing 4,100,000 common shares of the Company and by paying $250,000, which were issued and paid as of April 30, 2021. The Abitibi Lithium Property is subject to a 3% NSR, which the Company will have the option to reduce the NSR to 2% by paying $1,000,000.

Titan Gold Property

On October 2, 2020, the Company entered into an option agreement with Gravel Ridge Resources Ltd. to acquire a 100% interest in the Titan Gold Property (“Titan Gold”). Shaw Gold is located in the Abitibi Greenstone Belt, Quebec, Canada and is comprised of 80 mining claims covering approximately 4,402 hectares in the regional county municipal of Jamesie in Quebec.

Under the terms of the option agreement, , the Company holds an option to acquire a 100% interest in the Titan Gold Property by paying cash payments of $98,500 and the issuance of 600,000 common shares over a 3-year period.

The Titan Gold property is subject to a 1.5% NSR royalty. The Company will have the option to reduce the NSR by 0.5% to 1.0% by paying $500,000.

Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (“Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering over 937 hectares located in the Abitibi area of western Quebec.

Pursuant the option agreement, the Company holds the option to acquire a 100% interest in the property by completing the following: make $180,000 in cash option payments, the issuance of 2,000,000 common shares of the Company and the completion of $550,000 in cumulative exploration expenditures on the property by January 2024.

The Augustus Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (“Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering over 671 hectares located in the Landrienne Township area of Quebec.

Pursuant the option agreement, the Company holds the option to acquire a 100% interest in the property by completing the following: make $60,000 in cash option payments, the issuance of 875,000 common shares of the Company by February 2023.

The Canadian Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

McNeely Lithium Property, Quebec

Pursuant to the McNeely Lithium Property purchase agreement entered on June 7, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, located in Quebec, by issuing 2,000,000 common shares and paying $250,000. The McNeely Lithium Property is subject to a 3.0% Gross Metal Royalty (“GMR”). Certain of the claims are subject to a pre-existing 1.0% NSR. The Company will have the option to purchase the NSR by paying $200,000 to the NSR holder.

Falcon Lake Property

On January 3, 2022, the Company entered into an option agreement to acquire a 100% interest in the Falcon Lake property (“Falcon Lake Agreement”). The Falcon Lake property is comprised of 48 mineral claims covering approximately 987 hectares located in the Thunder Bay Mining Division, Ontario.

Under the terms of the Falcon Lake Agreement, the Company has the option to acquire a 100% interest in the property by way of issuing 600,000 common shares, paying $85,000 in cash option payments and the completion of $450,000.

Electron Lithium Property

On March 2, 2022, the Company entered into a purchase agreement to acquire a 100% interest in the Electron Lithium property (“Electron Agreement”). The Electron Lithium property is comprised of 435 mineral claims covering approximately 20,357 hectares of prospective land around the Augustus Lithium Property in western Quebec.

Under the terms of the Electron Lithium Agreement, the Company has the right to acquire a 100% interest in the Electron Lithium property by issuing an aggregate 3,750,000 common shares of the Company and by paying an aggregate $300,000. The Electron Lithium Property is subject to a 3% GMR royalty, which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

Russel Graphite Property

On May 3, 2018, the Company entered into an option agreement to acquire a 100% interest in the Russel Graphite Property which is comprised of 30 mineral tenures covering a contiguous block of 1,798 hectares of land located in the Gatineau area of Quebec, Canada.

In fiscal 2020, the Company announced the termination of its option agreement on the Russel Graphite property and wrote down the carrying value of the property down to a $Nil carrying value.

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

Exploration Projects - British Columbia, Ontario and Quebec Properties

The Company has several early-stage exploration properties located in Canada. The Kokanee Creek Property, Kaslo Property, Bald Eagle Silver and Kootenay Lithium Project are located in British Columbia, the Phyllis Cobalt Property, Red Lake Gold, and Scramble Gold Property, Falcon Lake are located in Ontario and Titan Gold, Abitibi Lithium Augustus Lithium, Canadian Lithium, McNeely Lithium Property and Electron Lithium are located in Quebec.

(1)	Augustus Lithium Property, Quebec, Canada

The Augustus Lithium Property is located in Landrienne & Lacorne-Townships, Quebec, Canada. The Augustus Lithium property is comprised of 21 mineral claims covering over 937 hectares located in the Abitibi area of western Quebec.

The Property is a part of the Preissac–Lacorne pegmatite fields where spodumene bearing lithium pegmatites were discovered in 1940s'. The geology and the mineralization of the Augustus property are similar to the geology and mineralization of the Quebec Lithium Mine located approximately 6 kilometers to the southeast of the property. It has excellent infrastructure support with road network, railway, electricity, water, and trained manpower available locally. Geologically the Preissac-Lacorne area lies within a belt of volcanic and sedimentary rocks intruded to the north by LaMotte batholiths and to the south by the Preissac batholiths and Moly Hill pluton.

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

2022 Exploration Highlights:

•	Completed Phase 1 drill program of 5,847.15 meters consisting of 32 drill holes;
•	On December 6, 2021, the Company commenced Phase 2 drill program; with the following drill hole results:
o	Drill hole LC21-09 intersected a 39 meters spodumene pegmatite in which a 7-meter-wide zone assayed 1.12 percent (%) lithium oxide (Li2O) at 11 metres (m) drilled depth;
o	Drill hole LC21-18 intersected several spodumene bearing lithium pegmatite intercepts from 58.2 metres (m) to 160 m drilled depth; of which the most promising intercept grading 1.56 percent (%) lithium oxide (Li2O) over 6 m at 114 m drilled depth, and a second 19 m wide intercept grading 0.48% Li2O at 141 m drilled depth;
o	Drill hole LC21-17 intersected two spodumene bearing lithium pegmatite intercepts, of which the first is 5.2 metres (m) wide zone grading 0.93 percent (%) lithium oxide (Li2O) at 214 m drilled depth, and a second 4.0 m wide intercept grading 0.30% Li2O at 292 m drilled depth; and
o	Drill hole LC21-19 intersected 1.26 percent (%) lithium oxide (Li2O) or 5,849 parts per million (ppm) lithium over 2.7 m at 61 m drilled depth.

(2)	Canadian Lithium Property, Quebec, Canada

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

2022 Exploration Highlights:

•	April 27, 2021 announced assay results of channel samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut a 32-meter-wide section with an average of 0.74% Li2O which includes 14 meters of spodumene pegmatite with 1.61 percent lithium oxide;
•	May 4, 2021 announced assay results of the "Channel 21-2E" samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut a 31-meter-wide section with an average of 0.37% lithium oxide which includes 4 meters of spodumene pegmatite at 1.20 percent Li2O;
•	May 6, 2021 announced results drill hole LC21-003 intersected a six-meter-wide zone with 0.62 percent (%) lithium oxide (Li2O) at 45 metres (m) depth including a two metres wide intersection with 1.35% Li2O at 48 m depth. A second two-meter-wide pegmatite intersection assayed 0.63% Li2O at 73 m depth.
•	June 15, 2021 announced assay results of the north extension of the "Channel 21-2E" samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut an 8-meter-wide section with an average of 1.44% lithium oxide (Li2O);

(3)	Abitibi Lithium Property, Quebec, Canada

The Abitibi Lithium property is comprised of 241 mineral claims covering over 12,779 hectares located in the Abitibi area of western Quebec, approximately 40 kilometres northwest of the town of Val d'Or, Quebec. The Abitibi Lithium Property claims are spread in several claim blocks of which some of the claims are located adjacent to the Augustus Lithium Property claims.

(4)	McNeely Lithium Property, Quebec, Canada

The McNeely Lithium Property is comprised of 66 mining claims covering a total area of 2,276 hectares located in LaCorne, Landrienne and Figuery Townships, Province of Quebec, Canada. These claims are spread out in several claim blocks along the Quebec Lithium Mine horizon. Some of the claims are located adjacent to the Augustus Lithium Property claims.

(5)	Kokanee Creek Gold Property, British Columbia, Canada

Kokanee Creek Gold Property

The Kokanee Creek Gold Property consists of three mineral claims covering approximately 1,590 hectares area in Nelson Mining Division in British Columbia, Canada. It is located 18 km to the east of Nelson on NTS map 082F055. The Property is part of a very active mining area with several historical and current gold, silver and base metals deposits located in the region. Nelson is a historical mining town dating back to the discovery of Toad Mountain Silver deposit in 1886. The Blue Bell Mine, located near the town of Riondel approximately 20 km NE of the Kokanee Creek Claims, is a manteau-type base metal deposit hosted by the Badshot limestones of the Lardeau Group. Closer to the Kokanee Claims are historical past producers the Molly Gibson and the Alpine.

2021 Exploration Highlights:

•	Silver (Ag) values are in the range of 0.19 grams per tonne (g/t) to 43.69 g/t with average of 27 samples is 7.95 g/t, while seven samples are over 10 g/t, and two samples are 43.69 g/t.
•	Gold (Au) values are 0.006 g/t to 0.211 g/t with average 0.054 g/t.
•	Zinc is from 29.3 parts per million (ppm) to over 10,000 ppm (>1% Zn), where three samples are over the laboratory's method detection limits of 10,000 ppm.

•	Cobalt (Co) is from one ppm to over 2,000 ppm (>0.2%) where one sample is over the laboratory's method detection limits of 2,000 ppm.
•	Tungsten (W) is from less than 0.1 ppm to over 100 ppm (>100ppm) where one sample is over the laboratory's method detection limits of 100 ppm.

Historical work highlights for the property are provided below:

•	The Kokanee Creek Claims were staked by Eagle Plains Resources and Miner River Resources in 1996 after base metal mineralization was found on the Lower Kokanee Creek Road. Eagle Plains Resources completed silt and soil geochemical surveying, diamond drilling, chip sampling and 3.5 kilometres of horizontal loop electromagnetic geophysical surveying.
•	A 5-hole drill program consisting of 1500 feet (457 m) drilling in February-March 1997 resulted in the discovery of near surface gold mineralization. Hole KC97-02 (Azimuth 052°/ Dip -45°) returned 26.11 g/t gold over 0.7m from 7.0-7.7m, and 13.52 g/t gold over 1.4m from 21.8-23.2m. All five holes returned encouraging gold, silver, lead or zinc mineralization at shallow depths. Fieldwork conducted during 1997 indicated the extension of the mineralized zone to the north, south and west.
•	In addition, rock samples within the zone returned values of 3.54% zinc, 4.22 g/t gold, and 48.0 g/t silver. A continuous chip rock sample taken along a road cut returned 0.3% zinc over 55 m, and 2.26 g/t gold over 5m.
•	An airborne electromagnetic geophysical survey was flown over the property by Eagle Plains Resources Ltd. in 2004. The results indicated two magnetic high features in the south western part of the property, in the area of the Big M / Kokanee Creek Minfile showing and another feature northeast of the Home Minfile occurrence.

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

(6)	Scramble Gold Property, Ontario, Canada

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

2021 Exploration Highlights of Phase 1 and Phase 2 exploration programs:

•	Average value of gold in grab samples from the Phase 2 samples was 29.34 grams per tonne (1.03 ounces per tonne);
•	Phase 2 gold assays ranged from 5.03 grams per tonne (0.18 oz/t) to 82.30 (2.90 oz /t) with two samples assaying over 2 oz/t, with all samples assaying over 5 grams per tonne gold;

•	Phase 1 exploration intersected 2 meters of average 4.69 grams per ton (g/t) gold (Au) in channel samples (Samples #294304 and 294305), with one-meter channel sample (#294304) assayed 3.24 g/t gold and 5.93 g/t silver, and second one-meter channel sample (#294305) assayed 6.15 g/t gold;
•	Phase 1 average of four-meter-thick channel sampling across quartz vein material is 2 g/t gold;
•	The Phase 1 channel samples were collected 320m along strike from the historic shaft of the Scramble mine indicating continuity reports and data.

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

(7)	Phyllis Cobalt Property, Ontario, Canada

Description

Located in the Kenora Mining District of Ontario, the property consists of 112 mineral claim units totalling 1,750 hectares in Grummett and Cathcart townships. The property has year-round access 192km northwest of Thunder Bay, ON via Hwy 17 and 9km south on a gravel forestry road.

Geology

The Phyllis Property claim block occupies the central portion of an ENE-WSW trending greenstone belt, consisting of Mesoarchean to Neoarchean age mafic to ultramafic rocks. These are bound by granite of varying composition - ranging from tonalite to biotite-granodiorite (Atikokan-Lakehead Sheet Map 2065) as shown in Figure 1. Recent mapping undertaken by the Ontario Geological Survey (Gulliver River Sheet, Map 3370), which includes a small portion of the Phyllis claims, suggests that there is a greater abundance of ultramafic metavolcanics than previously indicated. The regional foliation follows the general trend of the greenstone belt.

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

(8)	Bald Eagle Silver Property, British Columbia, Canada

The Bald Eagle Property consists of three mining claims covering approximately a 1,014-hectare area in Alberni Mining Division, British Columbia, Canada is located 30 km to the northeast of Ucluelet and approximately 57km by road west of Port Alberni in the west coast of Vancouver Island.

(9)	Titan Gold Property, Quebec, Canada

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

(11)	Kaslo Property, British Columbia, Canada

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

Exploration Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	2022	2021	2020	2019	2018

British Columbia
Kokanee Creek	$74,500	$48,820	$Nil	$Nil	$Nil
Kaslo Silver	Nil	Nil	Nil	Nil	260
Kootenay Lithium	Nil	Nil	3,028	5,038	868
Ontario
Phyllis Cobalt	21,047	Nil	Nil	119,813	32,929
Scramble Gold	Nil	49,229	Nil	Nil	Nil
Shaw Gold	Nil	713	Nil	Nil	Nil
Quebec
Titan Gold	75	50,637	Nil	Nil	Nil
Augustus Lithium	1,502,261	68,352	Nil	Nil	Nil
Canadian Lithium	Nil	14,750	Nil	Nil	Nil
General exploration	11,238	13,600	Nil	5,995	6,910
Total	$1,609,121	$246,101	$3,028	$151,846	$40,967

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

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at March 31, 2022.

A.	Operating Results

Fiscal 2022 compared to Fiscal 2021

The net loss and comprehensive loss for the year ended March 31, 2022 (the “Current Year”) was $4,691,322, a $2,231,661 increase over the net loss of $2,459,661 for the year ended March 31, 2021 (the “Comparative Year”). The significant variances for the Current Year and Comparative Year are as follows:

•	Consulting fees were $127,833 in the Current Year, a decrease of $225,918 over $353,751 for the Comparative Year. Consulting fees consist primarily of corporate advisory and development fees;
•	Exploration and evaluation expenditures were $1,609,121 in the Current Year, an increase of $1,363,020 over $246,101 for the Comparative Year. The increase is due primarily to exploration drill programs on its Quebec lithium prospects carried out during the Current Year;
•	Investor relations were $988,025 in the Current Year, an increase of $790,013 over $198,012 for the Comparative Year. Investor relations consist on North American and European Investor Marketing programs;
•	Professional fees were $87,168 in the Current Year, an increase of $26,798 over the Comparative Year. The increase in professional fees corresponded with the increase in the Company’s activities during the Current Year;
•	Salaries, fees and benefits were $188,021 in the Current Year, an increase of $41,521 over the Comparative Year. The increase in compensation is due primarily to the increase in the Company’s operating activities;
•	Shareholder communications was $763,095 for the Current Year, an increase of $474,071 over $289,024 for the Comparative Year. The increase is primarily due to multiple shareholder and investor programs initiated during the Current Year. In Fiscal 2022, the Company initiated additional shareholder communication programs focused on increasing market and investor awareness of the Company by engaging several groups to assist in growing the Company’s online and digital media presence throughout North America and European markets. The normal course of business expenses such as transfer agent fees, exchange listing fees, website maintenance and news release costs were also higher due to the increase in the Company’s activities in the Current Year;
•	Share-based compensation was $632,450 in the Current Year, while the Comparative Year was $990,321 expense. Share-based compensation expense is the estimated fair value of the stock options granted and vested to directors, officers and consultants during the year;
•	Recovery of flow-through premium liability was $200,691 in the Current Year (2021 - $Nil) due to the flow through recovery during the current year; and
•	Write-down of exploration and evaluation assets was $480,250 for the Current Year (Comparative Year - $163,375) was due to the Company’s write down of the deferred costs on certain properties for which the Company is either negotiating amendment agreements, re-staking claims or has decided not to continue with further exploration work on the property.

Fiscal 2021 compared to Fiscal 2020

The net loss and comprehensive loss for the year ended March 31, 2021 (the “Current Year”) was $2,459,661 compared to a net loss for the year ended March 31, 2020 (the “Comparative Year”) of $447,629. The increase in net loss of $2,012,032 was primarily due to the following:

•	Consulting fees were $353,751 in the Current Year, an increase of $80,251 over the Comparative Year. The increase for the Current Year was primarily the result of corporate advisory and development fees incurred;

•	Exploration and evaluation expenditures were $246,101 in the Current Year, an increase of $243,073 over the Comparative Year. The increase is due to several exploration programs conducted during the Current Year on its lithium and gold prospects;

•	Professional fees were $60,370 in the Current Year, an increase of $20,119 over the Comparative Year. The increase was primarily due to legal fees associated with the increase in the Company’s activities during the Current Year;

•	Salaries, fees and benefits were $146,500 in the Current Year, an increase of $76,500 over the Comparative Year. The increase in compensation is due primarily to the increase in the Company’s operating activities;

•	Shareholder communications increased by $465,237 from $21,799 in the Comparative Year to $487,036 in the Current Year. The increase is primarily due to multiple shareholder and investor programs initiated during the Current Year. In Fiscal 2021, the Company initiated shareholder communication programs focused on increasing market and investor awareness of the Company by engaging several groups to assist in growing the Company’s online and digital media presence throughout North America and European markets. Additionally, the Company’s incurred costs associated with the initial listing of the Company on the OTCQB as well as on their ongoing filing fees. The normal course of business expenses such as transfer agent fees, website maintenance and news release costs were also higher due to the increase in the Company’s activities in the Current Year;

•	Share-based compensation was $990,321 in the Current Year, while the Comparative Year had $Nil expense. The increase in expense was the estimated fair value of the stock options granted to director, officers and consultants during the Current Year;

•	Write-down of exploration and evaluation assets was $163,375 for the Current Year (Comparative Year - $27,000) was due to the Company’s write down all the deferred costs of the Independence Gold Property as it will not be pursuing any further exploration work on the property.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date.

Readers should refer to the notes to the consolidated financial statements for details regarding all the mineral leases and option to joint venture agreements for each of the Company’s properties.

B.	Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2022

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

At March 31, 2022, First Energy had working capital of $459,010 compared to working capital of $1,578,243 at March 31, 2021. As at March 31, 2022, the amount of flow-through proceeds remaining in cash to be expended is approximately $775,247 (March 31, 2021 - $1,300,000).

First Energy began the year ended March 31, 2022, with $2,158,688 in cash. During the year ended March 31, 2022, the Company expended $4,503,760 on operating activities, net of working capital changes, expended $675,000 on investing activities through the issuance of purchase and option payments for exploration and evaluation assets and generated $3,131,558 from financing activities which was attributable to proceeds from share issuances, net of share issue costs, to end at March 31, 2022 with $111,486 in cash.

The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

Operations for the year ended March 31, 2022, have been funded primarly through non-brokered private placement financings with the issuance of equity.

Capital Resources

As discussed above, at March 31, 2022, the Company’s working capital was $459,010 compared to a working capital of $1,578,243 at March 31, 2021. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months and will therefore will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations.

The Company had 78,238,894 common shares issued and outstanding as at March 31, 2022 (March 31, 2021 – 49,522,670).

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Fiscal 2022 and subsequently up to July 27, 2022

During fiscal year 2022, the Company issued 232,000 common shares pursuant to the exercise of share purchase warrants for total proceeds of $49,200. Fair value of the warrants exercised was $11,150.

On June 3, 2021, the Company closed non-brokered private placements for aggregate gross proceeds of $1,000,000 and through the issuance of 2,003,376 flow-through units ("FT Units") at $0.385 per FT Unit for proceeds of $771,300 and through the issuance of 682,687 units ("Units") at $0.335 per Unit for gross proceeds of $228,700. Share issue costs were $67,727, which included a finder's fee of 8% paid in connection with the above noted private placement of $64,384 cash and $3,343 in other share issue costs.

On November 26, 2021, the Company closed a non-brokered private placement for aggregate proceeds of $2,200,000 from the sale 8,800,000 units at a price of $0.25 cents per unit (the "Unit"). Share issue costs were $14,715, which included a finder's fee of 5% paid in connection with the above noted private placement of $13,750 cash.

On May 2, 2022, the Company closed a non-brokered private placement, consisting of 3,448,571 flow-through units (“FT Units”) priced at $0.245 per FT Unit and 2,750,000 non-flow through units (“NFT Units”) priced at $0.20 per NFT Unit for aggregate gross proceeds of $1,394,900. Each FT Unit consists of one flow-through common share and one-half of one common share purchase warrant (each a “Flow Through Warrant”). Each whole Flow Through Warrant entitles the holder to purchase one common share at a price of $0.45 for a period of two years from the issue date. Each NFT Unit consists of one non-flow-through common share and one non-flow-through common share purchase warrant. Each NFT warrant entitles the holder to purchase one common share at a price of $0.50 for a period of one year from the issue date. The Company also paid finder’s fees of $25,350 and issued 126,750 finder’s shares.

Fiscal 2021

During fiscal year 2021, 6,698,667 share purchase warrants were exercised for the issuance of 6,698,667 common shares for total proceeds from the exercise was of $1,137,600. Fair value of the warrants exercised for the share issued was $239,467.

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

Fiscal 2020

During fiscal 2020, the Company issued 750,000 common shares pursuant to the exercise of 750,000 common share purchase warrants at the exercise price of $0.12 for total proceeds of $90,000. At March 31, 2020, the $90,000 in proceeds were included in share subscriptions receivable. The full amount has subsequently been received in fiscal 2021.

On March 31, 2020, the Company completed a non-brokered private placement, consisting of 8,000,000 non-flow-through units and 2,000,000 flow-through shares for gross proceeds of $500,000.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Stock Options

During the year ended March 31, 2022, pursuant to the Company’s stock option plan, the Company granted 850,000 stock options at an exercise price of $0.35 per share, expiring on May 14, 2026, 900,000 stock options at an exercise price $0.25, expiring on July 13, 2026, 750,000 stock options at an exercise price $0.40, expiring on January 5, 2023, and 240,000 stock options at an exercise price $0.35, expiring on January 6, 2027. The Company granted stock options to directors, officers and consultants.

During the year ended March 31, 2021, pursuant to the Company’s stock option plan, the Company granted 2,640,000 stock options at an exercise price of $0.21 per share, expiring on February 9, 2026 and 1,300,000 stock options at an exercise price $0.35, expiring on February 11, 2026. The Company granted stock options to directors, officers and consultants.

During the years ended March 31, 2020, the Company did not issue or have any issued and outstanding stock options.

Financing Activities

The Company estimates that it will require additional financing to carry out its exploration plans and operations through the next twelve months. This could involve joint venture, equity financing, or other forms of financing.

Going Concern

At March 31, 2022, the Company has working capital of $459,010. Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months. Therefore, the Company will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

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

As at July 27, 2022, the Company had the following common shares issued and outstanding

Authorized: an unlimited number of common shares without par value.	Common shares issued and outstanding	Share purchase warrants	Stock options
Outstanding at July 27, 2022	84,564,215	24,927,492	6,680,000

C.	Research and development, patents and licenses

As First Energy is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend information

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

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2022:

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

The following table lists the directors and senior management of the Company as at March 31, 2022. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 27, 2022	Principal Business Activities Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	Targeted Microwave Solutions Inc.	904,801	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary

Medgold Resources Corp.

Iconic Minerals Ltd.

Petrichor Energy Inc.

Adastra Holdings Ltd.

Altima Resources Inc.

Consolidated Odyssey Exploration Inc.

American Biofuels Inc.

Odyssey Petroleum Corporation

		Nil	Consultant to companies in the junior resource sector
Craig Alford (3) Director	Barrel Energy Inc. Evergreen- Agra Inc. Verde Science Inc.	Nil	Geologist
Jason Grewal	None	220,000	Lawyer
Jodie Gibson (5)	None	Nil	Geologist
(1)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.

(2)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.

(3)	Craig Alford was appointed Director of the Company on October 7, 2019. Mr. Alford holds both a Bachelor of Science (Hons) and a Master of Science in Geology. He is a registered Professional Geoscientist (P. Geo) in Ontario and is a Qualified Person, as defined in National Instrument 43-101. During his 30 years of experience worldwide, Mr. Alford has designed, managed and provided technical direction for projects throughout North and South America, China, Central Asia, Russia, Australia and Africa. Mr. Alford’s experience has included senior positions for a number of large mining companies including, Zijin Mining Group, China Railway, and Teck Mining Ltd.

(4)	Jason Grewal was appointed to the Company’s board of director on October 23, 2019. Mr. Grewal is a solicitor in England and Wales and admitted as an attorney in the state of New York. He has studied law at the London School of Economics, and holds a law degree from the University of London, an LLM in international business law from the IE Law School in Madrid and an MSc in global finance from Cass Business School in London. He has experience working in Canada, the United States and the United Kingdom, and in Europe. He has advised on various capital market transactions in various jurisdictions, and has experience working with both international law firms and multinational corporations.

(5)	Jodie Gibson was appointed to the Company’s board of director on March 23, 2021. Mr. Gibson is an exploration geologist with over 14 years mineral exploration experience throughout the North American Cordillera from Alaska to Mexico; including syngenetic and epigenetic precious and base metal systems. He was the Project Manager of the Underworld Resources Inc. exploration team that discovered and defined the Golden Saddle and Arc deposits. Prior to joining the Company, Mr. Gibson was serving as Vice President Exploration for White Gold Corp where he oversaw over $30 million in exploration activities over the previous three years with highlights including expansion of the Golden Saddle and Arc deposits and five new discoveries across the White Gold district: including the high-grade Vertigo discovery on the JP Ross property. Mr. Gibson holds a Bachelor of Science Degree and a Master of Science Degree from Indiana State University and is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

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

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2022;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2022;

(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2022.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2022.

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

Share-based awards

The board of directors adopted a Restricted Share Unit Plan (“RSU Plan”) dated for reference December 31, 2021 providing for the issuance of RSUs to directors, officers, employees, and consultants (“Eligible Persons”).

Nature and Administration of the RSU Plan

All Eligible Persons (as defined in the RSU Plan) of the Company are eligible to participate in the RSU Plan (as "RSU Plan Participants"), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs.

Subject to certain restrictions, the Board can, from time to time, grant RSUs to Eligible Persons. RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The grant of an RSU Award shall entitle the Participant to the conditional right to receive for each RSU credited to the Participant’s Account, at the election of the Company, either one Common Share or an amount in cash, net of applicable taxes and contributions to government sponsored plans, as determined by the Board, equal to the Market Price of one Common Share for each RSU credited to the Participant’s Account on the Settlement Date, subject to the conditions set out in the RSU Grant Letter and in the Plan, and subject to all other terms of this Plan

Each award of RSUs vests on the date(s) (each a "Vesting Date") specified by the Board on the award date and reflected in the applicable Award Notice (as defined in the RSU Plan). Additionally, the term of the RSUs shall be determined by the Board on the date of the award of RSUs. Each RSU outstanding and all rights thereunder shall expire at the expiry time determined by the Board, subject to earlier termination in accordance with the RSU Plan.

Rights and obligations under the RSU Plan can be assigned by the Company to a successor in the business of the Company, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company, or any corporation acquiring all or substantially all of the assets or business of the Company. The RSUs are non-transferable and non-assignable by the RSU Plan Participant.

Notwithstanding any other provision of the RSU Plan:

(a)	the aggregate number of Shares reserved for issuance pursuant to RSUs granted under the RSU Plan and other Security Based Compensation Arrangements (as defined in the RSU Plan) cannot exceed 10% of the issued and outstanding Shares as at the date of grant (on a non-diluted basis);

(b)	the aggregate number of Shares reserved for issuance pursuant to RSUs granted to any one individual in any 12 month period shall not exceed 1% of the issued and outstanding Shares, unless disinterested shareholder approval is obtained;

(c)	the aggregate number of Shares reserved for issuance pursuant to RSUs granted to Insiders (as defined in the policies of the Exchange) shall not exceed 2% of the issued and outstanding Shares, unless disinterested shareholder approval is obtained; and

(d)	all RSUs granted pursuant to the RSU Plan are subject to the policies of the Exchange.

At March 31, 2022, and at July 27, 2022, the maximum number of common shares which may be issued pursuant to share-based awards under the RSU Plan is equal to 7,823,889 and 8,456,422 of the issued and outstanding common shares at the respective dates. There were Nil share-based awards outstanding at March 31, 2022 and July 27, 2022 respectively.

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

At March 31, 2022, and at July 27, 2022, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 1,143,889 and 1,776,422 of the issued and outstanding common shares at the respective dates. There were 6,440,000 and 6,440,000 stock options outstanding at March 31, 2022 and July 27, 2022 respectively.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, 2022, 2021 and 2020 is as set out below:

NEO Name and Principal Position	Year (1)	Salary/ Fees ($)	Share- Based Awards ($)	Option- Based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($(3))	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Gurminder Sangha (4) President and CEO	2022 2021 2022	188,021 146,500 68,500	Nil Nil Nil	Nil 161,328 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	188,021 307,828 68,500
Jurgen Wolf (5) CFO and Corporate Secretary	2022 2021 2020	2,500 1,500 1,500	Nil Nil Nil	Nil 37,470 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	2,500 38,970 1,500
(1)	Financial years ended March 31.
(2)	The "grant date fair value" of options granted during the year is determined by using the Black-Scholes model, please see the table under "Incentive Plan Awards" for the 'in-the-money' value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2022, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Gurminder Sangha	775,000	0.21	February 9, 2026	31,000	Nil	N/A
Jurgen Wolf	180,000	0.21	February 9, 2026	7,200	Nil	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no share-based awards and option-based awards that vested or were earned by the NEOs during the during the financial year ended March 31, 2022.

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

See “Share-Based Awards” for further information on the Restricted Share Unit Plan.

See “Option-Based Awards” and “Securities Authorized for Issuance under Equity Compensation Plans” for further information on the Stock Option Plan.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Year (1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Craig Alford	2022 2021 2020	Nil Nil Nil	Nil Nil Nil	Nil 41,633 Nil	Nil Nil Nil	Nil Nil Nil	12,000 8,500 Nil	12,000 50,133 Nil
Jason Grewal	2022 2021 2022	Nil Nil Nil	Nil Nil Nil	Nil 31,225 Nil	Nil Nil Nil	Nil Nil Nil	49,500 Nil Nil	49,500 31,225 Nil
Lyle McLennan (1)	2022 2021 2020	Nil Nil Nil	Nil Nil Nil	Nil 26,021 Nil	Nil Nil Nil	Nil Nil Nil	Nil 5,000	Nil 31,021 Nil
Jodie Gibson	2022 2021 2020	Nil Nil Nil	Nil Nil Nil	Nil 52,041 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 52,041 Nil

(1)	Mr. McLennan resigned as a director on March 23, 2021.

Outstanding Share-based Awards and Option-based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2022, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Craig Alford	200,000	0.21	February 9, 2026	8,000	Nil	N/A
Jason Grewal	150,000	0.21	February 9, 2026	6,000	Nil	N/A
Lyle McLennan (1)	125,000	0.21	February 9, 2026	5,000	Nil	N/A
Jodie Gibson	250,000	0.21	February 9, 2026	10,000	Nil	N/A

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no share-based awards and option-based awards that vested or were earned by the directors during the during the financial year ended March 31, 2022.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Options-Based Award approved by security holders (2)	6,680,000	$0.29	1,143,889
Share-Based Award approved by security holders (2)	Nil	Nil	7,823,889
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	6,680,000	$0.29	8,967,778

(1)	As at March 31, 2022.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.	Board Practices

The Company has five directors as of July 27, 2022, namely: Gurminder Sangha, Jurgen Wolf, Craig Alford, Jason Grewal and Jodie Gibson. Mr. Sangha, Mr. Wolf, Dr. Alford, Mr. Grewal and Mr. Gibson were appointed on December 22, 2017, February 22, 2018, October 7, 2019, October 23, 2019 and March 23, 2021, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

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

Audit Committee

As of July 27, 2022, Gurminder Sangha, Jason Grewal and Jodie Gibson are the members of the Company’s audit committee and with Mr. Grewal acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

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

At March 31, 2022, the Company did not have any employees.

E.	Share Ownership

See Item 6A. – “Directors and Senior Management”.

See Item 6B. for stock options held by the directors or members of senior management of the Company as at March 31, 2022.

The following table sets forth, as of July 27, 2022, the number of First Energy’s common shares beneficially owned by the directors and members of senior management of First Energy, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at July 27, 2022

Name of Shareholder	Number of Shares held, directly and indirectly, at July 27, 2022 (1)	% of Issued and Outstanding Shares at July 27, 2022(1)
Gurminder Sangha	904,801	0.01%
Jurgen Wolf	Nil	Nil
Jodie Gibson	Nil	Nil
Craig Alford	Nil	Nil
Jason Grewal	220,000	Nil

(1) Based on 78,238,894 common shares issued and outstanding, and no warrants and stock options were held by officers and directors as at July 27, 2022.

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

To the knowledge of the directors and executive officers of the Company as at July 27, 2022, there are no holders of 5% or more of the common shares of First Energy.

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form; however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and First Energy does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, First Energy is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 27, 2022, the Company had authorized an unlimited number of common shares without par value of which 84,564,215 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.	Related Party Transactions

During the years ended March 31, 2022, 2021, and 2020, the Company:

a)	paid $188,021 (2021 - $148,000, 2020 - $70,000) to non-independent director and officers of the Company;

b)	paid fees to independent directors of $64,000 (2021 - $13,500, 2020 - $1,000);

c)	made share-based payments of $Nil (2021 - $292,472, 2020 - $Nil).

As at March 31, 2022, an amount of $36,923 for fees and/or expenses owed to directors and officers are included in amounts due to related parties (March 31, 2021 - $90,365; March 31, 2020 - $50,716). These amounts were settled in the ordinary course of business.

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

A.	Consolidated Statements and Other Financial Information

Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2022, 2021, and 2020.

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

There are no significant changes have occurred since the date of First Energy’s most recent audited financial statements, March 31, 2022, other than disclosed in this Annual Report on Form 20-F, items represented in Note 5 to the financial statements for the year ended March 31, 2022.

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

CSE/TSX-V: FE – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2022	0.40	0.14
March 2021	0.62	0.06
March 2020	0.295	0.35
March 2019	0.43	0.075
March 2018	0.35	0.15

The following table lists the volume of trading and high, low and maximum closing sales prices for shares of First Energy’s common stock for the last eight fiscal quarters and for the most recent six months. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2019 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE/TSX-V: FE – Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2022
Fourth Quarter Third Quarter	0.39 0.385	0.20 0.14
Second Quarter	0.325	0.16
First Quarter	0.40	0.215

Fiscal 2021
Fourth Quarter	0.62	0.135
Third Quarter	0.235	0.135
Second Quarter	0.255	0.15
First Quarter	0.295	0.06

Month ended
June 30, 2022	0.18	0.11
May 30, 2022	0.21	0.15
April 30, 2022	0.275	0.17
March 31,2022	0.36	0.22
February 28, 2022	0.34	0.20
January 31, 2022	0.37	0.25

The Company’s common stock is issued in registered form.

B.	Plan of Distribution

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

The Company’s original corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412. A copy of the Articles of Association and Memorandum then in effect were filed as an exhibit with the Company’s initial registration statement on Form 20-F. In 2004 the Company's existing Memorandum was replaced by a Notice of Articles. Subsequent amendments to the Company's Articles have been also filed as exhibits subsequent to the initial registration statement. On June 23, 2011, the Company adopted new Articles of Association.

Securities Registrar

Computershare Inc. is the transfer agent and registrar for the shares at its principal office in Vancouver, BC.

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

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 84,564,215 are outstanding as of July 27, 2022. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 31, 2022. In making this assessment, they used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2021, the Company's internal control over financial reporting was and is effective, based on those criteria.

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

The Board has determined that Jason Grewal, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2022 and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2022 (1)	2021
Audit fees	$ 18,500	$ 15,000
Tax fees	900	900
Total fees	$ 19,400	$15,900

(1) Estimated audit fees for the year ended March 31, 2022

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

During the year ended March 31, 2022, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

This annual report on Form 20-F includes the following financial statements of First Energy:

a)	Auditors’ Report on the Statements of Financial Position as at March 31, 2022 and 2021 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2022, 2021, and 2020;

b)	Statements of Financial Position as at March 31, 2022 and 2021;

c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2022, 2021 and 2020;

d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2022, 2021 and 2020;

e)	Statements of Cash Flows for years ended March 31, 2022, 2021 and 2020; and

f)	Notes to Financial Statements for the years ended March 31, 2022, March 31, 2021, and March 31, 2020.

ITEM 19.	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Financial Statements for the Years Ended March 31, 2022, 2021 and 2020, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants for the years ended March 31, 2022, 2021 and 2020.
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles - post transition
4.1	2020 Stock Option Plan (10% Rolling), as approved by shareholders on March 22, 2022
4.7	2021 Restricted Share Unit Plan as approved by shareholders on March 22, 2022
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

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

DATED:             August 1, 2022