Form 20-F
period 2023-03-31
FE Battery Metals Corp.
filed 2023-08-01
CIK 1066130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 000-29870

FE BATTERY METALS CORP. (formerly FIRST ENERGY METALS LIMITED)
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

None

Number of outstanding shares of FE Battery’s only class of issued capital stock as at March 31, 2023:

41,920,038 Common Shares Without Par Value

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

N/A       Yes ☐       No ☐

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 – “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects” collectively “forward-looking statements”. Forward-looking information in this Annual Report include statements regarding the Company’s plans for its projects, statements relating to mineral resources, as they are based on various assumptions that are inherently forward-looking, statements regarding the anticipated timing by which the Company will require additional funds. These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements are based on assumptions regarding future events and other matters and are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Assumptions on which forward-looking statements are based include the assumptions underlying mineral resource estimates and in the technical reports supporting such estimates, the assumption that the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations. Such risks and the assumptions that accompany them, uncertainties and other factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to raise the capital required to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations. There can be no assurance that forward-looking statements in this Annual Report will prove to be accurate and actual results and future events could vary materially from those implied by such statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements. The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable laws.

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

CAUTIONARY NOTE TO U.S. INVESTORS

Unless otherwise indicated, all mineral resource estimates included in this Annual Report on Form 20-F have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report on Form 20-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by our company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on FE Battery’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Financial Risk Factors

FE Battery has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. In addition, all of the Company’s projects have a financial statement value of zero. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2023, is $49,544,263), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2023, the Company had working capital of $1,994,858, compared to working capital of $459,010 at March 31, 2022. Working capital is defined as current assets less current liabilities.

FE Battery may be unable to obtain the funds necessary to expand exploration. The Company’s operations consist, almost exclusively, of cash consuming activities given that all of its mineral projects are in the early exploration stage. The Company will need to receive additional equity capital or other funding from the joint venture of one or more properties or the sale of one or more properties for the next year, and failing that, may cease to be economically viable. To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2023. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable. If the Company fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

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

Risks Associated with Mineral Exploration

FE Battery’s exploration efforts may be unsuccessful in locating viable mineral resources. Resource exploration is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

There is no certainty that expenditures to be made by the Company on the exploration of its properties and prospects as described herein will result in discoveries of mineralized material in commercial quality and quantities.

Mineral Resource Estimates Are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Extraction. Although the Company carefully prepares its mineral resource figures, such figures are estimates only and no assurance can be given that the indicated tonnages and grade will be achieved. There is significant uncertainty in any mineral resource estimate. Estimates of inferred resources are the least certain of the resource categories and there is no assurance that such resources can or will be upgraded to another category of resource, or that further exploration will confirm or validate such estimates. Actual deposits encountered and the economic viability of, and returns from, a deposit (if mined) may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, tonnage and grade of mineralization, metallurgy, estimated mineral recovery rates, cost of capital, mine development costs, operating costs and exchange rates. Changes in assumptions may result in a significant reduction in the reported mineral resources and thereby have a material adverse effect on the Company’s results of operations and financial condition.

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

The Company has not established the presence of any proven and probable reserves at any of its mineral properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on the Company’s properties. The failure to establish proven and probable reserves could severely restrict the Company’s ability to successfully implement its strategies for long-term growth.

There is Uncertainty Relating to Mineral Resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty, which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to indicated and measured mineral resources as a result of continued exploration. If mineral resources are not upgraded to proven and probable mineral reserves, it could materially and adversely affect and/or restrict the Company’s ability to successfully implement its strategies for long-term growth.

FE Battery may not be able to market minerals if any are acquired or discovered by the Company due to factors beyond the control of the Company. The marketability of minerals that could in the future be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulation, including regulation relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

Other Risk Factors

FE Battery is dependent on its ability to recruit and retain key personnel. The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company has relied on and will continue to rely on consultants and others for exploration, development and technical expertise. The ability of the Company to retain key personnel and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

FE Battery’s title to mineral property interests may be challenged. Although the Company has done a review of titles to its mineral interests, it has not obtained title insurance with respect to its properties and there is no guarantee of title. The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company’s Canadian mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future. The Company’s mineral properties in British Columbia are early-stage exploration and have no known mineral resources or reserves.

FE Battery’s directors and officers serve as directors and/or officers of other publicly traded junior resource companies. Some of the directors and officers of the Company serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ and officers’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company expect that participation in exploration prospects offered to the directors or officers will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies.

FE Battery may not be able to ensure certain risks which could negatively impact the Company’s operating results. In the course of exploration, development and production of mineral properties, certain risks, and in particular unanticipated geological and operating conditions as well as fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

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

Risks Relating to an Investment in the Securities of the Company

FE Battery could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. Holders. Potential investors who are U.S. Holders (defined below) should be aware that the Company expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may have been a PFIC in prior fiscal years and may continue to be a PFIC in subsequent years. If the Company were to be treated as a PFIC, U.S. Holders of the Company’s common shares would be subject to adverse U.S. federal income tax consequences, including a substantially increased U.S. income tax liability and an interest charge upon the sale or disposition of the Company’s common shares and upon the receipt of distributions on the Company’s common shares to the extent such distributions are treated as “excess distributions” under the U.S. federal income tax rules relating to PFICs. U.S. Holders could potentially mitigate such consequences by making certain elections with respect to the Company’s common shares. U.S. Holders are urged to consult their tax advisors regarding the Company’s PFIC classification, the consequences to them if the Company is a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences. (See Item 10 Taxation -United States Tax Consequences).

FE Battery’s stock price may limit its ability to raise additional capital by issuing common shares. The low price of the Company’s common shares also limits the Company’s ability to raise additional capital by issuing additional shares. There are several reasons for this effect. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders pay transaction costs that are a higher percentage of their total share value than if the Company’s share price were substantially higher.

The liquidity of FE Battery’s shares in the United States markets may be limited or more difficult to effectuate because FE Battery is a “Penny Stock” issuer. The Company’s stock is subject to U.S. “Penny Stock” rules which make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks. Penny stocks are equity securities with a price of less than US$5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system.

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices, the Company’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in FE Battery’s shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stocks. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of the Company, if a market for the shares should develop in the United States.

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

Email: info@febatterymetals.com

Website: www.febatterymetals.com

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

On October 25, 2022, First Energy Metals Limited changed its name to FE Battery Metals Corp.

On November 1, 2022, the Company completed a share consolidation of its capital on the basis of 3.8 existing common shares for 1 new common share post consolidation. All common shares, per common share amounts, warrants and stock options in these financial statements have been retroactively restated to reflect the share consolidation.

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed years, the Company has been principally attempting to locate deposits of precious metals in the Canadian provinces of British Columbia, Ontario and Quebec.

Canada

Ontario

Falcon Lake Property, Ontario

On January 3, 2022, the Company entered into an option agreement to acquire a 100% interest in the Falcon Lake property (the “Falcon Lake Agreement”). The Falcon Lake property is comprised of 48 mineral claims covering approximately 1,000 hectares located in the Thunder Bay Mining Division, Ontario.

On September 30, 2022, the Company entered into an amended option agreement which amended certain cash payments, share issuances and exploration expenditures due dates and requirements of the Option Agreement.

On October 21, 2022, the Company completed the following amended option payments and share issuances to acquire 100% interest in the Falcon Lake property:

Due Dates	Option payments ($)	Issuance of FE Battery common shares
On signing (paid and issued)	15,000	26,316
October 21, 2022 (paid and issued)	70,000	131,579

On January 27, 2023, the Company executed a joint venture agreement (the “Battery Age Minerals Joint Venture Agreement”) with Battery Age Minerals Limited (“Battery Age Minerals”) whereby Battery Age Minerals may earn a 100% interest in the Falcon Lake Property.

Pursuant to the Battery Age Minerals Joint Venture Agreement, Battery Age Minerals made a non-refundable payment of AUD$50,000 (CAD$45,359) and elected to earn a 65% interest by completing the initial option payment consisting of a cash payment of AUD$100,000 (CAD$93,999) and issuing the Company 1,375,000 of Battery Age Mineral shares valued at AUD$550,000 (CAD$513,975), which trade on the ASX under the symbol “BM8”. Battery Age Minerals earned a further 25% interest, for an aggregate 90% interest, by issuing a further 750,000 shares of Battery Age Minerals valued at AUD$300,000 (CAD$290,295) and by making a cash payment of AUD$50,000 (CAD$46,175). Battery Age Minerals may then acquire the remaining 10% interest, for a 100% beneficial interest by making a further payment equal to the lower of the price determined by independent valuation or AUD$2 million. Upon completing the 2nd option payment and Battery Age Minerals earning an 8590% interest, a joint venture will be deemed to have been formed between FE Battery and Battery Age Minerals to further advance the project.

The option agreement may be terminated in certain circumstances, including by FE Battery if certain milestones are not met in accordance with agreement.

Jubilee Lithium Property

On December 1, 2022, the Company entered into an option agreement to acquire a 100% interest in the Jubilee Lithium Property. The property consists of 10 mining claims covering approximately 3,278 hectares area located in Ear Falls, Ontario.

Under the terms of the Jubilee Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments:

Due Dates	Option payments ($)
December 1, 2024 (paid)	20,000
December 1, 2025	30,000

The Jubilee Lithium property is subject to a 2.0% NSR royalty.

North Spirit Property

On June 13, 2022, the Company entered into an option agreement to acquire a 100% interest in the North Spirit Property. The property consists of 124 mining claims covering approximately 2,500 hectares area in two claim blocks on crown land in northwestern Ontario and is located about 175 kilometres to the north of Red Lake, Ontario.

On October 26, 2022, the Company entered into an amended option agreement which amended the certain cash payments, share issuances and exploration requirements of the option agreement.

Under the terms of the amended North Spirit option agreement, the Company acquired a 100% interest in the North Spirit Property by completing the share issuance of 1,105,262 common shares.

The North Spirit property has a 1% GMR payable to the Optionor.

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

Under the terms of the Phyllis Amendment Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by completing the following: completing $140,000 in cash option payments, issuance of 157,896 common shares of the Company and completing $125,000 in exploration expenditures by June 2021. The Phyllis Property is subject to a royalty equal to 3% Net Smelter Return (“NSR”) royalty upon commencement of commercial production. The Company will have the option to reduce the NSR to 2.0% by paying $1,000,000.

The Company is currently in default of certain cash payments and share issuances under the Phyllis Amended Option Agreement and as result wrote-off all deferred costs incurred to date, while the Company and the Optionor continues negotiations for an amended agreement.

Red Lake Property

On September 14, 2020, the Company entered into an option agreement to acquire a 100% interest in the Red Lake Property. The Red Lake property is located in the Red Lake Mining District of Northwestern Ontario and consists of 94 mining cell claims covering 1,880 hectares in the Ball and Todd townships.

On February 28, 2021, and again on August 13, 2021, the Company entered into amended option agreements to which the Company could acquire a 100% interest in the property by issuing 730,263 shares. As of March 31, 2022, the Company had acquired 100% interest in the Red Lake property having issued 730,263 shares.

The Red Lake property is subject to a 2.5% NSR royalty, with the Company having the option to reduce the NSR by 1% to 1.5% by paying $1,000,000.

December 2022, the Company wrote-off all deferred costs as the claims were allowed to lapse.

Scramble Mine Gold Property

On June 2, 2020, the Company entered into an option agreement to acquire a 100% interest in certain mineral claims (the “Scramble Mine Gold Property”) located in the Kenora Mining District in northwestern Ontario, Canada.

Under the terms of the Scramble Mine Option Agreement, the Company has the option to acquire a 100% interest in the Scramble Mine Gold Property by completing the following: completing $100,000 in cash option payments, issuing 263,157 common shares of the Company as well completing $250,000 in cumulative exploration expenditures on the property by June 2023.

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

Trix Lithium Property

On March 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Trix Lithium Property (“Trix Lithium”). Trix Lithium is located in in the Georgia Lake area in northwestern Ontario and is comprised of 24 mining claims.

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Trix Lithium property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of FE Battery common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing	25,000 (paid)	83,333 (accrued)	Nil	Nil
March 13, 2024	25,000	1,500,000	100,000	100,000
March 13, 2025	25,000	500,000	200,000	300,000
March 13, 2026	100,000	500,000	400,000	700,000

The Trix Lithium property is subject to a 2.0% NSR royalty. The Company will have the option to reduce the NSR by 1% to 1.0% by paying $1,000,000.

British Columbia

Kokanee Creek and Independence Gold Properties

On March 17, 2020, the Company entered in an option agreement to acquire a 100% interest in the Kokanee Creek and Independence Gold Properties (the “Properties”). The Properties are located in British Columbia and consist of 5 claims covering 2,690 hectares.

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

On August 11, 2020, the Company entered into a purchase agreement with Geomap Exploration Inc. to acquire a 100% interest in the Bald Eagle Silver property (“Bald Eagle”). On February 28, 2021, the Company entered into an amended option agreement which amended the due date for the share issuance under the Bald Eagle Agreement. Under the terms of the amended purchase agreement, the Company acquired a 100% interest in the Bald Eagle Silver Property, by way of issuing 144,737 common shares of the Company on April 20, 2021. Bald Eagle is subject to a 2.0% NSR royalty of which the Company will have the option to reduce the NSR to 1.0% by paying $500,000.

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

Quebec

Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (“Abitibi Agreement”). The Abitibi Lithium property is comprised of 241 mineral claims covering over 13,000 hectares located in the Abitibi area of western Quebec.

The Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium Property on March 12, 2021. Under the terms of the Abitibi Agreement, the Company will acquire a 100% interest in the Abitibi Lithium Property by way of issuing 1,078,947 common shares of the Company and by paying $250,000, which were issued and paid as of April 30, 2021. The Abitibi Lithium Property is subject to a 3% NSR, which the Company will have the option to reduce the NSR to 2% by paying $1,000,000.

Titan Gold Property

On October 2, 2020, the Company entered into an option agreement with Gravel Ridge Resources Ltd. to acquire a 100% interest in the Titan Gold Property (“Titan Gold”). Shaw Gold is located in the Abitibi Greenstone Belt, Quebec, Canada and is comprised of 80 mining claims covering approximately 4,400 hectares in the regional county municipal of Jamesie in Quebec.

Under the terms of the option agreement, , the Company holds an option to acquire a 100% interest in the Titan Gold Property by paying cash payments of $98,500 and the issuance of 157,895 common shares over a 3-year period.

The Titan Gold property is subject to a 1.5% NSR royalty. The Company will have the option to reduce the NSR by 0.5% to 1.0% by paying $500,000.

Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (“Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering over 900 hectares located in the Abitibi area of western Quebec.

Pursuant the option agreement, the Company completed the option to acquire a 100% interest in the property by completing the following: make $180,000 in cash option payments, the issuance of 876,316 common shares of the Company and the completion of $550,000 in cumulative exploration expenditures.

The Augustus Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (“Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering over 700 hectares located in the Landrienne Township area of Quebec.

Pursuant the option agreement, the Company holds the option to acquire a 100% interest in the property by completing the following: make $60,000 in cash option payments, the issuance of 230,263 common shares of the Company by February 2023.

The Canadian Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

Electron Lithium Property, Quebec

On March 2, 2022, the Company entered into a purchase agreement to acquire a 100% interest in the Electron Lithium property (the “Electron Agreement”). The Electron Lithium property is comprised of 438 mineral claims covering approximately 30,000 hectares of prospective land around the Augustus Lithium Property in western Quebec.

On November 8, 2022, the Company had completed the following option payments and share issuances to acquire 100% interest in the Electron Lithium property.

Due Dates	Option payments ($)	Issuance of FE Battery common shares
On signing (paid and issued)	100,000	986,842
September 2, 2022 (paid)	100,000	Nil
March 2, 2023 (paid)	100,000	Nil

The Electron Lithium property is subject to a 3% Gross Metal Royalty (“GMR”), which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

On November 14, 2022, the Company entered into a joint venture agreement (the “Infini Joint Venture Agreement”) with Infini Resources Pty Ltd. (“Infini Resources”) whereby Infini Resources may earn a 100% interest in 255 of the 438 mineral claims comprising the Electron Lithium Property.

Pursuant to the Infini Joint Venture Agreement, Infini Resources made a non-refundable payment of AUD$50,000 (CAD$44,088) and has elected to earn an initial 50% interest by making an initial cash payment of AUD$550,000 (CAD$486,837). Upon exercising the option, a joint venture will also be formed between FE Battery and Infini Resources to further advance the project. Thereafter, Infini Resources has the option to acquire an additional 25% by making a further AUD$150,000 payment and issuing shares of Infini Resources in the value of AUD$150,000 within 18 months of earning its initial 50% interest. Infini Resources may then acquire the remaining 25% interest, for a 100% beneficial interest by making a further payment AUD$300,000 and issuing shares of Infini Resources in the value of AUD$300,000 within 12 months of earning its 75% interest. The Infini Joint Venture Agreement may be terminated in certain circumstances, including by FE Battery if certain milestones are not met in accordance with agreement.

McNeely Lithium Property, Quebec

Pursuant to the McNeely Lithium Property purchase agreement entered on June 7, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, located in Quebec, by issuing 526,316 common shares and paying $250,000. The McNeely Lithium Property is located in Quebec and consists of 66 claims covering approximately 2,400 hectares. The McNeely Lithium Property is subject to a 3.0% Gross Metal Royalty (“GMR”). Certain of the claims are subject to a pre-existing 1.0% NSR. The Company will have the option to purchase the NSR by paying $200,000 to the NSR holder.

Rose West Lithium Property

On November 25, 2022, the Company entered into an option agreement to acquire a 100% interest in the Rose West Property. The Rose West Lithium property is located in the James Bay region of northern Quebec and consists of 32 mining claims covering approximately 1,700 hectares within townships.

On December 9, 2022, the Company entered into amended option agreement to which the Company could acquire a 100% interest in the property by issuing 1,300,000 shares and granted the Company a 1% Gross Metal Royalty (“GMR”). Subsequent to March 31, 2023, the Company issued the required shares to acquire a 100% interest in the Rose West Lithium property (Note 14).

The Rose West Lithium property has a 1% GMR payable to the optionor upon the commencement of commercial production.

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

Senay Lithium Property

On March 4, 2023, the Company entered into an option agreement to acquire 100% in the Senay Lithium Property (“Senay Lithium”). The Senay Lithium Project consists of 59 mining claims covering approximately 3,100 hectares in northern Quebec.

Under the terms of the Senay Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments:

Due Dates	Issuance of FE Battery common shares
March 4, 2023 (accrued)	1,500,000
March 4, 2024	1,500,000

The Senay Lithium Property is subject to a 1.0% GMR, of which the Company may repurchase by Paid paying $1,000,000 for each 0.5%.

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

The Property is a part of the Preissac–Lacorne pegmatite fields where spodumene bearing lithium pegmatites were discovered in 1940s’. The geology and the mineralization of the Augustus property are similar to the geology and mineralization of the Quebec Lithium Mine located approximately 6 kilometers to the southeast of the property. It has excellent infrastructure support with road network, railway, electricity, water, and trained manpower available locally. Geologically the Preissac-Lacorne area lies within a belt of volcanic and sedimentary rocks intruded to the north by LaMotte batholiths and to the south by the Preissac batholiths and Moly Hill pluton.

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

Exploration Highlights:

Completed Phase 1 drill program of 5,847.15 meters consisting of 32 drill holes and commenced Phase 2 drill program with cumulative 2,200m of drilling consisting of 9 drill holes; with the following drill hole results of the drill programs:

•	Drill hole LC21-09 intersected a 39 meters spodumene pegmatite in which a 7-meter-wide zone assayed 1.12 percent lithium oxide at 11 metres drilled depth;
•	Drill hole LC21-18 intersected several spodumene bearing lithium pegmatite intercepts from 58.2 m to 160 m drilled depth; of which the most promising intercept grading 1.56% lithium oxide over 6 m at 114 m drilled depth, and a second 19 m wide intercept grading 0.48% Li2O at 141 m drilled depth;
•	Drill hole LC21-17 intersected two spodumene bearing lithium pegmatite intercepts, of which the first is 5.2 metres wide zone grading 0.93 % lithium oxide at 214 m drilled depth, and a second 4.0 m wide intercept grading 0.30% Li2O at 292 m drilled depth;
•	Drill hole LC21-19 intersected 1.26 % Li2O or 5,849 parts per million lithium over 2.7 m at 61 m drilled depth;
•	Drill hole LC 21-33 intersected two zones; a 13.20-meter-wide zone with 0.08% Li2O at 2.7 m, and a 59.2- meters- wide zone with 0.07% Li2O at 34.8 m drilled depth;

•	Drill hole LC 21-34 intersected two zones; a 11.73-meter-wide zone with 0.09% Li2O at 1.7 m, and a 75.3- meters- wide zone with 0.08% Li2O at 67.63 m drilled depth including a one-meter section of 1.49% Li2O at 81m;
•	The drill hole LC21-35 intersected a 11.20-meter-wide zone with 0.91 % Li2O at 146 m, including a 5 m zone with 1.03% Li2O at 146 m and 3.2 m with 1% Li2O at 154 m. There is another seven meters wide zone with 0.54% Li2O at 165 m drilled depth including 2.06% Li2O over one meter at 169 m;
•	Drill hole LC 21-36 intersected two weakly anomalous zones; a 9.8-meter-wide zone with 0.05% Li2O at 171 m, and a 7.5- meters- wide zone with 0.04% Li2O at 198 m drilled depth;
•	Drill hole LC 21-37 intersected multiple weakly anomalous zones with widths in the range of 3 to 10 metres and 0.06-0.09% Li2O;
•	The drill hole LC21- 39 intersected three lithium pegmatites with the main 7.3 m wide pegmatite zone averaged 1.54% lithium oxide (Li2O) at 188.7m drilled depth;
•	The drill hole LC21-40 intersected a 4.95-meter-wide lithium pegmatite with average 1.49% lithium oxide (Li2O) at 189.6m drilled depth;
•	The drill hole LC23-42 intersected two pegmatites with widths of 16 m and 4 m, respectively, showing varying lithium grades from 164 to 250 meters drilled depth;
•	Drill Hole LC23-43 intersected four main lithium pegmatites as follows:
o	Pegmatite 1 with average 1,950.60 ppm Li or 0.42% Li2O over 5 meters at 152 m drilled depth.
o	Pegmatite 2 with average 1,870.71 ppm Li or 0.40% Li2O over 6 meters at 169 m drilled depth.
o	Pegmatite 3 with average 665.50 ppm Li or 0.14% Li2O over 3 meters at 196 m drilled depth.
o	Pegmatite 4 with average 536 ppm Li or 0.12% Li2O over 3 meters at 249 m drilled depth.
•	The drill hole LC23-44 intersected 6.9-metre-wide pegmatite at 1.07% Li2O at 98.5 m drilled depth;
•	Drill hole LC23-50 intersected eight main lithium pegmatites as follows:

o	Pegmatite intercept 1 with average 1,915 ppm Li or 0.41% Li2O over 1.77 meters at 11.23 m drilled depth.
o	Pegmatite intercept 2 with average 1,610 ppm Li or 0.35% Li2O over 2 meters at 25 m drilled depth.
o	Pegmatite intercept 3 is a low-grade zone with average 917 ppm Li or 0.20% Li2O over 4.4 meters at 31m drilled depth.
o	Pegmatite intercept 4 with average 5,558 ppm Li or 1.19% Li2O over 17.45 meters at 82.85m drilled depth.
o	Pegmatite intercept 5 with average 5,099 ppm Li or 1.10% Li2O over 10 meters at 106m drilled depth. This intercept also has a 1.67 m section with 1,700 ppm cesium and 2,030 ppm chromium. Rubidium in two sections is over 5,000 ppm which is above the method detection limits.
o	Pegmatite intercept 6 with average 6,625 ppm Li or 1.42% Li2O over 2 meters at 180m drilled depth.
o	Pegmatite intercept 7 is a low-grade zone with average 244 ppm Li or 0.05% Li2O over 4 meters at 194m drilled depth.
o	Pegmatite intercept 8 with average 3,146 ppm Li or 0.68% Li2O over 8.5 meters at 210m drilled depth.
•	Drill hole LC23-51 intersected two lithium pegmatites zones including a 10-metre-wide section of 1.03% Li2O at 118 m drilled depth.
•	Drill hole LC23-60 intersected two lithium pegmatites as follows:
o	The upper pegmatite intersected 2.75 m wide zone with average 2810 parts per million lithium or 0.60% lithium oxide at 78 m drilled depth; including one-metrewide zone with 1.34% Li2O at 78.75 m depth. tantalum.
•	Drill Hole LC23-61 intersected a 2.3 m wide lithium pegmatite with average 2,467 ppm Li or 0.53% Li2O at 207.7 m drilled depth.

(2)	Canadian Lithium Property, Quebec, Canada

The Canadian Lithium property is comprised of 12 mineral claims covering over 671 hectares located in the Landrienne and La Corne Township areas approximately 40 kilometres northwest of the town of Val d’Or, Quebec.

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

2022 Exploration Highlights:

•	April 27, 2021 announced assay results of channel samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut a 32-meter-wide section with an average of 0.74% Li2O which includes 14 meters of spodumene pegmatite with 1.61 percent lithium oxide;
•	May 4, 2021 announced assay results of the “Channel 21-2E” samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut a 31-meter-wide section with an average of 0.37% lithium oxide which includes 4 meters of spodumene pegmatite at 1.20 percent Li2O;
•	May 6, 2021 announced results drill hole LC21-003 intersected a six-meter-wide zone with 0.62 percent (%) lithium oxide (Li2O) at 45 metres (m) depth including a two metres wide intersection with 1.35% Li2O at 48 m depth. A second two-meter-wide pegmatite intersection assayed 0.63% Li2O at 73 m depth.
•	June 15, 2021 announced assay results of the north extension of the “Channel 21-2E” samples at the Beluga Pegmatite of the Canadian Lithium Prospect cut an 8-meter-wide section with an average of 1.44% lithium oxide (Li2O);

(3)	Abitibi Lithium Property, Quebec, Canada

The Abitibi Lithium property is comprised of 241 mineral claims covering over 12,779 hectares located in the Abitibi area of western Quebec, approximately 40 kilometres northwest of the town of Val d’Or, Quebec. The Abitibi Lithium Property claims are spread in several claim blocks of which some of the claims are located adjacent to the Augustus Lithium Property claims.

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

2021 Exploration Highlights:

•	Silver (Ag) values are in the range of 0.19 grams per tonne (g/t) to 43.69 g/t with average of 27 samples is 7.95 g/t, while seven samples are over 10 g/t, and two samples are 43.69 g/t.
•	Gold (Au) values are 0.006 g/t to 0.211 g/t with average 0.054 g/t.
•	Zinc is from 29.3 parts per million (ppm) to over 10,000 ppm (>1% Zn), where three samples are over the laboratory’s method detection limits of 10,000 ppm.
•	Cobalt (Co) is from one ppm to over 2,000 ppm (>0.2%) where one sample is over the laboratory’s method detection limits of 2,000 ppm.
•	Tungsten (W) is from less than 0.1 ppm to over 100 ppm (>100ppm) where one sample is over the laboratory’s method detection limits of 100 ppm.

Historical work highlights for the property are provided below:

•	The Kokanee Creek Claims were staked by Eagle Plains Resources and Miner River Resources in 1996 after base metal mineralization was found on the Lower Kokanee Creek Road. Eagle Plains Resources completed silt and soil geochemical surveying, diamond drilling, chip sampling and 3.5 kilometres of horizontal loop electromagnetic geophysical surveying.

•	A 5-hole drill program consisting of 1500 feet (457 m) drilling in February-March 1997 resulted in the discovery of near surface gold mineralization. Hole KC97-02 (Azimuth 052°/ Dip -45°) returned 26.11 g/t gold over 0.7m from 7.0-7.7m, and 13.52 g/t gold over 1.4m from 21.8-23.2m. All five holes returned encouraging gold, silver, lead or zinc mineralization at shallow depths. Fieldwork conducted during 1997 indicated the extension of the mineralized zone to the north, south and west.

•	In addition, rock samples within the zone returned values of 3.54% zinc, 4.22 g/t gold, and 48.0 g/t silver. A continuous chip rock sample taken along a road cut returned 0.3% zinc over 55 m, and 2.26 g/t gold over 5m.

•	An airborne electromagnetic geophysical survey was flown over the property by Eagle Plains Resources Ltd. in 2004. The results indicated two magnetic high features in the south western part of the property, in the area of the Big M / Kokanee Creek Minfile showing and another feature northeast of the Home Minfile occurrence.

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

(6)	Titan Gold Property, Quebec, Canada

The Titan Gold property is comprised of 80 mining claims covering approximately 11,000 acres land in the “municipalité régionale de comté” “regional county municipal” (“MRC”) of Jamesie in Quebec.

(7)	Red Lake Gold Property, Ontario, Canada

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

(8)	Kaslo Property, British Columbia, Canada

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

Exploration Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	2023	2022	2021	2020	2019

British Columbia
Kokanee Creek	$Nil	$74,500	$48,820	$Nil	$Nil
Kaslo Silver	Nil	Nil	Nil	Nil	Nil
Kootenay Lithium	Nil	Nil	Nil	3,028	5,038
Ontario
Jubilee Lithium	64,295	Nil	Nil	Nil	Nil
Phyllis Cobalt	Nil	21,047	Nil	Nil	119,813
Scramble Gold	Nil	Nil	49,229	Nil	Nil
Shaw Gold	Nil	Nil	713	Nil	Nil
Trix Lithium	32,750	Nil
Quebec
Titan Gold	89,100	75	50,637	Nil	Nil
Augustus Lithium	1,474,863	1,502,261	68,352	Nil	Nil
Canadian Lithium	Nil	Nil	14,750	Nil	Nil
General exploration	159,665	11,238	13,600	Nil	5,995
Total	$1,820,673	$1,609,121	$246,101	$3,028	$151,846

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

Management’s discussion and analysis is presented in relation to the consolidated financial statements of FE Battery, which statements are prepared as a going concern in accordance with IFRS.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of the Company’s short to medium-term operating and exploration cash flow must be derived from external financing.

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at March 31, 2023.

A.	Operating Results

Fiscal 2023 compared to Fiscal 2022

The net loss and comprehensive loss for the year ended March 31, 2023 (the “Current Year”) was $5,750,583, a $1,059,261 increase over the net loss of $4,691,322 for the year ended March 31, 2022 (the “Comparative Year”). The significant variances for the Current Year and Comparative Year are as follows:

•	Consulting fees were $167,767 in the Current Year, an increase of $39,934 over $127,833 for the Comparative Year. Consulting fees consist primarily of corporate advisory and development fees;

•	Exploration and evaluation expenditures were $1,820,673 in the Current Year, an increase of $211,552 over $1,609,121 for the Comparative Year. The increase is due primarily to exploration drill programs on its Quebec lithium prospects carried out during the Current Year;

•	Investor relations were $865,808 in the Current Year, a decrease of $122,217 over $988,025 for the Comparative Year. Investor relations consist on North American and European Investor Marketing programs;

•	Professional fees were $144,396 in the Current Year, an increase of $57,228 over the Comparative Year. The increase in professional fees corresponded with the increase in the Company’s activities during the Current Year;

•	Shareholder communications was $196,546 for the Current Year, a decrease of $566,549 over $763,095 for the Comparative Year. The decrease is primarily due to multiple shareholder and investor programs initiated during the Comparative Year and not extended into Current Year. In Fiscal 2022, the Company initiated additional shareholder communication programs focused on increasing market and investor awareness of the Company by engaging several groups to assist in growing the Company’s online and digital media presence throughout North America and European markets. The normal course of business expenses such as transfer agent fees, exchange listing fees, website maintenance and news release costs for the Company were comparative year over year;

•	Share-based compensation was $2,190,000 in the Current Year, while the Comparative Year was $632,450 expense. Share-based compensation expense is the fair value of restricted share units and stock options granted and vested to directors, officers and consultants during the year;

•	Gain on option of exploration and evaluation assets was $832,302 in the Current Year (2022 - $Nil) due to option earn-in payments received by the Company pursuant to two joint venture agreements entered into during the Current Year;

•	Recovery of flow-through premium liability was $185,872 in the Current Year (2022 - $200,961) due to the flow through recovery during the current year; and

•	Write-down of exploration and evaluation assets was $1,081,250 for the Current Year (Comparative Year - $480,250) was due to the Company’s write down of the deferred costs on certain properties for which the Company is either negotiating amendment agreements, re-staking claims or has decided not to continue with further exploration work on the property.

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

Financial Conditions for the year ended March 31, 2023

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

At March 31, 2023, FE Battery had working capital of $1,994,858 compared to working capital of $459,010 at March 31, 2022. As at March 31, 2023, the flow-through share premium liability is approximately $692,697 (March 31, 2022 - $129,208).

FE Battery began the year ended March 31, 2023, with $111,486 in cash. During the year ended March 31, 2023, the Company expended $3,055,361 on operating activities, net of working capital changes, had a net recovery of $205,449 from investing activities from its exploration and evaluation assets and generated $6,403,004 from financing activities which was attributable to proceeds from share issuances, net of share issue costs, to end at March 31, 2023 with $3,664,578 in cash.

The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

Operations for the year ended March 31, 2023, have been funded primarly through non-brokered private placement financings with the issuance of equity.

Capital Resources

As discussed above, at March 31, 2023, the Company’s working capital was $1,994,858 compared to a working capital of $459,010 at March 31, 2022. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months and will therefore will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations.

The Company had 41,920,038 common shares issued and outstanding as at March 31, 2023 (March 31, 2022 – 20,589,209).

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Fiscal 2023 and subsequently up to July 31, 2023

On May 2, 2022, the Company closed a non-brokered private placement, consisting of 907,519 flow-through units (“FT Units”) priced at $0.931 per FT Unit and 723,684 non-flow through units (“NFT Units”) priced at $0.76 per NFT Unit for aggregate gross proceeds of $1,394,900. Each FT Unit consists of one flow-through common share and one-half of one common share purchase warrant (each a “Flow Through Warrant”). Each whole Flow Through Warrant entitles the holder to purchase one common share at a price of $1.71 for a period of two years from the issue date. Each NFT Unit consists of one non-flow-through common share and one non-flow-through common share purchase warrant. Each NFT warrant entitles the holder to purchase one common share at a price of $1.90 for a period of one year from the issue date. The Company also paid finder’s fees of $25,350 and issued 33,355 finder’s shares.

On October 21, 2022, the Company issued 131,579 common shares valued at $37,500, pursuant to the Falcon Lake Property option agreement.

On November 7, 2022, the Company issued 613,158 common shares valued at $153,290, pursuant to the Augustus Lithium Property option agreement.

On November 15, 2022, the Company closed a non-brokered private placement for aggregate gross proceeds of $1,500,000 (the “Private Placement”). The Private Placement consisted of issuing 6,666,667 common shares at a price of $0.225 per share. The Company also paid finder’s fees of $58,500.

On December 14, 2022, the Company closed a non-brokered private placement of 3,707,500 flow-through (FT) shares for gross proceeds of $2,225,475 by issuing 2,040,000 Quebec FT shares at price of $0.625 per share; and 1,667,500 National FT shares at a price of $ 0.57 per share. The Company recognized a liability for flow-through shares of $594,175 (see Note 13). The Company also paid cash finder fees of $133,520.

On December 20, 2022, the Company issued 713,158 common shares valued at $271,000, pursuant to the Gaspesie Peninsula Property option agreement.

On February 3, 2023, the Company issued 78,947 common shares valued at $27,631, pursuant to the Canadian Lithium Property option agreement.

On February 24, 2023, the Company issued 1,105,262 common shares valued at $442,105, pursuant to the North Spirit Property option agreement.

On March 27, 2023, the Company has closed a non-brokered private placement for aggregate gross proceeds of $1,500,000 (the “Private Placement”). The Private Placement consisted of issuing 3,000,000 common shares at a price of $0.50 per share.

On March 31, 2023, the Company granted 3,650,000 restricted share units valued at $2,190,000 under the Company’s shareholder approved restricted share unit plan.

On April 3, 2023, the Company issued 1,500,000 common shares pursuant the Senay Lithium property option agreement and 83,333 common shares pursuant the Trix Lithium property option agreement.

On April 4, 2023, the Company issued 1,300,000 common shares pursuant the Rose West Lithium property option agreement to acquire a 100% interest in the property;

On May 26, 2023, the Company granted 2,000,000 stock options at an exercise price of $0.59 and granted 550,000 RSU’s to certain officers, directors and consultants of the Company. Both the stock options and RSU’s vest immediately and are subject to the statutory four month hold period;

On May 31, 2023, the Company closed the first tranche of its May 26, 2023 announced private placement, for gross proceeds of $700,000, by way of issuing 573,770 flow-through shares (“FT share”) priced at $0.61 per FT share and 538,461 national flow-through shares (“NFT share”) priced at $0.65 per NFT share; and

On June 9, 2023, the Company closed the second and final tranche of its May 26, 2023 announced private placement, for gross proceeds of $520,000, by way of issuing 800,000 NFT shares priced at $0.65 per NFT share.

Fiscal 2022

During fiscal year 2022, the Company issued 232,000 common shares pursuant to the exercise of share purchase warrants for total proceeds of $49,200. Fair value of the warrants exercised was $11,150.

On June 3, 2021, the Company closed non-brokered private placements for aggregate gross proceeds of $1,000,000 and through the issuance of 2,003,376 flow-through units (“FT Units”) at $0.385 per FT Unit for proceeds of $771,300 and through the issuance of 682,687 units (“Units”) at $0.335 per Unit for gross proceeds of $228,700. Share issue costs were $67,727, which included a finder’s fee of 8% paid in connection with the above noted private placement of $64,384 cash and $3,343 in other share issue costs.

On November 26, 2021, the Company closed a non-brokered private placement for aggregate proceeds of $2,200,000 from the sale 8,800,000 units at a price of $0.25 cents per unit (the “Unit”). Share issue costs were $14,715, which included a finder’s fee of 5% paid in connection with the above noted private placement of $13,750 cash.

Fiscal 2021

During fiscal year 2021, 1,762,807 share purchase warrants were exercised for the issuance of 1,762,807 common shares for total proceeds from the exercise was of $1,137,600. Fair value of the warrants exercised for the share issued was $239,467.

On December 31, 2020, the Company closed the first tranche of a non-brokered private placement, consisting of 263,158 Flow-Through Units (“FT Units”) for gross proceeds of $250,000.

On January 27, 2021, the Company closed the second and final tranche of balance a non-brokered private placement, consisting of 105,263 Flow-Through Units (“FT Units”) and 328,947 non-flow through units (“NFT Units”) for gross proceeds of $350,000.

On March 4, 2021, the Company closed a non-brokered private placement, consisting of 1,052,632 Flow-Through Units (“FT Units”) and 776,316 non-flow through units (“NFT Units”) for gross proceeds of $1,550,000.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Stock Options

During the year ended March 31, 2023, the Company did not grant any stock options.

During the year ended March 31, 2022, pursuant to the Company’s stock option plan, the Company granted 223,684 stock options at an exercise price of $1.33 per share, expiring on May 14, 2026, 236,842 stock options at an exercise price $0.95, expiring on July 13, 2026, 197,368 stock options at an exercise price $1.52, expiring on January 5, 2023, and 63,158 stock options at an exercise price $1.33, expiring on January 6, 2027. The Company granted stock options to directors, officers and consultants.

During the year ended March 31, 2021, pursuant to the Company’s stock option plan, the Company granted 694,737 stock options at an exercise price of $0.80 per share, expiring on February 9, 2026 and 342,105 stock options at an exercise price $1.33, expiring on February 11, 2026. The Company granted stock options to directors, officers and consultants.

Restricted Share Units

During the year ended March 31, 2023, pursuant to the Company’s restricted share unit plan, the Company issued 3,650,000 restricted share units (“RSU”) on March 31, 2023, vesting immediately. The Company issued the RSUs to directors, officers and consultants.

During the years ended March 31, 2022 and 2021, the Company did not issue any RSUs.

Financing Activities

The Company estimates that it will require additional financing to carry out its exploration plans and operations through the next twelve months. This could involve joint venture, equity financing, or other forms of financing.

Going Concern

At March 31, 2023, the Company has working capital of $1,994,858. Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months. Therefore, the Company will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for Fiscal 2023

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

As at July 31, 2023, the Company had the following common shares issued and outstanding 47,265,602.

C.	Research and development, patents and licenses

As FE Battery is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend information

As a mineral resource exploration company, the Company’s activities are mainly in response to metal prices and the availability of equity financings. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals. As a mineral resource exploration company, the interest in FE Battery’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metal prices that, traditionally, have been cyclical in nature.

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

E.	Off-statement of financial position arrangements

FE Battery does not have any off-balance sheet arrangements.

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2023:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of FE Battery’s rights to a particular property.

G.	Safe Harbour

Certain statements contained in the foregoing Operating Results and elsewhere in this Annual Report on Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of FE Battery to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Risk factors that could affect our future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, no revenue from commercial operations, no assurance that any of our mineral properties possess commercially mineable bodies of ore, financial risk, shareholder dilution from additional equity financings, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for precious and base metals, the impact of changes in foreign currencies’ exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for precious and base metals, and receipt of permits and approvals from governmental authorities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company as at March 31, 2023. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 31, 2023	Principal Business Activities Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	Targeted Microwave Solutions Inc.	1,692,763	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary

Medgold Resources Corp.

Iconic Minerals Ltd.

Petrichor Energy Inc.

Adastra Holdings Ltd.

Altima Resources Inc.

Consolidated Odyssey Exploration Inc.

American Biofuels Inc.

Odyssey Petroleum Corporation

		Nil	Consultant to companies in the junior resource sector
Craig Alford (3) Director	Barrel Energy Inc. Evergreen- Agra Inc. Verde Science Inc.	25,000	Geologist
Jason Grewal	None	25,000	Lawyer
Jodie Gibson (5)	None	Nil	Geologist
(1)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.

(2)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.

(3)	Craig Alford was appointed Director of the Company on October 7, 2019. Mr. Alford holds both a Bachelor of Science (Hons) and a Master of Science in Geology. He is a registered Professional Geoscientist (P. Geo) in Ontario and is a Qualified Person, as defined in National Instrument 43-101. During his 30 years of experience worldwide, Mr. Alford has designed, managed and provided technical direction for projects throughout North and South America, China, Central Asia, Russia, Australia and Africa. Mr. Alford’s experience has included senior positions for a number of large mining companies including, Zijin Mining Group, China Railway, and Teck Mining Ltd.

(4)	Jason Grewal was appointed to the Company’s board of director on October 23, 2019. Mr. Grewal is a solicitor in England and Wales and admitted as an attorney in the state of New York. He has studied law at the London School of Economics, and holds a law degree from the University of London, an LLM in international business law from the IE Law School in Madrid and an MSc in global finance from Cass Business School in London. He has experience working in Canada, the United States and the United Kingdom, and in Europe. He has advised on various capital market transactions in various jurisdictions, and has experience working with both international law firms and multinational corporations.

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

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2023;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2023;

(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2023.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2023.

Compensation of Directors and NEOs

The Company’s Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company’s directors and senior management. The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company’s auditors, legal counsel and employees may be invited to attend. The independent directors exercise their responsibilities for independent oversight of management through a strong CGCC.

To determine compensation payable, the CGCC reviews compensation paid for directors and NEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation, the CGCC annually reviews the performance of the NEOs in light of the Company’s objectives and considers other factors that may have impacted the success of the Company in achieving its objectives and financial resources.

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

Nature and Administration of the RSU Plan

All Eligible Persons (as defined in the RSU Plan) of the Company are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs.

Subject to certain restrictions, the Board can, from time to time, grant RSUs to Eligible Persons. RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The grant of an RSU Award shall entitle the Participant to the conditional right to receive for each RSU credited to the Participant’s Account, at the election of the Company, either one Common Share or an amount in cash, net of applicable taxes and contributions to government sponsored plans, as determined by the Board, equal to the Market Price of one Common Share for each RSU credited to the Participant’s Account on the Settlement Date, subject to the conditions set out in the RSU Grant Letter and in the Plan, and subject to all other terms of this Plan

Each award of RSUs vests on the date(s) (each a “Vesting Date”) specified by the Board on the award date and reflected in the applicable Award Notice (as defined in the RSU Plan). Additionally, the term of the RSUs shall be determined by the Board on the date of the award of RSUs. Each RSU outstanding and all rights thereunder shall expire at the expiry time determined by the Board, subject to earlier termination in accordance with the RSU Plan.

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

At March 31, 2023, and at July 31, 2023, the maximum number of common shares which may be issued pursuant to share-based awards under the RSU Plan is equal to 4,192,004 and 4,726,560 of the issued and outstanding common shares at the respective dates. There were Nil share-based awards outstanding at March 31, 2022 and July 31, 2022 respectively.

Option-Based Awards

The board of directors of the Company adopted a stock option plan, as amended (the “Plan”), effective December 8, 2018, which has been most recently approved by the shareholders of the Company on April 3, 2023, at the Company’s AGM on that date. The number of shares in respect of which options may be granted under the plan shall not exceed 10% of the issued and outstanding common shares of the Company at the relevant grant date. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

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

The Plan contains a provision that, if pursuant to the operation of the plan’s adjustment provisions, in respect of options granted under the Plan (the “Subject Options”), an optionee receives options to purchase securities of another company (the “New Company”), such new options shall expire on the earlier of: (i) the expiry date of the Subject Options; (ii) if the optionee does not become an eligible person in respect of the New Company, the date that the Subject Options expire pursuant to the applicable provisions of the Plan relating to expiration of options in cases of death, disability or termination of employment discussed in the preceding paragraph above (the “Termination Provisions”); (iii) if the optionee becomes an eligible person in respect of the New Company, the date that such new options expire pursuant to the terms of the New Company’s stock option plan that correspond to the Termination Provisions; and (iv) the date that is one (1) year after the Optionee ceases to be an eligible person in respect of the New Company or such shorter period as determined by the Board.

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

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as an incentive for performance, and as an opportunity to participate in the success of FE Battery. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options are exercisable over periods of up to ten years as determined by the board of directors of FE Battery and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to FE Battery and its subsidiaries or employees of companies providing management services to FE Battery or its subsidiaries.

At March 31, 2023, and at July 31, 2023, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 2,631,476 and 3,166,032 of the issued and outstanding common shares at the respective dates. There were 1,757,896 and 1,757,896 stock options outstanding at March 31, 2022 and July 31, 2022 respectively.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, 2023, 2022 and 2021 is as set out below:

NEO Name and Principal Position	Year (1)	Salary/ Fees ($)	Share- Based Awards ($)	Option- Based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($(3))	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Gurminder Sangha (4) President and CEO	2023 2022 2021	200,000 188,021 146,500	600,000 Nil Nil	Nil Nil 161,328	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	800,000 188,021 307,828
Jurgen Wolf (5) CFO and Corporate Secretary	2023 2022 2021	10,000 2,500 1,500	Nil Nil Nil	Nil Nil 37,470	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	10,000 2,500 38,970
(1)	Financial years ended March 31.

(2)	The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2023, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Gurminder Sangha	203,947	0.798	February 9, 2026	Nil	Nil	N/A
Jurgen Wolf	47,368	0.798	February 9, 2026	Nil	Nil	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no share-based awards and option-based awards that vested or were earned by the NEOs during the during the financial year ended March 31, 2023.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Year (1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Craig Alford	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	Nil Nil 41,633	Nil Nil Nil	Nil Nil Nil	15,100 12,000 8,500	15,100 12,000 50,133
Jason Grewal	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	Nil Nil 31,225	Nil Nil Nil	Nil Nil Nil	Nil 49,500 Nil	Nil 49,500 31,225
Lyle McLennan (1)	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	Nil Nil 26,021	Nil Nil Nil	Nil Nil Nil	Nil Nil 5,000	Nil Nil 31,021
Jodie Gibson	2023 2022 2021	Nil Nil Nil	Nil Nil Nil	Nil Nil 52,041	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 52,041
(1)	Mr. McLennan resigned as a director on March 23, 2021.

Outstanding Share-based Awards and Option-based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2023, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Craig Alford	52,632	0.798	February 9, 2026	Nil	Nil	N/A
Jason Grewal	39,474	0.798	February 9, 2026	Nil	Nil	N/A
Lyle McLennan (1)	32,895	0.798	February 9, 2026	Nil	Nil	N/A
Jodie Gibson	65,789	0.798	February 9, 2026	Nil	Nil	N/A
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no share-based awards and option-based awards that vested or were earned by the directors during the during the financial year ended March 31, 2023.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Options-Based Award approved by security holders (1)	1,560,528	$1.04	3,166,032
Share-Based Award approved by security holders (1)	Nil	Nil	4,726,560
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,560,528	$1.04	7,892,592

(1)	As at March 31, 2023.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.	Board Practices

The Company has five directors as of July 31, 2023, namely: Gurminder Sangha, Jurgen Wolf, Craig Alford, Jason Grewal and Jodie Gibson. Mr. Sangha, Mr. Wolf, Dr. Alford, Mr. Grewal and Mr. Gibson were appointed on December 22, 2017, February 22, 2018, October 7, 2019, October 23, 2019 and March 23, 2021, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

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

There are no director’s services contracts with the Company providing for benefits upon termination of employment. The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement) or in the event of a change in control. There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer. Other than as disclosed in related party transactions, fees payable to directors as disclosed above under “Director Compensation”, and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

Audit Committee

As of July 31, 2023, Gurminder Sangha, Jason Grewal and Jodie Gibson are the members of the Company’s audit committee and with Mr. Grewal acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

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

At March 31, 2023, the Company did not have any employees.

E.	Share Ownership

See Item 6A. – “Directors and Senior Management”.

See Item 6B. for stock options held by the directors or members of senior management of the Company as at March 31, 2023.

The following table sets forth, as of July 31, 2023, the number of FE Battery’s common shares beneficially owned by the directors and members of senior management of FE Battery, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at July 31, 2023

Name of Shareholder	Number of Shares held, directly and indirectly, at July 31, 2023 (1)	% of Issued and Outstanding Shares at July 31, 2023(1)
Gurminder Sangha	1,692,763	3.58%
Jurgen Wolf	Nil	Nil
Jodie Gibson	Nil	Nil
Craig Alford	25,000	0.05%
Jason Grewal	25,000	0.05%

(1) Based on 47,265,602 common shares issued and outstanding, and no warrants and stock options were held by officers and directors as at July 31, 2023.

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

To the knowledge of the directors and executive officers of the Company as at July 31, 2023, there are no holders of 5% or more of the common shares of FE Battery.

The above information was obtained from SEDI and SEDAR.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form; however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and FE Battery does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, FE Battery is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 31, 2023, the Company had authorized an unlimited number of common shares without par value of which 47,265,602 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.	Related Party Transactions

During the years ended March 31, 2023, 2022, and 2021, the Company:

a)	paid $200,000 (2022 - $188,021, 2021 - $148,000) to non-independent director and officers of the Company;

b)	paid fees to independent directors of $25,100 (2022 - $64,000, 2021 - $13,500);

c)	made share-based payments of $600,000 (2022 - $Nil, 2021 - $292,472).

As at March 31, 2023, an amount of $384,876 for fees and/or expenses owed to directors and officers are included in amounts due to related parties (March 31, 2022 - $36,923; March 31, 2021 - $90,365). These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2023 fiscal year which have materially affected or will materially affect FE Battery in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to FE Battery as FE Battery could have obtained from unaffiliated parties.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

item 8.	Financial information

A.	Consolidated Statements and Other Financial Information

Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2023, 2022, and 2021.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to the Company’s knowledge no material legal or arbitration proceedings involving the Company is threatened.

Dividend Policy

FE Battery has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of FE Battery are being retained for working capital and exploration of its projects.

B.	Significant Changes

There are no significant changes have occurred since the date of FE Battery’s most recent audited financial statements, March 31, 2023, other than disclosed in this Annual Report on Form 20-F, items represented in Note 5 to the financial statements for the year ended March 31, 2023.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

FE Battery’s common shares trade on the CSE under the trading symbol “FE” and CUSIP # 31422Y. The Company is also listed on the OTC under FEMFF

Trading Markets

The tables below list the high and low prices for common shares of the Company for the five most recent full financial. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2019 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE: FE – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2023	1.04	0.25
March 2022	1.52	0.53
March 2021	2.36	0.23
March 2020	1.12	1.33
March 2019	1.63	0.285

The following table lists the volume of trading and high, low and maximum closing sales prices for shares of FE Battery’s common stock for the last eight fiscal quarters and for the most recent six months. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2019 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE: FE – Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2023
Fourth Quarter	1.04	0.45
Third Quarter	0.49	0.27
Second Quarter	0.61	0.25
First Quarter	0.91	0.25

Fiscal 2022
Fourth Quarter Third Quarter	1.48 1.46	0.76 0.53
Second Quarter	1.24	0.61
First Quarter	1.52	0.82

Month ended
June 30, 2023	0.55	0.50
May 30, 2023	0.62	0.56
April 30, 2023	0.60	0.57
March 31,2023	0.64	0.39
February 28, 2023	0.42	0.395
January 31, 2023	0.34	0.34

The Company’s common stock is issued in registered form.

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.	Markets

FE Battery shares trade on the following stock exchanges and other regulated markets:

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

The Company’s original corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 71412. A copy of the Articles of Association and Memorandum then in effect were filed as an exhibit with the Company’s initial registration statement on Form 20-F. In 2004 the Company’s existing Memorandum was replaced by a Notice of Articles. Subsequent amendments to the Company’s Articles have been also filed as exhibits subsequent to the initial registration statement. On June 23, 2011, the Company adopted new Articles of Association.

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

A director or senior office who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, is required under the BCA to disclose the nature and extent of the conflict as required by the Business Corporations Act, and may be counted for the purpose of quorum requirements is required to abstain from voting on any directors’ resolution to approve a contract or transaction in which he has a disclosable interest.

The new form of articles adopted by the Company in June 2011 (“Articles”) update some of the terminology therein as well as incorporating some of the more flexible provisions of the BCA. The major changes from the existing Articles are: 1. certain changes to the Notice of Articles, Articles and share structure may be able to be made by directors’ resolution or ordinary resolution of the Company’s shareholders, in each case as determined by the directors. A more detailed description of this changes is provided below; 2. the directors may, by directors’ resolution, approve a change of name of the Company without the necessity for shareholder approval; 3. shareholder meetings may be held by electronic means; 4. the quorum for shareholder meetings is changed from two shareholders or proxyholders present to one shareholder present in person or represented by proxy; 5. shareholder meetings may, if authorized by directors’ resolution, be held in jurisdictions outside British Columbia; and 6. the Chairman of a directors’ meeting does not have a casting vote, in the event of an equality of votes.

The Company is subject to the policies of the Canadian Securities Exchange and compliance with Exchange policy may supersede powers granted to the Board pursuant to the Articles.

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 47,265,602 are outstanding as of July 31, 2023. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and the Company’s Articles relating to the common shares may be summarized as follows:

Capital increases and Other Changes

The Company may alter its Notice of Articles, Articles and share structure in the following manner: 1. by directors’ resolution or ordinary resolution of the shareholders of the Company, in each case as determined by the directors, (a) create one or more classes or series of shares and, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares and alter the identifying name of any of its shares; (b) establish, increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares; (c) if the Company is authorized to issue shares of a class of shares with par value, decrease the par value of those shares or, if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (d) change all or any of its unissued shares with par value into shares without par value or vice versa or change all or any of its fully paid issued shares with par value into shares without par value; (e) create, attach, vary or delete special rights or restrictions for the shares of any class or series of shares, if none of those shares have been issued; (f) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (g) authorize alterations to the Articles that are procedural or administrative in nature or are matters that pursuant to the Articles are solely within the directors’ powers, control or authority; and (h) alter the identifying name of any of its shares. 2. if the BCBCA does not specify the type of resolution and the Articles do not specify another type of resolution, by ordinary resolution of the shareholders otherwise alter its shares or authorized share structure and, if applicable, alter its Notice of Articles and, if applicable, alter its Articles accordingly.

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

Change in Control

Other then as disclosed under Item 6.B “Termination and Change of Control Benefits”, the Company does not have any agreements which are triggered by a take-over or other change of control, except that a takeover or change of control may result in the vesting of stock options previously granted. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in the Company’s material agreements giving special rights to any person on a change of control.

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

FE Battery is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in “E. Taxation” below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

All prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing the common shares of the Company.

Canadian Federal Income Tax Consequences for United States Residents

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in FE Battery Metals Corp. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances. The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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

US Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-

resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a) (30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

Exhibits attached to this Form 20-F are available for viewing at the head office of the Company, 25th Floor – 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 during normal business hours. Copies of FE Battery’s financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing at www.sedar.com.

I.	Subsidiary Information

This information is not required for reports filed in the United States.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FE Battery is a “small business issuer”, and as such, does not need to provide the information required by Item 11.

ITEM 12.	description of securities other than equity securities

Not applicable.

PART II

ITEM 13.	defaults, dividend arrearages and DELINQUENCIES

Not applicable.

ITEM 14.	material modifications to the rights of security holders and use of proceeds

Not applicable.

item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended March 31, 2023, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The management of FE Battery is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2023. In making this assessment, they used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2023, the Company’s internal control over financial reporting was and is effective, based on those criteria.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2023, that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Jason Grewal, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2023 and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2023	(1)	2022
Audit fees	$ 20,000		$ 21,000
Tax fees	750		750
Total fees	$ 20,750		$ 21,750

(1) Estimated audit fees for the year ended March 31, 2023

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

During the year ended March 31, 2023, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

FE Battery is furnishing financial statements under Item 18.

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

This annual report on Form 20-F includes the following financial statements of FE Battery:

a)	Auditors’ Report on the Statements of Financial Position as at March 31, 2023 and 2022 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2023, 2022, and 2021;

b)	Statements of Financial Position as at March 31, 2023 and 2022;

c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2023, 2022 and 2021;

d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2023, 2022 and 2021;

e)	Statements of Cash Flows for years ended March 31, 2023, 2022 and 2021; and

f)	Notes to Financial Statements for the years ended March 31, 2023, March 31, 2022, and March 31, 2021.

ITEM 19.	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Financial Statements for the Years Ended March 31, 2023, 2022 and 2021, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants for the years ended March 31, 2023, 2022 and 2021.
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles
4.1	Stock Option Plan (10% Rolling), as approved by shareholders on April, 3, 2023
4.7	Restricted Share Unit Plan as approved by shareholders on April 3, 2023
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

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

SIGNATURES

FE Battery Metals Corp. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

FE BATTERY METALS CORP.

Per:

/s/ Gurminder Sangha

Gurminder Sangha, President

DATED:             August 1, 2023