Form 20-F
period 2024-03-31
FE Battery Metals Corp.
filed 2024-08-08
CIK 1066130

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Number of outstanding shares of FE Battery Metals Corp.’s only class of issued capital stock as at March 31, 2024:

50,846,156 Common Shares Without Par Value

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

Financial Risk Factors

FE Battery has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2024, is $56,179,336), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2024, the Company had working capital of $1,678,090, compared to working capital of $1,994,858 at March 31, 2023. Working capital is defined as current assets less current liabilities.

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

The Company does not have sufficient financial resources to fund operations for the balance of fiscal 2025. The Company has been successful in the past in obtaining financing through the sale of equity securities but as an exploration stage company, it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favourable. If the Company fails to obtain additional financing on a timely basis, the Company could forfeit its mineral property interests, dilute its interests in its properties, sell one or more properties and/or reduce or terminate operations.

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

Augustus Lithium Project, Quebec

Property Description, and Location

The Company’s material property, Augustus Lithium Property, is an early-stage exploration property comprised of four groups of claims totaling 334 mining claims covering approximately 16,500 hectares’ land located in western Quebec in the Landrienne and La Come Townships on NTS 32C05 and 32D08. The Augustus Lithium Property is comprised of the Abitibi Lithium property claims, the Canadian Lithium property claims, McNeely Lithium property claims, Electron Lithium property and the Augustus Lithium property claims.

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

Property Location Map

FE BATTERY METALS CORP
80°W
78°W
76°W
50°N
48°N
46°N
QUEBEC
Augustus Lithium Project
Québec
75°W
60°W
Augustus Lithium Project
Matagami
Joutel
Lebel-sur-Quévillon
La Sarre
Amos
Senneterre
Rouyn-Noranda
Val-d'Or
Kirkland Lake
Iroquois Falls
Englehart
New Liskeard
Ville-Marie
Temiscaming
Sturgeon Falls
North Bay
Mattawa
Deep River
Petawawa
Pembroke
Maniwaki
QUEBEC
ONTARIO
LEGEND
Augustus Lithium Project
Highway
Main Road
Railroad
Stream/River
Wetland
Lake
MAP DATE: 2021-12-15
TOPOGRAPHICAL MAP
PROPERTY LOCATION
AUGUSTUS LITHIUM PROPERTY
QUÉBEC
0
50
100
150
Kilometers
WGS 1984
CANADA

Ownership

The Company has acquired 100% rights in the Augustus Lithium Property which comprised of five groups of claims totaling 772 property claims through agreements with various vendors with vendors retaining either a 2% Net Smelter Royalty or 3% Gross Metal Royalty on certain claims. The claims cove approximately 46,500 hectares’ land located in western Quebec in the Landrienne and La Come Townships. The Augustus Lithium Project has annual claim maintenance fees of $55,299, as well annual property work commitments of $898,600, of which $18,010 of the claim maintenance and $288,800 of the property work commitments are the obligation of Infini Resources Pty Ltd. pursuant to the sales agreement of 234 mining claims between the two companies.

Sales Agreement for certain claims

On November 14, 2022, FE entered into a sales agreement with Infini Resources Pty Ltd. (Infini), an Australian private company for the sale of 234 of the 772 mining claims covering approximately 12,477.20 hectares’ area out of the Augustus Property through cash payments, common shares issuances and exploration expenditures as follows:

(a) Infini make a non-refundable cash payment of AUD$50,000 on signing;

(b) Subject to the satisfaction (or waiver by Infini) of the Conditions Precedent, the Company agrees to irrevocably grant to Infini (or its nominee) an exclusive option to acquire a 50% legal and beneficial interest in the Project (Stage 1 Interest) in consideration for Infini:

(i) making a cash payment of AUD$550,000 to FE within 7 business days of signing this agreement

(c) Subject to Infini (or its nominee) acquiring the Stage 1 Interest, FE agrees to irrevocably grant to Infini (or its nominee) an exclusive option to acquire an additional 25% legal and beneficial interest in the Project (Stage 2 Interest) in consideration for Infini:

(i) making a cash payment of AUD$150,000 18 months from earning the Stage 1 Interest; and

(ii) issuing AUD$150,000 worth of Shares in its capital to FE, based on the 10-day volume weighted average price of Shares, calculated the day before the date of issue of the Shares within 18 months of acquiring the Stage 1 Interest (Stage 2 End Date).

(d) Subject to Infini (or its nominee) acquiring the Stage 2 Interest, FE agrees to irrevocably grant to Infini (or its nominee) an exclusive option to acquire an additional 25% legal and beneficial interest in the Project (Stage 3 Interest) in consideration for Infini:

(i) making a cash payment of AUD$300,000 upon the first anniversary of earning the Stage 2 Interest

(ii) issuing AUD$300,000 worth of Shares in its capital to FE, based on the 10-day volume weighted average price of Shares, calculated the day before the date of issue of the Shares within 12 months of acquiring the Stage 2 Interest (Stage 3 End Date).

The Infini Joint Venture Agreement may be terminated in certain circumstances, including by FE Battery if certain milestones are not met in accordance with the agreement.

Pursuant to the Infini Joint Venture Agreement, Infini Resources earned an initial 50% interest by making initial cash payments of AUD$600,000 (CAD$530,925). Upon exercising the option, a joint venture will also be formed between FE Battery and Infini Resources to further advance the project. Infini Resources has the option to acquire an additional 25% by making a further AUD$150,000 payment and issuing shares of Infini Resources in the value of AUD$150,000 within 18 months of earning its initial 50% interest. Infini Resources may then acquire the remaining 25% interest, for a 100% beneficial interest by making a further payment AUD$300,000 and issuing shares of Infini Resources in the value of AUD$300,000 within 12 months of earning its 75% interest. To date, Infini Resources has not exercised its option to acquire an additional 25% interest.

Map for claims sold to Infini in Block 1 and Block 2

78°20'W
78°10'W
78°W
77°50'W
48°30'N
48°25'N
48°20'N
48°15'N
BLOCK 1
BLOCK 2
QUÉBEC
Augustus Lithium Property
80°W
70°W
60°W
50°N
LEGEND
FE
BATTERY METALS CORP
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
MAP DATE: 2022-12-15
BEDROCK GEOLOGY
PROPERTY GEOLOGY
AUGUSTUS LITHIUM PROPERTY
QUÉBEC
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
75°W
60°W
60°N
50°N
QUEBEC
Augustus Lithium Property
Québec

Regional Geology Map

FE BATTERY METALS CORP
QUEBEC
Augustus Lithium Property
Québec
75°W
60°W
60°N
50°N
Lac La Motte
Lac Malartic
Barraute
Val-d'Or
Cadillac
Rivière Héva
Saint-Mathieu
Preissac
Vassan
Val-Senneville
Manneville Fault
La Motte Pluton
Preissac Pluton
Moly Hill Pluton
La Corne Pluton
Bouvier
International Lithium
Landrienne Sud
Keyboycon
Martin-McNeely
Canadian Lithium
Augustus Exploration
Lacorne Lithium
Lithium Amérique du Nord
Vallée Lithium
Duval-Lithium
La Motte
Lac La Motte
La Corne
Valor Lithium
Authier
Raymor Deposit
Lac Baillargé-Est
Chubb
250,000
260,000
270,000
280,000
290,000
300,000
5,370,000
5,360,000
5,350,000
5,340,000
5,330,000
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
Geological contact
ARCHEAN
Malartic Group
Dubuisson and Jacolas formations (basalt, komatiite)
Lac Coste Formation (paragneiss, arenite)
La Motte-Vassan Formation (komatiite, basalte, arénite)
Molybdenum deposits (prospects and former mines)
Granitic pegmatites with:
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

Completed Phase 1 and Phase 2 drill program with the following drill hole results of the drill programs:

•	Drill hole LC21-09 intersected a 39 meters spodumene pegmatite in which a 7-meter-wide zone assayed 1.12 percent lithium oxide at 11 metres drilled depth;
•	Drill hole LC21-18 intersected several spodumene bearing lithium pegmatite intercepts from 58.2 m to 160 m drilled depth; of which the most promising intercept grading 1.56% lithium oxide over 6 m at 114 m drilled depth, and a second 19 m wide intercept grading 0.48% Li2O at 141 m drilled depth;
•	Drill hole LC21-17 intersected two spodumene bearing lithium pegmatite intercepts, of which the first is 5.2 metres wide zone grading 0.93 % lithium oxide at 214 m drilled depth, and a second 4.0 m wide interce t grading 0.30% Li2O at 292 m drilled depth;

•	Drill hole LC21-19 intersected 1.26 % Li2O or 5,849 parts per million lithium over 2.7 m at 61 m drilled depth;
•	Drill hole LC 21-33 intersected two zones; a 13.20-meter-wide zone with 0.08% Li2O at 2.7 m, and a 59.2- meters- wide zone with 0.07% Li2O at 34.8 m drilled depth;
•	Drill hole LC 21-34 intersected two zones; a 11.73-meter-wide zone with 0.09% Li2O at 1.7 m, and a 75.3- meters- wide zone with 0.08% Li2O at 67.63 m drilled depth including a one-meter section of 1.49% Li2O at 81m;
•	Drill hole LC21-35 intersected a 11.20-meter-wide zone with 0.91 % Li2O at 146 m, including a 5 m zone with 1.03% Li2O at 146 m and 3.2 m with 1% Li2O at 154 m. There is another seven meters wide zone with 0.54% Li2O at 165 m drilled depth including 2.06% Li2O over one meter at 169 m;
•	Drill hole LC 21-36 intersected two weakly anomalous zones; a 9.8-meter-wide zone with 0.05% Li2O at 171 m, and a 7.5- meters- wide zone with 0.04% Li2O at 198 m drilled depth;

•	Drill hole LC 21-37 intersected multiple weakly anomalous zones with widths in the range of 3 to 10 metres and 0.06-0.09% Li2O;
•	Drill hole LC21- 39 intersected three lithium pegmatites with the main 7.3 m wide pegmatite zone averaged 1.54% lithium oxide (Li2O) at 188.7m drilled depth;
•	Drill hole LC21-40 intersected a 4.95-meter-wide lithium pegmatite with average 1.49% lithium oxide (Li2O) at 189.6m drilled depth;
•	Drill hole LC23-42 intersected two pegmatites with widths of 16 m and 4 m, respectively, showing varying lithium grades from 164 to 250 meters drilled depth;
•	Drill Hole LC23-43 intersected four main lithium pegmatites as follows:
o	Pegmatite 1 with average 1,950.60 ppm Li or 0.42% Li2O over 5 meters at 152 m drilled depth.
o	Pegmatite 2 with average 1,870.71 ppm Li or 0.40% Li2O over 6 meters at 169 m drilled depth.
o	Pegmatite 3 with average 665.50 ppm Li or 0.14% Li2O over 3 meters at 196 m drilled depth.
o	Pegmatite 4 with average 536 ppm Li or 0.12% Li2O over 3 meters at 249 m drilled depth.
•	Drill hole LC23-44 intersected 6.9-metre-wide pegmatite at 1.07% Li2O at 98.5 m drilled depth;
•	Drill hole LC23-50 intersected eight main lithium pegmatites as follows:
o	Pegmatite intercept 1 with average 1,915 ppm Li or 0.41% Li2O over 1.77 meters at 11.23 m drilled depth.
o	Pegmatite intercept 2 with average 1,610 ppm Li or 0.35% Li2O over 2 meters at 25 m drilled depth.
o	Pegmatite intercept 3 is a low-grade zone with average 917 ppm Li or 0.20% Li2O over 4.4 meters at 31m drilled depth.
o	Pegmatite intercept 4 with average 5,558 ppm Li or 1.19% Li2O over 17.45 meters at 82.85m drilled depth.
o	Pegmatite intercept 5 with average 5,099 ppm Li or 1.10% Li2O over 10 meters at 106m drilled depth. This intercept also has a 1.67 m section with 1,700 ppm cesium and 2,030 ppm chromium. Rubidium in two sections is over 5,000 ppm which is above the method detection limits.
o	Pegmatite intercept 6 with average 6,625 ppm Li or 1.42% Li2O over 2 meters at 180m drilled depth.
o	Pegmatite intercept 7 is a low-grade zone with average 244 ppm Li or 0.05% Li2O over 4 meters at 194m drilled depth.
o	Pegmatite intercept 8 with average 3,146 ppm Li or 0.68% Li2O over 8.5 meters at 210m drilled depth.
•	Drill hole LC23-51 intersected two lithium pegmatites zones including a 10-metre-wide section of 1.03% Li2O at 118 m drilled depth.
•	Drill hole LC23-60 intersected two lithium pegmatites as follows:
o	The upper pegmatite intersected 2.75 m wide zone with average 2810 parts per million lithium or 0.60% lithium oxide at 78 m drilled depth; including one-metrewide zone with 1.34% Li2O at 78.75 m depth. tantalum.
•	Drill Hole LC23-61 intersected a 2.3 m wide lithium pegmatite with average 2,467 ppm Li or 0.53% Li2O at 207.7m drilled depth.
•	Drill hole LC23-63 intersected six main lithium pegmatites as follows:
o	Lithium pegmatite #1 intersected a 3.88 meter zone with 0.37% Li2O at 115.49 m drilled depth. In addition, there are anomalous values of other rare metals such as beryllium (Be) in the range of 35 to 370 parts per million (ppm), cesium (Cs) 11.4 to 2070 ppm, niobium (Nb) 30 to 81.2 ppm, and tantalum (Ta) 24.7 to 113 ppm.
o	Lithium pegmatite #2 intersected an 8 meter wide zone with 1.0% Li2O at 179.7 m drilled depth, including a 4 m section of 1.61% Li2O at 181.5m. In addition, there are anomalous values of other rare metals such as Be in the range of 10 to 444 ppm, Cs 15.1 to 489 ppm, Nb 7.4 to 105.5 ppm, and Ta 3.4 to 96.1 ppm.
o	Lithium pegmatite #3 intersected a 2.8 meter zone with 0.3% Li2O at 199 m drilled depth. In addition, there are anomalous values of other rare metals such as Be in the range of less than (<) 3 to 180 ppm, Cs 4.9 to 298 ppm, Nb 5.9 to 93.1 ppm, and Ta 1.8 to 128 ppm.
o	Lithium pegmatite #4 intersected a 5.4 meter zone with 0.75% Li2O at 214 m drilled depth including a one meter section of 2.21% Li2O at 216 m. In addition, there are anomalous values of other rare metals such as Be in the range of 9 to 314 ppm, Cs 36.7 to 185 ppm, Nb 6.3 to 73.4 ppm, and Ta 1 to 86.1 ppm.
o	Lithium pegmatite #5 intersected an 8 meter zone with 0.69% Li2O at 226.6 m drilled depth, including a 3.1 m section with 1.23% Li2O at 229.4 m. In addition, there are anomalous values of other rare metals such as Be in the range of <3 to 451 ppm, Cs 36.7 to 185 ppm, Nb 6.3 to 73.4 ppm, and Ta 1 to 86.1 ppm.

o	Lithium pegmatite #6 intersected a 10.4 meter zone with 0.69% Li2O at 271.6 m drilled depth, including a one meter section of 1.32% Li2O at 274.6 m, and a 4 m section of 1.09% Li2O at 276.6 m. In addition, there are anomalous values of other rare metals such as Be in the range of <3 to 451ppm, Cs 36.7 to 185 ppm, Nb 6.3 to 73.4 ppm, and Ta 1 to 86.1 ppm.
•	Drill hole LC23-87 intersected a spodumene bearing lithium pegmatite at 1.01 percent (%) lithium oxide (Li2O) over 8 meters (m) at 107 m drilled depth. There are anomalous values of other rare metals such as beryllium (Be) 121.5 parts per million (ppm), cesium (Cs) 28.7 ppm, niobium (Nb) 91.85 ppm, tantalum (Ta) 83.10 ppm, gallium (Ga) 50.65 ppm and rubidium (Rb) 1,342.25 ppm
•	Drill hole LC23-88 intersected three spodumene-bearing lithium pegmatites of variable widths and grades, including one intercept of 1.05 percent (%) lithium oxide (Li2O) over 8.75 meters (m) at 90.25 m drilled depth. There are anomalous values of other rare metals such as beryllium (Be), cesium (Cs), niobium (Nb), tantalum (Ta) and rubidium

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

140°0'0"W
130°0'0"W
120°0'0"W
60°0'0"N
50°0'0"N
EPL:TSX-V
Eagle Plains Resources Ltd.
Kokanee Creek Property
Figure 1 - Property Location
Projection: UTM NAD83 - Zone 11N
May 2, 2005
Yukon Territory
Northwest Territories
Ross River
Whitehorse
Watson Lake
Fort Nelson
N
Alberta
Prince Rupert
Smithers
British Columbia
Edmonton
Pacific Ocean
Kokanee Creek Property
Campbell River
Victoria
Washington
Idaho
100 50 0 100 200 300 400
Kilometers
130°0'0"W
120°0'0"W

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
Meters
PROJECTION
North American Datum 1983, Zone 11N
CANADA
Kokanee Property
BRITISH COLUMBIA
Edmonton
Quesnel
Chilliwack
Nelson
1075091
1075031
1075092
Kokanee Glacier
Queens Bay
Balfour
Procter
Fraser
Harrop
Atbara
Willow Point
Nelson
480,000
490,000
500,000
5,510,000
5,500,000
5,490,000

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

Cosgrave Lithium Property, Ontario

Property description and location

The Cosgrave Lithium property is comprised of 198 mineral claims covering approximately 3,700 hectares located in the Ear Falls, Ontario.

Ownership

On August 24, 2023, the Company entered into a purchase agreement to acquire a 100% interest in the Cosgrave Lithium property. Pursuant to the terms of the Cosgrave Agreement, the Company acquired a 100% interest in the Cosgrave Lithium property by issuing 175,000 common shares of the Company and by making the option payment of $22,500 during the year ended March 31, 2024.

The Cosgrave Lithium Property is subject to a 1.5% NSR royalty, which the Company will have the option to reduce the NSR by 0.75% to 0.75% by paying $500,000.

Property Claim Map

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

Property Location Map

Falcon Lake Lithium Project
Hemlo Explorers Inc.
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
(100) STARES CONTRACTING CORP. (84)
(100) YVON MICHAEL GAGNE (20)
Falcon Lake Lithium Project
Esri, USGS, Province of Ontario, Esri, HERE, Garmin, FAO, NOAA, USGS, EPA, NRCan, Parks Canada
0 2.5 5 10 km

Claim Location Map

Ontario | **Ministry of Northern Development, Mines, Natural Resources and Forestry (NDMNRF)**
MLAS Map Viewer

Falcon Lake Lithium claims

Notes:

Ottertail R
Falcon Lake
FALCON LAKE AREA
52I08J
52I08I
702264
670168
637745
670166
702155
wtb 12 - 18 ЩЕА-109857

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

0 — 2.34 km

N

Projection: Web Mercator

Imagery Copyright Notices: Ontario Ministry of Northern Development, Mines, Natural Resources and Forestry; NASA Landsat Program; First Base Solutions Inc.; Aéro-Photo (1961) Inc.; DigitalGlobe Inc.; U.S. Geological Survey.

© Queen's Printer for Ontario, 2022

SK
MB
QC
ONTARIO

Jubilee Lithium Property, Ontario

Property description and location

The Jubilee Lithium property consisted of 10 contiguous mineral claims which cover 184 cells with a geographic area of approximately 2,944 hectares of land in the Red Lake Mining District, Northwestern Ontario. The Property is located approximately 80 km northeast of Ear Falls, Ontario. The nearest settlement is the town of Ear Falls, Ontario with a current approximate population of 1,000 inhabitants. The property lies within NTS map sheet 52N/01 and straddles four townships of Costello, Latrielle Lake Area, Jubilee Lake Area and Birkett Townships.

Ownership

On December 1, 2022, the Company entered into an option agreement to acquire a 100% interest in the Jubilee Lithium Property. The Company has completed the required option payments totaling $50,000 as of March 31, 2024 to acquire a 100% interest in the property.

During the year ended March 31, 2024, the Jubilee Lithium property claims were allowed to lapse and as a result the Company wrote-off all deferred costs incurred to date.

Property Location Map

100°0'W
90°0'W
80°0'W
70°0'W
55°0'N
50°0'N
45°0'N
MANITOBA
Lake Winnipeg
Ontario
Québec
QUEBEC
James Bay
Red Lake
Patricia
Porcupine
Jubilee Lithium Property
Red Lake
Thunder Bay
ONTARIO
Winnipeg
Kenora
Kenora
CANADA
UNITED STATES
Thunder Bay
Sault Ste. Marie
Larder Lake
Lake Superior
Greater Sudbury
Sudbury
Québec
MINNESOTA
Ottawa
Montréal
MICHIGAN
Lake Huron
Southern Ontario
Toronto
NEW YORK
Chicago
Detroit
Buffalo
Boston

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

The exploration work of 2022 was mainly carried out on the following two locations:

•	North End Jubilee Lake Blast Pit – Coordinates 542557E, 5653231N
•	Small Lake Northeast of Jubilee Blast Pit - Coordinates 543672E, 5654846N

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

The results of samples from two sampling areas indicate:

North End of Jubilee Lake Blas Pit

•	Lithium (Li) values are in the range of 42 parts per million (ppm) to 219 ppm with an average of 94 ppm.
•	Beryllium (Be) values are in the range of less than (<) 3ppm to 2,430 ppm with an average of 287 ppm.
•	Cesium (Cs) values are in the range of 12.3 ppm to 42.7 ppm with an average of 30.36 ppm.
•	Niobium (Nb) values are in the range of 8.8 ppm to 193.8 ppm with an average of 43.49 ppm.
•	Tantalum (Ta) values are in the range of 2.8 ppm to 43.1 ppm with an average of 20.2 ppm.
•	Rubidium (Rb) values are in the range of 277 ppm to 1160 ppm with an average of 542.33 ppm.

Small Lake NE of Jubilee

•	Lithium (Li) values are in the range of 33 ppm to 151 ppm with an average of 88.8 ppm.
•	Beryllium (Be) values are in the range of 4 ppm to 2300 ppm with an average of 363.4 ppm.
•	Cesium (Cs) values are in the range of 15.2 ppm to 65.4 ppm with an average of 36.42 ppm.
•	Niobium (Nb) values are in the range of 16.1 ppm to 126.4 ppm with an average of 74.56 ppm.
•	Tantalum (Ta) values are in the range of 5.3 ppm to 63.5 ppm with an average of 34.61 ppm.
•	Rubidium (Rb) values are in the range of 399 ppm to 1030 ppm with an average of 778.3 ppm.

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

Property Location Map

Ownership

In April 2023, the Company acquired a 100% interest in the Rose West property by issuing 1,300,000 shares of the Company.

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

Property claim map and Geology

Available Land
33C01 X 0008 0001 0
CDC-2219355 (E)
Ressources Unifiées Beaufield inc. (2118) (100%)
ROSE
WEST
LITHIUM
ROSE LITHIUM
DEPOSIT
33C01
33C02
32N15
32N16
Éch. 286201
Pivert
Lamothe
LAC PIVERT
JR
Rose
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

During the year ended March 31, 2024, the Company decided it would not be pursuing any further exploration work on the North Spirit property and wrote-off all deferred costs incurred to date.

Property Location Map

GEOMAP EXPLORATION INC.
Midex Resources Ltd.
LITHIUM Bearhead Lake Holmquistite
LITHIUM Pennock Lake Spodumene
LITHIUM Pennock Lake Holmquistite
NORTH SPIRIT LITHIUM PROPERTY
Mechita Lake
LITHIUM Spark Pegmatite
LITHIUM, TANTALUM Pakeagama Lake Pegmatite
Frontier Lithium Inc.
NORTH SPIRIT LITHIUM PROPERTY
North Spirit Lake
North Spirit Lake Airport
Exiro Minerals Corp.
Sandy Lake
North Spirit Lithium Property
ONTARIO
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
ONTARIO
0 2.5 5 10 15
Kilometers
Universal Transverse Mercator Projection
North American Datum 1983, 15N
CANADA
450,000
475,000
500,000
5,850,000
5,825,000

Pontax West Lithium Property, Quebec

Property description and location

The Pontax West Lithium Property consists of 72 mining claims covering over 3,800 hectares in the James Bay lithium region of northern Quebec.

Ownership

On October 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Pontax West Lithium Property.

Under the terms of the Pontax West Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Issuance of FE Battery common shares
On signing	1,500,000
October 13, 2024	2,000,000
October 13, 2025	2,500,000

The Pontax West Lithium property has a 1% GMR payable to the Optionor of which the Company will have the option to reduce the GMR by 1.0% by paying $1,000,000 for one-half of one percent.

At March 31, 2024, the Company and the Optionor are in discussions to amend and extend the option terms of the Pontax Lithium Agreement.

Property and Claim Location Map

Rose East Lithium Property, Quebec

Property description and location

The Rose East Lithium Project covers over 3,100 hectares (approx. 31 square kilometers) which sit directly adjacent to the Bourier project of Critical Elements Lithium Corporation (TSX-V: CRE).

The acquired land package consists of 59 mining claims within the north-east portion of the Northeast-Southwest striking 150 km long Lac des Montagnes volcano-sedimentary belt of Quebec, which contains abundant pegmatite showings and is one of the most active centers for lithium exploration in the province.

Ownership

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Rose East Lithium Property. Under the terms of the agreement, the Company has the option to acquire a 100% interest in the property by issuing 3,000,000 common shares option payments:, The Company has completed the initial 1,500,000 common share issuance and was required to issue an additional 1,500,000 by March 4, 2024.

At March 31, 2024, the Company and the Optionor are in discussions to amend and extend the option terms of the March 3, 2023 option agreement.

Geology

The Rose East claims are underlain by neo-Archean Voidyre Formation metasediments which contains numerous pegmatite intrusives of the Senay Suite. The Senay suite pegmatites range in length from a few meters to up to 3 kilometers and are the key target of Lithium exploration in the area.

Property Location Map

480,000
495,000
510,000
75°20'W
75°0'W
52°0'N
51°50'N
5,750,000
5,735,000
1LIFE HOLDINGS LTD., 100%
9219-8845 QUÉBEC INC., 100 %
(CANADIAN MINING HOUSE)
MÉTAUX OM1 (CANADA) INC. 25 %
9219-8845 QUÉBEC INC., 75 %
(CANADIAN MINING HOUSE)
CORPORATION LITHIUM
ÉLÉMENTS CRITIQUES
(Bourier Lithium Project)
Lac
Du Clas
Rose East
EXPLORATION MIDLAND INC.
Lac
Cabot
BRUNSWICK
EXPLORATION INC. 100 %
75°W
60°W
60°N
50°N
QUEBEC
Rose East
Property
Eastmain
Baie-James
Waskaganish
Nemiscau
Val-d'Or
Québec
Ottawa
FE
BATTERY METALS CORP
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

During the year ended March 2024, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

Property Location Map

Trix Lithium Property, Ontario

Property description and location

Trix Lithium is located in in the Georgia Lake area in northwestern Ontario and is comprised of 23 mining claims covering approximately 11,000 hectares.

Ownership

On March 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Trix Lithium Property.

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Trix Lithium property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of FE Battery common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing	25,000 (paid)	83,333 (issued)	Nil	Nil
March 13, 2024	25,000	1,500,000	100,000	100,000
March 13, 2025	25,000	500,000	200,000	300,000
March 13, 2026	100,000	500,000	400,000	700,000

The Trix Lithium property is subject to a 2.0% NSR royalty.

During the year ended March 2024, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

Exploration Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	2024	2023	2022	2021	2020

British Columbia

Kokanee Creek	$Nil	$Nil	$74,500	$48,820	$Nil
Kootenay Lithium(1)	Nil	Nil	Nil	Nil	3,028
Ontario
Jubilee Lithium(1)	Nil	64,295	Nil	Nil	Nil
Phyllis Cobalt(1)	Nil	Nil	21,047	Nil	Nil
Scramble Gold(1)	Nil	Nil	Nil	49,229	Nil
Shaw Gold(1)	Nil	Nil	Nil	713	Nil
Trix Lithium(1)	110,050	32,750	Nil	Nil	Nil
Quebec
Titan Gold(1)	Nil	89,100	75	50,637	Nil
Augustus Lithium	2,121,855	1,474,863	1,502,261	83,102	Nil
Pontax West Lithium	181,000	Nil	Nil	Nil	Nil
Rose West Lithium	72,600	Nil	Nil	Nil	Nil
Rose East Lithium	88,200	Nil	Nil	Nil	Nil
General exploration	9,700	159,665	11,238	13,600	Nil
Total	$2,583,405	$1,820,673	$1,609,121	$246,101	$3,028

(1)	As of March 31, 2024, the property is no longer held by the Company.

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

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at March 31, 2024.

A.	Operating Results

Fiscal 2024 compared to Fiscal 2023

The net loss and comprehensive loss for the year ended March 31, 2024 (the “Current Year”) was $6,635,073 a $884,490 increase over the net loss of $$5,750,583 for the year ended March 31, 2023 (the “Comparative Year”). The significant variances for the Current Year and Comparative Year are as follows:

●	Consultants and director fees were $111,500 in the Current Year, a decrease of $56,267 over $167,767 for the Comparative Year. Consulting fees consist primarily of corporate advisory and development fees as well as director fees;
●	Exploration and evaluation expenditures were $2,583,405 in the Current Year, an increase of $762,732 over $1,820,673 for the Comparative Year. The increase is due primarily to exploration drill programs on its Quebec lithium prospects carried out during the Current Year;
●	Investor relations were $1,093,021 in the Current Year, an increase of $227,112 over $865,909 for the Comparative Year. Investor relations consist of North American and European Investor Marketing programs;
●	Professional fees were $132,139 in the Current Year, a decrease of $12,257 over $144,396 for the Comparative Year. The decrease was due to reduced legal costs for the Company during the Current Year;
●	Shareholder communications was $125,844 for the Current Year, a decrease of $70,702 over $196,546 for the Comparative Year. Shareholder communication consists primarily of investor programs focused on increasing market and investor awareness of the Company by engaging several groups to assist in growing the Company’s online and digital media presence throughout North America and European markets. Shareholder communications also includes expenses such as transfer agent fees, exchange listing fees, website maintenance and news release costs;
●	Share-based compensation was $1,786,445 in the Current Year, while the Comparative Year was $2,190,000 expense. Share-based compensation expense is the fair value of restricted share units and stock options granted and vested to directors, officers and consultants during the year;
●	Gain on option of exploration and evaluation assets was $Nil in the Current Year (Comparative Year - $832,302). The Comparative Year consisted of option earn-in payments received by the Company pursuant to two joint venture agreements entered into during the Comparative Year;
●	Unrealized loss on marketable securities was $549,946 in the Current Year while the Comparative Year was $66,899. The loss was due to a decrease in the fair value of the market securities held;
●	Recovery of flow-through premium liability was $717,679 in the Current Year (Comparative Year - $185,872) due to the flow through recovery during the current year; and
●	Write-down of exploration and evaluation assets was $749,771 for the Current Year (Comparative Year - $1,081,250). These amounts are due to the Company’s write down of the deferred costs on certain properties for which the Company is either negotiating amendment agreements, re-staking claims or has decided not to continue with further exploration work on the property.

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

Financial Conditions for the year ended March 31, 2024

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

At March 31, 2024, FE Battery had working capital of $1,678,090 compared to working capital of $1,994,858 at March 31, 2023. As at March 31, 2024, the flow-through share premium liability is approximately $159,579 (March 31, 2023 - $692,697).

FE Battery began the year ended March 31, 2024, with $3,664,578 in cash. During the year ended March 31, 2024, the Company expended $4,110,969 on operating activities, net of working capital changes, spent $52,500 on investing activities for its exploration and evaluation assets and generated $2,203,799 from financing activities which was attributable to proceeds from share issuances, net of share issue costs, to end at March 31, 2024 with $1,704,908 in cash.

The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

Operations for the year ended March 31, 2024, have been funded primarly through non-brokered private placement financings with the issuance of equity.

Capital Resources

As discussed above, at March 31, 2024, the Company’s working capital was $1,678,090 compared to a working capital of $1,994,858 at March 31, 2023. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months and will therefore will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations.

The Company had 50,846,156 common shares issued and outstanding as at March 31, 2024. (March 31, 2023 – 41,920,038).

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Fiscal 2024 and subsequently up to July 29, 2024

On April 3, 2023, the Company issued 1,500,000 common shares value at $975,000, pursuant the Rose East Lithium property option agreement and 83,333 common shares valued at $54,166, pursuant the Trix Lithium property option agreement;

On April 5, 2023, the Company issued 1,300,000 common shares valued at $884,000, pursuant the Rose West Lithium property option agreement to acquire a 100% interest in the property;

On May 26, 2023, the Company issued 550,000 Restricted Share Units valued $324,500 to director, officers, and consultants of the Company;

On June 5, 2023, the Company granted 2,000,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.59 per share, expiring on June 4, 2028. The fair value of these options was $1,055,070 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 3.52%, volatility factor of 156.61% and an expected life of five years.

On June 9, 2023, the Company closed a non-brokered private placement consisting of 1,338,461 Quebec flow- through shares (“QFT share”) priced at $0.65 per QFT share and 573,770 National flow through shares (“NFT share”) priced at $0.61 per NFT share for aggregate gross proceeds of $1,220,000. The Company recognized a liability for flow-through shares of $91,783. The Company also paid finder’s fees of $73,200;

On September 22, 2023, the Company granted 875,000 RSU’s to directors, officers and consultants and all of these were vested and issued on the grant date. The fair value of the RSU’s was $406,875 and calculated by multiplying the Company’s share price at grant date by the number of RSU’s granted.

On November 21, 2023, the Company closed a non-brokered private placement consisting of 675,000 common shares priced at $0.40 per share for aggregate gross proceeds of $270,000 and 1,855,554 Quebec flow-through units (“QFT unit”) priced at $0.45 per QFT unit for gross proceeds of $835,000. Each flow-through unit consists of one flow-through share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.65 cents per share for a period of two years from the issue date. The QFT share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 4.39% and 4.57%, volatility factor of 116.96% and an expected life of two years. The Company recognized a liability for flow-through shares of $92,778. The Company also paid finder’s fees of $48,000.

On April 18, 2024, the Company closed a private placement for gross proceeds of $400,000, by issuing 1,739,130 Quebec FT shares priced at $0.23 per share and paid finder’s fees of $24,000.

Fiscal 2023

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

On December 14, 2022, the Company closed a non-brokered private placement of 3,707,500 flow-through (FT) shares for gross proceeds of $2,225,475 by issuing 2,040,000 Quebec FT shares at price of $0.625 per share; and 1,667,500 National FT shares at a price of $ 0.57 per share. The Company recognized a liability for flow-through shares of $594,175. The Company also paid cash finder fees of $133,520.

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

Stock Options

During the year ended March 31, 2024, the Company granted 2,000,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.59 per share, expiring on June 4, 2028.

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

Restricted Share Units

During the year ended March 31, 2024, pursuant to the Company’s restricted share unit plan, the Company issued 550,000 restricted share units (“RSU”) on May 26, 2023, vesting immediately and issued 875,000 RSU’s vesting on grant date of September 22, 2023. The Company issued the RSUs to directors, officers and consultants.

During the year ended March 31, 2023, pursuant to the Company’s restricted share unit plan, the Company issued 3,650,000 RSU’s vesting on grant date March 31, 2023. The Company issued the RSUs to directors, officers and consultants.

During the year ended March 31, 2022, the Company did not issue any RSUs.

Financing Activities

The Company estimates that it will require additional financing to carry out its exploration plans and operations through the next twelve months. This could involve joint venture, equity financing, or other forms of financing.

Going Concern

At March 31, 2024, the Company has working capital of $1,678,090. Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months. Therefore, the Company will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for Fiscal 2024

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

As at July 29, 2024, the Company had 52,585,286 common shares issued and outstanding.

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

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2024:

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

The following table lists the directors and senior management of the Company as at March 31, 2024. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 29, 2024	Principal Business Activities Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	Targeted Microwave Solutions Inc.	1,692,763	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary	Medgold Resources Corp. Iconic Minerals Ltd. Petrichor Energy Inc. Adastra Holdings Ltd. Altima Resources Inc. Consolidated Odyssey Exploration Inc. American Biofuels Inc. Odyssey Petroleum Corporation	200,000	Consultant to companies in the junior resource sector
Craig Alford (3) Director	Barrel Energy Inc. Evergreen- Agra Inc. Verde Science Inc.	Nil	Geologist
Jason Grewal	None	220,000	Lawyer
Jodie Gibson (5)	None	200,000	Geologist

(1)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.
(2)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.
(3)	Craig Alford was appointed Director of the Company on October 7, 2019. Mr. Alford holds both a Bachelor of Science (Hons) and a Master of Science in Geology. He is a registered Professional Geoscientist (P. Geo) in Ontario and is a Qualified Person, as defined in National Instrument 43-101. During his 30 years of experience worldwide, Mr. Alford has designed, managed and provided technical direction for projects throughout North and South America, China, Central Asia, Russia, Australia and Africa. Mr. Alford’s experience has included senior positions for a number of large mining companies including, Zijin Mining Group, China Railway, and Teck Mining Ltd.
(4)	Jason Grewal was appointed to the Company’s board of director on October 23, 2019. Mr. Grewal is a solicitor in England and Wales and admitted as an attorney in the state of New York. He has studied law at the London School of Economics, and holds a law degree from the University of London, an LLM in international business law from the IE Law School in Madrid and an MSc in global finance from Cass Business School in London. He has experience working in Canada, the United States and the United Kingdom, and in Europe. He has advised on various capital market transactions in various jurisdictions, and has experience working with both international law firms and multinational corporations.
(5)	Jodie Gibson was appointed to the Company’s board of director on March 23, 2021. Mr. Gibson is an exploration geologist with over 14 years mineral exploration experience throughout the North American Cordillera from Alaska to Mexico; including syngenetic and epigenetic precious and base metal systems. He was the Project Manager of the Underworld Resources Inc. exploration team that discovered and defined the Golden Saddle and Arc deposits. Prior to joining the Company, Mr. Gibson was serving as Vice President Exploration for White Gold Corp where he oversaw over $30 million in exploration activities over the previous three years with highlights including expansion of the Golden Saddle and Arc deposits and five new discoveries across the White Gold district: including the high-grade Vertigo discovery on the JP Ross property. Mr. Gibson holds a Bachelor of Science Degree and a Master of Science Degree from Indiana State University and is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

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

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2024;
(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2024;
(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2024.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2024.

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

At March 31, 2024, and at July 29, 2024, the maximum number of common shares which may be issued pursuant to share-based awards under the RSU Plan is equal to 5,084,616 and 3,258,529 of the issued and outstanding common shares at the respective dates. There were Nil and 2,000,000 RSU’s share-based awards outstanding at March 31, 2024 and July 29, 2024 respectively.

Option-Based Awards

The board of directors of the Company adopted a stock option plan, as amended (the “Plan”), effective December 8, 2018, which has been most recently approved by the shareholders of the Company on December 11, 2023, at the Company’s AGM on that date. The number of shares in respect of which options may be granted under the plan shall not exceed 10% of the issued and outstanding common shares of the Company at the relevant grant date. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

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

At March 31, 2024, and at July 29, 2024, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 1,524,088 and 498,001 of the issued and outstanding common shares at the respective dates. There were 3,560,526 and 4,760,526 stock options outstanding at March 31, 2024 and July 29, 2024 respectively.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, 2024, 2023 and 2022 is as set out below:

NEO Name and Principal Position	Year (1)	Salary/ Fees ($)	Share- Based Awards ($)	Option- Based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($(3))	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Gurminder Sangha (4) President and CEO	2024 2023 2022	234,800 200,000 188,021	236,000 600,000 Nil	422,028 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	892,828 800,000 188,021
Jurgen Wolf (5) CFO and Corporate Secretary	2024 2023 2022	10,000 10,000 2,500	93,000 Nil Nil	131,884 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	234,884 10,000 2,500

(1)	Financial years ended March 31.
(2)	The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2024, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Gurminder Sangha	203,947	0.798	February 9, 2026	Nil	Nil	Nil
Gurminder Sangha	800,000	0.59	June 4, 2028	Nil	Nil	Nil
Jurgen Wolf	250,000	0.59	June 4, 2028	Nil	Nil	Nil
Jurgen Wolf	47,368	0.798	February 9, 2026	Nil	Nil	Nil

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Details for share-based awards earned and option-based awards that vested for Gurminder Sangha and Jurgen Wolf respectively during the financial year ended March 31, 2024 are disclosed above in the Summary of Compensation Table.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Year(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Craig Alford	2024	Nil	38,000	131,884	Nil	Nil	16,000	185,884
	2023	Nil	Nil	Nil	Nil	Nil	15,100	15,100
	2022	Nil	Nil	Nil	Nil	Nil	12,000	12,000
Jason Grewal	2024	Nil	177,500	79,130	Nil	Nil	Nil	256,630
	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2022	Nil	Nil	Nil	Nil	Nil	49,500	49,500
Jodie Gibson	2024	Nil	93,000	52,753	Nil	Nil	Nil	145,753
	2023	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Outstanding Share-based Awards and Option-based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2024, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Craig Alford	52,632	0.798	February 9, 2026	Nil	Nil	Nil
Craig Alford	250,000	0.59	June 4, 2028	Nil	Nil	Nil
Jason Grewal	39,474	0.798	February 9, 2026	Nil	Nil	Nil
Jason Grewal	150,000	0.59	June 4, 2028	Nil	Nil	Nil
Jodie Gibson	65,789	0.798	February 9, 2026	Nil	Nil	Nil
Jodie Gibson	100,000	0.59	June 4, 2028	Nil	Nil	Nil

(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Share-based awards earned and option-based awards that vested for directors, during the financial year ended March 31, 2024, was $308,500 and $263,767 respectively. Details of these amounts are found above under Directors Compensation.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Options-Based Award approved by security holders (1)	3,560,526	$0.79	1,524,088
Share-Based Award approved by security holders (1)	Nil	Nil	5,084,616
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	3,560,526	$0.79	6,608,704

(1)	As at March 31, 2024.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.	Board Practices

The Company has five directors as of July 29, 2024, namely: Gurminder Sangha, Jurgen Wolf, Craig Alford, Jason Grewal and Jodie Gibson. Mr. Sangha, Mr. Wolf, Dr. Alford, Mr. Grewal and Mr. Gibson were appointed on December 22, 2017, February 22, 2018, October 7, 2019, October 23, 2019 and March 23, 2021, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

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

Audit Committee

As of July 29, 2024, Gurminder Sangha, Jason Grewal and Jodie Gibson are the members of the Company’s audit committee and with Mr. Grewal acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

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

At March 31, 2024, the Company did not have any employees.

E.	Share Ownership

See Item 6A. – “Directors and Senior Management”.

See Item 6B. for stock options held by the directors or members of senior management of the Company as at March 31, 2024.

The following table sets forth, as of July 29, 2024, the number of FE Battery’s common shares beneficially owned by the directors and members of senior management of FE Battery, individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at July 29, 2024

Name of Shareholder	Number of Shares held, directly and indirectly, at July 29, 2024 (1)	% of Issued and Outstanding Shares at July 29, 2024(1)
Gurminder Sangha	1,692,763	3.22%
Jurgen Wolf	200,000	0.38%
Jodie Gibson	200,000	0.38%
Craig Alford	Nil	0.0%
Jason Grewal	220,000	0.42%

(1) Based on 52,585,286 common shares issued and outstanding, and no warrants and stock options were held by officers and directors as at July 29, 2024.

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

To the knowledge of the directors and executive officers of the Company as at July 29, 2024, there are no holders of 5% or more of the common shares of FE Battery.

The above information was obtained from SEDI and SEDAR+.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form; however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and FE Battery does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, FE Battery is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 29, 2024, the Company had authorized an unlimited number of common shares without par value of which 52,585,286 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.	Related Party Transactions

During the years ended March 31, 2024, 2023, and 2022, the Company:

a)	paid $244,800 (2023 - $200,000, 2022 - $188,021) to non-independent director and officers of the Company;

b)	paid fees to independent directors of $16,000 (2023 - $25,100, 2022 - $64,000);

c)	made share-based payments of $1,455,180 (2023 - $600,000, 2022 - $Nil).

As at March 31, 2024, an amount of $254,869 for fees and/or expenses owed to directors and officers are included in amounts due to related parties (March 31, 2023 - $384,876, March 31, 2022 - $36,923). These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2024 fiscal year which have materially affected or will materially affect FE Battery in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to FE Battery as FE Battery could have obtained from unaffiliated parties.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

item 8.	Financial information

A.	Consolidated Statements and Other Financial Information

Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2024, 2023, and 2022.

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

There are no significant changes have occurred since the date of FE Battery’s most recent audited financial statements, March 31, 2024, other than disclosed in this Annual Report on Form 20-F, items represented in Note 5 to the financial statements for the year ended March 31, 2024.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

FE Battery’s common shares trade on the CSE under the trading symbol “FE” and CUSIP # 31422Y. The Company is also listed on the OTC under FEMFF

Trading Markets

The tables below list the high and low prices for common shares of the Company for the five most recent full financial. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2020 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE: FE – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2024	0.95	0.16
March 2023	1.04	0.25
March 2022	1.52	0.53
March 2021	2.36	0.23
March 2020	1.12	1.33

The following table lists the volume of trading and high, low and maximum closing sales prices for shares of FE Battery’s common stock for the last eight fiscal quarters and for the most recent six months. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2019 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE: FE – Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2024
Fourth Quarter	0.33	0.19
Third Quarter	0.41	0.16
Second Quarter	0.62	0.36
First Quarter	0.95	0.445

Fiscal 2023
Fourth Quarter	1.04	0.45
Third Quarter	0.49	0.27
Second Quarter	0.61	0.25
First Quarter	0.91	0.25

Month ended
June 30, 2024	0.10	0.08
May 30, 2024	0.14	0.12
April 30, 2024	0.17	0.17
March 31,2024	0.19	0.19
February 28, 2024	0.31	0.275
January 31, 2024	0.33	0.31

The Company’s common stock is issued in registered form.

B.	Plan of Distribution

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

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 52,585,286 are outstanding as of July 29, 2024. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended March 31, 2024, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2024. In making this assessment, they used the criteria set forth in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2024, the Company’s internal control over financial reporting was and is effective, based on those criteria.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2024, that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Jason Grewal, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2024 and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2024	(1)	2023
Audit fees	$30,000		$24,500
Tax fees	1,575		1,575
Total fees	$31,575		$26,075

(1) Estimated audit fees for the year ended March 31, 2024

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

During the year ended March 31, 2024, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

This annual report on Form 20-F includes the following financial statements of FE Battery:

a)	Auditors’ Report on the Statements of Financial Position as at March 31, 2024 and 2023 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2024, 2023, and 2022;

b)	Statements of Financial Position as at March 31, 2024 and 2023;

c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2024, 2023 and 2022;

d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2024, 2023 and 2022;

e)	Statements of Cash Flows for years ended March 31, 2024, 2023 and 2022; and

f)	Notes to Financial Statements for the years ended March 31, 2024, March 31, 2023, and March 31, 2022.

ITEM 19.	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number		Description
F-1		Financial Statements for the Years Ended March 31, 2024, 2023 and 2022, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants (PCAOB Firm ID#1054) for the years ended March 31, 2024, 2023 and 2022.
1.1	*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles
4.1		Stock Option Plan (10% Rolling), as approved by shareholders on December 11, 2023
4.7		Restricted Share Unit Plan (10% Rolling), as approved by shareholders on December 11, 2023
6.1		Calculation of earnings per share – N/A
7.1		Explanation of calculation of ratios – N/A
11.1	*	Code of ethics
12.1		Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2		Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1		Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2		Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

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

DATED: August 7, 2024