Form 20-F
period 2025-03-31
Linear Minerals Corp
filed 2025-08-01
CIK 1066130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report______________

Commission file number 000-29870

LINEAR MINERALS CORP.

(formerly FE BATTERY METALS CORP.)

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

Number of outstanding shares of Linear Minerals Corp.’s only class of issued capital stock as at March 31, 2025:

61,335,286 Common Shares Without Par Value

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

N/A Yes ☐           No ☐

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this Annual Report on Form 20-F (this “Annual Report”) under the captions “Item 3 - Risk Factors”, “Item 4 – “Business Overview”, Item 5 - “Operating and Financial Review and Prospects” and “Item 11 - Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents incorporated herein by reference constitute “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Some forward-looking statements may be identified by such terms as “believes,” “anticipates,” “intends” or “expects” collectively “forward-looking statements.” Forward-looking information in this Annual Report include statements regarding the Company’s plans for its projects, statements relating to mineral resources, as they are based on various assumptions that are inherently forward-looking, statements regarding the anticipated timing by which the Company will require additional funds. These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements are based on assumptions regarding future events and other matters and are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Assumptions on which forward-looking statements are based include the assumptions underlying mineral resource estimates and in the technical reports supporting such estimates, the assumption that the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations. Such risks and the assumptions that accompany them, uncertainties and other factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for gold and silver and other precious metals explored for by the Company; industry capacity; the ability of the Company to raise the capital required to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold, silver and other precious metals; silver and gold price volatility; increased competition; risks of the mining industry; exploration programs not being successful; inability to obtain financing; inability to obtain, or cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations. There can be no assurance that forward-looking statements in this Annual Report will prove to be accurate and actual results and future events could vary materially from those implied by such statements. Consequently, all of the forward-looking statements made in this Annual Report are qualified by these cautionary statements. The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable laws.

Currency and Measurement

All currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated. Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
metres	3.281	= feet
kilometres (“km”)	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs.)
grams/tonne	0.029	= ounces (troy)/ton

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

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on Linear Minerals ’s financial performance.

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Financial Risk Factors

Linear Minerals has no source of operating cash flow, has a history of operating losses and has no assets of any significance with positive financial statement carrying values. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2025, is $59,492,701), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2025, the Company had working capital of $311,693, compared to working capital of $1,678,090 at March 31, 2024. Working capital is defined as current assets less current liabilities.

Linear Minerals may be unable to obtain the funds necessary to expand exploration. The Company’s operations consist, almost exclusively, of cash consuming activities given that all of its mineral projects are in the early exploration stage. The Company will need to receive additional equity capital or other funding from the joint venture of one or more properties or the sale of one or more properties for the next year, and failing that, may cease to be economically viable. To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.

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

Risks Associated with Mineral Exploration

Linear Minerals’ exploration efforts may be unsuccessful in locating viable mineral resources. Resource exploration is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

There is no certainty that expenditures to be made by the Company on the exploration of its properties and prospects as described herein will result in discoveries of mineralized material in commercial quality and quantities.

Mineral Resource Estimates Are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Extraction. Although the Company carefully prepares its mineral resource figures, such figures are estimates only and no assurance can be given that the indicated tonnages and grade will be achieved. There is significant uncertainty in any mineral resource estimate. Estimates of inferred resources are the least certain of the resource categories and there is no assurance that such resources can or will be upgraded to another category of resource, or that further exploration will confirm or validate such estimates. Actual deposits encountered and the economic viability of, and returns from, a deposit (if mined) may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, tonnage and grade of mineralization, metallurgy, estimated mineral recovery rates, cost of capital, mine development costs, operating costs, and exchange rates. Changes in assumptions may result in a significant reduction in the reported mineral resources and thereby have a material adverse effect on the Company’s results of operations and financial condition.

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

Linear Minerals may not be able to market minerals if any are acquired or discovered by the Company due to factors beyond the control of the Company. The marketability of minerals that could in the future be acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulation, including regulation relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

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

Failure to comply with environmental and reclamation rules could result in penalties. The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment. Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers, and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities, and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards, laws, and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. The Company does not maintain environmental liability insurance.

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

Other Risk Factors

Linear Minerals is dependent on its ability to recruit and retain key personnel. The success of the activities of the Company is dependent to a significant extent on the efforts and abilities of its management. Investors must be willing to rely to a significant extent on their discretion and judgment. The Company has relied on and will continue to rely on consultants and others for exploration, development and technical expertise. The ability of the Company to retain key personnel and its ability to continue to pay for services are dependent upon the ability of the Company to obtain adequate financing to continue operating as a going concern.

Linear Minerals’ title to mineral property interests may be challenged. Although the Company has done a review of titles to its mineral interests, it has not obtained title insurance with respect to its properties and there is no guarantee of title. The Company’s mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company’s Canadian mineral property interests consist of mineral claims, which have not been surveyed, and therefore the precise area and location of such claims or rights may be in doubt. As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future. The Company’s mineral properties in British Columbia are early-stage exploration and have no known mineral resources or reserves.

Linear Minerals’ directors and officers serve as directors and/or officers of other publicly traded junior resource companies. Some of the directors and officers of the Company serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company. Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law. In order to avoid the possible conflict of interest which may arise between the directors’ and officers’ duties to the Company and their duties to the other companies on whose boards they serve, the directors and officers of the Company expect that participation in exploration prospects offered to the directors or officers will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of the companies.

Linear Minerals’ may not be able to ensure certain risks which could negatively impact the Company’s operating results. In the course of exploration, development and production of mineral properties, certain risks, and in particular unanticipated geological and operating conditions as well as fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

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

Risks Relating to an Investment in the Securities of the Company

Linear Minerals could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. Holders. Potential investors who are U.S. Holders (defined below) should be aware that the Company expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may have been a PFIC in prior fiscal years and may continue to be a PFIC in subsequent years. If the Company were to be treated as a PFIC, U.S. Holders of the Company’s common shares would be subject to adverse U.S. federal income tax consequences, including a substantially increased U.S. income tax liability and an interest charge upon the sale or disposition of the Company’s common shares and upon the receipt of distributions on the Company’s common shares to the extent such distributions are treated as “excess distributions” under the U.S. federal income tax rules relating to PFICs. U.S. Holders could potentially mitigate such consequences by making certain elections with respect to the Company’s common shares. U.S. Holders are urged to consult their tax advisors regarding the Company’s PFIC classification, the consequences to them if the Company is a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences. (See Item 10 Taxation -United States Tax Consequences).

Linear Minerals’ stock price may limit its ability to raise additional capital by issuing common shares. The low price of the Company’s common shares also limits the Company’s ability to raise additional capital by issuing additional shares. There are several reasons for this effect. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, the Company’s shareholders pay transaction costs that are a higher percentage of their total share value than if the Company’s share price were substantially higher.

The liquidity of Linear Minerals’ shares in the United States markets may be limited or more difficult to effectuate because Linear Minerals is a “Penny Stock” issuer. The Company’s stock is subject to U.S. “Penny Stock” rules which make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks. Penny stocks are equity securities with a price of less than US$5.00 per share, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system.

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. At the present market prices, the Company’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock. Accordingly, United States broker-dealers trading in Linear Minerals’ shares will be subject to the Penny Stock Rules. Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stocks. As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of the Company, if a market for the shares should develop in the United States.

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

Email: info@linearminerals.com

Website: www.linearminerals.com

The mailing address of the Company is Suite 2421, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3. The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the Canadian Securities Exchange (“CSE” or the “Exchange”) under the symbol “LINE”. Prior the Company’s name change on December 31, 2024, the Company’s common shares were trading under the symbol “FE”. The Company shares are quoted on the OTCQB, (also under the symbol “LINMF”), an electronic trading platform operated by the OTC Markets Group Inc. The Company’s common shares are also quoted on the Frankfurt market under the symbol “A2JC89”.

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

On December 31, 2024, FE Battery Metals Corp. changed its name to Linear Minerals Corp., having previously operated as First Energy Metals Limited until its name change on October 25, 2022.

On November 1, 2022, the Company completed a share consolidation of its capital on the basis of 3.8 existing common shares for 1 new common share post consolidation. All common shares, per common share amounts, warrants and stock options in these financial statements have been retroactively restated to reflect the share consolidation.

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed years, the Company has been principally attempting to locate deposits of precious metals in the Canadian provinces of British Columbia, Ontario, and Quebec.

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

FE
BATTERY METALS CORP
Augustus Lithium Project
QUEBEC
ONTARIO
Matagami
Joutel
Lebel-sur-Quévillon
La Sarre
Amos
Senneterre
Rouyn-Noranda
Val-d'Or
Iroquois Falls
Kirkland Lake
Englehart
New Liskeard
Ville-Marie
Témiscaming
Sturgeon Falls
North Bay
Mattawa
Deep River
Petawawa
Pembroke
Maniwaki
Lake Abitibi
Lac Abitibi
Lake Nipissing
Georgian Bay
Kesagami Lake
Lac Evans
Lac Quenonisca
Lac Soscumica
Lac Poncheville
Lac Grasset
Lac Olga
Lac Matagami
Lac au Goéland
Lac Waswanipi
Lac Parent
Lac Preissac
Réservoir Decelles
Grand lac Victoria
Réservoir Dozois
Réservoir Cabonga
Réservoir Baskatong
Lac des Quinze
Lac Simard
Lac Kipawa
Lac Dumoine
Lake Temagami
Lady Evelyn Lake
Lac des Trente et Un Milles
Rivière Dumoine
Rivière Coulonge
Montreal River
Blanche River
Magnetawan River
80°W
78°W
76°W
50°N
48°N
46°N
Québec
75°W
60°W
Labrador Sea
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

The Infini Joint Venture Agreement may be terminated in certain circumstances, including by Linear Minerals if certain milestones are not met in accordance with the agreement.

Pursuant to the Infini Joint Venture Agreement, Infini Resources earned an initial 50% interest by making initial cash payments of AUD$600,000 (CAD$530,925). Upon exercising the option, a joint venture will also be formed between Linear Minerals and Infini Resources to further advance the project. Infini Resources has the option to acquire an additional 25% by making a further AUD$150,000 payment and issuing shares of Infini Resources in the value of AUD$150,000 within 18 months of earning its initial 50% interest. Infini Resources may then acquire the remaining 25% interest, for a 100% beneficial interest by making a further payment AUD$300,000 and issuing shares of Infini Resources in the value of AUD$300,000 within 12 months of earning its 75% interest. To date, Infini Resources has not exercised its option to acquire an additional 25% interest.

Map for claims sold to Infini in Block 1 and Block 2

78°20'W
78°10'W
78°W
77°50'W
48°30'N
48°25'N
48°20'N
48°15'N
BLOCK 1
BLOCK 2
QUÉBEC
Augustus Lithium Property
LEGEND
Highway
Main Road
Power Transmission
Stream/River
Topo Contour
Wetland
Lake
First Energy Augustus Lithium Property
FE BATTERY METALS CORP
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

Exploration

Linear Minerals Corp. has been carrying out ground exploration work on the Property since February 2021. The work has included prospecting, mapping, sampling and diamond drilling.

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

• Drill hole LC21-17 intersected two spodumene bearing lithium pegmatite intercepts, of which the first is 5.2 metres wide zone grading 0.93 % lithium oxide at 214 m drilled depth, and a second 4.0 m wide intercet grading 0.30% Li2O at 292 m drilled depth;

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

Fiscal 2025 exploration drill program includes 11 drill holes for 1,558 metres of drilling of which the Company announced the following drill hole results, with the full drill hole result included in their respective news releases:

•Drill hole LC24-90 intersected three spodumene-bearing lithium pegmatites of variable widths with grade over 1 per cent (%) lithium oxide (Li2O);

•Drill hole LC24-91 intersected three lithium zones, and drill hole LC24-92 intercepted two lower-grade lithium zones. Both drill holes have anomalous rare metals, including beryllium (Be), cesium (Cs), niobium (Nb), tantalum (Ta), and rubidium (Rb);

•Drill hole LC24-93 intersected 1.02 % Li2O over 9.95 m at 68.45 drilled dept, and drill hole LC24-94 intercepted a 0.39% Li2O over 6.9 m at 61.35 m depth. There are anomalous values of other rare metals in both drill holes such as Be, Cs, Nb, Ta and Rb;

•Drill holes LC24-95 intercepted 0.46 % Li2O over 25.15 m at 88.45 m drilled depth. The drill hole LC24-96 intersected 1.01 % Li2O over 18.1 m at 49.9 m drilled depth with some other smaller intercepts. There are anomalous values of other rare metals in both drill holes such as Be, Cs, Nb, Ta and Rb. Both drill holes intercepted three mineralized zones of various grades and thicknesses;

•Drill hole LC24-97 intercepted four lithium bearing zones of various grades and thicknesses, including an intercept of 1.00 % Li2O over 8.90 m at a drilled depth of 139 meters. Additionally, the hole returned anomalous values of other rare metals such as Be, Cs, Nb, Ta and Rb, along with anomalous nickel (Ni) and chromium (Cr) at various depths; and

•Drill hole LC24-98 intercepted 0.39 % Li2O over 17 m at 61.50 m depth with three other smaller intercepts. Drill hole LC24-99 intersected 1.09 % Li2O over 5 m at 1.45 m drilled depth with additional smaller intercepts. There are anomalous values of other rare metals in both drill holes such as Be, Cs, Nb, Ta and Rb.

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

During the year ended March 2025, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

Property Location Map

EPL:TSX-V
Eagle Plains Resources Ltd.
Kokanee Creek Property
Figure 1 - Property Location
Projection: UTM NAD83 - Zone 11N
May 2, 2005
140°0'0"W
130°0'0"W
120°0'0"W
60°0'0"N
50°0'0"N
Yukon Territory
Northwest Territories
British Columbia
Alberta
Washington
Idaho
Pacific Ocean
Ross River
Whitehorse
Watson Lake
Prince Rupert
Smithers
Edmonton
Revelstoke
Kokanee Creek Property
N
100 50 0 100 200 300 400
Kilometers

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

During the year ended March 2025, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

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

Pursuant to the Battery Age Minerals Joint Venture Agreement, Battery Age Minerals made a non-refundable payment of AUD$50,000 (CAD$45,359) and elected to earn a 65% interest by completing the initial option payment consisting of a cash payment of AUD$100,000 (CAD$93,999) and issuing the Company 1,375,000 of Battery Age Mineral shares valued at $513,975. Battery Age Minerals earned a further 25% interest, for an aggregate 90% interest, by issuing a further 750,000 shares of Battery Age Minerals valued at $290,295 and by making a cash payment of AUD$50,000 (CAD$46,175). Battery Age Minerals may acquire the remaining 10% interest, for a 100% beneficial interest by making a further payment equal to the lower of the price determined by independent valuation or AUD$2 million. Upon Battery Age Minerals earning a 90% interest, a joint venture will be deemed to have been formed between Linear Minerals and Battery Age Minerals to further advance the project.

The option agreement may be terminated in certain circumstances, including by Linear Minerals if certain milestones are not met in accordance with agreement.

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

Property Location Map

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

Under the terms of the Pontax West Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Issuance of Linear Minerals common shares
On signing	1,500,000
October 13, 2024	2,000,000
October 13, 2025	2,500,000

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

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Trix Lithium property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of Linear Minerals common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing	25,000 (paid)	83,333 (issued)	Nil	Nil
March 13, 2024	25,000	1,500,000	100,000	100,000
March 13, 2025	25,000	500,000	200,000	300,000
March 13, 2026	100,000	500,000	400,000	700,000

The Trix Lithium property is subject to a 2.0% NSR royalty.

During the year ended March 2024, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

Exploration Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	2025	2024	2023	2022	2021

British Columbia
Kokanee Creek	$Nil	$Nil	$Nil	$74,500	$48,820
Ontario
Jubilee Lithium(1)	Nil	Nil	64,295	Nil	Nil
Phyllis Cobalt(1)	Nil	Nil	Nil	21,047	Nil
Scramble Gold(1)	Nil	Nil	Nil	Nil	49,229
Shaw Gold(1)	Nil	Nil	Nil	Nil	713
Trix Lithium(1)	Nil	110,050	32,750	Nil	Nil
Quebec
Titan Gold(1)	Nil	Nil	89,100	75	50,637
Augustus Lithium	955,337	2,121,855	1,474,863	1,502,261	83,102
Pontax West Lithium	30,000	181,000	Nil	Nil	Nil
Rose West Lithium	25,000	72,600	Nil	Nil	Nil
Rose East Lithium	25,000	88,200	Nil	Nil	Nil
General exploration	252,864	9,700	159,665	11,238	13,600
Total	$1,288,201	$2,583,405	$1,820,673	$1,609,121	$246,101
(1)	As of March 31, 2025, the property is no longer held by the Company.

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

Management’s discussion and analysis is presented in relation to the consolidated financial statements of Linear Minerals , which statements are prepared as a going concern in accordance with IFRS.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of the Company’s short to medium-term operating and exploration cash flow must be derived from external financing.

The consolidated financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in the consolidated financial statements are based on the IFRS issued and outstanding as at March 31, 2025.

A.	Operating Results

Fiscal 2025 compared to Fiscal 2024

The net loss and comprehensive loss for the year ended March 31, 2025 (the “Current Year”) was $3,313,365 a $3,321,708 decrease over the net loss of $6,635,073 for the year ended March 31, 2024 (the “Comparative Year”). The significant variances for the Current Year and Comparative Year are as follows:

●	Consultants and director fees were $18,900 in the Current Year, a decrease of $56,267 over $111,500 for the Comparative Year. Consulting fees consist primarily of corporate advisory and development fees as well as director fees;
●	Exploration and evaluation expenditures were $1,288,201 in the Current Year, a decrease of $1,295,204 over $2,583,405 for the Comparative Year. Exploration expenditures are primarily for exploration and drill programs carried out on its Quebec lithium prospects;
●	Investor relations expenses were $331,591 in the Current Year, a decrease of $761,430 over $1,093,021 for the Comparative Year. Investor relations consist of North American and European Investor Marketing programs;
●	Professional fees were $119,767 in the Current Year, a decrease of $12,372 over $132,139 for the Comparative Year. The decrease was due to reduced legal costs for the Company during the Current Year;
●	Shareholder communications was $90,204 for the Current Year, a decrease of $35,640 over $125,844 for the Comparative Year. Shareholder communication consists primarily of investor programs focused on increasing market and investor awareness of the Company by engaging several groups to assist in growing the Company’s online and digital media presence throughout North America and European markets. Shareholder communications also includes expenses such as transfer agent fees, exchange listing fees, website maintenance and news release costs;
●	Share-based compensation was $131,314 in the Current Year, while the Comparative Year was $1,786,445 expense. Share-based compensation expense is the fair value of restricted share units and stock options granted and vested to directors, officers and consultants during the year;
●	Unrealized loss on marketable securities was $63,513 in the Current Year while the Comparative Year was $549,946. The loss was due to a decrease in the fair value of the market securities held;
●	Recovery of flow-through premium liability was $159,579 in the Current Year (Comparative Year - $717,679) due to the flow through recovery during the current year; and
●	Write-down of exploration and evaluation assets was $1,036,875 for the Current Year (Comparative Year - $749,771). These amounts are due to the Company’s write down of the deferred costs on certain properties for which the Company is either negotiating amendment agreements, re-staking claims or has decided not to continue with further exploration work on the property.

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

Financial Conditions for the year ended March 31, 2025

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

At March 31, 2025, Linear Mineral’s had working capital of $311,693 compared to working capital of $1,678,090 at March 31, 2024. As at March 31, 2025, the flow-through share premium liability is approximately $218,207 (March 31, 2024 - $159,579).

Linear Minerals began the year ended March 31, 2025, with $1,704,908 in cash. During the year ended March 31, 2025, the Company expended $1,787,101 on operating activities, net of working capital changes, and generated

$1,034,000 from financing activities which was attributable to proceeds from share issuances, net of share issue costs, to end at March 31, 2025 with $951,807 in cash.

The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

Operations for the year ended March 31, 2025, have been funded primarly through non-brokered private placement financings with the issuance of equity.

Capital Resources

As discussed above, at March 31, 2025, the Company’s working capital was $311,693 compared to a working capital of $1,678,090 at March 31, 2024. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months and will therefore will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations.

The Company had 61,335,286 common shares issued and outstanding as at March 31, 2025. (March 31, 2024 – 50,846,156).

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Fiscal 2025 and subsequently up to July 29, 2025

On April 18, 2024, the Company closed a non-brokered private placement consisting of 1,739,130 Quebec flow-through shares (“QFT share”) priced at $0.23 per QFT share for gross proceeds of $400,000. The Company recognized a liability for flow-through shares of $86,957 (Note 13) also paid finder’s fees of $24,000; and

On October 16, 2024, the Company closed its non-brokered private placement and issued 8,750,000 QFT shares at a price of $0.08 per QFT share for gross proceeds of $700,000. The Company recognized a liability for flow-through shares of $131,250 (Note 13) and also paid finders’ fees of $42,000.

Fiscal 2024

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

Stock Options

During the year ended March 31, 2025, the Company granted 1,200,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.18 per share, expiring on April 25, 2026.

During the year ended March 31, 2024, the Company granted 2,000,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.59 per share, expiring on June 4, 2028.

During the year ended March 31, 2023, the Company did not grant any stock options.

Restricted Share Units

During the year ended March 31, 2025, the Company did not issue any restricted share units (“RSU”).

During the year ended March 31, 2024, pursuant to the Company’s restricted share unit plan, the Company issued 550,000 RSUs on May 26, 2023, vesting immediately and issued 875,000 RSU’s vesting on grant date of September 22, 2023. The Company issued the RSUs to directors, officers and consultants.

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

Going Concern

At March 31, 2025, the Company has working capital of $311,693. Management estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months. Therefore, the Company will need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations. While the Company was successful in obtaining its most recent financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company. These material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for Fiscal 2025

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

As at July 29, 2025, the Company had 63,835,286 common shares issued and outstanding.

C.	Research and development, patents and licenses

As Linear Minerals is a mineral exploration company with no producing properties, the information required by this item is inapplicable.

D.	Trend information

As a mineral resource exploration company, the Company’s activities are mainly in response to metal prices and the availability of equity financings. Further, we consider that our ability to raise additional funding in order to complete our exploration programs and the plan of operations for its mineral properties for the current fiscal year and beyond will be impacted by prevailing prices for metals. As a mineral resource exploration company, the interest in Linear Minerals ’s stock, and our ability to raise financing and conduct work programs, has been cyclical as it is related to metal prices that, traditionally, have been cyclical in nature.

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

The Company’s Management and board of directors are not financial or commodity analysts and therefore cannot and should not forecast metal prices. Management and the directors do monitor the metals industry trends, specifically demand supply data, and believe that the metals market may continue to experience positive fundamentals. As such the Company will continue to advance its properties, subject to available funds.

E.	Critical Accounting Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material.

These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

Going Concern

The assessment of the Company's ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

●	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
●	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
●	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
●	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2025:

	Less than one year	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (1)	Total
N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Linear Minerals ’s rights to a particular property.

G.	Safe Harbour

Certain statements contained in the foregoing Operating Results and elsewhere in this Annual Report on Form 20-F constitutes forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Linear Minerals to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below. Risk factors that could affect our future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, no revenue from commercial operations, no assurance that any of our mineral properties possess commercially mineable bodies of ore, financial risk, shareholder dilution from additional equity financings, competition, environmental regulations, changes to reclamation requirements, volatility and sensitivity to market prices for precious and base metals, the impact of changes in foreign currencies’ exchange rates, political risk, changes in government regulation and policies including trade laws and policies, demand for precious and base metals, and receipt of permits and approvals from governmental authorities.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company as at March 31, 2025. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 29, 2025	Principal Business Activities Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	Targeted Microwave Solutions Inc.	2,541,763	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary	Medgold Resources Corp. Iconic Minerals Ltd. Petrichor Energy Inc. Adastra Holdings Ltd. Altima Resources Inc. Consolidated Odyssey Exploration Inc. American Biofuels Inc. Odyssey Petroleum Corporation	200,000	Consultant to companies in the junior resource sector
Craig Alford (3) Director	Barrel Energy Inc. Evergreen- Agra Inc. Verde Science Inc.	Nil	Geologist
Jason Grewal, Director	None	220,000	Lawyer
Jodie Gibson(5), Director	None	200,000	Geologist
(1)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.
(2)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.
(3)	Craig Alford was appointed Director of the Company on October 7, 2019. Mr. Alford holds both a Bachelor of Science (Hons) and a Master of Science in Geology. He is a registered Professional Geoscientist (P. Geo) in Ontario and is a Qualified Person, as defined in National Instrument 43-101. During his 30 years of experience worldwide, Mr. Alford has designed, managed and provided technical direction for projects throughout North and South America, China, Central Asia, Russia, Australia and Africa. Mr. Alford’s experience has included senior positions for a number of large mining companies including, Zijin Mining Group, China Railway, and Teck Mining Ltd.
(4)	Jason Grewal was appointed to the Company’s board of director on October 23, 2019. Mr. Grewal is a solicitor in England and Wales and was admitted as an attorney in the state of New York. He has studied law at the London School of Economics, and holds a law degree from the University of London, an LLM in international business law from the IE Law School in Madrid and an MSc in global finance from Cass Business School in London. He has experience working in Canada, the United States and the United Kingdom, and in Europe. He has advised on various capital market transactions in various jurisdictions, and has experience working with both international law firms and multinational corporations.
(5)	Jodie Gibson was appointed to the Company’s board of director on March 23, 2021. Mr. Gibson is an exploration geologist with over 14 years mineral exploration experience throughout the North American Cordillera from Alaska to Mexico; including syngenetic and epigenetic precious and base metal systems. He was the Project Manager of the Underworld Resources Inc. exploration team that discovered and defined the Golden Saddle and Arc deposits. Prior to joining the Company, Mr. Gibson was serving as Vice President Exploration for White Gold Corp where he oversaw over $30 million in exploration activities over the previous three years with highlights including expansion of the Golden Saddle and Arc deposits and five new discoveries across the White Gold district: including the high-grade Vertigo discovery on the JP Ross property. Mr. Gibson holds a Bachelor of Science Degree and a Master of Science Degree from Indiana State University and is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

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

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2025;
(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2025;
(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2025.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2025.

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

At March 31, 2025, and at July 29, 2025, the maximum number of common shares which may be issued pursuant to share-based awards under the RSU Plan is equal to 6,133,529 and 1,883,52 of the issued and outstanding common shares at the respective dates. There were Nil and 4,000,000 RSU’s share-based awards outstanding at March 31, 2025 and July 29, 2025 respectively.

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

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as an incentive for performance, and as an opportunity to participate in the success of Linear Minerals . The granting of such options is intended to align the interests of such persons with that of the shareholders. Options are exercisable over periods of up to ten years as determined by the board of directors of Linear Minerals and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Linear Minerals and its subsidiaries or employees of companies providing management services to Linear Minerals or its subsidiaries.

At March 31, 2025, and at July 29, 2025, the maximum number of common shares which may be issued pursuant to stock options granted under the Plan is equal to 1,373,003 and 1,623,003 of the issued and outstanding common shares at the respective dates. There were 4,760,526 stock options outstanding at March 31, 2025 and July 29, 2025 respectively.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, 2025, 2024 and 2023 is as set out below:

NEO Name and Principal Position	Year (1)	Salary/ Fees ($)	Share-Based Awards ($)	Option-Based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($(3))	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Gurminder Sangha (4) President and CEO	2025 2024 2023	280,050 234,800 200,000	Nil 236,000 600,000	21,886 422,028 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	301,936 892,828 800,000
Jurgen Wolf (5) CFO and Corporate Secretary	2025 2024 2023	Nil 10,000 10,000	Nil 93,000 Nil	21,886 131,884 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	21,886 234,884 10,000
(1)	Financial years ended March 31.
(2)	The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2025, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Gurminder Sangha	203,947	0.798	February 9, 2026	Nil	Nil	Nil
Gurminder Sangha	800,000	0.59	June 4, 2028	Nil	Nil	Nil
Gurminder Sangha	200,000	0.18	April 26, 2026	Nil	Nil	Nil
Jurgen Wolf	250,000	0.59	June 4, 2028	Nil	Nil	Nil
Jurgen Wolf	200,000	0.18	April 26, 2026	Nil	Nil	Nil
Jurgen Wolf	47,368	0.798	February 9, 2026	Nil	Nil	Nil
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Details for share-based awards earned and option-based awards that vested for Gurminder Sangha and Jurgen Wolf respectively during the financial year ended March 31, 2025, are disclosed above in the Summary of Compensation Table.

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

Termination and Change in Control Benefits

The Company has no contract, agreement plan or arrangement that provides for payment to a NEO at, following or in connection with any termination (whether voluntary, involuntary, or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities.

Director Compensation

The Company does not have a compensation plan for directors.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Year (1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Craig Alford	2025 2024 2023	Nil Nil Nil	Nil 38,000 Nil	13,679 131,884 Nil	Nil Nil Nil	Nil Nil Nil	5,600 16,000 15,100	19,279 185,884 15,100
Jason Grewal	2025 2024 2023	Nil Nil Nil	Nil 177,500 Nil	43,771 79,130 Nil	Nil Nil Nil	Nil Nil Nil	6,500 Nil Nil	50,271 256,630 Nil
Jodie Gibson	2025 2024 2023	Nil Nil Nil	Nil 93,000 Nil	13,679 52,753 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	13,679 145,753 Nil

Outstanding Share-based Awards and Option-based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2025, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in-the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Craig Alford	52,632	0.798	February 9, 2026	Nil	Nil	Nil
Craig Alford	250,000	0.59	June 4, 2028	Nil	Nil	Nil
Craig Alford	125,000	0.18	April 26, 2026	Nil	Nil	Nil
Jason Grewal	39,474	0.798	February 9, 2026	Nil	Nil	Nil
Jason Grewal	150,000	0.59	June 4, 2028	Nil	Nil	Nil
Jason Grewal	400,000	0.18	April 26, 2026	Nil	Nil	Nil
Jodie Gibson	125,000	0.18	April 26, 2026	Nil	Nil	Nil
Jodie Gibson	65,789	0.798	February 9, 2026	Nil	Nil	Nil
Jodie Gibson	100,000	0.59	June 4, 2028	Nil	Nil	Nil
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

Share-based awards earned and option-based awards that vested for directors, during the financial year ended March 31, 2025, was $Nil and $114,900 respectively. Details of these amounts are found above under Directors Compensation.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Options-Based Award approved by security holders (1)	4,760,526	$0.63	1,373,003
Share-Based Award approved by security holders (1)	Nil	Nil	6,133,529
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	4,760,526	$0.63	7,506,531

(1)	As at March 31, 2025.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.	Board Practices

The Company has five directors as of July 29, 2025, namely: Gurminder Sangha, Jurgen Wolf, Craig Alford, Jason Grewal, and Jodie Gibson. Mr. Sangha, Mr. Wolf, Dr. Alford, Mr. Grewal, and Mr. Gibson were appointed on December 22, 2017, February 22, 2018, October 7, 2019, October 23, 2019, and March 23, 2021, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

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

Audit Committee

As of July 29, 2025, Gurminder Sangha, Jason Grewal and Jodie Gibson are the members of the Company’s audit committee and with Mr. Grewal acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

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

At March 31, 2025, the Company did not have any employees.

E.	Share Ownership

See Item 6A. – “Directors and Senior Management”.

See Item 6B. for stock options held by the directors or members of senior management of the Company as at March 31, 2025.

The following table sets forth, as of July 29, 2025, the number of Linear Minerals ’s common shares beneficially owned by the directors and members of senior management of Linear Minerals , individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at July 29, 2025

Name of Shareholder	Number of Shares held, directly and indirectly, at July 29, 2025 (1)	% of Issued and Outstanding Shares at July 29, 2025(1)
Gurminder Sangha	2,541,763	4.14%
Jurgen Wolf	200,000	0.33%
Jodie Gibson	200,000	0.33%
Craig Alford	Nil	0.0%
Jason Grewal	220,000	0.36%

(1) Based on 61,335,286 common shares issued and outstanding, and no warrants and stock options were held by officers and directors as at July 29, 2025.

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

To the knowledge of the directors and executive officers of the Company as at July 29, 2025, there are no holders of 5% or more of the common shares of Linear Minerals .

The above information was obtained from SEDAR+ at www.sedarplus.ca

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form; however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Linear Minerals does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Linear Minerals is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 29, 2025, the Company had authorized an unlimited number of common shares without par value of which 61,335,286 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.	Related Party Transactions

During the years ended March 31, 2025, 2024, and 2023, the Company:

a)	paid $280,050 (2024 - $234,800, 2023 - $200,000) to non-independent director and officers of the Company;

b)	paid fees to independent directors of $12,100 (2024 - $16,000, 2023 - $25,100);

c)	made share-based payments of $114,900 (2024 - $1,455,180, 2023 - $600,000).

As at March 31, 2025, an amount of $142,889 for fees and/or expenses owed to directors and officers are included in amounts due to related parties (March 31, 2024 $254,869, March 31, 2023 - $384,876). These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2025 fiscal year which have materially affected or will materially affect Linear Minerals in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Linear Minerals as Linear Minerals could have obtained from unaffiliated parties.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

item 8.	Financial information

A.	Consolidated Statements and Other Financial Information

Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2025, 2024, and 2023.

Legal Proceedings

The Company is not involved in any litigation or legal proceedings and to the Company’s knowledge no material legal or arbitration proceedings involving the Company is threatened.

Dividend Policy

Linear Minerals has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Linear Minerals are being retained for working capital and exploration of its projects.

B.	Significant Changes

There are no significant changes that have occurred since the date of Linear Minerals ’s most recent audited financial statements, March 31, 2025, other than disclosed in this Annual Report on Form 20-F, items represented in Note 5 to the financial statements for the year ended March 31, 2025.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Linear Minerals ’s common shares trade on the CSE under the trading symbol “LINE” and CUSIP # 53567A. The Company is also listed on the OTC under LINMF.

Trading Markets

The tables below list the high and low prices for common shares of the Company for the five most recent full financial. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2020 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE: LINE – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2025	0.20	0.015
March 2024	0.95	0.16
March 2023	1.04	0.25
March 2022	1.52	0.53
March 2021	2.36	0.23

The following table lists the volume of trading and high, low and maximum closing sales prices for shares of Linear Minerals ’s common stock for the last eight fiscal quarters and for the most recent six months.

CSE: FE – Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2025
Fourth Quarter	0.07	0.03
Third Quarter	0.07	0.045
Second Quarter	0.115	0.07
First Quarter	0.20	0.08

Fiscal 2024
Fourth Quarter	0.33	0.19
Third Quarter	0.41	0.16
Second Quarter	0.62	0.36
First Quarter	0.95	0.445

Month ended
June 30, 2025	0.015	0.02
May 31, 2025	0.015	0.02
April 30, 2025	0.035	0.0175
March 31,2025	0.07	0.05
February 28, 2025	0.06	0.04
January 31, 2025	0.05	0.03

The Company’s common stock is issued in registered form.

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.	Markets

Linear Minerals shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
Canadian Securities Exchange	LINE
Frankfurt Stock Exchange	A2JC89
OTC Bulletin Board	LINMF

D.	Selling Shareholders

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

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 61,335,286 are outstanding as of July 29, 2025. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Shares Fully Paid

The Company’s shares must, when issued be fully paid for in cash, property, or services. The common shares, when validly issued are non-assessable and not subject to further calls for payment.

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

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of the Company but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA. The Articles provide that the Company will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting. Under British Columbia securities legislation and policies, the Company is required to conduct advanced searches to facilitate delivery of meeting materials and proxy to beneficial shareholders. The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year, unusual matters, or related party transactions. The Company must hold determination general meeting of shareholders within 15 months of the previous annual shareholders’ meeting. A quorum for a shareholders’ meeting is one shareholder present in person or by proxy.

Change in Control

Other then as disclosed under Item 6.B “Termination and Change of Control Benefits,” the Company does not have any agreements which are triggered by a take-over or other change of control, except that a takeover or change of control may result in the vesting of stock options previously granted. There are no provisions in its Articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in the Company’s material agreements giving special rights to any person on a change of control.

Insider Share Ownership Reporting

The articles of the Company do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to the Company’s shareholders. There are no requirements under British

Columbia corporate law to report ownership of shares of the Company but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors, and holders of 10% of voting shares) within 5 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide 3 days advance notice of share sales.

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

The Company is not party to any contracts that are material to its operations, business, or assets, other than those entered into in the ordinary course of business for the two years preceding the date of this document.

D.	Exchange Controls

Linear Minerals is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties, and other payments to non-resident holders of the Issuer’s securities, except as discussed in “E. Taxation” below.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian”. The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust, or joint venture that is ultimately controlled by non-Canadians.

E.	Taxation

All prospective investors are advised to consult their own tax advisors with respect to the specific tax consequences of purchasing the common shares of the Company.

Canadian Federal Income Tax Consequences for United States Residents

The discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of shares of our common stock for a shareholder of ours who is not a resident of Canada but is a resident of the U.S. and who will acquire and hold our common shares as capital property for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). This summary does not apply to a shareholder who carries on business in Canada through a “permanent establishment” situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder’s holding in Linear Minerals Corp. is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations thereunder and on an understanding of the administrative practices of Canada Revenue Agency and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. This discussion is general only and is not, nor is it intended to provide a detailed analysis of the income tax implications of any particular shareholder’s interest. Investors are advised to obtain independent advice from a shareholder’s own Canadian and U.S. tax advisors with respect to income tax implications pertinent to their particular circumstances. The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended (the “Convention”).

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

United States Tax Consequences

United States Federal Income Tax Consequences

Certain United States Federal Income Tax Consequences

The following is a discussion of material U.S. federal income tax consequences generally applicable to a U.S. Holder (as hereinafter defined) of our common shares under current law. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above). Accordingly, holders and prospective holders of our common shares are urged to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning, and disposing of our common shares, based upon their individual circumstances. The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

US Holders

As used in this annual report, a “U.S. Holder” means a holder of our common shares who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an entity created or organized in or under the laws of the United States or of any political subdivision thereof which has elected to be treated as a corporation for U.S. federal income tax purposes (under Treasury Regulation Section 301.7701-3), an estate whose income is taxable in the U.S. irrespective of source or a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of our total outstanding stock. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants, or other rights to acquire common shares. In addition, this summary does not address special rules applicable to U.S. persons (as defined in Section 7701(a) (30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

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

Exhibits attached to this Form 20-F are available for viewing at the head office of the Company, 25th Floor – 700 West Georgia Street, Vancouver, British Columbia V7Y 1B3 during normal business hours. Copies of Linear Minerals ’s financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing at www.sedar.com.

I.	Subsidiary Information

This information is not required for reports filed in the United States.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Linear Minerals is a “small business issuer,” and as such, does not need to provide the information required by Item 11.

ITEM 12.	description of securities other than equity securities

Not applicable.

PART II

ITEM 13.	defaults, dividend arrearages and DELINQUENCIES

Not applicable.

ITEM 14.	material modifications to the rights of security holders and use of proceeds

Not applicable.

item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended March 31, 2025, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

The management of Linear Minerals is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025. In making this assessment, they used the criteria set forth in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2025, the Company’s internal control over financial reporting was and is effective, based on those criteria.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2025, that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Jason Grewal, a member of its audit committee, qualifies as an “audit committee financial expert” as defined in Item 16.A. of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO, and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2025 and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2025	(1)	2024
Audit fees	$ 35,000		$ 39,177
Tax fees	1,600		1,600
Total fees	$ 36,600		$ 40,777

(1) Estimated audit fees for the year ended March 31, 2025

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

During the year ended March 31, 2025, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Linear Minerals is furnishing financial statements under Item 18.

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

This annual report on Form 20-F includes the following financial statements of Linear Minerals :

a)	Auditors’ Report on the Statements of Financial Position as at March 31, 2025, and 2024 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2025, 2024, and 2023;

b)	Statements of Financial Position as at March 31, 2025, and 2024;

c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2025, 2024 and 2023;

d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2025, 2024 and 2023;

e)	Statements of Cash Flows for years ended March 31, 2025, 2024 and 2023; and

f)	Notes to Financial Statements for the years ended March 31, 2025, March 31, 2024, and March 31, 2023.

ITEM 19.	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Financial Statements for the Years Ended March 31, 2025, 2024 and 2023, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants (PCAOB Firm ID#1054) for the years ended March 31, 2025, 2024 and 2023.
1.1*	Certified Copies of Transition Application and Notice of Articles and Notice of Articles
4.1	Stock Option Plan (10% Rolling), as approved by shareholders on December 11, 2023
4.7	Restricted Share Unit Plan (10% Rolling), as approved by shareholders on December 11, 2023
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
11.1*	Code of ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

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

SIGNATURES

Linear Minerals Corp. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LINEAR MINERALS CORP.

Per:

/s/ Gurminder Sangha

Gurminder Sangha, President

DATED: August 1, 2025