Form 20-F/A
period 2025-03-31
Linear Minerals Corp
filed 2026-03-05
CIK 1066130

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

N/A Yes ☐ No ☐

EXPLANATORY NOTE

Linear Minerals Corp. is filing Amendment No. 1 on Form 20-F/A to the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 (the “Original 20-F”), which was filed with the Securities and Exchange Commission on August 1, 2025. This Amendment No. 1 is being filed solely to correct the Section 906 certifications included as Exhibit 13-1, and Exhibit 13-2 which previously referenced an incorrect fiscal year.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the dates described in the Original Filing, and we have not updated the disclosures contained therein to reflect any events that occurred subsequent to such dates. Accordingly, this Amendment should be read in conjunction with the Company’s filings made with the SEC subsequent to the filing of the Original Filing, as information in such filings may update or supersede certain information contained in this Amendment.

ITEM 19. EXHIBITS

Exhibit Number	Description

12.1*	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2*	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1*	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2*	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer

*Filed herewith

SIGNATURES

Linear Minerals Corp. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Annual Report on Form 20-F/A on its behalf.

LINEAR MINERALS CORP.

Per:

/s/ Gurminder Sangha

Gurminder Sangha, President

DATED: March 5, 2026