Form 20-F
period 2026-03-31
Linear Minerals Corp
filed 2026-08-12
CIK 1066130

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION WASHINGTON, D.C. 20549 FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

Commission file number 000-29870

LINEAR MINERALS CORP.
(Exact name of Registrant as specified in its charter) BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) Suite 2421, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3
(Address of principal executive offices)
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

Number of outstanding shares of Linear Minerals Corp.’s only class of issued capital stock as at March 31, 2026:

84,335,286 Common Shares Without Par Value

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

Yes  ☑      No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes  ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the eﬀectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐      No ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINING DISCLOSURE

This Annual Report uses the mining disclosure standards set out in Subpart 1300 of Regulation S-K (“S-K 1300”). S-K 1300 permits the disclosure of mineral resources in measured, indicated and inferred categories and mineral reserves in proven and probable categories.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. A mineral reserve may only be established where a qualified person has determined, based on a pre-feasibility or feasibility study and the application of relevant modifying factors, that the applicable portion of a measured or indicated mineral resource is economically mineable.

Inferred mineral resources are based on limited geological evidence and sampling and are subject to a high degree of uncertainty as to their existence and prospects for economic extraction. There can be no assurance that an inferred mineral resource will be upgraded to an indicated or measured mineral resource or converted into a mineral reserve.

The Company has not established any mineral resources or mineral reserves on any of its mineral properties under S-K 1300. References in this Annual Report to exploration results, mineralization, exploration targets or geological potential do not constitute mineral resource or mineral reserve estimates and should not be interpreted as demonstrating economic viability.

The Company may disclose scientific and technical information in Canada in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects and the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. Although Canadian mining disclosure standards and S-K 1300 are similar in certain respects, they are not identical. Information prepared solely in accordance with Canadian standards should not be assumed to comply with S-K 1300 unless the Company expressly states that it does.

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

Financial Risk Factors

The Company has no producing mineral properties, generates no operating revenue and depends on external financing to fund its exploration and administrative activities. The Company has no revenues from operations and all of its mineral property interests are in the exploration stage. The Company will not receive revenues from operations at any time in the near future, and the Company has no prior years’ history of earnings or cash flow. The Company has not paid dividends on its shares at any time since incorporation and does not anticipate doing so in the foreseeable future. The Company’s financial statements have been prepared assuming it will continue on a going-concern basis. Should funding not be obtained, this assumption will change and the Company’s assets may be written down to realizable values. The Company has incurred losses since inception (deficit at March 31, 2026, is $62,176,224), which casts doubt on the ability of the Company to continue as a going concern. The Company has no revenue other than interest income. A mining project can typically require ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the near future. All of the Company’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At March 31, 2026, the Company had working capital deficit of $657,582, compared to working capital of $311,693 at March 31, 2025. Working capital is defined as current assets less current liabilities.

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

The Company will need to raise additional financing as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company has also implemented cost savings measures.

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

Mineral Resource Estimates Are Only Estimates and May Not Reflect the Actual Deposits or the Economic Viability of Extraction. If the Company establishes mineral resources in the future, such estimates will be subject to significant uncertainty and may require revision as additional exploration and technical information becomes available. There is significant uncertainty in any mineral resource estimate. Estimates of inferred resources are the least certain of the resource categories and there is no assurance that such resources can or will be upgraded to another category of resource, or that further exploration will confirm or validate such estimates. Actual deposits encountered and the economic viability of, and returns from, a deposit (if mined) may differ materially from estimates disclosed by the Company or implied by estimates of mineral resources. The estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information. Mineral resource estimates are based on many things, including assumed commodity prices, continuity of mineralization, tonnage and grade of mineralization, metallurgy, estimated mineral recovery rates, cost of capital, mine development costs, operating costs, and exchange rates. Changes in assumptions may result in a significant reduction in the reported mineral resources and thereby have a material adverse effect on the Company’s results of operations and financial condition.

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

Linear Minerals’ may not be able to insure against certain risks which could negatively impact the Company’s operating results. In the course of exploration, development and production of mineral properties, certain risks, and in particular unanticipated geological and operating conditions as well as fires, explosions, flooding, earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult for U.S. investors to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities directly predicated upon the U.S. federal securities laws. The Company’s directors and officers are residents of Canada or other countries other than the United States. Consequently, it may be difficult for United States investors to affect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws. It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under U.S. securities laws.

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

Suite 2421, 1055 West Georgia Street,

Vancouver, British Columbia, V6E 3P3

Telephone: (604) 375-6005

Email: info@linearminerals.com

Website: www.linearminerals.com

The mailing address of the Company is Suite 2421, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3. The Company’s fiscal year end is March 31.

The Company’s common shares are listed on the Canadian Securities Exchange (“CSE” or the “Exchange”) under the symbol “LINE”. Prior the Company’s name change on December 31, 2024, the Company’s common shares were trading under the symbol “FE”. The Company shares are quoted on the OTCQB, (also under the symbol “LINMF”), an electronic trading platform operated by the OTCQB. The Company’s common shares are also quoted on the Frankfurt market under the symbol “J9K”.

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

As at July 29, 2026, the Company had 12,974,542 common shares issued and outstanding, after giving effect to the consolidation completed on July 13, 2026 on the basis of one post-consolidation common share for every 6.5 pre-consolidation common shares.

Unless otherwise indicated, all common share, option, warrant and related exercise-price amounts presented as at July 29, 2026 are stated on a post-consolidation basis. Historical share issuances and the number of common shares issued and outstanding as at March 31, 2026 are stated on a pre-consolidation basis. Weighted-average share and loss-per-share amounts have been retrospectively adjusted to reflect the consolidation.

Since its incorporation in 1966, the Company has been in the business of acquiring and exploring mineral properties. For most of the past three completed years, the Company has been principally attempting to locate deposits of lithium and other critical minerals in the Canadian provinces of British Columbia, Ontario, and Quebec and most recently in Washington State.

B.	Business Overview

General

(i)	Nature of Company:

The Company has historically been a junior resource company engaged in the exploration and development of mineral properties. It currently maintains early-stage exploration properties in Canada and United States.

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

The Company’s mineral property interests in Canada and United States are in good standing and all payments on the properties are up to date, except as noted above under Item 4.

None of the Company’s projects have known mineral reserves or mineral resources, and exploration work is exploratory in nature.

Mineral Properties

The Company has exploration properties in Canada and the United States, principally in Quebec, Ontario and Washington State. The subsections below describe the property locations and overviews of the properties. Our only material property, as determined pursuant to S-K 1300, is the Augustus Lithium Project.

Augustus Lithium Project, Quebec

Property Description, and Location

The Company’s material property, Augustus Lithium Project, is an early-stage exploration property comprised of five groups of claims totaling 563 mining claims covering approximately 27,700 hectares of land located in western Quebec in the Landrienne and La Corne Townships on NTS 32C05 and 32D08. The Augustus Lithium Project is comprised of the Abitibi Lithium property claims, the Canadian Lithium property claims, McNeely Lithium property claims, Electron Lithium property and the Augustus Lithium property claims.

As at March 31, 2026, the aggregate carrying value of the properties comprising the Augustus Lithium Project was $3,009,094. The project is an exploration-stage property and has no material plant, processing facilities or equipment. Pending completion or termination of the proposed CLM transaction, the Company has not approved a material exploration program for the project.

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

Property Location Map

FE BATTERY METALS CORP
QUEBEC
Augustus Lithium Project
Québec
LEGEND
Augustus Lithium Project
Highway
Main Road
Railroad
Stream/River
Wetland
Lake
Augustus Lithium Project
Matagami
Joutel
Lebel-sur-Quévillon
La Sarre
Amos
Senneterre
Rouyn-Noranda
Val-d'Or
Kirkland Lake
Iroquois Falls
Lake Abitibi
Englehart
New Liskeard
Ville-Marie
Témiscaming
Sturgeon Falls
North Bay
Lake Nipissing
Mattawa
Deep River
Petawawa
Pembroke
Maniwaki
Georgian Bay
QUEBEC
ONTARIO
Réservoir Decelles
Réservoir Dozois
Réservoir Cabonga
Réservoir Baskatong
Lac Kipawa
Lac Dumoine
80°W
78°W
76°W
50°N
48°N
46°N
MAP DATE: 2021-12-15
TOPOGRAPHICAL MAP
PROPERTY LOCATION
AUGUSTUS LITHIUM PROPERTY
QUÉBEC
0
50
100
150
Kilometers
WGS 1984
CANADA

Ownership

The Company holds 100% rights in the Augustus Lithium Project which comprised of five groups of claims totaling 563 property claims through agreements with various vendors with vendors retaining either a 2% Net Smelter Royalty or 3% Gross Metal Royalty on certain claims. The claims cover approximately 27,700 hectares of land located in western Quebec in the Landrienne and La Corne Townships.

Joint Venture Agreement for certain claims

On November 14, 2022, the Company entered into a joint venture agreement (the “Infini Joint Venture Agreement”) with Infini Resources Pty Ltd. (“Infini Resources”) whereby Infini Resources may earn a 100% interest in certain mineral claims comprising the Electron Lithium Property.

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

Included under the Infini Joint Venture Agreement are 131 of the 563 mining claims covering approximately 6,258 hectares’ area out of the Augustus Project.

On June 4, 2026, the Company entered into a term sheet with Consolidated Lithium Metals Inc. (“CLM”) pursuant to which CLM proposes to acquire a 100% undivided interest in the Augustus Lithium Project and certain additional mineral claims held by the Company. The proposed transaction comprises 449 mineral claims located in the Abitibi and James Bay regions of Québec.

The aggregate consideration payable to the Company under the proposed transaction is approximately $2,750,000, consisting of $687,500 in cash and $2,062,500 payable through the issuance of common shares of CLM, with the number of shares determined based on the applicable 20-day average trading price of CLM’s common shares.

The term sheet provides CLM with an exclusivity period to October 1, 2026 and includes a break fee of $1,687,500 payable by the Company in certain circumstances. Completion of the proposed transaction remains subject to, among other conditions, satisfactory due diligence, negotiation and execution of a definitive agreement, and receipt of all required corporate and regulatory approvals. As at the date these financial statements were authorized for issue, the proposed transaction had not been completed and no amounts relating to the transaction had been recognized in these financial statements.

Management believes that the proposed transaction has the potential to unlock value from the Augustus Lithium Project while allowing the Company to focus capital allocation toward its broader portfolio of critical mineral projects. Completion of the transaction remains subject to a definitive agreement and customary regulatory closing conditions, and accordingly there can be no assurance that the transaction will be completed on the proposed terms or at all.

Map of claims subject to the Infini earn-in agreement—Blocks 1 and 2

78°20'W
78°10'W
78°W
77°50'W
48°30'N
48°25'N
48°20'N
48°15'N
BLOCK 1
BLOCK 2
QUEBEC
80°W
70°W
60°W
60°N
55°N
50°N
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

Exploration

Since acquiring its interests in the Augustus Lithium Project, the Company has completed prospecting, geological mapping, surface sampling and two phases of diamond drilling. During 2021 and 2022, the Company completed 39 diamond drill holes totalling approximately 7,522 metres. The drilling intersected multiple spodumene-bearing pegmatite zones of varying widths and grades. The exploration results confirmed the presence of lithium-bearing pegmatites but are insufficient to establish a mineral resource or mineral reserve under S-K 1300. No mineral resources or mineral reserves have been established on the property, and further exploration and technical work would be required to determine whether the property has reasonable prospects for economic extraction. During 2025, the Company completed an exploration drill program including 11 drill holes for a total 1,558 metres of drilling.

Current Non-Material Mineral Properties and Recently Disposed Properties

In addition to our principal property, the Augustus Lithium Property, the Company has other mineral interests in exploration properties, as summarized below, which we do not consider to be material at this time. Also included below are recently disposed properties.

Lac Marion Uranium Property, Quebec

Property description and location

The Lac Marion Uranium Property consists of 47 mining claims covering approximately 2,760 hectares area in two claim blocks on land located about 40 kilometres northeast of Mont Laurier in Quebec.

Ownership

On June 10, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Marion Uranium Property.

On October 30, 2025, the Company entered into an amended option agreement (the “Lac Marion Uranium Property Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Under the terms of the Lac Marion Amended Agreement, the Company has the option to acquire a 100% interest in the property by completing the share issuance of 1,200,000 common shares (not issued).

The Lac Marion property has a 1.5% GMR payable to the optionor of which the Company will have the option to buy-out of 0.5% by paying $1,000,000.

Lac Coulombre Property

Property description and location

The Lac Coulombre property consists of 89 mining claims covering approximately 5,000 hectares area on land located about 100 kilometres south of Quebec City, Quebec.

Ownership

On November 5, 2024, the Company entered into an option agreement to acquire a 100% interest in the Lac Coulombre Property.

On November 3, 2025, the Company entered into an amended option agreement (the “Lac Coulombre Property Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement.

Pursuant to the terms of the Lac Coulombre Amended Agreement, the Company acquired a 100% interest in the property by making a cash payment of $5,000 and issued 2,250,000 common shares during the year ended March 31, 2026.

The Lac Coulombre property has a 1.5% NSR payable to the optionor of which the Company will have the option to buy-out of 0.5% by paying $1,000,000.

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
(100) STARES CONTRACTING CORP. (84)
(100) YVON MICHAEL GAGNE (20)
Falcon Lake Lithium Project
Esri, USGS, Province of Ontario, Esri, HERE, Garmin, FAO, NOAA, USGS, EPA, NRCan, Parks Canada
0 2.5 5 10 km

Rose West Lithium Property, Quebec

Property description and location

Rose West Lithium Property consists of 32 mining claims covering approximately 1,700 hectares area on NTS map 33C01 on the territory of Eeyou Istchee in James Bay area, Quebec, Canada. It is located about 40 km north of Cree Village of Nemaska located about 300 km northwest of Chibougamau.

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

Ownership

On October 13, 2023, the Company entered into an option agreement to acquire a 100% interest in the Pontax West Lithium Property (the “Pontax Lithium Agreement”). The property consists of 72 mining claims covering over 3,800 hectares in the James Bay lithium region of northern Quebec.

On September 13, 2024, the Company entered into an amended option agreement (the “Pontax West Lithium Amended Agreement”) which amended the due dates for certain share issuances and exploration expenditure requirements of the option agreement. Under the terms of the Pontax West Lithium Amended Agreement, the Company acquired a 100% interest in the property by completing the share issuance of 2,500,000 on May 7, 2025 with a fair value $37,500. The share issuance had been accrued at March 31, 2025. The Pontax West Lithium property has a 1.5% GMR payable to the Optionor of which the Company will have the option to reduce the GMR to 1.0% by paying $1,000,000 for one-half of one percent.

On August 1, 2025, the Company signed a plan of arrangement agreement (the “Agreement”) to spin out its Pontax West lithium property located in the province of Quebec to Westlinear Minerals Corp. (“Westlinear”). Under the terms of the arrangement, the Company’s shareholders will be issued one share of Westlinear with respect to every 10 shares of the Company owned on the share distribution record date. On October 23, 2025, the shareholders of the Company approved by special resolution the Agreement to spin out the Company’s Pontax West lithium property to Westlinear. With the completion of the Arrangement occurring on November 28, 2025, following receipt of regulatory approval, Linear transferred the Pontax West Lithium property to Westlinear.

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

Ownership

On March 4, 2023, the Company entered into an option agreement to acquire a 100% interest in the Rose East Lithium Property (“Rose East Lithium”). The Rose East Lithium property consists of 59 mining claims covering approximately 3,100 hectares in northern Quebec.

On November 3, 2025, the Company entered into an amended option agreement (the “Rose East Lithium Property Amended Agreement”) which amended the due dates and amounts for certain share issuances requirements of the option agreement.

Under the terms of the Rose East Lithium Amended Agreement, the Company has the option to acquire a 100% interest in the property by completing the share issuance of 1,250,000 common shares. On February 3, 2026, the Company issued the required shares to complete its acquisition of a 100% interest in the Rose East Lithium property.

The Rose East Lithium property has a 1.5% GMR payable to the Optionor of which the Company will have the option to reduce the GMR to 1.0% by paying $1,000,000 for 0.5%.

Geology

The Rose East claims are underlain by neo-Archean Voidyre Formation metasediments which contains numerous pegmatite intrusives of the Senay Suite. The Senay suite pegmatites range in length from a few meters to up to 3 kilometers and are the key target of Lithium exploration in the area.

Property Location Map

Ridgeway Clark County, Washington, USA

Property description and location

The Ridgeway Clark County mineral property claims are located in the Clark County, Washington, U.S.

Ownership

The Company staked 67 mineral property claims located in the Clark County, Washington, U.S at a cost of $60,220.

Kipawa West Property

Property description and location

The Kipawa West property is comprised of 53 mining claims covering an approximate area of 3,000 hectares located in Abitibi-Temiscamingue, Quebec.

Ownership

On December 9, 2025, the Company entered into an option agreement to acquire a 100% interest in the Kipawa West rare-earth property(the “Kipawa West Agreement”).

Under the terms of the Kipawa West Agreement, the Company has the option to acquire a 100% interest in the property by completing the following share issuance and exploration expenditures:

Due Dates	Issuance of Linear Minerals common shares	Exploration expenditures ($)
On signing (not yet issued)	1,000,000	-
December 9, 2026	1,500,000	250,000
December 9, 2027	2,000,000	500,000
December 9, 2028	-	500,000

The Kipawa West Property is subject to a 2% GMR royalty payable to the Optionor. The Company will have the option to reduce the GMR from 2.0% to 1.0% by paying $1,000,000.

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

Ownership

The Company acquired a 100% interest in the Kokanee Creek Property in 2022. The Property is subject to a 2.0% NSR royalty of which the Company will have the option to reduce the NSR by 1.0% by paying $1,000,000.

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

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Trix Lithium property by completing the certain option payments, common share issuances and exploration expenditures

The Trix Lithium property is subject to a 2.0% NSR royalty.

During the year ended March 2024, the Company wrote-off all deferred costs to date as the company does not plan to do further work on the property.

Exploration Amounts Expensed

Exploration expenses in the five fiscal years ended March 31:

Year	2026	2025	2024	2023	2022

British Columbia
Kokanee Creek	$Nil	$Nil	$Nil	$Nil	$74,500
Ontario
Jubilee Lithium(1)	Nil	Nil	Nil	64,295	Nil
Phyllis Cobalt(1)	Nil	Nil	Nil	Nil	21,047
Trix Lithium(1)	Nil	Nil	110,050	32,750	Nil
Quebec
Augustus Lithium	727,335	955,337	2,121,855	1,474,863	1,502,261
Kipawa West	79,000	Nil	Nil	Nil	Nil
Lac Coulombre	80,000	Nil	Nil	Nil	Nil
Lac Marion	75,000	Nil	Nil	Nil	Nil
Pontax West Lithium	Nil	30,000	181,000	Nil	Nil
Rose West Lithium	Nil	25,000	72,600	Nil	Nil
Rose East Lithium	Nil	25,000	88,200	Nil	Nil
Titan Gold(1)	Nil	Nil	Nil	89,100	75
General exploration	Nil	252,864	9,700	159,665	11,238
Total	$961,335	$1,288,201	$2,583,405	$1,820,673	$1,609,121

(1)	As of March 31, 2026, the property is no longer held by the Company.

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Internal Controls Disclosure

The Company has internal controls for reviewing and documenting the information from exploration activities, and ensuring the validity of the information. Information that is used to compile exploration results are prepared and certified by appropriately qualified persons at the location of drilling or other exploration activities and is subject to our internal review process which includes review and approval by appropriate project management and the Company’s corporate qualified person under National Instrument 43-101.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s discussion and analysis is presented in relation to the financial statements of Linear Minerals , which statements are prepared as a going concern in accordance with IFRS.

The Company is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of the Company’s short to medium-term operating and exploration cash flow must be derived from external financing.

The financial statements referred to in this Annual Report have been prepared in accordance with IFRS issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The policies applied in the financial statements are based on the IFRS issued and outstanding as at July 29, 2026.

A.	Operating Results

Fiscal 2026 compared to Fiscal 2025

The net loss and comprehensive loss for the year ended March 31, 2026 (the “Current Year”) was $2,683,523, a $629,842 decrease over the net loss of $3,313,365 for the year ended March 31, 2025 (the “Comparative Year”). The significant variances for the Current Year and Comparative Year are as follows:

•	Consultants and director fees were $1,000 in the Current Year, a decrease of $17,900 over $18,900 for the Comparative Year. Consulting fees consist primarily of corporate advisory and development fees as well as director fees;
•	Exploration and evaluation expenditures were $961,335 in the Current Year, a decrease of $326,866 over $1,288,201 for the Comparative Year. Exploration expenditures are primarily for exploration and drill programs carried out on its Quebec lithium prospects, Lac Marion uranium project and the Kipawa West rare earth project;
•	Investor relations expenses were $39,874 in the Current Year, a decrease of $291,717 over $331,591 for the Comparative Year. Investor relations consist of North American and European Investor Marketing programs;
•	Professional fees were $174,064 in the Current Year, an increase of $54,297 over $119,767 for the Comparative Year. The increase was due to legal costs associated with the Plan of Arrangement for the Company during the Current Year;
•	Shareholder communications was $154,500 for the Current Year, an increase of $64,296 over $90,204 for the Comparative Year. Shareholder communication consists primarily of investor programs focused on increasing market and investor awareness of the Company by engaging several groups to assist in growing the Company’s online and digital media presence throughout North America and European markets. Shareholder communications also includes expenses such as transfer agent fees, exchange listing fees, website maintenance and news release costs;
•	Share-based compensation was $90,000 in the Current Year, while the Comparative Year was $131,314 expense. Share-based compensation expense is the fair value of restricted share units and stock options granted and vested to directors, officers and consultants during the year;
•	Loss on marketable securities was $21,679 in the Current Year while the Comparative Year was $Nil. The loss was due to the sale of the marketable securities during the Current Year;
•	Recovery of flow-through premium liability was $218,207 in the Current Year (Comparative Year - $159,579) due to the flow-through recovery during the Current year; and
•	Write-down of exploration and evaluation assets was $1,050,482 for the Current Year (Comparative Year - $1,036,875). This amounts relating to mineral claims that were allowed to lapse or projects for which management determined that future exploration expenditures were no longer justified based on current exploration priorities. The write-downs reflect management’s ongoing review of the Company’s exploration portfolio and capital allocation strategy.

Fiscal 2025 compared to Fiscal 2024

The net loss and comprehensive loss for the year ended March 31, 2025 (the “Current Year”) was $3,313,365 a $3,321,708 decrease over the net loss of $6,635,073 for the year ended March 31, 2024 (the “Comparative Year”). The significant variances for the Current Year and Comparative Year are as follows:

•	Consultants and director fees were $18,900 in the Current Year, a decrease of $92,600 over $111,500 for the Comparative Year. Consulting fees consist primarily of corporate advisory and development fees as well as director fees;
•	Exploration and evaluation expenditures were $1,288,201 in the Current Year, a decrease of $1,295,204 over $2,583,405 for the Comparative Year. Exploration expenditures are primarily for exploration and drill programs carried out on its Quebec lithium prospects;
•	Investor relations expenses were $331,591 in the Current Year, a decrease of $761,430 over $1,093,021 for the Comparative Year. Investor relations consist of North American and European Investor Marketing programs;
•	Professional fees were $119,767 in the Current Year, a decrease of $12,372 over $132,139 for the Comparative Year. The decrease was due to reduced legal costs for the Company during the Current Year;
•	Shareholder communications was $90,204 for the Current Year, a decrease of $35,640 over $125,844 for the Comparative Year. Shareholder communication consists primarily of investor programs focused on increasing market and investor awareness of the Company by engaging several groups to assist in growing the Company’s online and digital media presence throughout North America and European markets. Shareholder communications also includes expenses such as transfer agent fees, exchange listing fees, website maintenance and news release costs;
•	Share-based compensation was $131,314 in the Current Year, while the Comparative Year was $1,786,445 expense. Share-based compensation expense is the fair value of restricted share units and stock options granted and vested to directors, officers and consultants during the year;
•	Unrealized loss on marketable securities was $63,513 in the Current Year while the Comparative Year was $549,946. The loss was due to a decrease in the fair value of the market securities held;
•	Recovery of flow-through premium liability was $159,579 in the Current Year (Comparative Year - $717,679) due to the flow through recovery during the current year; and
•	Write-down of exploration and evaluation assets was $1,036,875 for the Current Year (Comparative Year - $749,771). These amounts are due to the Company’s write down of the deferred costs on certain properties for which the Company is either negotiating amendment agreements, re-staking claims or has decided not to continue with further exploration work on the property.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production to date.

Readers should refer to the notes to the financial statements for details regarding all the mineral leases and option to joint venture agreements for each of the Company’s properties.

B.	Liquidity and Capital Resources

Financial Conditions for the year ended March 31, 2026

The Company has historically financed its operations through equity financings. As an exploration-stage issuer, the Company does not generate operating revenues and is dependent on external financing to fund exploration activities, corporate administration and working capital requirements.

The Company currently has no long-term debt obligations. Future capital requirements will depend upon a number of factors, including the timing and extent of exploration programs, the acquisition or disposition of mineral properties, regulatory approvals and general market conditions. The Company expects that future exploration expenditures will continue to be funded primarily through equity financings and strategic transactions.

Management believes that additional financing will be required to fund the Company’s planned exploration activities and corporate overhead during the next twelve months. The Company intends to continue evaluating financing alternatives, including equity financings, strategic partnerships, property transactions and other capital raising initiatives. There can be no assurance that additional financing will be available on acceptable terms, or at all.

Please refer to Item 3 – Key Information – section D - Risk Factors in this document.

At March 31, 2026, the Company had cash of $330,676 (March 31, 2025 – $951,807), current assets of $473,133, current liabilities of $1,130,715 and a working capital deficiency of $657,582. The decrease in cash during the year primarily reflects expenditures on exploration activities, corporate administration and professional fees, partially offset by proceeds from private placements completed during the year. At March 31, 2026, the Company is required to incur $150,000 of flow-through qualified expenditures.

Linear Minerals began the year ended March 31, 2026, with $951,807 in cash. During the year ended March 31, 2026, the Company expended $1,274,144 on operating activities, net of working capital changes, cash provided by investing activities was $37,013, comprising $102,233 of proceeds from the sale of marketable securities, partially offset by $65,220 of exploration and evaluation asset acquisition costs and generated $616,000 from financing activities which was attributable to proceeds from share issuances, net of share issue costs, to end at March 31, 2026 with $330,676 in cash.

The Company’s financial statements were prepared using IFRS applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. The Company holds its cash in bank accounts that earn interest at variable interest rates.

Operations for the year ended March 31, 2026, have been funded primarily through non-brokered private placement financings with the issuance of equity.

Capital Resources

As discussed above, at March 31, 2026, the Company had a working capital deficit of $657,582 compared to a working capital of $311,693 at March 31, 2025. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. The Company estimates that these funds will not be sufficient to provide the Company with the financial resources to carry out currently planned exploration and operations through the next twelve months and will therefore need to seek additional sources of financing to meet all exploration expenditures for its property commitments as well its ongoing operations.

The Company had 84,335,286 common shares issued and outstanding as at March 31, 2026. (March 31, 2025 – 61,335,286).

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Fiscal 2026 and subsequently up to July 29, 2026

On December 11, 2025, the Company closed a non-brokered private placement and issued 3,000,000 Quebec flow-through shares (“QFT share”) priced at $0.05 per QFT share for gross proceeds of $150,000. The Company recognized a liability for flow-through shares of $15,000. The Company paid finder fees of $9,000;

On January 22, 2026, the Company closed a first tranche of its non-brokered private placement and issued 3,000,000 units at a price of $0.05 per unit with each unit consisting of one common share and one common share purchase warrant for gross proceeds of $150,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.25 per share for a period of one year from the issue date. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.53%, volatility factor of 190.61% and an expected life of one year;

On February 3, 2026, the Company closed its non-brokered private placement. As part of the closing, the Company issued 6,500,000 units at a price of $0.05 per unit and one common share purchase warrant for gross proceeds of $325,000. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.25 per share for a period of one year from the issue date; The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 2.52%, volatility factor of 188.44% and an expected life of one year; and

On July 13, 2026, the Company completed a consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 6.5 pre-consolidation common shares. Immediately before the consolidation, the Company had 84,335,286 common shares issued and outstanding. Following the consolidation, the Company had approximately 12,974,542 common shares issued and outstanding, subject to adjustments arising from the rounding of fractional shares. The Company’s common shares continue to trade on the Canadian Securities Exchange under the symbol “LINE.” All weighted-average share and per-share amounts presented in these financial statements have been retrospectively adjusted to reflect the share consolidation.

Fiscal 2025

On April 18, 2024, the Company closed a non-brokered private placement consisting of 1,739,130 Quebec flow-through shares (“QFT share”) priced at $0.23 per QFT share for gross proceeds of $400,000. The Company recognized a liability for flow-through shares of $86,957 also paid finder’s fees of $24,000; and

On October 18, 2024, the Company closed its non-brokered private placement and issued 8,750,000 QFT shares at a price of $0.08 per QFT share for gross proceeds of $700,000. The Company recognized a liability for flow-through shares of $131,250 and also paid finders’ fees of $42,000.

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

On June 9, 2023, the Company closed a non-brokered private placement consisting of 1,338,461 Quebec flow- through shares (“QFT share”) priced at $0.65 per QFT share and 573,770 National flow through shares (“NFT share”) priced at $0.61 per NFT share for aggregate gross proceeds of $1,220,000. The Company recognized a liability for flow-through shares of $91,783. The Company also paid finder’s fees of $73,200; and

On November 21, 2023, the Company closed a non-brokered private placement consisting of 675,000 common shares priced at $0.40 per share for aggregate gross proceeds of $270,000 and 1,855,554 Quebec flow-through units (“QFT unit”) priced at $0.45 per QFT unit for gross proceeds of $835,000. Each flow-through unit consists of one flow-through share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.65 cents per share for a period of two years from the issue date. The QFT share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 4.39% and 4.57%, volatility factor of 116.96% and an expected life of two years. The Company recognized a liability for flow-through shares of $92,778. The Company also paid finder’s fees of $48,000.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Stock Options

During the year ended March 31, 2026, the Company did not grant any stock options.

During the year ended March 31, 2025, the Company granted 1,200,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.18 per share, expiring on April 26, 2026.

During the year ended March 31, 2024, the Company granted 2,000,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.59 per share, expiring on June 4, 2028.

Restricted Share Units

During the year ended March 31, 2026, the Company granted 4,500,000 restricted share units (“RSU’s”) to officers, directors and consultants of the Company. On September 8, 2025, the Company issued 4,500,000 common shares upon the vesting and settlement of restricted share units granted on May 8, 2025.

During the year ended March 31, 2025, the Company did not issue any RSU’s.

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

Going Concern

As at March 31, 2026, the Company had cash of $330,676, a working capital deficiency of $657,582, incurred a net loss of $2,683,523 and used $1,274,144 in operating activities. The Company will need to raise additional financing as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company has also implemented cost savings measures.

The financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for Fiscal 2027

The Board of Directors will continue to evaluate strategic alternatives intended to enhance shareholder value, including potential acquisitions, dispositions, joint ventures and other transactions involving the Company’s mineral property interests.

On July 6, 2026, the Company entered into an addendum to its May 21, 2026 non-binding letter of intent with Critical Prospecting Corp. Under the revised transaction structure, the Company proposes to acquire certain mineral properties directly from Critical Prospecting Corp., rather than acquiring all of its issued and outstanding securities.

The properties to be acquired and the consideration payable remain subject to negotiation and will be set out in a definitive agreement. The previously announced flow-through and hard-dollar financings associated with the proposed transaction have been placed on hold. Completion of the proposed transaction remains subject to satisfactory due diligence, the execution of definitive agreements, receipt of required regulatory approvals and other customary closing conditions. As the final terms have not yet been determined, the financial effect of the proposed transaction cannot currently be reasonably estimated.

The Company has not established any mineral reserves on its mineral properties. The Company’s ability to continue its operations and realize the carrying value of its mineral property interests depends on the identification of economically recoverable mineral deposits, its ability to obtain the financing required to advance its properties and, ultimately, the achievement of profitable operations or proceeds from the disposition of its mineral property interests.

As at July 29, 2026, the Company had 12,974,542 common shares issued and outstanding, after giving effect to the consolidation completed on July 13, 2026 on the basis of one post-consolidation common share for every 6.5 pre-consolidation common shares.

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

Going Concern

The assessment of the Company’s ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 6 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;
•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;
•	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and
•	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full, from successful development or by sale.

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

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at March 31, 2026:

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

The following table lists the directors and senior management of the Company as at March 31, 2026. The directors have served in their respective capacities since their election and/or appointment and will serve until the next AGM or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at July 29, 2026 (6)	Principal Business Activities Outside the Company
Gurminder Sangha (1) Director, President and Chief Executive Officer	None	517,579	Businessman and consultant to companies in the junior resource sector
Jurgen Wolf (2) Director, Chief Financial Officer and Corporate Secretary	Electrum Discovery Corp. Petrichor Energy Inc. Adastra Holdings Ltd. Consolidated Odyssey Exploration Inc. Odyssey Petroleum Corporation	30,769	Consultant to companies in the junior resource sector
Craig Alford (3) Director	Evergreen- Agra Inc. Verde Science Inc.	30,769	Geologist
Jason Grewal (4), Director	None	16,923	Lawyer
Jodie Gibson(5), Director	None	92,308	Geologist

(1)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018. Mr. Sangha is an independent business advisor to the resources industry and brings over twelve years of management and financing expertise in both public and private companies.
(2)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018. Mr. Wolf has been involved in the oil and gas industry for more than 15 years, assisting public companies with investor relations and administration. Mr. Wolf was President and a director of former US Oil and Gas Resources Inc., which amalgamated to form Petrichor Energy Inc. in 2005. Mr. Wolf is a director of several public companies.
(3)	Craig Alford was appointed Director of the Company on October 7, 2019. Mr. Alford holds both a Bachelor of Science (Hons) and a Master of Science in Geology. He is a registered Professional Geoscientist (P. Geo) in Ontario and is a Qualified Person, as defined in National Instrument 43-101. During his 30 years of experience worldwide, Mr. Alford has designed, managed and provided technical direction for projects throughout North and South America, China, Central Asia, Russia, Australia and Africa. Mr. Alford’s experience has included senior positions for a number of large mining companies including, Zijin Mining Group, China Railway, and Teck Mining Ltd.
(4)	Jason Grewal was appointed to the Company’s board of director on October 23, 2019. Mr. Grewal is a solicitor in England and Wales and was admitted as an attorney in the state of New York. He has studied law at the London School of Economics, and holds a law degree from the University of London, an LLM in international business law from the IE Law School in Madrid and an MSc in global finance from Cass Business School in London. He has experience working in Canada, the United States and the United Kingdom, and in Europe. He has advised on various capital market transactions in various jurisdictions, and has experience working with both international law firms and multinational corporations.
(5)	Jodie Gibson was appointed to the Company’s board of director on March 23, 2021. Mr. Gibson is an exploration geologist with over 14 years mineral exploration experience throughout the North American Cordillera from Alaska to Mexico; including syngenetic and epigenetic precious and base metal systems. He was the Project Manager of the Underworld Resources Inc. exploration team that discovered and defined the Golden Saddle and Arc deposits. Prior to joining the Company, Mr. Gibson was serving as Vice President Exploration for White Gold Corp where he oversaw over $30 million in exploration activities over the previous three years with highlights including expansion of the Golden Saddle and Arc deposits and five new discoveries across the White Gold district: including the high-grade Vertigo discovery on the JP Ross property. Mr.

Gibson holds a Bachelor of Science Degree and a Master of Science Degree from Indiana State University and is a member of the Association of Professional Engineers and Geoscientists of British Columbia.

(6)	All share, option and warrant quantities and related exercise prices in this table have been adjusted to reflect the 6.5-for-1 consolidation of the Company’s common shares completed on July 13, 2026.

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

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)	A Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a CEO, for any part of the financial year ended March 31, 2026;

(b)	A Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a CFO, for any part of the financial year ended March 31, 2026;

(c)	Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
(d)	Each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended March 31, 2026.

The Company had two NEOs during the year. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant, give or otherwise provide to each NEO and director for the financial year ended March 31, 2026.

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

Share-based awards

The board of directors adopted a Restricted Share Unit Plan (“RSU Plan”) dated for reference December 31, 2021, which has been most recently approved by the shareholders of the Company on October 22, 2025 at the Company’s

AGSM on that date, providing for the issuance of RSUs to directors, officers, employees, and consultants (“Eligible Persons”).

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

Notwithstanding any other provision of the RSU Plan:

(1)	the aggregate number of Shares reserved for issuance pursuant to RSUs granted under the RSU Plan and other Security Based Compensation Arrangements (as defined in the RSU Plan) cannot exceed 10% of the issued and outstanding Shares as at the date of grant (on a non-diluted basis);

(2)	the aggregate number of Shares reserved for issuance pursuant to RSUs granted to any one individual in any 12 month period shall not exceed 1% of the issued and outstanding Shares, unless disinterested shareholder approval is obtained;

(3)	the aggregate number of Shares reserved for issuance pursuant to RSUs granted to Insiders (as defined in the policies of the Exchange) shall not exceed 2% of the issued and outstanding Shares, unless disinterested shareholder approval is obtained; and

(4)	all RSUs granted pursuant to the RSU Plan are subject to the policies of the Exchange.

At March 31, 2026, and at July 29, 2026, the maximum number of common shares which may be issued pursuant to share-based awards under the RSU Plan is equal to 1,297,454 and 1,297,454 of the issued and outstanding common shares at the respective dates. There were Nil RSU’s share-based awards outstanding at March 31, 2026 and July 29, 2026 respectively.

Option-Based Awards

The board of directors of the Company adopted a stock option plan, as amended (the “Plan”), effective December 8, 2018, which has been most recently approved by the shareholders of the Company on October 22, 2025 at the Company’s AGSM on that date. The number of shares in respect of which options may be granted under the plan shall not exceed 10% of the issued and outstanding common shares of the Company at the relevant grant date. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

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

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and service providers, as an incentive for performance, and as an opportunity to participate in the success of Linear Minerals. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options are exercisable over periods of up to ten years as determined by the board of directors of Linear Minerals and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted. Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Linear Minerals and its subsidiaries or employees of companies providing management services to Linear Minerals or its subsidiaries.

At March 31, 2026 and July 29, 2026, 724,580 and 980,045 Common Shares, respectively, remained available for future option grants under the Plan. There were 572,874 and 317,409 stock options outstanding at those respective dates. All quantities in this paragraph are presented on a post-consolidation basis.

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

Summary Compensation Table

The compensation paid to the NEOs during the years ended March 31, 2026, 2025 and 2024 is as set out below:

NEO Name and Principal Position	Year (1)	Salary/Fees ($)	Share-Based Awards ($)	Option-Based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($(3) )	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Gurminder Sangha (4) President and CEO	2026 2025 2024	307,929 280,050 234,800	18,000 Nil 236,000	Nil 21,886 422,028	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	325,929 301,936 892,828
Jurgen Wolf (5) CFO and Corporate Secretary	2026 2025 2024	Nil Nil 10,000	15,000 Nil 93,000	Nil 21,886 131,884	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,000 21,886 234,884
(1)	Financial years ended March 31.
(2)	The “grant date fair value” of options granted during the year is determined by using the Black-Scholes model, please see the table under “Incentive Plan Awards” for the ‘in-the-money’ value of these options.
(3)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEO.
(4)	Gurminder was appointed to the Company’s board of directors on December 22, 2017 and appointed President and Chief Executive Officer on March 26, 2018.
(5)	Jurgen Wolf was appointed to the Company’s board of directors on February 22, 2018 and appointed Chief Financial Officer and Corporate Secretary of the Company on February 28, 2018.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the board regarding such compensation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2026, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1) (2)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in- the money Options (1) (2) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Gurminder Sangha	123,077	3.835	June 4, 2028	Nil	Nil	Nil
Gurminder Sangha	30,769	1.17	April 26, 2026	Nil	Nil	Nil
Jurgen Wolf	38,462	3.835	June 4, 2028	Nil	Nil	Nil
Jurgen Wolf	30,769	1.17	April 26, 2026	Nil	Nil	Nil
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.
(2)	All share, option and warrant quantities and related exercise prices in this table have been adjusted to reflect the 6.5-for-1 consolidation of the Company’s common shares completed on July 13, 2026.

Incentive Plan Awards – Value Vested or Earned During the Year

Details for share-based awards earned and option-based awards that vested for Gurminder Sangha and Jurgen Wolf respectively during the financial year ended March 31, 2026, are disclosed above in the Summary of Compensation Table.

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

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Year (1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Craig Alford	2026 2025 2024	Nil Nil Nil	6,000 Nil 38,000	Nil 13,679 131,884	Nil Nil Nil	Nil Nil Nil	1,000 5,600 16,000	7,000 19,279 185,884
Jason Grewal	2026 2025 2024	Nil Nil Nil	20,000 Nil 177,500	Nil 43,771 79,130	Nil Nil Nil	Nil Nil Nil	Nil 6,500 Nil	20,000 50,271 256,630
Jodie Gibson	2026 2025 2024	Nil Nil Nil	15,000 Nil 93,000	Nil 13,679 52,753	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	15,000 13,679 145,753

Outstanding Share-based Awards and Option-based Awards

The share-based awards and option-based awards outstanding for the NEOs, as at the financial year ended March 31, 2026, is as set out below:

	Option-based Awards				Share-based Awards
Name	Number of Securities Underlying Unexercised Options (1)	Option Exercise Price ($)	Expiry Date	Value of Unexercised in- the money Options (1) ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Pay-out Value of Share-based Payments that have not Vested ($)
Craig Alford	38,462	3.835	June 4, 2028	Nil	Nil	Nil
Craig Alford	19,231	1.17	April 26, 2026	Nil	Nil	Nil
Jason Grewal	23,077	3.835	June 4, 2028	Nil	Nil	Nil
Jason Grewal	61,538	1.17	April 26, 2026	Nil	Nil	Nil
Jodie Gibson	19,231	1.17	April 26, 2026	Nil	Nil	Nil
Jodie Gibson	15,385	3.835	June 4, 2028	Nil	Nil	Nil
(1)	This amount is calculated based on the difference between the market value of the shares underlying the options at the end of the most recently completed financial year.
(1)	All share, option and warrant quantities and related exercise prices in this table have been adjusted to reflect the 6.5-for-1 consolidation of the Company’s common shares completed on July 13, 2026.

Incentive Plan Awards – Value Vested or Earned During the Year

Share-based awards earned and option-based awards that vested for directors, during the financial year ended March 31, 2026, was $41,000 and $Nil respectively. Details of these amounts are found above under Directors Compensation.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (1) (2)	572,874	$3.496	724,580
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total (1) (2)	572,874	$3.496	724,580

(1)	Column (a) consists of 572,874 Common Shares issuable upon the exercise of outstanding stock options under the Company’s shareholder-approved Stock Option Plan. There were no restricted share units outstanding under the Company’s shareholder-approved Restricted Share Unit Plan as at March 31, 2026.
(2)	The Stock Option Plan and Restricted Share Unit Plan are subject to a single aggregate rolling reserve equal to 10% of the Company’s issued and outstanding Common Shares. As at March 31, 2026, the aggregate reserve was 1,297,454 Common Shares. After deducting 572,874 Common Shares issuable under outstanding stock options and Nil Common Shares issuable under outstanding restricted share units, 724,580 Common Shares remained available for future grants under either plan.
(3)	All share and option quantities and related exercise prices in this table have been adjusted to reflect the consolidation of the Company’s Common Shares on the basis of one post-consolidation Common Share for every 6.5 pre-consolidation Common Shares completed on July 13, 2026.

Indebtedness of Directors and Executive Officers

None of the directors, executive officers, or associates of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises during the Most Recently Completed Financial Year

None.

C.       Board Practices

The Company has five directors as of July 29, 2026, namely: Gurminder Sangha, Jurgen Wolf, Craig Alford, Jason Grewal, and Jodie Gibson. Mr. Sangha, Mr. Wolf, Dr. Alford, Mr. Grewal, and Mr. Gibson were appointed on December 22, 2017, February 22, 2018, October 7, 2019, October 23, 2019, and March 23, 2021, respectively. All directors will serve for a term of office expiring at the next AGM of the Company. All officers have a term of office lasting until their removal or replacement by the board of directors.

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

Audit Committee

As of July 29, 2026, Gurminder Sangha, Jason Grewal and Jodie Gibson are the members of the Company’s audit committee and with Mr. Grewal acting as Chair. Its primary function is to review the financial statements of the Company before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of the Company’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

The members of the Corporate Governance and Executive Compensation Committee are Gurminder Sangha, Jason Grewal and Jodie Gibson. The Committee monitors developments in corporate governance, reviews the Board’s governance practices, identifies suitable candidates for nomination to the Board, evaluates the performance of the Board and senior executives, and makes recommendations regarding executive compensation.

D.       Employees

At March 31, 2026, the Company did not have any employees.

E.       Share Ownership

See Item 6A. – “Directors and Senior Management”.

See Item 6B. for stock options held by the directors or members of senior management of the Company as at March 31, 2026.

The following table sets forth, as of July 29, 2026, the number of Linear Minerals’ common shares beneficially owned by the directors and members of senior management of Linear Minerals , individually, and as a group, and the percentage of ownership of the outstanding common shares represented by such shares.

The shareholders listed below possess sole voting and investment power with respect to the shares shown.

Directors and Senior Management Share Ownership as at July 29, 2026

Name of Shareholder	Number of Shares held, directly and indirectly, at July 29, 2026 (1)(2)	% of Issued and Outstanding Shares at July 29, 2026(1)
Gurminder Sangha	517,579	3.99%
Jurgen Wolf	30,769	0.24%
Jodie Gibson	92,308	0.71%
Craig Alford	30,769	0.24%
Jason Grewal	16,923	0.13%
(1)	Based on 12,974,542 common shares issued and outstanding as at July 29, 2026.
(2)	All share quantities in this table have been adjusted to reflect the 6.5-for-1 consolidation of the Company’s common shares completed on July 13, 2026.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

To the knowledge of the directors and executive officers of the Company as at July 29, 2026, there are no holders of 5% or more of the common shares of Linear Minerals.

The above information was obtained from SEDAR+ at www.sedarplus.ca

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

The Company’s securities are recorded on the books of its transfer agent in registered form; however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Linear Minerals does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Linear Minerals is not directly or indirectly owned or controlled by a corporation or foreign government. As of July 29, 2026, the Company had authorized an unlimited number of common shares without par value of which 12,974,542 were issued and outstanding.

The Company is not aware of any arrangements between shareholders or other persons which may result in a change of control of the Company.

B.       Related Party Transactions

During the years ended March 31, 2026, 2025, and 2024, the Company:

a)	paid $307,929 (2025 - $280,050, 2024 - $234,800) to non-independent director and officers of the Company;
b)	paid fees to independent directors of $1,000 (2025 – $12,100, 2024 - $16,000);
c)	made share-based payments of $74,000 (2025 - $114,900, 2024 - $1,455,180).

As at March 31, 2026, an amount of $237,535 comprised of $20,390 owing for fees and/or expenses to directors and officers and $217,145 owing for fees and/or expenses to companies controlled by directors and officers is included in amounts due to related parties (March 31, 2025 - $142,889, March 31, 2024 - $254,869) and an amount of $18,785 was due from companies controlled by common directors and officers. These amounts were settled in the ordinary course of business.

Other than as disclosed above, there have been no transactions during the 2026 fiscal year which have materially affected or will materially affect Linear Minerals in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to Linear Minerals as Linear Minerals could have obtained from unaffiliated parties.

C.       Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and, as such, there is no requirement to provide any information under this sub-item.

item 8.	Financial information

A.       Financial Statements and Other Financial Information

Statements

The financial statements required as part of this Annual Report are filed under Item 18 of this Annual Report. The financial statements as required are found at Exhibit F-1 to this Annual Report. The audit report of DeVisser Gray LLP, Chartered Professional Accountants, is included immediately preceding the financial statements for the years ended March 31, 2026, 2025, and 2024.

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

B.       Significant Changes

There are no significant changes that have occurred since the date of Linear Minerals’ most recent audited financial statements, March 31, 2026, other than disclosed in this Annual Report on Form 20-F, items represented in Note 14 to the financial statements for the year ended March 31, 2026.

ITEM 9.	THE OFFER AND LISTING

A.       Offer and Listing Details

Linear Minerals ’s common shares trade on the CSE under the trading symbol “LINE” and CUSIP # 53567A200. The Company is also listed on the OTC under LINMF.

Trading Markets

The tables below list the high and low prices for common shares of the Company for the five most recent full financial. The Company’s common shares began trading on the Canadian Securities Exchange as of March 1, 2020 and prior to that date, the common shares were traded on the TSX Venture Exchange.

CSE: LINE – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
March 2026 March 2025	0.065 0.20	0.018 0.015
March 2024	0.95	0.16
March 2023	1.04	0.25
March 2022	1.52	0.53

The following table lists the volume of trading and high, low and maximum closing sales prices for shares of Linear Minerals ’s common stock for the last eight fiscal quarters and for the most recent six months.

CSE: LINE – Trading in Canadian Dollars
	High	Low
	($)	($)
Fiscal 2026
Fourth Quarter Third Quarter	0.035 0.065	0.015 0.015
Second Quarter	0.055	0.035
First Quarter	0.07	0.035

Fiscal 2025
Fourth Quarter Third Quarter	0.07 0.07	0.03 0.045
Second Quarter	0.116	0.07
First Quarter	0.20	0.08

Month ended
June 30, 2026	0.04	0.025
May 31, 2026	0.045	0.035
April 30, 2026	0.065	0.045
March 31,2026	0.05	0.035
February 28, 2026	0.055	0.05
January 31, 2026	0.07	0.04

The Company’s common stock is issued in registered form.

B.       Plan of Distribution

This Form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, and as such, there is no requirement to provide any information under this item.

C.       Markets

Linear Minerals shares trade on the following stock exchanges and other regulated markets:

Stock Exchange or other regulated market	Company symbol
Canadian Securities Exchange	LINE
Frankfurt Stock Exchange	JKL
OTCB	LINMF

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

On June 23, 2011, the Company adopted new Articles of Association.

Securities Registrar

Endeavor Trust Corporation. is the transfer agent and registrar for the shares at its principal office in Vancouver, BC.

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

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

The Company has only one class of shares, common shares without par value of which an unlimited number are authorized and 12,974,542 are outstanding as of July 29, 2026. All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

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

Exhibits attached to this Form 20-F are available for viewing at the head office of the Company, 700 West Georgia Street, 25th  Floor, Vancouver, British Columbia V7Y 1B3 during normal business hours. Copies of Linear Minerals ’s financial statements and other disclosure documents required under the British Columbia Securities Act are available for viewing at www.sedarplus.ca.

I.	Subsidiary Information

This information is not required for reports filed in the United States.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Linear Minerals is exposed to market risk arising from changes in interest rates, foreign currency exchange rates and other market prices. As at March 31, 2026, the Company had no derivative financial instruments, marketable securities or interest-bearing debt and had no significant exposure to foreign currency or interest rate risk through its financial instruments.

The Company does not enter into financial instruments for trading or hedging purposes. Management has determined that reasonably possible near-term changes in interest rates, foreign currency exchange rates or other market prices would not have a material effect on the Company’s earnings, cash flows or the fair value of its financial instruments. Accordingly, no quantitative market-risk disclosure has been presented.

Additional information regarding the Company’s financial instruments and financial risk management is included in Note 11 to the audited financial statements included in this Annual Report.

ITEM 12.	description of securities other than equity securities

Not applicable.

PART II

ITEM 13.	defaults, dividend arrearages and DELINQUENCIES

Not applicable.

ITEM 14.	material modifications to the rights of security holders and use of proceeds

Not applicable.

item 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this Form 20-F Annual Report for the fiscal year ended March 31, 2026, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in applicable rules and forms and (ii)

material information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026. In making this assessment, they used the criteria set forth in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that, as of March 31, 2026, the Company’s internal control over financial reporting was and is effective, based on those criteria.

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

Changes in internal controls over financial reporting

No changes in the Company’s internal control over financial reporting occurred during the year ended March 31, 2026, that materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Jason Grewal, an independent member and Chair of the Audit Committee, qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s CEO, the CFO, and other members of senior management. The Company’s Code of Ethics is filed as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended March 31, 2026, and to the date of filing of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended March 31,
Services:	2026 (1)	2025
Audit fees	$ 55,500	$ 50,010
Audit-Related fees	Nil	Nil
Corporate tax fees	2,500	2,500
All other fees	Nil	Nil
Total fees	$ 58,500	$ 52,510

(1) Estimated audit fees for the year ended March 31, 2026

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

During the year ended March 31, 2026, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Corporate Tax Fees”, and “All Other Fees” were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no purchases of equity securities by the issuer and affiliated purchasers.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H	MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable

ITEM 16J	INSIDER TRADING POLICIES

The Company has adopted an insider trading policy that applies to its directors, officers, employees and consultants. The policy is intended to promote compliance with applicable securities laws and prohibits trading in the Company’s securities while in possession of material non-public information.

A copy of the Company’s Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

ITEM 16K	CYBERSECURITY

Risk Management and Strategy

The Company relies on third-party service providers for its information technology, electronic communications, data storage and financial reporting systems.

The Company manages cybersecurity risks as part of its overall risk-management and internal-control processes. Its procedures include access controls, password protection, data backups, software updates and the reporting of suspected cybersecurity incidents. The Company may use external information technology advisors to assist with cybersecurity matters.

The Company also considers cybersecurity risks associated with its third-party service providers, although its ability to monitor their systems and controls is limited.

As of the date of this Annual Report, the Company has not identified any cybersecurity incident that has materially affected its business, results of operations or financial condition. However, a future cybersecurity incident could have a material adverse effect on the Company.

Governance

The Board, acting through the Audit Committee, oversees cybersecurity risk. The Chief Executive Officer and Chief Financial Officer receive information regarding cybersecurity matters from the Company’s third-party information technology service providers and monitor the prevention, detection, mitigation and remediation of cybersecurity incidents. Their relevant experience includes oversight of public-company operations, financial reporting systems, disclosure controls and third-party information technology systems; neither officer has specialized cybersecurity qualifications.

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

This annual report on Form 20-F includes the following financial statements of Linear Minerals :

a)	Auditors’ Report on the Statements of Financial Position as at March 31, 2026, and 2025 and the Statements of Operations and Comprehensive Loss, Statement of Changes in Shareholder’s Equity, and Statements of Cash Flows for years ended March 31, 2026, 2025, and 2024;
b)	Statements of Financial Position as at March 31, 2026, and 2025;
c)	Statements of Loss and Comprehensive Loss for the years ended March 31, 2026, 2025 and 2024;
d)	Statement of Changes in Shareholder’s Equity for the years ended March 31, 2026, 2025 and 2024;
e)	Statements of Cash Flows for years ended March 31, 2026, 2025 and 2024; and
f)	Notes to Financial Statements for the years ended March 31, 2026, March 31, 2025, and March 31, 2024.

ITEM 19.	EXHIBITS

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year:

Exhibit Number	Description
F-1	Financial Statements for the Years Ended March 31, 2026, 2025 and 2024, and Auditors’ Report from DeVisser Gray LLP, Chartered Professional Accountants (PCAOB Firm ID#1054) for the years ended March 31, 2026, 2025 and 2024.
1.1(1)	Certified Copies of Transition Application and Notice of Articles
2.1	Description of Common Shares of Linear Minerals Corp. registered pursuant to Section 12 of the Securities Exchange Act of 1934
4.1(2)	Stock Option Plan (10% Rolling), as approved by shareholders on October 22, 2025
4.7(2)	Restricted Share Unit Plan (10% Rolling), as approved by shareholders on October 22, 2025
11.1(1)	Code of ethics
11.2	Insider Trading and Blackout Period Policy
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer
101	Inline XBRL Interactive Data File
104	Cover Page Interactive Data File

(1)	These exhibits were included as exhibits to, and are incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on September 30, 2005.
(2)	These exhibits were included as exhibits to, and are incorporated herein by reference to, the Company’s Annual Report filed on Form 20-F with the Commission on August 11, 2026.

END OF EXHIBITS

SIGNATURES

Linear Minerals Corp. certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

LINEAR MINERALS CORP.

Per:

/s/ Gurminder Sangha

Gurminder Sangha, President

DATED: August 11, 2026